Form 20-F
period 2018-12-31
HUYA Inc.
filed 2019-04-26
CIK 1728190

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from        to

Commission file number: 001-38482

HUYA Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building B-1, North Block of Wanda Plaza,

No. 79 Wanbo 2nd Road,

Panyu District, Guangzhou 511442

People’s Republic of China

(Address of principal executive offices)

Henry Dachuan Sha, Chief Financial Officer

E-mail: shadachuan@huya.com

Building B-1, North Block of Wanda Plaza,

No. 79 Wanbo 2nd Road,

Panyu District, Guangzhou 511442

People’s Republic of China

Telephone: +86 20 8212-0546

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Class A ordinary share, par value US$0.0001 per share	New York Stock Exchange
Class A ordinary shares, par value US$0.0001 per share*	New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of our American depositary shares, each representing one Class A ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2018, there were 203,797,058 ordinary shares outstanding, being the sum of 44,639,737 Class A ordinary shares (excluding 3,000,000 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan) and 159,157,321 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes    ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐  Yes    ☐  No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

•

“active user” for any period in the context of our operating data means the sum of our mobile app active users, website active users and active users accessing our platform through YY Client during such relevant period. We calculate our mobile app active users based on the number of mobile devices that launched our Huya Live mobile app during such relevant period. We calculate our website active users based on the number of mobile devices and PC devices with unique media access control address that accessed our websites during such relevant period. We calculate active users accessing our platform through YY Client based on the number of PC devices with unique media access control address that launched YY Client and accessed our platform during the relevant period. The calculations of our active users may not reflect the actual number of people using Huya, as it is possible that some people may use more than one device, or some people may share one device, or some people may access our platform through multiple channels;

•	“active broadcaster” for any period means a registered broadcaster who has live broadcasted on our platform at least once during such relevant period;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•

“average daily time spent on mobile app per mobile active user” for any period in the context of our operating data is calculated by dividing (i) the sum of average time spent on our Huya Live mobile app each day per mobile active user for such period, by (ii) the number of days for such period;

•	“MAU” means monthly active user;

•

“average MAU” means the average monthly active users. Average MAU for any period is calculated by dividing (i) the sum of active users (excluding active users of Nimo TV) for each month of such period, by (ii) the number of months in such period;

•	“mobile MAU” in the context of our operating data means monthly active users on our Huya Live mobile app;

•

“average mobile MAU” in the context of our operating data means the average monthly active users on our Huya Live mobile app. Average mobile MAU for any period is calculated by dividing (i) the sum of our active users on our Huya Live mobile app for each month of such period, by (ii) the number of months in such period;

•

“average monthly active broadcaster” for any period in the context of our operating data is calculated by dividing (i) the sum of our active broadcasters for each month of such period (excluding active broadcasters of Nimo TV), by (ii) the number of months in such period;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;

•	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;

•

“paying user” for any period in the context of our operating data means a registered user (excluding the registered users of Nimo TV) that has purchased virtual items on our platform at least once during the relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platform;

•

“professionally-generated content” or “PGC” refers to the content licensed from professional content providers and the content produced by us in collaboration with professional teams with expertise in producing high-quality content;

•	“professional-user-generated content” or “PUGC” refers to a category of content generated by users that has both originally and reaches a certain level of professional production quality;

•

“registered user” in the context of our operating data means a user that has registered and logged onto our platform (excluding Nimo TV) at least once since registration. We calculate registered user as the cumulative number of user accounts at the end of the relevant period that have logged onto our platform at least once after registration. Each individual user may have more than one registered user account, and consequently, the number of registered users we present in this annual report may not equal the number of unique individuals who are our registered users;

•

“retention rate of mobile app,” as applied to any cohort of users who use our Huya Live mobile app in a given period, is the percentage of these users who make at least one repeat use after a certain duration; the “one month retention rate of mobile app” for any cohort of users in a given month is the retention rate in the next month after the applicable month;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value $0.0001 per share;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States; and

•

“we,” “us,” “our company,” “our” and “Huya” refer to HUYA Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, also include its variable interest entity and its subsidiaries in the PRC.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.8755 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2018.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that involve risks and uncertainties. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the live streaming market in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our ability to retain and increase the number of users, broadcasters, talent agencies and advertisers, and expand our product and service offerings;

•	competition in our industry;

•	general economic and business condition in China and elsewhere;

•	relevant government policies and regulations relating to our industry; and

•	assumptions underlying or related to any of the foregoing.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss for the years ended December 31, 2016, 2017 and 2018 and selected consolidated balance sheet data as of December 31, 2017 and 2018 and selected consolidated cash flows data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. Our selected consolidated balance sheet data as of December 31, 2016 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below.

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share, ADS, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss:
Net revenues:
Live streaming	791,978	2,069,536	4,442,845	646,185
Advertising and others	4,926	115,280	220,595	32,084

Total net revenues	796,904	2,184,816	4,663,440	678,269

Cost of revenues(1)	(1,094,644)	(1,929,864)	(3,933,647)	(572,125)

Gross (loss) profit	(297,740)	254,952	729,793	106,144

Operating expenses:
Research and development expenses(1)	(188,334)	(170,160)	(265,152)	(38,565)
Sales and marketing expenses(1)	(68,746)	(87,292)	(189,207)	(27,519)
General and administrative expenses(1)	(71,325)	(101,995)	(287,710)	(41,846)

Total operating expenses	(328,405)	(359,447)	(742,069)	(107,930)

Other income	—	9,629	38,938	5,663

Operating (loss) income	(626,145)	(94,866)	26,662	3,877

Interest and short-term investments income	518	14,049	156,549	22,769
Fair value loss on derivative liabilities	—	—	(2,285,223)	(332,372)
Foreign currency exchange gains, net	—	—	51	7

Loss before income tax benefits	(625,627)	(80,817)	(2,101,961)	(305,719)

Income tax benefits	—	—	50,943	7,409

Loss before share of (loss) income in equity method investments, net of income taxes	(625,627)	(80,817)	(2,051,018)	(298,310)

Share of (loss) income in equity method investments, net of income taxes	—	(151)	113,329	16,482

Net loss attributable to HUYA Inc.	(625,627)	(80,968)	(1,937,689)	(281,828)

Accretion to preferred shares redemption value	—	(19,842)	(71,628)	(10,417)

Deemed dividend to series A preferred shareholders	—	—	(496,995)	(72,285)

Net loss attributable to ordinary shareholders	(625,627)	(100,810)	(2,506,312)	(364,530)

Net loss	(625,627)	(80,968)	(1,937,689)	(281,828)

Foreign currency translation adjustments, net of nil tax	—	308	366,259	53,270

Total comprehensive loss attributable to HUYA Inc.	(625,627)	(80,660)	(1,571,430)	(228,558)

Net loss per ordinary share
Basic and diluted	(6.26)	(1.01)	(15.02)	(2.19)
Net loss per ADS(2)
Basic and diluted	(6.26)	(1.01)	(15.02)	(2.19)
Weighted average number of ordinary shares used in calculating net loss per ordinary share
Basic and diluted	100,000,000	100,000,000	166,828,435	166,828,435
Weighted average number of ADSs used in calculating net loss per ADS
Basic and diluted	100,000,000	100,000,000	166,828,435	166,828,435

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	5,677	2,877	10,472	1,523
Research and development expenses	19,538	9,174	30,643	4,457
Sales and marketing expenses	326	791	1,832	266
General and administrative expenses	26,557	27,266	183,748	26,725

(2)	Each ADS represents one Class A ordinary share

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	6,187	442,532	709,019	103,123
Short-term deposits	95,000	593,241	4,983,825	724,867
Short-term investments	—	—	300,162	43,657
Total current assets	156,101	1,250,307	6,595,187	959,231
Investments	—	10,299	219,827	31,973
Total assets	167,234	1,300,541	7,106,187	1,033,554
Total current liabilities	319,928	685,650	1,380,446	200,781
Total liabilities	331,621	730,674	1,461,180	212,523
Total mezzanine equity	—	509,668	—	—
Class A ordinary shares (US$0.0001 par value; nil, 249,957,163 and 750,000,000 shares authorized, nil, 992,456 and 44,639,737 shares issued and outstanding as of December 31, 2016, 2017 and 2018, respectively)	—	1	29	4
Class B ordinary shares (US$0.0001 par value; nil, 99,007,544 and 200,000,000 shares authorized, nil, 99,007,544 and 159,157,321 shares issued and outstanding as of December 31, 2016, 2017 and 2018, respectively)	—	66	104	15
Total shareholders’ (deficit) equity	(164,387)	60,199	5,645,007	821,031

The following table presents our selected cash flows for the years indicated.

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(420,451)	242,444	717,461	104,350
Net cash used in investing activities	(96,135)	(559,561)	(4,567,452)	(664,310)
Net cash provided by financing activities	522,773	774,448	4,126,861	600,227
Net increase in cash and cash equivalents	6,187	457,331	276,870	40,267
Cash and cash equivalents at the beginning of the year	—	6,187	442,532	64,364
Effect of exchange rate changes on cash and cash equivalents	—	(20,986)	(10,383)	(1,508)

Cash and cash equivalents at the end of the year	6,187	442,532	709,019	103,123

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Our Industry

If we fail to keep our existing users highly engaged, to acquire new users, or to increase the proportion of paying users, our business, profitability and prospects may be adversely affected.

Our success depends on our ability to maintain and grow our user base and keep our users highly engaged. In order to attract, retain and engage users and remain competitive, we must continue to innovate our products and services, implement new technologies and strategies, offer interesting content created by popular broadcasters, improve features of our platform and stimulate interactions in our community.

A decline in our user base may adversely affect the engagement level of our users and vibrancy of our community, which may in turn reduce our monetization opportunities and have a material and adverse effect on our business, financial condition and results of operations. If we are unable to attract and retain users or convert users into paying users, our revenues may decline and our results of operations and financial condition may suffer.

We cannot assure you that our platform will remain sufficiently popular with users to offset the costs incurred to operate and expand it. It is vital to our operations that we remain sensitive and responsive to evolving user preferences and offer content that attracts our users. We must also keep providing our users with new features and functions to enable superior content viewing and social experience. We will need to continue to develop and improve our platform and to enhance our brand awareness, which may require us to incur substantial costs and expenses. If such increased costs and expenses do not effectively translate into improved user traffic and engagement, our results of operations may be materially and adversely affected.

We may fail to attract and retain talented and popular broadcasters.

The size and engagement level of our user base as well as the quality of the live streaming content offered on our platform are critical to our success and are closely linked to our broadcasters’ involvement and performance.

In 2018, our top 100 most popular broadcasters in terms of user spending attributable to their respective live streams contributed approximately 23.9% of our total net revenues. Although we have entered into multi-year cooperation agreements that contain exclusivity clauses with some of these broadcasters, if any of those broadcasters decides to breach the agreement or chooses not to continue the cooperation with us once the term of the agreement expires, the popularity of our platform may decline and the number of our users may decrease, which could materially and adversely affect our results of operations and financial condition.

In addition to our most popular broadcasters, we must continue to attract and retain talented and productive broadcasters in order to maintain and increase our content offerings and ensure the sustainable growth of our game live streaming community. We must identify and acquire potential talented broadcasters and provide them with sufficient resources. We cooperate with talent agencies to recruit, manage, train and support our broadcasters. However, we cannot assure you that we can continue to maintain the same level of attractiveness to our broadcasters and talent agencies.

Broadcasters on our platform, including those who have entered into exclusivity agreements with us, may leave us for other platforms which may offer better services and terms than we do. Furthermore, we may lose broadcasters if the talent agencies that manage them are unable to reach or maintain satisfactory cooperation arrangements with such broadcasters. In addition, if talented and popular broadcasters cease to contribute content to our platform, or their live streams fail to attract users, we may experience a decline in user traffic and user engagement, which may have material and adverse impact on our results of operations and financial conditions.

We may fail to offer attractive content, in particular popular game content, on our platform.

We offer comprehensive live streaming content with a primary focus on games. Our content library is constantly evolving and growing. Game content has been the key genres of our content offerings since our inception. Our ability to maintain an attractive library of game content largely depends on the variety and availability of popular games in China, which may be affected by various factors, including but not limited to, investments by game developers and publishers, game market conditions and regulatory supervision and approval. If there is a decrease in the number of new games launched or approved for launch in China, our operations may be negatively impacted and we may face difficulties in continuously supplying attractive game content. In addition, in response to our users’ growing interests, we also have expanded our coverage into other entertainment content genres. We actively track viewership growth and community feedback to identify trending content and encourage our broadcasters and talent agencies to create content that caters to users’ constantly changing taste. However, if we fail to continue to expand and diversify our content offerings, identify trending and popular genres, or maintain the quality of our content, we may experience decreased viewership and user engagement, which may materially and adversely affect our results of operations and financial conditions.

In addition, we largely rely on our broadcasters and talent agencies to create high-quality and fun live streaming content. We have in place a comprehensive and effective incentive mechanism to encourage broadcasters and talent agencies to supply content that are attractive to our users. Also, talent agencies cooperating with us may guide or influence broadcasters to live stream contents that are well received by our users. However, if we fail to observe the latest trends and timely guide broadcasters and talent agencies accordingly, or fail to attract broadcasters who are capable of creating content based on popular games, or if broadcasters fail to produce content for trending games, our user number may decline and our financial condition and results of operations may be materially and adversely affected.

Moreover, there are currently uncertainties with respect to the interpretation and implementation in practice of the laws and regulations governing online games. Pursuant to the relevant PRC laws and regulations, operators which operate online games without pre-approval by the State Administration of Press, Publication, Radio, Film and Television of the PRC (the predecessor of the National Radio and Television Administration), or the SAPPRFT or its equivalent authorities will be ordered to stop publishing and operating such games. Between April and November 2018, such pre-approval of domestic online games was suspended. According to public news reports, such suspension may have been due to the institutional restructuring of game approval authorities involving the Ministry of Culture and Tourism and the SAPPRFT. Such suspension caused significant delays in the introduction of new games to the Chinese market. While the game approval procedure was reinstated in December 2018, the number of approved games has decreased compared to the period before the suspension. Additionally, on August 30, 2018, the Ministry of Education, together with other seven authorities in the PRC, including the SAPPRFT, issued a notice implementing a plan to protect eyesight of teenagers, which, among other things, regulates the number of online games and new releases. If game publishers and operators fail to maintain the normal publication and operation of their online games, or if they fail to complete or obtain the necessary approvals and filings of their online games, our operations may be negatively impacted, and we may be subject to penalties for live streaming such games.

We are a relatively young company, and we may not be able to sustain our rapid growth, effectively manage our growth or implement our business strategies.

We have a limited operating history, particularly as a stand-alone company. Our Huya platform was launched in 2014 as a business unit of YY. Although we have experienced significant growth since our platform was launched, our historical growth rate may not be indicative of our future performance due to our limited operating history and the rapid evolvement of our business model. We may not be able to achieve similar results or grow at the same rate as we had in the past. As our business and the live streaming service market in China continue to develop, we may adjust our product and service offerings or modify our business model. These adjustments may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations.

In addition, our rapid growth and expansion have placed, and will continue to place, significant strain on our management and resources. This level of significant growth may not be sustainable or achievable at all in the future. We believe that our continued growth will depend on many factors, including our ability to develop new sources of revenues, diversify monetization methods, attract and retain users and content creators, increase user engagement, continue developing innovative technologies in response to user demand, increase brand awareness, expand into new market segments, and adjust to the rapidly changing regulatory environment in China. We cannot assure you that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.

We face competition in several major aspects of our business. If we fail to compete effectively, we may lose users, broadcasters, talent agencies, advertisers and other business partners.

We face competition in several major aspects of our business, particularly from companies that provide game live streaming services, including companies that our shareholders operate or invest in and companies that our shareholders may operate or invest in in the future. Some of our competitors may have longer operating histories and significantly greater financial, technical and marketing resources than we do or have long term strategic relationships with game developers or publishers, and in turn may have an advantage in attracting and retaining users, advertisers and other business partners. In addition, our competitors may have significantly larger user bases and more established brand names than we do and therefore are able to more effectively leverage their user bases and brand names to provide live streaming, online social network, online games and other products and services, and thereby increase their respective market shares.

If we are not able to effectively compete in one or more of our business lines, our overall user base and level of user engagement may decrease, which could reduce the number of our paying users or make us less attractive to broadcasters, talent agencies, advertisers, and other business partners. We may be required to devote additional resources to further increase our brand recognition and promoting our products and services, and such additional spending may adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to reduced number of users and advertisers. Any legal proceedings or measures we take in response to such disputes may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

The internet industry in China is highly regulated. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Internet Information Services,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—Internet Publication and Cultural Products,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—Online Music and Entertainment” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Online Transmission of Audio-Visual Programs.” For example, an internet information service provider shall obtain an operating license, or the ICP License, from the Ministry of Industry and Information Technology, or MIIT, or its local counterparts before engaging in any commercial internet information services. Our PRC variable interest entity, Guangzhou Huya, has obtained a valid ICP License for provision of internet information services, a radio and television program production and operating permit, a commercial performance license and an internet culture operation license for online games and music products.

Under the Administrative Provisions for the Internet Audio-Video Program Service, or the Audio-Visual Provisions, promulgated by the State Administration of Radio, Film and Television, or SARFT, and the MIIT, providers of internet audio-visual program services are required to obtain a license for online transmission of audio-visual programs, or the Audio-Visual License, issued by SARFT, or complete certain registration procedures with SARFT. In August 2018, the National Office of Anti-Pornography and Illegal Publication, or the NOAPIP, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration and the Cyberspace Administration of China, jointly issued the Notice on Strengthen the Management of Live Streaming Service, which required internet live streaming providers involving internet audio-visual program live streaming services to obtain the Audio-Visual License and complete certain registration procedures with the local public security authority. According to a notice issued by the Administration of Press, Publication, Radio, Film and Television of the Guangdong Province on September 26, 2016, or Guangdong Province Letter, only live streaming services covering (i) major political, military, economics, social, cultural, sports activities or reality event streaming or (ii) activities such as general social cultural activities or sports events are required to apply for an Audio-Visual License. The Guangdong Province Letter further stated that live streaming platforms offering online shows, online games and online drama performances are not required to obtain an Audio-Visual License. We are advised by our PRC legal counsel, Commerce & Finance Law Offices, that Audio-Visual License is not required for our live streaming business.

Currently, we allow broadcasters to upload their recorded video clips to our platform. We also selectively record and edit live streaming gameplays of certain popular broadcasters and turn them into video clip highlights. Streaming those videos on our platform may be regarded as providing internet audio-video program service. Although we currently hold an Audio-Visual License, this may not be sufficient to meet regulatory requirements given the uncertainties with the interpretation and implementation of existing and future laws and regulations. If our practice of offering video clips is deemed as violating the Audio-Visual Provisions, our ability to expand our business scope may be limited and we may be subject to fines or other regulatory actions by relevant regulators. Moreover, we may be required to obtain additional licenses or approvals for our video clip services if the PRC government adopts more stringent policies or regulations on online video clips offerings. As we further develop and expand our video service offerings, we may need to obtain additional qualifications, permits, approvals or licenses.

As the internet industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. In addition, we may be required to obtain additional license or approvals, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. If we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

We cooperate with various talent agencies to manage and recruit our broadcasters. If we are not able to maintain our relationship with talent agencies, in particular the platinum talent agencies which possess the capacity to produce a large volume of high-quality content and manage a considerable pool of talent, our operations may be materially and adversely affected.

We cooperate with talent agencies to manage, organize and recruit broadcasters on our platform. As we are an open platform that welcomes all broadcasters to register on our websites, cooperation with talent agencies substantially increases our operation efficiency in terms of discovering, supporting and managing broadcasters in a more organized and structured manner, and turning amateur broadcasters to full-time broadcasters.

We share a portion of the revenues generated from the sales of virtual items attributed to the broadcasters’ live streams with broadcasters and talent agencies who manage these broadcasters. If we cannot balance the interests between us, broadcasters and the talent agencies and design a revenue-sharing mechanism that is agreeable to both broadcasters and talent agencies, we may not be able to retain or attract broadcasters or talent agencies, or both. In addition, while we have entered into exclusive streaming agreements with certain broadcasters, none of the talent agencies we cooperate with has an exclusive cooperation relationship with us. If other platforms offer better revenue sharing incentive to talent agencies, such talent agencies may choose to devote more of their resources to broadcasters who stream on the other platforms, or they may encourage their broadcasters to use or even enter into an exclusive agreement with other platforms, all of which could materially and adversely affect our business, financial condition and results of operations.

We are subject to risks associated with operating in a rapidly developing industry and a relatively new market.

Many elements of our business are unique, evolving and relatively unproven. Our business and prospects depend on the continuing development of the live streaming industry in China. The market for our services is relatively new and rapidly developing and is subject to significant challenges. Our business relies upon our ability to cultivate and grow an active game live streaming community and to successfully monetize our user base, so as to increase revenues from our live streaming as well as online advertising services. In addition, our continued growth depends, in part, on our ability to respond to constant changes in the internet industry, including rapid technological evolution, continued shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Developing and integrating new content, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve at all. We cannot assure you that we will succeed in any of these aspects or that these industries in China will continue to grow as rapidly as it has in the past.

As users are facing a growing number of entertainment options that directly or indirectly compete with online live streaming, live streaming may not maintain or increase its current popularity. Growth of the live streaming industry is affected by numerous factors, such as content quality, user experience, technological innovations, development of internet and internet-based services, regulatory environment, and macroeconomic environment. In addition, since we mainly focus on game live streaming, the growth of the games industry will have an impact on the prospects of our business. If live streaming as a form of entertainment loses its popularity due to changing social trends and consumer preferences, or if the games industry in China does not grow as quickly as expected, our results of operation and financial condition may be materially and adversely affected.

We have a limited operating history in overseas markets, particularly in Southeast Asia and Latin America. If we fail to meet the challenges presented by our increasingly globalized operations, our business, financial condition and results of operations may be materially and adversely affected.

We began to expand our business operations overseas, particularly in Southeast Asia and Latin America, in May 2018. Our global expansion strategy might not be successfully executed and may expose us to a number of risks, including:

•

challenges in formulating effective local sales and marketing strategies targeting internet and mobile users from various jurisdictions and cultures, who have a diverse range of preferences and demands;

•	challenges in identifying appropriate local third-party business partners and establishing and maintaining good working relationships with them;

•	challenges in recruiting quality local broadcasters to attract and engage local users;

•	challenges in effectively managing overseas operations from our headquarters and establishing overseas IT systems and infrastructure;

•	challenges in selecting suitable geographical regions for global expansion;

•	fluctuations in currency exchange rates;

•

compliance with applicable foreign laws and regulations, including but not limited to internet content requirements, foreign exchange controls, cash repatriation restrictions, intellectual property protection rules and data privacy requirements; and

•	increases in costs associated with doing business in foreign jurisdictions.

Our expansion overseas may exert pressure on our operating results and net margins in the near term, and our overseas expansion may not be at the pace as we intended or generate revenues in the amount as we originally expected. Our business, financial condition and results of operations may be materially and adversely affected by these and other risks associated with our overseas expansion.

Our revenue model for live streaming may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

We operate our live streaming platform using a revenue model whereby users can get free access to live streaming of game or other types of content but have the options to purchase virtual items. We have generated, and expect to continue to generate, a substantial majority of our live streaming revenues using this revenue model. In 2016, 2017 and 2018, our live streaming revenues contributed to 99.4%, 94.7% and 95.3% of our total net revenues, respectively. Although our live streaming business has experienced significant growth in recent years, we may not achieve a similar growth rate in the future, as the user demand for this service may change, decrease substantially or dissipate, or we may fail to anticipate and serve user demands effectively.

Although we factor in industry standards and expected user demand in determining how to optimize virtual item merchandizing effectively, if we fail to properly manage the supply and timing of our virtual items and their appropriate prices, our users may be less likely to purchase these virtual items from us. In addition, if users’ spending habits change and they choose to only access our content for free without additional purchases, we may not be able to continue to successfully implement the virtual items-based revenue model for live streaming, in which case we may have to provide other value-added services or products to monetize our user base. We cannot guarantee that our attempts to monetize our user base and products and services will continue to be successful, profitable or widely accepted, and therefore the future revenue and income potential of our business are difficult to evaluate.

We have a unique community culture that is vital to our success. Our operations may be materially and adversely affected if we fail to maintain our culture within our addressable user communities.

We have cultivated an interactive and vibrant online social community, centered around live game streaming. We provide resources and support to the broadcasters through talent agencies that help train and retain talented broadcasters on our platform, who in turn, attract and retain users. We also ensure superior user experience by continuously improving user interface and features of our platform and encouraging active interaction between users and broadcasters. We believe that maintaining and promoting such a vibrant community culture is critical to retaining and expanding our user and broadcaster base. We have taken multiple initiatives to preserve our community culture and values. Despite our efforts, we may be unable to maintain our community culture and cease to be the preferred platform for our target users, broadcasters and talent agencies. For example, frictions among our users or broadcasters and inflammatory comments posted by internet trolls may damage our community culture and brand image, which would be detrimental to our business operations.

We generate a portion of our revenues from advertising. If we fail to attract more advertisers to our platform or if advertisers are less willing to advertise with us, our revenues may be adversely affected.

Although we primarily rely on revenues generated from live streaming services, we still generate a small portion of our revenues from advertising, which we expect to further expand in the near future. Our revenues from advertising partly depend on the continued development of the online advertising industry in China and advertisers’ willingness to allocate budgets to online advertising. In addition, companies that decide to advertise or promote online may utilize more established methods or channels, such as more established Chinese internet portals or search engines, over advertising on our platform. If the online advertising market does not continue to grow, or if we are unable to capture and retain a sufficient share of that market, our ability to increase our current level of advertising revenues and our profitability and prospects may be materially and adversely affected.

Furthermore, our core and long-term priority of optimizing user experience and satisfaction may limit our platform’s ability to generate revenues from advertising. For example, in order to provide our users with an uninterrupted entertainment experience, we do not place significant amounts of advertising on our streaming interface or insert pop-up advertisements during streaming. While this decision would adversely affect our operating results in the short term, we believe it enables us to provide a superior user experience on our platform, which will help us expand and maintain our current user base and enhance our monetization potential in the long term. However, this philosophy of putting our users first may also negatively impact our relationships with advertisers or other third parties, and may not result in the long-term benefits that we expect, in which case the success of our business and operating results could be harmed.

We offer advertising services primarily through contracts entered into with advertisers or third-party advertising agencies and by displaying advertisement on our platform or providing advertising integrated in the content offered on our live streaming platform. We cannot assure you that we will be able to attract or retain direct advertisers or advertising agencies. We typically enter into a one-year framework agreement with advertisers or third-party advertising agencies, which can be terminated upon 60 days prior written notice. If we fail to retain and enhance our business relationships with these advertisers or third-party advertising agencies, we may suffer from a loss of advertisers and our business and results of operations may be materially and adversely affected. If we fail to retain existing advertisers and advertising agencies or attract new direct advertisers and advertising agencies or any of our current advertising methods or promotion activities becomes less effective, our business, financial condition and results of operations may be adversely affected.

We have incurred significant losses since our inception and we may continue to experience losses in the future.

We had a net loss attributable to HUYA Inc. of RMB625.6 million, RMB81.0 million and RMB1,937.7 million (US$281.8 million), respectively, in 2016, 2017 and 2018. We expect that we will continue to incur costs and expenses such as research and development costs and bandwidth costs to support our video functions, and costs to retain and attract content creators, grow our user base and generally expand our business operations. We may not generate sufficient revenues to offset such costs to achieve or sustain profitability in the future. In addition, we expect to continue to invest heavily in our operations to maintain our current market position, support anticipated future growth and to meet our expanded reporting and compliance obligations as a public company.

Our profitability is also affected by other factors beyond our control. For example, live streaming as a form of entertainment may not continue to retain or increase its viewership levels or popularity. In addition, advertisers may not increase or maintain their spending on live streaming platforms, including our platform. The continued success of our business depends on our ability to identify which services will appeal to our user base and to offer them on commercially acceptable terms. Our profitability also depends in part on our ability to convert active users into paying user, attract advertisers and successfully compete in a very competitive market.

Increases in the costs of content on our platform, such as higher revenue sharing ratio with broadcasters and talent agencies, may have an adverse effect on our business, financial condition and results of operations.

We need to continue offering popular and attractive content on our platform to provide our users with engaging and satisfying viewing experiences, and our ability to provide such content is dependent on our ability to attract and retain our live broadcasters and talent agencies. We have a revenue sharing arrangement with both our broadcasters and talent agencies under which we share with them a portion of the revenues from the sales of virtual items on our platform. In addition, we also cooperate with popular e-sports teams to make their game-play available on our platform by paying them a sponsorship fee. The absolute amounts and revenue percentages that we pay broadcasters and talent agencies may increase. If our competitor platforms offer higher revenue sharing ratios with an intent to attract our popular broadcasters, costs to retain our broadcasters may further increase. If we are not able to continue to retain our broadcasters and produce high-quality content on our platform at commercially acceptable costs, our business, financial condition and results of operations would be adversely impacted. Furthermore, as our business and user base further expand, we may have to devote more resources in encouraging our broadcasters and talent agencies to produce content that meets the varied interests of a diverse user base, which would increase the costs of contents on our platform. If we are unable to generate sufficient revenues that outpace our increased content costs, our business, financial condition and results of operations may be materially and adversely affected.

We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform.

Our interactive live streaming platform enables users and broadcasters to exchange information and engage in various other online activities. We have required broadcasters, but not users, to complete the real-name registration. In August 2018, a notice jointly issued by National Office of Anti-Pornography and Illegal Publication and other five authorities called for the adoption of a real-name registration system for users. However, since there is no ancillary implementation rules announced so far, there still remain considerable uncertainties in the interpretation and enforcement of such notice in actual practice. As of the date of this annual report, we have not been notified by the relevant authorities to require our users to complete real-name registration. As such, we are unable to verify the sources of the information posted by our users. In addition, while we have consistently regulated and monitored the information and content displayed on our platform, because a majority of the communications on our platform is conducted in real time, we are unable to examine the content generated by users and broadcasters before they are posted or streamed. Therefore, it is possible that broadcasters and users may engage in illegal, obscene or incendiary conversations or activities, including publishing of inappropriate or illegal content that may be deemed unlawful under PRC laws and regulations on our platform. If any content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third-party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. We have occasionally received fines and been required to disgorge any illegal income earned for certain inappropriate content generated by broadcasters on our platform. Despite our efforts to closely monitor the content on our platform and the actions of our broadcasters, we may be subject to similar fines and penalties in the future. In addition, if the PRC authorities find that we have not adequately managed the content on our platform, they may impose other legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Internet Information Services.” Moreover, the costs of compliance may continue to increase when more content is made available on our platform as a result of our growing user base, which may adversely affect our results of operations. Furthermore, the distribution of inappropriate or illegal content by broadcasters may result in the suspension of broadcasters from our platform, which may materially and adversely impact our content offering and our attractiveness to users, thereby negatively impacting our business operations and financial results. In the event popular broadcasters are suspended from our platform as a result of inappropriate or illegal content, we may not be able to recoup or realize the expected returns on our investments made to engage such broadcasters.

Intensified government regulation of the internet industry in China could restrict our ability to maintain or increase the level of user traffic to our platform as well as our ability to tap into other market opportunities.

The PRC government has promulgated, in recent years, intensified regulation on various aspects of the internet industry in China. For example, the PRC government adopted more stringent policies to monitor the online games industry due to negative public perception of addiction to online games, particularly in children and minors. On April 15, 2007, eight PRC government authorities, including the General Administration of Press and Publication, or the GAPP, the Ministry of Education, the Ministry of Public Security and the MIIT, issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. If these restrictions expand to apply to adult game players in the future, it may lead to a decrease in the number or engagement of game players, which could adversely affect our game live streaming service and have a material effect on our results of operations. Furthermore, as of October 1, 2011, online game players in China are required to register and verify their names and identity card numbers with the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, before playing an online game. In August 2018, the National Office of Anti-Pornography and Illegal Publication, or the NOAPIP, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration and the Cyberspace Administration of China, jointly issued the Notice on Strengthen the Management of Live Streaming Service, which required the real-name registration system for users to be put in place by live streaming service providers. If this real-name registration system leads to a decrease in the number or engagement of game players, our results of operations may be materially and adversely affected. In addition, according to the Administrative Measures for Business Activities of Online Performances, or the Measures, issued by Ministry of Culture on December 2, 2016 and took effect on January 1, 2017, online performance shall not use any online game product without content examination and approval number or filing number issued by competent administrative cultural authorities to present or narrate online game skills. Failure to abide by the Measures may result in substantial monetary fines. In cases of serious offence, online platforms may be ordered to cease its business for rectification or even have its Internet Culture Business Permit revoked. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Anti-fatigue Compliance System and Real-name Registration System.”

In addition, as the internet industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. We may not timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future. We also cannot assure you that we will be able to obtain the required licenses or approvals if we plan to expand into other internet businesses. If we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, which may disrupt our business operations or derail our business strategy, and materially and adversely affect our business, financial condition and results of operations. See “—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—Internet Information Services,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—Internet Publication and Cultural Products,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—Online Music and Entertainment” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Online Transmission of Audio-Visual Programs.”

We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our websites and apps or seeking license arrangements which may not be available on commercially reasonable terms.

Our platform is open to all users. Content posted by our users may expose us to allegations by third parties of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. For example, a broadcaster may stream an old movie and watch it with the viewers of this streaming, which may subject us to claims of infringement of third-party intellectual property rights or other rights for the copyrighted movie. In addition, we facilitate broadcasters to live stream games on our platform, and, in some cases, we may dictate the games that our broadcasters stream. As a result, we could face copyright infringement claims with respect to online games being streamed live, recorded or made accessible, or songs performed live, recorded or made accessible on our platform.

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. Under relevant PRC laws and regulations, online service providers which provide storage space for users to upload works or links to other services or content could be held liable for copyright infringement under various circumstances, including situations where an online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes the copyrights of others and the provider realizes economic benefits from such infringement activities. In particular, there have been cases in China in which courts have found online service providers to be liable for the posting of copyrighted content by users which was accessible from and stored on such providers’ servers. For example, in 2014, a variable interest entity of YY was sued by a game publisher for copyright infringement due to the streaming of its copyrighted game on YY’s platform. The case is on appeal and still pending. In August 2018, a game publisher filed a suit against us as a co-defendant, claiming that one of our self-developed mobile games infringed the plaintiff’s licensed mobile game. The game publisher seeks RMB20 million for damages and requests us to remove each version of such game from our platform. We believe the claims lack merit and intend to defend ourselves against these claims vigorously. This case is still pending and in its early stage.

To our knowledge, there is currently no settled court practice which provides clear guidance as to whether or to what extent a live streaming platform would be held liable for the unauthorized posting or live performances of copyrighted content by the users. In February 2019, an online entertainment platform in China was sued by Tencent on the grounds of copyright infringement and unfair competition for streaming a popular game copyrighted by Tencent and the court granted a restraining order against this platform, requiring it not to have the game streamed on its platform while the case is pending. It is yet uncertain how long the restraining order will last or how the court will rule eventually. While the decision will only be binding upon the parties involved and may not necessarily provide guidance to other courts in the PRC, a ruling in favor of Tencent would increase our legal risks for allowing the broadcasters on our platform to live stream games over which we do not have license or copyright. In that event, our business, results of operations and financial conditions may be materially and adversely affected.

Although we have required our users to post only legally compliant and inoffensive materials and have set up screening procedures, our screening procedures may fail to screen out all potentially offensive or non-compliant user-generated content and, even if properly screened, a third party may still find user-generated content posted on our platform offensive and take action against us in connection with such content. In addition, we have entered into revenue-sharing arrangements with some of the popular broadcasters and talent agencies on our platform, and we cannot assure you that PRC courts will not view these broadcasters or talent agencies as our employees or agents, deem us to have control over their activities on our platform and the content they upload or otherwise make available on our platform, determine that we have knowingly uploaded such infringing content on our platform and hold us directly liable for their infringement activities on our platform. We may also face litigations or administrative actions for defamation, negligence or other purported injuries resulting from the content we provide or the nature of our services. Such litigations and administrative actions, with or without merits, may be expensive and time-consuming, resulting in significant diversion of resources and management attention from our business operations, and adversely affect our brand image and reputation. Separately, as our business expands, the cost of carrying out these procedures and obtaining authorization and licenses for the growing content on our platform may increase, which may potentially have material and adverse effects on our results of operations.

Although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States, by virtue of our ADSs being listed on the NYSE, the ability of users to access our platform from the United States and other jurisdictions, the performance of songs and other content which are subject to copyright and other intellectual property laws of countries outside China, including the United States, the ownership of our ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of foreign law by foreign courts or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation.

If an infringement claim brought against us in China, the United States or any other jurisdiction is successful, we may be required to pay substantial statutory penalties or other damages and fines, remove relevant content from our platform or enter into license agreements which may not be available on commercially reasonable terms or at all. Litigation or other claims against us may also subject us to adverse publicity which could harm our reputation and affect our ability to attract and retain broadcasters and talent agencies, which could materially and adversely affect the popularity of our platform and therefore, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our business is highly dependent on the proper functioning and improvement of our information technology systems and infrastructure. Our business and operating results may be harmed by service disruptions, cybersecurity-related threats or by our failure to timely and effectively scale up and adjust our existing technology and infrastructure.

The popularity of our platform and services and our ability to further monetize user traffic depend on our ability to adapt to rapidly changing technologies as well as our ability to continually innovate in response to evolving consumer demands and expectations and intense market competition. Our ability to provide a superior user experience on our platform depends on the continuous and reliable operation of our IT systems.

We may not be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our platform and decrease the overall effectiveness of our platform to users, broadcasters, talent agencies and advertisers. Our IT systems and content delivery network, or CDN, are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our IT systems. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes and cybersecurity-related threats as follows:

•

our technology, system, networks and our users’ devices have been subject to, and may continue to be the target of, cyber-attacks, computer viruses, malicious code, phishing attacks or information security breaches that could result in an unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of ours, our employees or sensitive information provided by our users, or otherwise disrupt our, our users’ or other third parties’ business operations;

•

we periodically encounter attempts to create false accounts or use our platform to send targeted and untargeted spam messages to our users, or take other actions on our platform for purposes such as spamming or spreading misinformation, and we may not be able to repel spamming attacks;

•

the use of encryption and other security measures intended to protect our systems and confidential data may not provide absolute security, and losses or unauthorized access to or releases of confidential information may still occur;

•

our security measures may be breached due to employee error, malfeasance or unauthorized access to sensitive information by our employees, who may be induced by outside third parties, and we may not be able to anticipate any breach of our security or to implement adequate preventative measures; and

•

we may be subject to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, or other events or disruptions.

Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could damage our reputation and cause our users, content providers and advertisers to migrate to our competitors’ platforms. If we experience frequent or constant service disruptions, whether caused by failures of our own IT systems or those of third-party service providers, our user experience may be negatively affected, which in turn may have a material and adverse effect on our reputation and business. We may not be successful in minimizing the frequency or duration of service interruptions.

As the number of our users increases and our users generate more content on our platform, we may be required to expand and adjust our technology and infrastructure to continue to reliably store and process content. It may become increasingly difficult to maintain and improve the performance of our platform, particularly during peak usage times, as our services become more complex and user traffic increases.

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in negative publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

Our business partially depends on services provided by, and relationships with, various third parties. Some third-party software we use in our operations is currently publicly available, free of charge. If the owner of any such software decides to charge users or no longer makes the software publicly available, we may need to incur significant costs to obtain licensing, find replacement software or develop it on our own. If we are unable to obtain licensing, find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

In addition, we process transactions of almost all of our services through third-party online payment systems. If any of these third-party online payment systems suffer from security breaches, users may lose confidence in such payment systems and refrain from purchasing our virtual items online, in which case our results of operations would be negatively impacted. See “—The security of operations of, and fees charged by, third-party online payment platforms may have a material adverse effect on our business and results of operations.”

We exercise no control over the third parties with whom we have business arrangements. If such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China, which is in large part maintained by state-owned operators.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in China has experienced significant growth during the past few years. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to accommodate the increases in traffic from expanding user base, and the adoption of our services may be hindered, which could adversely impact our business.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, some users may be prevented from accessing the mobile internet and thus cause the growth of mobile internet users to decelerate. Such deceleration may adversely affect our ability to continue to expand our user base.

User growth and engagement depend upon effective interoperation with mobile operating systems, networks, mobile devices and standards that we do not control.

We make our services available across a variety of mobile operating systems and devices. We are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android and iOS. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. In order to deliver high-quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards. In the event that it is difficult for our users to access and use our services, particularly on their mobile devices, our user growth and user engagement could be harmed, and our business and operating results could be adversely affected.

We rely on assumptions and estimates to calculate certain key operating metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

The numbers of daily and monthly active users of Huya or certain other key operating metrics are calculated using internal company data. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. Not all of our users have registered with our platform on a real-name basis. Therefore, we track the devices through which users log on to our platform to determine the number of active users. Accordingly, the calculations of our active users may not accurately reflect the actual number of people using Huya.

Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology. If customers or platform partners do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and customers and platform partners may be less willing to allocate their resources or spending to Huya, which could negatively affect our business and operating results.

Our results of operations are subject to substantial quarterly and annual fluctuations due to seasonality.

We experience seasonality in our business, reflecting seasonal fluctuations in online entertainment consumption. As a result, comparing our operating results on a period-to-period basis may not be meaningful. For example, our user numbers tend to be higher during school holidays in the first and third quarters. Furthermore, the number of users of our live streaming platform correlates with the marketing campaigns and promotional activities we conduct which may coincide with popular western or Chinese festivals celebrated by young Chinese people, many of which are in the fourth quarter and ending with the Chinese New Year holidays which typically fall in the first quarter.

Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. Once our business development has reached a more matured stage, our financial results may reflect seasonal effects owing to the factors mentioned above. In addition, some seasonal effects could be associated with, among others, the timing of major game tournament events and promotional or marketing campaigns that we may launch from time to time.

Our brand image, business and operating results may be adversely impacted by user misconduct and misuse of our platform.

Since we do not have full control over what broadcasters live stream on our platform and what users communicate on our platform, our platform may be misused or abused by broadcasters or users. We have an internal control system in place to review and monitor live streams and will shut down any streams that may be illegal or inappropriate. However, we may not be able to identify all such streams and content, or prevent all such content from being posted.

Moreover, as we have limited control over the real-time behavior of our broadcasters and users, to the extent such behavior is associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and public perception of our brand may be materially and adversely affected by the misuse of our platform. In addition, in response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties, including confiscation of income and a fine of RMB10,000 to RMB30,000 for each case of non-compliance, or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our mobile apps. As a result, our business may suffer and our user base, revenues and profitability may be materially and adversely affected, and the price of our ADSs may decline.

Spammers and malicious software and applications may affect user experience, which could reduce our ability to attract users and advertisers and materially and adversely affect our business, financial condition and results of operations.

Spammers may use our Huya platform to send spam messages to users, which may affect user experience. As a result, our users may reduce using our products and services or stop using them altogether. In spamming activities, spammers typically create multiple user accounts for the purpose of sending a high volume of repetitive messages. Although we attempt to identify and delete accounts created for spamming purposes, we may not be able to effectively eliminate all spam messages from our platform in a timely fashion. Any spamming activities could have a material and adverse effect on our business, financial condition and results of operations.

In addition, malicious software and applications may interrupt the operations of our websites, our PC clients or mobile apps and pass on such malware to our users which could adversely hinder user experience. Although we have been successfully blocking these attacks in the past, we cannot guarantee that this will always be the case, and in the incident if users experience a malware attack by using our platform, our users may associate the malware with our websites, our PC clients or mobile apps, and our reputation, business, and results of operations would be materially and adversely affected.

The security of operations of, and fees charged by, third-party online payment platforms may have a material adverse effect on our business and results of operations.

Currently, we sell substantially all of our services to our users through third-party online payment systems. In all these online payment transactions, secured transmission of confidential information such as paying users’ credit card numbers and personal information over public networks is essential to maintaining consumer confidence.

We do not have control over the security measures of our third-party online payment vendors. Any security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet or mobile network security breach were to occur, users may become reluctant to purchase our virtual items even if the publicized breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage customer confidence in these online payment systems. If any of the above were to occur and damage our reputation or the perceived security of the online payment systems we use, we may lose paying users and users may be discouraged from purchasing our products and services, which may have a material adverse effect on our business.

In addition, there are currently only a limited number of reputable third-party online payment systems in China. If any of these major payment systems decides to cease to provide services to us, or significantly increase the percentage they charge us for using their payment systems for our virtual items and other services, our results of operations may be materially and adversely affected.

Concerns or claims about the collection and use of personal data could damage our reputation and deter current and potential users from using our products and services, which could materially and adversely affect our business, financial condition and results of operations.

Concerns or claims about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. We apply strict management and protection for any information provided by users and, under our privacy policy, without our users’ prior consent, we will not provide any of our users’ personal information to any unrelated third party. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is used or shared with advertisers or others may adversely affect our ability to share certain data with advertisers or others, which may limit certain methods of targeted advertising or our cooperation with other business partners. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower registered, active or paying user numbers on our platform. For example, if the PRC government authorities require real-name registration system for users of our platform with stricter and higher standards, the growth of our user numbers may slow down and our business, financial condition and results of operations may be adversely affected. See “—Risks Related to Our Corporate Structure—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of the internet industry and companies.” A significant reduction in registered, active or paying user numbers could lead to lower revenues, which could have a material and adverse effect on our business, financial condition and results of operations.

Third parties may register trademarks or domain names or purchase internet search engine keywords that are similar to our trademarks, brands or websites, or misappropriate our data and copy our platform, all of which could cause confusion to our users, divert online customers away from our products and services or harm our reputation.

Competitors and other third parties may purchase (i) trademarks that are similar to our trademarks and (ii) keywords that are confusingly similar to our brands or websites in internet search engine advertising programs and in the header and text of the resulting sponsored links or advertisements in order to divert potential customers from us to their websites. Preventing such unauthorized use is inherently difficult. If we are unable to prevent such unauthorized use, competitors and other third parties may continue to drive potential online customers away from our platform to competing, irrelevant or potentially offensive platform, which could harm our reputation and cause us to lose revenue.

From time to time, third parties have misappropriated our data through scraping our platform, robots or other means and aggregated this data on their platforms with data from other companies. In addition, “copycat” platforms or apps have misappropriated data on our platform, implanted Trojan viruses in user PCs to steal user data from our platform and attempted to imitate our brand or the functionality of our platform. When we became aware of such platform, we employed technological and legal measures in an attempt to halt their operations. However, we may not be able to detect all such platforms in a timely manner and, even if we could, technological and legal measures may be insufficient to stop their operations. In those cases, our available remedies may not be adequate to protect us against such platforms. Regardless of whether we can successfully enforce our rights against these platforms, any measures that we may take could require significant financial or other resources from us. Those platforms may also lure away some of our users or advertisers or reduce our market share, causing material and adverse effects to our business operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our proprietary rights.

We have invested significant resources to develop our own intellectual property and acquire licenses to use and distribute the intellectual property of others on our platform. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

Implementation and enforcement of PRC intellectual property-related laws is still evolving. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

As our patents may expire and may not be extended, our patent applications may not be granted and our patent rights may be contested, circumvented, invalidated or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could have a material and adverse effect on our business operations, financial condition and results of operations.

In China, the validity period of utility model patent rights or design patent rights is ten years and not extendable. Currently, we have 37 registered patents, 328 patent applications pending in China and seven additional patent applications under the patent cooperation treaty. We also have obtained a royalty-free and exclusive license from Guangzhou Huaduo to use 39 patents, 12 of which are under application. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with sufficient protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

If we fail to maintain and enhance our brand or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand is of significant importance to the success of our business. A well-recognized brand is important to increasing the number of users and the level of engagement of our users and enhancing our attractiveness to advertisers. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position.

Although we have developed Huya mostly through word of mouth referrals, as we expand, we may conduct various marketing and brand promotion activities using various methods to continue promoting our brand. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect.

In addition, any negative publicity in relation to our products, services or operations, regardless of its veracity, could harm our brands and reputation. We have sometimes received, and expect to continue to receive, complaints from users regarding the quality of the products and services we offer. Negative publicity or public complaints may harm our reputation, and if complaints against us are not addressed to their satisfaction, our reputation and our market position could be significantly harmed, which may materially and adversely affect our business, results of operations and prospects.

Some of our products and services contain open source software, which may pose particular risk to our proprietary software, products and services in a manner that negatively affects our business.

We use open source software in some of our services and will continue to use open source software in the future. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully.

Furthermore, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely. As a result, we may be unable to prevent our competitors or others from using such software source code contributed by us.

Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our business operations may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. Since the internet industry is characterized by high demand and intense competition for talents, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business which may materially and adversely affect our ability to grow our business and hence our results of operations.

If any of our executive officers and key employees terminates their services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, as advised by our PRC legal counsel, Commerce & Finance Law Offices, certain provisions under the non-compete agreement may be deemed invalid or unenforceable under PRC laws. If any dispute arises between our executive officers and key employees and us, we cannot assure you that we would be able to enforce these non-compete agreements in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Our business is sensitive to economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition and results of operations.

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the expected exit of the United Kingdom from the European Union and the recent trade disputes between China and the U.S. The Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We may enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, when appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all. Furthermore, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

To grow our business and remain competitive, we may require additional capital from time to time for our daily operation. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our market position and competitiveness in the live streaming service, in particular, game live streaming;

•	our future profitability, overall financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by live streaming and other internet companies in China; and

•	economic, political and other conditions in China and internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

We have no business insurance coverage, so that any uninsured occurrence of business disruption may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our results of operations and financial condition.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence may disrupt our business operations, require us to incur substantial costs and divert our resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in China and globally. Our business operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu, Ebola or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general and the mobile internet industry in particular.

We are also vulnerable to natural disasters and other calamities. It is possible that we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

Risks Related to Our Carve-out from YY and Our Relationship with Our Major Shareholders

Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company.

Prior to the establishment of HUYA Inc., our live streaming business was carried out by YY through a variable interest entity, Guangzhou Huaduo. We completed our carve-out from YY in December 2016, and all of our live streaming business was transferred from YY to us as part of the carve-out and is now carried out by our PRC subsidiary and variable interest entity. Since we and the variable interest entity of YY that operated our live streaming business are under common control of YY, our consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to our business for all periods presented. In particular, our consolidated balance sheets include those assets and liabilities that are specifically identifiable to our business; and our consolidated statements of comprehensive loss include all costs and expenses related to us, including costs and expenses allocated from YY to us. Allocations from YY, including amounts allocated to the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses, were made using a proportional cost allocation method and based on the proportion of the number of active users or number of staff in each business line. We made numerous estimates, assumptions and allocations in our historical financial statements because we did not operate as a stand-alone company prior to our carve-out from YY in December 2016. Although our management believes that the assumptions underlying our historical financial statements and the above allocations are reasonable, our historical financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during those periods. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for our arrangements with YY. In addition, upon becoming a stand-alone company, we have established our own financial, administrative and other support systems to replace YY’s systems, the cost of which may be significantly different from cost allocation with YY for the same services. Therefore, you should not view our historical results as indicators of our future performance.

If our collaboration with YY is terminated or curtailed, or if we are no longer able to benefit from the support of YY, our business may be adversely affected.

YY is a leading live streaming social media platform in China, and our game live streaming business has benefited from YY’s experience in the live streaming industry and technology know-how. Although we have entered into a business cooperation agreement with YY with respect to our future cooperation and a series of agreements with YY with respect to certain parts of our operations, such as premises lease, payment collection and patent license, we cannot assure you that we will continue to receive the same level of support from YY as a stand-alone public company. Our users and business partners may react negatively to our carve-out from YY, which could materially and adversely affect our business and results of operation. Also, failure to properly implement our business cooperation arrangement with YY or to realize the intended benefits we anticipated from our business cooperation with YY could materially and adversely affect our business and results of operations.

We may encounter risks and difficulties in connection with our business cooperation with Tencent, which may materially and adversely affect our business and results of operations.

Tencent and us, through our respective PRC affiliated entities, have entered into a business cooperation agreement and we issued a total number of 64,488,235 series B-2 preferred shares to a wholly-owned subsidiary of Tencent, which became effective on March 8, 2018. Upon the completion of our initial public offering, each series B-2 preferred share was automatically converted into one Class B ordinary share. However, we may encounter difficulties in implementing the business cooperation agreement, which may divert significant management attention from existing business operations. In addition, certain terms of the business cooperation agreement may impose restrictions on our collaboration with other third-party game developers or publishers. Failure to realize the intended benefits we anticipate from the business cooperation or the potential restrictions on our collaboration with other third parties could materially and adversely affect our business and results of operations.

Our major shareholders will control the outcome of shareholder actions in our company.

As of the date of this annual report, YY held 52.8% of our total voting power. Pursuant to our amended and restated shareholders agreement, Tencent has a right, exercisable between March 8, 2020 and March 8, 2021, to purchase additional shares to reach 50.1% of our total voting power. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholders’ Agreement—Tencent’s Right to Purchase Additional Shares.” If Tencent elects to exercise such right within the given period, Tencent may obtain a majority of our total voting power. YY or Tencent’s voting power gives it the power to control over certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NYSE requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

YY or Tencent’s voting control may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that would be beneficial to you. For example, YY or Tencent’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. If Tencent exercises its purchase right to increase its shareholding in us to 50.1% of our total voting power at fair market price, Tencent will not pay a premium for our securities over the then market price under the change of control and your shareholdings in us may be diluted if we issue additional Class B ordinary shares as a result of Tencent’s exercise of its purchase right. In addition, YY or Tencent is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. If YY or Tencent is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of YY or Tencent, and may do so in a manner that could vary significantly from that of YY or Tencent. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. See “—We may have conflicts of interest with YY and, because of YY’s controlling ownership interest in our company, we may not be able to resolve such conflicts on favorable terms for us.”

Our agreements with YY may be less favorable to us than similar agreements negotiated between unaffiliated third parties.

We have entered into a series of agreements with YY with respect to certain part of our operations. The terms of such agreements may be less favorable to us than what would have been the case if they were negotiated with unaffiliated third parties. Moreover, so long as YY is our controlling shareholder, their influence may make it difficult for us to bring a legal claim against YY in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other agreements we may enter into with YY from time to time.

We may have conflicts of interest with YY and, because of YY’s controlling interest in our company, we may not be able to resolve such conflicts on favorable terms for us.

Conflicts of interest may arise between YY and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

•	Employee recruiting and retention. Because both YY and we are engaged in live streaming businesses in China, we may compete with YY in the hiring of new employees and retaining talents.

•

Allocation of business opportunities. Although YY and we have different focuses on live streaming, there may arise other business opportunities that both we and YY find attractive. If YY decides to take up such opportunities itself, we may be prevented from taking advantage of those opportunities.

•

Our board members and executive officers may have conflicts of interest. Our chairman, Mr. David Xueling Li is also the chairman and chief executive officer of YY. This relationship could create, or appear to create, conflicts of interest when Mr. David Xueling Li is faced with decisions with potentially different implications for YY and us.

•

Sales of shares in our company. YY may decide to sell all or a portion of our shares that it holds to a third party, including our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders.

•

Developing business relationships with YY’s competitors. So long as YY remains as our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to market our services for the best interests of our company and our other shareholders.

Although we are a stand-alone public company, we expect to operate, for as long as YY is our controlling shareholder, as an affiliate of YY. YY may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. YY’s decisions with respect to us or our business may be resolved in ways that favor YY and therefore YY’s own shareholders, which may not coincide with the interests of our other shareholders. Although we have an audit committee to review and approve all proposed related party transactions, including any transactions between us and YY, we may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder. Even if both parties seek to do business on an arm-length term, the transaction may not meet the practical requirements of the arm’s length standard. Furthermore, if YY were to compete with us in the game live streaming services, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our chairman, Mr. David Xueling Li, has considerable influence over us and our corporate matters.

Our chairman, Mr. David Xueling Li, has considerable influence over us and our corporate matters. As of April 15, 2019, Mr. David Xueling Li beneficially owned 21.9% of the total outstanding shares of YY, which is our controlling shareholder. Moreover, as Mr. David Xueling Li is the chairman and chief executive officer of YY, and held 75.4% of the voting power of YY as of April 15, 2019, he controls decision making of YY and indirectly has considerable influence over us and our corporate matters. Mr. David Xueling Li has considerable influence over matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover, or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NYSE Listed Company Manual because YY owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and intend to rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Risks Related to Our Corporate Structure

If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations.

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content. Specifically, foreign ownership of an internet content provider may not exceed 50%. We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and Guangzhou Huya Technology Co., Ltd., or Huya Technology, our wholly owned PRC subsidiary, is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our business in China through our variable interest entity, Guangzhou Huya, and its subsidiaries, based on a series of contractual arrangements by and among Huya Technology, Guangzhou Huya and its shareholders. As a result of these contractual arrangements, we exert control over our variable interest entity and its subsidiaries and consolidate or combine their operating results in our financial statements under U.S. GAAP. Our variable interest entity holds the licenses, approvals and key assets that are essential for our business operations.

In addition, in 2009, the GAPP and other government authorities has issued the Notice on Further Strengthening the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or Circular 13, which prohibits the foreign investors to invest in online game-operating business in China, including by way of variable interest entity structural similar to the one we adopted. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation on Online Games and Foreign Ownership Restrictions.” We are not an online game operating business subject to such prohibition, nor are we aware of any companies that have adopted a corporate structure that is the same as or similar to ours having been penalized or terminated due to such prohibition. However, if the government deems otherwise, and if we, our PRC subsidiary or variable interest entity are found to be in violation of the prohibition under Circular 13, the GAPP, in conjunction with the relevant regulatory authorities in charge, may impose applicable penalties, which in the most serious cases may include suspension or revocation of relevant licenses and registrations.

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, based on its understanding of the relevant PRC laws and regulations, each of the contracts among our PRC subsidiary, our variable interest entity and its shareholders is valid, binding and enforceable in accordance with its terms. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government will not take a view contrary to the opinion of our PRC legal counsel. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among Huya Technology, Guangzhou Huya and its shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoke our business and operating licenses;

•	levy fines on us;

•	confiscate any of our income that they deem to be obtained through illegal operations;

•	require us to discontinue or restrict operations;

•	restrict our right to collect revenues;

•	block our websites and mobile apps;

•	require us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which we may not be able to comply; or

•	take other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct the business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our variable interest entity and its subsidiaries or the right to receive their economic benefits, we would no longer be able to consolidate our variable interest entity and its subsidiaries. We do not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, Huya Technology, Guangzhou Huya and its subsidiaries.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with our PRC variable interest entity and its shareholders for the operation of our business, which may not be as effective as direct ownership. If our PRC variable interest entity and its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

Because of PRC restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our PRC variable interest entity in which we have no ownership interest to conduct our business. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Guangzhou Huya” for more details about these contractual arrangements. However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our PRC variable interest entity and its shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of our PRC variable interest entity with direct ownership, we would be able to exercise our rights as shareholders to effect changes to its board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, if our PRC variable interest entity or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. All of these contractual arrangements are governed by and interpreted in accordance with PRC law. Disputes arising from these contractual arrangements between us and our variable interest entities will be resolved through arbitration in China, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal framework and system in China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over our variable interest entity. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their securities.

As of the date of this annual report, our controlling shareholder YY owns 52.8% of the voting power in us. In addition, the shareholders of our variable interest entity, Guangzhou Huya, are Guangzhou Huaduo and Guangzhou Qinlv, owning 99.01% and 0.99% of the equity interests in Guangzhou Huya, respectively. Mr. David Xueling Li and Beijing Tuda together hold 99.5% of the equity interest in Guangzhou Huaduo while Mr. Li held 97.7% of the equity interest in Beijing Tuda. Mr. Rongjie Dong holds 100% equity interest in Guangzhou Qinlv, as of the date of this annual report.

Our controlling shareholder and management group has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs. In addition, Mr. David Xueling Li and Mr. Rongjie Dong could violate their legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. These actions may take place even if they are opposed by our other shareholders and therefore adversely affect the value of our shares.

We may lose the ability to use and enjoy assets held by our PRC variable interest entity that are important to the operation of our business if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our PRC variable interest entity, Guangzhou Huya, holds certain assets, such as patents for the proprietary technology that are essential to the operations of our platform and important to the operation of our business. If Guangzhou Huya goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our variable interest entity undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our ability to enforce the equity pledge agreements between us and our PRC variable interest entity’s shareholders may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity interest pledge agreements between Guangzhou Huya, our variable interest entity, and Huya Technology, our wholly-owned PRC subsidiary, and the shareholders of Guangzhou Huya, each shareholder of Guangzhou Huya agrees to pledge its equity interests in Guangzhou Huya to our subsidiary to secure Guangzhou Huya’s performance of its obligations under the relevant contractual arrangements. The equity interest pledges of shareholders of variable interest entity under these equity pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce (currently known as the State Administration for Market Regulation), or the SAIC. In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the equity interest pledge agreements, the aggregate amount of registered equity interests pledged to Huya Technology represents 100% of the registered capital of Guangzhou Huya. The equity interest pledge agreements with our VIE’s shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of that variable interest entity. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

Our contractual arrangements with our PRC variable interest entity may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements among our PRC subsidiary, our PRC variable interest entity and its shareholders, we are effectively subject to PRC turnover tax on revenues generated by our subsidiaries from our contractual arrangements with our PRC variable interest entity. Such tax generally includes the PRC value added tax, or the VAT, primarily at a rate of 6% along with related surcharges. The applicable turnover tax is determined by the nature of the transaction generating the revenues subject to taxation. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our PRC variable interest entity were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our PRC variable interest entity adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by our PRC variable interest entity and thereby increasing its entities’ tax liabilities, which could subject our VIE to late payment fees and other penalties for the underpayment of taxes. Our financial results may be materially and adversely affected if our PRC variable interest entity’s tax liabilities increase or if it becomes subject to late payment fees or other penalties.

The shareholders of our PRC variable interest entity may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

Mr. David Xueling Li is the ultimate controlling shareholder of our variable interest entity and his interests may differ from those of our company as a whole, as what is in the best interests of our variable interest entity may not be in the best interests of our company. We cannot assure you that when conflicts of interest arise, Mr. David Xueling Li will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Li may breach or cause Guangzhou Huya and its respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address potential conflicts of interest Mr. David Xueling Li may encounter in his capacity as a shareholder or director of our variable interest entity, on the one hand, and as a beneficial owner or director of our company, on the other hand; provided that we could, at all times, exercise our option under the exclusive option agreement with Mr. Li to cause him to transfer all of his equity ownership in Guangzhou Huya to a PRC entity or individual designated by us, and this new shareholder of Guangzhou Huya could then appoint a new director of Guangzhou Huya to replace the existing directors. In addition, if such conflicts of interest arise, Huya Technology, our wholly owned PRC subsidiary, could also, in the capacity of attorney-in-fact for Mr. David Xueling Li as provided under the relevant powers of attorney, directly appoint a new director of Guangzhou Huya. We rely on Mr. David Xueling Li to comply with the laws of China, which protect our contractual rights and provide that a director owes a duty of loyalty to our company and require him to avoid conflicts of interest and not to take advantage of his position for personal gains. We also rely on Mr. David Xueling Li to abide by the laws of the Cayman Islands, which provide that a director has a duty of care and a duty of loyalty to act honestly in good faith with a view toward our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and Mr. David Xueling Li, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes where prior court decisions have limited value as precedents. Our PRC subsidiary, Huya Technology, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Regulation and censorship of information disseminated over the mobile and internet in China may adversely affect our business and subject us to liability for streaming content or posted on our platform.

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. In 2016, 2017 and 2018, the Chinese regulatory authorities initiated the “Clean Up the Internet 2016,” “Clean Up the Internet 2017” and “Clean Up the Internet 2018” campaigns, respectively, aiming to eliminate pornographic information and content in the Internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. During the campaigns, relevant government authorities have taken various measures such as shutting down websites, removing links, closing accounts, seizing publications and closing down mobile apps that contain illegal, harmful or obscene information.

In March 2018, the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, issued a notice to further regulate the transmission of internet audio-visual programs. Due to the lack of clarification and detailed implementation rules, it is unclear to us how this notice would be applicable to the content posted on our platform by our users. Given the uncertainty in the interpretation and implementation of this notice, we may be required to subsequently implement further content monitoring measures, which could materially and adversely affect our business, financial condition and results of operations. For further information regarding this notice, see “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Related to Online Transmission of Audio-Visual Programs.”

We endeavor to eliminate illicit content from our platform. We have made substantial investments in resources to monitor content that users post on our platform and the way in which our users engage with each other through our platform. We use a variety of methods to ensure our platform remains a healthy and positive experience for our users. See “Item 4. Information on the Company—B. Business Overview—Content Screening and Review.” In response to the above-mentioned campaigns, we adopted various measures to prevent the dissemination of gambling, pornographic and other illicit information. Although we employ these methods to filter content posted by our users, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant with PRC law and regulations. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, suspension or revocation of our licenses to operate in China or a ban on our platform, including closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit content on our platform. Although our business and operations have not been materially and adversely affected by government campaigns or any other regulatory actions in the past, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users and customers, our revenues and results of operation may be materially and adversely affected and the value of our ADSs could be dramatically reduced.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

Substantially all of our assets and almost all of our customers are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. The Chinese government has implemented certain measures to control the pace of economic growth. These measures may cause decreased economic activity in China, which could in turn reduce the demand for our services and adversely affect our business, financial condition and results of operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of the internet industry and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

•

We only have contractual control over our platform. Guangzhou Huya, our PRC variable interest entity, owns our platform due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision services. If Guangzhou Huya breaches its contractual arrangements with us and no longer remains under our control, this may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•

There are uncertainties relating to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations and its implementation in actual practice. Permits, licenses or operations at some of our subsidiaries and PRC variable interest entity levels may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “Risks Related to Our Business and Our Industry—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—Internet Information Services,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—Internet Publication and Cultural Products,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—Online Music and Entertainment” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Online Transmission of Audio-Visual Programs.” In addition, if we were required to implement real-name registration system on our platform with stricter and higher standards, we may lose large numbers of registered user accounts for various reasons, because users may no longer maintain multiple accounts and users who dislike giving out their private information may cease to use our products and services altogether.

•

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (now known as the Cyberspace Administration of China or Office of the Central Cyberspace Affairs Commission). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. Further, new laws, regulations or policies may be promulgated or announced that will regulate internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

On June 3, 2010, the Ministry of Culture, or MOC, promulgated the Provisional Administration Measures of Online Games, or the Online Games Measures, which became effective on August 1, 2010 and amended on December 15, 2017. The Online Games Measures provide that any entity engaging in online game operation activities shall obtain the Internet Culture Operation License and must meet certain requirements such as minimum registered capital. Although an online game developer may be involved in the purchase of servers and bandwidth, the control and management of game data, the maintenance of game systems and certain other maintenance tasks, such activities are not considered as conducting online game operation activities, and that online game developers are not online game operator and do not have to obtain the Internet Culture Operation License in accordance with the Online Games Measures. However, due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, there are still uncertainties on the MOC’s interpretation and implementation of these measures. If the MOC determines in the future that such qualifications or requirements apply to the online game developers for their involvement in our online game operations, we may have to terminate our revenue-sharing arrangements with certain unqualified online game developers and may even be subject to various penalties, which may negatively impact our results of operations and financial condition.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of internet business.

Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have for virtual assets.

While participating on our platform, our users acquire, purchase and accumulate some virtual assets, such as gifts or certain status. Such virtual assets can be important to users and have monetary value and, in some cases, are sold for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the user account of one user by other users and occasionally through data loss caused by delay of network service, network crash or hacking activities. Other than the General Rules on the Civil Law of the People’s Republic of China, which was passed by the National People’s Congress on March 15, 2017 and took effect on October 1, 2017, and prescribes that network virtual property will be protected according to the laws and regulations stipulating the protection of such property, the Chinese government has not yet enacted any specific laws regarding virtual property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of live streaming platform such as us would have any liability, whether in contract, tort or otherwise, to users or other interested parties, for loss of such virtual assets. Based on recent PRC court judgments, the courts have typically held online platform operators liable for losses of virtual assets by platform users, and ordered online platform operators to return the lost virtual items to users or pay damages and losses. In case of a loss of virtual assets, we may be sued by our users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

Advertisements shown on our platform may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses.

In addition to the advertisements that were placed by the advertising agencies or advertisers we directly cooperate with, our platform also displays side-bar advertisements placed by broadcasters on their own streaming channels. While we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011 and was amended in June 2015, June 2016 and June 2018, to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 further clarifies the resident status determination, post-determination administration as well as competent tax authorities.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise group instead of those controlled by PRC individuals or foreigners, Commerce & Finance Law Offices, our legal counsel as to PRC law, has advised us that the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We do not meet all of the conditions above; therefore, we believe that we should not be treated as a “resident enterprise” for PRC tax purposes even if the standards for “de facto management body” prescribed in the SAT Circular 82 are applicable to us. For example, our minutes and files of the resolutions of our board of directors and the resolutions of our shareholders are maintained outside the PRC.

However, it is possible that the PRC tax authorities may take a different view. Commerce & Finance Law Offices, our legal counsel as to PRC law, has advised us that if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, our world-wide income could be subject to PRC tax at a rate of 25%, which could reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

Although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the enterprise income tax law, we cannot assure you that dividends by our PRC subsidiary to our Cayman Islands holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

Non-PRC resident ADS holders may also be subject to PRC withholding tax on dividends paid by us and PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is sourced from within the PRC. The tax would be imposed at the rate of 10% in the case of non-PRC resident enterprise holders and 20% in the case of non-PRC resident individual holders. In the case of dividends, we would be required to withhold the tax at source. Any PRC tax liability may be reduced under applicable tax treaties or similar arrangements. Although our holding company is incorporated in the Cayman Islands, it remains unclear whether dividends received and gains realized by our non-PRC resident ADS holders will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.

Finally, we face uncertainties on the reporting and consequences on private equity financing transactions, private share transfers and share exchange involving the transfer of shares in our company by non-resident investors. According to the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, issued by the PRC State Administration of Taxation on February 3, 2015, or SAT Circular 7, an “indirect transfer” of assets of a PRC resident enterprise, including a transfer of equity interests in a non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable properties, if such transaction lacks reasonable commercial purpose and was undertaken for the purpose of reducing, avoiding or deferring PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and tax filing or withholding obligations may be triggered, depending on the nature of the PRC taxable properties being transferred. According to SAT Circular 7, “PRC taxable properties” include assets of a PRC establishment or place of business, real properties in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining if there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable properties have a real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable properties; and the tax situation of such indirect transfer outside China and its applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to PRC real properties or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Currently, SAT Circular 7 does not apply to the sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations with respect to any internal restructuring, and our PRC subsidiary may be requested to assist in the filing. Any PRC tax imposed on a transfer of our shares not through a public stock exchange, or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in our company.

Implementation of the new labor laws and regulations in China may adversely affect our business and result of operations.

Pursuant to the labor contract law that took effect in January 2008, its amendment that took effect in July 2013 and its implementation rules that took effect in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Due to lack of detailed interpretative rules and uniform implementation practices and broad discretion of the local competent authorities, it is uncertain as to how the labor contract law and its implementation rules will affect our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules, and we may thus be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011, and was amended on December 29, 2018. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

We expect our labor costs to increase due to the implementation of these new laws and regulations. As the interpretation and implementation of these new laws and regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in full compliance with labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Further, labor disputes, work stoppages or slowdowns at our company or any of our third-party service providers could significantly disrupt our daily operation or our expansion plans and have a material adverse effect on our business.

Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.

The issuance and use of “virtual currency” in the PRC have been regulated since 2007 in response to the growth of the online games industry in China. On January 25, 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications for the use of virtual currency. To curtail online games that involve online gambling, as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. On June 4, 2009, the MOC and the MOFCOM jointly issued a notice regarding strengthening the administration of online game virtual currency, or the Virtual Currency Notice. In addition, the Online Games Measures provides, among other things, that virtual currency issued by online game operators may only be used to exchange its own online game products and services and may not be used to pay for the products and services of other entities.

Although we issue different virtual currencies to users on our platform for them to purchase various items to be used on our platform as well in online games, our service does not constitute online game virtual currency transaction services because users cannot transfer or trade these currencies among themselves. However, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours. If the PRC regulatory authorities deem any transfer or exchange on our platform to be a virtual currency transaction, then in addition to being deemed to be engaging in the issuance of virtual currency, we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under the Virtual Currency Notice. In that event, we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress effective 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by MOFCOM before they can be completed. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the National Development and Reform Commission, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that it is unlikely that our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Our PRC resident shareholders, Mr. David Xueling Li and Rongjie Dong, had completed their SAFE registration and updated their change of shareholding with the local SAFE branch in relation to their investment in our company. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using offshore assets, including the proceeds of our initial public offering, to make additional capital contributions or loans to our PRC subsidiary.

We are an offshore holding company conducting our operations in China through our PRC subsidiary, variable interest entity and its subsidiaries. We may make loans to our PRC subsidiary, variable interest entity and its subsidiaries, or we may make additional capital contributions to our PRC subsidiary.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiary, including from the proceeds of our initial public offering, are subject to PRC regulations. For example, none of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of SAFE. Our capital contributions to our PRC subsidiary must be approved by the MOFCOM or its local counterpart.

On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may choose to convert its registered capital from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within PRC, which will be regarded as the reinvestment of foreign-invested enterprise. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution.”

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiary may be negatively affected, which could adversely affect our PRC subsidiary’s liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

Our PRC subsidiary and PRC variable interest entity are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiary which in turn relies on consulting and other fees paid by our PRC variable interest entity for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiary is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2018, we made appropriations of RMB34.6 million (US$5.0 million) to statutory reserves. Furthermore, if our PRC subsidiary, variable interest entity and its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated. As of December 31, 2018, the undistributed earnings and reserves of our subsidiaries and consolidated affiliated entities located in the PRC are considered to be indefinitely reinvested, because we do not have any present plan to pay cash dividends on our common shares in the foreseeable future and intends to retain most of our available funds and any future earnings for use in the operation and expansion of our business.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or 2012 SAFE notices, promulgated by the SAFE in 2012. Pursuant to the 2012 SAFE notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations when our company became an overseas listed company. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution—Stock Option Rules.”

The SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution—Stock Option Rules.”

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. In 2018, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the Renminbi to appreciate against the U.S. dollar. Significant revaluation of the Renminbi may have a material adverse effect on your investment. Substantially all of our revenues and costs are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs, and if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE or banks designated by SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration of Industry and Commerce.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiary, variable interest entity and its subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiary, variable interest entity and its subsidiaries are members of our senior management team who have signed employment agreements with us or our PRC subsidiary, variable interest entity and its subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries and variable interest entity (including its subsidiaries). Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiary, variable interest entity or its subsidiaries, we or our PRC subsidiary, variable interest entity and its subsidiaries would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our leased property interest may be defective and our right to lease the properties affected by such defects challenged, which could cause significant disruption to our business.

Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We presently lease three premises in China, and the landlords of these premises have not completed the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our documents filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Additional remedial measures could be imposed on certain PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our financial statements may be determined to not be in compliance with the requirements of the Exchange Act, if at all.

In December 2012, the SEC brought administrative proceedings against the PRC-based affiliates of the Big Four accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If the firms did not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions.

In the event that the PRC-based affiliates of the Big Four accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our Class A ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The trading price of our ADSs has been volatile and may be volatile regardless of our operating performance.

The trading price of our ADSs has been volatile and has ranged from a low of US$15.23 to a high of US$50.82 since our ADSs started to trade on the New York Stock Exchange on May 11, 2018. The trading price of our ADSs could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our ADSs, regardless of our operating performance. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new product and service offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	additions or departures of key personnel; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity who is not an affiliate of such holder, or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person or entity who is not an affiliate of the holder of such Class B ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

As of the date of this annual report, YY and Tencent, our major shareholders, beneficially owned 55.0% and 41.8% of our issued Class B ordinary shares, respectively, which constituted 38.9% and 29.6%, respectively, of our total issued and outstanding share capital, and 52.8% and 40.1%, respectively of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares representing your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares representing your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares representing your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our third amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, you may not receive sufficient advance notice enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date of the general meeting to allow you to vote with respect to any specific matter. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will use its best endeavors to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not timely and properly give voting instructions to the depository as to how to vote the Class A ordinary shares underlying your ADSs, the depositary will give us or our nominee a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not timely and properly give voting instructions to the depository as to how to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings, you cannot prevent such Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing claims under federal securities laws in federal courts. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our memorandum and articles of association contain certain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a dual-class structure and a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADSs holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We have granted, and may continue to grant, share incentive awards, which may result in increased share-based compensation expenses.

We adopted our stock incentive plan, or the 2017 Share Incentive Plan, in July 2017, for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We adopted an amended and restated 2017 share incentive plan in March 2018, or the Amended and Restated 2017 Plan. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. Under the Amended and Restated 2017 Plan, we are authorized to grant options to purchase Class A ordinary shares of our company and restricted share units to receive Class A ordinary shares. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2017 Plan is 28,394,117. As of the date of this annual report, options to purchase 16,896,555 Class A ordinary shares have been granted and are outstanding, and 4,267,885 restricted share units have been granted and are outstanding. For the year ended 2018, we recorded share-based compensation of RMB220.9 million (US$32.1 million), related to the Amended and Restated 2017 Plan.

We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands that is listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For example, beginning on May 9, 2019, we will follow home country practice and have a two-member audit committee, in lieu of the requirement of NYSE Listed Company Manual Section 303A.07 to have an audit committee with at least three members. We may also rely on other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our variable interest entity (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our variable interest entity (including its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our variable interest entity for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Rules.”

We will incur increased costs after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our Huya platform was launched in 2014, as a game live streaming business unit of our parent company, YY. In August 2016, Guangzhou Huya, our variable interest entity, was established. YY controlled Guangzhou Huya through a set of contractual arrangements. As of December 31, 2016, YY completed the transfer of all assets, including trademarks, domain names, business contracts and tangible assets, relating to our business from YY to Guangzhou Huya, or our carve-out from YY.

YY incorporated Huya Limited in Hong Kong in January 2017 and HUYA Inc. in the Cayman Islands in March 2017 as our holding companies. In April 2017, Huya Limited became a wholly-owned subsidiary of HUYA Inc. In June 2017, Huya Limited established Huya Technology, our wholly owned subsidiary in China. In July 2017, we gained control and became the sole beneficiary of Guangzhou Huya in 2017 through a series of contractual arrangements between Huya Technology, Guangzhou Huya and Guangzhou Huya’s shareholders. In May and July 2017, Guangzhou Huya incorporated Guangzhou Yaoguo and Guangzhou Dachafan, respectively, in China.

In March 2018, we completed our series B financing with Linen Investment Limited, a wholly-owned subsidiary of Tencent, and raised US$461.6 million.

In July 2018, as a step to expand our business presence outside China, we incorporate HUYA PTE. LTD. in Singapore as a wholly owned subsidiary of Tiger Information Technology Inc., which is a Cayman Islands company wholly owned by HUYA Inc.

On May 11, 2018, our ADSs commenced trading on the NYSE under the symbol “HUYA.” We raised from our initial public offering approximately US$190.1 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. In April 2019, we completed a registered public offering of 18,400,000 ADSs by us and a selling shareholder and we raised from such public offering approximately US$313.8 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. We and the selling shareholder have granted the underwriters options, exercisable within 30 days from April 9, 2019, to purchase up to an additional 2,040,000 ADSs and 720,000 ADSs, respectively. Such option has not been exercised as of the date of this annual report.

We are a holding company and we currently conduct our business in China through Huya Technology and our variable interest entity, Guangzhou Huya, and its subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” We rely principally on dividends and other distributions from Guangzhou Huya for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Guangzhou Huya holds an ICP License and other permits that are necessary for operating our business in China.

Our principal executive offices are located at Building B-1, North Block of Wanda Plaza, No. 79 Wanbo 2nd Road, Panyu District, Guangzhou, 511442, the People’s Republic of China. Our telephone number at this address is +86 (20) 8212-0800. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. We maintain our website at http://ir.huya.com.

B.	Business Overview

We are a leading game live streaming platform in China. We manage to establish a diversified content provider community and commit to provide support and resources to broadcasters and talent agencies that enable us to offer high-quality content. We also cooperate with e-sports event organizers, as well as major game developers, and have developed e-sports live streaming as the most popular content genre on our platform. Our live streaming content covers a vast library of games, including mobile, PC and console games. Building on our success in game live streaming, we have also expanded our content coverage into other entertainment genres, such as talent shows, anime and outdoor activities. Since May 2018, we have started to expand our operations overseas through Nimo TV, our major game live streaming platform primarily operating in Southeast Asia and Latin America.

We have created an engaged, interactive and immersive community for game enthusiasts of the young generation. Our users interact with one another with the support of our platform’s wide array of social functions, such as bullet chatting, real-time commenting and gifting.

Our open platform also functions as a marketplace for broadcasters and talent agencies to congregate and collaborate with us. We have set up operating standards and incentive mechanisms to encourage healthy competition, good performance and regulatory compliance. The monetization opportunities for broadcasters and talent agencies are linked to their performance, which motivates them to supply high-quality content to our platform.

Our content is dynamic. Beyond the real-time improvisation of broadcasters during live streaming sessions, the real-time interactions between viewers and broadcasters or among viewers create user-generated content, which in turn becomes part of the overall entertainment and social experience offered on our platform. Such content enhances the sense of involvement and makes it more fun to watch live streaming.

Our Users

Our user base consists mainly of the young generation, who are generally more open-minded and tech-savvy, with an interest in games and other forms of entertainment. As we have gradually expanded our content coverage into other entertainment genres, we have been able to expand our user base. We had 116.6 million average MAUs in domestic market in the fourth quarter of 2018, and our average mobile MAUs in the fourth quarter of 2018 reached 50.7 million.

Any user may watch live streams on our platform. To encourage users to register, we offer certain popular interactive social features to registered users only, such as bullet chatting, messaging, and following their favorite broadcasters. Furthermore, registered users can enjoy additional premium status and features associated with membership and send virtual gifts to broadcasters if they subscribe or pay for such privileges. Our registration process is simple and users are typically able to complete it with a few easy steps.

The real-time interactive features of our platform, coupled with a wide variety of high-quality content, have helped us create a vibrant online community that attracts and retains users. Our bullet chatting, gifting, messaging and following functions encourage users to interact with broadcasters as well as other users which also create a sense of belonging within the community, thus further enhancing user engagement.

Our Content

We offer comprehensive live streaming content with a primary focus on games. Game live streaming has been the key content offering of our platform since our inception. In response to users’ growing interests, we also encourage our broadcasters to create and share other entertainment content, which encompasses talent shows, anime, outdoor activities, and other genres. We have leveraged big data and AI technology to analyze our users’ viewing preferences and make more accurate content recommendations. Our content library is constantly evolving and growing and enjoys an integration of user-generated content, or UGC, professional-user-generated content, or PUGC, and professionally-generated content, or PGC. While broadcasters are the focal points of the live streams, the viewers themselves introduce additional meaning and context to the content when they express themselves to broadcasters or other viewers, thus creating a dynamic content.

Games

Live streaming of game content, such as gameplay, e-sports tournament events and other e-sports game shows, has attracted a large number of users on our platform. Leveraging our close relationship with game developers and publishers as well as popular game broadcasters, e-sports leagues and players, we are able to consistently offer high-quality and engaging game live streams to our users. We actively track viewership growth and community feedback with respect to new game titles to identify trending games and allocate our broadcaster resources accordingly ahead of emerging surge in demand of such game content. As of December 31, 2018, our live streaming content covered over 3,300 games. In the fourth quarter of 2018, our broadcasters had a total of 27.3 million streaming hours of game content on our platform, representing an increase of 49.9% from 18.2 million hours in the same period of 2017.

E-sports games have been a fast growing content genre on our platform, as e-sports games appeal to game enthusiasts due to their competitive nature and exciting viewing experiences. Among the game titles streamed on our platform, League of Legends®, PlayerUnknown’s Battlegrounds and King of Glory, all being e-sports games, were the three mostly watched in terms of total viewing time in 2018. We closely cooperate with e-sports event organizers, game developers and game publishers to identify trending e-sports competitions and secure live streaming rights of matches and tournaments favored by our community. As of December 31, 2018, we cooperated with approximately 140 e-sports event organizers and provided live streaming services for approximately 760 e-sports tournament matches or events since our inception, over some of which we have also obtained exclusive broadcasting rights. We also organized 71 e-sports tournaments with approximately 158 million viewers in 2018.

Other Entertainment Content

To accommodate our users’ diverse interests, we have expanded our coverage to include a wide spectrum of other entertainment content, such as talent shows, anime and outdoor activities. We also offer our own original content produced in collaboration with professional content producers. In the fourth quarter of 2018, our broadcasters had a total of 5.9 million streaming hours of other entertainment content on our platform, representing an increase of 64.6% from 3.6 million streaming hours in the same period of 2017.

Talent show live streams constitute a major genre of our other entertainment content. Broadcasters of talent shows use our platform as an arena to showcase their artistic talents. Besides talent shows, our entertainment content covers a variety of other themes, such as outdoor activities and anime. We continue to diversify our content offerings to provide a one-stop live streaming entertainment platform for our users in order to enhance their stickiness and deepen their ongoing engagement.

Our Content Creators

We have established deep cooperation with our broadcasters and talent agencies to deliver high-quality, fun and trendy live streaming content.

Broadcasters

We encourage everyone to join our community and live stream on our platform. Any user can register as a broadcaster of Huya and start live streaming after completing a few identity verification steps. As our platform is easily accessible to all, our large broadcaster base consists of not only professional gamers and artists who showcase their gaming skills and artistic talents, but also amateurs who want to share fun and their life moments. In the fourth quarter of 2018, we had over 667,000 average monthly active broadcasters on our platform. Most of our broadcasters join us by proactively registering through our websites or apps. We also conduct broadcaster recruitment through talent agencies or content production companies.

We manage, support and promote our broadcasters based on their respective level of popularity and quality of content. For the most popular broadcasters, we cooperate with their talent agencies to develop individualized promotion strategies and help them continue to generate top-quality content. We also utilize our data analytic capability to identify broadcasters that have shown great potential, based on ranking and popularity trends, and devote appropriate resources to them. We deploy our data analytic capability and AI enabled technology to recommend content generated by broadcasters to interested users, thus bringing increasing user traffic. We also help amateur broadcasters improve their content quality as well as their attractiveness on our platform by providing technical support and pairing them with talent agencies if necessary. Leveraging our data monitoring technology, we manage our broadcasters via a compensation and incentive mechanism to encourage broadcasters to provide attractive content and align the compensation of our broadcasters with their performance and popularity.

All broadcasters streaming on our platform need to enter into standard broadcaster agreement with us. For certain popular or promising broadcasters, we may also enter into additional customized cooperation agreements with them to facilitate closer collaboration. The majority of these customized cooperation agreements has a term of one to three years. Those customized cooperation agreements generally contain exclusivity clauses that require the contracted broadcasters to live stream exclusively on our platform during the contractual term. Pursuant to the standard broadcaster agreements and customized cooperation agreements, broadcasters and their talent agencies may be entitled to share a percentage of the revenues generated from the sales of virtual items attributed to their live streams. We provide guidelines to ensure the legitimacy of the live streams content and obtain the relevant intellectual property rights of the live streams content they create. We also pay a monthly fee to certain popular broadcasters if they satisfy specific requirements with respect to active days, content volume and popularity rankings.

Talent Agencies

The scale and vibrancy of our platform and community have also attracted a growing number of talent agencies to recruit, manage, train, support and promote our broadcasters. Talent agencies that cooperate with us vary in size, ranging from associations of a couple of broadcasters to professional agency firms managing thousands of popular broadcasters. As of December 31, 2018, we were in cooperation with over 24,000 talent agencies.

Aside from a few top tier broadcasters who are managed by us directly, we cooperate with talent agencies to manage our broadcasters on a day-to-day basis. We provide guidance on content monitoring, compliance and corporate governance training to talent agencies to improve their management efficiency and quality and ensure their healthy development. We also have a series of rules, guidelines and policies in place to regulate and manage talent agencies that cooperate with us. Talent agencies are required to provide ongoing compliance trainings to broadcasters under their management as well as monitor and review relevant streams. Any talent agency can join our platform by registering with us online. Certain talent agencies with the capacity to produce a large volume of high-quality content and manage a considerable pool of talent may be recognized as platinum talent agencies upon our thorough assessment of their qualifications and broadcaster portfolios, and we provide platinum talent agencies with additional resources to promote and develop their broadcasters.

Our Platform

Our platform includes our mobile apps, PC clients, and mobile and PC websites through which users can access our live streaming services anywhere, anytime. Users may also connect to our platform through YY Client, a PC client offered by YY. We offer a variety of features, tools and services to our users and broadcasters on our platform. Users on mobile devices may access our platform either through our dedicated “Huya Live” mobile app or through the mobile-device-friendly website “m.huya.com.” Broadcasters may also conveniently live stream through our “Huya Assistant” and “Huya Mobile Game” mobile apps. Our mobile apps are available for download from Apple app store and various Android app stores. We also provide live streaming services through our PC website at www.huya.com and PC clients to both users and broadcasters.

We started developing several PC and mobile platforms to serve overseas users in 2018. In May 2018, we launched Nimo TV, our major game live streaming platform primarily operating in Southeast Asia and Latin America. Users and broadcaster may access our Nimo TV platform through both mobile and PC devices.

Features for Users

Through our Huya platform, users can watch live streams and chat with their favorite broadcasters and fellow users anytime, anywhere. Features of our platform have been carefully designed to create a seamless viewing experience, an interactive environment, and a vibrant culture for our users. The basic features of our platform dedicated to users include watching and following, content exploring and recommendation, bullet chatting and messaging, and purchasing and gifting.

Watching and following. Watching live streams is the main function of our platform. Video resolution and quality of live streams are adjusted automatically based on the users’ internet connection quality. When watching a live stream, users may choose to follow a broadcaster through our following feature and receive notification in the future when the broadcaster starts streaming. Users are also able to share links to live streams on other social media platforms.

Content exploring and recommendation. Interface of our websites and apps are user-friendly and easy to navigate. Leveraging our AI technology and massive user data, we are able to generate a front page with individualized content recommendations matching the interest profile of each returning user. Users may also browse our content genres, or type in key words in the search bar displayed on our websites and apps interfaces to look for content that may interest them.

Bullet chatting and messaging. Fun and engaging interactions between our users and broadcasters are the cornerstone of our vibrant user community. Bullet chatting allows users to chat with broadcasters and fellow users through messages that glide across the screen like bullets while watching live streams. Bullet chats can be seen by all users who watch the same live stream, and therefore can stimulate interaction among users. Users can also communicate with other users or broadcasters through real-time commenting or in a private setting through our messaging feature.

Purchasing and gifting. Users can purchase various virtual items on our platform and send them to broadcasters as gifts or use them to enjoy privileges and rights. See “—Monetization—Live Streaming.” Purchases could be made conveniently through our websites and apps. We cooperate with third-party payment platforms, such as WeChat Pay and AliPay, in handling payments made on our platform. Users may also use Y coin, a virtual currency issued by YY, to purchase virtual items on our platform.

Features for Broadcasters

We provide handy tools for our broadcasters to create quality content. We have designed a series of dedicated PC client and mobile apps for our broadcasters, enabling them to live stream anytime, anywhere. The basic broadcaster features of our platform include streaming and uploading, and analytical tools.

Streaming and uploading. Our apps and PC client are compatible with built-in cameras on smart devices and professional high-resolution digital cameras. Broadcasters may live stream in studios with professional equipment, or simply share their life moments with their mobile phones at any location. Our apps and PC client allow broadcasters to transmit multi-media content to our users real-time through our server. Broadcasters can add a variety of visual and audio effects to their live streams at their own choice.

Analytical tools. Our mobile apps and PC client for broadcasters provide certain analytical data, such as demographic of followers and viewers and statistics of viewer number, comments and bullet chats. Such analytical data enable our broadcasters to monitor user reactions and feedbacks so as to improve their performance.

Monetization

As users continue to explore and enjoy our comprehensive content, we will further expand our monetization channels. At present, our revenues are primarily derived from our paying users and advertisers or third-party advertising agencies.

Live Streaming

We generate revenues primarily from paying users of our live streaming platforms. Our users can purchase various virtual items offered by us, including consumable virtual items and time-based virtual items. Broadcasters may be entitled to share a percentage of the revenues generated from the sales of virtual items attributed to his or her livestreams.

Consumable virtual items mainly serve as gifts to broadcasters. Special visual effects, such as thumbs-up, planes, or treasure boxes, on the screen will be generated during live streaming when these gifts are presented to the broadcasters by users. Purchase and use of these virtual items are a new way for users to participate in live streams, which stimulate interactions between broadcasters and users and encourage users to contribute to livestreams, rather than merely viewing.

Users may also purchase time-based virtual items from us, such as the membership with the designation of Noble Members for themselves, and premium status for their favorite broadcasters. There are six tiers in our membership program and each tier offers a range of privileges and benefits, such as virtual items exclusively available to members, dedicated customer services specialist and bullet chatting with special colors.

We share revenues generated on our platform with broadcasters and talent agencies.

Advertising Services

We derive part of our revenues from advertising placements on our platform. We offer customized advertising services aimed at targeted demographics.

The most common form of advertising on our platform are display advertisements, which are offered in different placement formats, including (i) background advertisements that appear on the side of a live stream screen, (ii) advertisements placed in various areas of our platform, and (iii) advertisements placed on the launch screen of our mobile apps. We also offer native advertisements through providing monetary incentives to our popular broadcasters in exchange for product placement or game promotion in their live streams. We also utilize our integrated platform to provide event-driven advertising solutions for advertisers such as advertising campaigns during e-sports tournaments and other game events.

We strive to creatively design tailored advertising campaigns for advertisers without compromising user experience. We focus on content, style, design and interactive features of the advertisements so that they will not be disruptive to our users.

A majority of our advertising revenue is derived from advertisers in the games industry, including game developers, publishers and e-sports organizers. Our brand advertisers also include international and domestic companies that operate across a variety of industries, including electronics, online retail and automobiles. Display advertisements fees are generally determined on the basis of the cost per thousand views or the cost per day.

Others

We also develop and operate certain mobile games jointly with third-party distribution platforms, and game related apps. Our users access those games through our platform and purchase in-game virtual items that enhance their playing experience.

Content Screening and Review

We are committed to complying with the relevant laws and regulations on online content and dedicated to the protection of third-party copyrights. We have invested significant resources in developing advanced content monitoring and copyright protection technologies, policies and procedures.

We maintain four layers of content management and review procedures to monitor live streaming content on our platform to ensure that we are able to promptly identify content that may be deemed to be inappropriate, in violation of laws, regulations and government policies or infringing upon third-party rights. When any inappropriate or illegal content is identified, we promptly terminate the live stream and remove the concerned comments or bullet chats. Further actions may also be taken to hold relevant content creators accountable.

Our automated AI-backed screening mechanism serves as the first layer of defense in our content review system. This system automatically flags and screens out live streams that involve inappropriate or illegal audio, video, comments or chats by comparing the image, sound or text against our databases in real time. Once the content is processed by our AI-backed automated screening mechanism, our system then extracts identifiers from the content and sends them to our manual content screening team, our second layer of defense, for further review. Our manual content screening team screens and monitors content uploaded to our platform on a 24-hour, 7-day basis to ensure that the flagged content is reviewed and any inappropriate or illegal live stream is immediately suspended or terminated. In addition, our manual content screening team proactively monitors and reviews the live streams independently on a real-time basis.

Our third layer of defense is our frequently updated “blacklists.” This is a database built upon historical attempts or incidents of inappropriate or illegal live streams or other information provided by our third-party partners. Broadcasters or users listed on such blacklists may be temporarily or permanently banned from streaming or viewing on our platform, or may be subject to more stringent review and monitoring by our team on a case-by-case basis.

Finally, we have adopted an easy-to-use and responsive abuse reporting mechanism on our platform, which allows any of our users to report inappropriate content through “report” links. Any content being reported will be reviewed by our manual content screening team and appropriate actions will be taken.

Our broadcasters are required to register on a real-name basis. In addition, we require broadcasters to consent to the terms and conditions set forth in the broadcaster agreement of our platform before they can start live streaming. Pursuant to such agreement, each broadcaster undertakes not to live stream or otherwise distribute content that violates any PRC laws or regulations or infringes upon the intellectual property rights of any third party, and agrees to indemnify us for all damages arising from third-party claims against us caused by the infringing content produced by such broadcaster.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of the date of this annual report, we have registered 37 patents in China, and have applied for 328 additional patents with the PRC State Intellectual Property Office and seven additional patents under the patent cooperation treaty. In China, it generally takes up to one year for the Patent Office under the State Intellectual Property Office to review, and approve or deny applications of patents in the category of utility model or design and two to five years in the category of invention. See “Item 4. Information on the Company—B. Business Overview—Government Regulations— Intellectual Property Rights—Patents.” We have registered 85 software copyrights and 23 copyrights of artworks with the PRC National Copyright Administration. We have 103 registered domain names, including huya.com. As of the date of this annual report, we have 259 registered trademarks in China and 35 registered trademarks in Hong Kong and 12 registered trademarks overseas, including our “Huya,” “虎牙,” and “虎牙直播” trademarks, and are in the process to register additional 386 trademarks. We have obtained a royalty-free and exclusive license from Guangzhou Huaduo to use 39 patents, 12 of which are under application.

We intend to vigorously protect our technology and proprietary rights, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or claiming they have not infringed our intellectual property rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our websites and apps or seeking license arrangements which may not be available on commercially reasonable terms” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”

Branding and Marketing

We believe that our content variety and optimal user experience have led to repeated user visits and a strong word-of-mouth effect that strengthens awareness of our brand among users and broadcasters.

As a supplement to word-of-mouth marketing, we often promote our brand and platform through a mix of online viral marketing and offline promotional events. We market our platform through advertisements on search engines and various app stores and websites. We also cooperate with third-party smartphone manufacturers to attract users with smart devices. With respect to our offline marketing measures, we organize meet-and-greet events for our users to meet star broadcasters, sponsor e-sports tournaments and hold other user community events.

Competition

Online live streaming is an emerging industry in China. As a leading player in this market, we face competition from providers of similar services, and other online entertainment platforms. Online live streaming platforms that focus on games content compete directly with us for users and broadcasters. In addition, we compete with other large video streaming platforms, social media platforms and other platforms offering online entertainment. Some of our larger competitors have substantially broader product or service offerings and more working capital to support heavy spending on content, sales and marketing. We believe that our ability to compete effectively for users depends upon many factors, including the variety of our content, user experience on our platform, retention of key broadcasters, effectiveness of content monitoring and review, our relationship with business partners, our marketing efforts and reputation of our brands.

In addition, as our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management, engineers, product managers and content management personnel. The success of our growth strategy depends in part on our ability to retain our existing personnel and add additional highly skilled employees.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our websites and apps or seeking license arrangements which may not be available on commercially reasonable terms.”

Government Regulations

PRC Regulations

As live streaming industry is still at an early stage of development in China, new laws and regulations may be promulgated from time to time to introduce new regulatory requirements, including but not limited to, requirements of obtaining new licenses and permits in addition to those we currently have. There are substantial uncertainties on the interpretation and implementation of current and future PRC laws and regulations, including those applicable to live streaming industries and our business. This section sets forth a summary of the most significant laws and regulations that are applicable to our current business activities in China and that affect the dividends payment to our shareholders.

Regulation on Telecommunications Services

In September 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, as amended on July 29, 2014 and February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities in China. According to the Catalog of Telecommunications Business (2015 Amendment) implemented on March 1, 2016, internet information services are a type of value-added telecommunications services. The Telecommunications Regulations require operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from the Ministry of Industry and Information Technology, or the MIIT, or its provincial branches prior to the commencement of such services. Currently, through Guangzhou Huya, our PRC consolidated affiliated entity, we hold an ICP license, a sub-category of the value-added telecommunications business operation license, covering provisions of internet and mobile network information services, issued by the Guangdong branch of the MIIT on May 27, 2017.

Regulations Relating to Foreign Ownership Restrictions

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended on September 10, 2008 and February 6, 2016, regulate foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that foreign investors are prohibited from holding more than 50% of equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including, among others, provision of internet content. In addition, foreign investors are required to have sufficient experience of operating value-added telecommunications business when applying for the MIIT’s value-added telecommunications business license.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which provides that (a) foreign investors can only operate telecommunications business in China through telecommunications enterprises with valid telecommunications business operation license; (b) domestic licensees may not rent, transfer or sell telecommunications business licenses to foreign investors in any form or provide any foreign investors with resources, venues or facilities to promote unlicensed operations of telecommunications businesses in China; (c) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks that are used in their daily operations; (d) each value-added telecommunications service provider must have necessary facilities for its approved business operations and maintain such facilities in the geographic regions specified in its license; and (e) all value-added telecommunications service providers should improve their network and information security, establish relevant information safety system and set up emergency plans to ensure network and information safety. Provincial communications administration bureaus, which serve as local authorities in charge of regulating telecommunications services, (a) shall require existing qualified value-added telecommunication service providers to conduct self-assessment on their compliance with the MIIT Circular 2006 and report to the MIIT before November 1, 2006; (b) may revoke the business license for telecommunications business that does not meet the above requirements or fail to correct within specified time limit. However, due to the lack of additional interpretation from PRC regulatory authorities, it remains unclear as to what impact MIIT Circular 2006 may have on us or other PRC internet companies with similar corporate and contractual structures.

On June 28, 2018, the MOFCOM and the National Development and Reform Commission, or NDRC, issued the Special Management Measures (Negative List) for the Access of Foreign Investment (2018), or the Negative List 2018, with effect from July 28, 2018. Pursuant to the Negative List 2018 that reaffirmed the previous regulations on foreign investment in the telecommunications industry, the foreign stake in a value-added service may not exceed 50%, and the Chinese party shall have controlling interest in basic telecommunications.

To comply with such foreign ownership restrictions, we operate our live streaming platform in China through Guangzhou Huya, our variable interest entity, which is owned by Guangzhou Huaduo and Guangzhou Qinlv. The shareholders of Guangzhou Huaduo are Mr. David Xueling Li, our chairman, and Beijing Tuda Science and Technology Co., Ltd, a variable interest entity of YY. The sole shareholder of Guangzhou Qinlv is Mr. Rongjie Dong, our chief executive officer and director. We gained control and became the sole beneficiary of Guangzhou Huya through a series of contractual arrangements between Huya Technology, Guangzhou Huya and Guangzhou Huya’s shareholders. Moreover, Guangzhou Huya is the registered holder of domain names, trademarks and facilities necessary for our daily operations, which we believe is in compliance with the MIIT Circular 2006. We are advised by our PRC legal counsel, Commerce & Finance Law Offices, that based on its understanding of the current PRC laws, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we are further advised by our PRC legal counsel that there are substantial uncertainties with respect to interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that PRC governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

Internet Information Services

The Administrative Measures on Internet Information Services, or the ICP Measures, issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate provision of internet information services in the PRC. According to the ICP Measures, internet information services refer to provision of information through internet to online subscribers, including commercial and non-commercial services. Pursuant to the ICP Measures, commercial internet information service providers shall obtain ICP licenses, from relevant PRC local authorities before engaging in commercial internet information services in China. In addition, according to relevant PRC laws, administrative regulations or rules, providers of internet information services in respect of news, publishing, education, medical treatment, health, pharmaceuticals or medical apparatus shall obtain consent of the relevant PRC competent authority before applying for operating permit or carrying out record-filing procedures. Guangzhou Huya currently holds the ICP license on internet information services issued by the Guangdong branch of the MIIT on May 27, 2017.

Besides, the ICP Measures and other relevant measures also prohibit publication of any content that propagates, among others, obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties. If an internet information services provider detects that information transmitted on its system falls under the specified prohibition, such provider must immediately terminate the transmission and delete the information and report to the government authorities. Any provider’s violation of these prohibitions will lead to revocation of its ICP license and, in serious cases, shutdown of its internet systems.

Internet Publication and Cultural Products

On February 4, 2016, State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China, or the SAPPRFT, and the MIIT issued the Measures for Network Publication Service Administration, or Network Publication Measures, which took effect on March 10, 2016. The Network Publication Measures introduced an internet publishing license regime for internet publications. According to the Network Publication Measures, the term “online publications” includes games, animation, audio and video readings in literature, art, science and other fields. The operation of online games is deemed an internet publication activity; therefore, an online game operator must (i) obtain an internet publishing services license so that it can directly operate its online games to the public in the PRC, or (ii) publish its online games through a qualified press entity by entering into a corporation agreement.

As of the date of this annual report, we have not obtained an internet publishing license. As the date of this annual report, online games developed or operated by us have been published through third-party partners who have internet publishing licenses. Currently, we allow broadcasters to upload their recorded video clip on our platform. We also selectively record and edit live streaming gameplay of certain popular broadcasters and turn them into video clip highlights, which may be considered as the “internet publications.” Thus, we may be required to obtain an internet publishing license by the authorities.

Anti-fatigue Compliance System and Real-name Registration System

On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education, the Ministry of Public Security and the MIIT, jointly issued a circular requiring the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online game operators. Under the anti-fatigue compliance system, three hours or less of continuous game playing by minors, defined as game players under 18 years of age, is considered to be “healthy”, three to five hours is deemed “fatiguing”, and five hours or more is deemed “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if it discovers that the amount of a time a game player spends online has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online game players to register their real identity information before playing online games. Pursuant to a notice issued by the relevant eight government authorities on July 1, 2011, online game operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification as of October 1, 2011.

In addition, pursuant to the Provisions on the Administration of Online Live-streaming Services promulgated by Cyberspace Administration of China on November 4, 2016 and took effect on December 1, 2016, live streaming service providers should verify the identity of users on a live streaming platform with their information such as mobile phone number. Also, according to the Administrative Measures for Business Activities of Online Performances issued by Ministry of Culture on December 2, 2016 and took effect on January 1, 2017, live streaming service providers should require broadcasters on a live streaming platform to make real-name registration.

Moreover, in August 2018, pursuant to the Notice on Strengthen the Management of Live Streaming Service was jointly issued by the NOAPIP, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration, and the Cyberspace Administration of China, an internet live-streaming service provider shall fulfill ICP registration process at telecommunication authorities, and shall also apply to competent authorities for proper approvals and permits if its business involves any telecommunication service and internet news, online performances, visual or audio live broadcasts. The Notice further requires each live streaming service provider to implement real-name registration system for users, strengthen its management of internet broadcasters, establish blacklist system for internet broadcasters, integrate and enhance the monitoring and reviewing system for live broadcasting contents and the disposal measures for illegal and harmful contents.

For detailed analysis, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—Intensified government regulation of the internet industry in China could restrict our ability to maintain or increase the level of user traffic to our platforms as well as our ability to expand into other market opportunities.”

Virtual Currency

On January 25, 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications on the issuance and use of virtual currency. To curtail online games that involve online gambling while addressing concerns that virtual currency might be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in connection with winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. To comply with the relevant section of the circular that bans the conversion of virtual currency into real currency or property, in relation to online music and entertainment, our virtual currency currently can only be used by users to exchange into virtual items to be used to show support for performers or gain access to privileges and special features in the channels which are services in nature instead of “real currency or property.” Once the virtual currency is exchanged by users for virtual items or the relevant privileged services, the conversion transaction is completed and we immediately cancel the virtual item in our internal system.

In February 2007, fourteen PRC regulatory authorities jointly issued a circular to further strengthen the oversight of internet cafes and online games. In accordance with the circular, the People’s Bank of China, or PBOC, has the authority to regulate virtual currency, including: (a) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (b) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (c) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (d) banning the trading of virtual currency.

On June 4, 2009, the MOC and the MOFCOM jointly issued a notice to strengthen the administration of online game virtual currency. The Virtual Currency Notice requires businesses that (a) issue online game virtual currency (in the form of prepaid cards and/or pre-payment or prepaid card points), or (b) offer online game virtual currency transaction services to apply for approval from the MOC through its provincial branches within three months after the issuance of the notice. The Virtual Currency Notice businesses that issue virtual currency for online games are prohibited from offering services that can trade virtual currency. Any company that fails to file the necessary application will be subject to sanctions, including but not limited to mandatory corrective actions and fines.

Under the Virtual Currency Notice, online games virtual currency trading service provider refers to the business that provides platform services related to trading virtual game of online games among game users. The Virtual Currency Notice further requires an online game virtual currency transaction service provider to comply with relevant e-commerce regulations issued by the MOFCOM. According to the Guiding Opinions on Online Trading (Interim) issued by the MOFCOM on March 6, 2007, online platform services are trading services provided to online buyers and sellers through a computer information system operated by the service provider.

The Virtual Currency Notice regulates, among others, the amount of virtual currency a business can issue, the retention period of user records, the function of virtual currency and the return of unused virtual currency upon the termination of online services. Online game operators are prohibited from distributing virtual items or virtual currencies to players through random selection methods such as betting or lottery, and the player directly pays cash or virtual currency. Game operators are prohibited from issuing virtual currency to game players in any way other than legal tender purchases. Any business that provides online game virtual currency transaction services is required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players.

In addition, the Online Game Measures promulgated in June 2010, as amended in December 2017, further provide that (i) virtual currency may only be used to purchase services and products provided by the online service provider that issues the currency; (ii) the purpose of issuing virtual currency shall not be malicious appropriation of the user’s advance payment; (iii) the storage period of online gamers’ purchase record shall not be shorter than 180 days; (iv) the types, price and total amount of virtual currency shall be filed with the cultural administration department at the provincial level. The Online Game Measures stipulate that virtual currency service providers may not provide virtual currency transaction services to minors or for online games that fail to obtain the necessary approval or filings, and that such providers should keep transaction records, accounting records and other relevant information for its users for at least 180 days. On December 1, 2016, MOC released the Notice on Regulating Online Game Operation and Strengthening Concurrent and Ex-Post Supervision, to be implemented from May 2017, restate and introduce a series of regulatory requirements governing the online game operation, including clarifications on online game operation and operators, virtual items rules, random-event rules, user protection measures, and reiteration of MOC’s approval and filing requirements.

Guangzhou Huya holds a valid Internet Culture Operation License covering the issuance of virtual currency. We issue different virtual currencies and prepaid tokens to users on our platforms for them to purchase various virtual items to be used in live streaming and in online game, however, our service does not constitute virtual currency transaction services because users may not transfer or trade virtual currency among themselves. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.”

Online Music and Entertainment

On November 20, 2006, the MOC issued Several Suggestions of the MOC on the Development and Administration of Internet Music, or the Suggestions, which became effective on the same date. The Suggestions, among other things, reiterate the requirement for an internet service provider to obtain an Internet Culture Operation License to carry out any business relating to internet music products. In addition, foreign investors are prohibited from operating internet culture businesses. However, the laws and regulations on internet music products are still evolving, and there have not been any provisions clarifying whether music products will be regulated by the Suggestions or how such regulation would be carried out.

On October 23, 2015, the MOC promulgated the Notice on Further Strengthening and Improving the Content Management of Online Music, which stipulated that operating entities shall carry out self-examination in respect of the content management of online music, which shall be regulated by the cultural administration departments in process or afterwards.

Guangzhou Huya holds a valid Internet Culture Operation License which allows us to carry out internet music business. Some performers on our platforms may perform along with recorded music. If any music provided through our platforms is found to lack necessary filings and/or approvals or infringe the copyright of third parties, we could be requested to cease providing such music or be subject to claims from third parties or penalties from the MOC or its local branches. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.”

Moreover, the unauthorized posting of online music on our platforms by third parties may expose us to the risk of administrative penalties and intellectual property infringement lawsuits. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our websites and apps or seeking license arrangements which may not be available on commercially reasonable terms” and “—Intellectual Property Rights—Copyright Law.”

In 2011, the MOC greatly intensified its regulation of the provision of online music products. According to the series of Notices on Clearing Online Music Products That Are in Violation of Relevant Regulations promulgated by the MOC since January 7, 2011, entities that provide any of the following will be subject to relevant penalties or sanctions imposed by the MOC: (a) online music products or relevant services without obtaining corresponding qualifications, (b) imported online music products that have not passed the content review of the MOC or (c) domestically developed online music products that have not been filed with the MOC. Thus far, we believe that we have eliminated from our platforms any online music products that may fall into the scope of those prohibited online music products thereunder.

On April 25, 2016, the SAPPRFT promulgated and implemented the Provisions on the Management of Private Networks and Directed Streaming Audiovisual Programs and Services. According to this regulation, any entity or person engaging in the provision of content, integrated broadcast control, transmission and distribution of private networks and directional transmission of audio-visual program services shall obtain the “Permit for the Transmission of Audio-visual Programs through Information Networks.”

According to the Provisions on the Administration of Internet Audio-visual Program Services promulgated by the SARFT on December 20, 2007 and effective from January 31, 2008 and amended on August 28, 2015, the internet audio-visual program services refer to produce, edit, integrate and provide audio-visual programs to the public via the internet, as well as provide services for uploading and distributing audiovisual programs to others. Any entity or person engaging in internet audiovisual program services shall obtain the License for Disseminating Audiovisual Programs on Information Networks issued by the radio, film and television authorities in accordance with the Provisions on the Administration of Internet Audiovisual Program Services.

According to the SAPPRFT on September 2, 2016, the Circular on Issues Concerning the Management of Direct Streaming Services for Audio-visual Programs on the Internet was released which prescribed that any streaming services that stream any major political, military, economic, social, cultural and sports activities or broadcast live social activities such as cultural events and sporting events should obtain an audio-visual program license. The audio-visual programs live streaming channels operated for live webcast platform (live room) shall not be used to run news, variety, sports, interviews, comments and other audio-visual programs. However, it did not specify that live streaming of matters other than those indicated above will require a license for disseminating audiovisual programs through information networks.

Moreover, on November 4, 2016, the State Internet Information Office promulgated the Internet Streaming Services Regulations, which implemented on December 1, 2016. The Regulations also require that, online performances and online audio-visual programs provided through internet streaming, when involving the above mentioned matters, should obtain a license according to the laws and regulations related to the qualifications.

According to the Administrative Measures for Business Activities of Online Performances, or the Measures, issued by Ministry of Culture on December 2, 2016 and took effect on January 1, 2017, the business activities of transmitting the contents of online game skills presented or narrated via information networks in real time such as internet, mobile communication networks and mobile internet or uploading such contents for communication in the audio-visual form shall be administered by the Measures, and online performance shall not use any online game product without content examination and approval number or filing number issued by competent administrative cultural authorities to present or narrate online game skills. If an online performance business entity is found to be providing performance contents in violation of Article 6 of the Measures, including the presentation or narration of online games without relevant content approval number or filing number issued by competent administrative cultural authorities, it shall be ordered to suspend such online performance, have its illegal proceeds confiscated, and be imposed upon a fine of between RMB10,000 and RMB30,000. In cases of serious offence, online platforms could be ordered to cease their business for rectification or even have their Internet Culture Business Permit revoked.

The MOC promulgated the Provisional Measures on Administration of Internet Culture in 2011, as most recently amended in December 15, 2017, and further issued the Notice on Issues Relating to Implementing the Provisional Measures on Administration of Internet Culture in the same year, which apply to entities that engage in activities related to “online cultural products.” “Online cultural products” are classified as cultural products developed, published and disseminated via internet which mainly include: (i) online cultural products particularly developed for publishing via internet, such as, among other things, online music and video files, network games and online animation features and cartoons (including flash animation); and (ii) online cultural products converted from audio and visual products, games, performing arts, artworks and animation features and cartoons, and published via internet. Pursuant to these legislations, entities are required to obtain the Online Culture Operating Permits from the applicable provincial level counterpart of the MOC if they intend to commercially engage in any of the following types of activities: production, duplication, import, release or broadcasting of online cultural products; publishing of online cultural products on the internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or gaming consoles for the purpose of browsing, reading, reviewing, using or downloading such products by online users; or exhibitions or contests related to online cultural products.

Regulations Related to Commercial Performances

The Administrative Regulations on Commercial Performances (Revised in 2016) was promulgated by the State Council and put into effect on February 6, 2016. According to the administrative regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and file an application with the culture administrative department of the people’s government at the county level for approval. To legally engage in commercial performances, a performance brokerage agency shall have three or more full-time performance brokers and funds for the relevant business, and file an application with the culture administrative department of the people’s government of a province, autonomous region or municipality directly under central government. The culture administrative department shall make a decision within 20 days from the receipt of the application whether to approve the application, and upon approval, will issue a performance permit. Anyone or any entity engaging in commercial performance activities without approval may be imposed a penalty, in addition to being ordered to cease its actions. Such penalty may include confiscation of his or its performance equipment and illegal proceeds, and a fine of 8 to 10 times of the illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine of RMB 50,000 to RMB100,000 will be imposed.

Currently, Guangzhou Huya holds a valid Commercial Performance License issued by the Guangzhou Bureau of Culture, Radio, Television and Press Panyu District Branch.

Online Transmission of Audio-Visual Programs

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the MOC, the SARFT, the GAPP, the CSRC and the MOFCOM, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. Under these provisions, non-state owned capital and foreign investors are prohibited from engaging in the business of distributing audiovisual programs through information networks.

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the SARFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which took effect on January 31, 2008 and subsequently amended on August 28, 2015. Providers of internet audio-visual program services are required to obtain the Audio-Visual License issued by SARFT, or complete certain registration procedures with SARFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SARFT.

On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which further set out detailed provisions concerning the application and approval process regarding the Audio-Visual License. The notice also stipulates that internet audio-visual program services providers engaging in such services prior to the promulgation of the Audio-Visual Program Provisions are able to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 31, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audiovisual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 17, 2010, the SARFT issued the Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, as amended on March 10, 2017, which classified internet audio-visual program services into four categories. In addition, the Notice concerning Strengthening the Administration of the Streaming Service of Online Audio-Visual Programs promulgated by the SAPPRFT on September 2, 2016 emphasizes that, unless a specific license is granted, audio-visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events.

The Audio-Visual Provisions was promulgated by the SAPPRFT on April 25, 2016 and put into effect on June 1, 2016. The Audio-Visual Provisions apply to the radio and TV program and other audio-visual program services with targeted audience through the targeted transmission channels, such as local area network, virtual private network, internet and other information networks, and with TV and handheld electronic equipment as terminal recipients. According to the Audio-Visual Provisions, to engage in the transmission and distribution of audio-visual programs, the Audio-Visual License is required. Foreign-invested enterprises shall not engage in such business.

In addition, the State Internet Information Office promulgated the Administrative Provisions on Internet Live-Streaming Services, or Internet Live-Streaming Services Provisions, on November 4, 2016, which came into effect on December 1, 2016. According to the Internet Live-Streaming Services Provisions, an internet live-streaming service provider shall (a) establish a live-streaming content review platform; (b) conduct authentication registration of internet live-streaming issuers based on their identity certificates, business licenses and organization code certificates; and (c) enter into a service agreement with internet live-streaming services user to specify both parties’ rights and obligations.

According to the Guangdong Province Letter for purpose of investigating live streaming businesses, only live streaming services on either (i) major political, military, economics, social, cultural, sports activities or reality event streaming or (ii) activities such as general social group cultural activities or sports events are required to apply for an Audio-Visual License. The Guangdong Province Letter further stated that live streaming of online shows, online games and online drama performances do not require an Audio-Visual License. We are also advised by Commerce & Finance Law Office, our PRC legal counsel, that the Audio-Visual License is not required for our live streaming business as of the date of this annual report. As to our video clip services on our platform, although we currently hold an Audio-Visual License, due to the interpretation and implementation of existing and future laws and regulations, this may not be sufficient to meet regulatory requirements. For detailed analysis, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.”

In March 2018, the SAPPRFT issued the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Programs, which requires that, among others, audio-visual platforms shall: (i) not produce or transmit programs intended to parody or denigrate classic works, (ii) not re-edit, re-dub, re-caption or otherwise ridicule classic works, radio and television programs, or original internet audio-visual programs without authorization, (iii) not transmit re-edited programs which unfairly distort the original content, (iv) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content, (v) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions, (vi) strengthen the administration of movie trailers and prevent improper broadcasting of movie clips and trailers prior to authorized release, and (vii) strengthen the administration of sponsorship and endorsement for internet audio-visual programs. Pursuant to this notice, the provincial branches of SAPPRFT shall have the authority to supervise radio and television stations and websites that offer audio-visual programs within its jurisdiction and require them to further improve their content management systems and implement relevant management requirements.

Production of Radio and Television Programs

On July 19, 2004, the SARFT issued the Regulations on the Administration of Production of Radio and Television Programs, or the Radio and TV Programs Regulations, which took effect on August 20, 2004 and amended on August 28, 2015 and October, 2018. The Radio and TV Programs Regulations require any entities engaging in the production of radio and television programs to obtain a license for such businesses from the SARFT or its provincial branches. Entities with the License for Production and Operation of Radio and TV Programs must conduct their business operations strictly in compliance with the approved scope of production and operations and these entities (except radio and TV stations) must not produce radio and TV programs regarding current political news or similar subjects.

Guangzhou Huya holds an effective License for Production and Operation of Radio and TV Programs, covering the production, reproduction and publication of TV dramas, cartoons (excluding production), special subjects, special columns (excluding current political news category) and entertainment programs.

Regulation on Foreign Investment

On March 15, 2019, the Second Session of the 13th National People’s Congress adopted the Foreign Investment Law of the People’s Republic of China, which will come into effect as of January 1, 2020. Upon its enactment, the PRC Foreign Investment Law will replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

Unlike its first draft which was published in 2015, the approved Foreign Investment Law did not specifically expand the definition of foreign investment to include entities established through the VIE structure, which has been adopted by many PRC-based companies, including us to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Under the Foreign Investment Law, there are not enough certainties that VIEs controlled via contractual arrangement would be deemed as FIEs, if they are ultimately “controlled” by foreign investors.

The Foreign Investment Law may materially impact our corporate governance practice and increase our compliance costs. For instance, the Foreign Investment Law establishes a foreign investment information reporting system. Foreign investors or foreign-funded enterprises shall submit the investment information to competent departments for commerce through the enterprise registration system and the enterprise credit information publicity system. The contents and scope of foreign investment information to be reported shall be determined under the principle of necessity. Where any company found to be non-compliant with these information reporting obligations, competent department for commerce shall order it to make corrections within a prescribed time limit; if such corrections are not made in time, a penalty of not less than RMB100,000 yet not more than RMB500,000 shall be imposed. Aside from report of foreign investment information, the Foreign Investment Law shall also establish a safety review system for foreign investment, under which the safety review shall be conducted for any foreign investment affecting or having the possibility to affect national security. The decision made upon the safety review in accordance with the law shall be final.

Regulation on Advertising Business and Conditions on Foreign Investment

The SAIC is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business primarily include: (i) Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and amended on April 24, 2015 and October 26, 2018; (ii) Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective on December 1, 1987. According to the above regulations, companies that engage in advertising activities must obtain, from the SAIC or its local branches, a business license which specifically includes operating an advertising business in its business scope. Enterprises engaged in the advertising business with such advertising business in its business scope do not need to apply for an advertising operation license, but such enterprise cannot be a radio station, a television station, a newspaper and magazine publishing house or other any other entity otherwise specified in the relevant laws or administrative regulations. Enterprises engaged in advertising without permission may be fined, confiscated advertising revenue, or stopped advertising. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations.

PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to confirm that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAIC or its local branches may revoke such offenders’ licenses or permits for their advertising business operations.

On July 4, 2016, the SAIC issued the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, which became effective on September 1, 2016. According to the Internet Advertising Measures, Internet Advertising refers to the commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or others means through websites, webpages, internet apps, or other internet media. The Internet Advertising Measures specifically sets out the following requirements: (a) advertisements must be identifiable and marked with the word “advertisement” enabling consumers to distinguish them from non-advertisement information; (b) sponsored search results must be clearly distinguished from organic search results; (c) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; and (d) internet information service providers that do not participate in the operation of internet advertisements should stop publishing illegal advertisements if they know or should know that the advertisements are illegal.

Intellectual Property Rights

Software Registration

The State Council and the NCA have promulgated various rules and regulations relating to protection of software in China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the Copyright Protection Center of China or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.

Patents

The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

According to the PRC Patent Law, if the Patent Office finds the application of an invention conforms to the legal requirements after its preliminary examination of such application documents, it shall publish the application promptly within 18 full months after the filing date. According to the Guidelines of Patent Examination that took effect on July 1, 2006, as amended in 2010, 2013, 2014 and 2017, the examination of patent shall include the preliminary examination, the substantive examination, examination of international applications entering the national phase and review. However, the above-mentioned regulations do not explicitly state how long it takes for a patent application to be approved or denied. In practice, it generally may take up to one year for the Patent Office to review and approve or deny applications of patents in the category of utility model or design and two to five years in the category of invention.

Copyright Law

The Copyright Law of the People’s Republic of China, promulgated in 1990 and amended in 2001 and 2010, or the Copyright Law, and its related implementation regulations, promulgated in 2002 and amended in 2013, are the principal laws and regulations governing the copyright related matters. The amended Copyright law covers internet activities, products disseminated over the internet and software products, among the subjects entitled to copyright protections. Registration of copyright is voluntary, and it is administrated by the China Copyright Protection Center.

To further clarify some key internet copyright issues, on December 17, 2012, the PRC Supreme People’s Court promulgated the Regulation on Several Issues Concerning Applicable Laws on Trial of Civil Disputes over the Infringement of Information Network Transmission Right, or the 2013 Regulation. The 2013 Regulation took effect on January 1, 2013, and replaced the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright that was initially adopted in 2000 and subsequently amended in 2004 and 2006. Under the 2013 Regulation, where an internet information service provider work in cooperation with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, such behavior will constitute joint infringement of third parties’ information network transmission right, and the PRC court shall order such internet information service provider to assume join liability for such infringement.

To address the problem of copyright infringement related to content posted or transmitted on the internet, the PRC National Copyright Administration and MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. These measures, which became effective on May 30, 2005, apply to acts of automatically providing services such as uploading, storing, linking or searching works, audio or video products, or other contents through the internet based on the instructions of internet users who publish contents on the internet, or the Internet Content Providers, without editing, amending or selecting any stored or transmitted content. When imposing administrative penalties upon the act which infringes upon any users’ right of communication through information networks, the Measures for Imposing Copyright Administrative Penalties, promulgated in 2009, shall be applied.

Where a copyright holder finds that certain internet content infringes upon its copyright and sends a notice to the relevant internet information service operator, the relevant internet information service operator is required to (i) immediately take measures to remove the relevant contents, and (ii) retain all infringement notices for six months and to record the content, display time and IP addresses or the domain names related to the infringement for 60 days. If the content is removed by an internet information service operator according to the notice of a copyright holder, the content provider may deliver a counter-notice to both the internet information service operator and the copyright holder, stating that the removed content does not infringe upon the copyright of other parties. After the delivery of such counter-notice, the internet information service operator may immediately reinstate the removed contents and shall not bear administrative legal liability for such reinstatement.

An internet information service operator may be subject to cease-and-desist orders and other administrative penalties such as confiscation of illegal income and fines, if it is clearly aware of a copyright infringement through the internet or, although not aware of such infringement, it fails to take measures to remove relevant content upon receipt of the copyright owner’s notice of infringement and, as a result, damages public interests.

Where there is no evidence to indicate that an internet information service operator is clearly aware of the existence of copyright infringement, or the internet information service operator has taken measures to remove relevant contents upon receipt of the copyright owner’s notice, the internet information service provider shall not bear the relevant administrative legal liabilities.

We have adopted measures to mitigate copyright infringement risks. But we could still face copyright infringement claims with respect to copyrighted content being streamed live, recorded or made accessible, or songs performed live, recorded or made accessible on our platform. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our websites and apps or seeking license arrangements which may not be available on commercially reasonable terms.”

Domain Name

In September 2002, the CNNIC issued the Implementation Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which became effective on May 29, 2012. On August 24, 2017, the MIIT promulgated Measures for the Administration of Internet Domain Names, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” On September 1, 2014, the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementation rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. On November 27, 2017, the Ministry of Industry & Information Technology issued the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services which has come into force on January 1, 2018. Internet access service providers shall verify the real identity information about the domain name registrant through the Recordation System and shall verify the status of domain names used by Internet information service providers through the Recordation System on a regular basis.

Trademark

The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001 and 2013, with its implementation rules adopted in 2014, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks, which may be extended for another ten years upon request. Trademark license agreements must be filed with the Trademark Office for record.

Internet Infringement

On December 26, 2009, the Standing Committee of National People’s Congress promulgated the Tort Law of the People’s Republic of China, or the Tort Law, which became effective on July 1, 2010. Under the Tort Law, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act.

Regulation of Internet Content and Information Security

The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. The PRC government has promulgated measures relating to internet content through a number of governmental agencies, including the MIIT, the MOC and the GAPP. These measures specifically prohibit internet activities, that result in the publication of any content which is found to contain, among others, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise state security or secrets. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offensive content immediately, keep a record of it and report it to the relevant authorities.

On January 13, 2006, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006. The Internet Protection Measures requires all internet information services operators to take proper measures including anti-virus, data back-up and other related measures, and keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations.

The National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and subsequently amended on August 27, 2009, that may subject any persons to criminal liabilities in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content.

In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with Internationally Connections (2011 amendment), which prohibit using the internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and relevant local security bureaus may also have jurisdiction. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

On December 28, 2012, the Standing Committee of the National People’s Congress reiterated relevant rules on the protection of internet information by issuing the Decision on Strengthening the Protection of Network Information, or the 2012 Decision. The 2012 Decision distinctly clarified certain relevant obligations of the internet information service provider. Once it discovers any transmission or disclosure of information prohibited by the relevant laws and regulations, the internet information service provider shall stop transmission of such information, take measures such as elimination, keeping relevant record, and reporting to relevant authorities. To comply with the above laws and regulations, we have established an internet information security system to implement measures on information filtering. We have four levels of content management and review procedures including automated our AI backed screening technology and system, our manual content screening team, our frequently updated blacklists and our responsive abuse reporting mechanism.

Privacy Protection

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology in 2011, an ICP service operator may not collect any user personal information or provide such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose for the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. PRC laws and regulations prohibit internet content providers from disclosing any information transmitted by users through their networks to any third parties without their authorization unless otherwise permitted by law. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. If an internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the internet content provider may be liable for damages caused to its users.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign currency exchange

The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the FEA Regulations. Certain organizations in the PRC, including foreign invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, approval of the PRC State Administration of Foreign Exchange, or SAFE, is required for capital account transactions.

On August 29, 2008, SAFE issued Circular 142 to regulate the conversion of foreign currency into Renminbi by a foreign-invested enterprise by restricting the ways in which the converted Renminbi may be used. Circular 142 requires that the registered capital of a foreign invested enterprise converted into Renminbi from foreign currencies may only be utilized for purposes within its business scope. Meanwhile, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not in any case be repayment of Renminbi loans if the proceeds of such loans have not been used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC.

Since SAFE Circular 142 has been in place for more than five years, in 2014, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014, or SAFE Circular 36. SAFE Circular 36 suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the scope of business, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015, and replaced SAFE Circular 142 and SAFE Circular 36. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may also choose to convert its registered capital from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within PRC, which will be regarded as the reinvestment of foreign-invested enterprise.

Dividend distribution

The Foreign Investment Enterprise Law, promulgated in 1986 and amended in 2000 and 2016, and the Administrative Rules under the Foreign Investment Enterprise Law, promulgated in 2001 and 2014, are the key regulations governing distribution of dividends of foreign-invested enterprises.

According to these regulations, a wholly foreign-owned enterprise in China, or a WFOE, may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a WFOE is required to allocate at least 10% of its accumulated profits each year, if any, to statutory reserve funds unless its reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. The proportional ratio for withdrawal of rewards and welfare funds for employees shall be determined at the discretion of the WFOE. Profits of a WFOE shall not be distributed before the losses thereof before the previous accounting years have been made up. Any undistributed profit for the previous accounting years may be distributed together with the distributable profit for the current accounting year.

Circular 37. Pursuant to SAFE’s Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued and effective on July 4, 2014, and its appendixes, PRC residents, including PRC institutions and individuals, must register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, including but not limited to increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event.

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. And, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion, including (i) of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive, and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. Our PRC resident shareholders, Mr. David Xueling Li and Rongjie Dong, had completed their SAFE registration and updated their change of shareholding with the local SAFE branch in relation to their investment in our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

Stock option rules

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches. We and our PRC citizen employees who have been granted share options, or PRC optionees, are subject to the Stock Option Rules. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and our PRC optionees may be subject to fines and other legal sanctions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulation on Tax

PRC enterprise income tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council promulgated the implementation rules to the New EIT Law, which also became effective on January 1, 2008.

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 regarding the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and (iv) 50% or more of voting board members or senior executives habitually reside in the PRC.

In addition, the SAT Bulletin 45, which was amended in June 2015, June 2016 and June 2018, provides clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of PRC resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain PRC-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

On February 3, 2015, the SAT Circular 7 superseded existing provisions in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. According to the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source that took effect in December 2017, Circular 698 has been abolished. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. According to SAT Circular 7, “PRC taxable properties” include assets of a PRC establishment or place of business, real properties in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining if there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable properties have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable properties; and the tax situation of such indirect transfer outside China, and its applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to PRC real properties or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Currently, neither SAT Circular 698 nor SAT Circular 7 applies to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We do not meet all of the conditions above; therefore, we believe that we should not be treated as a “resident enterprise” for PRC tax purposes even if the standards for “de facto management body” prescribed in the SAT Circular 82 are applicable to us. For example, our minutes and files of the resolutions of our board of directors and the resolutions of our shareholders are maintained outside the PRC. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Value added tax

On January 1, 2012, the State Administration of Taxation officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. The Pilot Program initially applied only to transportation industry and modern service industries, Pilot Industries, in Shanghai in 2011 and expanded to eight trial regions (including Beijing and Guangdong province) and nationwide progressively from August to December 2012. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services”, are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. Going forward, in Guangdong province, we will pay the pilot VAT instead of business taxes for our live streaming services, advertising activities, and for any other parts of our business that are deemed by the competent state tax authorities to be in the scope of the Pilot Industries.

On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on Including the Railway Transportation and Postal Industries in the Pilot Program of Replacing Business Tax with Value-Added Tax, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular is expanded to cover research and development and technical services, cultural and creative services, and radio, film and television services. In addition, according to the Notice on Including the Telecommunications Industry in the Pilot Program of Levying Value-added Tax in Lieu of Business Tax, which became effective on June 1, 2014, the scope of certain modern services industries under the Pilot Collection Circular is further expanded to cover the telecommunications industry. On March 23, 2016, the MOF and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax in all regions and industries. All of our entities were subject to VAT at the rate of 6% for services provided and 16% for goods sold as of December 31, 2018.

Cultural development fee

According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a cultural development fee at the rate of 3% on the revenues (a) which are generated from providing advertising services and (b) which are also subject to VAT after the VAT reform program.

Labor laws and social insurance

The principle laws that govern employment include: (i) Labor Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective since January 1, 1995 and amended on August 27, 2009 and December 29, 2018; and (ii) Labor Contract Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and amended on December 28, 2012.

According to the Labor Law and Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly comply with state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise.

In addition, an employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract. And Employers in China are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Administration of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

We have caused all of our full-time employees to enter into written labor contracts with us and have provided and currently provide our employees with the proper welfare and employment benefits.

New M&A regulations and overseas listings

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006, and amended on June 22, 2009. The New M&A Rule requires offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the Chinese Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas.

The application of the M&A Rules remains unclear. We are advised by our PRC legal counsel, Commerce & Finance Law Offices, that based on its understanding on the current PRC laws, rules and regulations, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the NYSE. For detailed analysis, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

C.	Organizational Structure

The following diagram summarizes our corporate structure chart, including our subsidiaries, our variable interest entity and its subsidiaries, as of the date of this annual report:

Note

(1)

The shareholders of Guangzhou Huya are Guangzhou Huaduo and Guangzhou Qinlv Investment Consulting Co., Ltd., or Guangzhou Qinlv, holding 99.01% and 0.99% of Guangzhou Huya’s equity interest, respectively. The shareholders of Guangzhou Huaduo are Mr. David Xueling Li, our chairman, and Beijing Tuda Science and Technology Co., Ltd, or Beijing Tuda, a variable interest entity of YY. The sole shareholder of Guangzhou Qinlv is Mr. Rongjie Dong, our chief executive officer and director.

Contractual Arrangements with Guangzhou Huya

PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information, value-added telecommunications services. We are a Cayman Islands company and our PRC subsidiary is considered a foreign-invested enterprise. We believe the live streaming services offered through our platform constitute a type of value-added telecommunication services that foreign ownership and investment are restricted; and therefore we should operate our platform through contractual arrangements with a variable interest entity and its shareholders to ensure compliance with the relevant PRC laws and regulations. We have entered into a series of contractual arrangements, through Huya Technology, with Guangzhou Huya and the shareholders of Guangzhou Huya to obtain effective control over Guangzhou Huya and its subsidiaries, through which we operate our live streaming business.

We currently conduct our business through Guangzhou Huya and its subsidiaries based on these contractual arrangements, which allow us to:

•	exercise effective control over Guangzhou Huya and its subsidiaries;

•	receive substantially all of the economic benefits of Guangzhou Huya and its subsidiaries; and

•	have an exclusive option to purchase all or part of the equity interests in Guangzhou Huya when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Guangzhou Huya, and we treat Guangzhou Huya as our variable interest entity under U.S. GAAP. We have consolidated the financial results of Guangzhou Huya and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Huya Technology, our variable interest entity, Guangzhou Huya, and the shareholders of Guangzhou Huya.

Agreements that provide us with effective control over Guangzhou Huya

Shareholder Voting Rights Proxy Agreement. On July 10, 2017, Huya Technology, Guangzhou Huya, and the shareholders of Guangzhou Huya entered into a voting rights proxy agreement. Under the voting rights proxy agreement, each of the shareholders of Guangzhou Huya irrevocably executed a power of attorney and appointed Huya Technology as its attorney-in-fact to exercise such shareholders’ rights in Guangzhou Huya, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huya requiring shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huya and rights to information relating to all business aspects of Guangzhou Huya. The term of this agreement is ten years from the execution date of this agreement and will be automatically extended for one more year indefinitely. Huya Technology has sole discretion to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya.

Equity Interest Pledge Agreement. On July 10, 2017, Huya Technology, Guangzhou Huya and the shareholders of Guangzhou Huya entered into an equity interest pledge agreement. Pursuant to the equity interest pledge agreement, the shareholders of Guangzhou Huya have pledged all of their equity interests in Guangzhou Huya to Huya Technology to guarantee the performance by Guangzhou Huya and its shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement and voting rights proxy agreement. If Guangzhou Huya or its shareholders breach their contractual obligations under those agreements, Huya Technology, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. This pledge will become effective on the date the pledged equity interests are registered with the competent administration for industry and commerce and will remain effective until the pledgors are no longer the shareholders of Guangzhou Huya. We registered the pledged equity interests with the competent administration for industry and commerce on August 25, 2017.

Agreement that allows us to receive economic benefits from Guangzhou Huya

Exclusive Business Cooperation Agreement. On July 10, 2017, Huya Technology, Guangzhou Huya, and the shareholders of Guangzhou Huya entered into an exclusive business cooperation agreement. Under the exclusive business cooperation agreement, Huya Technology has the exclusive right to provide to Guangzhou Huya technology support, business support and consulting services related to Guangzhou Huya’s business, the scope of which is to be determined by Huya Technology from time to time. Huya Technology owns the exclusive intellectual property rights created as a result of the performance of this agreement. The timing and amount of the service fee payments shall be determined at the sole discretion of Huya Technology. The term of this agreement is ten years from the execution date of this agreement and will be automatically extended for another ten years, unless otherwise agreed upon by Huya Technology and Guangzhou Huya.

Agreement that provide us with the option to purchase the equity interests in Guangzhou Huya

Exclusive Option Agreement. On July 10, 2017, Huya Technology, Guangzhou Huya, and the shareholders of Guangzhou Huya entered into an exclusive option agreement. Under the exclusive option agreement, each of the shareholders irrevocably granted Huya Technology or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Guangzhou Huya. Huya Technology or its designated representatives have sole discretion as to when to exercise such options, either in part or in full. Without Huya Technology’s prior written consent, Guangzhou Huya’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou Huya. The term of this agreement is ten years and may be extended at Huya Technology’s sole discretion.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

•	the ownership structures of Huya Technology and Guangzhou Huya are in compliance with PRC laws or regulations currently in effect; and

•

the contractual arrangements among Huya Technology, Guangzhou Huya and the shareholders of Guangzhou Huya governed by PRC law, are valid, binding and enforceable under PRC law, and do not and will not result in any violation of applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. If the PRC government finds that the agreements that establish the structure for operating our live streaming business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services business, such as the internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of the internet industry and companies,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable and final content of a draft new PRC Foreign Investment Law and how it may impact the viability of our current corporate structure.”

D.	Property, Plants and Equipment

Our corporate headquarters is located in Guangzhou, China. As of the date of this annual report, we have leased office space with an aggregate area of 30,961 square meters, of which 24,539 square meters are in Guangzhou and the remainder in Zhuhai, Beijing and other cities within and outside China. We lease certain of our office premises from YY, our controlling shareholder, under operating lease agreements. Our physical servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate in meeting our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4.A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive loss for the years indicated, both in absolute amounts and as percentages of our total net revenues:

	For the year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Live streaming	791,978	99.4	2,069,536	94.7	4,442,845	646,185	95.3
Advertising and others	4,926	0.6	115,280	5.3	220,595	32,084	4.7

Total net revenues	796,904	100.0	2,184,816	100.0	4,663,440	678,269	100.0

Cost of revenues(1)	(1,094,644)	(137.4)	(1,929,864)	(88.3)	(3,933,647)	(572,125)	(84.4)

Gross (loss) profit	(297,740)	(37.4)	254,952	11.7	729,793	106,144	15.6

Operating expenses:
Research and development expenses(1)	(188,334)	(23.6)	(170,160)	(7.8)	(265,152)	(38,565)	(5.7)
Sales and marketing expenses(1)	(68,746)	(8.6)	(87,292)	(4.0)	(189,207)	(27,519)	(4.1)
General and administrative expenses(1)	(71,325)	(9.0)	(101,995)	(4.7)	(287,710)	(41,846)	(6.1)

Total operating expenses	(328,405)	(41.2)	(359,447)	(16.5)	(742,069)	(107,930)	(15.9)

Other income	—	—	9,629	0.5	38,938	5,663	0.8

Operating (loss) income	(626,145)	(78.6)	(94,866)	(4.3)	26,662	3,877	0.5

Interest and short-term investments income	518	0.1	14,049	0.6	156,549	22,769	3.4
Fair value loss on derivative liabilities	—	—	—	—	(2,285,223)	(332,372)	(49.0)
Foreign currency exchange gains, net	—	—	—	—	51	7	0.0

Loss before income tax benefits	(625,627)	(78.5)	(80,817)	(3.7)	(2,101,961)	(305,719)	(45.1)

Income tax benefits	—	—	—	—	50,943	7,409	1.1

Loss before share of (loss) income in equity method investments, net of income taxes	(625,627)	(78.5)	(80,817)	(3.7)	(2,051,018)	(298,310)	(44.0)

Share of (loss) income in equity method investments, net of income taxes	—	—	(151)	(0.0)	113,329	16,482	2.4

Net loss	(625,627)	(78.5)	(80,968)	(3.7)	(1,937,689)	(281,828)	(41.6)

Note:

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	5,677	2,877	10,472	1,523
Research and development expenses	19,538	9,174	30,643	4,457
Sales and marketing expenses	326	791	1,832	266
General and administrative expenses	26,557	27,266	183,748	26,725

Net revenues

On January 1, 2018, we adopted ASC 606, “Revenue from Contracts with Customers” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Based on our assessment, the adoption of ASC 606 did not have any material impact on our consolidated financial statements. Total net revenues increased by 174.2% from RMB796.9 million in 2016 to RMB2,184.8 million in 2017, and further increased by 113.4% to RMB4,663.4 million (US$678.3 million) in 2018.

Live streaming revenues. We generate revenues from our live streaming services through sale of virtual items. Users can access content on our platform free of charge, but are charged for purchases of virtual items. The virtual items sold by us include (i) consumable items, which can be gifted to the broadcasters or used in live streams to create special effects, (ii) time-based items, which provide paying users or receiving broadcasters with certain privileges and rights or special symbols over a period of time, and (iii) multiple virtual items sold in bundles. Revenues derived from consumable items are recognized immediately upon consumption, while revenues derived from time-based items are recognized over their usage period on a straight line basis. Based on our revenue-sharing arrangements with broadcasters, and in some cases, also their talent agencies, we share a percentage of the revenues generated from the sales of virtual items attributed to their live streams. We expect that our revenues from live streaming derived from the sales of virtual items will continue to increase as we capitalize on monetization opportunities.

Live streaming revenues increased by 114.7% from RMB2,069.5 million in 2017 to RMB4,442.8 million (US$646.2 million) in 2018, primarily attributable to the increase in spending per paying user and the increase in the number of paying users on our platform, which reached 10.5 million in 2018. The increase in spending per paying user was primarily driven by the enhancement of content attractiveness, improvement on user experience and increase in time spent on our platform by our users. The increase in the number of paying users was primarily driven by our mobile-focused strategy, diversification of content offerings on our platform, optimization of user experience, and continuous efforts in converting active users into paying users.

Live streaming revenues increased by 161.3% from RMB792.0 million in 2016 to RMB2,069.5 million in 2017, primarily attributable to an increase in the number of paying users on our platform from 3.7 million in 2016 to 8.1 million in 2017, to a lesser extent, an increase in the spending per paying user. The increase in the number of paying users was primarily driven by increased social activities and diversification of content offerings on our platform and our continuous efforts in converting active users into paying users. The increase in spending per paying user was primarily driven by the enhancement of content attractiveness, improvement on user experience and increase in time spent on our platform by our users.

Advertising and other revenues. We generate advertising revenues primarily from sales of various forms of advertising and promotion campaigns, including (i) display advertisements in various areas of our platform, (ii) native advertisements in cooperation with broadcasters, and (iii) game events advertising and campaigns. Advertisements on our platform are generally charged on the basis of duration. We enter into advertising contracts directly with advertisers or with third-party advertising agencies. We expect our advertising revenues to increase in the foreseeable future as we introduce new advertising and marketing solutions and attract more advertisers. We also generate a small portion of revenues from sales of in-game virtual items from certain mobile games that we developed and operated jointly with third-party distribution platforms.

Advertising and other revenues significantly increased by 91.4% from RMB115.3 million in 2017 to RMB220.6 million (US$32.1 million) in 2018, primarily attributable to our deepened cooperation with advertisers in the game industry, our continuous efforts to expand the advertising services business and monetize the traffic and streaming content with our business partners, as well as the further enhancement of our brand name following our initial public offering.

Advertising and other revenues significantly increased by 2,240.2% from RMB4.9 million in 2016 to RMB115.3 million in 2017 mainly because we began to offer advertising services in October 2016 and operate online games with third-party distribution platforms in January 2017.

Cost of revenues

The following table sets forth the principal components of our cost of revenues by absolute amount and as a percentage of our total cost of revenues for the years presented.

	For the year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Revenue sharing fees and content costs	583,906	53.3	1,394,832	72.3	3,060,836	445,180	77.8
Bandwidth costs	338,012	30.9	411,027	21.3	652,758	94,940	16.6
Salaries and welfare	62,321	5.7	52,372	2.7	101,939	14,826	2.6
Depreciation and amortization	67,776	6.2	32,562	1.7	26,697	3,883	0.7
Payment handling costs	7,684	0.7	14,071	0.7	22,780	3,313	0.6
Other taxes and surcharges	4,367	0.4	8,283	0.4	14,747	2,145	0.4
Share-based compensation	5,677	0.5	2,877	0.1	10,472	1,523	0.3
Others	24,901	2.3	13,840	0.8	43,418	6,315	1.0

Total cost of revenues	1,094,644	100.0	1,929,864	100.0	3,933,647	572,125	100.0

Revenue sharing fees and content costs. Revenue sharing fees and content costs consist primarily of payments to broadcasters and talent agencies in accordance with our revenue-sharing arrangements and content production costs.

Revenue sharing fees and content costs increased by 119.4% from RMB1,394.8 million in 2017 to RMB3,060.8 million (US$445.2 million) in 2018, primarily due to (i) an increase of 114.7% in sales of virtual items on our platform from RMB2,069.5 million in 2017 to RMB4,442.8 million (US$646.2 million) in 2018 and (ii) continued spending on e-sports content and content creators. Revenue sharing fees and content costs as a percentage of our total net revenues remained relatively stable at 63.8% in 2017 and 65.6% in 2018. We expect that our revenue sharing fees and content costs will continue to increase in absolute amount as we continue to expand our content offerings and enhance our user engagement.

Revenue sharing fees and content costs increased by 138.9% from RMB583.9 million in 2016 to RMB1,394.8 million in 2017, primarily due to (i) an increase of 161.3% in sales of virtual items on our platform from RMB792.0 million in 2016 to RMB2,069.5 million in 2017 and (ii) our continued investments in content such as e-sports tournaments. Revenue sharing fees and content costs as a percentage of our total net revenues decreased from 73.3% in 2016 to 63.8% in 2017, primarily because while our revenue sharing ratio remained relatively stable, our content costs, compared with our revenue growth, only increased by 47.5% from 2016 resulting from economies of scale.

Bandwidth costs. Bandwidth costs consist of fees and charges relating to bandwidth usage in our operations.

Bandwidth costs increased by 58.8% from RMB411.0 million in 2017 to RMB652.8 million (US$94.9 million) in 2018, primarily due to an increase in bandwidth usage as a result of increased average MAUs on our platform from 83.4 million in 2017 to 100.0 million in 2018 and improvement of live streaming video quality, partially offset by our improved efficiency in bandwidth utilization through continued deployment of new technologies in content distribution. We expect bandwidth costs to continue to increase in absolute amount as we further grow our user base and improve our live streaming quality but be partially offset by our improved efficiency and pricing terms.

Bandwidth costs increased by 21.6% from RMB338.0 million in 2016 to RMB411.0 million in 2017, primarily due to an increase in bandwidth usage as a result of increased average MAUs on our platform from 64.1 million in 2016 to 83.4 million in 2017 and live streaming video quality improvement, partially offset by our improved efficiency in bandwidth utilization, a decrease of approximately 20% in average bandwidth price from 2016 to 2017 and increased deployment of cloud computing technologies.

Others. Salaries and welfare consist of salaries, bonuses and other benefits for our employees involved in the operations of our platform. Depreciation and amortization expense consists of depreciation of servers and other equipment as well as amortization of intangibles directly related to operating the platform, such as software. Payment handling costs consist primarily of channel fees charged by our third-party payment channels, such as WeChat Pay and AliPay and expenses relating to cash collection services provided by YY. Other costs consist primarily of rental expenses and certain expenses relating to our IT infrastructure.

Salaries and welfare increased by 94.6% from RMB52.4 million in 2017 to RMB101.9 million (US$14.8 million) in 2018, primarily attributable to an increase in employee headcount and an increase in average salary. Depreciation and amortization costs decreased by 18.0% from RMB32.6 million in 2017 to RMB26.7 million (US$3.9 million) in 2018, mainly because of our continued effort in reducing our physical servers and adopting cloud services. Payment and handling costs increased by 61.9% from RMB14.1 million in 2017 to RMB22.8 million (US$3.3 million) in 2018, primarily attributable to an increase in sales of virtual items on our platform. Other taxes and surcharges increased by 78.0% from RMB8.3 million in 2017 to RMB14.7 million (US$2.1 million) in 2018, primarily due to an increase in net revenue. Share-based compensation increased by 264.0% from RMB2.9 million in 2017 to RMB10.5 million (US$1.5 million) in 2018, primarily due to the grant of additional share incentive awards in 2018. Other costs increased by 213.7% from RMB13.8 million in 2017 to RMB43.4 million (US$6.3 million) in 2018, primarily due to our business expansion.

Salaries and welfare decreased by 16.0% from RMB62.3 million in 2016 to RMB52.4 million in 2017, primarily due to our improved operating efficiency. Depreciation and amortization costs decreased by 52.0% from RMB67.8 million in 2016 to RMB32.6 million in 2017. The decrease was mainly because we reduced the use of physical servers while gradually shifting to cloud services. Payment handling costs increased by 83.1% from RMB7.7 million in 2016 to RMB14.1 million in 2017, primarily due to an increase in sales of virtual items on our platform. Other costs (including taxes and surcharges and share-based compensation) decreased by 28.5% from RMB34.9 million in 2016 to RMB25.0 million in 2017, primarily due to our improved operating efficiency.

Gross (loss) profit

Our gross profit increased by 186.2% from RMB255.0 million in 2017 to RMB729.8 million (US$106.1 million) in 2018, and our gross margin improved from 11.7% in 2017 to 15.6% in 2018.

We recorded gross loss of RMB297.7 million in 2016, compared to a gross profit of RMB255.0 million in 2017. Our gross margin improved from (37.4)% in 2016 to 11.7% in 2017.

Operating expenses

Operating expenses increased by 106.4% from RMB359.4 million in 2017 to RMB742.1 million (US$107.9 million) in 2018. Operating expenses increased by 9.5% from RMB328.4 million in 2016 to RMB359.4 million in 2017.

Research and development expenses. Research and development expenses consist primarily of salaries, welfare and share-based compensation for research and development personnel and rental expenses of office premises and servers utilized by the research and development personnel.

Research and development expenses increased by 55.8% from RMB170.2 million in 2017 to RMB265.2 million (US$38.6 million) in 2018, primarily attributable to the increase in the salaries and welfare of research and development personnel as well as shared-based compensation expenses related to the share awards newly granted in 2018. We expect that research and development expenses to continue to increase in absolute amount in the near term due to our investment in research and development of new technologies, particularly relating to the continuous upgrade of our IT system, and continuous increase in headcount of research and development personnel.

Research and development expenses decreased by 9.6% from RMB188.3 million in 2016 to RMB170.2 million in 2017. The decrease was primarily due to a decrease in share-based compensation allocated to research and development expenses. The decrease was because we adopted our 2017 Share Incentive Plan and began to grant options thereunder in August 2017, whereas in the same period of 2016, share-based compensation received by our employees consisted of restricted share units issued by YY, which generally had higher fair value than our options. The decrease in the research and development expenses is, to a lesser extent, attributable to a decrease in the amortization and depreciation by RMB8.2 million from 2016 mainly because we reduced the use of physical servers while gradually shifting to cloud services.

Sales and marketing expenses. Sales and marketing expenses consist primarily of advertising and market promotion expenses, salaries and welfare for sales and marketing personnel, and rental expenses of office premises utilized by sales and marketing personnel.

Sales and marketing expenses increased by 116.8% from RMB87.3 million in 2017 to RMB189.2 million (US$27.5 million) in 2018, primarily attributable to an increase in marketing and promotion expenses due to enhanced efforts in promoting our brand awareness, e-sport content, and cooperating with various marketing channels. We expect that our sales and marketing expenses will increase in absolute amount in the near term as we expect to increase our spending on marketing and promotional activities, particularly relating to strengthening our brand recognition in China and our expansion in overseas markets.

Sales and marketing expenses increased by 27.0% from RMB68.7 million in 2016 to RMB87.3 million in 2017, primarily due to our enhanced efforts in promoting our brand name and cooperating with various marketing channels.

General and administrative expenses. General and administrative expenses consist primarily of salaries and welfare for general and administrative personnel, share-based compensation for management and administrative personnel and rental expenses of office premises.

General and administrative expenses increased by 182.1% from RMB102.0 million in 2017 to RMB287.7 million (US$41.8 million) in 2018, primarily attributable to the increase in share-based compensation expenses related to the share awards newly granted, as well as salaries and welfare of management personnel and professional fees. We expect our general and administrative expenses to increase in the foreseeable future as we grow our business and incur more costs relating to operating as a public company and complying with relevant reporting obligations under the U.S. securities laws.

General and administrative expenses increased by 43.0% from RMB71.3 million in 2016 to RMB102.0 million in 2017, primarily due to a one-off expense of RMB20.0 million relating to our carve-out from YY recorded in 2017 and professional fees of RMB10.8 million relating to our initial public offering.

Other income

Our other income increased by 304.4% from RMB9.6 million in 2017 to RMB38.9 million (US$5.7 million) in 2018, primarily attributable to tax refund and government subsidy.

We recorded other income of RMB9.6 million in 2017, primarily due to a gain recognized in connection with the transfer of a cooperation right, with a game team to a third party. We did not record any other income in 2016.

Operating (loss) income

We had an operating loss of RMB94.9 million in 2017 and an operating income of RMB26.7 million (US$3.9 million) in 2018, and our operating margin improved from (4.3)% in 2017 to 0.5% in 2018.

Operating loss decreased by 84.8% from RMB626.1 million in 2016 to RMB94.9 million in 2017.

Interest and short-term investments income

Interest and short-term investments income consists of interest earned on bank deposits, short-term wealth management products and money market funds with maturities of less than one year. Our interest and short-term investment income increased significantly from RMB14.0 million in 2017 to RMB156.5 million (US$22.8 million) in 2018, primarily attributable to interest generated from deposits of the funds we received through our series B financing and our initial public offering in 2018. We recorded RMB14.0 million in 2017, compared to RMB0.5 million in 2016. The substantial increase in 2017 was primarily attributable to interest generated from deposits of the funds we received through our series A financing in 2017.

Fair value loss on derivative liabilities

We recorded fair value loss on derivative liabilities of RMB2,285.2 million (US$332.4 million) in 2018. Such fair value loss on derivative liabilities was related to the conversion features of our preferred shares that existed before our initial public offering, which needed to be bifurcated and accounted for as derivative liabilities in the second quarter of 2018. Upon completion of our initial public offering, the derivative liabilities were derecognized and all of the balance was transferred to additional paid-in capital accordingly.

Income tax benefits

We incurred nil income tax expenses in 2016 and 2017, respectively, due to the accumulated operating loss that we recorded during the relevant periods. We recorded income tax benefits of RMB50.9 million (US$7.4 million) in 2018. For details on such income tax benefits, please see Note 17(b) to our audited consolidated financial statements included elsewhere in this annual report.

Share of income in equity method investments, net of income taxes

We recorded share of income in equity method investments, net of income taxes, of RMB113.3 million (US$16.5 million) in 2018, mainly attributable to the subsequent adjustment for significant observable price change for our equity investee’s investment measured at fair value through earnings. For details on such share of income in equity method investments, net of income taxes, please see Note 9(i) to our audited consolidated financial statements included elsewhere in this annual report.

Net loss attributable to HUYA Inc.

We had a net loss attributable to HUYA Inc. of RMB1,937.7 million (US$281.8 million) in 2018, as compared to a net loss attributable to HUYA Inc. of RMB81.0 million in 2017.

Net loss attributable to HUYA Inc. decreased by 87.1% from RMB625.6 million in 2016 to RMB81.0 million in 2017. Our net margin improved from (78.5)% in 2016 to (3.7)% in 2017.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

Maples and Calder (Hong Kong) LLP, our legal counsel as to Cayman Islands law, has advised us that there are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Huya Limited, our subsidiary incorporated in Hong Kong, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Under Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax.

Singapore

HUYA PTE. LTD., our subsidiary incorporated in Singapore, is subject to 17% income tax on its assessable profit generated from its international operations.

PRC

Generally, our PRC subsidiary, variable interest entity and its subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Qualified software enterprises, or the Software Enterprise, are exempt from EIT for two years, followed by a 50% reduction in the applicable tax rates for the next three years, commencing either from the first year of commercial operations or from the first year of profitable operation after offsetting tax losses generating from prior years. Certified High and New Technology Enterprises, or HNTE, are entitled to a preferential tax rate of 15% but are required to re-apply for the preferential tax treatment every three years. During the three-year period, an HNTE must conduct a self-review of its qualification each year to ensure it meets the HNTE criteria. If an HNTE fails to meet the criteria for any year, the enterprise cannot enjoy the 15% preferential tax rate that year and must instead be subject to the uniform 25% income tax rate.

Huya Technology qualified as a Software Enterprise and enjoyed tax exemption from 2017 to 2018 and will enjoy a 50% reduction in the applicable tax rates for the three-year period commencing January 1, 2019. Guangzhou Huya was approved to be a HNTE in November 2018 and thus is entitled to enjoy a preferential tax rate of 15% for three years commencing January 1, 2018. Guangzhou Huya will need to apply for HNTE status renewal in 2021. Most of our remaining PRC subsidiaries and VIEs were subject to 25% EIT.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year. According to a tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018, the preferential rate has been increased to 175% from 2018 to 2020.

We are primarily subject to value-added tax at a rate of 6% on the services (research and development services, technology services, information technology services and/or culture and creativity services), in each case less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Commerce & Finance Law Offices, our legal counsel as to PRC law, has advised us that dividends paid by our PRC subsidiary in China to our Hong Kong subsidiary will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and submits required application materials to the relevant tax authority, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Should the tax authority later decide that the preferential 5% tax rate is inapplicable based on subsequent reviews of the application, additional tax payable and late payment surcharges may be imposed.

Commerce & Finance Law Offices, our legal counsel as to PRC law, has advised us that if our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Basis of presentation

Prior to the completion of our carve-out from YY, our business was mainly carried out by a variable interest entity of YY, which is under common control with us. The accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to our business for all periods presented. However, such presentation may not necessarily reflect the results of operations, financial position and cash flows if we had actually existed on a stand-alone basis during the periods presented before the completion of the reorganization.

The assets and liabilities have been stated at historical carrying amounts. Only those assets and liabilities that are specifically identifiable to our business are included in our consolidated balance sheets. Our statements of comprehensive loss consists all the revenues, costs and expenses of our business, including allocations to the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses, which were incurred by YY but related to our business prior to our carve-out from YY.

These allocated costs and expenses primarily included:

i) Salaries and welfares of employees of certain shared functions, including research and development and operational support departments and administrative departments supporting different business lines. For salaries and welfares of employees in research and development departments and operation support departments, allocation was based on the proportion of the number of active users of each business line. For salaries and welfare of employees in administrative departments, allocation was based on the proportion of number of staff in each business line.

ii) Bandwidth and server custody costs of certain shared functions. The allocation was based on the proportion of the number of active users of each business line.

iii) Depreciation and amortization. Depreciation and amortization of assets of shared functions was allocated based on the number of active users of each business line.

Our business was operated within YY for the year ended December 31, 2016 before the completion of the carve-out. For purposes of presentation in our consolidated statements of cash flows, the cash flows from YY to support our business is presented as funding from YY which is included in cash flows from financing activities. The net funding from YY is also presented as “changes in YY investment” in our consolidated statements of changes in shareholders’ (deficit) equity.

Income tax liability is calculated based on a separate return basis as if we had filed separate tax returns before the completion of the carve-out. With the completion of the carve-out and reorganization, we started to file separate tax returns and report the taxation based on actual tax return of each legal entity.

Principle of consolidation

Our consolidated financial statements include the financial statements of HUYA Inc., its subsidiaries, the variable interest entity and the variable interest entity’s subsidiaries for which HUYA Inc. is the primary beneficiary. All transactions and balances among HUYA Inc., its subsidiaries and the variable interest entity and the variable interest entity’s subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which HUYA Inc., directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A variable interest entity is an entity in which HUYA Inc., or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore HUYA Inc. or its subsidiary is the primary beneficiary of the entity. In determining whether HUYA Inc. or its subsidiaries are the primary beneficiary, we considered whether HUYA Inc. has the power to direct activities that are significant to the variable interest entity’s economic performance, and also HUYA Inc.’s obligation to absorb losses of the variable interest entity that could potentially be significant to the variable interest entity or the right to receive benefits from the variable interest entity that could potentially be significant to the variable interest entity. Huya Technology and ultimately HUYA Inc. hold all the variable interests of the variable interest entity and has been determined to be the primary beneficiary of the variable interest entity.

Revenue recognition

On January 1, 2018, we adopted ASC 606, “Revenue from Contracts with Customers” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting policy under Topic 605. Based on our assessment, the adoption of ASC 606 did not have any material impact to our consolidated financial statements and there were no material differences between our adoption of ASC 606 and our historic accounting under ASC 605.

Revenues are recognized when control of the promised virtual items or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those virtual items or services.

Live streaming

We are principally engaged in operating our own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. We generate revenue from sales of virtual items in our platforms. We have a recharge system for users to purchase our virtual currency then purchase virtual items for use. Users can recharge via various online third-party payment platforms, including WeChat Pay, AliPay and other payment platforms. Virtual currency is non-refundable and has no expiration date. As the virtual currency is often consumed soon after it is purchased based on past consumption patterns, we consider that the virtual currency does not entitle to a breakage amount. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated. We share a portion of the sales proceeds of virtual items (“revenue sharing fee”) with broadcasters and talent agencies in accordance with the revenue sharing arrangements. Broadcasters, who do not have revenue sharing arrangements with us, are not entitled to any revenue sharing fee.

We evaluate and determine that we are the principal and streaming users to be our customers. We report live streaming revenues on a gross basis. Accordingly, the amounts billed to users are recorded as revenues and revenue sharing fee paid to broadcasters and talent agencies are recorded as cost of revenues. Where we are the principal, we control the virtual items before they are transferred to users. Our control is evidenced by our sole ability to monetize the virtual items before they are transferred to users, and is further supported by us being primarily responsible to users and having a level of discretion in establishing pricing.

We design, create and offer various virtual items for sales to users with pre-determined stand-alone selling price. Sales proceeds are recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period of time. Users can purchase and present consumable items to broadcasters to show support for their favorite broadcasters, or purchase time-based virtual items for one or multiple months for a monthly fee, which provide users with recognized status, such as priority speaking rights or special symbols over a period of time. Revenue related to each of consumable items as a single performance obligation provided on a consumption basis, is recognized at the point in time when the virtual item is transferred directly to the users and consumed by them, while revenue related to time-based virtual items provided on a subscription basis is recognized ratably over the contract period. We do not have further performance obligations to the user after the virtual items are consumed immediately or after the stated contract period of time for time-based items.

We may also enter into contracts that can include various combinations of virtual items, which are generally be distinguished and accounted for as separate performance obligations, such as Huya Noble Member Program. Determining whether those virtual items are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The contract of Huya Noble Member Program, which is normally purchased on a monthly basis, includes three major virtual items, a) the noble member status, b) the virtual currency coupons, and c) the right of subsequent renewal at a discounted price, which are considered distinct and accounted for separately under ASC 606. A noble member status itself cannot be purchased on a standalone basis, and it is valid for one month but the users can simultaneously purchase multiple months of the package (with the effective period of noble member status limited to a maximum of 24 months from the date of purchase) at any point in time. The virtual currency coupons, which have the same purchase power as our virtual currency but with expiry dates, are valid for purchasing virtual items for a fixed period. Judgment is required to determine the standalone selling price for each distinct performance obligation and we then allocate the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. In instances where the standalone selling price is not directly observable as we do not sell the virtual item separately, such as the noble member status and the virtual currency coupons, we determine the standalone selling price based on pricing strategies, market factors and other strategic objectives. In respect of the right to subsequent renewal at a discounted price, we estimate individual user’s times of renewal based on historical data of users’ spending pattern and average times of renewal. We recognize revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For revenue allocated to noble member status, it’s generally recognized ratably over the contract period as users simultaneously consume and receive benefits. For revenue related to virtual currency coupons provided on a consumption basis, virtual currency coupons used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed above unless otherwise stated. Although the virtual currency coupons have expiry dates, we consider the impact of the breakage amount for virtual currency coupons is insignificant as historical data shows that virtual currency coupons are consumed shortly after they are released to users and the forfeiture rate remains relatively low for the periods reported, therefore, we do not expect to be entitled to a breakage amount for the virtual currency coupons. For the right of subsequent renewal at a discounted price, upon each time a subsequent renewal is purchased, the cash received is recorded as deferred revenue and allocated proportionally to the noble member status and virtual currency coupons based on their relative standalone selling price and revenue is then recognized following the revenue recognition method of noble member status and virtual currency coupons as described above.

As our live streaming virtual items are generally sold without right of return and we do not provide any other credit and incentive to our users, therefore accounting of variable consideration when estimating the amount of revenue to recognize is not applicable to our live streaming business.

Advertising

We primarily generate advertising revenues from sales of various forms of advertising and provision of promotion campaigns on the live streaming platforms by way of advertisement display or integrated promotion activities in shows and programs on the live streaming platforms. Advertisements on our platforms are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where the service is transferred to our customers, advertising revenues from advertising contracts are recognized ratably over the contract period of display.

We enter into advertising contracts directly with advertisers or third-party advertising agencies that represent advertisers. Payment terms and conditions vary by contract type, although the terms generally include a requirement of payment within 1 to 3 months. Both third-party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within 3 months. In instances where the timing of revenue recognition differs from the timing of billing, we have determined the advertising contracts generally do not include a significant financing component. The primary purpose of the credits terms is to provide customers with simplified and predictable ways of purchasing our advertising services, not to receive financing from our customers or to provide customers with financing.

Certain customers may receive sales incentives in the forms of discounts and rebates to advertisers or advertising agencies based on purchase volume, which is accounted for as variable consideration. We estimate these amounts based on the expected amount to be provided to customers considering the contracted rebate rates and estimated sales volume based on historical experience, and reduce revenues recognized. We believe that there will not be significant changes to its estimates of variable consideration.

Online games revenues

We generate revenues from offering virtual items in online games developed by us or third parties to game users. We have a recharge system for game user to purchase game tokens for use. Game user can recharge via various online third-party payment platforms, including WeChat Pay, AliPay and other payment platforms. Game token is non-refundable and has no expiration date. As the game token is often consumed soon after it is purchased based on history of turnover of the game token, we consider it does not expect to be entitled to a breakage amount for the game token.

The majority of online games revenues were derived from our self-developed games for the periods presented.

With respect to the game operation contracts entered into between us and distribution platforms for co-publishing or between us and users for self-publishing, we own the games’ copyrights and other intellectual property rights, and take primary responsibilities of game development and game operation, including designing, development, and updating of the games including the game content, as well as the pricing of virtual items, providing on-going updates of new contents and bug fixing, determining the distribution platforms and payment channels, and providing customer services. Therefore, we consider ourselves to be the principal in these contracts and game users to be our customers. Revenues derived from self-developed games are recorded on a gross basis, and fees to be shared with distribution platforms and payment handling costs charged by payment platforms are recorded as cost of revenues.

Users play games free of charge and are charged for purchases of virtual items mainly including consumable and perpetual items, which can be utilized to enhance users’ game-playing experience. Consumable items represent virtual items that can be consumed by a specific user within a specified period of time. Perpetual items represent virtual items that are accessible to the users’ account over the life of the online games. We maintain information on consumption details of in-game virtual items, therefore, we recognize revenues based on item-based model: (1) for consumable items, the revenue is recognized immediately upon consumption as we do not have further performance obligations to the user after the virtual items are consumed immediately; (2) for perpetual items, as we have responsibilities to ensure the game users can continue to gain access to the games to get the in-game experience and benefit after the sale of the perpetual items and our service obligations are directly linked to each game user’s engagement, therefore, the revenue from sales of perpetual items is recognized ratably over the user relationship period of a specific game as described below.

The estimated user relationship period is based on data collected from those game users who have purchased game tokens. We maintain system that captures the following information for each game user: (a) the frequency that game users log into each game, and (b) the amount and the timing of when the game users charge his or her game token. We estimate the user relationship period for a particular game to be the date a user purchases a game token through the date we estimate the game user plays the game for the last time. This computation is completed on a user by user basis. Then, the results for all analyzed users are averaged to determine an estimated end user relationship period for each game. Revenues from in-game payments of each month are recognized over the user relationship period estimated for that game.

The determination of user relationship period is based on our best estimate that takes into account all known and relevant information at the time of assessment. We assess the estimated user relationships on a monthly basis. Any adjustments arising from changes in the user relationship as a result of new information will be accounted as a change in accounting estimate in accordance with ASC 250 Accounting Changes and Error Corrections.

Fair Value of ordinary shares

Prior to the completion of initial public filing, in determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation expenses in connection with share options and restricted share units under the Amended and Restated 2017 Plan and the shares awarded to Mr. Rongjie Dong, our chief executive officer and director, by YY, or CEO Awards, we, with the assistance of an independent valuation firm, evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate the enterprise value of our company and income approach (discounted cash flow, or DCF method) was relied on for value determination with market approach (guideline companies method, or GCM) taken as reference.

DCF method of the income approach involves applying appropriate weighted average cost of capital, or WACC, to discount the future cash flows forecast, based on our best estimates as of the valuation date, to present value. The WACC was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

GCM under the market approach was adopted as reference of the equity valuation for our company. GCM employs trading multiples method of selected public comparable companies including trailing and leading enterprise value/revenue multiples.

In deriving the equity value of each class of shares, we applied the Option Pricing Method. The Option Pricing Method treats different classes of shares as call options on the total equity value, with exercise prices based on the liquidation preference or redemption amount of the certain classes of shares. Under this method, the ordinary share has value only if the fund available for distribution to shareholders exceeds the value of liquidation preference or redemption amounts at the time of a liquidity event, assuming the enterprise has funds available to make liquidation preference or redemption. Given the nature of the different classes of shares, the modeling of different classes of capital as call options on company’s enterprise value is analyzed and the values of different classes of shares were derived accordingly.

We also applied a discount for lack of marketability, or DLOM, which was quantified by the Black-Scholes option pricing model. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The determination of the equity value requires complex and subjective judgments to be made regarding prospects of the industry and the products at the valuation date, our projected financial and operating results, our unique business risks and the liquidity of our shares.

The following table sets forth the fair value of our ordinary shares estimated at the grant dates of share options and restricted share units under the Amended and Restated 2017 Plan and the CEO Awards, with the assistance from an independent valuation firm, prior to our initial public offering. Upon the completion of our initial public offering, the fair value of share awards is determined with reference to our ADS price on the NYSE.

Date of valuation	Fair Value Per Share (US$)	Discount of Lack of Marketability (DLOM)	Discount Rate
August 9, 2017	2.74	20%	24%
October 8, 2017	2.74	20%	24%
March 15, 2018	7.16	10%	19%
March 31, 2018	7.16	10%	19%

Share-based compensation

Share-based compensation expense arises from share-based awards, including restricted share units granted by YY with its own underlying shares to certain management and other key employees who to some extent provide services to us, share options for the purchase of our ordinary shares and restricted share units granted by us to our management and other key employees and non-employees and our shares granted by YY to our chief executive officer.

YY’s share-based awards

On September 16, 2011, the board of directors of YY approved the 2011 Share Incentive Scheme. In October 2012, the board of directors of YY resolved that the maximum aggregate number of Class A common shares of YY which may be issued pursuant to all awards under the 2011 Share Incentive Scheme shall be 43,000,000 plus an annual increase of 20,000,000 on the first day of each fiscal year, or such lesser amount of Class A common shares as determined by the board of directors of YY.

The 2011 Share Incentive Scheme of YY provides for the issuance of YY’s common shares to our employees, which for such purpose includes our employees, mainly including restricted share units.

In determining the fair value of restricted share units granted, the fair value of the underlying shares of YY on the grant dates is applied. The grant date fair value of restricted share units is based on the stock price of YY in the Nasdaq Global Market.

Share-based compensation expense for restricted share units granted under YY’s share-based incentive plans is recognized using the graded vesting method, net of estimated forfeiture rates, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant based on historical forfeiture rates and will be revised in the subsequent periods if actual forfeitures differ from those estimates.

Huya amended and restated 2017 Share Incentive Plan

On July 10, 2017, our board of directors approved the establishment of 2017 Share Incentive Plan, the purpose of which is to provide an incentive for employees contributing to us. The 2017 Share Incentive Plan shall be valid and effective for 10 years from the grant date. The maximum number of shares that may be issued pursuant to all awards under 2017 Share Incentive Plan shall be 17,647,058 shares. On March 31, 2018, our board of directors approved the amended and restated 2017 Share Incentive Plan. The maximum number of shares that may be issued has been increased from 17,647,058 shares to 28,394,117 shares, including incentive share options and restricted share units.

Options

Grant of options

For the year ended December 31, 2017, we granted 11,737,705 share options to our employees, pursuant to the amended and restated 2017 Share Incentive Plan.

For the year ended December 31, 2018, we granted 5,918,353 and 220,000 share options to our employees and non-employees, respectively, pursuant to the amended and restated 2017 Share Incentive Plan.

Vesting of options

There are three types of vesting schedule, which are: i) 50% of the options will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, ii) options will be vested in four equal installments over the following 48 months, and iii) options will be vested in four equal installments over the following 24 months.

These options shall (i) be exercisable during its term cumulatively according to the vesting schedule set out in the grant notice and with the applicable provisions of the amended and restated 2017 Share Incentive Plan, provided that the performance conditions otherwise agreed by the parties (if any) to which the option is subject have been fulfilled upon each corresponding vesting date; (ii) be deemed vested and exercisable immediately in the event of a change of control, regardless of the vesting schedule; (iii) be exercisable upon any arrangement as otherwise agreed by the parties based on their discussion in good faith.

Forfeitures are estimated at the time of grant. If necessary, forfeitures are revised in subsequent periods if actual forfeitures differ from those estimates.

Prior to the completion of our initial public offering, we used binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions are set as below:

Valuation Date	For the year ended December 31,
	2017		2018
Weighted average fair value per option granted	US$	1.3798	US$	5.2130
Weighted average exercise price	US$	2.55	US$	2.47
Risk-free interest rate (1)		2.25%		2.83%
Expected term (in year) (2)		10		10
Expected volatility (3)		55%		55%
Dividend yield (4)		—		—

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the China Government Bond yield as at the valuation dates.
(2)	The expected term is the contract life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)	We have no history or expectation of paying dividend on our ordinary shares. The expected dividend yield was estimated based on our expected dividend policy over the expected term of the option.

Awards granted to non-employees are initially measured at fair value on the grant date and periodically re-measured thereafter until the earlier of the performance commitment date or the date the service is completed and recognized over the period the service is provided. Awards are re-measured at each reporting date using the fair value as at each period end until the measurement date, generally when the services are completed and share-based awards are vested. Changes in fair value between the interim reporting dates are attributed consistent with the method used in recognizing the original compensation costs. Following our listing, the grant date fair value of share options is based on the trading price of ADSs on NYSE minus the respective exercise price.

In 2018, 262,503 share options were cancelled without concurrent grant of replacement awards, which is treated as a settlement for no consideration at the time of cancellation under ASC 718.

Restricted share units

Grant of restricted share units

In 2018, we granted 4,183,685 and 10,000 restricted share units to our employees and non-employees, respectively.

Vesting of restricted share units

There are two types of vesting schedule, which are: i) 50% of the restricted share units will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, and ii) restricted share units will be vested in four equal installments over the following 48 months.

CEO Awards

In October 2017, YY transferred, at nominal consideration, 559,039 ordinary shares of HUYA Inc. which were re-designated as 559,039 Class B ordinary shares, to Mr. Rongjie Dong, our chief executive officer, for his service to us. The share awards were immediately vested and we recorded a share-based compensation charge of RMB10.2 million for the year ended December 31, 2017. The fair value of the CEO’s Awards was determined at the grant date by us.

Redeemable convertible preferred shares

On May 16, 2017, we entered into a series A redeemable convertible preferred shares, or series A preferred shares, subscription agreement with the series A investors and pursuant to which, we issued 22,058,823 shares of series A preferred shares at a price of US$3.4 per share with total cash consideration of US$75 million (equivalent to RMB509.7 million as of the issuance date). The issuance of the series A preferred shares was completed on July 10, 2017.

We classified the series A preferred shares as mezzanine equity in our consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of our control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

As holders of the series A preferred shares who exercise the redemption rights are allowed to request us to issue a convertible note if our assets or funds legally available for redemption are insufficient, the host contract is considered to be a debt host. We determined that there were no embedded derivatives requiring bifurcation from the host contract. The redemption feature is considered clearly and closely related to the host contract. While the conversion feature is not clearly and closely related to the host contract, no bifurcation is required as the conversion feature does not meet the definition of a derivative because the terms of the contracts do not require or explicitly state that it permits net settlement for the conversion feature.

We recognized accretion to the respective redemption value of the series A preferred shares over the period starting from issuance date to the earliest redemption date. We have used the discounted cash flow method to determine the underlying share value and adopted equity allocation model to determine the fair value of the series A preferred shares as of the dates of issuance.

Key valuation assumptions used to determine the fair value of series A preferred shares are as follows:

For the year ended December 31, 2017
Discount rate	25%-35%
Risk-free interest rate	1.70%
Volatility	50%-80%

On March 8, 2018, we issued 64,488,235 shares of series B-2 preferred shares at a price of approximately US$7.16 per share for cash consideration of US$461.6 million (equivalent to RMB2,919.1 million as of the issuance date) to Linen Investment Limited, a wholly-owned subsidiary of Tencent, representing an equity interest of 34.6% of us on an as-converted basis.

Accounting of Series B-2 Preferred Shares

Prior to the completion of our initial public offering, we have determined that the series B-2 Preferred Shares should be classified as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of our control. As holders of the series B-2 Preferred Shares who exercise the redemption rights are allowed to request us to issue a convertible note if our assets or funds legally available for redemption are insufficient, the host contract is considered to be a debt host.

As discussed below, the conversion features and the call option shall be separately accounted for as liabilities, which are initially measured at fair value, and the initial carrying value for series B-2 preferred shares recorded in mezzanine equity is allocated on a residual basis. The mezzanine equity component is accreted to the redemption value of the series B-2 preferred shares.

We have determined that conversion feature embedded in the series B-2 preferred shares is required to be bifurcated and accounted for as a derivative liability. The conversion feature is an equity instrument as it results in conversion of preferred shares into equity shares. Therefore, this feature is not clearly and closely related to the debt host. In addition, under the terms of the liquidation preference, in the occurrence of a liquidation or a deemed liquidation, the holders of the series B-2 preferred shares are entitled to receive the higher of (a) the sum of (i) 100% of the series B-2 issue price, and (ii) any and all accrued or declared but unpaid dividends on such series B-2 preferred shares or (b) the pro-rata share of the distributions of us available to all holders of ordinary shares on an as-converted basis. Therefore, the holder will receive the greater of a fixed amount or the if-converted value. As a result, the conversion value may be realized in cash upon a liquidation or deemed liquidation, and therefore the net settlement criteria is met for the conversion feature. So the conversion feature meets the definition of a derivative and would be classified as a liability and measured at fair value at the end of each reporting period.

In addition, we have also determined that the call option is recorded as an investor option liability. In accordance with ASC Subtopic 815-10, the option is deemed legally detachable and separately exercisable from the preferred shares and, thus, accounted for as a freestanding instrument. Furthermore, as the number of shares to be purchased by Tencent to reach 50.10% voting interest in us is not fixed, the call option is not considered indexed to our own stock. We have considered that the fair value of the investor option liability is minimal as the exercise price of the call option is the fair market price. Therefore, no balance of the call option was recognized on March 8, 2018, and for the year ended December 31, 2018, no gain (loss) arising from the change in fair value of investor option liability was recognized in our consolidated statements of comprehensive loss.

Upon the completion of our initial public offering, each series B-2 preferred share was automatically converted into one Class B ordinary share.

Accounting of modification of the series A preferred shares

We adopted a dual voting structure on our shares concurrent with the transaction and certain series A preferred shares were designated as low vote shares. Considering the facts that the dual voting structure does not provide any means for the high vote shares to monetize or obtain economic benefits from such rights over the other shareholders and the creation of the dual voting structure does not change the position that YY controls and Tencent has significant influence over us, we believed that the wealth transfer among different class of preferred shareholders and ordinary shareholders as a result of the creation of the dual voting structure is minimal and does not need to be accounted for.

Prior to the issuance of series B-2 preferred shares, under the terms of the liquidation preferences, holders of the series A preferred shares would be entitled to receive an amount equal to the sum of (i) 100% of the series A issue price, and (ii) any and all accrued or declared but unpaid dividends on such series A preferred shares upon a liquidation or deemed liquidation. Concurrent with the issuance of the series B-2 preferred shares, the liquidation payment of the series A preferred shares were modified to align with that of series B-2 preferred shares, which is that, the holders of series A preferred shares would receive an amount at the higher of (a) the sum of (i) 100% of the series A issue price, and (ii) any and all accrued or declared but unpaid dividends on such series A preferred shares or (b) the pro-rata share of the distributions of us available to all holders of ordinary shares on an as-converted basis in a liquidation or deemed liquidation.

Prior to the modification, there was no net settlement mechanism of the conversion feature of series A preferred shares and therefore the conversion feature did not meet the definition of a derivative liability and was not bifurcated and accounted for separately. After the issuance of series B-2 preferred shares, the modification to the payment under liquidation preference of series A preferred shares provided a net settlement mechanism to the conversion feature embedded. As detailed in the analysis of the series B-2 preferred shares above, we have considered that the conversion feature of the modified series A preferred shares meets the definition of a derivative liability and should be bifurcated and accounted separately from the host contract post modification. As the host contract of the series A preferred shares has been significantly changed by providing net settlement mechanism for the conversion rights, we have concluded that the modification to series A preferred shares should be accounted for as an extinguishment.

Upon the modification of series A preferred shares and prior to our initial public offering, the difference between the fair value of the modified series A preferred shares and the carrying value of series A preferred shares on the modification date should be recognized as a deemed dividend against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit of us. As discussed above, the conversion feature shall be separately accounted for as a derivative liability at fair value, and the carrying value for the modified series A preferred shares recorded in mezzanine equity is allocated on a residual basis. The conversion feature is remeasured at fair value at each subsequent reporting period with changes in fair value recognized in our consolidated statements of comprehensive loss. The mezzanine equity component is accreted to the redemption value of the series A preferred shares.

Upon the completion of our initial public offering, each series A-1 preferred share and series A-2 preferred share were automatically converted into one Class A ordinary share and Class B ordinary share, respectively. As a result, 17,647,058 Class A ordinary shares and 4,411,765 Class B ordinary shares were issued, respectively, and the balance of series A-1 preferred shares and series A-2 preferred shares was transferred to Class A ordinary shares and Class B ordinary shares and additional paid-in capital on that date, respectively.

In determining the fair value of these preferred shares, we have adopted the equity allocation model. For purposes of determining the conversion features of series A preferred shares and series B-2 preferred shares as of March 8, 2018 and May 10, 2018, we have re-performed the equity allocation model for series A preferred shares and series B-2 preferred shares in scenarios assuming the conversion feature is removed, the difference between the with embedded conversion features scenario and the without embedded conversion features scenario is considered to be value of the conversion features of the series A preferred shares and series B-2 preferred shares. We assumed the series A preferred shares and series B-2 preferred shares would not be converted to common shares in neither the initial public offering scenario, the liquidation scenario nor the redemption scenario. Such approach involves certain significant estimates which are as follows:

Valuation Date	March 8, 2018	May 10, 2018
Volatility	50%	50%
Risk-free rate (3 months)	1.66%	1.58%
Risk-free rate (4 years)	2.52%	2.46%
Dividend yield	0%	0%

New financial instruments accounting standard adopted by us

Accounting Standards Update 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The new guidance will require modified retrospective application to all outstanding instruments beginning January 1, 2018, with a cumulative effect adjustment recorded to opening accumulated deficit as of the beginning of the first period in which the guidance becomes effective. However, changes to the accounting for equity securities without a readily determinable fair value will be applied prospectively.

We adopted the new financial instruments accounting standard from January 1, 2018 and there was no impact on the consolidated financial statements for the year ended December 31, 2018 upon the initial adoption as our equity security that existed as of December 31, 2017 was investment under cost method with no accumulated other comprehensive income recognized before adoption of the new financial instruments accounting standard. After the adoption of this new accounting standard, we elected to record equity investments without readily determinable fair values and not accounted for by the equity method at cost, less impairment, adjusted for subsequent observable price changes, and will report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.

Adoption of ASU 2016-16

In October 2016, the FASB issued ASU 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory (Topic 740). This standard will require entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory at the time of transfer. This standard requires a modified retrospective approach to adoption. We adopted ASU 2016-16 as of January 1, 2018 using a modified retrospective transition method, no reclassification of prepaid income taxes related to asset transfers that occurred prior to adoption from other current and non-current assets to opening retained earnings.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “Principal accounting policies—(cc) Recently issued accounting pronouncements” of our audited consolidated financial statements included elsewhere in this annual report.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Government Regulations.”

B.	Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities, cash generated by financing activities and net funding provided by YY. In March 2018, we completed our series B financing with Linen Investment Limited and raised US$461.6 million. In May 2018, we raised from our initial public offering approximately US$190.1 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. As of December 31, 2016, 2017 and 2018, we had RMB6.2 million, RMB442.5 million and RMB709.0 million (US$103.1 million), respectively, in cash and cash equivalents, RMB95.0 million, RMB593.2 million and RMB4,983.8 million (US$724.9 million), respectively, in short term deposits, nil, nil and RMB300.2 million (US$43.7 million), respectively, in short term investments. Our cash and cash equivalents consist primarily of demand deposits placed with banks. Our short-term deposits consist primarily of time deposits placed with banks with original maturities of more than three months but less than one year. Our short-term investments represent structured deposits with maturities of less than one year.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following the date of this annual report. As of the date of this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our liquidity or capital resources or that would cause reported financial information to not necessarily be indicative of future financial condition. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments or operations through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

As of December 31, 2018, most of our cash, cash equivalents, short-term deposits and short-term investments were held by our wholly owned subsidiaries in offshore accounts. Although we consolidate the results of our variable interest entity and its subsidiaries, we only have access to the assets or earnings of our variable interest entity and its subsidiaries through our contractual arrangements with our variable interest entity and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Guangzhou Huya.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-related and service-related foreign exchange transactions.

Our PRC subsidiary may convert Renminbi amounts that it generates in its own business activities, including technical consulting and related service fees pursuant to its contracts with our variable interest entity, as well as dividends it receives from its own subsidiaries, into foreign exchange and pay them to its non-PRC parent companies in the form of dividends. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company.

The following table sets forth a summary of our cash flows for the years indicated.

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(420,451)	242,444	717,461	104,350
Net cash used in investing activities	(96,135)	(559,561)	(4,567,452)	(664,310)
Net cash provided by financing activities	522,773	774,448	4,126,861	600,227
Net increase in cash and cash equivalents	6,187	457,331	276,870	40,267
Cash and cash equivalents at the beginning of the year	—	6,187	442,532	64,364
Effect of exchange rate changes on cash and cash equivalents	—	(20,986)	(10,383)	(1,508)

Cash and cash equivalents at the end of the year	6,187	442,532	709,019	103,123

Operating Activities

Net cash provided by operating activities was RMB717.5 million (US$104.4 million) in 2018. In 2018, the difference between our net cash provided by operating activities and our net loss attributable to HUYA Inc. of RMB1,937.7 million (US$281.8 million) was primarily due to a non-cash item adjustment of RMB2,285.2 million (US$332.4 million) in fair value loss on derivative liabilities, an increase of RMB428.7 million (US$62.4 million) in accrued liabilities and other current liabilities as a result of an increase in accrued revenue sharing fees, partially offset by an increase in prepayments and other assets of RMB301.7 million (US$43.9 million) due to increases in prepayments and deposits to vendors and content providers as well as interests receivable, an increase in amounts due from related parties of RMB132.6 million (US$19.3 million), and a non-cash item adjustment of RMB113.3 million (US$16.5million) in share of income in equity method investments, net of income taxes.

Net cash provided by operating activities was RMB242.4 million in 2017. In 2017, the difference between our net cash provided by operating activities and our net loss attributable to HUYA Inc. of RMB81.0 million was primarily due to an increase of RMB220.2 million in deferred revenue due to our business growth, an increase of RMB174.6 million in accrued liabilities and other current liabilities as a result of an increase in accrued revenue sharing fees, a non-cash item adjustment of RMB40.1 million in share-based compensation, an increase of RMB8.2 million in amounts due to related parties as a result of increased support services provided by YY, partially offset by an increase of RMB104.2 million in amounts due from related parties. The increase in amounts due from related parties was primarily attributable to the cash collected by YY as a payment channel for us but not yet remitted to us. We recorded positive operating cash flow in 2017, primarily due to our strong revenue growth and improved operating efficiency.

Net cash used in operating activities was RMB420.5 million in 2016. In 2016, the difference between our net cash used in operating activities and our net loss attributable to HUYA Inc. of RMB625.6 million was primarily due to an increase of RMB126.5 million in accrued liabilities and other current liabilities as a result of an increase in accrued revenue sharing fees, a non-cash item adjustment of RMB52.1 million in share-based compensation, and an increase of RMB32.3 million in deferred revenue due to our business growth.

Investing Activities

Net cash used in investing activities was RMB4,567.5 million (US$664.3 million) in 2018, which was primarily attributable to cash paid for short-term deposits of RMB5,781.9 million (US$840.9 million), partially offset by maturities of short-term deposits of RMB1,775.8 million (US$258.3 million).

Net cash used in investing activities was RMB559.6 million in 2017, which was primarily attributable to net placements of short-term deposits of RMB496.7 million.

Net cash used in investing activities was RMB96.1 million in 2016, which was primarily attributable to placements of short-term deposits of RMB95.0 million.

Financing Activities

Net cash provided by financing activities was RMB4,126.9 million (US$600.2 million) in 2018, which was primarily attributable to proceeds from the issuance of series B preferred shares of RMB2,919.1 million (US$424.6 million) and proceeds from issuance of ordinary shares in our initial public offering of RMB1,207.7 million (US$175.7 million).

Net cash provided by financing activities was RMB774.4 million in 2017, which was attributable to RMB509.5 million in proceeds from our series A financing, RMB164.9 million of investment in us from YY and capital injection of RMB100.0 million from a variable interest entity of YY.

Net cash provided by financing activities was RMB522.8 million in 2016, which was primarily attributable to RMB422.8 million of investment from YY in us and capital injection of RMB100.0 million from a variable interest entity of YY.

Capital Expenditures

We made capital expenditures of RMB1.1 million, RMB43.4 million and RMB127.4 million (US$18.5 million) in 2016, 2017 and 2018, respectively. In these periods, our capital expenditures were mainly used for purchase of servers and other IT infrastructures, as well as for obtaining a license. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

HUYA Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary, our variable interest entity and its subsidiaries in China. As a result, HUYA Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary and our variable interest entity and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds.

The table below sets forth the respective revenues contribution and assets of HUYA Inc. and our wholly-owned subsidiaries and our various interest entity and its subsidiaries as of the dates and for the years indicated:

	Net revenues(1)			Total assets(1)
	For the year ended December 31,			As of December 31,
	2016	2017	2018	2017	2018
HUYA Inc. and its wholly-owned subsidiaries	—	0.3%	0.1%	38.2%	71.2%
Variable interest entity and its subsidiaries	100.0%	99.7%	99.9%	61.8%	28.8%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:
(1)	The percentages exclude the inter-company transactions and balances between HUYA Inc. and its wholly-owned subsidiaries and variable interest entity and its subsidiaries.

C.	Research and Development, Patents and Licenses, etc.

Technology

The success of our business is dependent on our strong technological capabilities that support us in delivering superior user experience, increasing operational efficiency and enabling innovations. Our technology platform has been designed for reliability, scalability and flexibility.

•

AI and big data analytics. AI is used extensively in various aspects of our operations and is particularly useful for reviewing and screening contents through recognizing and analyzing patterns. The massive volume of data, such as viewing history, user interactions and purchase preference, enable us to further optimize our AI technology and enhance its accuracy. As the quantity and variety of content and user interactions continue to grow, AI capability has become increasingly important for us to control our operating costs and enhance our user experience by avoiding extensive manual review. Our big data analytics capability enables us to build a comprehensive interest profile for each user by assigning interest tags to them. Combined with our AI capability, these interest profiles allow us to personalize user interfaces and recommend content to our users.

•

Live streaming technologies. Our state-of-the art audio and video coding and streaming technologies enable low-latency and low-loss rates in delivering voice and video data on our platform, even with weak internet connection, which provides our users with superior viewing experience. Audio and video technologies have been our main focus since our inception. For instance, we offer stable 8-12M pixels blue-ray quality live streaming.

•

Servers and other infrastructure. We have deployed hybrid cloud computing technology in our server system. We employ back-end architecture that enables smooth and expedient upgrades of our platform software infrastructure. Our advanced peer-to-peer streaming technologies help us manage bandwidth utilization more efficiently amid fast growing user base and constantly improving streaming video quality, which further enhanced scalability.

In the year ended December 31, 2016, 2017 and 2018, our research and development expenditures were RMB188.3 million, RMB170.2 million and RMB265.2 million (US$38.6 million), representing 23.6%, 7.8% and 5.7% of our total net revenues for the years ended December 31, 2016, 2017 and 2018, respectively. Our research and development expenses consist primarily of salaries, welfare and share-based compensation for research and development personnel and rental expenses of office premises and servers utilized by the research and development personnel.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2018 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2018.

	Payment due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in RMB thousands)
Operating Lease Obligations(1)	147,736	44,808	55,202	47,726	—
Capital commitments(2)	101,514	101,514	—	—	—

Notes:
(1)	Represents our non-cancellable operating leases for offices expiring on different dates.
(2)	Represents additional investments in equity investments and decoration and improvement of leased properties.

Rental expenses under operating lease for 2016, 2017 and 2018 were RMB21.9 million, RMB12.8 million and RMB20.8 million (US$3.0 million), respectively.

Other than the contractual obligations set forth above, we do not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018.

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
David Xueling Li	44	Chairman of Board of Directors
Rongjie Dong	42	Director, Chief Executive Officer
Steven Xiaoyi Ma	45	Director
Hongqiang Zhao	42	Independent Director
Xiaopeng He	41	Independent Director
Henry Dachuan Sha	33	Chief Financial Officer
Ligao Lai	40	Chief Technology Officer

Mr. David Xueling Li has been the chairman of our board of directors since July 2017. Mr. Li is also a co-founder, chairman and chief executive officer of YY. From YY’s inception in April 2005 to August 2016, Mr. Li served as YY’s chief executive officer. Before founding YY, Mr. Li worked at NetEase, Inc (Nasdaq: NTES). from July 2003 to April 2005 and served as its chief editor. In 2000, Mr. Li founded CFP.cn, a website that provided a copyright trading platform for journalists and amateur photographers. Mr. Li received a bachelor’s degree in philosophy from Renmin University of China.

Mr. Rongjie Dong has been our chief executive officer since August 2016 and our director since March 2017. From April 2013 to August 2016, Mr. Dong served as executive vice president of YY. From 2000 to 2006, Mr. Dong served as product manager and head of the technology department of 163.com. Mr. Dong received his bachelor’s degree in computer hardware from Beijing Information Engineering Institute (currently known as Beijing Information Science and Technology University).

Mr. Steven Xiaoyi Ma has been serving as our director since March 2018 and was appointed to our board by Linen Investment Limited. Currently, Mr. Ma also serves as a senior vice president at Tencent. Prior to joining Tencent in 2007, Mr. Ma served as a general manager of games division of OPTIC Communication Co., Ltd. Prior to that, Mr. Ma worked as a general manager at Shanghai EasyService Technology Development Ltd. Mr. Ma received a bachelor’s degree in computer science from Shanghai Jiaotong University in China and an EMBA degree from Fudan University in China.

Mr. Hongqiang Zhao has been serving as our independent director since May 2018. Mr. Zhao has served as the chief financial officer of BaiRong Financial Information Services Information Services Co. Ltd., or BaiRong, since December 2015. Prior to joining BaiRong, Mr. Zhao was the CFO of NetEase, Inc. e-commerce business from November 2014 to December 2015, and the vice president of finance at SouFun Holdings Limited from December 2012 to October 2014. From March 2011 to December 2012, Mr. Zhao worked in New York as the director of financial analysis for Viacom Inc. (Nasdaq: VIAB), a leading global entertainment content company. Between February 2009 and July 2011, Mr. Zhao served as an assistant chief auditor at the PCAOB, a regulatory oversight agency under the SEC of the United States. Prior to that, Mr. Zhao was a manager at KPMG LLP in Washington D.C., providing professional services to internet, telecommunication and entertainment companies for more than eight years since August 2000. Mr. Zhao received his bachelor’s degree in accounting from Tsinghua University and his master’s degree in accountancy from George Washington University.

Mr. Xiaopeng He has been serving as our independent director since May 2018. In 2014, Mr. He co-founded Xpeng Motors, a Chinese internet-based vehicle provider. Mr. He has served as the chairmen of Xpeng Motors since August 2017. From August 2014 to August 2017, Mr. He assumed several positions at Alibaba Group since Alibaba’s acquisition of UCWeb Inc., a Chinese mobile internet company co-founded by Mr. He in 2014. Mr. He received his bachelor’s degree in computer science from South China University of Technology.

Mr. Henry Dachuan Sha has been our chief financial officer since September 2017. Prior to joining us, Mr. Sha served as a director of Greenwoods Asset Management from May 2015 to August 2017. From August 2013 to August 2014, Mr. Sha worked as an associate at China Media Capital. Before his private equity career, Mr. Sha worked with the Investment Banking Division of Goldman Sachs from August 2011 to August 2013. Mr. Sha received a dual bachelor’s degree in electronic engineering and accounting from Fudan University.

Mr. Ligao Lai has been our chief technology officer since January 2017. Mr. Lai has approximately 20 years of experience in technology and software development. From February 2011 to December 2016, Mr. Lai served as a vice general manager and technology general manager at YY. From March 2004 to February 2011, Mr. Lai worked at the game department of Kingsoft (SEHK: 3888), mainly in charge of the research and development of online games. From July 1999 to March 2004, Mr. Lai worked as a developer and project manager at Kingsoft, responsible for the development of WPS Office software. Mr. Lai received a bachelor’s degree in electronics and information engineering from Wuyi University.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, the compensation to our executive officers in cash by us amounted to an aggregate of RMB4.4 million (US$0.6 million), and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary, our variable interest entity and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our officers and directors, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of, or hire or engage any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

In July 2017, our board of directors approved the 2017 Share Incentive Plan, as amended and restated in March 2018, to provide incentives to our employees, directors and consultants and promote the success of our business. The maximum number of Class A ordinary shares that may be issued under the Amended and Restated 2017 Plan is 28,394,117. As of the date of this annual report, options to purchase 16,896,555 Class A ordinary shares are outstanding, and 4,267,885 restricted share units are outstanding.

The following paragraphs describe the principal terms of the Amended and Restated 2017 Plan.

Types of Awards. The Amended and Restated 2017 Plan permits the awards of options, restricted share units or any other type of awards approved by the committee or the board of directors.

Plan Administration. The Amended and Restated 2017 Plan is administered by our board of directors or by a committee of one or more members of our boards to whom our board shall delegate the authority to grant or amend awards to any eligible persons other than any of members of the committee serving as the plan administrator. The plan administrator has the power and authority to determine the persons who are eligible to receive awards, as well as other terms and conditions of awards. Any grant or amendment of awards to any committee member serving as the plan administrator shall then require an affirmative vote of a majority of the board members who are not on the committee serving as the plan administrator.

Award Agreement. Any award granted under the Amended and Restated 2017 Plan is evidenced by an award agreement that sets forth terms, conditions and limitations for such award, which may include the number of shares subject to the award awarded, the exercise price, the provisions applicable in the event of the grantee’s employment or service terminates, among other provisions. The plan administrator may amend the terms of any award, prospectively or retroactively; provided that no such amendment shall impair the rights of any participant without his or her consent.

Eligibility. We may grant awards to directors, officers, employees and consultants of our company or any of our subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of options. Once all the preconditions provided in the relevant award agreements are met, a participant may exercise options in whole or in part by giving written notice of exercise to us specifying information such as the number of shares to be purchased, as well as making full payment of the aggregate exercise price of the shares so purchased.

Term of options. The plan administrator determines the term of each option and provides it in the relevant award agreement, but no option shall be exercisable more than five years after the grant date.

Transfer Restrictions. Except under the laws of descent and distribution or otherwise permitted by the plan administrator, the participant will not be permitted to sell, transfer, pledge or assign any awards. In principle, all awards shall be exercisable only by the participants. However, a participant may also transfer one or more awards to a trust controlled by him or her for estate planning purposes.

Termination and amendment of the Amended and Restated 2017 Plan. Our board of directors may amend, alter or discontinue the Amended and Restated 2017 Plan, but no amendment, alteration or discontinuation shall be made if such amendment, alteration or discontinuation would impair the rights of a participant under any award without such participant’s consent.

The shares reserved and to be issued under our Amended and Restated 2017 Share Plan have been registered on the Form S-8 on September 14, 2018.

The following table summarizes, as of the date of this annual report, the outstanding options granted under the Amended and Restated 2017 Plan to our directors, executive officers and other grantees.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Rongjie Dong	5,647,700	US$	2.55	August 9, 2017	August 8, 2027
Henry Dachuan Sha	*	US$	2.55	September 1, 2017	August 31, 2027
Ligao Lai	*	US$	2.55	August 9, 2017	August 8, 2027
David Xueling Li	5,882,353	US$	2.55	March 15, 2018	March 14, 2028
Other individuals as a group	3,820,502	US$	2.52	August 9, 2017, March 15, 2018 and July 1, 2018	August 8, 2027, March 14, 2028 and June 30, 2028

Note:

*	Less than 1% of our total outstanding shares.

The following table summarizes, as of the date of this annual report, the outstanding restricted share units granted under the Amended and Restated 2017 Plan to our directors, executive officers and other grantees.

Name	Class A Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant	Date of Expiration
Rongjie Dong	*	March 31, 2018	March 30, 2028
Henry Dachuan Sha	*	March 31, 2018	March 30, 2028
Other individuals as a group	3,007,885	March 31, 2018 to April 1, 2019	March 30, 2028 to March 31, 2029

Note:

*	Less than 1% of our total outstanding shares.

C.	Board Practices

Board of Directors

Our board of directors consists of five directors. Pursuant to our memorandum and articles of association, Tencent has the right to appoint at least one director as long as Tencent holds 20% of our issued share capital on a fully diluted basis. Notwithstanding the foregoing, any holder of a majority of the voting power in us has the right to appoint up to the lowest number of directors that (x) constitutes a majority of the directors and (y) is no less than proportionate to such holder’s voting power in us. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Hongqiang Zhao, Mr. Xiaopeng He and Mr. Rongjie Dong. Mr. Rongjie Dong has tendered his resignation from our audit committee, effective on May 9, 2019. Mr. Hongqiang Zhao is the chairman of our audit committee. We have determined that Mr. Hongqiang Zhao and Mr. Xiaopeng He satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Mr. Hongqiang Zhao qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Hongqiang Zhao and Mr. Xiaopeng He. Mr. Xiaopeng He is the chairman of our compensation committee. We have determined that Mr. Hongqiang Zhao and Mr. Xiaopeng He satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements, and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Hongqiang Zhao, Mr. Xiaopeng He and Mr. Rongjie Dong. Mr. Hongqiang Zhao is the chairperson of our nominating and corporate governance committee. Mr. Hongqiang Zhao and Mr. Xiaopeng He satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board;

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations; and

•	making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office and its responsibilities of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director may be removed from the board, either for or without cause, only upon the vote or written consent of Tencent or the relevant holder of a majority of the voting power in us then entitled to appoint such director pursuant to our memorandum and articles of association. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provision of our memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

D.	Employees

We had 1,253 employees as of December 31, 2018. As of December 31, 2018, 71.5%, 20.7% and 7.8% of our employees were located in Guangzhou, Zhuhai and other cities, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2018.

	As of December 31, 2018
	Number	%
Customer services and operations	425	33.9
Research and development	590	47.1
Sales and marketing	105	8.4
General and administrative	133	10.6

Total	1,253	100.0

We participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance, as required by laws and regulations in China. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard employment, confidentiality and non-compete agreements with our senior management and core personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for two years after the termination of his or her employment, provided that we pay compensation during the restriction period in accordance with PRC laws and regulations in this regard.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A and Class B ordinary shares as of March 31, 2019:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our total outstanding ordinary shares.

The calculations in the table below are based on 204,431,058 ordinary shares outstanding as of March 31, 2019, comprising of 45,273,737 Class A ordinary shares (excluding 2,366,000 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan) and 159,157,321 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, subject to certain conditions. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary Shares(†)	Class B ordinary Shares(††)	Total ordinary shares on an as-converted basis	% of total ordinary shares on an as converted basis	% of aggregate voting power († ††)
Directors and Executive Officers:**
David Xueling Li(1)	6,098,206	—	6,098,206	3.0	0.4
Rongjie Dong(2)	1,711,925	4,970,804	6,682,729	3.2	3.1
Steven Xiaoyi Ma(3)	—	—	—	—	—
Hongqiang Zhao(4)	—	—	—	—	—
Xiaopeng He(5)	—	—	—	—	—
Henry Dachuan Sha	*	—	*	*	*
Ligao Lai	*	—	*	*	*
All directors and executive officers as a group	8,058,631	4,970,804	13,029,435	6.3	3.5
Principal Shareholders:
YY(6)	—	89,698,282	89,698,282	43.9	54.8
Linen Investment Limited(7)	—	64,488,235	64,488,235	31.5	39.4

Notes:

*	Less than 1% of total outstanding ordinary shares.
**

Except for Mr. Steven Xiaoyi Ma, Mr. Hongqiang Zhao and Mr. Xiaopeng He, the business address for our directors and executive officers listed in the table is Building B-1, North Block of Wanda Plaza, No. 79 Wanbo 2nd Road, Panyu District, Guangzhou, 511442, the People’s Republic of China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2019, by the sum of the total number of Class A ordinary shares outstanding as of March 31, 2019 and the number of Class A ordinary shares underlying the options held by such person or group that are exercisable within 60 days of March 31, 2019.

††

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group, including Class B ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2019, by the sum of the total number of Class B ordinary shares outstanding as of March 31, 2019 and the number of Class B ordinary shares underlying the options held by such person or group that are exercisable within 60 days of March 31, 2019.

†††

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, including Class A and Class B ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2019, with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)

Represents (i) 447,052 Class A ordinary shares directly held by Rosy Bay Limited, a British Virgin Islands company controlled by Mr. David Xueling Li, (ii) 1,411,765 Class A ordinary shares directly held by New Wales Holdings Limited, a British Virgin Islands company wholly owned by Mr. David Xueling Li, (iii) 367,870 Class A ordinary shares directly held by Savvy Direction Limited, a British Virgin Islands company controlled by Mr. David Xueling Li, (iv) 2,400,931 Class A ordinary shares in the form of ADSs held by Mr. David Xueling Li as of March 31, 2019, and (v) 1,470,588 Class A ordinary shares issuable upon the exercise of options within 60 days after March 31, 2019 held by Mr. David Xueling Li. The registered offices of Rosy Bay Limited, New Wales Holdings Limited, Legend Rank Ventures Limited and Savvy Direction Limited are Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)

Represents (i) 559,039 Class B ordinary shares directly held by All Worth Limited, a British Virgin Islands company wholly owned by Mr. Rongjie Dong, and (ii) 4,411,765 Class B ordinary shares directly held by Oriental Luck International Limited, a British Virgin Islands company wholly owned by Mr. Rongjie Dong, and (iii) 1,711,925 Class A ordinary shares issuable upon the vesting of the restricted shares units and the exercise of the options within 60 days after March 31, 2019 held by Mr. Rongjie Dong. The registered offices of All Worth Limited and Oriental Luck International Limited are both Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)	The business address of Mr. Steven Xiaoyi Ma is 29F, Three Pacific Place, No.1 Queens Road East, Wanchai, Hong Kong.
(4)	The business address of Mr. Hongqiang Zhao is North 20F, Raycom Infotech Park Tower C, No.2 Sciences Academy South Road, Haidian District, Beijing, the People’s Republic of China.
(5)	The business address of Mr. Xiaopeng He is No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, the People’s Republic of China.
(6)

Represents 89,698,282 Class B ordinary shares directly held by YY Inc. The registered office of YY Inc. is Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(7)

Represents 64,488,235 Class B ordinary shares directly held by Linen Investment Limited, a British Virgin Islands company wholly owned by Tencent Holdings Limited. The registered office of Linen Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge, as of March 31, 2019, a total of 41,723,521 Class A ordinary shares are held by one record holder in the United States, representing approximately 20.4% of our total outstanding shares on an as-converted basis. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which holds 41,723,521 Class A ordinary shares, representing approximately 20.4% of our total outstanding shares on an as-converted basis. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Pursuant to our amended and restated shareholders’ agreement, Tencent has a right, exercisable between March 8, 2020 and March 8, 2021, to purchase additional shares at the then fair market price to reach 50.1% of the voting power in us. If Tencent exercises such purchase right, Tencent will obtain control over our company. Other than Tencent’s purchase right discussed above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our Variable Interest Entity and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through Guangzhou Huya, our variable interest entity, and its subsidiaries based on a series of contractual arrangements. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

Agreements and Transactions with YY

Carve-out from YY to Guangzhou Huya. On December 31, 2016, YY completed the transfer of all assets, including trademarks, domain names, business contracts and tangible assets, relating to our business to Guangzhou Huya. Since January 1, 2017, Guangzhou Huya has operated our business. The historical net funding provided by YY for the business is deemed and presented as a contribution to our company from YY in our consolidated financial statements included elsewhere in this annual report.

Services arrangement. Before the completion of our carve-out, our business was operated under YY. In January 2017, Guangzhou Huya and YY entered into a series of services agreements, under which YY agreed to provide certain services to Guangzhou Huya directly related to our business, including resource, cash collection from users as a payment channel for us and purchase of services on behalf of us. The agreements are effective for the year of 2017 and have been renewed for the year of 2018, and could be renewed once per year upon mutual agreement between Guangzhou Huya and YY. In relation to such services, the arrangements between YY and us in 2017 included YY’s resource support amounting to RMB151.2 million, its purchase of services amounting to RMB155.2 million and its cash collection amounting to RMB2,352.5 million. In relation to such services, the arrangements between YY and us in 2018 included YY’s resource support amounting to RMB44.5 million (US$6.5 million), its purchase of services amounting to RMB37.4 million (US$5.4 million) and its cash collection amounting to RMB4,081.7 million (US$593.7 million).

Online advertising arrangement. In addition, we entered into an online advertising and marketing framework agreement with Guangzhou Huaduo in January 2017 and other online advertising and marketing agreements in our ordinary course of business. In 2017 and 2018, revenues derived from advertising services provided to YY amounted to RMB0.5 million and RMB2.0 million (US$0.3 million), respectively. The agreement had been renewed, and had expired on December 31, 2018.

Intellectual Property. After our carve-out, we also obtained an exclusive and royalty-free license from Guangzhou Huaduo to use 39 patents, 12 of which are under application, through the respective terms of such patents or, in the case of patent applications, through the respective application periods and terms of the patents once granted.

Non-compete agreement. On March 8, 2018, YY and us, through our respective PRC affiliated entities, entered into a non-compete agreement. Pursuant to this non-compete agreement, YY agrees not to compete with us in certain areas of our core business, for a term of four years from the date of this non-compete agreement.

Business cooperation agreement. On March 8, 2018, YY and us, through our respective PRC affiliated entities, entered into a business cooperation agreement. This business cooperation agreement sets out terms of our future cooperation in the areas including payment settlement, IT system licensing and broadcaster resources. The business cooperation agreement has a term of five years from January 1, 2018 to December 31, 2022, subject to automatic renewal of another year until terminated.

Furthermore, in 2018, we (i) had cash received in connection with purchasing short-term deposits together with YY in the amount of RMB7.1 million (US$1.0 million), (ii) had purchase of property and equipment, primarily in the form of servers, from YY in relation to the carve-out, in the amount of RMB6.4 million (US$0.9 million), and (iii) made payment on behalf of YY in the amount of RMB1.4 million (US$0.2 million).

Prior to the completion of our carve-out from YY, certain of our employees were granted awards under the 2011 share incentive scheme of YY. The share-based compensation expenses arising from such grants were allocated to us and recognized as share-based compensation expenses. In 2016, 2017 and 2018, such share-based compensation expenses related to YY’s share-based awards amounted to RMB52.1 million, RMB10.5 million and RMB5.8 million (US$0.8 million), respectively.

Transactions with Tencent

In 2018, we (i) received operation support services from Tencent in the amount of RMB106.5 million (US$15.5 million), (ii) purchased copyrights for live streaming from Tencent in the amount of RMB88.1 million (US$12.8 million), (iii) generated advertising revenue from Tencent in the amount of RMB14.3 million (US$2.1 million), and (iv) received market promotion services from Tencent in the amount of RMB2.2 million (US$0.3 million).

Shareholders’ Agreement

We entered into our amended and restated shareholders’ agreement on March 8, 2018 with our shareholders, which consist of holders of Class A and Class B ordinary shares, series A-1 preferred shares, series A-2 preferred shares and series B-2 preferred shares.

This shareholders’ agreement provides that our board of directors should consist of at least five directors, including no less than two independent directors. Tencent has the right to appoint at least one director as long as Tencent holds 20% of our issued share capital on a fully diluted basis. Notwithstanding the foregoing, any holder of a majority of the voting power in us should have the right to appoint up to the lowest number of directors that (x) constitutes a majority of the directors and (y) is no less than proportionate to such holder’s voting power in us.

Under this shareholders’ agreement, we have also granted certain registration rights to our preferred shareholders:

Demand registration rights

At any time after the date that is six months after the completion of our initial public offering, holders of 25% or more of voting power of the outstanding preferred shares or ordinary shares issued upon the conversion of the preferred shares have the right to request us effect a registration for their shares. Except for certain circumstances where we are entitled to defer a filing, upon receiving a notice of demand registration, we should promptly give a written notice to all other holders of our preferred shares or ordinary shares issued upon the conversion of our preferred shares, and make best efforts to register the shares requested to be registered. We are not obligated to effect more than three demand registrations that have been declared and ordered effective.

Form F-3 registration rights

Any holders of our preferred shares or ordinary shares issued upon the conversion of our preferred shares may request us to file an unlimited number of registration statements on Form F-3. We should promptly give a written notice to all other preferred shareholders, and make best efforts to effect the registration of the securities on Form F-3 within 15 days after we delivered such written notice. We are not obligated to effect more than eight registrations that have been declared and ordered effective.

Piggyback registration rights

If we propose to file a registration statement for a public offering of our securities, we must afford preferred shareholders or holders of ordinary shares issued upon the conversion of preferred shares an opportunity to participate in that offering. We have the right to terminate or withdraw any registration initiated by us under the piggyback registration rights prior to the effectiveness of such registration. In case of an underwritten offering, the underwriters have the right to exclude all of the shares requested to be registered in the initial public offering, or in any other public offering up to 75% of the shares requested to be registered by the holders of piggyback registration rights, subject to certain preconditions.

Tencent’s Right to Purchase Additional Shares

Within a period commencing on March 8, 2020 and ending on March 8, 2021, so long as Tencent holds a number of our shares on an as-converted basis no less than 95% of the shares that it acquired on March 8, 2018, Tencent will have exclusive right to purchase such number of our shares from us and/or from YY at the then fair market value of our shares, so that Tencent’s total voting power in us will reach 50.10% on an as-converted and fully-diluted basis immediately upon the completion of such purchase. Such right will be terminated from and after the time when Tencent holds a number of shares less than 95% of our shares that it acquired on March 8, 2018. In the event that Tencent exercises its right to acquire additional shares, YY can choose to sell its shares to Tencent. If YY does not sell any or YY sells only a portion of the shares that Tencent intends to purchase, we will issue new Class B ordinary shares to Tencent.

We have also agreed with Tencent, YY, All Worth Limited and Oriental Luck International Limited that for so long as Tencent and its affiliates hold 95% of the series B preferred shares (on an as-converted basis) that Tencent acquired on March 8, 2018, Tencent has a veto right on any proposed transaction that would constitute a deemed liquidation event (as defined in the shareholders agreement) with, issuance and sale of any equity securities of our group companies, and sale by YY, All Worth Limited and/or Oriental Luck International Limited of any equity securities of our group companies to, certain designated persons in privately negotiated transactions.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and PRC authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our websites and apps or seeking license arrangements which may not be available on commercially reasonable terms.”

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution” and “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

If we pay any dividends, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details.

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one of our Class A ordinary shares, have been listed on the NYSE since May 11, 2018. Our ADSs trade under the symbol “HUYA.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective third amended and restated memorandum and articles of association, as well as the Companies Law (2018 Revision) insofar as they relate to the material terms of our ordinary shares.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Objects of our Company

Under our third amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than holders of Class B ordinary shares or their affiliates or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person or entity who is not an affiliate of the holder of such Class B ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our third amended and restated memorandum and articles of association. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may declare and pay a dividend only out of funds legally available therefor, namely out of either our profit or our share premium account, provided that in no circumstances may we pay a dividend if, immediately after this payment, this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters subject to vote at our general meetings. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of one or more shareholders present or representing by proxy and holding shares which represent, in aggregate, not less than one-third of all votes attaching to the issued and outstanding voting shares entitled to vote at general meetings. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding, at the date of deposit of the requisition, shares which represent, in aggregate, no less than one-third of the votes attaching to all our issued and outstanding shares, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our third amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least 10 calendar days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our third amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of our name or making changes to our third amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, consolidate or subdivide their shares by ordinary resolution.

Transfer of Ordinary Shares

Subject to the restrictions in our third amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board of directors may determine.

Liquidation

On a return of capital on winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are an exempted company with limited liability registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our third amended and restated memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares

Our third amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our third amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including but not limited to:

•	the designation of the series;

•	the number of shares of the series and the subscription price thereof if different from the par value thereof;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.

Anti-takeover Provisions

Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our third amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General Meetings of Shareholders and Shareholder Proposals

Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our third amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting. We, however, will hold an annual shareholders meeting during each fiscal year, as required by the listing rules of the NYSE.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or our chairman. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of one or more shareholders present or representing by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our third amended and restated memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our third amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Election and Removal of Directors

Unless otherwise determined by our company in general meeting, our third amended and restated memorandum and articles of association provide that our board of directors will consist of not less than five directors, including no less than two independent directors and for as long as Tencent and its affiliates collectively hold 20% of the issued share capital of our company on a fully diluted basis, Tencent shall have the right to appoint at least one director. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. Our shareholders may also appoint any person to be a director by way of ordinary resolution.

Subject to restrictions contained in our third amended and restated memorandum and articles of association, a director may be removed with or without cause by ordinary resolution of our company.

In addition, the office of any director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board resolves that his office be vacated, or (v) is removed from office pursuant to our third amended and restated memorandum and articles of association.

Proceedings of Board of Directors

Our third amended and restated memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our third amended and restated memorandum and articles of association provide that the board may from exercise all the powers of our company to borrow money, to mortgage or charge all or any part of the undertaking, property and uncalled capital of our company and to issue debentures and other securities whenever money is borrowed, or as security for any debt, liability or obligation of our company or of any third party.

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•

sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members

Under the Companies Law, we must keep a register of members and there should be entered therein:

•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution.”

E.	Taxation

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Commerce & Finance Law Offices, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. Maples and Calder (Hong Kong) LLP, our legal counsel as to Cayman Islands law, has advised us that there are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We do not believe that HUYA Inc. meets all of the conditions above. HUYA Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

Commerce & Finance Law Offices, our legal counsel as to PRC law, has advised us that however, if the PRC tax authorities determine that HUYA Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of HUYA Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that HUYA Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, HUYA Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferor obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed under this circular. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that acquires our ADSs and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code or applicable United States Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, it is generally expected that a U.S. holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of our ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible to cash are categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is unclear, we intend to treat Guangzhou Huya (including its subsidiaries) as being owned by us for United States federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of Guangzhou Huya (including its subsidiaries) for United States federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of Guangzhou Huya (including its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our assets, including goodwill and other unbooked intangibles (which will depend upon the market value of our ADSs from time-to-time, which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning Guangzhou Huya for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a dividend for United States federal income tax purposes. A non-corporate recipient of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs have been approved for listing on the NYSE, which is an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. We believe that our ADSs will be readily tradable, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. See “—People’s Republic of China Taxation.” In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or ordinary shares;

•

such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the NYSE. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the NYSE. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-224202), as amended, including the prospectus contained therein, to register our Class A ordinary shares in relation to our initial public offering. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-224563) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

We will post this annual report on our website http://ir.huya.com. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs are traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the People’s Bank of China announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People’s Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on Class A our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2018, we had U.S. dollar-denominated cash and cash equivalents, short-term deposits and short-term investments of US$4.4 million and US$711.6 million and nil, respectively. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2018 would result in a decrease of RMB3.0 million in cash and cash equivalents and RMB489.3 million in short-term deposits and nil in short-term investments. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2018 would result in an increase of RMB3.0 million in cash and cash equivalents and RMB489.3 million in short-term deposits and nil in short-term investments.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS canceled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•

Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2018, we received US$2.4 million from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, as amended (File number: 333-224202) in relation to the initial public offering of 17,250,000 ADSs (reflecting the full exercise of the over-allotment option by the underwriters to purchase an additional 2,250,000 ADSs) representing 17,250,000 of our Class A ordinary shares, at a public offering price of US$12.00 per ADS. Our initial public offering closed in May 2018. Credit Suisse Security (USA) LLC, Goldman Sachs (Asia) L.L.C. and UBS Securities LLC were the representatives of the underwriters for our initial public offering. The aggregate price of the offering amount registered and sold, including the amount registered and sold for exercise of over-allotment option, were US$207.0 million.

We received net proceeds of approximately US$190.1 million from our initial public offering in May 2018 and exercise of over-allotment option. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our offering totaled US$16.9 million, which included US$14.5 million for underwriting discounts and commissions and US$2.4 million for other expenses.

In 2018, we used approximately US$18.5 million of the net proceeds from our initial public offering to invest in overseas expansion and for general corporate purpose. We intend to use the remaining proceeds from our initial public offering to expand and enhance our service offerings and strengthen our technologies, and use the balance of the proceeds for working capital and other general corporate purpose. We may also use a portion of the net proceeds for investing in, or acquiring, complementary businesses, products, services or technologies, although we have not identified any near-term investment or acquisition targets.

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, as amended (File number: 333-230706) in relation to the public offering of 18,400,000 ADSs representing 18,400,000 of our Class A ordinary shares (including 4,800,000 ADSs sold by the selling shareholder), at a public offering price of US$24.00 per ADS. Our public offering closed in April 2018. Credit Suisse Security (USA) LLC, Goldman Sachs (Asia) L.L.C., Citigroup Global Markets Inc. and Jefferies LLC were the representatives of the underwriters for our public offering. The aggregate price of the offering amount registered and sold by us were US$326.4 million. As of the date of this annual report, we have not used any proceeds from our public offering in April 2019.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Since our initial public offering, we have become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, beginning at the same time, in the event that we are no longer an emerging growth company, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm perform an audit of our internal control over financial reporting, internal control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16.B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://ir.huya.com.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2017	2018
	RMB	RMB
	(in thousands)
Audit fees(1)	5,685	9,728
Tax fees(2)	—	544

(1)

“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements and fees for assurance services rendered in connection with our initial public offering in 2018.

(2)	”Tax fees” means the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services and tax services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See “Item 16G. Corporate Governance.”

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE Listed Company Manual corporate governance listing standards. We are a “controlled company” as defined under the NYSE Listed Company Manual because YY beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

•	an exemption from the rule that a majority of our board of directors must be independent directors; and

•	the requirement that the nominating committee be composed entirely of independent directors.

A majority of the members of our board of directors are not independent directors. Not all members of our nominating and corporate governance committee are independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

As a company newly listed on the New York Stock Exchange, we are allowed to rely on the exemption under Rule 10A-3(b)(1)(iv)(A)(2), which exempts a minority of the members of the audit committee from the independence requirement for one year from the effective date of the registration statement, filed in connection with the initial public offering. We are currently relying on such exemption.

The NYSE Listed Company Manual permits a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE Listed Company Manual. Mr. Rongjie Dong, a member of our audit committee, has tendered his resignation from our audit committee, effective on May 9, 2019. Beginning on May 9, 2019, we will follow home country practice and have a two-member audit committee, in lieu of the requirement of NYSE Listed Company Manual Section 303A.07 to have an audit committee with at least three members.

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of HUYA Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

2.3	Deposit Agreement dated May 10, 2018, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-227336 ) filed with the Securities and Exchange Commission on September 14, 2018)

2.4	Amended and Restated Shareholders’ Agreement dated as of March 8, 2018 between the Registrant and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.1	The Amended and Restated 2017 Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333 224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.4	Series A Preferred Share Subscription Agreement among HUYA Inc., Huya Limited, Guangzhou Huya, Mr. Rongjie Dong, Xueling Li, YY and eight subscribers dated May 16, 2017 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.5	English translation of the Equity Interest Pledge agreement among Huya Technology, Guangzhou Huya, and Guangzhou Huaduo dated July 10, 2017 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.6	English translation of the Equity Interest Pledge Agreement among Huya Technology, Guangzhou Qinlv and Guangzhou Huya dated July 10, 2017 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.7	English translation of the Exclusive Business Operation Agreement between Huya Technology and Guangzhou Huya dated July 10, 2017 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.8	English translation of the Shareholder Voting Rights Proxy Agreement among Guangzhou Huaduo, Guangzhou Qinlv, Huya Technology and Guangzhou Huya dated July 10, 2017 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.9	English translation of the Exclusive Option Agreement among Huya Technology, Guangzhou Huaduo, Guangzhou Qinlv and Guangzhou Huya dated July 10, 2017 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

Exhibit Number	Description of Document

4.10	English translation of Assets Restructuring Agreement among Guangzhou Huya, Zhuhai Branch of Guangzhou Huya, Guangzhou Huaduo, Zhuhai Branch of Guangzhou Huaduo, and Guangzhou Huanju Shidai Information Technology Co., Ltd. dated December 31, 2016 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.11	English translation of Patent License Agreement between Guangzhou Huya and Guangzhou Huaduo dated December 31, 2016 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.12	Series B-2 Preferred Share Subscription Agreement among HUYA Inc., Huya Limited, Guangzhou Huya, Huya Technology, YY, Mr. Rongjie Dong and his affiliates, and Linen Investment Limited dated March 8, 2018 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.13	English translation of Non-Compete Agreement between Guangzhou Huaduo and Guangzhou Huya dated March 8, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.14	English translation of Business Cooperation Agreement between Guangzhou Huaduo and Guangzhou Huya dated March 8, 2018 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.15	English translation of Business Cooperation Agreement between Shenzhen Tencent Computer Systems Company Ltd. and Guangzhou Huya dated February 5, 2018 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

8.1*	Principal Subsidiaries and Variable Interest Entity of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUYA Inc.

By:	/s/ Rongjie Dong
Name: Rongjie Dong
Title: Director and Chief Executive Officer

Date: April 26, 2019

HUYA INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of HUYA Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of HUYA Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, of changes in shareholders’ (deficit) equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

April 3, 2019

We have served as the Company’s auditor since 2017.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2017 AND 2018

(All amounts in thousands, except share, ADS, per share and per ADS data)

		As of December 31,
	Note	2017	2018	2018
		RMB	RMB	US$
				(Note 2(e))
Assets
Current assets
Cash and cash equivalents	4	442,532	709,019	103,123
Short-term deposits	5	593,241	4,983,825	724,867
Short-term investments	6	—	300,162	43,657
Accounts receivable, net	7	29,847	43,849	6,378
Amounts due from related parties	22	113,311	238,839	34,738
Prepayments and other current assets	8	71,376	319,493	46,468

Total current assets		1,250,307	6,595,187	959,231

Non-current assets
Deferred tax assets	17	—	30,945	4,501
Investments	9	10,299	219,827	31,973
Property and equipment, net	10	32,315	87,419	12,715
Intangible assets, net	11	5,620	51,979	7,560
Prepayments and other non-current assets	12	2,000	120,830	17,574

Total non-current assets		50,234	511,000	74,323

Total assets		1,300,541	7,106,187	1,033,554

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Accounts payable (including amounts of the consolidated variable interest entity and its subsidiaries (“VIEs”) without recourse to the Company of RMB5,796 and RMB9,221 as of December 31, 2017 and 2018, respectively)		5,796	9,221	1,341
Deferred revenue (including amounts of the consolidated VIEs without recourse to the Company of RMB243,419 and RMB469,378 as of December 31, 2017 and 2018, respectively)	13	243,419	469,378	68,268
Advances from customers (including amounts of the consolidated VIEs without recourse to the Company of RMB3,962 and RMB14,403 as of December 31, 2017 and 2018, respectively)		3,962	14,403	2,095
Accrued liabilities and other current liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB407,849 and RMB786,612 as of December 31, 2017 and 2018, respectively)	14	424,078	852,771	124,034
Amounts due to related parties (including amounts of the consolidated VIEs without recourse to the Company of RMB8,242 and RMB31,722 as of December 31, 2017 and 2018, respectively)	22	8,395	34,673	5,043

Total current liabilities		685,650	1,380,446	200,781

Non-current liabilities
Deferred revenue (including amounts of the consolidated VIEs without recourse to the Company of RMB45,024 and RMB80,734 as of December 31, 2017 and 2018, respectively)	13	45,024	80,734	11,742

Total non-current liabilities		45,024	80,734	11,742

Total liabilities		730,674	1,461,180	212,523

Commitments and contingencies	24

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2017 AND 2018 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		As of December 31,
	Note	2017	2018	2018
		RMB	RMB	US$
				(Note 2(e))
Mezzanine equity
Series A-1 redeemable convertible preferred shares (“Preferred Shares”) (US$0.0001 par value; 17,647,058 shares authorized, issued and outstanding as of December 31, 2017, and none outstanding as of December 31, 2018)	19	407,734	—	—
Series A-2 Preferred Shares (US$0.0001 par value; 4,411,765 shares authorized, issued and outstanding as of December 31, 2017, and none outstanding as of December 31, 2018)	19	101,934	—	—
Series B-2 Preferred Shares (US$0.0001 par value; none authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	19	—	—	—

Total mezzanine equity		509,668	—	—

Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 249,957,163 and 750,000,000 shares authorized, 992,456 and 44,639,737 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	18	1	29	4
Class B ordinary shares (US$0.0001 par value; 99,007,544 and 200,000,000 shares authorized, 99,007,544 and 159,157,321 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	18	66	104	15
Additional paid-in capital		140,792	7,667,855	1,115,243
Statutory reserves	2(x)	—	34,634	5,037
Accumulated deficit		(80,968)	(2,424,182)	(352,583)
Accumulated other comprehensive income		308	366,567	53,315

Total shareholders’ equity		60,199	5,645,007	821,031

Total liabilities, mezzanine equity and shareholders’ equity		1,300,541	7,106,187	1,033,554

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(All amounts in thousands, except share, ADS, per share and per ADS data)

		For the year ended December 31,
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	US$
					(Note 2(e))
Net revenues
Live streaming		791,978	2,069,536	4,442,845	646,185
Advertising and others (including transactions with related parties of nil, RMB468 and RMB16,300 for the years ended December 31, 2016, 2017 and 2018, respectively)		4,926	115,280	220,595	32,084

Total net revenues		796,904	2,184,816	4,663,440	678,269

Cost of revenues (1) (including transactions with related parties of RMB135,420, RMB259,244 and RMB266,852 for the years ended December 31, 2016, 2017 and 2018, respectively)	15	(1,094,644)	(1,929,864)	(3,933,647)	(572,125)

Gross (loss) profit		(297,740)	254,952	729,793	106,144

Operating expenses (1)
Research and development expenses (including transactions with Parent Company of RMB73,297, RMB45,563 and RMB10,042 for the years ended December 31, 2016, 2017 and 2018, respectively)		(188,334)	(170,160)	(265,152)	(38,565)
Sales and marketing expenses (including transactions with related parties of RMB4,080, RMB6,639 and RMB4,038 for the years ended December 31, 2016, 2017 and 2018, respectively)		(68,746)	(87,292)	(189,207)	(27,519)
General and administrative expenses (including transactions with Parent Company of RMB56,408, RMB16,503 and RMB3,080 for the years ended December 31, 2016, 2017 and 2018, respectively)		(71,325)	(101,995)	(287,710)	(41,846)

Total operating expenses		(328,405)	(359,447)	(742,069)	(107,930)

Other income	16	—	9,629	38,938	5,663

Operating (loss) income		(626,145)	(94,866)	26,662	3,877

Interest and short-term investments income		518	14,049	156,549	22,769
Fair value loss on derivative liabilities		—	—	(2,285,223)	(332,372)
Foreign currency exchange gains, net		—	—	51	7

Loss before income tax benefits		(625,627)	(80,817)	(2,101,961)	(305,719)

Income tax benefits	17	—	—	50,943	7,409

Loss before share of (loss) income in equity method investments, net of income taxes		(625,627)	(80,817)	(2,051,018)	(298,310)
Share of (loss) income in equity method investments, net of income taxes	9	—	(151)	113,329	16,482

Net loss attributable to HUYA Inc.		(625,627)	(80,968)	(1,937,689)	(281,828)

Accretion to Preferred Shares redemption value	19	—	(19,842)	(71,628)	(10,417)
Deemed dividend to Series A Preferred Shareholders	19	—	—	(496,995)	(72,285)

Net loss attributable to ordinary shareholders		(625,627)	(100,810)	(2,506,312)	(364,530)

Net loss		(625,627)	(80,968)	(1,937,689)	(281,828)

Other comprehensive income:
Foreign currency translation adjustments, net of nil tax		—	308	366,259	53,270

Total comprehensive loss attributable to HUYA Inc.		(625,627)	(80,660)	(1,571,430)	(228,558)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

		For the year ended December 31,
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	US$
					(Note 2(e))
Net loss per ADS*
Basic and diluted	21	(6.26)	(1.01)	(15.02)	(2.19)
Weighted average number of ADSs used in calculating net loss per ADS
Basic and diluted	21	100,000,000	100,000,000	166,828,435	166,828,435
Net loss per ordinary share*
Basic and diluted	21	(6.26)	(1.01)	(15.02)	(2.19)
Weighted average number of ordinary shares used in calculating net loss per ordinary share
Basic and diluted	21	100,000,000	100,000,000	166,828,435	166,828,435

*	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

		For the year ended December 31,
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	US$
					(Note 2(e))
Cost of revenues		5,677	2,877	10,472	1,523
Research and development expenses		19,538	9,174	30,643	4,457
Sales and marketing expenses		326	791	1,832	266
General and administrative expenses		26,557	27,266	183,748	26,725

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Note	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Parent Company deficit	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ (deficit) equity
		Shares	Amount	Shares	Amount
			RMB		RMB	RMB	RMB	RMB	RMB	RMB
Deficit balance at January 1, 2016		—	—	—	—	—	(113,631)	—	—	(113,631)
Net increase in Parent Company investment	22	—	—	—	—	—	422,773	—	—	422,773
Capital contribution from VIE of YY	22	—	—	—	—	—	100,000	—	—	100,000
Share-based compensation related to YY’s Share-based Awards	20	—	—	—	—	—	52,098	—	—	52,098
Net loss		—	—	—	—	—	(625,627)	—	—	(625,627)

Balance at December 31, 2016		—	—	—	—	—	(164,387)	—	—	(164,387)

Deficit balance at January 1, 2017		—	—	—	—	—	(164,387)	—	—	(164,387)
Net increase in Parent Company investment	22	—	—	—	—	—	164,913	—	—	164,913
Consummation of the Carve-out		—	—	—	—	526	(526)	—	—	—
Capital contribution from VIE of YY	22	—	—	—	—	100,000	—	—	—	100,000
Deemed contribution from YY	22	—	—	—	—	20,000	—	—	—	20,000
Issuance of ordinary shares	18	992,456	1	99,007,544	66	—	—	—	—	67
Share-based compensation related to YY’s Share-based Awards	20	—	—	—	—	10,465	—	—	—	10,465
Share-based compensation related to Huya Share-based Awards	20	—	—	—	—	19,473	—	—	—	19,473
Share-based compensation related to the Chief Executive Officer’s (“CEO’s”) Awards	20	—	—	—	—	10,170	—	—	—	10,170
Accretion to Series A Preferred Shares redemption value	19	—	—	—	—	(19,842)	—	—	—	(19,842)
Net loss		—	—	—	—	—	—	(80,968)	—	(80,968)
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	—	—	308	308

Balance at December 31, 2017		992,456	1	99,007,544	66	140,792	—	(80,968)	308	60,199

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Note	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ equity
		Shares	Amount	Shares	Amount
			RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017		992,456	1	99,007,544	66	140,792	—	(80,968)	308	60,199
Share-based compensation related to YY’s Share-based Awards	20	—	—	—	—	5,833	—	—	—	5,833
Share-based compensation related to Huya Share-based Awards	20	—	—	—	—	220,862	—	—	—	220,862
Class B ordinary shares converted to Class A ordinary shares resulted from the transfer of such shares from YY to other investors	18	8,750,223	6	(8,750,223)	(6)	—	—	—	—	—
Accretion to Series A Preferred Shares redemption value prior to the extinguishment	19	—	—	—	—	(7,078)	—	—	—	(7,078)
Accretion to Series A Preferred Shares redemption value post the extinguishment	19	—	—	—	—	(6,274)	—	(4,165)	—	(10,439)
Accretion to Series B-2 Preferred Shares redemption value	19	—	—	—	—	(32,526)	—	(21,585)	—	(54,111)
Deemed dividend to Series A Preferred Shareholders	19	—	—	—	—	(151,854)	—	(345,141)	—	(496,995)
Issuance of Class A ordinary shares upon the completion of the initial public offering (“IPO”)	1(c)	17,250,000	11	—	—	1,207,738	—	—	—	1,207,749
Conversion of Series A Preferred Shares to ordinary shares upon the completion of the IPO	19	17,647,058	11	4,411,765	3	436,485	—	—	—	436,499
Conversion of Series B-2 Preferred Shares to ordinary shares upon the completion of the IPO	19	—	—	64,488,235	41	2,665,050	—	—	—	2,665,091
Derecognition of derivative liabilities upon conversion	19	—	—	—	—	3,188,827	—	—	—	3,188,827
Appropriation to statutory reserves		—	—	—	—	—	34,634	(34,634)	—	—
Net loss		—	—	—	—	—	—	(1,937,689)	—	(1,937,689)
Foreign currency translation adjustment, net of nil tax		—	—	—	—	—	—	—	366,259	366,259

Balance at December 31, 2018		44,639,737	29	159,157,321	104	7,667,855	34,634	(2,424,182)	366,567	5,645,007

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(All amounts in thousands, except share, ADS, per share and per ADS data)

		For the year ended December 31,
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	US$
					(Note 2(e))
Cash flows from operating activities
Net loss attributable to HUYA Inc.		(625,627)	(80,968)	(1,937,689)	(281,828)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation of property and equipment	10	4,202	6,864	26,818	3,901
Amortization of acquired intangible assets	11	312	804	8,224	1,196
Allowance for doubtful accounts	7	—	500	632	92
Loss on disposal of property and equipment		—	1	5	1
Share-based compensation		52,098	40,108	226,695	32,971
Share of loss (income) in equity method investments, net of income taxes		—	151	(113,329)	(16,482)
Other non-cash expense		—	20,000	—	—
Deferred income taxes		—	—	(50,943)	(7,409)
Fair value loss of derivative liabilities		—	—	2,285,223	332,372
Short-term investments income		—	—	(2,541)	(370)
Foreign currency exchange gains		—	—	(51)	(7)
Changes in operating assets and liabilities:
Accounts receivable		(2,940)	(27,407)	(14,634)	(2,129)
Prepayments and other assets		(4,343)	(21,396)	(301,697)	(43,880)
Amounts due from related parties		(1,994)	(104,154)	(132,624)	(19,289)
Accounts payable		2,673	1,097	(3,709)	(539)
Amounts due to related parties		(3,783)	8,239	26,278	3,822
Deferred revenue		32,333	220,224	261,669	38,058
Advances from customers		140	3,822	10,441	1,519
Accrued liabilities and other current liabilities		126,478	174,559	428,693	62,351

Net cash (used in) provided by operating activities		(420,451)	242,444	717,461	104,350

Cash flows from investing activities
Placements of short-term deposits		(95,000)	(1,256,153)	(5,781,911)	(840,944)
Cash paid to purchase short-term deposits together with YY	22	—	(7,096)	—	—
Cash received in connection with purchasing short-term deposits together with YY	22	—	—	7,096	1,032
Maturities of short-term deposits		—	759,497	1,775,811	258,280
Placement of short-term investments		—	—	(863,753)	(125,628)
Maturities of short-term investments		—	—	566,132	82,341
Purchase of property and equipment		(3)	(37,167)	(74,804)	(10,880)
Purchase of intangible assets		(1,132)	(6,208)	(52,583)	(7,648)
Cash paid for long-term investments		—	(10,450)	(86,200)	(12,537)
Prepayment for long-term investments	12	—	—	(67,250)	(9,781)
Cash received from disposal of an investment	9	—	—	10,000	1,454
Cash paid for other non-current assets		—	(2,000)	—	—
Proceeds from disposal of property and equipment		—	16	10	1

Net cash used in investing activities		(96,135)	(559,561)	(4,567,452)	(664,310)

Cash flows from financing activities
Net increase in Parent Company investment	22	422,773	164,913	—	—
Capital injection from VIE of YY	22	100,000	100,000	—	—
Proceeds from issuance of Series A Preferred Shares	19	—	509,535	—	—
Proceeds from issuance of Series B-2 Preferred Shares	19	—	—	2,919,112	424,567
Net proceeds from issuance of ordinary shares upon IPO		—	—	1,207,749	175,660

Net cash provided by financing activities		522,773	774,448	4,126,861	600,227

Net increase in cash and cash equivalents		6,187	457,331	276,870	40,267
Cash and cash equivalents at the beginning of the year		—	6,187	442,532	64,364
Effect of exchange rate changes on cash and cash equivalents		—	(20,986)	(10,383)	(1,508)

Cash and cash equivalents at the end of the year		6,187	442,532	709,019	103,123

		For the year ended December 31,
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	US$
					(Note 2(e))
Supplemental disclosure of cash flows information:
- Acquisition of property and equipment in form of accounts payable and amounts due to Parent Company		—	2,026	9,160	1,332

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities

(a)	Organization and principal activities

HUYA Inc. (“Huya” or the “Company”) is a subsidiary of YY Inc. (the “Parent Company” or “YY”, refer to YY Inc. or YY’s consolidated operating entities, where appropriate). The Company is a holding company incorporated in Cayman Islands on March 30, 2017 and conducts its business through its subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (“VIEs”, also refer to VIE and its subsidiaries as a whole, where appropriate) (collectively, the “Group”) in the People’s Republic of China (the “PRC”). The Group is principally engaged in operating its own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. The primary theme of the Group’s platforms is game live streaming. At the same time, the Group has also extended themes to life and entertainment topics beyond games to cater to the Group’s users’ growing entertainment demands. In providing these services, the Group has cooperated with talent agencies to assist the Group in broadcaster recruitment, live streaming training and support, promotion strategies development and content management and discipline under the Group’s guidance and supervision. These services are referred to as the “Business”. The Company generates the majority of its revenue from sales of virtual items in live streaming platforms as well as other services, which substantially consist of advertising and online games-related services.

(b)	Reorganization and Carve-out

The Business was founded by YY in 2014 and the Company has undertaken the reorganization (“Reorganization”) as detailed below. Prior to the completion of the Reorganization, the operation of the Business was carried out by YY mainly through Guangzhou Huaduo Network Technology Co., Ltd. (“Guangzhou Huaduo” or “VIE of YY”) (the “Predecessor Operations”).

Establishment of Guangzhou Huya Information Technology Co., Ltd. (“Guangzhou Huya” or “VIE of Huya”) for the Carve-out

On August 10, 2016, Guangzhou Huya was incorporated in the PRC, wholly owned by Guangzhou Huaduo, and received capital contribution from Guangzhou Huaduo amounted to RMB100,000 in 2016 and RMB100,000 in 2017, respectively, as Guangzhou Huya’s registered capital (Note 22). Subsequently, Guangzhou Huaduo transferred 0.99% of the equity interest of Guangzhou Huya to Guangzhou Qinlv Investment and Consulting Ltd, which is wholly owned by Mr. Rongjie Dong, the CEO of Huya. Guangzhou Huya has obtained the licenses to provide internet-related service in the PRC.

Carve-out from Predecessor Operations to Guangzhou Huya

Pursuant to the agreement entered into between Guangzhou Huya and YY, all assets, including the trademarks, domain names, business contracts, tangible assets and key employees, relating to the Business as of December 31, 2016 have been transferred from the Predecessor Operations to Guangzhou Huya (the “Carve-out”). Starting from January 1, 2017, Guangzhou Huya has operated the Business. The historical net funding provided by YY for the Business is deemed and presented as a contribution to the Group from YY in the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(b)	Reorganization and Carve-out (continued)

Operation support services arrangement

Before the completion of Carve-out, the Business was operated under YY. In January 2017, Guangzhou Huya and YY entered into services agreements, under which YY will provide certain services to Guangzhou Huya directly related to the Business, including cash collected by YY as a payment platform for Huya, network support and office leasing (Note 22). The agreements are effective for the year of 2017 and have been renewed for the year of 2018, and could be renewed once per year upon mutual agreement between Guangzhou Huya and YY.

Establishment of the Group entities and contractual arrangement

In 2017, the Group established Huya as the holding company, Huya Limited (“Huya HK”), a wholly owned subsidiary of Huya in Hong Kong and Guangzhou Huya Technology Co., Ltd. (“Huya Technology”), a wholly foreign-owned enterprise (“WFOE”) in the PRC, which is owned by Huya HK. On July 10, 2017, Guangzhou Huya, its legal shareholders and Huya Technology entered into a series of agreements as detailed in Note 1(e). Based on management assessment on the contractual arrangement, the Company has determined that Guangzhou Huya is a VIE of Huya Technology and the Company is the ultimate primary beneficiary of Guangzhou Huya through Huya Technology. Accordingly, the Company has consolidated Guangzhou Huya’s results of operations, assets and liabilities in the Group’s financial statements pursuant to the United States Generally Accepted Accounting Principles (“U.S. GAAP”) for the years presented. The agreements detailed in Note 1(e) were necessary to comply with PRC laws and regulations which prohibit or restrict foreign ownership of companies that provide internet content services in the PRC where licenses are required.

Basis of presentation for the Reorganization

Immediately before and after the Reorganization on July 10, 2017, all the legal entities involved in the Reorganization are ultimately controlled by YY. Since the Group and the Predecessor Operations are under common control, the accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows that are directly attributable to the Predecessor Operations before the completion of Reorganization. However, such presentation may not necessarily reflect the results of operations, financial position and cash flows if the Group had actually existed on a stand-alone basis during the years presented before the completion of Reorganization.

The assets and liabilities have been stated at historical carrying amounts. Only those assets and liabilities that are specifically identifiable to the Business are included in the Group’s consolidated balance sheets. The Group’s statements of comprehensive loss consists all the revenues, costs and expenses of the Business, including allocations to the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses, which were incurred by YY but related to the Business prior to the Carve-out.

These allocated costs and expenses primarily included:

i)

Salaries and welfares of employees of certain shared functions, including research and development and operational support departments and administrative departments supporting different business lines. For salaries and welfares of employees in research and development departments and operation support departments, allocation was based on the proportion of the number of active users of each business line. For salaries and welfare of employees in administrative departments, allocation was based on the proportion of number of staff in each business line.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(b)	Reorganization and Carve-out (continued)

Basis of presentation for the Reorganization (continued)

ii)	Bandwidth and server custody costs of certain shared functions. The allocation was based on the proportion of the number of active users of each business line.

iii)	Depreciation and amortization. Depreciation and amortization of assets of shared functions was allocated based on the number of active users of each business line.

The following table sets forth the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses allocated from YY for the year ended December 31, 2016. After the completion of the Carve-out, no costs and expenses were allocated from YY.

For the year ended December 31, 2016
RMB
Cost of revenues	132,852
Research and development expenses	64,380
General and administrative expenses	40,110
Sales and marketing expenses	3,952

Total	241,294

The Business was operated within YY for the year ended December 31, 2016 before the completion of the Carve-out. For purposes of presentation in the consolidated statements of cash flows, the cash flows from YY to support the Business is presented as funding from YY, which is included in cash flows from financing activities. The net funding from YY is also presented as “Net increase in Parent Company investment” in the consolidated statements of changes in shareholders’ (deficit) equity (Note 22).

Income tax liability is calculated based on a separate return basis as if the Group had filed separate tax returns before the completion of the Carve-out. With the completion of the Carve-out and Reorganization, the Group started to file separate tax returns and report the taxation based on actual tax return of each legal entity.

In 2014, a game publisher brought a lawsuit against YY, claiming that YY infringed its copyright by facilitating broadcasters streaming copyrighted content on YY’s game live streaming platform, which is the predecessor of Huya platform. As of April 20, 2017, the date YY issued its 2016 consolidated financial statements, the case was in the early stage and the liability could not be estimated reliably by YY, and therefore, no amount was accrued by YY for the year ended December 31, 2016. Under the arrangements between YY and Huya, YY will bear any potential liability related to the Business prior to the Carve-out date.

In November 2017, the local court passed a judgment ordering YY to compensate such game publisher for its loss as a result of the alleged copyright infringement. This judgment is not final and didn’t take effect as YY appealed the case to the appellate court. Based on its estimate as of December 31, 2017, YY recorded an estimated loss contingency of RMB20 million in its financial statements. As a result, under U.S. GAAP, Huya recorded an expense relating to such loss contingency and recognized a deemed contribution from YY.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(c)	Initial Public Offering

The Company was listed on May 11, 2018 on the New York Stock Exchange (“NYSE”) and the underwriters subsequently exercised their over-allotment option on May 15, 2018. The Company issued and sold a total of 17,250,000 American Depositary shares (“ADSs”) in these transactions, representing 17,250,000 Class A ordinary shares. Each ADS represents one Class A ordinary share. Upon the completion of the IPO, the Company’s (1) 17,647,058 outstanding Series A-1 Preferred Shares were converted into Class A ordinary shares, (2) 4,411,765 outstanding Series A-2 Preferred Shares were converted into Class B ordinary shares, and (3) 64,488,235 outstanding Series B-2 Preferred Shares were converted into Class B ordinary shares immediately as of the same date.

(d)	Principal subsidiaries and VIEs

As of December 31, 2018, the Company’s principal subsidiaries and VIE are as follows:

Name	Place of incorporation	Date of incorporation	% of direct or indirect economic ownership	Principal activities
Wholly owned subsidiaries
Huya HK	Hong Kong	January 4, 2017	100%	Investment holding
Huya Technology	PRC	June 16, 2017	100%	Software development
HUYA PTE. LTD.	Singapore	July 23, 2018	100%	Internet value added services
VIE
Guangzhou Huya	PRC	August 10, 2016	100%	Internet value added services

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(e)	Variable interest entities

VIE agreements amongst Huanju Shidai Technology (Beijing) Co., Ltd. (“Beijing Huanju Shidai” or the WFOE of YY), Guangzhou Huaduo and its nominee shareholders

Prior to the completion of the Carve-out, in order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content, the Predecessor Operations operated its websites and carried out other restricted businesses in the PRC through Guangzhou Huaduo, whose equity interests are held by certain founders of YY as nominee shareholders. YY obtained control over Guangzhou Huaduo through a wholly owned subsidiary of YY, the WFOE of YY, by entering into a series of contractual arrangements with Guangzhou Huaduo and its nominee shareholders. To comply with PRC laws and regulations which prohibit or restrict foreign ownership of internet content, the nominee shareholders are legal owners of an entity. However, the rights of those nominee shareholders have been transferred to the WFOE of YY through such contractual arrangements. These contractual arrangements include exclusive purchase option agreement, exclusive technology support and technology services agreement, exclusive business cooperation agreement, equity pledge agreement and powers of attorney. These contractual arrangements can be extended at the option of the WFOE of YY, prior to the expiration date. Management concluded that the WFOE of YY, through the contractual arrangements, has the power to direct the activities that most significantly impact Guangzhou Huaduo’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of Guangzhou Huaduo, and therefore Guangzhou Huaduo is a VIE of the WFOE of YY, of which YY is the ultimate primary beneficiary. As such, YY consolidated the financial statements of Guangzhou Huaduo. Consequently, the financial results of Guangzhou Huaduo directly attributable to the Predecessor Operations were included in the Group’s consolidated financial statements in accordance with the basis of presentation for the Reorganization as stated in Note 1(b).

The following is a summary of the contractual arrangements entered among Beijing Huanju Shidai, Guangzhou Huaduo and its nominee shareholders.

•	Exclusive Technology Support and Technology Services Agreement

Under the exclusive technology support and technology services agreement between Beijing Huanju Shidai and Guangzhou Huaduo, Beijing Huanju Shidai has the exclusive right to provide to Guangzhou Huaduo technology support and technology services related to all technologies needed for its business. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Guangzhou Huaduo to Beijing Huanju Shidai is determined by various factors, including the expenses Beijing Huanju Shidai incurs for providing such services and Guangzhou Huaduo’s revenues. The term of this agreement will expire in 2028 and may be extended with Beijing Huanju Shidai’s written confirmation prior to the expiration date. Beijing Huanju Shidai is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huaduo.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(e)	Variable interest entities (continued)

VIE agreements amongst Huanju Shidai Technology (Beijing) Co., Ltd. (“Beijing Huanju Shidai” or the WFOE of YY), Guangzhou Huaduo and its nominee shareholders (continued)

•	Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Beijing Huanju Shidai and Guangzhou Huaduo, Beijing Huanju Shidai has the exclusive right to provide to Guangzhou Huaduo technology support, business support and consulting services related to the services provided by Guangzhou Huaduo, the scope of which is to be determined by Beijing Huanju Shidai from time to time. Beijing Huanju Shidai owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Guangzhou Huaduo to Beijing Huanju Shidai is a certain percentage of its earnings. The term of this agreement will expire in 2039 and may be extended with Beijing Huanju Shidai’s written confirmation prior to the expiration date. Beijing Huanju Shidai is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huaduo.

•	Exclusive Option Agreement

The parties to the exclusive option agreement are Beijing Huanju Shidai, Guangzhou Huaduo and each of the nominee shareholders of Guangzhou Huaduo. Under the exclusive option agreement, each of the nominee shareholders of Guangzhou Huaduo irrevocably granted Beijing Huanju Shidai or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Guangzhou Huaduo. Beijing Huanju Shidai or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Beijing Huanju Shidai’s prior written consent, Guangzhou Huaduo’s nominee shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou Huaduo. The term of this agreement is ten years and may be extended at Beijing Huanju Shidai’s sole discretion.

•	Power of Attorney

Pursuant to the irrevocable power of attorney executed by each nominee shareholder of Guangzhou Huaduo, each such nominee shareholder appointed Beijing Huanju Shidai as its attorney-in-fact to exercise such shareholders’ rights in Guangzhou Huaduo, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huaduo requiring shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huaduo. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Guangzhou Huaduo.

•	Share Pledge Agreement

Pursuant to the share pledge agreement between Beijing Huanju Shidai and the nominee shareholders of Guangzhou Huaduo, the nominee shareholders of Guangzhou Huaduo have pledged all of their equity interests in Guangzhou Huaduo to Beijing Huanju Shidai to guarantee the performance by Guangzhou Huaduo and its nominee shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement, exclusive technology support and technology services agreement and powers of attorney. If Guangzhou Huaduo and/or its nominee shareholders breach their contractual obligations under those agreements, Beijing Huanju Shidai, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(e)	Variable interest entities (continued)

VIE agreements amongst Huya Technology, Guangzhou Huya and its nominee shareholders

In connection with the Reorganization completed on July 10, 2017, similar contractual arrangements have been entered into among the Company’s wholly owned subsidiary, Huya Technology, and Guangzhou Huya and its nominee shareholders. The Company obtained control over Guangzhou Huya through Huya Technology, which is a wholly owned subsidiary of the Company, by entering into a series of contractual arrangements with Guangzhou Huya and its nominee shareholders. To comply with PRC laws and regulations which prohibit or restrict foreign ownership of internet content, the nominee shareholders are legal owners of an entity. However, the rights of those nominee shareholders have been transferred to Huya Technology through such contractual arrangements. These contractual arrangements include exclusive purchase option agreements, exclusive business cooperation agreements, equity pledge agreements and powers of attorney. These contractual arrangements can be extended at the option of Huya Technology, prior to the expiration date. Management concluded that Huya Technology, through the contractual arrangements, has the power to direct the activities that most significantly impact Guangzhou Huya’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of Guangzhou Huya, and therefore Guangzhou Huya is a VIE of Huya Technology, of which the Company is the ultimate primary beneficiary. Accordingly, the Company consolidates Guangzhou Huya’s results of operations, assets and liabilities in the Group’s consolidated financial statements pursuant to U.S. GAAP since the establishment of Guangzhou Huya. Refer to Note 2(b) to the consolidated financial statements for the principles of consolidation.

The following is a summary of the contractual arrangements entered among Huya Technology, Guangzhou Huya and its nominee shareholders.

•	Exclusive Business Cooperation Agreement

Huya Technology and Guangzhou Huya entered into exclusive business cooperation agreement under which Guangzhou Huya engages Huya Technology as its exclusive provider of technology support, business support and consulting services. Guangzhou Huya shall pay to Huya Technology service fees, which is determined by Huya Technology at its sole discretion. Huya Technology shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising from the performance of the agreement. During the term of the agreement, Guangzhou Huya shall not accept any consultations and/or services provided by any third party and shall not cooperate with any third party for the provision of identical or similar services without prior consent of Huya Technology. The term of this agreement is ten years and will be extended for ten years automatically after expiration, unless otherwise agreed by both parties in a written agreement. Huya Technology is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya. The service fees that the Company’s WFOE charged to the VIE amounted to nil, RMB8,547, and RMB420,165, respectively, for the fiscal years ended December 31, 2016, 2017 and 2018, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(e)	Variable interest entities (continued)

VIE agreements amongst Huya Technology, Guangzhou Huya and its nominee shareholders (continued)

•	Exclusive Purchase Option Agreement

Under the exclusive purchase option agreement, the nominee shareholders of Guangzhou Huya have granted Huya Technology or its designated representative(s) irrevocably an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Guangzhou Huya at the lowest price permitted by the laws of the PRC applicable at the time of exercise. Huya Technology or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Huya Technology’s prior written consent, the nominee shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou Huya. The term of this agreement is ten years and may be extended for another ten years at Huya Technology’s sole discretion. Huya Technology is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya.

•	Equity Pledge Agreement

Pursuant to the equity pledge agreement, the nominee shareholders of Guangzhou Huya have pledged all of their equity interests in Guangzhou Huya to Huya Technology to guarantee the performance by Guangzhou Huya and its nominee shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive purchase option agreement, and powers of attorney. The nominee shareholders shall not transfer or assign the equity interests, the rights and obligations in the equity pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of Huya Technology without Huya Technology’s written consent. If Guangzhou Huya and/or its nominee shareholders breach their contractual obligations under those agreements, Huya Technology, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.

•	Power of Attorney

Pursuant to the irrevocable power of attorney, Huya Technology is authorized by each of the nominee shareholders as its attorney-in-fact to exercise such nominee shareholders’ rights in Guangzhou Huya, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huya requiring nominee shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huya and rights to information relating to all business aspects of Guangzhou Huya. The term of this agreement is ten years from the execution date of this agreement and will be automatically extended for one more year indefinitely. Huya Technology has sole discretion to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(e)	Variable interest entities (continued)

Risks in relation to the VIE structure

Upon completion of the Reorganization on July 10, 2017, a significant part of the Group’s business has been conducted through Guangzhou Huya, or the VIE of Huya. The Company has become the primary beneficiary of Guangzhou Huya through contractual arrangements. In the opinion of management, the contractual arrangements with the VIE and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIE were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements. In March 2019, the National People’s Congress enacted PRC Foreign Investment Law which would be effective starting from January 1, 2020. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Existing laws or administrative regulations remain unclear whether the contractual arrangements with variable interest entities will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. However, the possibility that such entities will be deemed as foreign invested enterprise and subject to relevant restrictions in the future shall not be excluded. If variable interest entities fall within the definition of foreign investment entities, the Group’s ability to use the contractual arrangements with its VIE and the Group’s ability to conduct business through the VIE could be severely limited. The Group’s ability to control the VIE also depends on the power of attorney that the wholly owned subsidiary of the Group has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Group believes these power of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure and the contractual arrangements with the VIE through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

•	revoke or refuse to grant or renew the Group’s business and operating licenses;

•	restrict or prohibit related party transactions between the wholly owned subsidiary of the Group and the VIE;

•	impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;

•	require the Group to alter, discontinue or restrict its operations;

•	restrict or prohibit the Group’s ability to finance its operations, and;

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(e)	Variable interest entities (continued)

Risks in relation to the VIE structure (continued)

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIE, which may result in deconsolidation of the VIE in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group’s operations depend on the VIE to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIE or the nominee shareholders of the VIE fail to perform their obligations under those arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(e)	Variable interest entities (continued)

Risks in relation to the VIE structure (continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs taken as a whole, including the Predecessor Operations, which were included in the Group’s consolidated balance sheets and consolidated statements of comprehensive loss. Transactions between the VIEs and the Group’s subsidiaries are eliminated in the financial information presented below:

	As of December 31,	As of December 31,
	2017	2018
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	399,945	668,531
Short-term deposits	150,000	100,000
Short-term investments	—	300,162
Accounts receivable, net	29,207	43,469
Amounts due from related parties	111,552	237,112
Prepayments and other current assets	62,547	195,381

Total current assets	753,251	1,544,655

Non-current assets
Deferred tax assets	—	30,945
Investments	10,299	219,827
Property and equipment, net	32,315	85,550
Intangible assets, net	5,620	51,979
Prepayments and other non-current assets	2,000	115,689

Total non-current assets	50,234	503,990

Total assets	803,485	2,048,645

Liabilities
Current liabilities
Accounts payable	5,796	9,221
Deferred revenue	243,419	469,378
Advances from customers	3,962	14,403
Accrued liabilities and other current liabilities	407,849	786,612
Amounts due to related parties	8,242	31,722

Total current liabilities	669,268	1,311,336

Non-current liabilities
Deferred revenue	45,024	80,734

Total non-current liabilities	45,024	80,734

Total liabilities	714,292	1,392,070

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(e)	Variable interest entities (continued)

Risks in relation to the VIE structure (continued)

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenues	796,904	2,177,587	4,659,245
Net (loss) income	(580,639)	(74,390)	406,803

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net cash (used in) provided by operating activities	(375,463)	237,654	601,022
Net cash used in investing activities	(96,135)	(110,809)	(516,902)
Net cash provided by (used in) financing activities	522,773	266,913	(3,647)

2.	Principal accounting policies

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the U.S. GAAP to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the consolidated financial statements are summarized below.

(b)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Company’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Huya Technology and ultimately the Company hold all the variable interests of the VIE and has been determined to be the primary beneficiary of the VIE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(c)	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, related disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Actual results could differ materially from such estimates. The Company believes that assessment of whether the Group acts as a principal or an agent in different revenue streams, the determination of estimated selling prices of multiple element revenue contracts, income taxes, allocation of costs and expenses prior to the Carve-out, determination of the fair value of derivative liabilities arising from Preferred Shares prior to the IPO, subsequent adjustment due to significant observable price change for the equity investments without readily determinable fair values and not accounted for by the equity method, represent critical accounting policies that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d)	Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Hong Kong, Cayman Islands and Singapore is United States dollar (“US$”), while the functional currency of the Group’s entities in PRC is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive loss in the statement of comprehensive loss.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange gains / losses, net in the consolidated statement of comprehensive loss.

(e)	Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8755 on December 31, 2018 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(f)	Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term and highly liquid investments placed with banks, which have both of the following characteristics:

i)	Readily convertible to known amounts of cash throughout the maturity period;

ii)	So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

The Group considers all highly liquid investments with original maturities of three months or less as cash equivalents.

(g)	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities of more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statement of comprehensive loss during the years presented.

(h)	Short-term investments

For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive loss.

(i)	Accounts receivable

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and a loss is probable and estimable. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts on an individual basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(j)	Investment

Equity Investments without Readily Determinable Fair Values

ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The new guidance will require modified retrospective application to all outstanding instruments beginning January 1, 2018, with a cumulative effect adjustment recorded to opening accumulated deficit as of the beginning of the first period in which the guidance becomes effective. However, changes to the accounting for equity securities without a readily determinable fair value will be applied prospectively.

Prior to fiscal 2018, equity securities without readily determinable fair values were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. The Company adopted the new financial instruments accounting standard from January 1, 2018 and there was no impact on the consolidated financial statements for the year ended December 31, 2018 upon the initial adoption as the Group’s equity security that existed as of December 31, 2017 was investment under cost method with no accumulated other comprehensive income recognized before adoption of the new financial instruments accounting standard. After the adoption of this new accounting standard, the Company elected to record equity investments without readily determinable fair values and not accounted for by the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and will report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.

Equity Investments Accounted for Using the Equity Method

The Group accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for share of the earnings or loss of the investee after the date of investment. The Group assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(k)	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. Residual rate is determined based on the economic value of the property and equipment at the end of the estimated useful lives as a percentage of the original cost. Property and equipment mainly consist of servers, computers and equipment.

	Estimated useful lives	Residual rate
Servers, computers and equipment	3-5 years	0	%-5%

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of comprehensive loss.

(l)	Intangible assets

Intangible assets mainly consist of license, copyrights of video content, domain names, trademark and software. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Estimated useful lives
License	15 years
Copyrights of video content	1-4 years
Domain names	15 years
Software	1-5 years
Trademark	5 years

(m)	Impairment of long-lived assets

For long-lived assets other than investments whose impairment policy is discussed elsewhere in the financial statements, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group tests impairment of long-lived assets at the reporting unit level when impairment indicator appeared and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. For the years reported, the Group has only one reporting unit.

No impairment of long-lived assets was recognized for the years ended December 31, 2016, 2017 and 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(n)	Mezzanine equity

Mezzanine equity represents the Series A-1 Preferred Shares, Series A-2 Preferred Shares and Series B-2 Preferred Shares (collectively, the “Pre-IPO Preferred Shares”) issued by the Company prior to IPO. The Pre-IPO Preferred Shares are redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. Therefore, the Group classifies the Pre-IPO Preferred Shares as mezzanine equity (Note 19).

In accordance with ASC 480-10, the mezzanine equity was initially measured based on its fair value at date of issue. Since the Pre-IPO Preferred Shares will be redeemable at the holder’s option 4 years from issuance if the Pre-IPO Preferred Shares are not converted, either voluntarily or automatically upon a qualified IPO. The Company accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date of the instrument using the interest method.

Moreover, according to ASC-480-10-S99-2, where fair value at date of issue is less than the mandatory redemption amount, the carrying amount shall be increased by periodic accretions, using the interest method, so that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date. Each type of increase in carrying amount shall be recorded as charges against retained earnings or, in the absence of retained earnings, by charges against additional paid-in capital. As such, the accretion to the carrying amount of preferred share is recognized at minimum rate per annum of issuance price and plus the dividend declared.

(o)	Revenue

On January 1, 2018, the Group adopted ASC 606, “Revenue from Contracts with Customers” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting under Topic 605. Based on the Company’s assessment, the adoption of ASC 606 did not have any material impact to the Group’s consolidated financial statements and there were no material differences between the Company’s adoption of ASC 606 and its historic accounting under ASC 605.

Revenues are recognized when control of the promised virtual items or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those virtual items or services. The following table disaggregates the Group’s revenue by major type for the years ended December 31, 2016, 2017 and 2018:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Live streaming	791,978	2,069,536	4,442,845
Other revenues (1)	4,926	115,280	220,595

Total	796,904	2,184,816	4,663,440

(1)	Other revenues mainly include advertising and online games revenues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(o)	Revenue (continued)

Revenue recognition and significant judgments

(i)	Live streaming

The Group is principally engaged in operating its own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. It generates revenue from sales of virtual items in the platforms. The Group has a recharge system for users to purchase the Group’s virtual currency then purchase virtual items for use. Users can recharge via various online third-party payment platforms, including WeChat Pay, AliPay and other payment platforms. Virtual currency is non-refundable and without expiry. As the virtual currency is often consumed soon after it is purchased based on history of turnover of the virtual currency, the Group considers it does not expect to be entitled to a breakage amount for the virtual currency. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated. The Group shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with broadcasters and talent agencies in accordance with their revenue sharing arrangements. Broadcasters, who do not have revenue sharing arrangements with the Group, are not entitled to any revenue sharing fee.

The Group evaluates and determines that it is the principal and views users to be its customers. The Group reports live streaming revenues on a gross basis. Accordingly, the amounts billed to users are recorded as revenues and revenue sharing fee paid to broadcasters and talent agencies are recorded as cost of revenues. Where the Group is the principal, it controls the virtual items before they are transferred to users. Its control is evidenced by the Group’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Group being primarily responsible to users and having a level of discretion in establishing pricing.

The Group designs, creates and offers various virtual items for sales to users with pre-determined stand-alone selling price. Sales proceeds are recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period of time. Users can purchase and present consumable items to broadcasters to show support for their favorite broadcasters, or purchase time-based virtual items for one or multiple months for a monthly fee, which provide users with recognized status, such as priority speaking rights or special symbols over a period of time. Revenue related to each of consumable items as a single performance obligation provided on a consumption basis, is recognized at the point in time when the virtual item is transferred directly to the users and consumed by them, while revenue related to time-based virtual items provided on a subscription basis is recognized ratably over the contract period. The Group does not have further performance obligations to the user after the virtual items are consumed immediately or after the stated contract period of time for time-based items.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(o)	Revenue (continued)

Revenue recognition and significant judgments (continued)

(i)	Live streaming (continued)

The Group may also enter into contracts that can include various combinations of virtual items, which are generally capable of being distinct and accounted for as separate performance obligations, such as Huya Noble Member Program. Determining whether those virtual items are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The contract of Huya Noble Member Program, which is normally purchased on a monthly basis, includes three major virtual items, a) the noble member status, b) the virtual currency coupons, and c) the right of subsequent renewal at a discounted price, which are considered distinct and accounted for separately under ASC 606. A noble member status itself cannot be purchased on a standalone basis, and it is used for one month but the users can simultaneously purchase multiple months of the package (with effective period of noble member status limited to a maximum of 24 months from date of purchase) at any point in time. The virtual currency coupons, which have the same purchase power as the Group’s virtual currency but with expiry dates, is valid to purchase virtual items for a fixed period. Judgment is required to determine standalone selling price for each distinct performance obligation and the Group then allocates the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. In instances where standalone selling price is not directly observable as the Group does not sell the virtual item separately, such as the noble member status and the virtual currency coupons, the Group determines the standalone selling price based on pricing strategies, market factors and strategic objectives. In respect of the right of subsequent renewal at a discounted price, the Group estimates individual user’s times of renewal based on historical data of users’ spending pattern and average times of renewal. The Group recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For revenue allocated to noble member status, it’s generally recognized ratably over the contract period as users simultaneously consume and receive benefits. For revenue related to virtual currency coupons provided on a consumption basis, virtual currency coupons used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed above unless otherwise stated. Although the virtual currency coupons have expiry dates, the Group considers the impact of the breakage amount for virtual currency coupons is insignificant as historical data shows that virtual currency coupons are consumed shortly after they are released to users and the forfeiture rate remains relatively low for the periods reported, therefore, the Group does not expect to be entitled to a breakage amount for the virtual currency coupons. For the right of subsequent renewal at a discounted price, upon each time a subsequent renewal is purchased, the cash received is recorded as deferred revenue and allocated proportionally to the noble member status and virtual currency coupons based on their relative standalone selling price and revenue is then recognized following the revenue recognition method of noble member status and virtual currency coupons as described above.

As the Group’s live streaming virtual items are generally sold without right of return and the Group does not provide any other credit and incentive to its users, therefore accounting of variable consideration when estimating the amount of revenue to recognize is not applicable to the Group’s live streaming business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(o)	Revenue (continued)

Revenue recognition and significant judgments (continued)

(ii)	Advertising

The Group primarily generates advertising revenues from sales of various forms of advertising and provision of promotion campaigns on the live streaming platforms by way of advertisement display or integrated promotion activities in shows and programs on the live streaming platforms. Advertisements on the Group’s platforms are generally charged on the basis of duration, and advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where the service is transferred to the Group’s customers, advertising revenues from advertising contracts are recognized ratably over the contract period of display.

The Group enters into advertising contracts directly with advertisers or third-party advertising agencies that represent advertisers. Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 1 to 3 months. Both third-party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within 3 months. In instances where the timing of revenue recognition differs from the timing of billing, the Group has determined the advertising contracts generally do not include a significant financing component. The primary purpose of the credits terms is to provide customers with simplified and predictable ways of purchasing the Group’s advertising services, not to receive financing from its customers or to provide customers with financing.

Certain customers may receive sales incentives in the forms of discounts and rebates to advertisers or advertising agencies based on purchase volume, which are accounted for as variable consideration. The Group estimates these amounts based on the expected amount to be provided to customers considering the contracted rebate rates and estimated sales volume based on historical experience, and reduce revenues recognized. For the years ended December 31, 2016, 2017 and 2018, the amounts of discounts and rebates to advertising customers were RMB371, RMB8,714 and RMB21,796, respectively. The Group believes that there will not be significant changes to its estimates of variable consideration.

(iii)	Online games revenues

The Group generates revenues from offering virtual items in online games developed by the Group itself or third parties to game users. The Group has a recharge system for game user to purchase game tokens for use. Game user can recharge via various online third-party payment platforms, including WeChat Pay, AliPay and other payment platforms. Game tokens is non-refundable and without expiry. As the game token is often consumed soon after it is purchased based on history of turnover of the game token, the Group considers it does not expect to be entitled to a breakage amount for the game token.

The majority of online games revenues were derived from the Group’s self-developed games for the years presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(o)	Revenue (continued)

Revenue recognition and significant judgments (continued)

(iii)	Online game revenues (continued)

With respect to the game operation contracts entered into between the Group and distribution platforms for co-publishing or between the Group and users for self-publishing, the Group owns the games’ copyrights and other intellectual property, and takes primary responsibilities of game development and game operation, including designing, development, and updating of the games including the game content, as well as the pricing of virtual items, providing on-going updates of new contents and bug fixing, determining the distribution platforms and payment channels, and providing customer services. Therefore, the Group considers itself to be the principal in these contracts and views users to be its customers. Revenues derived from self-developed games are recorded on a gross basis, and fees to be shared with distribution platforms and payment handling costs charged by payment platforms are recorded as cost of revenues.

Users play games free of charge and are charged for purchases of virtual items mainly including consumable and perpetual items, which can be utilized to enhance users’ game-playing experience. Consumable items represent virtual items that can be consumed by a specific user within a specified period of time. Perpetual items represent virtual items that are accessible to the users’ account over the life of the online games. The Group maintains information on consumption details of in-game virtual items, therefore, the Group recognizes revenues based on item-based model: (1) for consumable items, the revenue is recognized immediately upon consumption as the Group does not have further performance obligations to the user after the virtual items are consumed immediately; (2) for perpetual items, as the Group has responsibilities to ensure the game users can continue to gain access to the games to get the in-game experience and benefit after the sale of the perpetual items and the Group’s service obligations are directly linked to each game user’s engagement, therefore, the revenue from sales of perpetual items is recognized ratably over the user relationship period of a specific game as described below.

The estimated user relationship period is based on data collected from those game users who have purchased game tokens. The Group maintains a system that captures the following information for each game user: (a) the frequency that game users log into each game, and (b) the amount and the timing of when the game users charge his or her game token. The Group estimates the user relationship period for a particular game to be the date a user purchases a game token through the date the Group estimates the game user plays the game for the last time. This computation is completed on a user by user basis. Then, the results for all analyzed users are averaged to determine an estimated end user relationship period for each game. Revenues from in-game payments of each month are recognized over the user relationship period estimated for that game.

The determination of user relationship period is based on the Group’s best estimate that takes into account all known and relevant information at the time of assessment. The Group assesses the estimated user relationships on a monthly basis. Any adjustments arising from changes in the user relationship as a result of new information will be accounted as a change in accounting estimate in accordance with ASC 250 Accounting Changes and Error Corrections.

Contract balances

The Group collects accounts receivable from various online payment platforms, distribution platforms and advertising customers. The allowance for doubtful accounts reflects the Group’s best estimate of probable losses inherent in the accounts receivable balance. The Group determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. The activity in the allowance for doubtful accounts for the years presented is disclosed and detailed in Note 7.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(o)	Revenue (continued)

Contract balances (continued)

The opening balance of accounts receivable from both third-party and related party payment platforms was nil as of January 1, 2017. As of December 31, 2017 and 2018, accounts receivable from third-party payment platforms were RMB14,459 and RMB30,507, respectively, and accounts receivable from related parties as payment platforms were RMB101,536 and RMB239,290, respectively. No impairment was recognized for the years presented.

The opening balance of accounts receivable from third-party distribution platforms as of January 1, 2017 was nil. As of December 31, 2017 and 2018, accounts receivable from third-party distribution platforms were RMB2,215 and RMB2,941, respectively. No accounts receivable were from related party distribution platforms as of January 1, 2017, December 31, 2017 and 2018. No impairment was recognized for the years presented.

The opening balance of accounts receivable from third-party advertising customers as of January 1, 2017 was RMB2,940. As of December 31, 2017 and 2018, accounts receivable from third-party advertising customers were RMB13,673 and RMB11,323, respectively. No accounts receivable were from related party advertising customers as of January 1, 2017 and December 31, 2017, and the balance of accounts receivable from Tencent Holdings Limited (“Tencent”, also refer to Tencent’s consolidated operating entities, where appropriate) was RMB5,926 as of December 31, 2018. During the years ended December 31, 2016, 2017 and 2018, the Group recognized impairments, net of recoveries, for accounts receivable from third-party advertising customers amounted to nil, RMB500 and RMB632, respectively.

Contract liabilities primarily consists of deferred revenue for unconsumed virtual items and unamortized revenue from virtual items in the Group’s platforms, where there is still an obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.

The opening balance of deferred revenue related to live streaming business as of January 1, 2017 was RMB68,219. As of December 31, 2017 and 2018, deferred revenue related to live streaming business were RMB285,826 and RMB543,245, respectively. During the year ended December 31, 2016, 2017 and 2018, the Group recognized revenue of live streaming business amounted to RMB27,318, RMB56,526 and RMB240,802, respectively, that was included in the corresponding contract liability balance at the beginning of the years.

The opening balance of deferred revenue related to online games business as of January 1, 2017 was nil. As of December 31, 2017 and 2018, deferred revenue related to online games business were RMB2,193 and RMB6,387, respectively. During the year ended December 31, 2016, 2017 and 2018, the Group recognized revenue of online games business amounted to nil, nil and RMB2,193, respectively, that was included in the corresponding contract liability balance at the beginning of the years.

During the year ended December 31, 2016, 2017 and 2018, the Group does not have any arrangement where the performance obligations have already been satisfied in the past year, but the corresponding revenue is only recognized in a later year.

As of December 31, 2018, the aggregate amount of the transaction price allocated to the remaining performance obligation is RMB550,112, the Company expects to recognize the remaining performance obligation as revenue as follows. However, the amount and timing of revenue recognition is largely driven by customer usage, which can extend beyond the original contractual term.

	2019	2020 and after	Total
	RMB	RMB	RMB
Revenue expected to be recognized	469,378	80,734	550,112

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(p)	Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees and content costs, including payments to various broadcasters, and content providers, (ii) bandwidth costs, (iii) salaries and welfare, (iv) depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platform, (v) payment handling costs, (vi) other taxes and surcharges, (vii) Share-based compensation, and (viii) other costs.

(q)	Research and development expenses

Research and development expenses primarily consist of (i) salaries and welfare for research and development personnel, (ii) share-based compensation for research and development personnel, and (iii) rental expenses. Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

The Company recognizes software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Company has not capitalized any costs related to internal use software during the years ended December 31, 2016, 2017 and 2018.

(r)	Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) advertising and market promotion expenses and (ii) salaries and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB57,077, RMB72,960 and RMB155,709 for the years ended December 31, 2016, 2017 and 2018, respectively.

(s)	General and administrative expenses

General and administrative expenses primarily consist of (i) share-based compensation for management and administrative personnel, and (ii) salaries and welfare for general and administrative personnel.

(t)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statement of comprehensive loss amounted to RMB52,367, RMB48,312 and RMB80,436 for the years ended December 31, 2016, 2017 and 2018, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(u)	Share-based compensation

Share-based compensation expense arises from share-based awards, including restricted share units granted by YY with its own underlying shares to certain management and other key employees who to some extent provide services to the Group (“YY’s Share-based Awards”), share options for the purchase of Huya’s ordinary shares and Huya’s restricted share units, granted by the Group to its management, key employees and non-employees (“Huya Share-based Awards”) and ordinary shares granted to the Company’s CEO by YY(“CEO’s Awards”).

YY’s Share-based Awards

In determining the fair value of restricted share units granted, the fair value of the underlying shares of YY on the grant dates is applied. The grant date fair value of restricted share units is based on stock price of YY in the NASDAQ Global Market.

Share-based compensation expense for restricted share units granted under YY share-based incentive plans is recognized using the graded vesting method, net of estimated forfeiture rates, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant based on historical forfeiture rates and will be revised in the subsequent periods if actual forfeitures differ from those estimates.

Huya’s share options

Prior to the IPO date (Note 1(c)), in determining the fair value of share options granted, a binomial option-pricing model is applied. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends. Following the listing of the Company, the grant date fair value of share options is based on stock price of the Company’s ordinary share in NYSE minus the respective exercise price.

Share-based compensation expense for share options granted to employees of the Group is measured based on their grant-date fair values and recognized over the requisite service period, which is generally the vesting period. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and the related compensation expense is not recorded for the number of awards so estimated.

Huya’s restricted share units and CEO’s Awards

Fair value of restricted share units (“RSUs”) and CEO’s Awards is determined with reference to the fair value of the underlying shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(u)	Share-based compensation (continued)

Huya’s restricted share units and CEO’s Awards (continued)

Prior to the IPO, in determining the fair value of the ordinary shares granted, a combination of discounted cash flow method (“DCF”) under income approach and guideline companies method (“GCM”) under market approach is applied, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. DCF method of the income approach involves applying appropriate weighted average cost of capital, or WACC, to discount the future cash flows forecast, based on the Company best estimates as of the valuation date, to present value. The WACC was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors. GCM was also adopted under the market approach to arrive at an equity valuation for the Company. GCM employs trading multiples method of selected public comparable companies including trailing and leading Enterprise Value/Revenue multiples. Based on the Company current stage of development and the conceptual strength of the income approach, the Company assigned 50% weight to each of the income approach and the market approach for the valuation date.

Upon the completion of IPO, the fair value of restricted share units is determined with reference to stock price of Huya in NYSE.

The share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the graded-vesting attribution method, net of estimated forfeitures, over the requisite service period.

Awards granted to non-employees

Awards granted to non-employees are initially measured at fair value on the grant date and periodically re-measured thereafter until the earlier of the performance commitment date or the date the service is completed and recognized over the period the service is provided. Awards are re-measured at each reporting date using the fair value as at each period end until the measurement date, generally when the services are completed and share-based awards are vested. Changes in fair value between the interim reporting dates are attributed consistent with the method used in recognizing the original compensation costs.

Adoption of ASU 2017-09

ASU 2017-09, Compensation—Stock Compensation (Topic 718), Scope of Modification Accounting, provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718.

An entity should account for the effects of a modification unless all the following are met:

•

The fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification.

•	The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(u)	Share-based compensation (continued)

Adoption of ASU 2017-09 (continued)

•	The classification of the modified award as an equity instrument or a liability instrument is the same as the classification immediately before the original award is modified.

The current disclosure requirements in Topic 718 apply regardless of whether an entity is required to apply modification accounting under the amendments in this ASU 2017-09.

The Company adopted this amendments to Subtopic 718-10 and there was no impact on the consolidated financial statements for the year ended December 31, 2018 as the Company did not change the terms and conditions of a share-based payment award during the years presented.

(v)	Leases

Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership of the leased property is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the leased property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating lease are charged to the consolidated statement of comprehensive loss on a straight-line basis over the term of underlying lease. The Group has no capital lease for any of the years presented.

(w)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in statement of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Income tax liability is calculated based on a separate return basis as if the Group had filed separate tax returns before the completion of the Carve-out.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(w)	Income taxes (continued)

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive loss. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2016, 2017 and 2018. As of December 31, 2017 and 2018, the Group did not have any significant unrecognized uncertain tax positions.

Adoption of ASU 2016-16

In October 2016, the FASB issued ASU 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory (Topic 740). This standard will require entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory at the time of transfer. This standard requires a modified retrospective approach to adoption. The Company adopted ASU 2016-16 as of January 1, 2018 using a modified retrospective transition method, no reclassification of prepaid income taxes related to asset transfers that occurred prior to adoption from other current and non-current assets to opening retained earnings.

(x)	Statutory reserves

The Group’s PRC entities are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Group’s subsidiaries registered as WFOEs have to make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to reserve funds including general reserve fund, and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the company. Appropriation to the staff bonus and welfare fund is at the company’s discretion.

In addition, in accordance with the Company Laws of the PRC, the Group’s entities registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the off-setting of losses or increasing capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to staff and for the collective welfare of employees. All these reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(x)	Statutory reserves (continued)

During the year ended December 31, 2016, 2017 and 2018, appropriations to general reserve fund and statutory surplus fund amounted to nil, nil and RMB34,634, respectively.

(y)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(z)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2016, 2017 and 2018. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(aa)	Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretion of redemption feature and deemed dividend related to the Company’s redeemable convertible preferred shares (Note 19), by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options and the vesting of restrict share units using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

(bb)	Segment reporting

The Group’s chief operating decision maker has been identified as its CEO, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. Therefore, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(cc)	Recently issued accounting pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 (Topic 842) “Leases”. Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, “Leases”. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. The Company will adopt the new standard using the optional transition method (from ASU 2018-11, Leases Targeted Improvements) for fiscal years and interim periods within 2019. As permitted under the transition guidance, the Company will carry forward the assessment of whether the existing contracts contain or are leases, classification of the leases and remaining lease terms. Based on the portfolio of leases as of December 31, 2018, approximately RMB92,075 of lease assets and RMB91,654 of liabilities will be recognized on our balance sheet upon adoption, primarily relating to real estate.

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company does not expect ASU 2016-13 to have a material impact to the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting: The amendments in this Update expand the scope of Topic 718 to include share based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company does not expect ASU 2018-07 to have a material impact to the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this standard will remove, modify and add certain disclosures under ASC Topic 820, Fair Value Measurement, with the objective of improving disclosure effectiveness. ASU 2018-13 will be effective for the Group’s fiscal year beginning January 1, 2020, with early adoption permitted. The transition requirements are dependent upon each amendment within this update and will be applied either prospectively or retrospectively. The Company does not expect ASU 2018-13 to have a material impact to the Company’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

3.	Certain risks

(a)	Foreign exchange risk

The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

(b)	Credit risk

As of December 31, 2017 and 2018, substantially all of the Group’s cash and cash equivalents and short-term deposits were placed with the PRC and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or international banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents and term deposits for the years ended December 31, 2016, 2017 and 2018 and believes that its credit risk to be minimal.

4.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, and all highly liquid investments with maturities of three months or less. Cash and cash equivalents balance as of December 31, 2017 and 2018 primarily consist of the following currencies:

	December 31, 2017		December 31, 2018
	Amount	RMB equivalent	Amount	RMB equivalent
RMB	399,966	399,966	678,610	678,610
US$	6,513	42,566	4,431	30,409

Total		442,532		709,019

As of December 31, 2017 and 2018, the Group’s cash and cash equivalents were mainly held in major financial institutions located in the PRC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

5.	Short-term deposits

Short-term deposits represent time deposits placed with banks with original maturities more than three months but less than one year. Short-term deposits balance as of December 31, 2017 and 2018 primarily consist of the following currencies:

	December 31, 2017		December 31, 2018
	Amount	RMB equivalent	Amount	RMB equivalent
RMB	150,000	150,000	100,000	100,000
US$	67,816	443,241	711,573	4,883,825

Total		593,241		4,983,825

As of December 31, 2017 and 2018, substantially all of the Group’s short-term deposits were held in major financial institutions located in Macau and the PRC.

6.	Short-term investments

Short-term investments represent structured deposits with maturities of less than one year. In accordance with ASC 825, the Company elected the fair value method at the date of initial recognition and carried these short-term investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive loss as short-term investment income. All of short-term investments as of December 31, 2018 are denominated in RMB.

7.	Accounts receivable, net

	December 31,
	2017	2018
	RMB	RMB
Accounts receivable, gross	30,347	44,771
Less: allowance for doubtful receivables	(500)	(922)

Accounts receivable, net	29,847	43,849

The following table summarizes the details of the Company’s allowance for doubtful accounts:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at beginning of the year	—	—	(500)
Additions charged to general and administrative expenses, net of recoveries	—	(500)	(632)
Write-off during the year	—	—	210

Balance at end of the year	—	(500)	(922)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

8.	Prepayments and other current assets

	December 31,
	2017	2018
	RMB	RMB
Prepayments to vendors and content providers	62,268	130,624
Interests receivable	5,575	123,333
Individual income tax paid on behalf of employees	—	28,774
Input value-added tax to be deducted	2,560	25,058
Others	973	11,704

Total	71,376	319,493

9.	Investments

	December 31,
	2017	2018
	RMB	RMB
Equity method investments (i)	299	203,627
Equity investments without readily determinable fair values (ii) (iii)	10,000	16,200

	10,299	219,827

(i)

In April 2018, the Company, through Guangzhou Huya, together with Guangzhou Huaduo, a consolidated VIE of YY, set up an onshore investment fund with capital injection amounted to RMB70,000 and RMB35,000, respectively. Both Guangzhou Huya and Guangzhou Huaduo are the limited partners of the fund with financial interest of 66% and 33% holding, respectively. Based on the Company’s assessment under ASC 810-10-15-14, the investment fund is considered to be a VIE. The Company is not considered the primary beneficiary of the investment fund due to the fact that it’s YY but not the Company to possess the power to direct activities of the investment fund that would most significantly impact its economic performance. As a result, YY is the primary beneficiary of the investment fund and then consolidates the fund, and the Company accounts for its 66% financial interest in the investment fund using the equity method of accounting pursuant to ASC 323-30 considering that the Company has significant influence over the partnership operating and financial policies.

The fund is set up to acquire 10.35% equity interest of a privately-held entity that engages primarily in developing and operating mobile games. This investment is not considered in-substance common stocks as the investment fund has liquidation preference over ordinary shareholders of this investee and therefore has been precluded from applying the equity method of accounting. The investment fund elected to account for this investment at cost less impairments, adjusted by observable price changes, since this investment is without readily determinable fair value. In June 2018, there was a share transfer transaction from one existing shareholder of the investment fund’s investee to a third-party new shareholder with observable price. The Company assessed whether the security transferred in the observable transaction is similar to the equity security held by the investment fund according to ASC 321-10-55-9 and due to the fact that only limited differences related to preference order in terms of the rights and obligations existed between the securities, the Company considered the transferred shares to be “similar” to the securities held by the investment fund. Accordingly, the Company adjusted the observable price of the similar security for the limited differences in the rights and obligations to determine the amount that should be recorded as an upward adjustment in the carrying value of the security measured in accordance with ASC 321-10-35-2 to reflect the current fair value of the security held by the fund by using the back-solve method based on the equity allocation model with adoption of some key parameters, but most of which were observable such as risk-free rate and equity volatility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

9.	Investments (continued)

For the year ended December 31, 2018, the Company recognized the share of cumulative income of this equity method investment with amount of RMB133,319 mainly attributable to the subsequent adjustment for significant observable price change for fund’s investment in that privately-held entity measured at fair value through earnings. Accordingly, deferred tax liabilities amounted to RMB19,998 were recognized in relation to the unrecognized fair value change through earnings.

As of December 31, 2018, the carrying value of the Company’s investment in the investment fund was RMB203,319.

(ii)

In February 2018, the Company disposed of an investment carried at RMB10,000, previously accounted for under cost method. There were no observable price change from the adoption of new financial instruments accounting standard to the disposal date. The total cash consideration upon disposal was RMB10,000, and no disposal gain (loss) was recognized.

(iii)

In 2018, the Company acquired equity interests of three privately-held entities that engages primarily in the business of broadcaster management with a total cash consideration of RMB16,200. The Company has neither significant influence nor control in these investees. These equity investments are not considered as debt securities or equity securities that have readily determinable fair values. Accordingly the Company elected to account for these investments at cost less impairments, adjusted by observable price changes. There was no observable price change for the year ended December 31, 2018.

10.	Property and equipment, net

Property and equipment consists of the following:

	December 31,
	2017	2018
	RMB	RMB
Gross carrying amount
Servers, computers and equipment	49,786	126,896
Others	—	4,031
Total	49,786	130,927

Less: accumulated depreciation	(17,471)	(43,508)

Property and equipment, net	32,315	87,419

Depreciation expense for the years ended December 31, 2016, 2017 and 2018 were RMB4,202, RMB6,864 and RMB26,818, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

11.	Intangible assets, net

The following table summarizes the Group’s intangible assets:

	December 31,
	2017	2018
	RMB	RMB
Gross carrying amount
License	—	32,000
Copyrights of video content	—	20,922
Domain names	5,120	5,120
Software	825	2,038
Trademark	1,132	1,132

Total of gross carrying amount	7,077	61,212

Less: accumulated amortization
License	—	(1,422)
Copyrights of video content	—	(5,180)
Domain names	(930)	(1,271)
Software	(281)	(888)
Trademark	(246)	(472)

Total accumulated amortization	(1,457)	(9,233)

Intangible assets, net	5,620	51,979

Amortization expense for the years ended December 31, 2016, 2017 and 2018 were RMB312, RMB804 and RMB8,224, respectively.

As of December 31, 2018, intangible assets amortization expense for future years is expected to be as follows:

Year ended December 31,	Amortization expense of intangible assets
RMB

2019	14,116
2020	7,874
2021	2,954
2022	2,492
2023	2,490

The weighted average amortization periods of intangible assets as of December 31, 2017 and 2018 are as below:

December 31,
	2017	2018
License	Not applicable	15 years
Copyrights of video content	Not applicable	2 years
Domain names	15 years	15 years
Software	1 year	1 year
Trademark	5 years	5 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

12.	Prepayments and other non-current assets

	December 31,
	2017	2018
	RMB	RMB
Prepayments for equity investments	—	67,250
Prepayments to vendors and content providers	—	43,488
Others	2,000	10,092

Total	2,000	120,830

13.	Deferred revenue

	December 31,
	2017	2018
	RMB	RMB
Deferred revenue, current:
Live streaming	240,802	462,511
Others	2,617	6,867

Total current deferred revenue	243,419	469,378

Deferred revenue, non-current:
Live streaming	45,024	80,734

Total non-current deferred revenue	45,024	80,734

14.	Accrued liabilities and other current liabilities

	December 31,
	2017	2018
	RMB	RMB
Revenue sharing fees	259,134	567,497
Salaries and welfare	44,473	88,713
Bandwidth costs	63,909	76,028
Marketing and promotion expenses	17,511	39,434
Deposits from content providers, suppliers and advertising customers	9,919	25,615
Others	29,132	55,484

Total	424,078	852,771

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

15.	Cost of revenues

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Revenue sharing fees and content costs	583,906	1,394,832	3,060,836
Bandwidth costs	338,012	411,027	652,758
Salaries and welfare	62,321	52,372	101,939
Depreciation and amortization	67,776	32,562	26,697
Payment handling costs	7,684	14,071	22,780
Other taxes and surcharges	4,367	8,283	14,747
Share-based compensation	5,677	2,877	10,472
Others	24,901	13,840	43,418

Total	1,094,644	1,929,864	3,933,647

16.	Other income

For the year ended December 31, 2017, other income primarily comprised of a gain recognized for the transfer to a third party of a cooperation right with a game team.

For the year ended December 31, 2018, other income primarily comprised of government grants which represent cash subsidies received from the PRC government by the Group entities. Government grants are originally recorded as deferred revenue when received upfront. After all of the conditions specified in the grants have been met, the grants are recognized as other income.

17.	Taxation

(a)	PRC value-added tax and related surcharges

The Group is subject to value-added tax (“VAT”) and related surcharges on the revenues earned for services provided in the PRC. Net revenues are presented after netting off the VAT. The primary applicable rate of VAT is 6% for the years ended December 31, 2016, 2017 and 2018. The surcharges are calculated based on 12% of VAT paid.

(b)	Income taxes

(i) Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii) Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiary of the Group in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

17.	Taxation (continued)

(b)	Income taxes (continued)

(iii) Singapore

The income tax provision of the Group in respect of its international operations was calculated at the tax rate of 17% on the assessable profits for the year ended December 31, 2018, based on the existing legislation, interpretations and practices in respect thereof.

(iv) PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiaries and VIEs of the Group and Predecessor Operations in the PRC are subject to a uniform income tax rate of 25% for years presented. Qualified software enterprises (“Software Enterprise”) are exempt from EIT for two years, followed by a 50% reduction in the applicable tax rates for the next three years, commencing either from the first year of commercial operations or from the first year of profitable operation after offsetting tax losses generating from prior years. Certified High and New Technology Enterprises (“HNTE”) are entitled to a preferential tax rate of 15%, but need to re-apply every three years. During this three year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year, and must instead use the regular 25% EIT rate.

The Group’s PRC entities provided for enterprise income tax are as follows:

•	Huya Technology was qualified as a Software Enterprise, and started to enjoy the zero preferential tax rate starting from 2017 and 12.5% preferential tax rate starting from 2019.

•

Guangzhou Huya applied for the HNTE qualification and received approval in November 2018. Guangzhou Huya is entitled to enjoy the preferential tax rate of 15% as an HNTE for three years starting from 2018, and will need to apply for HNTE qualification renewal in 2021.

•	Most of the remaining PRC subsidiaries and VIEs were subject to 25% EIT for the years reported.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deducting amount of the qualified research and development expenses have been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”).

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

17.	Taxation (continued)

(b)	Income taxes (continued)

(iv) PRC (continued)

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely.

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2017 and 2018 are approximately nil and RMB516,021, respectively. The undistributed earnings and reserves of the Group entities located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its common shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability on 10% WHT of aggregate undistributed earnings and reserves of the Company’s subsidiaries located in the PRC has been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2018.

Composition of income tax benefits

The majority of the subsidiaries and VIEs of the Group which are based in mainland China conduct the main operations of the Group and are subject to income taxes in the PRC. Loss recognized in non PRC entities mainly resulted from the fair value change of derivatives liabilities in relation to the conversion features of the Pre-IPO Preferred Shares (Note 19). (Loss) income before income tax benefits for the years ended December 31, 2016, 2017 and 2018 were taxed within the following jurisdictions:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
PRC entities	(625,627)	(79,849)	169,320
Non PRC entities	—	(968)	(2,271,281)

Total	(625,627)	(80,817)	(2,101,961)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

17.	Taxation (continued)

(b)	Income taxes (continued)

Composition of income tax benefits (continued)

The current and deferred portion of income tax benefits included in the consolidated statements of comprehensive loss for the years ended December 31, 2016, 2017 and 2018 are as follows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Income tax benefits applicable to China operations
Current income tax (expenses) benefits	—	—	—
Deferred income tax benefits (i)	—	—	50,943

Subtotal income tax benefits applicable to China operations	—	—	50,943

Non PRC income tax (expenses) benefits	—	—	—

Total income tax benefits	—	—	50,943

(i)

For the years ended December 31, 2016 and 2017, the Group has incurred net accumulated operating losses for income tax purposes since inception. As of December 31, 2016 and 2017, the Group believed that it is more likely than not that these net accumulated operating losses and other deferred tax assets would not be utilized. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2016 and 2017.

For the year ended December 31, 2018, the VIE has utilized all the deductible temporary differences and all the accumulated tax loss carried forward from previous years due to the operating income for income tax purposes incurred. As of December 31, 2018, considering the sustained profitability of the VIE, the Group believed that it is more likely than not the deferred tax assets would be utilized in the future. Therefore, the Group has not provided any valuation allowance for the deferred tax assets of the VIE and relevant deferred tax benefits were recognized for the year ended December 31, 2018.

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation of total tax benefits computed by applying the respective statutory income tax rate to pre-tax income is as follows:

	For the year ended December 31,
	2016	2017	2018
PRC Statutory income tax rate	(25.0)%	(25.0)%	(25.0)%
Effect of tax holiday and preferential tax benefit	—	(0.4)%	(2.2)%
Effect of different tax rates available to different jurisdictions (i)	—	1.4%	26.0%
Permanent differences (ii)	2.1%	0.2%	1.5%
Change in valuation allowance	25.6%	45.5%	(1.7)%
Effect of Super Deduction available to the Group	(2.7)%	(21.7)%	(1.0)%

Effective income tax rate	—	—	(2.4)%

Effect of tax holidays inside the PRC on basic earnings per share/ADS (RMB)	—	—	0.24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

17.	Taxation (continued)

(b)	Income taxes (continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate (continued)

(i)

Effect of different tax rates available to different jurisdictions is mainly driven by the fair value loss of derivatives liabilities recognized in relation to the conversion features of the Pre-IPO Preferred Shares (Note 19) in HUYA which is subject to an income tax rate of 0% under the tax laws of Cayman Islands.

(ii)	Permanent differences mainly arise from expenses not deductible for tax purposes including primarily share-based compensation costs and expenses incurred by subsidiaries and VIEs.

Deferred tax assets and liabilities

Deferred taxes are measured using the enacted tax rates for the years in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2017 and 2018 are as follows:

	December 31,
	2017	2018
	RMB	RMB
Deferred tax assets
Tax loss carried forward	26,623	21,957
Deferred revenue	26,219	36,007
Others	4,914	14,878

	57,756	72,842

Less: Valuation allowance (i)	(57,756)	(21,899)

Total deferred tax assets	—	50,943

Deferred tax liabilities
Related to the fair value change of equity investee’s investments	—	19,998

Total deferred tax liabilities	—	19,998

Net deferred tax assets	—	30,945

(i)

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance as of December 31, 2018 was provided for net operating loss carry forward, which was mainly incurred by the overseas subsidiaries, because such deferred tax assets would not be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

17.	Taxation (continued)

(b)	Income taxes (continued)

Movement of valuation allowance

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at beginning of the year	211,598	376,087	57,756
Additions	164,489	36,772	21,662
Reversals	—	(355,103)	(57,519)

Balance at end of the year	376,087	57,756	21,899

Tax loss carry forwards

As of December 31, 2018, total tax loss carry forwards of the Company’s subsidiaries and VIEs in the PRC amounted to RMB4,359, which were mainly generated by non-HNTEs and will then expire if not used between 2019 and 2023. The accumulated tax losses of subsidiaries incorporated in Hong Kong and Singapore, subject to the agreement of the relevant tax authorities, of RMB98,119 and RMB27,741, respectively, are allowed to be carried forward to offset against future taxable profits. Such carry forward of tax losses in Hong Kong and Singapore has no time limit.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. There were no ongoing examinations by tax authorities as of December 31, 2018.

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2017 and 2018, the Group did not have any significant unrecognized uncertain tax positions.

18.	Ordinary shares

On March 30, 2017, the Company issued ordinary shares to YY in connection with the Reorganization (Note 1(b)). 100,000,000 ordinary shares were issued and outstanding upon the completion of the Reorganization, which are held by YY. In October 2017, both of YY’s and the Company’s board of directors approved that: (1) YY transfer, at nominal consideration, 992,456 ordinary shares of the Company to ROSY BAY LIMITED, the economic interests of which are substantially owned by certain officers of YY, for these officers’ services provided to YY; and (2) YY transfer, at nominal consideration, 559,039 ordinary shares of the Company to ALL WORTH LIMITED, which is beneficially owned by the CEO of the Company, for his service provided to the Company. As detailed in Note 16, upon closing of the issuance of Series B-2 Preferred Shares on March 8, 2018, the Company adopted a dual voting structure on its shares and the Company’s ordinary shares were divided into Class A and Class B ordinary shares, accordingly, the Company’s issued and outstanding ordinary shares as of December 31, 2017 were divided into 992,456 Class A ordinary shares and 99,007,544 Class B ordinary shares. The Company’s authorized ordinary shares has been revised as 348,964,707 shares, including 249,957,163 Class A ordinary shares and 99,007,544 Class B ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.	Ordinary shares (continued)

On March 20, 2018 and March 22, 2018, YY sold its 1,397,059 Class B ordinary shares to one of the holders of the Series A-1 Preferred Shares and 6,985,294 Class B ordinary shares to one third-party investor at a price of US$7.16 per share. Such Class B ordinary shares were automatically converted into an equal number of Class A ordinary shares.

On April 27, 2018, YY transferred, at nominal consideration, its 367,870 Class B ordinary shares to Savvy Direction Limited, the economic interests of which are substantially owned by one officer of YY, for his services provided to YY. Such Class B ordinary shares were automatically converted into an equal number of Class A ordinary shares.

Upon the completion of the Company’s IPO (Note 1(c)), the Company authorized (i) 750,000,000 Class A ordinary shares of par value US$0.0001 each, and (ii) 200,000,000 Class B ordinary shares of par value US$0.0001 each. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting rights and conversion rights. Holders of Class A ordinary shares are entitled to one vote per share in all shareholders’ meetings, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the discretion of the Class B shareholders thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of December 31, 2018, 44,639,737 Class A ordinary shares and 159,157,321 Class B ordinary shares had been issued and outstanding, respectively.

19.	Redeemable convertible preferred shares

Issuance of Series A Preferred Shares

On May 16, 2017, the Company entered into a Series A Preferred Shares subscription agreement with the Series A investors and pursuant to which, the Company issued 22,058,823 shares of Series A Preferred Shares at a price of US$3.4 per share with total cash consideration of US$75,000 (equivalent to RMB509,730 as of the issuance date). The issuance of the Series A Preferred Shares was completed on July 10, 2017.

The key terms of the Series A Preferred Shares are summarized as follows:

Dividends rights

Holders of the Series A Preferred Shares shall be entitled to receive preferential dividends, payable out of funds or assets when and as such funds or assets become legally available therefor on parity with each other, when, as, and if declared by the Board of Directors, at a non-cumulative rate of at least 8% per annum, prior and in preference to the holders of any other class or series of shares, additionally, the holders of Series A Preferred Shares shall be entitled to receive dividends at the rate no less than the rate for the holders of any other class or series of shares (calculated on an as converted basis).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.	Redeemable convertible preferred shares (continued)

Issuance of Series A Preferred Shares (continued)

Conversion feature

Each Series A Preferred Share shall be convertible at the option of the holder thereof, at any time after the Series A issue date into such number of fully paid and non-assessable ordinary share as determined by dividing the Series A issue price by the then-effective applicable Series A conversion price. Upon the closing of a qualified IPO, each Series A Preferred Share shall automatically be converted into fully-paid and non-assessable ordinary shares based on the then-effective Series A conversion price. The “Series A conversion price” as of the date of issuance of the Series A Preferred Shares shall initially be the Series A issue price, resulting in an initial conversion ratio for the Series A Preferred Shares of 1:1, and thereafter shall be subject to adjustment and readjustment from time to time as hereinafter provided, being no less than the par value. Adjustments of conversion ratios include the following: adjustment for share splits and combinations, adjustment for ordinary share dividends and distributions, adjustments for other dividends, adjustments for reorganizations, mergers, consolidations, reclassifications, exchanges, substitutions and adjustments to Series A conversion price for dilutive issuance (dilutive issuance means the event of an issuance of new securities, at any time after the issuance date of the Series A Preferred Shares, for a consideration per ordinary share received by the Company (net of any selling concessions, discounts or commissions) less than conversion price of the Series A Preferred Shares in effect immediately prior to such issue.

Redemption feature

At any time and from time to time after the fourth (4th) anniversary of the date of issuance of the Series A Preferred Shares (the “Redemption Date”), upon written notice of the holders of fifty percent (50%) or more of the then issued and outstanding Series A Preferred Shares, the Company shall redeem all or a portion of the Series A Preferred Shares held by such holders at the Series A Redemption Price (as defined below), provided that (a) a qualified IPO, (b) the liquidation, dissolution or winding up of Huya and (c) a deemed liquidation event has not been consummated by the Company by the Redemption Date.

The “Series A Redemption Price” for each Series A Preferred Share redeemed shall be 100% of the Series A issue price plus accrued daily interest (on the basis of a 365-day year basis) at a rate of eight percent (8%) per annum and any declared but unpaid dividends on such Series A Preferred Share.

If the Company’s assets or funds legally available for any redemption of Series A Preferred Shares shall be insufficient to permit the payment of the applicable Series A Redemption Price in full in respect of each redeeming Series A Preferred Share, with respect to any remaining Series A Preferred Shares to be redeemed, each of the redeeming holders of the Series A Preferred Shares may choose to request the Company to (and the Company upon such request shall) execute and deliver to such redeeming holder a convertible promissory note (the “Convertible Note”) for the full amount of the redemption payment due but not paid to such holder; provided, that such Convertible Note shall be due and payable no later than twelve months of the redemption closing date, the full amount due under such Convertible Note shall accrue interest daily (on the basis of a 365-day year) at a rate of eight percent (8%) per annum.

Voting rights

The holder of a Series A Preferred Share shall be entitled to such number of votes as equals the whole number of ordinary shares into which such holder’s collective Series A Preferred Shares are convertible immediately.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.	Redeemable convertible preferred shares (continued)

Issuance of Series A Preferred Shares (continued)

Liquidation preferences

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution to the members (after satisfaction of all creditors’ claims and claims that may be preferred by Law) shall be distributed to the members of Huya as follows:

(1) First, the holders of the Series A Preferred Shares shall be entitled to receive for each Series A Preferred Share held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Company to the holders of any other class or series of shares by reason of their ownership of such shares, an amount equal to the sum of (i) 100% of the Series A issue price, and (ii) any and all accrued or declared but unpaid dividends on such Series A Preferred Shares (collectively, the “Series A Preference Amount”).

If the assets and funds thus distributed among the holders of the Series A Preferred Shares shall be insufficient to permit the payment to such holders of the full Series A Preference Amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Shares in proportion to the aggregate Series A Preference Amount each such holder is otherwise entitled to receive pursuant to this subparagraph (1).

(2) If there are any assets or funds remaining after the Series A Preference Amount has been distributed or paid in full to the applicable Series A preferred shareholders pursuant to subparagraph (1) above, the remaining assets and funds of the Company available for distribution to the members shall be distributed ratably among all members according to the relative number of ordinary shares held by such member (treating for this subparagraph (2) all Series A Preferred Shares as if they had been converted to ordinary shares immediately prior to such liquidation, dissolution or winding up of the Company).

Accounting of Series A Preferred Shares

The Company classified the Series A Preferred Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

As holders of the Series A Preferred Shares who exercise the redemption rights are allowed to request the Company to issue a convertible note if the Company’s assets or funds legally available for redemption are insufficient, the host contract is considered to be a debt host. The Company determined that there were no embedded derivatives requiring bifurcation from the host contract. The redemption feature is considered clearly and closely related to the host contract. While the conversion feature is not clearly and closely related to the host contract, no bifurcation is required as the conversion feature does not meet the definition of a derivative because the terms of the contracts do not require or explicitly state that it permits net settlement for the conversion feature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.	Redeemable convertible preferred shares (continued)

Issuance of Series B-2 Preferred Shares and modification of the Series A Preferred Shares

On March 8, 2018, the Company issued 64,488,235 shares of Series B-2 Preferred Shares at a price of approximately US$7.16 per share for cash consideration of US$461,600 (equivalent to RMB2,919,112 as of the issuance date) to Linen Investment Limited, a wholly-owned subsidiary of Tencent, representing an equity interest of 34.6% of the Company on an as-converted basis (the “Transaction”). Upon the closing of the Transaction, the Company’s Series A Preferred Shares were divided into 17,647,058 Series A-1 Preferred Shares and 4,411,765 Series A-2 Preferred Shares.

The key terms of the Series B-2 Preferred Shares are summarized as follows:

Dividends rights

When, as, and if a dividend is declared by the board of directors, holders of the Series B-2 Preferred Shares shall be entitled to receive the higher of (1) preferential dividends, payable out of funds or assets when and as such funds or assets become legally available therefor on parity with each other, at a non-cumulative rate of at least 8% per annum of the Series B-2 issue price, prior and in preference to the holders of any other class or series of Shares or (2) the pro-rata share of dividends, payable out of funds or assets when and as such funds or assets become legally available therefor on parity with each other, pari passu with the holders of any other class or series of Shares (calculated on an as-converted basis), prior and in preference to the holders of any other class or series of Shares.

Conversion feature

Each Series B-2 Preferred Share shall be convertible at the option of the holder thereof, at any time after the Series B-2 issue date into such number of fully paid Class B ordinary share as determined by dividing the Series B-2 issue price by the then-effective applicable Series B-2 conversion price. Upon the closing of a qualified IPO, each Series B-2 Preferred Share shall automatically be converted into fully-paid Class B ordinary shares based on the then-effective Series B-2 conversion price. The “Series B-2 conversion price” as of the date of issuance of the Series B-2 Preferred Shares shall initially be the Series B-2 issue price, resulting in an initial conversion ratio for the Series B-2 Preferred Shares of 1:1, and thereafter shall be subject to adjustment and readjustment from time to time as hereinafter provided, being no less than the par value. Adjustments of conversion ratios include the following: adjustment for share splits and combinations, adjustment for ordinary share dividends and distributions, adjustments for other dividends, adjustments for reorganizations, mergers, consolidations, reclassifications, exchanges, substitutions and adjustments for dilutive issuance (dilutive issuance means the event of an issuance of new securities, at any time after the issuance date of the Series B-2 Preferred Shares, for a consideration per Class B ordinary share received by the Company (net of any selling concessions, discounts or commissions) less than conversion price of the Series B-2 Preferred Shares in effect immediately prior to such issue).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.	Redeemable convertible preferred shares (continued)

Issuance of Series B-2 Preferred Shares and modification of the Series A Preferred Shares (continued)

Redemption feature

Upon written notice of the holders of fifty percent (50%) or more of the then issued and outstanding Series B-2 Preferred Shares, the Company shall redeem all or a portion of the Series B-2 Preferred Shares held by such holders at the Series B-2 Redemption Price, if any of the following events occurs: (a) the Company’s failure to complete a Qualified IPO by the fourth (4th) anniversary of the Closing, (b) any material breach by the Warrantors (as defined in the Subscription Agreement) under the Transaction Documents, (c) the liquidation, dissolution or winding up of the Company, (d) a Deemed Liquidation Event and (e) any redemption by any holder of another series of Preferred Shares in accordance with these Articles.

The “Series B-2 Redemption Price” for each Series B-2 preferred share redeemed shall be 100% of the Series B-2 issue price plus accrued daily interest (on the basis of a 365-day year basis) at a rate of eight percent (8%) per annum and any declared but unpaid dividends on such Series B-2 preferred share.

If the Company’s assets or funds legally available for any redemption of preferred shares pursuant hereto shall be insufficient to permit the payment of the applicable Series B-2 Redemption Price or Series A Redemption Price in full in respect of each redeeming preferred share, those assets or funds, including out of the share premium account and capital, subject to the statute, which are legally available shall be, to the extent permitted by applicable law (a) first utilized to fully redeem Series B-2 preferred shares requested and entitled to be redeemed on a pro-rata basis and (b) secondly utilized to fully redeem Series A Preferred Shares requested and entitled to be redeemed on a pro-rata basis. With respect to any remaining preferred shares to be redeemed, each of the redeeming holders of the preferred shares may choose, at its sole discretion, either (i) request the Company to (and the Company upon such request shall) execute and deliver to such redeeming holder a convertible promissory note (the “Convertible Note”) for the full amount of the redemption payment due but not paid to such holder; provided, that such Convertible Note shall be due and payable no later than twelve (12) months of the redemption closing date, the full amount due under such Convertible Note shall accrue interest daily (on the basis of a 365-day year) at a rate of eight percent (8%) per annum, and each holder of such Convertible Note shall have the right, at its option, to convert the unpaid principal amount of the Convertible Note and the accrued but unpaid interest thereon, into applicable preferred shares at a per share conversion price equal to the applicable preferred share issue price; or (ii) request the Company to (and the Company upon such request shall) carry forward and redeem the remaining preferred shares to be redeemed as soon as the Company has legally available funds to do so.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.	Redeemable convertible preferred shares (continued)

Issuance of Series B-2 Preferred Shares and modification of the Series A Preferred Shares (continued)

Dual voting structure

Concurrent with the Transaction, the Company adopted a dual voting structure on its shares. The Company’s ordinary shares were divided into Class A and Class B ordinary shares, while the Company’s preferred shares were divided into Series A-1, Series A-2, Series B-1 and Series B-2 preferred shares. Holders of Class A ordinary shares, Series A-1 and Series B-1 preferred shares (“Low Vote Shares”) are entitled to one vote per share in all shareholders’ meetings, while holders of Class B ordinary shares, Series A-2 and Series B-2 preferred shares (“High Vote Shares”) are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the discretion of the Class B shareholders thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each Series A-2 and Series B-2 preferred share is convertible into one Class B ordinary share of the Company, while Series A-1 and Series B-1 preferred shares are only convertible into Class A ordinary shares and shall not be convertible into Class B ordinary shares. Prior to the consummation of a qualified IPO, in the event of any direct or indirect sale or transfer of any High Vote Shares to a party other than any of holders of High Vote Shares, such High Vote Shares, which are Class B ordinary shares, Series A-2 preferred shares or Series B-2 preferred shares, shall convert into an equal number of Low Vote Shares, which are Class A ordinary shares, Series A-1 preferred shares or Series B-1 preferred shares. Upon the closing of a qualified IPO, each Series A-2 and Series B-2 preferred share would automatically be converted into a Class B ordinary share, while each Series A-1 and Series B-1 preferred share would automatically be converted into a Class A ordinary share. Except for conversion rights and voting rights, holders of Class A and Class B ordinary shares have the same rights, Series A-1 and Series A-2 preferred shares have the same rights, and Series B-1 and Series B-2 have the same rights, respectively.

Liquidation preferences

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution to the members (after satisfaction of all creditors’ claims and claims that may be preferred by law) shall be distributed to the members of Huya as follows:

(1) First, the holders of the Series B-2 preferred shares shall be entitled to receive for each Series B-2 preferred share held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Company to the holders of any other class or series of shares by reason of their ownership of such shares, an amount equal to the higher of (a) the sum of (i) 100% of the Series B-2 issue price, and (ii) any and all accrued or declared but unpaid dividends on such Series B-2 preferred shares, provided that if the assets and funds thus distributed among the holders of the Series B-2 preferred shares shall be insufficient to permit the payment to such holders of the full amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series B-2 preferred shares in proportion to the aggregate amount each such holder is otherwise entitled to receive pursuant to this clause (1)(a), or (b) the pro-rata share of the distributions of the Company available to all holders of ordinary shares on an as-converted basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.	Redeemable convertible preferred shares (continued)

Issuance of Series B-2 Preferred Shares and modification of the Series A Preferred Shares (continued)

Liquidation preferences (continued)

(2) After the distribution or payment in full of the aggregate of the amount to the holders of the Series B-2 Preferred Shares as described above, the holders of the Series A Preferred Shares shall be entitled to receive for each Series A Preferred Share held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Company to the holders of ordinary shares by reason of their ownership of such shares, an amount equal to the higher of (a) the sum of (i) 100% of the Series A issue price, and (ii) any and all accrued or declared but unpaid dividends on such Series A Preferred Shares, provided that if the assets and funds thus distributed among the holders of the Series A Preferred Shares shall be insufficient to permit the payment to such holders of the full amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Shares in proportion to the aggregate amount each such holder is otherwise entitled to receive pursuant to this subparagraph (2)(a), or (b) the pro-rata share of the distributions of the Company available to all holders of ordinary shares on an as-converted basis.

(3) If there are any assets or funds remaining after the payment above has been distributed or paid in full to the applicable preferred shareholders, the remaining assets and funds of the Company available for distribution to the members shall be distributed ratably among all members holding ordinary shareholders according to the relative number of ordinary shares held by such member.

Right to purchase additional shares

In addition, the Company also granted an option to Tencent to enable it to purchase additional equity shares and increase its voting interest in the Company to reach 50.10% on an as-converted and fully diluted basis (defined as “call option”). The additional equity shares will be settled by YY’s equity shares in the Company or equity shares newly issued by the Company if YY decides not to sell its shares. Tencent has the exclusive right to exercise the call option, at any time, commencing on the second anniversary of the closing of the Transaction and ending on the third anniversary of the closing. The exercise price of the option shall be the fair market price, which means the higher of (i) the price per ordinary share based on the Company’s post-money valuation upon the closing, and (ii) either (1) a per ordinary share issue price for the most recent qualified financing of the Company, if the Company has not then completed a qualified IPO at the time of Tencent’s exercise of such purchase right, or (2) the average of closing trading prices in the last 20 trading days prior to the Company’s and YY’s receipt of Tencent’s written notice to exercise such purchase right, if the Company is then a public company.

Accounting of Series B-2 Preferred Shares

Prior to the completion of IPO, the Company has determined that the Series B-2 Preferred Shares should be classified as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. As holders of the Series B-2 Preferred Shares who exercise the redemption rights are allowed to request the Company to issue a convertible note if the Company’s assets or funds legally available for redemption are insufficient, the host contract is considered to be a debt host.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.	Redeemable convertible preferred shares (continued)

Issuance of Series B-2 Preferred Shares and modification of the Series A Preferred Shares (continued)

Accounting of Series B-2 Preferred Shares (continued)

As discussed below, the conversion features and the call option shall be separately accounted for as liabilities, which are initially measured at fair value, and the initial carrying value for Series B-2 Preferred Shares recorded in mezzanine equity is allocated on a residual basis. The mezzanine equity component is accreted to the redemption value of the Series B-2 Preferred Shares.

The Company has determined that conversion feature embedded in the Series B-2 Preferred Shares is required to be bifurcated and accounted for as a derivative liability. The conversion feature is an equity instrument as it results in conversion of preferred shares into equity shares. Therefore, this feature is not clearly and closely related to the debt host. In addition, under the terms of the liquidation preference, in the occurrence of a liquidation or a deemed liquidation, the holders of the Series B-2 Preferred Shares are entitled to receive the higher of (a) the sum of (i) 100% of the Series B-2 issue price, and (ii) any and all accrued or declared but unpaid dividends on such Series B-2 Preferred Shares or (b) the pro-rata share of the distributions of the Company available to all holders of ordinary shares on an as-converted basis. Therefore, the holder will receive the greater of a fixed amount or the if-converted value. As a result, the conversion value may be realized in cash upon a liquidation or deemed liquidation, and therefore the net settlement criteria is met for the conversion feature. So the conversion feature meets the definition of a derivative and would be classified as a liability and measured at fair value at the end of each reporting year.

In addition, the Company has also determined that the call option is recorded as an investor option liability. In accordance with ASC Subtopic 815-10, the option is deemed legally detachable and separately exercisable from the preferred shares and, thus, accounted for as a freestanding instrument, furthermore, as the number of shares to be purchased by Tencent to reach 50.10% voting interest in the Company is not fixed, the call option is not considered indexed to the Company’s own stock. The Company has considered that the fair value of the investor option liability is minimal as the exercise price of the call option is the fair market price. Therefore, no balance of the call option was recognized on March 8, 2018, and for the year ended December 31, 2018, no gain (loss) arising from the change in fair value of investor option liability was recognized in the Group’s consolidated statements of comprehensive loss.

Upon the completion of the IPO, each Series B-2 Preferred Share was automatically converted into one Class B ordinary share. As a result, 64,488,235 Class B ordinary shares were issued, and the balance of Series B-2 Preferred Shares was transferred to Class B ordinary shares and additional paid-in capital on that date.

Accounting of modification of the Series A Preferred Shares

As discussed above, the Company adopted a dual voting structure on its shares concurrent with the Transaction and certain Series A Preferred Shares were designated as Low Vote Shares. Considering the facts that the dual voting structure does not provide any means for the High Vote Shares to monetize or obtain economic benefits from such rights over the other shareholders and the creation of the dual voting structure does not change the position that YY controls and Tencent has significant influence over the Company, the Company believed that the wealth transfer among different class of preferred shareholders and ordinary shareholders as a result of the creation of the dual voting structure is minimal and does not need to be accounted for.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.	Redeemable convertible preferred shares (continued)

Issuance of Series B-2 Preferred Shares and modification of the Series A Preferred Shares (continued)

Accounting of modification of the Series A Preferred Shares (continued)

Prior to the issuance of Series B-2 Preferred Shares, under the terms of the liquidation preferences, holders of the Series A Preferred Shares would be entitled to receive an amount equal to the sum of (i) 100% of the Series A issue price, and (ii) any and all accrued or declared but unpaid dividends on such Series A Preferred Shares upon a liquidation or deemed liquidation. Concurrent with the issuance of the Series B-2 Preferred Shares, the liquidation payment of the Series A Preferred Shares were modified to align with that of Series B-2 Preferred Shares, which is that, the holders of Series A Preferred Shares would receive an amount at the higher of (a) the sum of (i) 100% of the Series A issue price, and (ii) any and all accrued or declared but unpaid dividends on such Series A Preferred Shares or (b) the pro-rata share of the distributions of the Company available to all holders of ordinary shares on an as-converted basis in a liquidation or deemed liquidation.

Prior to the modification, there was no net settlement mechanism of the conversion feature of Series A Preferred Shares and therefore the conversion feature did not meet the definition of a derivative liability and was not bifurcated and accounted for separately. After the issuance of Series B-2 Preferred Shares, the modification to the payment under liquidation preference of Series A Preferred Shares provided a net settlement mechanism to the conversion feature embedded. As detailed in the analysis of the Series B-2 Preferred Shares above, the Company has considered that the conversion feature of the modified Series A Preferred Shares meets the definition of a derivative liability and should be bifurcated and accounted separately from the host contract post modification. As the host contract of the Series A Preferred Shares has been significantly changed by providing net settlement mechanism for the conversion rights, the Company has concluded that the modification to Series A Preferred Shares should be accounted for as an extinguishment.

Upon the modification of Series A Preferred Shares and prior to the IPO, the difference between the fair value of the modified Series A Preferred Shares and the carrying value of Series A Preferred Shares on the modification date should be recognized as a deemed dividend against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit of the Company. On the modification date, in the absence of retained earnings, all the additional paid-in capital has been exhausted and additional charges were recorded in accumulated deficit due to the deemed dividend to Series A Preferred Shareholders. Post the modification date, the accretion of the Pre-IPO Preferred Shares consumed the additional paid-in capital until exhaustion. The allocation of the consumption of additional paid-in capital between Series A Preferred Shares and Series B-2 Preferred Shares was proportionate to the respective total amount of accretion for the period. As discussed above, the conversion feature shall be separately accounted for as a derivative liability at fair value, and the carrying value for the modified Series A Preferred Shares recorded in mezzanine equity is allocated on a residual basis. The conversion feature is remeasured at fair value at each subsequent reporting period with changes in fair value recognized in the Group’s consolidated statements of comprehensive loss. The mezzanine equity component is accreted to the redemption value of the Series A Preferred Shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.	Redeemable convertible preferred shares (continued)

Issuance of Series B-2 Preferred Shares and modification of the Series A Preferred Shares (continued)

Accounting of modification of the Series A Preferred Shares (continued)

Upon the completion of the IPO, each Series A-1 Preferred Share and Series A-2 Preferred Share were automatically converted into one Class A ordinary share and Class B ordinary share, respectively. As a result, 17,647,058 Class A ordinary shares and 4,411,765 Class B ordinary shares were issued, respectively, and the balance of Series A-1 Preferred Shares and Series A-2 Preferred Shares was transferred to Class A ordinary shares and Class B ordinary shares and additional paid-in capital on that date, respectively.

Fair values of derivative liabilities

For the year ended December 31, 2018, changes in the fair values of these conversion features which required to be bifurcated and accounted for as derivative liabilities are as follows:

	Conversion feature embedded in Series A Preferred Shares	Conversion feature embedded in Series B-2 Preferred Shares	Total
	RMB	RMB	RMB
Balance as of January 1, 2018	—	—	—

Initial recognition upon the extinguishment of the Series A Preferred Shares and the issuance of Series B-2 Preferred Shares as of March 8, 2018	572,237	320,097	892,334
Fair value loss on derivative liabilities	628,298	1,656,925	2,285,223
Foreign exchange	4,573	6,697	11,270
Derecognition of derivative liabilities upon the completion of the IPO (i)	(1,205,108)	(1,983,719)	(3,188,827)

Balance as of December 31, 2018	—	—	—

(i)	Upon the completion of the IPO, the derivative liabilities were derecognized and the balance was transferred to additional paid-in capital accordingly.

Accretion of preferred shares to redemption value

Series A Preferred Shares

Prior to the extinguishment of the Series A Preferred Shares as of March 8, 2018, the Company recognized accretion to the redemption value of the Series A Preferred Shares over the period starting from issuance date to the earliest redemption date. From January 1, 2018 to the extinguishment date, the Company recognized accretion of the Series A Preferred Shares amounted to US$1,101 (equivalent to RMB7,078).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.	Redeemable convertible preferred shares (continued)

Issuance of Series B-2 Preferred Shares and modification of the Series A Preferred Shares (continued)

Accretion of preferred shares to redemption value (continued)

Series A Preferred Shares (continued)

The Company’s Series A Preferred Shares activities from January 1, 2018 to the extinguishment date are summarized below:

Prior to the extinguishment	Number of shares	Amount
		RMB
Mezzanine equity balance as of January 1, 2017	—	—
Issuance as of July 10, 2017	22,058,823	509,730
Accretion to Series A Preferred Shares redemption value prior to the extinguishment	—	19,842
Foreign exchange	—	(19,904)

Mezzanine equity balance as of December 31, 2017	22,058,823	509,668

Mezzanine equity balance as of January 1, 2018	22,058,823	509,668
Accretion to Series A Preferred Shares redemption value prior to the extinguishment	—	7,078
Foreign exchange	—	(17,405)

Mezzanine equity balance as of March 8, 2018	22,058,823	499,341

Upon the extinguishment of the Series A Preferred Shares as of March 8, 2018, mezzanine equity balance of the modified Series A Preferred Shares was adjusted to US$67,063 (equivalent to RMB424,099) after considering the impact from increase of fair value of the whole modified Series A Preferred Shares instrument and bifurcation of conversion features upon the extinguishment. Accordingly, the Company recognized accretion from the modified amount of mezzanine equity to the redemption value of the Series A Preferred Shares over the period starting from the extinguishment date to the earliest redemption date. From the extinguishment date to May 10, 2018, the Company recognized accretion of the Series A Preferred Shares amounted to US$1,651 (equivalent to RMB10,439).

The Company’s Series A Preferred Shares activities from the extinguishment date to December 31, 2018 are summarized below:

Post extinguishment	Number of shares	Amount
		RMB
Mezzanine equity balance as of the extinguishment date	22,058,823	499,341
Revaluation of fair value of the whole instrument upon the extinguishment as of March 8, 2018, recognized as deemed dividend to Series A Preferred Shareholders	—	496,995
Bifurcation of conversion feature as of March 8, 2018	—	(572,237)
Accretion to Series A Preferred Shares redemption value from March 9, 2018 to May 10, 2018	—	10,439
Foreign exchange	—	1,961
Conversion of Preferred Shares to ordinary shares upon the completion of the IPO	(22,058,823)	(436,499)

Mezzanine equity balance as of December 31, 2018	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.	Redeemable convertible preferred shares (continued)

Issuance of Series B-2 Preferred Shares and modification of the Series A Preferred Shares (continued)

Accretion of preferred shares to redemption value (continued)

Series B-2 Preferred Shares

The Company recognized accretion from the initial carrying value of mezzanine equity to the redemption value of the Series B-2 Preferred Shares over the period starting from issuance date to the earliest redemption date. From the issuance date to May 10, 2018, the Company recognized accretion of the Series B-2 Preferred Shares amounted to US$8,558 (equivalent to RMB54,111).

The Company’s Series B-2 Preferred Shares activities for the year ended December 31, 2018 are summarized below:

	Number of shares	Amount
		RMB
Mezzanine equity balance as of January 1, 2018	—	—
Issuance as of March 8, 2018	64,488,235	2,919,112
Bifurcation of conversion feature as of March 8, 2018	—	(320,097)
Accretion to Series B-2 Preferred Shares redemption value from issuance date to May 10, 2018	—	54,111
Foreign exchange	—	11,965
Conversion of Preferred Shares to ordinary shares upon the completion of the IPO	(64,488,235)	(2,665,091)

Mezzanine equity balance as of December 31, 2018	—	—

20.	Share-based compensation

Compensation expense recognized for share-based awards granted by YY and Huya, respectively, was as follows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Share-based compensation expenses
- Related to YY’s Share-based Awards	52,098	10,465	5,833
- Related to Huya Share-based Awards	—	19,473	220,862
- Related to CEO’s Awards	—	10,170	—

Total	52,098	40,108	226,695

There was no capitalized share-based compensation expense for the years presented.

(a)	YY’s Share-based Awards

Certain of the Group’s employees were granted awards under the 2011 Share Incentive Scheme of YY. The share-based compensation expense arising from such grants was allocated to the Group and recognized as share-based compensation expense in the Group’s consolidated statements of comprehensive loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

20.	Share-based compensation (continued)

(a)	YY’s Share-based Awards (continued)

2011 Share Incentive Scheme

On September 16, 2011, the board of directors of YY approved the 2011 Share Incentive Scheme. In October 2012, the board of directors of YY resolved that the maximum aggregate number of Class A common shares which may be issued pursuant to all awards under the 2011 Share Incentive Scheme shall be 43,000,000 plus an annual increase of 20,000,000 on the first day of each fiscal year, or such lesser amount of Class A common shares as determined by the board of directors of YY.

The 2011 Share Incentive Scheme of YY provides for the issuance of YY’s common shares to certain management and other key employees who to some extent provide services to the Group, mainly including restricted share units. As of December 31, 2018, unvested YY restricted share units held by the employees of the Group were settleable upon vesting by the issuance of 449,235 common shares of YY.

For the years ended December 31, 2016, 2017 and 2018, share-based compensation expense of RMB52,098, RMB10,465 and RMB5,833, respectively, was recognized in the Group’s consolidated statements of comprehensive loss.

As of December 31, 2018, there were RMB1,472 of unrecognized compensation expense related to these unvested restricted share units. These amounts are expected to be recognized over a weighted average period of 0.53 year.

(b)	Huya Share-based Awards

Huya 2017 Share Incentive Plan

On July 10, 2017, the Board of Directors of the Company approved the establishment of 2017 Share Incentive Plan, the purpose of which is to provide an incentive for employees contributing to the Group. The 2017 Share Incentive Plan shall be valid and effective for 10 years from the establishment date. The maximum number of shares that may be issued pursuant to all awards under 2017 Share Incentive Plan shall be 17,647,058 shares. On March 31, 2018, the Board of Directors approved to increase the maximum number of shares, that may be issued, from 17,647,058 shares to 28,394,117 shares, including incentive share options and restricted share units.

(i) Options

Grant of options

During the year ended December 31, 2017, the Company granted 11,737,705 share options to employees.

During the year ended December 31, 2018, the Company granted 5,918,353 and 220,000 share options to employees and non-employees, respectively.

Vesting of options

There are three types of vesting schedule, which are: i) 50% of the options will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, ii) options will be vested in four equal installments over the following 48 months, and iii) options will be vested in four equal installments over the following 24 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

20.	Share-based compensation (continued)

(b)	Huya Share-based Awards (continued)

Huya 2017 Share Incentive Plan (continued)

(i) Options (continued)

Vesting of options (continued)

These options shall (i) be exercisable during its term cumulatively according to the vesting schedule set out in the grant notice and with the applicable provisions of Huya 2017 Share Incentive Plan, provided that the performance conditions otherwise agreed by the parties (if any) to which the option is subject have been fulfilled upon each corresponding vesting date; (ii) be deemed vested and exercisable immediately in the event of a change of control, regardless of the vesting schedule; (iii) be exercisable upon any arrangement as otherwise agreed by the parties based on their discussion in good faith.

Movements in the number of share options granted and their related weighted average exercise prices are as follows:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)
As at January 1, 2016 and December 31, 2016	—	—	—	—

Granted	11,737,705	2.5500
Forfeited	(18,000)	2.5500

As at December 31, 2017	11,719,705	2.5500	9.75	2,227

Granted	6,138,353	2.4672
Forfeited	(75,000)	2.5500
Canceled	(262,503)	2.5500

As at December 31, 2018	17,520,555	2.5210	8.82	227,049

Expected to vest at December 31, 2018	13,982,830	2.5338	8.87	181,024

Exercisable as of December 31, 2018	2,736,927	2.4572	8.63	35,642

Prior to the completion of the IPO, the Company has used binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions are set as below:

	2017		2018
Weighted average fair value per option granted	US$	1.3798	US$	5.2130
Weighted average exercise price	US$	2.55	US$	2.47
Risk-free interest rate (1)		2.25%		2.83%
Expected term (in year) (2)		10		10
Expected volatility (3)		55%		55%
Dividend yield (4)		—		—

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the China Government Bond yield as at the valuation dates.
(2)	The expected term is the contract life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

20.	Share-based compensation (continued)

(b)	Huya Share-based Awards (continued)

Huya 2017 Share Incentive Plan (continued)

(i) Options (continued)

Vesting of options (continued)

(4)

The Company has no history or expectation of paying dividend on its ordinary shares. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected term of the option.

For the years ended December 31, 2016, 2017 and 2018, the Company recorded share-based compensation in general and administrative expenses of nil, nil and RMB20,980 for the share options granted to non-employees.

For the year ended December 31, 2016, 2017 and 2018, the Group recorded share-based compensation of nil, RMB19,473 and RMB151,242, using the graded-vesting attribution method, including accelerated compensation cost amounted to RMB1,869 due to that 262,503 share options were canceled without concurrent grant of replacement awards, which is treated as a settlement for no consideration at the time of cancelation under ASC 718.

As of December 31, 2018, there was RMB169,604 unrecognized share-based compensation expense of options relating to Huya 2017 Share Incentive Plan. The expense is expected to be recognized over a weighted-average remaining vesting period of 1.14 years using the graded vesting attribution method.

(ii) Restricted share units

Grant of restricted share units

During the year ended December 31, 2018, the Company granted 4,183,685 and 10,000 restricted share units to employees and non-employees, respectively.

Vesting of restricted share units

There are two types of vesting schedule for employees, which are: i) 50% of the restricted share units will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, and ii) restricted share units will be vested in four equal installments over the following 48 months.

The following table summarizes the activity of restricted share units for the year ended December 31, 2018:

	Number of restricted share units	Weighted average grant-date fair value (US$)
Outstanding, January 1, 2016, December 31, 2016 and 2017	—	—

Granted	4,193,685	9.0242
Forfeited	(76,500)	7.1600
Vested	(10,000)	19.5900

Outstanding, December 31, 2018	4,107,185	9.0331

Expected to vest at December 31, 2018	3,795,535	8.9944

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

20.	Share-based compensation (continued)

(b)	Huya Share-based Awards (continued)

Huya 2017 Share Incentive Plan (continued)

(ii) Restricted share units (continued)

Vesting of restricted share units (continued)

For the year ended December 31, 2016, 2017 and 2018, the Company recorded share-based compensation of nil, nil and RMB69,620 using the graded vesting attribution method.

For the year ended December 31, 2016, 2017 and 2018, the Company recorded share-based compensation in general and administrative expenses of nil, nil and RMB1,076 for the restricted share units granted to non-employees.

As of December 31, 2018, total unrecognized compensation expense relating to the restricted share units was RMB166,010. The expense is expected to be recognized over a weighted average period of 1.21 year using the graded-vesting attribution method.

(c)	CEO’s Awards

As detailed in Note 18, in October 2017, YY transferred, at nominal consideration, 559,039 ordinary shares of the Company to the CEO of the Company, for his service provided to the Company. The share awards were immediately vested and the Company recorded a share-based compensation charge of RMB10,170 for the year ended December 31, 2017.

The fair value of the CEO’s Awards was determined at the grant date by the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

21.	Loss per share

Upon the completion of the IPO, the Company issued a total of 17,250,000 ADS at a public offering price of US$12 per ADS. Each ADS represents one Class A ordinary share. The net loss per ADS for the year ended December 31, 2016, 2017 and 2018 were calculated using the same conversion ratio assuming the ADSs had been in existence during these years. The Group uses the two-class method to calculate net loss per share though both classes share the same rights in dividends. Therefore, basic and diluted loss per share are the same for both classes of ordinary shares.

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Numerator:
Net loss	(625,627)	(80,968)	(1,937,689)
Accretion to Preferred Shares redemption value	—	(19,842)	(71,628)
Deemed dividend to Series A Preferred Shareholders	—	—	(496,995)

Numerator for basic and diluted net loss per share	(625,627)	(100,810)	(2,506,312)

Denominator:
Weighted average number of ordinary shares outstanding	100,000,000	100,000,000	166,828,435

Denominator for basic and diluted net loss per share	100,000,000	100,000,000	166,828,435

Net loss per ordinary share
Basic and diluted	(6.26)	(1.01)	(15.02)

Net loss per ADS *
Basic and diluted	(6.26)	(1.01)	(15.02)

*	Each ADS represents one Class A ordinary share.

The weighted average number of ordinary shares outstanding which could potentially dilute basic earnings per share in the future related to the share options and restricted share units under Huya 2017 Share Incentive Plan were 12,514,387 and 1,811,028 for the year ended December 31, 2018, respectively. The share options and restricted share units were excluded in the computation of diluted loss per share for the year ended December 31, 2018 because the inclusion of such share awards would be anti-dilutive.

The weighted average number of ordinary shares outstanding which could potentially dilute basic earnings per share in the future related to the share options under Huya 2017 Share Incentive Plan were 4,661,001 for the year ended December 31, 2017. The share options were excluded in the computation of diluted loss per share for the year ended December 31, 2017 because the inclusion of such share awards would be anti-dilutive.

For the year ended December 31, 2016, the Company did not grant any share award related to Huya 2017 Share Incentive Plan, and the share-based compensation recognized in this year was related to YY’s Share-based Awards, the underlying shares of which were YY’s common shares. Therefore, there was no share award that would have had an anti-dilutive impact during the year ended December 31, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

22.	Related party transactions

For the years ended December 31, 2016, 2017 and 2018, significant related party transactions were as follows:

Transactions with YY

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Cash collected by YY as a payment platform for Huya (Note 1(b))	—	2,352,528	4,081,696
Operation support services provided by YY (i) (Note 1(b))	—	151,216	44,523
Purchase of services by YY on behalf of Huya (Note 1(b))	—	155,249	37,408
Cash received in connection with purchasing short-term deposits together with YY	—	—	7,096
Purchase of property and equipment and intangible assets from YY	12,491	733	6,422
Share-based compensation expenses related to YY’s Share-based Awards (Note 20(a))	52,098	10,465	5,833
Advertising revenue from YY	—	468	1,955
Net increase in Parent Company investment through contributed service	422,773	164,913	—
Capital contribution from VIE of YY	100,000	100,000	—
Deemed contribution from YY (Note 1(b))	—	20,000	—
Share-based compensation expenses related to CEO’s Awards (Note 20(c))	—	10,170	—
Cash paid to purchase short-term deposits together with YY	—	7,096	—
Costs and expenses allocated from YY, excluding the share-based compensation costs and expenses related to YY’s Share-based Awards	217,107	—	—
Deposits received from content providers by YY on behalf of Huya	3,221	—	—
Others	—	849	1,423

Transactions with Tencent

On February 5, 2018, Tencent and the Company, through their respective PRC affiliated entities, entered into a business cooperation agreement, which became effective on March 8, 2018. Pursuant to the agreement, both parties agreed to establish strategic cooperation relationship in various areas, including game publishing and operation, live game streaming content provision and broadcaster management. This agreement has a term of three years, which will be renewed subject to both parties’ negotiation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

22.	Related party transactions (continued)

Transactions with Tencent (continued)

Upon the completion of the issuance of Series B-2 Preferred Shares on March 8, 2018 (Note 19), Tencent became a related party of the Company as its major shareholder. The transactions with Tencent prior to the March 8, 2018 were not disclosed as related party transactions.

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Operation support services provided by Tencent (ii)	—	—	106,547
Purchase of copyrights for live streaming from Tencent	—	—	88,075
Advertising revenue from Tencent	—	—	14,345
Market promotion expenses charged by Tencent	—	—	2,174

(i)	Purchases of services from YY are mutually agreed with reference to the cost and market price of the services.
(ii)	Operation support services mainly consist of bandwidth and payment handling services which are charged at the market price.

On July 10, 2017, pursuant to Series A Preferred Shares arrangements (Note 19) entered amongst the Company and the investors of the Series A Preferred Shares, the Company issued, and Jungle TT Limited, which was wholly owned by CEO of Huya, and NEW WALES HOLDINGS LIMITED and LEGEND RANK VENTURES LIMITED, both of which were wholly owned by CEO and the Chairman of YY subscribed for, 4,411,765, 4,411,765 and 1,470,588 Series A Preferred Shares, respectively, at a price of US$3.4 per share with a total consideration of US$35,000.

Starting from January 1, 2017, the Company obtained an exclusive and royalty-free license from VIE of YY to use 39 patents, 12 of which are under application through the respective terms of such patents.

As of December 31, 2017 and 2018, the amounts due from/to related parties are as follows:

	December 31,
	2017	2018
	RMB	RMB
Amounts due from related parties
YY	111,830	231,226
Tencent	—	6,142
Other	1,481	1,471

Total	113,311	238,839

Amounts due to related parties
Tencent	—	33,773
YY	7,495	—
Other	900	900

Total	8,395	34,673

The other receivables/payables from/to related parties are unsecured and payable on demand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.	Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

The Group did not have any other financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2017. The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2018:

As of December 31, 2018
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Short-term investments (i)	—	300,162	—	300,162

Liabilities
Derivative liabilities (ii)	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.	Fair value measurements (continued)

(i)

Short-term investments represent structured deposits and the Company values these short-term investments based on quoted prices of similar products provided by banks at the end of each period, and accordingly, the Company classifies the valuation techniques that use these inputs as Level 2.

(ii)

The Company has determined that conversion feature embedded in the Series B-2 Preferred Shares is required to be bifurcated and accounted for as a derivative liability which would be measured at fair value (Note 19). Upon the completion of the IPO, the derivative liabilities were derecognized and the balance was transferred to additional paid-in capital accordingly.

The following table presents the changes in level 3 liabilities for the year ended December 31, 2018,

	Conversion feature embedded in Series A Preferred Shares	Conversion feature embedded in Series B-2 Preferred Shares	Total
	RMB	RMB	RMB
Balance as of January 1, 2018	—	—	—

Initial recognition upon the extinguishment of the Series A Preferred Shares and the issuance of Series B-2 Preferred Shares as of March 8, 2018	572,237	320,097	892,334
Fair value loss on derivative liabilities	628,298	1,656,925	2,285,223
Foreign exchange	4,573	6,697	11,270
Derecognition of derivative liabilities upon the completion of the IPO	(1,205,108)	(1,983,719)	(3,188,827)

Balance as of December 31, 2018	—	—	—

In determining the fair value of these preferred shares, the Company has adopted the equity allocation model. For purposes of determining the conversion features of the Pre-IPO Preferred Shares as of March 8, 2018 and May 10, 2018, the Company has re-performed the equity allocation model for the Pre-IPO Preferred Shares in scenarios assuming the conversion feature is removed, the difference between the with embedded conversion features scenario and the without embedded conversion features scenario is considered to be value of the conversion features of the Pre-IPO Preferred Shares. The Company assumed the Pre-IPO Preferred Shares would not be converted to common shares in neither the IPO scenario, the liquidation scenario nor the redemption scenario. Such approach involves certain significant estimates which are as follows:

Valuation Date	March 8, 2018	May 10, 2018
Volatility	50%	50%
Risk-free rate (3 months)	1.66%	1.58%
Risk-free rate (4 years)	2.52%	2.46%
Dividend yield	0%	0%

24.	Commitments and contingencies

(a)	Operating lease commitments

The Group leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

24.	Commitments and contingencies (continued)

(a)	Operating lease commitments (continued)

Total office rental expenses under all operating leases were RMB21,920, RMB12,780 and RMB20,799 for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, future minimum payments under non-cancelable operating leases consist of the following,

Office rental
RMB
2019	44,808
2020	28,629
2021	26,573
2022 and after	47,726

147,736

(b)	Capital and other commitment

As of December 31, 2018, the Group had outstanding capital commitments totaling RMB101,514, which consisted of additional investments in equity investments and decoration and improvement of leasehold properties.

(c)	Legal proceedings

In August 2018, a game publisher filed a lawsuit against the Group, claiming the Group’s self-developed mobile game infringing its licensed mobile game. The claimant is seeking RMB20 million for its loss. The Group, together with the other two co-defendants, intends to defend the action and respond in due course. This case is still in early stage and the Group is not able to make a reliable estimate of the potential loss, if any.

25.	Subsequent events

(Unaudited) The Company completed its follow-on public offering of ADSs by the Company and the selling shareholder on April 12, 2019 and on the same day, the Company issued and sold an aggregate of 13,600,000 ADSs and the selling shareholder sold an aggregate of 4,800,000 ADSs at the price of US$24.00 per ADS. The registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on April 9, 2019. The underwriters’ options granted by the Company and the selling shareholder to purchase additional ADSs have not been exercised yet until April 26, 2019.

As a result of the above transactions, the net proceeds received by the Company, after deducting underwriter commissions and estimated offering expenses, amounted to approximately US$313.8 million. The Company did not receive any proceeds from the sale of the ADSs by the selling shareholder.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

26.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB166,267 and RMB307,139 as of December 31, 2017 and 2018. There are no differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company.

For the year ended December 31, 2018, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2018 and the condensed financial information of the Company are not required to be presented.