Form 20-F
period 2019-12-31
HUYA Inc.
filed 2020-04-27
CIK 1728190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019.
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
Building A3, E-Park
280 Hanxi Road
Panyu District, Guangzhou 511446
People’s Republic of China
(Address of principal executive offices)
Catherine Xiaozheng Liu, Chief Financial Officer
E-mail: liuxiaozheng@huya.com
Building A3, E-Park
280 Hanxi Road
Panyu District, Guangzhou 511446
People’s Republic of China
Telephone: +86 20 2290-7888
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one Class A ordinary share, par value US$0.0001 per share	HUYA	New York Stock Exchange
Class A ordinary shares, par value US$0.0001 per share*		New York Stock Exchange

(1) *	Not for trading, but only in connection with the listing on the New York Stock Exchange of our American depositary shares, each representing one Class A ordinary share.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2019, there were 219,458,635 ordinary shares outstanding, being the sum of 67,101,314 Class A ordinary shares (excluding 938,423 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan) and 152,357,321 Class B ordinary shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒
  Yes
☐
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
filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule
12b-2
of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☒
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
☐
  Yes
☐
  No

i

INTRODUCTION
Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:
•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;

•	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;

•	“JOYY” refers to JOYY Inc. (Nasdaq: YY), formerly known as YY Inc.;

•	“MAUs”, or “monthly active users” for any period refers to the sum of users who accessed our platform through our mobile apps, our websites, our PC clients, or YY Client, a PC client offered by JOYY, at least once during such relevant period. The calculations of our MAUs may not reflect the actual number of people who accessed our platform, such as it is possible that some people may use more than one device, or some people may share one device, or some people may access our platform through multiple channels. Average MAUs for any period is calculated by dividing (i) the sum of MAUs for each month during such relevant period, by (ii) the number of months during such relevant period;

•	“mobile MAUs” for any period refers to the sum of users who accessed our platform through our mobile apps at least once during such relevant period. The calculations of our mobile MAUs may not reflect the actual number of people who accessed our platform, such as it is possible that some people may use more than one device, or some people may share one device, or some people may access our platform through multiple channels. Average mobile MAUs for any period is calculated by dividing (i) the sum of our mobile MAUs for each month during such relevant period, by (ii) the number of months during such relevant period;

•	“monthly active broadcasters” for any period refers to the sum of broadcaster accounts that live broadcasted on our platform at least once during such relevant period. Average monthly active broadcasters for any period is calculated by dividing (i) the sum of our monthly active broadcasters for each month during such relevant period, by (ii) the number of months during such relevant period;

•	“paying users” for any period refers to the sum of user accounts that made payments for various products and services on our platform at least once during such relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platform;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value $0.0001 per share;

•	“Tencent” refers to Tencent Holdings Limited ;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States; and

•	“we,” “us,” “our company,” “our” and “Huya” refer to HUYA Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, also include its variable interest entity and its subsidiaries in the PRC.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.9618 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2019.
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

Selected Consolidated Financial Data
The following selected consolidated statements of comprehensive (loss) income for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2018 and 2019, selected consolidated cash flows data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included in this annual report beginning on page
 F-1.
Our selected consolidated statements of comprehensive loss for the years ended December 31, 2016, selected consolidated balance sheet data as of December 31, 2016 and 2017 and selected consolidated cash flows data for the year ended December 31, 2016 have been derived from our audited consolidated financial statements not included in this annual report. We have not included financial information for the year ended December 31, 2015, as such information cannot be provided on a stand-alone and U.S. GAAP basis without unreasonable effort or expense. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below.

	For the year ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, ADS, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Loss:
Net revenues:
Live streaming	791,978	2,069,536	4,442,845	7,976,214	1,145,711
Advertising and others	4,926	115,280	220,595	398,287	57,210

Total net revenues	796,904	2,184,816	4,663,440	8,374,501	1,202,921

Cost of revenues (1)	(1,094,644)	(1,929,864)	(3,933,647)	(6,892,579)	(990,057)

Gross (loss) profit	(297,740)	254,952	729,793	1,481,922	212,864

Operating expenses:
Research and development expenses (1)	(188,334)	(170,160)	(265,152)	(508,714)	(73,072)
Sales and marketing expenses (1)	(68,746)	(87,292)	(189,207)	(438,396)	(62,972)
General and administrative expenses (1)	(71,325)	(101,995)	(287,710)	(352,824)	(50,680)

Total operating expenses	(328,405)	(359,447)	(742,069)	(1,299,934)	(186,724)

Other income	—	9,629	38,938	79,390	11,404

Operating (loss) income	(626,145)	(94,866)	26,662	261,378	37,544

Interest and short-term investments income	518	14,049	156,549	304,491	43,737
Fair value loss on derivative liabilities	—	—	(2,285,223)	—	—
Foreign currency exchange gains, net	—	—	51	1,157	166

(Loss) income before income tax benefits (expenses)	(625,627)	(80,817)	(2,101,961)	567,026	81,447

Income tax benefits (expenses)	—	—	50,943	(96,078)	(13,801)

(Loss) income before share of (loss) income in equity method investments, net of income taxes	(625,627)	(80,817)	(2,051,018)	470,948	67,646

Share of (loss) income in equity method investments, net of income taxes	—	(151)	113,329	(2,775)	(399)

Net (loss) income attributable to HUYA Inc.	(625,627)	(80,968)	(1,937,689)	468,173	67,247

Accretion to preferred shares redemption value	—	(19,842)	(71,628)	—	—
Deemed dividend to series A preferred shareholders	—	—	(496,995)	—	—

Net (loss) income attributable to ordinary shareholders	(625,627)	(100,810)	(2,506,312)	468,173	67,247

Net (loss) income	(625,627)	(80,968)	(1,937,689)	468,173	67,247

Foreign currency translation adjustments, net of nil tax	—	308	366,259	157,568	22,633

Total comprehensive (loss) income attributable to HUYA Inc.	(625,627)	(80,660)	(1,571,430)	625,741	89,880

Net (loss) income per ADS (2)
Basic	(6.26)	(1.01)	(15.02)	2.18	0.31
Diluted	(6.26)	(1.01)	(15.02)	2.02	0.29
Weighted average number of ADSs used in calculating net (loss) income per ADS
Basic	100,000,000	100,000,000	166,828,435	214,811,862	214,811,862
Diluted	100,000,000	100,000,000	166,828,435	232,024,961	232,024,961
Net (loss) income per ordinary share

Basic	(6.26)	(1.01)	(15.02)	2.18	0.31
Diluted	(6.26)	(1.01)	(15.02)	2.02	0.29
Weighted average number of ordinary shares used in calculating net (loss) income per ordinary share
Basic	100,000,000	100,000,000	166,828,435	214,811,862	214,811,862
Diluted	100,000,000	100,000,000	166,828,435	232,024,961	232,024,961

Notes:
(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	5,677	2,877	10,472	31,593	4,538
Research and development expenses	19,538	9,174	30,643	86,296	12,396
Sales and marketing expenses	326	791	1,832	5,919	850
General and administrative expenses	26,557	27,266	183,748	157,936	22,686

(2)	Each ADS represents one Class A ordinary share

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	6,187	442,532	709,019	1,113,193	159,900
Restricted cash	—	—	—	1,392	200
Short-term deposits	95,000	593,241	4,983,825	6,743,445	968,635
Short-term investments	—	—	300,162	2,219,531	318,816
Total current assets	156,101	1,250,307	6,595,187	10,591,820	1,521,420
Investments	—	10,299	219,827	379,424	54,501
Total assets	167,234	1,300,541	7,106,187	11,366,550	1,632,703
Total current liabilities	319,928	685,650	1,380,446	2,446,677	351,444
Total liabilities	331,621	730,674	1,461,180	2,681,700	385,203
Total mezzanine equity	—	509,668	—	—	—
Class A ordinary shares (US$0.0001 par value; nil, 249,957,163, 750,000,000 and 750,000,000 shares authorized, nil, 992,456, 44,639,737 and 67,101,314 shares issued and outstanding as of December 31, 2016, 2017, 2018 and 2019, respectively)	—	1	29	44	6
Class B ordinary shares (US$0.0001 par value; nil, 99,007,544, 200,000,000, and 200,000,000 shares authorized, nil, 99,007,544, 159,157,321 and 152,357,321 shares issued and outstanding as of December 31, 2016, 2017, 2018 and 2019, respectively)	—	66	104	100	14
Total shareholders’ (deficit) equity	(164,387)	60,199	5,645,007	8,684,850	1,247,500

The following table presents our selected cash flows for the years indicated.

	For the year ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(420,451)	242,444	717,461	1,945,414	279,439
Net cash used in investing activities	(96,135)	(559,561)	(4,567,452)	(3,684,971)	(529,314)
Net cash provided by financing activities	522,773	774,448	4,126,861	2,133,651	306,480
Net increase in cash and cash equivalents	6,187	457,331	276,870	394,094	56,605
Cash and cash equivalents at the beginning of the year	—	6,187	442,532	709,019	101,844
Effect of exchange rate changes on cash and cash equivalents	—	(20,986)	(10,383)	11,472	1,651

Cash and cash equivalents at the end of the year	6,187	442,532	709,019	1,114,585	160,100

B.	Capitalization and Indebtedness

Not Applicable.
C.	Reasons for the Offer and Use of Proceeds

Not Applicable.
D.	Risk Factors

Risks Related to Our Business and Our Industry
If we fail to keep our existing users highly engaged, to acquire new users, or to increase the proportion of paying users, our business, profitability and prospects may be adversely affected.
Our success depends on our ability to maintain and grow our user base and keep our users highly engaged. In order to attract, retain and engage users and remain competitive, we must continue to innovate our products and services, implement new technologies and strategies, offer interesting content, improve features of our platform and stimulate interactions in our community.
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
Although we have entered into multi-year cooperation agreements that contain exclusivity clauses with some of the popular broadcasters on our platform, if any of these broadcasters decides to breach the agreement or chooses not to continue the cooperation with us once the term of the agreement expires, the popularity of our platform may decline and the number of our users may decrease, which could materially and adversely affect our results of operations and financial condition.

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
Broadcasters on our platform, including those who have entered into exclusivity agreements with us, may leave us for other platforms which may offer better services and terms than we do. Furthermore, we may lose broadcasters if the talent agencies that manage them are unable to reach or maintain satisfactory cooperation arrangements with such broadcasters. In addition, if talented and popular broadcasters cease to contribute content to our platform, or their live streams fail to attract users, we may experience a decline in user traffic and user engagement, which may have a material and adverse impact on our results of operations and financial conditions.
We may fail to offer attractive content, in particular popular game content, on our platform.
We offer comprehensive live streaming content with a primary focus on games. Our content library is constantly evolving and growing. Game content has been a key genre of our content offerings since our inception. Our ability to maintain an attractive library of game content largely depends on the variety and availability of popular games in China, which may be affected by various factors, including but not limited to, investments by game developers and publishers, game market conditions and regulatory supervision and approval. If there is a decrease in the number of new games launched or approved for launch in China, or if there is a decrease in the number of users on existing popular games, or if we fail to live stream popular games due to various legal or business restrictions, our operations may be negatively impacted and we may face difficulties in continuously supplying attractive game content.
Among the various types of gaming content on our platform, e-sports tournaments and game events have surged as an important genre to generate our user traffic. If we fail to obtain the broadcasting rights for popular e-sports tournaments and game events, or we fail to attract users through these e-sports tournaments and game events, we may experience decreased users, viewership and user engagement, which may materially and adversely affect our results of operations and financial condition.
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
In addition, we largely rely on our broadcasters and talent agencies to create high-quality and fun live streaming content. We have in place a comprehensive and effective incentive mechanism to encourage broadcasters and talent agencies to supply content that is attractive to our users. Also, talent agencies cooperating with us may guide or influence broadcasters to live streaming content that is well received by our users. However, if we fail to observe the latest trends and timely guide broadcasters and talent agencies accordingly, or fail to attract broadcasters who are capable of creating content based on popular games, or if broadcasters fail to produce content for trending games, our user number may decline and our financial condition and results of operations may be materially and adversely affected.
Moreover, there are currently uncertainties with respect to the interpretation and implementation in practice of the laws and regulations governing online games. Pursuant to the relevant PRC laws and regulations, operators which operate online games without pre-approval
by the State Administration of Press, Publication, Radio, Film and Television of the PRC, or the SAPPRFT (the predecessor of the National Radio and Television Administration) or its equivalent authorities will be ordered to stop publishing and operating such games. Between April and November 2018, such pre-approval
of domestic online games was suspended. According to public news reports, such suspension may have been due to the institutional restructuring of game approval authorities involving the Ministry of Culture and Tourism and the SAPPRFT. Such suspension caused significant delays in the introduction of new games to the Chinese market. While the game approval procedure was reinstated in December 2018, the number of approved games has decreased compared to the period before the suspension. Additionally, on August 30, 2018, the Ministry of Education, together with seven other authorities in the PRC, including the SAPPRFT, issued a notice implementing a plan to protect the eyesight of teenagers, which, among other things, regulates the number of online games and new releases. If game publishers and operators fail to maintain the normal publication and operation of their online games, or if they fail to obtain or make the necessary approvals and filings of their online games, our operations may be negatively impacted, and we may be subject to penalties for live streaming such games.

We are a relatively young company, and we may not be able to sustain our rapid growth, effectively manage our growth or implement our business strategies.
We have a limited operating history, particularly as a stand-alone company. Our Huya platform was launched in 2014 as a business unit of JOYY. Although we have experienced significant growth since our platform was launched, our historical growth rate may not be indicative of our future performance due to our limited operating history and the rapid evolvement of our business model. We may not be able to achieve similar results or grow at the same rate as we did in the past. As our business and the live streaming service market in China continue to develop, we may adjust our product and service offerings or modify our business model. These adjustments may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations.
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
We face competition in several major aspects of our business. If we fail to compete effectively, our business, results of operations and financial condition may be negatively impacted
.
We face competition in several major aspects of our business, particularly from companies that provide game live streaming services and other online entertainment services, including companies that our shareholders operate or invest in and companies that our shareholders may operate or invest in in the future. Some of our competitors may have longer operating histories, significantly larger user bases, more established brand names, broader product or service offerings, significantly greater financial, technical and marketing resources than we do or have long-term strategic relationships with game developers or publishers, and in turn may have an advantage in attracting and retaining users, broadcasters, talent agencies, advertisers and other business partners. Our competitors may also compete with us for content such as games, e-sports tournaments and game events; business partners such as broadcasters, talent agencies, and advertisers; skilled personnel such as management, engineers, product and content personnel; and other resources such as user traffic, user time spent online, and investments. Furthermore, if we are involved in disputes with any of our competitors that result in litigations or negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to a reduced number of users and advertisers. Any legal proceedings or measures we take in response to such disputes may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.
If we are not able to effectively compete in one or more of our business lines, our business, results of operations may be negatively impacted, for example, our overall user base and level of user engagement may decrease, which could reduce the number of our paying users or make us less attractive to broadcasters, talent agencies, advertisers, and other business partners. If we are not able to effectively compete, our financial condition may be negatively impacted, for example, our revenues may decrease, our costs and expenses may increase, and our profits may decrease. We may also be required to devote additional resources to further increase our brand recognition and promote our products and services, and such additional spending may adversely affect our profitability.
If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.
The internet industry in China is highly regulated. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Internet Information Services,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—Internet Publication and Cultural Products,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—Online Music and Entertainment” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Online Transmission of Audio-Visual Programs.” For example, an internet information service provider shall obtain an operating license, or the ICP License, from the Ministry of Industry and Information Technology, or MIIT, or its local counterparts before engaging in any commercial internet information services. Our PRC variable interest entity, Guangzhou Huya Information Technology Co., Ltd., or Guangzhou Huya, has obtained a valid ICP License for provision of internet information services, a radio and television program production and operating permit, a commercial performance license and an internet culture operation license for music products.

Under the Administrative Provisions for the Internet Audio-Video Program Service, or the Audio-Visual Provisions, promulgated by the State Administration of Radio, Film and Television, or SARFT, and the MIIT, providers of internet audio-visual program services are required to obtain a license for online transmission of audio-visual programs, or the Audio-Visual License, issued by SARFT, or complete certain registration procedures with SARFT. In August 2018, the National Office of Anti-Pornography and Illegal Publication, or the NOAPIP, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration and the Cyberspace Administration of China, jointly issued the Notice on Strengthen the Management of Live Streaming Service, which requires internet live streaming providers involving internet audio-visual program live streaming services to obtain the Audio-Visual License and complete certain registration procedures with the local public security authority. According to a notice issued by the Administration of Press, Publication, Radio, Film and Television of the Guangdong Province on September 26, 2016, or Guangdong Province Letter, only live streaming services covering (i) major political, military, economics, social, cultural, sports activities or reality event streaming or (ii) activities such as general social cultural activities or sports events are required to apply for an Audio-Visual License. The Guangdong Province Letter further stated that live streaming platforms offering online shows, online games and online drama performances are not required to obtain an Audio-Visual License. We are advised by our PRC legal counsel, Commerce & Finance Law Offices, that Audio-Visual License is not required for our live streaming business.
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
As the internet industry in China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. In addition, we may be required to obtain additional licenses or approvals, and we cannot assure you that we will be able to timely obtain or maintain all of the required licenses or approvals or make all of the necessary filings in the future. If we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.
We cooperate with various talent agencies to manage and recruit our broadcasters. If we are not able to maintain our relationship with talent agencies, in particular the platinum talent agencies which possess the capacity to produce a large volume of high-quality content and manage a considerable pool of talent, our operations may be materially and adversely affected.
We cooperate with talent agencies to manage, organize and recruit broadcasters on our platform. As we are an open platform that welcomes qualified broadcasters to register on our websites, cooperation with talent agencies substantially increases our operational efficiency in terms of discovering, supporting and managing broadcasters in a more organized and structured manner, and turning amateur broadcasters into full-time broadcasters.

We share a portion of the revenues generated from the sales of virtual items and other products and services attributed to the broadcasters’ live streams with broadcasters and talent agencies who manage these broadcasters. If we cannot balance the interests between us, the broadcasters and the talent agencies and design a revenue-sharing mechanism that is agreeable to both broadcasters and talent agencies, we may not be able to retain or attract broadcasters or talent agencies, or both. In addition, while we have entered into exclusive streaming agreements with certain broadcasters, none of the talent agencies we cooperate with has an exclusive cooperation relationship with us. If other platforms offer better revenue sharing incentive to talent agencies, such talent agencies may choose to devote more of their resources to broadcasters who stream on the other platforms, or they may encourage their broadcasters to use or even enter into an exclusive agreement with other platforms, all of which could materially and adversely affect our business, financial condition and results of operations.
We are subject to risks associated with operating in a rapidly developing industry and a relatively new market.
Many elements of our business are unique, evolving and relatively unproven. Our business and prospects depend on the continuing development of the live streaming industry in China. The market for our services is relatively new and rapidly developing and is subject to significant challenges. Our business relies upon our ability to cultivate and grow an active game live streaming community and to successfully monetize our user base, so as to increase revenues from our live streaming as well as online advertising services. In addition, our continued growth depends, in part, on our ability to respond to constant changes in the internet industry, including rapid technological evolution, continued shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Developing and integrating new content, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve at all. We cannot assure you that we will succeed in any of these aspects or that these industries in China will continue to grow as rapidly as they have in the past.
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

Our business and results of operations may be materially adversely affected by the outbreak of COVID-19.
In late January 2020, in response to intensifying efforts to contain the spread of
COVID-19,
the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining and treating individuals in China who had
COVID-19,
asking China residents to remain at home and to avoid gathering in public, and other actions. In March 2020, the World Health Organization declared
COVID-19
as a global pandemic. Many countries have implemented drastic measures, including but not limited to travel bans, closing of boarders and military interventions, to help contain the spread of the virus. The accelerated spread of the virus globally has caused extreme volatility in the global financial market, including the repeated triggering of stock market “circuit breakers” in the U.S. and many other countries.
The global pandemic also caused significant uncertainty and tensions in international relations, including the relations between China and the U.S. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reimposition of restrictions.
Since the outbreak, a number of major
e-sports
tournaments and game events have been canceled, delayed, shifted to online-only format or otherwise disrupted. For example, competitions of League of Legends
®
Pro League Spring 2020 in China were rescheduled and the related marketing plans rearranged. Consequently, our broadcasting and business plans in connection with these tournaments were also disrupted, and we may incur additional managerial, operational and financial resources to make necessary accommodations. In addition, the
COVID-19
outbreak may cause closure of our offices and/or those of our partners such as internet cafes or talent agencies, suspension of services such as mourning days, and travel restrictions and limits on access to public venues. We maintain corporate offices in a number of cities in China that have been severely affected by the outbreak, including Guangzhou and Beijing. An economic slowdown in China and globally may decrease the consumption in online entertainment, and our users’ spending on our platforms may be decreased. As a result of any of the above developments, our business, financial condition and results of operations for the full fiscal year of 2020 in China and overseas markets may be adversely affected by the
COVID-19
outbreak. The full extent to which
COVID-19
impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of
COVID-19
and the actions to contain the coronavirus or treat its impact, among others.

Our revenue model for live streaming may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.
We operate our live streaming platform using a revenue model whereby users can get free access to live streaming of game or other types of content but have the options to purchase our products or services. We have generated, and expect to continue to generate, a substantial majority of our live streaming revenues using this revenue model. In 2017, 2018 and 2019, our live streaming revenues contributed to 94.7%, 95.3% and 95.2% of our total net revenues, respectively. Although our live streaming business has experienced significant growth in recent years, we may not achieve a similar growth rate in the future, as the user demand for this service may change, decrease substantially or dissipate, or we may fail to anticipate and serve user demands effectively.
Although we factor in industry standards and expected user demand in determining how to optimize our monetization effectively, if we fail to properly manage the supply and timing of our products and services and their appropriate prices, our users may be less likely to make purchases from us. In addition, if users’ spending habits change and they choose to only access our content for free without additional purchases, we may not be able to continue to successfully implement our revenue model for live streaming, in which case we may have to provide other value-added services or products to monetize our user base. We cannot guarantee that our attempts to monetize our user base and products and services will continue to be successful, profitable or widely accepted, and therefore the future revenue and income potential of our business are difficult to evaluate.
We have a unique community culture that is vital to our success. Our operations may be materially and adversely affected if we fail to maintain our culture within our addressable user communities.
We have cultivated an interactive and vibrant online social community, centered around live game streaming. We provide resources and support to the broadcasters through talent agencies that help train and retain talented broadcasters on our platform, who in turn, attract and retain users. We also ensure a superior user experience by continuously improving user interface and features of our platform and encouraging active interaction between users and broadcasters. We believe that maintaining and promoting such a vibrant community culture is critical to retaining and expanding our user and broadcaster base. We have taken multiple initiatives to preserve our community culture and values. Despite our efforts, we may be unable to maintain our community culture and cease to be the preferred platform for our target users, broadcasters and talent agencies. For example, frictions among our users or broadcasters and inflammatory comments posted by internet trolls may damage our community culture and brand image, which would be detrimental to our business operations.
We generate a portion of our revenues from advertising. If we fail to attract more advertisers to our platform or if advertisers are less willing to advertise with us, our revenues may be adversely affected.
Although we primarily rely on revenues generated from live streaming services, we still generate a small portion of our revenues from advertising. Our revenues from advertising partly depend on the continued development of the online advertising industry in China and advertisers’ willingness to allocate budgets to online advertising. In addition, companies that decide to advertise or promote online may utilize more established methods or channels, such as more established Chinese internet portals or search engines, over advertising on our platform. If the online advertising market does not continue to grow, or if we are unable to capture and retain a sufficient share of that market, our ability to increase our current level of advertising revenues and our profitability and prospects may be materially and adversely affected.
Furthermore, our core and long-term priority of optimizing user experience and satisfaction may limit our platform’s ability to generate revenues from advertising. For example, in order to avoid interruptions to our users’ entertainment experience, we may restrict or limit advertising during streaming. While this decision would adversely affect our operating results in the short term, we believe it enables us to provide a superior user experience on our platform, which will help us expand and maintain our current user base and enhance our monetization potential in the long term. However, this philosophy of putting our users first may also negatively impact our relationships with advertisers or other third parties, and may not result in the long-term benefits that we expect, in which case the success of our business and operating results could be harmed.

We offer advertising services primarily through contracts entered into with advertisers or third-party advertising agencies and by displaying advertisement on our platform or providing advertising integrated in the content offered on our live streaming platform. We cannot assure you that we will be able to attract or retain direct advertisers or advertising agencies. If we fail to retain and enhance our business relationships with these advertisers or third-party advertising agencies, we may suffer from a loss of advertisers and our business and results of operations may be materially and adversely affected. If we fail to retain existing advertisers and advertising agencies or attract new direct advertisers and advertising agencies or any of our current advertising methods or promotional activities becomes less effective, our business, financial condition and results of operations may be adversely affected.
Increases in the revenue sharing fees and content costs on our platform may have an adverse effect on our business, financial condition and results of operations.
We need to continue offering popular and attractive content on our platform to provide our users with engaging and satisfying viewing experiences, and our ability to provide such content is dependent on our ability to attract and retain our broadcasters and talent agencies. We have a revenue sharing arrangement with both our broadcasters and talent agencies under which we share with them a portion of the revenues from the sales of our products and services on our platform. We also pay some popular broadcasters additional fees to sign agreements that contain exclusivity clauses with us. The absolute amounts and revenue percentages that we pay broadcasters and talent agencies may increase. If our competitor platforms offer higher revenue sharing ratios or additional fees with an intent to attract our popular broadcasters, costs to retain our broadcasters may further increase. If we are not able to continue to retain our broadcasters and produce high-quality content on our platform at commercially acceptable costs, our business, financial condition and results of operations would be adversely impacted. Furthermore, as our business and user base further expand, we may have to devote more resources in attracting broadcasters and talent agencies to produce more content that meets the varied interests of a diverse user base, which would increase the costs of contents on our platform.
In addition, we pay game developers or publishers, e-sports tournaments and game events organizers and participants, and other content broadcasting right owners for content and increases in prices for these broadcasting rights would also have an adverse effect on our business, financial condition and results of operations. If fail to procure these content or fail to procure these content at commercially acceptable costs, our business and results of operations may be adversely impacted. If we are unable to generate sufficient revenues that outpace our increased revenue sharing fees and content costs, our business, financial condition and results of operations may be materially and adversely affected.
We have incurred net losses in the past, and we may again incur losses or our profitability may decrease in the future.
While we generated a profit in 2019, we have incurred net losses prior to 2019. We expect that we will continue to incur significant costs and expenses such as research and development expenses and bandwidth costs to support our video functions, and costs and expenses to retain and attract content creators, grow our user base and generally expand our business operations. We may again not be able to generate sufficient revenues to offset such costs and expenses to sustain profitability in the future. In addition, we expect to continue to invest heavily in our operations to maintain our current market position, support anticipated future growth and meet our expanded reporting and compliance obligations as a public company.
Our profitability is also affected by other factors beyond our control. For example, live streaming as a form of entertainment may not continue to retain or increase its viewership levels or popularity. In addition, advertisers may not increase or maintain their spending on live streaming platforms, including our platform. The continued success of our business depends on our ability to identify which services will appeal to our user base and to offer them on commercially acceptable terms. Our profitability also depends in part on our ability to convert users into paying user, attract advertisers and successfully compete in a very competitive market. In addition, factors including regulatory trends, economic environment and monetary policies in China and globally also affect our profitability.
Our results of operations are subject to substantial quarterly and annual fluctuations due to seasonality.
We may experience seasonality in our business, reflecting seasonal fluctuations in online entertainment consumption. As a result, comparing our operating results on a period-to-period basis may not be meaningful. For example, our users, revenues, or profits may be impacted by public holidays, school vacations, e-sports tournaments and game events that we launch from time to time, marketing campaigns and promotional activities that we conduct from time to time, or regulations, rules and guidelines that government authorities pose from time to time.
Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. Once our business development has reached a more mature stage, our financial results may reflect seasonal effects owing to the factors mentioned above.

As a result, our operating results in future quarters or years may fall below the expectations of securities analysts and investors. In such event, the trading price of our ADSs would likely be materially and adversely affected.
We have a limited operating history in overseas markets. If we fail to meet the challenges presented by our increasingly globalized operations, our business, financial condition and results of operations may be materially and adversely affected.
We began to expand our business operations overseas in May 2018. Our global expansion strategy might not be successfully executed and may expose us to a number of risks, including but not limited to:
•	challenges in formulating effective local sales and marketing strategies targeting internet and mobile users from various jurisdictions and cultures, who have a diverse range of preferences and demands;

•	challenges in identifying appropriate local third-party business partners such as game developers and publishers, e-sports tournament and game event organizers, broadcasters and talent agencies, and establishing and maintaining good working relationships with them;

•	challenges in recruiting quality local broadcasters to attract and engage local users;

•	challenges in effectively managing overseas operations from our headquarters and establishing overseas IT systems and infrastructure;

•	challenges in selecting suitable geographical regions for global expansion and the general economic condition of various regions we operate;

•	challenges in increasing and diversifying revenues, controlling costs and expenses, and making profits;

•	fluctuations in currency exchange rates;

•	compliance with applicable foreign laws and regulations, including but not limited to internet content requirements, foreign exchange controls, cash repatriation restrictions, intellectual property protection rules, data privacy requirements, tax regulations and rules; and

•	competition situations in various regions we operate.

Our expansion overseas may exert pressure on our operating results and net margins in the near term, and our overseas expansion may not be occurring at the pace as we intended or generate revenues in the amount as we originally expected. Our business, financial condition and results of operations may be materially and adversely affected by these and other risks associated with our overseas expansion.
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

We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and government authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform.
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

Intensified government regulations, rules or guidelines of the internet industry in China could restrict our ability to maintain or increase the level of user traffic to our platform as well as our ability to tap into other market opportunities, and negatively impact our businesses, results of operations, or financial condition.
The PRC government has promulgated, in recent years, intensified regulations, rules, or guidelines on various aspects of the internet industry in China. For example, the PRC government adopted more stringent policies to monitor the online games industry due to negative public perception of addiction to online games, including policies for the protection of minors. On April 15, 2007, eight PRC government authorities, including the General Administration of Press and Publication, or the GAPP, the Ministry of Education, the Ministry of Public Security and the MIIT, issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. If these restrictions expand to apply to adult game players in the future, it may lead to a decrease in the number or engagement of game players, which could adversely affect our game live streaming service and have a material effect on our results of operations. Furthermore, as of October 1, 2011, online game players in China are required to register and verify their names and identity card numbers with the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, before playing an online game. In August 2018, the National Office of Anti-Pornography and Illegal Publication, or the NOAPIP, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration and the Cyberspace Administration of China, jointly issued the Notice on Strengthen the Management of Live Streaming Service, which required the real-name registration system for users to be put in place by live streaming service providers. If this real-name registration system leads to a decrease in the number or engagement of game players, our results of operations may be materially and adversely affected. In addition, according to the Administrative Measures for Business Activities of Online Performances, or the Measures, issued by Ministry of Culture and Tourism on December 2, 2016 and took effect on January 1, 2017, online performance shall not use any online game product without content examination and approval number or filing number issued by competent administrative cultural authorities to present or narrate online game skills. Failure to abide by the Measures may result in substantial monetary fines. In cases of serious offense, online platforms may be ordered to cease its business for rectification or even have its Internet Culture Business Permit revoked. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Anti-fatigue Compliance System and Real-name Registration System.”
In addition, as the internet industry in China is still at a relatively early stage of development, new laws and regulations, rules or guidelines may be adopted from time to time to address new issues that come to the authorities’ attention. Some new laws, regulations, rules, or guidelines have or may in the future put additional restrictions on our users, broadcasters, content, product or service offerings, and may negatively impact our businesses, results of operations, or financial condition. For example, we are subject to a variety of regulatory restrictions concerning the age limit for broadcasters, as well as restrictions on our products’ features. The existing and future regulations rules and guidelines that could affect us are beyond our control, and their potential impact on us is difficult to predict. We may incur substantial financial, operational and managerial costs in response to and in anticipation to the relevant regulatory and policy risks, and we may not be able to effectively predict, estimate or manage those risks in a timely and cost-efficient manner. Furthermore, we may not timely obtain or maintain all the required licenses or approvals or to satisfy all the requirements posed by the authorities in the future. We also cannot assure you that we will be able to obtain the required licenses or approvals or to satisfy all the requirements posed by the authorities if we plan to expand into other internet businesses. If we fail to timely obtain or maintain any of the required licenses or approvals, we may be subject to various penalties, which may disrupt our business operations or derail our business strategy, and materially and adversely affect our business, financial condition and results of operations. See “—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—Internet Information Services,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—Internet Publication and Cultural Products,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—Online Music and Entertainment” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Online Transmission of Audio-Visual Programs.”

We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our platform or seeking license arrangements which may not be available on commercially reasonable terms.
Content posted by our users may expose us to allegations by third parties of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. For example, we facilitate broadcasters to live stream games on our platform, and, in some cases, we may dictate the games that our broadcasters stream. As a result, we could face copyright infringement claims with respect to online games being streamed live, recorded or made accessible, or songs performed live, recorded or made accessible on our platform.
The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. Under relevant PRC laws and regulations, online service providers which provide storage space for users to upload works or links to other services or content could be held liable for copyright infringement under various circumstances, including situations where an online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes the copyrights of others and the provider realizes economic benefits from such infringement activities. In particular, there have been cases in China in which courts have found online service providers to be liable for the posting of copyrighted content by users which was accessible from and stored on such providers’ servers. For example, in August 2018, a game publisher filed a suit against us as a co-defendant,
claiming that one of our self-developed mobile games infringed the plaintiff’s licensed mobile game. The game publisher seeks RMB20 million in damages and requests us to remove each version of such game from our platform. We believe the claims lack merit and intend to defend ourselves against these claims vigorously. This case is still pending and in its early stage.
To our knowledge, there is currently no settled court practice which provides clear guidance as to whether or to what extent a live streaming platform would be held liable for the unauthorized posting or live performances of copyrighted content by the users. However, a ruling in favor of right owners would increase our legal risks for allowing the broadcasters on our platform to live stream games over which we do not have license or copyright. In that event, our business, results of operations and financial conditions may be materially and adversely affected.
In addition, we may also be subject to allegations that are associated with the broadcasters and talent agencies on our platform. For example, in August 2019, a game live streaming platform filed a suit against a broadcaster and us as co-defendant
, claiming that we recruited such broadcaster from their platform by improper means and performed confusing acts. The game live streaming platform sought RMB50 million in damages from the broadcaster and us, and requested us to cease recruiting broadcaster from their platform and performing the confusing acts. We were involved a few other factually similar cases. In April 2020, a local PRC court in charge of one of those cases passed a first-instance judgment in favor of us and in this judgment, the court held that our actions did not constitute unfair competition and rejected all the plaintiff’s claims. As of the date of this annual report, such judgment is still subject to an appeal (if any) and all of the other cases are still pending and in their early stage. Although we believe that the claims for these cases are unjustified and commercially motivated, if the final outcome of these proceedings are unfavorable to us, we may suffer certain damage to our financial position and reputation.

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
Our brand image, business, operating results and financial condition may be adversely impacted by user misconduct and misuse of our platform.
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
Moreover, as we have limited control over the illegal or inappropriate behavior of our broadcasters and users, to the extent such behavior is associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and public perception of our brand may be materially and adversely affected. In addition, in response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet or others and subject us to administrative penalties, including confiscation of income and fines, or other sanctions, such as requiring us to restrict or discontinue some of the broadcasters, or features and services provided on our platform.

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
Although we have developed brand partly through word of mouth referrals, as we expand, we may conduct various marketing and brand promotion activities using various methods to continue promoting our brand. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect.

In addition, any negative publicity in relation to our products, services or operations, regardless of its veracity, could harm our brands and reputation. We have sometimes received, and expect to continue to receive, complaints from users such as complaints regarding the quality of the products and services we offer, minors’ use of gaming products and livestreaming services, and broadcasters’ misconduct. Negative publicity or public complaints may harm our reputation, and if complaints against us are not addressed to their satisfaction, our reputation and our market position could be significantly harmed, which may materially and adversely affect our business, results of operations and prospects. We may incur significant managerial, financial and operational costs and expenses in dealing with the negative publicity or public complaints.
We rely on key operating metrics, to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.
We rely on certain operating metrics, such as MAUs, mobile MAUs and paying users, to evaluate the performance of our business. Our operating metrics are calculated using internal company data that have not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring these metrics across our large user base. For example, the calculations of our MAUs or mobile MAUs may not accurately reflect the actual number of people who accessed our platform, such as it is possible that some people may use more than one device, or some people may share one device, or some people may access our platform through multiple channels.
Our measures of operating metrics may differ from estimates published or adopted by third parties, including but not limited to users, business partners, market research institutions, investors and media, or from similarly titled metrics used by our competitors or other companies in the relevant industries due to differences in methodology and assumptions. If these third parties do not perceive our operating metrics to be accurate representations of operations, or if we discover material inaccuracies in our operating metrics, our brand value and reputation may be materially harmed, and our business and operating results may be negatively impacted. If investors make investment decisions based on operating metrics we disclose are inaccurate, we may also face potential lawsuits or disputes.
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
In addition, we process transactions of almost all of our services through third-party online payment systems. If any of these third-party online payment systems suffer from security breaches, users may lose confidence in such payment systems and refrain from purchasing our products and services online, in which case our results of operations would be negatively impacted. See “—The security of operations of, and fees charged by, third-party online payment platforms may have a material adverse effect on our business and results of operations.”

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
In addition, malicious software and applications may interrupt the operations of our mobile apps, websites, or PC clients and pass on such malware to our users which could adversely hinder user experience. Although we have been successfully blocking these attacks in the past, we cannot guarantee that this will always be the case, and in the incident if users experience a malware attack by using our platform, our users may associate the malware with our mobile apps, websites, or PC clients, and our reputation, business, and results of operations would be materially and adversely affected.

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
We do not have control over the security measures of our third-party online payment vendors. Any security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet or mobile network security breach were to occur, users may become reluctant to purchase our products and services even if the publicized breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage customer confidence in these online payment systems. If any of the above were to occur and damage our reputation or the perceived security of the online payment systems we use, we may lose paying users and users may be discouraged from purchasing our products and services, which may have a material adverse effect on our business.
In addition, there are currently only a limited number of reputable third-party online payment systems in China. If any of these major payment systems decides to cease to provide services to us, or significantly increase the percentage they charge us for using their payment systems for our products and services, our results of operations may be materially and adversely affected.
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
Implementation and enforcement of PRC intellectual property-related laws is still evolving. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other developed countries. China may not have as robust or comprehensive of intellectual property protection laws and schemes as those offered in the U.S. In addition, the mechanisms to enforce intellectual property rights in China may be inadequate to protect us, which could harm our business. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

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
In China, the validity period of utility model patent rights or design patent rights is ten years and not extendable. Currently, we have 133 registered patents, 763 patent applications pending in China and 18 additional patent applications under the patent cooperation treaty. We also have obtained a royalty-free and exclusive license from Guangzhou Huaduo to use 39 patents, 8 of which are under application. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with sufficient protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.
Some of our products and services contain open source software, which may pose particular risks to our proprietary software, products and services in a manner that negatively affects our business.
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
COVID-19 had a severe and negative impact on the Chinese and the global economy starting from the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. The Chinese and global macroeconomic environment is facing numerous challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. The tensions between China and the U.S. and other countries have been intensified especially since COVID-19. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.
Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation and results of operations.
We may enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance
by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business, or our investments may be subject to loss. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

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
Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.
We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act, adopted rules requiring every public company to include a report from management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form
20-F.
In addition, the independent registered public accounting firm must report on the effectiveness of such company’s internal control over financial reporting. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form
20-F
covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.
We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.
We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalties and our business may be harmed.

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
To grow our business and remain competitive, we may require additional capital from time to time for our daily operation. Our ability to obtain additional capital is subject to a variety of uncertainties, including:
•	our market position and competitiveness in the live streaming service, in particular, game live streaming;

•	our future profitability, overall financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by live streaming and other internet companies in China;

•	foreign currency restrictions; and

•	economic, political and other conditions in China and internationally.

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
We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.
Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in China and globally. Our business operations could be disrupted if one of our employees is suspected of having contracted
COVID-19, H1N1 flu, avian flu, Ebola or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. Our results of operations could be adversely affected to the extent that the outbreak has any negative impact on the Chinese and global economy in general and the Chinese and global mobile internet and gaming industries in particular.
We are also vulnerable to natural disasters and other calamities. It is possible that we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, sabotages, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.
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

Risks Related to Our Relationship with Our Major Shareholders
Our major shareholders will control the outcome of shareholder actions in our company.
On April 3, 2020, Linen Investment Limited, a wholly-owned subsidiary of Tencent exercised its option to acquire 16,523,819 Class B ordinary shares for an aggregate purchase price of US$262.6 million in cash from JOYY. As of April 3, 2020, Tencent held 50.9% voting power in us calculated based on our total issued and outstanding shares. Tencent’s voting power gives it the power to control over certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NYSE requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.
Tencent’s voting control may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that would be beneficial to you. For example, Tencent’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. Tencent is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. If Tencent is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of Tencent, and may do so in a manner that could vary significantly from that of Tencent. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. See “—We may have conflicts of interest with Tencent and, because of Tencent’s controlling ownership interest in our company, we may not be able to resolve such conflicts on favorable terms for us.”
We may have conflicts of interest with Tencent and, because of Tencent’s controlling ownership interest in our company, we may not be able to resolve such conflicts on favorable terms for us.
We may have conflicts of interest with Tencent and, because of Tencent’s controlling interest in our company, we may not be able to resolve such conflicts on favorable terms for us. Conflicts of interest may arise between Tencent and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:
•
Agreements with Tencent
. We may enter into agreements with Tencent from time to time. Tencent may use its control over us to prevent us from bringing a legal claim against it in the event of a contractual breach by Tencent, notwithstanding our contractual rights under these agreements.

•
Developing business relationships with Tencent’s competitors
. So long as Tencent remains as our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to serve the best interests of our company and our other shareholders.

•
Employee recruiting and retention
. Because both Tencent and we are engaged in live streaming and online entertainment businesses in China, we may compete with Tencent in the hiring of new employees and retaining talents.

•
Allocation of business opportunities
. There may arise other business opportunities that both we and Tencent find attractive. If Tencent decides to take up such opportunities itself, we may be prevented from taking advantage of those opportunities.

•
Our directors may have conflicts of interest
. As of the date of this annual report, a majority of our directors were appointed by Tencent. This relationship could create, or appear to create, conflicts of interest when these directors are faced with decisions with potentially different implications for Tencent and us.

•
Sales of shares in our company
. Tencent may decide to sell all or a portion of our shares that it holds to a third party, including our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders.

Although we are a stand-alone public company, we expect to operate, for as long as Tencent is our controlling shareholder, as an affiliate of Tencent. Tencent may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Tencent’s decisions with respect to us or our business may be resolved in ways that favor Tencent and therefore Tencent’s own shareholders, which may not coincide with the interests of our other shareholders. Although we have an audit committee to review and approve all proposed related party transactions, including any transactions between us and Tencent, we may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with a non-controlling
shareholder. Even if both parties seek to do business on an
arm-length
term, the transaction may not meet the practical requirements of the arm’s length standard. Furthermore, if Tencent were to compete with us in the game live streaming services, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company.
Prior to the establishment of HUYA Inc., our live streaming business was carried out by JOYY through a variable interest entity, Guangzhou Huaduo. We completed our carve-out from JOYY in December 2016, and all of our live streaming business was transferred from JOYY to us as part of the carve-out and is now carried out by our PRC subsidiary and variable interest entity. Since we and the variable interest entity of JOYY that operated our live streaming business were under common control of JOYY, our consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to our business for all periods presented. In particular, our consolidated balance sheets include those assets and liabilities that are specifically identifiable to our business; and our consolidated statements of comprehensive loss include all costs and expenses related to us, including costs and expenses allocated from JOYY to us. Allocations from JOYY, including amounts allocated to the cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses, were made using a proportional cost allocation method and based on the proportion of the number of users or number of staff in each business line. We made numerous estimates, assumptions and allocations in our historical financial statements because we did not operate as a stand-alone company prior to our carve-out from JOYY in December 2016. Although our management believes that the assumptions underlying our historical financial statements and the above allocations are reasonable, our historical financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during those periods. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for our arrangements with JOYY. In addition, upon becoming a stand-alone company, we have established our own financial, administrative and other support systems to replace JOYY’s systems, the cost of which may be significantly different from cost allocation with JOYY for the same services. Therefore, you should not view our historical results as indicators of our future performance.
If our collaboration with JOYY is terminated or curtailed, or if we are no longer able to benefit from the support of JOYY, our business may be adversely affected.
JOYY is a leading live streaming social media platform in China, and our game live streaming business has benefited from its experience, resources and influence in the live streaming industry and technological know-how. Although we have entered into a business cooperation agreement with JOYY with respect to our future cooperation and a series of agreements with JOYY with respect to certain parts of our operations, such as premises lease, payment collection and patent license, we cannot assure you that we will continue to receive the same level of support from JOYY as we are no longer consolidated by JOYY. Also, failure to properly implement our business cooperation arrangement with JOYY or to realize the intended benefits we anticipated from our business cooperation with JOYY may adversely affect our business and results of operations.
We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
We are a “controlled company” as defined under the NYSE Listed Company Manual because Tencent owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and have relied on, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors and an exemption from the rule that we have to establish a nominating committee composed entirely of independent directors. We may choose to rely on additional exemptions available to controlled companies in the future, including without limitation appointing non-independent directors to one or more board committees, to the extent permitted by relevant laws and regulations. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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
In addition, in 2009, the GAPP and other government authorities have issued the Notice on Further Strengthening the Administration of
Pre-examination
and Approval of Online Games and the Examination and Approval of Imported Online Games, or Circular 13, which prohibits the foreign investors to invest in online game-operating business in China, including by way of variable interest entity structural similar to the one we adopted. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation on Online Games and Foreign Ownership Restrictions.” We are not an online game operating business subject to such prohibition, nor are we aware of any companies that have adopted a corporate structure that is the same as or similar to ours having been penalized or terminated due to such prohibition. However, if the government deems otherwise, and if we, our PRC subsidiary or variable interest entity are found to be in violation of the prohibition under Circular 13, the GAPP, in conjunction with the relevant regulatory authorities in charge, may impose applicable penalties, which in the most serious cases may include suspension or revocation of relevant licenses and registrations.
In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, based on its understanding of the relevant PRC laws and regulations, each of the contracts among our PRC subsidiary, our variable interest entity and its shareholders is valid, binding and enforceable in accordance with its terms. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government will not take a view contrary to the opinion of our PRC legal counsel. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among Huya Technology, Guangzhou Huya and its shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:
•	revoke our business and operating licenses;

•	levy fines on us;

•	confiscate any of our income that they deem to be obtained through illegal operations;

•	require us to discontinue or restrict operations;

•	restrict our right to collect revenues;

•	block our mobile apps, websites, or PC clients;

•	require us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which we may not be able to comply; or

•	take other regulatory or enforcement actions against us that could be harmful to our business.

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
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of original laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all
provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.
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
As of April 3, 2020, our controlling shareholder Tencent holds 50.9% voting power in us calculated based on our total issued and outstanding shares. In addition, the shareholders of our variable interest entity, Guangzhou Huya, are Guangzhou Huaduo and Guangzhou Qinlv, owning 99.01% and 0.99% of the equity interests in Guangzhou Huya, respectively. Mr. David Xueling Li and Beijing Tuda together hold 99.5% of the equity interest in Guangzhou Huaduo while Mr. Li holds 97.7% of the equity interest in Beijing Tuda. Mr. Rongjie Dong holds 100% equity interest in Guangzhou Qinlv, as of the date of this annual report.
Our controlling shareholder and management group has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs. In addition, our management group could violate their legal duties by diverting business opportunities from us, resulting in our losses of corporate opportunities. These actions may take place even if they are opposed by our other shareholders and therefore adversely affect the value of our shares.
We may lose the ability to use and enjoy assets held by our PRC variable interest entity that are important to the operation of our business if such entity goes bankrupt or become subject to a dissolution or liquidation proceeding.
As part of our contractual arrangements with our PRC variable interest entity, Guangzhou Huya holds certain assets, such as patents for the proprietary technology that are essential to the operations of our platform and important to the operation of our business. If Guangzhou Huya goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our variable interest entity undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our ability to enforce the equity pledge agreements between us and our PRC variable interest entity’s shareholders may be subject to limitations based on PRC laws and regulations.
Pursuant to the equity interest pledge agreements between Guangzhou Huya, our variable interest entity, and Huya Technology, our wholly-owned PRC subsidiary, and the shareholders of Guangzhou Huya, each shareholder of Guangzhou Huya agrees to pledge its equity interests in Guangzhou Huya to our subsidiary to secure Guangzhou Huya’s performance of its obligations under the relevant contractual arrangements. The equity interest pledges of shareholders of variable interest entity under these equity pledge agreements have been registered with the relevant local branch of the State Administration for Market Regulation, or the SAMR, which was previously known as the State Administration for Industry and Commerce. In addition, in the registration forms of the local branch of SAMR for the pledges over the equity interests under the equity interest pledge agreements, the aggregate amount of registered equity interests pledged to Huya Technology represents 100% of the registered capital of Guangzhou Huya. The equity interest pledge agreements with our VIE’s shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of that variable interest entity. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.
Our contractual arrangements with our PRC variable interest entity may result in adverse tax consequences to us.
As a result of our corporate structure and the contractual arrangements among our PRC subsidiary, our PRC variable interest entity and its shareholders, we are effectively subject to PRC turnover tax on revenues generated by our subsidiaries from our contractual arrangements with our PRC variable interest entity. Such tax generally includes the PRC value-added tax, or the VAT, primarily at a rate of 6% along with related surcharges. The applicable turnover tax is determined by the nature of the transaction generating the revenues subject to taxation. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our PRC variable interest entity were not on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our PRC variable interest entity adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by our PRC variable interest entity and thereby increasing its entities’ tax liabilities, which could subject our VIE to late payment fees and other penalties for the underpayment of taxes. Our financial results may be materially and adversely affected if our PRC variable interest entity’s tax liabilities increase or if it becomes subject to late payment fees or other penalties.
The shareholders of our PRC variable interest entity may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.
What is in the best interests of our variable interest entity may not be in the best interests of our company. We cannot assure you that when conflicts of interest arise, the nominee shareholders of our variable interest entity will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, the nominee shareholders of our variable interest entity may breach or cause Guangzhou Huya and its respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address such potential conflicts of interest; provided that we could, at all times, exercise our option under the exclusive option agreement to cause the nominee shareholders to transfer all of their equity ownership in Guangzhou Huya to a PRC entity or individual designated by us, and this new shareholder of Guangzhou Huya could then appoint a new director of Guangzhou Huya to replace the existing directors. In addition, if such conflicts of interest arise, Huya Technology, our wholly owned PRC subsidiary, could also, in the capacity of attorney-in-fact
for the nominee shareholders as provided under the relevant powers of attorney, directly appoint a new director of Guangzhou Huya. We rely on the nominee shareholders to comply with the laws of China, which protect our contractual rights and provide that a director owes a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their position for personal gains. If we cannot resolve any conflicts of interest or disputes between us and the nominee shareholders of our variable interest entity, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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
Regulation and censorship of information disseminated over the mobile and internet in China may adversely affect our business and subject us to liability for content streamed or posted on our platform.
Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. In 2016, 2017, 2018 and 2019, the Chinese regulatory authorities initiated the “Clean Up the Internet 2016,” “Clean Up the Internet 2017,” “Clean Up the Internet 2018,” and “Clean Up the Internet 2019” campaigns, respectively, aiming to eliminate pornographic information and content in the Internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. During the campaigns, relevant government authorities have taken various measures such as shutting down websites, removing links, closing accounts, seizing publications and closing down mobile apps that contain illegal, harmful or obscene information.
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
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments, monetary policy or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 is likely to be severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.
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
Implementation of the labor laws and regulations in China may adversely affect our business and result of operations.
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
We expect our labor costs to increase due to the implementation of these laws and regulations. As the interpretation and implementation of these new laws and regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in full compliance with labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.
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
The issuance and use of “virtual currency” in the PRC have been regulated since 2007 in response to the growth of the online games industry in China. On January 25, 2007, the Ministry of Public Security, the Ministry of Culture and Tourism, or MCT (previously known as the Ministry of Culture), the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications for the use of virtual currency. To curtail online games that involve online gambling, as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. On June 4, 2009, the MCT and the MOFCOM jointly issued a notice regarding strengthening the administration of online game virtual currency, or the Virtual Currency Notice.
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
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress effective 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by SAMR before they can be completed. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the National Development and Reform Commission, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

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
The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 and amended on December 30, 2019 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.
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
On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015 and was partially revised on December 30, 2019. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may choose to convert its registered capital from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within PRC, which will be regarded as the reinvestment of foreign-invested enterprise. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution.”
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
We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiary which in turn relies on consulting and other fees paid by our PRC variable interest entity for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated after-tax
profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiary is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2019, we made appropriations of RMB64.7 million (US$9.3 million)
to statutory reserves. Furthermore, if our PRC subsidiary, variable interest entity and its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.
In addition, the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident
enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident
enterprises are incorporated. As of December 31, 2019, the undistributed earnings and reserves of our subsidiaries and consolidated affiliated entities located in the PRC are considered to be indefinitely reinvested, because we do not have any present plan to pay cash dividends on our common shares in the foreseeable future and intends to retain most of our available funds and any future earnings for use in the operation and expansion of our business.
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
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.
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
Our independent registered public accounting firm that issues the audit reports included in our documents filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018 and February 19, 2020, the SEC and the PCAOB issued two joint statements highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statements reflect a heightened interest in an issue that has vexed U.S. regulators in recent years, and expect U.S. audit firms to bring appropriate increased attention and resources to their internal and cross-network quality control processes. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies.
In particular, the statement mentioned that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse, in comparison to U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. The statement further highlights a number of other risks associated with emerging markets, including without limitation that quality of financial information, requirements and standards vary greatly in emerging markets, the ability of U.S. authorities to bring actions in emerging markets may be limited and shareholders have limited rights and few practical remedies in emerging markets.
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
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted.
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
The trading price of our ADSs has been volatile. The trading price of our ADSs could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our ADSs, regardless of our operating performance. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:
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
We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder to any person or entity who is not an affiliate of such holder, or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person or entity who is not an affiliate of the holder of such Class B ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.
As of April 3, 2020, Tencent and JOYY, our major shareholders, beneficially owned 53.2% and 44.9% of our issued and outstanding Class B ordinary shares, respectively, which constituted 36.9% and 31.2%, respectively, of our total issued and outstanding share capital, and 50.9% and 43.0%, respectively of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure.
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
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for our memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.
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
We adopted our stock incentive plan, or the 2017 Share Incentive Plan, in July 2017, for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We adopted an amended and restated 2017 share incentive plan in March 2018, or the Amended and Restated 2017 Plan. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. Under the Amended and Restated 2017 Plan, we are authorized to grant options to purchase Class A ordinary shares of our company and restricted share units to receive Class A ordinary shares. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2017 Plan is 28,394,117. As of April 3, 2020, options to purchase 15,199,661 Class A ordinary shares have been granted and are outstanding, and 6,821,147 restricted share units have been granted and are outstanding. For the fiscal year ended 2019, we recorded share-based compensation of RMB279.7 million (US$40.2 million), related to the Amended and Restated 2017 Plan.
On April 3, 2020, Linen Investment Limited, a wholly-owned subsidiary of Tencent, exercised its option to acquire 16,523,819 Class B ordinary shares from JOYY and became our controlling shareholder. Pursuant to the 2017 Share Incentive Plan and option agreements with grantees, all of the share options shall be deemed vested and exercisable immediately in the event of a change of control, regardless of the vesting schedule. Accordingly, upon the aforementioned share transfer, options to purchase 8,343,527 Class A ordinary shares have been deemed vested and exercisable immediately, and share-based compensation expense of RMB57.7 million has been immediately recognized.
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

We are required to file an annual report on Form
20-F
within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events are furnished to the SEC on Form
6-K.
However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.
As an exempted company incorporated in the Cayman Islands that is listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We follow home country practice and have a two-member
audit committee, in lieu of the requirement of NYSE Listed Company Manual Section 303A.07 to have an audit committee with at least three members. We may also rely on other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.
We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (generally as determined on the basis of fair market value a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our variable interest entity (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our variable interest entity (including its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2019, and we do not expect to be a PFIC for the current taxable year or in the foreseeable future.

While we do not expect to become a PFIC, recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs. The market price of our ADSs may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our variable interest entity for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.
If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”
ITEM 4.    INFORMATION ON THE COMPANY
A. History and Development of the Company
Our Huya platform was launched in 2014, as a game live streaming business unit of
JOYY. In August 2016, Guangzhou Huya, our variable interest entity, was established. JOYY controlled Guangzhou Huya through a set of contractual arrangements. As of December 31, 2016, JOYY completed the transfer of all assets, including trademarks, domain names, business contracts and tangible assets, relating to our business from JOYY to Guangzhou Huya, or our carve-out

from JOYY.
JOYY incorporated Huya Limited in Hong Kong in January 2017 and HUYA Inc. in the Cayman Islands in March 2017 as our holding companies. In April 2017, Huya Limited became a wholly-owned subsidiary of HUYA Inc. In June 2017, Huya Limited established Huya Technology, our wholly owned subsidiary in China. In July 2017, we gained control and became the sole beneficiary of Guangzhou Huya in 2017 through a series of contractual arrangements between Huya Technology, Guangzhou Huya and Guangzhou Huya’s shareholders. In May and July 2017, Guangzhou Huya incorporated Guangzhou Yaoguo Information Technology Co., Ltd., or Guangzhou Yaoguo, and Guangzhou Dachafan Entertainment Co., Ltd., or Guangzhou Dachafan, respectively, in China.
In March 2018, we completed our series B financing with Linen Investment Limited, a wholly-owned subsidiary of Tencent, and raised US$461.6 million.
On May 11, 2018, our ADSs commenced trading on the NYSE under the symbol “HUYA.” We raised from our initial public offering US$190.1 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.
In July 2018, as a step to expand our business presence outside China, we incorporate HUYA PTE. LTD. in Singapore as a wholly owned subsidiary of Tiger Information Technology Inc., which is a Cayman Islands company wholly owned by HUYA Inc.

In April 2019, we completed a registered public offering of 18,400,000 ADSs by us and a selling shareholder and we raised from such public offering US$313.8 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.
On April 3, 2020, Linen Investment Limited, a wholly-owned subsidiary of Tencent exercised its option to acquire 16,523,819 Class B ordinary shares for an aggregate purchase price of US$262.6 million in cash from JOYY. As a result of the closing of the transaction, Tencent became our largest shareholder. We will hold an extraordinary general meeting of shareholders on May 15, 2020 for the Company’s shareholders to consider, and if thought fit, approving the fourth amended and restated memorandum and articles of association of the Company.
We are a holding company and we currently conduct our business in China mainly through Huya Technology and our variable interest entity, Guangzhou Huya, and its subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” We rely principally on dividends and other distributions from Huya Technology and Guangzhou Huya for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Guangzhou Huya holds an ICP License and other permits that are necessary for operating our business in China.
Our principal executive offices are located at Building A3,
 E-Park,
280 Hanxi Road, Panyu District, Guangzhou, 511446, the People’s Republic of China. Our telephone number at this address is +86 (20) 2290-7888. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.
SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website
http://ir.huya.com
. The information contained on our website is not a part of this annual report.
B. Business Overview
We are a leading game live streaming platform in China. Leveraging our advantages as a pioneer and leader in the rapidly growing game live streaming market in China, we have successfully emerged as one of the leading content-centric platforms with powerful content development capabilities. Our commitment to providing strong support and resources to broadcasters and talent agencies allows us to offer high-quality content from diversified sources. Through close cooperation with e-sports tournament and game event organizers , as well as major game developers and publishers, we have developed
e-sports
live streaming as one of the most popular content genres on our platform. In addition to rich content in game and
e-sports
genres, we have also expanded our offerings to cover
non-game
entertainment content, such as talent shows, anime, outdoor activities, live chats, and online theater. Having high-quality original content from numerous sources and in different genres enables us to continuously provide users with superior experience and enhance user stickiness to our platform. Building on our success in China, we have started to expand our operations overseas since May 2018 mainly through Nimo TV, that operates game live streaming primarily in Southeast Asia and Latin America.
We have created an engaged, interactive and immersive community for game enthusiasts of the young generation. With our rich and high-quality game live streaming content, we have become a central hub with top-of-mind
brand awareness for game lovers who share common interests to connect and share their passion on our platform. Our users interact with one another with the support of our platform’s wide array of innovative and appealing social functions, such as bullet chatting, real-time commenting and gifting. Such real-time interactions on our platform cultivate a strong sense of belonging, which effectively increases our user stickiness, forming a solid user base for the consumption of our other non-game
content.
Our open platform also functions as a marketplace for broadcasters and talent agencies to congregate and collaborate with us. We have set up operating standards and incentive mechanisms to encourage healthy competition, good performance and regulatory compliance. The monetization opportunities for broadcasters and talent agencies are linked to their performance, which motivates them to supply high-quality content to our platform. We believe our role as an efficient and transparent marketplace fueled our continuous growth and success.

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
Our technology platform is designed for reliability, scalability and flexibility. Leveraging our strong technological capabilities in the fields of big data and artificial intelligence, or AI, live streaming, and infrastructure, we deliver superior user experience and conduct operation in a highly efficient manner.
Our Users
Our user base consists mainly of the young generation, who are generally more open-minded and tech-savvy, with an interest in games and other forms of entertainment. As we have gradually expanded and enriched our content offerings, we have been able to expand our user base. The average MAUs of Huya Live grew to 150.2 million in the fourth quarter of 2019 from 116.6 million in the fourth quarter of 2018; and the average mobile MAUs of Huya Live in the fourth quarter of 2019 reached 61.6 million, compared to 50.7 million in the fourth quarter of 2018.
Users may watch live streams on our platform without registration. However, only registered users can enjoy certain popular interactive social features, such as bullet chatting, messaging, following their favorite broadcasters, and make payments for various services and products on our platform. Furthermore, registered users can purchase our Noble membership to enjoy additional premium status and features.
The real-time interactive features of our platform, coupled with a wide variety of high-quality content, have helped us create a vibrant online community that attracts and retains users. Our bullet chatting, gifting, messaging and following functions encourage users to interact with broadcasters as well as other users which also creates a sense of belonging within the community, thus further enhancing user engagement.
Our Content
We offer comprehensive live streaming content with a primary focus on games. Game live streaming has been a key content offering of our platform since our inception. In response to users’ growing interests, we also encourage our broadcasters to create and share other entertainment content, which encompasses talent shows, anime, outdoor activities, live chats, online theatre, and other genres. We have leveraged big data and AI technology to analyze our users’ viewing preferences and make more accurate content recommendations. Our content library is constantly evolving and growing and enjoys an integration of user-generated content, professional-user-generated content and professionally-generated content. While broadcasters are the focal points of the live streams, the viewers themselves introduce additional meaning and context to the content when they express themselves to broadcasters or other viewers, thus creating a dynamic content.
Games
Live streaming of game content, such as gameplay, e-sports tournaments and game events, has attracted a large number of users on our platform. Leveraging our close relationship with game developers and publishers as well as popular game broadcasters,
e-sports
leagues and players, we are able to consistently offer high-quality and engaging game live streams to our users. We actively track viewership growth and community feedback with respect to new game titles to identify trending games and allocate our broadcaster resources accordingly ahead of emerging surge in demand of such game content. As of December 31, 2019, our live streaming content covered over 3,800 games, compared to over 3,300 games as of December 31, 2018. In 2019, our broadcasters had a total of 133.0 million streaming hours of game content on our platform, compared to 97.7 million streaming hours in 2018.
E-sports
have been a fast growing content genre on our platform, as
e-sports
appeal to game enthusiasts due to their competitive nature and exciting viewing experiences. Among the game titles streamed on our platform, League of Legends
®
, King of Glory, PeaceKeeper Elite and PlayerUnknown’s Battlegrounds, all being e- sports games, were the four most watched in terms of total viewing time in 2019. We closely cooperate with e-sports tournament and game event organizers, game developers and game publishers to identify trending
e-sports
competitions and secure live streaming rights of matches and tournaments favored by our community. For example, in October 2019, we entered into a strategic partnership with the developer of League of Legends
®
to secure the exclusive broadcasting rights in China for League of Legends Champions Korea from 2020 to 2022. In January 2020, we expanded the partnership and acquired the exclusive broadcasting rights in China for the League of Legends Championship Series and League of Legends European Championship Series for 2020, bringing popular Western
e-sports
tournaments to Chinese viewers. Securing the exclusive broadcasting rights for these major world-class
e-sports
tournaments further demonstrates our platform’s brand value and influence in China’s
e-sports
industry.
We provided live streaming services for over 400 third-party
e-sports
tournaments and game events in 2019, over some of which we have also obtained exclusive broadcasting rights. We also continued to proactively produce our self-organized e-sports tournaments and game events that further complement the viewing experiences of game enthusiasts. In 2019, we self-organized 120 e-sports tournaments and game events.

Other Entertainment Content
To accommodate our users’ diverse interests, we have expanded our coverage to include a wide spectrum of other entertainment content, such as talent shows, anime, outdoor activities, live chats, and online theater. In 2019, our broadcasters had a total of 32.4 million streaming hours of such other entertainment content on our platform, compared to 18.4 million streaming hours in 2018. We will continue to diversify our content offerings to provide a one-stop live streaming entertainment platform for our users in order to enhance their stickiness and deepen their ongoing engagement.
We also continued to offer our own original content produced in-house or in collaboration with quality third-party partners. In 2019, we produced a number of popular shows such as
Real Singer
, a music talent show,
Anime Talent
, an anime voice acting contest, and
Huya Golden College
, an outdoor reality show, which helped us attract new users on a broader scale and increased user engagement.
Our Content Creators
We have established deep cooperation with our broadcasters and talent agencies to deliver high-quality, fun and trendy live streaming content.
Broadcasters
We encourage qualified users to join our community and live stream on our platform. Our large broadcaster base consists of not only qualified professional gamers and artists who showcase their gaming skills and artistic talents, but also qualified amateurs who want to share fun and their life moments. In 2019, we had over 680,000 average monthly active broadcasters on our platform. Most of our broadcasters join us by proactively registering through our websites or apps. We also conduct broadcaster recruitment through talent agencies.
We manage, support and promote our broadcasters based on their respective level of popularity and quality of content. For the most popular broadcasters, we cooperate with them and their talent agencies to develop individualized promotion strategies and help them continue to generate top-quality
content. We also utilize our data analytic capability to identify broadcasters that have shown great potential, based on ranking and popularity trends, and devote appropriate resources to them. Leveraging our strong data analytic capability and AI enabled technology, we are able to recommend content generated by promising broadcasters to interested users, thus bringing increasing user traffic and improving their popularity. We are also committed to nurturing and promoting our amateur broadcasters, which we believe is important for the sustainable growth of our broadcaster community and the development of our diversified content. We help those amateur broadcasters improve their content quality as well as their attractiveness on our platform by providing technical support and pairing them with talent agencies if necessary. We also cooperate with broadcasters to offer more high quality video content such as gameplay videos, e-sports videos, and other videos, to cater for the increasing needs of our users.

Our effective management of broadcasters is also reflected in our ability to promptly attract and motivate broadcasters to live stream new popular games. When a new popular game is released, we usually establish a dedicated channel on our platform and are able to quickly attract and motivate many broadcasters to live stream this game title, and thus attracting user audience.
All broadcasters streaming on our platform need to enter into standard broadcaster agreements with us. For certain popular or promising broadcasters, we may also enter into customized cooperation agreements with them to facilitate closer collaboration. These customized cooperation agreements typically have a term ranging from one to five years and generally contain exclusivity clauses that require the contracted broadcasters to live stream exclusively on our platform during the contractual term. Our broadcasters and their talent agencies generally are entitled to share a percentage of the proceeds generated from the sales of products and services attributed to their live streams. To certain popular broadcasters, we also pay additional fees that are mostly associated with specific requirements such as active days, content volume and popularity rankings. We provide guidelines and continuously monitor to ensure the legitimacy of the live streams content of our broadcasters.
Talent Agencies
The scale and vibrancy of our platform and community have also attracted a large number of talent agencies to recruit, manage, train, support and promote our broadcasters. Talent agencies that cooperate with us vary in size, ranging from associations of a couple of broadcasters to professional agency firms managing thousands of popular broadcasters.
We generally manage our broadcasters through cooperation with talent agencies. Talent agencies are involved in every step of the broadcaster development process—from recruitment and live streaming training, to promotion strategies. We provide guidance on content monitoring, compliance and corporate governance training to talent agencies to improve their management efficiency and quality and ensure their healthy development. We also have a series of rules, guidelines and policies in place to regulate and manage talent agencies that cooperate with us. Talent agencies are required to provide ongoing compliance trainings to broadcasters under their management as well as monitor and review relevant streams. Talent agency can join our platform by registering with us online. Certain talent agencies with the capacity to produce a large volume of high-quality content and manage a considerable pool of talent may be recognized as platinum talent agencies upon our thorough assessment of their qualifications and broadcaster portfolios. We provide platinum talent agencies with additional resources to promote and develop their broadcasters. As of December 31, 2019, we had over 2,400 platinum talent agencies that managed over 367,000 broadcasters on our platform, compared to over 1,500 platinum talent agencies that managed over 197,000 broadcasters on our platform as of December 31, 2018.
Our Platform
Our platform includes our mobile apps, websites, and PC clients through which users can access our content anywhere, anytime. Users may also access our content through YY Client, a PC client offered by JOYY. We offer a variety of features, tools and services to our users and broadcasters on our platform. Users primarily access our platform through our “
Huya Live
” mobile app, our website “
www.huya.com
”, or our PC clients. Broadcasters primarily live stream through our “
Huya Assistant
” and “
Huya Mobile Game
” mobile apps and our PC clients. Our mobile apps are available for download from Apple app store and various Android app stores.
We also expanded our platform to serve overseas users in 2018. In May 2018, we launched Nimo TV that operates game live streaming primarily in Southeast Asia and Latin America. Users and broadcasters overseas primarily access our platform through our
“Nimo TV
” mobile app or our websites
“www.nimo.tv”.

Features for Users
Through our platform, users can watch live streams and chat with their favorite broadcasters and other users anytime, anywhere. Features of our platform have been carefully designed to create a seamless viewing experience, an interactive environment, and a vibrant culture for our users. The basic features of our platform dedicated to users include watching and following, content exploring and recommendation, bullet chatting and messaging, and purchasing and gifting.
Watching and following
. Watching live streams is the main function of our platform. Video resolution and quality of live streams are adjusted automatically based on the users’ internet connection quality. When watching a live stream, users may choose to follow a broadcaster through our following feature and receive notification in the future when the broadcaster starts streaming. Users are also able to share links to live streams on other social media platforms.
Content exploring and recommendation
. The interfaces of our mobile apps, websites and PC clients are user-friendly and easy to navigate. Leveraging our AI technology and massive user data, we are able to generate a front page with individualized content recommendations matching the interest profile of each returning user. Users may also browse our content genres, or type in key words in the search bar displayed on our mobile apps, websites and PC clients interfaces to look for content that may interest them.
Bullet chatting and messaging
. Fun and engaging interactions between our users and broadcasters are the cornerstone of our vibrant user community. Bullet chatting allows users to chat with broadcasters and other users through messages that glide across the screen like bullets while watching live streams. Bullet chats can be seen by all users who watch the same live stream, and therefore can stimulate interaction among users. Users can also communicate with other users or broadcasters through real-time commenting or in a private setting through our messaging feature.
Purchasing and gifting
. Users can make purchases on our platform to send virtual gifts to broadcasters, or to enjoy privileges and rights, or to receive other products or services. See “—Monetization—Live Streaming.” Purchases could be made conveniently through our mobile apps, websites and PC clients. We cooperate with third-party payment platforms, such as WeChat Pay and AliPay, in handling payments made on our platform. Prior to September 2019, users may also use
Y coin
, a virtual currency issued by JOYY, to purchase products and services on our platform.
Features for Broadcasters
We provide handy tools for our broadcasters to create quality content. We have designed a series of dedicated mobile apps and PC client for our broadcasters, enabling them to live stream anytime, anywhere. The basic broadcaster features of our platform include streaming and uploading, and analytical tools.
Streaming and uploading
. Our mobile apps and PC client are compatible with
built-in
cameras on smart devices and professional high-resolution digital cameras. Broadcasters may live stream in studios with professional equipment, or simply share their life moments with their mobile phones at any location. Our apps and PC client allow broadcasters to transmit multi-media content to our users real-time through our server. Broadcasters can add a variety of visual and audio effects to their live streams at their own choice.
Analytical tools
. Our mobile apps and PC client for broadcasters provide certain analytical data, such as demographics of followers and viewers and statistics of viewer numbers, comments and bullet chats. Such analytical data enable our broadcasters to monitor user reactions and feedbacks so as to improve their performance.

Monetization
At present, we monetize our user base mainly through live streaming services and advertising services. Revenues from live streaming services are primarily generated from the sales of products and services that our users purchase on our live streaming platform. We share revenues generated on our platform with broadcasters and talent agencies. Revenues from advertising services are primarily generated from advertisements placed on our live streaming platform. As users continue to explore and enjoy our comprehensive content, we will further expand our monetization channels.
Live Streaming
We generate revenues from paying users of our live streaming platforms. Our users can purchase various products and services offered by us, mainly including consumable virtual items and time-based virtual items, or multiple virtual items sold in bundles. Broadcasters may be entitled to share a percentage of the proceeds generated from the sales of these products and services attributed to their live streams.
Consumable virtual items mainly serve as gifts to broadcasters. Special visual effects, such as thumbs-up,
planes, or treasure boxes, on the screen will be generated during live streaming when these gifts are presented to the broadcasters by users. Purchase and use of these virtual items are a new way for users to participate in live streams, which stimulate interactions between broadcasters and users and encourage users to contribute to live streams, rather than merely viewing.
Users may also purchase time-based virtual items from us, such as the membership with the designation of Noble Members for themselves, and premium status for their favorite broadcasters. There are several tiers in our membership program and each tier offers a range of privileges and benefits, such as virtual items exclusively available to members, dedicated customer services specialist and bullet chatting with special colors.
We share revenues generated on our platform with broadcasters and talent agencies.
Advertising Services
We derive part of our revenues from advertising placements on our platform. We offer customized advertising services aimed at targeted demographics.
The most common form of advertising on our platform are display advertisements, which are offered in different placement formats, including (i) background advertisements that appear on the side of a live stream screen, (ii) advertisements placed in various areas of our platform, and (iii) advertisements placed on the launch screen of our mobile apps. We also offer native advertisements through providing monetary incentives to our popular broadcasters in exchange for product placement or game promotion in their live streams. We also utilize our integrated platform to provide event-driven advertising solutions for advertisers such as advertising campaigns during
e-sports
tournaments and game events. We strive to creatively design tailored advertising campaigns for advertisers without compromising user experience. We focus on content, style, design and interactive features of the advertisements so that they will not be disruptive to our users. Leveraging our strong brand recognition and our premium content and broadcasters, we launched our first advertising distribution platform in August 2019 to further support the fast-growing number of our advertisers and meet their specific needs. The advertising platform is a performance-based system that optimizes advertising distribution processes with precise targeting and customized promotional strategy.
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
We maintain multiple layers of content management and review procedures to monitor live streaming content on our platform to ensure that we are able to promptly identify content that may be deemed to be inappropriate, in violation of laws, regulations and government policies or infringing upon third-party rights. When any inappropriate or illegal content is identified, we promptly terminate the live stream and remove the concerned comments or bullet chats. Further actions may also be taken to hold relevant content creators accountable.
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
Intellectual Property
We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of the date of this annual report, we have registered 133 patents in China, and have applied for 763 additional patents with the PRC State Intellectual Property Office and 18 additional patents under the patent cooperation treaty. In China, it generally takes up to one year for the Patent Office under the State Intellectual Property Office to review, and approve or deny applications of patents in the category of utility model or design and two to five years in the category of invention. See “Item 4. Information on the Company—B. Business Overview—Government Regulations— Intellectual Property Rights—Patents.”

We have registered 138 software copyrights and 32 copyrights of artworks with the PRC National Copyright Administration. We have 199 registered domain names, including
huya.com
. As of the date of this annual report, we have 327 registered trademarks in China and 38 registered trademarks in Hong Kong and 121 registered trademarks overseas, including our “Huya,” “
虎牙
,” and “
虎牙直播
” trademarks, and are in the process to register additional 383 trademarks. We have obtained a royalty-free and exclusive license from Guangzhou Huaduo to use 39 patents, 8 of which are under application.
We intend to vigorously protect our technology and proprietary rights, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or claiming they have not infringed upon our intellectual property rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our websites and apps or seeking license arrangements which may not be available on commercially reasonable terms” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”
Seasonality
We may experience seasonality in our business, reflecting seasonal fluctuations in online entertainment consumption. As a result, comparing our operating results on a period-to-period basis may not be meaningful. For example, our users, revenues or profits may be impacted by public holidays, school vacations, e-sport tournaments and game events that we launch from time to time, marketing campaigns and promotional activities that we conduct from time to time, or regulations, rules and guidelines that government authorities pose from time to time.
Branding and Marketing
We believe that our content variety and optimal user experience have led to repeated user visits and a strong word-of-mouth
effect that strengthens awareness of our brand among users and broadcasters.
As a supplement to
word-of-mouth
marketing, we often promote our brand and platform through a mix of online and offline marketing and promotional events. We market our platform through advertisements on search engines and various app stores and websites. We also cooperate with smartphone manufacturers, game developers and publishers, or internet cafes to attract new users. With respect to our offline marketing measures, we organize meet-and-greet
events for our users to meet star broadcasters, sponsor
e-sports
tournaments and game events and hold other user community events.
Competition
Online live streaming is an emerging industry in China. As a leading player in this market, we face competition from providers of similar services, such as DouYu, and other online entertainment platforms. Online live streaming platforms that focus on games content compete directly with us for users and broadcasters. In addition, we compete with other large video streaming platforms, social media platforms and other platforms offering online entertainment. Some of our competitors may have longer operating histories, significantly larger user bases, more established brand names, broader product or service offerings, significantly greater financial, technical and marketing resources than we do or have long-term strategic relationships with game developers or publishers, and in turn may have an advantage in attracting and retaining users, broadcasters, talent agencies, advertisers and other business partners. We believe that our ability to compete effectively for users depends upon many factors, including the variety of our content, user experience on our platform, retention of key broadcasters, effectiveness of content monitoring and review, our relationship with business partners, our marketing efforts and reputation of our brands.
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
Government Regulations
PRC Regulations
As the live streaming industry is still at an early stage of development in China, new laws and regulations may be promulgated from time to time to introduce new regulatory requirements, including but not limited to, requirements of obtaining new licenses and permits in addition to those we currently have. There are substantial uncertainties on the interpretation and implementation of current and future PRC laws and regulations, including those applicable to the live streaming industry and our business. This section sets forth a summary of the most significant laws and regulations that are applicable to our current business activities in China and that affect the dividends payment to our shareholders.
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

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which provides that (a) foreign investors can only operate telecommunications business in China through telecommunications enterprises with valid telecommunications business operation license; (b) domestic licensees may not rent, transfer or sell telecommunications business licenses to foreign investors in any form or provide any foreign investors with resources, venues or facilities to promote unlicensed operations of telecommunications businesses in China; (c) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks that are used in their daily operations; (d) each value-added telecommunications service provider must have necessary facilities for its approved business operations and maintain such facilities in the geographic regions specified in its license; and (e) all value-added telecommunications service providers should improve their network and information security, establish relevant information safety system and set up emergency plans to ensure network and information safety. Provincial communications administration bureaus, which serve as local authorities in charge of regulating telecommunications services, (a) shall require existing qualified value-added telecommunication service providers to conduct self-assessment on their compliance with the MIIT Circular 2006 and report to the MIIT before November 1, 2006; (b) may revoke the business license for telecommunications businesses that do not meet the above requirements or fail to correct any non-compliance
within specified time limit. However, due to the lack of additional interpretation from PRC regulatory authorities, it remains unclear as to what impact MIIT Circular 2006 may have on us or other PRC internet companies with similar corporate and contractual structures.
On June 30, 2019, the MOFCOM and the National Development and Reform Commission, or NDRC, issued the Special Management Measures (Negative List) for the Access of Foreign Investment (2019), or the Negative List 2019, with effect from July 30, 2019. Pursuant to the Negative List 2019 that reaffirmed the previous regulations on foreign investment in the telecommunications industry, the foreign stake in a value-added service may not exceed 50%, and the Chinese party shall have controlling interest in basic telecommunications.
To comply with such foreign ownership restrictions, we operate our live streaming platform in China through Guangzhou Huya, our variable interest entity, which is owned by Guangzhou Huaduo and Guangzhou Qinlv. The shareholders of Guangzhou Huaduo are Mr. David Xueling Li, our director, and Beijing Tuda Science and Technology Co., Ltd, a variable interest entity of JOYY. The sole shareholder of Guangzhou Qinlv is Mr. Rongjie Dong, our chief executive officer and director. We gained control and became the sole beneficiary of Guangzhou Huya through a series of contractual arrangements between Huya Technology, Guangzhou Huya and Guangzhou Huya’s shareholders. Moreover, Guangzhou Huya is the registered holder of domain names, trademarks and facilities necessary for our daily operations, which we believe is in compliance with the MIIT Circular 2006. We are advised by our PRC legal counsel, Commerce & Finance Law Offices, that based on its understanding of the current PRC laws, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we are further advised by our PRC legal counsel that there are substantial uncertainties with respect to interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that PRC governmental authorities would take a view consistent with the opinions of our PRC legal counsel.
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
On February 18, 2020, the MIIT issued a Circular on Employing the New Generation of Information Technology to Support and Serve Epidemic Prevention and Control and Resumption of Work and Production, or the Circular, to support the improvement of online retail services and logistics distribution systems during the epidemic period, strengthen the development of digital cultural products and services in
e-books,
films and televisions, games and other fields, and to form a rich variety of
“zero-contact”
shopping and entertainment modes.
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
In addition, pursuant to the Provisions on the Administration of Online Live-streaming Services promulgated by Cyberspace Administration of China on November 4, 2016 and took effect on December 1, 2016, live streaming service providers should verify the identity of users on a live streaming platform with their information such as mobile phone number. Also, according to the Administrative Measures for Business Activities of Online Performances issued by Ministry of Culture and Tourism on December 2, 2016 and took effect on January 1, 2017, live streaming service providers should require broadcasters on a live streaming platform to make real-name registration.

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
Virtual Currency
On January 25, 2007, the Ministry of Public Security, the MCT, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications on the issuance and use of virtual currency. To curtail online games that involve online gambling while addressing concerns that virtual currency might be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in connection with winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. To comply with the relevant section of the circular that bans the conversion of virtual currency into real currency or property, in relation to online music and entertainment, our virtual currency currently can only be used by users to exchange into virtual items to be used to show support for performers or gain access to privileges and special features in the channels which are services in nature instead of “real currency or property.” Once the virtual currency is exchanged by users for virtual items or the relevant privileged services, the conversion transaction is completed and we immediately cancel the virtual item in our internal system.
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
On June 4, 2009, the MCT and the MOFCOM jointly issued a notice to strengthen the administration of online game virtual currency. The Virtual Currency Notice requires businesses that (a) issue online game virtual currency (in the form of prepaid cards and/or pre-payment
or prepaid card points), or (b) offer online game virtual currency transaction services to apply for approval from the MCT through its provincial branches within three months after the issuance of the notice. The Virtual Currency Notice businesses that issue virtual currency for online games are prohibited from offering services that can trade virtual currency. Any company that fails to file the necessary application will be subject to sanctions, including but not limited to mandatory corrective actions and fines.

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
According to the Provisions of Functions, Structure and Staffing of the MCT issued by the General Office of the CPC Central Committee and the General Office of the State Council on July 30, 2018, the MCT will no longer assume the management responsibilities of the online game industry. However, it remains unclear whether further rules or policies regarding the application for virtual currency for online games will be issued. Given the uncertainty in the further regulatory requirements, we may be required to obtain additional approvals or licenses to continue our current business model.
Online Music and Entertainment
On November 20, 2006, the MCT issued Several Suggestions of the MCT on the Development and Administration of Internet Music, or the Suggestions, which became effective on the same date. The Suggestions, among other things, reiterate the requirement for an internet service provider to obtain an Internet Culture Operation License to carry out any business relating to internet music products. In addition, foreign investors are prohibited from operating internet culture businesses. However, the laws and regulations on internet music products are still evolving, and there have not been any provisions clarifying whether music products will be regulated by the Suggestions or how such regulation would be carried out.
On October 23, 2015, the MCT promulgated the Notice on Further Strengthening and Improving the Content Management of Online Music, which stipulated that operating entities shall carry out self-examination in respect of the content management of online music, which shall be regulated by the cultural administration departments in process or afterwards.
Guangzhou Huya holds a valid Internet Culture Operation License which allows us to carry out internet music business. Some performers on our platforms may perform along with recorded music. If any music provided through our platforms is found to lack necessary filings and/or approvals or infringe the copyright of third parties, we could be requested to cease providing such music or be subject to claims from third parties or penalties from the MCT or its local branches. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.”
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

In 2011, the MCT greatly intensified its regulation of the provision of online music products. According to the series of Notices on Clearing Online Music Products That Are in Violation of Relevant Regulations promulgated by the MCT since January 7, 2011, entities that provide any of the following will be subject to relevant penalties or sanctions imposed by the MCT: (a) online music products or relevant services without obtaining corresponding qualifications, (b) imported online music products that have not passed the content review of the MCT or (c) domestically developed online music products that have not been filed with the MCT. Thus far, we believe that we have eliminated from our platforms any online music products that may fall into the scope of those prohibited online music products thereunder.
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
According to the Administrative Measures for Business Activities of Online Performances, or the Measures, issued by Ministry of Culture and Tourism on December 2, 2016 and took effect on January 1, 2017, the business activities of transmitting the contents of online game skills presented or narrated via information networks in real time such as internet, mobile communication networks and mobile internet or uploading such contents for communication in the audio-visual form shall be administered by the Measures, and online performance shall not use any online game product without content examination and approval number or filing number issued by competent administrative cultural authorities to present or narrate online game skills. If an online performance business entity is found to be providing performance contents in violation of Article 6 of the Measures, including the presentation or narration of online games without relevant content approval number or filing number issued by competent administrative cultural authorities, it shall be ordered to suspend such online performance, have its illegal proceeds confiscated, and be imposed upon a fine of between RMB10,000 and RMB30,000. In cases of serious offense, online platforms could be ordered to cease their business for rectification or even have their Internet Culture Business Permit revoked.

The MCT promulgated the Provisional Measures on Administration of Internet Culture in 2011, as most recently amended in December 15, 2017, and further issued the Notice on Issues Relating to Implementing the Provisional Measures on Administration of Internet Culture in the same year, which apply to entities that engage in activities related to “online cultural products.” “Online cultural products” are classified as cultural products developed, published and disseminated via internet which mainly include: (i) online cultural products particularly developed for publishing via internet, such as, among other things, online music and video files, network games and online animation features and cartoons (including flash animation); and (ii) online cultural products converted from audio and visual products, games, performing arts, artworks and animation features and cartoons, and published via internet. Pursuant to these legislations, entities are required to obtain the Online Culture Operating Permits from the applicable provincial level counterpart of the MCT if they intend to commercially engage in any of the following types of activities: production, duplication, import, release or broadcasting of online cultural products; publishing of online cultural products on the internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or gaming consoles for the purpose of browsing, reading, reviewing, using or downloading such products by online users; or exhibitions or contests related to online cultural products.
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
Currently, Guangzhou Huya holds a valid Commercial Performance License issued by the Guangzhou Bureau of Culture, Radio, Television, Tourism and Sport Panyu District Branch.
Online Transmission of Audio-Visual Programs
On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the
Non-state-owned
Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the MCT, the SARFT, the GAPP, the CSRC and the MOFCOM, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. Under these provisions, non-state
owned capital and foreign investors are prohibited from engaging in the business of distributing audiovisual programs through information networks.
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
The Provisions on the Management of Private Networks and Directed Streaming Audiovisual Programs and Services was promulgated by the SAPPRFT on April 25, 2016 and put into effect on June 1, 2016. This Provisions apply to the radio and TV program and other audio-visual program services with targeted audience through the targeted transmission channels, such as local area network, virtual private network, internet and other information networks, and with TV and handheld electronic equipment as terminal recipients. According to the Audio-Visual Provisions, to engage in the transmission and distribution of audio-visual programs, the Audio-Visual License is required. Foreign-invested enterprises shall not engage in such business.
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
Guangzhou Huya holds an effective License for Production and Operation of Radio and TV Programs, covering the production, reproduction and publication of Radio and TV Programs (excluding current political, news and similar subjects and columns).
Regulation on Foreign Investment
On March 15, 2019, the Second Session of the 13th National People’s Congress adopted the Foreign Investment Law of the People’s Republic of China, which came into effect as of January 1, 2020. Upon its enactment, the PRC Foreign Investment Law replaced the trio of original laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.
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
Regulation on Advertising Business and Conditions on Foreign Investment
The SAMR is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business primarily include: (i) Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and amended on April 24, 2015 and October 26, 2018; (ii) Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective on December 1, 1987. According to the above regulations, companies that engage in advertising activities must obtain, from the SAMR or its local branches, a business license which specifically includes operating an advertising business in its business scope. Enterprises engaged in the advertising business with such advertising business in its business scope do not need to apply for an advertising operation license, but such enterprise cannot be a radio station, a television station, a newspaper and magazine publishing house or other any other entity otherwise specified in the relevant laws or administrative regulations. Enterprises engaged in advertising without permission may be fined, confiscated advertising revenue, or stopped advertising. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations.

PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to confirm that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAMR or its local branches may revoke such offenders’ licenses or permits for their advertising business operations.
On July 4, 2016, the SAMR issued the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, which became effective on September 1, 2016. According to the Internet Advertising Measures, Internet Advertising refers to the commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or others means through websites, webpages, internet apps, or other internet media. The Internet Advertising Measures specifically sets out the following requirements: (a) advertisements must be identifiable and marked with the word “advertisement” enabling consumers to distinguish them from non-advertisement
information; (b) sponsored search results must be clearly distinguished from organic search results; (c) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; and (d) internet information service providers that do not participate in the operation of internet advertisements should stop publishing illegal advertisements if they know or should know that the advertisements are illegal.
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
Domain Name
In June 2019, the China Internet Network Information Center, or the CNNIC issued the Implementation Rules for Registration of National First Tier Domain Names, which became effective on June 18, 2019. On August 24, 2017, the MIIT promulgated the Measures for the Administration of Internet Domain Names, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” On November 27, 2017, the Ministry of Industry & Information Technology issued the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services which has come into force on January 1, 2018. Internet access service providers shall verify the real identity information about the domain name registrant through the Recordation System and shall verify the status of domain names used by Internet information service providers through the Recordation System on a regular basis.
Trademark
The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001, 2013 and 2019, with its implementation rules adopted in 2014, protects registered trademarks. The Trademark Office of the SAMR handles trademark registrations and grants a protection term of ten years to registered trademarks, which may be extended for another ten years upon request. Trademark license agreements must be filed with the Trademark Office for record.
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
Regulation of Internet Content and Information Security
The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. The PRC government has promulgated measures relating to internet content through a number of governmental agencies, including the MIIT, the MCT and the GAPP. These measures specifically prohibit internet activities, that result in the publication of any content which is found to contain, among others, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise state security or secrets. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offensive content immediately, keep a record of it and report it to the relevant authorities.

On January 13, 2006, the Ministry of Public Security promulgated the Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006. The Internet Protection Measures requires all internet information services operators to take proper measures including anti-virus, data back-up
and other related measures, and keep records of certain information about their users (including user registration information, log-in
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
Since SAFE Circular 142 has been in place for more than five years, in 2014, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014, or SAFE Circular 36. SAFE Circular 36 suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the scope of business, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015 and amended in 2016 and 2019, and replaced SAFE Circular 142 and SAFE Circular 36. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may also choose to convert its registered capital from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within PRC, which will be regarded as the reinvestment of foreign-invested enterprise.
Dividend distribution
The Foreign Investment Enterprise Law, promulgated in 1986 and amended in 2000 and 2016, and the Administrative Rules under the Foreign Investment Enterprise Law, promulgated in 2001 and 2014, are the key regulations governing distribution of dividends of foreign-invested enterprises. The Foreign Investment Law and its implementing regulations, which took effect on January 1, 2020, replaced The Foreign Investment Enterprise Law.
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

Circular 37
. Pursuant to SAFE’s Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued and effective on July 4, 2014, and its appendixes, PRC residents, including PRC institutions and individuals, must register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, including but not limited to increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event.
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
Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 and amended in November 2013 and December 2017 regarding the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.
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
On February 3, 2015, the SAT Circular 7 superseded existing provisions in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7, which came into effect on the same day, amended on October 17, 2017 and December 29, 2017, introduces a new tax regime that is significantly different from that under Circular 698. According to the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of
Non-resident
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

On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on Including the Railway Transportation and Postal Industries in the Pilot Program of Replacing Business Tax with Value-Added Tax, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular is expanded to cover research and development and technical services, cultural and creative services, and radio, film and television services. In addition, according to the Notice on Including the Telecommunications Industry in the Pilot Program of Levying Value-added Tax in Lieu of Business Tax, which became effective on June 1, 2014, the scope of certain modern services industries under the Pilot Collection Circular is further expanded to cover the telecommunications industry. On March 23, 2016, the MOF and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax in all regions and industries. The primary applicable rate of VAT is 6% for the years ended December 31, 2017, 2018 and 2019.
Construction fee of cultural undertakings
According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a construction fee of cultural undertakings at the rate of 3% on the revenues (a) which are generated from providing advertising services and (b) which are also subject to VAT after the VAT reform program. According to the Notice of the Ministry of Finance on Adjusting the Relevant Policies of Certain Government-Managed Funds (“Cai Shui 2019 No. 46”) issued by the Ministry of Finance, and relevant local policies, from 1 July 2019 to 31 December 2024, construction fee of cultural undertakings have been reduced by 50% in certain jurisdictions. Our PRC subsidiaries are subject to this policy.
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
C. Organizational Structure
The following diagram summarizes our corporate structure chart, including our subsidiaries, our variable interest entity and its subsidiaries, as of the date of this annual report:

(1)	The shareholders of Guangzhou Huya are Guangzhou Huaduo and Guangzhou Qinlv Investment Consulting Co., Ltd., or Guangzhou Qinlv, holding 99.01% and 0.99% of Guangzhou Huya’s equity interest, respectively. The shareholders of Guangzhou Huaduo are Mr. David Xueling Li, our director, and Beijing Tuda Science and Technology Co., Ltd, or Beijing Tuda, a variable interest entity of JOYY. The sole shareholder of Guangzhou Qinlv is Mr. Rongjie Dong, our chief executive officer and director.

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
Agreements that provide us with effective control over Guangzhou Huya
Shareholder Voting Rights Proxy Agreement
. On July 10, 2017, Huya Technology, Guangzhou Huya, and the shareholders of Guangzhou Huya entered into a voting rights proxy agreement. Under the voting rights proxy agreement, each of the shareholders of Guangzhou Huya irrevocably executed a power of attorney and appointed Huya Technology as its attorney-in-fact
to exercise such shareholders’ rights in Guangzhou Huya, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huya requiring shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huya and rights to information relating to all business aspects of Guangzhou Huya. The term of this agreement is ten years from the execution date of this agreement and will be automatically extended for one more year indefinitely. Huya Technology has sole discretion to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya.
Equity Interest Pledge Agreement
. On July 10, 2017, Huya Technology, Guangzhou Huya and the shareholders of Guangzhou Huya entered into an equity interest pledge agreement. Pursuant to the equity interest pledge agreement, the shareholders of Guangzhou Huya have pledged all of their equity interests in Guangzhou Huya to Huya Technology to guarantee the performance by Guangzhou Huya and its shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement and voting rights proxy agreement. If Guangzhou Huya or its shareholders breach their contractual obligations under those agreements, Huya Technology, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. This pledge will become effective on the date the pledged equity interests are registered with the competent administration for industry and commerce and will remain effective until the pledgors are no longer the shareholders of Guangzhou Huya. We registered the pledged equity interests with the competent administration for industry and commerce on August 25, 2017.
Agreement that allows us to receive economic benefits from Guangzhou Huya
Exclusive Business Cooperation Agreement
. On July 10, 2017, Huya Technology, Guangzhou Huya, and the shareholders of Guangzhou Huya entered into an exclusive business cooperation agreement. Under the exclusive business cooperation agreement, Huya Technology has the exclusive right to provide to Guangzhou Huya technology support, business support and consulting services related to Guangzhou Huya’s business, the scope of which is to be determined by Huya Technology from time to time. Huya Technology owns the exclusive intellectual property rights created as a result of the performance of this agreement. The timing and amount of the service fee payments shall be determined at the sole discretion of Huya Technology. The term of this agreement is ten years from the execution date of this agreement and will be automatically extended for another ten years, unless otherwise agreed upon by Huya Technology and Guangzhou Huya.

Agreement that provide us with the option to purchase the equity interests in Guangzhou Huya
Exclusive Option Agreement
. On July 10, 2017, Huya Technology, Guangzhou Huya, and the shareholders of Guangzhou Huya entered into an exclusive option agreement. Under the exclusive option agreement, each of the shareholders irrevocably granted Huya Technology or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in Guangzhou Huya. Huya Technology or its designated representatives have sole discretion as to when to exercise such options, either in part or in full. Without Huya Technology’s prior written consent, Guangzhou Huya’s shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou Huya. The term of this agreement is ten years and may be extended at Huya Technology’s sole discretion.
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

Our corporate headquarters is located in Guangzhou, China. As of the date of April 3, 2020, we have leased office space with an aggregate area of over 30,402 square meters, of which 22,701 square meters are in our Guangzhou headquarters and the remainder in Zhuhai, Beijing and other cities within and outside China. We lease certain of our office premises from JOYY, a major shareholder of ours, under operating lease agreements. Our physical servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate in meeting our current needs, but we expect to seek additional space as needed to accommodate future growth.
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

We are a leading game live streaming platform in China. Leveraging our advantages as a pioneer and leader in the rapidly growing game live streaming market in China, we have successfully emerged as one of the leading content-centric platforms with powerful content development capabilities. Our commitment to providing strong support and resources to broadcasters and talent agencies allows us to offer high-quality content from diversified sources. Through close cooperation with e-sports tournament and game event organizers, as well as major game developers and publishers, we have developed
e-sports
live streaming as one of the most popular content genres on our platform. In addition to rich content in game and
e-sports
genres, we have also expanded our offerings to cover
non-game
entertainment content, such as talent shows, anime, outdoor activities, live chats, and online theater. Having high-quality original content from numerous sources and in different genres enables us to continuously provide users with superior experience and enhance user stickiness to our platform. The average MAUs of Huya Live grew to 150.2 million in the fourth quarter of 2019 from 116.6 million in the fourth quarter of 2018; and the average mobile MAUs of Huya Live in the fourth quarter of 2019 reached 61.6 million, compared to 50.7 million in the fourth quarter of 2018. Our management regularly monitors these operating metrics, which are important and direct performance indicators, in managing our live streaming business and in making relevant operational and production decisions.
Results of Operations
The following table sets forth a summary of our consolidated statements of comprehensive (loss) income for the years indicated, both in absolute amounts and as percentages of our total net revenues:

	For the year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Live streaming	2,069,536	94.7	4,442,845	95.3	7,976,214	1,145,711	95.2
Advertising and others	115,280	5.3	220,595	4.7	398,287	57,210	4.8

Total net revenues	2,184,816	100.0	4,663,440	100.0	8,374,501	1,202,921	100.0

Cost of revenues (1)	(1,929,864)	(88.3)	(3,933,647)	(84.4)	(6,892,579)	(990,057)	(82.3)

Gross profit	254,952	11.7	729,793	15.6	1,481,922	212,864	17.7

Operating expenses:
Research and development expenses (1)	(170,160)	(7.8)	(265,152)	(5.7)	(508,714)	(73,072)	(6.1)
Sales and marketing expenses (1)	(87,292)	(4.0)	(189,207)	(4.1)	(438,396)	(62,972)	(5.2)
General and administrative expenses (1)	(101,995)	(4.7)	(287,710)	(6.1)	(352,824)	(50,680)	(4.2)

Total operating expenses	(359,447)	(16.5)	(742,069)	(15.9)	(1,299,934)	(186,724)	(15.5)

Other income	9,629	0.5	38,938	0.8	79,390	11,404	0.9

Operating (loss) income	(94,866)	(4.3)	26,662	0.5	261,378	37,544	3.1

Interest and short-term investments income	14,049	0.6	156,549	3.4	304,491	43,737	3.6
Fair value loss on derivative liabilities	—	—	(2,285,223)	(49.0)	—	—	—
Foreign currency exchange gains, net	—	—	51	0.0	1,157	166	0.0

(Loss) income before income tax benefits (expenses)	(80,817)	(3.7)	(2,101,961)	(45.1)	567,026	81,447	6.7

Income tax benefits (expenses)	—	—	50,943	1.1	(96,078)	(13,801)	(1.1)

(Loss) income before share of (loss) income in equity method investments, net of income taxes	(80,817)	(3.7)	(2,051,018)	(44.0)	470,948	67,646	5.6

Share of (loss) income in equity method investments, net of income taxes	(151)	(0.0)	113,329	2.4	(2,775)	(399)	(0.0)

Net (loss) income	(80,968)	(3.7)	(1,937,689)	(41.6)	468,173	67,247	5.6

Note:
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	2,877	10,472	31,593	4,538
Research and development expenses	9,174	30,643	86,296	12,396
Sales and marketing expenses	791	1,832	5,919	850
General and administrative expenses	27,266	183,748	157,936	22,686

Net revenues
Total net revenues increased by 113.4% from RMB2,184.8 million in 2017 to RMB4,663.4 million in 2018, and further increased by 79.6% to RMB8,374.5 million (US$1,202.9 million) in 2019. On January 1, 2018, we adopted ASC 606, “Revenue from Contracts with Customers” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Based on our assessment, the adoption of ASC 606 did not have any material impact on our consolidated financial statements.
Live streaming revenues
. We generate revenues from our live streaming services primarily through sale of virtual items. Users can access content on our platform free of charge, but are charged for their purchases. The virtual items sold by us mainly include (i) consumable items, which can be gifted to the broadcasters or used in live streams to create special effects, (ii) time-based items, which provide paying users or receiving broadcasters with certain privileges and rights or special symbols over a period of time, and (iii) multiple virtual items sold in bundles. Revenues derived from consumable items are recognized immediately upon consumption, while revenues derived from time-based items are recognized over their usage period on a straight line basis. Based on our revenue-sharing arrangements with broadcasters, and in some cases, also their talent agencies, we share a percentage of the revenues generated from the sales of virtual items attributed to their live streams. We expect that our revenues from live streaming primarily derived from the sales of virtual items will continue to increase as we capitalize on monetization opportunities.
Live streaming revenues increased by 79.5% from RMB4,442.8 million in 2018 to RMB7,976.2 million (US$1,145.7 million) in 2019, primarily attributable to the increase in spending per paying user and the increase in the number of paying users on Huya Live, which reached 13.4 million in 2019. The increase in average spending per paying user was primarily driven by the enhancement of content attractiveness, the diversification of content offerings and the improvement in user experience. The increase in the number of paying users was primarily driven by our user growth.

Live streaming revenues increased by 114.7% from RMB2,069.5 million in 2017 to RMB4,442.8 million in 2018, primarily attributable to the increase in spending per paying user and the increase in the number of paying users on Huya Live, which reached 10.5 million in 2018. The increase in spending per paying user was primarily driven by the enhancement of content attractiveness, improvement on user experience and increase in time spent on our platform by our users. The increase in the number of paying users was primarily driven by our mobile-focused strategy, diversification of content offerings on our platform, optimization of user experience, and continuous efforts in converting users into paying users.
Advertising and other revenues
. We generate advertising revenues primarily from sales of various forms of advertising and promotion campaigns, including (i) display advertisements in various areas of our platform, (ii) native advertisements in cooperation with broadcasters, and (iii) game events advertising and campaigns. Advertisements on our platform are generally charged on the basis of duration. We enter into advertising contracts directly with advertisers or with third-party advertising agencies. We expect our advertising revenues to increase in the foreseeable future as we introduce new advertising and marketing solutions and attract more advertisers. We also generate a small portion of revenues from sales of in-game
virtual items from certain mobile games that we developed and operated jointly with third-party distribution platforms.
Advertising and other revenues increased by 80.6% from RMB220.6 million in 2018 to RMB398.3 million (US$57.2 million) in 2019, primarily driven by rising demand from an increasing number of advertisers, more diversity in advertising clients, the advertising distribution platform that we launched in the third quarter of 2019, and further recognition of Huya’s brand name in China’s online advertising market.
Advertising and other revenues significantly increased by 91.4% from RMB115.3 million in 2017 to RMB220.6 million in 2018, primarily attributable to our deepened cooperation with advertisers in the game industry, our continuous efforts to expand the advertising services business and monetize the traffic and streaming content with our business partners, as well as the further enhancement of our brand name following our initial public offering in 2018.
Cost of revenues
The following table sets forth the principal components of our cost of revenues by absolute amount and as a percentage of our total cost of revenues for the years presented.

	For the year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Revenue sharing fees and content costs	1,394,832	72.3	3,060,836	77.8	5,552,712	797,597	80.6
Bandwidth costs	411,027	21.3	652,758	16.6	800,827	115,032	11.6
Salaries and welfare	52,372	2.7	101,939	2.6	255,258	36,666	3.7
Payment handling costs	14,071	0.7	22,780	0.6	120,429	17,299	1.7
Depreciation and amortization	32,562	1.7	26,697	0.7	40,082	5,757	0.6
Share-based compensation	2,877	0.1	10,472	0.3	31,593	4,538	0.5
Other taxes and surcharges	8,283	0.4	14,747	0.4	22,694	3,260	0.3
Others	13,840	0.8	43,418	1.0	68,984	9,908	1.0

Total cost of revenues	1,929,864	100.0	3,933,647	100.0	6,892,579	990,057	100.0

Revenue sharing fees and content costs
. Revenue sharing fees and content costs consist primarily of payments to broadcasters and talent agencies in accordance with our revenue-sharing arrangements and content production costs.
Revenue sharing fees and content costs increased by 81.4% from RMB3,060.8 million in 2018 to RMB5,552.7 million (US$797.6 million) in 2019, primarily due to (i) an increase of 79.5 % in sales of virtual items on our platform from RMB4,442.8 million in 2018 to RMB7,976.2 million (US$1,145.7 million) in 2019 and (ii) continued spending on content creators and
e-sports
content in both domestic and overseas markets. Revenue sharing fees and content costs as a percentage of our total net revenues remained relatively stable at 65.6% in 2018 and 66.3% in 2019. We expect that our revenue sharing fees and content costs will continue to increase in absolute amount as we continue to expand our content offerings and enhance our user engagement.
Revenue sharing fees and content costs increased by 119.4% from RMB1,394.8 million in 2017 to RMB3,060.8 million in 2018, primarily due to (i) an increase of 114.7% in sales of virtual items on our platform from RMB2,069.5 million in 2017 to RMB4,442.8 million in 2018 and (ii) continued spending on
e-sports
content and content creators.
Bandwidth costs
. Bandwidth costs consist of fees and charges relating to bandwidth usage in our operations.
Bandwidth costs increased by 22.7% from RMB652.8 million in 2018 to RMB800.8million (US$115.0 million) in 2019, primarily due to an increase in bandwidth usage as a result of user base expansion and increased average MAUs on Huya Live from 100.0 million in 2018 to 141.0 million in 2019 and enhanced live streaming video quality, partially offset by improved efficiency in bandwidth utilization through continuous technology enhancement efforts. We expect bandwidth costs to continue to increase in absolute amount as we further grow our user base and improve our live streaming quality but be partially offset by our improved efficiency and pricing terms.
Bandwidth costs increased by 58.8% from RMB411.0 million in 2017 to RMB652.8 million in 2018, primarily due to an increase in bandwidth usage as a result of increased average MAUs on Huya Live from 83.4 million in 2017 to 100.0 million in 2018 and improvement of live streaming video quality, partially offset by our improved efficiency in bandwidth utilization through continued deployment of new technologies in content distribution.
Others
. Salaries and welfare consist of salaries, bonuses and other benefits for our employees involved in the operations of our platform. Payment handling costs consist primarily of channel fees charged by our third-party payment channels, such as WeChat Pay and AliPay and expenses relating to cash collection services provided by JOYY. Depreciation and amortization expense consists of depreciation of servers and other equipment as well as amortization of intangibles directly related to operating the platform, such as software. Other costs consist primarily of share-based compensation, other taxes and surcharges, rental expenses and certain expenses relating to our IT infrastructure.
Salaries and welfare increased by 150.4% from RMB101.9 million in 2018 to RMB255.3 million (US$36.7 million) in 2019, primarily attributable to an increase in employee headcount and an increase in average salary. Payment handling costs increased by 428.7% from RMB22.8 million in 2018 to RMB120.4 million (US$17.3 million) in 2019, primarily attributable to an increase in sales of virtual items on our platform. Depreciation and amortization costs increased by 50.1% from RMB26.7 million in 2018 to RMB40.1 million (US$5.8 million) in 2019, mainly because of additional servers and equipment purchased for operating the platform. Share-based compensation increased by 201.7% from RMB10.5 million in 2018 to RMB31.6 million (US$4.5 million) in 2019, primarily due to the grant of additional share incentive awards in 2019. Other taxes and surcharges increased by 53.9% from RMB14.7 million in 2018 to RMB22.7 million (US$3.3 million) in 2019, primarily due to an increase in net revenue. Other costs increased by 58.9% from RMB43.4 million in 2018 to RMB69.0 million (US$9.9 million) in 2019, primarily due to our business expansion.
Salaries and welfare increased by 94.6% from RMB52.4 million in 2017 to RMB101.9 million in 2018, primarily attributable to an increase in employee headcount and an increase in average salary. Depreciation and amortization costs decreased by 18.0% from RMB32.6 million in 2017 to RMB26.7 million in 2018, mainly because of our continued effort in reducing our physical servers and adopting cloud services. Payment and handling costs increased by 61.9% from RMB14.1 million in 2017 to RMB22.8 million in 2018, primarily attributable to an increase in sales of virtual items on our platform. Other taxes and surcharges increased by 78.0% from RMB8.3 million in 2017 to RMB14.7 million in 2018, primarily due to an increase in net revenue. Share-based compensation increased by 264.0% from RMB2.9 million in 2017 to RMB10.5 million in 2018, primarily due to the grant of additional share incentive awards in 2018. Other costs increased by 213.7% from RMB13.8 million in 2017 to RMB43.4 million in 2018, primarily due to our business expansion.

Gross profit
Our gross profit increased by 103.1% from RMB729.8 million in 2018 to RMB1,481.9 million (US$212.9 million) in 2019, and our gross margin improved from 15.6% in 2018 to 17.7% in 2019.
Our gross profit increased by 186.2% from RMB255.0 million in 2017 to RMB729.8 million in 2018, and our gross margin improved from 11.7% in 2017 to 15.6% in 2018.
Operating expenses
Operating expenses increased by 75.2% from RMB742.1 million in 2018 to RMB1,299.9 million (US$186.7 million) in 2019. Operating expenses increased by 106.4% from RMB359.4 million in 2017 to RMB742.1 million in 2018.
Research and development expenses
. Research and development expenses consist primarily of salaries, welfare and share-based compensation for research and development personnel.
Research and development expenses increased by 91.9% from RMB265.2 million in 2018 to RMB508.7 million (US$73.1 million) in 2019, primarily attributable to the increase in headcount and average salary of research and development personnel as well as shared-based compensation expenses related to the share awards newly granted in 2019. We expect that research and development expenses to continue to increase in absolute amount in the near term due to our investment in research and development of new technologies, particularly relating to the continuous upgrade of our IT system, and continuous increase in headcount of research and development personnel.
Research and development expenses increased by 55.8% from RMB170.2 million in 2017 to RMB265.2 million in 2018, primarily attributable to the increase in the salaries and welfare of research and development personnel as well as shared-based compensation expenses related to the share awards newly granted in 2018.
Sales and marketing expenses
. Sales and marketing expenses consist primarily of advertising and market promotion expenses, salaries and welfare as well as shared-based compensation for sales and marketing personnel, and rental expenses of office premises utilized by sales and marketing personnel.
Sales and marketing expenses increased by 131.7% from RMB189.2 million in 2018 to RMB438.4 million (US$63.0 million) in 2019, primarily attributable to the increased marketing expenses associated with the promotions for our products and brand name in both domestic and overseas markets, as well as increased personnel-related expenses. We expect that our sales and marketing expenses will increase in absolute amount in the near term as we expect to increase our spending on marketing and promotional activities, particularly relating to strengthening our brand recognition in China and our expansion in overseas markets.
Sales and marketing expenses increased by 116.8% from RMB87.3 million in 2017 to RMB189.2 million in 2018, primarily attributable to an increase in marketing and promotion expenses due to enhanced efforts in promoting our brand awareness,
e-sport
content, and cooperating with various marketing channels.

General and administrative expenses
. General and administrative expenses consist primarily of salaries and welfare for management and administrative personnel, share-based compensation for management and administrative personnel and rental expenses of office premises.
General and administrative expenses increased by 22.6% from RMB287.7 million in 2018 to RMB352.8 million (US$50.7 million) in 2019, primarily attributable to the increase in personnel-related expenses. We expect our general and administrative expenses to increase in the foreseeable future as we grow our business and incur more costs relating to operating as a public company and complying with relevant regulatory obligations.
General and administrative expenses increased by 182.1% from RMB102.0 million in 2017 to RMB287.7 million in 2018, primarily attributable to the increase in share-based compensation expenses related to the share awards newly granted, as well as salaries and welfare of management personnel and professional fees.
Other income
Our other income increased by 103.9% from RMB38.9 million in 2018 to RMB79.4 million (US$11.4 million) in 2019, primarily attributable to tax refund and government subsidy.
Our other income increased by 304.4% from RMB9.6 million in 2017 to RMB38.9 million in 2018, primarily attributable to tax refund and government subsidy.
Operating income (loss)
Our operating income increased by 880.3% from RMB26.7 million in 2018 to RMB261.4 million (US$37.5 million) in 2019, and our operating margin improved from 0.5% in 2018 to 3.1% in 2019.
We had an operating loss of RMB94.9 million in 2017 and an operating income of RMB26.7 million in 2018, and our operating margin improved from (4.3)% in 2017 to 0.5% in 2018.
Interest and short-term investments income
Interest and short-term investments income consists of interest earned on bank deposits, short-term wealth management products and money market funds with maturities of less than one year.
Our interest and short-term investment income increased significantly from RMB156.5 million in 2018 to RMB304.5 million (US$43.7 million) in 2019, primarily attributable to interest generated from deposits of the funds we received through our follow-on
public offering in 2019, and our series B financing and our initial public offering in 2018.
Our interest and short-term investment income increased significantly from RMB14.0 million in 2017 to RMB156.5 million in 2018, primarily attributable to interest generated from deposits of the funds we received through our series B financing and our initial public offering in 2018.
Fair value loss on derivative liabilities
We recorded nil of fair value loss on derivative liabilities in 2019.
We recorded fair value loss on derivative liabilities of RMB2,285.2 million in 2018. Such fair value loss on derivative liabilities was related to the conversion features of our preferred shares that existed before our initial public offering, which needed to be bifurcated and accounted for as derivative liabilities in the second quarter of 2018. Upon completion of our initial public offering, the derivative liabilities were derecognized and all of the balance was transferred to additional paid-in
capital accordingly.

Income tax benefits (expenses)
We recorded income tax benefits of RMB50.9 million in 2018 and income tax expenses of RMB96.1 million (US$13.8 million) in 2019, mainly due to the profitability of certain operating entities in the PRC. For details on such income tax benefits (expenses), please see Note 18(b) to our audited consolidated financial statements included elsewhere in this annual report.
Share of (loss) income in equity method investments, net of income taxes
We recorded share of loss in equity method investments, net of income taxes, of RMB2.8 million (US$0.4 million) in 2019. We recorded share of income in equity method investments, net of income taxes, of RMB113.3 million in 2018, mainly attributable to the subsequent adjustment for significant observable price change for our equity investee’s investment measured at fair value through earnings. For details on such share of income in equity method investments, net of income taxes, please see Note 10(i) to our audited consolidated financial statements included elsewhere in this annual report.
Net (loss)income attributable to HUYA Inc.
We had a net income attributable to HUYA Inc. of RMB468.2 million (US$67.2 million) in 2019, as compared to a net loss attributable to HUYA Inc. of RMB1,937.7 million in 2018.
We had a net loss attributable to HUYA Inc. of RMB1,937.7 million in 2018, as compared to a net loss attributable to HUYA Inc. of RMB81.0 million in 2017.
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
Hong Kong
Huya Limited, our subsidiary incorporated in Hong Kong, is subject to 8.25% and 16.5% Hong Kong profit tax on its taxable income within HKD$2 million and beyond HKD$2 million, respectively. Payments of dividends are not subject to any withholding tax. Hong Kong profit tax on its taxable income generated from operations in Hong Kong.
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
Qualified software enterprises, or the Software Enterprise, are exempt from EIT for two years, followed by a 50% reduction in the applicable tax rates for the next three years, commencing either from the first year of commercial operations or from the first year of profitable operation after offsetting tax losses generating from prior years. Certified High and New Technology Enterprises, or HNTE, are entitled to a preferential tax rate of 15% but are required to re-apply
for the preferential tax treatment every three years. During the three-year period, an HNTE must conduct a self-review of its qualification each year to ensure it meets the HNTE criteria. If an HNTE fails to meet the criteria for any year, the enterprise cannot enjoy the 15% preferential tax rate that year and must instead be subject to the uniform 25% income tax rate. An entity that qualifies as a “Key National Software Enterprise” (a “KNSE”) is entitled to a further reduced preferential income tax rate of 10%. Entities must perform a self-assessment each year to ensure they meet the criteria for qualification, pursuant to SAT Public Notice [2018] No.23 (“Circular 23”). If a KNSE fails to meet the criteria for qualification as a KNSE in any year, the entity cannot enjoy the 10% preferential tax rate in that year.
Our PRC entities provided for enterprise income tax are as follows:
•	Huya Technology was qualified as a Software Enterprise, and enjoyed the zero preferential tax rate starting from 2017 and 12.5% preferential tax rate starting from 2019. In 2019, Huya Technology is qualified as a KNSE and applied the income tax rate of 10% for the year of 2019 pursuant to SAT Public Notice [2018] No.23 (“Circular 23”).

•	Guangzhou Huya applied for the HNTE qualification and obtained approval in November 2018. It entitled to enjoy the preferential tax rate of 15% as an HNTE for three years starting from 2018, and should apply for HNTE qualification renewal in 2021.

•	Most of the remaining PRC subsidiaries and VIEs were subject to 25% EIT for the years reported.

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

Inflation
To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.
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
Revenue recognition
On January 1, 2018, we adopted ASC 606, “Revenue from Contracts with Customers” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605. Based on our assessment, the adoption of ASC 606 did not have any material impact to our consolidated financial statements and there were no material differences between our adoption of ASC 606 and our historic accounting under ASC 605.
Revenues are recognized when control of the promised virtual items or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those virtual items or services.

Live streaming
We are principally engaged in operating our own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. We generate revenue primarily from sales of virtual items in our platforms. We have a recharge system for users to purchase our virtual currency then purchase virtual items for use. Users can recharge via various online third-party payment platforms, including WeChat Pay, AliPay and other payment platforms. Virtual currency is non-refundable
 and has no expiration date. As the virtual currency is often consumed soon after it is purchased based on history of turnover of the virtual currency, we consider that the virtual currency does not entitle to a breakage amount. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated. We share a portion of the sales proceeds of virtual items (“revenue sharing fee”) with broadcasters and talent agencies in accordance with the revenue sharing arrangements. Broadcasters, who do not have revenue sharing arrangements with us, are not entitled to any revenue sharing fee.
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
We may also enter into contracts that can include various combinations of virtual items, which are generally being distinguished and accounted for as separate performance obligations, such as Huya Noble Member Program. Determining whether those virtual items are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The contract of Huya Noble Member Program, which is normally purchased on a monthly basis, includes three major virtual items, a) the noble member status, b) the virtual currency coupons, and c) the right of subsequent renewal at a discounted price, which are considered distinct and accounted for separately under ASC 606. A noble member status itself cannot be purchased on a standalone basis, and it is valid for one month but the users can simultaneously purchase multiple months of the package (with the effective period of noble member status limited to a maximum of 24 months from the date of purchase) at any point in time. The virtual currency coupons, which have the same purchase power as our virtual currency but with expiry dates, are valid for purchasing virtual items for a fixed period. Judgment is required to determine the standalone selling price for each distinct performance obligation and we then allocate the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. In instances where the standalone selling price is not directly observable as we do not sell the virtual item separately, such as the noble member status and the virtual currency coupons, we determine the standalone selling price based on pricing strategies, market factors and other strategic objectives. In respect of the right to subsequent renewal at a discounted price, we estimate individual user’s times of renewal based on historical data of users’ spending pattern and average times of renewal. We recognize revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For revenue allocated to noble member status, it’s generally recognized ratably over the contract period as users simultaneously consume and receive benefits. For revenue related to virtual currency coupons provided on a consumption basis, virtual currency coupons used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed above unless otherwise stated. Although the virtual currency coupons have expiry dates, we consider the impact of the breakage amount for virtual currency coupons is insignificant as historical data shows that virtual currency coupons are consumed shortly after they are released to users and the forfeiture rate remains relatively low for the periods reported, therefore, we do not expect to be entitled to a breakage amount for the virtual currency coupons. For the right of subsequent renewal at a discounted price, upon each time a subsequent renewal is purchased, the cash received is recorded as deferred revenue and allocated proportionally to the noble member status and virtual currency coupons based on their relative standalone selling price and revenue is then recognized following the revenue recognition method of noble member status and virtual currency coupons as described above.

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
We enter into advertising contracts directly with advertisers or third-party advertising agencies that represent advertisers. Payment terms and conditions vary by contract type, although the terms generally include a requirement of payment within 3 months. Both third-party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within 3 months. In instances where the timing of revenue recognition differs from the timing of billing, we have determined the advertising contracts generally do not include a significant financing component. The primary purpose of the credits terms is to provide customers with simplified and predictable ways of purchasing our advertising services, not to receive financing from our customers or to provide customers with financing.
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
Fair Value of ordinary shares
Prior to the completion of initial public filing, in determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation expenses in connection with share options and restricted share units under the Amended and Restated 2017 Plan and the shares awarded to Mr. Rongjie Dong, our chief executive officer and director, by JOYY, or CEO Awards, we, with the assistance of an independent valuation firm, evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate the enterprise value of our company and income approach (discounted cash flow, or DCF method) was relied on for value determination with market approach (guideline companies method, or GCM) taken as reference.
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
Share-based compensation
Share-based compensation expense arises from share-based awards, including restricted share units granted by JOYY with its own underlying shares to certain management and other key employees who to some extent provide services to us, share options for the purchase of our ordinary shares and restricted share units granted by us to our management and other key employees and non-employees
and our shares granted by JOYY to our chief executive officer.
JOYY’s share-based awards
On September 16, 2011, the board of directors of JOYY approved the 2011 Share Incentive Scheme. In October 2012, the board of directors of JOYY resolved that the maximum aggregate number of Class A common shares of JOYY which may be issued pursuant to all awards under the 2011 Share Incentive Scheme shall be 43,000,000 plus an annual increase of 20,000,000 on the first day of each fiscal year, or such lesser amount of Class A common shares as determined by the board of directors of JOYY.
The 2011 Share Incentive Scheme of JOYY provides for the issuance of JOYY’s common shares to our employees, which for such purpose includes our employees, mainly including restricted share units.
In determining the fair value of restricted share units granted, the fair value of the underlying shares of JOYY on the grant dates is applied. The grant date fair value of restricted share units is based on the stock price of JOYY in the Nasdaq Global Market.
Share-based compensation expense for restricted share units granted under JOYY’s share-based incentive plans is recognized using the graded vesting method, net of estimated forfeiture rates, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant based on historical forfeiture rates and will be revised in the subsequent periods if actual forfeitures differ from those estimates.

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
For the year ended December 31, 2019, we did not grant share options to our employees or non-employees,
pursuant to the amended and restated 2017 Share Incentive Plan.
Vesting of options
There are mainly three types of vesting schedule, which are: i) 50% of the options will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, ii) options will be vested in four equal installments over the following 48 months, and iii) options will be vested in four equal installments over the following 24 months.
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
In 2019, no share option was canceled without concurrent grant of replacement awards, which is treated as a settlement for no consideration at the time of cancelation under ASC 718.
Restricted share units
Grant of restricted share units
In 2017, we granted no restricted share unit to employees or non-employees.
In 2018, we granted 4,183,685 and 10,000 restricted share units to employees and non-employees, respectively.
In 2019, we granted 2,908,370 and nil restricted share units to our employees and non-employees,
respectively.
Vesting of restricted share units
There are mainly three types of vesting schedule for employees, which are: i) 50% of the restricted share units will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, ii) restricted share units will be vested in four equal installments over the following 48 months, and iii) 25% of the restricted share units will be vested after 6 months of the grant date and the remaining 75% will be vested in three equal installments over the following 36 months.
CEO Awards
In October 2017, JOYY transferred, at nominal consideration, 559,039 ordinary shares of HUYA Inc. which were re-designated
as 559,039 Class B ordinary shares, to Mr. Rongjie Dong, our chief executive officer, for his service to us. The share awards were immediately vested and we recorded a share-based compensation charge of RMB10.2 million for the year ended December 31, 2017. The fair value of the CEO’s Awards was determined at the grant date by us.
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
Key valuation assumptions used to determine the fair value of series A preferred shares are as follows:

	For the year ended December 31, 2017
Discount rate	25	%-35%
Risk-free interest rate	1.70%
Volatility	50	%-80%

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
In addition, we have also determined that the call option is recorded as an investor option liability. In accordance with ASC Subtopic
815-10,
the option is deemed legally detachable and separately exercisable from the preferred shares and, thus, accounted for as a freestanding instrument. Furthermore, as the number of shares to be purchased by Tencent to reach 50.10% voting interest in us on a fully diluted basis is not fixed, the call option is not considered indexed to our own stock. We have considered that the fair value of the investor option liability is minimal as the exercise price of the call option is the fair market price. Therefore, no balance of the call option was recognized on March 8, 2018, and for the year ended December 31, 2018, no gain (loss) arising from the change in fair value of investor option liability was recognized in our consolidated statements of comprehensive loss.

Upon the completion of our initial public offering, each series
B-2
preferred share was automatically converted into one Class B ordinary share.
Accounting of modification of the series A preferred shares
We adopted a dual voting structure on our shares concurrent with the transaction and certain series A preferred shares were designated as low vote shares. Considering the facts that the dual voting structure does not provide any means for the high vote shares to monetize or obtain economic benefits from such rights over the other shareholders and the creation of the dual voting structure does not change the position that Tencent controls and JOYY has significant influence over us, we believed that the wealth transfer among different class of preferred shareholders and ordinary shareholders as a result of the creation of the dual voting structure is minimal and does not need to be accounted for.
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
New leases accounting standard adopted by us
In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 (Topic 842) “Leases”. Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, “Leases”. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. We adopted the new standard using the optional transition method beginning January 1, 2019. As permitted under the transition guidance, we carried forward the assessment of whether the existing contracts contain or are leases, classification of the leases and remaining lease terms. RMB92,075 of lease assets and RMB91,654 of liabilities were recognized on the balance sheet upon adoption as of January 1, 2019.
Adoption of ASU 2018-07
We adopted ASU 2018-07, Compensation-Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”) on January 1, 2019. The guidance aligns the accounting for non-employee equity based awards with the accounting for employee equity-based awards, and requires equity-classified share-based payment awards issued to non-employees to be measured based on the grant date price, rather than remeasure the awards through the performance completion date. We remeasured equity-classified awards for which a measurement date has not been established through a cumulative-effect adjustment to retained earnings as of January 1, 2019. Since the awards were measured at fair value as of December 31, 2018 prior to the adoption, the cumulative-effect adjustment arising from the adoption was immaterial.
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

Our principal sources of liquidity have been cash generated from operating activities, cash generated by financing activities and net funding provided by JOYY. In March 2018, we completed our series B financing with Linen Investment Limited and raised US$461.6 million. In May 2018, we raised from our initial public offering US$190.1 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. In April 2019, we raised from our public offering US$313.8 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. As of December 31, 2017, 2018 and 2019, we had RMB442.5 million, RMB709.0 million, and RMB1,113.2 million (US$159.9 million), respectively, in cash and cash equivalents; RMB593.2 million, RMB4,983.8 million and RMB6,743.4 million (US$968.6 million), respectively, in short term deposits; and nil, RMB300.2 million and RMB2,219.5 million (US$318.8 million), respectively, in short term investments. Our cash and cash equivalents consist primarily of demand deposits placed with banks. Our short-term deposits consist primarily of time deposits placed with banks with original maturities of more than three months but less than one year. Our short-term investments primarily represent structured deposits with maturities of less than one year.
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
As of December 31, 2019, most of our cash, cash equivalents, short-term deposits and short-term investments were held by our wholly owned subsidiaries in offshore accounts. Although we consolidate the results of our variable interest entity and its subsidiaries, we only have access to the assets or earnings of our variable interest entity and its subsidiaries through our contractual arrangements with our variable interest entity and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Guangzhou Huya.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”
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

The following table sets forth a summary of our cash flows for the years indicated.

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	242,444	717,461	1,945,414	279,439
Net cash used in investing activities	(559,561)	(4,567,452)	(3,684,971)	(529,314)
Net cash provided by financing activities	774,448	4,126,861	2,133,651	306,480
Net increase in cash and cash equivalents	457,331	276,870	394,094	56,605
Cash and cash equivalents at the beginning of the year	6,187	442,532	709,019	101,844
Effect of exchange rate changes on cash and cash equivalents	(20,986)	(10,383)	11,472	1,651

Cash and cash equivalents at the end of the year	442,532	709,019	1,114,585	160,100

Operating Activities
Net cash provided by operating activities was RMB1,945.4 million (US$279.4 million) in 2019. In 2019, the difference between our net cash provided by operating activities and our net income attributable to HUYA Inc. of RMB468.2 million (US$67.2 million) was primarily due to an increase of RMB607.3 million (US$87.2 million) in accrued liabilities and other current liabilities as a result of an increase in accrued revenue sharing fees, an increase of RMB409.8 million (US$58.9 million) in deferred revenue due to our business growth, and an decrease in amounts due from related parties of RMB186.9 million (US$26.8 million) primarily due to decrease in related party transactions with JOYY, partially offset by an increase in prepayments and other assets of RMB115.4 million (US$16.6 million) due to increases in prepayments and deposits to vendors and content providers.
Net cash provided by operating activities was RMB717.5 million in 2018. In 2018, the difference between our net cash provided by operating activities and our net loss attributable to HUYA Inc. of RMB1,937.7 million was primarily due to a non-cash
item adjustment of RMB2,285.2 million in fair value loss on derivative liabilities, an increase of RMB428.7 million in accrued liabilities and other current liabilities as a result of an increase in accrued revenue sharing fees, partially offset by an increase in prepayments and other assets of RMB301.7 million due to increases in prepayments and deposits to vendors and content providers as well as interests receivable, an increase in amounts due from related parties of RMB132.6 million, and a non-cash
item adjustment of RMB113.3 million in share of income in equity method investments, net of income taxes.
Net cash provided by operating activities was RMB242.4 million in 2017. In 2017, the difference between our net cash provided by operating activities and our net loss attributable to HUYA Inc. of RMB81.0 million was primarily due to an increase of RMB220.2 million in deferred revenue due to our business growth, an increase of RMB174.6 million in accrued liabilities and other current liabilities as a result of an increase in accrued revenue sharing fees, a non-cash
item adjustment of RMB40.1 million in share-based compensation, an increase of RMB8.2 million in amounts due to related parties as a result of increased support services provided by JOYY, partially offset by an increase of RMB104.2 million in amounts due from related parties. The increase in amounts due from related parties was primarily attributable to the cash collected by JOYY as a payment channel for us but not yet remitted to us. We recorded positive operating cash flow in 2017, primarily due to our strong revenue growth and improved operating efficiency.

Investing Activities
Net cash used in investing activities was RMB3,685.0 million (US$529.3 million) in 2019, which was primarily attributable to cash paid for short-term deposits of RMB7,166.7 million (US$1,029.4 million) and short-term investments of RMB3,706.8 million (US$532.4 million), partially offset by maturities of short-term deposits of RMB5,553.8 million (US$797.7 million) and short-term investments of RMB1,808.9 million (US$259.8 million).
Net cash used in investing activities was RMB4,567.5 million in 2018, which was primarily attributable to cash paid for short-term deposits of RMB5,781.9 million, partially offset by maturities of short-term deposits of RMB1,775.8 million.
Net cash used in investing activities was RMB559.6 million in 2017, which was primarily attributable to net placements of short-term deposits of RMB496.7 million.
Financing Activities
Net cash provided by financing activities was RMB2,133.7 million (US$306.5 million) in 2019, which was primarily attributable to RMB2,110.7 million (US$303.2 million) in proceeds from issuance of ordinary shares in our follow-on
public offering and RMB22.9 million (US$3.3 million) in proceeds from exercise of vested share options.
Net cash provided by financing activities was RMB4,126.9 million in 2018, which was primarily attributable to proceeds from the issuance of series B preferred shares of RMB2,919.1 million and proceeds from issuance of ordinary shares in our initial public offering of RMB1,207.7 million.
Net cash provided by financing activities was RMB774.4 million in 2017, which was attributable to RMB509.5 million in proceeds from our series A financing, RMB164.9 million of investment in us from JOYY and capital injection of RMB100.0 million from a variable interest entity of JOYY.
Capital Expenditures
We made capital expenditures of RMB43.4 million, RMB127.4 million and RMB71.4 million (US$10.3 million) in 2017, 2018 and 2019, respectively. In these periods, our capital expenditures were mainly used for leasehold improvement, purchasing of servers and other IT infrastructures, as well as for obtaining a license. We will continue to make capital expenditures to meet the expected growth of our business.
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

The table below sets forth the respective revenues contribution and assets of HUYA Inc. and our wholly-owned subsidiaries and our various interest entity and its subsidiaries as of the dates and for the years indicated:

	Net revenues (1)			Total assets (1)
	For the year ended December 31,			As of December 31,
	2017	2018	2019	2018	2019
HUYA Inc. and its wholly-owned subsidiaries	0.3%	0.1%	1.0%	71.2%	76.5%
Variable interest entity and its subsidiaries	99.7%	99.9%	99.0%	28.8%	23.5%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:
(1)	The percentages exclude the inter-company transactions and balances between HUYA Inc. and its wholly-owned subsidiaries and variable interest entity and its subsidiaries.
C. Research and Development, Patents and Licenses, etc.
Technology
The success of our business is dependent on our strong technological capabilities that support us in delivering superior user experience, increasing operational efficiency and enabling innovations. Our technology platform has been designed for reliability, scalability and flexibility.
•
AI and big data analytics
. AI is used extensively in various aspects of our operations and is particularly useful for reviewing and screening contents through recognizing and analyzing patterns. The massive volume of data, such as viewing history, user interactions and purchase preference, enable us to further optimize our AI technology and enhance its accuracy. As the quantity and variety of content and user interactions continue to grow, AI capability has become increasingly important for us to control our operating costs and enhance our user experience by avoiding extensive manual review. Our big data analytics capability enables us to build a comprehensive interest profile for each user by assigning interest tags to them. Combined with our AI capability, these interest profiles allow us to personalize user interfaces and recommend content to our users.

•
Live streaming technologies
. Our
state-of-the
art audio and video coding and streaming technologies enable low-latency
and
low-loss
rates in delivering voice and video data on our platform, even with weak internet connection, which provides our users with superior viewing experience. Audio and video technologies have been our main focus since our inception. For instance, we offer stable
8-12M
pixels
blue-ray
quality live streaming.

•
Servers and other infrastructure
. We have deployed hybrid cloud computing technology in our server system. We employ back-end
architecture that enables smooth and expedient upgrades of our platform software infrastructure. Our advanced peer-to-peer
streaming technologies help us manage bandwidth utilization more efficiently amid fast growing user base and constantly improving streaming video quality, which further enhanced scalability.

In the year ended December 31, 2017, 2018 and 2019, our research and development expenditures were RMB170.2 million, RMB265.2 million and RMB508.7 million (US$73.1 million), representing 7.8%, 5.7% and 6.1% of our total net revenues for the years ended December 31, 2017, 2018 and 2019, respectively. Our research and development expenses consist primarily of salaries, welfare and share-based compensation for research and development personnel.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2019 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2019.

	Payment due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in RMB thousands)
Operating Lease Obligations (1)	135,010	43,591	65,432	25,987	—

Note:
(1)	Represents our non-cancellable operating leases and property management fees for offices expiring on different dates.

Rental expenses under operating lease for 2017, 2018 and 2019 were RMB12.8 million, RMB20.8 million and RMB49.7 million (US$7.1 million), respectively.
Other than the contractual obligations set forth above, we do not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.
G.	Safe Harbor

See “Forward-Looking Statements.”
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lingdong Huang	43	Chairman of Board of Directors
Rongjie Dong	43	Director, Chief Executive Officer
David Xueling Li	45	Director
Zhi Cheng	37	Director
Hai Tao Pu	49	Director
Guang Xu	37	Director
Lei Zheng	43	Director
Hongqiang Zhao	43	Independent Director
Xiaopeng He	42	Independent Director
Catherine Xiaozheng Liu	43	Chief Financial Officer
Ligao Lai	41	Chief Technology Officer

Mr. Lingdong Huang
has been the chairman of our board of directors since April 2020. Mr. Huang currently serves as a general manager at Tencent’s interactive entertainment group and as a director of TJ Sports Culture Development (Shanghai) Co., Ltd. Prior to joining Tencent in 2010, Mr. Huang served on various positions, including as vice president, at The9 Limited (Nasdaq: NCTY) from 1999 to 2010. Mr. Huang received his bachelor’s degree in informatics from Shanghai University in 1999.
Mr. Rongjie Dong
has been our chief executive officer since August 2016 and our director since March 2017. From April 2013 to August 2016, Mr. Dong served as executive vice president of JOYY Inc. (Nasdaq:YY). From 2000 to 2006, Mr. Dong served as product manager and head of the technology department of 163.com. Mr. Dong received his bachelor’s degree in computer hardware from Beijing Information Engineering Institute (currently known as Beijing Information Science and Technology University).
Mr. David Xueling Li
has been serving as our director since July 2017. Mr. Li is also a co-founder,
chairman and chief executive officer of JOYY Inc. (Nasdaq:YY). Mr. Li has been in charge of the business operations of JOYY as the principal executive officer since its inception in April 2005. Before founding JOYY in April 2005, Mr. Li worked at NetEase, Inc. (Nasdaq: NTES) from July 2003 to April 2005 and served as its chief editor. In 2000, Mr. Li founded CFP.cn, a website that provided a copyright trading platform for journalists and amateur photographers. Mr. Li received a bachelor’s degree in philosophy from Renmin University of China.
Mr. Zhi Cheng
has been serving as our director since April 2020. Mr. Cheng currently serves as the assistant general manager at Tencent. Prior to joining Tencent in 2014, Mr. Cheng served as the project leader at The Boston Consulting Group. Mr. Cheng received his bachelor’s degree in computer science and economics and master’s degree in computer science from Peking University in China.
Mr. Hai Tao Pu
has been serving as our director since April 2020. Mr. Pu currently serves as a general manager at Tencent and a member of the Listing Committee of the Hong Kong Stock Exchange and General Committee of the Chamber of Hong Kong Listed Companies. Prior to joining Tencent in 2010, Mr. Pu practiced corporate and M&A, capital markets and commercial law at Slaughter and May and Mallesons Stephen Jaques. Mr. Pu received his Juris Doctor from the Melbourne University Law School in Australia.
Mr. Guang Xu
has been serving as our director since April 2020. Mr. Xu currently serves as a general manager at Tencent’s interactive entertainment group. Prior to joining Tencent in 2006, Mr. Xu served in the game planning department at Shenzhen Yamido Technology Co., Ltd. from 2004 to 2006. Mr. Xu received his bachelor’s degree in electronic information engineering from Huazhong University of Science and Technology in China.

Mr. Lei Zheng
has been serving as our director since March 2020. Mr. Zheng currently also serves as the general manager of the user platform department of Tencent. Prior to that position, Mr. Zheng served as the assistant general manager of the interactive-entertainment-operation of Tencent from 2012 to 2018. Mr. Zheng received his bachelor’s degree in chemical engineering from Tsinghua University in China.
Mr. Hongqiang Zhao
has been serving as our independent director since May 2018. Mr. Zhao has served as the chief financial officer of BaiRong Yunchuang Technology Co. Ltd., or BaiRong, since December 2015. Prior to joining BaiRong, Mr. Zhao was the CFO of NetEase’s
e-commerce
business from November 2014 to December 2015, and the vice president of finance at SouFun Holdings Limited from December 2012 to October 2014. From March 2011 to December 2012, Mr. Zhao worked in New York as the director of financial analysis for Viacom Inc. (Nasdaq: VIAB), a leading global entertainment content company. Between February 2009 and July 2011, Mr. Zhao served as an assistant chief auditor at the PCAOB, a regulatory oversight agency under the SEC of the United States. Prior to that, Mr. Zhao was a manager at KPMG LLP in Washington D.C., providing professional services to internet, telecommunication and entertainment companies for more than eight years since August 2000. Mr. Zhao received his bachelor’s degree in accounting from Tsinghua University and his master’s degree in accountancy from George Washington University.
Mr. Xiaopeng He
has been serving as our independent director since May 2018. In 2014, Mr. He co-founded
Xpeng Motors, a Chinese internet-based vehicle provider. Mr. He has served as the chairmen of Xpeng Motors since August 2017. From August 2014 to August 2017, Mr. He assumed several positions at Alibaba Group (NYSE:BABA) since Alibaba’s acquisition of UCWeb Inc., a Chinese mobile internet company co-founded
by Mr. He in 2014. Mr. He received his bachelor’s degree in computer science from South China University of Technology.
Ms. Catherine Xiaozheng Liu
has been our chief financial officer since December 2019. Ms. Liu served as chief financial officer of Yixin Group (HKSE: 02858) from April 2017 to November 2019. Between September 2015 and April 2017, Ms. Liu was chief strategy officer of Qihoo 360 Technology Co. Ltd, previously listed on the New York Stock Exchange (NYSE: QIHU) and now privatized. Prior to that, Ms. Liu was the head of China Technology Investment Banking Division at Credit Suisse (Hong Kong) Limited, where she worked from June 2011 to September 2015. Prior to that, she was the vice president in China Investment Banking Division at Citigroup Global Markets Asia Limited, where she worked from October 2009 to June 2011. Ms. Liu received her bachelor’s degree in finance from Nanjing University, master’s degree in finance from Renmin University of China and master’s degree in management from University of California, Los Angeles.
Mr. Ligao Lai
has been our chief technology officer since January 2017. Mr. Lai has approximately 20 years of experience in technology and software development. From February 2011 to December 2016, Mr. Lai served as a vice general manager and technology general manager at JOYY. From March 2004 to February 2011, Mr. Lai worked at the game department of Kingsoft (SEHK: 3888), mainly in charge of the research and development of online games. From July 1999 to March 2004, Mr. Lai worked as a developer and project manager at Kingsoft, responsible for the development of WPS Office software. Mr. Lai received a bachelor’s degree in electronics and information engineering from Wuyi University.
B.	Compensation of Directors and Executive Officers
For the fiscal year ended December 31, 2019, the compensation to our executive officers and directors in cash by us amounted to an aggregate of RMB18.7 million (US$2.7 million). We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.
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

Employment Agreements and Indemnification Agreements
We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month or mutually agreed advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month or mutually agreed advance written notice.
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
Share Incentive Plan
In July 2017, our board of directors approved the 2017 Share Incentive Plan, as amended and restated in March 2018, to provide incentives to our employees, directors and consultants and promote the success of our business. The maximum number of Class A ordinary shares that may be issued under the Amended and Restated 2017 Plan is 28,394,117. As of April 3, 2020, options to purchase 15,199,661 Class A ordinary shares are outstanding, and 6,821,147 restricted share units are outstanding.
The following paragraphs describe the principal terms of the Amended and Restated 2017 Plan.
Types of Awards
. The Amended and Restated 2017 Plan permits the awards of options, restricted share units or any other type of awards approved by the committee or the board of directors.
Plan Administration
. The Amended and Restated 2017 Plan is administered by our board of directors or by a committee of one or more members of our boards to whom our board shall delegate the authority to grant or amend awards to any eligible persons other than any of members of the committee serving as the plan administrator. The plan administrator has the power and authority to determine the persons who are eligible to receive awards, as well as other terms and conditions of awards. Any grant or amendment of awards to any committee member serving as the plan administrator shall then require an affirmative vote of a majority of the board members who are not on the committee serving as the plan administrator.

Award Agreement
. Any award granted under the Amended and Restated 2017 Plan is evidenced by an award agreement that sets forth terms, conditions and limitations for such award, which may include the number of shares subject to the award awarded, the exercise price, the provisions applicable in the event of the grantee’s employment or service terminates, among other provisions. The plan administrator may amend the terms of any award, prospectively or retroactively; provided that no such amendment shall impair the rights of any participant without his or her consent.
Eligibility
. We may grant awards to directors, officers, employees and consultants of our company or any of our subsidiaries.
Vesting Schedule
. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Exercise of options
. Once all the preconditions provided in the relevant award agreements are met, a participant may exercise options in whole or in part by giving written notice of exercise to us specifying information such as the number of shares to be purchased, as well as making full payment of the aggregate exercise price of the shares so purchased.
Term of options
. The plan administrator determines the term of each option and provides it in the relevant award agreement, but no option shall be exercisable more than five years after the grant date.
Transfer Restrictions
. Except under the laws of descent and distribution or otherwise permitted by the plan administrator, the participant will not be permitted to sell, transfer, pledge or assign any awards. In principle, all awards shall be exercisable only by the participants. However, a participant may also transfer one or more awards to a trust controlled by him or her for estate planning purposes.
Termination and amendment of the Amended and Restated 2017 Plan
. Our board of directors may amend, alter or discontinue the Amended and Restated 2017 Plan, but no amendment, alteration or discontinuation shall be made if such amendment, alteration or discontinuation would impair the rights of a participant under any award without such participant’s consent.
The shares reserved and to be issued under our Amended and Restated 2017 Share Plan have been registered on the Form
S-8
on September 14, 2018.
The following table summarizes, as of April 3, 2020, the outstanding options granted under the Amended and Restated 2017 Plan to our directors, executive officers and other grantees.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Rongjie Dong	5,647,700	US$2.55	August 9, 2017	August 8, 2027
David Xueling Li	5,882,353	US$2.55	March 15, 2018	March 14, 2028
Ligao Lai	*	US$2.55	August 9, 2017	August 8, 2027
Other individuals as a group	2,593,608	US$2.53	August 9, 2017, March 15, 2018 and July 1, 2018	August 8, 2027, March 14, 2028 and June 30, 2028

Note:
*	Less than 1% of our total outstanding shares.

The following table summarizes, as of April 3, 2020, the outstanding restricted share units granted under the Amended and Restated 2017 Plan to our directors, executive officers and other grantees.

Name	Class A Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant	Date of Expiration
Rongjie Dong	*	March 31, 2018	March 30, 2028
Catherine Xiaozheng Liu	*	December 9, 2019	December 8, 2029
Other individuals as a group	5,446,147	March 31, 2018 to February 15,2020	March 30, 2028 to February 14, 2030

Note:
*	Less than 1% of our total outstanding shares .
C.	Board Practices
Board of Directors
Our board of directors consists of nine directors. Pursuant to our memorandum and articles of association, Tencent has the right to appoint at least one director as long as Tencent holds 20% of our issued share capital on a fully diluted basis. Notwithstanding the foregoing, any holder of a majority of the voting power in us has the right to appoint up to the lowest number of directors that (x) constitutes a majority of the directors and (y) is no less than proportionate to such holder’s voting power in us. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive
directors has a service contract with us that provides for benefits upon termination of service.
Committees of the Board of Directors
We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee
. Our audit committee consists of Mr. Hongqiang Zhao and Mr. Xiaopeng He. Mr. Hongqiang Zhao is the chairman of our audit committee. We have determined that Mr. Hongqiang Zhao and Mr. Xiaopeng He satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule
10A-3
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
Compensation Committee
. Our compensation committee consists of Mr. Hongqiang Zhao and Mr. Xiaopeng He. Mr. Xiaopeng He is the chairman of our compensation committee. We have determined that Mr. Hongqiang Zhao and Mr. Xiaopeng He satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
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
Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of Mr. Hongqiang Zhao, Mr. Xiaopeng He and Mr. Rongjie Dong. Mr. Hongqiang Zhao is the chairperson of our nominating and corporate governance committee. Mr. Hongqiang Zhao and Mr. Xiaopeng He satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:
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

Terms of Directors and Officers
Tencent has the right to appoint at least one director as long as Tencent holds 20% of our issued share capital on a fully diluted basis. Notwithstanding the foregoing, any holder of a majority of the voting power in us should have the right to appoint up to the lowest number of directors that (x) constitutes a majority of the directors and (y) is no less than proportionate to such holder’s voting power in us. Subject to the foregoing, our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office (unless otherwise specified in a written agreement between the Company and the relevant director) and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director appointed by Tencent or a holder of a majority of the voting power in us may be removed from the board, either for or without cause, only upon the vote or written consent of Tencent or the relevant holder of a majority of the voting power in us then entitled to appoint such director pursuant to our memorandum and articles of association. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provision of our memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.
D.	Employees

We had 1,864 employees as of December 31, 2019. As of December 31, 2019, 81.0%, 11.6% and 7.4% of our employees were located in Guangzhou, Zhuhai and other cities, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2019.

	As of December 31, 2019
	Number	%
Customer services and operations	672	36.1
Research and development	860	46.1
Sales and marketing	147	7.9
General and administrative	185	9.9

Total	1,864	100.0

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A and Class B ordinary shares as of April 3, 2020:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 219,492,635 ordinary shares outstanding as of April 3, 2020, comprising of 67,135,314 Class A ordinary shares (excluding 3,904,423 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan) and 152,357,321 Class B ordinary shares.
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

	Ordinary Shares Beneficially Owned
	Class A ordinary Shares(†)	Class B ordinary Shares(††)	Total ordinary shares on an as-converted basis	% of total ordinary shares on an as converted basis	% of aggregate voting power (†††)
Directors and Executive Officers:**
Lingdong Huang	—	—	—	—	—
Rongjie Dong (1)	8,231,919	2,970,804	11,202,723	5.0	2.0
David Xueling Li (2)	7,885,514	—	7,885,514	3.5	0.1
Zhi Cheng	—	—	—	—	—
Hai Tao Pu (3)	—	—	—	—	—
Guang Xu	—	—	—	—	—
Lei Zheng	—	—	—	—	—
Hongqiang Zhao (4)	—	—	—	—	—
Xiaopeng He (5)	—	—	—	—	—
Catherine Xiaozheng Liu	—	—	—	—	—
Ligao Lai	*	—	*	*	*
All directors and executive officers as a group	17,193,433	2,970,804	20,164,237	8.9	2.1
Principal Shareholders:
Tencent Holdings Limited (6)	—	81,012,054	81,012,054	36.9	50.9
JOYY (7)	—	68,374,463	68,374,463	31.2	43.0
Capital Research and Management Company (8)	12,340,227	—	12,340,227	5.6	0.8

Notes:
*	Less than 1% of total outstanding ordinary shares.

**	Except for Mr. Lingdong Huang, Mr. Zhi Cheng, Mr. Guang Xu and Mr. Lei Zheng, and as indicated otherwise below, the business address for our directors and executive officers listed in the table is Building A3,
E-Park,
280 Hanxi Road, Panyu District, Guangzhou 511446, the People’s Republic of China. The business address of Mr. Lingdong Huang, Mr. Zhi Cheng, Mr. Guang Xu and Mr. Lei Zheng is Building C, Kexing Science Park, Nanshan District, Shenzhen, the People’s Republic of China.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days of April 3, 2020, by the sum of the total number of Class A ordinary shares outstanding as of April 3, 2020 and the number of Class A ordinary shares underlying the options held by such person or group that are exercisable within 60 days of April 3, 2020.

††	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group, including Class B ordinary shares that such person or group has the right to acquire within 60 days of April 3, 2020, by the sum of the total number of Class B ordinary shares outstanding as of April 3, 2020 and the number of Class B ordinary shares underlying the options held by such person or group that are exercisable within 60 days of April 3, 2020.

†††
For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, including Class A and Class B ordinary shares that such person or group has the right to acquire within 60 days of April 3, 2020, with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share
basis.

(1)	Represents (i) 2,220,804 Class B ordinary shares directly held by All Worth Limited, a British Virgin Islands company controlled by Mr. Rongjie Dong, and (ii) 750,000 Class B ordinary shares directly held by Oriental Luck International Limited, a British Virgin Islands company wholly owned by a family trust controlled by Mr. Rongjie Dong, and (iii) 6,247,700 Class A ordinary shares issuable upon the vesting of the restricted shares units and the exercise of the options within 60 days after April 3, 2020 held by Mr. Rongjie Dong, and (iv) 1,984,219 Class A ordinary shares in the form of ADSs held by All Worth Limited. The registered offices of All Worth Limited and Oriental Luck International Limited are both Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	Represents (i) 223,526 Class A ordinary shares directly held by Rosy Bay Limited, a British Virgin Islands company controlled by Mr. David Xueling Li, (ii) 1,411,765 Class A ordinary shares directly held by New Wales Holdings Limited, a British Virgin Islands company wholly owned by Mr. David Xueling Li, (iii) 367,870 Class A ordinary shares directly held by Savvy Direction Limited, a British Virgin Islands company controlled by Mr. David Xueling Li, and (iv) 5,882,353 Class A ordinary shares issuable upon the exercise of options within 60 days after April 3, 2020 held by Mr. David Xueling Li. The registered offices of Rosy Bay Limited, New Wales Holdings Limited, Legend Rank Ventures Limited and Savvy Direction Limited are Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The business address of Mr. David Xueling Li is Building
B-1,
North Block of Wanda Plaza, No. 79 Wanbo 2nd Road, Panyu District, Guangzhou, 511442, the People’s Republic of China.

(3)	The business address of Mr. Hai Tao Pu is 29/F, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.

(4)	The business address of Mr. Hongqiang Zhao is No. 10 Furong Street, Chaoyang District, Beijing, the People’s Republic of China.

(5)	The business address of Mr. Xiaopeng He is No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, the People’s Republic of China.

(6)	Represents 81,012,054 Class B ordinary shares directly held by Linen Investment Limited, as reported in a Schedule 13D jointly filed by Tencent Holdings Limited and Linen Investment Limited on April 10, 2020. Tencent Holdings Limited is a Cayman Islands company. Linen Investment Limited is a British Virgin Islands company and a direct wholly owned subsidiary of Tencent Holdings Limited. The principal business address of each of Tencent Holdings Limited and Linen Investment Limited is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(7)	Represents 68,374,463 Class B ordinary shares directly held by JOYY Inc., as reported in a Schedule 13G amendment filed by JOYY Inc. on April 10, 2020. JOYY Inc. is a Cayman Islands company. The principal business address of JOYY Inc. is Building B-1, North Block of Wanda Plaza, No. 79 Wanbo 2nd Road, Nancun Town, Panyu District, Guangzhou 511442, the People’s Republic of China.

(8)	Represents (i) 7,746,520 Class A ordinary shares held by Capital World Investors, as reported in a Schedule 13G amendment filed by Capital World Investors on February 14, 2020 and (ii) 4,593,707 Class A ordinary shares held by Capital International Investors, as reported in a Schedule 13G filed by Capital International Investors on February 14, 2020. Capital World Investors and Capital International Investors are divisions of Capital Research and Management Company. The principal business office of Capital World Investors is located at 333 South Hope Street Los Angeles, CA 90071. The principal business office of Capital International Investors is located at 11100 Santa Monica Boulevard 16th Floor Los Angeles, CA 90025.

To our knowledge, as of April 3, 2020, a total of 65,132,153 Class A ordinary shares are held by one record holder in the United States, representing approximately 29.7% of our total outstanding shares on an as-converted
basis. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which holds 65,132,153 Class A ordinary shares, representing 29.7% of our total outstanding shares on an as-converted
basis. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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
Agreements and Transactions with Tencent
In 2019, we (i) received operation support services from Tencent in the amount of RMB219.4 million (US$31.5 million), (ii) purchased copyrights for live streaming from Tencent in the amount of RMB123.2 million (US$17.7 million), (iii) made payment on behalf of Tencent in the amount of RMB16.1 million (US$2.3 million), (iv) received market promotion services from Tencent in the amount of RMB12.8 million (US$1.8 million), (v) generated advertising revenue from Tencent in the amount of RMB8.0 million (US$1.2 million), (vi) had cash collected by Tencent as a game operator for us in the amount of RMB1.8 million (US$0.3 million) and (vii) shared online games revenue to Tencent as a game operator in the amount of RMB1.0 million (US$0.1 million). On April 3, 2020, Linen Investment Limited, a wholly-owned subsidiary of Tencent, executed a written acknowledgment to join certain registration rights agreement entered into and between JOYY and us, thereby obtaining the rights and obligations of JOYY in proportion to its holding of the 16,523,819 Class B ordinary shares of us that it had acquired from JOYY as if it had executed the registration rights agreement. For more information on the registration rights agreement, see “—Agreements and Transactions with JOYY—Registration rights agreement.”
In 2018, we (i) received operation support services from Tencent in the amount of RMB106.5 million, (ii) purchased copyrights for live streaming from Tencent in the amount of RMB88.1 million, (iii) generated advertising revenue from Tencent in the amount of RMB14.3 million, and (iv) received market promotion services from Tencent in the amount of RMB2.2 million.
Agreements and Transactions with JOYY
Services arrangement
. Before the completion of our
carve-out,
our business was operated under JOYY. In January 2017, Guangzhou Huya and JOYY entered into a series of services agreements, under which JOYY agreed to provide certain services to Guangzhou Huya directly related to our business, including resource, cash collection from users as a payment channel for us and purchase of services on behalf of us. The agreements are effective for the year of 2017 and have been renewed for the years of 2018 and 2019, and could be renewed once per year upon mutual agreement between Guangzhou Huya and JOYY. In relation to such services, the arrangements between JOYY and us in 2017 included JOYY’s resource support amounting to RMB151.2 million, its purchase of services amounting to RMB155.2 million and its cash collection amounting to RMB2,352.5 million. In relation to such services, the arrangements between JOYY and us in 2018 included JOYY’s resource support amounting to RMB44.5 million, its purchase of services amounting to RMB37.4 million and its cash collection amounting to RMB4,081.7 million. In relation to such services, the arrangements between JOYY and us in 2019 included JOYY’s resource support amounting to RMB17.5 million (US$2.5 million), its purchase of services amounting to RMB22.6 million (US$3.2 million) and its cash collection amounting to RMB1,362.5 million (US$195.7 million).

Online advertising arrangement
. In addition, we entered into an online advertising and marketing framework agreement with Guangzhou Huaduo in January 2017 and other online advertising and marketing agreements in our ordinary course of business. In 2017 and 2018, revenues derived from advertising services provided to JOYY amounted to RMB0.5 million and RMB2.0 million, respectively. The agreement had been renewed, and had expired on December 31, 2018.
Intellectual Property
. After our
carve-out,
we also obtained an exclusive and royalty-free license from Guangzhou Huaduo to use 39 patents, 8 of which are under application, through the respective terms of such patents or, in the case of patent applications, through the respective application periods and terms of the patents once granted.
Non-compete agreement
. On March 8, 2018, JOYY and we, through our respective PRC affiliated entities, entered into a non-compete
agreement. Pursuant to this
non-compete
agreement, JOYY agrees not to compete with us in certain areas of our core business, for a term of four years from the date of this non-compete
agreement.
Business cooperation agreement
. On March 8, 2018, JOYY and we, through our respective PRC affiliated entities, entered into a business cooperation agreement. This business cooperation agreement sets out terms of our future cooperation in the areas including payment settlement, IT system licensing and broadcaster resources. The business cooperation agreement has a term of five years from January 1, 2018 to December 31, 2022, subject to automatic renewal of another year until terminated.
Registration rights agreement.
On April 3, 2020, JOYY and we entered into a registration rights agreement. Under the agreement, we have granted JOYY certain registration rights, including:
•
Demand registration rights.
So long as JOYY holds 25% or more of the voting power of our outstanding shares, it has the right to request us effect a registration for their shares. We are not obligated to effect more than two demand registrations that have been declared and ordered effective.
•
Form F-3 registration rights.
If we qualify for registration on Form
F-3,
JOYY may request us to file a registration statement on Form
F-3.
We are not obligated to effect more than six registration statements on Form
F-3
that have been declared and ordered effective.
•
Piggyback registration rights.
If we propose to file a registration statement for a public offering of our securities, we must afford JOYY an opportunity to participate in that offering. We have the right to terminate or withdraw any registration initiated by us under the piggyback registration rights prior to the effectiveness of such registration.
Furthermore, in 2019, we (i) had repayment from JOYY in relation to the payment on behalf of Huya’s employees in the amount of RMB15.3 million (US$2.2 million), (ii) had purchase of property and equipment from JOYY in the amount of RMB0.3 million (US$0.04 million), and (iii) made payment on behalf of JOYY in the amount of RMB0.2 million (US$0.03 million).
In 2018, we (i) had cash received in connection with purchasing short-term deposits together with JOYY in the amount of RMB7.1 million, (ii) had purchase of property and equipment, primarily in the form of servers, from JOYY in relation to the carve-out, in the amount of RMB6.4 million, (iii) had repayment from JOYY in relation to the payment on behalf of Huya’s employees in the amount of RMB1.2 million, and (iv) made payment on behalf of JOYY in the amount of RMB0.2 million.
Prior to the completion of our
carve-out
from JOYY, certain of our employees were granted awards under the 2011 share incentive scheme of JOYY. The share-based compensation expenses arising from such grants were allocated to us and recognized as share-based compensation expenses. In 2017, 2018 and 2019, such share-based compensation expenses related to JOYY’s share-based awards amounted to RMB10.5 million, RMB5.8 million and RMB2.0 million (US$0.3 million), respectively.

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
Tencent’s Right to Purchase Additional Shares
Within a period commencing on March 8, 2020 and ending on March 8, 2021, so long as Tencent holds a number of our shares on an as-converted
basis no less than 95% of the shares that it acquired on March 8, 2018, Tencent will have exclusive right to purchase such number of our shares from us and/or from JOYY at the then fair market value of our shares, so that Tencent’s total voting power in us will reach 50.1% on an as-converted
and fully-diluted basis immediately upon the completion of such purchase. On April 3, 2020, through its wholly-owned subsidiary Linen Investment Limited, Tencent exercised the option to acquire 16,523,819 Class B ordinary shares for an aggregate purchase price of US$262.6 million in cash from JOYY.
We have also agreed with Tencent, JOYY, All Worth Limited and Oriental Luck International Limited that for so long as Tencent and its affiliates hold 95% of the series B preferred shares (on an as-converted
basis) that Tencent acquired on March 8, 2018, Tencent has a veto right on any proposed transaction that would constitute a deemed liquidation event (as defined in the shareholders agreement) with, issuance and sale of any equity securities of our group companies, and sale by JOYY, All Worth Limited and/or Oriental Luck International Limited of any equity securities of our group companies to, certain designated persons in privately negotiated transactions.

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

The following are summaries of material provisions of our currently effective third amended and restated memorandum and articles of association, as well as the Companies Law (2020 Revision) insofar as they relate to the material terms of our ordinary shares.

We will hold an extraordinary general meeting of shareholders on May 15, 2020 for the Company’s shareholders to consider, and if thought fit, approving the fourth amended and restated memorandum and articles of association of the Company.
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
Variations of Rights of Shares
The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by, inter alia
, the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.
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
Inspection of Books and Records
Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association).
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

Subject to the above, the directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board and our shareholders may also appoint any person to be a director by way of ordinary resolution.
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
Register of Members
Under the Companies Law, we must keep a register of members and there should be entered therein:
•	the names and addresses of the members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;
•	the date on which the name of any person was entered on the register as a member; and
•	the date on which any person ceased to be a member.
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
Differences in Corporate Law
The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the comparable provisions of the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements
. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman
Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a statement of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors (representing 75% by value) with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder or creditor has the right to express to the court the view that the transaction ought not to be approved, the court would nevertheless be likely to approve the arrangement if it determines that:
•	the statutory provisions as to the required majority vote have been met;
•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.
The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month
period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits
. In principle, we will normally be the proper plaintiff and as a general rule, a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, our company to challenge:
•	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders,
•	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and
•	an act which requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained.
Indemnification of Directors and Executive Officers and Limitation of Liability
. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association require us to indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in their capacities as such unless such actions, proceedings, costs, charges, expenses, losses, damages or liabilities arise from dishonesty, willful default or fraud of such director or officer. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Anti-Takeover Provisions in the Memorandum and Articles of Association
. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Directors’ Fiduciary Duties
. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes duties to the company including the following—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care and the test in the Cayman Islands against which that duty is measured is both objective and subjective.
Shareholder Proposals
. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association allow our shareholders holding not less than one-third
of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition a shareholder’s meeting, in which case our directors shall convene an extraordinary general meeting. Other than this right to requisition a shareholders’ meeting, our Memorandum and Articles of Association do not provide our shareholders other right to put proposal before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting
. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our current articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors.
Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our Memorandum and Articles of Association.

Transactions with Interested Shareholders
. The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered
bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding Up
. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our Memorandum and Articles of Association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders, or by an ordinary resolution on the basis that our company is unable to pay its debts as they fall due.
Variation of Rights of Shares
. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds
of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.
Amendment of Governing Documents
. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders
. There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident
or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.
Exempted Company
. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:
•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
•	an exempted company’s register of members is not required to be open to inspection;
•	an exempted company does not have to hold an annual general meeting;
•	an exempted company may issue no par value shares;
•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	an exempted company may register as a limited duration company; and
•	an exempted company may register as a segregated portfolio company.
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
Passive Foreign Investment Company Considerations
A
non-United
States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible to cash are categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.
Although the law in this regard is unclear, we treat Guangzhou Huya (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of Guangzhou Huya (including its subsidiaries) for United States federal income tax purposes, we may be treated as a PFIC. Assuming that we are the owner of Guangzhou Huya (including its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2019, and we do not expect to be a PFIC for the current taxable year or the foreseeable future.
While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our assets, including goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time-to-time,
which may be volatile). Recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.
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
A
non-United
States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs have been approved for listingare listed on the NYSE, which is an established securities market in the United States, so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States. Since we do not expect that our ordinary shares will beare not listed on established securities markets in the United States, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. We believe that our ADSs will be readily tradable, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United
States-PRC
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
As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market
election with respect to such stock. The
mark-to-market
election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ADSs are listed on the NYSE, which is a national securities exchange that is registered with the SEC. Consequently, if our ADSs continue to be listed on the NYSE and are being regularly traded, we expect that the mark-to-market
election would be available to a U.S. holder that holds our ADSs were we to be or become a PFIC, but no assurances may be given in this regard. If a mark-to-market
election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market
election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market
election. If a U.S. holder makes an effective
mark-to-market
election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market
election. If a U.S. holder makes a
mark-to-market
election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. It should also be noted that only the ADSs and not the ordinary shares are listed on the NYSE. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market
election if we are or were to become a PFIC.

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

We will post this annual report on our website
http://ir.huya.com
. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.
I.	Subsidiary Information

Not applicable.
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign Exchange Risk
Our revenues and expenses are generally denominated in RMB. We do not believe that we currently have significant foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.
Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.
As of December 31, 2019, we had U.S. dollar-denominated cash and cash equivalents, short-term deposits and short-term investments of US$88.7 million and US$895.0 million and US$1.2 million, respectively. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2019 would result in a decrease of RMB61.8 million in cash and cash equivalents and RMB623.1 million in short-term deposits and RMB0.8 million in short-term investments. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2019 would result in an increase of RMB61.8 million in cash and cash equivalents and RMB623.1 million in short-term deposits and RMB0.8 million in short-term investments.
Interest Rate Risk
Our exposure to interest rate risk primarily relates to Interest and short-term investments income, which consists of interest earned on bank deposits, short-term wealth management products and money market funds with maturities of less than one year.
We generated interest and short-term investment income of RMB14.0 million, RMB156.5 million and RMB304.5 million (US$43.7 million) in 2017, 2018 and 2019, respectively. We had cash and cash equivalents of RMB1,113.2 million (US$159.9 million) and RMB6,743.4 million (US$968.6 million) of short term deposits as of December 31, 2019. Assuming such amount of cash and cash equivalents and short term deposits were held entirely in the form of interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately RMB78.6 million (US$11.3 million). We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.
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
Up to US$0.05 per ADS issued
• Cancelation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS canceled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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

The depositary fees payable upon the issuance and cancelation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancelation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.
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
Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2019, we did not record any cash received from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.
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
 F-1,
as amended (File number:
333-224202)
in relation to the initial public offering of 17,250,000 ADSs (reflecting the full exercise of the over-allotment option by the underwriters to purchase an additional 2,250,000 ADSs) representing 17,250,000 of our Class A ordinary shares, at a public offering price of US$12.00 per ADS. The registration statement was declared effective by the SEC on May 10, 2018. Our initial public offering closed in May 2018. Credit Suisse Security (USA) LLC, Goldman Sachs (Asia) L.L.C. and UBS Securities LLC were the representatives of the underwriters for our initial public offering. The aggregate price of the offering amount registered and sold, including the amount registered and sold for exercise of over-allotment option, were US$207.0 million.

We received net proceeds of US$190.1 million from our initial public offering in May 2018 and exercise of over-allotment option. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our offering totaled US$16.9 million, which included US$14.5 million for underwriting discounts and commissions and US$2.4 million for other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.
In 2019, we used approximately US$71.8 million of the net proceeds from our initial public offering to invest in overseas expansion and for general corporate purpose. We intend to use the remaining proceeds from our initial public offering to expand and enhance our service offerings, and strengthen our technologies and support overseas expansion, and use the balance of the proceeds for working capital and other general corporate purpose. We may also use a portion of the net proceeds for investing in, or acquiring, complementary businesses, products, services or technologies, although we have not identified any near-term investment or acquisition targets.
The following “Use of Proceeds” information relates to the Registration Statement on Form
 F-1,
as amended (File number:
333-230706)
in relation to the public offering of 18,400,000 ADSs representing 18,400,000 of our Class A ordinary shares (including 13,600,000 ADSs sold by us and 4,800,000 ADSs sold by the selling shareholder), at a public offering price of US$24.00 per ADS. The registration statement was declared effective by the SEC on April 9, 2019. Our public offering closed in April 2019. Credit Suisse Security (USA) LLC, Goldman Sachs (Asia) L.L.C., Citigroup Global Markets Inc. and Jefferies LLC were the representatives of the underwriters for our public offering. The aggregate price of the offering amount registered and sold by us were US$326.4 million.
We received net proceeds of US$313.8 million from our public offering in April 2019. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our offering totaled US$12.5 million, which included US$11.4 million for underwriting discounts and commissions and US$1.1 million for other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.
In 2019, we did not use any of the net proceeds from the public offering in April 2019. We intend to use the proceeds from the public offering to expand content genres, improve content quality, strengthen technologies and products, support overseas expansion, and expand and enhance product and service offerings, and use the balance of the proceeds for working capital and other general corporate purpose.
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
Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
 13a-15(f)
 and
15d-15(f)
 under the Securities Exchange Act of 1934, as amended.
Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019.
Attestation Report of the Independent Registered Public Accounting Firm
Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2019, as stated in its report, which appears on page
 F-
2 of this annual report on Form
 20-F.
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

	2018	2019
	RMB	RMB
	(in thousands)
Audit fees (1)	9,728	8,797
Tax fees (2)	544	—

Notes:
(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements and fees for assurance services rendered in connection with our public offering.

(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

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

None
ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.
ITEM 16.G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the NYSE, we are subject to the NYSE Listed Company Manual corporate governance listing standards. We are a “controlled company” as defined under the NYSE Listed Company Manual because Tencent beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:
•	an exemption from the rule that a majority of our board of directors must be independent directors; and

•	the requirement that the nominating committee be composed entirely of independent directors.

Our board of directors is not composed of a majority of independent directors. Furthermore, not all members of our nominating and corporate governance committee are independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

The NYSE Listed Company Manual permits a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE Listed Company Manual. We follow home country practice and have a two-member
audit committee, in lieu of the requirement of NYSE Listed Company Manual Section 303A.07 to have an audit committee with at least three members.
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

2.5*	Description of Securities

Exhibit Number	Description of Document

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

4.10
Series B-2 Preferred Share Subscription Agreement among HUYA Inc., Huya Limited, Guangzhou Huya, Huya Technology, JOYY, Mr. Rongjie Dong and his affiliates, and Linen Investment Limited dated March 8, 2018 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.11
English translation of Non-Compete Agreement between Guangzhou Huaduo and Guangzhou Huya dated March 8, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.12
English translation of Business Cooperation Agreement between Guangzhou Huaduo and Guangzhou Huya dated March 8, 2018 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.13
English translation of Business Cooperation Agreement between Shenzhen Tencent Computer Systems Company Ltd. and Guangzhou Huya dated February 5, 2018 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.14*	Registration Rights Agreement by and between HUYA Inc. and JOYY Inc. dated April 3, 2020.

4.15*	Written Acknowledgment to Registration Rights Agreement executed by Linen Investment Limited dated April 3, 2020.

8.1*	Principal Subsidiaries and Variable Interest Entity of the Registrant

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description of Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.

**	Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUYA Inc.

By: /s/ Rongjie Dong
Name: Rongjie Dong
Title: Chief Executive Officer

Date: April 27, 2020

HUYA INC.

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of HUYA Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of HUYA Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive (loss) income, changes in shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in
Internal
Control - Integrated Framework
(2013) issued by the COSO.
Basis for Opinion
s
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit
Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition — identification of distinct performance obligations and estimate of standalone selling price
As described in Note 2(o) to the consolidated financial statements, the Company’s sources of revenue include live streaming and others. The Company’s consolidated revenues were RMB8,375 million for the year ended December 31, 2019, of which RMB7,976 million were revenues from live streaming. Management identifies multiple distinct performance obligations in certain contracts of its live streaming business. Customers receive a series of services, virtual items and virtual rights by entering into these contracts with the Company. Management determines the distinct performance obligations and transaction price of each identified distinct performance obligation and recognizes revenue upon transfer of control of the promised services in an amount that reflects the consideration the Company expects to receive in exchange for those services. Management exercises significant judgment in determining the distinct performance obligations and transaction price which is dependent on the contractual terms for each type of contract with multiple distinct performance obligations.
The principal considerations for our determination that performing procedures relating to the identification of performance obligations and contracts with multiple performance obligations is a critical audit matter are that there was significant judgment by management in identifying the distinct performance obligations and estimating the standalone selling price of each distinct performance obligation due to the complexity of the contracts. Certain services are provided to customers over time and have the same pattern of transfer to customers. Management exercises judgement in determining the number of distinct performance obligations by accounting for services that have the same pattern of transfer to customers as a single performance obligation. Certain distinct performance obligations are not separately sold by the Company. Management exercises judgement in determining the standalone selling price of these distinct performance obligations. This in turn led to significant auditor judgment and effort in performing procedures and in evaluating management’s significant judgment in determining whether the distinct performance obligations were appropriately identified and whether the standalone selling price of each distinct performance obligation was appropriately estimated.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including identification of distinct performance obligations and estimate of standalone selling prices used to allocate transaction price to distinct performance obligations in its contracts with customers. These procedures also included, among others, on a test basis: (i) testing the completeness and accuracy of management’s identification of the distinct performance obligations by evaluating customer arrangements, (ii) testing management’s process for estimating standalone selling price which included testing the completeness and accuracy of input data used and evaluating the reasonableness of significant assumptions used by management, principally including market and pricing conditions and other observable inputs such as historical pricing practices and (iii) testing management’s process for determining the appropriate amount of revenue recognition based on the performance obligations identified in relevant contracts.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Guangzhou, the People’s Republic of China
April 27, 2020
We have served as the Company’s auditor since
2017.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2018 AND 2019
(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
			(Note 2(e))
Assets
Current assets
Cash and cash equivalents	709,019	1,113,193	159,900
Restricted cash	—	1,392	200
Short-term deposits	4,983,825	6,743,445	968,635
Short-term investments	300,162	2,219,531	318,816
Accounts receivable, net	43,849	61,708	8,864
Amounts due from related parties	238,839	51,936	7,460
Prepayments and other current assets	319,493	400,615	57,545

Total current assets	6,595,187	10,591,820	1,521,420

Non-current assets
Deferred tax assets	30,945	45,816	6,581
Investments	219,827	379,424	54,501
Property and equipment, net	87,419	96,686	13,888
Intangible assets, net	51,979	45,085	6,476
Right-of-use assets, net	—	102,824	14,770
Prepayments and other non-current assets	120,830	104,895	15,067

Total non-current assets	511,000	774,730	111,283

Total assets	7,106,187	11,366,550	1,632,703

Liabilities and shareholders’ equity
Current liabilities
Accounts payable (including amounts of the consolidated variable interest entity and its subsidiaries (“VIEs”) without recourse to the Company of RMB9,221 and RMB 1,057 as of December 31, 2018 and 2019, respectively)	9,221	3,725	535
Deferred revenue (including amounts of the consolidated VIEs without recourse to the Company of RMB469,378 and RM B 791,394 as of December 31, 2018 and 2019, respectively)	469,378	795,005	114,195
Advances from customers (including amounts of the consolidated VIEs without recourse to the Company of RMB14,403 and RMB 50,961 as of December 31, 2018 and 2019, respectively)	14,403	50,961	7,320
Income taxes payable (including amounts of the consolidated VIEs without recourse to the Company of nil and RMB20,397 as of December 31, 2018 and 2019, respectively)	—	26,051	3,742
Accrued liabilities and other current liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB786,612 and RMB 989,274 as of December 31, 2018 and 2019, respectively)	852,771	1,460,025	209,721
Amounts due to related parties (including amounts of the consolidated VIEs without recourse to the Company of RMB31,722 and RMB 77,169 as of December 31, 2018 and 2019, respectively)	34,673	79,032	11,352
Lease liabilities due within one year (including amounts of the consolidated VIEs without recourse to the Company of nil and RMB5,418 as of December 31, 2018 and 2019, respectively)	—	31,878	4,579

Total current liabilities	1,380,446	2,446,677	351,444

Non-current liabilities
Lease liabilities (including amounts of the consolidated VIEs without recourse to the Company of nil and RMB4,800 as of December 31, 2018 and 2019, respectively)	—	70,110	10,071
Deferred revenue (including amounts of the consolidated VIEs without recourse to the Company of RMB80,734 and R MB 164,913 as of December 31, 2018 and 2019, respectively)	80,734	164,913	23,688

Total non-current liabilities	80,734	235,023	33,759

Total liabilities	1,461,180	2,681,700	385,203

Commitments and contingencies (Note 26)

F -
5

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2018 AND 2019 (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	201 8	2019	2019
	RMB	RMB	US$
			(Note 2(e))
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 and 750,000,000 shares authorized, 44,639,737 and 67,101,314 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	29	44	6
Class B ordinary shares (US$0.0001 par value; 200,000,000 and 200,000,000 shares authorized, 159,157,321 and 152,357,321 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	104	100	14
Additional paid-in capital	7,667,855	10,081,946	1,448,181
Statutory reserves	34,634	64,679	9,291
Accumulated deficit	(2,424,182)	(1,986,054)	(285,279)
Accumulated other comprehensive income	366,567	524,135	75,287
Total shareholders’ equity	5,645,007	8,684,850	1,247,500
Total liabilities and shareholders’ equity	7,106,187	11,366,550	1,632,703

The accompanying notes are an integral part of these consolidated financial statements.
F -
6

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note 2(e))
Net revenues
Live streaming	2,069,536	4,442,845	7,976,214	1,145,711
Advertising and others (including transactions with related parties of RMB468, RMB16,300 and RMB11,498 for the years ended December 31, 2017, 2018 and 2019, respectively)	115,280	220,595	398,287	57,210

Total net revenues	2,184,816	4,663,440	8,374,501	1,202,921

Cost of revenues (1) (including transactions with related parties of RMB259,244, RMB266,852 and RMB380,219 for the years ended December 31, 2017, 2018 and 2019, respectively)	(1,929,864)	(3,933,647)	(6,892,579)	(990,057)

Gross P rofit	254,952	729,793	1,481,922	212,864

Operating expenses (1)
Research and development expenses (including transactions with Parent Company of RMB45,563, RMB10,042 and RMB5,720 for the years ended December 31, 2017, 2018 a nd 2019, respectively)	(170,160)	(265,152)	(508,714)	(73,072)
Sales and marketing expenses (including transactions with related parties of RMB6,639, RMB4,038 and RMB13,350 for the years ended December 31, 2017, 2018 and 2019, respectively)	(87,292)	(189,207)	(438,396)	(62,972)
General and administrative expenses (including transactions with Parent Company of RMB16,503, RMB3,080 and RMB1,058 for the years ended December 31, 2017, 2018 and 2019, respectively)	(101,995)	(287,710)	(352,824)	(50,680)

Total operating expenses	(359,447)	(742,069)	(1,299,934)	(186,724)

Other income	9,629	38,938	79,390	11,404

Operating (loss) income	(94,866)	26,662	261,378	37,544

Interest and short-term investments income	14,049	156,549	304,491	43,737
Fair value loss on derivative liabilities	—	(2,285,223)	—	—
Foreign currency exchange gains, net	—	51	1,157	166

(Loss) income before income tax benefits (expenses)	(80,817)	(2,101,961)	567,026	81,447

Income tax benefits (expenses)	—	50,943	(96,078)	(13,801)

(Loss) income before share of (loss) income in equity method investments, net of income taxes	(80,817)	(2,051,018)	470,948	67,646

Share of (loss) income in equity method investments, net of income taxes	(151)	113,329	(2,775)	(399)

Net (loss) income attributable to HUYA Inc.	(80,968)	(1,937,689)	468,173	67,247

Accretion to Series A redeemable convertible preferred shares (“Preferred Shares”)	(19,842)	(71,628)	—	—
Deemed dividend to Series A Preferred Shareholders	—	(496,995)	—	—

Net (loss) income attributable to ordinary shareholders	(100,810)	(2,506,312)	468,173	67,247

Net (loss) income	(80,968)	(1,937,689)	468,173	67,247

Other comprehensive income:
Foreign currency translation adjustments, net of nil tax	308	366,259	157,568	22,633

Total comprehensive ( loss ) income attributable to HUYA Inc.	(80,660)	(1,571,430)	625,741	89,880

F -
7

CONSOLIDATED STATEMENTS OF COMPREHENSIVE
(LOSS
)
INCOME
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note 2(e))
Net (loss) income per ADS*
—Basic	(1.01)	(15.02)	2.18	0.31
—Diluted	(1.01)	(15.02)	2.02	0.29
Weighted average number of ADSs used in calculating net (loss) income per ADS
—Basic	100,000,000	166,828,435	214,811,862	214,811,862
—Diluted	100,000,000	166,828,435	232,024,961	232,024,961

Net (loss) income per ordinary share*
—Basic	(1.01)	(15.02)	2.18	0.31
—Diluted	(1.01)	(15.02)	2.02	0.29
Weighted average number of ordinary shares used in calculating net (loss) income per ordinary share
—Basic	100,000,000	166,828,435	214,811,862	214,811,862
—Diluted	100,000,000	166,828,435	232,024,961	232,024,961

*	Each ADS represents one Class A ordinary share.

(1) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
				(Note 2(e))
Cost of revenues	2,877	10,472	31,593	4,538
Research and development expenses	9,174	30,643	86,296	12,396
Sales and marketing expenses	791	1,832	5,919	850
General and administrative expenses	27,266	183,748	157,936	22,686

The accompanying notes are an integral part of these consolidated financial statements.
F -
8

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Parent Company	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	deficit	deficit	income	(deficit) equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2017	—	—	—	—	—	(164,387)	—	—	(164,387)
Net increase in Parent Company investment	—	—	—	—	—	164,913	—	—	164,913
Consummation of the c arve-out	—	—	—	—	526	(526)	—	—	—
Capital contribution from VIE of JO YY	—	—	—	—	100,000	—	—	—	100,000
Deemed contribution from JO YY	—	—	—	—	20,000	—	—	—	20,000
Issuance of ordinary shares	992,456	1	99,007,544	66	—	—	—	—	67
Share-based compensation related to JO YY’s Share-based Awards	—	—	—	—	10,465	—	—	—	10,465
Share-based compensation related to Huya Share-based Awards	—	—	—	—	19,473	—	—	—	19,473
Share-based compensation related to the Chief Executive Officer’s (“CEO’s”) Awards	—	—	—	—	10,170	—	—	—	10,170
Accretion to Series A Preferred Shares redemption value	—	—	—	—	(19,842)	—	—	—	(19,842)
Net loss	—	—	—	—	—	—	(80,968)	—	(80,968)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	308	308

Balance at December 31, 2017	992,456	1	99,007,544	66	140,792	—	(80,968)	308	60,199

F -
9

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)
EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance a t December 31, 2017	992,456	1	99,007,544	66	140,792	—	(80,968)	308	60,199
Share-based compensation related to J O YY’s Share-based Awards	—	—	—	—	5,833	—	—	—	5,833
Share-based compensation related to Huya Share-based Awards	—	—	—	—	220,862	—	—	—	220,862
Class B ordinary shares converted to Class A ordinary shares resulted from the transfer of such shares from JO YY to other investors	8,750,223	6	(8,750,223)	(6)	—	—	—	—	—
Accretion to Series A Preferred Shares redemption value prior to the extinguishment	—	—	—	—	(7,078)	—	—	—	(7,078)
Accretion to Series A Preferred Shares redemption value post the extinguishment	—	—	—	—	(6,274)	—	(4,165)	—	(10,439)
Accretion to Series B-2 Preferred Shares redemption value	—	—	—	—	(32,526)	—	(21,585)	—	(54,111)
Deemed dividend to Series A Preferred Shareholders	—	—	—	—	(151,854)	—	(345,141)	—	(496,995)
Issuance of Class A ordinary shares upon the completion of the initial public offering (“IPO”)	17,250,000	11	—	—	1,207,738	—	—	—	1,207,749
Conversion of Series A Preferred Shares to ordinary shares upon the completion of the IPO	17,647,058	11	4,411,765	3	436,485	—	—	—	436,499
Conversion of Series B-2 Preferred Shares to ordinary shares upon the completion of the IPO	—	—	64,488,235	41	2,665,050	—	—	—	2,665,091
Derecognition of derivative liabilities upon conversion	—	—	—	—	3,188,827	—	—	—	3,188,827
Appropriation to statutory reserves	—	—	—	—	—	34,634	(34,634)	—	—
Net loss	—	—	—	—	—	—	(1,937,689)	—	(1,937,689)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	366,259	366,259

Balance at December 31, 2018	44,639,737	29	159,157,321	104	7,667,855	34,634	(2,424,182)	366,567	5,645,007

F -
10

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance a t December 31, 2018	44,639,737	29	159,157,321	104	7,667,855	34,634	(2,424,182)	366,567	5,645,007
Share-based compensation related to J O YY’s Share-based Awards	—	—	—	—	1,996	—	—	—	1,996
Share-based compensation related to Huya Share-based Awards	—	—	—	—	279,748	—	—	—	279,748
Class B ordinary shares converted to Class A ordinary shares	6,800,000	4	(6,800,000)	(4)	—	—	—	—	—
Issuance of Class A ordinary shares upon the completion of the follow-on public offering	13,600,000	9	—	—	2,110,057	—	—	—	2,110,066
Issuance of ordinary shares for exercised share options	2,011,144	2	—	—	32,409	—	—	—	32,411
Issuance of ordinary shares for restricted share units	50,433	—	—	—	—	—	—	—	—
Deemed distribution to JOYY	—	—	—	—	(10,119)	—	—	—	(10,119)
Appropriation to statutory reserves	—	—	—	—	—	30,045	(30,045)	—	—
Net income	—	—	—	—	—	—	468,173	—	468,173
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	157,568	157,568

Balance at December 31, 2019	67,101,314	44	152,357,321	100	10,081,946	64,679	(1,986,054)	524,135	8,684,850

The accompanying notes are an integral part of these consolidated financial statements.
F -
11

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net (loss) income attributable to HUYA Inc.	(80,968)	(1,937,689)	468,173	67,247
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation of property and equipment	6,864	26,818	45,455	6,529
Amortization of acquired intangible assets	804	8,224	17,080	2,453
Amortization of right-of-use assets	—	—	25,229	3,624
Allowance for doubtful accounts	500	632	—	—
Loss (gain) on disposal of property and equipment and other long-term assets	1	5	(1,621)	(233)
Share-based compensation	40,108	226,695	281,744	40,470
Share of loss (income) in equity method investments, net of income taxes	151	(113,329)	2,775	399
Other non-cash expense	20,000	—	—	—
Other non-cash income	—	—	(10,119)	(1,454)
Defe r red income taxes	—	(50,943)	(14,871)	(2,136)
Fair value loss of derivative liabilities	—	2,285,223	—	—
Short-term investments income	—	(2,541)	(21,497)	(3,088)
Foreign currency exchange gains	—	(51)	(1,157)	(166)
Changes in operating assets and liabilities:
Accounts receivable	(27,407)	(14,634)	(17,909)	(2,572)
Prepayments and other assets	(21,396)	(301,697)	(115,353)	(16,570)
Amounts due from related parties	(104,154)	(132,624)	186,903	26,847
Accounts payable	1,097	(3,709)	90	13
Amounts due to related parties	8,239	26,278	44,359	6,372
Deferred revenue	220,224	261,669	409,806	58,865
Lease liabilities	—	—	(23,536)	(3,381)
Advances from customers	3,822	10,441	36,558	5,251
Accrued liabilities and other current liabilities	174,559	428,693	607,254	87,227
Income tax payable	—	—	26,051	3,742

Net cash provided by operating activities	242,444	717,461	1,945,414	279,439

Cash flows from investing activities
Placements of short-term deposits	(1,256,153)	(5,781,911)	(7,166,676)	(1,029,429)
Maturities of short-term deposits	759,497	1,775,811	5,553,758	797,747
Cash paid to purchase short-term deposits together with JOYY	(7,096)	—	—	—
Cash received in connection with purchasing short-term deposits together with JOYY	—	7,096	—	—
Placement of short-term investments	—	(863,753)	(3,706,780)	(532,446)
Maturities of short-term investments	—	566,132	1,808,908	259,833
Purchase of property and equipment	(37,167)	(74,804)	(61,210)	(8,792)
Purchase of intangible assets	(6,208)	(52,583)	(10,186)	(1,463)
Cash paid for long-term investments	(10,450)	(86,200)	(92,944)	(13,351)
Prepayment for long-term investments	—	(67,250)	—	—
Cash received from disposal of an investment	—	10,000	—	—
Cash paid for other non-current assets	(2,000)	—	—	—
Proceeds from disposal of property and equipment	16	10	159	23
Loan to a third party	—	—	(10,000)	(1,436)

Net cash used in investing activities	(559,561)	(4,567,452)	(3,684,971)	(529,314)

F -
12

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$ (Note 2(e))
Cash flows from financing activities
Net increase in Parent Company investment	164,913	—	—	—
Capital injection from VIE of JO YY	100,000	—	—	—
Proceeds from issuance of Series A Preferred Shares	509,535	—	—	—
Proceeds from issuance of Series B-2 Preferred Shares	—	2,919,112	—	—
Net proceeds from issuance of ordinary shares upon IPO	—	1,207,749	—	—
Net proceeds from issuance of ordinary shares upon follow-on public offering	—	—	2,110,715	303,185
Proceeds from exercise of vested share options	—	—	22,936	3,295

Net cash provided by financing activities	774,448	4,126,861	2,133,651	306,480

Net increase in cash and cash equivalents	457,331	276,870	394,094	56,605
Cash and cash equivalents at the beginning of the year	6,187	442,532	709,019	101,844
Effect of exchange rate changes on cash and cash equivalents	(20,986)	(10,383)	11,472	1,651

Cash and cash equivalents at the end of the year	442,532	709,019	1,114,585	160,100

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$ (Note 2(e))
Supplemental disclosure of cash flows information:
- Income tax paid	—	—	84,898	12,195
- Acquisition of property and equipment in form of accounts payable and amounts due to parent company	2,026	9,160	3,574	513
- Non-cash transaction for acquiring an equity investment	—	—	1,500	215
The accompanying notes are an integral part of these consolidated financial statements.
F -
13

NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
1.	Organization and principal activities
(a)	Organization and principal activities
HUYA Inc. (“Huya” or the “Company”) is a subsidiary of JOYY Inc. (the “Parent Company” or “JOYY”, refer to JOYY Inc. or JOYY’s consolidated operating entities, where appropriate) before Linen Investment Limited obtains controlling ownership on April 3, 2020 (Note 27(b)). The Company is a holding company incorporated in Cayman Islands on March 30, 2017 and conducts its business through its subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (“VIEs”, also refer to VIE and its subsidiaries as a whole, where appropriate) (collectively, the “Group”) in the People’s Republic of China (the “PRC”). The Group is principally engaged in operating its own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. The themes of the Group’s platforms are primarily game live streaming and life and entertainment topics beyond games to cater to the users’ growing entertainment demands. In providing these services, the Group has cooperated with talent agencies to assist in broadcaster recruitment, live streaming training and support, promotion strategies development and content management under the Group’s guidance and supervision. The Company generates the majority of its revenue from sales of virtual items in live streaming platforms as well as other services, which substantially consist of advertising and online games-related services. These services are referred to as the “Business”. The Business was founded and operated by JOYY in 2014 and was transfer to Guangzhou Huya Information Technology Co., Ltd. (“Guangzhou Huya”) effective from January 1, 2017 (the “Carve Out”). Subsequently, the Company completed a reorganization on July 10, 2017 (“Reorganization”) and became the ultimate primary beneficiary of Guangzhou Huya through a series of contractual agreements (Note 1(d)).
(b)	Public o ffering
The Company completed its IPO in May 2018, issued and sold a total of
17,250,000 American Depositary shares (“ADSs”)
for a total consideration of US$175.7 million after deducting the underwriting discounts and commissions and offering expenses.
 Upon the completion of the IPO, the Company’s (1) 17,647,058 outstanding Series
A-1
Preferred Shares were converted into Class A ordinary shares, (2) 4,411,765 outstanding Series
A-2
Preferred Shares were converted into Class B ordinary shares, and (3) 64,488,235 outstanding Series
B-2
Preferred Shares were converted into Class B ordinary shares immediately as of the same date.
In April 2019, the Company completed a follow-on public offering, issued and sold 13,600,000 ADSs for a total consideration of US$313.8 million after deducting the underwriting discounts and commissions and offering expenses. JOYY, as a selling shareholder, sold 4,800,000 Huya’s ADSs. These 4,800,000 Class B ordinary shares were converted into Class A ordinary shares automatically.
( c )	Principal subsidiaries and VIEs
As of December 31, 2019, the Company’s principal subsidiaries and VIE are as follows:

Name	Place of incorporation	Date of incorporation	% of direct or indirect economic ownership	Principal activities
Wholly foreign-owned enterprise (“WFOE”)
Huya Limited	Hong Kong	January 4, 2017	100%	Investment holding
Guangzhou Huya Technology Co., Ltd. (“Huya Technology”)	PRC	June 16, 2017	100%	Software development
HUYA PTE. LTD.	Singapore	July 23, 2018	100%	Internet value added services

VIE
Guangzhou Huya Information Technology Co., Ltd.	PRC	August 10, 2016	100%	Internet value added services

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
1.	Organization and principal activities (continued)

( d )	Variable interest entities

VIE agreements amongst Huya Technology, Guangzhou Huya and its nominee shareholders
To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide internet-content, the Group conducts its operations primarily through its principal VIE, Guangzhou Huya, which hold the internet value-added service license and approvals to provide such internet services in the PRC. Contractual arrangements have been entered into among the Company’s wholly owned subsidiary, Huya Technology, and Guangzhou Huya and its nominee shareholders. The Company obtained control over Guangzhou Huya through Huya Technology, which is a wholly owned subsidiary of the Company, by entering into a series of contractual arrangements with Guangzhou Huya and its nominee shareholders. To comply with PRC laws and regulations which prohibit or restrict foreign ownership of internet content, the nominee shareholders are legal owners of an entity. However, the rights of those nominee shareholders have been transferred to Huya Technology through such contractual arrangements. These contractual arrangements include exclusive purchase option agreements, exclusive business cooperation agreements, equity pledge agreements and powers of attorney. These contractual arrangements can be extended at the option of Huya Technology, prior to the expiration date. Management concluded that Huya Technology, through the contractual arrangements, has the power to direct the activities that most significantly impact Guangzhou Huya’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of Guangzhou Huya, and therefore Guangzhou Huya is a VIE of Huya Technology, of which the Company is the ultimate primary beneficiary. Accordingly, the Company consolidates Guangzhou Huya’s results of operations, assets and liabilities in the Group’s consolidated financial statements pursuant to United States Generally Accepted Accounting Principles (“U.S. GAAP”). Refer to Note 2(b) to the consolidated financial statements for the principles of consolidation.
F -
15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
1.	Organization and principal activities (continued)
( d )	Variable interest entities (continued)
VIE agreements amongst Huya Technology, Guangzhou Huya and its nominee shareholders (continued)
The following is a summary of the contractual arrangements entered among Huya Technology, Guangzhou Huya and its nominee shareholders.
•	Exclusive Business Cooperation Agreement
Huya Technology and Guangzhou Huya entered into exclusive business cooperation agreement under which Guangzhou Huya engages Huya Technology as its exclusive provider of technology support, business support and consulting services. Guangzhou Huya shall pay to Huya Technology service fees, which is determined by Huya Technology at its sole discretion. Huya Technology shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising from the performance of the agreement. During the term of the agreement, Guangzhou Huya shall not accept any consultations and/or services provided by any third party and shall not cooperate with any third party for the provision of identical or similar services without prior consent of Huya Technology. The term of this agreement is ten years and will be extended for ten years automatically after expiration, unless otherwise agreed by both parties in a written agreement. Huya Technology is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya. The service fees that the Company’s WFOE and its su
bs
idia
ries
charged to the VIE amounted to RMB8,547, RMB420,165, and RMB940,958, respectively, for the years ended December 31, 2017, 2018 and 2019, respectively.
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
Pursuant to the equity pledge agreement, the nominee shareholders of Guangzhou Huya have pledged all of their equity interests in Guangzhou Huya to Huya Technology to guarantee the performance by Guangzhou Huya and its nominee shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive purchase option agreement, and powers of attorney. The nominee shareholders shall not transfer or assign the equity interests, the rights and obligations in the equity pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of Huya Technology without Huya Technology’s written consent. If Guangzhou Huya and/or its nominee shareholders breach their contractual obligations under those agreements, Huya Technology, as pledgee, will be entitled to sell the pledged equity interests.
•	Power of Attorney
Pursuant to the irrevocable power of attorney, Huya Technology is authorized by each of the nominee shareholders as its attorney-in-fact
to exercise such nominee shareholders’ rights in Guangzhou Huya, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huya requiring nominee shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huya and rights to information relating to all business aspects of Guangzhou Huya. The term of this agreement is ten years and will be automatically extended for one more year indefinitely. Huya Technology has sole discretion to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya.
F - 1
6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
1.	Organization and principal activities (continued)
( d )	Variable interest entities (continued)
Risks in relation to the VIE structure
The Business was primarily conducted through Guangzhou Huya. The Company has become the primary beneficiary of Guangzhou Huya through contractual arrangements. In the opinion of management, the contractual arrangements with the VIE and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIE were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements. In March 2019, the National People’s Congress enacted PRC Foreign Investment Law which would be effective starting from January 1, 2020. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all
provision under the definition of “foreign investment”, which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Existing laws or administrative regulations remain unclear whether the contractual arrangements with variable interest entities will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. However, the possibility that such entities will be deemed as foreign invested enterprise and subject to relevant restrictions in the future shall not be excluded. If variable interest entities fall within the definition of foreign investment entities, the Group’s ability to use the contractual arrangements with its VIE and the Group’s ability to conduct business through the VIE could be severely limited. The Group’s ability to control the VIE also depends on the power of attorney that the wholly owned subsidiary of the Group has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Group believes these power of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure and the contractual arrangements with the VIE through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:
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
F -
17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
1.	Organization and principal activities (continued)
( d )	Variable interest entities (continued)
Risks in relation to the VIE structure (continued)
The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs taken as a whole, which were included in the Group’s consolidated financial statements. Intercompany items within the Group are eliminated in the financial information presented below:

	As of December 31,
	2018	2019
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	668,531	437,930
Restr icted c ash	—	1,392
Short-term deposits	100,000	100,000
Short-term investments	300,162	1,209,255
Accounts receivable, net	43,469	48,699
Amounts due from related parties	237,112	41,208
Prepayments and other current assets	195,381	195,151

Total current assets	1,544,655	2,033,635

Non-current assets
Deferred tax assets	30,945	42,044
Investments	219,827	379,424
Property and equipment, net	85,550	58,279
Intangible assets, net	51,979	45,085
Right of use assets, net	—	11,002
Prepayments and other non-current assets	115,689	99,131

Total non-current assets	503,990	634,965

Total assets	2,048,645	2,668,600

Liabilities
Current liabilities
Accounts payable	9,221	1,057
Deferred revenue	469,378	791,394
Advances from customers	14,403	50,961
Income taxes payable	—	20,397
Accrued liabilities and other current liabilities	786,612	989,274
Amounts due to related parties	31,722	77,169
Lease liabilities due within one year	—	5,418

Total current liabilities	1,311,336	1,935,670

Non-current liabilities
Lease liabilities	—	4,800
Deferred revenue	80,734	164,913

Total non-current liabilities	80,734	169,713

Total liabilities	1,392,070	2,105,383

F -
18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
1.	Organization and principal activities (continued)
( d )	Variable interest entities (continued)
Risks in relation to the VIE structure (continued)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenues	2,177,587	4,659,245	8,293,317
Net (loss) income	(74,390)	406,803	1,323,915

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net cash provided by operating activities	237,654	601,022	2,597,223
Net cash used in investing activities	(110,809)	(516,902)	(1,023,878)
Net cash provided by (used in) financing activities	266,913	(3,647)	(519)
F -
19

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
s
and has been determined to be the primary beneficiary of the VIE
s
.
(c)	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, related disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Actual results could differ materially from such estimates. The Company believes that assessment of whether the Group acts as a principal or an agent in different revenue streams, the determination of estimated selling prices of multiple element revenue contracts, income taxes, tax considerations for earnings retained in
the
Group’s VIEs
,

and
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

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Hong Kong, Cayman Islands and Singapore is United States dollar (“US$”), while the functional currency of the Group’s entities in PRC is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income
in the statement of comprehensive
(
loss
)
 income.
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
(
loss
)

income
.
F -
20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
2.	Principal accounting policies (continued)

(e)	Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 =
 RMB
6.9618
on December 31, 2019 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.
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
(
loss
) income
 during the years presented.
(h)	Short-term investments

For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive
(
loss
) inc
ome.
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
F -
21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
2.	Principal accounting policies (continued)
(j)	Investment
Equity Investments without Readily Determinable Fair Values
The Company elected to record equity investments without readily determinable fair values and not accounted for by the equity method at cost, less impairment, adjusted for subsequent observable price changes, and will report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known
.
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
Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. Residual rate is determined based on the economic value of the property and equipment at the end of the estimated useful lives as a percentage of the original cost. Property and equipment mainly consist of servers, computers and equipment
,
 leasehold improvement
s
and others
.

	Estimated useful lives	Residual rate
Servers, computers and equipment	3-5 years	0%-5%
Leasehold improvement	4-5 years	0%
Others	3-5 years	0%-5%
Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of comprehensive
(
loss
)

income
.
F -
22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
2.	Principal accounting policies (continued)
(l)	Intangible assets
Intangible assets mainly consist of license, copyrights of video content, domain names, software and
trademark. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Estimated useful lives
License	15 years
Copyrights of video content	1 – 4 years
Domain names	15 years
Software	1 – 5 years
Trademark	5 years
(m)	Impairment of long-lived assets
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
No impairment of long-lived assets was recognized for the years ended December 31, 2017, 2018 and 2019.
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
20
)
.
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
ASC-480-10-S99
-2,
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
F -
23

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
Revenues are recognized when control of the promised virtual items or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those virtual items or services. The following table disaggregates the Group’s revenue by major type for the years ended December 31, 2017, 2018 and 2019:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Live streaming	2,069,536	4,442,845	7,976,214
Other revenues (i)	115,280	220,595	398,287

Total	2,184,816	4,663,440	8,374,501

( i )	Other revenues mainly include advertising and online games revenues.

Revenue recognition and significant judgments
(i)	Live streaming

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
The Group designs, creates and offers various virtual items for sales to users with pre-determined
standalone selling price. Sales proceeds are recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period of time. Users can purchase and present consumable items to broadcasters to show support for their favorite broadcasters, or purchase time-based virtual items for one or multiple months for a monthly fee, which provide users with recognized status, such as priority speaking rights or special symbols over a period of time. Revenue related to each of consumable items as a single performance obligation provided on a consumption basis, is recognized at the point in time when the virtual item is transferred directly to the users and consumed by them, while revenue related to time-based virtual items provided on a subscription basis is recognized ratably over the contract period. The Group does not have further performance obligations to the user after the virtual items are consumed immediately or after the stated contract period of time for time-based items.
F -
24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
2.	Principal accounting policies (continued)

(o)	Revenue (continued)

Revenue recognition and significant judgments (continued)
(i)	Live streaming (continued)

The Group may also enter into contracts that can include various combinations of virtual items, which are generally capable of being distinct and accounted for as separate performance obligations, such as Huya Noble Member Program. Determining whether those virtual items are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The contract of Huya Noble Member Program, which is normally purchased on a monthly basis, includes three major virtual items, a) the noble member status, b) the virtual currency coupons, and c) the right of subsequent renewal at a discounted price, which are considered distinct and accounted for separately under ASC 606. A noble member status itself cannot be purchased on a standalone basis, and it is used for one month but the users can simultaneously purchase multiple months of the package (with effective period of noble member status limited to a maximum of 24 months from date of purchase) at any point in time. The virtual currency coupons, which have the same purchase power as the Group’s virtual currency but with expiry dates, is valid to purchase virtual items for a fixed period. Judgment is required to determine standalone selling price for each distinct performance obligation
.
The
Group allocates the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. In instances where standalone selling price is not directly observable as the Group does not sell the virtual item separately, such as the noble member status and the virtual currency coupons, the Group determines the standalone selling price based on pricing strategies, market factors and strategic objectives. In respect of the right of subsequent renewal at a discounted price, the Group estimates individual user’s times of renewal based on historical data of users’ spending pattern and average times of renewal. The Group recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For revenue allocated to noble member status, it’s generally recognized ratably over the contract period as users simultaneously consume and receive benefits. For revenue related to virtual currency coupons provided on a consumption basis, virtual currency coupons used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed above unless otherwise stated. Although the virtual currency coupons have expiry dates, the Group considers the impact of the breakage amount for virtual currency coupons is insignificant as historical data shows that virtual currency coupons are consumed shortly after they are released to users and the forfeiture rate remains relatively low for the periods reported, therefore, the Group does not expect to be entitled to a breakage amount for the virtual currency coupons. For the right of subsequent renewal at a discounted price, upon each time a subsequent renewal is purchased, the cash received is recorded as deferred revenue and allocated proportionally to the noble member status and virtual currency coupons based on their relative standalone selling price and revenue is then recognized following the revenue recognition method of noble member status and virtual currency coupons as described above.
As the Group’s live streaming virtual items are generally sold without right of return and the Group does not provide any other credit and incentive to its users, therefore accounting of variable consideration when estimating the amount of revenue to recognize is not applicable to the Group’s live streaming business.
F -
25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
2.	Principal accounting policies (continued)
(o)	Revenue (continued)
Revenue recognition and significant judgments (continued)
(ii)	Advertising
The Group primarily generates advertising revenues primarily from sales of various forms of advertising and promotion campaigns, including (i) display advertisements in various areas of our platform, (ii) native advertisements in cooperation with broadcasters, and (iii) game events advertising and campaigns. Advertisements on the Group’s platforms are generally charged on the basis of duration. Advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where the service is transferred to customers, revenues from advertising contracts are recognized ratably over the contract period of display.
The Group enters into advertising contracts directly with advertisers or third-party advertising agencies that represent advertisers. Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 3 months. Both third-party advertising agencies and direct advertisers are generally billed at the end of the display period and payments are due usually within 3 months. In instances where the timing of revenue recognition differs from the timing of billing, the Group has determined the advertising contracts generally do not include a significant financing component. The primary purpose of the credits terms is to provide customers with simplified and predictable ways of purchasing the Group’s advertising services, not to receive financing from its customers or to provide customers with financing.
Certain customers may receive sales incentives in the forms of discounts and rebates to advertisers or advertising agencies based on purchase volume, which are accounted for as variable consideration. The Group estimates these amounts based on the expected amount to be provided to customers considering the contracted rebate rates and estimated sales volume based on historical experience, and reduce revenues recognized. For the years ended December 31, 2017, 2018 and 2019, the amounts of discounts and rebates to advertising customers were RMB8,714, RMB21,796 and RMB63,622, respectively. The Group believes that there will not be significant changes to its estimates of variable consideration.
F -
26

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
F -
27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
2.	Principal accounting policies (continued)
(o)	Revenue (continued)
Contract balances
The Group collects accounts receivable from various online payment platforms, advertising customers and distribution platforms. The allowance for doubtful accounts reflects the Group’s best estimate of probable losses inherent in the accounts receivable balance. The Group determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. The activity in the allowance for doubtful accounts for the years presented is disclosed and detailed in
Note 8.
The opening balance of accounts receivable from third-party and related party payment platforms were RMB14,459 and RMB101,536, respectively, as of January 1, 2018. As of December 31, 2018 and 2019, accounts receivable from third-party payment platforms were RMB30,507 and RMB43,339, respectively, and accounts receivable from related parties as payment platforms were RMB239,290 and RMB31,261, respectively. No impairment was recognized for the years presented.
The opening balance of accounts receivable from third-party advertising customers was
 RMB13,673

as
 of
 January 1
,
2018
.
A
s

of
Decem
ber 31
,
2018
and 2019
,
accounts receivable from third-party advertising customers were RMB11,323 and RMB15,313, respectively. No accounts receivable were from related party advertising customers as of January 1, 2018, and the balance of accounts receivable from
a
 related party
 was RMB5,926 and RMB2,994, as of December 31, 2018 and 2019,

respectively. During the years ended December 31, 2017, 2018 and 2019, the Group recognized impairments, net of recoveries, for accounts receivable from third-party advertising customers amounted to RMB500, RMB632 and nil, respectively.
The opening balance of accounts receivable from third-party distribution platforms as of January 1, 2018 was RMB2,215. As of December 31, 2018 and 2019, accounts receivable from third-party distribution platforms were RMB2,941 and RMB3,978, respectively. No accounts receivable were from related party distribution platforms as of January 1, 2018 and December 31, 2018, and the balance of accounts receivable from a related party as distribution platform was RMB687 as of December 31, 2019. No impairment was recognized for the years presented.
Contract liabilities primarily consists of deferred revenue for unconsumed virtual items and unamortized revenue from virtual items in the Group’s platforms, where there is still an obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.
The opening balance of deferred revenue related to live streaming business as of January 1, 2018 was RMB285,826. As of December 31, 2018 and 2019, deferred revenue related to live streaming business were RMB543,245 and RMB951,166, respectively. During the year ended December 31, 2017, 2018 and 2019, the Group recognized revenue of live streaming business amounted to RMB56,526, RMB240,802 and RMB462,511, respectively, that was included in the corresponding contract liability balance at the beginning of the years.
The opening balance of deferred revenue related to online games business and others
as of January 1, 2018 was RMB2,617. As of December 31, 2018 and 2019, deferred revenue related to online games business and others
were RMB6,867 and RMB8,752, respectively. During the year ended December 31, 2017, 2018 and 2019, the Group recognized revenue of online games business and others
amounted to nil, RMB2,617 and RMB6,867, respectively, that was included in the corresponding contract liability balance at the beginning of the years.
During the year ended December 31, 2017, 2018 and 2019, the Group does not have any arrangement where the performance obligations have already been satisfied in the past year, but the corresponding revenue is only recognized in a later year.
As of December 31, 2019, the aggregate amount of the transaction price allocated to the remaining performance obligation is RMB959,918, the Company expects to recognize the remaining performance obligation as revenue as follows. However, the amount and timing of revenue recognition is largely driven by customer usage, which can extend beyond the original contractual term.

	2020	2021 and after	Total
	RMB	RMB	RMB
Revenue expected to be recognized	795,005	164,913	959,918

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
2.	Principal accounting policies (continued)
(p)	Cost of revenues
Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees and content costs, including payments to various broadcasters and content providers, (ii) bandwidth costs, (iii) salaries and welfare, (iv) payment handling costs, (v) depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platform, (vi) share-based compensation, (vii) other taxes and surcharges, and (viii) other costs.
(q)	Research and development expenses
Research and development expenses primarily consist of (i) salaries and welfare for research and development personnel, and (ii) share-based compensation for research and development personnel. Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.
The Company recognizes software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Company has not capitalized any costs related to internal use software during the years ended December 31, 2017, 2018 and 2019.
(r)	Sales and marketing expenses
Sales and marketing expenses primarily consist of (i) advertising and market promotion expenses
,
(ii) salaries and welfare for sales and marketing personnel
,
and (iii) share-based compensation f
or sales and marketing personnel
. The advertising and market promotion expenses amounted to RMB72,960, RMB155,709 and RMB353,829 for the years ended December 31, 2017, 2018 and 2019, respectively.
(s)	General and administrative expenses
General and administrative expenses primarily consist of (i) share-based compensation for management and administrative personnel, and (ii) salaries and welfare for management and administrative personnel.
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
(
loss
)
 income
amounted to RMB48,312, RMB80,436 and RMB128,256 for the years ended December 31, 2017, 2018 and 2019, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
2.	Principal accounting policies (continued)

(u)	Share-based compensation

Share-based compensation expense arises from share-based awards, including restricted share units granted by JOYY with its own underlying shares to certain management and other key employees who to some extent provide services to the Group (“JOYY’s Share-based Awards”), share options for the purchase of Huya’s ordinary shares and Huya’s restricted share units, granted by the Group to its management, key employees and non-employees (“Huya Share-based Awards”) and ordinary shares granted to the Company’s CEO by JOYY(“CEO’s Awards”).
JOYY’s Share-based Awards
In determining the fair value of restricted share units granted, the fair value of the underlying shares of JOYY on the grant dates is applied. The grant date fair value of restricted share units is based on stock price of JOYY in the NASDAQ Global Market.
Share-based compensation expense for restricted share units granted under JOYY share-based incentive plans is recognized using the graded vesting method, net of estimated forfeiture rates, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant based on historical forfeiture rates and will be revised in the subsequent periods if actual forfeitures differ from those estimates.
Huya’s share options
Prior to the IPO date (Note 1(b)), in determining the fair value of share options granted, a binomial option-pricing model is applied. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends. Following the listing of the Company, the grant date fair value of share options is based on stock price of the Company’s ordinary share in NYSE minus the respective exercise price.
Share-based compensation expense for share options granted to employees is measured based on their grant-date fair values and recognized over the requisite service period, which is generally the vesting period. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and the related compensation expense is not recorded for the number of awards so estimated.
F -
30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
2.	Principal accounting policies (continued)

(u)	Share-based compensation (continued)

Huya’s restricted share units
Fair value of restricted share units (“RSUs”) is determined with reference to the fair value of the underlying shares.
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
After
the completion of IPO, the fair value of restricted share units is determined with reference to stock price of Huya in NYSE.
CEO’s Awards
The CEO’s Awards were granted prior to the IPO. In determining the fair value of the ordinary shares granted, the method was the same as the determination of the fair value of the underlying shares of RSU.
Awards granted to
non-employees
The Company adopted ASU 2018-07, Compensation-Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”) on January 1, 2019. The guidance aligns the accounting for non-employee equity based awards with the accounting for employee equity-based awards, and requires equity-classified share-based payment awards issued to non-employees to be measured based on the grant date price, rather than remeasure the awards through the performance completion date. The Company remeasured equity-classified awards for which a measurement date has not been established through a cumulative-effect adjustment to retained earnings as of January 1, 2019. Since the awards were measured at fair value as of December 31, 2018 prior to the adoption, the cumulative-effect adjustment arising from the adoption was immaterial.
The share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the graded-vesting attribution method, net of estimated forfeitures, over the requisite service period.
F -
31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
2.	Principal accounting policies (continued)
(v)	Leases
In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 (Topic 842) “Leases”. Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, “Leases”. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. The Company adopted the new standard using the optional transition method beginning January 1, 2019. As permitted under the transition guidance, the Company carried forward the assessment of whether the existing contracts contain or are leases, classification of the leases and remaining lease terms. RMB92,075 of lease assets and RMB91,654 of liabilities were recognized on the balance sheet upon adoption as of January 1, 2019.
The Company categorize leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow le
s
see to substantially utilize or pay for the entire asset over its estimated life. Assets acquired under finance leases are recorded in property and equipment, net. All other leases are categorized as operating leases. All the leases recognized by the Company were classified as operating leases for the years presented.
Lease liabilities are recognized at the present value of the fixed lease payments using a discount rate based on similarly secured borrowings available to us. Lease assets are recognized based on the initial present value of the fixed lease payments plus any direct costs from executing the leases or lease prepayments reclassified from “Prepayments and other current assets” upon lease commencement. Costs associated with operating lease assets are recognized on a straight-line basis within operating expenses over the term of the lease.
(w)	Income taxes
Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in statement of comprehensive (loss) income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.
Uncertain tax positions
The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive
(
loss
) income
. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2017, 2018 and 2019. As of December 31, 2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

F - 3
2

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
During the year ended December 31, 2017, 2018 and 2019, appropriations to general reserve fund and statutory surplus fund amounted to nil, RMB34,634 and
RMB
30,045, respectively.
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
Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2017, 2018 and 2019. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.
(aa)	( Loss ) income per share
Basic (loss) income per share is computed by dividing net (loss) income attributable to ordinary shareholders, considering the accretion of redemption feature and deemed dividend related to the Company’s redeemable convertible preferred shares (Note 20), by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net (loss) income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.
Diluted (loss) income per share is calculated by dividing net (loss) income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options and the vesting of restrict share units using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted (loss) income per share calculation when inclusion of such share would be anti-dilutive.
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
F - 3
3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
2.	Principal accounting policies (continued)

(cc)	Recently issued accounting pronouncements

In June 2016, the FASB issued ASU
2016-13:
Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Based on management’s assessment, the adoption of ASU
2016-13
does not have a material impact on the Company’s consolidated financial statements.
In August 2018, the FASB issued ASU
2018-13,
Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this standard will remove, modify and add certain disclosures under ASC Topic 820, Fair Value Measurement, with the objective of improving disclosure effectiveness. ASU
2018-13
will be effective for the fiscal year beginning January 1, 2020, with early adoption permitted. The transition requirements are dependent upon each amendment within this update and will be applied either prospectively or retrospectively. The Company does not expect ASU
2018-13
to have a material impact to the Company’s consolidated financial statements.
F -
34

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

As of December 31, 2018 and 2019, substantially all of the Group’s cash and cash equivalents and short-term deposits were placed with the PRC and international financial institutions.

Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or international banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents and term deposits for the years ended December 31, 2017, 2018 and 2019 and believes that its credit risk to be minimal.
4.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, and all highly liquid investments with maturities of three months or less. Cash and cash equivalents balance as of December 31, 2018 and 2019 primarily consist of the following currencies:

	December 31, 2018		December 31, 2019
	Amount	RMB equivalent	Amount	RMB equivalent
RMB	678,610	678,610	475,991	475,991
US$	4,431	30,409	88,716	618,902
SGD$	—	—	3,537	18,300

Total		709,019		1,113,193

5.	Restricted cash

Restricted cash represents deposits that was restricted for litigation. The deposits which was restricted cannot be withdrawn until the preservation of property has been lift. As of December 31, 2018 and 2019, the Group’s restricted cash were nil and RMB1,392, respectively.
F -
35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
6.	Short-term deposits
Short-term deposits represent time deposits placed with banks with original maturities more than three months but less than one year. Short-term deposits balance as of December 31, 2018 and 2019 primarily consist of the following currencies:

	December 31, 2018		December 31, 2019
	Amount	RMB equivalent	Amount	RMB equivalent
RMB	100,000	100,000	500,000	500,000
US$	711,573	4,883,825	894,964	6,243,445

Total		4,983,825		6,743,445

7.	Short-term investments

	December 31, 2018		December 31, 2019
	Amount	RMB equivalent	Amount	RMB equivalent
RMB	300,162	300,162	2,211,055	2,211,055
US$	—	—	1,215	8,476

Total		300,162		2,219,531

8 .	Accounts receivable, net

	December 31,
	2018	2019
	RMB	RMB
Accounts receivable, gross	44,771	62,630
Less: allowance for doubtful receivables	(922)	(922)

Accounts receivable, net	43,849	61,708

The following table summarizes the details of the Company’s allowance for doubtful accounts:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of the year	—	(500)	(922)
Additions charged to general and administrative expenses, net of recoveries	(500)	(632)	—
Write-off during the year	—	210	—

Balance at end of the year	(500)	(922)	(922)

9 .	Prepayments and other current assets

	December 31,
	2018	2019
	RMB	RMB
Prepayments to vendors and content providers	130,624	184,744
Interests receivable	123,333	168,739
Loan to a third party	—	10,000
Receivables from exercise of vested share options	—	9,475
Others	65,536	27,657

Total	319,493	400,615

F -
36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
10 .	Investments

	December 31,
	2018	2019
	RMB	RMB
Equity method investments (i)	203,627	203,730
Equity investments without readily determinable fair values (ii) (iii)	16,200	175,694

	219,827	379,424

(i)	In April 2018, the Company, through Guangzhou Huya, together with Guangzhou Huaduo Network Technology Co., Ltd. (“Guangzhou Huaduo”), a consolidated VIE of JOYY, set up an onshore investment fund with capital injection amounted to RMB70,000 and RMB35,000, respectively. Both Guangzhou Huya and Guangzhou Huaduo are the limited partners of the fund with financial interest of 66% and 33% holding, respectively. Based on the Company’s assessment under ASC
810-10-15-14,
the investment fund is considered to be a VIE. The Company is not considered the primary beneficiary of the investment fund due to the fact that it’s
JOYY

but not the Company to possess the power to direct activities of the investment fund that would most significantly impact its economic performance. As a result,
JOYY

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
For the year ended December 31, 201
8
, the Company recognized the share of cumulative income of this equity method investment with amount of
 RMB
133,319 mainly attributable to the subsequent adjustment for significant observable price change for fund’s investment in that privately-held entity measured at fair value through earnings. Accordingly, deferred tax liabilities amounted to
 RMB
19,998 were recognized in relation to the unrecognized fair value change through earnings.
For the year ended December 31, 2019, there was no subsequent observable price change for fund’s investment in that privately-held entity measured at fair value through earnings. Therefore, the Company did not recognized any fair value change through earnings.
F -
37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
10 .	Investments (continued)

(ii)	In February 2018, the Company disposed of an investment carried at RMB10,000, previously accounted for under cost method. There were no observable price change from the adoption of new financial instruments accounting standard to the disposal date. The total cash consideration upon disposal was RMB10,000, and no disposal gain (loss) was recognized.

(iii)
In
 2018 an
d
 2019, the Company acquired equity interests of three
and five
privately-held entities that engages primarily in the business of broadcaster management with a total consideration of
RMB16,200 and RMB 159,494, respectively
.

The Company has neither significant influence nor control in these investees. These equity investments are not considered as debt securities or equity securities that have readily determinable fair values. Accordingly the Company elected to account for these investments at cost less impairments, adjusted by observable price changes. There was no observable price change for the year ended December 31, 2018 and 2019, respectively.

1 1 .	Property and equipment, net
Property and equipment consists of the following:

	December 31,
	2018	2019
	RMB	RMB
Gross carrying amount
Servers, computers and equipment	126,896	142,236
Leasehold improvement	—	32,038
Others	4,031	10,603

Total	130,927	184,877

Less: accumulated depreciation	(43,508)	(88,191)

Property and equipment, net	87,419	96,686

Depreciation expense for the years ended December 31, 2017, 2018 and 2019 were RMB6,864, RMB26,818 and
 RMB
45,455, respectively.
F -
3
8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
1 2 .	Intangible assets, net
The following table summarizes the Group’s intangible assets:

	December 31,
	2018	2019
	RMB	RMB
Gross carrying amount
License	32,000	32,000
Copyrights of video content	20,922	30,021
Domain names	5,120	5,120
Software	2,038	3,125
Trademark	1,132	1,132

Total of gross carrying amount	61,212	71,398

Less: accumulated amortization
License	(1,422)	(3,556)
Copyrights of video content	(5,180)	(17,689)
Domain names	(1,271)	(1,613)
Software	(888)	(2,756)
Trademark	(472)	(699)

Total accumulated amortization	(9,233)	(26,313)

Intangible assets, net	51,979	45,085

Amortization expense for the years ended December 31, 2017, 2018 and 2019 were RMB804, RMB8,224 and
 RMB
17,080, respectively.
As of December 31, 2019, intangible assets amortization expense for future years is expected to be as follows:

Year ended December 31,	Amortization expense of intangible assets
RMB
2020	12,771
2021	5,235
2022	2,536
2023	2,490
2024	2,475

The weighted average amortization periods of intangible assets as of December 31, 2018 and 2019 are as below:

December 31,
	2018	2019
License	15 years	15 years
Copyrights of video content	2 years	2 years
Domain names	15 years	15 years
Software	1 year	1 year
Trademark	5 years	5 years

F -
3
9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
13.	Prepayments and other non-current assets

	December 31,
	2018	2019
	RMB	RMB
Prepayments to vendors and content providers	43,488	93,502
Refundable l ease deposits	3,987	4,826
Prepayments for equity investments	67,250	2,000
Others	6,105	4,567

Total	120,830	104,895

14 .	Deferred revenue

	December 31,
	2018	2019
	RMB	RMB
Deferred revenue, current:
Live streaming	462,511	786,253
Others	6,867	8,752

Total current deferred revenue	469,378	795,005

Deferred revenue, non-current:
Live streaming	80,734	164,913

Total non-current deferred revenue	80,734	164,913

1 5 .	Accrued liabilities and other current liabilities

	December 31,
	2018	2019
	RMB	RMB
Revenue sharing fees	567,497	817,792
Salaries and welfare	88,713	251,914
Bandwidth costs	76,028	167,793
Marketing and promotion expenses	39,434	61,210
License fees	17,993	48,138
Deposits from content providers, suppliers and advertising customers	25,615	47,386
Other taxes payable	15,874	40,349
Others	21,617	25,443

Total	852,771	1,460,025

F -
40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
1 6 .	Cost of revenues

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Revenue sharing fees and content costs	1,394,832	3,060,836	5,552,712
Bandwidth costs	411,027	652,758	800,827
Salaries and welfare	52,372	101,939	255,258
Payment handling costs	14,071	22,780	120,429
Depreciation and amortization	32,562	26,697	40,082
Share-based compensation	2,877	10,472	31,593
Other taxes and surcharges	8,283	14,747	22,694
Others	13,840	43,418	68,984

Total	1,929,864	3,933,647	6,892,579

1 7 .	Other income

Other income primarily comprised of gains recognized for the transfer to third parties of the exclusive cooperation rights of broadcasters and government grants which represent cash subsidies received from the PRC government by the Group entities. Government grants are originally recorded as deferred revenue when received upfront. After all of the conditions specified in the grants have been met, the grants are recognized as other income.

1 8 .	Taxation

(a)	PRC value-added tax and related surcharges

The Group is subject to value-added tax (“VAT”) and related surcharges on the revenues earned for services provided in the PRC. Net revenues are presented after netting off the VAT. The primary applicable rate of VAT is 6% for the years ended December 31, 2017, 2018 and 2019. The surcharges are calculated based on 12% of VAT paid.

(b)	Income taxes

(i) Cayman Islands
Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
(ii) Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, the subsidiary of the Group in Hong Kong are subject to 8.25% and 16.5% Hong Kong profit tax on its taxable income within HKD$2 million and beyond HKD$2 million, respectively. Payments of dividends are not subject to any withholding tax.
(iii) Singapore
The income tax provision of the Group in respect of its international operations was calculated at the tax rate of 17% on the assessable profits based on the existing legislation, interpretations and practices in respect thereof.
F -
41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
1 8 .	Taxation (continued)

(b)	Income taxes (continued)

(iv) PRC
In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiaries and VIEs of the Group in the PRC are subject to a uniform income tax rate of 25% for years presented.
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
Qualified software enterprises (“Software Enterprise”) are exempt from EIT for two years, followed by a 50% reduction in the applicable tax rates for the next three years, commencing from the first profit making year. An entity that qualifies as a “Key National Software Enterprise” (a “KNSE”) is entitled to a further reduced preferential income tax rate of 10%. Entities must perform a self-assessment each year to ensure they meet the criteria for qualification, pursuant to SAT Public Notice [2018] No.23 (“Circular 23”). If a KNSE fails to meet the criteria for qualification as a KNSE in any year, the entity cannot enjoy the 10% preferential tax rate in that year.
The Group’s PRC entities provided for enterprise income tax are as follows:
•
Huya Technology was qualified as a Software Enterprise, and enjoyed the zero preferential tax rate starting from 2017 and 12.5% preferential tax rate starting from 2019. In 2019, Huya Technology is qualified as a KNSE and applied the income tax rate of 10% for the year of 2019 pursuant to SAT Public Notice [2018] No.23 (“Circular 23”).

•
Guangzhou Huya applied for the HNTE qualification and obtained approval in November 2018. It entitled to enjoy the preferential tax rate of 15% as an HNTE for three years starting from 2018, and should apply for HNTE qualification renewal in 2021.

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
F -
42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
1 8 .	Taxation (continued)

(b)	Income taxes (continued)

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

According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the immediate holding company in Hong Kong is the beneficial owner of the FIE and owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and withholding taxes should be accrued accordingly. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested
and the remittance of the dividends will be postponed indefinitely.
Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2018 and 2019 are approximately RMB516,021 and
R
M
B
1,427,888, respectively. The undistributed earnings and reserves of the Group entities located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its ordinary
shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability on 10% WHT of aggregate undistributed earnings and reserves of the Company’s entities
located in the PRC has been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
1 8 .	Taxation (continued)

(b)	Income taxes (continued)

Composition of income tax benefits
 (expenses)
(Loss) income before income tax benefits
(expenses)
for the years ended December 31, 2017, 2018 and 2019 were taxed within the following jurisdictions:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
PRC entities	(79,849)	169,320	796,062
Non PRC entities (i)	(968)	(2,271,281)	(229,036)

Total	(80,817)	(2,101,961)	567,026

(i)	The loss before tax incurred by non-PRC entities for the year ended December 31, 2018 was mainly due to the fair value loss on derivative liabilities amounting to RMB2,285,223.

The loss before tax incurred by non-PRC entities for the year ended December 31, 2019 was mainly that oversea business is still in the initial stage of development.
The current and deferred portion of income tax benefits (expenses) included in the consolidated statements of comprehensive (loss) income for the years ended December 31, 2017, 2018 and 2019 are as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Income tax benefits (expenses) applicable to China operations
Current income tax expenses	—	—	(110,408)
Deferred income tax benefits (i)	—	50,943	14,871

Subtotal income tax benefits (expenses) applicable to China operations	—	50,943	(95,537)

Income tax expenses applicable to Non PRC operations
Current income tax expenses	—	—	(541)

Total income tax benefits (expenses)	—	50,943	(96,078)

(i)
For the year ended December 31, 2017, the Group has incurred net accumulated operating losses since inception. As of December 31, 2017, the Group believed that it is more likely than not that these net accumulated operating losses and other deferred tax assets would not be utilized. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2017.

For the year ended December 31, 2018, the VIE has utilized all the deductible temporary differences and the accumulated tax loss brought forward. As of December 31, 2018, considering the sustained profitability of the VIE, the Group assessed that it is more likely than not the deferred tax assets would be utilized in the future. Therefore, the Group has not provided any valuation allowance for the deferred tax assets of the VIE and relevant deferred tax benefits were recognized for the year ended December 31, 2018.
As of December 31, 2019, considering the sustained profitability of the VIE, the Group believed that it is more likely than not that most of the deferred tax assets would be utilized in the future so that no valuation allowance was made against such deferred tax assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
1 8 .	Taxation (continued)

(b)	Income taxes (continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate
The reconciliation of total tax benefits
(
expenses
)

computed by applying the respective statutory income tax rate to pre-tax
income is as follows:

	For the year ended December 31,
	2017	2018	2019
PRC Statutory income tax rate	(25.0)%	(25.0)%	(25.0)%
Effect of tax holiday and preferential tax benefit	(0.4)%	(2.2)%	18.9%
Effect of different tax rates available to different jurisdictions (i)	1.4%	26.0%	3.3%
Permanent differences (ii)	0.2%	1.5%	(6.7)%
Change in valuation allowance	45.5%	(1.7)%	(15.8)%
Effect of Super Deduction available to the Group	(21.7)%	(1.0)%	8.3%

Effective income tax rate	—	(2.4)%	(17.0)%

Effect of tax holidays inside the PRC on basic earnings per share/ADS (RMB)	—	0.24	0.42

(i)
For the year ended December 31, 2017, effect of different tax rates available to different jurisdictions is mainly driven by the interest income derived from short term deposits which are subject to an income tax rate of 0% under the tax laws of Cayman Islands.

For the year ended December 31, 2018, effect of different tax rates available to different jurisdictions is mainly driven by the fair value loss of derivatives liabilities recognized in relation to the conversion features of the Pre-IPO Preferred Shares (Note 20) in HUYA which is subject to an income tax rate of 0% under the tax laws of Cayman Islands.
For the year ended December 31, 2019, effect of different tax rates available to different jurisdictions is mainly driven by the interest income derived from short term deposit which is subject to an income tax rate of 0% under the tax laws of Cayman Islands, partially offset by the losses arising from overseas business which is subject to an income tax rate of 17% under the tax laws of Singapore.
(ii)	Permanent differences mainly arise from expenses not deductible for tax purposes including primarily share-based compensation costs and expenses incurred by subsidiaries and VIEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
18.	Taxation (continued)

(b)	Income taxes (continued)

Deferred tax assets and liabilities
Deferred taxes are measured using the enacted tax rates for the years in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2018 and 2019 are as follows:

	December 31,
	2018	2019
	RMB	RMB
Deferred tax assets
Tax loss carried forward	21,957	97,795
Deferred revenue	36,007	62,410
Others	14,878	246

	72,842	160,451
Less: Valuation allowance (i)	(21,899)	(94,637)

Total deferred tax assets	50,943	65,814

Deferred tax liabilities
Related to the fair value change of equity investee’s investments	19,998	19,998

Total deferred tax liabilities	19,998	19,998

Net deferred tax assets	30,945	45,816

(i)
Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance as of December 31, 2018 and 2019 were provided for net operating loss carry forward, which was mainly incurred by the overseas subsidiaries, because such deferred tax assets are not more likely than not to be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Movement of valuation allowance

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of the year	376,087	57,756	21,899
Additions	36,772	21,662	89,002
Reversals/write-off	(355,103)	(57,519)	(16,264)

Balance at end of the year	57,756	21,899	94,637

Tax loss carry forwards
As of December 31, 2019, total tax loss
carried
forwards of the Company’s subsidiaries and VIEs in the PRC amounted to
R
M
B
70,752,
which were expected to expire if not used between
2020 and 2024.
The accumulated tax losses of subsidiaries incorporated in Singapore, subject to the agreement of the relevant tax authorities, of RMB469,619,
is allowed to be carried forward to offset against future taxable profits. Such carry forward of tax losses in Singapore has no time limit.
In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. There were no ongoing examinations by tax authorities as of December 31, 2019.
Uncertain tax positions
The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31,

2018 and 2019, the Group did not have any significant unrecognized uncertain tax positions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
1 9 .	Ordinary shares

On March 30, 2017, the Company issued ordinary shares to
JO
YY in connection with the Reorganization. 100,000,000 ordinary shares were issued and outstanding upon the completion of the Reorganization, which are held by
JO
YY. In October 2017, both of
JO
YY’s and the Company’s board of directors approved that: (1)
J
O
YY transfer, at nominal consideration, 992,456 ordinary shares of the Company to ROSY BAY LIMITED, the economic interests of which are substantially owned by certain officers of
JO
YY, for these officers’ services provided to
JO
YY; and (2)
JOYY
 transfer, at nominal consideration, 559,039 ordinary shares of the Company to ALL WORTH LIMITED, which is beneficially owned by the CEO of the Company, for his service provided to the Company. As detailed in Note 20, upon closing of the issuance of Series
B-2
Preferred Shares on March 8, 2018, the Company adopted a dual voting structure on its shares and the Company’s ordinary shares were divided into Class A and Class B ordinary shares, accordingly, the Company’s issued and outstanding ordinary shares as of December 31, 2017 were divided into 992,456 Class A ordinary shares and 99,007,544 Class B ordinary shares. The Company’s authorized ordinary shares has been revised as 348,964,707 shares, including 249,957,163 Class A ordinary shares and 99,007,544 Class B ordinary shares.
On March 20, 2018 and March 22, 2018,
JO
YY sold its 1,397,059 Class B ordinary shares to one of the holders of the Series
A-1
Preferred Shares and 6,985,294 Class B ordinary shares to one third-party investor at a price of US$7.16 per share. Such Class B ordinary shares were automatically converted into an equal number of Class A ordinary shares.
On April 27, 2018,
JO
YY transferred, at nominal consideration, its 367,870 Class B ordinary shares to Savvy Direction Limited, the economic interests of which are substantially owned by one officer of
JO
YY, for his services provided to
JO
YY. Such Class B ordinary shares were automatically converted into an equal number of Class A ordinary shares.
Upon the completion of the Company’s IPO (Note 1(
b
)), the Company authorized (i) 750,000,000 Class A ordinary shares of par value US$0.0001 each, and (ii) 200,000,000 Class B ordinary shares of par value US$0.0001 each. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting rights and conversion rights. Holders of Class A ordinary shares are entitled to one vote per share in all shareholders’ meetings, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the discretion of the Class B shareholders thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
Upon the completion of the Company’s IPO (Note 1(b)), (i) the Company issued 17,250,000 Class A ordinary shares, (ii) Series A-1 Preferred Shares and 4,411,765 Series A-2 Preferred Shares were converted into Class A ordinary shares and Class B ordinary shares, respectively, and (iii) 64,488,235 Series B-2 Preferred Shares were converted into Class B ordinary shares.
As of December 31, 2018, 44,639,737 Class A ordinary shares and 159,157,321 Class B ordinary shares had been issued and outstanding, respectively.
Upon the follow-on public offering in April 2019, the Company issued 13,600,000 Class A ordinary shares.
During the year ended December 31, 2019, 2,061,577 Class A ordinary shares were issued for the exercised share options and vested restricted share units. Besides, 6,800,000 Class B ordinary shares were converted to Class A ordinary shares.
As of December 31, 2019, 67,101,314 Class A ordinary shares and 152,357,321 Class B ordinary shares had been issued and outstanding, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
20 .	Redeemable convertible preferred shares

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
F -
48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
20 .	Redeemable convertible preferred shares (continued)

Issuance of Series A Preferred Shares (continued)
Voting rights
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
F -
4
9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
20 .	Redeemable convertible preferred shares (continued)

Issuance of Series
B-2
Preferred Shares and modification of the Series A Preferred Shares
On March 8, 2018, the Company issued 64,488,235 shares of Series
B-2
Preferred Shares at a price of approximately US$7.16 per share for cash consideration of US$461,600 (equivalent to RMB2,919,112 as of the issuance date) to Linen Investment Limited, a wholly-owned subsidiary of Tencent

Holdings Limited (“Tencent”, also refer to Tencent’s consolidated operating entities, where appropriate),

representing an equity interest of
34.6
% of the Company on an
as-converted
basis (the “Transaction”). Upon the closing of the Transaction, the Company’s Series A Preferred Shares were divided into
17,647,058
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
B-2
preferred share.
F -
50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
20 .	Redeemable convertible preferred shares (continued)

Issuance of Series
B-2
Preferred Shares and modification of the Series A Preferred Shares (continued)
Redemption feature (continued)
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
B-1
and Series
B-2
have the same rights, respectively.
F -
51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
20 .	Redeemable convertible preferred shares (continued)

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
JO
YY’s equity shares in the Company or equity shares newly issued by the Company if
JO
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
JO
YY’s receipt of Tencent’s written notice to exercise such purchase right, if the Company is then a public company.
F -
52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
20 .	Redeemable convertible preferred shares (continued)

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
In addition, the Company has also determined that the call option is recorded as an investor option liability. In accordance with ASC Subtopic
815-10,
the option is deemed legally detachable and separately exercisable from the preferred shares and, thus, accounted for as a freestanding instrument, furthermore, as the number of shares to be purchased by Tencent to reach 50.10% voting interest in the Company is not fixed, the call option is not considered indexed to the Company’s own stock. The Company has considered that the fair value of the investor option liability is minimal as the exercise price of the call option is the fair market price. Therefore, no balance of the call option was recognized on March 8, 2018, and for the year ended December 31, 2019, no gain (loss) arising from the change in fair value of investor option liability was recognized in the Group’s consolidated statements of comprehensive
(loss) income.
Upon the completion of the IPO, each Series
B-2
Preferred Share was automatically converted into one Class B ordinary share. As a result, 64,488,235 Class B ordinary shares were issued, and the balance of Series
B-2
Preferred Shares was transferred to Class B ordinary shares and additional paid-in
capital on that date.
F -
53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
20 .	Redeemable convertible preferred shares (continued)

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
JO
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
B-2
Preferred Shares was proportionate to the respective total amount of accretion for the period. As discussed above, the conversion feature shall be separately accounted for as a derivative liability at fair value, and the carrying value for the modified Series A Preferred Shares recorded in mezzanine equity is allocated on a residual basis. The conversion feature is remeasured at fair value at each subsequent reporting period with changes in fair value recognized in the Group’s consolidated statements of comprehensive

(loss) income
. The mezzanine equity component is accreted to the redemption value of the Series A Preferred Shares.
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
paid-in
capital on that date, respectively.
F - 5
4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
20 .	Redeemable convertible preferred shares (continued)

Issuance of Series
B-2
Preferred Shares and modification of the Series A Preferred Shares (continued)
Fair values of derivative liabilities
Upon the completion of the IPO, the derivative liabilities were derecognized and the balance was transferred to additional paid-in capital accordingly. For the year ended December 31, 2019, there is no changes in the fair values of these conversion features which required to be bifurcated and accounted for as derivative liabilities.

F - 5
5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
20 .	Redeemable convertible preferred shares (continued)

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

F - 5
6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
20 .	Redeemable convertible preferred shares (continued)

Issuance of Series
B-2
Preferred Shares and modification of the Series A Preferred Shares (continued)
Accretion of preferred shares to redemption value (continued)
Series
B-2
Preferred Shares
The Company recognized accretion from the initial carrying value of mezzanine equity to the redemption value of the Series
B-2
Preferred Shares over the period starting from issuance date to the earliest redemption date. From the issuance date to May 10, 2018, the Company recognized accretion of the Series
B-2
Preferred Shares amounted to US$8,558 (equivalent to RMB54,111)
.

For the year ended December 31, 2019, there is no issuance and accretion related to redemption of the Series B-2 Preferred Shares.

F - 5
7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
2 1 .	Share-based compensation
Compensation expense recognized for share-based awards granted by
JO
YY and Huya was as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Share-based compensation expenses
- Related to JO YY’s Share-based Awards	10,465	5,833	1,996
- Related to Huya Share-based Awards	19,473	220,862	279,748
- Related to CEO’s Awards	10,170	—	—

Total	40,108	226,695	281,744

There was no capitalized share-based compensation expense for the years presented.
(a)	JO YY’s Share-based Awards

Certain of the Group’s employees were granted awards under the 2011 Share Incentive Scheme of
JO
YY. The share-based compensation expense arising from such grants was allocated to the Group and recognized as share-based compensation expense in the Group’s consolidated statements of comprehensive

(loss) income.
For the years ended December
31
,
2017
,
2018
and
2019
, share-based compensation expense of RMB
10,465
, RMB
5,833
and
RMB1,996
, respectively, was recognized in the Group’s consolidated statements of comprehensive
(loss) income.
As of December 31, 2019, there
was no
unrecognized compensation expense
sin
ce
 all the restricted share units have been vested.
F -
5
8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
2 1 .	Share-based compensation (continued)

(b)	Huya Share-based Awards

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
During the year ended December 31, 2018, the Company granted 5,918,353 and 220,000 share options to employees and non-employees,
respectively.
During the year ended December 31, 2019, no share option was granted to employees or non-employees.
Vesting of options
There are

mainly
three types of vesting schedule, which are: i) 50% of the options will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, ii) options will be vested in four equal installments over the following 48 months, and iii) options will be vested in four equal installments over the following 24 months.
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
Movements in the number of share options granted and their related weighted average exercise prices are as follows:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)
As of December 31, 2016	—	—	—	—

Granted	11,737,705	2.5500
Forfeited	(18,000)	2.5500

As of December 31, 2017	11,719,705	2.5500	9.75	2,227

Granted	6,138,353	2.4672
Forfeited	(75,000)	2.5500
Cancelled	(262,503)	2.5500
As of December 31, 2018	17,520,555	2.5210	8.82	227,049
Forfeited	(257,750)	2,5500
Exercised	(2,011,144)	2.3290

As of December 31, 2019	15,251,661	2.5458	7.84	234,939

Expected to vest at December 31, 2019	9,790,460	2.5500	7.88	150,773

Exercisable as of December 31, 2019	5,410,546	2.5383	7.77	83,386

F -
5
9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
2 1 .	Share-based compensation (continued)

(b)	Huya Share-based Awards (continued)

Huya 2017 Share Incentive Plan (continued)
(i) Options (continued)
Vesting of options (continued)
Prior to the completion of the IPO, the Company has used binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions are set as below:

	201 7		201 8
Weighted average fair value per option granted	US$	1.3798	US$	5.2130
Weighted average exercise price	US$	2.55	US$	2.47
Risk-free interest rate (1)		2.25%		2.83%
Expected term (in year) (2)		10		10
Expected volatility (3)		55%		55%
Dividend yield (4)		—		—

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the China Government Bond yield as at the valuation dates.

(2)	The expected term is the contract life of the option.

(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

(4)	The Company has no history or expectation of paying dividend on its ordinary shares. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected term of the option.

For the years ended December 31, 2017, 2018 and 2019, the
Group
recorded share-based compensation in general and administrative expenses of nil, RMB20,980 and RMB6,746 for the share options granted to non-employees.
For the year
s
ended December 31, 2017, 2018 and 2019, the Group recorded share-based compensation of RMB19,473, RMB151,242 and RMB102,970, using the graded-vesting attribution method, including accelerated compensation cost amounted to RMB1,869 due to that 262,503 share options were canceled during the year ended
December 31, 2018
 without concurrent grant of replacement awards, which is treated as a settlement for no consideration at the time of cancelation under ASC 718.
As of December 31, 2019, there was RMB74,614 unrecognized share-based compensation expense of options relating to Huya 2017 Share Incentive Plan. The expense is expected to be recognized over a weighted-average remaining vesting period of 0.91 years using the graded vesting attribution method.
F -
60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
2 1 .	Share-based compensation (continued)

(b)	Huya Share-based Awards (continued)

Huya 2017 Share Incentive Plan (continued)
(ii) Restricted share units
Grant of restricted share units
During the years ended December 31, 2017, no restricted share unit was granted to employees or non-employees.
During the year ended December 31, 2018, the Company granted 4,183,685 and 10,000 restricted share units to employees and non-employees, respectively.
During the year ended December 31, 2019, the Company granted 2,908,370 and nil
restricted share units to employees and
non-employees,
respectively.
Vesting of restricted share units
There are mainly three types of vesting schedule for employees, which are:
i) 50% of the restricted share units will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, ii) restricted share units will be vested in four equal installments over the following 48 months
,
and iii) 25% of the restricted share units will be vested after 6 months of the grant date and the remaining 75% will be vested in three equal installments over the following 36 months.
The following table summarizes the activity of restricted share units for the years ended December 31, 2017, 2018 and 2019:

	Number of restricted share units	Weighted average grant-date fair value (US$)
Outstanding, January 1, 2017 and December 31, 2017	—	—
Granted	4,193,685	9.0242
Forfeited	(76,500)	7.1600
Vested	(10,000)	19.5900

Outstanding, December 31, 201 8	4,107,185	9.0331
Granted	2,908,370	22.7642
Forfeited	(270,707)	14.8129
Vested	(465,000)	7.1600
Outstanding, December 31, 2019	6,279,848	15.4350

Expected to vest at December 31, 2019	6,040,024	15.0623

For the year
s
ended December 31, 2017, 2018 and 2019, the Company recorded share-based compensation of nil, RMB69,620 and RMB176,778 using the graded vesting attribution method.
For the year
s
 ended December 31, 2017, 2018 and 2019, the Company recorded share-based compensation in general and administrative expenses of nil, RMB1,076 and nil
for the restricted share units granted to
non-employees.
As of December 31, 2019, total unrecognized compensation expense relating to the restricted share units was RMB412,186. The expense is expected to be recognized over a weighted average period of 1.16 year using the graded-vesting attribution method.
(c)	CEO’s Awards

As detailed in Note 1
9
, in October 2017,
JO
YY transferred, at nominal consideration, 559,039 ordinary shares of the Company to the CEO of the Company, for his service provided to the Company. The share awards were immediately vested and the Company recorded a share-based compensation charge of RMB10,170 for the year ended December 31, 2017.
The fair value of the CEO’s Awards was determined at the grant date by the Company.
F -
61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
22.	Net (loss) income per share
Basic and diluted net
(loss)
income per share for the year ended December 31, 2017, 2018 and 2019 are calculated as follow:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net (loss) income	(80,968)	(1,937,689)	468,173
Accretion to Preferred Shares redemption value	(19,842)	(71,628)	—
Deemed dividend to Series A Preferred Shareholders	—	(496,995)	—

Numerator for basic and diluted net (loss) income per share	(100,810)	(2,506,312)	468,173

Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B ordinary shares outstanding	100,000,000	166,828,435	214,811,862
—Diluted effect of share option	—	—	14,060,031
—Diluted effect of restricted share units	—	—	3,153,068
Denominator for diluted calculation	100,000,000	166,828,435	232,024,961
Net (loss) income per ordinary share
—Basic	(1.01)	(15.02)	2.18
—Diluted	(1.01)	(15.02)	2.02
Net (loss) income per ADS*
—Basic	(1.01)	(15.02)	2.18
—Diluted	(1.01)	(15.02)	2.02

*	Each ADS represents one Class A ordinary share.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
23.	Related party transactions
For the years ended December 31, 2017, 2018 and 2019, significant related party transactions were as follows:
Transactions with
JO
YY

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Cash collected by JOYY as a payment platform for Huya	2,352,528	4,081,696	1,362,489
Purchase of services by JOYY on behalf of Huya	155,249	37,408	22,622
Operation support services provided by JOYY (i)	151,216	44,523	17,455
Repayment from JOYY in relation to the payment on behalf of Huya’s employees	—	1,229	15,306
Deemed distribution to JOYY (ii)	—	—	10,119
Share-based compensation expenses related to JOYY’s Share-based Awards (Note 21(a))	10,465	5,833	1,996
Purchase of property and equipment and intangible assets from JOYY	733	6,422	294
Cash received in connection with purchasing short-term deposits together with JOYY	—	7,096	—
Cash paid to purchase short-term deposits together with JOYY	7,096	—	—
Advertising revenue from JOYY	468	1,955	—
Net increase in Parent Company investment through contributed service	164,913	—	—
Capital contribution from VIE of JOYY	100,000	—	—
Deemed contribution from JOYY (ii)	20,000	—	—
Share-based compensation expenses related to CEO’s Awards (Note 21(c))	10,170	—	—
Others	849	194	228

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
Upon the completion of the issuance of Series
B-2
Preferred Shares on March 8, 2018 (Note 20), Tencent became a related party of the Company as its major shareholder. The transactions with Tencent prior to March 8, 2018 were not disclosed as related party transactions.

	For the year ended December 31,
	2018	2019
	RMB	RMB
Operation support services provided by Tencent ( i ii)	106,547	219,403
Purchase of copyrights for live streaming from Tencent	88,075	123,204
Payment on behalf of Tencent	—	16,127
Market promotion expenses charged by Tencent	2,174	12,777
Advertising revenue from Tencent	14,345	8,028
Cash collected by Tencent as a game operator for Huya	—	1,807
Online games revenue shared to Tencent as a game operator	—	1,028

(i)	Purchases of services from JOYY mainly consist of office rental, payment handling services and bandwidth services which are charged at market price.

(ii)
The Business was operated by JOYY until the completion of being carved out from JOYY on January 1, 2017. For the litigations of the Business related to events that took place before the completion of being carved out, any settlements that were reached ever since the completion would be borne by JOYY, representing a capital contribution to Huya for any loss or distribution from Huya for any gain, pursuant to the arrangements between JOYY and Huya.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
2 3 .	Related party transactions (continued)
For the year ended December 31, 2017, local court passed a judgment ordering JOYY to compensate a game publisher for its loss as a result of the alleged copyright infringement amounting to RMB20 million. Accordingly, Huya recorded an expense relating to such loss contingency and recognized a deemed contribution from JOYY. Final judgement that concurred with the first judgement in 2017 has been passed subsequently in December 2019.
For the year ended December 31, 2019, JOYY received compensation amounting to RMB10.1 million from settlement of contract breaching of broadcasters in relation to the Business. Accordingly, Huya recorded income relating to such settlements and recognized a deemed distribution to JOYY.
(iii)	Operation support services from Tencent mainly consist of bandwidth and payment handling services which are charged at market price.
On July 10, 2017, pursuant to Series A Preferred Shares arrangements (Note 20) entered amongst the Company and the investors of the Series A Preferred Shares, the Company issued, and Jungle TT Limited, which was wholly owned by CEO of Huya, and NEW WALES HOLDINGS LIMITED and LEGEND RANK VENTURES LIMITED, both of which were wholly owned by CEO and the Chairman of
JO
YY subscribed for, 4,411,765, 4,411,765 and 1,470,588 Series A Preferred Shares, respectively, at a price of US$3.4 per share with a total consideration of US$35,000.
Starting from January 1, 2017, the Company obtained an exclusive and royalty-free license from VIE of
JO
YY to use 39 patents,
8
of which are under application through the respective terms of such patents as of De
cember 31, 2019
.
As of December 31, 2018 and 2019, the amounts due from/to related parties are as follows:

	December 31,
	2018	2019
	RMB	RMB
Amounts due from related parties
Tencent	6,142	41,129
JOYY	231,226	10,807
Other	1,471	—

Total	238,839	51,936

Amounts due to related parties
Tencent	33,773	78,832
Other	900	200

Total	34,673	79,032

The other receivables/payables from/to related parties are unsecured
, interest
-free
 and payable on demand.
F -
64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
2 4 .	Fair value measurements
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
F -
65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
24.	Fair value measurements (continued)
The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2018 and 2019:

As of December 31, 2018
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Short-term investments (i)	—	300,162	—	300,162

Liabilities
Derivative liabilities (i i )	—	—	—	—

As of December 31, 2019
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Short-term investments (i)	108,476	2,111,055	—	2,219,531

Liabilities
Derivative liabilities(ii)	—	—	—	—

(i)
Short-term investments represented the investments issued by commercial banks and financial institution with a variable interest rate indexed to the performance of underlying assets within one year. For the instruments whose fair value is provided by banks at the end of each period, the Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. For the instruments whose fair value is estimated based on quoted prices of similar products provided by banks at the end of each period, the Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

(ii)
The Company has determined that conversion feature embedded in the Series
B-2
Preferred Shares is required to be bifurcated and accounted for as a derivative liability which was measured at fair value (Note 20). Upon the completion of the IPO, the derivative liabilities were derecognized and the balance was transferred to additional paid-in
capital accordingly.

The following table presents the changes in level 3 liabilities for the year ended December 31, 2018 and December 31, 2019,

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

In determining the fair value of these preferred shares, the Company has adopted the equity allocation model. For purposes of determining the conversion features of the Pre-IPO Preferred Shares as of March 8, 2018 and May 10, 2018, the Company has re-performed the equity allocation model for the Pre-IPO Preferred Shares in scenarios assuming the conversion feature is removed, the difference between those with embedded conversion features scenario and those without embedded conversion features scenario is considered to be value of the conversion features of the Pre-IPO Preferred Shares. The Company assumed the Pre-IPO Preferred Shares would not be converted to ordinary shares in neither the IPO scenario, the liquidation scenario nor the redemption scenario. Such approach involves certain significant estimates which are as follows:

Valuation Date	March 8, 2018	May 10, 2018
Volatility	50%	50%
Risk-free rate (3 months)	1.66%	1.58%
Risk-free rate (4 years)	2.52%	2.46%
Dividend yield	0%	0%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

25.	Leases
The following table summarizes the lease expense for the year ended December 31, 2019:

For the year ended December 31,
2019
RMB
Operating lease expense	30,540
Short-term lease expense	19,149
Total lease expense	49,689
Weighted-average remaining lease term (in years) – operating leases	3.7
Weighted-average discount rate – operating leases	4.8%

Operating lease expense was RMB12,780
and RMB20,799
for the years ended December 31, 201
7
and 201
8
, respectively, under Topic 840
.
As of December 31, 2019, future minimum lease payments under non-cancellable operating lease agreements for which the Group has recognized operating lease right-of-use assets and liabilities are as follows:

For the year ended December 31,	Future minimum payments
RMB
2020	32,804
2021	29,425
2022	26,323
2023	22,783
2024 and thereafter	—
Total undiscounted cash flows	111,335
Less: imputed interest	(9,347)
Total	101,988

As of December 31, 2019, the Group has operating leases that have not yet commenced with future minimum lease payments amounting to

RMB855
.
These operating leases will commence in the first quarter of 2020 with lease terms of 2 years.
Supplemental cash flow information related to leases for the year ended December 31, 2019 are as follows:

For the year ended December 31,
2019
RMB
Cash paid for operating leases	28,847
Lease liabilities arising from obtaining right-of-use assets	33,399

2 6 .	Commitments and contingencies
(a)	Operating commitments
As of December 31, 2018, future minimum payments under
non-cancelable
agreements consist of the following,

Operating commitments
RMB
2019	44,808
2020	28,629
2021	26,573
2022 and thereafter	47,726

147,736

As of December 31, 2019, future minimum payments under non-cancelable agreements consist of the following,

Operating commitments
RMB
2020	10,787
2021	5,598
2022	4,086
2023 and thereafter	3,204

23,675

The commitments presented above mainly consist of property management fees, short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of–use assets and lease liabilities.
(b)	Capital and other commitment s
As of December 31, 2019, the Group had
no
outstanding capital
and other
commitments
.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)
26.	Commitments and contingencies (continued)

(c)	Legal proceedings
In 2018, the Group involved in a lawsuit alleging the Group infringed the counter party’s game intellectual property. Total claim amount is RMB20 million.
In 2019, the Group involved in a few cases related to unfair competition in broadcasters recruitment. These cases are pending in various courts. Total claim amount is RMB120 million.
In April 2020, local court passed a first-instance judgment on one unfair competition case of the Company. The court held the Company’s action did not constitute unfair competition and rejected all the plaintiff’s claims. Such judgment is still subject to an appeal, if any.
As of the date of issuance of the financial statement, those remaining lawsuits are still pending and the Group is not able to make a reliable estimate of the potential loss, if any.
2 7 .	Subsequent events
a) Starting in January 2020, there was an outbreak of coronavirus in China and it rapidly spread globally. In March 2020, the World Health Organization declared COVID-19 as a global pandemic. Based on the Company’s preliminary assessment, there was no significant impact on the results of operation and financial position of the Group subsequent to the year ended 31 December 2019 and up to the date of the issuance of the consolidated financial statements. However, due to the evolving situation and global spread, there remains a high degree of uncertainty in the long-term impact to the group. The Group will continue to evaluate the impact on the results of operation and financial position of the Group and react actively as the situation evolves.
b) On April 3, 2020, JOYY has transferred 16,523,819 Class B ordinary shares of Huya to Tencent for an aggregate purchase price of approximately US$262,563 in cash, pursuant to Tencent’s exercise of its option to purchase additional shares of Huya from JOYY. Upon the closing of the share transfer, Tencent’s voting power in Huya has been increased to 50.1% on a fully-diluted basis, or 50.9% calculated based on the total issued and outstanding shares of Huya, and will then consolidate financial statements of Huya, while JOYY holds 68,374,463 Class B ordinary shares of Huya, representing approximately 43.0% of the total voting power calculated based on the total issued and outstanding shares of Huya.
Pursuant to the 2017 Share Incentive Plan and option agreements with grantees, all of the share options shall be deemed vested and exercisable immediately in the event of a change of control, regardless of the vesting schedule. Accordingly, upon the aforementioned share transfer, options to purchase 8,343,527 Class A ordinary shares have been deemed vested and exercisable immediately, and share-based compensation expense of RMB
57.7

million has been immediately recognized.
2 8 .	Restricted net assets
Relevant PRC laws and regulations permit payments of dividends by the entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s entities in the PRC are required to annually appropriate 10% of their net after-tax
income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB307,139 and RMB380,164 as of December 31, 2018 and 2019. There are no differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company.

For the year ended December 31, 2019, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation
S-X
Rule
4-08
(e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2019 and the condensed financial information of the Company are not required to be presented.
F - 6
8