Form 20-F
period 2020-12-31
HUYA Inc.
filed 2021-04-27
CIK 1728190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020.
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
As of December 31, 2020, there were 235,848,162 ordinary shares outstanding, being the sum of
83,490,841
Class A ordinary shares (excluding
1,678,949
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
1934 from their obligations under those Sections
.
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
by a court.
☐  Yes    ☐  No

i

INTRODUCTION
Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;

•	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;

•	“DouYu” refers to DouYu International Holdings Limited (Nasdaq: DOYU);

•	“JOYY” refers to JOYY Inc. (Nasdaq: YY), formerly known as YY Inc.;

•
“MAUs”, or “monthly active users” for any period refers to the sum of users who accessed our platform through our mobile apps, our websites, our PC clients, or YY Client, a PC client offered by JOYY (before early January 2021 when we ceased offering content through YY Client), at least once during such relevant period. The calculations of our MAUs may not reflect the actual number of people who accessed our platform, such as it is possible that some people may use more than one device, or some people may share one device, or some people may access our platform through multiple channels. Average MAUs for any period is calculated by dividing (i) the sum of MAUs for each month during such relevant period, by (ii) the number of months during such relevant period;

•	“Merger” refers to the proposed merger with DouYu pursuant to the Merger Agreement;

•
“Merger Agreement” refers to the agreement and plan of merger, dated October 12, 2020, entered into among us, DouYu, Tiger Company Ltd. and, solely for the limited purposes set forth therein, Nectarine Investment Limited;

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

•
“paying users” for any period refers to the sum of user accounts that purchased various products and services on our platform at least once during such relevant period. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platform;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value $0.0001 per share;

•	“Tencent” refers to Tencent Holdings Limited and its subsidiaries;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States; and

•
“we,” “us,” “our company,” “our” and “Huya” refer to HUYA Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, also include its variable interest entity and its subsidiaries in the PRC.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.5250 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2020.
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
You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the live streaming market in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our ability to retain and increase the number of users, broadcasters, talent agencies and advertisers, and expand our product and service offerings;

•	competition in our industry;

•	general economic and business condition in China and elsewhere;

•	our ability to monetize the user base;

•	relevant laws, government policies, regulations, rules and guidelines relating to our industry;

•	the impact of the COVID-19 pandemic to our business operations and the economy in China and elsewhere generally;

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of us and DouYu to terminate the Merger Agreement;

•	the outcome of any legal proceedings that may be instituted against us, DouYu or our respective shareholders or directors in connection with the Merger;

•
the ability to obtain regulatory approvals and meet other closing conditions to the Merger, including the risk that regulatory approvals required for the Merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to our or DouYu’s business;

•	a delay in closing the Merger;

•	the ability to obtain approval by DouYu’s shareholders on the expected terms and schedule;

•	business disruptions from the Merger that will harm our or DouYu’s business, including current plans and operations;

•	potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger;

•	certain restrictions during the pendency of the Merger that may impact our or DouYu’s ability to pursue certain business opportunities or strategic transactions;

•	the ability of DouYu or us to retain and hire key personnel;

•	uncertainty as to the long-term value of our Class A ordinary shares following the Merger;

•	the continued availability of capital and financing following the Merger;

•	our ability to realize the intended synergies from the Merger; and

•	assumptions underlying or related to any of the foregoing.
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
A.     Selected Financial Data
Selected Consolidated Financial Data
The following selected consolidated statements of comprehensive (loss) income for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020, selected consolidated cash flows data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report beginning on page
F-1.
Our selected consolidated statements of comprehensive (loss) income for the years ended December 31, 2016 and 2017, selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 and selected consolidated cash flows data for the year ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below.

	For the year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, ADS, per share and per ADS data)
Selected Consolidated Statements of Comprehensive (Loss) Income:
Net revenues:
Live streaming	791,978	2,069,536	4,442,845	7,976,214	10,311,624	1,580,326
Advertising and others	4,926	115,280	220,595	398,287	602,750	92,375

Total net revenues	796,904	2,184,816	4,663,440	8,374,501	10,914,374	1,672,701

Cost of revenues (1)	(1,094,644)	(1,929,864)	(3,933,647)	(6,892,579)	(8,646,308)	(1,325,105)

Gross (loss) profit	(297,740)	254,952	729,793	1,481,922	2,268,066	347,596

Operating expenses:
Research and development expenses (1)	(188,334)	(170,160)	(265,152)	(508,714)	(734,261)	(112,530)
Sales and marketing expenses (1)	(68,746)	(87,292)	(189,207)	(438,396)	(558,012)	(85,519)
General and administrative expenses (1)	(71,325)	(101,995)	(287,710)	(352,824)	(445,006)	(68,200)

Total operating expenses	(328,405)	(359,447)	(742,069)	(1,299,934)	(1,737,279)	(266,249)

Other income	—	9,629	38,938	79,390	194,169	29,758

Operating (loss) income	(626,145)	(94,866)	26,662	261,378	724,956	111,105

Interest and short-term investments income	518	14,049	156,549	304,491	313,366	48,025
Fair value loss on derivative liabilities	—	—	(2,285,223)	—	—	—
Gain on fair value change of investment	—	—	—	—	2,160	331

Other non-operating expenses	—	—	—	—	(10,010)	(1,534)

Foreign currency exchange gains, net	—	—	51	1,157	2,056	315

(Loss) income before income tax benefits (expenses)	(625,627)	(80,817)	(2,101,961)	567,026	1,032,528	158,242

Income tax benefits (expenses)	—	—	50,943	(96,078)	(176,784)	(27,093)

(Loss) income before share of (loss) income in equity method investments, net of income taxes	(625,627)	(80,817)	(2,051,018)	470,948	855,744	131,149

Share of (loss) income in equity method investments, net of income taxes	—	(151)	113,329	(2,775)	28,414	4,355

Net (loss) income attributable to HUYA Inc.	(625,627)	(80,968)	(1,937,689)	468,173	884,158	135,504

Accretion to Series A redeemable convertible preferred shares	—	(19,842)	(71,628)	—	—	—
Deemed dividend to series A preferred shareholders	—	—	(496,995)	—	—	—

Net (loss) income attributable to ordinary shareholders	(625,627)	(100,810)	(2,506,312)	468,173	884,158	135,504

Net (loss) income	(625,627)	(80,968)	(1,937,689)	468,173	884,158	135,504

	For the year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, ADS, per share and per ADS data)
Foreign currency translation adjustments, net of nil tax	—	308	366,259	157,568	(451,873)	(69,253)

Total comprehensive (loss) income attributable to HUYA Inc.	(625,627)	(80,660)	(1,571,430)	625,741	432,285	66,251

Net (loss) income per ADS (2)
Basic	(6.26)	(1.01)	(15.02)	2.18	3.89	0.60
Diluted	(6.26)	(1.01)	(15.02)	2.02	3.71	0.57
Weighted average number of ADSs used in calculating net (loss) income per ADS
Basic	100,000,000	100,000,000	166,828,435	214,811,862	227,081,238	227,081,238
Diluted	100,000,000	100,000,000	166,828,435	232,024,961	238,631,613	238,631,613
Net (loss) income per ordinary share
Basic	(6.26)	(1.01)	(15.02)	2.18	3.89	0.60
Diluted	(6.26)	(1.01)	(15.02)	2.02	3.71	0.57
Weighted average number of ordinary shares used in calculating net (loss) income per ordinary share
Basic	100,000,000	100,000,000	166,828,435	214,811,862	227,081,238	227,081,238
Diluted	100,000,000	100,000,000	166,828,435	232,024,961	238,631,613	238,631,613

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
		(in thousands)
Cost of revenues	5,677	2,877	10,472	31,593	64,942	9,953
Research and development expenses	19,538	9,174	30,643	86,296	150,723	23,099
Sales and marketing expenses	326	791	1,832	5,919	9,879	1,514
General and administrative expenses	26,557	27,266	183,748	157,936	182,664	27,994

(2)	Each ADS represents one Class A ordinary share
The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	6,187	442,532	709,019	1,113,193	3,293,573	504,762
Short-term deposits	95,000	593,241	4,983,825	6,743,445	5,974,790	915,677
Short-term investments	—	—	300,162	2,219,531	1,206,539	184,910
Total current assets	156,101	1,250,307	6,595,187	10,591,820	11,270,938	1,727,347
Investments	—	10,299	219,827	379,424	467,206	71,602
Total assets	167,234	1,300,541	7,106,187	11,366,550	12,410,687	1,902,020
Total current liabilities	319,928	685,650	1,380,446	2,446,677	2,384,795	365,485
Total liabilities	331,621	730,674	1,461,180	2,681,700	2,633,909	403,664
Class A ordinary shares	—	1	29	44	55	8
Class B ordinary shares	—	66	104	100	100	15
Total shareholders’ (deficit) equity	(164,387)	60,199	5,645,007	8,684,850	9,776,778	1,498,356

The following table presents our selected cash flows data for the years indicated.

	For the year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flows Data
Net cash (used in)/provided by operating activities	(420,451)	242,444	717,461	1,945,414	1,239,874	190,019
Net cash (used in)/provided by investing activities	(96,135)	(559,561)	(4,567,452)	(3,684,971)	1,004,780	153,990
Net cash provided by financing activities	522,773	774,448	4,126,861	2,133,651	265,294	40,658
Net increase in cash and cash equivalents and restricted cash	6,187	457,331	276,870	394,094	2,509,948	384,667
Cash and cash equivalents and restricted cash at the beginning of the year	—	6,187	442,532	709,019	1,114,585	170,818
Effect of exchange rate changes on cash and cash equivalents and restricted cash	—	(20,986)	(10,383)	11,472	(166,071)	(25,453)

Cash and cash equivalents and restricted cash at the end of the year	6,187	442,532	709,019	1,114,585	3,458,462	530,032

B.	Capitalization and Indebtedness
Not Applicable.

C.	Reasons for the Offer and Use of Proceeds
Not Applicable.

D.	Risk Factors
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
In addition, in response to our users’ growing interests, we also have expanded our coverage into other entertainment content genres. We actively track viewership growth and community feedback to identify trending content and encourage our broadcasters and talent agencies to create content that caters to users’ constantly changing taste. We also cooperate with broadcasters, talent agencies and other video content creators to offer video content such as gameplay videos,
e-sports
videos, and other videos, to cater for the increasing needs for diversified content of our users. However, if we fail to continue to expand and diversify our content offerings, identify trending and popular genres, or maintain the quality of our content, we may experience decreased viewership and user engagement, which may materially and adversely affect our results of operations and financial conditions.
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
In addition, our growth and expansion have placed, and will continue to place, significant strain on our management and resources. This level of significant growth may not be sustainable or achievable at all in the future. We believe that our continued growth will depend on many factors, including our ability to develop new sources of revenues, diversify monetization methods, attract and retain users and content creators, increase user engagement, continue developing innovative technologies in response to user demand, increase brand awareness, expand into new market segments, and adjust to the rapidly changing regulatory environment in China. We cannot assure you that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.
We face competition in several major aspects of our business. If we fail to compete effectively, our business, results of operations and financial condition may be negatively impacted.
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
The internet industry in China is highly regulated. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Internet Information Services,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—Internet Publication and Cultural Products,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—Online Music and Entertainment” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Online Transmission of Audio—Visual Programs.” For example, an internet information service provider shall obtain an operating license, or the ICP License, from the Ministry of Industry and Information Technology, or MIIT, or its local counterparts before engaging in any commercial internet information services. Our PRC variable interest entity, Guangzhou Huya Information Technology Co., Ltd., or Guangzhou Huya, has obtained a valid ICP License for provision of internet information services, a radio and television program production and operating permit, a commercial performance license and an internet culture operation license for music products.
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
We operate our live streaming platform using a revenue model whereby users can get free access to live streaming of game or other types of content but have the options to purchase our products or services. We have generated, and expect to continue to generate, a substantial majority of our live streaming revenues using this revenue model. In 2018, 2019 and 2020, our live streaming revenues contributed to 95.3%, 95.2% and 94.5%
of our total net revenues, respectively. Although our live streaming business has experienced significant growth in recent years, we may not achieve a similar growth rate in the future, as the user demand for this service may change, decrease substantially or dissipate, or we may fail to anticipate and serve user demands effectively.
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
We offer advertising services primarily through contracts entered into with advertisers or third-party advertising agencies and by displaying advertisement on our platform or providing advertising integrated in the content offered on our live streaming platform. We also offer advertisements through cooperation with our popular broadcasters and other content creators. We cannot assure you that we will be able to attract or retain direct advertisers or advertising agencies. If we fail to retain and enhance our business relationships with these advertisers or third-party advertising agencies, or if our cooperation with broadcasters and other content creators to provide advertisements is not successful, we may suffer from a loss of advertisers and our business and results of operations may be materially and adversely affected. If we fail to retain existing advertisers and advertising agencies or attract new direct advertisers and advertising agencies or any of our current advertising methods or promotional activities becomes less effective, our business, financial condition and results of operations may be adversely affected.
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
We have incurred net losses in the past. We expect that we will continue to incur significant costs and expenses such as costs and expenses to retain and attract content creators, acquire content, grow our user base and generally expand our business operations, and research and development expenses and bandwidth costs to support our video functions, and personnel costs and expenses to attract and retain key employees, and investments to develop new businesses. We may again not be able to generate sufficient revenues to offset such costs and expenses to sustain profitability in the future. In addition, we expect to continue to invest heavily in our operations to maintain our current market position, support anticipated future growth and meet our expanded reporting and compliance obligations as a public company.
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
Our interactive live streaming platform enables users and broadcasters to exchange information and engage in various other online activities. We have required broadcasters, to complete the real-name registration. In August 2018, a notice jointly issued by National Office of Anti-Pornography and Illegal Publication and other five authorities called for the adoption of a real-name registration system for users. In November 2020, a notice issued by the National Radio and Television Administration sets forth real-name registration requirements for certain broadcasters and users. However, since there are no ancillary implementation rules or further guidances from regulatory authorities announced or notified to us so far, there are still considerable uncertainties in the interpretation and enforcement of such notices in actual practice. As such, we are unable to verify the sources of the information posted by our users. In addition, while we have consistently regulated and monitored the information and content displayed on our platform, because a majority of the communications on our platform is conducted in real time, we are unable to examine the content generated by users and broadcasters before they are posted or streamed. Therefore, it is possible that broadcasters and users may engage in illegal, obscene or incendiary conversations or activities, including publishing of inappropriate or illegal content that may be deemed unlawful under PRC laws and regulations on our platform. If any content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third-party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. We have occasionally received fines and been required to disgorge any illegal income earned for certain inappropriate content generated by broadcasters on our platform. Despite our efforts to closely monitor the content on our platform and the actions of our broadcasters, we may be subject to similar fines and penalties in the future. In addition, if the PRC authorities find that we have not adequately managed the content on our platform, they may impose other legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Internet Information Services.” Moreover, the costs of compliance may continue to increase when more content is made available on our platform as a result of our growing user base, which may adversely affect our results of operations. Furthermore, the distribution of inappropriate or illegal content by broadcasters may result in the suspension of broadcasters from our platform, which may materially and adversely impact our content offering and our attractiveness to users, thereby negatively impacting our business operations and financial results. In the event popular broadcasters are suspended from our platform as a result of inappropriate or illegal content, we may not be able to recoup or realize the expected returns on our investments made to engage such broadcasters.
Intensified government regulations, rules or guidelines of the internet industry in China could restrict our ability to maintain or increase the level of user traffic to our platform as well as our ability to tap into other market opportunities, and negatively impact our businesses, results of operations, or financial condition.
The PRC government has promulgated, in recent years, intensified regulations, rules, or guidelines on various aspects of the internet industry in China. For example, the PRC government adopted more stringent policies to monitor the online games industry due to negative public perception of addiction to online games, including policies for the protection of minors. On April 15, 2007, eight PRC government authorities, including the General Administration of Press and Publication, or the GAPP, the Ministry of Education, the Ministry of Public Security and the MIIT, issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. On October 25, 2019, the National Press and Publication Administration (the National Copyright Administration) issued the Circular of the National Press and Publication Administration on Preventing Minors from Developing Online Game Addictions, which took effect on November 1, 2019. The circular strictly controls the time slot and duration of online game use by minors. From 10:00 PM every day to 8:00 AM the next day, online game enterprises shall not provide game services for minors in any form. The duration of game services provided by online game enterprises for minors shall not exceed a cumulative total of three hours a day on statutory holidays or 1.5 hours on other days. If these restrictions expand to apply to adult game players in the future, it may lead to a decrease in the number or engagement of game players, which could adversely affect our game live streaming service and have a material effect on our results of operations. Furthermore, as of October 1, 2011, online game players in China are required to register and verify their names and identity card numbers with the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, before playing an online game. In August 2018, the National Office of Anti-Pornography and Illegal Publication, or the NOAPIP, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration and the Cyberspace Administration of China, jointly issued the Notice on Strengthen the Management of Live Streaming Service, which required the real-name registration system for users to be put in place by live streaming service providers. If this real-name registration system leads to a decrease in the number or engagement of game players, our results of operations may be materially and adversely affected. In addition, according to the Administrative Measures for Business Activities of Online Performances, or the Measures, issued by Ministry of Culture and Tourism on December 2, 2016 and took effect on January 1, 2017, online performance shall not use any online game product without content examination and approval number or filing number issued by competent administrative cultural authorities to present or narrate online game skills. Failure to abide by the Measures may result in substantial monetary fines. In cases of serious offense, online platforms may be ordered to cease its business for rectification or even have its Internet Culture Business Permit revoked. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Anti-fatigue Compliance System and Real-name Registration System.”

On November 12,2020, the National Radio and Television Administration promulgated the Notice on Strengthening the Administration of the Online Show Live Streaming and
E-commerce
Live Streaming (“Notice 78”), which sets forth registration requirements for platforms providing online show live streaming or
e-commerce
live streaming to have their information and business operations registered by November 30, 2020. Notice 78 also set forth requirements for certain live streaming businesses with respect to real-name registration, limits on user spending on virtual gifting, restrictions on minors on virtual gifting, live stream review personnel requirements, content tagging requirements, and other requirements. For example, Notice 78 requires live streaming platforms to set a limit to the amount of virtual gifts a user can send per day and per month, as well as the amount that can be gifted at any one time. However, there is currently no clear guidance as to what limits on virtual gifting spending will be imposed by the National Radio and Television Administration pursuant to Notice 78 and it is unclear how and to what degree any such limits would be imposed on different platforms. Furthermore, on February 9, 2021, the NOAPIP, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, or MCT (previously known as the Ministry of Culture), the National Radio and Television Administration, the Cyberspace Administration of China and the SAMR, jointly issued the Guiding Opinions on Strengthening the Management of Online Live Streaming (“Opinions 3”), which strengthens the positive guidance and management of the online broadcast industry, including standardizing the behavior of virtual gifting and promoting the classification of the live streaming accounts. For example, Opinions 3 requires live streaming platforms to reasonably limit the maximum amount of a single virtual gift and a single virtual gifting per time to remind the users whose daily consumption amount has triggered the corresponding threshold, and to set necessary cooling off period and deferred payment period. We are still in the process of obtaining further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under Notice 78 and Opinions 3 on our business. Any limits on user spending on virtual gifting ultimately imposed may negatively impact our revenues derived from virtual gifting and our results of operations. Any further rulemaking under Notice 78, Opinions 3 or other intensified regulation with respect to live streaming may increase our compliance burden in the live streaming business, and may have an adverse impact on our business and results of operations.
In addition, as the internet industry in China is still at a relatively early stage of development, new laws and regulations, rules or guidelines may be adopted from time to time to address new issues that come to the authorities’ attention. Some new laws, regulations, rules, or guidelines have or may in the future put additional restrictions on our users, broadcasters, content, product or service offerings, and may negatively impact our businesses, results of operations, or financial condition. For example, we are subject to a variety of regulatory restrictions concerning the age limit for broadcasters, as well as restrictions on our products’ features. The existing and future regulations rules and guidelines that could affect us are beyond our control, and their potential impact on us is difficult to predict. We may incur substantial financial, operational and managerial costs in response to and in anticipation to the relevant regulatory and policy risks, and we may not be able to effectively predict, estimate or manage those risks in a timely and cost-efficient manner. Furthermore, we may not timely obtain or maintain all the required licenses or approvals or to satisfy all the requirements posed by the authorities in the future. We also cannot assure you that we will be able to obtain the required licenses or approvals or to satisfy all the requirements posed by the authorities if we plan to expand into other internet businesses. If we fail to timely obtain or maintain any of the required licenses or approvals, we may be subject to various penalties, which may disrupt our business operations or derail our business strategy, and materially and adversely affect our business, financial condition and results of operations. See “—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet—based businesses in China, our business, financial condition and results of operations may be materially and adversely affected,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—Internet Information Services,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—Internet Publication and Cultural Products,” “Item 4. Information on the Company—B. Business Overview—Government Regulations—Online Music and Entertainment” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Online Transmission of Audio—Visual Programs.”
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

Furthermore, we may not have complete licenses for the copyrights underlying a portion of the content offered by us on our platform, and therefore we may be subject to third-party assertions of infringement or other violations by us of their copyright in connection with such content.
The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. Under relevant PRC laws and regulations, online service providers which provide storage space for users to upload works or links to other services or content could be held liable for copyright infringement under various circumstances, including situations where an online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes the copyrights of others and the provider realizes economic benefits from such infringement activities. In particular, there have been cases in China in which courts have found online service providers to be liable for the posting of copyrighted content by users which was accessible from and stored on such providers’ servers. For example, in August 2018, a game publisher filed a suit against us as a co-defendant,
claiming that one of our self-developed mobile games infringed the plaintiff’s licensed mobile game. The game publisher seeks RMB20 million in damages and requests us to remove each version of such game from our platform. In November 2020, a local PRC court in charge of this case passed a first-instance judgment which was unfavorable to us and in this judgment, the court held that one of our self-developed mobile games infringed the copyright of plaintiff’s licensed mobile game and our actions constitute unfair competition. The court also held that we should pay the game publisher RMB20 million in damages and stop all the actions relative to unfair competition. We believe the claims lack merit and have already appealed against the judgment of the first-instance. This case is on appeal and still pending.
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
In addition, we may also be subject to allegations that are associated with the broadcasters and talent agencies on our platform. For example, in August 2019, a game live streaming platform filed a suit against a broadcaster and us as co-defendant,
claiming that we recruited such broadcaster from their platform by improper means and performed confusing acts. The game live streaming platform sought RMB50 million in damages from the broadcaster and us, and requested us to cease recruiting broadcaster from their platform and performing the confusing acts. The plaintiff later withdrew the suit. In 2020, we also prevailed in a few other similar cases where the court rejected the plaintiff’s claims. However, we have been involved and may in the future be involved in more cases with similar facts or claims. Regardless of the merits of such cases, if the final outcome is unfavorable to us, we may suffer certain damage to our financial position and reputation.
Although we have required our users to post only legally compliant and inoffensive materials and have set up screening procedures, our screening procedures may fail to screen out all potentially offensive or non-compliant
user-generated content and, even if properly screened, a third party may still find user-generated content posted on our platform offensive and take action against us in connection with such content. In addition, we have entered into revenue-sharing arrangements with broadcasters and talent agencies on our platform, and we cannot assure you that PRC courts will not view these broadcasters or talent agencies as our employees or agents, deem us to have control over their activities on our platform and the content they upload or otherwise make available on our platform, determine that we have knowingly uploaded such infringing content on our platform and hold us directly liable for their infringement activities on our platform. We may also face litigations or administrative actions for defamation, negligence or other purported injuries resulting from the content we provide or the nature of our services. Such litigations and administrative actions, with or without merits, may be expensive and time-consuming, resulting in significant diversion of resources and management attention from our business operations, and adversely affect our brand image and reputation. Separately, as our business expands, the cost of carrying out these procedures and obtaining authorization and licenses for the growing content on our platform may increase, which may potentially have material and adverse effects on our results of operations.

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
We may not be able to procure sufficient bandwidth in a timely manner or on acceptable price and other terms or at all. Failure to do so may significantly impair user experience on our platform, decrease the overall effectiveness of our platform to users, broadcasters, talent agencies and advertisers, and increase costs and expenses. Our IT systems and content delivery network, or CDN, are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our IT systems. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes and cybersecurity-related threats as follows:

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
In addition, we process transactions of almost all of our services through third-party online payment systems. Most of our users use online payment systems, such as WeChat Pay and Alipay, to make payments for various products and services on our platform. If any of these third-party online payment systems suffer from security breaches, users may lose confidence in such payment systems and refrain from purchasing our products and services online, in which case our results of operations would be negatively impacted. See
“-The
security of operations of, and fees charged by, third-party online payment platforms may have a material adverse effect on our business and results of operations.”
Furthermore, such third-party online payment systems are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations in China, which require them to comply with certain anti-money laundering requirements, including the establishment of a customer identification procedure, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. If a third-party payment system fails to perform its anti-money laundering obligations, it may be subject to fines or other proceedings in accordance with the relevant regulations. If any of such third-party payment system fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material and adverse effect on our business, financial condition, results of operations and prospects.
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
Concerns or claims about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. We apply strict management and protection for any information provided by users and, under our privacy policy, without our users’ prior consent, we will not provide any of our users’ personal information to any unrelated third party. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is used or shared with advertisers or others may adversely affect our ability to share certain data with advertisers or others, which may limit certain methods of targeted advertising or our cooperation with other business partners. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower registered, active or paying user numbers on our platform. For example, if the PRC government authorities require real-name registration system for users of our platform with stricter and higher standards, the growth of our user numbers may slow down and our business, financial condition and results of operations may be adversely affected. See “-Risks Related to Our Corporate
Structure-We
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
In China, the validity period of utility model patent rights or design patent rights is ten years and not extendable. Currently, we have 262 registered patents, 1,093 patent applications pending in China and 51 additional patent applications under the patent cooperation treaty. We also have obtained a royalty-free and exclusive license from Guangzhou Huaduo Network Technology Co., Ltd., or Guangzhou Huaduo, to use 42 patents, 10 of which are under application. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with sufficient protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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
COVID-19
has had a severe and negative impact on the Chinese and the global economy starting from the first quarter of 2020, and such impact persists as of the date of this annual report. Whether this will lead to a continued downturn in the economy is still unknown. Chinese and global macroeconomic environment is facing numerous challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. The tensions between China and the U.S. and other countries have intensified especially since
COVID-19.
See “-Risks Related to Doing Business in China-Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.” Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.
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

In addition, when appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the operational and financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, assets impairment loss, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.
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
To grow our business and remain competitive, we may require additional capital from time to time for our daily operation. For example, in November, 2020, we entered into an agreement to obtain the usage right to a piece of land in Guangdong Province on which we intend to develop office space. See “Item 4. Information on the Company-E. Property, Plants and Equipment.” A significant amount of capital will be required for such development. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our market position and competitiveness in the live streaming service, in particular, game live streaming;

•	our future profitability, overall financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by live streaming and other internet companies in China;

•	foreign currency restrictions; and

•	economic, political and other conditions in China and internationally, including the continuous impact of the COVID-19 outbreak.
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
We face risks related to natural disasters, health epidemics, and other outbreaks, such as the COVID-19 pandemic, which could significantly disrupt our operations.
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
Certain aspects of our business have been adversely affected by the COVID-19 outbreak. Since the initial outbreak in early 2020, a number of major e-sports tournaments and game events have been canceled, delayed, shifted to online-only format or otherwise disrupted. For example, competitions of League of Legends Pro League Spring 2020 in China were rescheduled and the related marketing plans rearranged. Consequently, our broadcasting and business plans in connection with these tournaments were also disrupted, and we incurred additional managerial, operational and financial resources to make necessary accommodations. The outbreak became largely under control in China in the latter half of 2020, but starting from the fourth quarter of 2020 and extending to the first quarter of 2021, new instances of COVID-19 infections emerged in various regions of China, and varying levels of travel restrictions have been reinstated. If a second wave of COVID-19 in China takes place, or the global spread of COVID-19 and deterioration cannot be contained, our business and results of operations may be further adversely affected. In addition, a potential resurgence of COVID-19 may cause closure of our offices and/or those of our partners such as internet cafes or talent agencies, suspension of services such as mourning days, and travel restrictions and limits on access to public venues. We maintain corporate offices in a number of cities in China that have been severely affected by the outbreak, including Guangzhou and Beijing. An economic slowdown in China and globally may decrease the consumption in online entertainment, and our users’ spending on our platforms may be decreased. As a result of any of the above developments, our business, financial condition and results of operations in China and overseas markets may be further adversely affected by the COVID-19 outbreak. The full extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain the coronavirus or treat its impact, among others.
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
On April 3, 2020, Linen Investment Limited, a wholly-owned subsidiary of Tencent, exercised its option to acquire 16,523,819 Class B ordinary shares for an aggregate purchase price of US$262.6 million in cash from JOYY. On October 12, 2020, Linen Investment Limited entered into a share transfer agreement with certain affiliates of Mr. Rongjie Dong to purchase an additional 1,970,804 Class B ordinary shares, which transfer will be completed immediately before the closing of the our proposed Merger with DouYu, subject to the satisfaction of customary closing conditions. As of March 31, 2021, Tencent held 69.7% voting power in us calculated based on our total issued and outstanding shares. Tencent’s voting power gives it the power to control over certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NYSE requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.
Tencent’s voting control may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that would be beneficial to you. For example, Tencent’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. Tencent is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. If Tencent is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of Tencent, and may do so in a manner that could vary significantly from that of Tencent. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. See
“-We
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

If we are no longer able to benefit from our business cooperation with Tencent, our business may be adversely affected.
Tencent, our controlling shareholder and strategic partner, is one of the largest internet companies in the world. Our business has benefited from our cooperation with Tencent. We cooperate with Tencent in a number of areas, such as content licensing, IT infrastructure and payment services. We cannot assure you that we will continue to benefit from our cooperation with Tencent and its affiliates in the future. To the extent we cannot maintain our cooperative relationships with Tencent on terms favorable to us or at all, including due to Tencent ceasing to be our controlling shareholder for any reason, we would need to source other business partners to provide replacement services. We cannot assure you that we will be able to find such partners or services on terms favorable to us or at all. Failure to do so could result in material and adverse effects on our business and results of operations.
If our collaboration with JOYY is terminated or curtailed, or if we are no longer able to benefit from the support of JOYY, our business may be adversely affected.
JOYY is a leading live streaming social media platform in China, and our game live streaming business has benefited from its experience, resources and influence in the live streaming industry and technological know-how.
Although we have entered into a business cooperation agreement with JOYY with respect to our future cooperation and a series of agreements with JOYY with respect to certain parts of our operations, such as premises lease and patent license, we cannot assure you that we will continue to receive the same level of support from JOYY as we are no longer consolidated by JOYY. Also, failure to properly implement our business cooperation arrangement with JOYY or to realize the intended benefits we anticipated from our business cooperation with JOYY may adversely affect our business and results of operations.
We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
We are a “controlled company” as defined under the NYSE Listed Company Manual because Tencent owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and have relied on, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors, an exemption from the rule that we have to establish a nominating committee composed entirely of independent directors and an exemption from the rule that we have to establish a compensation committee that is composed entirely of independent directors. We may choose to rely on additional exemptions available to controlled companies in the future, including without limitation appointing non-independent
directors to one or more board committees, to the extent permitted by relevant laws and regulations. For example, our compensation committee and our nominating committee are not composed entirely of independent directors. See “Item 6. Directors, Senior Management and
Employees-C.
Board Practices.” As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
Risks Related to the Proposed Merger with DouYu
In addition to the risk factor below, those risk factors set forth in Amendment No. 1 to the Registration Statement on Form
F-4
(Registration
No. 333-250016)
filed with the United States Securities and Exchange Commission on January 29, 2021 in the sections “Risk Factors—Risks Related to the Merger” and “Risk Factors—Risks Related to an Investment in Huya Class A shares and Huya ADSs” are incorporated herein by reference.
Failure to complete the proposed Merger with DouYu, in a timely manner or at all, could disrupt our business plan and operations and have a material adverse effect on the trading price of our ADSs.
On October 12, 2020, we entered into the Merger Agreement with DouYu and other parties thereto. Completion of the Merger is subject to closing conditions, including receipt of the required DouYu shareholder approval and the effectiveness of the Registration Statement on Form F-4, as amended, filed by us with the SEC on November 10, 2020 and certain regulatory approvals, among other things. The Merger Agreement may be terminated in certain circumstances, including if the Merger shall not have been consummated by July 12, 2021, subject to an automatic three-month extension under certain circumstances, or if there is in effect any final and non-appealable governmental order, judgment, writ, injunction, decree or ruling that permanently enjoins or prohibits the consummation of the Merger or imposes certain non-required remedy.
In particular, completion of the Merger is subject to receipt of clearance from the State Administration for Market Regulation, or the SAMR, the PRC regulatory authority responsible for merger control. We have filed an application for antitrust review with the SAMR. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful. There can be no assurance that that these regulatory clearances and approvals will be timely obtained, obtained at all or that the granting of these regulatory clearances and approvals will not involve the imposition of additional conditions on the completion of the Merger. Any antitrust filing imposed by the SAMR may be time consuming and may have the effect of delaying or bringing uncertainty to the consummation of the Merger, imposing additional costs on us and requiring commitment of management resources. In addition, we have incurred and expect to continue to incur significant costs in connection with the Merger, while at the same time the anticipated benefits from the Merger may not materialize as expected, or at all. We may encounter significant challenges with successfully integrating and realizing the anticipated benefits of the Merger.
Failure to complete the Merger on the expected schedule or at all would require us to revise our business plan and could otherwise have a material adverse effect on our business and ADS trading price. Moreover, if the Merger is not completed, we will be subject to several risks, including having to pay certain costs relating to the Merger, the possibility of needing to pay a significant termination fee to the other party, and our management team having our focus diverted from pursuing other opportunities that could be beneficial to us, without realizing any of the benefits that might have resulted had the Merger been completed.

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
As of March 31, 2021, our controlling shareholder Tencent held 69.7% voting power in us calculated based on our total issued and outstanding shares. In addition, the shareholder of our variable interest entity, Guangzhou Huya, is Linzhi Tencent Technology Co., Ltd., or Linzhi Tencent, which owns 100% of the equity interests in Guangzhou Huya.
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
Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. In 2016, 2017, 2018, 2019 and 2020, the Chinese regulatory authorities initiated the “Clean Up the Internet 2016,” “Clean Up the Internet 2017,” “Clean Up the Internet 2018,” “Clean Up the Internet 2019,” and “Clean Up the Internet 2020” campaigns, respectively, aiming to eliminate pornographic information and content in the Internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. During the campaigns, relevant government authorities have taken various measures such as shutting down websites, removing links, closing accounts, seizing publications and closing down mobile apps that contain illegal, harmful or obscene information.
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

•
There are uncertainties relating to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations and its implementation in actual practice. Permits, licenses or operations at some of our subsidiaries and PRC variable interest entity levels may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “Risks Related to Our Business and Our
Industry-If
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
If we were to be involved in anti-monopoly and competition laws and regulations related scrutiny or action, governmental agencies and regulators may, among other things, prohibit future acquisitions, divestitures, or combinations we plan to make, impose significant fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify our operations. See “—Risks Related to the Proposed Merger with DouYu—Failure to complete the proposed Merger with DouYu, in a timely manner or at all, could disrupt our business plan and operations and have a material adverse effect on the trading price of our ADSs.” The anti-monopoly regulators may also issue implementation rules or guidelines from time to time to reinforce their regulation on certain industrial sectors. For instance, on February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day, aiming at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Guideline intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related merchants and service providers on online platforms, i.e. unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data
driven tailored pricing through their online behavior to eliminate or limit market competition. As of the date of this document, we have not been subject to any regulatory actions or investigations in connection with anti-monopoly and we do not expect that the Guideline will have a material impact on our business. However, as the Guideline is newly enacted, there remains uncertainties as to how the Guideline will be implemented, and we cannot assure you that the governmental authorities will not take an opposite opinion. Any failure or perceived failure by us to comply with the Guideline and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board, or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.
On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a
“non-inspection”
year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.
The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.
The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded
“over-the-counter”
earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.
The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.
Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have for virtual assets.
While participating on our platform, our users acquire, purchase and accumulate some virtual assets, such as gifts or certain status. Such virtual assets can be important to users and have monetary value and, in some cases, are sold for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the user account of one user by other users and occasionally through data loss caused by delay of network service, network crash or hacking activities. Other than the Civil Code of the People’s Republic of China, which was passed by the National People’s Congress on May 28, 2020 and took effect on January 1, 2021, and prescribes that network virtual property will be protected according to the laws and regulations stipulating the protection of such property, the Chinese government has not yet enacted any specific laws regarding virtual property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of live streaming platform such as us would have any liability, whether in contract, tort or otherwise, to users or other interested parties, for loss of such virtual assets. Based on recent PRC court judgments, the courts have typically held online platform operators liable for losses of virtual assets by platform users, and ordered online platform operators to return the lost virtual items to users or pay damages and losses. In case of a loss of virtual assets, we may be sued by our users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.
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

As of the date of this annual report, our proposed Merger with DouYu is still under the SAMR merger control review. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that it is unlikely that our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.
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
Any loans by us to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the competent local counterpart of the State Administration of Foreign Exchange of the PRC, or SAFE, or filed with SAFE in its information system. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be filed with the Ministry of Commerce of the PRC, or MOFCOM, and the State Administration for Market Regulation of the PRC, or SAMR, or their local counterparts. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our VIEs, which are PRC domestic companies. Further, we are not likely to finance the activities of our VIEs by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet content services.
Pursuant to the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19 which became effective on June 1, 2015 and the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16 which was promulgated in June 2016, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the
“conversion-at-will”
system for foreign currency settlement. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. According to SAFE Circular 19 and SAFE Circular 16, such Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, it is still not clear whether foreign-invested enterprises like our PRC subsidiaries are allowed to extend intercompany loans to our VIEs. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross- Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. As SAFE Circular 28 is new and the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Foreign Exchange.”
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
We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiary which in turn relies on consulting and other fees paid by our PRC variable interest entity for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated after-tax
profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiary is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2020, we made appropriations of RMB122.4 million (US$18.8 million) to statutory reserves. Furthermore, if our PRC subsidiary, variable interest entity and its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident
enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident
enterprises are incorporated. As of December 31, 2020, the undistributed earnings and reserves of our subsidiaries and consolidated affiliated entities located in the PRC are considered to be indefinitely reinvested, because we do not have any present plan to pay cash dividends on our common shares in the foreseeable future and intends to retain most of our available funds and any future earnings for use in the operation and expansion of our business.
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

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.
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
Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We presently lease six premises in China, and the landlords of these premises have not completed the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.
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
Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.
There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the “Phase One” agreement was signed between the United States and China on trade matters, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. The situation is further complicated by the political tensions between the United States and China that escalated during the
COVID-19
pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation and sanctions and restrictions imposed by the U.S. government on Chinese companies and citizens. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the MOFCOM published Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures on January 9, 2021, which applies to cases where the extraterritorial application of foreign laws and measures violates international law and basic norms of international relations, and improperly prohibits or restricts PRC citizens, legal persons or other organizations from conducting normal economic, trade and related activities with third countries (regions) and their citizens, legal persons or other organizations. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition, and results of operations.
We have an international business and may continue to expand our global footprint in the future. Any rising trade and political tensions or unfavorable government policies on international trade and Chinese companies could impact our competitive position or hinder our commercial activities in certain countries. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

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
As of March 31, 2021, Tencent and JOYY, our major shareholders, beneficially owned 73.5% and 25.2% of our issued and outstanding Class B ordinary shares, respectively, which constituted 47.4% and 16.2%, respectively, of our total issued and outstanding share capital, and 69.7% and 23.9%, respectively of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.
S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.
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
Because we do not expect to pay dividends in the foreseeable future other than the dividend expected to be paid on or around the closing date of the proposed Merger with DouYu, you must rely on price appreciation of our ADSs for return on your investment.
With the exception of the dividend in the total amount of US$200,000,000 to be paid on or around the closing date of our proposed Merger with DouYu (the “Closing Dividend”), we currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future other than the Closing Dividend. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income other than the expected income from the Closing Dividend.
Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs except for the Closing Dividend. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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
As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares representing your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares representing your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares representing your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our fourth amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, you may not receive sufficient advance notice enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date of the general meeting to allow you to vote with respect to any specific matter. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will use its best endeavors to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.
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
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
We adopted our stock incentive plan, or the 2017 Share Incentive Plan, in July 2017, for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We adopted an amended and restated 2017 share incentive plan in March 2018, or the Amended and Restated 2017 Plan. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. Under the Amended and Restated 2017 Plan, we are authorized to grant options to purchase Class A ordinary shares of our company and restricted share units to receive Class A ordinary shares. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2017 Plan is 28,394,117. As of March 31, 2021, options to purchase 573,553 Class A ordinary shares have been granted and are outstanding, and 7,116,876 restricted share units have been granted and are outstanding. For the fiscal year ended 2020, we recorded share-based compensation of RMB408.2 million (US$62.6 million), related to the Amended and Restated 2017 Plan.
On April 3, 2020, Linen Investment Limited exercised its option to acquire 16,523,819 Class B ordinary shares from JOYY and became our controlling shareholder. Pursuant to the 2017 Share Incentive Plan and option agreements with grantees, all of the share options shall be deemed vested and exercisable immediately in the event of a change of control, regardless of the vesting schedule. Accordingly, upon the aforementioned share transfer, options to purchase 8,343,527 Class A ordinary shares were deemed vested and exercisable immediately, and share-based compensation expense of RMB57.7 million (US$8.8 million) was immediately recognized.
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
We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (generally as determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat our variable interest entity (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our variable interest entity (including its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2020, and we do not expect to be a PFIC for the current taxable year or in the foreseeable future.
While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our assets, including goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time-to-time,
which may be volatile). We cannot assure you of our PFIC status for any taxable year. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our variable interest entity for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.
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
On April 3, 2020, Linen Investment Limited exercised its option to acquire 16,523,819 Class B ordinary shares for an aggregate purchase price of US$262.6 million in cash from JOYY. As a result of the closing of the transaction, Tencent became our controlling shareholder.
On May 15, 2020, we held an extraordinary general meeting of shareholders, at which our shareholders approved the fourth amended and restated memorandum and articles of association.
On October 12, 2020, we entered into the Merger Agreement with DouYu and other parties thereto. See “—B. Proposed Merger with DouYu”.
We are a holding company and we currently conduct our business in China mainly through Huya Technology and its subsidiary, Hainan Huya Entertainment Information Technology Co., Ltd., or Hainan Huya, and our variable interest entity, Guangzhou Huya, and its subsidiaries. See “Item 3. Key
Information-D.
Risk Factors-Risks Related to Our Corporate Structure.” We rely principally on dividends and other distributions from Huya Technology and Guangzhou Huya for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Guangzhou Huya holds an ICP License and other permits that are necessary for operating our business in China.
Our principal executive offices are located at Building A3,
E-Park,
280 Hanxi Road, Panyu District, Guangzhou, 511446, the People’s Republic of China. Our telephone number at this address is +86 (20) 2290-7888. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website
http://ir.huya.com
. The information contained on our website is not a part of this annual report.
B. Proposed Merger with DouYu
On October 12, 2020, we entered into the Merger Agreement with DouYu, Tiger Company Ltd., a newly formed company with limited liability incorporated under the laws of the Cayman Islands and our direct wholly owned subsidiary, and, solely for the limited purposes set forth therein, Nectarine Investment Limited, a wholly owned subsidiary of Tencent. Pursuant to the Merger Agreement, we will acquire all the outstanding shares of DouYu, including ordinary shares represented by American depositary shares, through a stock-for-stock
merger. Descriptions about the Merger Agreement and the proposed Merger set forth in Amendment No. 1 to the Registration Statement on Form
F-4
(Registration
No. 333-250016)
filed with the United States Securities and Exchange Commission on January 29, 2021 are incorporated herein by reference.
C. Business Overview
We are a leading game live streaming platform in China. Leveraging our advantages as a pioneer and leader in the game live streaming market in China, we have successfully emerged as one of the leading content-centric platforms with powerful content development capabilities. Our commitment to providing strong support and resources to broadcasters and talent agencies allows us to offer high-quality content from diversified sources. Through close cooperation with
e-sports
tournament and game event organizers, as well as major game developers and publishers, we have developed
e-sports
live streaming as one of the most popular content genres on our platform. In addition to rich content in game and
e-sports
genres, we also offer
non-game
entertainment content, such as talent shows, anime, outdoor activities, live chats, and online theater. Having high-quality content from numerous sources and in different genres enables us to continuously provide users with superior experience and enhance user stickiness to our platform. Building on our success in China, we have started to expand our operations overseas since May 2018 mainly through Nimo TV, that operates game live streaming primarily in Southeast Asia, Middle East and Latin America.
We have created an engaged, interactive and immersive community for game enthusiasts of the young generation. With our rich and high-quality game live streaming content, we have become a central hub with top-of-mind
brand awareness for game lovers who share common interests to connect and share their passion on our platform. Our users interact with one another with the support of our platform’s wide array of attractive social functions, such as bullet chatting, real-time commenting and gifting. Such real-time interactions on our platform cultivate a strong sense of belonging, which effectively increases our user stickiness, forming a solid user base for the consumption of our other non-game
content.
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

Our Users
Our user base consists mainly of the young generation, who are generally more open-minded and tech-savvy, with an interest in games and other forms of entertainment. As we have gradually expanded and enriched our content offerings, we have been able to expand our user base. The average MAUs of Huya Live grew to 178.5 million in the fourth quarter of 2020 from 150.2 million in the fourth quarter of 2019; and the average mobile MAUs of Huya Live in the fourth quarter of 2020 reached 79.5 million, compared to 61.6 million in the fourth quarter of 2019.
Users may watch live streams on our platform without registration. However, only registered users can enjoy certain popular interactive social features, such as bullet chatting, messaging, following their favorite broadcasters, and purchase various services and products on our platform. Furthermore, registered users can purchase our Noble membership to enjoy additional premium status and features.
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
Some of our live streaming content are also available across various Tencent products, such as WeGame, WeChat Game Center, QQ Mobile Game Center, and League of Legends, etc. The average MAUs who watched our live streaming content from those Tencent’s products are not counted in our reported MAUs of Huya Live.
Our Content
We offer comprehensive live streaming content with a primary focus on games. Game live streaming has been a key content offering of our platform since our inception. In response to users’ growing interests, we also encourage our broadcasters to create and share other entertainment content, which encompasses talent shows, anime, outdoor activities, live chats, online theater, and other genres. We have leveraged big data and AI technology to analyze our users’ viewing preferences and make more accurate content recommendations. Our content library is constantly evolving and growing and enjoys an integration of user-generated content, professional-user-generated content and professionally-generated content. While broadcasters are the focal points of the live streams, the viewers themselves introduce additional meaning and context to the content when they express themselves to broadcasters or other viewers, thus creating a dynamic content.
In addition to live streaming content, we also cooperate with broadcasters, talent agencies and other video content creators to offer video content such as gameplay videos,
e-sports
videos, and other videos, to cater for the increasing needs for diversified content of our users.
Games
Live streaming of game content, such as gameplay,
e-sports
tournaments and game events, has attracted a large number of users on our platform. Leveraging our close relationship with game developers and publishers as well as popular game broadcasters,
e-sports
leagues and players, we are able to consistently offer high-quality and engaging game live streams to our users. We actively track viewership growth and community feedback with respect to new game titles to identify trending games and allocate our broadcaster resources accordingly ahead of emerging surge in demand of such game content. As of December 31, 2020, our live streaming content covered over 4,000 games, compared to over 3,800 games as of December 31, 2019. In 2020, our broadcasters had a total of 163.1 million streaming hours of game content on our platform, compared to 133.0 million streaming hours in 2019.
E-sports
have been a fast growing content genre on our platform, as
e-sports
appeal to game enthusiasts due to their competitive nature and exciting viewing experiences. Among the game titles streamed on our platform, League of Legends, King of Glory, PeaceKeeper Elite and PlayerUnknown’s Battlegrounds, all being
e-
sports games, were the four most watched in terms of total viewing time in 2020. We closely cooperate with
e-sports
tournament and game event organizers, game developers and game publishers to identify trending
e-sports
competitions and secure live streaming rights of matches and tournaments favored by our community. For example, in January 2020, we acquired the exclusive broadcasting rights in China for
League of Legends Champions Korea
from 2020 to 2022, and
League of Legends Championship Series
and
League of Legends European Championship
for 2020. In April 2020, we obtained the exclusive broadcasting rights in China for the
National Electronic Sports Tournament 2020
. In April 2021, we acquired the exclusive broadcasting rights in China for
League of Legends Pro League
from 2021 to 2025. Securing the exclusive broadcasting rights for these major world-class
e-sports
tournaments further demonstrates our platform’s brand value and influence in China’s
e-sports
industry. We provided live streaming services for over 400 third-party
e-sports
tournaments and game events in 2020, over some of which we have also obtained exclusive broadcasting rights. We also continued to proactively produce our self-organized
e-sports
tournaments and game events that further complement the viewing experiences of game enthusiasts.
Huya Tianming Cup
, a PlayerUnknown’s Battlegrounds tournament,
Huya
All-Star
Cup
, a Peacekeeper Elite tournament, and
Huya Mobile Game Arena
, a comprehensive mobile game events are among the most popular self-produced
e-sports
tournaments and game events in 2020.

Other Entertainment Content
To accommodate our users’ diverse interests, we have expanded our coverage to include a wide spectrum of other entertainment content, such as talent shows, anime, outdoor activities, live chats, and online theater. In 2020, our broadcasters had a total of 43.5 million streaming hours of such other entertainment content on our platform, compared to 32.4 million streaming hours in 2019. We will continue to diversify our content offerings to provide a one-stop
live streaming entertainment platform for our users in order to enhance their stickiness and deepen their ongoing engagement.
We also continued to offer our own original content produced in-house
or in collaboration with quality third-party partners. In 2020, we produced a number of popular shows such as
All-Star
Idol Academy
, a talent show,
Godlie
, a long-standing Werewolf game show, and three seasons of
Huya Kungfu Carnival
, a mixed martial arts competition, which helped us attract new users on a broader scale and increased user engagement.
In 2020, we live streamed 130 self-produced
e-sports
tournaments and game events, and original entertainment shows.
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
We manage, support and promote our broadcasters based on their respective level of popularity and quality of content. For the most popular broadcasters, we cooperate with them and their talent agencies to develop individualized promotion strategies and help them continue to generate top-quality
content. We also utilize our data analytic capability to identify broadcasters that have shown great potential, based on ranking and popularity trends, and devote appropriate resources to them. Leveraging our strong data analytic capability and AI enabled technology, we are able to recommend content generated by promising broadcasters to interested users, thus bringing increasing user traffic and improving their popularity. We are also committed to nurturing and promoting our amateur broadcasters, which we believe is important for the sustainable growth of our broadcaster community and the development of our diversified content. We help those amateur broadcasters improve their content quality as well as their attractiveness on our platform by providing technical support and pairing them with talent agencies if necessary. We also allow broadcasters to upload their recorded video clips to our platform, and we selectively record and edit live streaming gameplays of certain popular broadcasters and turn them into video clip highlights.
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
We generally manage our broadcasters through cooperation with talent agencies. Talent agencies are involved in every step of the broadcaster development process—from recruitment and live streaming training, to promotion strategies. We provide guidance on content monitoring, compliance and corporate governance training to talent agencies to improve their management efficiency and quality and ensure their healthy development. We also have a series of rules, guidelines and policies in place to regulate and manage talent agencies that cooperate with us. Talent agencies are required to provide ongoing compliance trainings to broadcasters under their management as well as monitor and review relevant streams. Talent agency can join our platform by registering with us online. Certain talent agencies with the capacity to produce a large volume of high-quality content and manage a considerable pool of talent may be recognized as platinum talent agencies upon our thorough assessment of their qualifications and broadcaster portfolios. We provide platinum talent agencies with additional resources to promote and develop their broadcasters. As of December 31, 2020, we had over 2,800 platinum talent agencies that managed over 528,000 broadcasters on our platform, compared to over 2,400 platinum talent agencies that managed over 367,000 broadcasters on our platform as of December 31, 2019.
Our Platform
Our platform includes our mobile apps, websites, and PC clients through which users can access our content anywhere, anytime. Users could also access our content through YY Client, a PC client offered by JOYY, before we ceased offering content through YY Client in early January 2021. We offer a variety of features, tools and services to our users on our platform. Viewers primarily access our platform through our “
Huya Live
” mobile app, including its associated mini programs, our website “
www.huya.com
”, or our PC clients. Broadcasters primarily live stream through our “
Huya Assistant
” and “
Huya Mobile Game
” mobile apps and our PC clients. Our mobile apps are primarily available for download from Apple app store and various Android app stores of smart devices.
We also expanded our platform to serve overseas users in 2018. In May 2018, we launched Nimo TV that operates game live streaming primarily in Southeast Asia, Middle East and Latin America. Users and broadcasters overseas primarily access our platform through our
“Nimo TV
” mobile app or our websites
“www.nimo.tv”
.
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

Watching and following
. Watching live streams is the main function of our platform. Video resolution and quality of live streams are adjusted automatically based on the users’ internet connection quality. When watching a live stream, users may choose to follow a broadcaster through our following feature and receive notification in the future when the broadcaster starts streaming. Users are also able to share links to live streams on other social media platforms. For
e-sport
tournaments and game events content, we also provide features such as live event instant playback and video clip generation and sharing. Users may choose any specific time interval within a live event to replay, mark the event highlights and generate video clips from live streams to share on other social media platforms.
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
Purchasing and gifting
. Users can make purchases on our platform to send virtual gifts to broadcasters, or to enjoy privileges and rights, or to receive other products or services. See “—Monetization—Live Streaming.” Purchases could be made conveniently through our mobile apps, websites and PC clients. We cooperate with payment platforms such as WeChat Pay and AliPay in handling payments made on our platform.
Features for Broadcasters
We provide handy tools for our broadcasters to create quality content. We have designed a series of dedicated mobile apps and PC client for our broadcasters, enabling them to live stream anytime, anywhere. The basic broadcaster features of our platform include streaming and uploading, and analytical tools.
Streaming and uploading
. Our mobile apps and PC client are compatible with
built-in
cameras on smart devices and professional high-resolution digital cameras. Broadcasters may live stream in studios with professional equipment, or simply share their life moments with their mobile phones at any location. Our apps and PC client allow broadcasters to transmit multi-media content to our users real-time through our server. Broadcasters can add a variety of visual and audio effects to their live streams at their own choice. In addition, broadcasters and video content creators can leverage our video editing functions and upload the video clips on our platforms.
Analytical tools
. Our mobile apps and PC client for broadcasters provide certain analytical data, such as statistics of viewer and follower numbers, comments and bullet chats. Such analytical data enable our broadcasters to monitor user reactions and feedbacks so as to improve their performance.
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
There are various forms of advertising on our platform. We offer display advertisements, which include (i) background advertisements that appear on the side of a live stream screen, (ii) advertisements placed in various areas of our platform, and (iii) advertisements placed on the launch screen of our mobile apps. We also offer native advertisements through providing monetary incentives to our popular broadcasters in exchange for product placement or game promotion in their live streams. We also utilize our integrated platform to provide event-driven advertising solutions for advertisers such as advertising campaigns during
e-sports
tournaments and game events. We strive to creatively design tailored advertising campaigns for advertisers without compromising user experience. We focus on content, style, design and interactive features of the advertisements so that they will not be disruptive to our users. Leveraging our strong brand recognition and our premium content and broadcasters, we launched our first advertising distribution platform in August 2019 to further support the fast-growing number of our advertisers and meet their specific needs. The advertising platform is a performance-based system that optimizes advertising distribution processes with precise targeting and customized promotional strategy.
Our advertising revenue is derived from advertisers in the games industry, including game developers, publishers and
e-sports
organizers, as well as from international and domestic companies that operate across a variety of industries, including electronics, online retail and automobiles.
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
Intellectual Property
We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of March 31, 2021, we have registered 262 patents in China, and have applied for 1,093 additional patents with the PRC State Intellectual Property Office and 51 additional patents under the patent cooperation treaty. In China, it generally takes up to one year for the Patent Office under the State Intellectual Property Office to review, and approve or deny applications of patents in the category of utility model or design and two to five years in the category of invention. See “Item 4. Information on the Company—B. Business Overview—Government Regulations— Intellectual Property Rights—Patents.”
We have registered 169 software copyrights and 47 copyrights of artworks with the PRC National Copyright Administration. We have 204 registered domain names, including
huya.com
. As of March 31, 2021, we have 592 registered trademarks in China (including Hong Kong, Macao and Taiwan) and 189 registered trademarks overseas, including our “Huya”, “
虎牙
” and “
虎牙直播
” trademarks, and are in the process to register additional 387 trademarks. We have obtained a royalty-free and exclusive license from Guangzhou Huaduo to use 42 patents, 10 of which are under application.
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
Competition
Online live streaming is an emerging industry in China. As a leading player in this market, we face competition from providers of similar services, such as DouYu, our proposed Merger with whom is pending as of the date of this annual report, and other online entertainment platforms, such as Bilibili and Kuaishou. Online live streaming platforms that focus on games content compete directly with us for users and broadcasters. In addition, we compete with other large video streaming platforms, social media platforms and other platforms offering online entertainment. Some of our competitors may have longer operating histories, significantly larger user bases, more established brand names, broader product or service offerings, significantly greater financial, technical and marketing resources than we do or have long-term strategic relationships with game developers or publishers, and in turn may have an advantage in attracting and retaining users, broadcasters, talent agencies, advertisers and other business partners. We believe that our ability to compete effectively for users depends upon many factors, including the variety of our content, user experience on our platform, retention of key broadcasters, effectiveness of content monitoring and review, our relationship with business partners, our marketing efforts and reputation of our brands.
In addition, as our business continues to grow, we face significant competition for highly skilled personnel, including management, engineers, product managers and content management personnel. The success of our growth strategy depends in part on our ability to retain our existing personnel and add additional highly skilled employees.
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

Regulation on Telecommunications Services
In September 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, as amended on July 29, 2014 and February 6, 2016 and amended on June 9, 2019, to regulate telecommunications activities in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities in China. According to the Catalog of Telecommunications Business (2015 Amendment) implemented on March 1, 2016, internet information services are a type of value-added telecommunications services. The Telecommunications Regulations require operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from the Ministry of Industry and Information Technology, or the MIIT, or its provincial branches prior to the commencement of such services. Currently, through Guangzhou Huya, our PRC consolidated affiliated entity, we hold an ICP license, a sub-category
of the value-added telecommunications business operation license, covering provisions of internet and mobile network information services, issued by the Guangdong branch of the MIIT on May 27, 2017.
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
On June 23, 2020, the MOFCOM and the National Development and Reform Commission, or NDRC, issued the Special Management Measures (Negative List) for the Access of Foreign Investment (2020), or the Negative List 2020, with effect from July 23, 2020. Pursuant to the Negative List 2019 that reaffirmed the previous regulations on foreign investment in the telecommunications industry, the foreign stake in a value-added service may not exceed 50%, and the Chinese party shall have controlling interest in basic telecommunications.

To comply with such foreign ownership restrictions, we operate our live streaming platform in China through Guangzhou Huya, our variable interest entity, which is owned by Linzhi Tencent Technology Co., Ltd. We gained control and became the sole beneficiary of Guangzhou Huya through a series of contractual arrangements between Huya Technology, Guangzhou Huya and Guangzhou Huya’s shareholders. Moreover, Guangzhou Huya is the registered holder of domain names, trademarks and facilities necessary for our daily operations, which we believe is in compliance with the MIIT Circular 2006. We are advised by our PRC legal counsel, Commerce & Finance Law Offices, that based on its understanding of the current PRC laws, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we are further advised by our PRC legal counsel that there are substantial uncertainties with respect to interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that PRC governmental authorities would take a view consistent with the opinions of our PRC legal counsel.
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
Guideline on Anti-monopoly of Platform Economy Sector
On February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day and will operate as a compliance guidance under the existing PRC anti-monopoly laws and regulations for platform economy operators. The Guideline intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related merchants and service providers on online platforms. Pursuant to the Guideline, representative examples of abuse of dominance include unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data
driven tailored pricing through their online behavior to eliminate or limit market competition.
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
On October 25, 2019, the National Press and Publication Administration (the National Copyright Administration) issued the Circular of the National Press and Publication Administration on Preventing Minors from Developing Online Game Addictions. The circular strictly controls the time slot and duration of online game use by minors. From 10:00 PM every day to 8:00 AM the next day, online game enterprises shall not provide game services for minors in any form. The duration of game services provided by online game enterprises for minors shall not exceed a cumulative total of three hours a day on statutory holidays or 1.5 hours on other days.
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
We issue different virtual currencies and prepaid tokens to users on our platforms for them to purchase various virtual items to be used in live streaming and in online game, however, our service does not constitute virtual currency transaction services because users may not transfer or trade virtual currency among themselves. See “Item 3. Key
Information-D.
Risk Factors-Risks Related to Doing Business in China-Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.”

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
Moreover, the unauthorized posting of online music on our platforms by third parties may expose us to the risk of administrative penalties and intellectual property infringement lawsuits. See “Item 3. Key Information—D. Risk Factors-Risks Related to Our Business and Our
Industry-We
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

Regulations Related to Commercial Performances
The Administrative Regulations on Commercial Performances (Revised in 2016) was promulgated by the State Council and put into effect on February 6, 2016 and amended on November 29, 2020. According to the administrative regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and file an application with the culture administrative department of the people’s government at the county level for approval. To legally engage in commercial performances, a performance brokerage agency shall have three or more full-time performance brokers and funds for the relevant business, and file an application with the culture administrative department of the people’s government of a province, autonomous region or municipality directly under central government. The culture administrative department shall make a decision within 20 days from the receipt of the application whether to approve the application, and upon approval, will issue a performance permit. Anyone or any entity engaging in commercial performance activities without approval may be imposed a penalty, in addition to being ordered to cease its actions. Such penalty may include confiscation of his or its performance equipment and illegal proceeds, and a fine of 8 to 10 times of the illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine of RMB 50,000 to RMB100,000 will be imposed.
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
According to the Circular on Strengthening the Administration of the Online Show Live Streaming and
E-commerce
Live Streaming promulgated by the National Radio and Television Administration on November 12, 2020, platforms providing online show live streaming or
e-commerce
live streaming services shall register their information and business operations by November 30, 2020. The overall ratio of front-line content analysts to live streaming rooms shall be 1:50 or higher on such platforms. The training for content analysts shall be strengthened and content analysts who have passed the training shall be registered in the system. A platform shall report the number of its live streaming rooms, streamers and content analysts to the provincial branch of the National Radio and Television Administration on a quarterly basis. Online show live streaming platforms shall tag content and streamers by category. A streamer cannot change the category of the programs offered in his or her live streaming room without prior approval from the platform. Users that are minors or without real-name registration are forbidden from virtual gifting, and platforms shall limit the maximum amount of virtual gifting per time, per day, and per month. When the virtual gifting by a user reaches half of the daily/monthly limit, a consumption reminder from the platform and a confirmation from the user by text messages or other means are required before the next transaction. When the amount of virtual gifting by a user reaches the daily/monthly limit, the platform shall suspend the virtual gifting function for such user for that day or month. To host any
e-commerce
promotion events such as
E-commerce
Festival,
E-commerce
Day or Promotion Day in the forms of live streaming, live performances, live variety shows and other live programs, the platforms shall register the information of guests, streamers, content and settings with the local branch of the National Radio and Television Administration 14 business days in advance. Online
e-commerce
live streaming platforms shall conduct relevant qualification examination and real-name authentication on businesses and individuals providing live-streaming marketing services and keep complete examination and authentication records, and shall not enable imposters or businesses or individuals without qualification or real-name registration to conduct live-streaming marketing services.

In addition, on February 9, 2021, the NOAPIP, the MIIT, the Ministry of Public Security, the MCT, the National Radio and Television Administration, the Cyberspace Administration of China and the SAMR jointly issued the Guiding Opinions on Strengthening the Management of Online Live Streaming, which requires that platforms should: (i) establish and improve the management system of live streaming account classification, the management rules of virtual gifting and the management system of virtual gifts; (ii) set reasonable limits on the maximum amount of virtual gifting in a single show according to different categories of live streaming accounts; and (iii) set reasonable upper limits on a single virtual gift and amount of virtual gifting to remind the users whose daily consumption amount has triggered the corresponding threshold, and set necessary the reward cooling off period and deferred payment period.
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

Patents
The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000, 2008 and 2020 (the current effective revision became effective on October 1, 2009 while the latest revision has not yet come into effect until June 1, 2021). A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year
term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.
According to the PRC Patent Law, if the Patent Office finds the application of an invention conforms to the legal requirements after its preliminary examination of such application documents, it shall publish the application promptly within 18 full months after the filing date. According to the Guidelines of Patent Examination that took effect on July 1, 2006, as amended in 2010, 2013, 2014,2017, 2019 and 2020 the examination of patent shall include the preliminary examination, the substantive examination, examination of international applications entering the national phase and review. However, the above-mentioned regulations do not explicitly state how long it takes for a patent application to be approved or denied. In practice, it generally may take up to one year for the Patent Office to review and approve or deny applications of patents in the category of utility model or design and two to five years in the category of invention.
Copyright Law
The Copyright Law of the People’s Republic of China, promulgated in 1990 and amended in 2001, 2010 and 2020 (the current effective revision became effective on October 1, 2009 while the latest revision has not yet come into effect until June 1, 2021), or the Copyright Law, and its related implementation regulations, promulgated in 2002 and amended in 2013, are the principal laws and regulations governing the copyright related matters. The amended Copyright law covers internet activities, products disseminated over the internet and software products, among the subjects entitled to copyright protections. Registration of copyright is voluntary, and it is administrated by the China Copyright Protection Center.
To further clarify some key internet copyright issues, on December 29, 2020, the PRC Supreme People’s Court promulgated the Regulation on Several Issues Concerning Applicable Laws on Trial of Civil Disputes over the Infringement of Information Network Transmission Right, or the 2020 Regulation. The 2020 Regulation took effect on January 1, 2020, and replaced the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright that was initially adopted in 2000 and subsequently amended in 2004,2006 and 2020. Under the 2013 Regulation, where an internet information service provider work in cooperation with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, such behavior will constitute joint infringement of third parties’ information network transmission right, and the PRC court shall order such internet information service provider to assume join liability for such infringement.
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
Internet Infringement
On May 28, 2020, the National People’s Congress promulgated the Civil Code of the People’s Republic of China, or the Civil Code, which became effective on January 1, 2021. Under the Civil Code, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act.

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
Regulation on Tax
PRC enterprise income tax
The PRC enterprise income tax is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council promulgated the implementation rules to the New EIT Law, which also became effective on January 1, 2008 and amended on April 23, 2019.
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
Enterprises at Source that took effect on December 1,2017 and amended on June 15,2018, Circular 698 has been abolished. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. According to SAT Circular 7, “PRC taxable properties” include assets of a PRC establishment or place of business, real properties in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC
resident enterprise, would be subject to PRC enterprise income taxes. When determining if there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable properties have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable properties; and the tax situation of such indirect transfer outside China, and its applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to PRC real properties or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident
enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Currently, neither SAT Circular 698 nor SAT Circular 7 applies to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.
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

On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on Including the Railway Transportation and Postal Industries in the Pilot Program of Replacing Business Tax with Value-Added Tax, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular is expanded to cover research and development and technical services, cultural and creative services, and radio, film and television services. In addition, according to the Notice on Including the Telecommunications Industry in the Pilot Program of Levying Value-added Tax in Lieu of Business Tax, which became effective on June 1, 2014, the scope of certain modern services industries under the Pilot Collection Circular is further expanded to cover the telecommunications industry. On March 23, 2016, the MOF and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax in all regions and industries. The primary applicable rate of VAT is 6% for the years ended December 31, 2018, 2019 and 2020.
Construction fee of cultural undertakings
According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a construction fee of cultural undertakings at the rate of 3% on the revenues (a) which are generated from providing advertising services and (b) which are also subject to VAT after the VAT reform program. According to the Notice of the Ministry of Finance on Adjusting the Relevant Policies of Certain Government-Managed Funds (“Cai Shui 2019 No. 46”) issued by the Ministry of Finance, and relevant local policies, from 1 July 2019 to 31 December 2024, construction fee of cultural undertakings have been reduced by 50% in certain jurisdictions. Our PRC subsidiaries are subject to this policy. Due to
COVID-19
related preferential policies, construction fee of cultural undertakings have been exempted till the end of 2021.
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
D.    Organizational Structure
The following diagram summarizes our corporate structure chart, including our subsidiaries, our variable interest entity and its subsidiaries, as of the date of this annual report:

(1)	The shareholder of Guangzhou Huya is Linzhi Tencent Technology Co., Ltd., an affiliate of Tencent, holding 100% of Guangzhou Huya’s equity interest.
Contractual Arrangements with Guangzhou Huya
PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information, value-added telecommunications services. We are a Cayman Islands company and our PRC subsidiary is considered a foreign-invested enterprise. We believe the live streaming services offered through our platform constitute a type of value-added telecommunication services that foreign ownership and investment are restricted; and therefore we should operate our platform through contractual arrangements with a variable interest entity and its shareholders to ensure compliance with the relevant PRC laws and regulations. We have entered into a series of contractual arrangements, through Huya Technology, with Guangzhou Huya and the shareholder of Guangzhou Huya to obtain effective control over Guangzhou Huya and its subsidiaries, through which we operate our live streaming business.

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
The shareholder of Guangzhou Huya was changed from Guangzhou Huaduo and Guangzhou Qinlv Investment Consulting Co., Ltd. to Linzhi Tencent in September 2020. The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Huya Technology, our variable interest entity, Guangzhou Huya, and Linzhi Tencent.
Agreements that provide us with effective control over Guangzhou Huya
Shareholder Voting Rights Proxy Agreement
. On September 17, 2020, Huya Technology, Guangzhou Huya, and Linzhi Tencent entered into a voting rights proxy agreement. Under the voting rights proxy agreement, Linzhi Tencent, as the shareholder of Guangzhou Huya, irrevocably executed a power of attorney and appointed Huya Technology as its attorney-in-fact
to exercise such shareholder’s rights in Guangzhou Huya, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huya requiring shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huya and rights to information relating to all business aspects of Guangzhou Huya. The term of this agreement is ten years from the execution date of this agreement and will be automatically extended for one more year indefinitely. Huya Technology has sole discretion to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya.
Equity Interest Pledge Agreement
. On September 17, 2020, Huya Technology, Guangzhou Huya and Linzhi Tencent entered into an equity interest pledge agreement. Pursuant to the equity interest pledge agreement, Linzhi Tencent, as the shareholder of Guangzhou Huya, pledged all of its equity interests in Guangzhou Huya to Huya Technology to guarantee the performance by Guangzhou Huya and Linzhi Tencent of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement and voting rights proxy agreement. If Guangzhou Huya or Linzhi Tencent breaches their respective contractual obligations under those agreements, Huya Technology, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. This pledge will become effective on the date the pledged equity interests are registered with the competent administration for market regulation and will remain effective until the pledgor is no longer the shareholder of Guangzhou Huya. The pledged equity interests were registered with the competent administration for market regulation on September 21, 2020.
Agreement that allows us to receive economic benefits from Guangzhou Huya
Exclusive Business Cooperation Agreement
. On September 17, 2020, Huya Technology and Guangzhou Huya entered into an exclusive business cooperation agreement. Under the exclusive business cooperation agreement, Huya Technology has the exclusive right to provide to Guangzhou Huya technology support, business support and consulting services related to Guangzhou Huya’s business, the scope of which is to be determined by Huya Technology from time to time. Huya Technology owns the exclusive intellectual property rights created as a result of the performance of this agreement. The timing and amount of the service fee payments shall be determined at the sole discretion of Huya Technology. The term of this agreement is ten years from the execution date of this agreement and will be automatically extended for another ten years, unless otherwise agreed upon by Huya Technology and Guangzhou Huya.

Agreement that provide us with the option to purchase the equity interests in Guangzhou Huya
Exclusive Option Agreement
. On September 17, 2020, Huya Technology, Guangzhou Huya, and Linzhi Tencent entered into an exclusive option agreement. Under the exclusive option agreement, Linzhi Tencent irrevocably granted Huya Technology or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of its equity interests in Guangzhou Huya. Huya Technology or its designated representatives have sole discretion as to when to exercise such options, either in part or in full. Without Huya Technology’s prior written consent, Linzhi Tencent shall not sell, transfer, mortgage or otherwise dispose of its equity interests in Guangzhou Huya. The term of this agreement is ten years and may be extended at Huya Technology’s sole discretion.
In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

•	the ownership structures of Huya Technology and Guangzhou Huya are in compliance with PRC laws or regulations currently in effect; and

•
the contractual arrangements among Huya Technology, Guangzhou Huya and Linzhi Tencent governed by PRC law, are valid, binding and enforceable under PRC law, and do not and will not result in any violation of applicable PRC laws or regulations currently in effect.

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

E.	Property, Plants and Equipment
Our corporate headquarters is located in Guangzhou, China. As of the date of March 31, 2021, we have leased office space with an aggregate area of over 31,583 square meters, of which 22,701 square meters are in our Guangzhou headquarters and the remainder in Zhuhai, Beijing and other cities within and outside China. We lease certain of our office premises from JOYY, a major shareholder of ours, under operating lease agreements. Our physical servers are primarily hosted at internet data centers owned by major domestic internet data center providers. In November, 2020, we entered into an agreement to obtain the usage right to a piece of land with an area of approximately 29,258 square meters in Foshan City, Guangdong Province, China, through a public auction. Our winning bid price was RMB310.2 million (US$47.5million). We intend to develop office space on the land in order to accommodate future work force expansion and reduce long term operating costs and expenses. We believe that our existing facilities are generally adequate in meeting our current needs, but we expect to seek additional space as needed to accommodate future growth.

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
We are a leading game live streaming platform in China. Leveraging our advantages as a pioneer and leader in the game live streaming market in China, we have successfully emerged as one of the leading content-centric platforms with powerful content development capabilities. Our commitment to providing strong support and resources to broadcasters and talent agencies allows us to offer high-quality content from diversified sources. Through close cooperation with
e-sports
tournament and game event organizers, as well as major game developers and publishers, we have developed
e-sports
live streaming as one of the most popular content genres on our platform. In addition to rich content in game and
e-sports
genres, we also offer
non-game
entertainment content, such as talent shows, anime, outdoor activities, live chats, and online theater. Having high-quality content from numerous sources and in different genres enables us to continuously provide users with superior experience and enhance user stickiness to our platform. The average MAUs of Huya Live grew to 178.5 million in the fourth quarter of 2020 from 150.2 million in the fourth quarter of 2019; and the average mobile MAUs of Huya Live in the fourth quarter of 2020 reached 79.5 million, compared to 61.6 million in the fourth quarter of 2019. Our management regularly monitors these operating metrics, which are important and direct performance indicators, in managing our live streaming business and in making relevant operational and production decisions.
Results of Operations
The following table sets forth a summary of our consolidated statements of comprehensive (loss) income for the years indicated, both in absolute amounts and as percentages of our total net revenues:

	For the year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Live streaming	4,442,845	95.3	7,976,214	95.2	10,311,624	1,580,326	94.5
Advertising and others	220,595	4.7	398,287	4.8	602,750	92,375	5.5

Total net revenues	4,663,440	100.0	8,374,501	100.0	10,914,374	1,672,701	100.0

Cost of revenues (1)	(3,933,647)	(84.4)	(6,892,579)	(82.3)	(8,646,308)	(1,325,105)	(79.2)

Gross profit	729,793	15.6	1,481,922	17.7	2,268,066	347,596	20.8

Operating expenses
Research and development expenses (1)	(265,152)	(5.7)	(508,714)	(6.1)	(734,261)	(112,530)	(6.7)
Sales and marketing expenses (1)	(189,207)	(4.1)	(438,396)	(5.2)	(558,012)	(85,519)	(5.1)
General and administrative expenses (1)	(287,710)	(6.1)	(352,824)	(4.2)	(445,006)	(68,200)	(4.1)

Total operating expenses	(742,069)	(15.9)	(1,299,934)	(15.5)	(1,737,279)	(266,249)	(15.9)

Other income	38,938	0.8	79,390	0.9	194,169	29,758	1.8

Operating income	26,662	0.5	261,378	3.1	724,956	111,105	6.7

	For the year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Interest and short-term investments income	156,549	3.4	304,491	3.6	313,366	48,025	2.9
Fair value loss on derivative liabilities	(2,285,223)	(49.0)	—	—	—	—	—
Gain on fair value change of investment	—	—	—	—	2,160	331	0.0
Other non-operating expenses	—	—	—	—	(10,010)	(1,534)	(0.1)
Foreign currency exchange gains, net	51	0.0	1,157	0.0	2,056	315	0.0

(Loss) income before income tax benefits (expenses)	(2,101,961)	(45.1)	567,026	6.7	1,032,528	158,242	9.5

Income tax benefits (expenses)	50,943	1.1	(96,078)	(1.1)	(176,784)	(27,093)	(1.6)

(Loss) income before share of income (loss) in equity method investments, net of income taxes	(2,051,018)	(44.0)	470,948	5.6	855,744	131,149	7.9

Share of income (loss) in equity method investments, net of income taxes	113,329	2.4	(2,775)	(0.0)	28,414	4,355	0.3

Net (loss) income	(1,937,689)	(41.6)	468,173	5.6	884,158	135,504	8.2

Note:
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	10,472	31,593	64,942	9,953
Research and development expenses	30,643	86,296	150,723	23,099
Sales and marketing expenses	1,832	5,919	9,879	1,514
General and administrative expenses	183,748	157,936	182,664	27,994
Net revenues
Total net revenues increased by 79.6% from RMB4,663.4 million in 2018 to RMB8,374.5 million in 2019, and further increased by 30.3% to RMB10,914.4 million (US$1,672.7 million) in 2020.
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
Live streaming revenues increased by 29.3% from RMB7,976.2 million in 2019 to RMB10,311.6 million (US$1,580.3 million) in 2020, primarily attributable to the increase in spending per paying user and the increase in the number of paying users on Huya Live, which reached 14.8 million in 2020. The increase in the number of paying users was primarily driven by our overall user growth. The increase in the average spending per paying user was primarily driven by the enrichment and enhancement of content, products and services.

Live streaming revenues increased by 79.5% from RMB4,442.8 million in 2018 to RMB7,976.2 million in 2019, primarily attributable to the increase in spending per paying user and the increase in the number of paying users on Huya Live, which reached 13.4 million in 2019. The increase in average spending per paying user was primarily driven by the enhancement of content attractiveness, the diversification of content offerings and the improvement in user experience. The increase in the number of paying users was primarily driven by our user growth.
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
Advertising and other revenues increased by 51.3% from RMB398.3 million in 2019 to RMB602.8 million (US$92.4 million) in 2020, primarily driven by the increasing and diversifying advertiser base, mainly attributable to strengthened recognition of Huya’s brand name in China’s online advertising market.
Advertising and other revenues increased by 80.6% from RMB220.6 million in 2018 to RMB398.3 million in 2019, primarily driven by rising demand from an increasing number of advertisers, more diversity in advertising clients, the advertising distribution platform that we launched in the third quarter of 2019, and further recognition of Huya’s brand name in China’s online advertising market.
Cost of revenues
The following table sets forth the principal components of our cost of revenues by absolute amount and as a percentage of our total cost of revenues for the years presented.

	For the year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Revenue sharing fees and content costs	3,060,836	77.8	5,552,712	80.6	7,086,832	1,086,105	82.0
Bandwidth costs	652,758	16.6	800,827	11.6	879,172	134,739	10.2
Salaries and welfare	101,939	2.6	255,258	3.7	306,805	47,020	3.5
Payment handling costs	22,780	0.6	120,429	1.7	154,538	23,684	1.8
Share-based compensation	10,472	0.3	31,593	0.5	64,942	9,953	0.8
Others	84,862	2.1	131,760	1.9	154,019	23,604	1.7

Total cost of revenues	3,933,647	100.0	6,892,579	100.0	8,646,308	1,325,105	100.0

Revenue sharing fees and content costs
. Revenue sharing fees and content costs consist primarily of payments to broadcasters and talent agencies in accordance with our revenue-sharing arrangements, as well as content licensing and production costs.
Revenue sharing fees and content costs increased by 27.6% from RMB5,552.7 million in 2019 to RMB7,086.8 million (US$1,086.1 million) in 2020, primarily due to (i) an increase of 29.3 % in live streaming revenues from RMB7,976.2 million in 2019 to RMB10,311.6 million (US$1,580.3 million) in 2020 and (ii) increase in spending in
e-sports
and self-produced content, as well as on content creators. Revenue sharing fees and content costs as a percentage of our total net revenues decreased from 66.3% in 2019 to 64.9% in 2020.

Revenue sharing fees and content costs increased by 81.4% from RMB3,060.8 million in 2018 to RMB5,552.7 million in 2019, primarily due to (i) an increase of 79.5 % in live streaming revenues from RMB4,442.8 million in 2018 to RMB7,976.2 million in 2019 and (ii) continued spending on content creators and
e-sports
content in both domestic and overseas markets.
Bandwidth costs
. Bandwidth costs consist of fees and charges relating to bandwidth usage in our operations.
Bandwidth costs increased by 9.8% from RMB800.8 million in 2019 to RMB879.2 million (US$134.7 million) in 2020, primarily due to an increase in bandwidth usage as a result of user base expansion, partially offset by improved management in bandwidth costs and continuous technology enhancement efforts.
Bandwidth costs increased by 22.7% from RMB652.8 million in 2018 to RMB800.8 million in 2019, primarily due to an increase in bandwidth usage as a result of user base expansion and increased average MAUs on Huya Live from 100.0 million in 2018 to 141.0 million in 2019 and enhanced live streaming video quality, partially offset by improved efficiency in bandwidth utilization through continuous technology enhancement efforts.
Others
. Salaries and welfare consist of salaries, bonuses and other benefits for our employees involved in the operations of our platform. Payment handling costs consist primarily of channel fees charged by payment channels such as WeChat Pay and AliPay. Other costs consist primarily of share-based compensation, as well as depreciation and amortization expense.
Salaries and welfare increased by 20.2% from RMB255.3 million in 2019 to RMB306.8 million (US$47.0 million) in 2020, primarily attributable to an increase in employee headcount and an increase in average salary. Payment handling costs increased by 28.3% from RMB120.4 million in 2019 to RMB154.5 million (US$23.7 million) in 2020, primarily attributable to an increase in sales of virtual items on our platform. Share-based compensation increased by 105.6% from RMB31.6 million in 2019 to RMB64.9 million (US$10.0 million) in 2020, primarily due to the grant of additional share incentive awards in 2020. Other costs increased by 16.9% from RMB131.8 million in 2019 to RMB154.0 million (US$23.6 million) in 2020, primarily due to our business expansion.
Salaries and welfare increased by 150.4% from RMB101.9 million in 2018 to RMB255.3 million in 2019, primarily attributable to an increase in employee headcount and an increase in average salary. Payment handling costs increased by 428.7% from RMB22.8 million in 2018 to RMB120.4 million in 2019, primarily attributable to an increase in sales of virtual items on our platform. Share-based compensation expense increased by 201.7% from RMB10.5 million in 2018 to RMB31.6 million in 2019, primarily due to the grant of additional share incentive awards in 2019. Other costs increased by 55.3% from RMB84.9 million in 2018 to RMB131.8 million in 2019, primarily due to our business expansion.
Gross profit
Our gross profit increased by 53.0% from RMB1,481.9 million in 2019 to RMB2,268.1 million (US$347.6 million) in 2020, and our gross margin improved from 17.7% in 2019 to 20.8% in 2020.
Our gross profit increased by 103.1% from RMB729.8 million in 2018 to RMB1,481.9 million in 2019, and our gross margin improved from 15.6% in 2018 to 17.7% in 2019.
Operating expenses
Operating expenses increased by 33.6% from RMB1,299.9 million in 2019 to RMB1,737.3 million (US$266.2 million) in 2020. Operating expenses increased by 75.2% from RMB742.1 million in 2018 to RMB1,299.9 million in 2019.

Research and development expenses
. Research and development expenses consist primarily of salaries, welfare and share-based compensation for research and development personnel.
Research and development expenses increased by 44.3% from RMB508.7 million in 2019 to RMB734.3 million (US$112.5 million) in 2020, primarily attributable to the increase in headcount and average salary of research and development personnel as well as shared-based compensation expenses.
Research and development expenses increased by 91.9% from RMB265.2 million in 2018 to RMB508.7 million in 2019, primarily attributable to the increase in headcount and average salary of research and development personnel as well as shared-based compensation expenses related to the share awards granted.
Sales and marketing expenses
. Sales and marketing expenses consist primarily of advertising and market promotion expenses, salaries and welfare as well as shared-based compensation for sales and marketing personnel.
Sales and marketing expenses increased by 27.3% from RMB438.4 million in 2019 to RMB558.0 million (US$85.5 million) in 2020, primarily attributable to the increased marketing expenses to promote our content, products, services and brand name, as well as increased personnel-related expenses.
Sales and marketing expenses increased by 131.7% from RMB189.2 million in 2018 to RMB438.4 million in 2019, primarily attributable to the increased marketing expenses associated with the promotions for our products and brand name in both domestic and overseas markets, as well as increased personnel-related expenses.
General and administrative expenses
. General and administrative expenses consist primarily of salaries and welfare for management and administrative personnel, and share-based compensation expense for management and administrative personnel.
General and administrative expenses increased by 26.1% from RMB352.8 million in 2019 to RMB445.0 million (US$68.2 million) in 2020, primarily attributable to the increase in personnel-related expenses and the increased professional fees associated with the ongoing merger process with DouYu.
General and administrative expenses increased by 22.6% from RMB287.7 million in 2018 to RMB352.8 million in 2019, primarily attributable to the increase in personnel-related expenses.
Other income
Our other income increased by 144.6% from RMB79.4 million in 2019 to RMB194.2 million (US$29.8 million) in 2020, primarily attributable to tax refund and government subsidy.
Our other income increased by 103.9% from RMB38.9 million in 2018 to RMB79.4 million in 2019, primarily attributable to tax refund and government subsidy.
Operating income
Our operating income increased by 177.4% from RMB261.4 million in 2019 to RMB725.0 million (US$111.1 million) in 2020, and our operating margin improved from 3.1% in 2019 to 6.6% in 2020.
Our operating income increased by 880.3% from RMB26.7 million in 2018 to RMB261.4 million in 2019, and our operating margin improved from 0.5% in 2018 to 3.1% in 2019.

Interest and short-term investments income
Interest and short-term investments income consist of interest earned on bank deposits, short-term wealth management products and money market funds with maturities of less than one year.
Our interest and short-term investment income increased from RMB304.5 million in 2019 to RMB313.4 million (US$48.0 million) in 2020, primarily attributable to interest generated from deposits of the funds acquired from our increased profitability.
Our interest and short-term investment income increased significantly from RMB156.5 million in 2018 to RMB304.5 million in 2019, primarily attributable to interest generated from deposits of the funds we received through our follow-on
public offering in 2019, and our series B financing and our initial public offering in 2018.
Fair value loss on derivative liabilities
We recorded nil of fair value loss on derivative liabilities in 2019 and 2020.
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
paid-in
capital accordingly.
Income tax benefits (expenses)
Our income tax expenses increased from RMB96.1 million in 2019 to RMB176.8 million (US$27.1 million) in 2020, mainly due to the increased profitability of certain operating entities in the PRC. We recorded income tax benefits of RMB50.9 million in 2018. For details on such income tax benefits (expenses), please see Note 18(b) to our audited consolidated financial statements included elsewhere in this annual report.
Share of income (loss) in equity method investments, net of income taxes
We recorded share of gain in equity method investments, net of income taxes, of RMB28.4 million (US$4.4 million) in 2020, share of loss in equity method investments, net of income taxes, of RMB2.8 million in 2019, and share of income in equity method investments, net of income taxes, of RMB113.3 million in 2018. The share of gain in equity method investments in 2018 and 2020 were mainly attributable to the subsequent adjustments for significant observable price change for our equity investee’s investment measured at fair value through earnings. For details on such share of income in equity method investments, net of income taxes, please see Note 10(i) to our audited consolidated financial statements included elsewhere in this annual report.
Net income (loss) attributable to HUYA Inc.
We had a net income attributable to HUYA Inc. of RMB884.2 million (US$135.5 million) in 2020, as compared to a net income attributable to HUYA Inc. of RMB468.2 million in 2019.
We had a net income attributable to HUYA Inc. of RMB468.2 million in 2019, as compared to a net loss attributable to HUYA Inc. of RMB1,937.7 million in 2018.
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

Hong Kong
Huya Limited, our subsidiary incorporated in Hong Kong, is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any withholding tax in Hong Kong. Commencing from the year of assessment of 2018, 2019 and 2020, the first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.
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
An entity registered in Hainan Free Trade Port (“FTP”) and operating substantially that qualifies as an “Encouraged Industrial Enterprises” (an “EIE”) is entitled to a preferential income tax rate of 15% for five years since January 1, 2020. Entities must perform a self-assessment each year to ensure they meet the criteria for qualification, pursuant to SAT Public Notice 2020 No.31 (“Circular 31”). According to Hainan Provincial Tax Bureau Public Notice [2021] No.1 (“Circular 1”), enterprises set up in Hainan FTP without any branches outside shall have substantive operations in Hainan FTP, which means that such enterprises shall maintain actual business operation, human resources, finance management as well as assets solely in Hainan FTP in order to enjoy the preferential tax rate. If an EIE fails to meet the criteria for qualification as an EIE or requirement of substantive operations in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year and must instead use the regular 25% EIT rate.
Our PRC entities provided for enterprise income tax are as follows:

•
Huya Technology was qualified as a Software Enterprise, and enjoyed the zero preferential tax rate starting from 2017 and 12.5% preferential tax rate starting from 2019. In 2020, Huya Technology was qualified as a KNSE and was eligible for the income tax rate of 10% for the year of 2020 pursuant to SAT Public Notice [2018] No.23 (“Circular 23”), subject to review by applicable tax authorities.

•
Guangzhou Huya applied for the HNTE qualification and obtained approval in November 2018. It entitled to enjoy the preferential tax rate of 15% as an HNTE for three years starting from 2018, and should apply for HNTE qualification renewal in 2021.

•
Hainan Huya Entertainment Information Technology Co., Ltd., who enterprises in encouraged industries registered in the Hainan Free Trade Port and engaging in substantive operations, entitled to enjoy the preferential tax rate of 15% pursuant to Cai Shui [2020] No. 31.

•	Most of the remaining PRC subsidiaries and VIEs were subject to 25% EIT for the years reported.
According to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”), the additional tax deducting amount of the qualified research and development expenses have been increased from 50% to 75%, effective from 2018 to 2020.
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
Inflation
To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.
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
Live streaming
We are principally engaged in operating our own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. We generate revenue primarily from sales of virtual items in our platforms. We have a recharge system for users to purchase our virtual currency then purchase virtual items for use. Users can recharge via various online payment platforms, including WeChat Pay, AliPay and other payment platforms. Virtual currency is non-refundable
and has no expiration date. As the virtual currency is often consumed soon after it is purchased based on history of turnover of the virtual currency, we consider that the virtual currency does not entitle to a breakage amount. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated. We share a portion of the sales proceeds of virtual items (“revenue sharing fee”) with broadcasters and talent agencies in accordance with the revenue sharing arrangements.

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
Online games revenues
We generate revenues from offering virtual items in online games developed by us or third parties to game users. We have a recharge system for game user to purchase game tokens for use. Game user can recharge via various online payment platforms, including WeChat Pay, AliPay and other payment platforms. Game token is non-refundable
and has no expiration date. As the game token is often consumed soon after it is purchased based on history of turnover of the game token, we consider it does not expect to be entitled to a breakage amount for the game token.
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
Fair Value of ordinary shares
Prior to the completion of initial public filing, in determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation expenses in connection with share options and restricted share units under the Amended and Restated 2017 Plan, we, with the assistance of an independent valuation firm, evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate the enterprise value of our company and income approach (discounted cash flow, or DCF method) was relied on for value determination with market approach (guideline companies method, or GCM) taken as reference.
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
The following table sets forth the fair value of our ordinary shares estimated at the grant dates of share options and restricted share units under the Amended and Restated 2017 Plan, with the assistance from an independent valuation firm, prior to our initial public offering. Upon the completion of our initial public offering, the fair value of share awards is determined with reference to our ADS price on the NYSE.

Date of valuation	Fair Value Per Share (US$)	Discount of Lack of Marketability (DLOM)	Discount Rate
March 15, 2018	7.16	10%	19%
March 31, 2018	7.16	10%	19%
Share-based compensation
Share-based compensation expense arises from share-based awards, including share options for the purchase of our ordinary shares, restricted share units granted by us to our management, and other key employees and non-employees
and restricted share units granted by JOYY with its own underlying shares to certain management and other key employees who to some extent provide services to us.
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
For the year ended December 31, 2020, we did not grant share options to our employees or non-employees,
pursuant to the amended and restated 2017 Share Incentive Plan.
Vesting of options
There are mainly three types of vesting schedule, which are: (i) 50% of the options will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, (ii) options will be vested in four equal installments over the following 48 months, and (iii) options will be vested in four equal installments over the following 24 months.
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
Prior to the completion of our initial public offering, we used binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions are set as below:

Valuation Date
	2018
Weighted average fair value per option granted	US$	5.2130
Weighted average exercise price	US$	2.47
Risk-free interest rate (1)		2.83%
Expected term (in year) (2)		10
Expected volatility (3)		55%
Dividend yield (4)		—

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the China Government Bond yield as at the valuation dates.
(2)	The expected term is the contract life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)	We have no history or expectation of paying dividend on our ordinary shares. The expected dividend yield was estimated based on our expected dividend policy over the expected term of the option.
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
In 2020, no share option was canceled without concurrent grant of replacement awards, which is treated as a settlement for no consideration at the time of cancelation under ASC 718.
Restricted share units
Grant of restricted share units
In 2018, we granted 4,183,685 and 10,000 restricted share units to employees and non-employees,
respectively.
In 2019, we granted 2,908,370 and nil restricted share units to our employees and non-employees,
respectively.
In 2020, we granted 3,144,152 and nil restricted share units to our employees and non-employees,
respectively.
Vesting of restricted share units
There are mainly three types of vesting schedule for employees, which are: (i) 50% of the restricted share units will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, (ii) restricted share units will be vested in four equal installments over the following 48 months, and (iii) restricted share units will be vested in two equal installments over the following 24 months.

JOYY’s share-based awards
In September, 2011, the board of directors of JOYY approved the 2011 Share Incentive Scheme, which provides for the issuance of JOYY’s common shares to our employees, mainly with restricted share units.
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
New Expected Credit Loss accounting standard adopted by us
In June 2016, the FASB issued ASU
2016-13,
Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU
2016-13
introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. The ASU also provides updated guidance for the impairment of available-for-sale
debt securities and includes additional disclosure requirements. We adopted the new standard using a modified retrospective approach beginning January 1, 2020. RMB3.1 million recorded in accumulated deficit as of January 1, 2020.
Adoption of ASU
2016-13
We adopted ASU
2016-13,
Financial Instruments-Credit Losses (Topic 326): Measurement ofCredit Losses on Financial Instruments on January 1, 2020. The guidance introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. The ASU also provides updated guidance regarding the impairment of available-for-sale
debt securities and includes additional disclosure requirements. We used a modified retrospective approach to recognize the Expected Credit loss provision as of January 1, 2020.

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
Our principal sources of liquidity have been cash generated from operating activities and financing activities. In March 2018, we completed our series B financing with Linen Investment Limited and raised US$461.6 million. In May 2018, we raised from our initial public offering US$190.1 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. In April 2019, we raised from our public offering US$313.8 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. As of December 31, 2018, 2019 and 2020, we had RMB709.0 million, RMB1,113.2 million and RMB3,293.6 million (US$504.8 million), respectively, in cash and cash equivalents; RMB4,983.8 million, RMB6,743.4 million and RMB5,974.8 million (US$915.7 million), respectively, in short term deposits; and RMB300.2 million, RMB2,219.5 million and RMB1,206.5 million (US$184.9 million), respectively, in short term investments. Our cash and cash equivalents consist primarily of demand deposits placed with banks. Our short-term deposits consist primarily of time deposits placed with banks with original maturities of more than three months but less than one year. Our short-term investments primarily represent structured deposits with maturities of less than one year.
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
As of December 31, 2020, most of our cash, cash equivalents, short-term deposits and short-term investments were held by our wholly owned subsidiaries in offshore accounts. Although we consolidate the results of our variable interest entity and its subsidiaries, we only have access to the assets or earnings of our variable interest entity and its subsidiaries through our contractual arrangements with our variable interest entity and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Guangzhou Huya.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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
The following table sets forth a summary of our cash flows data for the years indicated.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data
Net cash provided by operating activities	717,461	1,945,414	1,239,874	190,019
Net cash (used in) /provided by investing activities	(4,567,452)	(3,684,971)	1,004,780	153,990
Net cash provided by financing activities	4,126,861	2,133,651	265,294	40,658
Net increase in cash and cash equivalents and restricted cash	276,870	394,094	2,509,948	384,667
Cash and cash equivalents and restricted cash at the beginning of the year	442,532	709,019	1,114,585	170,818
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(10,383)	11,472	(166,071)	(25,453)

Cash and cash equivalents and restricted cash at the end of the year	709,019	1,114,585	3,458,462	530,032

Operating Activities
Net cash provided by operating activities was RMB1,239.9 million (US$190.0 million) in 2020. In 2020, the difference between our net cash provided by operating activities and our net income attributable to HUYA Inc. of RMB355.7 million (US$54.5 million) was primarily due to an increase of RMB246.5 million (US$37.8 million) in accrued liabilities and other current liabilities as a result of an increase in accrued revenue sharing fees and content cost.
Net cash provided by operating activities was RMB1,945.4 million in 2019. In 2019, the difference between our net cash provided by operating activities and our net income attributable to HUYA Inc. of RMB468.2 million was primarily due to an increase of RMB607.3 million in accrued liabilities and other current liabilities as a result of an increase in accrued revenue sharing fees, an increase of RMB446.4 million in advances from customers and deferred revenue due to our business growth, and an decrease in amounts due from related parties of RMB186.9 million primarily due to decrease in related party transactions with JOYY, partially offset by an increase in prepayments and other assets of RMB115.4 million due to increases in prepayments and deposits to vendors and content providers.

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
Investing Activities
Net cash provided by investing activities was RMB1,004.8 million (US$154.0 million) in 2020, which was primarily attributable to net maturities of short-term investment of RMB1,008.6 million (US$154.6 million), net maturities of short-term deposits of RMB484.9 million (US$74.3 million) and partially offset by prepayment for purchasing of land use right of RMB310.2 million (US$47.5 million).
Net cash used in investing activities was RMB3,685.0 million in 2019, which was primarily attributable to cash paid for short-term deposits of RMB7,166.7 million and short-term investments of RMB3,706.8 million, partially offset by maturities of short-term deposits of RMB5,553.8 million and short-term investments of RMB1,808.9 million.
Net cash used in investing activities was RMB4,567.5 million in 2018, which was primarily attributable to cash paid for short-term deposits of RMB5,781.9 million, partially offset by maturities of short-term deposits of RMB1,775.8 million.
Financing Activities
Net cash provided by financing activities was RMB265.3 million (US$40.7 million) in 2020, which was attributable to proceeds from exercise of vested share options.
Net cash provided by financing activities was RMB2,133.7 million in 2019, which was primarily attributable to RMB2,110.7 million in proceeds from issuance of ordinary shares in our follow-on
public offering and RMB22.9 million in proceeds from exercise of vested share options.
Net cash provided by financing activities was RMB4,126.9 million in 2018, which was primarily attributable to proceeds from the issuance of series B preferred shares of RMB2,919.1 million and proceeds from issuance of ordinary shares in our initial public offering of RMB1,207.7 million.
Capital Expenditures
We made capital expenditures of RMB127.4 million, RMB71.4 million and RMB428.2 million (US$65.6 million) in 2018, 2019 and 2020, respectively. In these periods, our capital expenditures were mainly used for prepayment for purchasing of land use right, obtaining licenses, purchasing of servers and other IT infrastructures, as well as for leasehold improvement. We will continue to make capital expenditures to meet the expected growth of our business.
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

The table below sets forth the respective revenues contribution and assets of HUYA Inc. and our wholly-owned subsidiaries and our various interest entity and its subsidiaries as of the dates and for the years indicated:

	Net revenues (1)			Total assets (1)
	For the year ended December 31,			As of December 31,
	2018	2019	2020	2019	2020
HUYA Inc. and its wholly-owned subsidiaries	0.1%	1.0%	1.6%	76.5%	91.1%
Variable interest entity and its subsidiaries	99.9%	99.0%	98.4%	23.5%	8.9%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	The percentages exclude the inter-company transactions and balances between HUYA Inc. and its wholly-owned subsidiaries and variable interest entity and its subsidiaries.

C.	Research and Development, Patents and Licenses, etc.
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

In the year ended December 31, 2018, 2019 and 2020, our research and development expenditures were RMB265.2 million, RMB508.7 million and RMB734.3 million (US$112.5 million), representing 5.7%, 6.1% and 6.7% of our total net revenues for the years ended December 31, 2018, 2019 and 2020, respectively. Our research and development expenses consist primarily of salaries, welfare and share-based compensation for research and development personnel.

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations by specified categories as of December 31, 2020.

	Payment due by period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
	(in RMB thousands)
Operating Lease Obligations (1)	133,919	42,945	76,997	13,977	—
Capital Commitments	10,000	10,000	—	—	—

Note:

(1)	Represents our non-cancellable operating leases and property management fees for offices expiring on different dates.
Rental expenses under operating lease for 2018, 2019 and 2020 were RMB20.8 million and RMB49.7 million and RMB49.9 million (US$7.6 million), respectively.
Other than the contractual obligations set forth above, we do not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

G.	Safe Harbor
See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lingdong Huang	44	Chairman of Board of Directors
Rongjie Dong	44	Director, Chief Executive Officer
David Xueling Li	46	Director
Cheng Yun Ming Matthew	51	Director
Hai Tao Pu	50	Director
Guang Xu	38	Director
Lei Zheng	44	Director
Hongqiang Zhao	44	Independent Director
Tsang Wah Kwong	68	Independent Director
Catherine Xiaozheng Liu	44	Chief Financial Officer
Ligao Lai	42	Chief Technology Officer
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
Mr.
 Cheng Yun Ming Matthew
has been serving as our director since February 2021. Mr. Cheng joined the Tencent Group in November 2010, and currently serves as the corporate vice president of the Tencent Group. Mr. Cheng has served as a non-executive
director of Fusion Bank Limited since March 2019, a
non-executive
director of China Literature Limited (HKSE: 0772) since November 2019 and a non-executive
director of Tongcheng-Elong Holdings Limited (HKSE: 0780) since April 2020. Prior to joining the Tencent Group, Mr. Cheng worked at Price Waterhouse, an accounting firm currently known as PricewaterhouseCoopers, from 1992 to 1997, China Everbright Technology Limited (currently known as Citychamp Watch & Jewellery Group Limited) (HKSE: 0256), a company then principally engaged in manufacturing of computer peripherals, from 1997 to 2000, and various companies assuming financial management functions. Mr. Cheng is a fellow member of the Association of Chartered Certified Accountants. Mr. Cheng obtained a bachelor’s degree in accountancy from the Hong Kong Polytechnic University in October 1992.
Mr.
 Hai Tao Pu
has been serving as our director since April 2020. Mr. Pu currently serves as a co-head
of legal department of Tencent and a member of the Listing Committee of the Hong Kong Stock Exchange and listing committee member of Shenzhen Stock Exchange ChiNext. Prior to joining Tencent in 2010, Mr. Pu practiced corporate and M&A, capital markets and commercial law at Slaughter and May and Mallesons Stephen Jaques. Mr. Pu received his Juris Doctor from the Melbourne University Law School in Australia.
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

Mr.
 Hongqiang Zhao
has been serving as our independent director since May 2018. Mr. Zhao currently also serves as an independent director of Li Auto (Nasdaq: LI), an innovator in China’s new energy vehicle market. Mr. Zhao has served as the chief financial officer of BaiRong Yunchuang Technology Co. Ltd., or BaiRong (SEHK: 06608), since December 2015. Prior to joining BaiRong, Mr. Zhao was the CFO of NetEase (Nasdaq: NTES)’s
e-commerce
business from November 2014 to December 2015, and the vice president of finance at SouFun Holdings Limited (NYSE: SFUN) from December 2012 to October 2014. From March 2011 to December 2012, Mr. Zhao worked in New York as the director of financial analysis for Viacom Inc. (Nasdaq: VIAB), a leading global entertainment content company. Between February 2009 and July 2011, Mr. Zhao served as an assistant chief auditor at the PCAOB, a regulatory oversight agency under the SEC of the United States. Prior to that, Mr. Zhao was a manager at KPMG LLP in Washington D.C., providing professional services to internet, telecommunication and entertainment companies for more than eight years since August 2000. Mr. Zhao received his bachelor’s degree in accounting from Tsinghua University and his master’s degree in accountancy from George Washington University.
Mr.
 Tsang Wah Kwong
has served as our independent director since May 2020. Mr. Tsang currently also serves as an independent non-executive
director of China Merchants China Direct Investments Limited (SEHK: 00133), CA Cultural Technology Group Limited (SEHK: 01566), Sihuan Pharmaceutical Holdings Group Limited (SEHK: 00460), Shirble Department Store Holdings (China) Limited (SEHK: 00312) and TK Group (Holdings) Limited (SEHK: 02283). Prior to June 2011, Mr. Tsang was a partner of PricewaterhouseCoopers in Hong Kong and China and has over 30 years of experience in auditing and providing support for initial public offerings and acquisition transactions. Mr. Tsang received his bachelor’s degree in business administration from Chinese University of Hong Kong. He is a fellow member of the Hong Kong Institute of Certified Public Accountants, a member of the Chinese Institute of Certified Public Accountants and a fellow member of the Chartered Association of Certified Accountants.
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

B.	Compensation of Directors and Executive Officers
For the fiscal year ended December 31, 2020, the compensation to our executive officers and directors in cash by us amounted to an aggregate of RMB24.7 million (US$3.8 million). We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.
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
Share Incentive Plan
In July 2017, our board of directors approved the 2017 Share Incentive Plan, as amended and restated in March 2018, to provide incentives to our employees, directors and consultants and promote the success of our business. The maximum number of Class A ordinary shares that may be issued under the Amended and Restated 2017 Plan is 28,394,117. As of March 31, 2021, options to purchase 573,553 Class A ordinary shares are outstanding, and 7,116,876 restricted share units are outstanding.
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
on September 14, 2018.
The following table summarizes, as of March 31, 2021, the outstanding options granted under the Amended and Restated 2017 Plan to our directors, executive officers and other grantees.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Rongjie Dong	—	US$2.55	August 9, 2017	August 8, 2027
David Xueling Li	—	US$2.55	March 15, 2018	March 14, 2028
Ligao Lai	*	US$2.55	August 9, 2017	August 8, 2027
Other individuals as a group	*	US$2.55	August 9, 2017, March 15, 2018 and July 1, 2018	August 8, 2027, March 14, 2028 and June 30, 2028

Note:

*	Less than 1% of our total outstanding shares.
The following table summarizes, as of March 31, 2021, the outstanding restricted share units granted under the Amended and Restated 2017 Plan to our directors, executive officers and other grantees.

Name	Class A Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant	Date of Expiration
Rongjie Dong	*	March 31, 2018, and September 13, 2020	March 30, 2028, and September 12, 2030
Catherine Xiaozheng Liu	*	December 9, 2019	December 8, 2029
Other individuals as a group	5,938,784	March 31, 2018 to March 15, 2021	March 30, 2028 to March 14, 2031

Note:

*	Less than 1% of our total outstanding shares .

C.	Board Practices
Board of Directors
Our board of directors consists of nine directors. Pursuant to our memorandum and articles of association, Tencent has the right to appoint, remove and replace at least one director as long as Tencent holds no less than 20% of our issued share capital on a fully diluted basis, and JOYY has the right to appoint, remove and replace one director as long as JOYY holds no less than 15% of our issued share capital on a fully diluted basis. For so long as Tencent holds no less than 50% of the voting power in us, Tencent has the right to appoint, remove and replace up to the lowest number of directors that (x) constitutes a majority of the directors and (y) is no less than proportionate to such holder’s voting power in us, by delivering a written notice to us. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive
directors has a service contract with us that provides for benefits upon termination of service.
Committees of the Board of Directors
We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee
. Our audit committee consists of Mr. Hongqiang Zhao and Mr. Tsang Wah Kwong. Mr. Hongqiang Zhao is the chairman of our audit committee. We have determined that Mr. Hongqiang Zhao and Mr. Tsang Wah Kwong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule
10A-3
under the Securities Exchange Act of 1934. We have determined that Mr. Hongqiang Zhao and Mr. Tsang Wah Kwong qualify as “audit committee financial experts.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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
Compensation Committee
. Our compensation committee consists of Mr. Cheng Yun Ming Matthew, Mr. Hongqiang Zhao and Mr. Tsang Wah Kwong. Mr. Cheng Yun Ming Matthew is the chairman of our compensation committee. We have determined that Mr. Hongqiang Zhao and Mr. Tsang Wah Kwong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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
Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of Mr. Hongqiang Zhao, Mr. Tsang Wah Kwong, Mr. Lingdong Huang and Mr. Rongjie Dong. Mr. Hongqiang Zhao is the chairperson of our nominating and corporate governance committee. Mr. Hongqiang Zhao and Mr. Tsang Wah Kwong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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
Terms of Directors and Officers
Tencent has the right to appoint, remove and replace at least one director as long as Tencent holds no less than 20% of our issued share capital on a fully diluted basis, and JOYY has the right to appoint, remove and replace one director as long as JOYY holds no less than 15% of our issued share capital on a fully diluted basis. For so long as Tencent holds no less than 50% of the voting power in us, Tencent has the right to appoint, remove and replace up to the lowest number of directors that (x) constitutes a majority of the directors and (y) is no less than proportionate to such holder’s voting power in us, by delivering a written notice to us. Subject to the foregoing, our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office (unless otherwise specified in a written agreement between the Company and the relevant director) and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provision of our memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

D.	Employees
We had 2,075 employees as of December 31, 2020. As of December 31, 2020, 81.0%, 9.3% and 9.7% of our employees were located in Guangzhou, Zhuhai and other cities, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2020.

	As of December 31, 2020
	Number	%
Customer services and operations	669	32.2
Research and development	1,015	48.9
Sales and marketing	176	8.5
General and administrative	215	10.4

Total	2,075	100.0

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
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A and Class B ordinary shares as of March 31, 2021:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially 5% or more of our total outstanding ordinary shares.
The calculations in the table below are based on 236,242,830 ordinary shares outstanding as of March 31, 2021, comprising of 83,885,509 Class A ordinary shares (excluding 1,351,301 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan) and 152,357,321 Class B ordinary shares.
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

Ordinary Shares Beneficially Owned
	Class A ordinary Shares(†)	Class B ordinary Shares(††)	Total ordinary shares on an as-converted basis	% of total ordinary shares on an as converted basis	% of aggregate voting power (†††)
Directors and Executive Officers:**
Lingdong Huang	—	—	—	—	—
Rongjie Dong (1)	1,392,199	1,970,804	3,363,003	1.4	1.3
David Xueling Li (2)	*	—	*	*	*
Cheng Yun Ming Matthew (3)	—	—	—	—	—
Hai Tao Pu (4)	—	—	—	—	—
Guang Xu	—	—	—	—	—
Lei Zheng	—	—	—	—	—
Hongqiang Zhao (5)	—	—	—	—	—
Tsang Wah Kwong (6)	—	—	—	—	—
Catherine Xiaozheng Liu	*	—	*	*	*
Ligao Lai	*	—	*	*	*
All directors and executive officers as a group	3,678,525	1,970,804	5,649,329	2.4	1.4
Principal Shareholders:
Tencent Holdings Limited (7)	—	112,012,054	112,012,054	47.4	69.7
JOYY (8)	—	38,374,463	38,374,463	16.2	23.9
Morgan Stanley (9)	26,777,866	—	26,777,866	11.3	1.7

Notes:

*	Less than 1% of total outstanding ordinary shares.

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

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2021, by the sum of the total number of Class A ordinary shares outstanding as of March 31, 2021 and the number of Class A ordinary shares underlying the options held by such person or group that are exercisable within 60 days of March 31, 2021.

††
For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group, including Class B ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2021, by the sum of the total number of Class B ordinary shares outstanding as of March 31, 2021 and the number of Class B ordinary shares underlying the options held by such person or group that are exercisable within 60 days of March 31, 2021.

†††
For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, including Class A and Class B ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2021, with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share
basis.

(1)
Represents (i) 1,220,804 Class B ordinary shares directly held by All Worth Limited, a British Virgin Islands company owned by a family trust controlled by Mr. Rongjie Dong, and (ii) 750,000 Class B ordinary shares directly held by Oriental Luck International Limited, a British Virgin Islands company wholly owned by a family trust controlled by Mr. Rongjie Dong, and (iii) 357,980 Class A ordinary shares issuable upon the vesting of the restricted shares units within 60 days after March 31, 2021 held by Mr. Rongjie Dong, and (iv) 1,034,219 Class A ordinary shares in the form of ADSs held by All Worth Limited. The registered offices of All Worth Limited and Oriental Luck International Limited are both Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	The business address of Mr. David Xueling Li is Building B-1, North Block of Wanda Plaza, No. 79 Wanbo 2nd Road, Panyu District, Guangzhou, 511442, the People’s Republic of China.
(3)	The business address of Mr. Cheng Yun Ming Matthew is 29/F, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.
(4)	The business address of Mr. Hai Tao Pu is 29/F, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.
(5)	The business address of Mr. Hongqiang Zhao is No. 10 Furong Street, Chaoyang District, Beijing, the People’s Republic of China.
(6)	The business address of Mr. Tsang Wah Kwong is Flat B, 11/F., Block 9, Vista Paradiso, 2 Hang Ming Street, Ma On Shan, New Territories, Hong Kong.
(7)
Represents 112,012,054 Class B ordinary shares directly held by Linen Investment Limited, based on our register of members. Tencent Holdings Limited is a Cayman Islands company. Linen Investment Limited is a British Virgin Islands company and a direct wholly owned subsidiary of Tencent Holdings Limited. The principal business address of each of Tencent Holdings Limited and Linen Investment Limited is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(8)
Represents 38,374,463 Class B ordinary shares directly held by JOYY Inc., based on our register of members. JOYY Inc. is a Cayman Islands company. The principal business address of JOYY Inc. is Building
B-1,
North Block of Wanda Plaza, No. 79 Wanbo 2nd Road, Nancun Town, Panyu District, Guangzhou 511442, the People’s Republic of China.

(9)
Represents 26,777,866 Class A ordinary shares in the form of ADSs held by Morgan Stanley and its affiliates as of March 31, 2021, as reported in a Schedule 13G amendment filed by Morgan Stanley and its affiliates on April 12, 2021. The principal business address of Morgan Stanley is 1585 Broadway New York, NY 10036.

To our knowledge, as of March 31, 2021, a total of 82,029,496 Class A ordinary shares are held by one record holder in the United States, representing approximately 34.8% of our total outstanding shares on an as-converted
basis. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which holds 82,029,496 Class A ordinary shares, representing 34.8% of our total outstanding shares on an as-converted
basis. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
See “Item 6. Directors, Senior Management and
Employees-E.
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
B-2
Preferred Shares on March 8, 2018, Tencent became a related party of ours as our major shareholder. The transactions with Tencent prior to March 8, 2018 were not disclosed as related party transactions.
The table below provides a summary of our transactions with Tencent for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Operation support services provided by Tencent	106,547	219,403	342,487	52,488
Content cost charged by Tencent	88,075	123,204	127,224	19,498
Payment on behalf of Tencent	—	16,127	16,449	2,521
Advertising and other revenues from Tencent	14,345	8,028	14,349	2,199
Market promotion expenses charged by Tencent	2,174	12,777	11,208	1,718
Others	—	2,835	2,883	442
Agreements and Transactions with JOYY
Before the completion of our
carve-out,
our business was operated under JOYY. In January 2017, Guangzhou Huya and JOYY entered into a series of services agreements, under which JOYY agreed to provide certain services to Guangzhou Huya directly related to our business, including resource, and purchase of services on behalf of us. The agreements first became effective in 2017 and were renewed for 2020, and could be further renewed once per year upon mutual agreement between Guangzhou Huya and JOYY. In addition, prior to the completion of our carve-out
from JOYY, certain of our employees were granted awards under the 2011 share incentive scheme of JOYY. The share-based compensation expenses arising from such grants were allocated to us and recognized as share-based compensation expenses.

The table below provides a summary of our transactions with JOYY for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Purchase of services by JOYY on behalf of Huya	37,408	22,622	18,945	2,903
Operation support services provided by JOYY	44,523	17,455	4,187	642
Deemed distribution to JOYY	—	10,119	1,013	155
Cash collected by JOYY as a payment platform for Huya	4,081,696	1,362,489	—	—
Repayment from JOYY in relation to the payment on behalf of Huya’s employees	1,229	15,306	—	—
Share-based compensation expenses related to JOYY’s Share-based Awards	5,833	1,996	—	—
Purchase of property and equipment and intangible assets from JOYY	6,422	294	—	—
Others	9,245	228	41	6
Below is a summary of our other existing agreements with JOYY:
Intellectual Property
. After our
carve-out,
we also obtained an exclusive and royalty-free license from Guangzhou Huaduo to use 42 patents, 10 of which are under application, through the respective terms of such patents or, in the case of patent applications, through the respective application periods and terms of the patents once granted.
Non-compete
agreement
. On March 8, 2018, JOYY and we, through our respective PRC affiliated entities, entered into a non-compete
agreement. Pursuant to this
non-compete
agreement, JOYY agrees not to compete with us in certain areas of our core business, for a term of four years from the date of this non-compete
agreement.
Business cooperation agreement
. On March 8, 2018, JOYY and we, through our respective PRC affiliated entities, entered into a business cooperation agreement. This business cooperation agreement sets out terms of our future cooperation in the areas including IT system licensing and broadcaster resources. The business cooperation agreement has a term of five years from January 1, 2018 to December 31, 2022, subject to automatic renewal of another year until terminated.
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

Agreements and Transactions with Entities over Which Tencent Has Significant Influence (“Tencent’s Related Parties”)
On April 3, 2020, Tencent’s related parties became our related parties as a result of Tencent gaining majority voting power in us and consolidating our financial statements. The transactions with Tencent’s related parties prior to April 3, 2020 were not disclosed as related party transactions. The table below provides a summary of our transactions with Tencent’s related parties between April 3, 2020 and December 31, 2020.

	For the year ended December 31,
	2020
	RMB	US$
Content cost charged by Tencent’s related parties	79,784	12,227
Operation support services provided by Tencent’s related parties	12,326	1,889
Market promotion expenses charged by Tencent’s related parties	11,417	1,750
Advertising and other revenues from Tencent’s related parties	8,197	1,256
Others	10,301	1,579
Shareholders’ Agreement
We entered into our amended and restated shareholders’ agreement on March 8, 2018 with our shareholders, which consist of holders of Class A and Class B ordinary shares, series
A-1
preferred shares, series
A-2
preferred shares and series
B-2
preferred shares.
This shareholders’ agreement provides that our board of directors should consist of at least five directors, including no less than two independent directors. Tencent has the right to appoint, remove and replace at least one director as long as Tencent holds no less than 20% of our issued share capital on a fully diluted basis, and JOYY has the right to appoint, remove and replace one director as long as JOYY holds no less than 15% of our issued share capital on a fully diluted basis. For so long as Tencent holds no less than 50% of the voting power in us, Tencent has the right to appoint, remove and replace up to the lowest number of directors that (x) constitutes a majority of the directors and (y) is no less than proportionate to such holder’s voting power in us, by delivering a written notice to us.
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
Except for the Closing Dividend contemplated by the Merger Agreement, we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future, as we currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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
The following are summaries of material provisions of our currently effective fourth amended and restated memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.
Board of Directors
See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Objects of our Company
Under our fourth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
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
Dividends
The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our fourth amended and restated memorandum and articles of association. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may declare and pay a dividend only out of funds legally available therefor, namely out of either our profit or our share premium account, provided that in no circumstances may we pay a dividend if, immediately after this payment, this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
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
A quorum required for a meeting of shareholders consists of one or more shareholders present or representing by proxy and holding shares which represent, in aggregate, not less than one-third
of all votes attaching to the issued and outstanding voting shares entitled to vote at general meetings. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding, at the date of deposit of the requisition, shares which represent, in aggregate, no less than one-third
of the votes attaching to all our issued and outstanding shares, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our fourth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least 10 calendar days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds
of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our fourth amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of our name or making changes to our fourth amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, consolidate or subdivide their shares by ordinary resolution.
Transfer of Ordinary Shares
Subject to the restrictions in our fourth amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
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
Liquidation
On a return of capital on winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up
capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are an exempted company with limited liability registered under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our fourth amended and restated memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Shares and Forfeiture of Shares
Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Ordinary Shares
We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares
The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by, inter alia
, the creation, allotment or issue of further shares ranking pari passu with such existing class of shares. In addition, the rights of the holders of the shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Issuance of Additional Shares
Our fourth amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our fourth amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including but not limited to:

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
Inspection of Books and Records
Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association and our register of mortgages and charges).

Anti-takeover Provisions
Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•
authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•
limit the ability of shareholders to requisition and convene general meetings of shareholders However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fourth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General Meetings of Shareholders and Shareholder Proposals
Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.
As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our fourth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting. We, however, will hold an annual shareholders meeting during each fiscal year, as required by the listing rules of the NYSE.
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
Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fourth amended and restated memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third
of all votes attaching to all issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our fourth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
Election and Removal of Directors
Unless otherwise determined by our company in general meeting, our fourth amended and restated memorandum and articles of association provide that our board of directors will consist of not less than five directors, including no less than two independent directors. The board of directors shall have the right to expand the size of the board of directors and determine the exact number of directors. Tencent has the right to appoint, remove and replace at least one director as long as Tencent and its affiliates collectively hold no less than 20% of our issued share capital on a fully diluted basis, and JOYY has the right to appoint, remove and replace one director as long as JOYY and its affiliates collectively hold no less than 15% of our issued share capital on a fully diluted basis. There are no provisions relating to retirement of directors upon reaching any age limit.
Subject to the above, the directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board and our shareholders may also appoint any person to be a director by way of ordinary resolution.

Subject to restrictions contained in our fourth amended and restated memorandum and articles of association, a director may be removed with or without cause by ordinary resolution of our company.
In addition, the office of any director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board resolves that his office be vacated, or (v) is removed from office pursuant to our fourth amended and restated memorandum and articles of association.
Proceedings of Board of Directors
Our fourth amended and restated memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.
Our fourth amended and restated memorandum and articles of association provide that the board may from exercise all the powers of our company to borrow money, to mortgage or charge all or any part of the undertaking, property and uncalled capital of our company and to issue debentures and other securities whenever money is borrowed, or as security for any debt, liability or obligation of our company or of any third party.
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

Exempted Company
We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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
Register of Members
Under the Companies Act, we must keep a register of members and there should be entered therein:

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
Differences in Corporate Law
The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the comparable provisions of the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements
. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman
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

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.
The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month
period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
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
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes duties to the company including the following-a
duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care and the test in the Cayman Islands against which that duty is measured is both objective and subjective.

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
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association allow our shareholders holding not less than one-third
of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition a shareholder’s meeting, in which case our directors shall convene an extraordinary general meeting. Other than this right to requisition a shareholders’ meeting, our Memorandum and Articles of Association do not provide our shareholders other right to put proposal before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.
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
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Memorandum and Articles of Association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders, or by an ordinary resolution on the basis that our company is unable to pay its debts as they fall due.
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
Exempted Company
. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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
We have not entered into any material contracts other than in the ordinary course of business and other than those described under this item or “Item 4. Information on the Company” or elsewhere in this annual report.
On April 27, 2021, Guangzhou Huya entered into a License Agreement for Broadcasting League of Legends Matches with Tengjing Sports & Culture Development (Shanghai) Co., Ltd., under which we purchased an exclusive license for e-sports during the period from 2021 to 2025 for a total consideration of RMB2,013 million.

D.	Exchange Controls
See “Item 4. Information on the
Company-B.
Business Overview-Government Regulations-Regulation of Foreign Currency Exchange and Dividend Distribution.”

E.	Taxation
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

United States Federal Income Tax Considerations
The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market
method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt
organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United
States, alternative minimum tax, state, or local tax or any
non-income
tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United
States income and other tax considerations of an investment in our ADSs or ordinary shares.
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
Passive Foreign Investment Company Considerations
A
non-United
States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible to cash are categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is unclear, we treat our variable interest entity (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of our variable interest entity (including its subsidiaries) for United States federal income tax purposes, we may be treated as a PFIC. Assuming that we are the owner of our variable interest entity (including its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2020, and we do not expect to be a PFIC for the current taxable year or the foreseeable future.
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
The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning our variable interest entity (including its subsidiaries) for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.
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
A
non-United
States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States, so we believe that our ADSs should qualify as readily tradable on an established securities market in the United States. Since our ordinary shares will not be listed on an established securities markets in the United States, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. We believe that our ADSs will be readily tradable, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United
States-PRC
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
Because a
mark-to-market
election cannot technically be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market
election with respect to our ADSs will generally continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.
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
We previously filed with the SEC our registration statement on Form
F-1
(Registration
No. 333-224202),
as amended, including the prospectus contained therein, to register our Class A ordinary shares in relation to our initial public offering. We have also filed with the SEC a related registration statement on
F-6
(Registration
No. 333-224563)
to register the ADSs. We have also filed with the SEC a registration statement on
F-4
(Registration
No. 333-250016)
in relation to the proposed Merger with DouYu.
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

As of December 31, 2020, we had U.S. dollar-denominated cash and cash equivalents, short-term deposits and short-term investments of US$344.5 million and US$639.8 million and nil, respectively. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2020 would result in a decrease of RMB224.8 million in cash and cash equivalents and RMB417.5 million in short-term deposits and nil in short-term investments. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2020 would result in an increase of RMB224.8 million in cash and cash equivalents and RMB417.5 million in short-term deposits and nil in short-term investments.
Interest Rate Risk
Our exposure to interest rate risk primarily relates to Interest and short-term investments income, which consists of interest earned on bank deposits, short-term wealth management products and money market funds with maturities of less than one year.
We generated interest and short-term investment income of RMB156.5 million, RMB304.5 million and RMB313.4 million (US$48.0 million) in 2018, 2019 and 2020, respectively. We had cash and cash equivalents of RMB3,293.6 million (US$504.8 million) and short term deposits of RMB5,974.8 million (US$915.7 million) as of December 31, 2020. Assuming such amount of cash and cash equivalents and short term deposits were held entirely in the form of interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately RMB92.7 million (US$14.2 million). We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.
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

As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

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
Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2020, we did not record any cash received from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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
In 2019 and 2020, we used approximately US$71.8 and US$99.8 million of the net proceeds from our initial public offering to invest in overseas expansion and for general corporate purpose. As of date of this annual report, we have used all of the net proceeds from our initial public offering.
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

In 2019 and 2020, we used approximately nil and US$0.6 million of the net proceeds from the public offering in April 2019. We intend to use the proceeds from the public offering to expand content genres, improve content quality, strengthen technologies and products, support overseas expansion, and expand and enhance product and service offerings, and use the balance of the proceeds for working capital and other general corporate purpose.

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
Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2020.
Attestation Report of the Independent Registered Public Accounting Firm
Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page
F-2
of this annual report on Form
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

	2019	2020
	RMB	RMB
	(in thousands)
Audit fees (1)	8,797	12,500
Audit-related fees (2)	—	1,050
Tax fees (3)	—	987

Notes:
(1)
“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual or quarterly financial statements and other SEC filings.

(2)	“Audit-related fees” mean the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services.

(3)	“Tax fees” mean the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.
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
As a Cayman Islands exempted company listed on the NYSE, we are subject to the NYSE Listed Company Manual corporate governance listing standards. We are a “controlled company” as defined under the NYSE Listed Company Manual because Tencent beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

•	an exemption from the rule that a majority of our board of directors must be independent directors;

•	the requirement that the compensation committee be composed entirely of independent directors; and

•	the requirement that the nominating committee be composed entirely of independent directors.
Our board of directors is not composed of a majority of independent directors. Furthermore, not all members of our compensation committee and our nominating and corporate governance committee are independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
The NYSE Listed Company Manual permits a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE Listed Company Manual. We follow home country practice and have a two-member
audit committee, in lieu of the requirement of NYSE Listed Company Manual Section 303A.07 to have an audit committee with at least three members.

ITEM 16.H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III.

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of HUYA Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 99.2 to the registrant’s current report on Form 6-K (File No. 001-38482) filed with the SEC on May 15, 2020)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

Exhibit Number	Description of Document

2.3	Deposit Agreement dated May 10, 2018, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-227336 ) filed with the Securities and Exchange Commission on September 14, 2018)

2.4	Amended and Restated Shareholders’ Agreement dated as of March 8, 2018 between the registrant and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 of the registrant’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2020)

4.1	Agreement and Plan of Merger, dated October 12, 2020, by and among HUYA Inc., Tiger Company Ltd., DouYu International Holdings Limited and Nectarine Investment Limited (attached as Annex A to the proxy statement/prospectus forming part of the Registration Statement on Form F-4 (Registration No. 333-250016) filed with the Securities and Exchange Commission on November 10, 2020 and incorporated herein by reference)

4.2	The Amended and Restated 2017 Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333 224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.5	Voting Agreement dated October 12, 2020, by and among Mr. Shaojie Chen, HUYA Inc., Nectarine Investment Limited and DouYu International Holdings Limited (attached as Annex C to the proxy statement/prospectus forming part of the Registration Statement on Form F-4 (Registration No. 333-250016) filed with the Securities and Exchange Commission on November 10, 2020 and incorporated herein by reference)

4.6	Voting Agreement dated October 12, 2020, by and among Mr. Wenming Zhang, HUYA Inc., Nectarine Investment Limited and DouYu International Holdings Limited (attached as Annex D to the proxy statement/prospectus forming part of the Registration Statement on Form F-4 (Registration No. 333-250016) filed with the Securities and Exchange Commission on November 10, 2020 and incorporated herein by reference)

4.7	English translation of the Equity Interest Pledge agreement among Guangzhou Huya Technology Co., Ltd., Guangzhou Huya Information Technology Co., Ltd., and Linzhi Tencent Technology Co., Ltd. dated September 17, 2020 (incorporated by reference to Exhibit 10.1 from the registrant’s registration statement on Form F-4 (Registration No. 333-250016) filed with the Securities and Exchange Commission on November 10, 2020)

4.8	English translation of the Exclusive Business Operation Agreement between Guangzhou Huya Technology Co., Ltd. and Guangzhou Huya Information Technology Co., Ltd. dated September 17, 2020 (incorporated by reference to Exhibit 10.2 from the registrant’s registration statement on Form F-4 (Registration No. 333-250016) filed with the Securities and Exchange Commission on November 10, 2020)

4.9	English translation of the Shareholder Voting Rights Proxy Agreement among Guangzhou Huya Technology Co., Ltd., Guangzhou Huya Information Technology Co., Ltd., and Linzhi Tencent Technology Co., Ltd. dated September 17, 2020 (incorporated by reference to Exhibit 10.3 from the registrant’s registration statement on Form F-4 (Registration No. 333-250016) filed with the Securities and Exchange Commission on November 10, 2020)

Exhibit Number	Description of Document

4.10	English translation of the Exclusive Option Agreement among Guangzhou Huya Technology Co., Ltd., Guangzhou Huya Information Technology Co., Ltd., and Linzhi Tencent Technology Co., Ltd. dated September 17, 2020 (incorporated by reference to Exhibit 10.4 from the registrant’s registration statement on Form F-4 (Registration No. 333-250016) filed with the Securities and Exchange Commission on November 10, 2020)

4.11	English translation of Patent License Agreement between Guangzhou Huya and Guangzhou Huaduo dated December 31, 2016 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.12	English translation of Non-Compete Agreement between Guangzhou Huaduo and Guangzhou Huya dated March 8, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.13	English translation of Business Cooperation Agreement between Guangzhou Huaduo and Guangzhou Huya dated March 8, 2018 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.14	English translation of Business Cooperation Agreement between Shenzhen Tencent Computer Systems Company Ltd. and Guangzhou Huya dated February 5, 2018 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.15	Registration Rights Agreement by and between HUYA Inc. and JOYY Inc. dated April 3, 2020 (incorporated by reference to Exhibit 4.14 from the registrant’s annual report on Form 20-F (File No. 001-38482), filed with the Securities and Exchange Commission on April 27, 2020)

4.16	Written Acknowledgment to Registration Rights Agreement executed by Linen Investment Limited dated April 3, 2020 (incorporated by reference to Exhibit 4.15 from the registrant’s annual report on Form 20-F (File No. 001-38482), filed with the Securities and Exchange Commission on April 27, 2020)

4.17*†	English translation of License Agreement for Broadcasting League of Legends Matches between Tengjing Sports & Culture Development (Shanghai) Co., Ltd. And Guangzhou Huya dated April 27, 2021

8.1*	List of principal subsidiaries and variable interest entities of the registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

Exhibit Number	Description of Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.
**	Furnished herewith.
†	Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUYA Inc.

By:	/s/ Rongjie Dong
Name:	Rongjie Dong
Title:	Chief Executive Officer
Date: April 27, 2021

HUYA INC.

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of HUYA Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of HUYA Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the COSO.
Basis for Opinions
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

Revenue recognition — identification of distinct performance obligations and estimate of standalone selling price
As described in Note 2(o) to the consolidated financial statements, the Company’s sources of revenue include live streaming and others. The Company’s consolidated revenues were RMB10,914 million for the year ended December 31, 2020, of which RMB10,312 million were revenues from live streaming. Management identifies multiple distinct performance obligations in certain contracts of its live streaming business. Customers receive a series of services, virtual items and virtual rights by entering into these contracts with the Company. Management determines the distinct performance obligations and transaction price of each identified distinct performance obligation and recognizes revenue upon transfer of control of the promised services in an amount that reflects the consideration the Company expects to receive in exchange for those services. Management exercises significant judgment in determining the distinct performance obligations and transaction price which is dependent on the contractual terms for each type of contract with multiple distinct performance obligations.
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
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including identification of distinct performance obligations and estimate of standalone selling prices used to allocate transaction price to distinct performance obligations in its contracts with customers. These procedures also included, among others, on a test basis: (i) testing the completeness and accuracy of management’s identification of the distinct performance obligations by evaluating customer arrangements, (ii) testing management’s process for estimating standalone selling price which included testing the completeness and accuracy of input data used, and evaluating the reasonableness of significant assumptions used by management, principally including market and pricing conditions and other observable inputs such as historical pricing practices and (iii) testing management’s process for determining the appropriate amount of revenue recognition based on the performance obligations identified in relevant contracts.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Guangzhou, the People’s Republic of China
April 27, 2021
We have served as the Company’s auditor since
2017.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019 AND 2020
(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			(Note 2(e))
Assets
Current assets
Cash and cash equivalents	1,113,193	3,293,573	504,762
Restricted cash	1,392	164,889	25,270
Short-term deposits	6,743,445	5,974,790	915,677
Short-term investments	2,219,531	1,206,539	184,910
Accounts receivable, net of allowance of RMB922 and RMB4,449 for 2019 and 2020, respectively	61,708	71,237	10,918
Amounts due from related parties, net of allowance of nil and RMB299 for 2019 and 2020, respectively	51,936	64,802	9,931
Prepayments and other current assets, net of allowance of nil and RMB324 for 2019 and 2020, respectively	400,615	495,108	75,879

Total current assets	10,591,820	11,270,938	1,727,347

Non-current assets
Deferred tax assets	45,816	48,313	7,404
Investments	379,424	467,206	71,602
Property and equipment, net	96,686	94,555	14,491
Intangible assets, net	45,085	62,796	9,624
Right-of-use assets, net	102,824	87,418	13,397
Prepayments and other non-current assets	104,895	379,461	58,155

Total non-current assets	774,730	1,139,749	174,673

Total assets	11,366,550	12,410,687	1,902,020

Liabilities and shareholders’ equity
Current liabilities
Accounts payable (including amounts of the consolidated variable interest entity and its subsidiaries (“VIEs”) without recourse to the Company of RMB1,057 and RMB4,706 as of December 31, 2019 and 2020, respectively)	3,725	10,083	1,545
Advances from customers and deferred revenue (including amounts of the consolidated VIEs without recourse to the Company of RMB842,355 and RMB473,492 as of December 31, 2019 and 2020, respectively)	845,966	485,878	74,464
Income taxes payable (including amounts of the consolidated VIEs without recourse to the Company of RMB20,397 and RMB53,317 as of December 31, 2019 and 2020, respectively)	26,051	56,861	8,714
Accrued liabilities and other current liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB989,274 and RMB492,164 as of December 31, 2019 and 2020, respectively)	1,460,025	1,707,289	261,654
Amounts due to related parties (including amounts of the consolidated VIEs without recourse to the Company of RMB77,169 and RMB31,791 as of December 31, 2019 and 2020, respectively)	79,032	95,457	14,629
Lease liabilities due within one year (including amounts of the consolidated VIEs without recourse to the Company of RMB5,418 and RMB757 as of December 31, 2019 and 2020, respectively)	31,878	29,227	4,479

Total current liabilities	2,446,677	2,384,795	365,485

Non-current liabilities
Lease liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB4,800 and nil as of December 31, 2019 and 2020, respectively)	70,110	57,620	8,831
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the Company of nil and RMB540 as of December 31, 2019 and 2020, respectively)	—	13,350	2,046
Deferred revenue (including amounts of the consolidated VIEs without recourse to the Company of RMB164,913 and RMB178,144 as of December 31, 2019 and 2020, respectively)	164,913	178,144	27,302

Total non-current liabilities	235,023	249,114	38,179

Total liabilities	2,681,700	2,633,909	403,664

Commitments and contingencies

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019 AND 2020 (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			(Note 2(e))
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 and 750,000,000 shares authorized, 67,101,314 and 83,490,841 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	44	55	8
Class B ordinary shares (US$0.0001 par value; 200,000,000 and 200,000,000 shares authorized, 152,357,321 and 152,357,321 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	100	100	15
Additional paid-in capital	10,081,946	11,465,575	1,757,176
Statutory reserves	64,679	122,429	18,763
Accumulated deficit	(1,986,054)	(1,883,643)	(288,681)
Accumulated other comprehensive income	524,135	72,262	11,075

Total shareholders’ equity	8,684,850	9,776,778	1,498,356

Total liabilities and shareholders’ equity	11,366,550	12,410,687	1,902,020

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note 2(e))
Net revenues
Live streaming	4,442,845	7,976,214	10,311,624	1,580,326
Advertising and others (including transactions with related parties of RMB16,300, RMB11,498 and RMB22,546 for the years ended December 31, 2018, 2019 and 2020, respectively)	220,595	398,287	602,750	92,375

Total net revenues	4,663,440	8,374,501	10,914,374	1,672,701

Cost of revenues (1) (including transactions with related parties of RMB266,852, RMB380,219 and RMB593,350 for the years ended December 31, 2018, 2019 and 2020, respectively)	(3,933,647)	(6,892,579)	(8,646,308)	(1,325,105)

Gross Profit	729,793	1,481,922	2,268,066	347,596

Operating expenses (1)
Research and development expenses (including transactions with related parties of RMB10,042, RMB5,720 and RMB4,023 for the years ended December 31, 2018, 2019 and 2020, respectively)	(265,152)	(508,714)	(734,261)	(112,530)
Sales and marketing expenses (including transactions with related parties of RMB4,038, RMB13,350 and RMB24,966 for the years ended December 31, 2018, 2019 and 2020, respectively)	(189,207)	(438,396)	(558,012)	(85,519)
General and administrative expenses (including transactions with related parties of RMB3,080, RMB1,058 and RMB2,436 for the years ended December 31, 2018, 2019 and 2020, respectively)	(287,710)	(352,824)	(445,006)	(68,200)

Total operating expenses	(742,069)	(1,299,934)	(1,737,279)	(266,249)

Other income	38,938	79,390	194,169	29,758

Operating income	26,662	261,378	724,956	111,105

Interest and short-term investments income	156,549	304,491	313,366	48,025
Fair value loss on derivative liabilities	(2,285,223)	—	—	—
Gain on fair value change of investment	—	—	2,160	331
Other non-operating expense s	—	—	(10,010)	(1,534)
Foreign currency exchange gains, net	51	1,157	2,056	315

(Loss) income before income tax benefits (expenses)	(2,101,961)	567,026	1,032,528	158,242

Income tax benefits (expenses)	50,943	(96,078)	(176,784)	(27,093)

(Loss) income before share of income (loss) in equity method investments, net of income taxes	(2,051,018)	470,948	855,744	131,149
Share of income (loss) in equity method investments, net of income taxes	113,329	(2,775)	28,414	4,355

Net (loss) income attributable to HUYA Inc.	(1,937,689)	468,173	884,158	135,504

Accretion to Series A redeemable convertible preferred shares (“Preferred Shares”)	(71,628)	—	—	—
Deemed dividend to Series A Preferred Shareholders	(496,995)	—	—	—

Net (loss) income attributable to ordinary shareholders	(2,506,312)	468,173	884,158	135,504

Net (loss) income	(1,937,689)	468,173	884,158	135,504

Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	366,259	157,568	(451,873)	(69,253)

Total comprehensive (loss) income attributable to HUYA Inc.	(1,571,430)	625,741	432,285	66,251

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note 2(e))
Net (loss) income per ADS*
—Basic	(15.02)	2.18	3.89	0.60
—Diluted	(15.02)	2.02	3.71	0.57
Weighted average number of ADSs used in calculating net (loss) income per ADS
—Basic	166,828,435	214,811,862	227,081,238	227,081,238
—Diluted	166,828,435	232,024,961	238,631,613	238,631,613
Net (loss) income per ordinary share*
—Basic	(15.02)	2.18	3.89	0.60
—Diluted	(15.02)	2.02	3.71	0.57
Weighted average number of ordinary shares used in calculating net (loss) income per ordinary share
—Basic	166,828,435	214,811,862	227,081,238	227,081,238
—Diluted	166,828,435	232,024,961	238,631,613	238,631,613

*	Each ADS represents one Class A ordinary share.
(1) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				(Note 2(e))
Cost of revenues	10,472	31,593	64,942	9,953
Research and development expenses	30,643	86,296	150,723	23,099
Sales and marketing expenses	1,832	5,919	9,879	1,514
General and administrative expenses	183,748	157,936	182,664	27,994
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2017	992,456	1	99,007,544	66	140,792	—	(80,968)	308	60,199
Share-based compensation related to JOYY’s Share-based Awards	—	—	—	—	5,833	—	—	—	5,833
Share-based compensation related to Huya Share-based Awards	—	—	—	—	220,862	—	—	—	220,862
Class B ordinary shares converted to Class A ordinary shares resulted from the transfer of such shares from JOYY to other investors	8,750,223	6	(8,750,223)	(6)	—	—	—	—	—
Accretion to Series A Preferred Shares redemption value prior to the extinguishment	—	—	—	—	(7,078)	—	—	—	(7,078)
Accretion to Series A Preferred Shares redemption value post the extinguishment	—	—	—	—	(6,274)	—	(4,165)	—	(10,439)
Accretion to Series B-2 Preferred Shares redemption value	—	—	—	—	(32,526)	—	(21,585)	—	(54,111)
Deemed dividend to Series A Preferred Shareholders	—	—	—	—	(151,854)	—	(345,141)	—	(496,995)
Issuance of Class A ordinary shares upon the completion of the initial public offering (“IPO”)	17,250,000	11	—	—	1,207,738	—	—	—	1,207,749
Conversion of Series A Preferred Shares to ordinary shares upon the completion of the IPO	17,647,058	11	4,411,765	3	436,485	—	—	—	436,499
Conversion of Series B-2 Preferred Shares to ordinary shares upon the completion of the IPO	—	—	64,488,235	41	2,665,050	—	—	—	2,665,091
Derecognition of derivative liabilities upon conversion	—	—	—	—	3,188,827	—	—	—	3,188,827
Appropriation to statutory reserves	—	—	—	—	—	34,634	(34,634)	—	—
Net loss	—	—	—	—	—	—	(1,937,689)	—	(1,937,689)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	366,259	366,259

Balance at December 31, 2018	44,639,737	29	159,157,321	104	7,667,855	34,634	(2,424,182)	366,567	5,645,007

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2018	44,639,737	29	159,157,321	104	7,667,855	34,634	(2,424,182)	366,567	5,645,007
Share-based compensation related to JOYY’s Share-based Awards	—	—	—	—	1,996	—	—	—	1,996
Share-based compensation related to Huya Share-based Awards	—	—	—	—	279,748	—	—	—	279,748
Class B ordinary shares converted to Class A ordinary shares	6,800,000	4	(6,800,000)	(4)	—	—	—	—	—
Issuance of Class A ordinary shares upon the completion of the follow-on public offering	13,600,000	9	—	—	2,110,057	—	—	—	2,110,066
Issuance of ordinary shares for exercised share options	2,011,144	2	—	—	32,409	—	—	—	32,411
Issuance of ordinary shares for restricted share units	50,433	—	—	—	—	—	—	—	—
Deemed distribution to JOYY	—	—	—	—	(10,119)	—	—	—	(10,119)
Appropriation to statutory reserves	—	—	—	—	—	30,045	(30,045)	—	—
Net income	—	—	—	—	—	—	468,173	—	468,173
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	157,568	157,568

Balance at December 31, 2019	67,101,314	44	152,357,321	100	10,081,946	64,679	(1,986,054)	524,135	8,684,850

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2019	67,101,314	44	152,357,321	100	10,081,946	64,679	(1,986,054)	524,135	8,684,850
Cumulative effect of initial adoption of ASC 326	—	—	—	—	—	—	(3,067)	—	(3,067)
Balance at January 1, 2020	67,101,314	44	152,357,321	100	10,081,946	64,679	(1,989,121)	524,135	8,681,783
Share-based compensation related to Huya Share-based Awards	—	—	—	—	408,208	—	—	—	408,208
Issuance of ordinary shares for exercised share options	14,440,921	10	—	—	255,505	—	—	—	255,515
Issuance of ordinary shares for restricted share units	1,948,606	1	—	—	(1)	—	—	—	—
Deemed distribution to JOYY	—	—	—	—	(1,013)	—	—	—	(1,013)
Appropriation to statutory reserves	—	—	—	—	—	57,750	(57,750)	—	—
Increase in VIE’s share capital by transferring VIE’s retain earnings	—	—	—	—	720,930	—	(720,930)	—	—
Net income	—	—	—	—	—	—	884,158	—	884,158
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	(451,873)	(451,873)

Balance at December 31, 2020	83,490,841	55	152,357,321	100	11,465,575	122,429	(1,883,643)	72,262	9,776,778

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ (Note 2(e))
Cash flows from operating activities
Net (loss) income attributable to HUYA Inc.	(1,937,689)	468,173	884,158	135,504
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation of property and equipment	26,818	45,455	58,440	8,956
Amortization of acquired intangible assets	8,224	17,080	44,362	6,799
Amortization of right-of-use assets	—	25,229	28,376	4,349
Expected credit loss expenses	632	—	517	79
Loss (gain) on disposal of property and equipment and other long-term assets	5	(1,621)	(648)	(99)
Share-based compensation	226,695	281,744	408,208	62,560
Share of(income) loss in equity method investments, net of income taxes	(113,329)	2,775	(28,414)	(4,355)
Other non-cash income	—	(10,119)	(1,013)	(155)
Deferred income tax (benefits)expenses	(50,943)	(14,871)	18,608	2,852
Fair value loss of derivative liabilities	2,285,223	—	—	—
Gain on fair value changes of investments	—	—	(2,160)	(331)
Short-term investments income	(2,541)	(21,497)	(6,539)	(1,002)
Foreign currency exchange gains	(51)	(1,157)	(2,056)	(315)
Changes in operating assets and liabilities:
Accounts receivable	(14,634)	(17,909)	(13,058)	(2,001)
Prepayments and other assets	(301,697)	(115,353)	(59,336)	(9,094)
Amounts due from related parties	(132,624)	186,903	(12,121)	(1,858)
Accounts payable	(3,709)	90	4,288	657
Amounts due to related parties	26,278	44,359	16,421	2,517
Advances from customers and deferred revenue	272,110	446,364	(346,857)	(53,159)
Lease liabilities	—	(23,536)	(28,623)	(4,387)
Accrued liabilities and other current liabilities	428,693	607,254	246,511	37,780
Income tax payable	—	26,051	30,810	4,722

Net cash provided by operating activitie s	717,461	1,945,414	1,239,874	190,019

Cash flows from investing activities
Placements of short-term deposits	(5,781,911)	(7,166,676)	(7,903,107)	(1,211,204)
Maturities of short-term deposits	1,775,811	5,553,758	8,387,957	1,285,511
Cash received in connection with purchasing short-term deposits together with JOYY	7,096	—	—	—
Placement of short-term investments	(863,753)	(3,706,780)	(2,200,000)	(337,165)
Maturities of short-term investments	566,132	1,808,908	3,208,602	491,740
Purchase of property and equipment	(74,804)	(61,210)	(54,410)	(8,339)
Purchase of intangible assets	(52,583)	(10,186)	(63,581)	(9,744)
Prepayment for purchase of land use right	—	—	(310,220)	(47,543)
Cash paid for long-term investments	(86,200)	(92,944)	(101,964)	(15,627)
Cash received from an investee due to withdrawal of investment	—	—	2,000	307
Prepayment for long-term investments	(67,250)	—	—	—
Cash received from an investee for its partial disposal of an investment	—	—	38,532	5,905
Cash received from disposal of equity investments	10,000	—	—	—
Proceeds from disposal of property and equipment	10	159	971	149
Loan to a third party	—	(10,000)	—	—

Net cash (used in)/provided by investing activities	(4,567,452)	(3,684,971)	1,004,780	153,990

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ (Note 2(e))
Cash flows from financing activities
Proceeds from issuance of Series B-2 Preferred Shares	2,919,112	—	—	—
Net proceeds from issuance of ordinary shares upon IPO	1,207,749	—	—	—
Net proceeds from issuance of ordinary shares upon follow-on public offering	—	2,110,715	—	—
Proceeds from exercise of vested share options	—	22,936	265,294	40,658

Net cash provided by financing activities	4,126,861	2,133,651	265,294	40,658

Net increase in cash and cash equivalents and restricted cash	276,870	394,094	2,509,948	384,667
Cash and cash equivalents and restricted cash at the beginning of the year	442,532	709,019	1,114,585	170,818
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(10,383)	11,472	(166,071)	(25,453)

Cash and cash equivalents and restricted cash at the end of the year	709,019	1,114,585	3,458,462	530,032

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ (Note 2(e))
Supplemental disclosure of cash flows information:
- Income tax paid	—	84,898	185,888	28,489
- Acquisition of property and equipment in form of accounts payable and amounts due to a related party	9,160	3,574	5,645	865
- Non-cash transaction for acquiring an equity investment	—	1,500	—	—
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities

(a)	Organization and principal activities
HUYA Inc. (“Huya” or the “Company”, also refer to Huya’s consolidated operating entities, where appropriate) is a holding company incorporated in Cayman Islands on March 30, 2017 and conducts its business through its subsidiaries, VIE and VIE’s subsidiaries (“VIEs”, also refer to VIE and its subsidiaries as a whole, where appropriate) (collectively, the “Group”) in the People’s Republic of China (the “PRC”).
The Group is principally engaged in operating its own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. The primary theme of the Group’s platforms is game live streaming. The Group has also extended themes to life and entertainment topics beyond games to cater for the Group’s users’ growing entertainment demands. In providing these services, the Group has cooperated with talent agencies in broadcaster recruitment, live streaming training and support, promotion strategies development and content management and discipline under the Group’s guidance and supervision. Company generates majority of its revenue from sales of virtual items in live streaming platforms as well as other services, which substantially consist of advertising and online game-related services.
Before April 3, 2020, the Company was a subsidiary of JOYY Inc. (“JOYY”, refer to JOYY Inc. or JOYY’s consolidated operating entities, where appropriate). On April 3, 2020, JOYY transferred

16,523,819
Class B ordinary shares of Huya to Linen Investment Limited, a wholly-owned subsidiary of Tencent Holding Limited. (the “Parent Company” or “Tencent”, also refer to Tencent Holding Limited. or Tencent’s consolidated operating entities, where appropriate). Upon the closing of the shares transfer, Tencent’s voting power in Huya increased to more than

50
% and became the controlling shareholder of Huya.

(b)	Public offering
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(c)	Principal subsidiaries and VIEs
As of December 31, 2020, the Company’s principal subsidiaries (including VIE) are as follows:

Name	Place of incorporation	Date of incorporation	% of direct or indirect economic ownership	Principal activities
Wholly foreign-owned enterprise (“WFOE”)
Huya Limited	Hong Kong	January 4, 2017	100%	Investment holding
Guangzhou Huya Technology Co., Ltd. (“Huya Technology”)	PRC	June 16, 2017	100%	Software development
HUYA PTE. LTD.	Singapore	July 23, 2018	100%	Internet value added services
Hainan Huya Entertainment Information Technology Co., Ltd. (“Hain a n Huya”)	PRC	December 4, 2019	100%	Cultural and Creative services
VIE
Guangzhou Huya Information Technology Co., Ltd. (“Guangzhou Huya”)	PRC	August 10, 2016	100%	Internet value added services

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable interest entities
VIE agreements amongst Huya Technology, Guangzhou Huya and its shareholders
PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information, value-added telecommunications service. Huya is a Cayman Islands company and its PRC subsidiary is considered a foreign-invested enterprise. Huya believes the live streaming services offered through its platform constitute a type of value-added telecommunication services that foreign ownership and investment are restricted; and therefore Huya should operate its platform through contractual arrangements with a variable interest entity and its shareholders to ensure compliance with the relevant PRC laws and regulations. Huya has entered into a series of contractual arrangements, through Huya Technology, with Guangzhou Huya and the shareholder of Guangzhou Huya to obtain effective control over Guangzhou Huya and its subsidiaries, through which Huya operates its live streaming business
.
Huya currently conducts its business through Guangzhou Huya and its subsidiaries based on these contractual arrangements, which allow Huya to:

•	exercise effective control over Guangzhou Huya and its subsidiaries;

•	receive substantially all of the economic benefits of Guangzhou Huya and its subsidiaries; and

•	have an exclusive option to purchase all or part of the equity interests in Guangzhou Huya when and to the extent permitted by PRC law.
As a result of these contractual arrangements, Huya is the primary beneficiary of Guangzhou Huya, and Huya treats Guangzhou Huya as its variable interest entity under U.S. GAAP. Huya has consolidated the financial results of Guangzhou Huya and its subsidiaries in Huya’s consolidated financial statements in accordance with U.S. GAAP. Refer to Note 2(b) to the consolidated financial statements for the principles of consolidation.
As detailed in Note 1(a), Tencent became the controlling shareholder of Huya starting from April 3, 2020. Subsequently, the shareholders of Guangzhou Huya were changed from Guangzhou Huaduo Network Technology Co., Ltd. (“Guangzhou Huaduo”) and Guangzhou Qinlv Investment Consulting Co., Ltd. (“Guangzhou Qinlv”) to Linzhi Tencent Technology Co., Ltd. (“Linzhi Tencent”). Huya Technology, Guangzhou Huya and Linzhi Tencent which is the new shareholder of Guangzhou Huya, entered into a series of contractual arrangements on 17 September 2020. Based on management’s assessment, there is no substantial change in the contractual arrangements and Huya continues to be the primary beneficiary of Guangzhou Huya.

(i)	VIE agreements amongst Huya Technology, Guangzhou Huya and Guangzhou Huaduo and Guangzhou Qinlv
The following is a summary of the contractual arrangements entered among Huya Technology, Guangzhou Huya and its shareholders.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable interest entities (continued)
VIE agreements amongst Huya Technology, Guangzhou Huya and its shareholders (continued)

•	Exclusive Purchase Option Agreement
Under the exclusive purchase option agreement, the shareholders of Guangzhou Huya have granted Huya Technology or its designated representative(s) irrevocably an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Guangzhou Huya at the lowest price permitted by the laws of the PRC applicable at the time of exercise. Huya Technology or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Huya Technology’s prior written consent, the shareholders shall not sell, transfer, mortgage or otherwise dispose their equity interests in Guangzhou Huya. The term of this agreement is
ten years
and may be extended for another
ten years
at Huya Technology’s sole discretion. Huya Technology is entitled to terminate the agreement at any time by providing
30
days’ prior written notice to Guangzhou Huya.

•	Equity Pledge Agreement
Pursuant to the equity pledge agreement, the shareholders of Guangzhou Huya have pledged all of their equity interests in Guangzhou Huya to Huya Technology to guarantee the performance by Guangzhou Huya and its shareholders’ performance of their respective obligations under the exclusive business cooperation agreement, exclusive purchase option agreement, and powers of attorney. The shareholders shall not transfer or assign the equity interests, the rights and obligations in the equity pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of Huya Technology without Huya Technology’s written consent. If Guangzhou Huya and/or its shareholders breach their contractual obligations under those agreements, Huya Technology, as pledgee, will be entitled to sell the pledged equity interests.

•	Power of Attorney
Pursuant to the irrevocable power of attorney, Huya Technology is authorized by each of the shareholders as its attorney-in-fact
to exercise such shareholders’ rights in Guangzhou Huya, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huya requiring shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huya and rights to information relating to all business aspects of Guangzhou Huya. The term of this agreement is ten years
and will be automatically extended for one more year indefinitely. Huya Technology has sole discretion to terminate the agreement at any time by providing
30
days’ prior written notice to
Guangzhou Huya.

(ii)	VIE agreements amongst Huya Technology, Guangzhou Huya and Linzhi Tencent
The following is a summary of the currently effective contractual arrangements by and among Huya Technology, Guangzhou Huya and Linzhi Tencent.

•	Exclusive Business Cooperation Agreement
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable interest entities (continued)
VIE agreements amongst Huya Technology, Guangzhou Huya and its shareholders (continued)

•	Exclusive Option Agreement
Under the exclusive option agreement, Linzhi Tencent irrevocably granted Huya Technology or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of its equity interests in Guangzhou Huya. Huya Technology or its designated representatives have sole discretion as to when to exercise such options, either in part or in full. Without Huya Technology’s prior written consent, Linzhi Tencent shall not sell, transfer, mortgage or otherwise dispose of its equity interests in Guangzhou Huya. The term of this agreement is ten years and may be extended at Huya Technology’s sole discretion.

•	Equity Interest Pledge Agreement
Pursuant to the equity interest pledge agreement, Linzhi Tencent, as the shareholder of Guangzhou Huya, pledged all of its equity interests in Guangzhou Huya to Huya Technology to guarantee the performance by Guangzhou Huya and Linzhi Tencent of their respective obligations under the exclusive business cooperation agreement, exclusive option agreement and voting rights proxy agreement. If Guangzhou Huya or Linzhi Tencent breaches their respective contractual obligations under those agreements, Huya Technology, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. This pledge will become effective on the date the pledged equity interests are registered with the competent administration for market regulation and will remain effective until the pledgor is no longer the shareholder of Guangzhou Huya. The pledged equity interests were registered with the competent administration for market regulation on September 21, 2020.

•	Shareholder Voting Rights Proxy Agreement
Under the voting rights proxy agreement, Linzhi Tencent, as the shareholder of Guangzhou Huya, irrevocably executed a power of attorney and appointed Huya Technology as its attorney-in-fact
to exercise such shareholder’s rights in Guangzhou Huya, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huya requiring shareholder approval under PRC laws and regulations and the articles of association of Guangzhou Huya and rights to information relating to all business aspects of Guangzhou Huya. The term of this agreement is ten years from the execution date of this agreement and will be automatically extended for one more year indefinitely. Huya Technology has sole discretion to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable interest entities (continued)
Risks in relation to the VIE structure

The Business was primarily conducted through Guangzhou Huya. The Company has become the primary beneficiary of Guangzhou Huya through contractual arrangements. In the opinion of management, the contractual arrangements with the VIE and the shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements. In March 2019, the National People’s Congress enacted PRC Foreign Investment Law which would be effective starting from January 1, 2020. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all
provision under the definition of “foreign investment”, which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Existing laws or administrative regulations remain unclear whether the contractual arrangements with variable interest entities will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. However, the possibility that such entities will be deemed as foreign invested enterprise and subject to relevant restrictions in the future shall not be excluded. If variable interest entities fall within the definition of foreign investment entities, the Group’s ability to use the contractual arrangements with its VIE and the Group’s ability to conduct business through the VIE could be severely limited. The Group’s ability to control the VIE also depends on the power of attorney that the wholly owned subsidiary of the Group has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Group believes these powers of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure and the contractual arrangements with the VIE through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

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
The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or control the VIE, which may result in deconsolidation of the VIE in the Group’s consolidated financial statements. In the opinion of management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group’s operations depend on the VIE to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIE or the shareholders of the VIE fail to perform their obligations under those arrangements.

F - 1
9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable interest entities (continued)
Risks in relation to the VIE structure (continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs taken as a whole, which were included in the Group’s consolidated financial statements. Intercompany items within the Group are eliminated in the financial information presented below:

	As of December 31,
	2019	2020
	RMB	RMB
Total current assets	2,033,635	738,026
Total non-current asset s	634,965	372,113
Total assets	2,668,600	1,110,139

Total current liabilities	1,935,670	1,056,227
Total non-current liabilities	169,713	178,684
Total liabilities	2,105,383	1,234,911

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	4,659,245	8,293,317	10,738,074
Net incom e	406,803	1,323,915	7,808,958

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash provided by operating activities	601,022	2,597,223	7,773,435
Net cash (used in)/provided by investing activities	(516,902)	(1,023,878)	1,083,634
Net cash used in financing activities	(3,647)	(519)	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies

(a)	Basis of presentation
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
A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Company’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Huya Technology and ultimately the Company hold all the variable interests of the VIEs and has been determined to be the primary beneficiary of the VIEs.

(c)	Use of estimates
The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, related disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Actual results could differ materially from such estimates. The Company believes that assessment of whether the Group acts as a principal or an agent in different revenue streams, the determination of estimated selling prices of multiple element revenue contracts, income taxes, tax considerations for earnings retained in the Group’s VIEs, and subsequent adjustment due to significant observable price change for the equity investments without readily determinable fair values and not accounted for by the equity method, represent critical accounting policies that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.
Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d)	Foreign currency translation
The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Hong Kong, Cayman Islands and Singapore is United States dollar (“US$”), while the functional currency of the Group’s entities in PRC is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income in the statement of comprehensive (loss) income.
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
are recognized in foreign currency exchange gains (losses), net in the consolidated statement of comprehensive (loss) income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(e)	Convenience translation
Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 =RMB6.5250 on December 31, 2020 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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
Short-term deposits represent time deposits placed with banks with original maturities of more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statement of comprehensive (loss) income during the years presented.

(h)	Short-term investments
For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive (loss) income.

(i)	Receivables
Before January 1, 2020, the Group determines the allowance for doubtful accounts based on an assessment of historical collection activity, the current business environment and forecasts that may affect the customers’ ability to pay. From January 1, 2020, the Group adopted ASU
No. 2016-13,
“Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group used a modified retrospective approach with a cumulative-effect increase of approximately RMB3,067 recorded in accumulated deficit.
The Group’s accounts receivable and other receivables recorded in amount due from related parties, prepayments and other current assets are within the scope of ASC Topic 326. Accounts receivable consist primarily of receivables from third-party payment platforms and advertising customers.
To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(j)	Investments
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
Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. Residual rate is determined based on the economic value of the property and equipment at the end of the estimated useful lives as a percentage of the original cost. Property and equipment mainly consist of servers, computers and equipment, leasehold improvements and others.

	Estimated useful lives	Residual rate

Servers, computers and equipment	3-5 years	0%-5%
Leasehold improvement s	4- 5 years	0%
Others	3- 5 years	0%-5%
Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of comprehensive (loss) income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(l)	Intangible assets
Intangible assets mainly consist of copyrights of video content, license, software, domain names and trademark. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise.
Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Estimated useful lives
Copyrights of video content	1 – 4 years
License	15 years
Softwar e	1 – 5 years
Domain names	15 years
Trademar k	5 years

(m)	Impairment of long-lived assets
For long-lived assets other than investments whose impairment policy is discussed elsewhere in the fina
n
cial statements, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group tests impairment of long-lived assets at the reporting unit level when impairment indicator appeared and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. For the years reported, the Group has only one reporting unit.
No impairment of long-lived assets was recognized for the years ended December 31, 2018, 2019 and 2020.

(n)	Mezzanine equity
Mezzanine equity represents the Series
A-1
Preferred Shares, Series
A-2
Preferred Shares and Series
B-2
Preferred Shares (collectively, the
“Pre-IPO
Preferred Shares”) issued by the Company prior to IPO. The
Pre-IPO
Preferred Shares are redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. Therefore, the Group classifies the
Pre-IPO
Preferred Shares as mezzanine equity (Note 20).
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
Revenues are recognized when control of the promised virtual items or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those virtual items or services. The following table disaggregates the Group’s revenue by major type for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Live streaming	4,442,845	7,976,214	10,311,624
Other revenues (i)	220,595	398,287	602,750

Total	4,663,440	8,374,501	10,914,374

(i)	Other revenues mainly include advertising and online games revenues.
Revenue recognition and significant judgments

(i)	Live streaming
The Group is principally engaged in operating its own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. It generates revenue primarily from sales of virtual items in the platforms. The Group has a recharge system for users to purchase the Group’s virtual currency then purchase virtual items for use. Users can recharge via various online payment platforms, including WeChat Pay, AliPay and other payment platforms. Virtual currency is non-refundable
and without expiry. As the virtual currency is often consumed soon after it is purchased based on history of turnover of the virtual currency, the Group considers it does not expect to be entitled to a breakage amount for the virtual currency. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated. The Group shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with broadcasters and talent agencies in accordance with their revenue sharing arrangements.
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

The Group may also enter into contracts that can include various combinations of virtual items, which are generally capable of being distinct and accounted for as separate performance obligations, such as Huya Noble Member Program. Determining whether those virtual items are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The contract of Huya Noble Member Program, which is normally purchased on a monthly basis, includes three major virtual items, a) the noble member status, b) the virtual currency coupons, and c) the right of subsequent renewal at a discounted price, which are considered distinct and accounted for separately under ASC 606. A noble member status itself cannot be purchased on a standalone basis, and it is used for one month but the users can simultaneously purchase multiple months of the package (with effective period of noble member status limited to a maximum of 24 months from date of purchase) at any point in time. The virtual currency coupons, which have the same purchase power as the Group’s virtual currency but with expiry dates, is valid to purchase virtual items for a fixed period. Judgment is required to determine standalone selling price for each distinct performance obligation. The Group allocates the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. In instances where standalone selling price is not directly observable as the Group does not sell the virtual item separately, such as the noble member status and the virtual currency coupons, the Group determines the standalone selling price based on pricing strategies, market factors and strategic objectives. In respect of the right of subsequent renewal at a discounted price, the Group estimates individual user’s times of renewal based on historical data of users’ spending pattern and average times of renewal. The Group recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For revenue allocated to noble member status, it’s generally recognized ratably over the contract period as users simultaneously consume and receive benefits. For revenue related to virtual currency coupons provided on a consumption basis, virtual currency coupons used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed above unless otherwise stated. Although the virtual currency coupons have expiry dates, the Group considers the impact of the breakage amount for virtual currency coupons is insignificant as historical data shows that virtual currency coupons are consumed shortly after they are released to users and the forfeiture rate remains relatively low for the periods reported, therefore, the Group does not expect to be entitled to a breakage amount for the virtual currency coupons. For the right of subsequent renewal at a discounted price, upon each time a subsequent renewal is purchased, the cash received is recorded as deferred revenue and allocated proportionally to the noble member status and virtual currency coupons based on their relative standalone selling price and revenue is then recognized following the revenue recognition method of noble member status and virtual currency coupons as described above.
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
The Group generates advertising revenues primarily from sales of various forms of advertising and promotion campaigns, including (i) display advertisements in various areas of our platform, (ii) native advertisements in cooperation with broadcasters, and (iii) game events advertising and campaigns. Advertisements on the Group’s platforms are generally charged on the basis of duration. Advertising contracts are signed to establish the fixed price and the advertising services to be provided. Where the service is transferred to customers, revenues from advertising contracts are recognized ratably over the contract period of display.
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
Certain customers may receive sales incentives in the forms of discounts and rebates to advertisers or advertising agencies based on purchase volume, which are accounted for as variable consideration. The Group estimates these amounts based on the expected amount to be provided to customers considering the contracted rebate rates and estimated sales volume based on historical experience, and reduce revenues recognized. For the years ended December 31, 2018, 2019 and 2020, the amounts of discounts and rebates to advertising customers were RMB21,796, RMB63,622 and RMB86,663, respectively. The Group believes that there will not be significant changes to its estimates of variable consideration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(o)	Revenue (continued)
Revenue recognition and significant judgments (continued)

(iii)	Online games revenues
The Group generates revenues from offering virtual items in online games developed by the Group itself or third parties to game users. The Group has a recharge system for game user to purchase game tokens for use. Game user can recharge via various online payment platforms, including WeChat Pay, AliPay and other payment platforms. Game tokens is non-refundable
and without expiry. As the game token is often consumed soon after it is purchased based on history of turnover of the game token, the Group considers it does not expect to be entitled to a breakage amount for the game token.
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

Contract balances
The Group collects accounts receivable from various online payment platforms, advertising customers and distribution platforms. Prior to January 1, 2020, The Group records the allowance for specifically identified non-recoverable
amounts. The Group determines the allowance based on known troubled accounts, historical experience, and other currently available evidence .Starting from January 1, 2020, the group adopted ASC Topic 326, the ECL provision for accounts reflects the Group’s best estimate of its expected credit loss in the accounts receivable balance. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The activity in the loss allowance for the year ended December 31, 2020 presented is disclosed and detailed in Note 8, Note 9 and Note 23.
The opening balance of accounts receivable from third-party and related party payment platforms were RMB30,507 and RMB239,290, respectively, as of January 1, 2019. As of December 31, 2019 and 2020, accounts receivable from third-party payment platforms were RMB43,339 and RMB44,737, respectively, and accounts receivable from related parties as payment platforms were RMB31,261 and RMB25,049, respectively. During the years ended December 31, 2018, 2019 and 2020, the Group recognized impairments, net of recoveries, for accounts receivable from payment platforms amounted to nil, nil, and RMB25, respectively.
The opening balance of accounts receivable from third party advertising customers and related party advertising customers were RMB11,323 and RMB5,926, respectively, as of January 1, 2019. As of December 31, 2019 and 2020, accounts receivable from third party advertising customers were 15,313 and RMB22,951, respectively. The balance of accounts receivable from a related party was RMB2,994 and RMB2,031, as of December 31, 2019 and 2020, respectively. During the years ended December 31, 2018, 2019 and 2020, the Group recognized impairments, net of recoveries, for accounts receivable from advertising customers amounted to RMB632, nil, and RMB287, respectively.
The opening balance of accounts receivable from third-party distribution platforms as of January 1, 2019 was RMB2,941. As of December 31, 2019 and 2020, accounts receivable from third-party distribution platforms were
 RMB3,978 and RMB7,998, respectively. No accounts receivable was
from related party distribution platforms as of January 1, 2019, and the balance of accounts receivable from related party as distribution platform was RMB687 and RMB753 as of December 31, 2019 and 2020. During the years ended December 31, 2018, 2019 and 2020, the Group recognized impairments, net of recoveries, for accounts receivable from distribution platforms amounted to nil, nil, and RMB105, respectively.
Contract liabilities primarily consists of deferred revenue for unconsumed virtual items and unamortized revenue from virtual items in the Group’s platforms, where there is still an obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.
The opening balance of deferred revenue related to live streaming business as of January 1, 2019 was RMB543,245. As of December 31, 2019 and 2020, deferred revenue related to live streaming business were RMB951,166 and RMB564,078, respectively. During the year ended December 31, 2018, 2019 and 2020, the Group recognized revenue of live streaming business amounted to RMB240,802, RMB462,511 and RMB786,253, respectively, that was included in the corresponding contract liability balance at the beginning of the years.
The opening balance of deferred revenue related to online games business and others as of January 1, 2019 was RMB6,867. As of December 31, 2019 and 2020, deferred revenue related to online games business and others were RMB8,752 and RMB13,119, respectively. During the year ended December 31, 2018, 2019 and 2020, the Group recognized revenue of online games business and others amounted to RMB2,617, RMB6,867 and RMB8,752, respectively, that was included in the corresponding contract liability balance at the beginning of the years.
During the year ended December 31, 2018, 2019 and 2020, the Group does not have any arrangement where the performance obligations have already been satisfied in the past year, but the corresponding revenue is only recognized in a later year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(o)	Revenue (continued)
Contract balances (continued)

As of December 31, 2020, the aggregate amount of the transaction price allocated to the remaining performance obligation is RMB664,022, the Company expects to recognize the remaining performance obligation as revenue as follows. However, the amount and timing of revenue recognition is largely driven by customer usage, which can extend beyond the original contractual term.

	2021	2022 and after	Total
	RMB	RMB	RMB
Revenue expected to be recognized	485,878	178,144	664,022

(p)	Cost of revenues
Amounts recorded as cost of revenue
s
 relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees and content costs, including payments to various broadcasters and content providers, (ii) bandwidth costs, (iii) salaries and welfare, (iv) payment handling costs, (v) share-based compensation, and (vi) other costs.

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
The Company recognizes software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Company has not capitalized any costs related to internal use software during the years ended December 31, 2018, 2019 and 2020.

(r)	Sales and marketing expenses
Sales and marketing expenses primarily consist of (i) advertising and market promotion expenses, (ii) salaries and welfare for sales and marketing personnel, and (iii) share-based compensation for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB155,709, RMB353,829 and RMB449,042 for the years ended December 31, 2018, 2019 and 2020, respectively.

(s)	General and administrative expenses
General and administrative expenses primarily consist of (i) share-based compensation for management and administrative personnel, and (ii) salaries and welfare for management and administrative personnel.

(t)	Employee social security and welfare benefits
Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statement of comprehensive (loss) income amounted to RMB80,436, RMB128,256 and RMB116,292 for the years ended December 31, 2018, 2019 and 2020, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(u)	Share-based compensation
Share-based compensation expense arises from share-based awards, including share options for the purchase of Huya’s ordinary shares, Huya’s restricted share units, granted by the Group to its management, key employees and non-employees
(“Huya Share-based Awards”), and restricted share units granted by JOYY with its own underlying shares to certain management and other key employees who to some extent provide services to the Group (“JOYY’s Share-based Awards”),
Huya’s share options
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

F - 3
1

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
The Company categorize leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow lessee to substantially utilize or pay for the entire asset over its estimated life. Assets acquired under finance leases are recorded in property and equipment, net. All other leases are categorized as operating leases. All the leases recognized by the Company were classified as operating leases for the years presented.
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
Uncertain tax positions
The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive (loss) income. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2018, 2019 and 2020. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

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
During the year ended December 31, 2018, 2019 and 2020, appropriations to general reserve fund and statutory surplus fund amounted to RMB34,634, RMB30,045 and RMB57,750, respectively.

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
Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2018, 2019 and 2020. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(aa)	(Loss) income per share
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
The Group does not distinguish between markets or segments for the purpose of internal reporting. The Company is domiciled in the Cayman Islands while the Group mainly operates its businesses in the PRC and earns majority of the revenues from external customers attributed to the PRC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(cc)	Recently issued accounting pronouncements
Simplifying the Accounting for Income Taxes. In December 2019, the FASB issued ASU
2019-12,
Simplifying the Accounting for Income Taxes, which removes specific exceptions to the general principles in Topic 740 and to simplifies accounting for income taxes. The guidance is effective for all entities for fiscal years beginning after December 15, 2020 and for interim periods within those fiscal years. The Group does not expect the adoption to have a material impact on its consolidated financial statements.
Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. In January 2020, the FASB issued ASU
2020-01,
“Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815,” which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for all entities for fiscal years beginning after December 15, 2020 and for interim perio
d
s within those fiscal years. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

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
The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term deposits, short-term investment and accounts receivable
.
As of December 31, 2019 and 2020, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term deposits and short-term investment were placed with the PRC and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or international banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents and term deposits for the years ended December 31, 2018, 2019 and 2020 and believes that its credit risk to be minimal. Accounts receivable is typically unsecured and is primarily derived from revenue earned from third-party payment platforms, advertising services and third-party distribution platforms.

4.	Cash and cash equivalents
Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, and all highly liquid investments with maturities of three months or less. Cash and cash equivalents balance as of December 31, 2019 and 2020 primarily consist of the following currencies:

	December 31, 2019		December 31, 2020
	Amount	RMB equivalent	Amount	RMB equivalent
RMB	475,991	475,991	989,824	989,824
US$	88,716	618,902	344,450	2,247,500
SGD	3,537	18,300	11,131	54,892
Others(i)	N/A	—	N/A	1,357

Total		1,113,193		3,293,573

(i)	As of December 31, 2020, the other currencies consist of Hong Kong Dollar, Brazilian Real and Thai Baht.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

5.	Restricted cash
Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is included in the total cash, cash equivalents, and restricted cash in the consolidated statements of cash flows. The Group’s restricted cash is substantially cash balance on deposit required by its commercial banks, the court and government department. As of December 31, 2019 and 2020, the Group’s restricted cash were RMB1,392 and RMB164,889, respectively.
As of December 31, 2020, among the Group’s restricted cash, there are
RMB156,189
restricted by government departments as part of their ongoing investigations into certain third parties, which are not the Group’s related parties. The restrictions will be subsequently removed when the cases are closed.

6.	Short-term deposits
Short-term deposits represent time deposits

placed with banks with original maturities more than
three
months but less than
one
year.
Short-term deposits balance as of December 31, 2019 and 2020 primarily consist of the following currencies:

	December 31, 2019		December 31, 2020
	Amount	RMB equivalent	Amount	RMB equivalent
RMB	500,000	500,000	1,800,000	1,800,000
US$	894,964	6,243,445	639,824	4,174,790

Total		6,743,445		5,974,790

7.	Short-term investments

	December 31, 2019		December 31, 2020
	Amount	RMB equivalent	Amount	RMB equivalent
RMB	2,211,055	2,211,055	1,206,539	1,206,539
US$	1,215	8,476	—	—

Total		2,219,531		1,206,539

8.	Accounts receivable, net

	December 31,
	2019	2020
	RMB	RMB
Accounts receivable, gross	62,630	75,686
Less: expected credit loss provision	(922)	(4,449)

Accounts receivable, net	61,708	71,237

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

8.	Accounts receivable, net (continued)

The Group recorded a provision for current expected credit loss.
The following table sets out movements of the expected credit loss provision for the years ended December 31, 2018, 2019 and 2020
:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Beginning balance prior to ASC 32 6	—	—	(922)
Impact of adoption to ASC 326	—	—	(3,122)
Balance at beginning of the year	(500)	(922)	(4,044)
Current year provision	(632)	—	(1,907)
Current year reversa l	210	—	1,502

Balance at end of the yea r	(922)	(922)	(4,449)

9.	Prepayments and other current assets

	December 31,
	2019	2020
	RMB	RMB
Prepayments to vendors and content providers	184,744	203,972
Interests receivable	168,739	103,531
Input value-added tax to be deducted	2,059	82,966
Prepayment of income tax	—	58,601
Receivables from exercise of vested share options	9,475	13,285
Loan to a third party	10,000	11,350
Prepayments to third-party payment platform	7,912	6,093
Other s	17,686	15,634
Less: expected credit loss provision	—	(324)

Total	400,615	495,108

The following table presents the activity in the expected credit loss provision related to other receivables for the year ended December 31, 2020:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Beginning balance prior to ASC 326	—	—	—
Impact of adoption to ASC 326	—	—	(308)
Balance at beginning of the year	—	—	(308)
Current year provision	—	—	(155)
Current year reversal	—	—	139

Balance at end of the year	—	—	(324)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

10.	Investments

	December 31,
	2019	2020
	RMB	RMB
Equity method investments (i)	203,730	187,388
Equity investments without readily determinable fair values (ii)	175,694	279,818

	379,424	467,206

(i)
In 2019 and 2020, the Company’s equity method investment in an investment fund which owns equity interest of a privately held entity. The privately held entity engages primarily in developing and operating mobile games. For the year ended December 31, 2019 and 2020, the Company recognized the share of cumulative income of this equity method investment with amount of nil and RMB29,231 respectively.

(ii)	In 2019 and 2020, the Company acquired equity interests of five and four privately-held entities with a total consideration of RMB159,494 and RMB101,964, respectively.
The Company has neither significant influence nor control in these investees. These equity investments are not considered as debt securities or equity securities that have readily determinable fair values. Accordingly, the Company elected to account for these investments at cost less impairment, adjusted by observable price changes.

11.	Property and equipment, net
Property and equipment consist of the following:

	December 31,
	2019	2020
	RMB	RMB
Gross carrying amount
Servers, computers and equipment	142,236	186,874
Leasehold improvements	32,038	34,244
Others	10,603	11,002

Tota l	184,877	232,120

Less: accumulated depreciation	(88,191)	(137,565)

Property and equipment, net	96,686	94,555

Depreciation expense for the years ended December 31, 2018, 2019 and 2020 were RMB26,818, RMB45,455 and RMB 58,440, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

12.	Intangible assets, net
The following table summarizes the Group’s intangible assets:

	December 31,
	2019	2020
	RMB	RMB
Gross carrying amount
Copyrights of video content	30,021	83,865
License	32,000	32,000
Software	3,125	11,142
Domain name s	5,120	5,283
Trademark	1,132	1,132

Total of gross carrying amount	71,398	133,422

Less: accumulated amortization
Copyrights of video content	(17,689)	(53,262)
License	(3,556)	(5,689)
Software	(2,756)	(8,728)
Domain names	(1,613)	(2,022)
Trademark	(699)	(925)

Total accumulated amortization	(26,313)	(70,626)

Intangible assets, net	45,085	62,796

Amortization expense for the years ended December 31, 2018, 2019 and 2020 were RMB8,224, RMB17,080 and RMB44,362, respectively.
As of December 31, 2020, intangible assets amortization expense for future years is expected to be as follows:

Year ended December 31,	Amortization expense of intangible assets
RMB
2021	22,782
2022	11,308
2023	6,453
2024	2,503
2025	2,503
The weighted average amortization periods of intangible assets as of December 31, 2019 and 2020 are as below:

December 31,
	2019	2020
Copyrights of video content	2 years	2 years
License	15 years	15 years
Software	1 year	2 years
Domain names	15 years	15 years
Trademark	5 years	5 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

13.	Prepayments and other non-current assets

	December 31,
	2019	2020
	RMB	RMB
Prepayments for purchase of land use right (i)	—	310,220
Prepayments to vendors and content providers	93,502	58,706
Refundable lease deposits	4,826	8,173
Prepayments for equity investments	2,000	—
Others	4,567	2,362

Total	104,895	379,461

(i)	In November 2020, the Company entered into an agreement for acquisition of land use rights for operations. As of December 31, 2020, the prepayment amounted to RMB310,220.

14.	Advances from customers and deferred revenue

	December 31,
	2019	2020
	RMB	RMB

Deferred revenue, current	795,005	399,053
Advances from customers	50,961	86,825

Total current advances from customers and deferred revenue	845,966	485,878

Deferred revenue, non-current	164,913	178,144

Total non-current deferred revenue	164,913	178,144

15.	Accrued liabilities and other current liabilities

	December 31,
	2019	2020
	RMB	RMB
Revenue sharing fees	817,792	990,867
Salaries and welfare	251,914	291,466
Marketing and promotion expenses	61,210	152,010
Bandwidth costs	167,793	86,967
Deposits from content providers, suppliers and advertising customers	47,386	50,909
License fees	48,138	40,749
Other taxes payable	40,349	15,002
Others	25,443	79,319

Total	1,460,025	1,707,289

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

16.	Cost of revenues

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Revenue sharing fees and content costs	3,060,836	5,552,712	7,086,832
Bandwidth costs	652,758	800,827	879,172
Salaries and welfare	101,939	255,258	306,805
Payment handling costs	22,780	120,429	154,538
Share-based compensation	10,472	31,593	64,942
Others	84,862	131,760	154,019

Total	3,933,647	6,892,579	8,646,308

17.	Other income
Other income primarily comprised gains recognized for government grants which represent cash subsidies received from the PRC government. Government grants are originally recorded as deferred revenue when received upfront. When all of the conditions specified in the grants have been met, the grants are recognized as other income.

18.	Taxation

(a)	PRC value-added tax and related surcharges
The Group is subject to value-added tax (“VAT”) and related surcharges on the revenues earned for services provided in the PRC. Net revenues are presented after netting off the VAT. The primary applicable rate of VAT is 6% for the years ended December 31, 2018, 2019 and 2020.
 All Entities in PRC are also subject to surcharges on value-added tax payments in accordance with PRC law.

(b)	Income taxes
(i) Cayman Islands
Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
(ii) Hong Kong
Subsidiaries in Hong Kong are subject to
16.5%
 income tax on their taxable income generated from operations in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any withholding tax in Hong Kong. Commencing from the year of assessment of 2018, 2019 and 2020, the first HK$2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

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
(iv) PRC
In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The

Group’s PRC entities are subject to a uniform
i
ncome tax rate of 25% for years presented.
Certified High and New Technology Enterprises (“HNTE”) are entitled to a preferential tax rate of 15%, but need to re-apply
every three years. During this

three
-
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
An entity registered in Hainan Free Trade Port(“FTP”) and operating substantially that qualifies as an “Encouraged Industrial Enterprises” (an “EIE”) is entitled to a preferential income tax rate of
15%
for five years since January 1, 2020. Entities must perform a self-assessment each year to ensure they meet the criteria for qualification, pursuant to SAT Public Notice 2020 No.31 (“Circular 31”). According to Hainan Provincial Tax Bureau Public Notice [2021] No.1 (“Circular 1”), enterprises set up in Hainan FTP without any branches outside shall have substantive operations in Hainan FTP, which means that such enterprises shall maintain actual business operation, human resources, finance management as well as assets solely in Hainan FTP in order to enjoy the preferential tax rate. If an EIE fails to meet the criteria for qualification as an EIE or requirement of substantive operations in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year and must instead use the regular 25% EIT rate.
The Group’s PRC entities provided for enterprise income tax are as follows:

•
Huya Technology was qualified as a Software Enterprise, and enjoyed the zero preferential tax rate starting from 2017 and 12.5% preferential tax rate starting from 2019. In 2019 and 2020, Huya Technology is qualified as a KNSE and applied the income tax rate of 10% for the years of 2019 and 2020 pursuant to SAT Public Notice [2018] No.23 (“Circular 23”).

•
Guangzhou Huya applied for the HNTE qualification and obtained approval in November 2018. It is
entitled to enjoy the preferential tax rate of 15% as an HNTE for three years starting from 2018, and should apply for HNTE qualification renewal in 2021.

•	Hainan Huya was qualified as an EIE in Hainan free trade port, and enjoyed the preferential tax rate of 15% for five years starting from 2020.

•	Most of the remaining PRC subsidiaries and VIEs were subject to 25% EIT for the years reported.
According to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”), the additional tax deducting amount of the qualified research and development expenses have been increased from
50% to 75%,
effective from 2018 to 2020
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
Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2019 and 2020 are approximately RMB1,427,888 and RMB 2,609,612, respectively. The undistributed earnings and reserves of the Group entities located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability on 10% WHT of aggregate undistributed earnings and reserves of the Company’s entities located in the PRC has been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.	Taxation (continued)

(b)	Income taxes (continued)

Composition of income tax benefits (expenses)
(Loss) income before income tax benefits (expenses) for the years ended December 31, 2018, 2019 and 2020 were taxed within the following jurisdictions:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
PRC entitie s	169,320	796,062	994,163
Non-PRC entities (i)	(2,271,281)	(229,036)	38,365

Total	(2,101,961)	567,026	1,032,528

(i)	The loss before tax incurred by non-PRC entities for the year ended December 31, 2018 was mainly due to the fair value loss on derivative liabilities amounting to RMB2,285,223.
The loss before tax incurred by
non-PRC
entities for the year ended December 31, 2019 was mainly that oversea business is still in the initial stage of development
.
The income before tax incurred by
non-PRC
entities for the year ended December 31, 2020 was partially offset by loss from oversea business.
The current and deferred portion of income tax benefits (expenses) included in the consolidated statements of comprehensive (loss) income for the years ended December 31, 2018, 2019 and 2020 are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Income tax benefits (expenses) applicable to China operations
Current income tax expense s	—	(110,408)	(142,710)
Deferred income tax benefits (expenses)	50,943	14,871	(18,818)

Subtotal income tax benefits (expenses) applicable to China operations	50,943	(95,537)	(161,528)

Income tax expenses applicable to Non-PRC operations
Current income tax expenses	—	(541)	(15,466)
Deferred income tax benefits	—	—	210
Subtotal income tax benefits (expenses) applicable to Non-PRC operations	—	(541)	(15,256)

Total income tax benefits (expenses)	50,943	(96,078)	(176,784)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.	Taxation (continued)

(b)	Income taxes (continued)
Composition of income tax benefits (expenses) (continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate
The reconciliation of total tax benefits (expenses) computed by applying the respective statutory income tax rate to pre-tax
income is as follows:

	For the year ended December 31,
	2018	2019	2020
PRC Statutory income tax rate	(25.0)%	(25.0)%	(25.0)%
Effect of tax holiday and preferential tax benefit	(2.2)%	18.9%	12.3%
Effect of different tax rates available to different jurisdictions (i)	26.0%	3.3%	1.6%
Permanent differences (ii)	1.5%	(6.7)%	(6.1)%
Change in valuation allowance	(1.7)%	(15.8)%	(4.8)%
Effect of Super Deduction available to the Group	(1.0)%	8.3%	4.9%

Effective income tax rate	(2.4)%	(17.0)%	(17.1)%

Effect of tax holidays inside the PRC on basic earnings per share/ADS (RMB)	0.24	0.42	0.56

(i)
For the year ended December 31, 2018, effect of different tax rates available to different jurisdictions is mainly driven by the fair value loss of derivatives liabilities recognized in relation to the conversion features of the
Pre-IPO
Preferred Shares (Note 20) in HUYA which is subject to an income tax rate of 0% under the tax laws of Cayman Islands.

For the years ended December 31, 2019 and 2020
, effect of different tax rates available to different jurisdictions is mainly driven by the interest income derived from short term deposit which is subject to an income tax rate of 0% under the tax laws of Cayman Islands, partially offset by the losses arising from overseas business which is subject to an income tax rate of 17%
under the tax laws of Singapore.

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

Deferred tax assets and liabilities
Deferred taxes are measured using the enacted tax rates for the years in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2019 and 2020 are as follows:

	December 31,
	2019	2020
	RMB	RMB
Deferred tax assets
Tax loss carried forward	97,795	142,408
Deferred revenu e	62,410	2,898
Unrealized profit arising from elimination of inter-company transactions	—	45,354
Others	246	1,084

	160,451	191,744

Less: Valuation allowance (i)	(94,637)	(143,431)

Total deferred tax assets	65,814	48,313

Deferred tax liabilities
Equity investee	19,998	—

Total deferred tax liabilities	19,998	—

Net deferred tax assets	45,816	48,313

Deferred tax liabilities
Equity investee	—	13,350
Total deferred tax liabilitie s	—	13,350

(i)
Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance as of December 31, 2019 and 2020 were provided for net operating loss carry forward, which was mainly incurred by the overseas subsidiaries, because such deferred tax assets are not more likely than not to be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur
.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.	Taxation (continued)

(b)	Income taxes (continued)

Movement of valuation allowance

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at beginning of the year	57,756	21,899	94,637
Addition s	21,662	89,002	61,069
Reversals/write-off	(57,519)	(16,264)	(12,275)

Balance at end of the year	21,899	94,637	143,431

T
ax loss carry forwards
As of December 31, 2020, total tax loss
es
carried forward of the Company’s subsidiaries and VIEs in the PRC amounted to RMB169,823, which were expected to expire if not used between 2021 and 2025. The accumulated tax losses of subsidiaries incorporated in Singapore, subject to the agreement of the relevant tax authorities, of RMB

587,953, is allowed to be carried forward to offset against future taxable profits.
Such carried forward tax losses in Singapore has no time limit.
In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. There were no ongoing examinations by tax authorities as of December 31, 2020.
Uncertain tax positions
The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.	Ordinary shares
On March 20, 2018 and March 22, 2018, JOYY sold its 1,397,059 Class B ordinary shares to one of the holders of the Series
A-1
Preferred Shares and 6,985,294 Class B ordinary shares to one third-party investor at a price of US$7.16 per share. Such Class B ordinary shares were automatically converted into an equal number of Class A ordinary shares.
On April 27, 2018, JOYY transferred, at nominal consideration, its 367,870 Class B ordinary shares to Savvy Direction Limited, the economic interests of which are substantially owned by one officer of JOYY, for his services provided to JOYY. Such Class B ordinary shares were automatically converted into an equal number of Class A ordinary shares.
Upon the completion of the Company’s IPO (Note 1(b)), the Company authorized (i) 750,000,000 Class A ordinary shares of par value US$0.0001 each, and (ii) 200,000,000 Class B ordinary shares of par value US$0.0001 each. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting rights and conversion rights. Holders of Class A ordinary shares are entitled to one vote per share in all shareholders’ meetings, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the discretion of the Class B shareholders thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
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
During the year ended December 31, 2020, 16,389,527 Class A ordinary shares were issued for the exercised share options and vested restricted share units.

As of December 31, 2020, 83,490,841

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
B-2
Preferred Shares at a price of approximately US$7.16 per share for cash consideration of US$461,600 (equivalent to RMB2,919,112 as of the issuance date) to Linen Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”, also refer to Tencent’s consolidated operating entities, where appropriate), representing an equity interest of 34.6% of the Company on an as-converted
basis (the “Transaction”). Upon the closing of the Transaction, the Company’s Series A Preferred Shares were divided into 17,647,058 Series
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
Right to purchase additional shares
In addition, the Company also granted an option to Tencent to enable it to purchase additional equity shares and increase its voting interest in the Company to reach 50.10% on an as-converted
and fully diluted basis (defined as “call option”). The additional equity shares will be settled by JOYY’s equity shares in the Company or equity shares newly issued by the Company if JOYY decides not to sell its shares. Tencent has the exclusive right to exercise the call option, at any time, commencing on the second anniversary of the closing of the Transaction and ending on the third anniversary of the closing. The exercise price of the option shall be the fair market price, which means the higher of (i) the price per ordinary share based on the Company’s post-money valuation upon the closing, and (ii) either (1) a per ordinary share issue price for the most recent qualified financing of the Company, if the Company has not then completed a qualified IPO at the time of Tencent’s exercise of such purchase right, or (2) the average of closing trading prices in the last 20 trading days prior to the Company’s and JOYY’s receipt of Tencent’s written notice to exercise such purchase right, if the Company is then a public company.

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
Issuance of Series
B-2
Preferred Shares and modification of the Series A Preferred Shares (continued)

Accounting of modification of the Series A Preferred Shares
As discussed above, the Company adopted a dual voting structure on its shares concurrent with the Transaction and certain Series A Preferred Shares were designated as Low Vote Shares. Considering the facts that the dual voting structure does not provide any means for the High Vote Shares to monetize or obtain economic benefits from such rights over the other shareholders and the creation of the dual voting structure does not change the position that JOYY controls and Tencent has significant influence over the Company, the Company believed that the wealth transfer among different class of preferred shareholders and ordinary shareholders as a result of the creation of the dual voting structure is minimal and does not need to be accounted for.
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
B-2
Preferred Shares was proportionate to the respective total amount of accretion for the period. As discussed above, the conversion feature shall be separately accounted for as a derivative liability at fair value, and the carrying value for the modified Series A Preferred Shares recorded in mezzanine equity is allocated on a residual basis. The conversion feature is remeasured at fair value at each subsequent reporting period with changes in fair value recognized in the Group’s consolidated statements of comprehensive (loss) income. The mezzanine equity component is accreted to the redemption value of the Series A Preferred Shares.
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
The Company’s Series A Preferred Shares activities from the extinguishment date to December 31, 2018 are summarized below:

Post extinguishment	Number of shares	Amount
		RMB
Mezzanine equity balance as of the extinguishment date	22,058,823	499,341
Revaluation of fair value of the whole instrument upon the extinguishment as of March 8, 2018, recognized as deemed dividend to Series A Preferred Shareholders	—	496,995
Bifurcation of conversion feature as of March 8, 2018	—	(572,237)
Accretion to Series A Preferred Shares redemption value from March 9, 2018 to May 10, 201 8	—	10,439
Foreign exchange	—	1,961
Conversion of Preferred Shares to ordinary shares upon the completion of the IPO	(22,058,823)	(436,499)

Mezzanine equity balance as of December 31, 2018	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

20.	Redeemable convertible preferred shares (continued)
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
B-2
Preferred Shares.

21.	Share-based compensation
Compensation expense recognized for share-based awards granted by
Huya
 and
JOYY
was as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Share-based compensation expenses
- Related to Huya Share-based Awards	220,862	279,748	408,208
- Related to JOYY’s Share-based Awards	5,833	1,996	—

Total	226,695	281,744	408,208

There was no capitalized share-based compensation expense for the years presented.

(a)	Huya Share-based Awards
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
(i) Options
Grant of options
During the year ended December 31, 2018, the Company granted 5,918,353 and 220,000 share options to employees and non-employees,
respectively.
During the years ended December 31, 2019 and 2020,

no share option was granted to employees or
non-employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

21.	Share-based compensation (continued)

(a)	Huya Share-based Awards (continued)
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

Movements in the number of share options granted and their related weighted average exercise prices are as follows:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)
As of December 31, 2018	17,520,555	2.5210	8.82	227,049
Forfeited	(257,750)	2.5500
Exercised	(2,011,144)	2.3290

As of December 31, 2019	15,251,661	2.5458	7.84	234,939

Forfeite d	(18,000)	2.5500
Exercised	(14,440,921)	2.5456

As of December 31, 2020	792,740	2.5500	6.61	13,778

Expected to vest at December 31, 2020	—	—	—	—

Exercisable as of December 31, 2020	792,740	2.5500	6.61	13,778

Prior to the completion of the IPO, the Company has used binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions are set as below:

	2018
Weighted average fair value per option granted	US$	5.2130
Weighted average exercise price	US$	2.47
Risk-free interest rate (1)		2.83%
Expected term (in year) (2)		10
Expected volatility (3)		55%
Dividend yield (4)		—

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the China Government Bond yield as at the valuation dates.
(2)	The expected term is the contract life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)
The Company has no history or expectation of paying dividend on its ordinary shares. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected term of the option.

F -
60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

21.	Share-based compensation (continued)

( a )	Huya Share-based Awards (continued)
Huya 2017 Share Incentive Plan (continued)
(i) Options (continued)
Vesting of options (continued)

For the years ended December 31, 2018, 2019 and 2020, the Group recorded share-based compensation in general and administrative expenses of RMB20,980, RMB6,746 and RMB191 for the share options granted to non-employees.
For the years ended December 31, 2018, 2019 and 2020, the Group recorded share-based compensation of RMB151,242, RMB102,970 and RMB75,699, using the graded-vesting attribution method, including accelerated compensation cost amounted to RMB1,869 due to that 262,503 share options were canceled during the year ended December 31, 2018 without concurrent grant of replacement awards, which is treated as a settlement for no consideration at the time of cancelation under ASC 718.
As of December 31, 2020, there was no unrecognized share-based compensation expense of options relating to Huya 2017 Share Incentive Plan.
(ii) Restricted share units
Grant of restricted share units
During the year ended December 31, 2018, the Company granted 4,183,685 and 10,000 restricted share units to employees and non-employees,
respectively.
During the year ended December 31, 2019, the Company granted 2,908,370 and nil restricted share units to employees and non-employees,
respectively.
During the year ended December 31, 2020, the Company granted 3,144,152 and nil restricted share units to employees and non-employees,
respectively.
Vesting of restricted share units
There are mainly three types of vesting schedule for employees, which are: i) 50% of the restricted share units will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, ii) restricted share units will be vested in four equal installments over the following 48 months, and iii) restricted share units will be vested in two
equal installments over the following
24
months.

F -
61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

21.	Share-based compensation (continued)

( a )	Huya Share-based Awards (continued)
Huya 2017 Share Incentive Plan (continued)
(ii) Restricted share units (continued)

The following table summarizes the activity of restricted share units for the years ended December 31, 2018, 2019 and 2020:

	Number of restricted share units	Weighted average grant-date fair value (US$)
Outstanding, December 31, 2018	4,107,185	9.0331
Granted	2,908,370	22.7642
Forfeited	(270,707)	14.8129
Vested	(465,000)	7.1600

Outstanding, December 31, 2019	6,279,848	15.4350

Granted	3,144,152	18.6180
Forfeited	(603,929)	17.9943
Veste d	(2,175,765)	13.6528

Outstanding, December 31, 2020	6,644,306	17.1506

Expected to vest at December 31, 2020	6,262,829	17.0442

For the years ended December 31, 2018, 2019 and 2020, the Company recorded share-based compensation of RMB69,620, RMB176,778 and RMB332,509 using the graded vesting attribution method.
For the years ended December 31, 2018, 2019 and 2020, the Company recorded share-based compensation in general and administrative expenses of RMB1,076, nil and nil for the restricted share units granted to non-employees.
As of December 31, 2020, total unrecognized compensation expense relating to the restricted share units was RMB369,432. The expense is expected to be recognized over a weighted average period of 0.99 year using the graded-vesting attribution method.

(b)	JOYY’s Share-based Awards
Certain of the Group’s employees were granted awards under the 2011 Share Incentive Scheme of JOYY. The share-based compensation expense arising from such grants was allocated to the Group and recognized as share-based compensation expense in the Group’s consolidated statements of comprehensive (loss) income.
For the years ended December 31, 2018, 2019 and 2020, share-based compensation expense of RMB5,833, RMB1,996 and nil, respectively, was recognized in the Group’s consolidated statements of comprehensive (loss) income.
As of December 31, 2020, there was no unrecognized compensation expense since all the restricted share units have been vested.

F -
62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

22.	Net (loss) income per share
Basic and diluted net (loss) income per share for the year ended December 31, 2018, 2019 and 2020 are calculated as follow:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net (loss) income	(1,937,689)	468,173	884,158
Accretion to Preferred Shares redemption value	(71,628)	—	—
Deemed dividend to Series A Preferred Shareholders	(496,995)	—	—

Numerator for basic and diluted net (loss) income per share	(2,506,312)	468,173	884,158

Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B ordinary shares outstanding	166,828,435	214,811,862	227,081,238
—Diluted effect of share option	—	14,060,031	8,076,339
—Diluted effect of restricted share units	—	3,153,068	3,474,036
Denominator for diluted calculation	166,828,435	232,024,961	238,631,613
Net (loss) income per ordinary share
—Basic	(15.02)	2.18	3.89
—Diluted	(15.02)	2.02	3.71
Net (loss) income per ADS*
—Basic	(15.02)	2.18	3.89
—Diluted	(15.02)	2.02	3.71

*	Each ADS represents one Class A ordinary share.
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

F -
63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.	Related party transactions
For the years ended December 31, 2018, 2019 and 2020, significant related party transactions were as follows:
Transactions with Tencent
On February 5, 2018, Tencent and the Company, through their respective PRC affiliated entities, entered into a business cooperation agreement, which became effective on March 8, 2018. Pursuant to the agreement, both parties agreed to establish strategic cooperation relationship in various areas, including game publishing and operation, live game streaming content provision and broadcaster management. This agreement has a term of three years, which will be automatic renewed of another year until terminated.
Upon the completion of the issuance of Series
B-2
Preferred Shares on March 8, 2018 (Note 20), Tencent became a related party of the Company as its major shareholder. The transactions with Tencent prior to March 8, 2018 were not disclosed as related party transactions.
As detailed in Note 1(a), as of April 3, 2020, Tencent’s voting power in Huya was over 50%, and Tencent became the parent company of the Company.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Operation support services provided by Tencent	106,547	219,403	342,487
Content cost charged by Tencent	88,075	123,204	127,224
Payment on behalf of Tencent	—	16,127	16,449
Advertising and other revenues from Tencent	14,345	8,028	14,349
Market promotion expenses charged by Tencent	2,174	12,777	11,208
Others	—	2,835	2,883
Transactions with JOYY

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Purchase of services by JOYY on behalf of Huya	37,408	22,622	18,945
Operation support services provided by JOYY	44,523	17,455	4,187
Deemed distribution to JOYY	—	10,119	1,013
Cash collected by JOYY as a payment platform for Huya	4,081,696	1,362,489	—
Repayment from JOYY in relation to the payment on behalf of Huya’s employees	1,229	15,306	—
Share-based compensation expenses related to JOYY’s Share-based Awards ( Note21(b))	5,833	1,996	—
Purchase of property and equipment and intangible assets from JOYY	6,422	294	—
Others	9,245	228	41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.	Related party transactions (continued)

Transactions with entities over which Tencent has significant influence (“Tencent’s related parties”)

As detailed in Note 1(a),

as of April 3,

2020, Tencent’s voting power in Huya has been over 50%,
and Tencent consolidates financial statements of Huya. The entities which Tencent has significant influence (“Tencent’s related parties”) became related parties of the Company. The transactions with Tencent’s related parties prior to April 3, 2020 were not disclosed as related party transactions
.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Content cost charged by Tencent’s related parties	—	—	79,784
Operation support services provided by Tencent’s related parties	—	—	12,326
Market promotion expenses charged by Tencent’s related parties	—	—	11,417
Advertising and other revenues from Tencent’s related parties	—	—	8,197
Others	—	—	10,301
Transactions with entities over which Huya has significant influence

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Content cost	—	—	5,577

F -
65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.	Related party transactions (continued)

As of December 31, 2019 and 2020, the amounts due from/to related parties are as follows:

	December 31,
	2019	2020
	RMB	RMB
Amounts due from related parties
Tencent	41,129	59,832
JOYY	10,807	4,913
Others	—	356
Less: expected credit loss provision	—	(299)

Total	51,936	64,802

Amounts due to related parties
Tencent	78,832	85,304
Others	200	10,153

Tota l	79,032	95,457

The following table presents the activity in the expected credit loss provision related to Amounts due from related parties for the year ended December 31, 2020:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Beginning balance prior to ASC 326	—	—	—
Impact of adoption to ASC 326	—	—	(203)
Balance at beginning of the year	—	—	(203)

Current year provision	—	—	(180)
Current year reversal	—	—	84

Balance at end of the year	—	—	(299)

The other receivables/payables from/to related parties are unsecured, interest-free and payable on demand.

F -
66

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

F -
67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

24.	Fair value measurements (continued)

The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2019 and 2020:

As of December 31, 2019
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Cash equivalents (i)	—	—	—	—
Short-term investments (ii)	108,476	2,111,055	—	2,219,531

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Cash equivalents (i)	401,269	—	—	401,269
Short-term investments (ii)	—	1,206,539	—	1,206,539

(i)
Cash equivalents mainly consist of time deposits with original maturities of three months or less and highly liquid investments that are readily convertible to known amounts of cash. The fair values of cash equivalents are determined based on the pervasive interest rates in the market. The Company classifies the valuation techniques that use the pervasive interest rates input as Level 1 of fair value measurements.

(ii)
Short-term investments represented the investments issued by commercial banks and financial institution with a variable interest rate indexed to the performance of underlying assets within one year. For the instruments whose fair value is provided by banks at the end of each period, the Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. For the instruments whose fair values are estimated based on quoted prices of similar products provided by banks at the end of each period, the Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

F -
68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

25.	Leases
The following table summarizes the lease expense for the year ended December 31, 2020:

For the year ended December 31, 2020
RMB
Operating lease expense	32,781
Short-term lease expense	17,113

Total lease expense	49,894

Weighted-average remaining lease term (in years) – operating leases	3.2
Weighted-average discount rate – operating leases	4.8%
Total lease expense

was RMB20,799 and RMB49,689 for the years ended December 31, 201
8
and 2019
, under Topic 840

 and Topic 842, respectively
.
As of December 31, 2020, future minimum lease payments under non-cancellable
operating lease agreements for which the Group has recognized operating lease right-of-use
assets and
liabilities were as follows
:

For the year ended December 31,	Future minimum payments
RMB
2021	30,001
2022	30,993
2023	27,330
2024	3,587
2025 and thereafter	1,837

Total undiscounted cash flows	93,748

Less: imputed interest	(6,901)

Total	86,847

As of December 31, 2020, the Group has operating leases that have not yet commenced with future minimum lease payments amounting to RMB 21,304. These operating leases will commence in the second quarter of 202
1
with lease terms of 4 years.
Supplemental cash flow information related to leases for the years ended December 31, 2019 and 2020 are as follows:

	December 31,
	2019	2020
	RMB	RMB
Cash paid for operating leases	28,847	33,028
Lease liabilities arising from obtaining right-of-use assets	33,399	21,024

F -
69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

26.	Commitments and contingencies

(a)	Operating commitments
As of December 31, 2020, future minimum payments under
non-cancelable
agreements consist of the following,

Operating commitments
RMB
2021	12,944
2022	9,742
2023	8,932
2024 and thereafter	8,553

40,171

The commitments presented above mainly consist of property management fees, short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of
-
use
assets and lease liabilities.

(b)	Capital and other commitments
As of December 31, 2020, the Group had outstanding capital commitments totaling RMB10,000 which consisted of capital expenditures related to additional investments in equity investments.

(c)	Legal proceedings
As of December 31, 2020, the Group involved in a few cases related to unfair competition in broadcaster recruitment. These cases are pending in various courts. Total remaining claim amount is
RMB20

million.
As of the date of issuance of the financial statements, those remaining lawsuits are still pending and the Group is not able to make a reliable estimate of the potential loss, if any.

F -
70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

27.	Subsequent events
In April
2021, the Company entered into a related party transaction with a fellow subsidiary of Tencent to purchase an exclusive license for e-sports during the period from 2021 to 2025, with a total consideration of RMB2,013 million.

28.	Restricted net assets
Relevant PRC laws and regulations permit payments of dividends by the entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s entities in the PRC are required to annually appropriate 10% of their net after-tax
income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB380,164 and RMB1,588,135 as of December 31, 2019 and 2020. There are no differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company.
For the year ended December 31, 2020, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation
S-X
Rule
4-08
(e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2020 and the condensed financial information of the Company are not required to be presented.

F -
71