Form 20-F
period 2021-12-31
HUYA Inc.
filed 2022-04-28
CIK 1728190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.
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
Rongjie Dong, Chief Executive Officer
E-mail:
ir@huya.com
Building A3,
E-Park
280 Hanxi Road
Panyu District, Guangzhou 511446
People’s Republic of China
Telephone: +86 20 2290-7888
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American Depositary Shares, each	HUYA	New York Stock Exchange
representing one Class A ordinary share, par value US$0.0001 per share
Class A ordinary shares, par value US$0.0001 per share*		New York Stock Exchange

(1)*	Not for trading, but only in connection with the listing on the New York Stock Exchange of our American depositary shares, each representing one Class A ordinary share.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2021, there were 238,070,281 ordinary shares outstanding, being the sum of 86,993,764 Class A ordinary shares (excluding 891,498 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plans) and 151,076,517 Class B ordinary shares.
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐
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

INTRODUCTION
Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;

•	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;

•	“JOYY” refers to JOYY Inc. (Nasdaq: YY), formerly known as YY Inc.;

•	“the variable interest entity, ” “the PRC variable interest entity,” or “the VIE” refers to Guangzhou Huya Information Technology Co., Ltd., or Guangzhou Huya;

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

•
“we,” “us,” “our company,” “our” and “Huya” refer to HUYA Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, also include the VIE and its subsidiaries in the PRC.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.3726 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 30, 2021.

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
Our Holding Company Structure and Contractual Arrangements with the VIE
HUYA Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIE. We conduct our operations primarily through our subsidiaries and the VIE in China. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies that engage in internet and other related businesses, including the provision of internet content. Therefore, we operate such business in China through the variable interest entity, Guangzhou Huya Information Technology Co., Ltd., or Guangzhou Huya, which we may refer to as “the VIE” and “the variable interest entity” in this annual report, and rely on contractual arrangements among our PRC subsidiary Guangzhou Huya Technology Co., Ltd., or Huya Technology, the VIE and its nominee shareholders to control the business operations of the VIE. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIE accounted for 99.0%, 98.4% and 96.0% of our total net revenues for the fiscal years 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company,” “our” and “Huya” refer to HUYA Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, also include the VIE and its subsidiaries in the PRC. Investors in our ADSs are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company.
A series of contractual agreements, including an equity interest pledge agreement, an exclusive business cooperation agreement, a shareholder voting rights proxy agreement and an exclusive option agreement, have been entered into by and among Huya Technology, the VIE and its shareholders. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of the VIE and its subsidiaries, and we have consolidated the financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—D. Organizational Structure—Contractual Arrangements with Guangzhou Huya.”
However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the arrangements. In addition, these arrangements have not been tested in PRC courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the PRC variable interest entity and its shareholders for the operation of our business, which may not be as effective as direct ownership. If the PRC variable interest entity and its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation” and “—The shareholders of the VIE may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.”
There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations” and “—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Investors may never directly hold equity interests in the VIE. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “—D. Risk Factors—Risks Related to Our Corporate Structure.”
Other Risks Related to Our PRC Operations
We face various legal and operational risks and uncertainties associated with being based in or having the majority of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China, and identifies the registered public accounting firms in Mainland China that are subject to such determinations. Our auditor is identified by the PCAOB and is subject to the determination. Under the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”
The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Permissions Required from the PRC Authorities for Our Operations
We conduct our business primarily through our subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries, the VIE and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for our business operations in China, including, among others, the Value-added Telecommunications Business Operation License for information services via internet, or ICP License, the Permit for Internet Audio-Video Program Service, a radio and television program production and operating permit, a commercial performance license and an internet culture operation license for music products. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.”
In connection with our previous issuance of securities to foreign investors, as of the date of this annual report, we, our PRC subsidiaries and the VIE (i) have not been required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in
China-based
issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”
Furthermore, if we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, and we may be subject to review when purchasing internet products and services. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant
operations, or removal of our apps from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”
Cash Flows through Our Organization
HUYA Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the VIE in China. As a result, although other means are available for us to obtain financing at the holding company level, HUYA Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by the VIE. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to HUYA Inc. In addition, our PRC subsidiaries are permitted to pay dividends to HUYA Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and the VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends and can only be used for specific purposes. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”
Under PRC laws and regulations, our PRC subsidiaries and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The VIE cannot pay dividends to us as we do not own any equity interest in the VIE. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up
capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIE in which we have no legal ownership. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our PRC subsidiaries and PRC variable interest entity are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”
Under PRC law, HUYA Inc. and its offshore subsidiaries may provide funding to our PRC subsidiaries only through capital contributions or loans, including advances, and to the VIE only through loans, including advances, subject to satisfaction of applicable government registration and approval requirements. HUYA Inc. and its offshore subsidiaries extended capital contributions of RMB47.6 million, RMB299.8 million and RMB323.1 million (US$50.7 million) in the years ended December 31, 2019, 2020 and 2021 respectively, and advances in the amount of RMB98.5 million and RMB75.4 million (US$11.8 million) as of December 31, 2020 and 2021 respectively, to our PRC subsidiaries.
The VIE may transfer cash to our PRC subsidiaries by paying service fees according to the exclusive business cooperation agreement. Pursuant to this agreement, the VIE agrees to pay our PRC subsidiaries fees for technology support, business support and consulting services, subject to conditions therein. In the years ended December 31, 2019, 2020 and 2021, the VIE paid a total amount of RMB929.6 million, RMB7,532.2 million and RMB8,664.1 million (US$1,359.6 million), respectively, for services provided by our subsidiaries. Due to the control over the VIE, our PRC subsidiaries have the right to determine the service fee to be charged to the VIE under this agreement by considering, among other things, the technical difficulty and the complexity of the services, the time needed for providing such services and the specific content and business value of the services. The term of this agreement is ten years and is automatically renewed provided there is no objection from our PRC subsidiaries. In the future, to the extent there is any fee owed to our PRC subsidiaries under this agreement, the VIE intends to settle it.

Neither our subsidiaries nor the VIE made cash dividends or other distributions to HUYA Inc., the holding company, or its offshore subsidiaries, in the years ended December 31, 2019, 2020 and 2021. Going forward, our subsidiaries and VIE intend to retain most, if not all, of their available funds and any future earnings.
Other than the cash dividend in connection with the proposed merger with DouYu International Holdings Limited (Nasdaq: DOYU), or DouYu, which was cancelled along with the termination of the proposed merger, HUYA Inc. has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. For PRC and United States federal income tax considerations of an investment in our ADSs and/or ordinary shares, see “Item 10. Additional Information—E. Taxation.”
In the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred through our organization.
Under the current laws of the Cayman Islands, HUYA Inc. is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in Mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation (1)
Hypothetical pre-tax earnings (2)	100.00%
Tax on earnings at statutory rate of 25% (3)	(25.00)%

Net earnings available for distribution	75.00%
Withholding tax at standard rate of 10% (4)	(7.50)%

Net distribution to Parent/Shareholders	67.50%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.

(2)
Under the terms of VIE agreements, our PRC subsidiaries may charge the VIE and the VIE’s subsidiaries for services provided to the VIE and the VIE’s subsidiaries. These service fees shall be recognized as expenses of the VIE and the VIE’s subsidiaries, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the VIE and the VIE’s subsidiaries file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and the VIE’s subsidiaries and as income by our PRC subsidiaries and are tax neutral.

(3)
Certain of our subsidiaries and the VIE qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)
The PRC’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or Foreign Invested Enterprise (“FIE”) to its immediate holding company outside of Mainland China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIE and the VIE’s subsidiaries will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIE and the VIE’s subsidiaries could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIE and the VIE’s subsidiaries but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.
Selected Consolidated Financial Data
The following selected consolidated statements of comprehensive (loss) income for the years ended December 31, 2019, 2020 and 2021, selected consolidated balance sheet data as of December 31, 2020 and 2021, selected consolidated cash flows data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included in this annual report beginning on page
F-1.
Our selected consolidated statements of comprehensive (loss) income for the years ended December 31, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019 and selected consolidated cash flows data for the year ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below.

	For the year ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share, ADS, per share and per ADS data)
Selected Consolidated Statements of Comprehensive (Loss) Income:
Net revenues:
Live streaming	2,069,536	4,442,845	7,976,214	10,311,624	10,186,204	1,598,438
Advertising and others	115,280	220,595	398,287	602,750	1,165,242	182,852

Total net revenues	2,184,816	4,663,440	8,374,501	10,914,374	11,351,446	1,781,290

Cost of revenues (1)	(1,929,864)	(3,933,647)	(6,892,579)	(8,646,308)	(9,751,160)	(1,530,170)

Gross profit	254,952	729,793	1,481,922	2,268,066	1,600,286	251,120

Operating expenses:
Research and development expenses (1)	(170,160)	(265,152)	(508,714)	(734,261)	(818,882)	(128,500)
Sales and marketing expenses (1)	(87,292)	(189,207)	(438,396)	(558,012)	(759,507)	(119,183)
General and administrative expenses (1)	(101,995)	(287,710)	(352,824)	(445,006)	(326,772)	(51,278)

Total operating expenses	(359,447)	(742,069)	(1,299,934)	(1,737,279)	(1,905,161)	(298,961)

Other income	9,629	38,938	79,390	194,169	274,704	43,107

	For the year ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share, ADS, per share and per ADS data)
Operating (loss) income	(94,866)	26,662	261,378	724,956	(30,171)	(4,734)

Interest and short-term investments income	14,049	156,549	304,491	313,366	247,009	38,761
Fair value loss on derivative liabilities	—	(2,285,223)	—	—	—	—
Gain on fair value change of investment	—	—	—	2,160	44,161	6,930

Other non-operating expenses	—	—	—	(10,010)	—	—

Foreign currency exchange gains (losses), net	—	51	1,157	2,056	(1,480)	(232)

(Loss) income before income tax benefits (expenses)	(80,817)	(2,101,961)	567,026	1,032,528	259,519	40,725

Income tax benefits (expenses)	—	50,943	(96,078)	(176,784)	(55,227)	(8,666)

(Loss) income before share of (loss) income in equity method investments, net of income taxes	(80,817)	(2,051,018)	470,948	855,744	204,292	32,059

Share of (loss) income in equity method investments, net of income taxes	(151)	113,329	(2,775)	28,414	379,207	59,506

Net (loss) income attributable to HUYA Inc.	(80,968)	(1,937,689)	468,173	884,158	583,499	91,565

Accretion to Series A redeemable convertible preferred shares	(19,842)	(71,628)	—	—	—	—

Deemed dividend to series A preferred shareholders	—	(496,995)	—	—	—	—

Net (loss) income attributable to ordinary shareholders	(100,810)	(2,506,312)	468,173	884,158	583,499	91,565

Net (loss) income	(80,968)	(1,937,689)	468,173	884,158	583,499	91,565

Foreign currency translation adjustments, net of nil tax	308	366,259	157,568	(451,873)	(148,562)	(23,313)

Total comprehensive (loss) income attributable to HUYA Inc.	(80,660)	(1,571,430)	625,741	432,285	434,937	68,252

Net (loss) income per ADS (2)
Basic	(1.01)	(15.02)	2.18	3.89	2.45	0.38
Diluted	(1.01)	(15.02)	2.02	3.71	2.41	0.38
Weighted average number of ADSs used in calculating net (loss) income per ADS
Basic	100,000,000	166,828,435	214,811,862	227,081,238	238,198,117	238,198,117
Diluted	100,000,000	166,828,435	232,024,961	238,631,613	241,790,445	241,790,445
Net (loss) income per ordinary share
Basic	(1.01)	(15.02)	2.18	3.89	2.45	0.38
Diluted	(1.01)	(15.02)	2.02	3.71	2.41	0.38
Weighted average number of ordinary shares used in calculating net (loss) income per ordinary share
Basic	100,000,000	166,828,435	214,811,862	227,081,238	238,198,117	238,198,117
Diluted	100,000,000	166,828,435	232,024,961	238,631,613	241,790,445	241,790,445

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	2,877	10,472	31,593	64,942	56,629	8,886
Research and development expenses	9,174	30,643	86,296	150,723	135,316	21,234
Sales and marketing expenses	791	1,832	5,919	9,879	8,318	1,305
General and administrative expenses	27,266	183,748	157,936	182,664	89,442	14,035

(2)	Each ADS represents one Class A ordinary share
The following table presents our selected consolidated balance sheet data as of the dates indicated.

	For the year ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	442,532	709,019	1,113,193	3,293,573	1,790,784	281,013
Short-term deposits	593,241	4,983,825	6,743,445	5,974,790	8,351,945	1,310,602
Short-term investments	—	300,162	2,219,531	1,206,539	816,331	128,100
Total current assets	1,250,307	6,595,187	10,591,820	11,270,938	11,916,269	1,869,921
Investments	10,299	219,827	379,424	467,206	608,617	95,505
Total assets	1,300,541	7,106,187	11,366,550	12,410,687	13,254,942	2,079,987
Total current liabilities	685,650	1,380,446	2,446,677	2,384,795	2,576,085	404,240
Total liabilities	730,674	1,461,180	2,681,700	2,633,909	2,744,741	430,706
Class A ordinary shares	1	29	44	55	58	9
Class B ordinary shares	66	104	100	100	99	16
Total shareholders’ equity	60,199	5,645,007	8,684,850	9,776,778	10,510,201	1,649,281

The following table presents our selected cash flows data for the years indicated.

	For the year ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flows Data
Net cash provided by operating activities	242,444	717,461	1,945,414	1,239,874	327,453	51,384
Net cash (used in)/provided by investing activities	(559,561)	(4,567,452)	(3,684,971)	1,004,780	(1,880,320)	(295,064)
Net cash provided by financing activities	774,448	4,126,861	2,133,651	265,294	10,723	1,683
Net increase (decrease) in cash and cash equivalents and restricted cash	457,331	276,870	394,094	2,509,948	(1,542,144)	(241,997)
Cash and cash equivalents and restricted cash at the beginning of the year	6,187	442,532	709,019	1,114,585	3,458,462	542,708
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(20,986)	(10,383)	11,472	(166,071)	(69,864)	(10,962)

Cash and cash equivalents and restricted cash at the end of the year	442,532	709,019	1,114,585	3,458,462	1,846,454	289,749

Financial Information Related to the VIE (and VIE’s Subsidiaries)
The following tables related to the VIE and the VIE’s subsidiaries and other entities present the condensed consolidating schedules of financial position as of the years ended December 31, 2020 and December 31, 2021, and the results of operations and of cash flows for each of the three years ended December 31, 2021.

Selected Condensed Consolidated Statements of Operation Data

	For the year ended December 31, 2021
	HUYA Inc.	Other subsidiaries	Primary beneficiary of VIE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated Totals

	(in thousands of RMB)
Third-party revenues	—	453,967	—	10,897,479	—	11,351,446
Inter-company revenues (1)	—	109,826	8,639,714	—	(8,749,540)	—
Total cost and expenses (2)	(5,554)	(796,935)	(8,813,794)	(10,789,307)	8,749,269	(11,656,321)
Share of income of subsidiaries, VIE and VIE’s subsidiaries (3)	524,190	324,777	252,963	—	(1,101,930)	—
Others, net	68,919	60,317	239,685	195,202	271	564,394

Income before income tax	587,555	151,952	318,568	303,374	(1,101,930)	259,519
Income tax (expenses) benefits	(4,056)	(7,006)	6,209	(50,374)	—	(55,227)
Share of income (loss) from equity method investments	—	379,244	—	(37)	—	379,207

Net income	583,499	524,190	324,777	252,963	(1,101,930)	583,499

	For the year ended December 31, 2020
	HUYA Inc.	Other subsidiaries	Primary beneficiary of VIE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated Totals

	(in thousands of RMB)
Third-party revenues	—	176,300	—	10,738,074	—	10,914,374
Inter-company revenues (1)	7,795	268,448	7,440,411	—	(7,716,654)	—
Total cost and expenses (2)	(30,562)	(590,340)	(7,001,732)	(10,477,605)	7,716,652	(10,383,587)
Share of income of subsidiaries, VIE and VIE’s subsidiaries (3)	762,353	855,160	265,729	—	(1,883,242)	—
Others, net	159,091	24,230	235,947	82,469	4	501,741

Income before income tax	898,677	733,798	940,355	342,938	(1,883,240)	1,032,528
Income tax expenses	(14,519)	(676)	(85,195)	(76,394)	—	(176,784)
Share of income (loss) from equity method investments	—	29,231	—	(817)	—	28,414

Net income	884,158	762,353	855,160	265,727	(1,883,240)	884,158

	For the year ended December 31, 2019
	HUYA Inc.	Other subsidiaries	Primary beneficiary of VIE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated Totals

	(in thousands of RMB)
Third-party revenues	—	81,184	—	8,293,317	—	8,374,501
Inter-company revenues (1)	—	—	929,589	—	(929,589)	—
Total cost and expenses (2)	(7,045)	(536,061)	(624,694)	(7,954,302)	929,589	(8,192,513)
Share of income of subsidiaries, VIE and VIE’s subsidiaries (3)	251,827	695,835	394,326	—	(1,341,988)	—
Others, net	223,391	11,406	20,754	129,487	—	385,038

Income before income tax	468,173	252,364	719,975	468,502	(1,341,988)	567,026
Income tax expenses	—	(537)	(24,140)	(71,401)	—	(96,078)
Share of loss from equity method investments	—	—	—	(2,775)	—	(2,775)

Net income	468,173	251,827	695,835	394,326	(1,341,988)	468,173

Selected Condensed Consolidated Balance Sheets Data
The following tables present our selected consolidated balance sheet data as of the dates indicated.

	For the year ended December 31, 2021
	HUYA Inc.	Other subsidiaries	Primary beneficiary of VIE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated Totals

	(in thousands of RMB)
Assets
Cash and cash equivalents	302,673	472,428	541,540	474,143	—	1,790,784
Restricted cash	—	—	10,258	45,412	—	55,670
Short-term deposits	3,703,677	2,188,268	2,460,000	—	—	8,351,945
Short-term investments	—	—	816,331	—	—	816,331
Accounts receivable, net	—	23,304	429	64,301	—	88,034
Prepayments and other current assets	34,389	21,454	392,362	216,740	—	664,945
Amounts due from related parties	67	10,689	8,440	129,364	—	148,560
Amounts due from Group companies (4)	3,409,544	—	28,116	1,379,170	(4,816,830)	—
Investments	—	158,933	—	449,684	—	608,617
Investment in subsidiaries, VIE and VIE’s subsidiaries (3)	3,099,424	3,532,364	1,677,392	—	(8,309,180)	—
Intangible assets, net	—	981	2,951	80,010	—	83,942
Right of use asset	—	334,177	59,493	1,701	—	395,371
Prepayments and other non-current assets	343	1,499	147,822	1,223	—	150,887
Other assets	—	6,711	80,110	13,035	—	99,856

Total assets	10,550,117	6,750,808	6,225,244	2,854,783	(13,126,010)	13,254,942

Deferred revenue and Advances from customers	—	15,225	—	563,259	—	578,484
Amounts due to Group companies (4)	36,316	3,501,583	1,278,931	—	(4,816,830)	—
Accrued liabilities and other current liabilities	2,508	98,286	1,244,128	500,530	—	1,845,452
Amount due to related parties	—	8,476	106,405	101,247	—	216,128
Other liabilities	1,092	27,814	63,416	12,355	—	104,677

Total liabilities	39,916	3,651,384	2,692,880	1,177,391	(4,816,830)	2,744,741

Total shareholders’ equity (3)	10,510,201	3,099,424	3,532,364	1,677,392	(8,309,180)	10,510,201

	For the year ended December 31, 2020
	HUYA Inc.	Other subsidiaries	Primary beneficiary of VIE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated Totals

	(in thousands of RMB)
Assets
Cash and cash equivalents	2,019,585	296,634	662,008	315,346	—	3,293,573
Restricted cash	—	—	27,900	136,989	—	164,889
Short-term deposits	3,000,308	1,174,482	1,700,000	100,000	—	5,974,790
Short-term investments	—	—	1,206,539	—	—	1,206,539
Accounts receivable, net	—	23,686	54	47,497	—	71,237
Prepayments and other current assets	60,497	37,800	317,901	78,910	—	495,108
Amounts due from related parties	67	3,180	2,271	59,284	—	64,802
Amounts due from Group companies (4)	2,488,734	—	931,231	1,472,386	(4,892,351)	—
Investments	—	235,895	—	231,311	—	467,206
Investment in subsidiaries, VIE and VIE’s subsidiaries (3)	2,261,154	2,918,326	1,347,614	—	(6,527,094)	—
Intangible assets, net	—	200	750	61,846	—	62,796

	For the year ended December 31, 2020
	HUYA Inc.	Other subsidiaries	Primary beneficiary of VIE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated Totals

	(in thousands of RMB)
Right of use asset	—	1,809	84,783	826	—	87,418
Prepayments and other non-current assets	501	311,798	61,027	6,135	—	379,461
Other assets	—	602	70,271	71,995	—	142,868

Total assets	9,830,846	5,004,412	6,412,349	2,582,525	(11,419,445)	12,410,687

Deferred revenue and Advances from customers	—	12,386	—	651,636	—	664,022
Amounts due to Group companies (4)	36,274	2,615,780	2,240,297	—	(4,892,351)	—
Accrued liabilities and other current liabilities	15,739	98,021	1,101,365	492,164	—	1,707,289
Amount due to related parties	—	1,611	62,055	31,791	—	95,457
Other liabilities	2,055	15,460	90,306	59,320	—	167,141

Total liabilities	54,068	2,743,258	3,494,023	1,234,911	(4,892,351)	2,633,909

Total shareholders’ equity (3)	9,776,778	2,261,154	2,918,326	1,347,614	(6,527,094)	9,776,778

Selected Condensed Consolidated Cash Flows Data
The following table presents our selected cash flows data for the years indicated.

	For the year ended December 31, 2021
	HUYA Inc.	Other subsidiaries	Primary beneficiary of VIE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated Totals

	(in thousands of RMB)
Net cash provided by/(used in) operating activities (5)	190,341	(416,324)	(622,961)	1,176,397	—	327,453

Capital contribution and advances from Group companies	(993,969)	—	(8,858)	(911,916)	1,914,743	—
Other investing activities	(761,429)	(529,100)	(392,530)	(197,261)	—	(1,880,320)

Net cash used in investing activities	(1,755,398)	(529,100)	(401,388)	(1,109,177)	1,914,743	(1,880,320)

Capital contribution and advances to Group companies	—	1,028,503	886,240	—	(1,914,743)	—
Other financing activities	10,723	—	—	—	—	10,723

Net cash provided by financing activities	10,723	1,028,503	886,240	—	(1,914,743)	10,723

	For the year ended December 31, 2020
	HUYA Inc.	Other subsidiaries	Primary beneficiary of VIE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated Totals

	(in thousands of RMB)
Net cash provided by/(used in) operating activities (5)	278,860	(228,467)	959,277	230,204	—	1,239,874

Capital contribution and advances to Group companies	(1,511,573)	(1,856)	(592,551)	(1,300,825)	3,406,805	—
Other investing activities	3,058,990	(1,589,677)	(1,548,167)	1,083,634	—	1,004,780

Net cash provided by/(used in) investing activities	1,547,417	(1,591,533)	(2,140,718)	(217,191)	3,406,805	1,004,780

Capital contribution and advances from Group companies	—	1,573,952	1,832,853	—	(3,406,805)	—
Other financing activities	265,294	—	—	—	—	265,294

Net cash provided by financing activities	265,294	1,573,952	1,832,853	—	(3,406,805)	265,294

	For the year ended December 31, 2019
	HUYA Inc.	Other subsidiaries	Primary beneficiary of VIE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated Totals

	(in thousands of RMB)
Net cash provided by/(used in) operating activities (5)	192,085	(435,777)	521,472	1,667,634	—	1,945,414

Capital contribution and advances to Group companies	(764,951)	(47,829)	—	(861,078)	1,673,858	—
Other investing activities	(1,491,966)	270,360	(1,439,487)	(1,023,878)	—	(3,684,971)

Net cash (used in)/provided by investing activities	(2,256,917)	222,531	(1,439,487)	(1,884,956)	1,673,858	(3,684,971)

Capital contribution and advances from Group companies	—	757,878	915,980	—	(1,673,858)	—
Other financing activities	2,135,681	—	(1,511)	(519)	—	2,133,651

Net cash provided by/(used in) financing activities	2,135,681	757,878	914,469	(519)	(1,673,858)	2,133,651

Notes:

(1)
It represents the elimination of the inter-company service fees for technology support, business support and consulting fees (collectively defined as “VIE service fees”) that are charged pursuant to the exclusive business cooperation agreement.

(2)
For the years ended December 31, 2019, 2020 and 2021, VIE service fees were charged by the primary beneficiary of the VIE and other subsidiaries to the VIE and VIE’s subsidiaries amounting to RMB929.6 million, RMB7,543.2 million and RMB8,664.1 million, respectively. These inter-company charges were eliminated in consolidation.

(3)	It represents the elimination of the investments in the VIE, the VIE’s subsidiaries, the primary beneficiary of the VIE and other subsidiaries by HUYA Inc.

(4)
It represents the elimination of inter-company balances among HUYA Inc., the VIE and the VIE’s subsidiaries, and other subsidiaries. As of December 31, 2019, 2020, and 2021, the outstanding balance of amounts due from/to Group companies related to inter-company advances. There were no outstanding balances at the balance sheet date related to VIE service fees charged to the VIE and the VIE’s subsidiaries.

(5)
For the years ended December 31, 2019, 2020 and 2021, cash paid by the VIE and the VIE’s subsidiaries to the primary beneficiary of the VIE and other subsidiaries for VIE service fees were RMB929.6 million, RMB7,543.2 million and RMB8,664.1 million, respectively.

B.	Capitalization and Indebtedness
Not Applicable.

C.	Reasons for the Offer and Use of Proceeds
Not Applicable.

D.	Risk Factors
Summary of Risk Factors
An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully following this summary.
Risks Related to Our Business and Our Industry

•	If we fail to keep our existing users highly engaged, to acquire new users, or to increase the proportion of paying users, our business, profitability and prospects may be adversely affected;

•	We may fail to attract and retain talented and popular broadcasters;

•	We may fail to offer attractive content, in particular popular game content, on our platform;

•	We are a relatively young company, and we may not be able to sustain our growth, effectively manage our growth or implement our business strategies;

•	We face competition in several major aspects of our business. If we fail to compete effectively, our business, results of operations and financial condition may be negatively impacted;

•
Intensified government regulations, rules or guidelines of the internet industry in China could restrict our ability to maintain or increase the level of user traffic to, and user spending on, our platform as well as our ability to tap into other market opportunities, and negatively impact our businesses, results of operations, or financial condition.

•
If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected;

•
We cooperate with various talent agencies to manage and recruit our broadcasters. If we are not able to maintain our relationship with talent agencies, in particular the platinum talent agencies which possess the capacity to produce a large volume of high-quality content and manage a considerable pool of talent, our operations may be materially and adversely affected;

•	We are subject to risks associated with operating in a rapidly changing industry and a relatively new market; and

•
Our revenue model for live streaming may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE, with which we have maintained contractual arrangements, and its subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the VIE in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations. Our holding company in the Cayman Islands, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value;

•
We rely on contractual arrangements with the PRC variable interest entity and its shareholders for the operation of our business, which may not be as effective as direct ownership. If the PRC variable interest entity and its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation; and

•
The shareholders of the VIE may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

Risks Related to Doing Business in China

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections;

•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;

•	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs;

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;

•	Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and u s ; and

•
The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

Risks Related to Our ADSs

•	The trading price of our ADSs has been volatile and may be volatile regardless of our operating performance;

•
Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial;

•	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs; and

•
We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2021, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

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
A decline in our user base may adversely affect the engagement level of our users and vibrancy of our community, which may in turn reduce our monetization opportunities and have a material and adverse effect on our business, financial condition and results of operations. If we are unable to attract and retain users or convert users into paying users, our revenues may decline and our results of operations and financial condition may suffer. In 2021, we experienced a decline in the number of average quarterly paying users on Huya Live, compared with 2020.
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
Moreover, there are currently uncertainties with respect to the interpretation and implementation in practice of the laws and regulations governing online games. Pursuant to the relevant PRC laws and regulations, operators which operate online games without governmental pre-approval
will be ordered to stop publishing and operating such games. Between April and November 2018, such pre-approval
of domestic online games was suspended. Such suspension caused significant delays in the introduction of new games to the Chinese market. While the game approval procedure was reinstated in December 2018, the number of approved games has decreased compared to the period before the suspension. Besides, no new game was approved between August 2021 and March 2022, although the game approval process was resumed in April 2022. Additionally, on August 30, 2018, the PRC government issued a notice implementing a plan to protect the eyesight of teenagers, which, among other things, regulates the number of online games and new releases. If game publishers and operators fail to maintain the normal publication and operation of their online games, or if they fail to obtain or make the necessary approvals and filings of their online games, our operations may be negatively impacted, and we may be subject to penalties for live streaming or promoting such games on our platform.

Furthermore, we generate a small portion of our revenues from sub-licensing
broadcasting rights of certain licensed
e-sports
content to other livestreaming platforms. If we fail to attract or maintain such licensed content that permits sub-licensing,
attract sufficient
sub-licensees
to purchase such content from us, or reduce the number of
sub-licensees
as part of our future business strategy, our revenues from such sub-licensing
business will decline.
We are a relatively young company, and we may not be able to sustain our growth, effectively manage our growth or implement our business strategies.
We have a limited operating history, particularly as a stand-alone company. Our Huya platform was launched in 2014 as a business unit of JOYY. Although we have experienced significant growth since our platform was launched, our historical growth rate may not be indicative of our future performance due to our limited operating history and the rapid evolvement of our business environment. We may not be able to achieve similar results or grow at the same rate as we did in the past. As our business and the live streaming service market in China continue to develop, we may adjust our product and service offerings or modify our business model. These adjustments may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations.
In addition, our growth and expansion have placed, and will continue to place, significant strain on our management and resources. This level of growth may not be sustainable or achievable at all in the future. We believe that our continued growth will depend on many factors, including our ability to develop new sources of revenues, diversify monetization methods, attract and retain users and content creators, increase user engagement, continue developing innovative technologies in response to user demand, increase brand awareness, expand into new market segments, and adjust to the rapidly changing regulatory environment in China. We cannot assure you that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.
We face competition in several major aspects of our business. If we fail to compete effectively, our business, results of operations and financial condition may be negatively impacted.
We face competition in several major aspects of our business, particularly from companies that provide game live streaming services and other online entertainment services, including companies that our shareholders operate or invest in and companies that our shareholders may operate or invest in in the future. See “Item 4. Information on the Company—C. Business Overview—Competition.” Some of our competitors may have longer operating histories, significantly larger user bases, more established brand names, broader product or service offerings, significantly greater financial, technical and marketing resources than we do or have long-term strategic relationships with game developers or publishers, and in turn may have an advantage in attracting and retaining users, broadcasters, talent agencies, advertisers and other business partners. Our competitors may also compete with us for content such as games,
e-sports
tournaments and game events; business partners such as broadcasters, talent agencies, and advertisers; skilled personnel such as management, engineers, product and content personnel; and other resources such as user traffic, user time spent online, and investments. Furthermore, if we are involved in disputes with any of our competitors that result in litigations or negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to a reduced number of users and advertisers. Any legal proceedings or measures we take in response to such disputes may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.
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

Intensified government regulations, rules or guidelines of the internet industry in China could restrict our ability to maintain or increase the level of user traffic to, and user spending on, our platform as well as our ability to tap into other market opportunities, and negatively impact our businesses, results of operations, or financial condition.
The PRC government has promulgated, in recent years, intensified regulations, rules, or guidelines on various aspects of the internet industry in China. For example, the PRC government adopted more stringent policies to monitor the online games industry due to negative public perception of addiction to online games, including policies for the protection of minors. On April 15, 2007, the PRC government issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. On October 25, 2019, the National Press and Publication Administration (the National Copyright Administration) issued the Circular of the National Press and Publication Administration on Preventing Minors from Developing Online Game Addictions, which took effect on November 1, 2019. The circular strictly controls the time slot and duration of online game use by minors. From 10:00 PM every day to 8:00 AM the next day, online game enterprises shall not provide game services for minors in any form. The duration of game services provided by online game enterprises for minors shall not exceed a cumulative total of three hours a day on statutory holidays or 1.5 hours on other days. On August 30, 2021, the National Press and Publication Administration issued the Circular of the National Press and Publication Administration on Further Strengthening Regulation to Effectively Prevent Online Gaming Additions among Minors, which came into effect on September 1, 2021, and online game companies shall only provide minors online game services within one hour at prescribed periods, namely between 8:00 PM and 9:00 PM on Fridays, Saturdays, Sundays and public holidays. If these restrictions expand to apply to adult game players in the future, it may lead to a decrease in the number or engagement of game players, which could adversely affect our game live streaming service and have a material effect on our results of operations. Furthermore, as of October 1, 2011, online game players in China are required to register and verify their names and identity card numbers with the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, before playing game. In August 2018, the PRC government issued the Notice on Strengthen the Management of Live Streaming Service, which required the real-name registration system for users to be put in place by live streaming service providers. According to the Law of the PRC on the Protection of Minors (2020 Revision) which became effective on June 1, 2021 and a draft of proposed strengthened policies on cybersecurity for minors published by the CAC on March 14, 2022, among others, live streaming service providers are not allowed to provide minors under age 16 with online live streaming account registration services, and minors aged 16 or above must obtain the consent from their parents or guardians and verify the identity information before registering live streaming accounts. In addition, according to the Administrative Measures for Business Activities of Online Performances, or the Measures, which took effect on January 1, 2017, online performance shall not use any online game product without content examination and approval number or filing number issued by competent administrative cultural authorities to present or narrate online game skills. Failure to abide by the Measures may result in substantial monetary fines. In cases of serious offense, online platforms may be ordered to cease its business for rectification or even have its Internet Culture Business Permit revoked. Furthermore, on April 12, 2022, the Network Audio-Visual Program Administration Department of National Radio and Television Administration and the Publication Office of the CPC Central Committee jointly issued a Notice on Strengthening the Administration of Live Streaming Games on the Online Audio-Visual Program Platforms. See “Item 4. Information on the Company—C. Business Overview—Government Regulations—Anti-fatigue Compliance System and Real-name Registration System.”
On November 12, 2020, the PRC government promulgated the Notice on Strengthening the Administration of the Online Show Live Streaming and
E-commerce
Live Streaming (“Notice 78”), which sets forth registration requirements for platforms providing online show live streaming or
e-commerce
live streaming to have their information and business operations registered by November 30, 2020. Notice 78 also set forth requirements for certain live streaming businesses with respect to real-name registration, limits on user spending on virtual gifting, restrictions on minors on virtual gifting, live stream review personnel requirements, content tagging requirements, and other requirements. For example, Notice 78 requires live streaming platforms to set a limit to the amount of virtual gifts a user can send per day and per month, as well as the amount that can be gifted at any one time. However, there is currently no clear guidance as to what limits on virtual gifting spending will be imposed by the National Radio and Television Administration pursuant to Notice 78 and it is unclear how and to what degree any such limits would be imposed on different platforms. Furthermore, on February 9, 2021, PRC government issued the Guiding Opinions on Strengthening the Management of Online Live Streaming (“Opinions 3”), which strengthens the positive guidance and management of the online broadcast industry, including standardizing the behavior of virtual gifting and promoting the classification of the live streaming accounts. For example, Opinions 3 requires live streaming platforms to reasonably limit the maximum amount of a single virtual gift and a single virtual gifting per time to remind the users whose daily consumption amount has triggered the corresponding threshold, and to set necessary cooling off period and deferred payment period. We are still in the process of obtaining further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under Notice 78 and Opinions 3 on our business. Any limits ultimately imposed on user spending on virtual gifting or on virtual gifting value that broadcaster may receive may negatively impact our revenues derived from virtual gifting and our results of operations. Any further rulemaking under Notice 78, Opinions 3 or other intensified regulation with respect to live streaming may increase our compliance burden in the live streaming business, and may have an adverse impact on our business and results of operations. On March 25, 2022, the PRC government issued the Notice on Further Rectifying Online Streaming Activities and Promoting the Healthy Development of the Industry, which enhances the live streaming accounts registration management, strengthens tax collection and punishes tax evasions and frauds in connection with live streaming.

In addition, as the internet industry in China is still at a relatively early stage of development, new laws and regulations, rules or guidelines may be adopted from time to time to address new issues that come to the authorities’ attention. Some new laws, regulations, rules, or guidelines have or may in the future put additional restrictions on our users, broadcasters, content, product or service offerings, and may negatively impact our businesses, results of operations, or financial condition. For example, we are subject to a variety of regulatory restrictions concerning the age limit for broadcasters, as well as restrictions on our products’ features. The existing and future regulations rules and guidelines that could affect us are beyond our control, and their potential impact on us is difficult to predict. We may incur substantial financial, operational and managerial costs in response to and in anticipation to the relevant regulatory and policy risks, and we may not be able to effectively predict, estimate or manage those risks in a timely and cost-efficient manner. Furthermore, we may not timely obtain or maintain all the required licenses or approvals or to satisfy all the requirements posed by the authorities in the future. We also cannot assure you that we will be able to obtain the required licenses or approvals or to satisfy all the requirements posed by the authorities if we plan to expand into other internet businesses. If we fail to timely obtain or maintain any of the required licenses or approvals, we may be subject to various penalties, which may disrupt our business operations or derail our business strategy, and materially and adversely affect our business, financial condition and results of operations. See “—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected,” “Item 4. Information on the Company—C. Business Overview—Government Regulations—Internet Information Services,” “Item 4. Information on the Company—C. Business Overview—Government Regulations—Internet Publication and Cultural Products,” “Item 4. Information on the Company—C. Business Overview—Government Regulations—Online Music and Entertainment” and “Item 4. Information on the Company—C. Business Overview—Government Regulations—Online Transmission of Audio-Visual Programs.”
If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.
The internet industry in China is highly regulated. See “Item 4. Information on the Company—C. Business Overview—Government Regulations—Internet Information Services,” “Item 4. Information on the Company—C. Business Overview—Government Regulations—Internet Publication and Cultural Products,” “Item 4. Information on the Company—C. Business Overview—Government Regulations—Online Music and Entertainment” and “Item 4. Information on the Company—C. Business Overview—Government Regulations—Online Transmission of Audio-Visual Programs.” For example, an internet information service provider shall obtain an operating license, or the ICP License, from the PRC Ministry of Industry and Information Technology, or MIIT, or its local counterparts before engaging in any commercial internet information services. The PRC variable interest entity, Guangzhou Huya Information Technology Co., Ltd., or Guangzhou Huya, has obtained a valid ICP License for provision of internet information services, a radio and television program production and operating permit, a commercial performance license and an internet culture operation license for music products.
Under the PRC Administrative Provisions for the Internet Audio-Video Program Service, or the Audio-Visual Provisions, providers of internet audio-visual program services are required to obtain a license for online transmission of audio-visual programs, or the Audio-Visual License, issued by the PRC National Radio and Television Administration, or the NRTA, or complete certain registration procedures with the NRTA. In August 2018, the National Office of Anti-Pornography and Illegal Publication, or the NOAPIP, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration and the Cyberspace Administration of China, jointly issued the Notice on Strengthen the Management of Live Streaming Service, which requires internet live streaming providers involving internet audio-visual program live streaming services to obtain the Audio-Visual License and complete certain registration procedures with the local public security authority.

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
We are subject to risks associated with operating in a rapidly changing industry and a relatively new market.
Many elements of our business are unique, evolving and relatively unproven. Our business and prospects depend on the continuing development of the live streaming industry in China. The market for our services is relatively new and rapidly changing and is subject to significant challenges. Our business relies upon our ability to cultivate and grow an active game live streaming community and to successfully monetize our user base, so as to increase revenues from our live streaming as well as online advertising services. In addition, our continued growth depends, in part, on our ability to respond to constant changes in the internet industry, including rapid technological evolution, continued shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Developing and integrating new content, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve at all. We cannot assure you that we will succeed in any of these aspects or that these industries in China will continue to grow as rapidly as they have in the past.

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
We operate our live streaming platform using a revenue model whereby users can get free access to live streaming of game or other types of content but have the options to purchase our products or services. We have generated, and expect to continue to generate, a substantial majority of our live streaming revenues using this revenue model. In 2019, 2020 and 2021, our live streaming revenues contributed to 95.2%, 94.5% and 89.7% of our total net revenues, respectively. Our live streaming revenues experienced a slight decline in 2021, and we may continue to experience a decline and not be able to achieve a growth in the future, as the user demand for this service may change, decrease substantially or dissipate, we may fail to anticipate and serve user demands effectively, or we may have to make adjustments on our live streaming revenue model under intensified regulations, rules, or guidelines on the live streaming industry and we may not be able to mitigate revenue impacts of those adjustments.
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
On November 26, 2021, the SAMR promulgated the draft of the Measures for the Administration of Internet Advertisements for public comments. The draft stipulates that the promotion of commodities or services in the form of paid listing on the Internet must be conspicuously identified as an advertisement. The draft measures further require advertisers, operators and publishers of internet advertisements containing links to examine the contents in the next level link. The Chinese government may, from time to time, promulgate new advertising laws and regulations in the future. We cannot assure you that we will be in compliance with the requirements under these new laws and regulations. Failure to comply with these obligations may subject us to fines and other administrative penalties, and may negatively impact our relationships with advertisers or other third parties. We may suffer from a loss of advertisers and our business and results of operations may be materially and adversely affected.
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
We need to continue offering popular and attractive content on our platform to provide our users with engaging and satisfying viewing experiences, and our ability to provide such content is dependent on our ability to attract and retain our broadcasters and talent agencies. We have a revenue sharing arrangement with both our broadcasters and talent agencies under which we share with them a portion of the revenues from the sales of our products and services on our platform. We also pay some popular broadcasters additional fees to sign agreements that contain exclusivity clauses with us. The absolute amounts and revenue percentages that we pay broadcasters and talent agencies may increase. If our competitor platforms offer higher revenue sharing ratios or additional fees with an intent to attract our popular broadcasters, costs to retain our broadcasters may further increase. If we are not able to continue to retain our broadcasters and produce high-quality content on our platform at commercially acceptable costs, our business, financial condition and results of operations would be adversely impacted. Furthermore, as our business and user base further expand, we may have to devote more resources in attracting broadcasters and talent agencies to produce more content that meets the varied interests of a diverse user base, which would increase the costs of contents on our platform. Since the second half of 2021, the portion of revenues we share with our broadcasters increased since we aim to increase market share under the increasing competitive industry to attract and retain popular broadcasters. We expect this trend to continue in 2022. The increasing revenue sharing fees with broadcasters has had and will continue to have a material adverse effect on our profitability.

In addition, we pay game developers or publishers,
e-sports
tournaments and game events organizers and participants, and other content broadcasting right owners for content and increases in prices for these broadcasting rights would also have an adverse effect on our business, financial condition and results of operations. If fail to procure these content or fail to procure these content at commercially acceptable costs, our business and results of operations may be adversely impacted. In 2021, our
e-sports
content costs also increased significantly due to our procurement of more high-quality events and the increasing prices of some leading
e-sports
tournaments. We expect this trend will continue in 2022. If we are unable to generate sufficient revenues that outpace our increased revenue sharing fees and content costs, our business, financial condition and results of operations may be materially and adversely affected.
We may incur losses or our profitability may decrease in the future.
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
Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors and the PRC government may adversely affect our business, financial condition and results of operation.
The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other
ESG-related
matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.
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

Overall, the historical seasonality of our business has been relatively mild, but seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. As a result, our operating results in future quarters or years may fall below the expectations of securities analysts and investors. In such event, the trading price of our ADSs would likely be materially and adversely affected.
We have a limited operating history in overseas markets. If we fail to meet the challenges presented by our overseas operations, our business, financial condition and results of operations may be materially and adversely affected.
We began our business operations overseas in May 2018. Our global expansion strategy might not be successfully executed and may expose us to a number of risks, including but not limited to:

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

•	the continued impact of COVID-19 in different parts of the world, and the various policies and social restrictions imposed in response thereto; and

•	competition situations in various regions we operate.
Our overseas operations may exert pressure on our operating results and net margins in the near term, and our overseas expansion may not be occurring at the pace as we intended or generate revenues in the amount as we originally expected. Although our overseas live streaming business experienced significant revenue growth and its contribution to our total net revenues grew in 2021, we cannot guarantee that we will be able to sustain or increase our overseas revenues in the future, as the monetization of our overseas business is still at an early stage and our monetization strategies may change. The geographic scope of our overseas markets may also change as we continually adjust our overseas business strategies. For example, we are continuously optimizing the geographic coverage of Nimo TV as part of our overall strategy to focus on key markets. Our business, financial condition and results of operations may be materially and adversely affected by these and other risks associated with our overseas operations.
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

If any of our executive officers and key employees terminates their services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how
and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete
agreement with us. However, as advised by our PRC legal counsel, Commerce & Finance Law Offices, certain provisions under the non-compete
agreement may be deemed invalid or unenforceable under PRC laws. If any dispute arises between our executive officers and key employees and us, we cannot assure you that we would be able to enforce these non-compete
agreements in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”
We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and government authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform.
Our interactive live streaming platform enables users and broadcasters to exchange information and engage in various other online activities. We have required broadcasters, to complete the real-name registration. In August 2018, a notice jointly issued by National Office of Anti-Pornography and Illegal Publication and other five authorities called for the adoption of a real-name registration system for users. In November 2020, a notice issued by the National Radio and Television Administration sets forth real-name registration requirements for certain broadcasters and users. However, since there are no ancillary implementation rules or further guidance from regulatory authorities announced or notified to us so far, there are still considerable uncertainties in the interpretation and enforcement of such notices in actual practice. As such, we are unable to verify the sources of the information posted by our users. In addition, while we have consistently regulated and monitored the information and content displayed on our platform, because a majority of the communications on our platform is conducted in real time, we are unable to examine the content generated by users and broadcasters before they are posted or streamed. Therefore, it is possible that broadcasters and users may engage in illegal, obscene or incendiary conversations or activities, including publishing of inappropriate or illegal content that may be deemed unlawful under PRC laws and regulations on our platform. If any content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third-party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. We have occasionally received fines and been required to disgorge any illegal income earned for certain inappropriate content generated by broadcasters on our platform. Despite our efforts to closely monitor the content on our platform and the actions of our broadcasters, we may be subject to similar fines and penalties in the future. In addition, if the PRC authorities find that we have not adequately managed the content on our platform, they may impose other legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform. See “Item 4. Information on the Company—C. Business Overview—Government Regulations—Internet Information Services.” Moreover, the costs of compliance may continue to increase when more content is made available on our platform as a result of our growing user base, which may adversely affect our results of operations. Furthermore, the distribution of inappropriate or illegal content by broadcasters may result in the suspension of broadcasters from our platform, which may materially and adversely impact our content offering and our attractiveness to users, thereby negatively impacting our business operations and financial results. In the event popular broadcasters are suspended from our platform as a result of inappropriate or illegal content, we may not be able to recoup or realize the expected returns on our investments made to engage such broadcasters.

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
Moreover, as we have limited control over the illegal or inappropriate behavior of our broadcasters and users, to the extent such behavior is associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and public perception of our brand may be materially and adversely affected. In addition, in response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, PRC government authorities may intervene and hold us liable for non-compliance
with PRC laws and regulations concerning the dissemination of information on the internet or others and subject us to administrative penalties, including confiscation of income and fines, or other sanctions, such as requiring us to restrict or discontinue some of the broadcasters, or features and services provided on our platform. Furthermore, certain behaviors of broadcasters or the talent agencies they belong to, such as tax evasion, that are not directly associated with our platform but cause the broadcasters to be banned from online broadcasting or other consequences, may nevertheless affect our brand.
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
In addition, any negative publicity in relation to our products, services or operations, regardless of its veracity, could harm our brands and reputation. We have sometimes received, and expect to continue to receive, complaints from users such as complaints regarding the quality of the products and services we offer, minors’ use of gaming products and livestreaming services, and misconduct by broadcasters, talent agencies, and other content creators. Negative publicity or public complaints may harm our reputation, and if complaints against us are not addressed to their satisfaction, our reputation and our market position could be significantly harmed, which may materially and adversely affect our business, results of operations and prospects. We may incur significant managerial, financial and operational costs and expenses in dealing with the negative publicity or public complaints.
We rely on key operating metrics, to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.
We rely on certain operating metrics, such as mobile MAUs and paying users, to evaluate the performance of our business. As our business evolves, the scope of such operating metrics may change. Our operating metrics are calculated using internal company data that have not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring these metrics across our large user base. For example, our mobile MAUs may not accurately reflect the actual number of people who accessed our platform, as it is possible that some people may use more than one device, some people may share one device, and some people may access our platform through multiple channels.
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
Concerns or claims about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. We apply strict management and protection for any information provided by users and, under our privacy policy, without our users’ prior consent, we will not provide any of our users’ personal information to any unrelated third party. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. See “—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”
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
In China, the validity period of utility model patent rights or design patent rights is ten years and not extendable. Currently, we have 469 registered patents, 1,391 patent applications pending in China and 75 additional patent applications under the patent cooperation treaty. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with sufficient protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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
COVID-19
has had a severe and negative impact on the Chinese and the global economy starting from the first quarter of 2020, and such impact persists as of the date of this annual report. It remains unknown how long and to what extent it will continue to impact the Chinese and global economy. Chinese and global macroeconomic environment is facing numerous challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere, including the war between Russia and Ukraine, may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. The tensions between China and the U.S. and other countries have intensified especially since
COVID-19.
See “—Risks Related to Doing Business in China—Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.” Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.
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
We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.
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
Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.
Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors; and

•
complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.
The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the MIIT, the CAC, the MPS and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation of Internet Content and Information Security.” The following are examples of certain recent PRC regulatory activities in this area:
Data Security

•
In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services,
e-government
affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

•
In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

•
The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.

•
In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us if we were to pursue another listing outside the PRC. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listing (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant
operations, or removal of our apps from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.
In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. On June 11, 2021, the CAC issued a notice requiring 129 named apps to rectify certain non-compliance
related to collection of personal information, including our Huya Live app which was named for “collecting personal information that is not related to the functioning of the app.” We submitted a rectification report to the authorities on July 1, 2021. On July 19, 2021. MIIT issued a notice requiring 145 apps named for infringement of users’ rights to complete rectification before July 26, 2021, including our Huya Live app which was named for “deceiving, misleading, and forcing users” by way of pop-up
ads when users log onto the platform. We submitted a rectification report to the authorities on July 22, 2021. We have taken actions in response to the identified issues and completed the rectification as required. However, we cannot guarantee that we will not be involved in future regulatory actions and be subject to penalties as a result.
In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial
losses. If residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the GDPR.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all. Furthermore, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.
To grow our business and remain competitive, we may require additional capital from time to time for our daily operation. For example, in November 2020, we entered into an agreement to obtain the usage right to a piece of land in Guangdong Province on which we recently started to develop office space, which requires a significant amount of capital. See “Item 4. Information on the Company—E. Property, Plants and Equipment.” Our ability to obtain additional capital is subject to a variety of uncertainties, including:

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
Certain aspects of our business have been adversely affected by the
COVID-19
outbreak. Since the initial outbreak in early 2020, a number of major
e-sports
tournaments and game events have been canceled, delayed, shifted to online-only format or otherwise disrupted. For example, competitions of League of Legends Pro League Spring 2020 in China were rescheduled and the related marketing plans rearranged. Consequently, our broadcasting and business plans in connection with these tournaments were also disrupted, and we incurred additional managerial, operational and financial resources to make necessary accommodations. The outbreak became largely under control in China in the latter half of 2020, but starting from the fourth quarter of 2020 and extending to the first quarter of 2021, new instances of
COVID-19
infections emerged in various regions of China, and varying levels of travel restrictions have been reinstated. Since 2021, there has been a resurgence of
COVID-19
cases caused by new variants such as Delta and Omicron, in multiple cities in China as well as across the world. The Chinese local authorities reinstated certain measures to keep
COVID-19
in check, including travel restrictions and
stay-at-home
orders, and we had to adjust various aspects of our operations. If the global spread of
COVID-19,
including the
COVID-19
Delta and Omicron variant cases, and deterioration cannot be contained, our business and results of operations may be further adversely affected. In addition, a potential resurgence of
COVID-19
may cause closure of our offices and/or those of our partners such as internet cafes or talent agencies, suspension of services such as mourning days, and travel restrictions and limits on access to public venues. We maintain corporate offices in a number of cities in China that have been severely affected by the outbreak, including Guangzhou, Beijing and Shanghai. An economic slowdown in China and globally may decrease the consumption in online entertainment, and our users’ spending on our platforms may be decreased. As a result of any of the above developments, our business, financial condition and results of operations in China and overseas markets may be further adversely affected by the
COVID-19
outbreak. The full extent to which
COVID-19
impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of
COVID-19
and the actions to contain the coronavirus or treat its impact, among others.

We are also vulnerable to natural disasters, extreme weather (including as a result of the global climate change) and other calamities. It is possible that we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, sabotages, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.
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
On April 3, 2020, Linen Investment Limited, a wholly-owned subsidiary of Tencent, exercised its option to acquire 16,523,819 Class B ordinary shares for an aggregate purchase price of US$262.6 million in cash from JOYY. On October 12, 2020, Linen Investment Limited entered into a share transfer agreement with certain affiliates of Mr. Rongjie Dong to purchase an additional 1,970,804 Class B ordinary shares, which agreement was terminated on July 12, 2021 concurrently with the termination of our proposed merger with DouYu. See “Item 4. Information on the Company – B. Termination of the Proposed Merger with DouYu.” As of March 31, 2022, Tencent held 70.1% voting power in us calculated based on our total issued and outstanding shares. Tencent’s voting power gives it the power to control over certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NYSE requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.
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
JOYY is a leading global social media company, and our game live streaming business has benefited from its experience, resources and influence in the live streaming industry and technological know-how.
Although we have entered into a series of agreements with JOYY including a business cooperation agreement and agreements with respect to certain parts of our operations, such as premises lease and patent license, due to the fact that we are no longer consolidated by JOYY and changes in JOYY’s business strategies, the level of our cooperation with JOYY and our benefits from such cooperation declined in 2021. Going forward, if the level of our cooperation with JOYY continues to decline or if such cooperation ceases altogether, including as a result of the expiry and non-renewal
of our agreements with JOYY, our business and results of operations may be adversely affected.
We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
We are a “controlled company” as defined under the NYSE Listed Company Manual because Tencent owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and have relied on, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors, an exemption from the rule that we have to establish a nominating committee composed entirely of independent directors and an exemption from the rule that we have to establish a compensation committee that is composed entirely of independent directors. We may choose to rely on additional exemptions available to controlled companies in the future, including without limitation appointing non-independent
directors to one or more board committees, to the extent permitted by relevant laws and regulations. For example, our compensation committee and our nominating committee are not composed entirely of independent directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.” As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
Risks Related to Our Corporate Structure
If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations.
Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content. Specifically, foreign ownership of an internet content provider may not exceed 50%. We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and Guangzhou Huya Technology Co., Ltd., or Huya Technology, our wholly owned PRC subsidiary, is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our business in China through the variable interest entity, Guangzhou Huya, and its subsidiaries, based on a series of contractual arrangements by and among Huya Technology, Guangzhou Huya and its shareholders. As a result of these contractual arrangements, we exert control over the variable interest entity and its subsidiaries and consolidate or combine their operating results in our financial statements under U.S. GAAP. The variable interest entity holds the licenses, approvals and key assets that are essential for our business operations.
In addition, in 2009, the GAPP and other government authorities have issued the Notice on Further Strengthening the Administration of
Pre-examination
and Approval of Online Games and the Examination and Approval of Imported Online Games, or Circular 13, which prohibits the foreign investors to invest in online game-operating business in China, including by way of variable interest entity structural similar to the one we adopted. See “Item 4. Information on the Company—C. Business Overview—Government Regulations—Regulations relating to Foreign Ownership Restrictions.” We are not an online game operating business subject to such prohibition, nor are we aware of any companies that have adopted a corporate structure that is the same as or similar to ours having been penalized or terminated due to such prohibition. However, if the government deems otherwise, and if we, our PRC subsidiary or the variable interest entity are found to be in violation of the prohibition under Circular 13, the GAPP, in conjunction with the relevant regulatory authorities in charge, may impose applicable penalties, which in the most serious cases may include suspension or revocation of relevant licenses and registrations.

Investors in our ADSs are not purchasing equity interest in the variable interest entity in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the VIE which contributed to 96.0% of our revenues in 2021. Our holding company in the Cayman Islands, the variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entity and, consequently, significantly affect the financial performance of the variable interest entity and our company as a group.
In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, based on its understanding of the relevant PRC laws and regulations, each of the contracts among our PRC subsidiary, the variable interest entity and its shareholders is valid, binding and enforceable in accordance with its terms. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government will not take a view contrary to the opinion of our PRC legal counsel. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among Huya Technology, Guangzhou Huya and its shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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
The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct the business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the variable interest entity and its subsidiaries or the right to receive their economic benefits, we would no longer be able to consolidate the variable interest entity and its subsidiaries. We do not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, Huya Technology, Guangzhou Huya and its subsidiaries.

We rely on contractual arrangements with the PRC variable interest entity and its shareholders for the operation of our business, which may not be as effective as direct ownership. If the PRC variable interest entity and its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.
Because of PRC restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with the PRC variable interest entity in which we have no ownership interest to conduct our business. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Guangzhou Huya” for more details about these contractual arrangements. However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, the PRC variable interest entity and its shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of the PRC variable interest entity with direct ownership, we would be able to exercise our rights as shareholders to effect changes to its board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, if the PRC variable interest entity or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. All of these contractual arrangements are governed by and interpreted in accordance with PRC law. Disputes arising from these contractual arrangements between us and the variable interest entities will be resolved through arbitration in China, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal framework and system in China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce these contractual arrangements and exert effective control over the variable interest entity. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”
The shareholders of the VIE may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.
What is in the best interests of the variable interest entity may not be in the best interests of our company. We cannot assure you that when conflicts of interest arise, the nominee shareholders of the variable interest entity will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, the nominee shareholders of the variable interest entity may breach or cause Guangzhou Huya and its respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address such potential conflicts of interest; provided that we could, at all times, exercise our option under the exclusive option agreement to cause the nominee shareholders to transfer all of their equity ownership in Guangzhou Huya to a PRC entity or individual designated by us, and this new shareholder of Guangzhou Huya could then appoint a new director of Guangzhou Huya to replace the existing directors. In addition, if such conflicts of interest arise, Huya Technology, our wholly owned PRC subsidiary, could also, in the capacity of attorney-in-fact
for the nominee shareholders as provided under the relevant powers of attorney, directly appoint a new director of Guangzhou Huya. We rely on the nominee shareholders to comply with the laws of China, which protect our contractual rights and provide that a director owes a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their position for personal gains. If we cannot resolve any conflicts of interest or disputes between us and the nominee shareholders of the variable interest entity, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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
As of March 31, 2022, our controlling shareholder Tencent held 70.1% voting power in us calculated based on our total issued and outstanding shares. In addition, the shareholder of the variable interest entity, Guangzhou Huya, is Linzhi Tencent Technology Co., Ltd., or Linzhi Tencent, which owns 100% of the equity interests in Guangzhou Huya.
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
We may lose the ability to use and enjoy assets held by the PRC variable interest entity that are important to the operation of our business if such entity goes bankrupt or become subject to a dissolution or liquidation proceeding.
As part of our contractual arrangements with the PRC variable interest entity, Guangzhou Huya holds certain assets, such as patents for the proprietary technology that are essential to the operations of our platform and important to the operation of our business. If Guangzhou Huya goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the variable interest entity undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our ability to enforce the equity pledge agreements between us and the PRC variable interest entity’s shareholders may be subject to limitations based on PRC laws and regulations.
Pursuant to the equity interest pledge agreements between Guangzhou Huya, the variable interest entity, and Huya Technology, our wholly-owned PRC subsidiary, and the shareholders of Guangzhou Huya, each shareholder of Guangzhou Huya agrees to pledge its equity interests in Guangzhou Huya to our subsidiary to secure Guangzhou Huya’s performance of its obligations under the relevant contractual arrangements. The equity interest pledges of shareholders of variable interest entity under these equity pledge agreements have been registered with the relevant local branch of the SAMR. In addition, in the registration forms of the local branch of SAMR for the pledges over the equity interests under the equity interest pledge agreements, the aggregate amount of registered equity interests pledged to Huya Technology represents 100% of the registered capital of Guangzhou Huya. The equity interest pledge agreements with the VIE’s shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of that variable interest entity. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.
Our contractual arrangements with the PRC variable interest entity may result in adverse tax consequences to us.
As a result of our corporate structure and the contractual arrangements among our PRC subsidiary, the PRC variable interest entity and its shareholders, we are effectively subject to PRC turnover tax on revenues generated by our subsidiaries from our contractual arrangements with the PRC variable interest entity. Such tax generally includes the PRC value-added tax, or the VAT, primarily at a rate of 6% along with related surcharges. The applicable turnover tax is determined by the nature of the transaction generating the revenues subject to taxation. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and the PRC variable interest entity were not on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that the PRC variable interest entity adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by the PRC variable interest entity and thereby increasing its entities’ tax liabilities, which could subject the VIE to late payment fees and other penalties for the underpayment of taxes. Our financial results may be materially and adversely affected if the PRC variable interest entity’s tax liabilities increase or if it becomes subject to late payment fees or other penalties.
Risks Related to Doing Business in China
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.
The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.
We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and social goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation, and our ADSs may decline in value or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
Substantially all of our assets and operations are located in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from China.

The PRC government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and results of operations, lead to reduction in demand for our services and adversely affect our competitive position.
Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.
The PRC legal system is based on written statutes where prior court decisions have limited value as precedents. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties. Our PRC subsidiary, Huya Technology, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.
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
The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administrative Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, (Draft for Comments), or the Draft Filing Measures, both of which were open for public comments until January 23, 2022. Under these draft new rules, a filing-based regulatory system will be applied to “indirect overseas offering and listing” of PRC domestic companies, which refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. It is still uncertain when the final versions of these new provisions and measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. Assuming the Draft Administration Regulations and the Draft Filing Measures become effective in their current forms, any of our offering and listing in an overseas market in future may be subject to the filing with the CSRC. If it is determined that any approval, filing or other administrative procedure from the CSRC or other PRC governmental authorities is required for any future offering or listing, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we may face sanctions by the CSRC or other PRC regulatory agencies, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.
Regulation and censorship of information disseminated over the mobile and internet in China may adversely affect our business and subject us to liability for content streamed or posted on our platform.
Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. In 2018, 2019, 2020, 2021 and 2022 the Chinese regulatory authorities conducted the “Clean Up the Internet” campaign on a yearly basis, aiming to eliminate pornographic information and content in the Internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. During the campaigns, relevant government authorities have taken various measures such as shutting down websites, removing links, closing accounts, seizing publications and closing down mobile apps that contain illegal, harmful or obscene information.
In March 2018, the PRC government issued a notice to further regulate the transmission of internet audio-visual programs. Due to the lack of clarification and detailed implementation rules, it is unclear to us how this notice would be applicable to the content posted on our platform by our users. Given the uncertainty in the interpretation and implementation of this notice, we may be required to subsequently implement further content monitoring measures, which could materially and adversely affect our business, financial condition and results of operations. For further information regarding this notice, see “Item 4. Information on the Company—C. Business Overview—Government Regulations—Regulations Related to Online Transmission of Audio-Visual Programs.”

We endeavor to eliminate illicit content from our platform. We have made substantial investments in resources to monitor content that users post on our platform and the way in which our users engage with each other through our platform. We use a variety of methods to ensure our platform remains a healthy and positive experience for our users. See “Item 4. Information on the Company—C. Business Overview—Content Moderation.” In response to the above-mentioned campaigns, we adopted various measures to prevent the dissemination of gambling, pornographic and other illicit information. Although we employ these methods to filter content posted by our users, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant
with PRC law and regulations. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, suspension or revocation of our licenses to operate in China or a ban on our platform, including closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit content on our platform. Although our business and operations have not been materially and adversely affected by government campaigns or any other regulatory actions in the past, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users and customers, our revenues and results of operation may be materially and adversely affected and the value of our ADSs could be dramatically reduced.
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
The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

•
We only have contractual control over our platform. Guangzhou Huya, the PRC variable interest entity, owns our platform due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet content provision services. If Guangzhou Huya breaches its contractual arrangements with us and no longer remains under our control, this may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•
There are uncertainties relating to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations and its implementation in actual practice. Permits, licenses or operations at some of our subsidiaries and PRC variable interest entity levels may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “Risks Related to Our Business and Our Industry—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected,” “Item 4. Information on the Company—C. Business Overview—Government Regulations—Internet Information Services,” “Item 4. Information on the Company—C. Business Overview—Government Regulations—Internet Publication and Cultural Products,” “Item 4. Information on the Company—C. Business Overview—Government Regulations—Online Music and Entertainment” and “Item 4. Information on the Company—C. Business Overview—Government Regulations—Online Transmission of Audio-Visual Programs.” In addition, if we were required to implement real-name registration system on our platform with stricter and higher standards, we may lose large numbers of registered user accounts for various reasons, because users may no longer maintain multiple accounts and users who dislike giving out their private information may cease to use our products and services altogether.

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
On August 31, 2018, the Standing Committee of the National People’s Congress of China issued the
E-commerce
Law, which came into effect on January 1, 2019. Pursuant to the
E-commerce
Law, operators of
e-commerce
platforms shall verify and register the basic information of
e-commerce
operators on their platforms, including the identity, address, contact and administrative license, and establish archives with regular updates for such information. It further provides that operators of
e-commerce
platforms shall submit information on the identification of
e-commerce
operators to department for market regulation, and submit
e-commerce
operators’ identification information and other information relating to tax payment to tax authority. Additionally, operators of
e-commerce
platforms shall record and save information released on their platform about commodities and services, and report to competent authorities, if such information show that
e-commerce
operators have failed to obtain the administrative license when they are subject to the relevant administrative approval, or commodities sold or services offered by
e-commerce
operators are found to be in violation of certain requirements to safeguard personal safety, property security and the requirements on environmental protection, or to be prohibited by laws and administrative regulations. The
E-commerce
Law establishes obligations to protect consumers for operators of
e-commerce
platforms, such as obligations to protect consumers’ personal information and record information of deals concluded on their platforms, obligations to refund guarantee deposits to consumers in a timely manner and obligations to noticeably label commodities or services ranked under competitive bidding with the word “Advertisement.”
E-commerce
operators shall not conduct false or misleading commercial publicity by fabricating transactions, making up user reviews or any other means, to cheat or mislead consumers.
E-commerce
platform operators shall not delete consumers’ ratings of commodities sold or services provided on the platform. We have carried out compliance work in accordance with these regulatory requirements. However, there are substantial uncertainties with respect to the interpretation and implementation of the
E-commerce
Law and how it may impact our business operations. We cannot guarantee that the compliance measures we have taken are fully consistent with the interpretation of regulators, and there is a risk that the company will be punished by those regulators because of any non-compliance
activities.
In conducting anti-monopoly and competition laws and regulations related scrutiny or action, governmental agencies and regulators may, among other things, prohibit future acquisitions, divestitures, or combinations we plan to make, impose significant fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify our operations. On July 10, 2021, the SAMR decided to prohibit our proposed merger with DouYu following its antitrust review, as a result of which the proposed merger was terminated. The anti-monopoly regulators may also issue implementation rules or guidelines from time to time to reinforce their regulation on certain industrial sectors. For instance, on February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day, aiming at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Guideline intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related merchants and service providers on online platforms, i.e. unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data
driven tailored pricing through their online behavior to eliminate or limit market competition. As of the date of this document, other than the SMAR’s decision to prohibit our proposed merger with DouYu, we have not been subject to any regulatory actions or investigations in connection with anti-monopoly and we do not expect that the Guideline will have a material impact on our business. However, as the Guideline is newly enacted, there remains uncertainties as to how the Guideline will be implemented, and we cannot assure you that the governmental authorities will not take an opposite opinion. Any failure or perceived failure by us to comply with the Guideline and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

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
In addition to the advertisements that were placed by the advertising agencies or advertisers we directly cooperate with, our platform also displays side-bar
advertisements placed by broadcasters on their own streaming channels and offers native advertisements in cooperation with broadcasters. While we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have a material adverse effect on our business, financial condition, results of operations and prospects.
Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.
Under the PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the PRC State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011 and was amended in June 2015, June 2016 and June 2018, to provide more guidance on the implementation of SAT Circular 82.

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
Resident Enterprises, issued by the SAT on February 3, 2015, or SAT Circular 7, an “indirect transfer” of assets of a PRC resident enterprise, including a transfer of equity interests in a non-PRC
holding company of a PRC resident enterprise, by
non-PRC
resident enterprises may be
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
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress effective 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by SAMR before they can be completed. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the National Development and Reform Commission, or the NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

On July 10, 2021, the SAMR decided to prohibit our proposed merger with DouYu following its antitrust review. Accordingly, on July 12, 2021, the proposed merger was terminated. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including clearing SAMR antitrust review and obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that it is unlikely that our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.
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
We are an offshore holding company conducting our operations in China through our PRC subsidiary, the variable interest entity and its subsidiaries. We may make loans to our PRC subsidiary, the variable interest entity and its subsidiaries, or we may make additional capital contributions to our PRC subsidiary.
Any loans by us to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the competent local counterpart of SAFE, or filed with SAFE in its information system. We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be filed with the Ministry of Commerce of the PRC, or MOFCOM, and the SAMR, or their local counterparts. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the VIE and the VIE’s subsidiaries, which are PRC domestic companies. Further, we are not likely to finance the activities of the VIE and the VIE’s subsidiaries by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet content services.
Pursuant to the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19 which became effective on June 1, 2015 and the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16 which was promulgated in June 2016, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the
“conversion-at-will”
system for foreign currency settlement. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. According to SAFE Circular 19 and SAFE Circular 16, such Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, it is still not clear whether foreign-invested enterprises like our PRC subsidiaries are allowed to extend intercompany loans to the VIE and the VIE’s subsidiaries. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross- Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. As the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice. See “Item 4. Information on the Company—C. Business Overview—Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution.”
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
Our PRC subsidiaries and PRC variable interest entity are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.
We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiary which in turn relies on consulting and other fees paid by the PRC variable interest entity for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated after-tax
profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiary is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2021, we made appropriations of RMB122.4 million (US$19.2 million) to statutory reserves. Furthermore, if our PRC subsidiary, the variable interest entity and its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident
enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident
enterprises are incorporated. As of December 31, 2021, the undistributed earnings and reserves of our subsidiaries and consolidated affiliated entities located in the PRC are considered to be indefinitely reinvested, because we do not have any present plan to pay cash dividends on our common shares in the foreseeable future and intends to retain most of our available funds and any future earnings for use in the operation and expansion of our business.
Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed
companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC
residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or 2012 SAFE notices, promulgated by the SAFE in 2012. Pursuant to the 2012 SAFE notices, PRC citizens and non-PRC
citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations when our company became an overseas listed company. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—C. Business Overview—Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution—Stock Option Rules.”
The SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—C. Business Overview—Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution—Stock Option Rules.”
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
Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiary, the variable interest entity and its subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiary, the variable interest entity and its subsidiaries are members of our senior management team who have signed employment agreements with us or our PRC subsidiary, the variable interest entity and its subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries and variable interest entity (including its subsidiaries). Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiary, the variable interest entity or its subsidiaries, we or our PRC subsidiary, the variable interest entity and its subsidiaries would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.
Our leased property interest may be defective and our right to lease the properties affected by such defects challenged, which could cause significant disruption to our business.
Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We presently lease nine premises in China, and the landlords of these premises have not completed the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.
Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.
There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China and as a result of the conflict between Ukraine and Russia and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the “Phase One” agreement was signed between the United States and China on trade matters, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. The situation is further complicated by the political tensions between the United States and China that escalated during the
COVID-19
pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation and sanctions and restrictions imposed by the U.S. government on Chinese companies and citizens. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the MOFCOM published Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures on January 9, 2021, which applies to cases where the extraterritorial application of foreign laws and measures violates international law and basic norms of international relations, and improperly prohibits or restricts PRC citizens, legal persons or other organizations from conducting normal economic, trade and related activities with third countries (regions) and their citizens, legal persons or other organizations. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition, and results of operations.

We have an international business and may expand our global footprint in the future. Any rising trade and political tensions or unfavorable government policies on international trade and Chinese companies could impact our competitive position or hinder our commercial activities in certain countries. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.
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
The trading price of our ADSs has been volatile. The trading price of our ADSs could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our ADSs, regardless of our operating performance. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow and operating metrics;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new product and service offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	regulatory developments affecting us or our industry;

•	our controlling shareholder’s business performance and the trading price of its stock;

•	detrimental adverse publicity about us, our shareholders, affiliates, directors, officers or employees, our content offerings, our business model, our services or our industry;

•	additions or departures of key personnel; and

•	potential litigation or regulatory investigations.
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
As of March 31, 2022, Tencent and JOYY, our major shareholders, beneficially owned 74.1% and 25.4% of our issued and outstanding Class B ordinary shares, respectively, which constituted 47.0% and 16.1%, respectively, of our total issued and outstanding share capital, and 70.1% and 24.0%, respectively of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.
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
We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2021, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.
We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (generally as determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the variable interest entity (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.
Based upon the nature and composition of our assets (in particular the retention of a substantial amount of cash, deposits, and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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
The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price of or trading volume for our ADSs to decline.
Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.
We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. The cash dividend that we approved in connection with the proposed merger with DouYu was cancelled along with the termination of the proposed merger. We do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.
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
As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares representing your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares representing your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares representing your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our fourth amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, you may not receive sufficient advance notice enable you to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares prior to the record date of the general meeting to allow you to vote with respect to any specific matter. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will use its best endeavors to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.
Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.
Under the deposit agreement for the ADSs, if you do not timely and properly give voting instructions to the depository as to how to vote the underlying Class A ordinary shares represented by your ADSs, the depositary will give us or our nominee a discretionary proxy to vote the underlying Class A ordinary shares represented by your ADSs at shareholders’ meetings unless:

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
The effect of this discretionary proxy is that if you do not timely and properly give voting instructions to the depository as to how to vote the underlying Class A ordinary shares represented by your ADSs at shareholders’ meetings, you cannot prevent such underlying Class A ordinary shares represented by your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

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
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for the memorandum and articles of association, the register of mortgages and charges and special resolutions of shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.
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
We adopted our stock incentive plan, or the 2017 Share Incentive Plan, in July 2017, for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We adopted an amended and restated 2017 share incentive plan in March 2018, or the Amended and Restated 2017 Plan. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. Under the Amended and Restated 2017 Plan, we are authorized to grant options to purchase Class A ordinary shares of our company and restricted share units to receive Class A ordinary shares. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2017 Plan is 28,394,117. As of March 31, 2022, options to purchase 250,315 Class A ordinary shares have been granted and are outstanding, and 6,798,774 restricted share units have been granted and are outstanding under the Amended and Restated 2017 Plan.
We adopted a 2021 share incentive plan, or the 2021 Plan, effective on June 22, 2021. We may only grant restricted share units pursuant to the 2021 Plan. Under the 2021 Plan, the maximum aggregate number of shares of the Company available for grant of awards is 3,530,111 Class A ordinary shares. As of March 31, 2022, 1,121,716 restricted share units have been granted and are outstanding under the 2021 Plan.
For the fiscal year ended 2021, we recorded share-based compensation of RMB289.7 million (US$45.5 million), related to the Amended and Restated 2017 Plan and the 2021 Plan.
On April 3, 2020, Linen Investment Limited exercised its option to acquire 16,523,819 Class B ordinary shares from JOYY and became our controlling shareholder. Pursuant to the 2017 Share Incentive Plan and option agreements with grantees, all of the share options shall be deemed vested and exercisable immediately in the event of a change of control, regardless of the vesting schedule. Accordingly, upon the aforementioned share transfer, options to purchase 8,343,527 Class A ordinary shares were deemed vested and exercisable immediately, and share-based compensation expense of RMB57.7 million was immediately recognized.
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

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

•	certain audit committee independence requirements in Rule10A-3 of the Exchange Act.
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
As an exempted company incorporated in the Cayman Islands that is listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We follow home country practice and have a two-member
audit committee, in lieu of the requirement of NYSE Listed Company Manual Section 303A.07 to have an audit committee with at least three members. Additionally, Section 303A.08 of the NYSE Listed Company Manual requires that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. We have followed our home country practice in this regard and did not seek shareholders’ approval when we approved the 2021 Plan, effective on June 22, 2021. Furthermore, Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual. We may also rely on other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 4.	INFORMATION ON THE COMPANY
A. History and Development of the Company
Our Huya platform was launched in 2014, as a game live streaming business unit of JOYY. In August 2016, Guangzhou Huya, the variable interest entity, was established. JOYY controlled Guangzhou Huya through a set of contractual arrangements. As of December 31, 2016, JOYY completed the transfer of all assets, including trademarks, domain names, business contracts and tangible assets, relating to our business from JOYY to Guangzhou Huya, or our carve-out
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
On October 12, 2020, we entered into a merger agreement with DouYu and other parties thereto, or the Merger Agreement. On July 12, 2021, following the SAMR’s decision to prohibit our proposed merger with DouYu, the Merger Agreement and the related transaction agreements were terminated. See “—B. Termination of the Proposed Merger with DouYu.”
We are a holding company and we currently conduct our business in China mainly through Huya Technology and its subsidiary, Hainan Huya Entertainment Information Technology Co., Ltd., or Hainan Huya, and the variable interest entity, Guangzhou Huya, and its subsidiaries. See “Item 3. Key Information—D. Risk Factors-Risks Related to Our Corporate Structure.” We rely principally on dividends and other distributions from Huya Technology and service fee income from Guangzhou Huya for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Guangzhou Huya holds an ICP License and other permits that are necessary for operating our business in China.
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
SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website
https://ir.huya.com.
The information contained on our website is not a part of this annual report.
B. Termination of the Proposed Merger with DouYu
On October 12, 2020, we entered into the Merger Agreement with DouYu, Tiger Company Ltd., a newly formed company with limited liability incorporated under the laws of the Cayman Islands and our direct wholly owned subsidiary, and, solely for the limited purposes set forth therein, Nectarine Investment Limited, a wholly owned subsidiary of Tencent. Pursuant to the Merger Agreement, we were going to acquire all the outstanding shares of DouYu, including ordinary shares represented by American depositary shares, through a stock-for-stock
merger.
On July 10, 2021, the SAMR decided to prohibit the proposed merger following its antitrust review. On July 12, 2021, we, Tiger Company Ltd., DouYu, and Nectarine Investment Limited entered into a termination agreement, pursuant to which the Merger Agreement, including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby or entered pursuant thereto, were terminated with immediate effect.
C. Business Overview
We are a leading game live streaming platform in China. Leveraging our advantages as a pioneer and leader in the game live streaming market in China, we have successfully emerged as one of the leading content-centric platforms with powerful content development capabilities. Our commitment to providing strong support and resources to broadcasters and talent agencies allows us to offer high-quality content from diversified sources. Through close cooperation with
e-sports
tournament and game event organizers, as well as major game developers and publishers, we have developed
e-sports
live streaming as one of the most popular content genres on our platform. In addition to rich content in game and
e-sports
genres, we also offer
non-game
entertainment content, such as talent shows, anime, outdoor activities, live chats, and online theater. Having high-quality content from numerous sources and in different genres enables us to continuously provide users with superior experience and enhance user stickiness to our platform. Building on our success in China, we have started our operations overseas since May 2018 mainly through Nimo TV, our game live streaming platform for overseas markets.

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
Our Users
Our user base consists mainly of the young generation, who are generally more open-minded and tech-savvy, with an interest in games and other forms of entertainment. As we have gradually expanded and enriched our content offerings, we have been able to expand our user base. The average mobile MAUs of Huya Live in the fourth quarter of 2021 reached 85.4 million, compared to 79.5 million in the fourth quarter of 2020.
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
Some of our live streaming content are also available across various Tencent products, such as WeGame, WeChat Game Center, QQ Mobile Game Center, and League of Legends, etc. The average monthly active users who watched our live streaming content from those Tencent’s products are not counted in our reported mobile MAUs of Huya Live.
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
Games
Live streaming of game content, such as gameplay,
e-sports
tournaments and game events, has attracted a large number of users on our platform. Leveraging our close relationship with game developers and publishers as well as popular game broadcasters,
e-sports
leagues and players, we are able to consistently offer high-quality and engaging game live streams to our users. We actively track viewership growth and community feedback with respect to new game titles to identify trending games and allocate our broadcaster resources accordingly ahead of emerging surge in demand of such game content. In 2021, our broadcasters had a total of 154.2 million streaming hours of game content on our platform. Among the game titles streamed on our platform, King of Glory, League of Legends and PeaceKeeper Elite, all being
e-sports
games, were the three most watched in terms of total viewing time in 2021. We closely cooperate with
e-sports
tournament and game event organizers, game developers and game publishers to identify trending
e-sports
competitions and secure live streaming rights of matches and tournaments favored by our community. For example, in April 2021, we acquired the exclusive broadcasting rights in China for
League of Legends Pro League
from 2021 to 2025. In November 2021, we reached an agreement with ESL Gaming and acquired the exclusive media rights in China for
ESL’s Dota 2
and
ESL Mobile
ecosystems, as well as
ESL Pro Tour for CS:GO and StarCraft
®
II
from 2022 to 2023. Securing the broadcasting rights for these major
e-sports
tournaments further demonstrates our platform’s brand value and influence in China’s
e-sports
industry. We provided live streaming services for over approximately 380 third-party
e-sports
tournaments and game events in 2021, over some of which we have also obtained exclusive broadcasting rights. We also continued to proactively produce our self-organized
e-sports
tournaments and game events that further complement the viewing experiences of game enthusiasts.
Huya
All-Star
Cup
, a Peacekeeper Elite tournament, and
Huya Mobile Game Arena
, a comprehensive mobile game events, and
Huya Zhanshen Cup
, a tournament for League of Legends: Wild Rift are among the most popular self-produced
e-sports
tournaments and game events in 2021.
Other Entertainment Content
To accommodate our users’ diverse interests, we also offer a wide spectrum of other entertainment content, such as talent shows, anime, outdoor activities, live chats, and online theater. In 2021, our broadcasters had a total of 45.6 million streaming hours of such other entertainment content on our platform. We will continue to diversify our content offerings to provide a one-stop
live streaming entertainment platform for our users in order to enhance their stickiness and deepen their ongoing engagement.
Besides, we also continued to offer our own original content produced in-house
or in collaboration with quality third-party partners. In 2021, we produced a number of popular shows such as
Godlie
, a long-standing Werewolf game show,
Huya Kungfu Carnival
, a mixed martial arts competition, and
God Player
, a live action role playing show, which helped us attract new users on a broader scale and increased user engagement.
In 2021, we live streamed approximately 170 self-produced
e-sports
tournaments and game events, and original entertainment shows.
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
We generally manage our broadcasters through cooperation with talent agencies. Talent agencies are involved in every step of the broadcaster development process—from recruitment and live streaming training, to promotion strategies. We provide guidance on content monitoring, compliance and corporate governance training to talent agencies to improve their management efficiency and quality and ensure their healthy development. We also have a series of rules, guidelines and policies in place to regulate and manage talent agencies that cooperate with us. Talent agencies are required to provide ongoing compliance trainings to broadcasters under their management as well as monitor and review relevant streams. Talent agency can join our platform by registering with us online. Certain talent agencies with the capacity to produce a large volume of high-quality content and manage a considerable pool of talent may be recognized as platinum talent agencies upon our thorough assessment of their qualifications and broadcaster portfolios. We provide platinum talent agencies with additional resources to promote and develop their broadcasters. As of December 31, 2021, we had over 2,300 platinum talent agencies that managed over 563,000 broadcasters on our platform.
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

We also expanded our platform to serve overseas users in 2018. In May 2018, we launched Nimo TV that operates game live streaming in overseas markets. Users and broadcasters overseas primarily access our platform through our “
Nimo TV
”
mobile app or our websites “
www.nimo.tv
”.
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
Content exploring and recommendation.
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
Monetization
At present, we monetize our user base mainly through live streaming services and advertising services. Revenues from live streaming services are primarily generated from the sales of products and services that our users purchase on our live streaming platform. We share revenues generated on our platform with broadcasters and talent agencies. Revenues from advertising services are primarily generated from advertisements placed on our live streaming platform. In addition, we generate revenues from other monetization methods including sub-licensing
and online games.
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

Others
We also generate a portion of our revenues from
sub-licensing
certain licensed
e-sports
content. We purchase broadcasting rights of
e-sports
tournaments and game events from
e-sports
content providers, and some of the licensed content permits
sub-licensing
to other live streaming platforms.
In addition, we develop and operate certain mobile games jointly with third-party distribution platforms, and game related apps. Our users access those games through our platform and purchase in-game
virtual items that enhance their playing experience.
Content Moderation
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
Intellectual Property
We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of March 31, 2022, we have registered 469 patents in China, and have applied for 1,391 additional patents with the PRC State Intellectual Property Office and 75 additional patents under the patent cooperation treaty. In China, it generally takes up to one year for the Patent Office under the State Intellectual Property Office to review, and approve or deny applications of patents in the category of utility model or design and two to five years in the category of invention. See “Item 4. Information on the Company—C. Business Overview—Government Regulations— Intellectual Property Rights—Patents.”

We have registered 200 software copyrights and 74 copyrights of artworks with the PRC National Copyright Administration. We have 218 registered domain names, including huya.com. As of March 31, 2022, we have 779 registered trademarks in China (including Hong Kong, Macao and Taiwan) and 198 registered trademarks overseas, including our “Huya”, “虎牙” and “虎牙直播” trademarks, and are in the process to register additional 275 trademarks.
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
Competition
As a leading player in China’s online live streaming market, we face competition from providers of similar services, such as DouYu, and other online entertainment platforms, such as Bilibili and Kuaishou. Online live streaming platforms that focus on games content compete directly with us for users and broadcasters. In addition, we compete with other large video streaming platforms, social media platforms and other platforms offering online entertainment. Some of our competitors may have longer operating histories, significantly larger user bases, more established brand names, broader product or service offerings, significantly greater financial, technical and marketing resources than we do or have long-term strategic relationships with game developers or publishers, and in turn may have an advantage in attracting and retaining users, broadcasters, talent agencies, advertisers and other business partners. We believe that our ability to compete effectively for users depends upon many factors, including the variety of our content, user experience on our platform, retention of key broadcasters, effectiveness of content monitoring and review, our relationship with business partners, our marketing efforts and reputation of our brands.
In addition, we face significant competition for highly skilled personnel, including management, engineers, product managers and content management personnel. The success of our business strategy depends in part on our ability to retain our existing personnel and add additional highly skilled employees.

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

On December 27, 2021, the NDRC and the Ministry of Finance, or the MOF, jointly issued the Negative List, effective from January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. According to the public responses of relevant officials from the NDRC and the MOFCOM to the reporters’ questions regarding the Negative List, no reduction shareholding percentage of foreign investor is required with respect to those existing enterprises listed overseas, the percentage of foreign shareholding of which have exceeded the stipulated threshold before the promulgation of the Negative List.
To comply with such foreign ownership restrictions, we operate our live streaming platform in China through Guangzhou Huya, the variable interest entity, which is owned by Linzhi Tencent Technology Co., Ltd. We gained control and became the sole beneficiary of Guangzhou Huya through a series of contractual arrangements between Huya Technology, Guangzhou Huya and Guangzhou Huya’s shareholders. Moreover, Guangzhou Huya is the registered holder of domain names, trademarks and facilities necessary for our daily operations, which we believe is in compliance with the MIIT Circular 2006. We are advised by our PRC legal counsel, Commerce & Finance Law Offices, that based on its understanding of the current PRC laws, rules and regulations, our corporate structure complies with all existing PRC laws and regulations. However, we are further advised by our PRC legal counsel that there are substantial uncertainties with respect to interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that PRC governmental authorities would take a view consistent with the opinions of our PRC legal counsel.
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
Internet Publication and Cultural Products
On February 4, 2016, the PRC government issued the Measures for Network Publication Service Administration, or Network Publication Measures, which took effect on March 10, 2016. The Network Publication Measures introduced an internet publishing license regime for internet publications. According to the Network Publication Measures, the term “online publications” includes games, animation, audio and video readings in literature, art, science and other fields. The operation of online games is deemed an internet publication activity; therefore, an online game operator must (i) obtain an internet publishing services license so that it can directly operate its online games to the public in the PRC, or (ii) publish its online games through a qualified press entity by entering into a corporation agreement.
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
Moreover, in August 2018, pursuant to the Notice on Strengthen the Management of Live Streaming Service was jointly issued by the NOAPIP, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration, and the Cyberspace Administration of China, an internet live-streaming service provider shall fulfill ICP registration process at telecommunication authorities, and shall also apply to competent authorities for proper approvals and permits if its business involves any telecommunication service and internet news, online performances, visual or audio live broadcasts. The Notice further requires each live streaming service provider to implement real-name registration system for users, strengthen its management of internet broadcasters, establish blacklist system for internet broadcasters, integrate and enhance the monitoring and reviewing system for live broadcasting contents and the disposal measures for illegal and harmful contents. According to the Law of the PRC on the Protection of Minors (2020 Revision) which became effective on June 1, 2021, among others, live streaming service providers are not allowed to provide minors under 16 with online live streaming account registration services, and minors aged 16 or above must obtain the consent from their parents or guardians and verify the identity information before registering live streaming accounts.
Furthermore, on August 30, 2021, the NPPA issued the Circular of the National Press and Publication Administration on Further Strengthening Regulation to Effectively Prevent Online Gaming Additions among Minors, which became effective on September 1, 2021, and online game companies shall provide minors with online game services within one hour at prescribed periods, namely between 8:00 PM and 9:00 PM on Fridays, Saturdays, Sundays and public holidays. The Circular reinstates that online game companies shall strictly implement the real-name registration and login requirements for online game user accounts. All online games shall be connected to the NPPA’s real-name verification system for anti-online game addiction purpose. Online game users shall use real and valid identity information to register for game accounts and log in to online games. Online game companies shall not provide gaming services in any form (including visitor experience mode) to users who have not registered or logged in with their real names. On March 14, 2022, the CAC published a draft of proposed strengthened policies on cybersecurity for minors which prohibits live streaming service providers from providing online live streaming account registration service to minors under 16. The draft further requires live streaming service providers to establish a dynamic verification mechanism to verify the identity information of all live streaming broadcasters and users prior to accessing live streaming function, and live streaming service providers shall not provide live streaming services to those whose identity information is inconsistent with the real identity information or who are prohibited from engaging in live streaming activities in accordance with relevant PRC laws and regulations.
On April 12, 2022, the Network Audio-Visual Program Administration Department of National Radio and Television Administration and the Publication Office of the CPC Central Committee jointly issued a Notice on Strengthening the Administration of Live Streaming Games on the Online Audio-Visual Program Platforms, which requires several provincial branches of the National Press and Publication Administration and the National Radio and Television Administration to strictly control the business operation of the platforms, which include (i) strictly forbidden to disseminate illegal games, (ii) strengthen the management of the broadcast content, (iii) strengthen the guidance of the broadcasters’ behavior, (iv) forbidden to appear people who have no morality or who violate laws, (v) supervise the establishment and implement of the mechanisms for the protection of minors; and (vi) strictly implement of the classified filing system.
For detailed analysis, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—Intensified government regulations, rules or guidelines of the internet industry in China could restrict our ability to maintain or increase the level of user traffic to our platform as well as our ability to tap into other market opportunities, and negatively impact our businesses, results of operations, or financial condition.”
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
We issue different virtual currencies and prepaid tokens to users on our platforms for them to purchase various virtual items to be used in live streaming and in online game, however, our service does not constitute virtual currency transaction services because users may not transfer or trade virtual currency among themselves. See “Item 3. Key Information—D. Risk Factors-Risks Related to Doing Business in China—Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.”
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
On April 25, 2016, the PRC government promulgated and implemented the Provisions on the Management of Private Networks and Directed Streaming Audiovisual Programs and Services. According to this regulation, any entity or person engaging in the provision of content, integrated broadcast control, transmission and distribution of private networks and directional transmission of audio-visual program services shall obtain the “Permit for the Transmission of Audio-visual Programs through Information Networks.”
According to the Provisions on the Administration of Internet Audio-visual Program Services, internet audio-visual program services refer to produce, edit, integrate and provide audio-visual programs to the public via the internet, as well as provide services for uploading and distributing audiovisual programs to others. Any entity or person engaging in internet audiovisual program services shall obtain the License for Disseminating Audiovisual Programs on Information Networks issued by the radio, film and television authorities in accordance with the Provisions on the Administration of Internet Audiovisual Program Services.
The PRC Circular on Issues Concerning the Management of Direct Streaming Services for Audio-visual Programs on the Internet, promulgated on September 2, 2016, prescribed that any streaming services that stream any major political, military, economic, social, cultural and sports activities or broadcast live social activities such as cultural events and sporting events should obtain an audio-visual program license. The audio-visual programs live streaming channels operated for live webcast platform (live room) shall not be used to run news, variety, sports, interviews, comments and other audio-visual programs. However, it did not specify that live streaming of matters other than those indicated above will require a license for disseminating audiovisual programs through information networks.
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
Online Transmission of Audio-Visual Programs
On April 13, 2005, the PRC Council promulgated the Certain Decisions on the Entry of the
Non-state-owned
Capital into the Cultural Industry. On July 6, 2005, the PRC government adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. Under these provisions, non-state
owned capital and foreign investors are prohibited from engaging in the business of distributing audiovisual programs through information networks.

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the PRC government promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which took effect on January 31, 2008 and subsequently amended on August 28, 2015. Providers of internet audio-visual program services are required to obtain the Audio-Visual License issued by the NRTA, or complete certain registration procedures with the NRTA. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the NRTA.
On May 21, 2008, the PRC government issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which further set out detailed provisions concerning the application and approval process regarding the Audio-Visual License. The notice also stipulates that internet audio-visual program services providers engaging in such services prior to the promulgation of the Audio-Visual Program Provisions are able to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 31, 2009, the PRC government promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval
requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audiovisual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.
On March 17, 2010, the PRC government issued the Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, as amended on March 10, 2017, which classified internet audio-visual program services into four categories. In addition, the Notice concerning Strengthening the Administration of the Streaming Service of Online Audio-Visual Programs promulgated on September 2, 2016 emphasizes that, unless a specific license is granted, audio-visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events.
The Provisions on the Management of Private Networks and Directed Streaming Audiovisual Programs and Services apply to the radio and TV program and other audio-visual program services with targeted audience through the targeted transmission channels, such as local area network, virtual private network, internet and other information networks, and with TV and handheld electronic equipment as terminal recipients. According to the Audio-Visual Provisions, to engage in the transmission and distribution of audio-visual programs, the Audio-Visual License is required. Foreign-invested enterprises shall not engage in such business.
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

In March 2018, the PRC government issued the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Programs, which requires that, among others, audio-visual platforms shall: (i) not produce or transmit programs intended to parody or denigrate classic works, (ii) not re-edit,
re-dub,
re-caption
or otherwise ridicule classic works, radio and television programs, or original internet audio-visual programs without authorization, (iii) not transmit re-edited
programs which unfairly distort the original content, (iv) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content, (v) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions, (vi) strengthen the administration of movie trailers and prevent improper broadcasting of movie clips and trailers prior to authorized release, and (vii) strengthen the administration of sponsorship and endorsement for internet audio-visual programs. Pursuant to this notice, the provincial branches of NRTA shall have the authority to supervise radio and television stations and websites that offer audio-visual programs within its jurisdiction and require them to further improve their content management systems and implement relevant management requirements.
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
Production of Radio and Television Programs
On July 19, 2004, the PRC government issued the Regulations on the Administration of Production of Radio and Television Programs, or the Radio and TV Programs Regulations, which took effect on August 20, 2004 and amended on August 28, 2015 and October, 2018. The Radio and TV Programs Regulations require any entities engaging in the production of radio and television programs to obtain a license for such businesses from the NRTA or its provincial branches. Entities with the License for Production and Operation of Radio and TV Programs must conduct their business operations strictly in compliance with the approved scope of production and operations and these entities (except radio and TV stations) must not produce radio and TV programs regarding current political news or similar subjects.

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
Regulation on Advertising Business and Conditions on Foreign Investment
The SAMR is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business primarily include: (i) Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and amended on April 24, 2015, October 26, 2018, and April 29, 2021; (ii) Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective on December 1, 1987. According to the above regulations, companies that engage in advertising activities must obtain, from the SAMR or its local branches, a business license which specifically includes operating an advertising business in its business scope. Enterprises engaged in the advertising business with such advertising business in its business scope do not need to apply for an advertising operation license, but such enterprise cannot be a radio station, a television station, a newspaper and magazine publishing house or other any other entity otherwise specified in the relevant laws or administrative regulations. Enterprises engaged in advertising without permission may be fined, confiscated advertising revenue, or stopped advertising. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations.

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
On July 4, 2016, the PRC State Administration of Industry and Commerce, or the SAIC issued the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, which became effective on September 1, 2016. According to the Internet Advertising Measures, Internet Advertising refers to the commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or others means through websites, webpages, internet apps, or other internet media. The Internet Advertising Measures specifically sets out the following requirements: (a) advertisements must be identifiable and marked with the word “advertisement” enabling consumers to distinguish them from non-advertisement
information; (b) sponsored search results must be clearly distinguished from organic search results; (c) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; and (d) internet information service providers that do not participate in the operation of internet advertisements should stop publishing illegal advertisements if they know or should know that the advertisements are illegal.
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
Patents
The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000, 2008 and 2020 (the current effective revision became effective on June 1, 2021). A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year
term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.
According to the PRC Patent Law, if the Patent Office finds the application of an invention conforms to the legal requirements after its preliminary examination of such application documents, it shall publish the application promptly within 18 full months after the filing date. According to the Guidelines of Patent Examination that took effect on July 1, 2006, as amended in 2010, 2013, 2014, 2017, 2019 and 2020 the examination of patent shall include the preliminary examination, the substantive examination, examination of international applications entering the national phase and review. However, the above-mentioned regulations do not explicitly state how long it takes for a patent application to be approved or denied. In practice, it generally may take up to one year for the Patent Office to review and approve or deny applications of patents in the category of utility model or design and two to five years in the category of invention.

Copyright Law
The Copyright Law of the People’s Republic of China, promulgated in 1990 and amended in 2001, 2010 and 2020 (the current effective revision became effective on June 1, 2021), or the Copyright Law, and its related implementation regulations, promulgated in 2002 and amended in 2013, are the principal laws and regulations governing the copyright related matters. The amended Copyright law covers internet activities, products disseminated over the internet and software products, among the subjects entitled to copyright protections. Registration of copyright is voluntary, and it is administrated by the China Copyright Protection Center.
To further clarify some key internet copyright issues, on December 29, 2020, the PRC Supreme People’s Court promulgated the Regulation on Several Issues Concerning Applicable Laws on Trial of Civil Disputes over the Infringement of Information Network Transmission Right, or the 2020 Regulation. The 2020 Regulation took effect on January 1, 2020, and replaced the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright that was initially adopted in 2000 and subsequently amended in 2004, 2006 and 2020. Under the 2013 Regulation, where an internet information service provider work in cooperation with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, such behavior will constitute joint infringement of third parties’ information network transmission right, and the PRC court shall order such internet information service provider to assume join liability for such infringement.
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

Domain Name
In June 2019, the China Internet Network Information Center, or the CNNIC issued the Implementation Rules for Registration of National First Tier Domain Names, which became effective on June 18, 2019. On August 24, 2017, the MIIT promulgated the Measures for the Administration of Internet Domain Names, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” On November 27, 2017, the Ministry of Industry & Information Technology issued the Notice of the MIIT on Regulating the Use of Domain Names in Internet Information Services which has come into force on January 1, 2018. Internet access service providers shall verify the real identity information about the domain name registrant through the Recordation System and shall verify the status of domain names used by Internet information service providers through the Recordation System on a regular basis.
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
In December 2012, the Standing Committee of the NPC promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the NPC promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the NPC promulgated the PRC Cybersecurity Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.
On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services,
e-government
affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators.
On November 14, 2021, the CAC issued the Administrative Regulations of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Security Regulations, which provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security.
December 28, 2021, the CAC, the NDRC, the MIIT, the Ministry of Public Security, the Ministry of National Security, the Ministry of Finance, the MOFCOM, the People’s Bank of China, the SAMR, the NRTA, the CSRC, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators with personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before going to list abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk.

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
Privacy Protection
Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP service operator may not collect any user personal information or provide such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose for the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. PRC laws and regulations prohibit internet content providers from disclosing any information transmitted by users through their networks to any third parties without their authorization unless otherwise permitted by law. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. If an internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the internet content provider may be liable for damages caused to its users. In August 2015, the Standing Committee of the NPC promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crimes related to the infringement of citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the NPC promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.
Regulation of Foreign Currency Exchange and Dividend Distribution
Foreign currency exchange
The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the FEA Regulations. Certain organizations in the PRC, including foreign invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, approval of SAFE is required for capital account transactions.
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
Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the SAT in April 2009 and amended in November 2013 and December 2017 regarding the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

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
On February 3, 2015, the SAT Circular 7 superseded existing provisions in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7, which came into effect on the same day, amended on October 17, 2017 and December 29, 2017, introduces a new tax regime that is significantly different from that under Circular 698. According to the Announcement of SAT on Matters Concerning Withholding of Income Tax of
Non-resident
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

Value added tax
On January 1, 2012, SAT officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. The Pilot Program initially applied only to transportation industry and modern service industries, Pilot Industries, in Shanghai in 2011 and expanded to eight trial regions (including Beijing and Guangdong province) and nationwide progressively from August to December 2012. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services”, are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. Going forward, in Guangdong province, we will pay the pilot VAT instead of business taxes for our live streaming services, advertising activities, and for any other parts of our business that are deemed by the competent state tax authorities to be in the scope of the Pilot Industries.
On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on Including the Railway Transportation and Postal Industries in the Pilot Program of Replacing Business Tax with Value-Added Tax, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular is expanded to cover research and development and technical services, cultural and creative services, and radio, film and television services. In addition, according to the Notice on Including the Telecommunications Industry in the Pilot Program of Levying Value-added Tax in Lieu of Business Tax, which became effective on June 1, 2014, the scope of certain modern services industries under the Pilot Collection Circular is further expanded to cover the telecommunications industry. On March 23, 2016, the MOF and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax in all regions and industries. The primary applicable rate of VAT is 6% for the years ended December 31, 2019, 2020 and 2021.
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
On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administrative Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies  (Draft for Comments), or the Draft Filing Measures, both of which were open for public comments until January 23, 2022. Assuming the Draft Administration Regulations and the Draft Filing Measures become effective in their current forms, any of our further offering or listing in overseas markets may be subject to the filing with the CSRC.
For detailed analysis, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

D.	Organizational Structure
The following diagram summarizes our corporate structure chart, including our subsidiaries and the VIE, as of the date of this annual report:

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
As a result of these contractual arrangements, we have become the primary beneficiary of Guangzhou Huya, and we treat Guangzhou Huya as the variable interest entity under U.S. GAAP. We have consolidated the financial results of Guangzhou Huya and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The shareholder of Guangzhou Huya was changed from Guangzhou Huaduo and Guangzhou Qinlv Investment Consulting Co., Ltd. to Linzhi Tencent in September 2020. The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Huya Technology, the variable interest entity, Guangzhou Huya, and Linzhi Tencent.
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
On September 17, 2020, Huya Technology and Guangzhou Huya entered into an exclusive business cooperation agreement. Under the exclusive business cooperation agreement, Huya Technology has the exclusive right to provide to Guangzhou Huya technology support, business support and consulting services related to Guangzhou Huya’s business, the scope of which is to be determined by Huya Technology from time to time. Huya Technology owns the exclusive intellectual property rights created as a result of the performance of this agreement. The timing and amount of the service fee payments shall be determined at the sole discretion of Huya Technology, considering, among other things, the technical difficulty and the complexity of the services, the time needed for providing such services and the specific content and business value of the services. The term of this agreement is ten years from the execution date of this agreement and will be automatically extended for another ten years, unless otherwise agreed upon by Huya Technology and Guangzhou Huya.
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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. If the PRC government finds that the agreements that establish the structure for operating our live streaming business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services business, such as the internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of the internet industry and companies,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

E.	Property, Plants and Equipment
Our corporate headquarters is located in Guangzhou, China. As of the date of March 31, 2022, we have leased office space with an aggregate area of over 34,119 square meters, of which 22,701 square meters are in our Guangzhou headquarters and the remainder in Foshan, Beijing and other cities within and outside China. We lease certain of our office premises from JOYY, a major shareholder of ours, under operating lease agreements. Our physical servers are primarily hosted at internet data centers owned by major domestic internet data center providers. In November 2020, we entered into an agreement to obtain the usage right to a piece of land with an area of approximately 29,258 square meters in Foshan City, Guangdong Province, China, through a public auction. Our winning bid price was RMB310.2 million. We are currently developing office space on the land to accommodate future work force expansion and reduce long term operating costs and expenses. We believe that our existing facilities are generally adequate in meeting our current needs, but we expect to seek additional space as needed to accommodate future growth.

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
We are a leading game live streaming platform in China. Leveraging our advantages as a pioneer and leader in the game live streaming market in China, we have successfully emerged as one of the leading content-centric platforms with powerful content development capabilities. Our commitment to providing strong support and resources to broadcasters and talent agencies allows us to offer high-quality content from diversified sources. Through close cooperation with
e-sports
tournament and game event organizers, as well as major game developers and publishers, we have developed
e-sports
live streaming as one of the most popular content genres on our platform. In addition to rich content in game and
e-sports
genres, we also offer
non-game
entertainment content, such as talent shows, anime, outdoor activities, live chats, and online theater. Having high-quality content from numerous sources and in different genres enables us to continuously provide users with superior experience and enhance user stickiness to our platform. The average mobile MAUs of Huya Live in the fourth quarter of 2021 reached 85.4 million, compared to 79.5 million in the fourth quarter of 2020. Our management regularly monitors these operating metrics, which are important and direct performance indicators, in managing our live streaming business and in making relevant operational and production decisions.

Results of Operations
The following table sets forth a summary of our consolidated statements of comprehensive (loss) income for the years indicated, both in absolute amounts and as percentages of our total net revenues:

	For the year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Live streaming	7,976,214	95.2	10,311,624	94.5	10,186,204	1,598,438	89.7
Advertising and others	398,287	4.8	602,750	5.5	1,165,242	182,852	10.3

Total net revenues	8,374,501	100.0	10,914,374	100.0	11,351,446	1,781,290	100.0

Cost of revenues (1)	(6,892,579)	(82.3)	(8,646,308)	(79.2)	(9,751,160)	(1,530,170)	(85.9)

Gross profit	1,481,922	17.7	2,268,066	20.8	1,600,286	251,120	14.1

Operating expenses
Research and development expenses (1)	(508,714)	(6.1)	(734,261)	(6.7)	(818,882)	(128,500)	(7.2)
Sales and marketing expenses (1)	(438,396)	(5.2)	(558,012)	(5.1)	(759,507)	(119,183)	(6.7)
General and administrative expenses (1)	(352,824)	(4.2)	(445,006)	(4.1)	(326,772)	(51,278)	(2.9)

Total operating expenses	(1,299,934)	(15.5)	(1,737,279)	(15.9)	(1,905,161)	(298,961)	(16.8)

Other income	79,390	0.9	194,169	1.8	274,704	43,107	2.4

Operating income (loss)	261,378	3.1	724,956	6.7	(30,171)	(4,734)	(0.3)

	For the year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Interest and short-term investments income	304,491	3.6	313,366	2.9	247,009	38,761	2.2
Gain on fair value change of investment	—	—	2,160	0.0	44,161	6,930	0.4
Other non-operating expenses	—	—	(10,010)	(0.1)	—	—	—
Foreign currency exchange gains (losses) net	1,157	0.0	2,056	0.0	(1,480)	(232)	0.0

Income before income tax expenses	567,026	6.7	1,032,528	9.5	259,519	40,725	2.3

Income tax expenses	(96,078)	(1.1)	(176,784)	(1.6)	(55,227)	(8,666)	(0.5)

Income before share of (loss) income in equity method investments, net of income taxes	470,948	5.6	855,744	7.9	204,292	32,059	1.8

Share of (loss) income in equity method investments, net of income taxes	(2,775)	(0.0)	28,414	0.3	379,207	59,506	3.3

Net income	468,173	5.6	884,158	8.2	583,499	91,565	5.1

Note:

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cost of revenues	31,593	64,942	56,629	8,886

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Research and development expenses	86,296	150,723	135,316	21,234
Sales and marketing expenses	5,919	9,879	8,318	1,305
General and administrative expenses	157,936	182,664	89,442	14,035
Net revenues
Total net revenues increased by 30.3% from RMB8,374.5 million in 2019 to RMB10,914.4 million in 2020, and further increased by 4.0% to RMB11,351.4 million (US$1,781.3 million) in 2021.
Live streaming revenues.
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
Live streaming revenues decreased by 1.2% from RMB10,311.6 million in 2020 to RMB10,186.2 million (US$1,598.4 million) in 2021, primarily attributable to the decrease in the number of average quarterly paying users on Huya Live, which was 5.8 million in 2021. The decrease in the number of average quarterly paying users was primarily due to soft macroeconomic environment, which adversely affected the users’ willingness to pay.
Live streaming revenues increased by 29.3% from RMB7,976.2 million in 2019 to RMB10,311.6 million in 2020, primarily attributable to the increase in spending per paying user and the increase in the number of average quarterly paying users on Huya Live, which reached 6.1 million in 2020. The increase in the number of average quarterly paying users was primarily driven by our overall user growth. The increase in the average spending per paying user was primarily driven by the enrichment and enhancement of content, products and services.
Advertising and other revenues.
We generate advertising revenues primarily from sales of various forms of advertising and promotion campaigns, including (i) display advertisements in various areas of our platform, (ii) native advertisements in cooperation with broadcasters, and (iii) game events advertising and campaigns. Advertisements on our platform are generally charged on the basis of duration. We enter into advertising contracts directly with advertisers or with third-party advertising agencies. We generate a portion of revenues from sub-licensing
the licensed
e-sports
content. In addition, we also generate a small portion of revenues from sales of in-game
virtual items from certain mobile games that we developed and operated jointly with third-party distribution platforms.
Advertising and other revenues increased by 93.3% from RMB602.8 million in 2020 to RMB1,165.2 million (US$182.9 million) in 2021, primarily driven by revenues from content sub-licensing.
Advertising and other revenues increased by 51.3% from RMB398.3 million in 2019 to RMB602.8 million in 2020, primarily driven by the increasing and diversifying advertiser base, mainly attributable to strengthened recognition of Huya’s brand name in China’s online advertising market.
Cost of revenues
The following table sets forth the principal components of our cost of revenues by absolute amount and as a percentage of our total cost of revenues for the years presented.

	For the year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Revenue sharing fees and content costs	5,552,712	80.6	7,086,832	82.0	8,374,555	1,314,150	85.9
Bandwidth costs	800,827	11.6	879,172	10.2	713,672	111,991	7.3
Salaries and welfare	255,258	3.7	306,805	3.5	322,604	50,624	3.3
Payment handling costs	120,429	1.7	154,538	1.8	151,913	23,838	1.6
Share-based compensation	31,593	0.5	64,942	0.8	56,629	8,886	0.6
Others	131,760	1.9	154,019	1.7	131,787	20,681	1.3

Total cost of revenues	6,892,579	100.0	8,646,308	100.0	9,751,160	1,530,170	100.0

Revenue sharing fees and content costs.
Revenue sharing fees and content costs consist primarily of payments to broadcasters and talent agencies in accordance with our revenue-sharing arrangements, as well as content licensing and production costs.
Revenue sharing fees and content costs increased by 18.2% from RMB7,086.8 million in 2020 to RMB8,374.6 million (US$1,314.2 million) in 2021, primarily due to the increase in spending in
e-sports
and self-produced content, as well as on content creators, and the increase in revenue sharing fees in relation to certain broadcaster incentive programs. Revenue sharing fees and content costs as a percentage of our total net revenues increased from 64.9% in 2020 to 73.8% in 2021.
Revenue sharing fees and content costs increased by 27.6% from RMB5,552.7 million in 2019 to RMB7,086.8 million in 2020, primarily due to (i) an increase of 29.3 % in live streaming revenues from RMB7,976.2 million in 2019 to RMB10,311.6 million in 2020 and (ii) increase in spending in
e-sports
and self-produced content, as well as on content creators. Revenue sharing fees and content costs as a percentage of our total net revenues decreased from 66.3% in 2019 to 64.9% in 2020.
Bandwidth costs.
Bandwidth costs consist of fees and charges relating to bandwidth usage in our operations. Bandwidth costs decreased by 18.8% from RMB879.2 million in 2020 to RMB713.7 million (US$112.0 million) in 2021, primarily due to improved management in bandwidth costs and continuous technology enhancement efforts.
Bandwidth costs increased by 9.8% from RMB800.8 million in 2019 to RMB879.2 million in 2020, primarily due to an increase in bandwidth usage as a result of user base expansion, partially offset by improved management in bandwidth costs and continuous technology enhancement efforts.
Others.
Salaries and welfare consist of salaries, bonuses and other benefits for our employees involved in the operations of our platform. Payment handling costs consist primarily of channel fees charged by payment channels such as WeChat Pay and AliPay. Other costs consist primarily of share-based compensation, as well as depreciation and amortization expense.
Salaries and welfare increased by 5.1% from RMB306.8 million in 2020 to RMB322.6 million (US$50.6 million) in 2021, primarily attributable to an increase in average salary. Payment handling costs decreased by 1.7% from RMB154.5 million in 2020 to RMB151.9 million (US$23.8 million) in 2021, primarily attributable to a decrease in sales of virtual items on our platform. Share-based compensation decreased by 12.8% from RMB64.9 million in 2020 to RMB56.6 million (US$8.9 million) in 2021, primarily due to the grant of fewer share incentive awards in 2021. Other costs decreased by 14.4% from RMB154.0 million in 2020 to RMB131.8 million (US$20.7 million) in 2021, primarily due to the improvement in efficiency.

Salaries and welfare increased by 20.2% from RMB255.3 million in 2019 to RMB306.8 million in 2020, primarily attributable to an increase in employee headcount and an increase in average salary. Payment handling costs increased by 28.3% from RMB120.4 million in 2019 to RMB154.5 million in 2020, primarily attributable to an increase in sales of virtual items on our platform. Share-based compensation increased by 105.6% from RMB31.6 million in 2019 to RMB64.9 million in 2020, primarily due to the grant of additional share incentive awards in 2020. Other costs increased by 16.9% from RMB131.8 million in 2019 to RMB154.0 million in 2020, primarily due to our business expansion.
Gross profit
Our gross profit decreased by 29.4% from RMB2,268.1 million in 2020 to RMB1,600.3 million (US$251.1 million) in 2021, and our gross margin decreased from 20.8% in 2020 to 14.1% in 2021.
Our gross profit increased by 53.0% from RMB1,481.9 million in 2019 to RMB2,268.1 million in 2020, and our gross margin improved from 17.7% in 2019 to 20.8% in 2020.
Operating expenses
Operating expenses increased by 9.7% from RMB1,737.3 million in 2020 to RMB1,905.2 million (US$299.0 million) in 2021. Operating expenses increased by 33.6% from RMB1,299.9 million in 2019 to RMB1,737.3 million in 2020.
Research and development expenses.
Research and development expenses consist primarily of salaries, welfare and share-based compensation for research and development personnel.
Research and development expenses increased by 11.5% from RMB734.3 million in 2020 to RMB818.9 million (US$128.5 million) in 2021, primarily attributable to the increase in headcount and average salary of research and development personnel as well.
Research and development expenses increased by 44.3% from RMB508.7 million in 2019 to RMB734.3 million in 2020, primarily attributable to the increase in headcount and average salary of research and development personnel as well as shared-based compensation expenses.
Sales and marketing expenses.
Sales and marketing expenses consist primarily of advertising and market promotion expenses, salaries and welfare as well as shared-based compensation for sales and marketing personnel.
Sales and marketing expenses increased by 36.1% from RMB558.0 million in 2020 to RMB759.5 million (US$119.2 million) in 2021, primarily attributable to the increased marketing expenses to promote our content, products, services and brand name.
Sales and marketing expenses increased by 27.3% from RMB438.4 million in 2019 to RMB558.0 million in 2020, primarily attributable to the increased marketing expenses to promote our content, products, services and brand name, as well as increased personnel-related expenses.
General and administrative expenses.
General and administrative expenses consist primarily of salaries and welfare for management and administrative personnel, and share-based compensation expense for management and administrative personnel.
General and administrative expenses decreased by 26.6% from RMB445.0 million in 2020 to RMB326.8 million (US$51.3 million) in 2021, primarily attributable to the decrease in share-based compensation expenses.
General and administrative expenses increased by 26.1% from RMB352.8 million in 2019 to RMB445.0 million in 2020, primarily attributable to the increase in personnel-related expenses and the increased professional fees associated with the then proposed merger process with DouYu.
Other income
Our other income increased by 41.5% from RMB194.2 million in 2020 to RMB274.7 million (US$43.1 million) in 2021, primarily attributable to higher tax refunds and government subsidies.

Our other income increased by 144.6% from RMB79.4 million in 2019 to RMB194.2 million in 2020, primarily attributable to higher tax refunds and government subsidies.
Operating (loss) income
Our operating loss was RMB30.2 million (US$4.7 million) in 2021, compared with an operating income of RMB725.0 million in 2020. Our operating margin decreased from 6.6% in 2020 to a negative 0.3% in 2021.
Our operating income increased by 177.4% from RMB261.4 million in 2019 to RMB725.0 million in 2020, and our operating margin improved from 3.1% in 2019 to 6.6% in 2020.
Interest and short-term investments income
Interest and short-term investments income consist of interest earned on bank deposits, short-term wealth management products and money market funds with maturities of less than one year.
Our interest and short-term investment income decreased from RMB313.4 million in 2020 to RMB247.0 million (US$38.8 million) in 2021, primarily attributable to decreased interest rates for deposits of the funds.
Our interest and short-term investment income increased from RMB304.5 million in 2019 to RMB313.4 million in 2020, primarily attributable to interest generated from deposits of the funds acquired from our increased profitability.
Income tax expenses
Our income tax expenses decreased from RMB176.8 million in 2020 to RMB55.2 million (US$8.7 million) in 2021, mainly due to the decreased profitability of certain operating entities in the PRC. Our income tax expenses increased from RMB96.1 million in 2019 to RMB176.8 million in 2020, mainly due to the increased profitability of certain operating entities in the PRC. For details on such income tax expenses, please see Note 18(b) to our audited consolidated financial statements included elsewhere in this annual report.
Share of (loss) income in equity method investments, net of income taxes
We recorded share of gain in equity method investments, net of income taxes, of RMB379.2 million (US$59.5 million) in 2021, share of gain in equity method investments, net of income taxes, of RMB28.4 million in 2020, and share of loss in equity method investments, net of income taxes, of RMB2.8 million in 2019. The share of gain in equity method investments in 2021 was mainly attributable to the investment gain related to a disposal of equity investment in the third quarter of 2021. The share of gain in equity method investments in 2020 was mainly attributable to the subsequent adjustments for significant observable price change for our equity investee’s investment measured at fair value through earnings. For details on such share of income in equity method investments, net of income taxes, please see Note 10(iii) to our audited consolidated financial statements included elsewhere in this annual report.
Net income attributable to HUYA Inc.
We had a net income attributable to HUYA Inc. of RMB583.5 million (US$91.6 million) in 2021, as compared to a net income attributable to HUYA Inc. of RMB884.2 million in 2020.
We had a net income attributable to HUYA Inc. of RMB884.2 million in 2020, as compared to a net income attributable to HUYA Inc. of RMB468.2 million in 2019.
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
Hong Kong
Huya Limited, our subsidiary incorporated in Hong Kong, is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any withholding tax in Hong Kong. Commencing from the year of assessment of 2019, 2020 and 2021, the first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.
Singapore
HUYA PTE. LTD., our subsidiary incorporated in Singapore, is subject to 17% income tax on its assessable profit generated from its international operations.
PRC
Generally, our PRC subsidiary, the variable interest entity and its subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.
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
An entity registered in Hainan Free Trade Port (“FTP”) and operating substantially that qualifies as an “Encouraged Industrial Enterprises” (an “EIE”) is entitled to a preferential income tax rate of 15% for five years since January 1, 2020. Entities must perform a self-assessment each year to ensure they meet the criteria for qualification, pursuant to SAT Public Notice [2020] No.31 (“Circular 31”). According to Hainan Provincial Tax Bureau Public Notice [2021] No.1 (“Circular 1”), enterprises set up in Hainan FTP without any branches outside shall have substantive operations in Hainan FTP, which means that such enterprises shall maintain actual business operation, human resources, finance management as well as assets solely in Hainan FTP in order to enjoy the preferential tax rate. If an EIE fails to meet the criteria for qualification as an EIE or requirement of substantive operations in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year and must instead use the regular 25% EIT rate.
Our PRC entities provided for enterprise income tax are as follows:

•	Huya Technology was qualified as a Software Enterprise, and enjoyed the zero preferential tax rate starting from 2017 and 12.5% preferential tax rate from 2019 to 2021.

•
Guangzhou Huya applied for the HNTE qualification and obtained approval in November 2018. It is entitled to enjoy the preferential tax rate of 15% as an HNTE for three years starting from 2018, and we have renewed the HNTE qualification in 2021.

•
Hainan Huya Entertainment Information Technology Co., Ltd., who enterprises in encouraged industries registered in the Hainan Free Trade Port and engaging in substantive operations, entitled to enjoy the preferential tax rate of 15% for five years starting from 2020 pursuant to Cai Shui [2020] No. 31.

•	Most of the remaining PRC subsidiaries and VIEs were subject to 25% EIT for the years reported.
According to the tax incentives policy promulgated by the State Tax Bureau of the PRC in 2021, the additional tax deducting amount of the qualified research and development expenses have been increased from 50% to 75%, effective from 2018 to 2023.
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
Inflation
To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.
Impact of Foreign Currency Fluctuation
See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”
Impact of Governmental Policies
See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—C. Business Overview—Government Regulations.”

B.	Liquidity and Capital Resources
Our principal sources of liquidity have been cash generated from operating activities and financing activities. In April 2019, we raised from our public offering US$313.8 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. As of December 31, 2019, 2020 and 2021, we had RMB1,113.2 million, RMB3,293.6 million and RMB1,790.8 million (US$281.0 million), respectively, in cash and cash equivalents; RMB6,743.4 million and RMB5,974.8 million and RMB8,351.9 million (US$1,310.6 million), respectively, in short-term deposits; and RMB2,219.5 million, RMB1,206.5 million and RMB816.3 million (US$128.1 million), respectively, in short-term investments. Our cash and cash equivalents consist primarily of demand deposits placed with banks. Our short-term deposits consist primarily of time deposits placed with banks with original maturities of more than three months but less than one year. Our short-term investments primarily represent structured deposits with maturities of less than one year.
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
As of December 31, 2021, majority of our cash, cash equivalents, short-term deposits and short-term investments were held by our wholly owned subsidiaries in offshore accounts. Although we consolidate the results of the variable interest entity and its subsidiaries, we only have access to the assets or earnings of the variable interest entity and its subsidiaries through our contractual arrangements with the variable interest entity and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Guangzhou Huya.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”
A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-related and service-related foreign exchange transactions.
Our PRC subsidiary may convert Renminbi amounts that it generates in its own business activities, including technical consulting and related service fees pursuant to its contracts with the variable interest entity, as well as dividends it receives from its own subsidiaries, into foreign exchange and pay them to its non-PRC
parent companies in the form of dividends. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax
profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company.
The following table sets forth a summary of our cash flows data for the years indicated.

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flows Data
Net cash provided by operating activities	1,945,414	1,239,874	327,453	51,384
Net cash (used in) /provided by investing activities	(3,684,971)	1,004,780	(1,880,320)	(295,064)
Net cash provided by financing activities	2,133,651	265,294	10,723	1,683
Net increase (decrease) in cash and cash equivalents and restricted cash	394,094	2,509,948	(1,542,144)	(241,997)
Cash and cash equivalents and restricted cash at the beginning of the year	709,019	1,114,585	3,458,462	542,708
Effect of exchange rate changes on cash and cash equivalents and restricted cash	11,472	(166,071)	(69,864)	(10,962)

Cash and cash equivalents and restricted cash at the end of the year	1,114,585	3,458,462	1,846,454	289,749

Operating Activities
Net cash provided by operating activities was RMB327.5 million (US$51.4 million) in 2021. In 2021, the difference between our net cash provided by operating activities and our net income attributable to HUYA Inc. of RMB583.5 million (US$91.6 million) was primarily due to an increase of RMB245.6 million prepayments and other receivables as a result of increases in prepayments and deposits to vendors and content providers.
Net cash provided by operating activities was RMB1,239.9 million in 2020. In 2020, the difference between our net cash provided by operating activities and our net income attributable to HUYA Inc. of RMB355.7 million was primarily due to an increase of RMB246.5 million in accrued liabilities and other current liabilities as a result of an increase in accrued revenue sharing fees and content cost.
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
Investing Activities
Net cash used in investing activities was RMB1,880.3 million (US$295.1 million) in 2021, which was primarily attributable to net cash paid for short-term deposits of RMB2,454.9 million and cash paid for long-term investments of RMB284.1 million, partially offset by net maturities of short-term investments of RMB400.0 million and cash received from disposal of equity investments of RMB554.9 million.
Net cash provided by investing activities was RMB1,004.8 million in 2020, which was primarily attributable to net maturities of short-term investment of RMB1,008.6 million, net maturities of short-term deposits of RMB484.9 million and partially offset by prepayment for purchasing of land use right of RMB310.2 million.
Net cash used in investing activities was RMB3,685.0 million in 2019, which was primarily attributable to cash paid for short-term deposits of RMB7,166.7 million and short-term investments of RMB3,706.8 million, partially offset by maturities of short-term deposits of RMB5,553.8 million and short-term investments of RMB1,808.9 million.
Financing Activities
Net cash provided by financing activities was RMB10.7 million (US$1.7 million) in 2021, which was attributable to proceeds from exercise of vested share options.

Net cash provided by financing activities was RMB265.3 million in 2020, which was attributable to proceeds from exercise of vested share options.
Net cash provided by financing activities was RMB2,133.7 million in 2019, which was primarily attributable to RMB2,110.7 million in proceeds from issuance of ordinary shares in our follow-on
public offering and RMB22.9 million in proceeds from exercise of vested share options.
Material Cash Requirements
Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, operating lease obligations and other contractual obligations and commitments.
Capital Expenditures
We made capital expenditures of RMB71.4 million and RMB428.2 million and RMB98.1 million (US$15.4 million) in 2019, 2020 and 2021, respectively. In these periods, our capital expenditures were mainly used for prepayment for purchasing of land use right, obtaining licenses, purchasing of servers and other IT infrastructures, as well as for leasehold improvement. We will continue to make capital expenditures to support the growth of our business.
Contractual Obligations and Commitments
The following table sets forth our contractual obligations by specified categories as of December 31, 2021.

	Payment due by period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years

	(in RMB thousands)
Operating Lease Obligations (1)	101,072	45,518	50,736	4,818	—

Note:

(1)	Represents our non-cancellable operating leases and property management fees for offices expiring on different dates.
Rental expenses under operating lease for 2019, 2020 and 2021 were RMB49.7 million, RMB49.9 million and RMB56.4 million (US$8.9 million), respectively.
In 2021, we signed a contract to purchase an exclusive license for broadcasting League of Legends matches from another subsidiary of Tencent for the period from 2021 to 2025 at an aggregate purchase price of RMB2,013 million. The unpaid purchase price was RMB1,640 million as of December 31, 2021.
As of December 31, 2021, our total capital commitments were RMB89.6 million, consisting of construction in progress and investments.
We intend to fund our existing and future material cash requirements primarily with our existing cash balance and anticipated cash flows from operations. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
Other than the obligations set forth above, we do not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021.
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

Holding Company Structure
HUYA Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary, the variable interest entity and its subsidiaries in China. As a result, HUYA Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary and the variable interest entity and its subsidiaries in China is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax
profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the variable interest entity may allocate a portion of its after-tax
profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds.
The table below sets forth the respective revenues contribution and assets of HUYA Inc. and our wholly-owned subsidiaries and the variable interest entity and its subsidiaries as of the dates and for the years indicated:

	Net revenues (1)			Total assets (1)
	For the year ended December 31,			As of December 31,
	2019	2020	2021	2020	2021
HUYA Inc. and its wholly-owned subsidiaries	1.0%	1.6%	4.0%	91.1%	88.9%
Variable interest entity and its subsidiaries	99.0%	98.4%	96.0%	8.9%	11.1%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	The percentages exclude the inter-company transactions and balances between HUYA Inc. and its wholly-owned subsidiaries and variable interest entity and its subsidiaries.

C.	Research and Development, Patents and Licenses, etc.
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
and
low-loss
rates in delivering voice and video data on our platform, even with weak internet connection, which provides our users with superior viewing experience. Audio and video technologies have been our main focus since our inception. For instance, we offer stable 8-20M pixels Blu-ray quality and HDR (high-dynamic range) supported live streaming.

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

In the years ended December 31, 2019, 2020 and 2021, our research and development expenditures were RMB508.7 million, RMB734.3 million and RMB818.9 million (US$128.5 million), representing 6.1%, 6.7% and 7.2% of our total net revenues for the years ended December 31, 2019, 2020 and 2021, respectively. Our research and development expenses consist primarily of salaries, welfare and share-based compensation for research and development personnel.

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates
Revenue
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
We generate revenue primarily from sales of virtual items in our platforms. We may enter into contracts that can include various combinations of virtual items, which are generally being distinguished and accounted for as separate performance obligations. Some of the separate performance obligations cannot be purchased on a standalone basis.
Nature of estimate: We must make estimates and apply judgment in determining the performance obligations and the estimated selling prices of multiple element revenue contracts.
Assumptions: The standalone selling price for each distinct performance obligation is estimated based on pricing strategies, market factors, individual user’s times of renewal based on historical data of users’ spending pattern and average times of renewal. The estimate of pricing strategies and individual user’s times of renewal are sensitive to our assumptions in these factors. When one of our estimates of individual user’s times of renewal based on historical data of users’ spending pattern and average times of renewal decreased/increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.
Our estimate of the key assumptions did not change significantly throughout the periods presented.
See Note 2—“Principal accounting policies” of the Notes to the Consolidated Financial Statements for more information regarding expected credit losses.
Current Expected Credit Losses
Nature of estimate: Effective January 1, 2020, we adopted Accounting Standards Update (ASU)
No. 2016-13,
“Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires us to record the full amount of current expected credit losses for the life of a financial asset at the time it is originated or acquired, and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses.
Assumptions: The provision for credit losses is estimated mainly based on the historical experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in our customer collection trends. We estimate the current expected credit losses for financial assets with similar risk characteristics on a pool basis. The key assumptions used in the process of estimating the provision for credit losses include portfolio segmentation, loss severity and recoveries, and application of macroeconomic forecasts. The estimate of current expected credit losses is sensitive to our assumptions in these factors. When one of our estimates of loss severity and recoveries and macroeconomic forecasts decreased/increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

Our estimate of the key assumptions did not change significantly throughout the periods presented.
See Note 2—“Principal accounting policies” of the Notes to the Consolidated Financial Statements for more information regarding expected credit losses.
Recently Issued Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in “Principal accounting policies—(cc) Recently issued accounting pronouncements” of our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lingdong Huang	45	Chairman of Board of Directors
Rongjie Dong	45	Director, Chief Executive Officer
David Xueling Li	47	Director
Cheng Yun Ming Matthew	52	Director
Hai Tao Pu	51	Director
Guang Xu	38	Director
Lei Zheng	45	Director
Hongqiang Zhao	45	Independent Director
Tsang Wah Kwong	69	Independent Director
Ligao Lai	43	Chief Technology Officer
Ashley Xin Wu	37	Vice President of Finance
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
Mr.
 David Xueling Li
has been serving as our director since July 2017. Mr. Li is also a co-founder,
chairman and chief executive officer of JOYY Inc. (Nasdaq:YY). Mr. Li as the chief executive officer of JOYY is responsible for setting the broader corporate strategy and the development of new and emerging applications and products. Before founding JOYY in April 2005, Mr. Li worked at NetEase, Inc. (Nasdaq: NTES) from July 2003 to April 2005 and served as its chief editor. In 2000, Mr. Li founded CFP.cn, a website that provided a copyright trading platform for journalists and amateur photographers. Mr. Li received a bachelor’s degree in philosophy from Renmin University of China.

Mr. Cheng Yun Ming Matthew
has been serving as our director since February 2021. Mr. Cheng joined the Tencent Group in November 2010, and currently serves as the corporate vice president of the Tencent Group. Mr. Cheng has served as a non-executive
director of Fusion Bank Limited since March 2019, a
non-executive
director of China Literature Limited (HKSE: 0772) since November 2019 and a non-executive
director of Tongcheng Travel Holdings Limited (HKSE: 0780) since April 2020. Prior to joining the Tencent Group, Mr. Cheng worked at Price Waterhouse, an accounting firm currently known as PricewaterhouseCoopers, from 1992 to 1997, China Everbright Technology Limited (currently known as Citychamp Watch & Jewellery Group Limited) (HKSE: 0256), a company then principally engaged in manufacturing of computer peripherals, from 1997 to 2000, and various companies assuming financial management functions. Mr. Cheng is a fellow member of the Association of Chartered Certified Accountants. Mr. Cheng obtained a bachelor’s degree in accountancy from the Hong Kong Polytechnic University in October 1992.
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
Mr.
 Hongqiang Zhao
has been serving as our independent director since May 2018. Mr. Zhao currently also serves as an independent director of Li Auto (Nasdaq: LI), an innovator in China’s new energy vehicle market. Mr. Zhao has served as the chief financial officer of BaiRong Yunchuang Technology Co. Ltd., or BaiRong (SEHK: 6608), since December 2015. Prior to joining BaiRong, Mr. Zhao was the CFO of NetEase (Nasdaq: NTES)’s
e-commerce
business, and the vice president of finance at SouFun Holdings Limited (NYSE: SFUN). Previously, Mr. Zhao worked in New York as the director of financial analysis for Viacom Inc. (Nasdaq: VIAB), a leading global entertainment content company. Between February 2009 and July 2011, Mr. Zhao served as an assistant chief auditor at the PCAOB, a regulatory oversight agency under the SEC of the United States. Prior to that, Mr. Zhao was a manager at KPMG LLP in Washington D.C., providing professional services to internet, telecommunication and entertainment companies for more than eight years since August 2000. Mr. Zhao received his bachelor’s degree in accounting from Tsinghua University and his master’s degree in accountancy from George Washington University.
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
Mr.
 Ligao Lai
has been our chief technology officer since January 2017. Mr. Lai has over 20 years of experience in technology and software development. From February 2011 to December 2016, Mr. Lai served as a vice general manager and technology general manager at JOYY Inc. (Nasdaq: YY). From March 2004 to February 2011, Mr. Lai worked at the game department of Kingsoft (SEHK: 3888), mainly in charge of the research and development of online games. From July 1999 to March 2004, Mr. Lai worked as a developer and project manager at Kingsoft, responsible for the development of WPS Office software. Mr. Lai received a bachelor’s degree in electronics and information engineering from Wuyi University. Mr. Lai has tendered his resignation as our chief technology officer, effective on April 29, 2022.

Ms.
 Ashley Xin Wu
has been serving as our Vice President of Finance since September 2021. Ms. Wu joined HUYA Inc. in September 2017 and has been a leader of our finance department since then. Prior to joining HUYA Inc., Ms. Wu served in various finance positions in JOYY Inc. (Nasdaq: YY) from July 2012 to September 2017. Between October 2011 and July 2012, Ms. Wu worked as a senior financial analyst at Amway (China) Co., Ltd. Prior to that, Ms. Wu worked as an assistant audit manager at KPMG Huazhen from August 2007 to September 2011. Ms. Wu received her bachelor’s degree in accounting from Sun
Yat-sen
University in 2007. Ms. Wu is a Certified Public Accountant in the United States and a member of the Chinese Institute of Certified Public Accountants.

B.	Compensation of Directors and Executive Officers
For the fiscal year ended December 31, 2021, the compensation to our executive officers and directors in cash by us amounted to an aggregate of RMB25.2 million (US$3.9 million). We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.
Our PRC subsidiary, the variable interest entity and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our officers and directors, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”
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

Share Incentive Plan
Amended and Restated 2017 Plan
In July 2017, our board of directors approved the 2017 Share Incentive Plan, as amended and restated in March 2018, to provide incentives to our employees, directors and consultants and promote the success of our business. The maximum number of Class A ordinary shares that may be issued under the Amended and Restated 2017 Plan is 28,394,117. As of March 31, 2022, options to purchase 250,315 Class A ordinary shares are outstanding, and 6,798,774 restricted share units are outstanding under the Amended and Restated 2017 Plan.
The following paragraphs describe the principal terms of the Amended and Restated 2017 Plan.
Types of Awards.
The Amended and Restated 2017 Plan permits the awards of options, restricted share units or any other type of awards approved by the committee or the board of directors.
Plan Administration.
The Amended and Restated 2017 Plan is administered by our board of directors or by a committee of one or more members of our board to whom our board shall delegate the authority to grant or amend awards to any eligible persons other than any of members of the committee serving as the plan administrator. The plan administrator has the power and authority to determine the persons who are eligible to receive awards, as well as other terms and conditions of awards. Any grant or amendment of awards to any committee member serving as the plan administrator shall then require an affirmative vote of a majority of the board members who are not on the committee serving as the plan administrator.
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
on September 14, 2018.

The following table summarizes, as of March 31, 2022, the outstanding options granted under the Amended and Restated 2017 Plan to our directors, executive officers and other grantees.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Ligao Lai	*	US$2.55	August 9, 2017	August 8, 2027
Other individuals as a group	*	US$2.55	August 9, 2017, March 15, 2018 and July 1, 2018	August 8, 2027, March 14, 2028 and June 30, 2028

Note:

*	Less than 1% of our total outstanding shares.
The following table summarizes, as of March 31, 2022, the outstanding restricted share units granted under the Amended and Restated 2017 Plan to our directors, executive officers and other grantees.

Name	Class A Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant	Date of Expiration
Rongjie Dong	*	March 31, 2018, and September 13, 2020	March 30, 2028, and September 12, 2030
Ashley Xin Wu	*	March 31, 2018, August 15, 2019, and May 29, 2020	March 30, 2028, August 14, 2029, and May 28, 2030
Other individuals as a group	6,369,439	March 31, 2018 to December 15, 2021	March 30, 2028 to December 14, 2031

Note:

*	Less than 1% of our total outstanding shares.
2021 Plan
Our board of directors approved the 2021 Plan, effective on June 22, 2021, to provide incentives to our employees, directors and consultants for outstanding performance to generate superior returns to our shareholders. The maximum number of Class A ordinary shares that may be issued under the 2021 Plan is 3,530,111. As of March 31, 2022, 1,121,716 restricted share units are outstanding under the 2021 Plan.
The following paragraphs describe the principal terms of the 2021 Plan.
Types of Awards.
The 2021 Plan permits the awards of restricted share units.
Plan Administration.
The 2021 Plan is administered by our board of directors or by a committee of one or more members of our board to whom our board shall delegate the authority to grant or amend awards to any eligible persons other than any of members of the committee serving as the plan administrator. The plan administrator has the power and authority to determine the persons who are eligible to receive awards, as well as other terms and conditions of awards. Any grant or amendment of awards to any committee member serving as the plan administrator shall then require an affirmative vote of a majority of the board members who are not on the committee serving as the plan administrator.
Award Agreement.
Any award granted under the 2021 Plan is evidenced by award agreements that set forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.
Eligibility.
We may grant awards to directors, officers, employees and consultants of our company or any of our subsidiaries.

Vesting Conditions.
In general, the plan administrator determines the vesting conditions, which are specified in the relevant award agreement.
Form and Timing of Payment of Restricted Share Units
. At the time of grant, the plan administrator shall specify the date or dates on which the restricted share units shall become fully vested and nonforfeitable. Upon vesting, the plan administrator, in its sole discretion, may pay restricted share units in the form of cash, in shares or in a combination thereof.
Transfer Restrictions.
Except under applicable law and the award agreement, all awards are non-transferable
and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge. However, such transfer restrictions do not apply to transfer to us, transfers by gift to immediate family and other circumstances specified in the 2021 Plan.
Termination and amendment of the 2021 Plan.
Our board of directors may amend, terminate or modify the 2021 Plan, but no amendment, termination or modification shall be made if such amendment, termination or modification would adversely affect in any material way any award previously granted pursuant to the 2021 Plan without the prior written consent of the participant.
The shares reserved and to be granted under our 2021 Share Plan have been registered on the Form
S-8
on July 8, 2021.
The following table summarizes, as of March 31, 2022, the outstanding restricted share units granted under the 2021 Plan to our directors, executive officers and other grantees.

Name	Class A Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant	Date of Expiration
Ashley Xin Wu	*	June 22, 2021, and September 15, 2021	June 21, 2031, and September 14, 2031
Other individuals as a group	1,114,216	June 22, 2021 to March 15, 2022	June 21, 2031 to March 14, 2032

Note:

*	Less than 1% of our total outstanding shares.

C.	Board Practices
Board of Directors
Our board of directors consists of nine directors. Pursuant to our memorandum and articles of association, Tencent has the right to appoint, remove and replace at least one director as long as Tencent and its affiliates collectively hold no less than 20% of our issued share capital on a fully diluted basis, and JOYY has the right to appoint, remove and replace one director as long as JOYY and its affiliates collectively hold no less than 15% of our voting power on a fully diluted basis. For so long as Tencent and its affiliates collectively hold no less than 50% of the voting power in us, Tencent has the right to appoint, remove and replace up to the lowest number of directors that (x) constitutes a majority of the directors and (y) is no less than proportionate to its voting power in us, by delivering a written notice to us. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the foregoing, our shareholders may by special resolution appoint any person to be a director and the board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director to fill a vacancy or as an addition to the existing board of directors. A director may vote with respect to any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds or other securities whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive
directors has a service contract with us that provides for benefits upon termination of service.

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
under the Securities Exchange Act of 1934. We have determined that Mr. Hongqiang Zhao and Mr. Tsang Wah Kwong qualify as “audit committee financial experts.” Mr. Tsang Wah Kwong currently also serves on the audit committees of China Merchants China Direct Investments Limited (SEHK: 00133), CA Cultural Technology Group Limited (SEHK: 01566), Sihuan Pharmaceutical Holdings Group Limited (SEHK: 00460), Shirble Department Store Holdings (China) Limited (SEHK: 00312) and TK Group (Holdings) Limited (SEHK: 02283). Our board of directors has determined that the simultaneous service of Mr. Tsang Wah Kwong on the audit committees of these public companies would not impair the ability of Mr. Tsang Wah Kwong to effectively serve on the audit committee of our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Terms of Directors and Officers
Tencent has the right to appoint, remove and replace at least one director as long as Tencent and its affiliates collectively hold no less than 20% of our issued share capital on a fully diluted basis, and JOYY has the right to appoint, remove and replace one director as long as JOYY and its affiliates collectively hold no less than 15% of our voting power on a fully diluted basis. For so long as Tencent and its affiliates collectively hold no less than 50% of the voting power in us, Tencent has the right to appoint, remove and replace up to the lowest number of directors that (x) constitutes a majority of the directors and (y) is no less than proportionate to its voting power in us, by delivering a written notice to us. Subject to the foregoing, our directors may be elected by a resolution of our board of directors, or by an special resolution of our shareholders. Our directors are not subject to a term of office (unless otherwise specified in a written agreement between the Company and the relevant director) and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provision of our memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

D.	Employees
We had 2,067 employees as of December 31, 2021. As of December 31, 2021, 80.4%, 9.0% and 10.6% of our employees were located in Guangzhou, Foshan and other cities, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021.

	As of December 31, 2021
	Number	%
Customer services and operations	631	30.5
Research and development	1,063	51.4
Sales and marketing	126	6.1
General and administrative	247	12.0
Total	2,067	100.0
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
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A and Class B ordinary shares as of March 31, 2022:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially 5% or more of our total outstanding ordinary shares.
The calculations in the table below are based on 238,256,340 ordinary shares outstanding as of March 31, 2022, comprising of 87,179,823 Class A ordinary shares (excluding 2,705,439 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan) and 151,076,517 Class B ordinary shares.

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

Ordinary Shares Beneficially Owned
	Class A ordinary Shares(†)	Class B ordinary Shares(††)	Total ordinary shares on an as-converted basis	% of total ordinary shares on an as converted basis	% of aggregate voting power (†††)
Directors and Executive Officers:**
Lingdong Huang	—	—	—	—	—
Rongjie Dong (1)	415,332	690,000	1,105,332	0.5	0.4
David Xueling Li (2)	*	—	*	*	*
Cheng Yun Ming Matthew (3)	—	—	—	—	—
Hai Tao Pu (4)	—	—	—	—	—
Guang Xu	—	—	—	—	—
Lei Zheng	—	—	—	—	—
Hongqiang Zhao (5)	—	—	—	—	—
Tsang Wah Kwong (6)	—	—	—	—	—
Ligao Lai	*	—	*	*	*
Ashley Xin Wu	*	—	*	*	*
All directors and executive officers as a group	2,209,596	690,000	2,899,596	1.2	0.5
Principal Shareholders:
Tencent Holdings Limited (7)	—	112,012,054	112,012,054	47.0	70.1
JOYY (8)	—	38,374,463	38,374,463	16.1	24.0
Morgan Stanley (9)	21,417,150	—	21,417,150	9.0	1.3

Notes:

*	Less than 1% of total outstanding ordinary shares.

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

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2022, by the sum of the total number of Class A ordinary shares outstanding as of March 31, 2022 and the number of Class A ordinary shares underlying the options held by such person or group that are exercisable within 60 days of March 31, 2022.

††
For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group, including Class B ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2022, by the sum of the total number of Class B ordinary shares outstanding as of March 31, 2022 and the number of Class B ordinary shares underlying the options held by such person or group that are exercisable within 60 days of March 31, 2022.

†††
For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, including Class A and Class B ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2022, with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share
basis.

(1)
Represents (i) 690,000 Class B ordinary shares directly held by Oriental Luck International Limited, a British Virgin Islands company wholly owned by a family trust controlled by Mr. Rongjie Dong, and (ii) 415,332 Class A ordinary shares issuable upon the vesting of the restricted shares units within 60 days after March 31, 2022 held by Mr. Rongjie Dong. The registered office of Oriental Luck International Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	The business address of Mr. David Xueling Li is 30 Pasir Panjang Road #15-31A Mapletree Business City, Singapore 117440.

(3)	The business address of Mr. Cheng Yun Ming Matthew is 29/F, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.

(4)	The business address of Mr. Hai Tao Pu is 29/F, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.

(5)	The business address of Mr. Hongqiang Zhao is No. 10 Furong Street, Chaoyang District, Beijing, the People’s Republic of China.

(6)	The business address of Mr. Tsang Wah Kwong is Flat B, 11/F., Block 9, Vista Paradiso, 2 Hang Ming Street, Ma On Shan, New Territories, Hong Kong.

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

(8)
Represents 38,374,463 Class B ordinary shares directly held by JOYY Inc., based on our register of members. JOYY Inc. is a Cayman Islands company. The principal business address of JOYY Inc. is 30 Pasir Panjang Road
#15-31A
Mapletree Business City, Singapore 117440.

(9)
Represents 21,417,150 Class A ordinary shares in the form of ADSs held by Morgan Stanley and its affiliates, as reported in a Schedule 13G amendment filed by Morgan Stanley and its affiliates on February 11, 2022. The principal business address of Morgan Stanley is 1585 Broadway New York, NY 10036.

To our knowledge, as of March 31, 2022, a total of 85,499,875 Class A ordinary shares are held by one record holder in the United States, representing approximately 35. 8% of our total outstanding shares on an as-converted
basis. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which holds 85,499,875 Class A ordinary shares, representing 35.8% of our total outstanding shares on an as-converted
basis. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions
Contractual Arrangements with the Variable Interest Entity and Its Shareholders
PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through Guangzhou Huya, the variable interest entity, and its subsidiaries based on a series of contractual arrangements. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”
Agreements and Transactions with Tencent
Upon the completion of the issuance of Series
B-2
Preferred Shares on March 8, 2018, Tencent became a related party of ours as our major shareholder. The transactions with Tencent prior to March 8, 2018 were not disclosed as related party transactions.
The table below provides a summary of our transactions with Tencent for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Content costs charged by Tencent	123,204	127,224	485,988	76,262
Operation support services provided by Tencent	219,403	342,487	370,393	58,123
Disposal gain of an investment	—	—	360,589	56,584
Sub-licensing and other revenues from Tencent	8,028	14,349	80,302	12,601
Others	31,739	30,540	14,617	2,294

Agreements and Transactions with JOYY
The table below provides a summary of our transactions with JOYY for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Operation support services provided by JOYY	17,455	4,187	2,543	399
Purchase of services by JOYY on behalf of Huya	22,622	18,945	268	42
Cash collected by JOYY as a payment platform for Huya	1,362,489	—	—	—
Repayment from JOYY in relation to the payment on behalf of Huya’s employees	15,306	—	—	—
Others	12,637	1,054	—	—
We have entered a series of agreements with JOYY in areas of intellectual property, non-competition
and business cooperation. In addition, we have entered into a registration rights agreement, under which we have granted JOYY certain registration rights, including:

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

Agreements and Transactions with Entities over which Tencent and/or Huya Have Significant Influence
On April 3, 2020, Tencent’s related parties became our related parties as a result of Tencent gaining majority voting power in us and consolidating our financial statements. The transactions with Tencent’s related parties prior to April 3, 2020 were not disclosed as related party transactions. The table below provides a summary of our transactions with entities over which Tencent and/or Huya have significant influence (“Tencent and Huya’s related parties”) in the years ended December 31, 2020 and 2021.

	For the year ended December 31,
	2020	2021
	RMB	RMB	US$
Sub-licensing and other revenues from Tencent and Huya’s related parties	8,197	188,209	29,534
Content cost and revenue sharing fees charged by Tencent and Huya’s related parties	85,361	102,311	16,055
Others	34,044	21,013	3,297
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
We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company—C. Business Overview—Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution” and “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”
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

Voting Rights
In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters subject to vote at our general meetings. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any shareholders’ meeting shall be decided by way of a poll and not on a show of hands.
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
Redemption, Repurchase and Surrender of Ordinary Shares
We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by special resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares
Whenever our capital is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds
of the issued Shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia
, the creation, allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class. In addition, the rights of the holders of the shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Issuance of Additional Shares
Subject to our fourth amended and restated memorandum and articles of association, our board of directors are authorized to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Subject to our fourth amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including but not limited to:

•	the designation of the series;

•	the number of shares of the series and the subscription price thereof if different from the par value thereof;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.
Inspection of Books and Records
Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders).
Anti-takeover Provisions
Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•
subject to our fourth amended and restated memorandum and articles of association, authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

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
As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our fourth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.
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

Election and Removal of Directors
Unless otherwise determined by our company in general meeting, our fourth amended and restated memorandum and articles of association provide that our board of directors will consist of not less than five directors, including no less than two independent directors. The board of directors shall have the right to expand the size of the board of directors and determine the exact number of directors. Tencent has the right to appoint, remove and replace at least one director as long as Tencent and its affiliates collectively hold no less than 20% of our issued share capital on a fully diluted basis, and JOYY has the right to appoint, remove and replace one director as long as JOYY and its affiliates collectively hold no less than 15% of the voting power in our company on a fully diluted basis. There are no provisions relating to retirement of directors upon reaching any age limit.
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
Our fourth amended and restated memorandum and articles of association provide that the board may from exercise all the powers of our company to borrow money, to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital of our company or any part thereof and to issue debentures, debenture stock, bonds and other securities whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.
Changes in Capital
Our shareholders may from time to time by special resolution:

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
Shareholders’ Suits.
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
Indemnification of Directors and Executive Officers and Limitation of Liability.
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association require us to indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in their capacities as such unless such actions, proceedings, costs, charges, expenses, losses, damages or liabilities arise from dishonesty, willful default or fraud of such director or officer, in or about the conduct of our business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such persons in defending (whether successfully or otherwise) any civil proceedings concerning our company or our affairs in any court whether in Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
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
Anti-Takeover Provisions in the Memorandum and Articles of Association.
Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that subject to obtaining the approval of Tencent and JOYY if certain shareholding criteria are met, authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Directors’ Fiduciary Duties.
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
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes duties to the company including the following a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Proposals.
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
Cumulative Voting.
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
Transactions with Interested Shareholders.
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
Dissolution; Winding Up.
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
Variation of Rights of Shares.
Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, we may materially adversely vary the rights attached to any class with the written consent of the holders of two-thirds
of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents.
Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.
Rights of
Non-Resident
or Foreign Shareholders.
There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident
or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.
Exempted Company.
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
We have not entered into any material contracts other than in the ordinary course of business and other than those described under this item or “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report.
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
People’s Republic of China Taxation
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day
operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.
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

Provided that our Cayman Islands holding company, HUYA Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Circular 7, where a non-resident
enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident
enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferor obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC
resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed under this circular. See “Item 3. Key Information—D. Risk Factors-Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”
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
Although the law in this regard is unclear, we treat the variable interest entity (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.
Based upon the nature and composition of our assets (in particular, the retention of a substantial amount of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.
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
Dividends
Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a dividend for United States federal income tax purposes. A non-corporate
recipient of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met.

A
non-United
States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs (but not our ordinary shares) are listed on the NYSE and is considered readily tradable on an established securities market in the United States. Since our ordinary shares will not be listed on an established securities markets in the United States, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. We believe that our ADSs will be readily tradable, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United
States-PRC
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
As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.
Sale or Other Disposition of ADSs or Ordinary Shares
Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate
U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. Pursuant to recently issued Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the recently issued Regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.
Passive Foreign Investment Company Rules
As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market
election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or ordinary shares;

•	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or

•	pre-PFIC year, will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.
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
As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market
election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. For those purposes, our ADSs, but not our ordinary shares, are listed on NYSE, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. The mark-to-market
election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ADSs are listed on the NYSE, which is a national securities exchange that is registered with the SEC. Consequently, if our ADSs continue to be listed on the NYSE and are being regularly traded, we expect that the mark-to-market
election would be available to a U.S. holder that holds our ADSs were we to be or become a PFIC, but no assurances may be given in this regard. If a mark-to-market
election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market
election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market
election. If a U.S. holder makes an effective
mark-to-market
election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market
election. If a U.S. holder makes a
mark-to-market
election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. It should also be noted that only the ADSs and not the ordinary shares are listed on the NYSE. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market
election if we are or were to become a PFIC.

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
F-4
(Registration
No. 333-250016)
in relation to the proposed Merger with DouYu, which has been terminated.
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

We will post this annual report on our website
https://ir.huya.com.
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
As of December 31, 2021, we had U.S. dollar-denominated cash and cash equivalents, short-term deposits and short-term investments of US$66.2 million and US$924.1 million and nil, respectively. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2021 would result in a decrease of RMB42.2 million in cash and cash equivalents and RMB589.2 million in short-term deposits and nil in short-term investments. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2021 would result in an increase of RMB42.2 million in cash and cash equivalents and RMB589.2 million in short-term deposits and nil in short-term investments.
Interest Rate Risk
Our exposure to interest rate risk primarily relates to Interest and short-term investments income, which consists of interest earned on bank deposits, short-term wealth management products and money market funds with maturities of less than one year.
We generated interest and short-term investment income of RMB304.5 million, RMB313.4 million and RMB247.0 million (US$38.8 million) in 2019, 2020 and 2021, respectively. We had cash and cash equivalents of RMB1,790.8 million (US$281.0 million) and short-term deposits of RMB8,351.9 million (US$1,310.6 million) as of December 31, 2021. Assuming such amount of cash and cash equivalents and short term deposits were held entirely in the form of interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately RMB101.4 million (US$15.9 million). We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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
Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2021, we did not record any cash received from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.
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
In 2019, 2020 and 2021, we used nil, approximately US$0.6 million and approximately US$29.6 million of the net proceeds from the public offering in April 2019. We intend to use the proceeds from the public offering to expand content genres, improve content quality, strengthen technologies and products, support overseas expansion, and expand and enhance product and service offerings, and use the balance of the proceeds for working capital and other general corporate purpose.

ITEM 15.	CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and vice president of finance, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report.
Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and vice president of finance, to allow timely decisions regarding required disclosure.
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and vice president of finance assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Attestation Report of the Independent Registered Public Accounting Firm
Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page
F-2
of this annual report on Form
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
Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our chief executive officer, senior finance officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at https://ir.huya.com.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2020	2021
	RMB	RMB

	(in thousands)
Audit fees (1)	12,500	11,000
Audit-related fees (2)	1,050	—
Tax fees (3)	987	960

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

(3)
“Tax fees” mean the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors associated with certain permitted transfer pricing, tax consulting and other tax advisory services.

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
The NYSE Listed Company Manual permits a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE Listed Company Manual. We follow home country practice and have a two-member
audit committee, in lieu of the requirement of NYSE Listed Company Manual Section 303A.07 to have an audit committee with at least three members. Additionally, Section 303A.08 of the NYSE Listed Company Manual requires that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice in this regard and did not seek shareholders’ approval when we approved the 2021 Plan, effective on June 22, 2021. Furthermore, Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We are a Cayman Islands company, and our chief executive officer is not required under applicable Cayman Islands law to make such a certification. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual.

ITEM 16.H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16.I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of HUYA Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 99.2 to the registrant’s current report on Form 6-K (File No. 001-38482) filed with the SEC on May 15, 2020)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

2.3	Deposit Agreement dated May 10, 2018, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-227336 ) filed with the Securities and Exchange Commission on September 14, 2018)

2.4	Amended and Restated Shareholders’ Agreement dated as of March 8, 2018 between the registrant and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 of the registrant’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2020)

4.1	The 2021 Share Incentive Plan, effective on June 22, 2021 (incorporated herein by reference to Exhibit 99.1 to the Form 6-K (File No. 001-38482) furnished with the Securities and Exchange Commission on June 22, 2021)

4.2	The Amended and Restated 2017 Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333 224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.5	Termination Agreement, dated July 12, 2021, by and among HUYA Inc., Tiger Company Ltd., DouYu International Holdings Limited and Nectarine Investment Limited (incorporated herein by reference to Exhibit 99.2 to the Form 6-K (File No. 001-38482) furnished with the Securities and Exchange Commission on July 12, 2021)

Exhibit Number	Description of Document

4.6	English translation of the Equity Interest Pledge agreement among Guangzhou Huya Technology Co., Ltd., Guangzhou Huya Information Technology Co., Ltd., and Linzhi Tencent Technology Co., Ltd. dated September 17, 2020 (incorporated by reference to Exhibit 10.1 from the registrant’s registration statement on Form F-4 (Registration No. 333-250016) filed with the Securities and Exchange Commission on November 10, 2020)

4.7	English translation of the Exclusive Business Operation Agreement between Guangzhou Huya Technology Co., Ltd. and Guangzhou Huya Information Technology Co., Ltd. dated September 17, 2020 (incorporated by reference to Exhibit 10.2 from the registrant’s registration statement on Form F-4 (Registration No. 333-250016) filed with the Securities and Exchange Commission on November 10, 2020)

4.8	English translation of the Shareholder Voting Rights Proxy Agreement among Guangzhou Huya Technology Co., Ltd., Guangzhou Huya Information Technology Co., Ltd., and Linzhi Tencent Technology Co., Ltd. dated September 17, 2020 (incorporated by reference to Exhibit 10.3 from the registrant’s registration statement on Form F-4 (Registration No. 333-250016) filed with the Securities and Exchange Commission on November 10, 2020)

4.9	English translation of the Exclusive Option Agreement among Guangzhou Huya Technology Co., Ltd., Guangzhou Huya Information Technology Co., Ltd., and Linzhi Tencent Technology Co., Ltd. dated September 17, 2020 (incorporated by reference to Exhibit 10.4 from the registrant’s registration statement on Form F-4 (Registration No. 333-250016) filed with the Securities and Exchange Commission on November 10, 2020)

4.10	English translation of Patent License Agreement between Guangzhou Huya and Guangzhou Huaduo dated December 31, 2016 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.11	English translation of Non-Compete Agreement between Guangzhou Huaduo and Guangzhou Huya dated March 8, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.12	English translation of Business Cooperation Agreement between Guangzhou Huaduo and Guangzhou Huya dated March 8, 2018 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.13	English translation of Business Cooperation Agreement between Shenzhen Tencent Computer Systems Company Ltd. and Guangzhou Huya dated February 5, 2018 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.14	Registration Rights Agreement by and between HUYA Inc. and JOYY Inc. dated April 3, 2020 (incorporated by reference to Exhibit 4.14 from the registrant’s annual report on Form 20-F (File No. 001-38482), filed with the Securities and Exchange Commission on April 27, 2020)

4.15	Written Acknowledgment to Registration Rights Agreement executed by Linen Investment Limited dated April 3, 2020 (incorporated by reference to Exhibit 4.15 from the registrant’s annual report on Form 20-F (File No. 001-38482), filed with the Securities and Exchange Commission on April 27, 2020)

4.16†	English translation of License Agreement for Broadcasting League of Legends Matches between Tengjing Sports & Culture Development (Shanghai) Co., Ltd. and Guangzhou Huya dated April 27, 2021 (incorporated by reference to Exhibit 4.17 from the registrant’s annual report on Form 20-F (File No. 001-38482), filed with the Securities and Exchange Commission on April 27, 2021)

Exhibit Number	Description of Document

8.1*	List of principal subsidiaries and variable interest entities of the registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.
**	Furnished herewith.
†	Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUYA Inc.

By:	/s/ Rongjie Dong
	Name:	Rongjie Dong
	Title:	Chief Executive Officer
Date: April 28, 2022

HUYA INC.

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of HUYA Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of HUYA Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework
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

Revenue recognition — identification of distinct performance obligations and estimate of standalone selling price
As described in Note 2(o) to the consolidated financial statements, the Company’s sources of revenue include live streaming and other revenues. The Company’s consolidated revenues were RMB11,351 million for the year ended December 31, 2021, of which RMB10,186 million were revenues derived from live streaming. Management identifies multiple distinct performance obligations in certain contracts of its live streaming business. Customers receive a series of services, virtual items and virtual rights by entering into certain contracts with the Company. Management determines the distinct performance obligations and transaction price of each identified distinct performance obligation and recognizes revenue upon transfer of control of the promised services in an amount that reflects the consideration the Company expects to receive in exchange for those services.
The principal considerations for our determination that performing procedures relating to the identification of performance obligations and estimate of standalone selling price is a critical audit matter are the significant judgment by management in identifying the distinct performance obligations and estimating the standalone selling price of each distinct performance obligation due to the complexity of the contracts. Certain services are provided to customers over time and have the same pattern of transfer to customers. Management exercises judgement in determining the number of distinct performance obligations by accounting for services that have the same pattern of transfer to customers as a single performance obligation. Certain distinct performance obligations are not separately sold by the Company that management is required to exercise judgement in determining the standalone selling price of each of these distinct performance obligations. This in turn led to significant auditor judgment and effort in performing procedures and in evaluating management’s significant judgment exercised in determining whether the distinct performance obligations were appropriately identified; and whether the standalone selling price of each distinct performance obligation was appropriately estimated.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over management’s identification of distinct performance obligations and estimation of standalone selling prices used to allocate transaction price to distinct performance obligations in its contracts with customers. These procedures also included, among others, on a sample basis: (i) testing the completeness and accuracy of management’s identification of the distinct performance obligations by evaluating the customer arrangements; (ii) testing management’s process for estimating standalone selling price which included testing the completeness and accuracy of input data used, and evaluating the reasonableness of significant assumptions used by management, which included principally market and pricing conditions and other observable inputs such as historical pricing strategies; and (iii) testing management’s process for determining the appropriate amount of revenue recognition based on the respective performance obligations identified in the relevant revenue contracts.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Guangzhou, the People’s Republic of China
April
28
, 2022
We have served as the Company’s auditor since
2017.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
			(Note 2(e))
Assets
Current assets
Cash and cash equivalents	3,293,573	1,790,784	281,013
Restricted cash	164,889	55,670	8,736
Short-term deposits	5,974,790	8,351,945	1,310,602
Short-term investments	1,206,539	816,331	128,100
Accounts receivable, net of allowance of RMB4,449 and RMB2,296 for 2020 and 2021, respectively	71,237	88,034	13,814
Amounts due from related parties, net of allowance of RMB299 and RMB393 for 2020 and 2021, respectively	64,802	148,560	23,312
Prepayments and other current assets, net of allowance of RMB324 and RMB23 for 2020 and 2021, respectively	495,108	664,945	104,344

Total current assets	11,270,938	11,916,269	1,869,921

Non-current assets
Deferred tax assets	48,313	20,245	3,177
Investments	467,206	608,617	95,505
Property and equipment, net	94,555	79,611	12,493
Intangible assets, net	62,796	83,942	13,172
Right-of-use assets, net	87,418	395,371	62,042
Prepayments and other non-current assets	379,461	150,887	23,677

Total non-current assets	1,139,749	1,338,673	210,066

Total assets	12,410,687	13,254,942	2,079,987

Liabilities and shareholders’ equity
Current liabilities (including amounts of the consolidated variable interest entity and its subsidiaries (“VIEs”) without recourse to the Company of RMB1,056,227 and RMB1,057,062 as of December 31, 2020 and 2021, respectively)

Accounts payable	10,083	12,579	1,974
Advances from customers and deferred revenue	485,878	459,509	72,107
Income taxes payable	56,861	5,944	933
Accrued liabilities and other current liabilities	1,707,289	1,845,452	289,588
Amounts due to related parties	95,457	216,128	33,915
Lease liabilities due within one year	29,227	36,473	5,723

Total current liabilities	2,384,795	2,576,085	404,240

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB178,684 and RMB120,329 as of December 31, 2020 and 2021, respectively)
Lease liabilities	57,620	45,084	7,075
Deferred tax liabilities	13,350	4,597	721

Deferred revenue	178,144	118,975	18,670
Total non-current liabilities	249,114	168,656	26,466

Total liabilities	2,633,909	2,744,741	430,706

Commitments and contingencies (Note 25)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2020 AND 2021 (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
			(Note 2(e))
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 and 750,000,000 shares authorized, 83,490,841 and 86,993,764 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	55	58	9
Class B ordinary shares (US$0.0001 par value; 200,000,000 and 200,000,000 shares authorized, 152,357,321 and 151,076,517 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	100	99	16
Additional paid-in capital	11,465,575	11,764,059	1,846,038
Statutory reserves	122,429	122,429	19,212
Accumulated deficit	(1,883,643)	(1,300,144)	(204,021)
Accumulated other comprehensive income (loss)	72,262	(76,300)	(11,973)

Total shareholders’ equity	9,776,778	10,510,201	1,649,281

Total liabilities and shareholders’ equity	12,410,687	13,254,942	2,079,987

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note 2(e))
Net revenues
Live streaming	7,976,214	10,311,624	10,186,204	1,598,438
Advertising and others	398,287	602,750	1,165,242	182,852

Total net revenues	8,374,501	10,914,374	11,351,446	1,781,290

Cost of revenues (1)	(6,892,579)	(8,646,308)	(9,751,160)	(1,530,170)

Gross Profit	1,481,922	2,268,066	1,600,286	251,120

Operating expenses (1)
Research and development expenses	(508,714)	(734,261)	(818,882)	(128,500)
Sales and marketing expenses	(438,396)	(558,012)	(759,507)	(119,183)
General and administrative expenses	(352,824)	(445,006)	(326,772)	(51,278)

Total operating expenses	(1,299,934)	(1,737,279)	(1,905,161)	(298,961)

Other income	79,390	194,169	274,704	43,107

Operating income (loss)	261,378	724,956	(30,171)	(4,734)

Interest and short-term investments income	304,491	313,366	247,009	38,761
Gain on fair value change of investment	—	2,160	44,161	6,930
Other non-operating expenses	—	(10,010)	—	—
Foreign currency exchange gains (losses), net	1,157	2,056	(1,480)	(232)

Income before income tax expenses	567,026	1,032,528	259,519	40,725

Income tax expenses	(96,078)	(176,784)	(55,227)	(8,666)

Income before share of (loss) income in equity method investments, net of income taxes	470,948	855,744	204,292	32,059
Share of (loss) income in equity method investments, net of income taxes	(2,775)	28,414	379,207	59,506

Net income attributable to HUYA Inc.	468,173	884,158	583,499	91,565

Net income attributable to ordinary shareholders	468,173	884,158	583,499	91,565

Net income	468,173	884,158	583,499	91,565

Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	157,568	(451,873)	(148,562)	(23,313)

Total comprehensive income attributable to HUYA Inc.	625,741	432,285	434,937	68,252

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note 2(e))
Net income per ADS*
—Basic	2.18	3.89	2.45	0.38
—Diluted	2.02	3.71	2.41	0.38
Weighted average number of ADSs used in calculating net income per ADS
—Basic	214,811,862	227,081,238	238,198,117	238,198,117
—Diluted	232,024,961	238,631,613	241,790,445	241,790,445
Net income per ordinary share*
—Basic	2.18	3.89	2.45	0.38
—Diluted	2.02	3.71	2.41	0.38
Weighted average number of ordinary shares used in calculating net income per ordinary share
—Basic	214,811,862	227,081,238	238,198,117	238,198,117
—Diluted	232,024,961	238,631,613	241,790,445	241,790,445

*	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				(Note 2(e))
Cost of revenues	31,593	64,942	56,629	8,886
Research and development expenses	86,296	150,723	135,316	21,234
Sales and marketing expenses	5,919	9,879	8,318	1,305
General and administrative expenses	157,936	182,664	89,442	14,035
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	deficit	income (loss)	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	44,639,737	29	159,157,321	104	7,667,855	34,634	(2,424,182)	366,567	5,645,007
Share-based compensation related to JOYY’s Share-based Awards	—	—	—	—	1,996	—	—	—	1,996
Share-based compensation related to Huya Share-based Awards	—	—	—	—	279,748	—	—	—	279,748
Class B ordinary shares converted to Class A ordinary shares	6,800,000	4	(6,800,000)	(4)	—	—	—	—	—
Issuance of Class A ordinary shares upon the completion of the follow-on public offering	13,600,000	9	—	—	2,110,057	—	—	—	2,110,066
Issuance of ordinary shares for exercised share options	2,011,144	2	—	—	32,409	—	—	—	32,411
Issuance of ordinary shares for restricted share units	50,433	—	—	—	—	—	—	—	—
Deemed distribution to JOYY	—	—	—	—	(10,119)	—	—	—	(10,119)
Appropriation to statutory reserves	—	—	—	—	—	30,045	(30,045)	—	—
Net income	—	—	—	—	—	—	468,173	—	468,173
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	157,568	157,568

Balance as of December 31, 2019	67,101,314	44	152,357,321	100	10,081,946	64,679	(1,986,054)	524,135	8,684,850

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	deficit	income (loss)	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	67,101,314	44	152,357,321	100	10,081,946	64,679	(1,986,054)	524,135	8,684,850
Cumulative effect of initial adoption of ASC326	—	—	—	—	—	—	(3,067)	—	(3,067)
Balance at January 1, 2020	67,101,314	44	152,357,321	100	10,081,946	64,679	(1,989,121)	524,135	8,681,783
Share-based compensation related to Huya Share-based Awards	—	—	—	—	408,208	—	—	—	408,208
Issuance of ordinary shares for exercised share options	14,440,921	10	—	—	255,505	—	—	—	255,515
Issuance of ordinary shares for restricted share units	1,948,606	1	—	—	(1)	—	—	—	—
Deemed distribution to JOYY	—	—	—	—	(1,013)	—	—	—	(1,013)
Appropriation to statutory reserves	—	—	—	—	—	57,750	(57,750)	—	—
Increase in VIE’s share capital by transferring VIE’s retained earnings	—	—	—	—	720,930	—	(720,930)	—	—
Net income	—	—	—	—	—	—	884,158	—	884,158
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	(451,873)	(451,873)

Balance as of December 31, 2020	83,490,841	55	152,357,321	100	11,465,575	122,429	(1,883,643)	72,262	9,776,778

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	deficit	income (loss)	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	83,490,841	55	152,357,321	100	11,465,575	122,429	(1,883,643)	72,262	9,776,778
Share-based compensation related to Huya Share-based Awards	—	—	—	—	289,705	—	—	—	289,705
Class B ordinary shares converted to Class A ordinary shares	1,280,804	1	(1,280,804)	(1)	—	—	—	—	—
Issuance of ordinary shares for exercised share options	533,425	1	—	—	8,779	—	—	—	8,780
Issuance of ordinary shares for restricted share units	1,688,694	1	—	—	—	—	—	—	1
Net income	—	—	—	—	—	—	583,499	—	583,499
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	(148,562)	(148,562)

Balance as of December 31, 2021	86,993,764	58	151,076,517	99	11,764,059	122,429	(1,300,144)	(76,300)	10,510,201

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$ (Note 2(e))
Cash flows from operating activities
Net income attributable to HUYA Inc.	468,173	884,158	583,499	91,565
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	45,455	58,440	49,875	7,826
Amortization of acquired intangible assets	17,080	44,362	39,239	6,157
Amortization of right-of-use assets	25,229	28,376	35,901	5,634
Allowance for (reversal of) expected credit losses	—	517	(2,360)	(370)
Gain on disposal of property and equipment and other long-term assets	(1,621)	(648)	(1,504)	(236)
Share-based compensation	281,744	408,208	289,705	45,460
Share of loss (income) in equity method investments, net of income taxes	2,775	(28,414)	(379,207)	(59,506)
Other non-cash income	(10,119)	(1,013)	—	—
Deferred income tax (benefits) expenses	(14,871)	18,608	32,125	5,041
Gain on fair value changes of investments	—	(2,160)	(44,161)	(6,930)
Short-term investments income	(21,497)	(6,539)	(16,331)	(2,563)
Foreign currency exchange (gains) losses, net	(1,157)	(2,056)	1,480	232
Changes in operating assets and liabilities:
Accounts receivable	(17,909)	(13,058)	(16,059)	(2,520)
Prepayments and other assets	(115,353)	(59,336)	(245,555)	(38,533)
Amounts due from related parties	186,903	(12,121)	(83,847)	(13,157)
Accounts payable	90	4,288	3,839	602
Amounts due to related parties	44,359	16,421	120,675	18,937
Advances from customers and deferred revenue	446,364	(346,857)	(85,538)	(13,423)
Lease liabilities	(23,536)	(28,623)	(38,924)	(6,108)
Accrued liabilities and other current liabilities	607,254	246,511	138,111	21,673
Income tax payable	26,051	30,810	(53,510)	(8,397)

Net cash provided by operating activities	1,945,414	1,239,874	327,453	51,384

Cash flows from investing activities
Placements of short-term deposits	(7,166,676)	(7,903,107)	(7,050,721)	(1,106,412)
Maturities of short-term deposits	5,553,758	8,387,957	4,595,849	721,189
Placement s of short-term investments	(3,706,780)	(2,200,000)	(1,950,000)	(305,998)
Maturities of short-term investments	1,808,908	3,208,602	2,350,000	368,766
Purchase of property and equipment	(61,210)	(54,410)	(39,483)	(6,196)
Purchase of intangible assets	(10,186)	(63,581)	(58,583)	(9,193)
Prepayment for purchase of land use right	—	(310,220)	—	—
Cash paid for long-term investments	(92,944)	(101,964)	(284,118)	(44,584)
Cash received from an investee due to withdrawal of investment	—	2,000	—	—
Cash received from an investee for its partial disposal of an investment	—	38,532	—	—
Cash received from a disposal of an investment	—	—	554,889	87,074
Proceeds from disposal of property and equipment	159	971	1,847	290
Loan to a third party	(10,000)	—	—	—

Net cash (used in)/provided by investing activities	(3,684,971)	1,004,780	(1,880,320)	(295,064)

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$ (Note 2(e))
Cash flows from financing activities
Net proceeds from issuance of ordinary shares upon follow-on public offering	2,110,715	—	—	—
Proceeds from exercise of vested share options	22,936	265,294	10,723	1,683

Net cash provided by financing activities	2,133,651	265,294	10,723	1,683

Net increase (decrease) in cash and cash equivalents and restricted cash	394,094	2,509,948	(1,542,144)	(241,997)
Cash and cash equivalents and restricted cash at the beginning of the year	709,019	1,114,585	3,458,462	542,708
Effect of exchange rate changes on cash and cash equivalents and restricted cash	11,472	(166,071)	(69,864)	(10,962)

Cash and cash equivalents and restricted cash at the end of the year	1,114,585	3,458,462	1,846,454	289,749

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$ (Note 2(e))
Supplemental disclosure of cash flows information:
- Income tax paid	84,898	185,888	96,096	15,080
- Acquisition of property and equipment in form of accounts payable and amounts due to a related party	3,574	5,645	4,301	675
- Non-cash transaction for acquiring an equity investment	1,500	—	—	—
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities

(a)	Organization and principal activities
HUYA Inc. (“Huya” or the “Company”, also refer to Huya’s consolidated operating entities, where appropriate) is a holding company incorporated in Cayman Islands on March 30, 2017 and conducts its business through its subsidiaries, a VIE and VIE’s subsidiaries (“VIEs”, also refer to VIE and its subsidiaries as a whole, where appropriate) (collectively, the “Group”) in the People’s Republic of China (the “PRC”).
The Group is principally engaged in operating its own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. The primary theme of the Group’s platforms is game live streaming. The Group has also extended themes to life and entertainment topics beyond games to cater for the Group’s users’ growing entertainment demands. In providing these services, the Group has cooperated with talent agencies in broadcaster recruitment, live streaming training and support, promotion strategies development and content management and discipline under the Group’s guidance and supervision. Company generates majority of its revenue from sales of virtual items in live streaming platforms as well as other services, which substantially consist of sub-licensing, advertising and online game-related services.
Before April 3, 2020, the Company was a subsidiary of JOYY Inc. (“JOYY”, refer to JOYY Inc. or JOYY’s consolidated operating entities, where appropriate). On April 3, 2020, JOYY transferred 16,523,819
Class B ordinary shares of Huya to Linen Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited (the “Parent Company” or “Tencent”). Upon the closing of the shares transfer, Tencent’s voting power in Huya increased to more than
 50% and became the controlling shareholder of Huya.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(c)	Principal subsidiaries and VIE
As of December 31, 2021, the Company’s principal subsidiaries and VIE are as follows:

Name	Place of incorporation	Date of incorporation	% of direct or indirect economic ownership	Principal activities
Principal subsidiaries
Huya Limited	Hong Kong	January 4, 2017	100%	Investment holding
Guangzhou Huya Technology Co., Ltd. (“Huya Technology”)	PRC	June 16, 2017	100%	Software development
HUYA PTE. LTD.	Singapore	July 23, 2018	100%	Internet value added services
Hainan Huya Entertainment Information Technology Co., Ltd. (“Hainan Huya”)	PRC	December 4, 2019	100%	Cultural and Creative services
VIE
Guangzhou Huya Information Technology Co., Ltd. (“Guangzhou Huya”)	PRC	August 10, 2016	100%	Internet value added services

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable interest entities
VIE agreements amongst Huya Technology, Guangzhou Huya and its shareholders
PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information, value-added telecommunications services. Huya is a Cayman Islands company and its PRC subsidiary is considered a foreign-invested enterprise. Huya believes the live streaming service offered through its platform constitutes a type of value-added telecommunication service where foreign ownership and investment are restricted; and therefore Huya should operate its platform through contractual arrangements with a variable interest entity and its shareholders to ensure compliance with the relevant PRC laws and regulations. Huya has entered into a series of contractual arrangements, through Huya Technology, with Guangzhou Huya and the shareholders of Guangzhou Huya to obtain effective control over Guangzhou Huya and its subsidiaries, through which Huya operates its live streaming business.
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
As a result of these contractual arrangements, Huya Technology is the primary beneficiary of Guangzhou Huya, and Huya treats Guangzhou Huya as the variable interest entity under U.S. GAAP. Huya has consolidated the financial results of Guangzhou Huya and its subsidiaries in Huya’s consolidated financial statements in accordance with U.S. GAAP. Refer to Note 2(b) to the consolidated financial statements for the principles of consolidation.
As detailed in Note 1(a), Tencent became the controlling shareholder of Huya starting from April 3, 2020. Subsequently, the shareholders of Guangzhou Huya were changed from Guangzhou Huaduo Network Technology Co., Ltd. (“Guangzhou Huaduo”) and Guangzhou Qinlv Investment Consulting Co., Ltd. (“Guangzhou Qinlv”) to Linzhi Tencent Technology Co., Ltd. (“Linzhi Tencent”). Huya Technology, Guangzhou Huya and Linzhi Tencent, the new shareholder of Guangzhou Huya, entered into a series of contractual arrangements on 17 September 2020. Based on management’s assessment, there is no substantial change in the contractual arrangements and Huya Technology continues to be the primary beneficiary of Guangzhou Huya.

(i)	VIE agreements amongst Huya Technology, Guangzhou Huya, Guangzhou Huaduo and Guangzhou Qinlv
The following is a summary of the contractual arrangements entered among Huya Technology, Guangzhou Huya and its shareholders.

•	Exclusive Business Cooperation Agreement
Huya Technology and Guangzhou Huya entered into exclusive business cooperation agreements under which Guangzhou Huya engages Huya Technology as its exclusive provider of technology support, business support and consulting services. Guangzhou Huya shall pay to Huya Technology service fees, which is determined by Huya Technology at its sole discretion. Huya Technology shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising from the performance of the agreement. During the term of the agreement, Guangzhou Huya shall not accept any consultations and/or services provided by any third party and shall not cooperate with any third party for the provision of identical or similar services without prior consent of Huya Technology. The term of this agreement is ten years and will be extended for ten years automatically after expiration, unless otherwise agreed by both parties in a written agreement. Huya Technology is entitled to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable interest entities (continued)
VIE agreements amongst Huya Technology, Guangzhou Huya and its shareholders (continued)

(i)	VIE agreements amongst Huya Technology, Guangzhou Huya, Guangzhou Huaduo and Guangzhou Qinlv (continued)

•	Exclusive Purchase Option Agreement
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable interest entities (continued)
VIE agreements amongst Huya Technology, Guangzhou Huya and its shareholders (continued)

(ii)	VIE agreements amongst Huya Technology, Guangzhou Huya and Linzhi Tencent (continued)

•	Exclusive Option Agreement
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

Risks in relation to the VIE structure
The Business was primarily conducted through Guangzhou Huya, the VIE, controlled by the Wholly foreign-owned enterprise (“WFOE”) through contractual arrangements. In the opinion of management, the contractual arrangements with the VIE and the shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements. In March 2019, the National People’s Congress enacted PRC Foreign Investment Law which would be effective starting from January 1, 2020. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all
provision under the definition of “foreign investment”, which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Existing laws or administrative regulations remain unclear whether the contractual arrangements with variable interest entities will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. However, the possibility that such entities will be deemed as foreign invested enterprise and subject to relevant restrictions in the future shall not be excluded. If variable interest entities fall within the definition of foreign investment entities, the Group’s ability to use the contractual arrangements with the VIE and the Group’s ability to conduct business through the VIE could be severely limited. The Group’s ability to control the VIE also depends on the power of attorney that the wholly owned subsidiary of the Group has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Group believes these powers of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure and the contractual arrangements with the VIE through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

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

The following table sets forth the financial data for the VIEs on an aggregated basis. For purposes of this presentation, activity within and between the VIEs have been eliminated, but transactions with other entities within the Consolidated Group have been included without elimination. Presentation of the comparative data for 2019 and 2020 have been expanded to conform to the current year presentation.
Selected Condensed Consolidated Balance Sheets Data for the VIEs

	As of December 31,
	2020	2021
	RMB	RMB
Assets
Cash and cash equivalents	315,346	474,143
Restricted cash	136,989	45,412
Short-term deposits	100,000	—
Accounts receivable, net	47,497	64,301
Prepayments and other current assets	78,910	216,740
Amounts due from related parties	59,284	129,364
Amounts due from Group companies (1)	1,472,386	1,379,170
Investments	231,311	449,684
Intangible assets, net	61,846	80,010
Right of use asset	826	1,701
Prepayments and other non-current assets	6,135	1,223
Other assets	71,995	13,035

Total assets	2,582,525	2,854,783

Deferred revenue and Advances from customers	651,636	563,259
Accrued liabilities and other current liabilities	492,164	500,530
Amount due to related parties	31,791	101,247
Other liabilities	59,320	12,355

Total liabilities	1,234,911	1,177,391

Total shareholders’ equity	1,347,614	1,677,392

These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable i nterest entities (continued)

Selected Condensed Consolidated Statements
of Operation Data
for the VIEs

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Third-party revenues	8,293,317	10,738,074	10,897,479
Total cost and expenses (2)	(7,954,302)	(10,477,605)	(10,789,307)
Others, net	129,487	82,469	195,202

Income before income tax	468,502	342,938	303,374
Income tax expenses	(71,401)	(76,394)	(50,374)
Share of loss from equity method investments	(2,775)	(817)	(37)

Net income	394,326	265,727	252,963

Selected Condensed Consolidated Cash Flows Data for the VIEs

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash provided by operating activities (3)	1,667,634	230,204	1,176,397

Capital contributions and advances to Group companies	(861,078)	(1,300,825)	(911,916)
Other investing activities	(1,023,878)	1,083,634	(197,261)

Net cash used in investing activities	(1,884,956)	(217,191)	(1,109,177)

Other financing activities	(519)	—	—

Net cash used in financing activities	(519)	—	—

Note:
(1)
Inter-company service fees for technology support, business support and consulting fees (collectively defined as “VIE service fees”) are charged pursuant to the exclusive business cooperation agreement. As of December 31, 2019, 2020, and 2021, the outstanding balance of amounts due from Group companies were inter-company advances. There were no outstanding balances for VIE service fees charged to the VIEs.

(2)	For the years ended December 31, 2019, 2020 and 2021, VIE service fees were charged by WFOE and other subsidiaries to the VIEs amounting to RMB929.6 million, RMB7,543.2 million and RMB8,664.1 million.
(3)	For the years ended December 31, 2019, 2020 and 2021, cash paid by the VIEs to the WFOE and other subsidiaries for VIE service fees were RMB929.6 million, RMB7,543.2 million and RMB8,664.1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies

(a)	Basis of presentation
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
The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, related disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Actual results could differ materially from such estimates. The Company believes that the assessment of whether the Group acts as a principal or an agent in different revenue streams, the determination of estimated selling prices of multiple element revenue contracts, the valuation allowance for deferred tax assets and income tax, subsequent adjustment due to significant observable price change for the equity investments without readily determinable fair values and not accounted for by the equity method, and allowances for credit losses, represent critical accounting policies that reflect more significant judgments and estimates used in the preparation of its consolidated financial statements.
Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d)	Foreign currency translation
The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Hong Kong, Cayman Islands and Singapore is United States dollar (“US$”), while the functional currency of the Group’s entities in PRC is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income (loss) in the statement of comprehensive income.
Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end
are recognized in foreign currency exchange gains (losses), net in the consolidated statement of comprehensive income.

F - 2
2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(e)	Convenience translation
Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 =RMB6.3726 on December 30, 2021 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Cash and cash equivalents
Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term and highly liquid investments placed with banks, which have both of the following characteristics:

i)	Readily convertible to known amounts of cash throughout the maturity period;

ii)	So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.
The Group considers all highly liquid investments with original maturities of three months or less as cash equivalents.

(g)	Restricted cash
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

(h)	Short-term deposits
Short-term deposits represent time deposits placed with banks with original maturities of more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statement of comprehensive income during the years presented.

(i)	Short-term investments
For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive income.

( j )	Receivables
Before January 1, 2020, the Group determined the allowance for doubtful accounts based on an assessment of historical collection activity, the current business environment and forecasts that may affect the customers’ ability to pay. From January 1, 2020, the Group adopted ASU
No. 2016-13,
“Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group used a modified retrospective approach with a cumulative-effect increase of approximately RMB3,067 recorded in accumulated deficit as of January 1, 2020.
The Group’s accounts receivable and other receivables recorded in amount due from related parties, prepayments and other current assets are within the scope of ASC Topic 326. Accounts receivable consist primarily of receivables from third-party payment platforms and advertising customers.
To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical experience of loss severity and recoveries, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. Other key factors that influence the expected credit loss analysis include credit rating, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption.

F - 2
3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

( k )	Investments
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
Equity Investments without Readily Determinable Fair Values
The Group elected to record equity investments without readily determinable fair values, which are not accounted for using the equity method and do not qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value per share (or its equivalent) of the investments and, at cost, less impairment, adjusted for subsequent observable price changes, and will report changes in the carrying values of the equity investments in earnings. Changes in the carrying values of the equity investment are made whenever there are impairment or observable price changes in orderly transactions for the identical or similar investment of the same issuer that are known or that can reasonably be known to the Group based on reasonable effort.
For equity investments without readily determinable fair value for which the Group has elected to apply the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date, applying judgment in considering various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.
Available-for-sale Debt Investments
The Group has classified its investment in debt securities, other than those the held to maturity debt securities, as available-for-sale securities. The Group recorded available-for-sale debt investments at estimated fair values with the aggregate unrealized gains and losses, net of tax, being reflected in “accumulated other comprehensive income (loss)” in the consolidated balance sheets. If the amortized cost basis of an available-for-sale investment exceeds its fair value and if the Group has the intention to sell the investment or it is more likely than not that the Group will be required to sell the investment before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of comprehensive income. If the Group does not have the intention to sell the investment and it is not more likely than not that the Group will be required to sell the investment before recovery of the amortized cost basis and the Group determines that the decline in fair value below the amortized cost basis of an available-for-sale investment is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance for credit losses along with the operating expense in the consolidated statements of comprehensive income. The allowance is measured as the amount by which the debt investment’s amortized cost basis exceeds the Group’s best estimate of the present value of cash flows expected to be collected. The Group monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(l)	Property and equipment
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

	Estimated useful lives	Residual rate
Servers, computers and equipment	3 years	0%
Leasehold improvements	Shorter of lease term or the estimated useful lives of the assets	0%
Others	3-5 years	0%-5%

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of comprehensive income.

( m )	Intangible assets
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

Estimated useful lives
Copyrights of video content	1 – 4 years
License	15 years
Software	1 – 10 years
Domain names	15 years
Trademarks	5 years

( n )	Impairment of long-lived assets
For long-lived assets other than investments whose impairment policy is discussed elsewhere in the financial statements, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset grouping may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the asset grouping. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.
No impairment of long-lived assets was recognized for the years ended December 31, 2019, 2020 and 2021.

F - 2
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
Revenues are recognized when control of the promised virtual items or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those virtual items or services. The following table disaggregates the Group’s revenue by major type for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Live streaming	7,976,214	10,311,624	10,186,204
Other revenues (i)	398,287	602,750	1,165,242

Total	8,374,501	10,914,374	11,351,446

(i)	Other revenues mainly include advertising, sub-licensing and online games revenues.

Revenue recognition and significant judgments

(i)	Live streaming
The Group is principally engaged in operating its own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. It generates revenue primarily from sales of virtual items in the platforms. The Group has a recharge system for users to purchase the Group’s virtual currency, which can then be utilised to purchase virtual items for use on the live streaming platforms. Users can recharge via various online payment platforms, including WeChat Pay, AliPay and other payment platforms. Virtual currency is non-refundable
and without expiry. As the virtual currency is often consumed soon after it is purchased based on history of turnover of the virtual currency, the Group considers it does not expect to be entitled to a breakage amount for the virtual currency. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated. The Group shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with broadcasters and talent agencies which recruit and manage broadcasters in accordance with their revenue sharing arrangements.
The Group evaluates and determines that it is the principal and views users to be its customers in the revenue generating arrangement and the Group reports live streaming revenues on a gross basis. Accordingly, the amounts billed to users are recorded as revenues and revenue sharing fee paid/payable to broadcasters and talent agencies are recorded as cost of revenues. Where the Group is the principal, it controls the virtual items before they are transferred to users. Its control is evidenced by the Group’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Group being primarily responsible to users and having a level of discretion in establishing pricing.
The Group designs, creates and offers various virtual items for sales to users with pre-determined
standalone selling price. Sales proceeds are recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use, while time-based items could be used for a fixed period of time. Users can purchase and present consumable items to broadcasters to show support for their favorite broadcasters, or purchase time-based virtual items for one or multiple months at a monthly fee, which provide users with recognized status, such as priority speaking rights or special user symbols over a period of time. Revenue related to each of consumable items as a single performance obligation provided on a consumption basis, is recognized at the point in time when the virtual item is transferred directly to the users and consumed by them, while revenue related to time-based virtual items provided on a subscription basis is recognized ratably over the contract period. The Group does not have further performance obligations to the user after the virtual items are consumed immediately or after the stated contract period of time for time-based items.

F - 2
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
The Group allocates the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. For instances where standalone selling price is not directly observable as the Group does not sell the virtual item separately, such as the noble member status and the virtual currency coupons, the Group determines the standalone selling price based on pricing strategies, market factors and strategic objectives. In respect of the right of subsequent renewal at a discounted price, the Group estimates individual user’s times of renewal based on historical data of users’ spending pattern and average times of renewal. The Group recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For revenue allocated to noble member status, it’s generally recognized ratably over the contract period as users simultaneously consume and receive benefits. For revenue related to virtual currency coupons provided on a consumption basis, virtual currency coupons used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed above unless otherwise stated. Although the virtual currency coupons have expiry dates, the Group considers the impact of the breakage amount for virtual currency coupons is insignificant as historical data shows that virtual currency coupons are consumed shortly after they are released to users and the forfeiture rate remains relatively low for the periods reported, therefore, the Group does not expect to be entitled to a breakage amount for the virtual currency coupons. For the right of subsequent renewal at a discounted price, upon each time a subsequent renewal is purchased, the cash received is recorded as deferred revenue and allocated proportionally to the noble member status and virtual currency coupons based on their relative standalone selling price and revenue is then recognized following the revenue recognition method of noble member status and virtual currency coupons as described above.
As the Group’s live streaming virtual items are generally sold without right of return and the Group does not provide any other credit and incentive to its users, therefore accounting of variable consideration when estimating the amount of revenue to recognize is not applicable to the Group’s live streaming business.

F - 2
7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(o)	Revenue (continued)
Revenue recognition and significant judgments (continued)

(ii)	Sub-licensing
The Group generates licensing revenue primarily from
sub-licensing
broadcasting rights of
e-sports
contents, which was purchased from the e-sports contents providers, to other livestreaming platforms. The e-sports contents consist of a series of matches. As the licensed e-sports contents are not available for broadcasting and sub-licensing until the e-sports contents of each match is delivered and produced, the sub-licensing revenue is treated as a point of time type of revenue when the e-sports content of each match was broadcasted and sub-licensed to the other platforms.
Revenues from barter transactions were recognized during the year ended December 31, 2021, in which the e-sports contents are sub-licensed to other live streaming platforms. Barter transactions in which e-sports contents are received in exchange for other e-sports contents are recorded based on the fair values of the e-sports contents received under ASC 606.

(iii)	Advertising
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
The Group provides sales incentives to certain customers in the forms of discounts and rebates based on purchase volume, which are accounted for as variable consideration. The Group estimates these amounts based on the expected amount to be provided to customers considering the contracted rebate rates and estimated sales volume based on historical experience, and reduce revenues recognized. The Group believes that there will not be significant changes to its estimates of variable consideration.

F - 2
8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(o)	Revenue (continued)
Revenue recognition and significant judgments (continued)

(iv)	Online games revenues
The Group generates revenues from offering virtual items in online games developed by the Group itself or third parties to game users. The Group has a recharge system for game users to purchase game tokens for use. Game users can recharge via various online payment platforms, including WeChat Pay, AliPay and other payment platforms. Game tokens is non-refundable
and without expiry. As the game token is often consumed soon after it is purchased based on history of turnover of the game token, the Group considers it does not expect to be entitled to a breakage amount for the game token.
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

F - 2
9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(o)	Revenue (continued)

Contract balances
The Group collects accounts receivable from various online payment platforms, advertising customers, distribution platforms and livestreaming platforms. Prior to January 1, 2020, The Group records the allowance for specifically identified non-recoverable
amounts. The Group determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. Starting from January 1, 2020, the group adopted ASC Topic 326 used a modified retrospective approach with a cumulative-effect increase of approximately RMB3,067 recorded, the ECL provision for accounts reflects the Group’s best estimate of its expected credit loss in the accounts receivable balance. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The activity in the loss allowance for the year ended December 31, 2021 presented is disclosed and detailed in Note 8, Note 9 and Note 22.
Contract liabilities primarily consist of deferred revenue for unconsumed virtual items and unamortized revenue from virtual items in the Group’s platforms, where there is still an obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.
During the years ended December 31, 2019, 2020 and 2021, the Group recognized revenue amounting to RMB483,781, RMB845,966 and RMB485,878, respectively, that had been was included in the corresponding contract liability balance at the beginning of the years.

F -
30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(o)	Revenue (continued)
Contract balances (continued)

As of December 31, 2021, the aggregate amount of the transaction price allocated to the remaining performance obligation was
RMB578,484 , the Company expects to recognize the remaining performance obligation as revenue as follows. However, the amount and timing of revenue recognition is largely driven by customer usage, which can extend beyond the original contractual term.

	2022	2023 and after	Total
	RMB	RMB	RMB
Revenue expected to be recognized	459,509	118,975	578,484

(p)	Cost of revenues
Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees to broadcasters and content costs, including payments to e-sports content providers and other various content providers, (ii) bandwidth costs, (iii) salaries and welfare, (iv) payment handling costs, (v) share-based compensation, (vi) depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platform, (vii) other taxes and surcharges, and (viii) other costs.

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
The Company recognizes software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Company ha
d
not capitalized any costs related to internal use software during the years ended December 31, 2019, 2020 and 2021.

(r)	Sales and marketing expenses
Sales and marketing expenses primarily consist of (i) advertising and market promotion expenses, (ii) salaries and welfare for sales and marketing personnel, and (iii) share-based compensation for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB353,829, RMB449,042 and RMB655,957 for the years ended December 31, 2019, 2020 and 2021, respectively.

(s)	General and administrative expenses
General and administrative expenses primarily consist of (i) salaries and welfare for management and administrative personnel, and (ii) share-based compensation for management and administrative personnel.

(t)	Employee social security and welfare benefits
Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statement of comprehensive income amounted to RMB128,256, RMB116,292 and RMB187,200 for the years ended December 31, 2019, 2020 and 2021, respectively.

F - 3
1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(u)	Share-based compensation
Share-based compensation expense arises from share-based awards, including share options for the purchase of Huya’s ordinary shares and Huya’s restricted share units, granted by the Group to its management, key employees and non-employees
(“Huya Share-based Awards”), and restricted share units granted by JOYY with its own underlying shares to certain management and other key employees who to some extent provide services to the Group (“JOYY’s Share-based Awards”).
Huya Share-based Awards
Huya’s share options
Prior to the IPO date (Note 1(b)), in determining the fair value of share options granted, the binomial option-pricing model was applied. The determination of the fair value was affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends. Following the listing of the Company, the grant date fair value of share options began to be determined based on the stock price of the Company’s ordinary shares listed on the NYSE minus the respective exercise price.
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
Prior to the IPO, in determining the fair value of the underlying ordinary shares related to the RSUs granted, a combination of discounted cash flow method (“DCF”) under income approach and guideline companies method (“GCM”) under market approach is applied, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. DCF method of the income approach involves applying appropriate weighted average cost of capital, or WACC, to discount the future cash flows forecast, based on the Company best estimates as of the valuation date, to present value. The WACC was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic
risk factors. GCM was also adopted under the market approach to arrive at an equity valuation for the Company. GCM employs trading multiples method of selected public comparable companies including trailing and leading Enterprise Value/Revenue multiples. Based on the Company current stage of development and the conceptual strength of the income approach, the Company assigne
d 50% weight to each of the income approach and the market approach for the valuation date.
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
Lease liabilities are recognized at the present value of the fixed lease payments using a discount rate based on similarly secured borrowings available to us. Lease assets are recognized based on the initial present value of the fixed lease payments plus any direct costs from executing the leases or lease prepayments reclassified from “Prepayments and other current assets” upon lease commencement. Operating lease expense are recognized on a straight-line basis as cost of sales, selling, general and administrative expenses and research and development expenses over the term of the lease.

(w)	Government grants
Government grants, which mainly represent amounts received from central and local governments in connection with the Company’s investments in local business districts and contributions to technology development, are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated income statements upon receipt and when all conditions attached to the grants are fulfilled.

(x)	Income taxes
Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in statement of comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.
Uncertain tax positions
The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2019, 2020 and 2021. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

F - 3
4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

( y )	Statutory reserves
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
During the year
s
ended December 31, 2019, 2020 and 2021, appropriations to general reserve fund and statutory surplus fund amounted to RMB30,045, RMB57,750 and nil, respectively.

( z )	Related parties
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

( aa )	Dividends
Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2019, 2020 and 2021. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

F - 3
5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

( bb )	Income per share
Basic income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.
Diluted income per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options and the vesting of restrict share units using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted income per share calculation when inclusion of such share would be anti-dilutive.

( cc )	Segment reporting
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

F - 3
6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

( dd )	Recently issued accounting pronouncements
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
In November 2021, the FASB issued ASU No.2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The ASU is currently not expected to have a material impact on the Group’s financial results or financial position.

F - 3
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
The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term deposits, short-term investment and accounts receivable.
As of December 31, 2020 and 2021, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term deposits and short-term investment were placed with the PRC financial institutions and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or international banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents and term deposits for the years ended December 31, 2019, 2020 and 2021 and believes that its credit risk to be minimal. Accounts receivable is typically unsecured and is primarily derived from revenue earned from third-party payment platforms, advertising services, third-party distribution platforms and third-party livestreaming platforms.

4.	Cash and cash equivalents
Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, and all highly liquid investments with maturities of three months or less. Cash and cash equivalents balance as of December 31, 2020 and 2021 primarily consist of the following currencies:

	December 31, 2020		December 31, 2021
	Amount	RMB equivalent	Amount	RMB equivalent
RMB	989,824	989,824	1,341,236	1,341,236
US$	344,450	2,247,500	66,204	422,096
SGD	11,131	54,892	5,642	26,617
Others (i)	N/A	1,357	N/A	835

Total		3,293,573		1,790,784

(i)	As of December 31, 2020 and 2021, the other currencies consist of Hong Kong Dollar, Brazilian Real and Thai Baht.

F - 3
8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

5.	Restricted cash
The Group’s restricted cash represents substantially cash balances on deposit required by its commercial banks, the court and the government. As of December 31, 2020 and 2021, the Group’s restricted cash balances were
RMB164,889 and RMB55,670, respectively.
As of December 31, 2021, among the Group’s restricted cash,
 R
MB52,910
had been restricted by the government as part of their ongoing investigations on certain third parties’ activities. The restrictions will be subsequently removed when the investigations are closed.

6.	Short-term deposits
Short-term deposits represent time deposits placed with banks with original maturities more than three months but less than one year. Short-term deposits balance as of December 31, 2020 and 2021 primarily consist of the following currencies:

	December 31, 2020		December 31, 2021
	Amount	RMB equivalent	Amount	RMB equivalent
RMB	1,800,000	1,800,000	2,460,000	2,460,000
US$	639,824	4,174,790	924,125	5,891,945

Total		5,974,790		8,351,945

7.	Short-term investments
The Group’s short-term investments in financial instruments were RMB1,206,539 and RMB816,331 as of December 31, 2020 and 2021, respectively, and are placed in reputable financial institutions in PRC.

8.	Accounts receivable, net

	December 31,
	2020	2021
	RMB	RMB
Accounts receivable, gross	75,686	90,330
Less: expected credit loss provision	(4,449)	(2,296)

Accounts receivable, net	71,237	88,034

F - 3
9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

The Group recorded a provision for current expected credit loss. The following table sets out movements of the expected credit loss provision for the years ended December 31, 2019, 2020 and 2021:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Beginning balance prior to ASC 326	—	(922)	—
Impact of adoption to ASC326	—	(3,122)	—
Balance at beginning of the year	(922)	(4,044)	(4,449)

Current year provision	—	(1,907)	(715)
Current year reversal	—	1,502	2,868

Balance at end of the year	(922)	(4,449)	(2,296)

9.	Prepayments and other current assets, net

	December 31,
	2020	2021
	RMB	RMB
Prepayments to vendors and content providers	203,972	196,466
Input value-added tax to be deducted	82,966	184,061
Interests receivable	103,531	129,989
Prepayment of income tax	58,601	78,101
Receivables from the exercise of vested share options and individual income tax paid on behalf of employees related to share-based awards	13,285	45,217
Loan to a third party	11,350	12,850
Prepayments to third-party payment platform	6,093	8,710
Others	15,634	9,574
Less: expected credit loss provision	(324)	(23)

Total	495,108	664,945

The following table presents the activity in the expected credit loss provision related to other receivables for the year
s
ended December 31,
 2019,

2020 and 2021:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Beginning balance prior to ASC 326	—	—	—
Impact of adoption to ASC326	—	(308)	—
Balance at beginning of the year	—	(308)	(324)

Current year provision	—	(155)	—
Current year reversal	—	139	301

Balance at end of the year	—	(324)	(23)

F -
40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

10.	Investments

	December 31,
	2020	2021
	RMB	RMB
Equity investments without readily determinable fair values (i)	279,818	450,937
Debt investments (ii)	—	157,160
Equity method investments (iii)	187,388	520

	467,206	608,617

(i)
Equity investments without readily determinable fair values include investment in equity securities of private investee companies over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock.

In 2020 and 2021, the Group acquired equity interests in a number of privately-held investee companies at with a total consideration of RM
B101,964 and RMB126,958, respectively.
The Group elected to apply the measurement alternative to account for these investments (see Note 2(k)).

(ii)
In 2021, the Group made an investment in debt securities (i.e. certain preferred shares) of a privately-held investee company at a cash consideration of
RM
B157,160
(“Debt Investment”). Given that the preferred stock will become redeemable simply by the the passage of time and the intention of the Group is to hold and consider a future disposal, the investment is accounted for as an available-for-sale debt investment (see Note 2(k)), wherein the investment is carried at fair value with realized or unrealized gains or losses recorded in accumulative other comprehensive income (loss). As of December 31, 2021, the fair value of the Debt Investment is not materially different from the fair value at the acquisition date.

(iii)
In 2018, the Group invested as one of the limited partners with significant influence in an investment fund (the “Fund”) which owns an equity interest in an online game company, which was accounted for as an equity investment. For the year ended December 31, 2021, the Group disposed of its interest (through sales to two separate parties) in the Fund with a disposal gain of

R
MB378,679 recognized, of which RMB360,589 was related to the transaction with an entity owned by Tencent.
 The t
otal cash con
sideration was RMB554,889
, of wh
ich RMB529,070 was related to a tra
nsaction under
taken with an entity owned by Tencent.

11.	Property and equipment, net
Property and equipment consist of the following:

	December 31,
	2020	2021
	RMB	RMB
Gross carrying amount
Servers, computers and equipment	186,874	204,082
Leasehold improvements	34,244	34,653
Others	11,002	19,211

Total	232,120	257,946

Less: accumulated depreciation	(137,565)	(178,335)

Property and equipment, net	94,555	79,611

Depreciation expense for the years ended December 31, 2019, 2020 and 2021 were RMB45,455, RMB58,440 and RMB49,875, respectively.

F - 4
1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

12.	Intangible assets, net
The following table summarizes the Group’s intangible assets:

	December 31,
	2020	2021
	RMB	RMB
Gross carrying amount
Copyrights of video content s	83,865	133,865
License	32,000	32,000
Software	11,142	21,498
Domain names	5,283	5,283
Trademark s	1,132	1,132

Total	133,422	193,778

Less: accumulated amortization
Copyrights of video content s	(53,262)	(82,312)
License	(5,689)	(7,822)
Software	(8,728)	(16,125)
Domain names	(2,022)	(2,445)
Trademark s	(925)	(1,132)

Total accumulated amortization	(70,626)	(109,836)

Intangible assets, net	62,796	83,942

Amortization expense for the years ended December 31, 2019, 2020 and 2021 were RMB17,080, RMB44,362 and RMB39,239, respectively.
As of December 31, 2021, intangible assets amortization expense for future years is expected to be as follows:

Year end ed December 31,	Amortization expense of intangible assets
RMB
2022	32,042
2023	22,710
2024	7,943
2025	2,768
2026	2,734
The weighted average amortization periods of intangible assets as of December 31, 2020 and 2021 are as below:

December 31,
	2020	2021

Copyrights of video content s	2 years	3 years
License	15 years	15 years
Software	2 years	4 years
Domain names	15 years	15 years
Trademark s	5 years	5 years

F - 4
2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

13.	Prepayments and other non-current assets

	December 31,
	2020	2021
	RMB	RMB
Prepayments to vendors and content providers	58,706	139,968
Refundable lease deposits	8,173	8,519
Prepayments for purchase of land use right (i)	310,220	—
Others	2,362	2,400

Total	379,461	150,887

(i)
In November 2020, the Company had entered into an agreement for the acquisition of land use rights for its operations and the prepayment was amounted to

RM
B310,220
as of December 31, 2020. In July 2021, the Company obtained the effective land use certificate and accordingly recognized the prepayment of the land use right as right of use asset.

14.	Advances from customers and deferred revenue

	December 31,
	2020	2021
	RMB	RMB
Deferred revenue, current	399,053	438,309
Advances from customers	86,825	21,200

Total current advances from customers and deferred revenue	485,878	459,509

Deferred revenue, non-current	178,144	118,975

Total non-current deferred revenue	178,144	118,975

15.	Accrued liabilities and other current liabilities

	December 31,
	2020	2021
	RMB	RMB

Revenue sharing fees	990,867	1,051,354
Salaries and welfare	263,310	231,465
Marketing and promotion expenses	152,010	175,357
Bandwidth costs	86,967	136,444
Other taxes payable	43,158	59,054
License fees	40,749	52,624
Deposits from content providers, suppliers and advertising customers	50,909	41,941
Others	79,319	97,213

Total	1,707,289	1,845,452

F - 4
3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

16.	Cost of revenues

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenue sharing fees and content costs	5,552,712	7,086,832	8,374,555
Bandwidth costs	800,827	879,172	713,672
Salaries and welfare	255,258	306,805	322,604
Payment handling costs	120,429	154,538	151,913
Share-based compensation	31,593	64,942	56,629
Others	131,760	154,019	131,787

Total	6,892,579	8,646,308	9,751,160

17.	Other income
Other income is primarily comprised of gains recognized for government grants which represent cash subsidies received from the PRC government. For the years ended December 31, 2020 and 2021, the Company recognized government grants as other income amounting to R
MB173,382 and RMB191,723.

18.	Taxation

(a)	PRC value-added tax and related surcharges
The Group is subject to value-added tax (“VAT”) and related surcharges on the revenues earned for services provided in the PRC. Net revenues are presented after netting off the VAT. The primary applicable rate of VAT i
s 6%
for the years ended December 31, 2019, 2020 and 2021. All entities in PRC are also subject to surcharges on value-added tax payments in accordance with PRC law.

(b)	Income taxes
(i) Cayman Islands
Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
(ii) Hong Kong
Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any withholding tax in Hong Kong. Commencing from the year of assessment of 2019, 2020 and 2021, the first HK$2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

F - 4
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
(iv) PRC
In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The Group’s PRC entities are subject to a uniform income tax rate of 25% for years presented.
Certified High and New Technology Enterprises (“HNTE”) are entitled to a preferential tax rate of 15%, but need to re-apply
every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year, and must instead use the regular 25% EIT rate.
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
An entity registered in Hainan Free Trade Port (“FTP”) and operating substantially that qualifies as an “Encouraged Industrial Enterprises” (an “EIE”) is entitled to a preferential income tax rate of 15% for five years since January 1, 2020. Entities must perform a self-assessment each year to ensure they meet the criteria for qualification, pursuant to SAT Public Notice
[
2020
]
No.31 (“Circular 31”). According to Hainan Provincial Tax Bureau Public Notice [2021] No.1 (“Circular 1”), enterprises set up in Hainan FTP without any branches outside shall have substantive operations in Hainan FTP, which means that such enterprises shall maintain actual business operation, human resources, finance management as well as assets solely in Hainan FTP in order to enjoy the preferential tax rate. If an EIE fails to meet the criteria for qualification as an EIE or requirement of substanti ve VIE operations
in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year and must instead use the regular 25% EIT rate.
The Group’s PRC entities provided for enterprise income tax are as follows:

•
Huya Technology was qualified as a Software Enterprise, and enjoyed the zero preferential tax rate starting from 2017 and 12.5% preferential tax rate starting from 2019. In 2019, Huya Technology qualified as a KNSE and applied the income tax rate of 10% for 2019 pursuant to SAT Public Notice [2018] No.23 (“Circular 23”).

•
The qualification as a KNSE is subject to annual evaluation and approval by the relevant authorities in China and we will only recognize the preferential tax treatment of KNSE status when approval from the relevant authorities is obtained, usually one year in arrears. In 2021, the NDRC, together with several other authorities, jointly published the Circular on the Requirements for the Formulation of the List of Integrated Circuit Enterprises or Project and Software Enterprises Enjoying Tax Preferences, which provides higher requirements on KNSE than before. Huya Technology was not able to maintain its KNSE qualification for the year of 2020 due to the changes in the relevant policies and was notified that it’s not qualified as a KNSE in May, 2021. The impact resulting from not being qualified as a KNSE is not material for the year of 2020.

•	Furthermore, Huya Technology is still qualified as a Software Enterprise and enjoyed 12.5% preferential tax rate in 2021.

•
Guangzhou Huya applied for the HNTE qualification and obtained approval in November 2018 and it is entitled to enjoy the preferential tax rate of 15% as an HNTE for three years starting from 2018. In 2021, Guangzhou Huya obtained renewal for HNTE qualification for next three years and should apply for HNTE qualification in 2024.

•	Hainan Hu ya was qualified as an EIE in Hainan free trade port, and enjoyed the preferential tax rate of 15% for five years starting from 2020.

•	Most of the remaining PRC subsidiaries and VIEs were subject to 25% EIT for the years reported.
According to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”), the additional tax deduction amount for qualified research and development expenses was increased f rom 50% to 75%, effective from 2018.

F - 4
5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.	Taxation (continued)

(b)	Income taxes (continued)
(iv ) PRC (continued)

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
Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2020 and 2021 are approximately RMB 2,609,612 and RMB 3,214,868, respectively. The undistributed earnings and reserves of the Group entities located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability on 10% WHT of aggregate undistributed earnings and reserves of the Company’s entities located in the PRC ha
d
 been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2021.

F - 4
6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.	Taxation (continued)

(b)	Income taxes (continued)

Composition of income tax expenses
Income before income tax expenses for the years ended December 31, 2019, 2020 and 2021 were taxed within the following jurisdictions:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
PRC entities	796,062	994,163	360,160
Non-PRC entities	(229,036)	38,365	(100,641)

Total	567,026	1,032,528	259,519

The current and deferred portion of income tax (benefits) expenses included in the consolidated statements of comprehensive income for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Income tax expenses applicable to China operations
Current income tax expenses	110,408	142,710	16,046
Deferred income tax (benefits) expenses	(14,871)	18,818	28,119

Subtotal income tax expenses applicable to China operations	95,537	161,528	44,165

Income tax expenses applicable to Non-PRC operations
Current income tax expenses	541	15,466	7,056
Deferred income tax (benefits) expenses	—	(210)	4,006

Subtotal income tax expenses applicable to Non-PRC operations	541	15,256	11,062

Total income tax expenses	96,078	176,784	55,227

F - 4
7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.	Taxation (continued)

(b)	Income taxes (continued)
Composition of income tax expenses

(continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate
The reconciliation between the statutory income tax rate and the effective tax rate is as follows:

	For the year ended December 31,
	2019	2020	2021
PRC Statutory income tax rate	25.0%	25.0%	25.0%
Effect of tax holiday and preferential tax benefit s	(18.9)%	(12.3)%	(15.6	) %
Effect of varying tax rates available in different jurisdictions (i)	(3.3)%	(1.6)%	(0.7	) %
Permanent differences (ii)	6.7%	6.1%	19.0%
Change in valuation allowance	15.8%	4.8%	10.7%
Effect of Super Deduction available to the Group	(8.3)%	(4.9)%	(17.1	) %

Effective income tax rate	17.0%	17.1%	21.3%

Effect of tax holidays inside the PRC on basic earnings per share/ADS (RMB)	(0.42)	(0.56)	(0.11)

(i)
For the years ended December 31, 2019, 2020 and 2021, the effect of varying tax rates in different jurisdictions is mainly driven by the interest income derived from short-term
deposits which is subject to an income tax rate o
f 0%
under the tax laws of Cayman Islands, partially offset by the losses arising from overseas business which is subject to an income tax rate o
f 17
% under the ta
x laws of
Singapore.

(ii)	Permanent differences mainly arise from expenses not deductible for tax purposes including primarily share-based compensation costs and expenses incurred by subsidiaries and VIEs.

F - 4
8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.	Taxation (continued)

(b)	Income taxes (continued)

Deferred tax assets and liabilities
Deferred taxes are measured using the enacted tax rates for the years in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2020 and 2021 are as follows:

	December 31,
	2020	2021
	RMB	RMB

Deferred tax assets
Tax loss carried forward	142,408	181,860
Unrealized profit s arising from elimination of inter-company transactions	45,354	5,420
Deferred revenue	2,898	2,435
Others	1,084	1,766

	191,744	191,481

Less: Valuation allowance (i)	(143,431)	(171,236)

Total deferred tax assets	48,313	20,245

Deferred tax liabilities
Unrealized gains on investments	13,350	4,597

Total deferred tax liabilities	13,350	4,597
Net deferred tax assets	34,963	15,648

(i)
Valuation allowance is provided against deferred tax assets wh
e
n the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowances as of December 31, 2020 and 2021 were provided for net operating loss carry forwards, which were mainly incurred by the overseas subsidiaries, because such deferred tax assets are not more likely than not to be realized based on the Group’s estimate of the future taxable income to be derived by the subsidiaries. If events including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry forwards; and (iii) tax planning strategies occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

F - 4
9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.	Taxation (continued)

(b)	Income taxes (continued)

Movement of valuation allowance

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of the year	21,899	94,637	143,431
Additions	89,002	61,069	42,252
Reversals/write-off	(16,264)	(12,275)	(14,447)

Balance at end of the year	94,637	143,431	171,236

Tax loss carry forwards
As of December 31, 2021, total tax losses carried forward of the Company’s subsidiaries and VIEs in the PRC amounted to RMB216,634, which were expected to expire if not u tili
sed between 2022 and 2026.
The accumulated tax losses of subsidiaries incorporated in Singapore of RMB804,853, subject to the agreement of the relevant tax authorities, is allowed to be carried forward to offset against future taxable profits. Such carried forward tax losses in Singapore have no time limit.
In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax filings from 2017 through 2021 remain open to examination by the respective tax authorities.
Uncertain tax positions
The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

F -
50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.	Ordinary shares
Upon

the
follow-on
public offering in
April 2019
, the Company issued
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
During the year ended December 31, 2021, 2,222,119 Class A ordinary shares were issued for the exercised share options and vested restricted share units. Besides, 1,280,804 Class B ordinary shares were converted to Class A ordinary shares.
As of December 31, 2021, 86,993,764 Class A ordinary shares and 151,076,517 Class B ordinary shares had been issued and outstanding, respectively.

F - 5
1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

20.	Share-based compensation
Compensation expense recognized for share-based awards granted by Huya and JOYY was as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Share-based compensation expenses
- Related to Huya Share-based Awards	279,748	408,208	289,705
- Related to JOYY’s Share-based Awards	1,996	—	—

Total	281,744	408,208	289,705

There was no capitalized share-based compensation expense for the years presented.

(a)	Huya Share-based Awards
Huya 2017 Share Incentive Plan
On July 10, 2017, the Board of Directors of the Company approved the establishment of the Huya 2017 Share Incentive Plan for the purpose of providing incentives for employees contributing to the Group. The plan shall be valid and effective fo
r 10
years from the establishment date. The maximum number of shares that may be issued pursuant to all awards under the plan shall be 17,647,058 shares. On March 31, 2018, the Board of Directors approved to increase the maximum number of shares, that may be issued, fro
m 17,647,058 shares to 28,394,117 shares, including incentive share options and restricted share units.
Huya 2021 Share Incentive Plan
On June 10, 2021, the Board of Directors of the Company approved the establishment of the Huya 2021 Share Incentive Plan for the purpose of providing incentives for employees with outstanding performance to generate superior returns to the Group. The plan shall be valid and effective fo
r 10
years from the establishment date. The maximum number of shares that may be issued pursuant to all awards under the plan shall b
e 3,530,111
shares, which shall be solely in the form of restricted share units.

F - 5
2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

20.	Share-based compensation (continued)

(a)	Huya Share-based Awards (continued)

(i) Options
Grant of options
During the years ended December 31, 2019, 2020 and 2021, no share option had been granted to employees or non-employees.
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
Movements in the number of share options granted and their related weighted average exercise prices are as follows:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)
As of December 31, 2018	17,520,555	2.5210	8.82	227,049
Forfeited	(257,750)	2.5500
Exercised	(2,011,144)	2.3290

As of December 31, 2019	15,251,661	2.5458	7.84	234,939

Forfeited	(18,000)	2.5500
Exercised	(14,440,921)	2.5456

As of December 31, 2020	792,740	2.5500	6.61	13,778

Forfeited	—	—
Exercised	(533,425)	2.5500

As of December 31, 2021	259,315	2.5500	5.60	1,138

Expected to vest at December 31, 2021	—	—	—	—

Exercisable as of December 31, 2021	259,315	2.5500	5.60	1,138

Prior to the completion of the IPO, the Company has used the binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions used were as follows:

	2018
Weighted average fair value per option granted	US$	5.2130
Weighted average exercise price	US$	2.47
Risk-free interest rate (1)		2.83%
Expected term (in year) (2)		10
Expected volatility (3)		55%
Dividend yield (4)		—

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the China Government Bond yield as at the valuation dates.

F - 5
3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

20.	Share-based compensation (continued)

(a)	Huya Share-based Awards (continued)
(i) Options (continued)

(2)	The expected term is the contract life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)
The Company has no history or expectation of paying dividend on its ordinary shares. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected term of the option.

For the years ended December 31, 2019, 2020 and 2021, the Group recorded share-based compensation in general and administrative expenses of RMB6,746, RMB191 and nil for the share options granted to non-employees.
For the years ended December 31, 2019, 2020 and 2021, the Group recorded share-based compensation of RMB102,970, RMB75,699 and nil, using the graded-vesting attribution method, including accelerated compensation cost amounted to RMB1,869 due to that 262,503 share options were canceled during the year ended December 31, 2018 without concurrent grant of replacement awards, which is treated as a settlement for no consideration at the time of cancelation under ASC 718.
As of December 31, 2021, there was no unrecognized share-based compensation expense of options relating to Huya 2017 Share Incentive Plan.
(ii) Restricted share units
Grant of restricted share units
During the year ended December 31, 2019, 2020 and 2021, the Company grante
d 2,908,370
,
3,144,152
and 3,550,617 restricted share units to employees respectively.
During the years ended December 31, 2019, 2020 and 2021, no restricted share units had been granted to non-employees.
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

F - 5
4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

20.	Share-based compensation (continued)

(a)	Huya Share-based Awards (continued)
(ii) Restricted share units (continued)

The following table summarizes the activity of all restricted share units for the years ended December 31, 2019, 2020 and 2021:

	Number of restricted share units	Weighted average grant-date fair value (US$)
Outstanding, December 31, 2018	4,107,185	9.0331
Granted	2,908,370	22.7642
Forfeited	(270,707)	14.8129
Vested	(465,000)	7.1600

Outstanding, December 31, 2019	6,279,848	15.4350

Granted	3,144,152	18.6180
Forfeited	(603,929)	17.9943
Vested	(2,175,765)	13.6528

Outstanding, December 31, 2020	6,644,306	17.1506

Granted	3,550,617	13.9339
Forfeited	(806,435)	17.9309
Vested	(2,547,290)	16.6645

Outstanding, December 31, 2021	6,841,198	15.5702

Expected to vest at December 31, 2021	6,281,465	15.6133

For the years ended December 31, 2019, 2020 and 2021, the Company recorded share-based compensation of RMB176,778, RMB332,509 and RMB289,705 using the graded vesting attribution method.
As
of December
31
,
2021
, total unrecognized compensation expense relating to the restricted share units was RMB
285,425
. The expense is expected to be recognized over a weighted average period of
0.95
year using the graded-vesting attribution method.

(b)	JOYY’s Share-based Awards
Certain of the Group’s employees were granted awards under the 2011 Share Incentive Scheme of JOYY. The share-based compensation expense arising from such grants was allocated to the Group and recognized as share-based compensation expense in the Group’s consolidated statements of comprehensive income.
For the years ended December 31, 2019, 2020 and 2021, share-based compensation expense of RMB1,996, nil and nil, respectively, was recognized in the Group’s consolidated statements of comprehensive income.
As of December 31, 2021, there was no unrecognized compensation expense since all the restricted share units ha
d
been vested.

F - 5
5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

21.	Net income per share
Basic and diluted net income per share for the year ended December 31, 2019, 2020 and 2021 are calculated as follow:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net income	468,173	884,158	583,499

Numerator for basic and diluted net income per share	468,173	884,158	583,499

Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B ordinary shares outstanding	214,811,862	227,081,238	238,198,117
—Diluted effect of share option s	14,060,031	8,076,339	497,861
—Diluted effect of restricted share units	3,153,068	3,474,036	3,094,467
Denominator for diluted calculation	232,024,961	238,631,613	241,790,445
Net income per ordinary share
—Basic	2.18	3.89	2.45
—Diluted	2.02	3.71	2.41
Net income per ADS*
—Basic	2.18	3.89	2.45
—Diluted	2.02	3.71	2.41

*	Each ADS represents one Class A ordinary share.

F - 5
6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

22.	Related party transactions
For the years ended December 31, 2019, 2020 and 2021, significant related party transactions were as follows:
Transactions with Tencent
On February 5, 2018, Tencent and the Company, through their respective PRC affiliated entities, entered into a business cooperation agreement, which became effective on March 8, 2018. Pursuant to the agreement, both parties agreed to establish a strategic cooperation relationship in various areas, including game publishing and operation, live game streaming contents provision and broadcaster management. This agreement has a term of three years, which will be automatically renewed of another three year until terminated.
Upon the completion of the issuance of Series
B-2
Preferred Shares on March 8, 2018, Tencent became a related party of the Company as its major shareholder. As detailed in Note 1(a), as of April 3, 2020, Tencent’s voting power in Huya was increased to over 50%, and Tencent became the parent company of the Company from then onwards.

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Content costs charged by Tencent (i)	123,204	127,224	485,988
Operation support services provided by Tencent	219,403	342,487	370,393
Disposal gain of an investment (Note 10)	—	—	360,589
Sub-licensing and other revenues from Tencent	8,028	14,349	80,302
Others	31,739	30,540	14,617

(i)
In April 2021, the Company entered into a related party transaction with a fellow subsidiary of Tencent to purchase an exclusive license for broadcasting League of Legends matches during the period from 2021 to 2025, with a total consideration of RMB2,013 million.

Transactions with JOYY

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Operation support services provided by JOYY	17,455	4,187	2,543
Purchase of services by JOYY on behalf of Huya	22,622	18,945	268
Cash collected by JOYY as a payment platform for Huya	1,362,489	—	—
Repayment from JOYY in relation to the payment on behalf of Huya’s employees	15,306	—	—
Others	12,637	1,054	—

Transactions with entities over which Tencent and/or Huya have significant influence (“Tencent and Huya’s related parties”)
As detailed in Note 1(a), Tencent’s voting power in Huya has been ov er
50%

since April 3, 2020. The entities over which Tencent has significant influence (“Tencent’s related parties”) also became related parties of the Company. The transactions with Tencent’s related parties prior to

April 3, 2020 were not disclosed as related party transactions.

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Sub-licensing and other revenues from Tencent and Huya’s related parties	—	8,197	188,209
Content costs and revenue sharing fees charged by Tencent and Huya’s related parties	—	85,361	102,311
Others	—	34,044	21,013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

22.	Related party transactions (continued)

As of December 31, 2020 and 2021, the amounts due from/to related parties are as follows:

	December 31,
	2020	2021
	RMB	RMB
Amounts due from related parties
Tencent	59,832	108,686
JOYY	4,913	27,817
Others	356	12,450
Less: expected credit loss provision	(299)	(393)

Total	64,802	148,560

Amounts due to related parties
Tencent	85,304	177,452
Others	10,153	38,676

Total	95,457	216,128

The following table presents the activity in the expected credit loss provision related to
a
mounts due from related parties for the year
s
ended December 31, 2020 and 2021:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Beginning balance prior to ASC 326	—	—	—
Impact of adoption to ASC326	—	(203)	—

Balance at beginning of the year	—	(203)	(299)

Current year provision	—	(180)	(387)
Current year reversal	—	84	293

Balance at end of the year	—	(299)	(393)

The other receivables/payables from/to related parties are unsecured, interest-free and payable on demand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.	Fair value measurements
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

The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2020 and 2021:

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Cash equivalents (i)	401,269	—	—	401,269
Short-term investments (ii)	—	1,206,539	—	1,206,539

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB

Assets
Cash equivalents (i)	401,291	—	—	401,291
Short-term investments (ii)	—	816,331	—	816,331
Available-for-sale debt investments (iii)	—	—	157,160	157,160

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

(iii)
Available-for-sale debt investments were investments made by the Group without readily determinable fair values as set out in Note 10, which were categorized as Level 3 in the fair value hierarchy. These investments were valued based on a model utilizing unobservable inputs requiring significant management judgment and estimation. The Company uses a combination of valuation methodologies, including income approaches based on the Company’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees, future cash flow forecasts, liquidity factors and multiples of a selection of comparable companies.

Management determined the fair value of Level 3 investments based on income approach using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for risk-free rate, weighted average cost of capital and probability in equity allocation.

Fair value measurement on a non-recurring basis
The Group measures investments without readily determinable fair value on a nonrecurring basis when impairment charges and fair value change due to observable price change are recognized. These nonrecurring fair value measurements use significant unobservable inputs (Level 3). An observable price change is usually resulting from new rounds of financing of the investees. The Group determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Group by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Group, the Group adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Group by using the back-solve method based on the equity allocation model with adoption of some key parameters such as risk-free rate and equity volatility or market approach by using the selection of comparable companies operating in similar businesses and etc. For the years ended December 31, 2019, 2020 and 2021, gain on fair value changes of investment of nil, RMB2,160 and RMB44,161 were recognized due to the observable price change of the investment without readily determinable fair value.
The Group assesses the existence of indicators for other-than-temporary impairment of the investments by considering factors including, but not limited to, current economic and market conditions, the operating performance of the entities including current earnings trends and other entity-specific information.
Apart from the short-term investments, equity investment measured at fair value through earnings and derivatives, the Group’s other financial instruments principally consist of cash and cash equivalents, short-term deposits, accounts receivable, other receivables, amounts due to/from related parties, accounts payable, certain accrued expenses. These financial instruments are recorded at cost which approximates fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

24.	Leases
The Company entered into operating lease agreements primarily for offices and land.
The following table summarizes the lease expense for the year
s
ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Operating lease expense	30,540	32,781	40,001
Short-term lease expense	19,149	17,113	16,438

Total lease expense	49,689	49,894	56,439

Weighted-average remaining lease term (in years) – operating leases			2.6
Weighted-average discount rate – operating leases			4.8%
As of December 31, 2021, future minimum lease payments under non-cancellable
operating lease agreements for which the Group has recognized operating lease right-of-use
assets and liabilities were as follows:

For the year ending December 31,	Future minimum payments
RMB
2022	37,485
2023	34,510
2024	10,100
2025	4,593
2026 and thereafter	—

Total undiscounted cash flows	86,688

Less: imputed interest	(5,131)

Total	81,557

Supplemental cash flow information related t
o
 leases for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the year end December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cash paid for operating leases	28,847	33,028	43,024
Lease liabilities arising from obtaining right-of-use assets	33,399	21,024	26,077

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

25.	Commitments and contingencies

(a)	Operating commitments
As of December 31, 2021, future minimum payments under
non-cancelable
agreements consist of the following,

Operating commitments
RMB
2022	8,033
2023	4,999
2024	1,127
2025 and thereafter	225

14,384

The commitments presented above mainly consist of property management fees, short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of-use
assets and lease liabilities.

(b)	Purchase obligations
In 2021, the Group signed a contract to purchase an exclusive license for broadcasting League of Legends matches from a fellow subsidiary of Tencent during the period from 2021 to 2025 at an aggregate purchase price of RMB2,013 million. The unpaid purchase price was RMB1,640 million as of December 31, 2021.

(c)	Capital and other commitments
As of December 31, 2021, capital expenditures contracted for are analyzed as follows:

Capital commitments
RMB
Construction in progress	59,612
Investments	30,000

89,612

(d)	Legal proceedings
As of December 31, 2021, the Group involved in a few cases related to unfair competition in live streaming broadcasters recruitment. These cases were pending in various courts.
As of the date of issuance of the financial statements, these remaining lawsuits were still pending and the Group was not able to make a reliable estimate of the potential loss, if any.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

26.	Subsequent events
During the year ended December 31, 2021, the Group acquired certain preferred shares of an investee which was accounted for as an available-for-sale debt investment as of December 31, 2021 (Note 10). Pursuant to a share purchase agreement entered into in January 2022 between the Group and some other investees
of the Debt Investment, the Group would acquire additional preferred shares of the investee at a cash consideration of RMB96 million. The transaction was completed in February 2022. As the Group did not invest in the in-substance common stock of nor exercise control over the Debt Investment as a result of making the additional investment, the Group continued to account for its investment in the preferred shares of the Debt Investment as an available-for-sale debt investment with any changes in fair value recognized in other comprehensive income upon completion of the transaction. As of the date of issuance of these consolidated financial statements, the Group was still in the process of finalizing the valuation of the Group’s additional investment in these preferred shares but based on the preliminary valuation results, an unrealized gain of approximately RMB100 million would need to be recognized in other comprehensive income upon completion of the transaction.

27.	Restricted net assets
Relevant PRC laws and regulations permit payments of dividends by the entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s entities in the PRC are required to annually appropriate 10% of their net after-tax
income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB1,588,135 and RMB763,460 as of December 31, 2020 and 2021. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company.
Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency at the time of requesting such conversion may temporarily delay the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.
For the year ended December 31, 2021, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation
S-X
Rule
4-08
(e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2021 and the condensed financial information of the Company are not required to be presented.

F - 63