Form 20-F
period 2022-12-31
HUYA Inc.
filed 2023-04-26
CIK 1728190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Rongjie Dong, Chief Executive Officer
E-mail:
ir@huya.com
Building A3,
E-Park
280 Hanxi Road
Panyu District, Guangzhou 511446
People’s Republic of China
Telephone: +86 20 2290-7888
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact
Person)

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
As of December 31, 2022, there were 239,788,001 ordinary shares outstanding, being the sum of

89,401,484

Class A ordinary shares (excluding 3,173,778 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plans) and

150,386,517

Class B ordinary shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Note –Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒	Non-Accelerated Filer	☐

				Emerging Growth Company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report
.
☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;

•	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;

•	“JOYY” refers to JOYY Inc. (Nasdaq: YY), formerly known as YY Inc.;

•	“the variable interest entity,” or “the VIE” refers to Guangzhou Huya Information Technology Co., Ltd., or Guangzhou Huya;

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

•	“RMB” and “Renminbi” refer to the legal currency of mainland China;

•	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value $0.0001 per share;

•	“Tencent” refers to Tencent Holdings Limited and its subsidiaries;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States; and

•

“we,” “us,” “our company,” “our” and “Huya” refer to HUYA Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, also include the VIE and its subsidiaries in mainland China.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government of mainland China imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.8972 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 30, 2022.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “future,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the live streaming market in mainland China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our ability to retain and increase the number of users, broadcasters, talent agencies and advertisers, and expand our product and service offerings;

•	competition in our industry;

•	general economic and business condition in mainland China and elsewhere;

•	our ability to monetize the user base;

•	relevant laws, government policies, regulations, rules and guidelines relating to our industry;

•	the impact of the COVID-19 pandemic to our business operations and the economy in mainland China and elsewhere generally; and

•	assumptions underlying or related to any of the foregoing.

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

Our Holding Company Structure and Contractual Arrangements with the VIE

HUYA Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIE. We conduct our operations primarily through our subsidiaries and the VIE in mainland China. Laws and regulations of mainland China restrict and impose conditions on foreign direct investment in companies that engage in internet and other related businesses, including the provision of internet content. Therefore, we operate such business in mainland China through the variable interest entity, Guangzhou Huya Information Technology Co., Ltd., or Guangzhou Huya, which we may refer to as “the VIE” and “the variable interest entity” in this annual report, and rely on contractual arrangements among Guangzhou Huya Technology Co., Ltd., or Huya Technology, our subsidiary in mainland China, the VIE and its nominee shareholders to control the business operations of the VIE. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Such structure enables investors to share economic interests in mainland China-based companies in sectors where foreign direct investment is prohibited or restricted under laws and regulations in mainland China. Revenues contributed by the VIE accounted for 98.4%, 96.0% and 96.9% of our total net revenues for the fiscal years 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” “our” and “Huya” refer to HUYA Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, also include the VIE and its subsidiaries in mainland China. Investors in our ADSs are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company and may never directly hold equity interest in the VIE in mainland China.

A series of contractual agreements, including an equity interest pledge agreement, an exclusive business cooperation agreement, a shareholder voting rights proxy agreement and an exclusive option agreement, have been entered into by and among Huya Technology, the VIE and its shareholders. As a result of the contractual arrangements, we are the primary beneficiary of the VIE and its subsidiaries, and HUYA Inc. has consolidated the financial results of operations, assets, and liabilities of these companies in its consolidated financial statements under U.S. GAAP. Neither HUYA Inc. nor its investors has an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIE, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIE. For more details of these contractual arrangements, see “Item 4. Information on the Company—D. Organizational Structure—Contractual Arrangements with Guangzhou Huya.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. In addition, the legality and enforceability of the contractual agreements by and among Huya Technology, our subsidiary in mainland China, the VIE, and its nominee shareholders have not been tested in mainland China courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entity and its shareholders for the operation of our business, which may not be as effective as direct ownership. If the variable interest entity and its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.”

There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIE is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities of mainland China would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the government of mainland China finds that the structure we have adopted for our business operations does not comply with laws and regulations of mainland China, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Investors may never directly hold equity interests in the VIE. If the government of mainland China finds that the agreements that establish the structure for operating our business do not comply with laws and regulations of mainland China, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our subsidiaries in mainland China, the VIE, and investors of our company face uncertainty about potential future actions by the government of mainland China that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. The regulatory authorities of mainland China could disallow the VIE structure, which would likely result in a material adverse change in our operations, and cause the value of our ADSs to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “—D. Risk Factors—Risks Related to Our Corporate Structure.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspection” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Other Risks Related to Our Mainland China Operations

We face various legal and operational risks and uncertainties associated with being based in or having the majority of our operations in mainland China and the complex and evolving laws and regulations of mainland China. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in mainland China-based issuers, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in mainland China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China.”

Significant authority of government of mainland China in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, mainland China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature, such as data security or anti-monopoly related regulations, may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The significant oversight and discretion of government of mainland China over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in Mainland China—Uncertainties with respect to the legal system of mainland China and the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, our subsidiaries in mainland China, the VIE and its subsidiaries have obtained the requisite licenses and permits from the government authorities of mainland China that are material for our business operations in mainland China, including, among others, the Value-added Telecommunications Business Operation License for information services via internet, or ICP License, the Permit for Internet Audio-Video Program Service, a radio and television program production and operating permit, a commercial performance license and an internet culture operation license for music products. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations may be materially and adversely affected.”

Under applicable laws of mainland China, we, our subsidiaries in mainland China and the VIE may be required to complete certain filing procedures with the China Securities Regulatory Commission, or the CSRC, in connection with future offering and listing in an overseas market, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. If we fail to complete such filing procedures for any future offshore offering or listing, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities, we may face sanctions by the CSRC or other regulatory authorities of mainland China, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. In addition, we are required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. In connection with our previous issuance of securities to foreign investors, as of the date of this annual report, we, our subsidiaries in mainland China and the VIE (i) have not been required to obtain permissions from the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by any authority of mainland China. However, the government of mainland China has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The approval of and filing with the CSRC or other government authorities of mainland China may be required in connection with our future offshore offerings and capital raising activities under law of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Furthermore, if we are deemed to be a critical information infrastructure operator under the cybersecurity laws and regulations of mainland China, we must fulfill certain obligations as required under the cybersecurity laws and regulations of mainland China including, among others, storing personal information and important data collected and produced within the territory of mainland China during our operations in mainland China, and we may be subject to review when purchasing internet products and services. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our apps from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—Our business generates and processes a large amount of data, and we are required to comply with laws of mainland China and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

Cash Flows through Our Organization

HUYA Inc. is a holding company with no operations of its own. We conduct our operations in mainland China primarily through our subsidiaries and the VIE in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, HUYA Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our subsidiaries in mainland China and service fees paid by the VIE. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to HUYA Inc. In addition, our subsidiaries in mainland China are permitted to pay dividends to HUYA Inc. only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations of mainland China. Further, our subsidiaries in mainland China and the VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends and can only be used for specific purposes. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under laws and regulations of mainland China, our subsidiaries in mainland China and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The VIE cannot pay dividends to us as we do not own any equity interest in the VIE. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our subsidiaries in mainland China and the net assets of the VIE in which we have no legal ownership. For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our subsidiaries in mainland China and the variable interest entity are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

Under law of mainland China, HUYA Inc. and its offshore subsidiaries may provide funding to our subsidiaries in mainland China only through capital contributions or loans, including advances, and to the VIE only through loans, including advances, subject to satisfaction of applicable government registration and approval requirements. HUYA Inc. and its offshore subsidiaries extended capital contributions of RMB299.8 million, RMB323.1 million and nil in the years ended December 31, 2020, 2021 and 2022 respectively, and advances in the amount of RMB75.4 million and RMB67.2 million (US$9.7 million) as of December 31, 2021 and 2022 respectively, to our subsidiaries in mainland China.

The VIE may transfer cash to our subsidiaries in mainland China by paying service fees according to the exclusive business cooperation agreement. Pursuant to this agreement, the VIE agrees to pay our subsidiaries in mainland China fees for technology support, business support and consulting services, subject to conditions therein. In the years ended December 31, 2020, 2021 and 2022, the VIE settled a total amount of RMB7,543.2 million, RMB8,664.1 million and RMB6,863.4 million (US$995.1 million), respectively, for services provided by our subsidiaries. Our subsidiaries in mainland China have the right to determine the service fee to be charged to the VIE under this agreement by considering, among other things, the technical difficulty and the complexity of the services, the time needed for providing such services and the specific content and business value of the services. The term of this agreement is ten years and is automatically renewed provided there is no objection from our subsidiaries in mainland China. In the future, to the extent there is any fee owed to our subsidiaries in mainland China under this agreement, the VIE intends to settle it.

Neither our subsidiaries nor the VIE made cash dividends or other distributions to HUYA Inc., the holding company, or its offshore subsidiaries, in the years ended December 31, 2020, 2021 and 2022. Going forward, our subsidiaries and the VIE intend to retain most, if not all, of their available funds and any future earnings.

Other than the cash dividend in connection with the proposed merger with DouYu International Holdings Limited (Nasdaq: DOYU), or DouYu, which was cancelled along with the termination of the proposed merger, HUYA Inc. has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. For mainland China and United States federal income tax considerations of an investment in our ADSs and/or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

In the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred through our organization.

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

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100.00%
Tax on earnings at statutory rate of 25%(3)	(25.00)%

Net earnings available for distribution	75.00%
Withholding tax at standard rate of 10%(4)	(7.50)%

Net distribution to Parent/Shareholders	67.50%

Notes:

(1)

For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in mainland China.

(2)

Under the terms of VIE agreements, our subsidiaries in mainland China may charge the VIE and the VIE’s subsidiaries for services provided to the VIE and the VIE’s subsidiaries. These service fees shall be recognized as expenses of the VIE and the VIE’s subsidiaries, with a corresponding amount as service income by our subsidiaries in mainland China and eliminate in consolidation. For income tax purposes, our subsidiaries in mainland China and the VIE and the VIE’s subsidiaries file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and the VIE’s subsidiaries and as income by our mainland China subsidiaries and are tax neutral.

(3)

Certain of our subsidiaries and the VIE qualifies for a 15% preferential income tax rate in mainland China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)

The Enterprise Income Tax Law of the People’s Republic of China imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or Foreign Invested Enterprise (“FIE”) to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIE and the VIE’s subsidiaries will be distributed as fees to our subsidiaries in mainland China under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our subsidiaries in mainland China (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIE and the VIE’s subsidiaries could make a non-deductible transfer to our subsidiaries in mainland China for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE and the VIE’s subsidiaries but still taxable income for the subsidiaries in mainland China. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

A.	[Reserved]

Financial Information Related to the VIE (and VIE’s Subsidiaries)

The following tables related to the VIE and the VIE’s subsidiaries and other entities present the condensed consolidating schedules of financial position as of the years ended December 31, 2021 and December 31, 2022, and the results of operations and of cash flows for each of the three years ended December 31, 2022.

Selected Condensed Consolidated Statements of Operation Data

	For the year ended December 31, 2022
	HUYA Inc.	Other subsidiaries	Primary beneficiary of VIE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated Totals

	(in thousands of RMB)
Third-party revenues	—	278,045	5,296	8,937,121	—	9,220,462
Inter-company revenues(1)	—	67,919	6,854,854	—	(6,922,773)	—
Total cost and expenses(2)	(16,134)	(461,348)	(7,376,333)	(9,161,422)	6,922,003	(10,093,234)
Share of income of subsidiaries, VIE and VIE’s subsidiaries(3)	(513,292)	(500,350)	(176,071)	—	1,189,713	—
Others, net	46,137	106,963	205,086	55,551	770	414,507

Income before income tax	(483,289)	(508,771)	(487,168)	(168,750)	1,189,713	(458,265)
Income tax (expenses) benefits	(3,367)	(4,521)	(13,182)	(6,801)	—	(27,871)
Share of income (loss) from equity method investments	—	—	—	(520)	—	(520)

Net income	(486,656)	(513,292)	(500,350)	(176,071)	1,189,713	(486,656)

	For the year ended December 31, 2021
	HUYA Inc.	Other subsidiaries	Primary beneficiary of VIE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated Totals

	(in thousands of RMB)
Third-party revenues	—	453,967	—	10,897,479	—	11,351,446
Inter-company revenues(1)	—	109,826	8,639,714	—	(8,749,540)	—
Total cost and expenses(2)	(5,554)	(796,935)	(8,813,794)	(10,789,307)	8,749,269	(11,656,321)
Share of income of subsidiaries, VIE and VIE’s subsidiaries(3)	524,190	324,777	252,963	—	(1,101,930)	—
Others, net	68,919	60,317	239,685	195,202	271	564,394

Income before income tax	587,555	151,952	318,568	303,374	(1,101,930)	259,519
Income tax (expenses) benefits	(4,056)	(7,006)	6,209	(50,374)	—	(55,227)
Share of income (loss) from equity method investments	—	379,244	—	(37)	—	379,207

Net income	583,499	524,190	324,777	252,963	(1,101,930)	583,499

	For the year ended December 31, 2020
	HUYA Inc.	Other subsidiaries	Primary beneficiary of VIE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated Totals

	(in thousands of RMB)
Third-party revenues	—	176,300	—	10,738,074	—	10,914,374
Inter-company revenues(1)	7,795	268,448	7,440,411	—	(7,716,654)	—
Total cost and expenses(2)	(30,562)	(590,340)	(7,001,732)	(10,477,605)	7,716,652	(10,383,587)
Share of income of subsidiaries, VIE and VIE’s subsidiaries(3)	762,353	855,160	265,729	—	(1,883,242)	—
Others, net	159,091	24,230	235,947	82,469	4	501,741

Income before income tax	898,677	733,798	940,355	342,938	(1,883,240)	1,032,528
Income tax expenses	(14,519)	(676)	(85,195)	(76,394)	—	(176,784)
Share of income (loss) from equity method investments	—	29,231	—	(817)	—	28,414

Net income	884,158	762,353	855,160	265,727	(1,883,240)	884,158

Selected Condensed Consolidated Balance Sheets Data

The following tables present our selected consolidated balance sheet data as of the dates indicated.

	For the year ended December 31, 2022
	HUYA Inc.	Other subsidiaries	Primary beneficiary of VIE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated Totals

	(in thousands of RMB)
Assets
Cash and cash equivalents	21,868	402,681	216,433	14,259	—	655,241
Restricted cash	—	—	—	4,050	—	4,050
Short-term deposits	766,106	4,886,192	2,876,000	490,000	—	9,018,298
Short-term investments	—	—	3,117	—	—	3,117
Accounts receivable, net	—	20,586	7	55,305	—	75,898
Prepayments and other current assets	12,350	84,525	320,634	219,716	—	637,225

	For the year ended December 31, 2022
	HUYA Inc.	Other subsidiaries	Primary beneficiary of VIE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated Totals

	(in thousands of RMB)
Amounts due from related parties	67	12,100	2,408	45,127	—	59,702
Amounts due from Group companies(4)	7,015,248	—	99,791	1,098,883	(8,213,922)	—
Investments	—	182,105	—	724,110	—	906,215
Long-term deposits	348,230	724,318	—	—	—	1,072,548
Investment in subsidiaries, VIE and VIE’s subsidiaries(3)	2,716,772	3,273,654	1,637,375	—	(7,627,801)	—
Intangible assets, net	—	214	2,936	54,660	—	57,810
Right of use asset	—	321,054	23,291	791	—	345,136
Other assets	3,362	107,446	188,884	12,075	—	311,767

Total assets	10,884,003	10,014,875	5,370,876	2,718,976	(15,841,723)	13,147,007

Deferred revenue and advances from customers	—	16,292	—	502,682	—	518,974
Amounts due to Group companies(4)	36,351	7,185,320	992,251	—	(8,213,922)	—
Accrued liabilities and other current liabilities	3,453	59,669	1,025,115	504,218	—	1,592,455
Amount due to related parties	—	—	33,537	48,277	—	81,814
Other liabilities	827	36,822	46,319	26,424	—	110,392

Total liabilities	40,631	7,298,103	2,097,222	1,081,601	(8,213,922)	2,303,635

Total shareholders’ equity(3)	10,843,372	2,716,772	3,273,654	1,637,375	(7,627,801)	10,843,372

	For the year ended December 31, 2021
	HUYA Inc.	Other subsidiaries	Primary beneficiary of VIE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated Totals

	(in thousands of RMB)
Assets
Cash and cash equivalents	302,673	472,428	541,540	474,143	—	1,790,784
Restricted cash	—	—	10,258	45,412	—	55,670
Short-term deposits	3,703,677	2,188,268	2,460,000	—	—	8,351,945
Short-term investments	—	—	816,331	—	—	816,331
Accounts receivable, net	—	23,304	429	64,301	—	88,034
Prepayments and other current assets	34,389	21,454	392,362	216,740	—	664,945
Amounts due from related parties	67	10,689	8,440	129,364	—	148,560
Amounts due from Group companies(4)	3,409,544	—	28,116	1,379,170	(4,816,830)	—
Investments	—	158,933	—	449,684	—	608,617
Investment in subsidiaries, VIE and VIE’s subsidiaries(3)	3,099,424	3,532,364	1,677,392	—	(8,309,180)	—
Intangible assets, net	—	981	2,951	80,010	—	83,942
Right of use asset	—	334,177	59,493	1,701	—	395,371
Other assets	343	8,210	227,932	14,258	—	250,743

Total assets	10,550,117	6,750,808	6,225,244	2,854,783	(13,126,010)	13,254,942

Deferred revenue and advances from customers	—	15,225	—	563,259	—	578,484

	For the year ended December 31, 2021
	HUYA Inc.	Other subsidiaries	Primary beneficiary of VIE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated Totals

	(in thousands of RMB)
Amounts due to Group companies(4)	36,316	3,501,583	1,278,931	—	(4,816,830)	—
Accrued liabilities and other current liabilities	2,508	98,286	1,244,128	500,530	—	1,845,452
Amount due to related parties	—	8,476	106,405	101,247	—	216,128
Other liabilities	1,092	27,814	63,416	12,355	—	104,677

Total liabilities	39,916	3,651,384	2,692,880	1,177,391	(4,816,830)	2,744,741

Total shareholders’ equity(3)	10,510,201	3,099,424	3,532,364	1,677,392	(8,309,180)	10,510,201

Selected Condensed Consolidated Cash Flows Data

The following table presents our selected cash flows data for the years indicated.

	For the year ended December 31, 2022
	HUYA Inc.	Other subsidiaries	Primary beneficiary of VIE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated Totals

	(in thousands of RMB)
Net cash provided by/(used in) operating activities(5)	57,606	(123,333)	(750,879)	379,397	—	(437,209)

Capital contribution and advances from Group companies	(3,278,600)	—	(70,714)	(160,406)	3,509,720	—
Other investing activities	2,898,431	(3,352,583)	325,821	(720,237)	—	(848,568)

Net cash used in Investing activities	(380,169)	(3,352,583)	255,107	(880,643)	3,509,720	(848,568)

Capital contribution and advances to Group companies	—	3,349,314	160,406	—	(3,509,720)	—
Other financing activities	6,049	—	—	—	—	6,049

Net cash provided by financing activities	6,049	3,349,314	160,406	—	(3,509,720)	6,049

	For the year ended December 31, 2021
	HUYA Inc.	Other subsidiaries	Primary beneficiary of VIE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated Totals

	(in thousands of RMB)
Net cash provided by/(used in) operating activities(5)	190,341	(416,324)	(622,961)	1,176,397	—	327,453

Capital contribution and advances from Group companies	(993,969)	—	(8,858)	(911,916)	1,914,743	—
Other investing activities	(761,429)	(529,100)	(392,530)	(197,261)	—	(1,880,320)

Net cash used in investing activities	(1,755,398)	(529,100)	(401,388)	(1,109,177)	1,914,743	(1,880,320)

Capital contribution and advances to Group companies	—	1,028,503	886,240	—	(1,914,743)	—
Other financing activities	10,723	—	—	—	—	10,723

Net cash provided by financing activities	10,723	1,028,503	886,240	—	(1,914,743)	10,723

	For the year ended December 31, 2020
	HUYA Inc.	Other subsidiaries	Primary beneficiary of VIE	VIE and VIE’s subsidiaries	Eliminating adjustments	Consolidated Totals

	(in thousands of RMB)
Net cash provided by/(used in) operating activities(5)	278,860	(228,467)	959,277	230,204	—	1,239,874

Capital contribution and advances to Group companies	(1,511,573)	(1,856)	(592,551)	(1,300,825)	3,406,805	—
Other investing activities	3,058,990	(1,589,677)	(1,548,167)	1,083,634	—	1,004,780

Net cash provided by/(used in) investing activities	1,547,417	(1,591,533)	(2,140,718)	(217,191)	3,406,805	1,004,780

Capital contribution and advances from Group companies	—	1,573,952	1,832,853	—	(3,406,805)	—
Other financing activities	265,294	—	—	—	—	265,294

Net cash provided by financing activities	265,294	1,573,952	1,832,853	—	(3,406,805)	265,294

Notes:

(1)

It represents the elimination of the inter-company service fees for technology support, business support and consulting fees (collectively defined as “VIE service fees”) that are charged pursuant to the exclusive business cooperation agreement.

(2)

For the years ended December 31, 2020, 2021 and 2022, VIE service fees were charged by the primary beneficiary of the VIE and other subsidiaries to the VIE and VIE’s subsidiaries amounting to RMB7,543.2 million, RMB8,664.1 million and RMB6,863.4 million, respectively. These inter-company charges were eliminated in consolidation.

(3)	It represents the elimination of the investments in the VIE, the VIE’s subsidiaries, the primary beneficiary of the VIE and other subsidiaries by HUYA Inc.
(4)

It represents the elimination of inter-company balances among HUYA Inc., the VIE and the VIE’s subsidiaries, and other subsidiaries. As of December 31, 2020, 2021, and 2022, the outstanding balance of amounts due from/to Group companies related to inter-company advances. There were no outstanding balances at the balance sheet date related to VIE service fees charged to the VIE and the VIE’s subsidiaries.

(5)

For the years ended December 31, 2020, 2021 and 2022, cash paid by the VIE and the VIE’s subsidiaries to the primary beneficiary of the VIE and other subsidiaries for VIE service fees were RMB7,543.2 million, RMB8,664.1 million and RMB6,433.2 million, respectively. In 2022, RMB415.1 million of the VIE service fees were not settled by cash, but netting against the intercompany receivables from the primary beneficiary of VIE.

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

•

Intensified government regulations, rules or guidelines of the internet industry in mainland China could restrict our ability to maintain or increase the level of user traffic to, and user spending on, our platform as well as our ability to tap into other market opportunities, and negatively impact our businesses, results of operations, or financial condition;

•

If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations may be materially and adversely affected;

•

We cooperate with various talent agencies to manage and recruit our broadcasters. If we are not able to maintain our relationship with talent agencies, in particular the platinum talent agencies which possess the capacity to produce a large volume of high-quality content and manage a considerable pool of talent, our operations may be materially and adversely affected;

•	Significant revenue sharing fees and content costs on our platform have had and may continue to have an adverse effect on our business, financial condition and results of operations.

•	We are subject to risks associated with operating in a rapidly changing industry and a relatively new market; and

•

Our revenue model for live streaming may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

Risks Related to Our Relationship with Our Major Shareholders

•	Our major shareholders will control the outcome of shareholder actions in our company;

•	We may have conflicts of interest with Tencent and, because of Tencent’s controlling ownership interest in our company, we may not be able to resolve such conflicts on favorable terms for us; and

•	If we are no longer able to benefit from our business cooperation with Tencent, our business may be adversely affected.

Risks Related to Our Corporate Structure

•

We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct operations in mainland China primarily through (i) our subsidiaries in mainland China and (ii) the VIE, with which we have maintained contractual arrangements, and its subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the government of mainland China finds that the structure we have adopted for our business operations does not comply with laws and regulations of mainland China, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations. Our holding company in the Cayman Islands, the VIE, and investors of our company face uncertainty about potential future actions by the government of mainland China that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. The regulatory authorities of mainland China could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value;

•

We rely on contractual arrangements with the variable interest entity and its shareholders for the operation of our business, which may not be as effective as direct ownership. If the variable interest entity and its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation; and

•	The shareholders of the VIE have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

Risks Related to Doing Business in Mainland China

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections;

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;

•	The significant oversight and discretion of the government of mainland China over our business operation could result in a material adverse change in our operations and the value of our ADSs;

•	Changes in the economic, political or social conditions or government policies in mainland China could have a material adverse effect on our business and operations;

•

Uncertainties with respect to the legal system of mainland China and the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us; and

•

The approval of and filing with the CSRC or other government authorities of mainland China may be required in connection with our future offshore offerings and capital raising activities under law of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

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

•

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2022, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

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

A decline in our user base may adversely affect the engagement level of our users and vibrancy of our community, which may in turn reduce our monetization opportunities and have a material and adverse effect on our business, financial condition and results of operations. If we are unable to attract and retain users or convert users into paying users, our revenues may decline and our results of operations and financial condition may suffer. In 2022, we experienced a decline in the number of average quarterly paying users on Huya Live, compared with 2021.

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

We offer comprehensive live streaming content with a primary focus on games. Our content library is constantly evolving and growing. Game content has been a key genre of our content offerings since our inception. Our ability to maintain an attractive library of game content largely depends on the variety and availability of popular games in mainland China, which may be affected by various factors, including but not limited to, investments by game developers and publishers, game market conditions and regulatory supervision and approval. If there is a decrease in the number of new games launched or approved for launch in mainland China, or if there is a decrease in the number of users on existing popular games, or if we fail to live stream popular games due to various legal or business restrictions, our operations may be negatively impacted and we may face difficulties in continuously supplying attractive game content.

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

Moreover, there are currently uncertainties with respect to the interpretation and implementation in practice of the laws and regulations governing online games. Pursuant to the relevant laws and regulations in mainland China, operators which operate online games without governmental pre-approval will be ordered to stop publishing and operating such games. Between April and November 2018, such pre-approval of domestic online games was suspended. Such suspension caused significant delays in the introduction of new games to the Chinese market. While the game approval procedure was reinstated in December 2018, the number of approved games has decreased compared to the period before the suspension. Besides, no new game was approved between August 2021 and March 2022, although the game approval process has largely resumed since April 2022 and become more normalized since late 2022. Additionally, on August 30, 2018, the government of mainland China issued a notice implementing a plan to protect the eyesight of teenagers, which, among other things, regulates the number of online games and new releases. On April 12, 2022, the government of mainland China issued a Notice on Strengthening the Administration of Live Streaming Games on the Online Audio-Visual Program Platforms, which strictly prohibits dissemination of any illegal games. If game publishers and operators fail to maintain the normal publication and operation of their online games, or if they fail to obtain or make the necessary approvals and filings of their online games, our operations may be negatively impacted, and we may be subject to penalties for live streaming or promoting such games on our platform.

Furthermore, we generate a small portion of our revenues from sub-licensing broadcasting rights of certain licensed e-sports content to other livestreaming platforms. Our sub-licensing revenues in 2022 were mainly contributed by our sub-licensing rights for matches of League of Legends under a license agreement for broadcasting League of Legends matches that we entered into with another subsidiary of Tencent in 2021. In January 2023, this license agreement was amended, as a result of which we no longer own sub-licensing rights for those League of Legends matches from 2023 to 2025. We therefore expect the content sub-licensing revenues to decline significantly in 2023. In the future, if we fail to attract or maintain the licensed content that permits sub-licensing, attract sufficient sub-licensees to purchase such content from us, or reduce the number of sub-licensees as part of our business strategy, our revenues from such sub-licensing business will further decline.

We are a relatively young company, and we may not be able to sustain our growth, effectively manage our growth or implement our business strategies.

We have a limited operating history, particularly as a stand-alone company. Our Huya platform was launched in 2014 as a business unit of JOYY. Although we have experienced significant growth since our platform was launched, our historical growth rate may not be indicative of our future performance due to our limited operating history and the rapid evolvement of our business environment. We may not be able to achieve similar results or grow at the same rate as we did in the past. As our business and the live streaming service market in mainland China continue to develop, we may adjust our product and service offerings or modify our business model. These adjustments may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations.

In addition, our growth and expansion have placed, and will continue to place, significant strain on our management and resources. This level of growth may not be sustainable or achievable at all in the future. We believe that our continued development will depend on many factors, including our ability to develop new sources of revenues, diversify monetization methods, attract and retain users and content creators, increase user engagement, continue developing innovative technologies in response to user demand, increase brand awareness, expand into new market segments, and adjust to the rapidly changing regulatory environment in mainland China. We cannot assure you that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.

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

Intensified government regulations, rules or guidelines of the internet industry in mainland China could restrict our ability to maintain or increase the level of user traffic to, and user spending on, our platform as well as our ability to tap into other market opportunities, and negatively impact our businesses, results of operations, or financial condition.

The government of mainland China has promulgated, in recent years, intensified regulations, rules, or guidelines on various aspects of the internet industry in mainland China. For example, the government of mainland China adopted more stringent policies to monitor the online games industry due to negative public perception of addiction to online games, including policies for the protection of minors. On April 15, 2007, the government of mainland China issued a notice requiring all Chinese online game operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors. On October 25, 2019, the National Press and Publication Administration (the National Copyright Administration) issued the Circular of the National Press and Publication Administration on Preventing Minors from Developing Online Game Addictions, which took effect on November 1, 2019. The circular strictly controls the time slot and duration of online game use by minors. From 10:00 PM every day to 8:00 AM the next day, online game enterprises shall not provide game services for minors in any form. The duration of game services provided by online game enterprises for minors shall not exceed a cumulative total of three hours a day on statutory holidays or 1.5 hours on other days. On August 30, 2021, the National Press and Publication Administration issued the Circular of the National Press and Publication Administration on Further Strengthening Regulation to Effectively Prevent Online Gaming Additions among Minors, which came into effect on September 1, 2021, online game companies shall only provide minors online game services within one hour at prescribed periods, namely between 8:00 PM and 9:00 PM on Fridays, Saturdays, Sundays and public holidays. If these restrictions expand to apply to adult game players in the future, it may lead to a decrease in the number or engagement of game players, which could adversely affect our game live streaming service and have a material effect on our results of operations. Furthermore, as of October 1, 2011, online game players in mainland China are required to register and verify their names and identity card numbers with the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, before playing game. In August 2018, the government of mainland China issued the Notice on Strengthen the Management of Live Streaming Service, which required the real-name registration system for users to be put in place by live streaming service providers. According to the Law of the PRC on the Protection of Minors (2020 Revision) which became effective on June 1, 2021 and a draft of proposed strengthened policies on cybersecurity for minors published by the CAC on March 14, 2022, among others, live streaming service providers are not allowed to provide minors under age 16 with online live streaming account registration services, and minors aged 16 or above must obtain the consent from their parents or guardians and verify the identity information before registering live streaming accounts. In addition, according to the Administrative Measures for Business Activities of Online Performances, or the Measures, which took effect on January 1, 2017, online performance shall not use any online game product without content examination and approval number or filing number issued by competent administrative cultural authorities to present or narrate online game skills. Failure to abide by the Measures may result in substantial monetary fines. In cases of serious offense, online platforms may be ordered to cease its business for rectification or even have its Internet Culture Business Permit revoked. Furthermore, on April 12, 2022, the Network Audio-Visual Program Administration Department of National Radio and Television Administration and the Publication Office of the CPC Central Committee jointly issued a Notice on Strengthening the Administration of Live Streaming Games on the Online Audio-Visual Program Platforms. See “Item 4. Information on the Company—C. Business Overview—Government Regulations—Anti-fatigue Compliance System and Real-name Registration System.”

On November 12, 2020, the government of mainland China promulgated the Notice on Strengthening the Administration of the Online Show Live Streaming and E-commerce Live Streaming (“Notice 78”), which sets forth registration requirements for platforms providing online show live streaming or e-commerce live streaming to have their information and business operations registered by November 30, 2020. Notice 78 also set forth requirements for certain live streaming businesses with respect to real-name registration, limits on user spending on virtual gifting, restrictions on minors on virtual gifting, live stream review personnel requirements, content tagging requirements, and other requirements. For example, Notice 78 requires live streaming platforms to set a limit to the amount of virtual gifts a user can send per day and per month, as well as the amount that can be gifted at any one time. However, there is currently no clear guidance as to what limits on virtual gifting spending will be imposed by the National Radio and Television Administration pursuant to Notice 78 and it is unclear how and to what degree any such limits would be imposed on different platforms. Furthermore, on February 9, 2021, the government of mainland China issued the Guiding Opinions on Strengthening the Management of Online Live Streaming (“Opinions 3”), which strengthens the positive guidance and management of the online broadcast industry, including standardizing the behavior of virtual gifting and promoting the classification of the live streaming accounts. For example, Opinions 3 requires live streaming platforms to reasonably limit the maximum amount of a single virtual gift and a single virtual gifting per time to remind the users whose daily consumption amount has triggered the corresponding threshold, and to set necessary cooling off period and deferred payment period. We are still in the process of obtaining further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under Notice 78 and Opinions 3 on our business. Any limits ultimately imposed on user spending on virtual gifting or on virtual gifting value that broadcaster may receive may negatively impact our revenues derived from virtual gifting and our results of operations. Any further rulemaking under Notice 78, Opinions 3 or other intensified regulation with respect to live streaming may increase our compliance burden in the live streaming business, and may have an adverse impact on our business and results of operations. On March 25, 2022, the government of mainland China issued the Notice on Further Rectifying Online Streaming Activities and Promoting the Healthy Development of the Industry, which enhances the live streaming accounts registration management, strengthens tax collection and punishes tax evasions and frauds in connection with live streaming. On May 7, 2022, the government of mainland China issued the Opinion on Live Streaming Virtual Gifting and Enhancing the Protection of Minors (the “May Opinion”). The May Opinion stipulates that internet platforms shall, among other restrictions, (i) within one month of the publication of the May Opinion terminate all billboard functions that rank users or broadcasters by the volume of virtual gifts that they send or receive, respectively, (ii) restrict certain interaction and engagement functions between 8:00 p.m. and 10:00 p.m. every day, and (iii) prohibit minors from purchasing virtual gifts. We will continue to comply with all applicable laws and regulations in providing live streaming services, including the May Opinion. The May Opinion, together with the compliance measures taken, has had a negative impact on the live streaming services of the market participants of the industry, including that of ours. We have proactively sought guidance from and cooperate with government authorities in connection with its efforts to comply with the May Opinion and related implementation rules. There is no assurance that the measures that we take will be effective or the implementation of the May Opinion would not have a material adverse impact on our business operations and financial results in the future.

In addition, as the internet industry in mainland China is still at a relatively early stage of development, new laws and regulations, rules or guidelines may be adopted from time to time to address new issues that come to the authorities’ attention. Some new laws, regulations, rules, or guidelines have or may in the future put additional restrictions on our users, broadcasters, content, product or service offerings, and may negatively impact our businesses, results of operations, or financial condition. For example, we are subject to a variety of regulatory restrictions concerning the age limit for broadcasters, as well as restrictions on our products’ features. The existing and future regulations rules and guidelines that could affect us are beyond our control, and their potential impact on us is difficult to predict. We may incur substantial financial, operational and managerial costs in response to and in anticipation to the relevant regulatory and policy risks, and we may not be able to effectively predict, estimate or manage those risks in a timely and cost-efficient manner. Furthermore, we may not timely obtain or maintain all the required licenses or approvals or to satisfy all the requirements posed by the authorities in the future. We also cannot assure you that we will be able to obtain the required licenses or approvals or to satisfy all the requirements posed by the authorities if we plan to expand into other internet businesses. If we fail to timely obtain or maintain any of the required licenses or approvals, we may be subject to various penalties, which may disrupt our business operations or derail our business strategy, and materially and adversely affect our business, financial condition and results of operations. See “—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations may be materially and adversely affected,” “Item 4. Information on the Company—C. Business Overview—Government Regulations—Internet Information Services,” “Item 4. Information on the Company—C. Business Overview—Government Regulations—Internet Publication and Cultural Products,” “Item 4. Information on the Company—C. Business Overview—Government Regulations—Online Music and Entertainment” and “Item 4. Information on the Company—C. Business Overview—Government Regulations—Online Transmission of Audio-Visual Programs.”

If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations may be materially and adversely affected.

The internet industry in mainland China is highly regulated. See “Item 4. Information on the Company—C. Business Overview—Government Regulations—Internet Information Services,” “Item 4. Information on the Company—C. Business Overview—Government Regulations—Internet Publication and Cultural Products,” “Item 4. Information on the Company—C. Business Overview—Government Regulations—Online Music and Entertainment” and “Item 4. Information on the Company—C. Business Overview—Government Regulations—Online Transmission of Audio-Visual Programs.” For example, an internet information service provider shall obtain an operating license, or the ICP License, from the PRC Ministry of Industry and Information Technology, or MIIT, or its local counterparts before engaging in any commercial internet information services. The variable interest entity, Guangzhou Huya Information Technology Co., Ltd., or Guangzhou Huya, has obtained a valid ICP License for provision of internet information services, a radio and television program production and operating permit, a commercial performance license and an internet culture operation license for music products.

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

According to a notice issued by the Administration of Press, Publication, Radio, Film and Television of the Guangdong Province on September 26, 2016, or Guangdong Province Letter, only live streaming services covering (i) major political, military, economics, social, cultural, sports activities or reality event streaming or (ii) activities such as general social cultural activities or sports events are required to apply for an Audio-Visual License. The Guangdong Province Letter further stated that live streaming platforms offering online shows, online games and online drama performances are not required to obtain an Audio-Visual License. We are advised by our mainland China legal counsel, Commerce & Finance Law Offices, that Audio-Visual License is not required for our live streaming business.

Currently, we allow broadcasters to upload their recorded video clips to our platform. We also selectively record and edit live streaming gameplays of certain popular broadcasters and turn them into video clip highlights. Streaming those videos on our platform may be regarded as providing internet audio-video program service. Although we currently hold an Audio-Visual License, this may not be sufficient to meet regulatory requirements given the uncertainties with the interpretation and implementation of existing and future laws and regulations. If our practice of offering video clips is deemed as violating the Audio-Visual Provisions, our ability to expand our business scope may be limited and we may be subject to fines or other regulatory actions by relevant regulators. Moreover, we may be required to obtain additional licenses or approvals for our video clip services if the government of mainland China adopts more stringent policies or regulations on online video clips offerings. As we further develop and expand our video service offerings, we may need to obtain additional qualifications, permits, approvals or licenses.

As the internet industry in mainland China is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. In addition, we may be required to obtain additional licenses or approvals, and we cannot assure you that we will be able to timely obtain or maintain all of the required licenses or approvals or make all of the necessary filings in the future. If we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

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

Many elements of our business are unique, evolving and relatively unproven. Our business and prospects depend on the continuing development of the live streaming industry in mainland China. The market for our services is relatively new and rapidly changing and is subject to significant challenges. Our business relies upon our ability to cultivate and grow an active game live streaming community and to successfully monetize our user base, so as to increase revenues from our live streaming as well as online advertising services. In addition, our business development depends, in part, on our ability to respond to constant changes in the internet industry, including rapid technological evolution, continued shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Developing and integrating new content, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve at all. We cannot assure you that we will succeed in any of these aspects or that these industries in mainland China will continue to grow as rapidly as they have in the past.

As users are facing a growing number of entertainment options that directly or indirectly compete with online live streaming, live streaming may not maintain or increase its current popularity. Growth of the live streaming industry is affected by numerous factors, such as content quality, user experience, technological innovations, development of internet and internet-based services, regulatory environment, and macroeconomic environment. In addition, since we mainly focus on game live streaming, the growth of the games industry will have an impact on the prospects of our business. If live streaming as a form of entertainment loses its popularity due to changing social trends and consumer preferences, or if the games industry in mainland China does not grow as quickly as expected, our results of operation and financial condition may be materially and adversely affected.

Our revenue model for live streaming may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

We operate our live streaming platform using a revenue model whereby users can get free access to live streaming of game or other types of content but have the options to purchase our products or services. We have generated, and expect to continue to generate, a substantial majority of our live streaming revenues using this revenue model. In 2020, 2021 and 2022, our live streaming revenues contributed to 94.5%, 89.7% and 88.9% of our total net revenues, respectively. Our live streaming revenues experienced a decline in 2022, and we may continue to experience a decline and not be able to achieve a growth in the future, as the user demand for this service may change, decrease substantially or dissipate, we may fail to anticipate and serve user demands effectively, or we may have to make adjustments on our live streaming revenue model under intensified regulations, rules, or guidelines on the live streaming industry and we may not be able to mitigate revenue impacts of those adjustments.

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

Although we primarily rely on revenues generated from live streaming services, we still generate a small portion of our revenues from advertising. Our revenues from advertising partly depend on the continued development of the online advertising industry in mainland China and advertisers’ willingness to allocate budgets to online advertising. In addition, companies that decide to advertise or promote online may utilize more established methods or channels, such as more established Chinese internet portals or search engines, over advertising on our platform. If the online advertising market does not continue to grow, or if we are unable to capture and retain a sufficient share of that market, our ability to increase our current level of advertising revenues and our profitability and prospects may be materially and adversely affected.

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

Significant revenue sharing fees and content costs on our platform have had and may continue to have an adverse effect on our business, financial condition and results of operations.

We need to continue offering popular and attractive content on our platform to provide our users with engaging and satisfying viewing experiences, and our ability to provide such content is dependent on our ability to attract and retain our broadcasters and talent agencies. We have a revenue sharing arrangement with both our broadcasters and talent agencies under which we share with them a portion of the revenues from the sales of our products and services on our platform. We also pay some popular broadcasters additional fees to sign agreements that contain exclusivity clauses with us. The absolute amounts and revenue percentages that we pay broadcasters and talent agencies may increase. If our competitor platforms offer higher revenue sharing ratios or additional fees with an intent to attract our popular broadcasters, costs to retain our broadcasters may further increase. If we are not able to continue to retain our broadcasters and produce high-quality content on our platform at commercially acceptable costs, our business, financial condition and results of operations would be adversely impacted. Furthermore, as our business and user base further expand, we may have to devote more resources in attracting broadcasters and talent agencies to produce more content that meets the varied interests of a diverse user base, which would increase the costs of contents on our platform. The portion of revenues we share with our broadcasters increased in the second half of 2021 as a result of our efforts to attract and retain popular broadcasters, and it remained stable and at a high level in 2022 as compared to the level we had before the second half of 2021. We currently expect it to remain high in 2023, although there are still uncertainties, such as general market conditions. The significant revenue sharing fees with broadcasters has had and will continue to have a material adverse effect on our profitability.

In addition, we pay game developers or publishers, e-sports tournaments and game events organizers and participants, and other content broadcasting right owners for content and increases in prices for these broadcasting rights would also have an adverse effect on our business, financial condition and results of operations. If fail to procure these content or fail to procure these content at commercially acceptable costs, our business and results of operations may be adversely impacted. In 2021 and 2022, our e-sports content costs also increased significantly due to our procurement of more high-quality events and the increasing prices of some leading e-sports tournaments. We expect our e-sports content costs will decrease in 2023, primarily because of our more stringent procurement policy for e-sports content and a decrease in prices of some key e-sports tournaments. If we are unable to generate sufficient revenues that outpace our increased revenue sharing fees and content costs, or we experience a greater decline in revenues than the decline in revenue sharing fees and content costs, our business, financial condition and results of operations may be materially and adversely affected.

We have incurred net losses in the past, which may continue in the future.

We incurred net income in 2020 and 2021 and incurred net loss in 2022. In 2020, 2021, and 2022, we incurred net income of RMB884.2 million, net income of RMB583.5 million, and net loss of RMB486.7 million (US$70.6 million), respectively. We cannot assure you that we will be able to generate net profit in the future. Furthermore, we expect that we will continue to incur significant costs and expenses such as costs and expenses to retain and attract content creators, acquire content, grow our user base and generally expand our business operations, and research and development expenses and bandwidth costs to support our video functions, and personnel costs and expenses to attract and retain key employees, and investments to develop new businesses. We may again not be able to generate sufficient revenues to offset such costs and expenses to sustain profitability in the future. In addition, we expect to continue to invest heavily in our operations to maintain our current market position, support anticipated future growth and meet our expanded reporting and compliance obligations as a public company.

Our profitability is also affected by other factors beyond our control. For example, live streaming as a form of entertainment may not continue to retain or increase its viewership levels or popularity. In addition, advertisers may not increase or maintain their spending on live streaming platforms, including our platform. The continued success of our business depends on our ability to identify which services will appeal to our user base and to offer them on commercially acceptable terms. Our profitability also depends in part on our ability to convert users into paying user, attract advertisers and successfully compete in a very competitive market. In addition, factors including regulatory trends, economic environment and monetary policies in mainland China and globally also affect our profitability.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors and the government of mainland China may adversely affect our business, financial condition and results of operation.

The government of mainland China and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the government of mainland China on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the government of mainland China or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

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

Our overseas operations may exert pressure on our operating results and net margins in the near term, and our overseas expansion may not be occurring at the pace as we intended or generate revenues in the amount as we originally expected. Due to our shift in strategic focus to key geographic markets since the second quarter of 2022, our overseas live streaming revenues and the contribution to our total net revenues declined in 2022. We cannot guarantee that we will be able to increase or sustain our overseas revenues in the future, as the monetization of our overseas business is still at an early stage and our monetization strategies may change. The geographic scope of our overseas markets may also further change as we continually adjust our overseas business strategies. For example, we are continuously optimizing the geographic coverage of Nimo TV as part of our overall strategy to focus on key markets. Our business, financial condition and results of operations may be materially and adversely affected by these and other risks associated with our overseas operations.

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

If any of our executive officers and key employees terminates their services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, as advised by our mainland China legal counsel, Commerce & Finance Law Offices, certain provisions under the non-compete agreement may be deemed invalid or unenforceable under laws of mainland China. If any dispute arises between our executive officers and key employees and us, we cannot assure you that we would be able to enforce these non-compete agreements in mainland China, where these executive officers reside, in light of uncertainties with legal system of mainland China. See “—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the legal system of mainland China and the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us.”

We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and government authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform.

Our interactive live streaming platform enables users and broadcasters to exchange information and engage in various other online activities. We have required broadcasters, to complete the real-name registration. In August 2018, a notice jointly issued by National Office of Anti-Pornography and Illegal Publication and other five authorities called for the adoption of a real-name registration system for users. In November 2020, a notice issued by the National Radio and Television Administration sets forth real-name registration requirements for certain broadcasters and users. However, since there are no ancillary implementation rules or further guidance from regulatory authorities announced or notified to us so far, there are still considerable uncertainties in the interpretation and enforcement of such notices in actual practice. As such, we are unable to verify the sources of the information posted by our users. In addition, while we have consistently regulated and monitored the information and content displayed on our platform, because a majority of the communications on our platform is conducted in real time, we are unable to examine the content generated by users and broadcasters before they are posted or streamed. Therefore, it is possible that broadcasters and users may engage in illegal, obscene or incendiary conversations or activities, including publishing of inappropriate or illegal content that may be deemed unlawful under laws and regulations of mainland China on our platform. If any content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third-party consents have not been obtained, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. We have occasionally received fines and been required to disgorge any illegal income earned for certain inappropriate content generated by broadcasters on our platform. Despite our efforts to closely monitor the content on our platform and the actions of our broadcasters, we may be subject to similar fines and penalties in the future. In addition, if the authorities of mainland China find that we have not adequately managed the content on our platform, they may impose other legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform. See “Item 4. Information on the Company—C. Business Overview—Government Regulations—Internet Information Services.” Moreover, the costs of compliance may continue to increase when more content is made available on our platform as a result of our growing user base, which may adversely affect our results of operations. Furthermore, the distribution of inappropriate or illegal content by broadcasters may result in the suspension of broadcasters from our platform, which may materially and adversely impact our content offering and our attractiveness to users, thereby negatively impacting our business operations and financial results. In the event popular broadcasters are suspended from our platform as a result of inappropriate or illegal content, we may not be able to recoup or realize the expected returns on our investments made to engage such broadcasters.

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

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in mainland China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common way to resolve disputes in mainland China, we face a higher risk of being the subject of intellectual property infringement claims. Under relevant laws and regulations of mainland China, online service providers which provide storage space for users to upload works or links to other services or content could be held liable for copyright infringement under various circumstances, including situations where an online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes the copyrights of others and the provider realizes economic benefits from such infringement activities. In particular, there have been cases in mainland China in which courts have found online service providers to be liable for the posting of copyrighted content by users which was accessible from and stored on such providers’ servers. For example, in August 2018, a game publisher filed a suit against us as a co-defendant, claiming that one of our self-developed mobile games infringed the plaintiff’s licensed mobile game. The game publisher seeks RMB20 million in damages and requests us to remove each version of such game from our platform. In November 2020, a local court in mainland China in charge of this case passed a first-instance judgment which was unfavorable to us and in this judgment, the court held that one of our self-developed mobile games infringed the copyright of plaintiff’s licensed mobile game and our actions constitute unfair competition. The court also held that we should pay the game publisher RMB20 million in damages and stop all the actions relative to unfair competition. We believe the claims lack merit and have already appealed against the judgment of the first-instance. This case is on appeal and still pending. We are also subject to the risk of being held liable for unauthorized postings or live performances of copyrighted content by our user, such as live-streaming of games over which we do not have license or copyright. In that event, our business, results of operations and financial conditions may be materially and adversely affected.

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

Although we have required our users to post only legally compliant and inoffensive materials and have set up screening procedures, our screening procedures may fail to screen out all potentially offensive or non-compliant user-generated content and, even if properly screened, a third party may still find user-generated content posted on our platform offensive and take action against us in connection with such content. In addition, we have entered into revenue-sharing arrangements with broadcasters and talent agencies on our platform, and we cannot assure you that courts in mainland China will not view these broadcasters or talent agencies as our employees or agents, deem us to have control over their activities on our platform and the content they upload or otherwise make available on our platform, determine that we have knowingly uploaded such infringing content on our platform and hold us directly liable for their infringement activities on our platform. We may also face litigations or administrative actions for defamation, negligence or other purported injuries resulting from the content we provide or the nature of our services. Such litigations and administrative actions, with or without merits, may be expensive and time-consuming, resulting in significant diversion of resources and management attention from our business operations, and adversely affect our brand image and reputation. Separately, as our business expands, the cost of carrying out these procedures and obtaining authorization and licenses for the growing content on our platform may increase, which may potentially have material and adverse effects on our results of operations.

Although we have so far not been subject to lawsuits in jurisdictions other than China for alleged violation of intellectual property rights, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States, by virtue of our ADSs being listed on the NYSE, the ability of users to access our platform from the United States and other jurisdictions, the performance of songs and other content which are subject to copyright and other intellectual property laws of countries outside China, including the United States, the ownership of our ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of foreign law by foreign courts or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation.

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

Moreover, as we have limited control over the illegal or inappropriate behavior of our broadcasters and users, to the extent such behavior is associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and public perception of our brand may be materially and adversely affected. In addition, in response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, government authorities of mainland China may intervene and hold us liable for non-compliance with laws and regulations in mainland China concerning the dissemination of information on the internet or others and subject us to administrative penalties, including confiscation of income and fines, or other sanctions, such as requiring us to restrict or discontinue some of the broadcasters, or features and services provided on our platform. Furthermore, certain behaviors of broadcasters or the talent agencies they belong to, such as tax evasion, that are not directly associated with our platform but cause the broadcasters to be banned from online broadcasting or other consequences, may nevertheless affect our brand.

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

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in disruptions to our business, negative publicity, a slowdown in the growth of our users or even a decline of our user base, which could materially and adversely affect our business, financial condition and results of operations.

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

We rely on third-party mobile application and PC application distribution channels such as Apple’s app store, various Android application stores, and websites to distribute our mobile apps and PC clients to users and broadcasters. We expect that a substantial number of downloads of our mobile apps and PC clients will continue to be derived from these distribution channels. As such, the promotion, distribution and operation of our mobile apps and PC clients are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If Apple’s app store or any other major distribution channel interprets or changes its standard terms and conditions in a manner that is detrimental to us, removes our mobile apps or PC clients from their channels, or even suspends or terminates its existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

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

Furthermore, such third-party online payment systems are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations in mainland China, which require them to comply with certain anti-money laundering requirements, including the establishment of a customer identification procedure, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. If a third-party payment system fails to perform its anti-money laundering obligations, it may be subject to fines or other proceedings in accordance with the relevant regulations. If any of such third-party payment system fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in mainland China, which is in large part maintained by state-owned operators.

Almost all access to the internet in mainland China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with internet infrastructure in mainland China or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in mainland China has experienced significant growth during the past few years. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in mainland China will be able to support the demands associated with the continued growth in internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to accommodate the increases in traffic from expanding user base, and the adoption of our services may be hindered, which could adversely impact our business.

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

Spammers may use our platform to send spam messages to users, which may affect user experience. As a result, our users may reduce using our products and services or stop using them altogether. In spamming activities, spammers typically create multiple user accounts for the purpose of sending a high volume of repetitive messages. Although we attempt to identify and delete accounts created for spamming purposes, we may not be able to effectively eliminate all spam messages from our platform in a timely fashion. Any spamming activities could have a material and adverse effect on our business, financial condition and results of operations.

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

In addition, there are currently only a limited number of reputable third-party online payment systems in mainland China. If any of these major payment systems decides to cease to provide services to us, or significantly increase the percentage they charge us for using their payment systems for our products and services, our results of operations may be materially and adversely affected.

Concerns or claims about the collection and use of personal data could damage our reputation and deter current and potential users from using our products and services, which could materially and adversely affect our business, financial condition and results of operations.

Concerns or claims about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. We apply strict management and protection for any information provided by users and, under our privacy policy, without our users’ prior consent, we will not provide any of our users’ personal information to any unrelated third party. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. See “—Our business generates and processes a large amount of data, and we are required to comply with laws of mainland China and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.” User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is used or shared with advertisers or others may adversely affect our ability to share certain data with advertisers or others, which may limit certain methods of targeted advertising or our cooperation with other business partners. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower registered, active or paying user numbers on our platform. For example, if the government authorities of mainland China require real-name registration system for users of our platform with stricter and higher standards, the growth of our user numbers may slow down or the numbers may even decline, and our business, financial condition and results of operations may be adversely affected. See “—Risks Related to Doing Business in Mainland China—We may be adversely affected by the complexity, uncertainties and changes in the regulation of mainland China relating to the internet industry and companies.” A significant reduction in registered, active or paying user numbers could lead to lower revenues, which could have a material and adverse effect on our business, financial condition and results of operations.

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

Implementation and enforcement of intellectual property-related laws of mainland China is still evolving. Accordingly, protection of intellectual property rights in mainland China may not be as effective as in the United States or other developed countries. Mainland China may not have as robust or comprehensive of intellectual property protection laws and schemes as those offered in the U.S. In addition, the mechanisms to enforce intellectual property rights in mainland China may be inadequate to protect us, which could harm our business. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

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

In mainland China, the validity period of utility model patent rights or design patent rights is ten years and not extendable. Currently, we have 617 registered patents, 769 patent applications pending in mainland China and 71 additional patent applications under the patent cooperation treaty. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with sufficient protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

COVID-19 has had a severe and negative impact on the Chinese and the global economy starting from the first quarter of 2020, and such impact persists as of the date of this annual report. It remains unknown how long and to what extent it will continue to impact the Chinese and global economy. See “—We face risks related to natural disasters, health epidemics, and other outbreaks, such as the COVID-19 pandemic, which could significantly disrupt our operations.” Chinese and global macroeconomic environment is facing numerous challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere, including the war between Russia and Ukraine, may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. The tensions between China and the U.S. and other countries have intensified especially since COVID-19. See “—Risks Related to Doing Business in Mainland China —Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.” Economic conditions in mainland China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in mainland China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

In addition, when appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations of mainland China, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the operational and financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, assets impairment loss, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

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

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in mainland China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalties and our business may be harmed.

Our business generates and processes a large amount of data, and we are required to comply with laws of mainland China and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

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

The regulatory and enforcement regime in mainland China with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different regulatory bodies of mainland China, including the Standing Committee of the NPC, the MIIT, the CAC, the MPS and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—C. Business Overview—Government Regulations—Regulation of Internet Content and Information Security.” The following are examples of certain recent regulatory activities in mainland China in this area:

Data Security

•

In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the government authorities of mainland China may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under law of mainland China. If we are deemed to be a critical information infrastructure operator under the cybersecurity laws of mainland China and regulations, we may be subject to obligations in addition to what we have fulfilled under the cybersecurity laws and regulations of mainland China.

•

In November 2021, the CAC released the Regulations on the Management of Cyber Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

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

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us if we were to pursue another listing outside mainland China. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listing (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our apps from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing laws and regulations of mainland China, as well as additional laws and regulations that regulatory bodies of mainland China may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice. On June 11, 2021, the CAC issued a notice requiring 129 named apps to rectify certain non-compliance related to collection of personal information, including our Huya Live app which was named for “collecting personal information that is not related to the functioning of the app.” We submitted a rectification report to the authorities on July 1, 2021. On July 19, 2021. MIIT issued a notice requiring 145 apps named for infringement of users’ rights to complete rectification before July 26, 2021, including our Huya Live app which was named for “deceiving, misleading, and forcing users” by way of pop-up ads when users log onto the platform. We submitted a rectification report to the authorities on July 22, 2021. We have taken actions in response to the identified issues and completed the rectification as required. However, we cannot guarantee that we will not be involved in future regulatory actions and be subject to penalties as a result.

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

To grow our business and remain competitive, we may require additional capital from time to time for our daily operation. For example, in November 2020, we entered into an agreement to obtain the usage right to a piece of land in Guangdong Province on which we are in the process of developing office space, which requires a significant amount of capital. See “Item 4. Information on the Company—E. Property, Plants and Equipment.” Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our market position and competitiveness in the live streaming service, in particular, game live streaming;

•	our future profitability, overall financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by live streaming and other internet companies in mainland China;

•	foreign currency restrictions; and

•	economic, political and other conditions in mainland China and internationally, including the continuous impact of the COVID-19 outbreak.

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

Furthermore, we may be adversely affected by bank failures or other crises in the financial industry. For example, in March 2023, the Federal Deposit Insurance Corporation took control and was appointed as the receiver of Silicon Valley Bank, or SVB. Although we do not hold funds at SVB, we have funds at other banks, and if a bank or other financial institution at which a portion of our cash, cash equivalents or deposits is held fails in the future, our ability to access our existing cash, cash equivalents and deposits may be impacted and we may need to obtain capital from elsewhere. Our business and financial condition may be materially adversely affected as a result.

We face risks related to natural disasters, health epidemics, and other outbreaks, such as the COVID-19 pandemic, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in mainland China and globally. Our business operations could be disrupted if one of our employees is suspected of having contracted COVID-19, H1N1 flu, avian flu, Ebola or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. Our results of operations could be adversely affected to the extent that the outbreak has any negative impact on the Chinese and global economy in general and the Chinese and global mobile internet and gaming industries in particular.

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across mainland China. Normal economic life throughout mainland China was sharply curtailed. Certain aspects of our business have been adversely affected by the COVID-19 outbreak. Since the initial outbreak in early 2020, a number of major e-sports tournaments and game events have been canceled, delayed, shifted to online-only format or otherwise disrupted. For example, competitions of League of Legends Pro League Spring 2020 in mainland China were rescheduled and the related marketing plans rearranged. Consequently, our broadcasting and business plans in connection with these tournaments were also disrupted, and we incurred additional managerial, operational and financial resources to make necessary accommodations. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. These events have materially and adversely affected our business since 2020 and we had to adjust various aspects of our operations. At the end of 2022, mainland China began to modify its zero-COVID policy, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during this time, which caused further disruption to our business and results of operations and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. A potential resurgence of COVID-19 may cause closure of our offices and/or those of our partners such as internet cafes or talent agencies, suspension of services such as mourning days, large-scale outbreak of infection among our broadcasters and reduction of streaming hours on our platform, and travel restrictions and limits on access to public venues. We maintain corporate offices in a number of cities in mainland China that have been severely affected by the outbreak, including Guangzhou, Beijing and Shanghai. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. Mainland China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as the consumption in online entertainment and our users’ spending on our platforms may be decreased. Our users will need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

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

Insurance companies in mainland China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence may disrupt our business operations, require us to incur substantial costs and divert our resources, which could have an adverse effect on our results of operations and financial condition.

Risks Related to Our Relationship with Our Major Shareholders

Our major shareholders will control the outcome of shareholder actions in our company.

On April 3, 2020, Linen Investment Limited, a wholly-owned subsidiary of Tencent, exercised its option to acquire 16,523,819 Class B ordinary shares for an aggregate purchase price of US$262.6 million in cash from JOYY. On October 12, 2020, Linen Investment Limited entered into a share transfer agreement with certain affiliates of Mr. Rongjie Dong to purchase an additional 1,970,804 Class B ordinary shares, which agreement was terminated on July 12, 2021 concurrently with the termination of our proposed merger with DouYu. See “Item 4. Information on the Company—B. Termination of the Proposed Merger with DouYu.” As of March 31, 2023, Tencent held 70.3% voting power in us calculated based on our total issued and outstanding shares. Tencent’s voting power gives it the power to control over certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NYSE requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

We may have conflicts of interest with Tencent and, because of Tencent’s controlling interest in our company, we may not be able to resolve such conflicts on favorable terms for us. Conflicts of interest may arise between Tencent and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

•

Agreements with Tencent. We may enter into agreements with Tencent from time to time. Tencent may use its control over us to prevent us from bringing a legal claim against it in the event of a contractual breach by Tencent, notwithstanding our contractual rights under these agreements.

•

Developing business relationships with Tencent’s competitors. So long as Tencent remains as our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to serve the best interests of our company and our other shareholders.

•

Employee recruiting and retention. Because both Tencent and we are engaged in live streaming and online entertainment businesses in mainland China, we may compete with Tencent in the hiring of new employees and retaining talents.

•

Allocation of business opportunities. There may arise other business opportunities that both we and Tencent find attractive. If Tencent decides to take up such opportunities itself, we may be prevented from taking advantage of those opportunities.

•

Our directors may have conflicts of interest. As of the date of this annual report, a majority of our directors were appointed by Tencent. This relationship could create, or appear to create, conflicts of interest when these directors are faced with decisions with potentially different implications for Tencent and us.

•

Sales of shares in our company. Tencent may decide to sell all or a portion of our shares that it holds to a third party, including our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders.

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

JOYY is a leading global social media company, and our game live streaming business has benefited from its experience, resources and influence in the live streaming industry and technological know-how. Although we have entered into a series of agreements with JOYY including a business cooperation agreement and agreements with respect to certain parts of our operations, such as premises lease and patent license, due to the fact that we are no longer consolidated by JOYY and changes in JOYY’s business strategies, the level of our cooperation with JOYY and our benefits from such cooperation has declined since 2021. Going forward, if the level of our cooperation with JOYY continues to decline or if such cooperation ceases altogether, including as a result of the expiry and non-renewal of our agreements with JOYY, our business and results of operations may be adversely affected.

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

Risks Related to Our Corporate Structure

If the government of mainland China finds that the structure we have adopted for our business operations does not comply with laws and regulations of mainland China, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations.

Current laws and regulations of mainland China impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content. Specifically, foreign ownership of an internet content provider may not exceed 50%. We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and Guangzhou Huya Technology Co., Ltd., or Huya Technology, our wholly owned subsidiary in mainland China, is considered a foreign invested enterprise. To comply with laws and regulations of mainland China, we conduct our business in mainland China through the variable interest entity, Guangzhou Huya, and its subsidiaries, based on a series of contractual arrangements by and among Huya Technology, Guangzhou Huya and its shareholders. As a result of these contractual arrangements, we consolidate or combine the operating results of the variable interest entity and its subsidiaries in our financial statements under U.S. GAAP. The variable interest entity holds the licenses, approvals and key assets that are essential for our business operations.

In addition, in 2009, the GAPP and other government authorities have issued the Notice on Further Strengthening the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or Circular 13, which prohibits the foreign investors to invest in online game-operating business in mainland China, including by way of variable interest entity structural similar to the one we adopted. See “Item 4. Information on the Company—C. Business Overview—Government Regulations—Regulations Relating to Foreign Ownership Restrictions.” We are not an online game operating business subject to such prohibition, nor are we aware of any companies that have adopted a corporate structure that is the same as or similar to ours having been penalized or terminated due to such prohibition. However, if the government deems otherwise, and if we, our subsidiary in mainland China or the variable interest entity are found to be in violation of the prohibition under Circular 13, the GAPP, in conjunction with the relevant regulatory authorities in charge, may impose applicable penalties, which in the most serious cases may include suspension or revocation of relevant licenses and registrations.

Investors in our ADSs are not purchasing equity interest in the variable interest entity in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the government of mainland China deems that our contractual arrangements with the variable interest entity do not comply with regulatory restrictions of mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless, if we are unable to assert our contractual rights over the assets of the VIE which contributed to 96.9% of our revenues in 2022. Our holding company in the Cayman Islands, the variable interest entity, and investors of our company face uncertainty about potential future actions by the government of mainland China that could affect the enforceability of the contractual arrangements with the variable interest entity and, consequently, significantly affect the financial performance of the variable interest entity and our company as a group.

In the opinion of our mainland China legal counsel, Commerce & Finance Law Offices, based on its understanding of the relevant laws and regulations in mainland China, each of the contracts among our subsidiary in mainland China, the variable interest entity and its shareholders is valid, binding and enforceable in accordance with its terms. There are, however, substantial uncertainties regarding the interpretation and application of current or future laws and regulations in mainland China. Thus, we cannot assure you that the government of mainland China will not take a view contrary to the opinion of our mainland China legal counsel. If we are found in violation of any laws or regulations of mainland China or if the contractual arrangements among Huya Technology, Guangzhou Huya and its shareholders are determined as illegal or invalid by the court in mainland China, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct the business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the variable interest entity and its subsidiaries or the right to receive their economic benefits, we would no longer be able to consolidate the variable interest entity and its subsidiaries. We do not believe that any penalties imposed or actions taken by the government of mainland China would result in the liquidation of the Company, Huya Technology, Guangzhou Huya and its subsidiaries.

We rely on contractual arrangements with the variable interest entity and its shareholders for the operation of our business, which may not be as effective as direct ownership. If the variable interest entity and its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

Because of restrictions on foreign ownership of internet-based businesses in mainland China, we depend on contractual arrangements with the variable interest entity in which we have no direct ownership interest to conduct our business. These contractual arrangements are intended to provide us with contractual rights over these entities and allow us to obtain economic benefits from them. See “Item 4. Information on the Company—D. Organizational Structure—Contractual Arrangements with Guangzhou Huya” for more details about these contractual arrangements. However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, the variable interest entity and its shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of the variable interest entity with direct ownership, we would be able to exercise our rights as shareholders to effect changes to its board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, if the variable interest entity or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under law of mainland China, including contract remedies, which may not be sufficient or effective. All of these contractual arrangements are governed by and interpreted in accordance with law of mainland China. Disputes arising from these contractual arrangements between us and the variable interest entities will be resolved through arbitration in mainland China, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal framework and system in mainland China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in mainland China, which could limit our ability to enforce these contractual arrangements and exert contractual rights over the variable interest entity. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the legal system of mainland China and the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us.”

The shareholders of the VIE have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

What is in the best interests of the variable interest entity may not be in the best interests of our company. We cannot assure you that when conflicts of interest arise, the nominee shareholders of the variable interest entity will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, the nominee shareholders of the variable interest entity may breach or cause Guangzhou Huya and its respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address such potential conflicts of interest; provided that we could, at all times, exercise our option under the exclusive option agreement to cause the nominee shareholders to transfer all of their equity ownership in Guangzhou Huya to a mainland China entity or individual designated by us, and this new shareholder of Guangzhou Huya could then appoint a new director of Guangzhou Huya to replace the existing directors. In addition, if such conflicts of interest arise, Huya Technology, our wholly owned subsidiary in mainland China, could also, in the capacity of attorney-in-fact for the nominee shareholders as provided under the relevant powers of attorney, directly appoint a new director of Guangzhou Huya. We rely on the nominee shareholders to comply with the laws of mainland China, which protect our contractual rights and provide that a director owes a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their position for personal gains. If we cannot resolve any conflicts of interest or disputes between us and the nominee shareholders of the variable interest entity, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of original laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected regulatory trend in mainland China to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties still exist in relation to its interpretation and implementation of the Foreign Investment Law and its current implementation and interpretation rules. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in mainland China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the laws and regulations in mainland China. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their securities.

As of March 31, 2023, our controlling shareholder Tencent held 70.3% voting power in us calculated based on our total issued and outstanding shares. In addition, the shareholder of the variable interest entity, Guangzhou Huya, is Linzhi Tencent Technology Co., Ltd., or Linzhi Tencent, which owns 100% of the equity interests in Guangzhou Huya.

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

We may lose the ability to use and enjoy assets held by the variable interest entity that are important to the operation of our business if such entity goes bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the variable interest entity, Guangzhou Huya holds certain assets, such as patents for the proprietary technology that are essential to the operations of our platform and important to the operation of our business. If Guangzhou Huya goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the variable interest entity undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our ability to enforce the equity pledge agreements between us and the variable interest entity’s shareholders may be subject to limitations based on laws and regulations in mainland China.

Pursuant to the equity interest pledge agreements between Guangzhou Huya, the variable interest entity, and Huya Technology, our wholly-owned subsidiary in mainland China, and the shareholders of Guangzhou Huya, each shareholder of Guangzhou Huya agrees to pledge its equity interests in Guangzhou Huya to our subsidiary to secure Guangzhou Huya’s performance of its obligations under the relevant contractual arrangements. The equity interest pledges of shareholders of variable interest entity under these equity pledge agreements have been registered with the relevant local branch of the SAMR. In addition, in the registration forms of the local branch of SAMR for the pledges over the equity interests under the equity interest pledge agreements, the aggregate amount of registered equity interests pledged to Huya Technology represents 100% of the registered capital of Guangzhou Huya. The equity interest pledge agreements with the VIE’s shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of that variable interest entity. However, it is possible that a court in mainland China may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the court in mainland China as unsecured debt, which takes last priority among creditors.

Our contractual arrangements with the variable interest entity may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements among our subsidiary in mainland China, the variable interest entity and its shareholders, we are effectively subject to turnover tax in mainland China on revenues generated by our subsidiaries from our contractual arrangements with the variable interest entity. Such tax generally includes the value-added tax in mainland China, or the VAT, primarily at a rate of 6% along with related surcharges. The applicable turnover tax is determined by the nature of the transaction generating the revenues subject to taxation. The mainland China enterprise income tax law requires every enterprise in mainland China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the tax authorities of mainland China within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the tax authorities of mainland China were to determine that the contracts between us and the variable interest entity were not on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the tax authorities of mainland China could request that the variable interest entity adjust its taxable income upward for purposes of tax in mainland China. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by the variable interest entity and thereby increasing its entities’ tax liabilities, which could subject the VIE to late payment fees and other penalties for the underpayment of taxes. Our financial results may be materially and adversely affected if the variable interest entity’s tax liabilities increase or if it becomes subject to late payment fees or other penalties.

Risks Related to Doing Business in Mainland China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB had historically been unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. In addition, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The significant oversight and discretion of the government of mainland China over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in mainland China. Our operations in mainland China are governed by laws and regulations in mainland China. The government of mainland China has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and social goals and policy positions. The government of mainland China has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation, and our ADSs may decline in value or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the mainland China government affecting our business.

Changes in the economic, political or social conditions or government policies in mainland China could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in mainland China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in mainland China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in mainland China may from time to time be modified or revised. Economy in mainland China differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the economy in mainland China has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors. The government of mainland China has significant authority to exert influence on the ability of a mainland China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from mainland China.

The government of mainland China also exercises significant control over economic growth of mainland China through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the economy of mainland China has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the economy of mainland China since 2012. Any adverse changes in economic conditions in mainland China, in the policies of the government of mainland China or in the laws and regulations in mainland China could have a material adverse effect on the overall economic growth of mainland China. Such developments could adversely affect our business and results of operations, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the legal system of mainland China and the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us.

The legal system of mainland China is based on written statutes where prior court decisions have limited value as precedents. The legal system of mainland China is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties. Our subsidiary in mainland China, Huya Technology, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in mainland China. However, since these laws and regulations are relatively new and the legal system of mainland China continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since administrative and court authorities of mainland China have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the legal system of mainland China is based in part on government policies and internal rules that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

The approval of and filing with the CSRC or other government authorities in mainland China may be required in connection with our future offshore offerings and capital raising activities under law of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six regulatory agencies of mainland China in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China domestic companies and controlled by persons or entities of mainland China to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other regulatory authorities of mainland China, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant government authorities of mainland China issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies. On February 17, 2023, the CSRC released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “Overseas Listing Filing Rules”), which were formally implemented starting on March 31, 2023. According to the Overseas Listing Filing Rules, a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of domestic companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically. Pursuant to the Announcement Relating to the Notice on Filing Management Arrangements for Overseas Securities Offering and Listing by Domestic Companies issued by the CSRC, domestic companies that had been listed overseas prior to March 31, 2023 are “existing enterprises” that are not required to file with the CSRC with regard to their previous listing immediately. However, such companies are required to fulfill the filing requirements when they pursue any future securities offerings and listings for which filings are required as provided in the Overseas Listing Filing Rules, including but not limited to follow-on offerings, secondary listings and going private transactions. Therefore, any such offerings or listings conducted by us in overseas markets will be subject to the filing procedures with the CSRC. If we fail to obtain required approval or complete other review or filing procedures, under the Overseas Listing Filing Rules or otherwise, for any future overseas securities offerings or listings, including but not limited to follow-on offerings, issuance of convertible bonds, secondary listings, offshore relisting after going-private transactions, and other equivalent offering activities, we may face sanctions by the CSRC or other regulatory agencies of mainland China, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. In addition, we are required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. The CSRC or other regulatory authorities of mainland China also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. Furthermore, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

Regulation and censorship of information disseminated over the mobile and internet in mainland China may adversely affect our business and subject us to liability for content streamed or posted on our platform.

Internet companies in mainland China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. In 2018, 2019, 2020, 2021 and 2022, the Chinese regulatory authorities conducted the “Clean Up the Internet” campaign on a yearly basis, aiming to eliminate pornographic information and content in the Internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. During the campaigns, relevant government authorities have taken various measures such as shutting down websites, removing links, closing accounts, seizing publications and closing down mobile apps that contain illegal, harmful or obscene information.

In March 2018, the government of mainland China issued a notice to further regulate the transmission of internet audio-visual programs. Due to the lack of clarification and detailed implementation rules, it is unclear to us how this notice would be applicable to the content posted on our platform by our users. Given the uncertainty in the interpretation and implementation of this notice, we may be required to subsequently implement further content monitoring measures, which could materially and adversely affect our business, financial condition and results of operations. For further information regarding this notice, see “Item 4. Information on the Company—C. Business Overview—Government Regulations—Online Transmission of Audio-Visual Programs.”

We endeavor to eliminate illicit content from our platform. We have made substantial investments in resources to monitor content that users post on our platform and the way in which our users engage with each other through our platform. We use a variety of methods to ensure our platform remains a healthy and positive experience for our users. See “Item 4. Information on the Company—C. Business Overview—Content Moderation.” In response to the above-mentioned campaigns, we adopted various measures to prevent the dissemination of gambling, pornographic and other illicit information. Although we employ these methods to filter content posted by our users, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant with law and regulations of mainland China. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, suspension or revocation of our licenses to operate in mainland China or a ban on our platform, including closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit content on our platform. Although our business and operations have not been materially and adversely affected by government campaigns or any other regulatory actions in the past, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users and customers, our revenues and results of operation may be materially and adversely affected and the value of our ADSs could be dramatically reduced.

We may be adversely affected by the complexity, uncertainties and changes in the regulation of mainland China relating to the internet industry and companies.

The government of mainland China extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to the regulation of the internet business in mainland China include, but are not limited to, the following:

•

We only have contractual rights over our platform. Guangzhou Huya, the variable interest entity, owns our platform due to the restriction of foreign investment in businesses providing value-added telecommunication services in mainland China, including internet content provision services. If Guangzhou Huya breaches its contractual arrangements with us and no longer remains under our control, this may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•

There are uncertainties relating to the regulation of the internet business in mainland China, including evolving licensing practices and the requirement for real-name registrations and its implementation in actual practice. Permits, licenses or operations at some of our subsidiaries and variable interest entity levels may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “—Risks Related to Our Business and Our Industry—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations may be materially and adversely affected,” “Item 4. Information on the Company—C. Business Overview—Government Regulations—Internet Information Services,” “Item 4. Information on the Company—C. Business Overview—Government Regulations—Internet Publication and Cultural Products,” “Item 4. Information on the Company—C. Business Overview—Government Regulations—Online Music and Entertainment” and “Item 4. Information on the Company—C. Business Overview—Government Regulations—Online Transmission of Audio-Visual Programs.” In addition, if we were required to implement real-name registration system on our platform with stricter and higher standards, we may lose large numbers of registered user accounts for various reasons, because users may no longer maintain multiple accounts and users who dislike giving out their private information may cease to use our products and services altogether.

•

The evolving regulatory system in mainland China for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (now known as the Cyberspace Administration of China or Office of the Central Cyberspace Affairs Commission). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. Further, new laws, regulations or policies may be promulgated or announced that will regulate internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The interpretation and application of existing mainland China laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in mainland China, including our business. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of regulation of internet business of mainland China.

On August 31, 2018, the Standing Committee of the National People’s Congress of China issued the E-commerce Law, which came into effect on January 1, 2019. Pursuant to the E-commerce Law, operators of e-commerce platforms shall verify and register the basic information of e-commerce operators on their platforms, including the identity, address, contact and administrative license, and establish archives with regular updates for such information. It further provides that operators of e-commerce platforms shall submit information on the identification of e-commerce operators to department for market regulation, and submit e-commerce operators’ identification information and other information relating to tax payment to tax authority. Additionally, operators of e-commerce platforms shall record and save information released on their platform about commodities and services, and report to competent authorities, if such information show that e-commerce operators have failed to obtain the administrative license when they are subject to the relevant administrative approval, or commodities sold or services offered by e-commerce operators are found to be in violation of certain requirements to safeguard personal safety, property security and the requirements on environmental protection, or to be prohibited by laws and administrative regulations. The E-commerce Law establishes obligations to protect consumers for operators of e-commerce platforms, such as obligations to protect consumers’ personal information and record information of deals concluded on their platforms, obligations to refund guarantee deposits to consumers in a timely manner and obligations to noticeably label commodities or services ranked under competitive bidding with the word “Advertisement.” E-commerce operators shall not conduct false or misleading commercial publicity by fabricating transactions, making up user reviews or any other means, to cheat or mislead consumers. E-commerce platform operators shall not delete consumers’ ratings of commodities sold or services provided on the platform. We have carried out compliance work in accordance with these regulatory requirements. However, there are substantial uncertainties with respect to the interpretation and implementation of the E-commerce Law and how it may impact our business operations. We cannot guarantee that the compliance measures we have taken are fully consistent with the interpretation of regulators, and there is a risk that the company will be punished by those regulators because of any non-compliance activities. In April 2022, the CAC launched the “Clear and Bright” campaign to rectify a variety of online misconduct, in response to which certain enforcement actions were launched. If the governmental authorities of mainland China determine that we are not in compliance with all the requirements under applicable laws and regulations relating to Internet content, we may be subject to fines and/or other sanctions such as an order to correct the violation, confiscation of illegal earnings, suspension or shutdown of the related business and website, cessation of business operation for rectification, and revocation of business license, any of which could disrupt our operations.

In conducting anti-monopoly and competition laws and regulations related scrutiny or action, governmental agencies and regulators may, among other things, prohibit future acquisitions, divestitures, or combinations we plan to make, impose significant fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify our operations. On July 10, 2021, the SAMR decided to prohibit our proposed merger with DouYu following its antitrust review, as a result of which the proposed merger was terminated. The anti-monopoly regulators may also issue implementation rules or guidelines from time to time to reinforce their regulation on certain industrial sectors. For instance, on February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day, aiming at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Guideline intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related merchants and service providers on online platforms, i.e. unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition. On June 24, 2022, the revised version of Anti-Monopoly Law of the PRC was promulgated by the Standing Committee of the National People’s Congress. According to the revised Anti-monopoly Law, where a concentration of undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be approved by the anti-monopoly authority before parties implement the concentration. As of the date of this document, other than the SAMR’s decision to prohibit our proposed merger with DouYu, we have not been subject to any regulatory actions or investigations in connection with anti-monopoly and we do not expect that the Guideline will have a material impact on our business. However, as the Guideline and the revised Anti-Monopoly Law are newly enacted, there remains uncertainties as to how the Guideline and the revised Anti-Monopoly Law will be implemented, and we cannot assure you that the governmental authorities will not take an opposite opinion. Any failure or perceived failure by us to comply with the Guideline and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have for virtual assets.

While participating on our platform, our users acquire, purchase and accumulate some virtual assets, such as gifts or certain status. Such virtual assets can be important to users and have monetary value and, in some cases, are sold for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the user account of one user by other users and occasionally through data loss caused by delay of network service, network crash or hacking activities. Other than the Civil Code of the People’s Republic of China, which was passed by the National People’s Congress on May 28, 2020 and took effect on January 1, 2021, and prescribes that network virtual property will be protected according to the laws and regulations stipulating the protection of such property, the Chinese government has not yet enacted any specific laws regarding virtual property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of live streaming platform such as us would have any liability, whether in contract, tort or otherwise, to users or other interested parties, for loss of such virtual assets. Based on recent court judgments in mainland China, the courts have typically held online platform operators liable for losses of virtual assets by platform users, and ordered online platform operators to return the lost virtual items to users or pay damages and losses. In case of a loss of virtual assets, we may be sued by our users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

Advertisements shown on our platform may subject us to penalties and other administrative actions.

Under the advertising laws and regulations in mainland China, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, governmental authorities of mainland China may force us to terminate our advertising operations or revoke our licenses.

In addition to the advertisements that were placed by the advertising agencies or advertisers we directly cooperate with, our platform also displays side-bar advertisements placed by broadcasters on their own streaming channels and offers native advertisements in cooperation with broadcasters. While we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable laws and regulations of mainland China, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these laws and regulations of mainland China. If we are found to be in violation of applicable advertising laws and regulations of mainland China, we may be subject to penalties and our reputation may be harmed, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Under the enterprise income tax law of mainland China, we may be classified as a mainland China “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the enterprise income tax law of mainland China that became effective on January 1, 2008 and most recently amended on December 29, 2018, an enterprise established outside mainland China with “de facto management bodies” within the People’s Republic of China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the PRC State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, which became effective on September 1, 2011 and was amended in June 2015, June 2016 and June 2018, to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be considered a mainland China tax resident enterprise by virtue of having its “de facto management body” in mainland China and will be subject to mainland China enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in mainland China; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in mainland China; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in mainland China; and (d) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in mainland China. SAT Bulletin 45 further clarifies the resident status determination, post-determination administration as well as competent tax authorities.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by mainland China enterprises or mainland China enterprise group instead of those controlled by mainland China individuals or foreigners, Commerce & Finance Law Offices, our legal counsel as to mainland China law, has advised us that the determination criteria set forth therein may reflect SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by mainland China enterprises, individuals or foreigners.

We do not meet all of the conditions above, and therefore, we believe that we should not be treated as a “resident enterprise” for mainland China tax purposes even if the standards for “de facto management body” prescribed in the SAT Circular 82 are applicable to us. For example, our minutes and files of the resolutions of our board of directors and the resolutions of our shareholders are maintained outside mainland China.

However, it is possible that the mainland China tax authorities may take a different view. Commerce & Finance Law Offices, our legal counsel as to mainland China law, has advised us that if the mainland China tax authorities determine that our Cayman Islands holding company is a mainland China resident enterprise for mainland China enterprise income tax purposes, our world-wide income could be subject to mainland China tax at a rate of 25%, which could reduce our net income. In addition, we will also be subject to mainland China enterprise income tax reporting obligations.

Although dividends paid by one mainland China tax resident to another mainland China tax resident should qualify as “tax-exempt income” under the enterprise income tax law, we cannot assure you that dividends by our mainland China subsidiary to our Cayman Islands holding company will not be subject to a 10% withholding tax, as the mainland China foreign exchange control authorities, which enforce the withholding tax on dividends, and the mainland China tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for mainland China enterprise income tax purposes.

Non-mainland China resident ADS holders may also be subject to mainland China withholding tax on dividends paid by us and mainland China tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is sourced from within mainland China. The tax would be imposed at the rate of 10% in the case of non-mainland China resident enterprise holders and 20% in the case of non-mainland China resident individual holders. In the case of dividends, we would be required to withhold the tax at source. Any mainland China tax liability may be reduced under applicable tax treaties or similar arrangements. Although our holding company is incorporated in the Cayman Islands, it remains unclear whether dividends received and gains realized by our non-mainland China resident ADS holders will be regarded as income from sources within mainland China if we are classified as a mainland China resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.

Finally, we face uncertainties on the reporting and consequences on private equity financing transactions, private share transfers and share exchange involving the transfer of shares in our company by non-resident investors. According to the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, issued by the SAT on February 3, 2015, or SAT Circular 7, an “indirect transfer” of assets of a mainland China resident enterprise, including a transfer of equity interests in a non-mainland China holding company of a mainland China resident enterprise, by non-mainland China resident enterprises may be re-characterized and treated as a direct transfer of mainland China taxable properties, if such transaction lacks reasonable commercial purpose and was undertaken for the purpose of reducing, avoiding or deferring mainland China enterprise income tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax, and tax filing or withholding obligations may be triggered, depending on the nature of the mainland China taxable properties being transferred. According to SAT Circular 7, “mainland China taxable properties” include assets of a mainland China establishment or place of business, real properties in mainland China, and equity investments in mainland China resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-mainland China resident enterprise, would be subject to mainland China enterprise income taxes. When determining if there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from mainland China taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in mainland China or if its income mainly derives from mainland China; whether the offshore enterprise and its subsidiaries directly or indirectly holding mainland China taxable properties have a real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of mainland China taxable properties; and the tax situation of such indirect transfer outside mainland China and its applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a mainland China establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the mainland China establishment or place of business being transferred, and would consequently be subject to mainland China enterprise income tax at a rate of 25%. Where the underlying transfer relates to mainland China real properties or to equity investments in a mainland China resident enterprise, which is not related to a mainland China establishment or place of business of a non-resident enterprise, a mainland China enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Currently, SAT Circular 7 does not apply to the sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We cannot assure you that the tax authorities of mainland China will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations with respect to any internal restructuring, and our subsidiary in mainland China may be requested to assist in the filing. Any tax of mainland China imposed on a transfer of our shares not through a public stock exchange, or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in our company.

Implementation of the labor laws and regulations in mainland China may adversely affect our business and result of operations.

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

We expect our labor costs to increase due to the implementation of these laws and regulations. As the interpretation and implementation of these new laws and regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in full compliance with labor-related laws and regulations in mainland China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

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

The issuance and use of “virtual currency” in mainland China have been regulated since 2007 in response to the growth of the online games industry in mainland China. On January 25, 2007, the Ministry of Public Security, the MCT, the MIIT and the GAPP jointly issued a circular regarding online gambling which has implications for the use of virtual currency. To curtail online games that involve online gambling, as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. On June 4, 2009, the MCT and the MOFCOM jointly issued a notice regarding strengthening the administration of online game virtual currency, or the Virtual Currency Notice.

Although we issue different virtual currencies to users on our platform for them to purchase various items to be used on our platform as well in online games, our service does not constitute online game virtual currency transaction services because users cannot transfer or trade these currencies among themselves. However, we cannot assure you that the regulatory authorities of mainland China will not take a view contrary to ours. If the regulatory authorities of mainland China deem any transfer or exchange on our platform to be a virtual currency transaction, then in addition to being deemed to be engaging in the issuance of virtual currency, we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under the Virtual Currency Notice. In that event, we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

The M&A Rules and certain other regulations in mainland China establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or mainland China time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress in 2008 and last amended on June 24, 2022 and the Rules of the State Council on Declaration Threshold for Concentration of Undertakings promulgated by the State Council on August 3, 2008, and last amended on September 18, 2018 require that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within mainland China, or (ii) the total turnover within mainland China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within mainland China) a declaration must be lodged in advance with the anti-monopoly law enforcement agency under the State Council before they can be completed. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the National Development and Reform Commission, or the NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content or mobile games business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

On July 10, 2021, the SAMR decided to prohibit our proposed merger with DouYu following its antitrust review. Accordingly, on July 12, 2021, the proposed merger was terminated. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including clearing SAMR antitrust review and obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that it is unlikely that our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in mainland China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

The regulations in mainland China relating to offshore investment activities by mainland China residents may limit the ability of our subsidiaries in mainland China to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under law of mainland China.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires mainland China residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such mainland China residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such mainland China citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 and amended on December 30, 2019 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

If our shareholders who are mainland China residents or entities do not complete their registration with the local SAFE branches, our subsidiary in mainland China may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our subsidiary in mainland China. Moreover, failure to comply with the SAFE registration described above could result in liability under laws of mainland China for evasion of applicable foreign exchange restrictions. We may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are mainland China residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our subsidiary in mainland China, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

The regulation in mainland China of direct investment and loans by offshore holding companies to mainland China entities may delay or limit us from using offshore assets, including the proceeds of our initial public offering, to make additional capital contributions or loans to our subsidiary in mainland China.

We are an offshore holding company conducting our operations in mainland China through our subsidiary in mainland China, the variable interest entity and its subsidiaries. We may make loans to our mainland China subsidiary, the variable interest entity and its subsidiaries, or we may make additional capital contributions to our subsidiary in mainland China.

Any loans by us to our subsidiaries in mainland China, which are treated as foreign-invested enterprises under law of mainland China, are subject to regulations and foreign exchange loan registrations of mainland China. For example, loans by us to our mainland China subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the competent local counterpart of SAFE, or filed with SAFE in its information system. We may also decide to finance our subsidiaries in mainland China by means of capital contributions. These capital contributions must be filed with the Ministry of Commerce of the PRC, or MOFCOM, and the SAMR, or their local counterparts. Due to the restrictions imposed on loans in foreign currencies extended to any mainland China domestic companies, we are not likely to make such loans to the VIE and the VIE’s subsidiaries, which are mainland China domestic companies. Further, we are not likely to finance the activities of the VIE and the VIE’s subsidiaries by means of capital contributions due to regulatory restrictions relating to foreign investment in mainland China domestic enterprises engaged in internet content services.

Pursuant to the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19 which became effective on June 1, 2015 and the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16 which was promulgated in June 2016, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. According to SAFE Circular 19 and SAFE Circular 16, such Renminbi capital, foreign debt and repatriated funds raised through overseas listing may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, it is still not clear whether foreign-invested enterprises like our subsidiaries in mainland China are allowed to extend intercompany loans to the VIE and the VIE’s subsidiaries. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross- Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in mainland China with their capital funds in accordance with the law. As the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in mainland China in actual practice. See “Item 4. Information on the Company—C. Business Overview—Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution.”

In light of the various requirements imposed by regulations of mainland China on loans to and direct investment in mainland China entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our subsidiary in mainland China may be negatively affected, which could adversely affect the liquidity of our subsidiary in mainland China and the ability of our subsidiary in mainland China to fund its working capital and expansion projects and meet its obligations and commitments.

Our subsidiaries in mainland China and the variable interest entity are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiary in mainland China which in turn relies on consulting and other fees paid by the variable interest entity for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current regulations of mainland China permit our subsidiary in mainland China to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiary in mainland China is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2022, we made appropriations of RMB122.4 million (US$17.8 million) to statutory reserves. Furthermore, if our subsidiary in mainland China, the variable interest entity and its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-mainland China-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the central government of mainland China and governments of other countries or regions where the non-mainland China-resident enterprises are incorporated. As of December 31, 2022, the undistributed earnings and reserves of our subsidiaries and consolidated affiliated entities located in mainland China are considered to be indefinitely reinvested, because we do not have any present plan to pay cash dividends on our common shares in the foreseeable future and intends to retain most of our available funds and any future earnings for use in the operation and expansion of our business.

Failure to comply with regulations of mainland China regarding the registration requirements for employee stock ownership plans or share option plans may subject the plan participants in mainland China or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, mainland China residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are mainland China citizens or who are non-mainland China residents residing in mainland China for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or 2012 SAFE notices, promulgated by the SAFE in 2012. Pursuant to the 2012 SAFE notices, mainland China citizens and non-mainland China citizens who reside in mainland China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the mainland China subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are mainland China citizens or who reside in mainland China for a continuous period of not less than one year and who have been granted options are subject to these regulations when our company became an overseas listed company. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our subsidiary in mainland China and limit the ability of our subsidiary in mainland China to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under law of mainland China. See “Item 4. Information on the Company—C. Business Overview—Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution—Stock option rules.”

The SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in mainland China who exercise share options or are granted restricted shares will be subject to individual income tax of mainland China. Our subsidiary in mainland China has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other mainland China governmental authorities. See “Item 4. Information on the Company —C. Business Overview—Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution—Stock option rules.”

It may be difficult for overseas regulators to conduct investigations or collect evidence within mainland China.

Shareholder claims or regulatory investigations that are common in jurisdictions outside mainland China are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in political and economic conditions of mainland China and by foreign exchange policies of mainland China, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or China or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by exchange control regulations of mainland China that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The government of mainland China imposes control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our revenues in Renminbi. Under existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE or banks designated by SAFE by complying with certain procedural requirements. Therefore, our subsidiary in mainland China is able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The government of mainland China may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under law of mainland China, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration of Industry and Commerce.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our subsidiary in mainland China, the variable interest entity and its subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our subsidiary in mainland China, the variable interest entity and its subsidiaries are members of our senior management team who have signed employment agreements with us or our subsidiary in mainland China, the variable interest entity and its subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our entities in mainland China, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries and variable interest entity (including its subsidiaries). Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our subsidiary in mainland China, the variable interest entity or its subsidiaries, we or our subsidiary in mainland China, the variable interest entity and its subsidiaries would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our leased property interest may be defective and our right to lease the properties affected by such defects challenged, which could cause significant disruption to our business.

Under laws of mainland China, all lease agreements are required to be registered with the local housing authorities. We presently lease 10 premises in mainland China, and the landlords of these premises have not completed the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China and as a result of the conflict between Ukraine and Russia and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the “Phase One” agreement was signed between the United States and China on trade matters, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation, sanctions and restrictions imposed by the U.S. government on Chinese companies and citizens and tensions over Taiwan. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the MOFCOM published Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures on January 9, 2021, which applies to cases where the extraterritorial application of foreign laws and measures violates international law and basic norms of international relations, and improperly prohibits or restricts mainland China citizens, legal persons or other organizations from conducting normal economic, trade and related activities with third countries (regions) and their citizens, legal persons or other organizations. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition, and results of operations.

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

The trading price of our ADSs has been volatile. The trading price of our ADSs could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in mainland China that have listed their securities in the United States. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our ADSs, regardless of our operating performance. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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

As of March 31, 2023, Tencent and JOYY, our major shareholders, beneficially owned 74.5% and 25.5% of our issued and outstanding Class B ordinary shares, respectively, which constituted 46.7% and 16.0%, respectively, of our total issued and outstanding share capital, and 70.3% and 24.1%, respectively of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2022, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

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

Based upon the nature and composition of our assets (in particular the retention of a substantial amount of cash, deposits, and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) will generally be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. holder were to make a “deemed sale” election with respect to the ADSs or Class A ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in mainland China and substantially all of our assets are located in mainland China. In addition, a majority of our directors and executive officers reside within mainland China, and most of the assets of these persons are located within mainland China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We adopted our stock incentive plan, or the 2017 Share Incentive Plan, in July 2017, for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We adopted an amended and restated 2017 share incentive plan in March 2018, or the Amended and Restated 2017 Plan. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. Under the Amended and Restated 2017 Plan, we are authorized to grant options to purchase Class A ordinary shares of our company and restricted share units to receive Class A ordinary shares. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2017 Plan is 28,394,117. As of March 31, 2023, options to purchase 126,002 Class A ordinary shares have been granted and are outstanding, and 4,657,961 restricted share units have been granted and are outstanding under the Amended and Restated 2017 Plan.

We adopted the 2021 Share Incentive Plan, effective on June 22, 2021. We may only grant restricted share units pursuant to the 2021 Share Incentive Plan. We adopted an amended and restated 2021 share incentive plan in September 2022, or the Amended and Restated 2021 Plan. Under the Amended and Restated 2021 Plan, the maximum aggregate number of shares of the Company available for grant of awards is 8,018,111 Class A ordinary shares. As of March 31, 2023, 5,307,603 restricted share units have been granted and are outstanding under the Amended and Restated 2021 Plan.

For the fiscal year ended 2022, we recorded share-based compensation of RMB156.5 million (US$22.7 million), related to the Amended and Restated 2017 Plan and the Amended and Restated 2021 Plan.

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

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

As an exempted company incorporated in the Cayman Islands that is listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We follow home country practice and have a two-member audit committee, in lieu of the requirement of NYSE Listed Company Manual Section 303A.07 to have an audit committee with at least three members. Additionally, Section 303A.08 of the NYSE Listed Company Manual requires that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. We have followed our home country practice in this regard and did not seek shareholders’ approval when we approved the 2021 Share Incentive Plan, effective on June 22, 2021, and the Amended and Restated 2021 Plan, effective on September 8, 2022. Furthermore, Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual. In addition, Section 302.00 of the NYSE Listed Company Manual requires that we must hold an annual general meeting of shareholders during each fiscal year. We have followed our home country practice in lieu of the provisions of Section 302 and did not hold an annual general meeting of shareholders in 2022. We may also rely on other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

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

JOYY incorporated Huya Limited in Hong Kong in January 2017 and HUYA Inc. in the Cayman Islands in March 2017 as our holding companies. In April 2017, Huya Limited became a wholly-owned subsidiary of HUYA Inc. In June 2017, Huya Limited established Huya Technology, our wholly owned subsidiary in mainland China. In July 2017, we gained control and became the sole beneficiary of Guangzhou Huya in 2017 through a series of contractual arrangements between Huya Technology, Guangzhou Huya and Guangzhou Huya’s shareholders.

In March 2018, we completed our series B financing with Linen Investment Limited, a wholly-owned subsidiary of Tencent, and raised US$461.6 million.

On May 11, 2018, our ADSs commenced trading on the NYSE under the symbol “HUYA.” We raised from our initial public offering US$190.1 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

In July 2018, as a step to expand our business presence outside mainland China, we incorporate HUYA PTE. LTD. in Singapore as a wholly owned subsidiary of Tiger Information Technology Inc., which is a Cayman Islands company wholly owned by HUYA Inc.

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

We are a holding company and we currently conduct our business in mainland China mainly through Huya Technology and its subsidiary, Hainan Huya Entertainment Information Technology Co., Ltd., or Hainan Huya, and the variable interest entity, Guangzhou Huya, and its subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” We rely principally on dividends and other distributions from Huya Technology and service fee income from Guangzhou Huya for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Guangzhou Huya holds an ICP License and other permits that are necessary for operating our business in mainland China.

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

B.	Termination of the Proposed Merger with DouYu

On October 12, 2020, we entered into the Merger Agreement with DouYu, Tiger Company Ltd., a newly formed company and our direct wholly owned subsidiary that has since been dissolved, and, solely for the limited purposes set forth therein, Nectarine Investment Limited, a wholly owned subsidiary of Tencent. Pursuant to the Merger Agreement, we were going to acquire all the outstanding shares of DouYu, including ordinary shares represented by American depositary shares, through a stock-for-stock merger.

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

We are a leading game live streaming platform in mainland China. Leveraging our advantages as a pioneer and leader in the game live streaming market in mainland China, we have successfully emerged as one of the leading content-centric platforms with powerful content development capabilities. Our commitment to providing strong support and resources to broadcasters and talent agencies allows us to offer high-quality content from diversified sources. Through close cooperation with e-sports tournament and game event organizers, as well as major game developers and publishers, we have developed e-sports live streaming as one of the most popular content genres on our platform. In addition to rich content in game and e-sports genres, we also offer non-game entertainment content, such as talent shows, anime, outdoor activities, live chats, and online theater. Having high-quality content from numerous sources and in different genres enables us to continuously provide users with superior experience and enhance user stickiness to our platform. Building on our success in mainland China, we have started our operations overseas since May 2018 mainly through Nimo TV, our game live streaming platform for overseas markets.

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

Our open platform also functions as a marketplace for broadcasters and talent agencies to congregate and collaborate with us. We have set up operating standards and incentive mechanisms to encourage healthy competition, good performance and regulatory compliance. The monetization opportunities for broadcasters and talent agencies are linked to their performance, which motivates them to supply high-quality content to our platform. We believe our role as an efficient and transparent marketplace fueled our continuous business development.

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

Our Users

Our user base consists mainly of the young generation, who are generally more open-minded and tech-savvy, with an interest in games and other forms of entertainment. As we continue to provide rich and high-quality content offerings and various interactive features, we have been able to maintain and expand our user base. The average mobile MAUs of Huya Live in 2022 was 84.3 million, compared to 80.9 million in 2021.

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

The real-time interactive features of our platform, coupled with a wide variety of high-quality content, have helped us create a vibrant online community that attracts and retains users. Our bullet chatting, gifting, messaging and following functions encourage users to interact with broadcasters as well as other users which also creates a sense of belonging within the community, thus further enhancing user engagement. Our game community section also provides a place for users and broadcasters to discuss game-related topics and other topics outside of streaming hours.

Some of our live streaming content are also available across various Tencent products, such as WeGame, League of Legends, and Crossfire. The average monthly active users who watched our live streaming content from those Tencent’s products are not counted in our reported mobile MAUs of Huya Live.

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

In addition to live streaming content, we also cooperate with broadcasters, talent agencies and other video content creators to offer video content such as gameplay videos, e-sports videos, and other videos, to cater for the increasing needs for diversified content of our users. Users and broadcasters can post a wide range of content in our game community section, such as images, text posts, and videos as well as game Q&As, strategies and events. Official accounts operated by game studios and tournament organizers can provide information of game events and e-sports tournament in the community section.

Games

Live streaming of game content, such as gameplay, e-sports tournaments and game events, has attracted a large number of users on our platform. Leveraging our close relationship with game developers and publishers as well as popular game broadcasters, e-sports leagues and players, we are able to consistently offer high-quality and engaging game live streams to our users. We actively track viewership growth and community feedback with respect to new game titles to identify trending games and allocate our broadcaster resources accordingly ahead of emerging surge in demand of such game content. In 2022, our broadcasters had a total of 167.4 million streaming hours of game content on our platform. Among the game titles streamed on our platform, League of Legends, Honor of Kings, Crossfire and PeaceKeeper Elite, all being e-sports games, were among the most watched games in terms of total viewing time in 2022. We closely cooperate with e-sports tournament and game event organizers, game developers and game publishers to identify trending e-sports competitions and secure live streaming rights of matches and tournaments favored by our community. In 2022, we adopted a stricter screening process for content procurement and production to increase our investment efficiency and to offer high-quality live streams of e-sports tournament and game events to our users. For example, under a license agreement entered into in April 2021 and amended in January 2023, we acquired the exclusive broadcasting rights in mainland China for League of Legends Pro League from 2021 to 2022 and the non-exclusive broadcasting rights in mainland China for League of Legends Pro League and League of Legends World Championship from 2023 to 2025. In November 2021, we reached an agreement with ESL Gaming and acquired the exclusive media rights in mainland China for ESL’s Dota 2 and ESL Mobile ecosystems, as well as ESL Pro Tour for CS:GO and StarCraft® II from 2022 to 2023. Securing the broadcasting rights for these major e-sports tournaments further demonstrates our platform’s brand value and influence in mainland China’s e-sports industry. We provided live streaming services for over approximately 270 third-party e-sports tournaments and game events in 2022, over some of which we have also obtained exclusive broadcasting rights. We also continued to proactively produce our self-organized e-sports tournaments and game events that further complement the viewing experiences of game enthusiasts. Huya Thunder Series, a tournament for Honor of Kings, Huya All-Star Cup, a Peacekeeper Elite tournament, and Huya CFM Championship Longteng Cup, a tournament for Crossfire Mobile are among the most popular self-produced e-sports tournaments and game events in 2022.

Other Entertainment Content

To accommodate our users’ diverse interests, we also offer a wide spectrum of other entertainment content, such as talent shows, anime, outdoor activities, live chats, and online theater. In 2022, our broadcasters had a total of 45.7 million streaming hours of such other entertainment content on our platform. We will continue to diversify our content offerings to provide a one-stop live streaming entertainment platform for our users in order to enhance their stickiness and deepen their ongoing engagement.

Besides, we also continued to offer our own original content produced in-house or in collaboration with quality third-party partners. In 2022, we produced a number of popular shows such as Huya Kungfu Carnival, a mixed martial arts competition, and Heartbeat 72 Hours, a dating variety show.

In 2022, we live streamed approximately 100 self-produced e-sports tournaments and game events, and entertainment shows.

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

Our Platform

Our platform includes our mobile apps, websites, and PC clients through which users can access our content anywhere, anytime. Users could also access our content through YY Client, a PC client offered by JOYY, before we ceased offering content through YY Client in early January 2021. We offer a variety of features, tools and services to our users on our platform. Viewers primarily access our platform through our “Huya Live” mobile app, including its associated mini programs and the app on smart TV and other smart devices, our website “www.huya.com”, or our PC clients. Broadcasters primarily live stream through our “Huya Assistant” and “Huya Mobile Game” mobile apps and our PC clients. Our mobile apps are primarily available for download from Apple app store and various Android app stores of smart devices.

We also expanded our platform to serve overseas users in 2018. In May 2018, we launched Nimo TV that operates game live streaming in overseas markets. Users and broadcasters overseas primarily access our platform through our “Nimo TV” mobile app or our websites “www.nimo.tv”.

Features for Users

Through our platform, users can watch live streams and chat with their favorite broadcasters and other users anytime, anywhere. Features of our platform have been carefully designed to create a seamless viewing experience, an interactive environment, and a vibrant culture for our users. The basic features of our platform dedicated to users include watching and following, content exploring and recommendation, bullet chatting and messaging, purchasing and gifting, and community interaction.

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

Community interaction. We offer a game community section, which features a wide range of content such as images, text posts, and videos as well as game Q&As, strategies and events. The community section also serves as a discussion board between users and their favorite broadcasters, promoting interactions between broadcasters and their fans to build stronger bonds outside of streaming hours. In the community section, there are segments for different game titles and tournaments, where official accounts operated by game studios can join the community to provide information of game events and game strategies.

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

There are various forms of advertising on our platform. We offer display advertisements, which include (i) background advertisements that appear on the side of a live stream screen, (ii) advertisements placed in various areas of our platform, and (iii) advertisements placed on the launch screen of our mobile apps. We also offer native advertisements through providing monetary incentives to our popular broadcasters in exchange for product placement or game promotion in their live streams. We also utilize our integrated platform to provide event-driven advertising solutions for advertisers such as advertising campaigns during e-sports tournaments and game events. We strive to creatively design tailored advertising campaigns for advertisers without compromising user experience. We focus on content, style, design and interactive features of the advertisements so that they will not be disruptive to our users. Leveraging our strong brand recognition and our premium content and broadcasters, we launched our first advertising distribution platform in August 2019 to further support the growing number of our advertisers and meet their specific needs. The advertising platform is a performance-based system that optimizes advertising distribution processes with precise targeting and customized promotional strategy.

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

Our broadcasters are required to register on a real-name basis. In addition, we require broadcasters to consent to the terms and conditions set forth in the broadcaster agreement of our platform before they can start live streaming. Pursuant to such agreement, each broadcaster undertakes not to live stream or otherwise distribute content that violates any laws or regulations of mainland China or infringes upon the intellectual property rights of any third party, and agrees to indemnify us for all damages arising from third-party claims against us caused by the infringing content produced by such broadcaster.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of March 31, 2023, we have registered 617 patents in mainland China, and have applied for 769 additional patents with the PRC State Intellectual Property Office and 71 additional patents under the patent cooperation treaty. In mainland China, it generally takes up to one year for the Patent Office under the State Intellectual Property Office to review, and approve or deny applications of patents in the category of utility model or design and two to five years in the category of invention. See “Item 4. Information on the Company—C. Business Overview—Government Regulations— Intellectual Property Rights—Patents.”

We have registered 262 software copyrights and 86 copyrights of artworks with the PRC National Copyright Administration. We have 223 registered domain names, including huya.com. As of March 31, 2023, we have 1,039 registered trademarks in mainland China (including Hong Kong, Macao and Taiwan) and 273 registered trademarks overseas, including our “Huya”, “虎牙” and “虎牙直播” trademarks, and are in the process to register additional 173 trademarks.

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

Competition

As a leading player in the online live streaming market of mainland China, we face competition from providers of similar services, such as DouYu, and other online entertainment platforms, such as Bilibili, Kuaishou, and Douyin. Online live streaming platforms that focus on games content compete directly with us for users and broadcasters. In addition, we compete with other large video streaming platforms, social media platforms and other platforms offering online entertainment. Some of our competitors may have longer operating histories, significantly larger user bases, more established brand names, broader product or service offerings, significantly greater financial, technical and marketing resources than we do or have long-term strategic relationships with game developers or publishers, and in turn may have an advantage in attracting and retaining users, broadcasters, talent agencies, advertisers and other business partners. We believe that our ability to compete effectively for users depends upon many factors, including the variety of our content, user experience on our platform, retention of key broadcasters, effectiveness of content monitoring and review, our relationship with business partners, our marketing efforts and reputation of our brands.

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

Government Regulations

As the live streaming industry is still at an early stage of development in mainland China, new laws and regulations may be promulgated from time to time to introduce new regulatory requirements, including but not limited to, requirements of obtaining new licenses and permits in addition to those we currently have. There are substantial uncertainties on the interpretation and implementation of current and future laws and regulations of mainland China, including those applicable to the live streaming industry and our business. This section sets forth a summary of the most significant laws and regulations that are applicable to our current business activities in mainland China and that affect the dividends payment to our shareholders.

Regulation on Telecommunications Services

In September 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, as amended on July 29, 2014 and February 6, 2016 and amended on June 9, 2019, to regulate telecommunications activities in mainland China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities in mainland China. According to the Catalog of Telecommunications Business (2015 Amendment) implemented on March 1, 2016, internet information services are a type of value-added telecommunications services. The Telecommunications Regulations require operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from the Ministry of Industry and Information Technology, or the MIIT, or its provincial branches prior to the commencement of such services. Currently, through Guangzhou Huya, our consolidated affiliated entity in mainland China, we hold an ICP license, a sub-category of the value-added telecommunications business operation license, covering provisions of internet and mobile network information services, issued by the Guangdong branch of the MIIT on May 27, 2017.

Regulations Relating to Foreign Ownership Restrictions

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended on September 10, 2008, February 6, 2016 and most recently amended on March 29, 2022, and became effective on May 1, 2022, regulate foreign direct investment in telecommunications companies in mainland China. The FITE Regulations stipulate that foreign investors are prohibited from holding more than 50% of equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including, among others, provision of internet content.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which provides that (a) foreign investors can only operate telecommunications business in mainland China through telecommunications enterprises with valid telecommunications business operation license; (b) domestic licensees may not rent, transfer or sell telecommunications business licenses to foreign investors in any form or provide any foreign investors with resources, venues or facilities to promote unlicensed operations of telecommunications businesses in mainland China; (c) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks that are used in their daily operations; (d) each value-added telecommunications service provider must have necessary facilities for its approved business operations and maintain such facilities in the geographic regions specified in its license; and (e) all value-added telecommunications service providers should improve their network and information security, establish relevant information safety system and set up emergency plans to ensure network and information safety. Provincial communications administration bureaus, which serve as local authorities in charge of regulating telecommunications services, (a) shall require existing qualified value-added telecommunication service providers to conduct self-assessment on their compliance with the MIIT Circular 2006 and report to the MIIT before November 1, 2006; (b) may revoke the business license for telecommunications businesses that do not meet the above requirements or fail to correct any non-compliance within specified time limit. However, due to the lack of additional interpretation from regulatory authorities of mainland China, it remains unclear as to what impact MIIT Circular 2006 may have on us or other mainland China internet companies with similar corporate and contractual structures.

On December 27, 2021, the NDRC and the Ministry of Finance, or the MOF, jointly issued the Special Administrative Measures, or the Negative List, effective from January 1, 2022. Pursuant to the Negative List, if a domestic company engaging in the prohibited business stipulated in the Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. According to the public responses of relevant officials from the NDRC and the MOFCOM to the reporters’ questions regarding the Negative List, no reduction shareholding percentage of foreign investor is required with respect to those existing enterprises listed overseas, the percentage of foreign shareholding of which have exceeded the stipulated threshold before the promulgation of the Negative List.

To comply with such foreign ownership restrictions, we operate our live streaming platform in mainland China through Guangzhou Huya, the variable interest entity, which is owned by Linzhi Tencent Technology Co., Ltd. We gained control and became the sole beneficiary of Guangzhou Huya through a series of contractual arrangements between Huya Technology, Guangzhou Huya and Guangzhou Huya’s shareholders. Moreover, Guangzhou Huya is the registered holder of domain names, trademarks and facilities necessary for our daily operations, which we believe is in compliance with the MIIT Circular 2006. We are advised by our mainland China legal counsel, Commerce & Finance Law Offices, that based on its understanding of the current laws, rules and regulations of mainland China, our corporate structure complies with all existing laws and regulations of mainland China. However, we are further advised by our mainland China legal counsel that there are substantial uncertainties with respect to interpretation and application of existing or future laws and regulations of mainland China and thus there is no assurance that governmental authorities of mainland China would take a view consistent with the opinions of our mainland China legal counsel.

Internet Information Services

The Administrative Measures on Internet Information Services, or the ICP Measures, issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate provision of internet information services in mainland China. According to the ICP Measures, internet information services refer to provision of information through internet to online subscribers, including commercial and non-commercial services. Pursuant to the ICP Measures, commercial internet information service providers shall obtain ICP licenses, from relevant local authorities of mainland China before engaging in commercial internet information services in mainland China. In addition, according to relevant laws, administrative regulations or rules of mainland China, providers of internet information services in respect of news, publishing, education, medical treatment, health, pharmaceuticals or medical apparatus shall obtain consent of the relevant competent authority of mainland China before applying for operating permit or carrying out record-filing procedures. Guangzhou Huya currently holds the ICP license on internet information services issued by the Guangdong branch of the MIIT on May 27, 2017.

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

Guideline on Anti-monopoly of Platform Economy Sector

On February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day and will operate as a compliance guidance under the existing anti-monopoly laws and regulations of mainland China for platform economy operators. The Guideline intends to regulate abuse of a dominant position and other anticompetitive practices by online platform operators and the related merchants and service providers on online platforms. Pursuant to the Guideline, representative examples of abuse of dominance include unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition.

The Anti-Monopoly Law of the PRC promulgated by the SCNPC in 2007, which was amended on June 24, 2022 and became effective on August 1, 2022, and the Rules of the State Council on Declaration Threshold for Concentration of Undertakings promulgated by the State Council on August 3, 2008, and latest amended on September 18, 2018, require that where a concentration reaches one of the following thresholds, a declaration must be lodged in advance with the anti-monopoly law enforcement agency under the State Council, or otherwise the concentration shall not be implemented: (i) during the previous fiscal year, the total global turnover of all undertakings participating in the concentration exceeded RMB10 billion, and at least two of these undertakings each had a turnover of more than RMB400 million within mainland China; or (ii) during the previous fiscal year, the total turnover within mainland China of all the undertakings participating in the concentration exceeded RMB2 billion, and at least two of these undertakings each had a turnover of more than RMB400 million within mainland China. According to the Anti-monopoly Law, where a concentration of undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be approved by the anti-monopoly authority before parties implement the concentration. If any business operator fails to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to order the operator to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses within certain periods and imposes fines of not more than 10% of its sales amount in the previous year; or not more than RMB5,000,000 if the concentration has no effect of eliminating or restricting competition. The Anti-monopoly Law also requires relevant government authorities to strengthen the examination of concentration of undertakings in important fields, such as national economy and people’s livelihood, pursuant to the laws, and to enhance penalties for any violation of regulations regarding concentration of undertakings.

Internet Publication and Cultural Products

On February 4, 2016, the government of mainland China issued the Measures for Network Publication Service Administration, or Network Publication Measures, which took effect on March 10, 2016. The Network Publication Measures introduced an internet publishing license regime for internet publications. According to the Network Publication Measures, the term “online publications” includes games, animation, audio and video readings in literature, art, science and other fields. The operation of online games is deemed an internet publication activity; therefore, an online game operator must (i) obtain an internet publishing services license so that it can directly operate its online games to the public in mainland China, or (ii) publish its online games through a qualified press entity by entering into a corporation agreement.

As of the date of this annual report, we have not obtained an internet publishing license. As the date of this annual report, online games developed or operated by us have been published through third-party partners who have internet publishing licenses. Currently, we allow broadcasters to upload their recorded video clips on our platform. We also selectively record and edit live streaming gameplay of certain popular broadcasters and turn them into video clip highlights, which may be considered as the “internet publications.” Thus, we may be required to obtain an internet publishing license by the authorities.

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

Anti-fatigue Compliance System and Real-name Registration System

On April 15, 2007, eight government authorities of mainland China, including the GAPP, the Ministry of Education, the Ministry of Public Security and the MIIT, jointly issued a circular requiring the implementation of an anti-fatigue compliance system and a real-name registration system by all online game operators in mainland China. Under the anti-fatigue compliance system, three hours or less of continuous game playing by minors, defined as game players under 18 years of age, is considered to be “healthy”, three to five hours is deemed “fatiguing”, and five hours or more is deemed “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if it discovers that the amount of a time a game player spends online has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.

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

Furthermore, on August 30, 2021, the NPPA issued the Circular of the National Press and Publication Administration on Further Strengthening Regulation to Effectively Prevent Online Gaming Additions among Minors, which became effective on September 1, 2021, and online game companies shall provide minors with online game services within one hour at prescribed periods, namely between 8:00 PM and 9:00 PM on Fridays, Saturdays, Sundays and public holidays. The Circular reinstates that online game companies shall strictly implement the real-name registration and login requirements for online game user accounts. All online games shall be connected to the NPPA’s real-name verification system for anti-online game addiction purpose. Online game users shall use real and valid identity information to register for game accounts and log in to online games. Online game companies shall not provide gaming services in any form (including visitor experience mode) to users who have not registered or logged in with their real names. On March 14, 2022, the CAC published a draft of proposed strengthened policies on cybersecurity for minors which prohibits live streaming service providers from providing online live streaming account registration service to minors under 16. The draft further requires live streaming service providers to establish a dynamic verification mechanism to verify the identity information of all live streaming broadcasters and users prior to accessing live streaming function, and live streaming service providers shall not provide live streaming services to those whose identity information is inconsistent with the real identity information or who are prohibited from engaging in live streaming activities in accordance with relevant laws and regulations of mainland China.

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

On June 27, 2022, the Administrative Provisions on the Account Information of Internet Users, which was promulgated by the CAC, effective from August 1, 2022, sets out guidelines on the provision the account information of internet users. Internet-based information service providers that provide internet users with information release services shall formulate and make public the rules for the management of accounts of Internet users and platform conventions, enter into service agreements with internet users, and authenticate the real identity information of the users who apply for registration of accounts for production of information content in the fields of economy, education, medical care and health, and justice. Internet-based information service providers shall require these users who apply for registration of accounts to provide relevant materials such as service qualification, professional qualification and professional background, verify these materials and add a special mark to the account information. Any internet-based information service provider in violation of the present Provisions shall be punished in accordance with relevant laws and administrative regulations.

On September 9, 2022, the Administrative Provisions on Internet Pop-up Push Notification Services was issued by the CAC, MIIT and SAMR, effective from September 30, 2022, which requires that providers of internet pop-up push notification services shall implement the responsibilities as subjects of information content management and establish and improve management systems for censoring of information content, ecological governance, data security and personal information protection, and protection of minors.

On November 25, 2022, the CAC, MIIT and Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, or the Provisions on Deep Synthesis Services, which took effect on January 10, 2023. According to the Provisions on Deep Synthesis Services, deep synthesis technology refers to any technology that utilizes deep learning, virtual reality or any other generative or synthetic algorithm to produce text, images, audio, video, virtual scenes or other network information. The Provisions on Deep Synthesis Services emphasize that the providers of deep synthesis services, as the primary entities responsible for the information security, should not use deep synthesis services to engage in activities prohibited by laws and regulations.

For detailed analysis, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—Intensified government regulations, rules or guidelines of the internet industry in mainland China could restrict our ability to maintain or increase the level of user traffic to, and user spending on, our platform as well as our ability to tap into other market opportunities, and negatively impact our businesses, results of operations, or financial condition.”

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

In February 2007, fourteen regulatory authorities of mainland China jointly issued a circular to further strengthen the oversight of internet cafes and online games. In accordance with the circular, the People’s Bank of China, or PBOC, has the authority to regulate virtual currency, including: (a) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (b) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (c) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (d) banning the trading of virtual currency.

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

We issue different virtual currencies and prepaid tokens to users on our platforms for them to purchase various virtual items to be used in live streaming and in online game, however, our service does not constitute virtual currency transaction services because users may not transfer or trade virtual currency among themselves. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.”

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

Guangzhou Huya holds a valid Internet Culture Operation License which allows us to carry out internet music business. Some performers on our platforms may perform along with recorded music. If any music provided through our platforms is found to lack necessary filings and/or approvals or infringe the copyright of third parties, we could be requested to cease providing such music or be subject to claims from third parties or penalties from the MCT or its local branches. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations may be materially and adversely affected.”

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

In 2011, the MCT greatly intensified its regulation of the provision of online music products. According to the series of Notices on Clearing Online Music Products That Are in Violation of Relevant Regulations promulgated by the MCT since January 12, 2011, entities that provide any of the following will be subject to relevant penalties or sanctions imposed by the MCT: (a) online music products or relevant services without obtaining corresponding qualifications, (b) imported online music products that have not passed the content review of the MCT or (c) domestically developed online music products that have not been filed with the MCT. Thus far, we believe that we have eliminated from our platforms any online music products that may fall into the scope of those prohibited online music products thereunder.

On April 25, 2016, the government of mainland China promulgated and implemented the Provisions on the Management of Private Networks and Directed Streaming Audiovisual Programs and Services, which was amended on March 23, 2021. According to this regulation, any entity or person engaging in the provision of content, integrated broadcast control, transmission and distribution of private networks and directional transmission of audio-visual program services shall obtain the “Permit for the Transmission of Audio-visual Programs through Information Networks.”

According to the Provisions on the Administration of Internet Audio-visual Program Services, promulgated on August 28, 2015, internet audio-visual program services refer to produce, edit, integrate and provide audio-visual programs to the public via the internet, as well as provide services for uploading and distributing audiovisual programs to others. Any entity or person engaging in internet audiovisual program services shall obtain the License for Disseminating Audiovisual Programs on Information Networks issued by the radio, film and television authorities in accordance with the Provisions on the Administration of Internet Audiovisual Program Services.

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

Regulations Related to Commercial Performances

The Administrative Regulations on Commercial Performances (Revised in 2016) was promulgated by the State Council and put into effect on February 6, 2016 and amended on November 29, 2020. According to the administrative regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and file an application with the culture administrative department of the people’s government at the county level for approval. To legally engage in commercial performances, a performance brokerage agency shall have three or more full-time performance brokers and funds for the relevant business, and file an application with the culture administrative department of the people’s government of a province, autonomous region or municipality directly under central government. The culture administrative department shall make a decision within 20 days from the receipt of the application whether to approve the application, and upon approval, will issue a performance permit. Anyone or any entity engaging in commercial performance activities without approval may be imposed a penalty, in addition to being ordered to cease its actions. Such penalty may include confiscation of his or its performance equipment and illegal proceeds, and a fine of 8 to 10 times of the illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine of RMB50,000 to RMB100,000 will be imposed.

Currently, Guangzhou Huya holds a valid Commercial Performance License issued by the Guangzhou Bureau of Culture, Radio, Television, Tourism and Sport Panyu District Branch.

Online Transmission of Audio-Visual Programs

On April 13, 2005, the PRC Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, the government of mainland China adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. Under these provisions, non-state owned capital and foreign investors are prohibited from engaging in the business of distributing audiovisual programs through information networks.

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of mainland China, the government of mainland China promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which took effect on January 31, 2008 and subsequently amended on August 28, 2015. Providers of internet audio-visual program services are required to obtain the Audio-Visual License issued by the NRTA, or complete certain registration procedures with the NRTA. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the NRTA.

On May 21, 2008, the government of mainland China issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which further set out detailed provisions concerning the application and approval process regarding the Audio-Visual License. The notice also stipulates that internet audio-visual program services providers engaging in such services prior to the promulgation of the Audio-Visual Program Provisions are able to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 31, 2009, the government of mainland China promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audiovisual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 17, 2010, the government of mainland China issued the Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, as amended on March 10, 2017, which classified internet audio-visual program services into four categories. In addition, the Notice concerning Strengthening the Administration of the Streaming Service of Online Audio-Visual Programs promulgated on September 2, 2016 emphasizes that, unless a specific license is granted, audio-visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events.

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

According to the Guangdong Province Letter for purpose of investigating live streaming businesses, live streaming services on either (i) major political, military, economics, social, cultural, sports activities or reality event streaming or (ii) activities such as general social group cultural activities or sports events are required to apply for an Audio-Visual License. The Guangdong Province Letter further stated that live streaming of online shows, online games and online drama performances do not require an Audio-Visual License. We are also advised by Commerce & Finance Law Office, our mainland China legal counsel, that based on the Guangdong Province Letter, the Audio-Visual License is not required for our live streaming business as of the date of this annual report. As to our video clip services on our platform, although we currently hold an Audio-Visual License, due to the interpretation and implementation of existing and future laws and regulations, this may not be sufficient to meet regulatory requirements. For detailed analysis, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Our Industry—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations may be materially and adversely affected.”

In March 2018, the government of mainland China issued the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Programs, which requires that, among others, audio-visual platforms shall: (i) not produce or transmit programs intended to parody or denigrate classic works, (ii) not re-edit, re-dub, re-caption or otherwise ridicule classic works, radio and television programs, or original internet audio-visual programs without authorization, (iii) not transmit re-edited programs which unfairly distort the original content, (iv) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content, (v) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions, (vi) strengthen the administration of movie trailers and prevent improper broadcasting of movie clips and trailers prior to authorized release, and (vii) strengthen the administration of sponsorship and endorsement for internet audio-visual programs. Pursuant to this notice, the provincial branches of NRTA shall have the authority to supervise radio and television stations and websites that offer audio-visual programs within its jurisdiction and require them to further improve their content management systems and implement relevant management requirements.

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

In addition, on February 9, 2021, the NOAPIP, the MIIT, the Ministry of Public Security, the MCT, the National Radio and Television Administration, the Cyberspace Administration of China and the SAMR jointly issued the Guiding Opinions on Strengthening the Management of Online Live Streaming, which requires that platforms should: (i) establish and improve the management system of live streaming account classification, the management rules of virtual gifting and the management system of virtual gifts; (ii) set reasonable limits on the maximum amount of virtual gifting in a single show according to different categories of live streaming accounts; and (iii) set reasonable upper limits on a single virtual gift and amount of virtual gifting to remind the users whose daily consumption amount has triggered the corresponding threshold, and set necessary the reward cooling off period and deferred payment period. On May 7, 2022, the government of mainland China issued the Opinion on Live Streaming Virtual Gifting and Enhancing the Protection of Minors (the “Opinion”). The Opinion stipulates that internet platforms shall, among other restrictions, (i) within one month of the publication of the Opinion terminate all billboard functions that rank users or broadcasters by the volume of virtual gifts that they send or receive, respectively, (ii) restrict certain interaction and engagement functions between 8:00 p.m. and 10:00 p.m. every day, and (iii) prohibit minors from purchasing virtual gifts.

Production of Radio and Television Programs

On July 19, 2004, the government of mainland China issued the Regulations on the Administration of Production of Radio and Television Programs, or the Radio and TV Programs Regulations, which took effect on August 20, 2004 and amended on August 28, 2015 and October 29, 2020. The Radio and TV Programs Regulations require any entities engaging in the production of radio and television programs to obtain a license for such businesses from the NRTA or its provincial branches. Entities with the License for Production and Operation of Radio and TV Programs must conduct their business operations strictly in compliance with the approved scope of production and operations and these entities (except radio and TV stations) must not produce radio and TV programs regarding current political news or similar subjects.

Guangzhou Huya holds an effective License for Production and Operation of Radio and TV Programs, covering the production, reproduction and publication of Radio and TV Programs (excluding current political, news and similar subjects and columns).

Regulation on Foreign Investment

On March 15, 2019, the Second Session of the 13th National People’s Congress adopted the Foreign Investment Law of the People’s Republic of China, which came into effect as of January 1, 2020. Upon its enactment, the PRC Foreign Investment Law replaced the trio of original laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected regulatory trend in mainland China to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

Unlike its first draft which was published in 2015, the approved Foreign Investment Law did not specifically expand the definition of foreign investment to include entities established through the VIE structure, which has been adopted by many mainland China-based companies, including us to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in mainland China. Under the Foreign Investment Law, it is not entirely certain that VIEs controlled via contractual arrangement would be deemed to be FIEs, if they are ultimately “controlled” by foreign investors.

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

Regulation on Advertising Business and Conditions on Foreign Investment

The SAMR is the primary governmental authority regulating advertising activities in mainland China. Regulations that apply to advertising business primarily include: (i) Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and amended on April 24, 2015, October 26, 2018, and April 29, 2021; (ii) Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective on December 1, 1987. According to the above regulations, companies that engage in advertising activities must obtain, from the SAMR or its local branches, a business license which specifically includes operating an advertising business in its business scope. Enterprises engaged in the advertising business with such advertising business in its business scope do not need to apply for an advertising operation license, but such enterprise cannot be a radio station, a television station, a newspaper and magazine publishing house or other any other entity otherwise specified in the relevant laws or administrative regulations. Enterprises engaged in advertising without permission may be fined, confiscated advertising revenue, or stopped advertising. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations.

Advertising laws and regulations of mainland China set certain content requirements for advertisements in mainland China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable laws and regulations of mainland China. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to confirm that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAMR or its local branches may revoke such offenders’ licenses or permits for their advertising business operations.

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

On February 25, 2023, the SAMR promulgated the Measures for Internet Advertisement Administration, which will take effect on May 1, 2023 and take place of the Interim Measures for the Administration of Internet Advertising. The Measures for Internet Advertisement Administration strengthen the management of pop-up advertisements, link advertisements and advertorials, and so forth. The Measures for Internet Advertisement Administration stipulates that promotion of commodities or services in the form of paid listing on the internet must be conspicuously identified as an advertisement, and it requires advertisers, operators and publishers of internet advertisements containing links to examine the contents in the next level link. Furthermore, internet platform operators are obliged to cooperate with advertising monitoring, assist in supervision and provide statistical data.

Intellectual Property Rights

Software Registration

The State Council and the NCA have promulgated various rules and regulations relating to protection of software in mainland China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the Copyright Protection Center of China or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under law of mainland China, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.

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

To further clarify some key internet copyright issues, on December 29, 2020, the PRC Supreme People’s Court promulgated the Regulation on Several Issues Concerning Applicable Laws on Trial of Civil Disputes over the Infringement of Information Network Transmission Right, or the 2020 Regulation. The 2020 Regulation took effect on January 1, 2020, and replaced the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright that was initially adopted in 2000 and subsequently amended in 2004, 2006 and 2020. Under the 2020 Regulation, where an internet information service provider work in cooperation with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, such behavior will constitute joint infringement of third parties’ information network transmission right, and the court in mainland China shall order such internet information service provider to assume join liability for such infringement.

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

Regulation of Internet Content and Information Security

The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. The government of mainland China has promulgated measures relating to internet content through a number of governmental agencies, including the MIIT, the MCT and the GAPP. These measures specifically prohibit internet activities, that result in the publication of any content which is found to contain, among others, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise state security or secrets. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offensive content immediately, keep a record of it and report it to the relevant authorities.

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

The National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and subsequently amended on August 27, 2009, that may subject any persons to criminal liabilities in mainland China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content.

In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with Internationally Connections (2011 amendment), which prohibit using the internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and relevant local security bureaus may also have jurisdiction. If an ICP license holder violates these measures, the government of mainland China may revoke its ICP license and shut down its websites.

In December 2012, the Standing Committee of the NPC promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in mainland China. In August 2015, the Standing Committee of the NPC promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the NPC promulgated the PRC Cybersecurity Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

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

Privacy Protection

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP service operator may not collect any user personal information or provide such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose for the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. Laws and regulations of mainland China prohibit internet content providers from disclosing any information transmitted by users through their networks to any third parties without their authorization unless otherwise permitted by law. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. If an internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the internet content provider may be liable for damages caused to its users. In August 2015, the Standing Committee of the NPC promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crimes related to the infringement of citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the NPC promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign currency exchange

The core regulations governing foreign currency exchange in mainland China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the FEA Regulations. Certain organizations in mainland China, including foreign invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, approval of SAFE is required for capital account transactions.

On August 29, 2008, SAFE issued Circular 142 to regulate the conversion of foreign currency into Renminbi by a foreign-invested enterprise by restricting the ways in which the converted Renminbi may be used. Circular 142 requires that the registered capital of a foreign invested enterprise converted into Renminbi from foreign currencies may only be utilized for purposes within its business scope. Meanwhile, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not in any case be repayment of Renminbi loans if the proceeds of such loans have not been used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within mainland China.

Since SAFE Circular 142 has been in place for more than five years, in 2014, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014, or SAFE Circular 36. SAFE Circular 36 suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the scope of business, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015 and amended in 2016 and 2019, and replaced SAFE Circular 142 and SAFE Circular 36. Under SAFE Circular 19, a foreign-invested enterprise, within the scope of business, may also choose to convert its registered capital from foreign currency to RMB on a discretionary basis, and the RMB capital so converted can be used for equity investments within mainland China, which will be regarded as the reinvestment of foreign-invested enterprise.

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

According to these regulations, a wholly foreign-owned enterprise in mainland China, or a WFOE, may pay dividends only out of its accumulated profits, if any, determined in accordance with accounting standards and regulations of mainland China. In addition, a WFOE is required to allocate at least 10% of its accumulated profits each year, if any, to statutory reserve funds unless its reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. The proportional ratio for withdrawal of rewards and welfare funds for employees shall be determined at the discretion of the WFOE. Profits of a WFOE shall not be distributed before the losses thereof before the previous accounting years have been made up. Any undistributed profit for the previous accounting years may be distributed together with the distributable profit for the current accounting year.

Circular 37. Pursuant to SAFE’s Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued and effective on July 4, 2014, and its appendixes, mainland China residents, including mainland China institutions and individuals, must register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such mainland China residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, including but not limited to increase or decrease of capital contributed by mainland China individuals, share transfer or exchange, merger, division or other material event.

In the event that a mainland China shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the mainland China subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its mainland China subsidiary. And, failure to comply with the various SAFE registration requirements described above could result in liability under mainland China law for foreign exchange evasion, including (i) of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive, and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our subsidiaries in mainland China who are held directly liable for the violations may be subject to criminal sanctions. These regulations apply to our direct and indirect shareholders who are mainland China residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to mainland China residents. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The regulations in mainland China relating to offshore investment activities by mainland China residents may limit the ability of our subsidiaries in mainland China to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under law of mainland China.”

Stock option rules

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are mainland China citizens or who are non-mainland China citizens residing in mainland China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a subsidiary in mainland China of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign owned subsidiaries in mainland China and limit these subsidiaries’ ability to distribute dividends to us. The agents in mainland China shall, on behalf of the mainland China residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the mainland China residents’ exercise of the employee share options. The foreign exchange proceeds received by the mainland China residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in mainland China opened by the mainland China agents before distribution to such mainland China residents. In addition, the agents in mainland China shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches. We and our citizen employees in mainland China who have been granted share options, or optionees in mainland China, are subject to the Stock Option Rules. If we or our mainland China optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and our mainland China optionees may be subject to fines and other legal sanctions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The regulations in mainland China relating to offshore investment activities by mainland China residents may limit the ability of our subsidiaries in mainland China to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under law of mainland China.”

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in mainland China who exercise share options will be subject to individual income tax of mainland China. Our subsidiaries in mainland China have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the tax authorities of mainland China or other government authorities of mainland China.

Regulation on Tax

Enterprise income tax in mainland China

The enterprise income tax in mainland China is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council promulgated the implementation rules to the New EIT Law, which also became effective on January 1, 2008 and amended on April 23, 2019.

Under the PRC Enterprise Income Tax Law, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the SAT in April 2009 and amended in November 2013 and December 2017 regarding the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of mainland China as “resident enterprises” clarified that dividends and other income paid by such mainland China “resident enterprises” will be considered mainland China source income and subject to mainland China withholding tax, currently at a rate of 10%, when paid to non mainland China enterprise shareholders. This circular also subjects such mainland China “resident enterprises” to various reporting requirements with the tax authorities of mainland China. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to enterprise income tax of mainland China on its global income only if all of the following conditions set forth in Circular 82 are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in mainland China; and (iv) 50% or more of voting board members or senior executives habitually reside in mainland China.

In addition, the SAT Bulletin 45, which was amended in June 2015, June 2016 and June 2018, provides clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of mainland China resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain mainland China-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

On February 3, 2015, the SAT Circular 7 superseded existing provisions in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7, which came into effect on the same day, amended on October 17, 2017 and December 29, 2017, introduces a new tax regime that is significantly different from that under Circular 698. According to the Announcement of SAT on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source that took effect on December 1,2017 and amended on June 15,2018, Circular 698 has been abolished. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in mainland China and assets held under the establishment and place, in mainland China of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to tax of mainland China and to file or withhold the tax of mainland China accordingly. According to SAT Circular 7, “China taxable properties” include assets of a mainland China establishment or place of business, real properties in mainland China, and equity investments in mainland China resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-mainland China resident enterprise, would be subject to enterprise income taxes of mainland China. When determining if there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from mainland China taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in mainland China or if its income mainly derives from mainland China; whether the offshore enterprise and its subsidiaries directly or indirectly holding mainland China taxable properties have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of mainland China taxable properties; and the tax situation of such indirect transfer outside mainland China, and its applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a mainland China establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the mainland China establishment or place of business being transferred, and would consequently be subject to mainland China enterprise income tax at a rate of 25%. Where the underlying transfer relates to mainland China real properties or to equity investments in a mainland China resident enterprise, which is not related to a mainland China establishment or place of business of a non-resident enterprise, a mainland China enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Currently, neither SAT Circular 698 nor SAT Circular 7 applies to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We do not meet all of the conditions above, and therefore, we believe that we should not be treated as a “resident enterprise” for mainland China tax purposes even if the standards for “de facto management body” prescribed in the SAT Circular 82 are applicable to us. For example, our minutes and files of the resolutions of our board of directors and the resolutions of our shareholders are maintained outside mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Under the enterprise income tax law of mainland China, we may be classified as a mainland China “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Value added tax

The Provisional Regulations of the PRC on Value-added Tax, or the VAT Regulations, were promulgated by the State Council on December 13, 1993, became effective on January 1, 1994, and were subsequently amended in 2008, 2016 and 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax was promulgated by the MOF, on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On January 1, 2012, SAT officially launched a pilot VAT reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. The Pilot Program initially applied only to transportation industry and modern service industries, Pilot Industries, in Shanghai in 2011 and expanded to eight trial regions (including Beijing and Guangdong province) and nationwide progressively from August to December 2012. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services”, are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. Revenues generated by advertising services, a type of “cultural and creative services,” are subject to the VAT tax rate of 6%. Going forward, in Guangdong province, we will pay the pilot VAT instead of business taxes for our live streaming services, advertising activities, and for any other parts of our business that are deemed by the competent state tax authorities to be in the scope of the Pilot Industries.

On March 23, 2016, the MOF and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value added Tax in Lieu of Business Tax. Effective from May 1, 2016, the tax authorities of mainland China collect VAT in lieu of Business Tax in all regions and industries. The primary applicable rate of VAT is 6% for the years ended December 31, 2020, 2021 and 2022.

Construction fee of cultural undertakings

According to applicable tax regulations or rules of mainland China, advertising service providers are generally required to pay a construction fee of cultural undertakings at the rate of 3% on the revenues (a) which are generated from providing advertising services and (b) which are also subject to VAT after the VAT reform program. According to the Notice of the Ministry of Finance on Adjusting the Relevant Policies of Certain Government-Managed Funds (“Cai Shui 2019 No. 46”) issued by the Ministry of Finance, and relevant local policies, from July 1, 2019 to December 31, 2024, construction fee of cultural undertakings have been reduced by 50% in certain jurisdictions. Our subsidiaries in mainland China are subject to this policy.

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

In addition, an employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. The employer also need to pay compensation to the employee if the employer terminates an indefinite term labor contract. Employers in mainland China are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

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

New M&A regulations and overseas listings

On August 8, 2006, six governmental agencies of mainland China jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006, and amended on June 22, 2009. The New M&A Rule requires offshore special purpose vehicles formed to pursue overseas listing of equity interests in mainland China companies and controlled directly or indirectly by mainland China companies or individuals to obtain the approval of the Chinese Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas.

The application of the M&A Rules remains unclear. We are advised by our mainland China legal counsel, Commerce & Finance Law Offices, that based on its understanding on the current mainland China laws, rules and regulations, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the NYSE.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, either directly or indirectly, should fulfill the filing procedure and report relevant information to the CSRC; if a domestic company fails to complete the filing procedure, conceals any material fact or falsifies any major content in its filing documents, the domestic company may be subject to administrative penalties, such as order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (x) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (y) its major operational activities are carried out in mainland China or its main places of business are located in mainland China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in mainland China; and (iii) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC. Domestic companies which violate the Trial Measures by failure in performing filing procedures shall simultaneously be ordered by the CSRC to make correction, be given a warning, and be subject to a fine ranging from RMB1 million to RMB10 million. The directly accountable persons in charge and other directly accountable personnel shall simultaneously be given a warning and be subject to a fine ranging from RMB500,000 to RMB5 million.

For detailed analysis, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The M&A Rules and certain other regulations in mainland China establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The approval of and filing with the CSRC or other government authorities of mainland China may be required in connection with our future offshore offerings and capital raising activities under law of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

D.	Organizational Structure

The following diagram summarizes our corporate structure chart, including our principal subsidiaries and the VIE, as of the date of this annual report:

Note:

(1)	The shareholder of Guangzhou Huya is Linzhi Tencent Technology Co., Ltd., an affiliate of Tencent, holding 100% of Guangzhou Huya’s equity interest.

Contractual Arrangements with Guangzhou Huya

Laws and regulations of mainland China impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information, value-added telecommunications services. We are a Cayman Islands company and our subsidiary in mainland China is considered a foreign-invested enterprise. We believe the live streaming services offered through our platform constitute a type of value-added telecommunication services that foreign ownership and investment are restricted; and therefore we should operate our platform through contractual arrangements with a variable interest entity and its shareholders to ensure compliance with the relevant laws and regulations of mainland China. We have entered into a series of contractual arrangements, through Huya Technology, with Guangzhou Huya and the shareholder of Guangzhou Huya to obtain contractual rights over Guangzhou Huya and its subsidiaries, through which we operate our live streaming business.

We currently conduct our business through Guangzhou Huya and its subsidiaries based on these contractual arrangements, which allow us to:

•	exercise contractual rights over Guangzhou Huya and its subsidiaries;

•	receive substantially all of the economic benefits of Guangzhou Huya and its subsidiaries; and

•	have an exclusive option to purchase all or part of the equity interests in Guangzhou Huya when and to the extent permitted by law of mainland China.

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

Agreements that provide us with contractual rights over Guangzhou Huya

Shareholder Voting Rights Proxy Agreement. On September 17, 2020, Huya Technology, Guangzhou Huya, and Linzhi Tencent entered into a voting rights proxy agreement. Under the voting rights proxy agreement, Linzhi Tencent, as the shareholder of Guangzhou Huya, irrevocably executed a power of attorney and appointed Huya Technology as its attorney-in-fact to exercise such shareholder’s rights in Guangzhou Huya, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huya requiring shareholder approval under laws and regulations of mainland China and the articles of association of Guangzhou Huya and rights to information relating to all business aspects of Guangzhou Huya. The term of this agreement is ten years from the execution date of this agreement and will be automatically extended for one more year indefinitely. Huya Technology has sole discretion to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya.

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

Agreement that provide us with the option to purchase the equity interests in Guangzhou Huya

Exclusive Option Agreement. On September 17, 2020, Huya Technology, Guangzhou Huya, and Linzhi Tencent entered into an exclusive option agreement. Under the exclusive option agreement, Linzhi Tencent irrevocably granted Huya Technology or its designated representatives an exclusive option to purchase, to the extent permitted under law of mainland China, all or part of its equity interests in Guangzhou Huya. Huya Technology or its designated representatives have sole discretion as to when to exercise such options, either in part or in full. Without Huya Technology’s prior written consent, Linzhi Tencent shall not sell, transfer, mortgage or otherwise dispose of its equity interests in Guangzhou Huya. The term of this agreement is ten years and may be extended at Huya Technology’s sole discretion.

In the opinion of Commerce & Finance Law Offices, our mainland China legal counsel:

•	the ownership structures of Huya Technology and Guangzhou Huya are in compliance with laws or regulations of mainland China currently in effect; and

•

the contractual arrangements among Huya Technology, Guangzhou Huya and Linzhi Tencent governed by mainland China law, are valid, binding and enforceable under law of mainland China, and do not and will not result in any violation of applicable laws or regulations of mainland China currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China. If the government of mainland China finds that the agreements that establish the structure for operating our live streaming business do not comply with government restrictions of mainland China on foreign investment in value-added telecommunications services business, such as the internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the government of mainland China finds that the structure we have adopted for our business operations does not comply with laws and regulations of mainland China, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We may be adversely affected by the complexity, uncertainties and changes in the regulation of mainland China relating to the internet industry and companies,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the legal system of mainland China and the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

E.	Property, Plants and Equipment

Our corporate headquarters is located in Guangzhou, China. As of the date of March 31, 2023, we have leased office space with an aggregate area of over 30,975 square meters, of which 21,102 square meters are in our Guangzhou headquarters and the remainder in Foshan, Beijing and other cities within and outside mainland China. We lease certain of our office premises from JOYY, a major shareholder of ours, under operating lease agreements. Our physical servers are primarily hosted at internet data centers owned by major domestic internet data center providers. In November 2020, we entered into an agreement to obtain the usage right to a piece of land with an area of approximately 29,258 square meters in Foshan City, Guangdong Province, China, through a public auction. Our winning bid price was RMB310.2 million. We are currently developing office space on the land to accommodate future work force expansion and reduce long term operating costs and expenses. We believe that our existing facilities are generally adequate in meeting our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

We are a leading game live streaming platform in mainland China. Leveraging our advantages as a pioneer and leader in the game live streaming market in mainland China, we have successfully emerged as one of the leading content-centric platforms with powerful content development capabilities. Our commitment to providing strong support and resources to broadcasters and talent agencies allows us to offer high-quality content from diversified sources. Through close cooperation with e-sports tournament and game event organizers, as well as major game developers and publishers, we have developed e-sports live streaming as one of the most popular content genres on our platform. In addition to rich content in game and e-sports genres, we also offer non-game entertainment content, such as talent shows, anime, outdoor activities, live chats, and online theater. Having high-quality content from numerous sources and in different genres enables us to continuously provide users with superior experience and enhance user stickiness to our platform. The average mobile MAUs of Huya Live in 2022 reached 84.3 million, compared to 80.9 million in 2021. Our management regularly monitors these operating metrics, which are important and direct performance indicators, in managing our live streaming business and in making relevant operational and production decisions.

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive income (loss) for the years indicated, both in absolute amounts and as percentages of our total net revenues:

	For the year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Live streaming	10,311,624	94.5	10,186,204	89.7	8,195,907	1,188,295	88.9
Advertising and others	602,750	5.5	1,165,242	10.3	1,024,555	148,547	11.1

Total net revenues	10,914,374	100.0	11,351,446	100.0	9,220,462	1,336,842	100.0

Cost of revenues(1)	(8,646,308)	(79.2)	(9,751,160)	(85.9)	(8,609,594)	(1,248,274)	(93.4)

Gross profit	2,268,066	20.8	1,600,286	14.1	610,868	88,568	6.6

Operating expenses
Research and development expenses(1)	(734,261)	(6.7)	(818,882)	(7.2)	(680,383)	(98,646)	(7.4)
Sales and marketing expenses(1)	(558,012)	(5.1)	(759,507)	(6.7)	(482,871)	(70,010)	(5.2)
General and administrative expenses(1)	(445,006)	(4.1)	(326,772)	(2.9)	(320,386)	(46,452)	(3.5)

Total operating expenses	(1,737,279)	(15.9)	(1,905,161)	(16.8)	(1,483,640)	(215,108)	(16.1)

Other income	194,169	1.8	274,704	2.4	166,307	24,112	1.8

Operating income (loss)	724,956	6.7	(30,171)	(0.3)	(706,465)	(102,428)	(7.7)

Impairment loss of investments	—	—	—	—	(55,201)	(8,003)	(0.6)
Interest and short-term investments income	313,366	2.9	247,009	2.2	298,201	43,235	3.2
Gain on fair value change of investment	2,160	0.0	44,161	0.4	7,602	1,102	0.1
Other non-operating expenses	(10,010)	(0.1)	—	—	—	—	—
Foreign currency exchange gains (losses), net	2,056	0.0	(1,480)	0.0	(2,402)	(348)	0.0

Income (loss) before income tax expenses	1,032,528	9.5	259,519	2.3	(458,265)	(66,442)	(5.0)

Income tax expenses	(176,784)	(1.6)	(55,227)	(0.5)	(27,871)	(4,041)	(0.3)

Income (loss) before share of income (loss) in equity method investments, net of income taxes	855,744	7.9	204,292	1.8	(486,136)	(70,483)	(5.3)

Share of income (loss) in equity method investments, net of income taxes	28,414	0.3	379,207	3.3	(520)	(76)	0.0

Net income (loss)	884,158	8.2	583,499	5.1	(486,656)	(70,559)	(5.3)

Note:

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cost of revenues	64,942	56,629	31,955	4,633
Research and development expenses	150,723	135,316	67,242	9,749
Sales and marketing expenses	9,879	8,318	4,477	649
General and administrative expenses	182,664	89,442	52,804	7,656

Net revenues

Total net revenues decreased by 18.8% from RMB11,351.4 million in 2021 to RMB9,220.5 million (US$1,336.8 million) in 2022, and increased by 4.0% from RMB10,914.4 million in 2020 to RMB11,351.4 million in 2021.

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

Live streaming revenues decreased by 19.5% from RMB10,186.2 million in 2021 to RMB8,195.9 million (US$1,188.3 million), primarily attributable to lower average spending per paying user and the decrease in the number of average quarterly paying users on Huya Live, which was 5.6 million in 2022. The decreased average spending per paying user and number of average quarterly paying users were primarily due to soft macroeconomic and tightening regulatory environment, which adversely affected the users’ willingness to pay.

Live streaming revenues decreased by 1.2% from RMB10,311.6 million in 2020 to RMB10,186.2 million in 2021, primarily attributable to the decrease in the number of average quarterly paying users on Huya Live, which was 5.8 million in 2021. The decrease in the number of average quarterly paying users was primarily due to soft macroeconomic environment, which adversely affected the users’ willingness to pay.

Advertising and other revenues. We generate advertising revenues primarily from sales of various forms of advertising and promotion campaigns, including (i) display advertisements in various areas of our platform, (ii) native advertisements in cooperation with broadcasters, and (iii) game events advertising and campaigns. Advertisements on our platform are generally charged on the basis of duration. We enter into advertising contracts directly with advertisers or with third-party advertising agencies. We generate a portion of revenues from sub-licensing the licensed e-sports content. Our sub-licensing revenues in 2022 was mainly contributed by our sub-licensing rights for matches of League of Legends. We expect the content sub-licensing revenues to decline significantly in 2023, because we no longer have sub-licensing rights for those matches of League of Legends from 2023 to 2025, pursuant to the Supplemental Licensing Agreement for Broadcasting League of Legends Matches we entered into in January 2023. In addition, we also generate a small portion of revenues from sales of in-game virtual items from certain mobile games that we developed and operated jointly with third-party distribution platforms.

Advertising and other revenues decreased by 12.1% from RMB1,165.2 million in 2021 to RMB1,024.6 million (US$148.5 million) in 2022, primarily due to less demand for advertising services resulting from the challenging macro environment.

Advertising and other revenues increased by 93.3% from RMB602.8 million in 2020 to RMB1,165.2 million in 2021, primarily driven by revenues from content sub-licensing.

Cost of revenues

The following table sets forth the principal components of our cost of revenues by absolute amount and as a percentage of our total cost of revenues for the years presented.

	For the year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Revenue sharing fees and content costs	7,086,832	82.0	8,374,555	85.9	7,535,690	1,092,572	87.5
Bandwidth costs	879,172	10.2	713,672	7.3	537,243	77,893	6.2
Salaries and welfare	306,805	3.5	322,604	3.3	287,687	41,711	3.3
Payment handling costs	154,538	1.8	151,913	1.6	100,367	14,552	1.2
Share-based compensation	64,942	0.8	56,629	0.6	31,955	4,633	0.4
Others	154,019	1.7	131,787	1.3	116,652	16,913	1.4

Total cost of revenues	8,646,308	100.0	9,751,160	100.0	8,609,594	1,248,274	100.0

Revenue sharing fees and content costs. Revenue sharing fees and content costs consist primarily of payments to broadcasters and talent agencies in accordance with our revenue-sharing arrangements, as well as content licensing and production costs.

Revenue sharing fees and content costs decreased by 10.0% from RMB8,374.6 million in 2021 to RMB7,535.7 million (US$1,092.6 million) in 2022, primarily due to the decrease in revenue sharing fees associated with the decreased live streaming revenues and lower costs related to content creators, partially offset by the increase in spending on e-sports content. Revenue sharing fees and content costs as a percentage of our total net revenues increased from 73.8% in 2021 to 81.7% in 2022.

Revenue sharing fees and content costs increased by 18.2% from RMB7,086.8 million in 2020 to RMB8,374.6 million in 2021, primarily due to the increase in spending in e-sports and self-produced content, as well as on content creators, and the increase in revenue sharing fees in relation to certain broadcaster incentive programs. Revenue sharing fees and content costs as a percentage of our total net revenues increased from 64.9% in 2020 to 73.8% in 2021.

Bandwidth costs. Bandwidth costs consist of fees and charges relating to bandwidth usage in our operations. Bandwidth costs decreased by 24.7% from RMB713.7 million in 2021 to RMB537.2 million (US$77.9 million) in 2022, primarily due to primarily due to improved bandwidth cost management and continued technology enhancement efforts, as well as less overseas bandwidth usage as a result of the strategic adjustment in our overseas business to focus on key markets.

Bandwidth costs decreased by 18.8% from RMB879.2 million in 2020 to RMB713.7 million in 2021, primarily due to improved management in bandwidth costs and continuous technology enhancement efforts.

Others. Salaries and welfare consist of salaries, bonuses and other benefits for our employees involved in the operations of our platform. Payment handling costs consist primarily of channel fees charged by payment channels such as WeChat Pay and Alipay. Other costs consist primarily of share-based compensation, as well as depreciation and amortization expense.

Salaries and welfare decreased by 10.8% from RMB322.6 million in 2021 to RMB287.7 million (US$41.7 million) in 2022, primarily attributable to a decrease in headcount. Payment handling costs decreased by 33.9% from RMB151.9 million in 2021 to RMB100.4 million (US$14.6 million) in 2022, primarily attributable to a decrease in sales of virtual items on our platform. Share-based compensation decreased by 43.5% from RMB56.6 million in 2021 to RMB32.0 million (US$4.6 million) in 2022, primarily due to the lower price for awards granted in 2022. Other costs decreased by 11.5% from RMB131.8 million in 2021 to RMB116.6 million (US$16.9 million) in 2022, primarily due to the improvement in efficiency.

Salaries and welfare increased by 5.1% from RMB306.8 million in 2020 to RMB322.6 million in 2021, primarily attributable to an increase in average salary. Payment handling costs decreased by 1.7% from RMB154.5 million in 2020 to RMB151.9 million in 2021, primarily attributable to a decrease in sales of virtual items on our platform. Share-based compensation decreased by 12.8% from RMB64.9 million in 2020 to RMB56.6 million in 2021, primarily due to the grant of fewer share incentive awards in 2021. Other costs decreased by 14.4% from RMB154.0 million in 2020 to RMB131.8 million in 2021, primarily due to the improvement in efficiency.

Gross profit and gross margin

Our gross profit decreased by 61.8% from RMB1,600.3 million in 2021 to RMB610.9 million (US$88.6 million) in 2022, primarily attributable to lower revenues and increased content costs related to e-sports content. Our gross margin decreased from 14.1% in 2021 to 6.6% in 2022.

Our gross profit decreased by 29.4% from RMB2,268.1 million in 2020 to RMB1,600.3 million in 2021, primarily attributable to increased cost of revenues driven by higher revenue sharing fees and content costs. Our gross margin decreased from 20.8% in 2020 to 14.1% in 2021.

Operating expenses

Operating expenses decreased by 22.1% from RMB1,905.2 million in 2021 to RMB1,483.6 million (US$215.1 million) in 2022, and increased by 9.7% from RMB1,737.3 million in 2020 to RMB1,905.2 million in 2021.

Research and development expenses. Research and development expenses consist primarily of salaries, welfare and share-based compensation for research and development personnel.

Research and development expenses decreased by 16.9% from RMB818.9 million in 2021 to RMB680.4 million (US$98.6 million) in 2022, primarily attributable to a decrease in share-based compensation expenses and personnel-related expenses.

Research and development expenses increased by 11.5% from RMB734.3 million in 2020 to RMB818.9 million in 2021, primarily attributable to the increase in headcount and average salary of research and development personnel as well.

Sales and marketing expenses. Sales and marketing expenses consist primarily of advertising and market promotion expenses, salaries and welfare as well as shared-based compensation for sales and marketing personnel.

Sales and marketing expenses decreased by 36.4% from RMB759.5 million in 2021 to RMB482.9 million (US$70.0 million) in 2022, primarily attributable to a decrease in marketing and promotion fees, as well as personnel-related expenses.

Sales and marketing expenses increased by 36.1% from RMB558.0 million in 2020 to RMB759.5 million in 2021, primarily attributable to the increased marketing expenses to promote our content, products, services and brand name.

General and administrative expenses. General and administrative expenses consist primarily of salaries and welfare for management and administrative personnel, and share-based compensation expense for management and administrative personnel.

General and administrative expenses decreased by 2.0% from RMB326.8 million in 2021 to RMB320.4 million (US$46.5 million) in 2022, primarily attributable to the decrease in share-based compensation expenses.

General and administrative expenses decreased by 26.6% from RMB445.0 million in 2020 to RMB326.8 million in 2021, primarily attributable to the decrease in share-based compensation expenses.

Other income

Our other income decreased by 39.5% from RMB274.7 million in 2021 to RMB166.3 million (US$24.1 million) in 2022, primarily attributable to lower tax refunds and government subsidies in 2022 and realized damages received in the first quarter of 2021 from a favorable outcome in a broadcaster-related lawsuit.

Our other income increased by 41.5% from RMB194.2 million in 2020 to RMB274.7 million in 2021, primarily attributable to higher tax refunds and government subsidies.

Operating (loss) income

Our operating loss was RMB706.5 million (US$102.4 million) in 2022, compared with an operating loss of RMB30.2 million in 2021. Our operating margin decreased from a negative 0.3% in 2021 to a negative 7.7% in 2022.

Our operating loss was RMB30.2 million in 2021, compared with an operating income of RMB725.0 million in 2020. Our operating margin decreased from 6.6% in 2020 to a negative 0.3% in 2021.

Interest and short-term investments income

Interest and short-term investments income consist of interest earned on bank deposits, short-term wealth management products and money market funds with maturities of less than one year.

Our interest and short-term investment income increased from RMB247.0 million in 2021 to RMB298.2 million (US$43.2 million) in 2022, primarily attributable to increased interest rates for deposits of the funds.

Our interest and short-term investment income decreased from RMB313.4 million in 2020 to RMB247.0 million in 2021, primarily attributable to decreased interest rates for deposits of the funds.

Income tax expenses

Our income tax expenses decreased from RMB55.2 million in 2021 to RMB27.9 million (US$4.0 million) in 2022, mainly due to the decreased profitability of certain operating entities in mainland China. Our income tax expenses decreased from RMB176.8 million in 2020 to RMB55.2 million in 2021, mainly due to the decreased profitability of certain operating entities in mainland China. For details on such income tax expenses, please see Note 18(b) to our audited consolidated financial statements included elsewhere in this annual report.

Share of (loss) income in equity method investments, net of income taxes

We recorded share of loss in equity method investments, net of income taxes, of RMB0.5 million (US$0.1 million) in 2022, and share of gain in equity method investments, net of income taxes, of RMB379.2 million in 2021 and RMB28.4 million in 2020. The share of loss in equity method investments in 2022 was mainly attributable to impairment of an equity investment. The share of gain in equity method investments in 2021 was mainly attributable to the investment gain related to a disposal of equity investment in the third quarter of 2021. The share of gain in equity method investments in 2020 was mainly attributable to the subsequent adjustments for significant observable price change for our equity investee’s investment measured at fair value through earnings.

Net (loss) income attributable to HUYA Inc.

We had a net loss attributable to HUYA Inc. of RMB486.7 million (US$70.6 million) in 2022, as compared to a net income attributable to HUYA Inc. of RMB583.5 million in 2021.

We had a net income attributable to HUYA Inc. of RMB583.5 million in 2021, as compared to a net income attributable to HUYA Inc. of RMB884.2 million in 2020.

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

Hong Kong

Huya Limited, our subsidiary incorporated in Hong Kong, is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any withholding tax in Hong Kong. In 2020, 2021 and 2022, the first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

Singapore

HUYA PTE. LTD., our subsidiary incorporated in Singapore, is subject to 17% income tax on its assessable profit generated from its international operations.

Mainland China

Generally, our subsidiaries in mainland China, the variable interest entity and its subsidiaries are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under tax laws of mainland China and accounting standards.

Qualified software enterprises, or the Software Enterprise, are exempt from EIT for two years, followed by a 50% reduction in the applicable tax rates for the next three years, commencing either from the first year of commercial operations or from the first year of profitable operation after offsetting tax losses generating from prior years. Certified High and New Technology Enterprises, or HNTE, are entitled to a preferential tax rate of 15% but are required to re-apply for the preferential tax treatment every three years. During the three-year period, an HNTE must conduct a self-review of its qualification each year to ensure it meets the HNTE criteria. If an HNTE fails to meet the criteria for any year, the enterprise cannot enjoy the 15% preferential tax rate that year and must instead be subject to the uniform 25% income tax rate. An entity that qualifies as a “Key National Software Enterprise” (a “KNSE”) is entitled to a further reduced preferential income tax rate of 10%. Entities must perform a self-assessment each year to ensure they meet the criteria for qualification, pursuant to SAT Public Notice [2018] No. 23 (“Circular 23”). If a KNSE fails to meet the criteria for qualification as a KNSE in any year, the entity cannot enjoy the 10% preferential tax rate in that year.

An entity registered in Hainan Free Trade Port (“FTP”) and operating substantially that qualifies as an “Encouraged Industrial Enterprises” (an “EIE”) is entitled to a preferential income tax rate of 15% for five years since January 1, 2020. Entities must perform a self-assessment each year to ensure they meet the criteria for qualification, pursuant to SAT Public Notice [2020] No. 31 (“Circular 31”). According to Hainan Provincial Tax Bureau Public Notice [2021] No. 1 (“Circular 1”), enterprises set up in Hainan FTP without any branches outside shall have substantive operations in Hainan FTP, which means that such enterprises shall maintain actual business operation, human resources, finance management as well as assets solely in Hainan FTP in order to enjoy the preferential tax rate. If an EIE fails to meet the criteria for qualification as an EIE or requirement of substantive operations in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year and must instead use the regular 25% EIT rate.

Our mainland China entities provided for enterprise income tax are as follows:

•

Huya Technology was qualified as a Software Enterprise, and enjoyed the zero preferential tax rate starting from 2017 and 12.5% preferential tax rate from 2019 to 2021. We have renewed the HNTE qualification of Huya Technology in 2022 and it is subject to the preferential tax rate of 15% as an HNTE for three years starting from 2022.

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

Commerce & Finance Law Offices, our legal counsel as to the law of mainland China, has advised us that dividends paid by our subsidiary in mainland China to our Hong Kong subsidiary will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and submits required application materials to the relevant tax authority, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Should the tax authority later decide that the preferential 5% tax rate is inapplicable based on subsequent reviews of the application, additional tax payable and late payment surcharges may be imposed.

Commerce & Finance Law Offices, our legal counsel as to the law of mainland China, has advised us that if our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Under the enterprise income tax law of mainland China, we may be classified as a mainland China ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Inflation

To date, inflation in mainland China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in mainland China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in mainland China.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China” and “Item 4. Information on the Company— C. Business Overview—Government Regulations.”

B.	Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and financing activities. In April 2019, we raised from our public offering US$313.8 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. As of December 31, 2020, 2021 and 2022, we had RMB3,293.6 million, RMB1,790.8 million and RMB655.2 million (US$95.0 million), respectively, in cash and cash equivalents; RMB5,974.8 million, RMB8,351.9 million and RMB9,018.3 million (US$1,307.5 million), respectively, in short-term deposits; and RMB1,206.5 million, RMB816.3 million and RMB3.1 million (US$0.5 million), respectively, in short-term investments. Our cash and cash equivalents consist primarily of demand deposits placed with banks. Our short-term deposits consist primarily of time deposits placed with banks with original maturities of more than three months but less than one year. Our short-term investments primarily represent structured deposits with maturities of less than one year.

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

As of December 31, 2022, the majority of our cash, cash equivalents, short-term deposits and short-term investments were held by our wholly owned subsidiaries in offshore accounts. Although we consolidate the results of the variable interest entity and its subsidiaries, we only have access to the assets or earnings of the variable interest entity and its subsidiaries through our contractual arrangements with the variable interest entity and its shareholders. See “Item 4. Information on the Company—D. Organizational Structure—Contractual Arrangements with Guangzhou Huya.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing foreign exchange regulations of mainland China, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-related and service-related foreign exchange transactions.

Our subsidiary in mainland China may convert Renminbi amounts that it generates in its own business activities, including technical consulting and related service fees pursuant to its contracts with the variable interest entity, as well as dividends it receives from its own subsidiaries, into foreign exchange and pay them to its non-mainland China parent companies in the form of dividends. However, current mainland China regulations permit our subsidiary in mainland China to pay dividends to us only out of its accumulated profits, if any, determined in accordance with accounting standards and regulations of mainland China. Our subsidiary in mainland China is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. The total amount of loans we can make to our subsidiary in mainland China cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company.

The following table sets forth a summary of our cash flows data for the years indicated.

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flows Data
Net cash provided by/(used in) operating activities	1,239,874	327,453	(437,209)	(63,390)
Net cash provided by/(used in) investing activities	1,004,780	(1,880,320)	(848,568)	(123,031)
Net cash provided by financing activities	265,294	10,723	6,049	877
Net increase (decrease) in cash and cash equivalents and restricted cash	2,509,948	(1,542,144)	(1,279,728)	(185,544)
Cash and cash equivalents and restricted cash at the beginning of the year	1,114,585	3,458,462	1,846,454	267,711
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(166,071)	(69,864)	92,565	13,421

Cash and cash equivalents and restricted cash at the end of the year	3,458,462	1,846,454	659,291	95,588

Operating Activities

Net cash used in operating activities was RMB437.2 million (US$63.4 million) in 2022. In 2022, the difference between our net cash used in operating activities and our net loss attributable to HUYA Inc. of RMB486.7 million (US$70.6 million) was primarily attributable to certain non-cash expenses, including share-based compensation of RMB156.5 million (US$22.7 million) and impairment loss of investments of RMB55.2 million (US$8.0 million), and changes in certain working capital items, including a decrease of RMB88.9 million (US$12.9 million) in amounts due from related parties as a result of recoveries, partially offset by a decrease of RMB250.3 million (US$36.3 million) in accrued liabilities and other current liabilities.

Net cash provided by operating activities was RMB327.5 million in 2021. In 2021, the difference between our net cash provided by operating activities and our net income attributable to HUYA Inc. of RMB583.5 million was primarily due to an increase of RMB245.6 million in prepayments and other receivables as a result of increases in prepayments and deposits to vendors and content providers.

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

Investing Activities

Net cash used in investing activities was RMB848.6 million (US$123.0 million) in 2022, which was primarily attributable to net cash paid for long-term deposits of RMB1,086.7 million (US$157.6 million), net cash paid for short-term deposits of RMB169.0 million (US$24.5 million) and cash paid for investments of RMB244.5 million (US$35.5 million), partially offset by net maturities of short-term investments of RMB815.3 million (US$118.2 million).

Net cash used in investing activities was RMB1,880.3 million in 2021, which was primarily attributable to net cash paid for short-term deposits of RMB2,454.9 million and cash paid for long-term investments of RMB284.1 million, partially offset by net maturities of short-term investments of RMB400.0 million and cash received from disposal of equity investments of RMB554.9 million.

Net cash provided by investing activities was RMB1,004.8 million in 2020, which was primarily attributable to net maturities of short-term investment of RMB1,008.6 million, net maturities of short-term deposits of RMB484.9 million and partially offset by prepayment for purchasing of land use right of RMB310.2 million.

Financing Activities

Net cash provided by financing activities was RMB6.0 million (US$0.9 million) in 2022, which was attributable to proceeds from exercise of vested share options.

Net cash provided by financing activities was RMB10.7 million in 2021, which was attributable to proceeds from exercise of vested share options.

Net cash provided by financing activities was RMB265.3 million in 2020, which was attributable to proceeds from exercise of vested share options.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures, operating lease obligations and other contractual obligations and commitments.

Capital Expenditures

We made capital expenditures of RMB428.2 million, RMB98.1 million and RMB164.8 million (US$23.9 million) in 2020, 2021 and 2022, respectively. In these periods, our capital expenditures were mainly used for prepayment for purchasing of land use right, office building construction, obtaining licenses, purchasing of servers and other IT infrastructures, as well as for leasehold improvement. We will continue to make capital expenditures to support the growth of our business.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations by specified categories as of December 31, 2022.

	Payment due by period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years

	(in RMB thousands)
Operating Lease Obligations(1)	44,388	34,300	10,088	—	—

Note:

(1)	Represents our non-cancellable operating leases and property management fees for offices expiring on different dates.

Rental expenses under operating lease for 2020, 2021 and 2022 were RMB49.9 million, RMB56.4 million and RMB58.3 million (US$8.5 million), respectively.

In 2021, we signed a contract to purchase an exclusive license for broadcasting League of Legends matches from another subsidiary of Tencent for the period from 2021 to 2025 at an aggregate purchase price of RMB2,013 million. The unpaid purchase price was RMB1,260 million as of December 31, 2022. In January 2023, the license agreement was amended, including that we were granted a non-exclusive, instead of exclusive, license for broadcasting League of Legends matches from 2023 to 2025 and that the license fee payable is decreased to a total of RMB450 million for these three years.

As of December 31, 2022, our total capital commitments were RMB164.4 million, consisting of construction in progress and investments.

We intend to fund our existing and future material cash requirements primarily with our existing cash balance and anticipated cash flows from operations. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than the obligations set forth above, we do not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022.

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

Holding Company Structure

HUYA Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in mainland China, the variable interest entity and its subsidiaries in mainland China. As a result, HUYA Inc.’s ability to pay dividends depends upon dividends paid by our subsidiaries in mainland China. If our existing subsidiaries in mainland China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in mainland China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with accounting standards and regulations of mainland China. Under law of mainland China, each of our subsidiary and the variable interest entity and its subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in mainland China may allocate a portion of its after-tax profits based on accounting standards of mainland China to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the variable interest entity may allocate a portion of its after-tax profits based on accounting standards of mainland China to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our subsidiary in mainland China has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds.

The table below sets forth the respective revenues contribution and assets of HUYA Inc. and our wholly-owned subsidiaries and the variable interest entity and its subsidiaries as of the dates and for the years indicated:

	Net revenues(1)			Total assets(1)
	For the year ended December 31,			As of December 31,
	2020	2021	2022	2021	2022
HUYA Inc. and its wholly-owned subsidiaries	1.6%	4.0%	3.1%	88.9%	87.7%
Variable interest entity and its subsidiaries	98.4%	96.0%	96.9%	11.1%	12.3%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	The percentages exclude the inter-company transactions and balances between HUYA Inc. and its wholly-owned subsidiaries and the variable interest entity and its subsidiaries.

C.	Research and Development, Patents and Licenses, etc.

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

•

Servers and other infrastructure. We have deployed hybrid cloud computing technology in our server system. We employ back-end architecture that enables smooth and expedient upgrades of our platform software infrastructure. Our advanced peer-to-peer streaming technologies help us manage bandwidth utilization more efficiently amid growing user base and constantly improving streaming video quality, which further enhanced scalability.

In the years ended December 31, 2020, 2021 and 2022, our research and development expenditures were RMB734.3 million, RMB818.9 million and RMB680.4 million (US$98.6 million), representing 6.7%, 7.2% and 7.4% of our total net revenues for the years ended December 31, 2020, 2021 and 2022, respectively. Our research and development expenses consist primarily of salaries, welfare and share-based compensation for research and development personnel.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

See Note 2—”Principal accounting policies” of the Notes to the Consolidated Financial Statements for more information regarding expected credit losses.

Investment Related Impairment Accounted for under Measurement Alternative

Nature of estimate: For equity investments without readily determinable fair value for which we have elected to use the measurement alternative, we make a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including (i) adverse performance and cash flow forecasts of investees; (ii) adverse industry developments affecting investees; and (iii) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value. These judgements include valuation methods and key valuation assumptions and estimates used in estimating impairment amounts.

Assumptions: These judgements include valuation methods and key valuation assumptions and estimates used in estimating impairment amounts. The quantitative assessment requires the use of unobservable inputs, such as selection of comparable companies and multiples, discount for lack of marketability and probability in equity allocation. For the assessment of impairment based on qualitative factors, it considers the companies’ financial and liquidity position and access to capital resources, among others. When our assessment indicates that an impairment exists, we write down the investment to its fair value. Our estimates of these inputs require subjective management judgment and are inherently uncertain. The fair value of equity securities is sensitive to changes in the unobservable inputs used to determine fair value. While we believe we have made reasonable estimates and assumptions to calculate the fair value of the equity securities, it is possible a material change could occur. As a result, if factors change and different assumptions are used, the fair value of the equity securities could be significantly different from what we recorded in the reporting period. When one of our estimates of a discount for lack of marketability, price-to-sales multiples of comparable companies and probability in equity allocation decreased/increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated results of operations.

See Note 9—“Investments” of the Notes to the Consolidated Financial Statements for more information regarding investment related impairment accounted for under measurement alternative.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “Principal accounting policies—(cc) Recently issued accounting pronouncements” of our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Lingdong Huang	46	Chairman of Board of Directors
Rongjie Dong	46	Director, Chief Executive Officer
David Xueling Li	48	Director
Qinghua Xie	45	Director
Hai Tao Pu	52	Director
Guang Xu	39	Director
Lei Zheng	46	Director
Hongqiang Zhao	46	Independent Director
Tsang Wah Kwong	70	Independent Director
Ashley Xin Wu	38	Vice President of Finance

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

Mr. David Xueling Li has been serving as our director since July 2017. Mr. Li is also a co-founder, chairman and chief executive officer of JOYY Inc. (Nasdaq:YY). Mr. Li as the chief executive officer of JOYY is responsible for setting the broader corporate strategy and the development of new and emerging applications and products. Before founding JOYY in April 2005, Mr. Li worked at NetEase, Inc. (Nasdaq: NTES; SEHK: 9999) from July 2003 to April 2005 and served as its chief editor. In 2000, Mr. Li founded CFP.cn, a website that provided a copyright trading platform for journalists and amateur photographers. Mr. Li received a bachelor’s degree in philosophy from Renmin University of China.

Mr. Qinghua Xie has been serving as our director since April 2023. Mr. Xie joined Tencent in December 2003, and currently serves as the corporate vice president of Tencent. Mr. Xie has served as a non-executive director of Yixin Group Limited (SEHK: 2858) since April 2022 and a non-executive director of Tongcheng Travel Holdings Limited (SEHK: 0780) since April 2023. Mr. Xie obtained a bachelor’s degree in economics from Sun Yat-Sen University in 2001.

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

Mr. Hongqiang Zhao has been serving as our independent director since May 2018. Mr. Zhao currently also serves as an independent director of Li Auto (Nasdaq: LI; SEHK: 2015), an innovator in China’s new energy vehicle market. Mr. Zhao has served as the chief financial officer of BaiRong Yunchuang Technology Co. Ltd., or BaiRong (SEHK: 6608), since December 2015. Prior to joining BaiRong, Mr. Zhao was the CFO of NetEase (Nasdaq: NTES; SEHK: 9999)’s e-commerce business, and the vice president of finance at SouFun Holdings Limited (NYSE: SFUN). Previously, Mr. Zhao worked in New York as the director of financial analysis for Viacom Inc. (Nasdaq: VIAB), a leading global entertainment content company. Between February 2009 and July 2011, Mr. Zhao served as an assistant chief auditor at the PCAOB, a regulatory oversight agency under the SEC of the United States. Prior to that, Mr. Zhao was a manager at KPMG LLP in Washington D.C., providing professional services to internet, telecommunication and entertainment companies for more than eight years since August 2000. Mr. Zhao received his bachelor’s degree in accounting from Tsinghua University and his master’s degree in accountancy from George Washington University.

Mr. Tsang Wah Kwong has served as our independent director since May 2020. Mr. Tsang currently also serves as an independent non-executive director of China Merchants China Direct Investments Limited (SEHK: 00133), Sihuan Pharmaceutical Holdings Group Limited (SEHK: 00460), Shirble Department Store Holdings (China) Limited (SEHK: 00312) and TK Group (Holdings) Limited (SEHK: 02283). Prior to June 2011, Mr. Tsang was a partner of PricewaterhouseCoopers in Hong Kong and China and has over 30 years of experience in auditing and providing support for initial public offerings and acquisition transactions. Mr. Tsang received his bachelor’s degree in business administration from Chinese University of Hong Kong. He is a fellow member of the Hong Kong Institute of Certified Public Accountants, a member of the Chinese Institute of Certified Public Accountants and a fellow member of the Chartered Association of Certified Accountants.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, the compensation to our executive officers and directors in cash by us amounted to an aggregate of RMB14.7 million (US$2.1 million). We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Our subsidiaries in mainland China, the variable interest entity and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our officers and directors, see “—Share Incentive Plan.”

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

Share Incentive Plan

Amended and Restated 2017 Plan

In July 2017, our board of directors approved the 2017 Share Incentive Plan, as amended and restated in March 2018, to provide incentives to our employees, directors and consultants and promote the success of our business. The maximum number of Class A ordinary shares that may be issued under the Amended and Restated 2017 Plan is 28,394,117. As of March 31, 2023, options to purchase 126,002 Class A ordinary shares are outstanding, and 4,657,961 restricted share units are outstanding under the Amended and Restated 2017 Plan.

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

The shares reserved and to be issued under our Amended and Restated 2017 Share Plan have been registered on the Registration Statements on Form S-8 on September 14, 2018.

The following table summarizes, as of March 31, 2023, the outstanding options granted under the Amended and Restated 2017 Plan to grantees. As of March 31, 2023, there are no outstanding options granted to our current directors or executive officers under the Amended and Restated 2017 Plan.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Grantees as a group	*	US$2.55	August 9, 2017, March 15, 2018 and July 1, 2018	August 8, 2027, March 14, 2028 and June 30, 2028

Note:

*	Less than 1% of our total outstanding shares.

The following table summarizes, as of March 31, 2023, the outstanding restricted share units granted under the Amended and Restated 2017 Plan to our directors, executive officers and other grantees.

Name	Class A Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant	Date of Expiration
Rongjie Dong	*	March 31, 2018, and September 13, 2020	March 30, 2028 and September 12, 2030
Ashley Xin Wu	*	March 31, 2018, August 15, 2019, and May 29, 2020	March 30, 2028, August 14, 2029, and May 28, 2030
Other individuals as a group	4,002,564	March 31, 2018 to December 15, 2021	March 30, 2028 to December 14, 2031

Note:

*	Less than 1% of our total outstanding shares.

Amended and Restated 2021 Plan

In June 2021, our board of directors approved the 2021 Share Incentive Plan, which was amended and restated in September 2022, to provide incentives to our employees, directors and consultants for outstanding performance to generate superior returns to our shareholders. The maximum number of Class A ordinary shares that may be issued under the Amended and Restated 2021 Plan is 8,018,111. As of March 31, 2023, 5,307,603 restricted share units are outstanding under the Amended and Restated 2021 Plan.

The following paragraphs describe the principal terms of the Amended and Restated 2021 Plan.

Types of Awards. The Amended and Restated 2021 Plan permits the awards of restricted share units.

Plan Administration. The Amended and Restated 2021 Plan is administered by our board of directors or by a committee of one or more members of our board to whom our board shall delegate the authority to grant or amend awards to any eligible persons other than any of members of the committee serving as the plan administrator. The plan administrator has the power and authority to determine the persons who are eligible to receive awards, as well as other terms and conditions of awards. Any grant or amendment of awards to any committee member serving as the plan administrator shall then require an affirmative vote of a majority of the board members who are not on the committee serving as the plan administrator.

Award Agreement. Any award granted under the Amended and Restated 2021 Plan is evidenced by award agreements that set forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. We may grant awards to directors, officers, employees and consultants of our company or any of our subsidiaries.

Vesting Conditions. In general, the plan administrator determines the vesting conditions, which are specified in the relevant award agreement.

Form and Timing of Payment of Restricted Share Units. At the time of grant, the plan administrator shall specify the date or dates on which the restricted share units shall become fully vested and nonforfeitable. Upon vesting, the plan administrator, in its sole discretion, may pay restricted share units in the form of cash, in shares or in a combination thereof.

Transfer Restrictions. Except under applicable law and the award agreement, all awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge. However, such transfer restrictions do not apply to transfer to us, transfers by gift to immediate family and other circumstances specified in the Amended and Restated 2021 Plan.

Termination and amendment of the Amended and Restated 2021 Plan. Our board of directors may amend, terminate or modify the Amended and Restated 2021 Plan, but no amendment, termination or modification shall be made if such amendment, termination or modification would adversely affect in any material way any award previously granted pursuant to the Amended and Restated 2021 Plan without the prior written consent of the participant.

The shares reserved and to be granted under our Amended and Restated 2021 Plan have been registered on the Registration Statements on Forms S-8 on July 8, 2021 and December 23, 2022.

The following table summarizes, as of March 31, 2023, the outstanding restricted share units granted under the Amended and Restated 2021 Plan to our directors, executive officers and other grantees.

Name	Class A Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant	Date of Expiration
Rongjie Dong	*	April 22, 2022	April 21, 2032
Ashley Xin Wu	*	June 22, 2021, September 15, 2021, and September 9, 2022	June 21, 2031, September 14, 2031, and September 8, 2032
Other individuals as a group	4,920,765	June 22, 2021 to March 15, 2023	June 21, 2031 to March 14, 2033

Note:

*	Less than 1% of our total outstanding shares.

C.	Board Practices

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

Audit Committee. Our audit committee consists of Mr. Hongqiang Zhao and Mr. Tsang Wah Kwong. Mr. Hongqiang Zhao is the chairman of our audit committee. We have determined that Mr. Hongqiang Zhao and Mr. Tsang Wah Kwong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Mr. Hongqiang Zhao and Mr. Tsang Wah Kwong qualify as “audit committee financial experts.” Mr. Tsang Wah Kwong currently also serves on the audit committees of China Merchants China Direct Investments Limited (SEHK: 00133), Sihuan Pharmaceutical Holdings Group Limited (SEHK: 00460), Shirble Department Store Holdings (China) Limited (SEHK: 00312) and TK Group (Holdings) Limited (SEHK: 02283). Our board of directors has determined that the simultaneous service of Mr. Tsang Wah Kwong on the audit committees of these public companies would not impair the ability of Mr. Tsang Wah Kwong to effectively serve on the audit committee of our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Qinghua Xie, Mr. Hongqiang Zhao and Mr. Tsang Wah Kwong. Mr. Qinghua Xie is the chairman of our compensation committee. We have determined that Mr. Hongqiang Zhao and Mr. Tsang Wah Kwong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

We had 1,521 employees as of December 31, 2022. As of December 31, 2022, 79.2%, 9.0% and 11.8% of our employees were located in Guangzhou, Foshan and other cities, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022.

	As of December 31, 2022
	Number	%
Customer services and operations	486	32.0
Research and development	765	50.3
Sales and marketing	84	5.5
General and administrative	186	12.2
Total	1,521	100.0

We participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance, as required by laws and regulations in mainland China. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard employment, confidentiality and non-compete agreements with our senior management and core personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for two years after the termination of his or her employment, provided that we pay compensation during the restriction period in accordance with laws and regulations of mainland China in this regard.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A and Class B ordinary shares as of March 31, 2023:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 239,902,454 ordinary shares outstanding as of March 31, 2023, comprising of 89,515,937 Class A ordinary shares (excluding 3,059,325 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan) and 150,386,517 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary Shares(†)	Class B ordinary Shares(††)	Total ordinary shares on an as-converted basis	% of total ordinary shares on an as converted basis	% of aggregate voting power(†††)
Directors and Executive Officers:**
Lingdong Huang	—	—	—	—	—
Rongjie Dong(1)	1,301,157	—	1,301,157	0.5	0.0
David Xueling Li(2)	*	—	*	*	*
Qinghua Xie(3)	—	—	—	—	—
Hai Tao Pu(4)	—	—	—	—	—
Guang Xu	—	—	—	—	—
Lei Zheng	—	—	—	—	—
Hongqiang Zhao(5)	—	—	—	—	—
Tsang Wah Kwong(6)	—	—	—	—	—
Ashley Xin Wu	*	—	*	*	*
All directors and executive officers as a group	3,035,233	—	3,035,233	1.3	0.1
Principal Shareholders:
Tencent Holdings Limited(7)	—	112,012,054	112,012,054	46.7	70.3
JOYY(8)	—	38,374,463	38,374,463	16.0	24.1
Morgan Stanley(9)	14,830,792	—	14,830,792	6.2	0.9

Notes:

*	Less than 1% of total outstanding ordinary shares.
**

Except for Mr. Lingdong Huang, Mr. Guang Xu and Mr. Lei Zheng, and as indicated otherwise below, the business address for our directors and executive officers listed in the table is Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou 511446, the People’s Republic of China. The business address of Mr. Lingdong Huang and Mr. Guang Xu is Building C, Kexing Science Park, Nanshan District, Shenzhen, the People’s Republic of China. The business address of Mr. Lei Zheng is Building D2, Kexing Science Park, Nanshan District, Shenzhen, the People’s Republic of China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2023, by the sum of the total number of Class A ordinary shares outstanding as of March 31, 2023 and the number of Class A ordinary shares underlying the options held by such person or group that are exercisable within 60 days of March 31, 2023.

††

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group, including Class B ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2023, by the sum of the total number of Class B ordinary shares outstanding as of March 31, 2023 and the number of Class B ordinary shares underlying the options held by such person or group that are exercisable within 60 days of March 31, 2023.

†††

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, including Class A and Class B ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2023, with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)

Represents (i) 685,620 Class A ordinary shares in the form of ADSs directly held by Oriental Luck International Limited, a British Virgin Islands company wholly owned by a family trust controlled by Mr. Rongjie Dong, and (ii) 615,537 Class A ordinary shares issuable upon the vesting of the restricted shares units within 60 days after March 31, 2023 held by Mr. Rongjie Dong. The registered office of Oriental Luck International Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	The business address of Mr. David Xueling Li is 30 Pasir Panjang Road #15-31A Mapletree Business City, Singapore 117440.
(3)	The business address of Mr. Qinghua Xie is 46/F, Tencent Binhai Towers, No.33 Haitian 2nd Road, Nanshan District, Shenzhen, the People’s Republic of China.
(4)	The business address of Mr. Hai Tao Pu is 29/F, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.
(5)	The business address of Mr. Hongqiang Zhao is No. 10 Furong Street, Chaoyang District, Beijing, the People’s Republic of China.
(6)	The business address of Mr. Tsang Wah Kwong is Flat B, 11/F., Block 9, Vista Paradiso, 2 Hang Ming Street, Ma On Shan, New Territories, Hong Kong.
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

(9)

Represents 14,830,792 Class A ordinary shares in the form of ADSs held by Morgan Stanley and its affiliates, as reported in a Schedule 13G amendment filed by Morgan Stanley and its affiliates on February 9, 2023. The principal business address of Morgan Stanley is 1585 Broadway New York, NY 10036.

To our knowledge, as of March 31, 2023, a total of 87,835,989 Class A ordinary shares are held by one record holder in the United States, representing approximately 36.6% of our total outstanding shares on an as-converted basis. The holder is Deutsche Bank Trust Company Americas, the depositary of our ADS program, which holds 87,835,989 Class A ordinary shares, representing 36.6% of our total outstanding shares on an as-converted basis. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

F.	Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with the Variable Interest Entity and Its Shareholders

Laws and regulations in mainland China currently restrict foreign ownership and investment in value-added telecommunications services in mainland China. As a result, we operate our relevant business through Guangzhou Huya, the variable interest entity, and its subsidiaries based on a series of contractual arrangements. For a description of these contractual arrangements, see “Item 4. Information on the Company—D. Organizational Structure.”

Agreements and Transactions with Tencent

Upon the completion of the issuance of Series B-2 Preferred Shares on March 8, 2018, Tencent became a related party of ours as our major shareholder. The transactions with Tencent prior to March 8, 2018 were not disclosed as related party transactions.

The table below provides a summary of our transactions with Tencent for the years ended December 31, 2020, 2021 and 2022:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Content costs charged by Tencent	127,224	485,988	539,451	78,213
Operation support services provided by Tencent	342,487	370,393	174,158	25,251
Advertising, sub-licensing and other revenues from Tencent	14,349	80,302	22,073	3,200
Disposal gain of an investment	—	360,589	—	—
Others	30,540	14,617	12,867	1,866

Agreements and Transactions with JOYY

The table below provides a summary of our transactions with JOYY for the years ended December 31, 2020, 2021 and 2022:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Purchase of services by JOYY on behalf of Huya	18,945	268	502	73
Operation support services provided by JOYY	4,187	2,543	351	51
Others	1,054	—	—	—

We have entered a series of agreements with JOYY in areas of intellectual property and business cooperation. In addition, we have entered into a registration rights agreement, under which we have granted JOYY certain registration rights, including:

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

Agreements and Transactions with Entities over which Tencent and/or Huya Have Significant Influence

On April 3, 2020, Tencent’s related parties became our related parties as a result of Tencent gaining majority voting power in us and consolidating our financial statements. The transactions with Tencent’s related parties prior to April 3, 2020 were not disclosed as related party transactions. The table below provides a summary of our transactions with entities over which Tencent and/or Huya have significant influence (“Tencent and Huya’s related parties”) in the years ended December 31, 2020, 2021 and 2022.

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Content cost and revenue sharing fees charged by Tencent and Huya’s related parties	85,361	102,311	100,627	14,590
Advertising, sub-licensing and other revenues from Tencent and Huya’s related parties	8,197	188,209	13,072	1,895
Others	34,044	21,013	18,213	2,641

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in mainland China for our cash requirements, including any payment of dividends to our shareholders. Regulations of mainland China may restrict the ability of our subsidiary in mainland China to pay dividends to us. See “Item 4. Information on the Company—C. Business Overview—Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution” and “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

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

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Election and Removal of Directors

Unless otherwise determined by our company in general meeting, our fourth amended and restated memorandum and articles of association provide that our board of directors will consist of not less than five directors, including no less than two independent directors. The board of directors shall have the right to expand the size of the board of directors and determine the exact number of directors. Tencent has the right to appoint, remove and replace at least one director as long as Tencent and its affiliates collectively hold no less than 20% of our issued share capital on a fully diluted basis, and JOYY has the right to appoint, remove and replace one director as long as JOYY and its affiliates collectively hold no less than 15% of the voting power in our company on a fully diluted basis. For so long as Tencent and its affiliates collectively hold no less than 50% of the voting power in our Company, Tencent shall be entitled to appoint, remove and replace up to the lowest number of directors that (x) constitutes a majority of the directors and (y) is no less than proportionate to its voting power in our company. There are no provisions relating to retirement of directors upon reaching any age limit.

Subject to the above, the directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board and our shareholders may also appoint any person to be a director by way of a special resolution.

Subject to restrictions contained in our fourth amended and restated memorandum and articles of association, a director may be removed with or without cause by a special resolution of our company.

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

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder or creditor has the right to express to the court the view that the transaction ought not to be approved, the court would nevertheless be likely to approve the arrangement if it determines that:

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

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by a special resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our Memorandum and Articles of Association.

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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and

(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

On April 27, 2021, Guangzhou Huya entered into a License Agreement for Broadcasting League of Legends Matches, or the Original License Agreement, with Tengjing Sports & Culture Development (Shanghai) Co., Ltd., an entity affiliated with Tencent Holdings Limited, under which Guangzhou Huya purchased a license for e-sports during the period from 2021 to 2025. On January 12, 2023, Guangzhou Huya entered into a supplemental agreement to the Original License Agreement, with Tengjing Sports & Culture Development (Shanghai) Co., Ltd., pursuant to which certain amendments were made to the Original License Agreement with respect to the license arrangement thereunder for the years 2023 through 2025, including, among others: (i) Guangzhou Huya is granted non-exclusive, instead of exclusive, live broadcasting rights and on-demand broadcasting rights under the Original License Agreement, (ii) the scope of authorized matches for broadcasting in mainland China under the Original License Agreement is expanded, including adding League of Legends World Championship for 2023 to 2025 (S13-S15), among other things, (iii) the license fee payable by Guangzhou Huya under the Original License Agreement is decreased to a total of RMB450 million for these three years, and (iv) Guangzhou Huya does not have sub-licensing rights.

D.	Exchange Controls

See “Item 4. Information on the Company—C. Business Overview—Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution.”

E.	Taxation

The following discussion of Cayman Islands, mainland China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of tax law of mainland China, it represents the opinion of Commerce & Finance Law Offices, our mainland China legal counsel.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We do not believe that HUYA Inc. meets all of the conditions above. HUYA Inc. is a company incorporated outside mainland China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside mainland China. For the same reasons, we believe our other entities outside of mainland China are not mainland China resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the tax authorities of mainland China and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the government of mainland China will ultimately take a view that is consistent with us.

Commerce & Finance Law Offices, our legal counsel as to law of mainland China, has advised us that however, if the tax authorities of mainland China determine that HUYA Inc. is a mainland China resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% mainland China tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within mainland China. It is unclear whether our non-mainland China individual shareholders (including our ADS holders) would be subject to any mainland China tax on dividends or gains obtained by such non-mainland China individual shareholders in the event we are determined to be a mainland China resident enterprise. If any mainland China tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-mainland China shareholders of HUYA Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that HUYA Inc. is treated as a mainland China resident enterprise.

Provided that our Cayman Islands holding company, HUYA Inc., is not deemed to be a mainland China resident enterprise, holders of our ADSs and ordinary shares who are not mainland China residents will not be subject to mainland China income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a mainland China resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the mainland China entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the tax authority of mainland China may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland China tax. As a result, gains derived from such indirect transfer may be subject to enterprise income tax of mainland China, and the transferor obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. We and our non-mainland China resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed under this circular. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Under the enterprise income tax law of mainland China, we may be classified as a mainland China “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code or applicable United States Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ADSs or Class A ordinary shares.

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

Based upon the nature and composition of our assets (in particular, the retention of a substantial amount of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or Class A ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or Class A ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or Class A ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a dividend for United States federal income tax purposes. A non-corporate recipient of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs (but not our Class A ordinary shares) are listed on the NYSE and is considered readily tradable on an established securities market in the United States. Since our Class A ordinary shares will not be listed on an established securities markets in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. We believe that our ADSs will be readily tradable, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-mainland China income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares or ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class A ordinary shares. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a mainland China “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to mainland China withholding taxes on dividends paid on our ADSs or Class A ordinary shares. See “—People’s Republic of China Taxation.” In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or Class A ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate

U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a mainland China “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in mainland China, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and mainland China may elect to treat the gain as mainland China source income. Pursuant to recently issued Regulations, however, if a U.S. holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any tax of mainland China imposed on the disposition of ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the recently issued Regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

•	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or Class A ordinary shares;

•	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or

•	pre-PFIC year, will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. For those purposes, our ADSs, but not our Class A ordinary shares, are listed on NYSE, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ADSs are listed on the NYSE, which is a national securities exchange that is registered with the SEC. Consequently, if our ADSs continue to be listed on the NYSE and are being regularly traded, we expect that the mark-to-market election would be available to a U.S. holder that holds our ADSs were we to be or become a PFIC, but no assurances may be given in this regard. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. It should also be noted that only the ADSs and not the Class A ordinary shares are listed on the NYSE. Consequently, if a U.S. holder holds Class A ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

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

If a U.S. holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-224202), as amended, including the prospectus contained therein, to register our Class A ordinary shares in relation to our initial public offering. We have also filed with the SEC related registration statements on Forms F-6 (Registration No. 333-224563 and Registration No. 333-270464) to register the ADSs. We have also filed with the SEC a registration statement on Form F-4 (Registration No. 333-250016) in relation to the proposed Merger with DouYu, which has been terminated.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or mainland China or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

As of December 31, 2022, we had U.S. dollar-denominated cash and cash equivalents, short-term deposits, short-term investments and long-term deposits of US$52.3 million, US$767.0 million, nil and US$154.0 million respectively. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2022 would result in a decrease of RMB36.4 million in cash and cash equivalents and RMB534.2 million in short-term deposits, nil in short-term investments and RMB107.3 million in long-term deposits. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2022 would result in an increase of RMB36.4 million in cash and cash equivalents and RMB534.2 million in short-term deposits, nil in short-term investments and RMB107.3 million in long-term deposits.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to Interest and short-term investments income, which consists of interest earned on bank deposits, short-term wealth management products and money market funds with maturities of less than one year.

We generated interest and short-term investment income of RMB313.4 million, RMB247.0 million and RMB298.2 million (US$43.2 million) in 2020, 2021 and 2022, respectively. We had cash and cash equivalents of RMB655.2 million (US$95.0 million), short-term deposits of RMB9,018.3 million (US$1,307.5 million) and long-term deposits of RMB1,072.5 million (US$155.5 million) as of December 31, 2022. Assuming such amount of cash and cash equivalents and term deposits were held entirely in the form of interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately RMB107.5 million (US$15.6 million). We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2022, we recorded US$153.8 thousand received from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

In 2020, 2021 and 2022, we used approximately US$0.6 million, approximately US$29.6 million, and approximately US$43.2 million of the net proceeds from the public offering in April 2019. We intend to use the proceeds from the public offering to expand content genres, improve content quality, strengthen technologies and products, support overseas expansion, and expand and enhance product and service offerings, and use the balance of the proceeds for working capital and other general corporate purpose. We currently expect to use up the remaining net proceeds before the end of 2027. The expected timeline and purposes for the use of proceeds are based on the management’s current outlook, and are subject to uncertainties as well as changes in circumstances.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and vice president of finance, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and vice president of finance assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16.B.	CODE OF ETHICS

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

	2021	2022
	RMB	RMB

	(in thousands)
Audit fees(1)	11,000	10,100
Tax fees(2)	960	59

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

The NYSE Listed Company Manual permits a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE Listed Company Manual. We follow home country practice and have a two-member audit committee, in lieu of the requirement of NYSE Listed Company Manual Section 303A.07 to have an audit committee with at least three members. Additionally, Section 303A.08 of the NYSE Listed Company Manual requires that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice in this regard and did not seek shareholders’ approval when we approved the 2021 Share Incentive Plan, effective on June 22, 2021, and the Amended and Restated 2021 Plan, effective on September 8, 2022. Furthermore, Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We are a Cayman Islands company, and our chief executive officer is not required under applicable Cayman Islands law to make such a certification. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual. In addition, Section 302.00 of the NYSE Listed Company Manual requires that we must hold an annual general meeting of shareholders during each fiscal year. We have followed our home country practice in lieu of the provisions of Section 302 and did not hold an annual general meeting of shareholders in 2022.

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

In May 2022, HUYA Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021 because of a position taken by an authority in the foreign jurisdiction, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report.

To the best of our knowledge, no Cayman Islands governmental entities owns any shares in HUYA Inc. or its subsidiaries as of the date of this annual report.

To the best of our knowledge, no governmental entities of mainland China own any shares in HUYA Inc., its subsidiaries, the VIE or the VIE’s subsidiaries as of the date of this annual report. The governmental entities of mainland China do not have a controlling financial interest in HUYA Inc., its subsidiaries, the VIE or the VIE’s subsidiaries as of the date of this annual report.

As of the date of this annual report, none of the members of the board of directors of HUYA Inc. or its operating entities, including its subsidiaries, the VIE and the VIE’s subsidiaries, is an official of the Chinese Communist Party.

None of the currently effective memorandum and articles of association (or equivalent organizing document) of our company, our subsidiaries, the VIE or the VIE’s subsidiaries contains any charter of the Chinese Communist Party.

ITEM 16.J.	INSIDER TRADING POLICIES

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of HUYA Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 99.2 to the registrant’s current report on Form 6-K (File No. 001-38482) filed with the SEC on May 15, 2020)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

2.3	Deposit Agreement dated May 10, 2018, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-227336 ) filed with the Securities and Exchange Commission on September 14, 2018)

2.4	Amended and Restated Shareholders’ Agreement dated as of March 8, 2018 between the registrant and other parties thereto (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 of the registrant’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2020)

4.1	The Amended and Restated 2021 Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Form 6-K (File No. 001-38482) furnished with the Securities and Exchange Commission on September 8, 2022)

4.2	The Amended and Restated 2017 Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333 224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.5	Termination Agreement, dated July 12, 2021, by and among HUYA Inc., Tiger Company Ltd., DouYu International Holdings Limited and Nectarine Investment Limited (incorporated herein by reference to Exhibit 99.2 to the Form 6-K (File No. 001-38482) furnished with the Securities and Exchange Commission on July 12, 2021)

4.6	English translation of the Equity Interest Pledge agreement among Guangzhou Huya Technology Co., Ltd., Guangzhou Huya Information Technology Co., Ltd., and Linzhi Tencent Technology Co., Ltd. dated September 17, 2020 (incorporated by reference to Exhibit 10.1 from the registrant’s registration statement on Form F-4 (Registration No. 333-250016) filed with the Securities and Exchange Commission on November 10, 2020)

4.7	English translation of the Exclusive Business Operation Agreement between Guangzhou Huya Technology Co., Ltd. and Guangzhou Huya Information Technology Co., Ltd. dated September 17, 2020 (incorporated by reference to Exhibit 10.2 from the registrant’s registration statement on Form F-4 (Registration No. 333-250016) filed with the Securities and Exchange Commission on November 10, 2020)

4.8	English translation of the Shareholder Voting Rights Proxy Agreement among Guangzhou Huya Technology Co., Ltd., Guangzhou Huya Information Technology Co., Ltd., and Linzhi Tencent Technology Co., Ltd. dated September 17, 2020 (incorporated by reference to Exhibit 10.3 from the registrant’s registration statement on Form F-4 (Registration No. 333-250016) filed with the Securities and Exchange Commission on November 10, 2020)

Exhibit Number	Description of Document

4.9	English translation of the Exclusive Option Agreement among Guangzhou Huya Technology Co., Ltd., Guangzhou Huya Information Technology Co., Ltd., and Linzhi Tencent Technology Co., Ltd. dated September 17, 2020 (incorporated by reference to Exhibit 10.4 from the registrant’s registration statement on Form F-4 (Registration No. 333-250016) filed with the Securities and Exchange Commission on November 10, 2020)

4.10	English translation of Patent License Agreement between Guangzhou Huya and Guangzhou Huaduo dated December 31, 2016 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.11	English translation of Business Cooperation Agreement between Guangzhou Huaduo and Guangzhou Huya dated March 8, 2018 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.12	English translation of Business Cooperation Agreement between Shenzhen Tencent Computer Systems Company Ltd. and Guangzhou Huya dated February 5, 2018 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.13	Registration Rights Agreement by and between HUYA Inc. and JOYY Inc. dated April 3, 2020 (incorporated by reference to Exhibit 4.14 from the registrant’s annual report on Form 20-F (File No. 001-38482), filed with the Securities and Exchange Commission on April 27, 2020)

4.14	Written Acknowledgment to Registration Rights Agreement executed by Linen Investment Limited dated April 3, 2020 (incorporated by reference to Exhibit 4.15 from the registrant’s annual report on Form 20-F (File No. 001-38482), filed with the Securities and Exchange Commission on April 27, 2020)

4.15†	English translation of License Agreement for Broadcasting League of Legends Matches between Tengjing Sports & Culture Development (Shanghai) Co., Ltd. and Guangzhou Huya dated April 27, 2021 (incorporated by reference to Exhibit 4.17 from the registrant’s annual report on Form 20-F (File No. 001-38482), filed with the Securities and Exchange Commission on April 27, 2021)

4.16*†	English translation of Supplemental Agreement to the License Agreement for Broadcasting League of Legends Matches between Tengjing Sports & Culture Development (Shanghai) Co., Ltd. and Guangzhou Huya dated January 12, 2023

8.1*	List of principal subsidiaries and variable interest entities of the registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed herewith.
**	Furnished herewith.
†	Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUYA Inc.

By:	/s/ Rongjie Dong
	Name:	Rongjie Dong
	Title:	Chief Executive Officer

Date: April 26, 2023

HUYA INC.

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of HUYA Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of HUYA Inc. and its subsidiaries (the “
Company
”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal
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
Revenue recognition — identification of distinct performance obligations and estimate of standalone selling price
As described in Note 2(o) to the consolidated financial statements, the Company’s sources of revenue include live streaming and other revenues. The Company’s consolidated revenues were RMB9,220 million for the year ended December 31, 2022, of which RMB8,196 million were revenues derived from live streaming. Management identifies multiple distinct performance obligations in certain contracts of its live streaming business. Customers receive a series of services, virtual items and virtual rights by entering into certain contracts with the Company. Management determines the distinct performance obligations and standalone selling price of each identified distinct performance obligation and recognizes revenue upon transfer of control of the promised services in an amount that reflects the consideration the Company expects to receive in exchange for those services.
The principal considerations for our determination that performing procedures relating to the identification of performance obligations and estimate of standalone selling price is a critical audit matter are the significant judgment by management in identifying the distinct performance obligations and estimating the standalone selling price of each distinct performance obligation due to the complexity of the contracts. Certain services are provided to customers over time and have the same pattern of transfer to customers. Management exercises judgement in determining the number of distinct performance obligations by accounting for services that have the same pattern of transfer to customers as a single performance obligation. Certain distinct performance obligations are not separately sold by the Company that management is required to exercise judgement in determining the standalone selling price of each of these distinct performance obligations. This in turn led to significant auditor subjectivity and effort in performing procedures and in evaluating management’s significant judgment exercised in determining whether the distinct performance obligations were appropriately identified; and whether the standalone selling price of each distinct performance obligation was appropriately estimated.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over management’s identification of distinct performance obligations and estimation of standalone selling prices used to allocate transaction price to distinct performance obligations in its contracts with customers. These procedures also included, among others, on a sample basis: (i) testing the completeness and accuracy of management’s identification of the distinct performance obligations by evaluating the customer arrangements; (ii) testing management’s process for estimating standalone selling price which included testing the completeness and accuracy of input data used, and evaluating the reasonableness of significant assumptions used by management, related to principally users’ expected spending and renewal patterns based on historical data and other observable inputs such as historical pricing strategies; and (iii) testing management’s process for determining the appropriate amount and timing of revenue recognition based on the respective performance obligations identified in the relevant revenue contracts.
/s/

PricewaterhouseCoopers Zhong Tian LLP
Guangzhou, the People’s Republic of China
April 2
6
, 2023
We have served as the Company’s auditor since
2017.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2021 AND 2022
(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			(Note 2(e))
Assets
Current assets
Cash and cash equivalents	1,790,784	655,241	95,001
Restricted cash	55,670	4,050	587
Short-term deposits	8,351,945	9,018,298	1,307,530
Short-term investments	816,331	3,117	452
Accounts receivable, net	88,034	75,898	11,004
Amounts due from related parties, net	148,560	59,702	8,656
Prepayments and other current assets, net	664,945	637,225	92,389

Total current assets	11,916,269	10,453,531	1,515,619

Non-current assets
Long-term deposits	—	1,072,548	155,505
Deferred tax assets	20,245	—	—
Investments	608,617	906,215	131,389
Property and equipment, net	79,611	200,893	29,127
Intangible assets, net	83,942	57,810	8,382
Right-of-use assets, net	395,371	345,136	50,040
Prepayments and other non-current assets	150,887	110,874	16,075

Total non-current assets	1,338,673	2,693,476	390,518

Total assets	13,254,942	13,147,007	1,906,137

Liabilities and shareholders’ equity
Current liabilities (including amounts of the consolidated variable interest entity and its subsidiaries (“VIEs”) without recourse to the Company of RMB1,057,062 and RMB992,531 as of December 31, 2021 and 2022, respectively)

Accounts payable	12,579	22,517	3,265
Advances from customers and deferred revenue	459,509	445,620	64,609
Income taxes payable	5,944	28,924	4,194
Accrued liabilities and other current liabilities	1,845,452	1,592,455	230,884
Amounts due to related parties	216,128	81,814	11,862
Lease liabilities due within one year	36,473	29,801	4,321

Total current liabilities	2,576,085	2,201,131	319,135

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB120,329 and RMB89,070 as of December 31, 2021 and 2022, respectively)
Lease liabilities	45,084	8,617	1,249
Deferred tax liabilities	4,597	20,533	2,977
Deferred revenue	118,975	73,354	10,635

Total non-current liabilities	168,656	102,504	14,861

Total liabilities	2,744,741	2,303,635	333,996

Commitments and contingencies (Note 25)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2021 AND 2022 (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			(Note 2(e))
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 and 750,000,000 shares authorized, 86,993,764 and 89,401,484 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	58	60	9
Class B ordinary shares (US$0.0001 par value; 200,000,000 and 200,000,000 shares authorized, 151,076,517 and 150,386,517 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	99	98	14
Additional paid-in capital	11,764,059	11,922,820	1,728,646
Statutory reserves	122,429	122,429	17,751
Accumulated deficit	(1,300,144)	(1,786,800)	(259,062)
Accumulated other comprehensive (loss) income	(76,300)	584,765	84,783

Total shareholders’ equity	10,510,201	10,843,372	1,572,141

Total liabilities and shareholders’ equity	13,254,942	13,147,007	1,906,137

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note 2(e))
Net revenues
Live streaming	10,311,624	10,186,204	8,195,907	1,188,295
Advertising and others	602,750	1,165,242	1,024,555	148,547

Total net revenues	10,914,374	11,351,446	9,220,462	1,336,842

Cost of revenues (1)	(8,646,308)	(9,751,160)	(8,609,594)	(1,248,274)

Gross Profit	2,268,066	1,600,286	610,868	88,568

Operating expenses (1)
Research and development expenses	(734,261)	(818,882)	(680,383)	(98,646)
Sales and marketing expenses	(558,012)	(759,507)	(482,871)	(70,010)
General and administrative expenses	(445,006)	(326,772)	(320,386)	(46,452)

Total operating expenses	(1,737,279)	(1,905,161)	(1,483,640)	(215,108)

Other income	194,169	274,704	166,307	24,112

Operating income (loss)	724,956	(30,171)	(706,465)	(102,428)

Impairment loss of investments	—	—	(55,201)	(8,003)
Interest and short-term investments income	313,366	247,009	298,201	43,235
Gain on fair value change of investment	2,160	44,161	7,602	1,102
Other non-operating expenses	(10,010)	—	—	—
Foreign currency exchange gains (losses), net	2,056	(1,480)	(2,402)	(348)

Income (loss) before income tax expenses	1,032,528	259,519	(458,265)	(66,442)

Income tax expenses	(176,784)	(55,227)	(27,871)	(4,041)

Income (loss) before share of income (loss) in equity method investments, net of income taxes	855,744	204,292	(486,136)	(70,483)

Share of income (loss) in equity method investments, net of income taxes	28,414	379,207	(520)	(76)

Net income (loss) attributable to HUYA Inc.	884,158	583,499	(486,656)	(70,559)

Net income (loss) attributable to ordinary shareholders	884,158	583,499	(486,656)	(70,559)

Net income (loss)	884,158	583,499	(486,656)	(70,559)

Other comprehensive (loss) income:
Foreign currency translation adjustments, net of nil tax	(451,873)	(148,562)	575,068	83,377
Unrealized securities holding gains, net of tax	—	—	85,997	12,468

Total comprehensive income attributable to HUYA Inc.	432,285	434,937	174,409	25,286

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note 2(e))
Net income (loss) per ADS*
—Basic	3.89	2.45	(2.02)	(0.29)
—Diluted	3.71	2.41	(2.02)	(0.29)
Weighted average number of ADSs used in calculating net income (loss) per ADS
—Basic	227,081,238	238,198,117	241,437,842	241,437,842
—Diluted	238,631,613	241,790,445	241,437,842	241,437,842
Net income (loss) per ordinary share*
—Basic	3.89	2.45	(2.02)	(0.29)
—Diluted	3.71	2.41	(2.02)	(0.29)
Weighted average number of ordinary shares used in calculating net income (loss) per ordinary share
—Basic	227,081,238	238,198,117	241,437,842	241,437,842
—Diluted	238,631,613	241,790,445	241,437,842	241,437,842

*	Each ADS represents one Class A ordinary share.
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note 2(e))
Cost of revenues	64,942	56,629	31,955	4,633
Research and development expenses	150,723	135,316	67,242	9,749
Sales and marketing expenses	9,879	8,318	4,477	649
General and administrative expenses	182,664	89,442	52,804	7,656
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	deficit	income (loss)	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	67,101,314	44	152,357,321	100	10,081,946	64,679	(1,986,054)	524,135	8,684,850
Cumulative effect of initial adoption of ASC326	—	—	—	—	—	—	(3,067)	—	(3,067)
Balance at January 1, 2020	67,101,314	44	152,357,321	100	10,081,946	64,679	(1,989,121)	524,135	8,681,783
Share-based compensation related to Huya Share-based Awards	—	—	—	—	408,208	—	—	—	408,208
Issuance of ordinary shares for exercised share options	14,440,921	10	—	—	255,505	—	—	—	255,515
Issuance of ordinary shares for restricted share units	1,948,606	1	—	—	(1)	—	—	—	—
Deemed distribution to JOYY	—	—	—	—	(1,013)	—	—	—	(1,013)
Appropriation to statutory reserves	—	—	—	—	—	57,750	(57,750)	—	—
Increase in VIE’s share capital by transferring VIE’s retained earnings	—	—	—	—	720,930	—	(720,930)	—	—
Net income	—	—	—	—	—	—	884,158	—	884,158
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	(451,873)	(451,873)

Balance as of December 31, 2020	83,490,841	55	152,357,321	100	11,465,575	122,429	(1,883,643)	72,262	9,776,778

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’
EQUITY FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	deficit	income (loss)	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	83,490,841	55	152,357,321	100	11,465,575	122,429	(1,883,643)	72,262	9,776,778
Share-based compensation related to Huya Share-based Awards	—	—	—	—	289,705	—	—	—	289,705
Class B ordinary shares converted to Class A ordinary shares	1,280,804	1	(1,280,804)	(1)	—	—	—	—	—
Issuance of ordinary shares for exercised share options	533,425	1	—	—	8,779	—	—	—	8,780
Issuance of ordinary shares for restricted share units	1,688,694	1	—	—	—	—	—	—	1
Net income	—	—	—	—	—	—	583,499	—	583,499
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	(148,562)	(148,562)

Balance as of December 31, 2021	86,993,764	58	151,076,517	99	11,764,059	122,429	(1,300,144)	(76,300)	10,510,201

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	deficit	income (loss)	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	86,993,764	58	151,076,517	99	11,764,059	122,429	(1,300,144)	(76,300)	10,510,201
Share-based compensation related to Huya Share-based Awards	—	—	—	—	156,478	—	—	—	156,478
Class B ordinary shares converted to Class A ordinary shares	690,000	1	(690,000)	(1)	—	—	—	—	—
Issuance of ordinary shares for exercised share options	133,313	—	—	—	2,284	—	—	—	2,284
Issuance of ordinary shares for restricted share units	1,584,407	1	—	—	(1)	—	—	—	—
Net loss	—	—	—	—	—	—	(486,656)	—	(486,656)
Unrealized securities holding gains	—	—	—	—	—	—	—	85,997	85,997
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	575,068	575,068

Balance as of December 31, 2022	89,401,484	60	150,386,517	98	11,922,820	122,429	(1,786,800)	584,765	10,843,372

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash flows from operating activities
Net income (loss) attributable to HUYA Inc.	884,158	583,499	(486,656)	(70,559)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	58,440	49,875	43,413	6,294
Amortization of acquired intangible assets	44,362	39,239	37,968	5,505
Amortization of right-of-use assets	28,376	35,901	41,599	6,031
Allowance for (reversal of) expected credit losses	517	(2,360)	(107)	(16)
Gain (loss) on disposal of property and equipment and other long-term assets	(648)	(1,504)	1,388	201
Share-based compensation	408,208	289,705	156,478	22,687
Share of (income) loss in equity method investments, net of income taxes	(28,414)	(379,207)	520	76
Other non-cash income	(1,013)	—	—	—
Deferred income tax expenses	18,608	32,125	21,007	3,046
Gain on fair value changes of investments	(2,160)	(44,161)	(7,602)	(1,102)
Impairment loss of investments	—	—	55,201	8,003
Short-term investments income	(6,539)	(16,331)	(2,081)	(302)
Foreign currency exchange (gains) losses, net	(2,056)	1,480	2,402	348
Changes in operating assets and liabilities:
Accounts receivable	(13,058)	(16,059)	12,035	1,745
Prepayments and other assets	(59,336)	(245,555)	57,900	8,395
Amounts due from related parties	(12,121)	(83,847)	88,940	12,895
Accounts payable	4,288	3,839	(3,046)	(442)
Amounts due to related parties	16,421	120,675	(134,816)	(19,546)
Advances from customers and deferred revenue	(346,857)	(85,538)	(59,510)	(8,628)
Lease liabilities	(28,623)	(38,924)	(34,880)	(5,057)
Accrued liabilities and other current liabilities	246,511	138,111	(250,342)	(36,296)
Income tax payable	30,810	(53,510)	22,980	3,332

Net cash provided by/(used in) operating activities	1,239,874	327,453	(437,209)	(63,390)

Cash flows from investing activities
Placements of short-term deposits	(7,903,107)	(7,050,721)	(8,460,370)	(1,226,638)
Maturities of short-term deposits	8,387,957	4,595,849	8,291,399	1,202,140
Placements of short-term investments	(2,200,000)	(1,950,000)	—	—
Maturities of short-term investments	3,208,602	2,350,000	815,295	118,207
Placements of long-term deposits	—	—	(1,086,682)	(157,554)
Purchase of property and equipment	(54,410)	(39,483)	(156,350)	(22,669)
Purchase of intangible assets	(63,581)	(58,583)	(8,425)	(1,222)
Prepayment for purchase of land use right	(310,220)	—	—	—
Cash paid for long-term investments	(101,964)	(284,118)	(244,544)	(35,456)
Cash received from an investee due to withdrawal of investment	2,000	—	—	—
Cash received from an investee for its partial disposal of an investment	38,532	—	—	—
Cash received from a disposal of an investment	—	554,889	—	—
Proceeds from disposal of property and equipment	971	1,847	1,109	161

Net cash provided by/(used in) investing activities	1,004,780	(1,880,320)	(848,568)	(123,031)

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note 2(e))
Cash flows from financing activities
Proceeds from exercise of vested share options	265,294	10,723	6,049	877

Net cash provided by financing activities	265,294	10,723	6,049	877

Net increase (decrease) in cash and cash equivalents and restricted cash	2,509,948	(1,542,144)	(1,279,728)	(185,544)
Cash and cash equivalents and restricted cash at the beginning of the year	1,114,585	3,458,462	1,846,454	267,711
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(166,071)	(69,864)	92,565	13,421

Cash and cash equivalents and restricted cash at the end of the year	3,458,462	1,846,454	659,291	95,588

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note 2(e))
Supplemental disclosure of cash flows information:
- Income tax paid (received)	185,888	96,096	(87,890)	(12,743)
- Acquisition of property and equipment in form of accounts payable	5,645	4,301	17,787	2,579
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities

(a)	Organization and principal activities
HUYA Inc. (“Huya” or the “Company”,
also refer to Huya’s consolidated operating entities, where appropriate) is a holding company incorporated in Cayman Islands on March 30, 2017 and conducts its business through its subsidiaries, a VIE and VIE’s subsidiaries (collectively refer to “VIEs”) (collectively, the “Group”) in the People’s Republic of China (the “PRC”).
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
The Company completed its IPO in May 2018, issued and sold a total of 17,250,000 American Depositary shares (“ADSs”) for a total consideration of US$176 million after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of the IPO, the Company’s (1) 17,647,058 outstanding Series
A-1
Preferred Shares were converted into Class A ordinary shares, (2) 4,411,765 outstanding Series
A-2
Preferred Shares were converted into Class B ordinary shares, and (3) 64,488,235 outstanding Series
B-2
Preferred Shares were converted into Class B ordinary shares immediately as of the same date.
In April 2019, the Company completed a
follow-on
public offering, issued and sold 13,600,000 ADSs for a total consideration of US$314 million after deducting the underwriting discounts and commissions and offering expenses. JOYY, as a selling shareholder, sold 4,800,000 Huya’s ADSs. These 4,800,000 Class B ordinary shares were converted into Class A ordinary shares automatically.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(c)	Principal subsidiaries and VIE
As of December 31, 2022, the Company’s principal subsidiaries and VIE are as follows:

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
a controlling financial interest (pursuant to ASC 810)
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
Pursuant to the equity pledge agreement, the shareholders of Guangzhou Huya have pledged all of their equity interests in Guangzhou Huya to Huya Technology to guarantee the performance by Guangzhou Huya and its shareholders’ performance of their respective obligations under the exclusive business cooperati on agreement, exclusive purchase option agreement, and powers of attorney. The shareholders shall not transfer or assign the equity interests, the rights and obligations in the equity pledge agreement or create or permit t
o create any pledges which may have an adverse effect on the rights or benefits of Huya Technology without Huya Technology’s written consent. If Guangzhou Huya and/or its shareholders breach their contractual obligations under those agreements, Huya Technology, as pledgee, will be entitled to sell the pledged equity interests.

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

The following table sets forth the financial data for the VIEs on an aggregated basis. For purposes of this presentation, activity within and between the VIEs have been eliminated, but transactions with other entities within the Consolidated Group have been included without elimination. Presentation of the comparative data for 2020 and 2021 have been expanded to conform to the current year presentation.
Selected Condensed Consolidated Balance Sheets Data for the VIEs

	As of December 31,
	2021	2022
	RMB	RMB

Assets
Cash and cash equivalents	474,143	14,259
Restricted cash	45,412	4,050
Short-term deposits	—	490,000
Accounts receivable, net	64,301	55,305
Prepayments and other current assets	216,740	219,716
Amounts due from related parties	129,364	45,127
Amounts due from Group companies (1)	1,379,170	1,098,883
Investments	449,684	724,110
Intangible assets, net	80,010	54,660
Right of use assets	1,701	791
Other assets	14,258	12,075

Total assets	2,854,783	2,718,976

Deferred revenue and advances from customers	563,259	502,682
Accrued liabilities and other current liabilities	500,530	504,218
Amount due to related parties	101,247	48,277
Other liabilities	12,355	26,424

Total liabilities	1,177,391	1,081,601

Total shareholders’ equity	1,677,392	1,637,375

These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.	Organization and principal activities (continued)

(d)	Variable interest entities (continued)

Selected Condensed Consolidated Statements of Operation Data for the VIEs

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Third-party revenues	10,738,074	10,897,479	8,937,121
Total cost and expenses (2)	(10,477,605)	(10,789,307)	(9,161,422)
Others, net	82,469	195,202	55,551

Income (loss) before income tax expenses	342,938	303,374	(168,750)
Income tax expenses	(76,394)	(50,374)	(6,801)
Share of loss from equity method investments	(817)	(37)	(520)

Net income (loss)	265,727	252,963	(176,071)

Selected Condensed Consolidated Cash Flows Data for the VIEs

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Net cash provided by operating activities (3)	230,204	1,176,397	379,397

Loans and advances to Group companies	(1,300,825)	(911,916)	(160,406)
Other investing activities	1,083,634	(197,261)	(720,237)

Net cash used in investing activities	(217,191)	(1,109,177)	(880,643)

Net cash used in financing activities	—	—	—

Note:

(1)
Inter-company service fees for technology support, business support and consulting fees (collectively defined as “VIE service fees”) are charged pursuant to the exclusive business cooperation agreement. As of December 31, 2020, 2021, and 2022, the outstanding balance of amounts due from Group companies were inter-company advances. There were no outstanding balances for VIE service fees charged to the VIEs.

(2)
For the years ended December 31, 2020, 2021 and 2022, VIE service fees were charged by the
WFOE and other subsidiaries to the VIEs amounting to RMB7,543 million, RMB8,664 million and RMB6,863 million, respectively, which were settled as occurred.

(3)
For the years ended December 31, 2020, 2021 and 2022, cash paid by the VIEs to the WFOE and other subsidiaries for VIE service fees were RMB7,543 million, RMB8,664 million and RMB6,433.2 million,
respectively. In 2022, RMB415.1 million of the VIE service fees were not settled by cash, but netting against the intercompany receivables from the primary beneficiary of VIE
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
The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, related disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Actual results could differ materially from such estimates. The Company believes that the assessment of whether the Group acts as a principal or an agent in different revenue streams, the determination of estimated selling prices of multiple element revenue contracts, the valuation allowance for deferred tax assets and income tax, subsequent adjustment due to significant observable price change for the equity investments without readily determinable fair values and not accounted for by the equity method, impairment assessment of investments in equity securities without readily determinable fair value, fair value determination for available-for-
sale debt
investments and allowances for credit losses, represent
significant
accounting policies that reflect significant judgments and estimates used in the preparation of its consolidated financial statements.
Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d)	Foreign currency translation
The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Hong Kong, Cayman Islands and Singapore is United States dollar (“US$”), while the functional currency of the Group’s entities in PRC is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive (loss) income in the statement of comprehensive income.
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
Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 =RMB6.8972 on December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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
Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is included in the total cash, cash equivalents, and restricted cash in the consolidated statements of cash flows. The Group’s restricted cash is substantially cash balance on deposit required by its commercial banks, the court, and government department.

(h)	Short-term deposits and long-term deposits
Short-term deposits represent time deposits placed with banks with original maturities of more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statement of comprehensive income during the years presented.
Long-term deposits of the Group represent time deposits placed with banks with original maturities of

more than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income during the periods presented. As of December 31, 2021 and 2022, substantially all of the Group’s long-term deposits amounting to nil and RMB1,072,548, respectively, had been placed in the PRC and overseas financial institutions.

(i)	Short-term investments
For investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in fair values are reflected in the consolidated statements of comprehensive income.

(j)	Receivables
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
The Group’s accounts receivable
,
 other receivables
, amounts
due from related parties, prepayments and other current assets are within the scope of ASC Topic 326. Accounts receivable consist primarily of receivables from third-party payment platforms and advertising customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(j)	Receivables (continued)

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
There have been no
significant impact of changes in the assumptions since adoption.

(k)	Investments
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
The Group assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary. The Group evaluates its equity method investment for impairment under ASC
323-10.
An impairment loss on the equity method investment is recognized in the consolidated statement of comprehensive income when the decline in value is determined to be other-than-temporary. The Group recognized impairment losses of RMB414 for the year ended December 31, 2022. There were no impairment losses recognized for the years ended December 31, 2020 and 2021.
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
For equity investments without readily determinable fair value for which the Group has elected to apply the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date, applying judgment in considering various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss of investments equal to the difference between the carrying value and fair value. The Group recognized impairment losses of RMB55,201 for the year ended December 31, 2022. There were no impairment losses recognized for the years ended December 31, 2020 and 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(k)	Investments (continued)

Available-for-sale
Debt Investments
The Group has classified its investment in debt securities, other than those the held to maturity debt securities, as available-for-sale
securities. The Group recorded
available-for-sale
debt investments at estimated fair values with the aggregate unrealized gains and losses, net of tax, being reflected in “accumulated other comprehensive (loss) income” in the consolidated balance sheets. If the amortized cost basis of an available-for-sale
investment exceeds its fair value and if the Group has the intention to sell the investment or it is more likely than not that the Group will be required to sell the investment before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of comprehensive income. If the Group does not have the intention to sell the investment and it is not more likely than not that the Group will be required to sell the investment before recovery of the amortized cost basis and the Group determines that the decline in fair value below the amortized cost basis of an available-for-sale
investment is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance for credit losses along with the operating expense in the consolidated statements of comprehensive income. The allowance is measured as the amount by which the debt investment’s amortized cost basis exceeds the Group’s best estimate of the present value of cash flows expected to be collected. The Group monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

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

	Estimated useful lives	Residual rate
Servers, computers and equipment	3-4 years	0%
Leasehold improvements	Shorter of lease term or the estimated useful lives of the assets	0%
Office furnitures and others	3-5 years	0%-5%
The Company also has certain construction in progress which represents a building under construction, which is stated at actual construction cost less any impairment loss. Construction in progress is transferred to the respective category of property and equipment when completed and ready for its intended use.
Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of comprehensive income.

(m)	Intangible assets
Intangible assets mainly consist of copyrights of video content, license, software, domain names and trademark. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. As of December 31, 2021 and 2022, there are no indefinite lived intangibles.
Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Estimated useful lives
Copyrights of video content	1 – 4 years
License	15 years
Software	1 – 10 years
Domain names	15 years
Trademarks	5 years

(n)	Impairment of long-lived assets
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
Any
impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.
No impairment of long-lived assets was recognized for the years ended December 31, 2020, 2021 and 2022.

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
Revenues are recognized when control of the promised virtual items or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those virtual items or services. The following table disaggregates the Group’s revenue by major type for the years ended December 31, 2020, 2021 and 2022:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Live streaming	10,311,624	10,186,204	8,195,907
Other revenues (i)	602,750	1,165,242	1,024,555

Total	10,914,374	11,351,446	9,220,462

(i)	Other revenues mainly include advertising, sub-licensing and online games revenues.
Revenue recognition and significant judgments

(i)	Live streaming
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

The Group designs, creates and offers various virtual items for sales to users with pre-determined
standalone selling price. Sales proceeds are recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use, while time-based items could be used for a fixed period of time. Users can purchase and present consumable items to broadcasters to show support for their favorite broadcasters, or purchase time-based virtual items for one or multiple months at a monthly fee, which provide users with recognized status, such as priority speaking rights or special user symbols over a period of time. Revenue related to each consumable item is recognized
as single performance obligation at the point in time when the virtual item is transferred directly to the users and consumed by them, while revenue related to time-based virtual items provided on a subscription basis is recognized ratably over the contract period. The Group does not have any

further performance obligations to the user after the virtual items are consume
d
 or after the stated contract period of time for time-based items.
The Group may also enter into contracts that can include various combinations of virtual items, which are generally capable of being distinct and accounted for as separate performance obligations, such as Huya Noble Member Program. Determining whether those virtual items are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The contract of Huya Noble Member Program, which is normally purchased on a monthly basis, includes three major virtual items, a) the noble member status, b) the virtual currency coupons, and c) the right of subsequent renewal at a discounted price, which are considered distinct and accounted for separately under ASC 606. A noble member status itself cannot be purchased on a standalone basis, and it is used for one month but the users can simultaneously purchase multiple months of the package (with effective period of noble member status limited to a maximum of 24 months from date of purchase) at any point in time. The virtual currency coupons, which have the same purchase power as the Group’s virtual currency but with expiry dates, is valid to purchase virtual items for a fixed period. Judgment is required to determine standalone selling price for each distinct performance obligation. The Group allocates the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. For instances where standalone selling price is not directly observable as the Group does not sell the virtual item separately, such as the noble member status and the virtual currency coupons, the Group determines the standalone selling price based on pricing strategies, market factors and strategic objectives. In respect of the right of subsequent renewal at a discounted price, the Group estimates individual user’s times of renewal based on historical data of users’ spending pattern and average times of renewal. The Group recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For revenue allocated to noble member status, it’s generally recognized ratably over the contract period as users simultaneously consume and receive a series of services, virtual items and virtual rights. For revenue related to virtual currency coupons provided on a consumption basis, virtual currency coupons used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed above unless otherwise stated. Although the virtual currency coupons have expiry dates, the Group considers the impact of the breakage amount for virtual currency coupons is insignificant as historical data shows that virtual currency coupons are consumed shortly after they are released to users and the forfeiture rate remains relatively low for the periods reported, therefore, the Group does not expect to be entitled to a breakage amount for the virtual currency coupons. For the right of subsequent renewal at a discounted price, upon each time a subsequent renewal is purchased, the cash received is recorded as deferred revenue and allocated proportionally to the noble member status and virtual currency coupons based on their relative standalone selling price and revenue is then recognized following the revenue recognition method of noble member status and virtual currency coupons as described above.

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
to the other platforms.
Revenues from barter transactions were recognized during the year ended December 31, 2021 and 2022, in which the e-sports contents are sub-licensed
to other live streaming platforms. Barter transactions in which e-sports contents are received in exchange for other e-sports contents are recorded based on the fair values of the e-sports contents received under ASC 606.

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

Contract balances
The Group collects accounts receivable from various online payment platforms, advertising customers, distribution platforms and livestreaming platforms. Prior to January 1, 2020, The Group record ed
 the allowance for specifically identified
non-recoverable
amounts.
The Group determined the allowance based on known troubled accounts, historical experience, and other currently available evidence. Starting from January
 1, 2020, the group adopted ASC Topic 326

using a modified retrospective approach with a cumulative-effect increase of approximately RMB
3,067 recorded
.
The expected credit loss provision for accounts reflects the Group’s best estimate of its expected credit loss in the accounts receivable balance. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The activity in the loss allowance for the year ended December
31, 2022
presented is disclosed and detailed in Note 7, Note 8 and Note
22.
Contract liabilities primarily consist of deferred revenue for unconsumed virtual items and unamortized revenue from virtual items in the Group’s platforms, where there is still an obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.
During the years ended December 31, 2020, 2021 and 2022, the Group recognized revenue amounting to RMB845,966, RMB485,878 and RMB459,509
, respectively, that had been included in the corresponding contract liability balance at the beginning of the years.
As of December 31, 2022, the aggregate amount of the transaction price allocated to the remaining performance obligation was RMB518,974 , the Company expects to recognize the remaining performance obligation as revenue as follows. However, the amount and timing of revenue recognition is largely driven by customer usage, which can extend beyond the original contractual term.

	2023	2024 and after	Total
	RMB	RMB	RMB
Revenue expected to be recognized	445,620	73,354	518,974

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(p)	Cost of revenues
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
The Company recognizes software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Company had not capitalized any costs related to internal use software during the years ended December 31, 2020, 2021 and 2022.

(r)	Sales and marketing expenses
Sales and marketing expenses primarily consist of (i) advertising and market promotion expenses, (ii) salaries and welfare for sales and marketing personnel, and (iii) share-based compensation for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB449,042, RMB655,957 and RMB412,529 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

(t)	Employee social security and welfare benefits
Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statement of comprehensive income amounted to RMB116,292, RMB187,200 and RMB181,628 for the years ended December 31, 2020, 2021 and 2022, respectively. During the year ended December 31, 2022, a headcount reduction initiative related to the Group’s business optimization plans resulted in a one time employee severance program with a corresponding recorded provision of RMB
53,595
. The charge is primarily reported within research and development expenses in the accompanying statement of comprehensive income.

(u)	Share-based compensation
Share-based compensation expense arises from share-based awards, including share options for the purchase of Huya’s ordinary shares and Huya’s restricted share units, granted by the Group to its management, key employees and non-employees
.

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

Huya’s restricted share units
Share-based awards with service conditions only are measured at the grant date fair value of the awards and recognized as expenses using the graded-vesting method, net of estimated forfeitures, over the requisite service period. Fair value of restricted share units (“RSUs”) is determined with reference to the fair value of the underlying shares. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, the Company may need to revise those estimates used in subsequent periods.

(v)	Leases
In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update
No. 2016-02
(Topic 842) “Leases”. Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, “Leases”.

The Company has adopted the new standard, effective January 1, 2019, which requires lessees to recognize assets and liabilities on the balance sheet for most leases and to
provide enhanced disclosures.
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
Lease liabilities are recognized at the present value of the fixed lease payments using a discount rate based on similarly secured borrowings available to us. Lease assets are recognized based on the initial present value of the fixed lease payments plus any direct costs from executing the leases or lease prepayments reclassified from “Prepayments and other current assets” upon lease commencement. Operating lease expense are recognized on a straight-line basis as cost of sales, sales and marketing expenses, general and administrative expenses and research and development expenses over the term of the lease.

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
or
when all conditions attached to the grants are fulfilled.

(x)	Income taxes
Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in statement of comprehensive income in the period enacted
. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.
Uncertain tax positions
The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Group did no
t recognize any interest and penalties associated with uncertain tax positions for the years ended December
31
,
2020
,
2021
and
2022
. As of December
31
,
2021
and
2022
, the Group did
no
t have any significant unrecognized uncertain tax positions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(y)	Statutory reserves
The Group’s PRC entities are required to make appropriations to certain non-distributable
reserve funds.
In accordance with the laws applicable to China’s Foreign Investment Enterprises, the Group’s subsidiaries registered as WFOEs have to make appropriations from its after-tax
profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to reserve funds including
a
general reserve fund, and
a
staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax
profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the company. Appropriation to the staff bonus and welfare fund is at the company’s discretion.
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
During the years ended December 31, 2020, 2021 and 2022, appropriations to the
general reserve and statutory surplus fund
s
amounted to RMB57,750, nil and nil, respectively.

(z)	Related parties
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

(aa)	Dividends
Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2020, 2021 and 2022. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(bb)	Income (loss) per share
Basic income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options and the vesting of restrict share units using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted income (loss) per share calculation when inclusion of such share would be anti-dilutive.

(cc)	Segment reporting
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

(dd)	Newly adopted accounting standard updates
In March 2020, the FASB issued ASU
No. 2020-04,
Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The amendments in this update provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met.
The
Company adopted this update in the first quarter of 2022 and the adoption did not have a material impact
to
the
Company’s
consolidated financial statements.
In May 2021, the FASB issued ASU
No. 2021-04,
Earnings Per Share (Topic 260), Debt— Modifications and Extinguishments (Subtopic
470-50),
Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic
815-40),
which clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The ASU is effective for public in fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for all entities, including adoption in an interim period. The Company adopted this guidance prospectively and the adoption of this guidance did not have a material impact on the financial position, results of operations and cash flows.
In November 2021, the FASB issued ASU
No.2021-10,
Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The Company adopted this guidance prospectively and the adoption of this guidance did not have impact on the financial position, results of operations and cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)

(ee)	Recently issued accounting pronouncements
In August 2020, the FASB issued ASU
No. 2020-06,
Debt—Debt with Conversion and Other Options (Subtopic
470-20)
and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic
815-40):
Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. The ASU is effective for public in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Group did not early adopt and is currently evaluating the impact of adopting this ASU on its consolidated financial statements.
In June 2022, the FASB issued ASU
2022-03,
“Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. The ASU is effective for annual periods beginning after December 15, 2023. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

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
The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term deposits, short-term investment, long-term deposits and accounts receivable.
As of December 31, 2021 and 2022, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term deposits, short-term investment and long-term deposits were placed with the PRC financial institutions and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or international banks with high credit quality. The Group had not experienced any losses on its deposits of cash and cash equivalents and term deposits for the years ended December 31, 2020, 2021 and 2022 and believes that its credit risk to be minimal. Accounts receivable is typically unsecured and is primarily derived from revenue earned from third-party payment platforms, advertising services, third-party distribution platforms and third-party livestreaming platforms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

4.	Cash and cash equivalents
Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, and all highly liquid investments with maturities of three months or less. Cash and cash equivalents balance as of December 31, 2021 and 2022 primarily consist of the following currencies:

	December 31, 2021		December 31, 2022
	Amount	RMB equivalent	Amount	RMB equivalent
RMB	1,341,236	1,341,236	246,786	246,786
US$	66,204	422,096	52,287	364,158
SGD	5,642	26,617	8,426	43,671
Others (i)	N/A	835	N/A	626

Total		1,790,784		655,241

(i)	As of December 31, 2021 and 2022, the other currencies consist of Hong Kong Dollar and Brazilian Real.

5.	Restricted cash
The Group’s restricted cash represents substantially cash balances on deposit required by its commercial banks, the court, and the government. As of December 31, 2021 and 2022, the Group’s restricted cash balances were RMB55,670 and RMB4,050, respectively.
As of December 31, 2021 and 2022, among the Group’s restricted cash, RMB52,910 and nil had been restricted by the government as part of their ongoing investigations on certain third parties’ activities. The restrictions have been

removed
as
the investigations
were
closed
 in 2022
.

6.	Short-term deposits
Short-term deposits represent time deposits placed with banks with original maturities more than three months but less than one year. Short-term deposits balance as of December 31, 2021 and 2022 primarily consist of the following currencies:

	December 31, 202 1		December 31, 202 2
	Amount	RMB equivalent	Amount	RMB equivalent
RMB	2,460,000	2,460,000	3,676,450	3,676,450
US$	924,125	5,891,945	767,000	5,341,848

Total		8,351,945		9,018,298

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

7.	Accounts receivable, net

	December 31,
	2021	2022
	RMB	RMB
Accounts receivable, gross	90,330	78,201
Less: expected credit loss provision	(2,296)	(2,303)

Accounts receivable, net	88,034	75,898

The following table sets out movements of the expected credit loss provision for the years ended December 31, 2020, 2021 and 2022:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Beginning balance prior to ASC 326	(922)	—	—
Impact of adoption to ASC 326	(3,122)	—	—
Balance at beginning of the year	(4,044)	(4,449)	(2,296)

Current year provision	(1,907)	(715)	(993)
Current year reversal	1,502	2,868	986

Balance at end of the year	(4,449)	(2,296)	(2,303)

8.	Prepayments and other current assets, net

	December 31,
	2021	2022
	RMB	RMB
Input value-added tax to be deducted	184,061	258,650
Interest receivable	129,989	174,333
Prepayments to vendors and content providers	196,466	154,207
Prepayments to third-party payment platform	8,710	12,522
Loan to a third party	12,850	12,247
Receivables from the exercise of vested share options and individual income tax paid on behalf of employees related to share-based awards	45,217	7,885
Prepayment of income tax	78,101	6,001
Others	9,574	11,380
Less: expected credit loss provision	(23)	—

Total	664,945	637,225

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

9.	Investments

	December 31,
	2021	2022
	RMB	RMB
Equity investments without readily determinable fair values (i)	450,937	522,139
Debt investments (ii)	157,160	384,076
Equity method investments	520	—

	608,617	906,215

(i)
Equity investments without readily determinable fair values include investment in equity securities of private investee companies over which the Group has neither significant influence nor control through investments in common stock or in-substance
common stock.

In 2021 and 2022, the Group acquired equity interests in a number of privately-held investee companies at with a total consideration of RMB126,958 and RMB118,801 respectively.
The Group used
the
measurement alternative for recording equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes. Based on ASU
2016-01,
entities that elect the measurement alternative will report changes in the carrying value of the equity investments in current earnings. If the
measurement alternative is used, changes in the carrying value of the equity investment will be recognized whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer, and impairment charges will be recorded when any impairment indicators are noted and the fair value is lower than the carrying value.
The Group, with the assistance of an independent valu
ation expert
, assessed the fair value of certain investments as of the balance sheet date and recognized RMB55,201 (2021: RMB nil
) in impairment charges for investments without readily determinable fair value for the year ended December 31, 2022. The Group’s impairment assessments were triggered as a result of the poor financial performance of certain investees. In the circumstances and as part of management’s assessments, the Group, used unobservable Level 3 inputs including (i) a selection of price-to-sales multiples of comparable companies and multiples, (ii) probability of the different scenarios assumed under the equity allocation model and (iii) a discount for lack of marketability, and with reference to comparable recent transactions (if available) determined, respective fair values for the investees were lower than the related carrying values. Accordingly, the Group recorded a RMB
55,201
 impairment charge for the year ended December 31, 2022, reflecting the aggregate carrying value of the investees in excess of the fair value total.

(ii)
In 2021, the Group made an investment in debt securities (i.e. certain preferred shares) of a privately-held investee company at a total cash consideration of RMB157,160 (“Debt Investment”). In 2022, the Group additionally made investments of RMB125,743 in this same investee. Given that the preferred stock will become redeemable simply by the passage of time and the intention of the Group is to hold and consider a future disposal, the investment is accounted for as an available-for-sale debt investment (see Note 2(k)), wherein the investment is carried at fair value with realized or unrealized gains or losses recorded in accumulative other comprehensive (loss) income. For the years ended December 31, 2021 and 2022, the unrealized securities holding gain, net of tax of nil and RMB85,997, was reported in other comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

10.	Property and equipment, net
Property and equipment consist of the following:

	December 31,
	2021	2022
	RMB	RMB
Gross carrying amount
Servers, computers and equipment	204,082	271,692
Construction in progress	5,617	97,786
Leasehold improvements	34,653	32,913
Others	13,594	13,700

Total	257,946	416,091

Less: accumulated depreciation	(178,335)	(215,198)

Property and equipment, net	79,611	200,893

Depreciation expense for the years ended December 31, 2020
, 2
021 and 2022 were RMB58,440, RMB49,875 and RMB43,413, respectively.

11.	Intangible assets, net
The following table summarizes the Group’s intangible assets:

	December 31,
	2021	2022
	RMB	RMB
Gross carrying amount
Copyrights of video contents	133,865	136,130
License	32,000	32,000
Software	21,498	31,246
Domain names	5,283	5,283
Trademarks	1,132	1,132

Total	193,778	205,791

Less: accumulated amortization
Copyrights of video contents	(82,312)	(110,182)
License	(7,822)	(9,956)
Software	(16,125)	(23,911)
Domain names	(2,445)	(2,800)
Trademarks	(1,132)	(1,132)

Total accumulated amortization	(109,836)	(147,981)

Intangible assets, net	83,942	57,810

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

11.	Intangible assets, net (continued)

Amortization expense for the years ended December 31, 2020, 2021 and 2022 were RMB44,362, RMB39,239 and RMB37,968, respectively.
As of December 31, 2022, intangible assets amortization expense for future years is expected to be as follows:

Year ended December 31,	Amortization expense of intangible assets
RMB
2023	24,097
2024	8,748
2025	2,825
2026	2,748
2027	2,724
The weighted average amortization periods of intangible assets as of December 31, 2021 and 2022 are as below:

December 31,
	2021	2022
Copyrights of video contents	3 years	3 years
License	15 years	15 years
Software	4 years	2 years
Domain names	15 years	15 years
Trademarks	5 years	5 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

13.	Prepayments and other non-current assets

	December 31,
	2021	2022
	RMB	RMB
Prepayments to vendors and content providers	139,968	84,241
Interest receivables	—	10,532
Refundable lease deposits	8,519	7,788
Others	2,400	8,313

Total	150,887	110,874

14.	Advances from customers and deferred revenue

	December 31,
	2021	2022
	RMB	RMB
Deferred revenue, current	438,309	421,062
Advances from customers	21,200	24,558

Total current advances from customers and deferred revenue	459,509	445,620

Deferred revenue, non-current	118,975	73,354

Total non-current deferred revenue	118,975	73,354

15.	Accrued liabilities and other current liabilities

	December 31,
	2021	2022
	RMB	RMB
Revenue sharing fees	1,051,354	928,756
Salaries and welfare	231,465	156,152
License fees and content cost	52,624	122,033
Bandwidth costs	136,444	120,849
Marketing and promotion expenses	175,357	110,159
Deposits from content providers, suppliers and advertising customers	41,941	35,967
Other taxes payable	59,054	24,154
Others	97,213	94,385

Total	1,845,452	1,592,455

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

16.	Cost of revenues

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenue sharing fees and content costs	7,086,832	8,374,555	7,535,690
Bandwidth costs	879,172	713,672	537,243
Salaries and welfare	306,805	322,604	287,687
Payment handling costs	154,538	151,913	100,367
Share-based compensation	64,942	56,629	31,955
Others	154,019	131,787	116,652

Total	8,646,308	9,751,160	8,609,594

17.	Other income
Other income is primarily comprised of gains recognized for government grants which represent cash subsidies received from the PRC government. For the years ended December 31,
2020,
2021 and 2022, the Company recognized government grants as other income amounting
to
RMB173,382,
RMB191,723 and RMB148,467
, respectively.

18.	Taxation

(a)	PRC value-added tax and related surcharges
The Group is subject to value-added tax (“VAT”) and related surcharges on the revenues earned for services provided in the PRC. Net revenues are presented after netting off the VAT. The primary applicable rate of VAT is 6% for the years ended December 31, 2020, 2021 and 2022. All entities in PRC are also subject to surcharges on value-added tax payments in accordance with PRC law.

(b)	Income taxes

(i)	Cayman Islands
Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)	Hong Kong
Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any withholding tax in Hong Kong. For the years ended December 31, 2020, 2021 and 2022, the first HK$2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

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
Qualified software enterprises (“Software Enterprise”) are exempt from EIT for two years, followed by a 50% reduction in the applicable tax rates for the next three years, commencing from the first profit making year. An entity that qualifies as a “Key National Software Enterprise” (a “KNSE”) is entitled to a further reduced preferential income tax rate of 10%. Entities must perform a self-assessment each year to ensure they meet the criteria for qualification, pursuant to SAT Public Notice 2018 No.23 (“Circular 23”). If a KNSE fails to meet the criteria for qualification as a KNSE in any year, the entity cannot enjoy the 10% preferential tax rate in that year. The KNSE status is subject to review by the relevant authorities every year and the timing of the annual review and notification by the relevant authorities may vary from year to year.
An entity registered in Hainan Free Trade Port (“FTP”) and operating substantially that qualifies as an “Encouraged Industrial Enterprises” (an “EIE”) is entitled to a preferential income tax rate of 15
% for five years since January 1, 2020. Entities must perform a self-assessment each year to ensure they meet the criteria for qualification, pursuant to SAT Public Notice 2020 No.31 (“Circular 31”). According to Hainan Provincial Tax Bureau Public Notice 2021 No.1 (“Circular 1”), enterprises set up in Hainan FTP without any branches outside shall have substantive operations in Hainan FTP, which means that such enterprises shall maintain actual business operation, human resources, finance management as well as assets solely in Hainan FTP in order to enjoy the preferential tax rate. If an EIE fails to meet the criteria for qualification as an EIE or requirement of substantive VIE operations in any year, the enterprise cannot enjoy the
15% preferential tax rate in that year and must instead use the regular 25% EIT rate.
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
Huya Technology was also granted the Software Enterprise status and was thereby entitled to an income tax exemption for two years beginning from its first profitable taxation year of 2017, and a 50% reduction for the subsequent three consecutive years starting from the taxation year of 2019. Accordingly, Huya Technology was entitled to an EIT rate of 12.5% (50% reduction in the standard statutory rate) during the taxation years of 2019, 2020 and 2021. Huya Technology is qualified as an HNTE and enjoyed the preferential tax rate of 15
% from 2022 to 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.	Taxation (continued)

(b)	Income taxes (continued)

(iv)	PRC (continued)

•
Guangzhou Huya applied for the HNTE qualification and obtained approval in November 2018 and it is entitled to enjoy the preferential tax rate of 15% as an HNTE for three years starting from 2018. In 2021, Guangzhou Huya obtained renewal for HNTE qualification for next three years and would

apply for HNTE qualification in 2024.

•	Hainan Huya was qualified as an EIE in Hainan free trade port, and enjoyed the preferential tax rate of 15% for five years starting from 2020.

•	Most of the remaining PRC subsidiaries and VIEs were subject to 25% EIT for the years presented .
According to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”), the additional tax deduction amount for qualified research and development expenses was increased from 50% to 75%, effective from 2018.
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
Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2021 and 2022 are approximately RMB3,214,868 and RMB2,858,529, respectively. The undistributed earnings and reserves of the Group entities located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability on 10% WHT of aggregate undistributed earnings and reserves of the Company’s entities located in the PRC had been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.	Taxation (continued)

(b)	Income taxes (continued)

Composition of income tax expenses
Income (loss) before income tax expenses for the years ended December 31, 2020, 2021 and 2022 were taxed within the following jurisdictions:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
PRC entities	994,163	360,160	(492,143)
Non-PRC entities	38,365	(100,641)	33,878

Total	1,032,528	259,519	(458,265)

The current and deferred portion of income tax expenses included in the consolidated statements of comprehensive income for the years ended December 31, 2020, 2021 and 2022 are as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Income tax expenses applicable to China operations
Current income tax expenses	142,710	16,046	—
Deferred income tax expenses	18,818	28,119	19,987

Subtotal income tax expenses applicable to China operations	161,528	44,165	19,987

Income tax expenses applicable to Non-PRC operations
Current income tax expenses	15,466	7,056	6,864
Deferred income tax expenses	(210)	4,006	1,020

Subtotal income tax expenses applicable to Non-PRC operations	15,256	11,062	7,884

Total income tax expenses	176,784	55,227	27,871

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.	Taxation (continued)

(b)	Income taxes (continued)

Composition of income tax expenses (benefits) (continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate
The reconciliation between the statutory income tax rate and the effective tax rate is as follows:

	For the year ended December 31,
	2020	2021	2022
PRC Statutory income tax rate	25.0%	25.0%	25.0%
Effect of tax holiday and preferential tax benefits	(12.3)%	(15.6)%	(9.6)%
Effect of varying tax rates available in different jurisdictions (i)	(1.6)%	(0.7)%	3.4%
Permanent differences (ii)	6.1%	19.0%	(5.9)%
Change in valuation allowance	4.8%	10.7%	(31.3)%
Effect of Super Deduction available to the Group	(4.9)%	(17.1)%	12.3%
Effective income tax rate	17.1%	21.3%	(6.1)%
Effect of tax holidays inside the PRC on basic earnings per share/ADS (RMB)	(0.56)	(0.11)	0.28

(i)
For the years ended December 31, 2020, 2021 and 2022, the effect of varying tax rates in different jurisdictions is mainly driven by the interest income derived from short-term deposits and long-term deposits which are subject to an income tax rate of 0% under the tax laws of Cayman Islands, partially offset by the losses arising from overseas business which is subject to an income tax rate of 17% under the tax laws of Singapore.

(ii)	Permanent differences mainly arise from expenses not deductible for tax purposes including primarily share-based compensation costs and expenses incurred by subsidiaries and VIEs.
Deferred tax assets and liabilities
Deferred taxes are measured using the enacted tax rates for the years in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2021 and 2022 are as follows:

	December 31,
	2021	2022
	RMB	RMB
Deferred tax assets
Tax loss carried forward	181,860	295,414
Impairment loss of investments	—	7,271
Unrealized profit arising from elimination of inter-company transactions	5,420	5,424
Deferred revenue	2,435	2,408
Others	1,766	4,379

	191,481	314,896

Less: Valuation allowance (i)	(171,236)	(314,896)

Total deferred tax assets	20,245	—

Deferred tax liabilities
Unrealized gains on investments	(4,597)	(20,533)

Total deferred tax liabilities	(4,597)	(20,533)

Net deferred tax assets (liabilities)	15,648	(20,533)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.	Taxation (continued)

(b)	Income taxes (continued)

(i)
Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowances as of December 31, 2021 and 2022 were provided for net operating loss carry forwards, because such deferred tax assets are not more likely than not to be realized based on the Group’s estimate of the future taxable income to be derived by the subsidiaries. If events including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry forwards; and (iii) tax planning strategies occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Movement of valuation allowance

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of the year	94,637	143,431	171,236
Additions	61,069	42,252	145,176
Reversals/write-off	(12,275)	(14,447)	(1,516)

Balance at end of the year	143,431	171,236	314,896

Tax loss carry forwards
As of December 31, 2022, total tax losses carried forward of the Company’s subsidiaries and VIEs in the PRC amounted to RMB864,801, which were expected to expire if not utilized between
2023
and
2032
. The accumulated tax losses of
subsidiary
incorporated in Singapore of RMB892,447, subject to the agreement of the relevant tax authorities, is allowed to be carried forward to offset against future taxable profits. Such carried forward tax losses in Singapore have no time limit.
In accordance with Singapore Tax Administration Law, the Singapore tax authorities generally have up to four years to claw back underpaid tax if the year of assessment is 2008 onwards. Accordingly, tax filings of the Group’s Singapore subsidiary for tax years 2019 through 2022 remain subject to the review by the relevant Singapore tax authorities. There were no ongoing tax examinations as of December 31, 2022 by Singapore tax authorities.
In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax filings from 2018 through 2022 remain open to examination by the respective tax authorities.
Uncertain tax positions
The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

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
During the year ended December 31, 2022, 1,717,720 Class A ordinary shares were issued for the exercised share options and vested restricted share units. Besides, 690,000 Class B ordinary shares were converted to Class A ordinary shares.
As of December 31, 2022, 89,401,484 Class A ordinary shares and 150,386,517 Class B ordinary shares had been issued and outstanding, respectively.

20.	Share-based compensation
Compensation expense recognized for share-based awards granted by Huya was RMB408,208, RMB289,705 and RMB156,478 respectively during the years ended December 31, 2020, 2021 and 2022.
There was no capitalized share-based compensation expense for the years presented.
Huya 2017 Share Incentive Plan
On July 10, 2017, the Board of Directors of the Company approved the establishment of the Huya 2017 Share Incentive Plan for the purpose of providing incentives for employees contributing to the Group. The plan shall be valid and effective for 10 years from the establishment date. The maximum number of shares that may be issued pursuant to all awards under the plan shall be 17,647,058 shares. On March 31, 2018, the Board of Directors approved to increase the maximum number of shares, that may be issued, from 17,647,058 shares to 28,394,117 shares, including incentive share options and restricted share units.
Huya 2021 Share Incentive Plan
On June 10, 2021, the Board of Directors of the Company approved the establishment of the Huya 2021 Share Incentive Plan for the purpose of providing incentives for employees with outstanding performance to generate superior returns to the Group. The plan shall be valid and effective for 10 years from the establishment date. The maximum number of shares that may be issued pursuant to all awards under the plan shall be 3,530,111 shares, which shall be solely in the form of restricted share units.

On August 11, 2022, the Board of Directors of the Company approved the amendment and restatement in its previously adopted 2021 Share Incentive Plan. The maximum aggregate number of Class A ordinary shares of the Company available for grant of awards was increased from 3,530,111 under the original 2021 Share Incentive Plan to 8,018,111 under the Amended and Restated 2021 Share Incentive Plan. Other terms of the original 2021 Share Incentive Plan remain substantially the same.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

20.	Share-based compensation (continued)

(i) Options
Grant of options
During the years ended December 31, 2020, 2021 and 2022, no share option
s
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
Movements in the number of share options granted and their related weighted average exercise prices are as follows:

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (US$)
As of December 31, 2019	15,251,661	2.5458	7.84	234,939

Forfeited	(18,000)	2.5500
Exercised	(14,440,921)	2.5456

As of December 31, 2020	792,740	2.5500	6.61	13,778

Forfeited	—
Exercised	(533,425)	2.5500

As of December 31, 2021	259,315	2.5500	5.60	1,138

Forfeited	—
Exercised	(133,313)	2.5500
As of December 31, 2022	126,002	2.5500	4.60	176

Expected to vest at December 31, 2022	—

Exercisable as of December 31, 2022	126,002	2.5500	4.60	176

Prior to the completion of the IPO, the Company has used the binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions used were as follows:

	2018
Weighted average fair value per option granted	US$	5.2130
Weighted average exercise price	US$	2.47
Risk-free interest rate (1)		2.83%
Expected term (in year) (2)		10
Expected volatility (3)		55%
Dividend yield (4)		—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

20.	Share-based compensation (continued)

(i)	Options (continued)

(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the China Government Bond yield as at the valuation dates.

(2)	The expected term is the contract life of the option.

(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

(4)
The Company has no history or expectation of paying dividend on its ordinary shares. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected term of the option.

For the years ended December 31, 2020, 2021 and 2022, the Group recorded share-based compensation in general and administrative expenses of RMB191, nil and nil for the share options granted to non-employees.
For the years ended December 31, 2020, 2021 and 2022, the Group recorded share-based compensation of RMB75,699, nil and nil, using the graded-vesting attribution method, including accelerated compensation cost amounted to RMB1,869 due to that 262,503 share options were canceled during the year ended December 31, 2018 without concurrent grant of replacement awards, which is treated as a settlement for no consideration at the time of cancelation under ASC 718.
As of December 31, 2022, there was no unrecognized share-based compensation expense of options relating to Huya 2017 Share Incentive Plan.
(ii) Restricted share units
Grant of restricted share units
During the years ended December 31, 2020, 2021 and 2022, the Company granted 3,144,152, 3,550,617 and 5,084,817 restricted share units to employees respectively
.
Vesting of restricted share units
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

20.	Share-based compensation (continued)

(ii)	Restricted share units (continued)

The following table summarizes the activity of all restricted share units for the years ended December 31, 2020, 2021 and 2022:

	Number of restricted share units	Weighted average grant-date fair value (US$)

Outstanding, December 31, 2019	6,279,848	15.4350

Granted	3,144,152	18.6180
Forfeited	(603,929)	17.9943
Vested	(2,175,765)	13.6528

Outstanding, December 31, 2020	6,644,306	17.1506

Granted	3,550,617	13.9339
Forfeited	(806,435)	17.9309
Vested	(2,547,290)	16.6645

Outstanding, December 31, 2021	6,841,198	15.5702

Granted	5,084,817	3.1233
Forfeited	(1,731,659)	13.4427
Vested	(2,921,887)	14.4987
Outstanding, December 31, 2022	7,272,469	7.8046

Expected to vest at December 31, 2022	6,978,994	7.8593

For the years ended December 31, 2020, 2021 and 2022, the Company recorded share-based compensation of RMB332,509, RMB289,705 and RMB156,478 using the graded vesting attribution method.
As of December 31, 2022, total unrecognized compensation expense relating to the restricted share units was RMB146,013. The expense is expected to be recognized over a weighted average period of 0.78 year using the graded-vesting attribution method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

21.	Net income (loss) per share
Basic and diluted net income per share for the year ended December 31, 2020, 2021 and 2022 are calculated as follow:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net income (loss)	884,158	583,499	(486,656)

Numerator for basic and diluted net income (loss) per share	884,158	583,499	(486,656)

Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B ordinary shares outstanding	227,081,238	238,198,117	241,437,842
—Diluted effect of share options	8,076,339	497,861	—
—Diluted effect of restricted share units	3,474,036	3,094,467	—
Denominator for diluted calculation	238,631,613	241,790,445	241,437,842
Net income (loss) per ordinary share
—Basic	3.89	2.45	(2.02)
—Diluted	3.71	2.41	(2.02)
Net income (loss) per ADS*
—Basic	3.89	2.45	(2.02)
—Diluted	3.71	2.41	(2.02)

*	Each ADS represents one Class A ordinary share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

22.	Related party transactions
For the years ended December 31, 2020, 2021 and 2022, significant related party transactions were as follows:
Transactions with Tencent
On February 5, 2018, Tencent and the Company, through their respective PRC affiliated entities, entered into a business cooperation agreement, which became effective on March 8, 2018. Pursuant to the agreement, both parties agreed to establish a strategic cooperation relationship in various areas, including game publishing and operation, live game streaming contents provision and broadcaster management. This agreement has a term of three years, which will be automatically renewed of another three years until terminated.
Upon the completion of the issuance of Series
B-2
Preferred Shares on March 8, 2018, Tencent became a related party of the Company as its major shareholder. As detailed in Note 1(a), as of April 3, 2020, Tencent’s voting power in Huya was increased to over 50%, and Tencent became the parent company of the Company from then onwards.

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Content costs charged by Tencent (i)	127,224	485,988	539,451
Operation support services provided by Tencent	342,487	370,393	174,158
Advertising, sub-licensing and other revenues from Tencent	14,349	80,302	22,073
Disposal gain of an investment (ii)	—	360,589	—
Others	30,540	14,617	12,867

(i)
In April 2021, the Group entered into a related party transaction with a fellow subsidiary of Tencent to purchase an exclusive license for broadcasting League of Legends matches during the period from 2021 to 2025, with a total consideration of RMB2,013 million. In January 2023, the Group has entered into a supplemental agreement to the above-mentioned
agreement with Tencent to update the authorised right, licensed scope and total consideration (
N
ote 26).

(ii)
In 2018, the Group invested as one of the limited partners with significant influence in an investment fund (the “Fund”) which owns an equity interest in an online game company, which was accounted for as an equity investment. For the year ended December 31, 2021, the Group disposed of its interest (through sales to two separate parties) in the Fund with a disposal gain of RMB378,679 recognized, of which RMB360,589 was related to the transaction with an entity owned by Tencent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

22.	Related party transactions (continued)

Transactions with JOYY

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Purchase of services by JOYY on behalf of Huya	18,945	268	502
Operation support services provided by JOYY	4,187	2,543	351
Others	1,054	—	—
Transactions with entities over which Tencent and/or Huya have significant influence (“Tencent and Huya’s related parties”)
As detailed in Note 1(a), Tencent’s voting power in Huya has been over 50% since April 3, 2020. The entities over which Tencent has significant influence (“Tencent’s related parties”) also became related parties of the Company. The transactions with Tencent’s related parties prior to April 3, 2020 were not disclosed as related party transactions.

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Content costs and revenue sharing fees charged by Tencent and Huya’s related parties	85,361	102,311	100,627
Advertising, sub-licensing and other revenues from Tencent and Huya’s related parties	8,197	188,209	13,072
Others	34,044	21,013	18,213

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

22.	Related party transactions (continued)

As of December 31, 2021 and 2022, the amounts due from/to related parties are as follows:

	December 31,
	2021	2022
	RMB	RMB
Amounts due from related parties
Tencent	108,686	44,168
JOYY	27,817	195
Others	12,450	15,641
Less: expected credit loss provision	(393)	(302)

Total	148,560	59,702

Amounts due to related parties
Tencent	177,452	41,742
Others	38,676	40,072

Total	216,128	81,814

The following table presents the activity in the expected credit loss provision related to amounts due from related parties for the years ended December 31, 2021 and 2022:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Beginning balance prior to ASC 326	—	—	—
Impact of adoption to ASC 326	(203)	—	—

Balance at beginning of the year	(203)	(299)	(393)

Current year provision	(180)	(387)	(139)
Current year reversal	84	293	230

Balance at end of the year	(299)	(393)	(302)

The other receivables/payables from/to related parties are unsecured, interest-free and payable on demand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.	Fair value measurements
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
The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2021 and 2022:

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Cash equivalents (i)	401,291	—	—	401,291
Short-term investments (ii)	—	816,331	—	816,331
Available-for-sale debt investments (iii)	—	—	157,160	157,160

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Short-term investments (ii)	—	3,117	—	3,117
Available-for-sale debt investments (iii)	—	—	384,076	384,076

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.	Fair value measurements (continued)

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
9
, which were categorized as Level 3 in the fair value hierarchy. These investments were valued based on a model utilizing unobservable inputs requiring significant management judgment and estimation. The Company uses a combination of valuation methodologies, including income approaches based on the Company’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees, future cash flow forecasts, liquidity factors and multiples of a selection of comparable companies.

Management determined the fair value of Level 3 investments based on income approach using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for risk-free rate, weighted average cost of capital and probability in equity allocation.
Fair value measurement on
a non-recurring basis
The Group measures investments without readily determinable fair value on a nonrecurring basis when impairment charges and fair value change due to observable price change are recognized. An observable price change is usually resulting from new rounds of financing of the investees. The Group determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Group by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Group, the Group adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Group by using the back-solve method based on the equity allocation model with adoption of some key parameters such as risk-free rate and equity volatility or market approach by using the selection of comparable companies operating in similar businesses and etc. For the years ended December 31, 2020, 2021 and 2022, gain on fair value changes of investment of RMB2,160, RMB44,161 and RMB7,602 were recognized due to the observable price change of the investments without readily determinable fair value. These non-recurring fair value measurements use similar identifiable transaction prices as Level 2 of fair value measurements.
Certain privately held investments accounted for using the measurement alternative election were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering factors including, but not limited to, (i) adverse performance and cash flow forecasts of investees; (ii) adverse industry developments affecting investees; and (iii) adverse regulatory, social, economic or other developments affecting investees. For the year ended December 31, 2022 an impairment charge of RMB
55,201
 was recognized as an impairment loss, for these equity investments without readily determinable fair values. As of December 31, 2021 and 2022, the carrying value of these impaired investments measured at Level 3 inputs were RMB
137,341 and RMB82,140, respectively. The fair value of the privately held investments was measured based on significant inputs as detailed in Note 9.
Apart from the short-term investments, equity investment measured at fair value through earnings and derivatives, the Group’s other financial instruments principally consist of cash and cash equivalents, short-term deposits, long-term deposits, accounts receivable, other receivables, amounts due to/from related parties, accounts payable, certain accrued expenses. These financial instruments are recorded at cost which approximates fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

24.	Leases
The Company entered into operating lease agreements primarily for offices and land.
The following table summarizes the lease expense for the years ended December 31, 2020, 2021 and 2022:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Operating lease expense	32,781	40,001	44,754
Short-term lease expense	17,113	16,438	13,543

Total lease expense	49,894	56,439	58,297

Weighted-average remaining lease term (in years) – operating leases			1.5
Weighted-average discount rate – operating leases			4.8%
As of December 31, 2022, future minimum lease payments under non-cancellable
operating lease agreements for which the Group has recognized operating lease right-of-use
assets and liabilities were as follows:

For the year ending December 31,	Future minimum payments
RMB
2023	30,476
2024	6,603
2025	2,756

Total undiscounted cash flows	39,835

Less: imputed interest	(1,417)

Total	38,418

Supplemental cash flow information related to leases for the years ended December 31, 2020, 2021 and 2022 are as follows:

	For the year end December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cash paid for operating leases	33,028	43,024	38,035
Lease liabilities arising from obtaining right-of-use assets	21,024	26,077	13,567

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

25.	Commitments and contingencies

(a)	Operating commitments
As of December 31, 2022, future minimum payments under
non-cancelable
agreements consist of the following,

Operating commitments
RMB
2023	3,824
2024	533
2025	196

4,553

The commitments presented above mainly consist of property management fees, short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of-use
assets and lease liabilities.

(b)	Purchase obligations
In 2021, the Group signed a contract to purchase an exclusive license for broadcasting League of Legends matches from a fellow subsidiary of Tencent during the period from 2021 to 2025 at an aggregate purchase price of RMB2,013 million. In January 2023, as with
a
 supplemental agreement entered into by the Group, the aggregate purchase price is decreased to RMB450 million during the period from 2023 to 2025, as further detailed in Note 26.

(c)	Capital and other commitments
As of December 31, 2022, capital expenditures contracted for are analyzed as follows:

Capital commitments
RMB
Construction in progress	140,022
Investments	24,332

164,354

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

25.	Commitments and contingencies (continued)

(d)	Legal proceedings
As of December 31, 2021, the Group involved in a few cases related to unfair competition in live streaming broadcasters recruitment. In 2022, these cases were all withdrawn.

26.	Subsequent events
In April 2021, the Group entered into a related party transaction with a fellow subsidiary of Tencent to purchase an exclusive license for
League of Legends

e-sports
during the period from 2021 to 2025, with a total consideration of RMB2,013 million. In January 2023, the Group has entered into a supplemental agreement to the above mentioned agreement with Tencent, pursuant to which certain amendments were made with respect to the license thereunder for the years 2023 through 2025, including, among others: (1) the Group is granted non-exclusive,
instead of exclusive, live broadcasting rights and
on-demand
broadcasting rights under the
a
greement;

(2) the scope of authorized matches for broadcasting in China under the agreement is expanded, including adding League of Legends World Championship for 2023 to 2025 (S13-S15),
(3) the license fee under the license agreement is decreased to a total of RMB450 million from RMB1,260 million under the original agreement
for these three years, and (4) the Group does not have
sub-licensing
rights.
According to the amendments, the content cost of such e-sports matches for 2023 through 2025 are expected to decline significantly compared to that in 2022, due to the increased scope of license and the decrease in price. In addition, Huya no longer owns sub-licensing rights for such authorized e-sports matches and, there will be no sub-licensing revenue generated from these matches for 2023 through 2025 while over RMB
500 million sub-licensing revenue was recognized in 2022. As a result of the combined effect of these change in terms, the Group currently estimates a related increase of gross profit between RMB200 million to RMB300 million in 2023 as compared to that in 2022.

27.	Restricted net assets
Relevant PRC laws and regulations permit payments of dividends by the entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s entities in the PRC are required to annually appropriate
10%
of their net
after-tax
income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a
result of these and other restrictions under PRC laws and regulations, the Group’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to
RMB763,460
and
 RMB
763,960
as of December 31, 2021 and 2022. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company.
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
For the year ended December 31, 2022, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation
S-X
Rule
4-08
(e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed
25
% of the consolidated net assets of the Company as of December 31, 2022 and the condensed financial information of the Company are not required to be presented