Form 20-F
period 2023-12-31
HUYA Inc.
filed 2024-04-26
CIK 1728190

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Junhong Huang

Director, Acting Co-Chief Executive Officer and Senior Vice President

E-mail:ir@huya.com

Building A3,E-Park

280 Hanxi Road

Panyu District, Guangzhou 511446

People’s Republic of China

Telephone: +86 (20) 2290-7888

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

As of December 31, 2023, there were 233,083,369 ordinary shares outstanding, being the sum of 82,696,852 Class A ordinary shares and 150,386,517 Class B ordinary shares.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;
●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;
●	“the variable interest entity” or “the VIE” refers to Guangzhou Huya Information Technology Co., Ltd., or Guangzhou Huya;
●	“mobile MAUs” or “mobile monthly active users” for any period refers to the sum of users who accessed our platform; through our mobile apps at least once during such relevant period. The calculations of our mobile MAUs may not reflect the actual number of people who accessed our platform; for example, it is possible that some people may use more than one device, or some people may share one device, or some people may access our platform through multiple channels. Average mobile MAUs for any period is calculated by dividing (i) the sum of our mobile MAUs for each month during such relevant period, by (ii) the number of months during such relevant period;
●	“paying users” for any period refers to the sum of user accounts that purchased various products and services on our platform at least once during such relevant period. Beginning in the fourth quarter of 2023, the paying users also include the users who purchased game-related services, certain new business that we rolled out in the process of our strategic transformation. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platform;
●	“RMB” and “Renminbi” refer to the legal currency of mainland China;
●	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“Tencent” refers to Tencent Holdings Limited and its subsidiaries;
●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States; and
●	“we,” “us,” “our company,” “our” and “Huya” refer to HUYA Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include the variable interest entity and its subsidiaries in mainland China.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB7.0999 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 29, 2023.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “future,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the live streaming industry and the game industry in mainland China;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our ability to retain and increase the number of users, broadcasters, talent agencies and advertisers, and expand our product and service offerings;
●	competition in our industry;
●	general economic and business condition in mainland China and elsewhere;
●	our ability to monetize the user base;
●	laws, government policies, regulations, rules and guidelines relating to our industry; and
●	assumptions underlying or related to any of the foregoing.

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

PART I.

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE

HUYA Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIE. We conduct our operations primarily through our subsidiaries and the VIE in mainland China. Laws and regulations of mainland China restrict and impose conditions on foreign direct investment in companies that engage in internet and other related businesses, including the provision of internet content. Therefore, we operate such business in mainland China through the variable interest entity, Guangzhou Huya Information Technology Co., Ltd., or Guangzhou Huya, which we may refer to as “the VIE” and “the variable interest entity” in this annual report, and rely on contractual arrangements among Guangzhou Huya Technology Co., Ltd., or Huya Technology, our subsidiary in mainland China, the VIE and its nominee shareholders to control the business operations of the VIE. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Such structure enables investors to share economic interests in mainland China-based companies in sectors where foreign direct investment is prohibited or restricted under laws and regulations in mainland China. Revenues contributed by the VIE accounted for 96.0%, 96.5% and 95.6% of our total net revenues for the fiscal years 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company,” “our” and “Huya” refer to HUYA Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include the VIE and its subsidiaries in mainland China. Investors in our ADSs are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company and may never directly hold equity interest in the VIE in mainland China.

A series of contractual agreements, including an equity interest pledge agreement, an exclusive business cooperation agreement, a shareholder voting rights proxy agreement and an exclusive option agreement, have been entered into by and among Huya Technology, the VIE and its shareholders. As a result of the contractual arrangements, we are the primary beneficiary of the VIE and its subsidiaries for accounting purposes, and HUYA Inc. has consolidated the financial results of operations, assets, and liabilities of these companies in its consolidated financial statements under U.S. GAAP. Neither HUYA Inc. nor its investors has an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIE, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIE. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Guangzhou Huya.”

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

There are also uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIE is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the regulatory authorities of mainland China may exercise their discretion in accordance with the applicable laws and regulations in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the government of mainland China finds that the structure we have adopted for our business operations does not comply with laws and regulations of mainland China, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Investors may never directly hold equity interests in the VIE. If the government of mainland China finds that the agreements that establish the structure for operating our business do not comply with laws and regulations of mainland China, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our subsidiaries in mainland China, the VIE, and investors of our company face uncertainty about potential future actions by the government of mainland China that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. The regulatory authorities of mainland China could disallow the VIE structure, which would likely result in a material adverse change in our operations and cause the value of our ADSs to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “—D. Risk Factors—Risks Related to Our Corporate Structure.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA for the fiscal year ended December 31, 2022 and we do not expect to be so identified after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspection” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Other Risks Related to Our Mainland China Operations

We face various legal and operational risks and uncertainties associated with being based in or having the majority of our operations in mainland China and the complex and evolving laws and regulations of mainland China. For example, we face risks associated with recent statements and regulatory actions by mainland China’s government, such as those related to regulatory approvals on offerings conducted overseas by and foreign investment in mainland China-based issuers, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. Specifically, these statements and regulatory actions require us to complete filing procedures for any future offshore offering or listing with the China Securities Regulatory Commission, to fulfill certain obligations as required under the cybersecurity laws and regulations of mainland China if we are deemed to be a critical information infrastructure operator defined thereunder, and to comply with the anti-monopoly and competitions laws. For details of these regulatory requirements and relevant risks, see “Item 3. Key Information—Permissions Required from the PRC Authorities for our Operations” and “Item 4. Information on the Company—B. Business Overview—Government Regulations.” We face risks and uncertainties as to whether we could address these regulatory requirements in a proper and timely manner, or at all. These risks and uncertainties could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in mainland China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China.”

Significant authority of government of mainland China in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, mainland China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature, such as data security or anti-monopoly related regulations, may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The significant oversight and discretion of the government of mainland China over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, our subsidiaries in mainland China, the VIE and its subsidiaries have obtained the requisite licenses and permits from the government authorities of mainland China that are material for our business operations in mainland China, including, among others, a value-added telecommunications business operation license for information services via internet, or ICP License, a permit for internet audio-video program service, a radio and television program production and operating permit, a commercial performance license and an internet culture operation license for music products. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities of mainland China, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations may be materially and adversely affected.”

Under applicable laws of mainland China, we, our subsidiaries in mainland China and the VIE may be required to complete certain filing procedures with the China Securities Regulatory Commission in connection with future offering and listing in an overseas market, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. If we fail to complete such filing procedures for any future offshore offering or listing, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities, we may face sanctions by the China Securities Regulatory Commission or other regulatory authorities of mainland China, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. In addition, we are required to file a report to the China Securities Regulatory Commission after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. In connection with our previous issuance of securities to foreign investors, as of the date of this annual report, we, our subsidiaries in mainland China and the VIE (i) have not been required to obtain permissions from the China Securities Regulatory Commission, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, and (iii) have not been asked to obtain or were denied such permissions by any authority of mainland China. However, the government of mainland China has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The approval of and filing with the China Securities Regulatory Commission or other government authorities in mainland China may be required in connection with our future offshore offerings and capital raising activities under law of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Furthermore, if we are deemed to be a critical information infrastructure operator under the cybersecurity laws and regulations of mainland China, we must fulfill certain obligations as required under the cybersecurity laws and regulations of mainland China including, among others, storing personal information and important data collected and produced within the territory of mainland China during our operations in mainland China, and we may be subject to review when purchasing internet products and services. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our apps from application stores, among other sanctions, which could materially and adversely affect our business and results of operations. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—Our business generates and processes a large amount of data, and we are required to comply with laws of mainland China and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.” and “Item 4. Information on the Company—B. Business Overview—Government Regulations.”

Cash Flows through Our Organization

HUYA Inc. is a holding company with no operations of its own. We conduct our operations in mainland China primarily through our subsidiaries and the VIE in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, HUYA Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our subsidiaries in mainland China and service fees paid by the VIE. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to HUYA Inc. In addition, our subsidiaries in mainland China are permitted to pay dividends to HUYA Inc. only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations of mainland China. Furthermore, our subsidiaries in mainland China and the VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends and can only be used for specific purposes. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under laws and regulations of mainland China, our subsidiaries in mainland China and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The VIE cannot pay dividends to us as we do not own any equity interest in the VIE. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by the State Administration of Foreign Exchange. The amounts restricted include the paid-up capital and the statutory reserve funds of our subsidiaries in mainland China and the net assets of the VIE in which we have no legal ownership. For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our subsidiaries in mainland China and the variable interest entity are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

Under law of mainland China, HUYA Inc. and its offshore subsidiaries may provide funding to our subsidiaries in mainland China only through capital contributions or loans, including advances, and to the VIE only through loans, including advances, subject to satisfaction of applicable government registration and approval requirements. HUYA Inc. and its offshore subsidiaries extended capital contributions of RMB323.1 million, nil and nil in the years ended December 31, 2021, 2022 and 2023, respectively, and advances in the amount of RMB67.2 million and RMB51.0 million (US$7.2 million) as of December 31, 2022 and 2023, respectively, to our subsidiaries in mainland China.

Our company has established a centralized cash management policy to direct how funds are transferred between HUYA Inc., its subsidiaries and the VIE to improve the efficiency and ensure the security of cash management. Our centralized cash management policy consists of a series of manuals and procedures on fund management, bank accounts management, financing activities and safe handling of cash and assets, which apply to all of our subsidiaries and VIE and its subsidiaries. The cash of our company is centrally managed by our finance department and is deployed and applied to each operating entity based on the budget and operating conditions of the specific operating entity. Based on the specific amount of each transfer of funds and the use of funds, requisite internal approval from our finance department must be obtained prior to each funds transfer. The finance department will only allocate the cash to the operating entity after the application for cash requirement is approved by the responsible person in the finance department. Furthermore, the funds will be transferred in accordance with the applicable PRC laws and regulations, either through our cash pooling structure, intercompany loans, and deposits or entrusted loans, depending on the circumstances and taking the regulatory and taxation requirements into consideration. For more information relating to fund flows through our organization, see “Item 3. Key Information—Financial Information Related to the VIE (and VIE’s Subsidiaries)” and Note 1(d) to our audited consolidated financial statements included elsewhere in this annual report.

The VIE may transfer cash to our subsidiaries in mainland China by paying service fees according to the exclusive business cooperation agreement. Pursuant to this agreement, the VIE agrees to pay our subsidiaries in mainland China fees for technology support, business support and consulting services, subject to conditions therein. In the years ended December 31, 2021, 2022 and 2023, the VIE settled a total amount of RMB8,664.1 million, RMB6,863.4 million and RMB5,530.3 million (US$778.9 million), respectively, for services provided by our subsidiaries. Our subsidiaries in mainland China have the right to determine the service fee to be charged to the VIE under this agreement by considering, among other things, the technical difficulty and the complexity of the services, the time needed for providing such services and the specific content and business value of the services. The term of this agreement is ten years, commencing on September 17, 2020, and will be automatically renewed for an additional ten-year period provided there is no objection from our subsidiaries in mainland China. In the future, to the extent there is any fee owed to our subsidiaries in mainland China under this agreement, the VIE intends to settle it.

Neither our subsidiaries nor the VIE made cash dividends or other distributions to HUYA Inc., the holding company, or its offshore subsidiaries, in the years ended December 31, 2021, 2022 and 2023. Going forward, our subsidiaries and the VIE intend to retain most, if not all, of their available funds and any future earnings.

Other than the cash dividend in connection with the proposed merger with DouYu International Holdings Limited (Nasdaq: DOYU), or DouYu, which was canceled along with the termination of the proposed merger in 2021, we declared a special cash dividend on March 19, 2024 of US$0.66 per ordinary share, or US$0.66 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on May 10, 2024. The ex-dividend date will be May 9, 2024. The total amount of cash to be distributed for the dividend is expected to be approximately US$150 million, which will be funded by surplus cash on our balance sheet. The payment date for holders of ordinary shares and holders of ADSs is expected to be on or around May 24, 2024. The dividend to be paid to holders of our ADSs through the depositary bank will be subject to the terms of the deposit agreement. For mainland China and United States federal income tax considerations of an investment in our ADSs and/or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, (ii) we determine to pay dividends in the future, and (iii) all profits of the VIE and the VIE’s subsidiaries will be distributed as fees to our subsidiaries in mainland China under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIE exceed the service fees paid to our subsidiaries in mainland China (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIE and the VIE’s subsidiaries could make a non-deductible transfer to our subsidiaries in mainland China for the amounts of the stranded cash in the VIE. This would result in such transfer being non-deductible expenses for the VIE and the VIE’s subsidiaries but still taxable income for the subsidiaries in mainland China. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100.00%
Tax on earnings at statutory rate of 25%(3)	(25.00)%
Net earnings available for distribution	75.00%
Withholding tax at standard rate of 10%(4)	(7.50)%
Net distribution to Parent/Shareholders	67.50%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in mainland China.
(2)	Under the terms of our contractual arrangements with the VIE, our subsidiaries in mainland China may charge the VIE and the VIE’s subsidiaries for services provided to the VIE and the VIE’s subsidiaries. These service fees shall be recognized as expenses of the VIE and the VIE’s subsidiaries, with a corresponding amount as service income by our subsidiaries in mainland China and eliminate in consolidation. For income tax purposes, our subsidiaries in mainland China and the VIE and the VIE’s subsidiaries file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and the VIE’s subsidiaries and as income by our mainland China subsidiaries and are tax neutral.
(3)	Certain of our subsidiaries and the VIE qualifies for a 15% preferential income tax rate in mainland China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of mainland China. A lower withholding income tax rate of 5% is applied if the immediate holding company of a foreign invested enterprise is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with mainland China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

Under the current laws of the Cayman Islands, HUYA Inc. is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

A.[Reserved]

Financial Information Related to the VIE (and VIE’s Subsidiaries)

The following tables related to the VIE and the VIE’s subsidiaries and other entities present the condensed consolidating schedules of financial information of HUYA Inc., its subsidiary that is the primary beneficiary of the VIE, its other subsidiaries and the VIE and its subsidiaries for the years and as of the dates indicated.

Selected Condensed Consolidating Statements of Operation Data

	For the year ended December 31, 2023
		Other	Primary	VIE and	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	beneficiary of VIE	VIE’s subsidiaries	adjustments	Totals

	(RMB in thousands)
Third-party revenues	⸺	306,969	1,326	6,686,033	⸺	6,994,328
Inter-company revenues(1)	⸺	16,650	5,534,256	⸺	(5,550,906)	⸺
Total cost and expenses(2)	(16,707)	(403,456)	(5,903,519)	(6,746,390)	5,550,894	(7,519,178)
Share of loss of subsidiaries, VIE and VIE’s subsidiaries(3)	(289,783)	(382,321)	(154,982)	⸺	827,086	⸺
Others, net	109,030	178,888	140,598	(94,625)	(345)	333,546
Loss before income tax	(197,460)	(283,270)	(382,321)	(154,982)	826,729	(191,304)
Income tax expenses	(6,702)	(6,513)	⸺	⸺	⸺	(13,215)
Net loss	(204,162)	(289,783)	(382,321)	(154,982)	826,729	(204,519)

	For the year ended December 31, 2022*(4)
		Other	Primary	VIE and	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	beneficiary of VIE	VIE’s subsidiaries	adjustments	Totals

	(RMB in thousands)
Third-party revenues	⸺	321,934	5,296	8,937,121	⸺	9,264,351
Inter-company revenues(1)	⸺	67,919	6,854,854	⸺	(6,922,773)	⸺
Total cost and expenses(2)	(16,134)	(535,011)	(7,376,333)	(9,161,422)	6,922,003	(10,166,897)
Share of loss of subsidiaries, VIE and VIE’s subsidiaries(3)	(574,309)	(500,350)	(176,071)	—	1,250,730	—
Others, net	46,137	72,213	205,086	55,551	770	379,757
Loss before income tax	(544,306)	(573,295)	(487,168)	(168,750)	1,250,730	(522,789)
Income tax expenses	(3,367)	(1,014)	(13,182)	(6,801)	⸺	(24,364)
Share of loss from equity method investments	⸺	⸺	⸺	(520)	⸺	(520)
Net loss	(547,673)	(574,309)	(500,350)	(176,071)	1,250,730	(547,673)

*The selected condensed consolidating statement of operation data for the year ended December 31, 2022 has been retrospectively adjusted due to the business combination under common control as discussed in Note 2(d) to our audited consolidated financial statements included elsewhere in this annual report.

	For the year ended December 31, 2021
		Other	Primary	VIE and	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	beneficiary of VIE	VIE’s subsidiaries	adjustments	Totals

	(RMB in thousands)
Third-party revenues	—	453,967	—	10,897,479	—	11,351,446
Inter-company revenues(1)	—	109,826	8,639,714	—	(8,749,540)	—
Total cost and expenses(2)	(5,554)	(796,935)	(8,813,794)	(10,789,307)	8,749,269	(11,656,321)
Share of income of subsidiaries, VIE and VIE’s subsidiaries(3)	524,190	324,777	252,963	—	(1,101,930)	—
Others, net	68,919	60,317	239,685	195,202	271	564,394
Income before income tax	587,555	151,952	318,568	303,374	(1,101,930)	259,519
Income tax (expenses) benefits	(4,056)	(7,006)	6,209	(50,374)	—	(55,227)
Share of income (loss) from equity method investments	—	379,244	—	(37)	—	379,207
Net income	583,499	524,190	324,777	252,963	(1,101,930)	583,499

Notes:

(1)

It represents the elimination of the inter-company service fees for technology support, business support and consulting fees (collectively defined as “VIE service fees”) that are charged pursuant to the exclusive business cooperation agreement.

(2)

For the years ended December 31, 2021, 2022 and 2023, VIE service fees were charged by the primary beneficiary of the VIE and other subsidiaries to the VIE and VIE’s subsidiaries amounting to RMB8,664.1 million, RMB6,863.4 million and RMB5,530.3 million, respectively. These inter-company charges were eliminated in consolidation.

(3)	It represents the elimination of the investments in the VIE, the VIE’s subsidiaries, the primary beneficiary of the VIE and other subsidiaries by HUYA Inc.
(4)

In December 2023, we acquired a global mobile application service provider from Tencent Holdings Limited for an aggregate cash consideration of US$81 million. As this acquisition constituted a business combination under common control, we consolidated the financial results of this mobile application service provider on a retrospective basis since the first quarter of 2022 in accordance with ASC 805, Business Combinations. Accordingly, retrospective adjustments have been made to our consolidated financial information for the year ended December 31, 2022 presented in this annual report, reflecting the consolidation of this mobile application service provider. Given that this was a transaction that involved entities under common control of Tencent Holdings Limited, all assets and assumed liabilities transferred have been recognized at the historical cost of the parent. See Note 2(d) to our audited consolidated financial statements included elsewhere in this annual report.

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2023
			Primary	VIE and
		Other	beneficiary	VIE’s	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	of VIE	subsidiaries	adjustments	Totals

	(RMB in thousands)
Assets
Cash and cash equivalents	98,516	272,274	133,453	7,730	—	511,973
Restricted cash	—	—	—	18,137	—	18,137
Short-term deposits	2,053,983	3,692,177	975,000	130,000	—	6,851,160
Accounts receivable, net	—	34,936	1,527	27,795	—	64,258
Prepayments and other current assets	93,513	95,118	135,440	232,364	—	556,435
Amounts due from related parties	67	552	447	147,582	—	148,648
Amounts due from Group companies(1)	5,951,547	—	176,979	954,184	(7,082,710)	—
Investments	—	151,748	—	600,096	—	751,844
Long-term deposits	—	553,293	1,640,000	360,000	—	2,553,293
Investment in subsidiaries, VIE and VIE’s subsidiaries(2)	2,479,528	2,949,910	1,478,534	—	(6,907,972)	—
Intangible assets, net	—	129,085	2,290	30,364	—	161,739
Right of use asset	—	307,552	71,454	—	—	379,006
Other assets	55	276,107	176,476	18,604	(357)	470,885
Goodwill	—	456,976	—	—	—	456,976
Total assets	10,677,209	8,919,728	4,791,600	2,526,856	(13,991,039)	12,924,354
Deferred revenue and advances from customers	—	14,140	93	445,888	—	460,121
Amounts due to Group companies(1)	36,378	6,214,172	832,160	-	(7,082,710)	—
Accrued liabilities and other current liabilities	8,363	120,081	879,493	466,890	—	1,474,827
Amount due to related parties	—	38,389	36,270	103,055	—	177,714
Other liabilities	7,512	53,418	93,674	32,489	—	187,093
Total liabilities	52,253	6,440,200	1,841,690	1,048,322	(7,082,710)	2,299,755
Total shareholders’ equity(2)	10,624,956	2,479,528	2,949,910	1,478,534	(6,908,329)	10,624,599

	As of December 31, 2022*(3)
			Primary	VIE and
		Other	beneficiary	VIE’s	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	of VIE	subsidiaries	adjustments	Totals

	(RMB in thousands)
Assets
Cash and cash equivalents	21,868	441,531	216,433	14,259	—	694,091
Restricted cash	—	—	—	4,050	—	4,050
Short-term deposits	766,106	4,886,192	2,876,000	490,000	—	9,018,298
Short-term investments	—	—	3,117	—	—	3,117
Accounts receivable, net	—	28,928	7	55,305	—	84,240
Prepayments and other current assets	12,350	84,678	320,634	219,716	—	637,378
Amounts due from related parties	67	12,100	2,408	45,127	—	59,702
Amounts due from Group companies(1)	7,015,248	—	99,791	1,098,883	(8,213,922)	—
Investments	—	182,105	—	724,110	—	906,215
Long-term deposits	348,230	724,318	—	—	—	1,072,548
Investment in subsidiaries, VIE and VIE’s subsidiaries(2)	3,282,791	3,273,654	1,637,375	—	(8,193,820)	—
Intangible assets, net	—	149,505	2,936	54,660	—	207,101
Right of use asset	—	321,054	23,291	791	—	345,136
Other assets	3,362	107,446	188,884	12,075	—	311,767
Goodwill	—	449,357	—	—	—	449,357
Total assets	11,450,022	10,660,868	5,370,876	2,718,976	(16,407,742)	13,793,000
Deferred revenue and advances from customers	—	17,553	—	502,682	—	520,235
Amounts due to Group companies(1)	36,351	7,185,320	992,251	—	(8,213,922)	—
Accrued liabilities and other current liabilities	3,453	61,163	1,025,115	504,218	—	1,593,949
Amount due to related parties	—	51,832	33,537	48,277	—	133,646
Other liabilities	827	62,209	46,319	26,424	—	135,779
Total liabilities	40,631	7,378,077	2,097,222	1,081,601	(8,213,922)	2,383,609
Total shareholders’ equity(2)	11,409,391	3,282,791	3,273,654	1,637,375	(8,193,820)	11,409,391

*The selected condensed consolidating balance sheet data as of December 31, 2022 has been retrospectively adjusted due to the business combination under common control as discussed in Note 2(d) to our audited consolidated financial statements included elsewhere in this annual report.

Notes:

(1)

It represents the elimination of inter-company balances among HUYA Inc., the VIE and the VIE’s subsidiaries, and other subsidiaries. As of December 31, 2021, 2022 and 2023, the outstanding balance of amounts due from/to Group companies related to inter-company advances. There were no outstanding balances at the balance sheet date related to VIE service fees charged to the VIE and the VIE’s subsidiaries.

(2)	It represents the elimination of the investments in the VIE, the VIE’s subsidiaries, the primary beneficiary of the VIE and other subsidiaries by HUYA Inc.
(3)

In December 2023, we acquired a global mobile application service provider from Tencent Holdings Limited for an aggregate cash consideration of US$81 million. As this acquisition constituted a business combination under common control, we consolidated the financial results of this mobile application service provider on a retrospective basis since the first quarter of 2022 in accordance with ASC 805, Business Combinations. Accordingly, retrospective adjustments have been made to our consolidated financial information for the year ended December 31, 2022 presented in this annual report, reflecting the consolidation of this mobile application service provider. Given that this was a transaction that involved entities under common control of Tencent Holdings Limited, all assets and assumed liabilities transferred have been recognized at the historical cost of the parent. See Note 2(d) to our audited consolidated financial statements included elsewhere in this annual report.

Selected Condensed Consolidating Cash Flows Data

	For the year ended December 31, 2023
			Primary	VIE and
		Other	beneficiary	VIE’s	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	of VIE	subsidiaries	adjustments	Totals

	(RMB in thousands)
Net cash provided by/(used in) operating activities(1)	33,061	123,828	(245,791)	56,821	—	(32,081)
Capital contribution and advances from Group companies	1,122,769	—	(78,852)	—	(1,043,917)	—
Other investing activities	(881,852)	742,658	241,663	(49,263)	—	53,206
Net cash provided by/(used in) investing activities	240,917	742,658	162,811	(49,263)	(1,043,917)	53,206
Capital contribution and advances to Group companies	—	(1,043,917)	—	—	1,043,917	—
Other financing activities	(202,294)	—	—	—	—	(202,294)
Net cash (used in)/provided by financing activities	(202,294)	(1,043,917)	—	—	1,043,917	(202,294)

	For the year ended December 31, 2022*(2)
			Primary	VIE and
		Other	beneficiary	VIE’s	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	of VIE	subsidiaries	adjustments	Totals

	(RMB in thousands)
Net cash provided by/(used in) operating activities(1)	57,606	(86,487)	(750,879)	379,397	—	(400,363)
Capital contribution and advances from Group companies	(3,278,600)	—	(70,714)	(160,406)	3,509,720	—
Other investing activities	2,898,431	(3,352,583)	325,821	(720,237)	—	(848,568)
Net cash (used in)/provided by investing activities	(380,169)	(3,352,583)	255,107	(880,643)	3,509,720	(848,568)
Capital contribution and advances to Group companies	—	3,349,314	160,406	—	(3,509,720)	—
Other financing activities	6,049	—	—	—	—	6,049
Net cash provided by/(used in) financing activities	6,049	3,349,314	160,406	—	(3,509,720)	6,049

*The selected condensed consolidating cash flows data for the year ended December 31, 2022 has been retrospectively adjusted due to the business combination under common control as discussed in Note 2(d) to our audited consolidated financial statements included elsewhere in this annual report.

	For the year ended December 31, 2021
			Primary	VIE and
		Other	beneficiary	VIE’s	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	of VIE	subsidiaries	adjustments	Totals

	(RMB in thousands)
Net cash provided by/(used in) operating activities(1)	190,341	(416,324)	(622,961)	1,176,397	—	327,453
Capital contribution and advances from Group companies	(993,969)	—	(8,858)	(911,916)	1,914,743	—
Other investing activities	(761,429)	(529,100)	(392,530)	(197,261)	—	(1,880,320)
Net cash (used in)/provided by investing activities	(1,755,398)	(529,100)	(401,388)	(1,109,177)	1,914,743	(1,880,320)
Capital contribution and advances to Group companies	—	1,028,503	886,240	—	(1,914,743)	—
Other financing activities	10,723	—	—	—	—	10,723
Net cash provided by/(used in) financing activities	10,723	1,028,503	886,240	—	(1,914,743)	10,723

Notes:

(1)	For the years ended December 31, 2021, 2022 and 2023, cash paid by the VIE and the VIE’s subsidiaries to the primary beneficiary of the VIE and other subsidiaries for VIE service fees were RMB8,664.1 million, RMB6,433.2 million and RMB5,391.5 million, respectively. In 2023, RMB138.8 million of the VIE service fees were not settled by cash, but netting against the intercompany receivables from the primary beneficiary of VIE.
(2)	In December 2023, we acquired a global mobile application service provider from Tencent Holdings Limited for an aggregate cash consideration of US$81 million. As this acquisition constituted a business combination under common control, we consolidated the financial results of this mobile application service provider on a retrospective basis since the first quarter of 2022 in accordance with ASC 805, Business Combinations. Accordingly, retrospective adjustments have been made to our consolidated financial information for the year ended December 31, 2022 presented in this annual report, reflecting the consolidation of this mobile application service provider. Given that this was a transaction that involved entities under common control of Tencent Holdings Limited, all assets and assumed liabilities transferred have been recognized at the historical cost of the parent. See Note 2(d) to our audited consolidated financial statements included elsewhere in this annual report.

B.Capitalization and Indebtedness

Not Applicable.

C.Reasons for the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully following this summary.

Risks Related to Our Business and Our Industry

●	If we fail to keep our existing users highly engaged, to acquire new users, or to increase the proportion of paying users, our business, profitability and prospects may be adversely affected;
●	We may fail to attract and retain talented and popular broadcasters;
●	We may fail to offer attractive content, in particular popular game content, on our platform;

●	We are undertaking a strategic transformation to expand our presence in the game industry. We cannot assure you that the transformation will succeed or achieve anticipated effect, and our results of operations may be materially and adversely affected as a result;
●	We face competition in several major aspects of our business. If we fail to compete effectively, our business, results of operations and financial condition may be negatively impacted;
●	Intensified government regulations, rules or guidelines of the internet industry in mainland China could restrict our ability to maintain or increase the level of user traffic to, and user spending on, our platform as well as our ability to tap into other market opportunities, and negatively impact our businesses, results of operations, or financial condition;
●	If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations may be materially and adversely affected;
●	We cooperate with various talent agencies to manage and recruit our broadcasters. If we are not able to maintain our relationship with talent agencies, in particular the platinum and diamond talent agencies which possess the capacity to produce a large volume of high-quality content and manage a considerable pool of talent, our operations may be materially and adversely affected;
●	Significant revenue sharing fees and content costs on our platform have had and may continue to have an adverse effect on our business, financial condition and results of operations.
●	We are subject to risks associated with operating in a rapidly changing industry and a relatively new market; and
●	Our revenue model for live streaming may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

Risks Related to Our Relationship with Our Controlling Shareholder

●	Our controlling shareholder will control the outcome of shareholder actions in our company;
●	We may have conflicts of interest with Tencent and, because of Tencent’s controlling ownership interest in our company, we may not be able to resolve such conflicts on favorable terms for us; and
●	If we are no longer able to benefit from our business cooperation with Tencent, our business may be adversely affected.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct operations in mainland China primarily through (i) our subsidiaries in mainland China and (ii) the VIE, with which we have maintained contractual arrangements, and its subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the government of mainland China finds that the structure we have adopted for our business operations does not comply with laws and regulations of mainland China, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations. Our holding company in the Cayman Islands, the VIE, and investors of our company face uncertainty about potential future actions by the government of mainland China that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. The regulatory authorities of mainland China could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value;
●	We rely on contractual arrangements with the variable interest entity and its shareholders for the operation of our business, which may not be as effective as direct ownership. If the variable interest entity and its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation; and

●	The shareholders of the VIE have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

Risks Related to Doing Business in Mainland China

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections;
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;
●	Our mainland China operations are governed by PRC laws and regulations. The PRC government may have significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as it deems appropriate to advance regulatory and societal goals and policy positions, which could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The significant oversight and discretion of the government of mainland China over our business operation could result in a material adverse change in our operations and the value of our ADSs;”
●	Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model;”
●	Changes in the economic, political or social conditions or government policies in mainland China could have a material adverse effect on our business and operations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Changes in the economic, political or social conditions or government policies in mainland China could have a material adverse effect on our business and operations;”
●	Uncertainties with respect to the legal system of mainland China may adversely affect us. Since the PRC legal system may still be evolving, certain laws and regulations may evolve quickly with little advance notice, and the interpretation and enforcement of these laws and regulations may involve uncertainties and could limit the legal protections available to you and us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the legal system of mainland China and the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us;”
●	The PRC government may exert more control over offerings conducted overseas by and/or foreign investment in our company, which could result in a material change in our operations and/or the value of our securities. Any actions by the PRC government to exert more oversight and control over offshore offerings could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. The approval of and filing with the China Securities Regulatory Commission or other government authorities in mainland China may be required in connection with our future offshore offerings and capital raising activities under law of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The approval of and filing with the China Securities Regulatory Commission or other government authorities in mainland China may be required in connection with our future offshore offerings and capital raising activities under law of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing;” and
●	The funds in our subsidiaries in mainland China or the VIE may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries or the VIE by the PRC laws and regulations on currency conversion. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Our subsidiaries in mainland China and the variable interest entity are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

Risks Related to Our ADSs

●	The trading price of our ADSs has been volatile and may be volatile regardless of our operating performance;
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial;
●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs; and
●	We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2023, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

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

A decline in our user base may adversely affect the engagement level of our users and vibrancy of our community, which may in turn reduce our monetization opportunities and have a material and adverse effect on our business, financial condition and results of operations. If we are unable to attract and retain users or convert users into paying users, our revenues may decline and our results of operations and financial condition may suffer. In 2023, we experienced a decline in the number of average quarterly paying users on Huya Live, compared with 2022.

We cannot assure you that our platform will remain sufficiently popular with users to offset the costs incurred to operate and expand it. It is vital to our operations that we remain sensitive and responsive to evolving user preferences and offer content that attracts our users. We must also keep providing our users with new features and functions to enable superior content viewing and social experience. We will need to continue to develop and improve our platform and to enhance our brand awareness, which may require us to incur substantial costs and expenses. We cannot assure you that increased costs and expenses will effectively translate into improved user traffic or engagement. Additionally, if we decide to consciously scale back our marketing and promotional expenditures, we may experience a decline in user traffic and user engagement on our platform, which may in turn adversely affect our results of operations.

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

We offer comprehensive live streaming content with a primary focus on games. Our content library is constantly evolving and developing. Game content has been a key genre of our content offerings since our inception. Our ability to maintain an attractive library of game content largely depends on the variety and availability of popular games in mainland China, which may be affected by various factors, including but not limited to, investments by game developers and publishers, game market conditions and regulatory supervision and approval. If there is a decrease in the number of new games launched or approved for launch in mainland China, or if there is a decrease in the number of users on existing popular games, or if we fail to live stream popular games due to various legal or business restrictions, our operations may be negatively impacted and we may face difficulties in continuously supplying attractive game content.

Among the various types of gaming content on our platform, e-sports tournaments and game events constitute an important genre to generate our user traffic. If we fail to obtain the broadcasting rights for popular e-sports tournaments and game events, or we fail to attract users through these e-sports tournaments and game events, we may experience decreased users, viewership and user engagement, which may materially and adversely affect our results of operations and financial condition.

Moreover, there are uncertainties with respect to the interpretation and implementation in practice of the laws and regulations governing online games. Pursuant to laws and regulations in mainland China, operators who operate online games without governmental pre-approval are prohibited from publishing and operating such games. The grants of pre-approval for online game operation have not be stable historically and the likelihood of successfully obtaining one is uncertain. Additionally, regulatory actions have been taken over the past few years to further regulate the game industry. For example, on August 30, 2018, the government of mainland China issued a notice implementing a plan to protect the eyesight of teenagers, which, among other things, regulates the number of online games and new releases. On April 12, 2022, the government of mainland China issued a Notice on Strengthening the Administration of Live Streaming Games on the Online Audio-Visual Program Platforms, which strictly prohibits dissemination of any illegal games. Given that, if game publishers and operators fail to maintain the normal publication and operation of their online games, or if they fail to obtain or make the necessary approvals and filings of their online games, our content offerings may be negatively impacted, and we may be subject to penalties for live streaming or promoting such games on our platform.

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

Furthermore, we largely rely on our broadcasters and talent agencies to create high-quality and fun live streaming content. We have in place a comprehensive and effective incentive mechanism to encourage broadcasters and talent agencies to supply content that is attractive to our users. Also, talent agencies cooperating with us may guide or influence broadcasters to live streaming content that is well received by our users. However, if we fail to observe the latest trends and timely guide broadcasters and talent agencies accordingly or fail to attract broadcasters who are capable of creating content based on popular games, or if broadcasters fail to produce content for trending games, our user number may decline and our financial condition and results of operations may be materially and adversely affected.

We are undertaking a strategic transformation to expand our presence in the game industry. We cannot assure you that the transformation will succeed or achieve anticipated effect, and our results of operations may be materially and adversely affected as a result.

We are committed to serving the evolving needs of game enthusiasts, content creators and our partners across the game value chain. We are undertaking a strategic transformation to expand our presence in the game industry, exploring new opportunities that complement our user community and content ecosystem to drive sustainable long-term business development. In doing so, we have outlined a three-year plan for the period between 2023 and 2025 with key objectives of driving a shift in our commercialization roadmap by offering more game-related services such as game distribution, in-game item sales and game advertising, while also optimizing content creators’ income structure to boost their financial rewards and better align our content costs with our revenues. To achieve these goals, we are proactively adjusting various aspects of our business for a more targeted allocation of internal resources.

While we aim to increase the proportion of revenues from game-related services and achieve a more balanced revenue mix across the value chain through our three-year plan, it may cause some volatility in our results of operations and financial conditions in the near term. Additionally, as we have limited experience in game industry, our efforts in expanding our business presence in the game industry may not succeed and we may not be able to generate sufficient revenue to cover our investment and become profitable.

We face competition in several major aspects of our business. If we fail to compete effectively, our business, results of operations and financial condition may be negatively impacted.

We face competition in several major aspects of our business, particularly from companies that provide game live streaming services and other online entertainment services, including companies that our shareholders operate or invest in and companies that our shareholders may operate or invest in in the future. As we are undertaking a strategic transformation to expand our presence in the game industry and offer more game-related services, we also face additional competition from the game industry and other game service providers. See “Item 4. Information on the Company—B. Business Overview—Competition.” Some of our competitors may have longer operating histories, significantly larger user bases, more established brand names, broader product or service offerings, significantly greater financial, technical and marketing resources than we do or have long-term strategic relationships with game developers or publishers, and in turn may have an advantage in attracting and retaining users, broadcasters, talent agencies, advertisers and other business partners. Our competitors may also compete with us for content such as games, e-sports tournaments and game events; business partners such as broadcasters, talent agencies, and advertisers; skilled personnel such as management, engineers, product and content personnel; and other resources such as user traffic, user time spent online, and investments. Furthermore, if we are involved in disputes with any of our competitors that result in litigations or negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to a reduced number of users and advertisers. Any legal proceedings or measures we take in response to such disputes may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

If we are not able to effectively compete in one or more of our business lines, our business, results of operations may be negatively impacted, for example, our overall user base and level of user engagement may decrease, which could reduce the number of our paying users or make us less attractive to broadcasters, talent agencies, advertisers, and other business partners. If we are not able to compete effectively, it may lead to decrease in revenues and increase in costs and expenses, which many have a negative impact on our results of operations and financial condition. We may also be required to devote additional resources to increase our brand recognition and promote our products and services, and there can be no assurance that such additional spending will generate anticipated result.

Intensified government regulations, rules or guidelines of the internet industry in mainland China could restrict our ability to maintain or increase the level of user traffic to, and user spending on, our platform as well as our ability to tap into other market opportunities, and negatively impact our businesses, results of operations, or financial condition.

The government of mainland China has promulgated, in recent years, intensified regulations, rules, or guidelines on various aspects of the internet industry in mainland China. For example, the government of mainland China adopted more stringent policies to monitor the online games industry due to negative public perception of addiction to online games, including policies for the protection of minors. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Anti-fatigue Compliance System and Real-name Registration System” for details.

On November 12, 2020, the government of mainland China promulgated the Notice on Strengthening the Administration of the Online Show Live Streaming and E-commerce Live Streaming, which sets forth registration requirements for platforms providing online show live streaming or e-commerce live streaming to have their information and business operations registered by November 30, 2020. This regulation also set forth requirements for certain live streaming businesses with respect to real-name registration, limits on user spending on virtual gifting, restrictions on minors on virtual gifting, live stream review personnel requirements, content tagging requirements, and other requirements. For example, this regulation requires live streaming platforms to set a limit to the amount of virtual gifts a user can send per day and per month, as well as the amount that can be gifted at any one time. However, there is currently no clear guidance as to what limits on virtual gifting spending will be imposed by the National Radio and Television Administration pursuant to this regulation and it is unclear how and to what degree any such limits would be imposed on different platforms.

Furthermore, in recent years, mainland China has seen promulgation of various other regulations and opinions concerning online live streaming platforms, user spending and virtual gifting. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Online Transmission of Audio-Visual Programs.” For example, on May 7, 2022, the government of mainland China issued the Opinion on Live Streaming Virtual Gifting and Enhancing the Protection of Minors, which stipulates that internet platforms shall, among other restrictions, (i) within one month of the publication of this opinion terminate all billboard functions that rank users or broadcasters by the volume of virtual gifts that they send or receive, respectively, (ii) restrict certain interaction and engagement functions between 8:00 p.m. and 10:00 p.m. every day, and (iii) prohibit minors from purchasing virtual gifts. In response to this opinion, we have proactively sought guidance from and cooperated with government authorities in connection with the efforts that we should devote in complying with this opinion and related implementation rules. While we will continue to comply with all applicable laws and regulations in providing live streaming services, there can be no assurance that the measures that we take will be effective or our compliance efforts will be well received by the governmental authorities.

In addition, new laws and regulations, rules or guidelines may be introduced to address emerging issues, and some of them may put additional restrictions on our users, broadcasters, content, product offerings or service offerings, potentially having negative impact on our businesses, results of operations, or financial condition. For example, on April 7, 2024, the Supreme People’s Court issued the Interpretation on the Application of Marriage and Family Part of the PRC Civil Code (II) (Draft for Comments), which provides that, if one spouse has evidence to prove that the other spouse’s virtual gifting to broadcasters on platform is due to lure of pornographic and obscene information in live streaming, the court should support the request for the platform to return the money that has been rewarded. We are also subject to a variety of regulatory restrictions concerning the age limit for broadcasters, as well as restrictions on our products’ features. The existing and future regulations rules and guidelines that could affect us are beyond our control, and their potential impact on us is difficult to predict. We may incur substantial financial, operational and managerial costs in response to and in anticipation to the regulatory and policy risks, and we may not be able to effectively predict, estimate or manage those risks in a timely and cost-efficient manner.

Moreover, we may not timely obtain or maintain all the required licenses or approvals or to satisfy all the requirements posed by the authorities in the future. As we are undertaking a strategic transformation to expand our presence in the game industry and we might expand into other internet businesses in the future, we cannot assure you that we will be able to obtain the required licenses or approvals or to satisfy all the requirements posed by the authorities. If we fail to timely obtain or maintain any of the required licenses or approvals, we may be subject to various penalties, which may disrupt our business operations or derail our business strategy, and materially and adversely affect our business, financial condition and results of operations. See “—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations may be materially and adversely affected” and “Item 4. Information on the Company—B. Business Overview—Government Regulations.”

If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations may be materially and adversely affected.

The internet industry in mainland China is highly regulated. See “Item 4. Information on the Company—B. Business Overview—Government Regulation” for details. For example, an internet information service provider shall obtain an ICP License from the Ministry of Industry and Information Technology of China or its local counterparts before engaging in any commercial internet information services. The variable interest entity, Guangzhou Huya, has obtained a valid ICP License for provision of internet information services, a radio and television program production and operating permit, a commercial performance license and an internet culture operation license for music products.

Under the PRC Administrative Provisions for the Internet Audio-Video Program Service, providers of internet audio-visual program services are required to obtain a license for online transmission of audio-visual programs, or the Audio-Visual License, issued by the National Radio and Television Administration, or complete certain registration procedures with the National Radio and Television Administration. In August 2018, the Notice on Strengthen the Management of Live Streaming Service was issued by governmental authorities of mainland China, which requires internet live streaming providers involving internet audio-visual program live streaming services to obtain the Audio-Visual License and complete certain registration procedures with the local public security authority.

According to a notice issued by the Administration of Press, Publication, Radio, Film and Television of the Guangdong Province on September 26, 2016, only live streaming services covering (i) major political, military, economics, social, cultural, sports activities or reality event streaming or (ii) activities such as general social cultural activities or sports events are required to apply for an Audio-Visual License. This notice further stated that live streaming platforms offering online shows, online games and online drama performances are not required to obtain an Audio-Visual License. We are advised by our mainland China legal counsel, Commerce & Finance Law Offices, that Audio-Visual License is not required for our live streaming business.

Currently, we allow broadcasters to upload their recorded video clips to our platform. We also selectively record and edit live streaming gameplays of certain popular broadcasters and turn them into video clip highlights. Streaming those videos on our platform may be regarded as providing internet audio-video program service. Although we currently hold an Audio-Visual License, this may not be sufficient to meet regulatory requirements given the uncertainties with the interpretation and implementation of existing and future laws and regulations. If our practice of offering video clips is deemed as violating the PRC Administrative Provisions for the Internet Audio-Video Program Service, our ability to expand our business scope may be limited and we may be subject to fines or other regulatory actions by the regulators. Moreover, we may be required to obtain additional licenses or approvals for our video clip services if the government of mainland China adopts more stringent policies or regulations on online video clips offerings. As we develop our video service offerings, we may need to obtain additional qualifications, permits, approvals or licenses.

New laws and regulations that apply to the internet industry in mainland China may be adopted from time to time to address new issues that come to the authorities’ attention. Considerable uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing our business activities. We cannot assure you that we will not be found in violation of any current or future laws and regulations due to potential changes in the authorities’ interpretation of these laws and regulations. In addition, we may be required to obtain additional licenses or approvals, and we cannot assure you that we will be able to timely obtain or maintain all of the required licenses or approvals or make all of the necessary filings in the future. If we fail to obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

We cooperate with various talent agencies to manage and recruit our broadcasters. If we are not able to maintain our relationship with talent agencies, in particular the platinum and diamond talent agencies which possess the capacity to produce a large volume of high-quality content and manage a considerable pool of talent, our operations may be materially and adversely affected.

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

Many elements of our business are unique, evolving and relatively unproven. Our business and prospects depend on the continuing development of the live streaming industry in mainland China. The market for our services is relatively new and rapidly changing and is subject to significant challenges. Our business relies upon our ability to cultivate and grow an active game live streaming community and to successfully monetize our user base, so as to increase revenues from our live streaming as well as online advertising services. In addition, our business development depends, in part, on our ability to respond to constant changes in the internet industry, including rapid technological evolution, continued shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Developing and integrating new content, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve at all. For example, we are undertaking a strategic transformation to expand our business in the game industry, which may not succeed. We cannot assure you that we will succeed in any of these aspects or that these industries in mainland China will continue to grow as rapidly as they have in the past.

As users are facing a growing number of entertainment options that directly or indirectly compete with online live streaming, live streaming may not maintain or increase its current popularity. Growth of the live streaming industry is affected by numerous factors, such as content quality, user experience, technological innovations, development of internet and internet-based services, regulatory environment, and macroeconomic environment. In addition, since we mainly focus on game live streaming and are undertaking a strategic transformation to expand our presence in the game industry and offer more game-related services, the future development and evolvement of the game industry will have an impact on the prospects of our business. If live streaming as a form of entertainment loses its popularity due to changing social trends and consumer preferences, our results of operations and financial condition may be materially and adversely affected.

Our revenue model for live streaming may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

We operate our live streaming platform using a revenue model whereby users can get free access to live streaming of game or other types of content but have the options to purchase our products or services. We have generated, and expect to continue to generate, a substantial majority of our live streaming revenues using this revenue model. In 2021, 2022 and 2023, our live streaming revenues contributed to 89.7%, 88.5% and 92.2% of our total net revenues, respectively. Our live streaming revenues experienced a decline in 2022 and 2023, and we may continue to experience a decline and not be able to achieve a growth in the future, as the user demand for this service may change, decrease substantially or dissipate, we may fail to anticipate and serve user demands effectively, or we may have to make adjustments on our live streaming revenue model under intensified regulations, rules, or guidelines on the live streaming industry and we may not be able to mitigate revenue impacts of those adjustments.

Although we factor in industry standards and user demand in determining how to optimize our monetization effectively, if we fail to properly manage the supply and timing of our products and services and their appropriate prices, our users may be less likely to make purchases from us. In addition, if users’ spending habits change and they choose to only access our content for free without additional purchases, we may not be able to continue to successfully implement our revenue model for live streaming, in which case we may have to provide other value-added services or products to monetize our user base. We cannot guarantee that our attempts to monetize our user base and products and services will continue to be successful, profitable or widely accepted, and therefore the future revenue and income potential of our business are difficult to evaluate.

We have a unique community culture that is vital to our success. Our operations may be materially and adversely affected if we fail to maintain our culture within our addressable user communities.

We have cultivated an interactive and vibrant online social community, centered around live game streaming. We provide resources and support to the broadcasters through talent agencies that help train and retain talented broadcasters on our platform, who in turn, attract and retain users. We also enhance user experience by constantly improving user interface and features of our platform and encouraging active interaction between users and broadcasters. We believe that maintaining and promoting such a vibrant community culture is critical to retaining and expanding our user and broadcaster base. We have taken multiple initiatives to preserve our community culture and values. Despite our efforts, we may be unable to maintain our community culture and cease to be the preferred platform for our target users, broadcasters and talent agencies. For example, frictions among our users or broadcasters and inflammatory comments posted by internet trolls may damage our community culture and brand image, which would be detrimental to our business operations.

We generate a portion of our revenues from advertising. If we fail to attract more advertisers to our platform or if advertisers are less willing to advertise with us, our revenues may be adversely affected.

Although we primarily rely on revenues generated from live streaming services, we still generate a small portion of our revenues from advertising. Our revenues from advertising partly depend on the continued development of the online advertising industry in mainland China and advertisers’ willingness to allocate budgets to online advertising. In addition, companies that decide to advertise or promote online may utilize more established methods or channels, such as more established Chinese internet portals or search engines, over advertising on our platform. As we plan to expand our offerings to provide more game-related services, such as game advertisements, the development of the game industry may influence the demand for our advertising services from game companies. If the online advertising market does not continue to grow, or if we are unable to capture and retain a sufficient share of that market, our ability to increase our current level of advertising revenues and our profitability and prospects may be materially and adversely affected.

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

On February 25, 2023, the State Administration for Market Regulation of China promulgated the Measures for the Administration of Internet Advertisements, which stipulate that the promotion of commodities or services through paid listings on the internet must be clearly identified as advertisements to distinguish them from the natural search results. Furthermore, the measures require advertisers, operators and publishers of internet advertisements containing links to examine the content of the next-level link. It is also noted that the Chinese government may, from time to time, promulgate new advertising laws and regulations in the future. We cannot assure you that we will be in compliance with the requirements under these new laws and regulations. Failure to comply with these obligations may subject us to fines and other administrative penalties and may negatively impact our relationships with advertisers or other third parties. We may suffer from a loss of advertisers and our business and results of operations may be materially and adversely affected.

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

We need to continue offering popular and attractive content on our platform to provide our users with engaging and satisfying viewing experiences, and our ability to provide such content is dependent on our ability to attract and retain our broadcasters and talent agencies. We have a revenue sharing arrangement with both our broadcasters and talent agencies under which we share with them a portion of the revenues from the sales of our products and services on our platform. We also pay some popular broadcasters additional fees to sign agreements that contain exclusivity clauses with us. The absolute amounts and revenue percentages that we pay broadcasters and talent agencies may increase. If our competitor platforms offer higher revenue sharing ratios or additional fees with an intent to attract our popular broadcasters, costs to retain our broadcasters may increase. If we are not able to continue to retain our broadcasters and produce high-quality content on our platform at commercially acceptable costs, our business, financial condition and results of operations would be adversely impacted. Furthermore, as our business and user base further develop, we may have to devote more resources in attracting broadcasters and talent agencies to produce more content that meets the varied interests of a diverse user base, which would increase the costs of content on our platform. While we aim to optimize content creators’ income structure in the process of our strategic transformation to boost their financial rewards and better align our content costs with our revenues, we cannot assure you that this initiative will succeed or achieve anticipated effect. The portion of revenues we share with our broadcasters for live streaming services increased in the second half of 2021 as a result of our efforts to attract and retain popular broadcasters, and it remained stable and at a high level in 2022 as compared to the level we had before the second half of 2021. This trend continued in 2023 and we currently expect it to remain high in 2024, although there are still uncertainties, such as general market conditions. The significant revenue sharing fees with broadcasters has had and will continue to have a material adverse effect on our profitability.

In addition, we pay game developers or publishers, e-sports tournaments and game events organizers and participants, and other content broadcasting right owners for content and increases in prices for these broadcasting rights would also have an adverse effect on our business, financial condition and results of operations. If we fail to procure these content, or if we fail to procure these content at commercially acceptable costs, our business and results of operations may be adversely impacted. In 2021 and 2022, our e-sports content costs increased significantly due to our procurement of more high-quality events and the increasing prices of some leading e-sports tournaments. Our e-sports content costs decreased in 2023, primarily because of our more stringent procurement policy for e-sports content and a decrease in prices of some key e-sports tournaments. Substantial uncertainties remain as to whether we can procure anticipated content at commercially acceptable costs, or at all. Even though we have put stringent procurement policy in place, we cannot assure you that our revenue sharing fees and content costs or our cost of revenues in general would necessarily decrease as a result. In addition, if we are unable to generate sufficient revenues that outpace our revenue sharing fees and content costs, or we experience a greater decline in revenues than the decline in revenue sharing fees and content costs, our business, financial condition and results of operations may be materially and adversely affected.

We incurred net losses in the past, which may continue in the future.

We incurred net income in 2021 but incurred net loss in 2022 and 2023. In 2021, 2022 and 2023, we incurred net income of RMB583.5 million, net loss of RMB547.7 million and net loss of RMB204.5 million (US$28.8 million), respectively. We cannot assure you that we will be able to generate net income in the future. Furthermore, although we have been adopting measures to optimize costs and improve operational efficiency, we may continue to incur significant costs and expenses such as costs and expenses to retain and attract content creators, acquire content, maintain and grow our user base and generally expand our business operations, and research and development expenses and bandwidth costs to support our streaming functions, and personnel costs and expenses to attract and retain key employees, and investments to develop new businesses. We may again not be able to generate sufficient revenues to offset such costs and expenses to sustain profitability in the future. In addition, we expect to continue to invest heavily in our operations to maintain our current market position, support anticipated future growth and meet our reporting and compliance obligations as a public company.

Our profitability is also affected by other factors beyond our control. For example, live streaming as a form of entertainment may not continue to retain or increase its viewership levels or popularity. In addition, advertisers may not increase or maintain their spending on live streaming platforms, including our platform. Furthermore, our strategic transformation to expand our presence in the game industry may not succeed or achieve anticipated effect. The continued success of our business depends on our ability to identify which services will appeal to our user base and to offer them on commercially acceptable terms. Our profitability also depends in part on our ability to convert users into paying user, attract advertisers and successfully compete in a very competitive market. In addition, factors including regulatory trends, economic environment and monetary policies in mainland China and globally also affect our profitability.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to adapt to or comply with the evolving expectations and standards on environmental, social and governance matters from investors and the government of mainland China may adversely affect our business, financial condition and results of operations.

The government of mainland China and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the government of mainland China on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the government of mainland China or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely affected.

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

We are a relatively young company, and we may not be able to effectively manage our development or implement our business strategies.

We have a limited operating history, particularly as a stand-alone company. Our Huya platform was launched in 2014 as a business unit of JOYY Inc. (Nasdaq: YY). While we experienced significant growth since our platform was launched, our historical growth rate may not be indicative of our future performance due to our limited operating history and the rapid evolvement of our business environment. We may not be able to replicate our growth trajectory as we achieved in the past. Furthermore, we may adjust our product and service offerings or modify our business model. These adjustments may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations.

In addition, our development have placed, and could continue to place, significant strain on our management and resources. We believe that our continued development will depend on many factors, including our ability to develop new sources of revenues, diversify monetization methods, attract and retain users and content creators, increase user engagement, continue developing innovative technologies in response to user demand, increase brand awareness, expand into new market segments, and adapt to the macroeconomic and regulatory environment in mainland China. We cannot assure you that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.

We have a limited operating history in overseas markets. If we fail to meet the challenges presented by our overseas operations, our business, financial condition and results of operations may be materially and adversely affected.

We began our business operations overseas in May 2018. Furthermore, to bolster our capacity to promote and distribute game applications in international markets and foster synergies with Nimo TV, our overseas game live streaming platform, we acquired a 100% equity interest in a global mobile application service provider from Tencent in December 2023. Our global operation strategy might not be successfully executed and may expose us to a number of risks, including but not limited to:

●	challenges in formulating effective local sales and marketing strategies targeting internet and mobile users from various jurisdictions and cultures, who have a diverse range of preferences and demands;
●	challenges in identifying appropriate local third-party business partners such as game developers and publishers, e-sports tournament and game event organizers, broadcasters and talent agencies, and establishing and maintaining good working relationships with them;
●	challenges in recruiting quality local broadcasters to attract and engage local users;
●	challenges in effectively managing overseas operations from our headquarters and establishing overseas IT systems and infrastructure;
●	challenges in selecting suitable geographical regions for global expansion and the general economic condition of various regions we operate;
●	challenges in increasing and diversifying revenues, controlling costs and expenses, and making profits;
●	fluctuations in currency exchange rates;

●	regulatory actions, including sanctions brough against us or our business partners, initiated by local authorities;
●	compliance with applicable foreign laws and regulations, including but not limited to internet content requirements, foreign exchange controls, cash repatriation restrictions, intellectual property protection rules, data privacy requirements, anti-money laundering laws and regulations, tax regulations and rules; and
●	competition situations in various regions we operate.

Our overseas operations may exert pressure on our operating results and net margins in the near term. Our overseas expansion may not progress at the intended pace, generate the anticipated revenue to cover our investment and be profitable, or achieve the targeted contribution to our total net revenues. Furthermore, the monetization of our overseas business may experience fluctuations. We cannot guarantee that we will be able to increase or sustain our overseas revenues in the future, as the monetization of our overseas business is still at an early stage and our monetization strategies may change. The geographic scope of our overseas markets and the product and service offerings we provide may also further change as we continually adjust our overseas business strategies. For example, we are optimizing the geographic coverage of Nimo TV as part of our overall strategy to focus on key markets. In addition, the mobile application service provider we acquired may not achieve anticipated business performance or create the expected synergies with Nimo TV in the overseas markets. Our business, financial condition and results of operations may be materially and adversely affected by the risks associated with our overseas operations.

Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our business operations may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. Since the internet industry is characterized by high demand and intense competition for talents, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the evolving demands of our business which may materially and adversely affect our ability to grow our business and hence our results of operations.

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

We have occasionally received fines and been required to disgorge any illegal income earned for certain inappropriate content generated by broadcasters on our platform. Despite our efforts to closely monitor the content on our platform and the actions of our broadcasters, we may be subject to similar fines and penalties in the future. In addition, if the authorities of mainland China find that we have not adequately managed the content on our platform and identify some incompliant practices and activities on our platform, they may impose other legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform and holding us liable for material civil and/or criminal liability. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Internet Information Services.” Moreover, the costs of compliance may continue to increase when more content is made available on our platform as a result of our growing user base, which may adversely affect our results of operations. Furthermore, the distribution of inappropriate or illegal content by broadcasters may result in the suspension of broadcasters from our platform, and, in some serious cases, the broadcasters may be held criminally liable or be subject to major civil liabilities, which may materially and adversely impact our image, reputation, content offering and our attractiveness to users, thereby negatively impacting our business operations and financial results. In the event popular broadcasters are suspended from our platform as a result of inappropriate or illegal content, we may not be able to recoup or realize the expected returns on our investments made to engage such broadcasters.

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

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in mainland China, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common way to resolve disputes in mainland China, we face a higher risk of being the subject of intellectual property infringement claims. Under laws and regulations of mainland China, online service providers which provide storage space for users to upload works or links to other services or content could be held liable for copyright infringement under various circumstances, including situations where an online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes the copyrights of others and the provider realizes economic benefits from such infringement activities. In particular, there have been cases in mainland China in which courts have found online service providers to be liable for the posting of copyrighted content by users which was accessible from and stored on such providers’ servers. For example, in August 2018, a game publisher filed a suit against us as a co-defendant, claiming that one of the mobile games developed by us infringed the plaintiff’s licensed mobile game. The game publisher sought RMB20 million in damages and requested us to remove each version of such game from our platform. In November 2020, a local court in mainland China in charge of this case passed a first-instance judgment which was unfavorable to us. In this judgment, the local court held that one of the mobile games developed by us infringed the copyright of plaintiff’s licensed mobile game and our actions constitute unfair competition, and therefore we were ordered to pay the game publisher RMB20 million in damages and stop all the actions relative to unfair competition. We filed an appeal to overturn the first-instance judgment and the court handling our appeal ruled in favor of us in June 2023, overturning the first-instance judgment. In December 2023, the game publisher appealed for a retrial of the second-instance judgment, which was later granted. As of the date of this annual report, this case is still ongoing. We are also subject to the risk of being held liable for unauthorized postings or live performances of copyrighted content by our user, such as live-streaming of games over which we do not have license or copyright. In that event, our business, results of operations and financial conditions may be materially and adversely affected.

In addition, we may also be subject to allegations that are associated with the broadcasters and talent agencies on our platform. Even though we prevailed in a number of cases where the court rejected the plaintiff’s claims historically, we cannot assure you that we will always prevail in the cases we have been involved or may be involved. Regardless of the merits of such cases, if the final outcome is unfavorable to us, we may suffer certain damage to our financial position and reputation.

Although we have required our users to post only legally compliant and inoffensive materials and have set up screening procedures, our screening procedures may fail to screen out all potentially offensive, unauthorized or non-compliant user-generated content and, even if properly screened, a third party may still find user-generated content posted on our platform offensive and/or infringing and take action against us in connection with such content. In addition, we have entered into revenue-sharing arrangements with broadcasters and talent agencies on our platform, and we cannot assure you that courts in mainland China will not view these broadcasters or talent agencies as our employees or agents, deem us to have control over their activities on our platform and the content they upload or otherwise make available on our platform, determine that we have knowingly uploaded such infringing content on our platform and hold us directly liable for their infringement activities on our platform. We may also face litigations or administrative actions for defamation, negligence or other purported injuries resulting from the content we provide or the nature of our services. Such litigations and administrative actions, with or without merits, may be expensive and time-consuming, resulting in significant diversion of resources and management attention from our business operations, and adversely affect our brand image and reputation. Separately, as our business develops, the cost of carrying out these procedures and obtaining authorization and licenses for the growing content on our platform may increase, which may potentially have material and adverse effects on our results of operations.

In addition, while we are currently unaware of any material claims in jurisdictions outside of China alleging infringement of intellectual property rights, we cannot assure you that we will not become subject to such claims in other jurisdictions, such as the United States, by virtue of our ADSs being listed on the NYSE, the ability of users to access our platform from the United States and other jurisdictions, the performance of songs and other content which are subject to copyright and other intellectual property laws of countries outside China, including the United States, the unauthorized usage of intellectual properties by users, the ownership of our ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of foreign law by foreign courts or otherwise. In addition, as a publicly listed company, we are exposed to increased risk of litigation.

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

Since we do not have full control over what broadcasters live stream on our platform and what users communicate on our platform, our platform may be misused or abused by broadcasters or users. We have an internal control system in place to review and monitor live streams and will shut down any streams that may be illegal or inappropriate. However, because the methods and techniques used by those broadcasters or users who may attempt to abuse or misuse our platform evolve and change frequently, some in disguised form, and may not be recognized until a while later, we may be unable to anticipate these misconduct and misuse. We may not be able to identify all such streams and content, or prevent all such content from being posted, in a timely manner, or at all. Moreover, as we have limited control over the illegal or inappropriate behavior of our broadcasters and users, to the extent such behavior is associated with our platform, our ability to protect our brand image and reputation may be limited. Our business and public perception of our brand may be materially and adversely affected. In addition, in response to allegations of illegal or inappropriate activities conducted through our platform or any negative media coverage about us, government authorities of mainland China may intervene and hold us liable for non-compliance with laws and regulations in mainland China concerning the dissemination of information on the internet or others and subject us to administrative penalties, including confiscation of income and fines, or other sanctions, such as requiring us to restrict or discontinue some of the broadcasters, or features and services provided on our platform. Furthermore, certain behaviors of broadcasters or the talent agencies they belong to, such as tax evasion, that are not directly associated with our platform but cause the broadcasters to be banned from online broadcasting or other consequences, may nevertheless affect our brand. We may also be subject to criminal liability if we are involved in criminal offenses on our platform.

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

Although we have developed brand partly through word-of-mouth referrals, as we develop, we may conduct various marketing and brand promotion activities using various methods to continue promoting our brand. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect.

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

We rely on certain operating metrics, such as mobile MAUs and paying users, to evaluate the performance of our business. As our business evolves, the scope of such operating metrics may change. Our operating metrics are calculated using internal company data that have not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring these metrics across our large user base. For example, our mobile MAUs may not accurately reflect the actual number of people who accessed our platform through our mobile apps, as it is possible that some people may use more than one device, some people may share one device, and some people may access our platform through multiple channels.

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

We may not be able to procure sufficient bandwidth in a timely manner or on acceptable price and other terms or at all. Failure to do so may significantly impair user experience on our platform, decrease the overall effectiveness of our platform to users, broadcasters, talent agencies and advertisers, and increase costs and expenses. Our IT systems and content delivery network are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our IT systems. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes and cybersecurity-related threats as follows:

●	our technology, system, networks and our users’ devices have been subject to, and may continue to be the target of, cyber-attacks, computer viruses, malicious code, phishing attacks or information security breaches that could result in an unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of ours, our employees or sensitive information provided by our users, or otherwise disrupt our, our users’ or other third parties’ business operations;
●	we periodically encounter attempts to create false accounts or use our platform to send targeted and untargeted spam messages to our users, or take other actions on our platform for purposes such as spamming or spreading misinformation, and we may not be able to repel spamming attacks;
●	the use of encryption and other security measures intended to protect our systems and confidential data may not provide absolute security, and losses or unauthorized access to or releases of confidential information may still occur;
●	our security measures may be breached due to employee error, malfeasance or unauthorized access to sensitive information by our employees, who may be induced by outside third parties, and we may not be able to anticipate any breach of our security or to implement adequate preventative measures; and
●	we may be subject to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, or other events or disruptions.

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

Furthermore, such third-party online payment systems are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations in mainland China, which require them to comply with certain anti-money laundering requirements, including the establishment of a customer identification procedure, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. If a third-party payment system fails to perform its anti-money laundering obligations, it may be subject to fines or other proceedings in accordance with laws and regulations. If any of such third-party payment system fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

Almost all access to the internet in mainland China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with internet infrastructure in mainland China or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in mainland China has experienced significant growth during the past few years. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in mainland China will be able to support the demands associated with the continued growth in internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to accommodate the increases in traffic from expanding user base, and the adoption of our services may be hindered, which could adversely impact our business.

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

In addition, malicious software and applications may interrupt the operations of our mobile apps, websites, or PC clients and pass on such malware to our users which could adversely hinder user experience. Although we have been successfully blocking these attacks in the past, we cannot guarantee that this will always be the case. In the event that our users experience a malware attack by using our platform, they may associate the malware with our mobile apps, websites, or PC clients, which could materially and adversely affect our reputation, business, and results of operations.

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

Implementation and enforcement of intellectual property-related laws of mainland China is still evolving. Accordingly, protection of intellectual property rights in mainland China may not be as effective as in other countries or regions. In addition, the mechanisms to enforce intellectual property rights in mainland China may be inadequate to protect us, which could harm our business. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

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

In mainland China, the validity period of utility model patent rights or design patent rights is ten years and not extendable. As of March 31, 2024, we have 875 registered patents, 461 patent applications pending in mainland China and 42 additional patent applications under the patent cooperation treaty. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with sufficient protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. There are numerous U.S. and foreign issued patents and pending patent applications owned by others in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

Some of our products and services contain open-source software, which may pose particular risks to our proprietary software, products and services in a manner that negatively affects our business.

We use open-source software in some of our services and will continue to use open-source software in the future. There is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully.

Furthermore, because any software source code we contribute to open-source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely. As a result, we may be unable to prevent our competitors or others from using such software source code contributed by us.

Our business is sensitive to economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition and results of operations.

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. See “—We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.” In light of ongoing inflationary pressure in many countries, the Federal Reserve and other central banks outside of China have raised interest rates, and a series of banks underwent failures in 2023. The Russia-Ukraine conflict, the Hamas-Israel conflict, and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There also have been concerns about the relationship between China and other countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in mainland China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in mainland China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We may enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business, or our investments may be subject to loss. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties experiences negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, when appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the government authorities for the acquisitions and to comply with any applicable laws and regulations of mainland China, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the operational and financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, assets impairment loss, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

If we are deemed to be an investment company under the United States Investment Company Act of 1940, as amended, it may be required to institute burdensome compliance requirements and its activities may be restricted.

We do not believe that we are an “investment company” and we do not intend to become registered as an “investment company” under the United States Investment Company Act of 1940, as amended, or the Investment Company Act. Certain of our assets and our future holdings may be deemed to be “investment securities” within the meaning of the Investment Company Act. Under the Investment Company Act, a company is deemed to be an “investment company” if it (i) is engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, holding or trading in securities or (ii) owns or proposes to acquire investment securities having a value exceeding 40% of the value of the company’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. On a consolidated basis, a significant portion of our present assets as of December 31, 2023 consists of time deposits held for cash management purposes, which may be deemed to be “investment securities” within the meaning of the Investment Company Act. However, we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of providing online live streaming platforms and related services.

We seek to conduct our operations so that we do not meet the definition of an “investment company” under the Investment Company Act. Doing so may require us to forego potential future acquisitions of interests in companies that may be deemed to be “investment securities” within the meaning of the Investment Company Act. If we are unable to structure or operate our business in a manner that avoids investment company status under the Investment Company Act, we may be deemed to be an investment company within the meaning of the Investment Company Act. As a foreign private issuer, we would not be eligible to register under the Investment Company Act unless the SEC issued an order permitting us to do so. As a result, if we are deemed to be an investment company within the meaning of the Investment Company Act, we would either have to obtain exemptive relief from the SEC or dispose of investment securities in order to fall outside the definition of an investment company. Failure to avoid being deemed an investment company under the Investment Company Act, coupled with our inability as a foreign private issuer to register under the Investment Company Act, could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the New York Stock Exchange, which would materially and adversely affect the liquidity and value of the ADSs. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. Moreover, if we were deemed to be an investment company under the Investment Company Act and not exempted from the application of the Investment Company Act, contracts we enter into in violation of, or the performance of which entails a violation of, the Investment Company Act, including any securities sold in the United States or to U.S. persons, may not be enforceable against us. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.

Failure to maintain effective internal control over financial reporting could have a material and adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act, adopted rules requiring every public company to include a report from management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. In addition, the independent registered public accounting firm must report on the effectiveness of such company’s internal control over financial reporting. If we fail to maintain effective internal control over financial reporting, we will not be able to conclude and our independent registered public accounting firm will not be able to report that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 in our future annual report on Form 20-F covering the fiscal year in which this failure occurs. Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations develop or in an effort to remediate any significant control deficiencies that may be identified in the future.

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in mainland China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. For example, on December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, which will come into effect on July 1, 2024 and supersede the existing PRC Company Law. The changes are considerable in many respects and will have profound implications for companies incorporated in China, such as the five-year capital contribution timeframe for shareholders of limited liability companies to make their capital contributions in full. On February 6, 2024, the State Administration for Market Regulation issued a draft of the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law for public comments until March 5, 2024, which further specifies the criteria and protocols for registering and managing a company’s registered capital under the amended PRC Company Law. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Corporate Governance.” Since the amended PRC Company Law is relatively new and the foregoing draft implementation measures were released for public comments only, there are uncertainties as to the implementation and interpretation of the amended PRC Company Law and the adoption and effective date of its implementation measures. We will closely monitor the legislative developments concerning the amended PRC Company Law and its implementation measures and ensuring a prompt evaluation of any potential implications for our operations. In response to these changes, we may need to devote significant efforts and resources to adapt and conform our PRC corporate practices to the new regulatory regime. Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalties and our business may be harmed.

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

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

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

The regulatory and enforcement regime in mainland China with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different regulatory bodies of mainland China have enforced data privacy and protections laws and regulations with varying standards and applications, such as the Cybersecurity Review Measures and the Regulations on Protection of Critical Information Infrastructure. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Internet Content and Information Security” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Privacy Protection.” Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data.

As of the date of this annual report, the Cybersecurity Review Measures and the Regulations on the Management of Cyber Data Security (Draft for Comments) remain unclear on whether relevant requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside mainland China. In addition, there is uncertainty regarding whether we would be classified as a critical information infrastructure operator under the Regulations on Protection of Critical Information Infrastructure. We cannot predict the impact and interpretations of these regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Regulations on the Management of Cyber Data Security (Draft for Comments) mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listing (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our apps from application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration on such basis. In addition, if we are classified as a critical information infrastructure operator by any government authorities, we may be subject to obligations beyond those already met under the cybersecurity laws and regulations of mainland China. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities.

In general, compliance with the existing laws and regulations of mainland China, as well as any additional laws and regulations enacted by regulatory bodies of mainland China in the future, related to data security and personal information protection, may be costly and result in additional expenses, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how these laws and regulations will be implemented and interpreted in practice. On June 11, 2021, the Cyberspace Administration issued a notice requiring 129 named apps to rectify certain non-compliance related to collection of personal information, including our Huya Live app which was named for “collecting personal information that is not related to the functioning of the app.” We submitted a rectification report to the authorities on July 1, 2021. On July 19, 2021. The Ministry of Industry and Information Technology issued a notice requiring 145 apps named for infringement of users’ rights to complete rectification before July 26, 2021, including our Huya Live app which was named for “deceiving, misleading, and forcing users” by way of pop-up ads when users log onto the platform. We submitted a rectification report to the authorities on July 22, 2021. We have taken actions in response to the identified issues and completed the rectification as required. However, we cannot guarantee that we will not be involved in future regulatory actions and be subject to penalties as a result.

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. If these legislative and regulatory proposals are adopted, along with the uncertain interpretations and application thereof, they could potentially lead to fines or an order mandating changes to our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The European Union General Data Protection Regulation establishes requirements applicable to the processing of personal data, affords data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the European Union General Data Protection Regulation for financial or non-financial losses. If residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the European Union General Data Protection Regulation.

We have made investments in foundation models, generative AI and other technological advancements, and may face uncertainties with respect to their commercialization and the evolving laws and regulations applicable to us.

The live streaming platforms and online content communities are evolving with continued technological advancements. To foster the creation of content and better serve users and beyond, we have made investments in foundation models, such as large language model, and generative AI and have also allocated resources in these areas, including human resources and technology updates. Our success will depend on our ability to keep up with these technological advancements. For instance, applications of foundation models and generative AI to our products and services to cater to user needs may be essential for us to remain competitive in the market and any failure in maintaining or improving the effectiveness of these technologies may impede our understanding of user preferences and content creators, consequently adversely affecting our capability to manage content operations and user experience. Therefore, failure to keep up with technological advancement may result in a decline in demand for our products and services, which may in turn materially and adversely affect our business, financial condition, results of operations, and prospects. However, we cannot guarantee the success of implementing these technologies in our products and services, nor the effectiveness of our efforts and investments in these technological advancements. Furthermore, the research and development of technological changes and innovations may require substantial capital expenditures, along with the need for products or services upgrades. We cannot assure you that we will have necessary capital, or access to additional capital in a timely manner or on acceptable terms, to adequately support our investments in these technologies.

In addition, the regulatory and legal framework on generative AI of mainland China is also evolving rapidly. In recent years, the government authorities of mainland China have released a series of laws and regulations related to generative AI services, including the Administration Provisions on Algorithmic Recommendation of Internet Information Services, the Administrative Provisions on Deep Synthesis of Internet Information Services and the Interim Measures for the Administration of Generative Artificial Intelligence Services. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Artificial Intelligence.” However, these laws and regulations related to generative AI services are relatively new, and the competent government authorities of mainland China may introduce additional or more detailed laws and regulations to oversee the generative AI services. Therefore, we may need to comply with more compliance requirements in the field of generative AI, which may increase our compliance costs. We also face uncertainties with respect to such evolving laws and regulations as well as their interpretations and our business operations and development may be affected as a result.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all. Furthermore, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

To grow our business and remain competitive, we may require additional capital from time to time for our daily operation. For example, in November 2020, we entered into an agreement to obtain the usage right to a piece of land in Guangdong Province on which we are in the process of developing office space, which requires a significant amount of capital. See “Item 4. Information on the Company—D. Property, Plants and Equipment.” Our ability to obtain additional capital is subject to a variety of uncertainties, including:

●	our market position and competitiveness in the live streaming service, in particular, game live streaming;
●	our future profitability, overall financial condition, results of operations and cash flows;
●	general market conditions for capital raising activities by live streaming and other internet companies in mainland China;
●	foreign currency restrictions; and
●	economic, political and other conditions in mainland China and internationally.

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

Furthermore, we may be adversely affected by bank failures or other crises in the financial industry. For example, in March 2023, the Federal Deposit Insurance Corporation took control and was appointed as the receiver of Silicon Valley Bank. Although we do not hold funds at Silicon Valley Bank, we have funds at other banks, and if a bank or other financial institution at which a portion of our cash, cash equivalents or deposits is held fails in the future, our ability to access our existing cash, cash equivalents and deposits may be impacted and we may need to obtain capital from elsewhere. Our business and financial condition may be materially adversely affected as a result.

We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in mainland China and globally. Our business operations could be disrupted if one of our employees is suspected of having contracted COVID-19, H1N1 flu, avian flu, Ebola or another epidemic, since it could require our employees to be quarantined or our offices to be disinfected. Our results of operations could be adversely affected to the extent that the outbreak has any negative impact on the Chinese and global economy in general and the Chinese and global mobile internet and gaming industries in particular. The COVID-19 pandemic that first broke out in 2020 had caused major e-sports tournaments and game events have been canceled, delayed, shifted to online-only format or otherwise disrupted and consequently, our broadcasting and business plans in connection with these tournaments were also disrupted. Starting in December 2022, most of the travel restrictions and quarantine requirements in China were lifted. The situation has significantly improved and normalized in 2023, with the resumption of live events and activities outside the home. Additionally, any outbreaks of other health epidemics could pose challenges on us in navigating potential headwinds, affecting our business, financial condition, and results of operations.

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

Risks Related to Our Relationship with Our Controlling Shareholder

Our controlling shareholder will control the outcome of shareholder actions in our company.

On April 3, 2020, Linen Investment Limited, a wholly-owned subsidiary of Tencent, exercised its option to acquire 16,523,819 Class B ordinary shares for an aggregate purchase price of US$262.6 million in cash from JOYY Inc. On October 12, 2020, Linen Investment Limited entered into a share transfer agreement with certain affiliates of Mr. Rongjie Dong, our then chief executive officer and director, to purchase an additional 1,970,804 Class B ordinary shares, which agreement was terminated on July 12, 2021 concurrently with the termination of our proposed merger with DouYu in 2021. See “Item 4. Information on the Company.” On April 28, 2023, Linen Investment Limited entered into a definitive share transfer agreement with JOYY Inc. to acquire 38,374,463 Class B ordinary shares and the transaction was closed on May 5, 2023. As of March 31, 2024, Tencent held all of our outstanding Class B ordinary shares, resulting in 95.1% voting power in us calculated based on our total issued and outstanding shares. Tencent’s voting power gives it the power to control over certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NYSE requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

We may have conflicts of interest with Tencent and, because of Tencent’s controlling interest in our company, we may not be able to resolve such conflicts on favorable terms for us. Conflicts of interest may arise between Tencent and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Agreements with Tencent. We may enter into agreements with Tencent from time to time. Tencent may use its control over us to prevent us from bringing a legal claim against it in the event of a contractual breach by Tencent, notwithstanding our contractual rights under these agreements.

●	Developing business relationships with Tencent’s competitors. So long as Tencent remains as our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to serve the best interests of our company and our other shareholders.
●	Employee recruiting and retention. Because both Tencent and we are engaged in live streaming and online entertainment businesses in mainland China, we may compete with Tencent in the hiring of new employees and retaining talents.
●	Allocation of business opportunities. There may arise other business opportunities that both we and Tencent find attractive. If Tencent decides to take up such opportunities itself, we may be prevented from taking advantage of those opportunities.
●	Our directors may have conflicts of interest. As of the date of this annual report, a majority of our directors were appointed by Tencent. This relationship could create, or appear to create, conflicts of interest when these directors are faced with decisions with potentially different implications for Tencent and us.
●	Sales of shares in our company. Tencent may decide to sell all or a portion of our shares that it holds to a third party, including our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders.

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

Tencent, our controlling shareholder and strategic partner, is one of the largest internet companies in the world. Our business has benefited from our cooperation with Tencent. We cooperate with Tencent in a number of areas, such as content licensing, game-related services, advertising services, IT infrastructure and payment services. We cannot assure you that we will continue to benefit from our cooperation with Tencent and its affiliates in the future. To the extent we cannot maintain our cooperative relationships with Tencent on terms favorable to us or at all, including due to Tencent ceasing to be our controlling shareholder for any reason, we would need to source other business partners to provide replacement services. We cannot assure you that we will be able to find such partners or services on terms favorable to us or at all. Failure to do so could result in material and adverse effects on our business and results of operations.

We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NYSE Listed Company Manual because Tencent owns more than 50% of our total voting power for the election of directors. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and have relied on, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors, an exemption from the rule that we have to establish a nominating committee composed entirely of independent directors and an exemption from the rule that we have to establish a compensation committee that is composed entirely of independent directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.” As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

Current laws and regulations of mainland China impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet content. Specifically, foreign ownership of an internet content provider may not exceed 50%. We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and Guangzhou Huya Technology Co., Ltd., or Huya Technology, our wholly owned subsidiary in mainland China, is considered a foreign-invested enterprise. To comply with laws and regulations of mainland China, we conduct our business in mainland China through the variable interest entity, Guangzhou Huya, and its subsidiaries, based on a series of contractual arrangements by and among Huya Technology, Guangzhou Huya and its shareholders. As a result of these contractual arrangements, we have become the primary beneficiary of Guangzhou Huya for accounting purposes. Accordingly, we have consolidated the financial results of this variable interest entity and its subsidiaries in our consolidated financial statements under U.S. GAAP. The variable interest entity holds the licenses, approvals and key assets that are essential for our business operations.

In addition, in 2009, the General Administration of Press and Publication and other government authorities have issued the Notice on Further Strengthening the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, which prohibits the foreign investors to invest in online game-operating business in mainland China, including by way of variable interest entity structural similar to the one we adopted. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations Relating to Foreign Ownership Restrictions.” We do not have an online game operating business subject to such prohibition, nor are we aware of any companies that have adopted a corporate structure that is the same as or similar to ours having been penalized or terminated due to such prohibition. However, if the government deems otherwise, and if we, our subsidiaries in mainland China or the variable interest entity are found to be in violation of such prohibition, the General Administration of Press and Publication, in conjunction with regulatory authorities in charge, may impose applicable penalties, which in the most serious cases may include suspension or revocation of relevant licenses and registrations.

Investors in our ADSs are not purchasing equity interest in the variable interest entity in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the government of mainland China deems that our contractual arrangements with the variable interest entity do not comply with regulatory restrictions of mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless, if we are unable to assert our contractual rights over the assets of the VIE which contributed to 95.6% of our revenues in 2023. Our holding company in the Cayman Islands, the variable interest entity, and investors of our company face uncertainty about potential future actions by the government of mainland China that could affect the enforceability of the contractual arrangements with the variable interest entity and, consequently, significantly affect the financial performance of the variable interest entity and our company as a group.

In the opinion of our mainland China legal counsel, Commerce & Finance Law Offices, based on its understanding of the laws and regulations in mainland China, each of the contracts among our subsidiary in mainland China, the variable interest entity and its shareholders is valid, binding and enforceable in accordance with its terms. There are, however, uncertainties regarding the interpretation and application of current or future laws and regulations in mainland China. Thus, we cannot assure you that the government of mainland China will not take a view contrary to the opinion of our mainland China legal counsel. If we are found in violation of any laws or regulations of mainland China or if the contractual arrangements among Huya Technology, Guangzhou Huya and its shareholders are determined as illegal or invalid by the court in mainland China, arbitral tribunal or regulatory authorities, the governmental authorities may exercise their discretion in accordance with the applicable laws and regulations in dealing with such violation, including, without limitation:

●	revoke our business and operating licenses;
●	levy fines on us;
●	confiscate any of our income that they deem to be obtained through illegal operations;
●	require us to discontinue or restrict operations;

●	restrict our right to collect revenues;
●	block our mobile apps, websites, or PC clients;
●	require us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;
●	impose additional conditions or requirements with which we may not be able to comply; or
●	take other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct the business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the variable interest entity and its subsidiaries or the right to receive their economic benefits, we would no longer be able to consolidate the variable interest entity and its subsidiaries. We do not believe that any penalties imposed or actions taken by the government of mainland China would result in the liquidation of our company, Huya Technology, Guangzhou Huya and its subsidiaries.

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

All of these contractual arrangements are governed by and interpreted in accordance with law of mainland China. Disputes arising from these contractual arrangements between us and the variable interest entity will be resolved through arbitration in mainland China, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal framework and system in mainland China, particularly those relating to arbitration proceedings, is not as developed as other jurisdictions. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in mainland China, which could limit our ability to enforce these contractual arrangements and exert contractual rights over the variable interest entity. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the legal system of mainland China and the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us.”

The shareholders of the VIE have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

What is in the best interests of the variable interest entity may not be in the best interests of our company. We cannot assure you that when conflicts of interest arise, the nominee shareholders of the variable interest entity will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, the nominee shareholders of the variable interest entity may breach or cause Guangzhou Huya and its respective subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have existing arrangements to address such potential conflicts of interest; provided that we could, at all times, exercise our option under the exclusive option agreement to cause the nominee shareholders to transfer all of their equity ownership in Guangzhou Huya to a mainland China entity or individual designated by us, and this new shareholder of Guangzhou Huya could then appoint a new director of Guangzhou Huya to replace the existing directors. In addition, if such conflicts of interest arise, Huya Technology, our wholly owned subsidiary in mainland China, could also, in the capacity of attorney-in-fact for the nominee shareholders as provided under the relevant powers of attorney, directly appoint a new director of Guangzhou Huya. We rely on the nominee shareholders to comply with the laws of mainland China, which protect our contractual rights and provide that a director owes a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their position for personal gains. If we cannot resolve any conflicts of interest or disputes between us and the nominee shareholders of the variable interest entity, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to uncertainty as to the outcome of any such legal proceedings.

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020. The Foreign Investment Law embodies a regulatory trend in mainland China to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties still exist in relation to its interpretation and implementation of the Foreign Investment Law and its current implementation and interpretation rules. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in mainland China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council.

Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the laws and regulations in mainland China. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their securities.

As of March 31, 2024, our controlling shareholder Tencent held 95.1% voting power in us calculated based on our total issued and outstanding shares. In addition, the shareholder of the variable interest entity, Guangzhou Huya, is Linzhi Tencent Technology Co., Ltd., or Linzhi Tencent, which owns 100% of the equity interests in Guangzhou Huya.

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

Pursuant to the equity interest pledge agreements between Guangzhou Huya, the variable interest entity, and Huya Technology, our wholly-owned subsidiary in mainland China, and the shareholders of Guangzhou Huya, each shareholder of Guangzhou Huya agrees to pledge its equity interests in Guangzhou Huya to our subsidiary to secure Guangzhou Huya’s performance of its obligations under the contractual arrangements. The equity interest pledges of shareholders of variable interest entity under these equity pledge agreements have been registered with the local branch of the State Administration for Market Regulation of China. In addition, in the registration forms of the local branch of the State Administration for Market Regulation for the pledges over the equity interests under the equity interest pledge agreements, the aggregate amount of registered equity interests pledged to Huya Technology represents 100% of the registered capital of Guangzhou Huya. The equity interest pledge agreements with the VIE’s shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of that variable interest entity. However, it is possible that a court in mainland China may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the court in mainland China as unsecured debt, which takes last priority among creditors.

Our contractual arrangements with the variable interest entity may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements among our subsidiary in mainland China, the variable interest entity and its shareholders, we are effectively subject to turnover tax in mainland China on revenues generated by our subsidiaries from our contractual arrangements with the variable interest entity. Such tax generally includes the value-added tax in mainland China, or the VAT, primarily at a rate of 6% along with related surcharges. The applicable turnover tax is determined by the nature of the transaction generating the revenues subject to taxation. The mainland China enterprise income tax law requires every enterprise in mainland China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the tax authorities. These transactions may be subject to audit or challenge by the tax authorities of mainland China within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the tax authorities of mainland China were to determine that the contracts between us and the variable interest entity were not on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the tax authorities of mainland China could request that the variable interest entity adjust its taxable income upward for purposes of tax in mainland China. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by the variable interest entity and thereby increasing its entities’ tax liabilities, which could subject the VIE to late payment fees and other penalties for the underpayment of taxes. Our financial results may be materially and adversely affected if the variable interest entity’s tax liabilities increase or if it becomes subject to late payment fees or other penalties.

Risks Related to Doing Business in Mainland China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB had historically been unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, there can be no assurance that the PCAOB will be able to continue to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong in the future. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms headquartered in mainland China and Hong Kong, among other jurisdictions. There can be no assurance that the PCAOB will continue to determine that it can inspect and investigate completely audit firms headquartered in mainland China and Hong Kong, among other jurisdictions, at all times. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. In addition, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The significant oversight and discretion of the government of mainland China over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in mainland China. Our operations in mainland China are governed by laws and regulations in mainland China. The government of mainland China has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and social goals and policy positions. The government of mainland China has published policies that significantly affected certain industries and we cannot rule out the possibility that the government of mainland China will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation, and our ADSs may decline in value or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the mainland China government affecting our business.

Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.

The issuance and use of “virtual currency” in mainland China have been regulated since 2007 in response to the growth of the online games industry in mainland China. On January 25, 2007, the Ministry of Public Security, the Ministry of Culture and Tourism, the Ministry of Industry and Information Technology and the General Administration of Press and Publication jointly issued a circular regarding online gambling which has implications for the use of virtual currency. To curtail online games that involve online gambling, as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. On June 4, 2009, the Ministry of Culture and Tourism and the Ministry of Commerce jointly issued a notice regarding strengthening the administration of online game virtual currency.

Although we issue different virtual currencies to users on our platform for them to purchase various items to be used on our platform as well in online games, our service does not constitute online game virtual currency transaction services because users cannot transfer or trade these currencies among themselves. However, we cannot assure you that the regulatory authorities of mainland China will not take a view contrary to ours. If the regulatory authorities of mainland China deem any transfer or exchange on our platform to be a virtual currency transaction, then in addition to being deemed to be engaging in the issuance of virtual currency, we may also be deemed to be providing transaction platform services that enable the trading of such virtual currency. Simultaneously engaging in both of these activities is prohibited under the notice regarding strengthening the administration of online game virtual currency issued by the Ministry of Culture and Tourism and the Ministry of Commerce. In that event, we may be required to cease either our virtual currency issuance activities or such deemed “transaction service” activities and may be subject to certain penalties, including mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. Furthermore, our broadcasters and users may misuse our virtual currencies to engage in illegal conducts and disguise their illicit intent via the entertainment features available on our platform. As these misconducts usually take place in disguised form, we may not be able detect these illegal conducts in a timely manner, or at all. If we fail to timely detect these illegal conducts and eliminate them, we may be subject to administrative penalties as well as civil and criminal liabilities, which may materially and adversely affect our business, results of operations, financial condition and business prospects.

Changes in the economic, political or social conditions or government policies in mainland China could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in mainland China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in mainland China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in mainland China may from time to time be modified or revised. Economy in mainland China differs from the economies of other countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the economy in mainland China has experienced significant growth in the past decades, growth has been uneven across different regions and among different economic sectors, as evidenced by the slowing of the growth rate of the economy of mainland China since 2012. Any adverse changes in economic conditions in mainland China, in the policies of the government of mainland China or in the laws and regulations in mainland China could have a material adverse effect on the overall economic growth of mainland China. Such developments could adversely affect our business and results of operations, lead to reduction in demand for our services and adversely affect our competitive position. Therefore, investors of our company and our business face potential uncertainty from mainland China.

Uncertainties with respect to the legal system of mainland China and the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us.

The legal system of mainland China is based on written statutes where prior court decisions have limited value as precedents. The legal system of mainland China is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties. Moreover, because the laws, regulations, and standards in the legal system of mainland China are subject to interpretations, their application in practice may evolve over time as new guidance becomes available. This evolvement may result in additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalties and our business may be harmed.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since administrative and court authorities of mainland China have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

The approval of and filing with the China Securities Regulatory Commission or other government authorities in mainland China may be required in connection with our future offshore offerings and capital raising activities under law of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six regulatory agencies of mainland China in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China domestic companies and controlled by persons or entities of mainland China to obtain the approval of the China Securities Regulatory Commission prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the China Securities Regulatory Commission. If the approval of the China Securities Regulatory Commission is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the approval of the China Securities Regulatory Commission for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the China Securities Regulatory Commission or other regulatory authorities of mainland China, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On February 17, 2023, the China Securities Regulatory Commission released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “Overseas Listing Filing Rules”), which were formally implemented starting on March 31, 2023. According to the Overseas Listing Filing Rules, a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of domestic companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically. Pursuant to the Announcement Relating to the Notice on Filing Management Arrangements for Overseas Securities Offering and Listing by Domestic Companies issued by the China Securities Regulatory Commission, domestic companies that had been listed overseas prior to March 31, 2023 are “existing enterprises” that are not required to file with the China Securities Regulatory Commission with regard to their previous listing immediately. However, such companies are required to fulfill the filing requirements when they pursue any future securities offerings and listings for which filings are required as provided in the Overseas Listing Filing Rules, including but not limited to follow-on offerings, secondary listings and going private transactions.

Therefore, any such offerings or listings conducted by us in overseas markets will be subject to the filing procedures with the China Securities Regulatory Commission. If we fail to obtain required approval or complete other review or filing procedures, under the Overseas Listing Filing Rules or otherwise, for any future overseas securities offerings or listings, including but not limited to follow-on offerings, issuance of convertible bonds, secondary listings, offshore relisting after going-private transactions, and other equivalent offering activities, we may face sanctions by the China Securities Regulatory Commission or other regulatory agencies of mainland China, which may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in mainland China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. In addition, we are required to file a report to the China Securities Regulatory Commission after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. The China Securities Regulatory Commission or other regulatory authorities of mainland China also may take actions requiring us, or making it advisable for us, to halt our offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. Furthermore, if the China Securities Regulatory Commission or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

Our subsidiaries in mainland China and the variable interest entity are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in mainland China which in turn rely on consulting and other fees paid by the variable interest entity for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current regulations of mainland China permit our subsidiaries in mainland China to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in mainland China is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2023, we made appropriations of RMB122.4 million (US$17.2 million) to statutory reserves. Furthermore, if our subsidiaries in mainland China, the variable interest entity and its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the Enterprise Income Tax Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-mainland China-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the central government of mainland China and governments of other countries or regions where the non-mainland China-resident enterprises are incorporated. As of December 31, 2023, the undistributed earnings and reserves of our subsidiaries and the variable interest entity located in mainland China are considered to be indefinitely reinvested, because we do not have any present plan to utilize the funds in these subsidiaries or the variable interest entity located in mainland China for dividend declaration in the foreseeable future, and we intend to retain most of the available funds and any future earnings in these subsidiaries or the variable interest entity for use in the operation and expansion of our business.

Regulation and censorship of information disseminated over the mobile and internet in mainland China may adversely affect our business and subject us to liability for content streamed or posted on our platform.

Internet companies in mainland China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, the government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. Since 2018, the Chinese regulatory authorities have conducted the “Clean Up the Internet” campaign on a yearly basis, aiming to eliminate pornographic information and content in the internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. We may also be subject to other routine or specific campaigns from time to time. During the campaigns, government authorities have taken various measures such as shutting down websites, removing links, closing accounts, seizing publications and closing down mobile apps that contain illegal, harmful or obscene information.

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

We endeavor to eliminate illicit content from our platform. We have made substantial investments in resources to monitor content that users post on our platform and the way in which our users engage with each other through our platform. We use a variety of methods to ensure our platform remains a healthy and positive experience for our users. See “Item 4. Information on the Company—B. Business Overview—Content Moderation.” In response to the above-mentioned campaigns, we adopted various measures to prevent the dissemination of gambling, pornographic and other illicit information. Although we employ these methods to filter content posted by our users, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise non-compliant with law and regulations of mainland China. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, suspension or revocation of our licenses to operate in mainland China or a ban on our platform, including closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit content on our platform. Although our business and operations have not been materially and adversely affected by government campaigns or any other regulatory actions in the past, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users and customers, our revenues and results of operations may be materially and adversely affected and the value of our ADSs could be dramatically reduced.

We may be adversely affected by the complexity, uncertainties and changes in the regulation of mainland China relating to the internet industry and companies.

The government of mainland China extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement may change from time to time. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to the regulation of the internet business in mainland China include, but are not limited to, the following:

●	We only have contractual rights over our platform. Guangzhou Huya, the variable interest entity, owns our platform due to the restriction of foreign investment in businesses providing value-added telecommunication services in mainland China, including internet content provision services. If Guangzhou Huya breaches its contractual arrangements with us and no longer remains under our control, this may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

●	There are uncertainties relating to the regulation of the internet business in mainland China, including evolving licensing practices and the requirement for real-name registrations and its implementation in actual practice. Permits, licenses or operations at some of our subsidiaries and variable interest entity levels may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “—Risks Related to Our Business and Our Industry—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations may be materially and adversely affected” and “Item 4. Information on the Company—B. Business Overview” for details. In addition, if we were required to implement real-name registration system on our platform with stricter and higher standards, we may lose large numbers of registered user accounts for various reasons, because users may no longer maintain multiple accounts and users who dislike giving out their private information may cease to use our products and services altogether.
●	The evolving regulatory system in mainland China for the internet industry may lead to the establishment of new regulatory agencies. We are unable to determine what policies any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. Furthermore, new laws, regulations or policies may be promulgated or announced that will regulate internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The interpretation and application of existing mainland China laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in mainland China, including our business. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of regulation of internet business of mainland China.

On August 31, 2018, the Standing Committee of the National People’s Congress issued the E-commerce Law, which came into effect on January 1, 2019. Pursuant to the E-commerce Law, operators of e-commerce platforms shall verify and register the basic information of e-commerce operators on their platforms, including the identity, address, contact and administrative license, and establish archives with regular updates for such information. It further provides that operators of e-commerce platforms shall submit information on the identification of e-commerce operators to department for market regulation and submit e-commerce operators’ identification information and other information relating to tax payment to tax authority. Additionally, operators of e-commerce platforms shall record and save information released on their platform about commodities and services, and report to competent authorities, if such information show that e-commerce operators have failed to obtain the administrative license when they are subject to the administrative approval, or commodities sold or services offered by e-commerce operators are found to be in violation of certain requirements to safeguard personal safety, property security and the requirements on environmental protection, or to be prohibited by laws and administrative regulations.

The E-commerce Law establishes obligations to protect consumers for operators of e-commerce platforms, such as obligations to protect consumers’ personal information and record information of deals concluded on their platforms, obligations to refund guarantee deposits to consumers in a timely manner and obligations to noticeably label commodities or services ranked under competitive bidding with the word “Advertisement.” E-commerce operators shall not conduct false or misleading commercial publicity by fabricating transactions, making up user reviews or any other means, to cheat or mislead consumers. E-commerce platform operators shall not delete consumers’ ratings of commodities sold or services provided on the platform. We have carried out compliance work in accordance with these regulatory requirements. However, there are uncertainties with respect to the interpretation and implementation of the E-commerce Law and how it may impact our business operations. We cannot guarantee that the compliance measures we have taken are fully consistent with the interpretation of regulators, and there is a risk that the company will be punished by those regulators because of any non-compliance activities. In April 2022, the Cyberspace Administration launched the “Clear and Bright” campaign to rectify a variety of online misconduct, in response to which certain enforcement actions were launched. If the governmental authorities of mainland China determine that we are not in compliance with all the requirements under applicable laws and regulations relating to Internet content, we may be subject to fines and/or other sanctions such as an order to correct the violation, confiscation of illegal earnings, suspension or shutdown of the related business and website, cessation of business operation for rectification, and revocation of business license, any of which could disrupt our operations.

In conducting anti-monopoly and competition laws and regulations related scrutiny or action, governmental agencies and regulators may, among other things, prohibit future acquisitions, divestitures, or combinations we plan to make, impose significant fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify our operations. On July 10, 2021, the State Administration for Market Regulation decided to prohibit our proposed merger with DouYu following its antitrust review, as a result of which the proposed merger was terminated. The anti-monopoly regulators may also issue implementation rules or guidelines from time to time to reinforce their regulation on certain industrial sectors. For instance, on February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, which became effective on the same day, aiming at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. This guideline intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related merchants and service providers on online platforms, such as unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition. On June 24, 2022, the revised version of Anti-Monopoly Law was promulgated by the Standing Committee of the National People’s Congress. According to the revised Anti-monopoly Law, where a concentration of undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be approved by the anti-monopoly authority before parties implement the concentration. Furthermore, the Provisions on the Review of Concentrations of Undertakings issued by the State Administration for Market Regulation on March 10, 2023 further clarified the factors that should be considered to determine whether an undertaking acquires control over, or may exercise decisive influence on, other undertakings. As of the date of this annual report, other than the decision of the State Administration for Market Regulation to prohibit our proposed merger with DouYu in 2021, we have not been subject to any regulatory actions or investigations in connection with anti-monopoly and we do not expect that the Guideline on Anti-monopoly of Platform Economy Sector will have a material impact on our business. However, there remains uncertainties as to how this guideline and the revised Anti-Monopoly Law will be implemented, and we cannot assure you that the governmental authorities will not take an opposite opinion. Any failure or perceived failure by us to comply with this guideline and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

Currently there is no law or regulation specifically governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have for virtual assets.

While participating on our platform, our users acquire, purchase and accumulate some virtual assets, such as gifts or certain status. Such virtual assets can be important to users and have monetary value and, in some cases, are sold for actual money. In practice, virtual assets can be lost for various reasons, often through unauthorized use of the user account of one user by other users and occasionally through data loss caused by delays of network service, network crashes, or hacking activities. Apart from the Civil Code of China, which was passed by the National People’s Congress on May 28, 2020 and became effective on January 1, 2021, prescribing the protection of network virtual property according to the laws and regulations stipulating the protection of such property, the government of mainland China has not yet enacted any specific laws regarding virtual property rights. As a result, there is uncertainty as to who the legal owner of virtual assets is, whether and how the ownership of virtual assets is protected by law, and whether an operator of live streaming platform such as us would have any liability, whether in contract, tort or otherwise, to users or other interested parties, for loss of such virtual assets. Based on recent court judgments in mainland China, the courts have typically held online platform operators liable for losses of virtual assets by platform users and ordered online platform operators to return the lost virtual items to users or pay damages and losses. In case of a loss of virtual assets, we may be sued by our users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations.

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

Under the PRC Enterprise Income Tax Law and its implementation rules and administrative measures, an enterprise established outside mainland China with “de facto management bodies” within the People’s Republic of China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Although certain rules and measures issued by the State Administration of Taxation provide the definition of and the determination criteria for “de facto management bodies,” they only apply to offshore incorporated enterprises controlled by mainland China enterprises or mainland China enterprise group instead of those controlled by mainland China individuals or foreigners. Commerce & Finance Law Offices, our legal counsel as to mainland China law, has advised us that the determination criteria set forth therein may reflect the general position of the State Administration of Taxation on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by mainland China enterprises, individuals or foreigners.

Furthermore, we do not meet all of the conditions as set forth in these rules and measures, and therefore, we believe that we should not be treated as a “resident enterprise” for mainland China tax purposes even if the standards for “de facto management body” prescribed in this notice are applicable to us. For example, our minutes and files of the resolutions of our board of directors and the resolutions of our shareholders are maintained outside mainland China.

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

Finally, we face uncertainties on the reporting and consequences on private equity financing transactions, private share transfers and share exchange involving the transfer of shares in our company by non-resident investors. According to the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, issued by the State Administration of Taxation on February 3, 2015, an “indirect transfer” of assets of a mainland China resident enterprise, including a transfer of equity interests in a non-mainland China holding company of a mainland China resident enterprise, by non-mainland China resident enterprises may be re-characterized and treated as a direct transfer of mainland China taxable properties, if such transaction lacks reasonable commercial purpose and was undertaken for the purpose of reducing, avoiding or deferring mainland China enterprise income tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax, and tax filing or withholding obligations may be triggered, depending on the nature of the mainland China taxable properties being transferred. With respect to an indirect offshore transfer of assets of a mainland China establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the mainland China establishment or place of business being transferred and would consequently be subject to mainland China enterprise income tax at a rate of 25%. Where the underlying transfer relates to mainland China real properties or to equity investments in a mainland China resident enterprise, which is not related to a mainland China establishment or place of business of a non-resident enterprise, a mainland China enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Currently, this notice does not apply to the sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We cannot assure you that the tax authorities of mainland China will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations with respect to any internal restructuring, and our subsidiaries in mainland China may be requested to assist in the filing. Any tax of mainland China imposed on a transfer of our shares not through a public stock exchange, or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in our company.

The M&A Rules and certain other regulations in mainland China establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other adopted regulations and rules concerning mergers and acquisitions, such as the Anti-Monopoly Law last amended on June 24, 2022, the Rules of the State Council on Declaration Threshold for Concentration of Undertakings last amended on January 22, 2024 and the Provisions on the Review of Concentrations of Undertakings issued on March 10, 2023, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—M&A Regulations and Overseas Listings.”

On July 10, 2021, the State Administration for Market Regulation decided to prohibit our proposed merger with DouYu following its antitrust review. Accordingly, on July 12, 2021, the proposed merger was terminated. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of applicable regulations to complete such transactions could be time consuming, and any required approval processes, including clearing the antitrust review conducted by State Administration for Market Regulation and obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that it is unlikely that our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the Ministry of Commerce or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in mainland China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

The regulations in mainland China relating to offshore investment activities by mainland China residents may limit the ability of our subsidiaries in mainland China to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under law of mainland China.

The PRC State Administration of Foreign Exchange promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Round-trip Investment through Special Purpose Vehicles in July 2014 that requires mainland China residents or entities to register with the State Administration of Foreign Exchange or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such mainland China residents or entities must update their registrations with the State Administration of Foreign Exchange when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such mainland China citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 and amended on December 30, 2019 by the State Administration of Foreign Exchange, local banks examines and handles foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under the circular above from June 1, 2015.

If our shareholders who are mainland China residents or entities do not complete their registration with the local branches of the State Administration of Foreign Exchange, our subsidiaries in mainland China may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our subsidiaries in mainland China. Moreover, failure to comply with the registration described above could result in liability under laws of mainland China for evasion of applicable foreign exchange restrictions. We may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we cannot compel our beneficial owners to comply with the registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are mainland China residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, the laws and regulations. Failure by such shareholders or beneficial owners to comply with laws and regulations, or failure by us to amend the foreign exchange registrations of our subsidiaries in mainland China, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

The regulation in mainland China of direct investment and loans by offshore holding companies to mainland China entities may delay or limit us from using offshore assets, including the proceeds of our initial public offering, to make additional capital contributions or loans to our subsidiaries in mainland China.

We are an offshore holding company conducting our operations in mainland China through our subsidiaries in mainland China, the variable interest entity and its subsidiaries. We may make loans to our mainland China subsidiary, the variable interest entity and its subsidiaries, or we may make additional capital contributions to our subsidiaries in mainland China.

Any loans by us to our subsidiaries in mainland China, which are treated as foreign-invested enterprises under law of mainland China, are subject to regulations and foreign exchange loan registrations of mainland China. For example, loans by us to our mainland China subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the competent local counterpart of the State Administration of Foreign Exchange, or filed with the State Administration of Foreign Exchange in its information system. We may also decide to finance our subsidiaries in mainland China by means of capital contributions. These capital contributions must be filed with the Ministry of Commerce and the State Administration for Market Regulation, or their local counterparts. Due to the restrictions imposed on loans in foreign currencies extended to any mainland China domestic companies, we are not likely to make such loans to the VIE and the VIE’s subsidiaries, which are mainland China domestic companies. Furthermore, we are not likely to finance the activities of the VIE and the VIE’s subsidiaries by means of capital contributions due to regulatory restrictions relating to foreign investment in mainland China domestic enterprises engaged in internet content services.

Pursuant to the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, which became effective on June 1, 2015, and the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, which was promulgated in June 2016, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. These regulations, therefore, have substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. According to these regulations, foreign-invested enterprises can use these Renminbi capital, foreign debt and repatriated funds raised through overseas listing at their discretion and the State Administration of Foreign Exchange will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, it is still unclear whether foreign-invested enterprises, such as our subsidiaries in mainland China, are permitted to provide intercompany loans to the VIE and the VIE’s subsidiaries. In addition, the State Administration of Foreign Exchange promulgated the Circular Regarding Further Promotion of the Facilitation of Cross- Border Trade and Investment on October 23, 2019, pursuant to which all foreign-invested enterprises can make equity investments in mainland China with their capital funds in accordance with the law. It is also unclear if the State Administration of Foreign Exchange will permit the use of these capital funds for equity investments in mainland China in practice. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Currency Exchange and Dividend Distribution.”

In light of the various requirements imposed by regulations of mainland China on loans to and direct investment in mainland China entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our subsidiaries in mainland China may be negatively affected, which could adversely affect the liquidity of our subsidiaries in mainland China and the ability of our subsidiaries in mainland China to fund its working capital and expansion projects and meet its obligations and commitments.

Failure to comply with regulations of mainland China regarding the registration requirements for employee stock ownership plans or share option plans may subject the plan participants in mainland China or us to fines and other legal or administrative sanctions.

Pursuant to the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, mainland China residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to the PRC State Administration of Foreign Exchange or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are mainland China citizens or who are non-mainland China residents residing in mainland China for a continuous period of not less than one year, subject to limited exceptions, and who have been granted incentive share awards by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by the State Administration of Foreign Exchange in 2012. Pursuant to this regulation, mainland China citizens and non-mainland China citizens who reside in mainland China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the State Administration of Foreign Exchange through a domestic qualified agent, which could be the mainland China subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are mainland China citizens or who reside in mainland China for a continuous period of not less than one year and who have been granted options are subject to these regulations when our company became an overseas listed company. Failure to complete the registrations with the State Administration of Foreign Exchange may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our subsidiaries in mainland China and limit the ability of our subsidiaries in mainland China to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under law of mainland China. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Currency Exchange and Dividend Distribution—Stock option rules.”

The State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in mainland China who exercise share options or are granted restricted shares will be subject to individual income tax of mainland China. Our subsidiaries in mainland China have obligations to file documents related to employee share options or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to the laws and regulations, we may face sanctions imposed by the tax authorities or other mainland China governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Currency Exchange and Dividend Distribution—Stock option rules”

It may be difficult for overseas regulators to conduct investigations or collect evidence within mainland China.

Shareholder claims or regulatory investigations that are common in jurisdictions outside mainland China are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

Governmental regulation of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

We receive substantially all of our revenues in Renminbi. Under existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange or banks designated by the State Administration of Foreign Exchange by complying with certain procedural requirements. Therefore, our subsidiaries in mainland China are able to pay dividends in foreign currencies to us without prior approval from the State Administration of Foreign Exchange. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The government of mainland China may also at its discretion manage access to foreign currencies for current account transactions in the future. If the foreign exchange management system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under law of mainland China, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the branch of the Administration of Industry and Commerce.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our subsidiaries in mainland China, the variable interest entity and its subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our subsidiaries in mainland China, the variable interest entity and its subsidiaries are members of our senior management team who have signed employment agreements with us or our subsidiaries in mainland China, the variable interest entity and its subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our entities in mainland China, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries and variable interest entity (including its subsidiaries). Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our subsidiaries in mainland China, the variable interest entity or its subsidiaries, we or our subsidiaries in mainland China, the variable interest entity and its subsidiaries would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our leased property interest may be defective and our right to lease the properties affected by such defects challenged, which could cause significant disruption to our business.

Under laws of mainland China, all lease agreements are required to be registered with the local housing authorities. We presently lease seven premises in mainland China, and the landlords of these premises have not completed the registration of their ownership rights or the registration of our leases with the authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China and as a result of the conflict between Ukraine and Russia and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the “Phase One” agreement was signed between the United States and China on trade matters, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. The situation is further complicated by the political tensions between the United States and China that escalated due to, among other things, trade disputes and the COVID-19 pandemic. In addition to the historical events, the relationships between the United States and China continued to be subject to uncertainties. In the event that any of our major business partners become subject to sanctions or restrictions by the U.S. government, our business may be adversely affected.

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

The trading price of our ADSs has been volatile. The trading price of our ADSs could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in mainland China that have listed their securities in the United States. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our ADSs, regardless of our operating performance. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow and operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new product and service offerings, solutions and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	regulatory developments affecting us or our industry;
●	our controlling shareholder’s business performance and the trading price of its stock;
●	detrimental adverse publicity about us, our shareholders, affiliates, directors, officers or employees, our content offerings, our business model, our services or our industry;
●	announcements of new regulations, rules or policies relevant for our business;
●	any share repurchase program or dividend declarations;
●	additions or departures of key personnel; and
●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. In addition, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of individual companies. These market and industry fluctuations may significantly affect the trading prices of our listed securities.

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

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. With respect to matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder to any person or entity who is not an affiliate of such holder, or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person or entity who is not an affiliate of the holder of such Class B ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

As of March 31, 2024, Tencent, our controlling shareholder, beneficially owned all of our issued and outstanding Class B ordinary shares, which constituted 66.0% of our total issued and outstanding share capital and 95.1% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, the holder of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holder may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. The exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2023, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States federal income tax consequences.

We will be a “passive foreign investment company,” or PFIC, if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (generally as determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the variable interest entity (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operations of such entities, but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

Based upon the nature and composition of our assets (in particular the retention of a substantial amount of cash, deposits, and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we or any of our subsidiaries is a PFIC in any taxable year, a U.S. holder, as defined in “Item 10. Additional Information-E. Taxation-United States Federal Income Tax Considerations,” will generally be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. holder may be subject to burdensome reporting requirements. Furthermore, if we are a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. holder were to make a “deemed sale” election with respect to the ADSs or Class A ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price of or trading volume for our ADSs to decline.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our ADSs for return on your investment.

We declared a special cash dividend on March 19, 2024 of US$0.66 per ordinary share, or US$0.66 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on May 10, 2024. The ex-dividend date will be May 9, 2024. The total amount of cash to be distributed for the dividend is expected to be approximately US$150 million, which will be funded by surplus cash on our balance sheet. The payment date for holders of ordinary shares and holders of ADSs is expected to be on or around May 24, 2024. The dividend to be paid to holders of our ADSs through the depositary bank will be subject to the terms of the deposit agreement.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, that we receive from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no assurance that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

Under the deposit agreement for the ADSs, if you do not timely and properly give voting instructions to the depository as to how to vote the underlying Class A ordinary shares represented by your ADSs, the depositary will give us or our nominee a discretionary proxy to vote the underlying Class A ordinary shares represented by your ADSs at shareholders’ meetings unless:

●	we have failed to timely provide the depositary with notice of meeting and related voting materials;
●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

We adopted our stock incentive plan, or the 2017 Share Incentive Plan, in July 2017, for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We adopted an amended and restated 2017 share incentive plan in March 2018, or the Amended and Restated 2017 Plan. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. Under the Amended and Restated 2017 Plan, we are authorized to grant options to purchase Class A ordinary shares of our company and restricted share units to receive Class A ordinary shares. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2017 Plan is 28,394,117. As of March 31, 2024, options to purchase 119,002 Class A ordinary shares have been granted and are outstanding, and 2,779,503 restricted share units have been granted and are outstanding under the Amended and Restated 2017 Plan.

We adopted the 2021 Share Incentive Plan, effective on June 22, 2021. We may only grant restricted share units pursuant to the 2021 Share Incentive Plan. We adopted an amended and restated 2021 share incentive plan in September 2022, or the Amended and Restated 2021 Plan. Under the Amended and Restated 2021 Plan, the maximum aggregate number of shares of our company available for grant of awards is 8,018,111 Class A ordinary shares. As of March 31, 2024, 5,590,592 restricted share units have been granted and are outstanding under the Amended and Restated 2021 Plan.

For the fiscal year ended 2023, we recorded share-based compensation of RMB78.3 million (US$11.0 million), related to the Amended and Restated 2017 Plan and the Amended and Restated 2021 Plan.

On April 3, 2020, Linen Investment Limited exercised its option to acquire 16,523,819 Class B ordinary shares from JOYY Inc. and became our controlling shareholder. Pursuant to the 2017 Share Incentive Plan and option agreements with grantees, all of the share options shall be deemed vested and exercisable immediately in the event of a change of control, regardless of the vesting schedule. Accordingly, upon the aforementioned share transfer, options to purchase 8,343,527 Class A ordinary shares were deemed vested and exercisable immediately, and share-based compensation expense of RMB57.7 million was immediately recognized.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations with respect to a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and
●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

As an exempted company incorporated in the Cayman Islands that is listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We follow home country practice and have a two-member audit committee, in lieu of the requirement of NYSE Listed Company Manual Section 303A.07 to have an audit committee with at least three members. Additionally, Section 303A.08 of the NYSE Listed Company Manual requires that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. We have followed our home country practice in this regard and did not seek shareholders’ approval when we approved the 2021 Share Incentive Plan, effective on June 22, 2021, and the Amended and Restated 2021 Plan, effective on September 8, 2022. Furthermore, Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual. In addition, Section 302.00 of the NYSE Listed Company Manual requires that we must hold an annual general meeting of shareholders during each fiscal year. We have followed our home country practice in lieu of the provisions of Section 302 and did not hold an annual general meeting of shareholders in 2022 and 2023. We may also rely on other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

Our Huya platform was launched in 2014, as a game live streaming business unit of JOYY Inc., or JOYY. In August 2016, Guangzhou Huya, the variable interest entity, was established. JOYY controlled Guangzhou Huya through a set of contractual arrangements. As of December 31, 2016, JOYY completed the transfer of all assets, including trademarks, domain names, business contracts and tangible assets, relating to our business from JOYY to Guangzhou Huya.

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

In March 2018, we completed our series B financing with Linen Investment Limited, a wholly-owned subsidiary of Tencent. Tencent obtained an exclusive right but not an obligation, exercisable at its sole discretion during certain period, to purchase additional shares from our company and/or from JOYY so that its voting power in our company could reach a pre-agreed threshold.

On May 11, 2018, our ADSs commenced trading on the NYSE under the symbol “HUYA.”

In July 2018, as a step to expand our business presence outside mainland China, we incorporate HUYA PTE. LTD. in Singapore as a wholly-owned subsidiary of Tiger Information Technology Inc., which is a Cayman Islands company wholly owned by HUYA Inc.

On April 3, 2020, Linen Investment Limited exercised its right and acquired 16,523,819 Class B ordinary shares for an aggregate purchase price of US$262.6 million in cash from JOYY. As a result of the closing of the transaction, Tencent became our controlling shareholder.

On April 28, 2023, Linen Investment Limited entered into a definitive share transfer agreement to acquire 38,374,463 Class B ordinary shares from JOYY. As a result of the closing of the transaction, JOYY does not hold any shares of our company and Tencent holds all of the outstanding Class B ordinary shares of our company.

We are a holding company and we currently conduct our business in mainland China mainly through Huya Technology and its subsidiary, Hainan Huya Entertainment Information Technology Co., Ltd., and the variable interest entity, Guangzhou Huya, and its subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” We rely principally on dividends and other distributions from Huya Technology and service fee income from Guangzhou Huya for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Guangzhou Huya holds an ICP License and other permits that are necessary for operating our business in mainland China.

Our principal executive offices are located at Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou, 511446, the People’s Republic of China. Our telephone number at this address is +86 (20) 2290-7888. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

All information we file with the SEC can be obtained over the internet at SEC’s website at www.sec.gov. You can also find information on our website https://ir.huya.com. The information contained on our website is not a part of this annual report.

B.Business Overview

We are a leading game live streaming platform in mainland China. Through cooperation with e-sports tournament and game event organizers, as well as major game developers and publishers, we have developed e-sports live streaming as one of the most popular content genres on our platform. In addition to rich content in game and e-sports genres, we also offer non-game entertainment content, such as talent shows, anime, outdoor activities, live chats, and online theater. Having diverse content from numerous sources and in different genres enables us to continually provide users with superior experience and enhance user stickiness to our platform. Building on our success in mainland China, we have started our operations overseas since May 2018 mainly through Nimo TV, our game live streaming platform for overseas markets.

We have created a community for game enthusiasts of the young generation. With our game live streaming content, we have established ourselves as a platform where game lovers come together to connect and share common interests and passion. Our users interact with one another with the support of our platform’s social functions, such as bullet chatting, real-time commenting and gifting. The real-time interactions on our platform cultivate a sense of belonging, which increases our user stickiness, forming a solid user base for the consumption of our other non-game content.

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

Our content is dynamic. Beyond the real-time improvisation of broadcasters during live streaming sessions, the real-time interactions between viewers and broadcasters or among viewers create user-generated content, which subsequently becomes an integral part of the overall entertainment and social experience provided on our platform. The content enhances the sense of involvement and makes it more fun to watch live streaming.

Starting from 2023, we also have been striving to further diversify our operational activities and deepen cooperation with game companies, solidifying our position in the game live streaming market and increasing our presence in the game value chain. In particular, we are undertaking a strategic transformation to expand our presence in the game industry, exploring new opportunities that complement our user community and content ecosystem to drive sustainable long-term business development. In doing so, we have outlined a three-year plan with key objectives of driving a shift in our commercialization roadmap by offering more game-related services such as game distribution, in-game item sales, and game advertising, while also optimizing content creators’ income structure to boost their financial rewards and better align our content costs with our revenues. To support these goals, we are proactively adjusting various aspects of our business for a more targeted allocation of internal resources.

Our technology platform is designed for reliability, scalability and flexibility. Leveraging our technological capabilities in the fields of big data and artificial intelligence (AI), live streaming, and infrastructure, we deliver superior user experience and conduct operation in an efficient manner.

Our Users

Our user base consists mainly of the young generation, who are generally more open-minded and tech-savvy, with an interest in games and other forms of entertainment. As we continue to provide rich and high-quality content offerings and various interactive features, we have been able to maintain a large user base. The average mobile MAUs for Huya Live in 2023 was 84.1 million, compared to 84.3 million in 2022.

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

Our Content

We offer comprehensive live streaming content with a primary focus on games. Game live streaming has been a key content offering of our platform since our inception. In response to users’ growing interests, we also encourage our broadcasters to create and share other entertainment content, which encompasses talent shows, anime, outdoor activities, live chats, online theater, and other genres. We have leveraged big data and AI technology to analyze our users’ viewing preferences, make more accurate content recommendations, and improve content creation quality and efficiency. Our content library is constantly evolving and growing and enjoys an integration of user-generated content, professional-user-generated content and professionally-generated content. While broadcasters are the focal points of the live streams, the viewers themselves introduce additional meaning and context to the content when they express themselves to broadcasters or other viewers, thus creating a dynamic content.

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

Games

Live streaming of game content, such as gameplay, e-sports tournaments and game events, has attracted a large number of users on our platform. Leveraging our close relationship with game developers and publishers as well as popular game broadcasters, e-sports leagues and players, we are able to consistently offer high-quality and engaging game live streams to our users. We actively track viewership growth and community feedback with respect to new game titles to identify trending games and allocate our broadcaster resources accordingly ahead of emerging surge in demand of such game content. Among the game titles streamed on our platform, League of Legends, Honor of Kings, Counter-Strike 2, PeaceKeeper Elite and Crossfire, all being e-sports games, were among the most watched games in terms of total viewing time in 2023.

We cooperate with e-sports tournament and game event organizers, game developers and game publishers to identify trending e-sports competitions and secure live streaming rights of matches and tournaments favored by our community. Staring from 2022, we adopted a stricter screening process for content procurement and production to increase our investment efficiency and to offer high-quality live streams of e-sports tournament and game events to our users. For example, under a license agreement entered into in April 2021 and amended in January 2023, we acquired the exclusive broadcasting rights in mainland China for League of Legends Pro League from 2021 to 2022 and the non-exclusive broadcasting rights in mainland China for League of Legends Pro League and League of Legends World Championship from 2023 to 2025. In November 2021, we reached an agreement with ESL Gaming and acquired the exclusive media rights in mainland China for ESL’s Dota 2 and ESL Mobile ecosystems, as well as ESL Pro Tour for CS:GO and StarCraft® II from 2022 to 2023. Securing the broadcasting rights for these major e-sports tournaments further demonstrates our platform’s brand value and influence in mainland China’s e-sports industry. We provided live streaming services for 235 third-party licensed e-sports tournaments and game events in 2023, over some of which we have also obtained exclusive broadcasting rights.

We also continued to proactively produce and organize e-sports tournaments and game events that further complement the viewing experiences of game enthusiasts. Huya Thunder Series, a tournament for Honor of Kings, Huya All-Star Cup, a Peacekeeper Elite tournament, and Huya Platform Qualifiers for Demacia Cup, a tournament for League of Legends are among the most popular e-sports tournaments and game events that were produced and organized by us in 2023.

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

Besides, we also continued to offer our own original content produced in-house or in collaboration with quality third-party partners. In 2023, we produced a number of popular shows such as Huya Kungfu Carnival, a mixed martial arts competition and Huya Boom Night, our annual gala event.

In 2023, we live streamed 95 in-house produced e-sports tournaments and game events, and entertainment shows.

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

We manage, support and promote our broadcasters based on their respective level of popularity and quality of content. For the most popular broadcasters, we cooperate with them and their talent agencies to develop individualized promotion strategies and help them continue to generate top-quality content. We also utilize our data analytic capability to identify broadcasters that have shown great potential, based on ranking and popularity trends, and devote appropriate resources to them. Leveraging our strong data analytic capability and AI-enabled technology, we are able to recommend content generated by promising broadcasters to interested users, thus bringing increasing user traffic and improving their popularity. We are also committed to nurturing and promoting our amateur broadcasters, which we believe is important for the sustainable growth of our broadcaster community and the development of our diversified content. We help those amateur broadcasters improve their content quality as well as their attractiveness on our platform by providing technical support and pairing them with talent agencies if necessary. We also allow broadcasters to upload their recorded video clips to our platform, and we selectively record and edit live streaming gameplays of certain popular broadcasters and turn them into video clip highlights.

Our effective management of broadcasters is also reflected in our ability to promptly attract and motivate broadcasters to live stream new popular games. When a new popular game is released, we usually establish a dedicated channel on our platform and are able to quickly attract and motivate many broadcasters to live stream this game title, and thus attracting user audience.

All broadcasters streaming on our platform need to enter into standard broadcaster agreements with us. For certain popular or promising broadcasters, we may also enter into customized cooperation agreements with them to facilitate closer collaboration. These customized cooperation agreements typically have a term ranging from one to five years and generally contain exclusivity clauses that require the contracted broadcasters to live stream exclusively on our platform during the contractual term. Our broadcasters and their talent agencies generally are entitled to share a percentage of the proceeds generated from the sales of products and services attributed to their live streams. To certain popular broadcasters, we also pay additional fees that are mostly associated with specific requirements such as active days, content volume and popularity rankings. We provide guidelines and continually monitor to ensure the legitimacy of the live streams content of our broadcasters.

Talent Agencies

The scale and vibrancy of our platform and community have also attracted a large number of talent agencies to recruit, manage, train, support and promote our broadcasters. Talent agencies that cooperate with us vary in size, ranging from associations of a couple of broadcasters to professional agency firms managing thousands of popular broadcasters.

We generally manage our broadcasters through cooperation with talent agencies. Talent agencies are involved in every step of the broadcaster development process—from recruitment and live streaming training, to promotion strategies. We provide guidance on content monitoring, compliance and corporate governance training to talent agencies to improve their management efficiency and quality and ensure their healthy development. We also have a series of rules, guidelines and policies in place to regulate and manage talent agencies that cooperate with us. Talent agencies are required to provide ongoing compliance trainings to broadcasters under their management as well as monitor and review relevant streams. Talent agency can join our platform by registering with us online. Certain talent agencies with the capacity to produce a large volume of high-quality content and manage a considerable pool of talent may be recognized as platinum talent agencies or diamond talent agencies upon our thorough assessment of their qualifications and broadcaster portfolios. We provide platinum and diamond talent agencies with additional resources to promote and develop their broadcasters.

Our Platform

Our platform includes the mobile apps, websites, and PC clients through which users can access our content anywhere, anytime. We offer a variety of features, tools and services to our users on our platform. Viewers primarily access our platform through our “Huya Live” mobile app, including its associated mini programs and the app on smart TV and other smart devices, our website “www.huya.com”, or our PC clients. Broadcasters primarily live stream through our “Huya Assistant” and “Huya Mobile Game” mobile apps and our PC clients. Our mobile apps are primarily available for download from Apple app store and various Android app stores of smart devices.

We have expanded our platform to cater to users outside our home market since 2018. In May 2018, we launched Nimo TV that operates game live streaming in overseas markets. Users and broadcasters overseas primarily access our platform through our “Nimo TV” mobile app or our websites “www.nimo.tv”.

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

Game-related services. To facilitate our game distribution services, we offer a game center module where users can pre-order and download games, obtain gift game toolkits, and view game information. To develop our in-game item sales services, we have rolled out an in-game item mall function that provides a convenient overview of game prop products available. Users can purchase in-game items directly from the yellow shopping carts on selected broadcasters’ channels while watching these broadcasters’ live content.

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

Overseas Initiatives

We began our business operations overseas in May 2018 mainly through Nimo TV, our game live streaming platform for overseas markets. In December 2023, we acquired a 100% equity interest in a global mobile application service provider from Tencent. Aligning with our strategic business transformation emphasizing game-related service offerings and relevant commercialization, this acquisition of the mobile application service provider aims to enhance our ability to promote and distribute game applications in international markets, while creating synergies with Nimo TV.

Monetization

At present, we monetize our user base mainly through live streaming services and advertising services. Revenues from live streaming services are primarily generated from the sales of products and services that our users purchase on our live streaming platform. We share revenues generated on our platform with broadcasters and talent agencies. Revenues from advertising services are primarily generated from advertisements placed on our live streaming platform. In addition, we generate revenues from other monetization methods including game-related services, on-line games and sub-licensing.

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

Consumable virtual items mainly serve as gifts to broadcasters. Special visual effects, such as thumbs-up, planes, or treasure boxes, on the screen will be generated during live streaming when these gifts are presented to the broadcasters by users. Purchase and use of these virtual items are an interactive way for users to participate in live streams, which stimulate interactions between broadcasters and users and encourage users to contribute to live streams, rather than merely viewing.

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

Game-related Services and Others

In addition to the advertising services mentioned above, we also generate a portion of our revenues from game distribution and in-game item sales services in pursuit of our strategic transformation to expand our presence in the game industry and offer more game-related services.

We develop and operate certain mobile games jointly with third-party distribution platforms and game-related apps. Our users can access those games through our platform and purchase in-game items that enhance their playing experience.

Furthermore, we also derive a portion of our revenues from sub-licensing certain licensed e-sports content. This involves our acquisition of broadcasting rights for e-sports tournaments and game events from e-sports content providers, some of which permit sub-licensing to other live streaming platforms.

Content Moderation

We are committed to complying with the laws and regulations on online content and dedicated to the protection of third-party copyrights. We have invested significant resources in developing advanced content monitoring and copyright protection technologies, policies and procedures.

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

Finally, we have adopted an easy-to-use and responsive abuse reporting mechanism on our platform, which allows any of our users to report inappropriate content through “report” links. Users can also report inappropriate content and other incidents via our dedicated hotlines and online customer feedback portal. Any content being reported will be reviewed by our manual content screening team and appropriate actions will be taken.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of March 31, 2024, we have registered 875 patents in mainland China, and have applied for 461 additional patents with the PRC State Intellectual Property Office and 42 additional patents under the patent cooperation treaty. In mainland China, it generally takes up to one year for the Patent Office under the State Intellectual Property Office to review, and approve or deny applications of patents in the category of utility model or design and two to five years in the category of invention. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Intellectual Property Rights—Patents.”

We have registered 297 software copyrights and 87 copyrights of artworks with the PRC National Copyright Administration. We have 282 registered domain names, including huya.com. As of March 31, 2024, we have 1,111 registered trademarks in mainland China (including Hong Kong, Macao and Taiwan) and 454 registered trademarks overseas, including our “Huya”, “虎牙” and “虎牙直播” trademarks, and are in the process to register additional 114 trademarks.

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

Competition

As a leading player in the online live streaming market of mainland China, we face competition from providers of similar services, such as DouYu, and other online entertainment platforms, such as Bilibili, Kuaishou, and Douyin. Online live streaming platforms that focus on games content compete directly with us for users and broadcasters. In addition, we compete with other large video streaming platforms, social media platforms and other platforms offering online entertainment. We also compete with other advertising channels in providing online advertising services. As we are undertaking strategic transformation to expand our presence in the game industry, we may also face additional competition from that industry. Some of our competitors may have longer operating histories, significantly larger user bases, more established brand names, broader product or service offerings, significantly greater financial, technical and marketing resources than we do or have long-term strategic relationships with game developers or publishers, and in turn may have an advantage in attracting and retaining users, broadcasters, talent agencies, advertisers and other business partners. We believe that our ability to compete effectively for users depends upon many factors, including the variety of our content, user experience on our platform, retention of key broadcasters, effectiveness of content monitoring and review, our relationship with business partners, our marketing efforts and reputation of our brands.

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

Government Regulations

As the live streaming industry is still evolving in mainland China, new laws and regulations may be promulgated from time to time to introduce new regulatory requirements, including but not limited to, requirements of obtaining new licenses and permits in addition to those we currently have. There are uncertainties on the interpretation and implementation of current and future laws and regulations of mainland China, including those applicable to the live streaming industry and our business. This section sets forth a summary of the most significant laws and regulations that are applicable to our current business activities in mainland China and that affect the dividends payment to our shareholders.

Regulations on Telecommunications Services

In September 2000, the State Council issued the Regulations on Telecommunications of China, as amended on July 29, 2014 and February 6, 2016 and amended on June 9, 2019, to regulate telecommunications activities in mainland China. The Regulations on Telecommunications set out basic guidelines on different types of telecommunications business activities in mainland China. According to the Catalog of Telecommunications Business (2015 Amendment) implemented on March 1, 2016, internet information services are a type of value-added telecommunications services. The Regulations on Telecommunications require operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from the Ministry of Industry and Information Technology or its provincial branches prior to the commencement of such services. Currently, Guangzhou Huya, the variable interest entity in mainland China, holds an ICP License, a sub-category of the value-added telecommunications business operation license, covering provisions of internet and mobile network information services, issued by the Guangdong branch of the Ministry of Industry and Information Technology on May 27, 2017.

Regulations on Corporate Governance

On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, which will come into effect on July 1, 2024. The amended PRC Company Law will supersede the existing PRC Company Law amended in October 2018 and introduce significant changes to various key aspects of corporate formation, operations, and governance, including modifications to the statutory timeframe for the payment of registered capital and alterations in the composition of the board of directors and the board of supervisors, among other areas.

Regarding the payment period for registered capital, under the amended PRC Company Law, all shareholders of a PRC limited liability company are required to fully pay the subscribed registered capital within five years from the company’s establishment date, unless otherwise stipulated by specific laws and regulations. For companies established prior to the effective date of the amended PRC Company Law, any specified capital contribution timeframe exceeding the requirements must be amended in their articles of association. Moreover, for companies whose capital contribution period or registered capital amount is deemed significantly irregular, the competent governmental authority may require such companies to make adjustments accordingly in a timely manner. The amended PRC Company Law provides that the detailed implementation measures for the aforementioned provisions will be formulated by the State Council.

On February 6, 2024, the State Administration for Market Regulation issued a draft of the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law for public comments until March 5, 2024, which further specify the criteria and protocols for registering and managing a company’s registered capital under the amended PRC Company Law. Pursuant to such draft provisions, there shall be a three-year transitional period, from July 1, 2024, to June 30, 2027, allowing existing companies to align their capital contribution timelines accordingly.

Regarding corporate governance structures, the amended PRC Company Law removes the maximum limit on the number of directors for a limited liability company. It mandates the inclusion of an employee representative as a director on the board of directors of such companies, which lack a board of supervisors but employ more than 300 individuals. This representative must be democratically elected through an employee general assembly or other democratic processes. Additionally, after the effective date of the amended PRC Company Law, limited liability companies, joint-stock companies of a smaller scale or with fewer shareholders, and wholly state-owned enterprises are permitted to establish an audit committee in lieu of a board of supervisors. These entities may opt not to establish a board of supervisors or any supervisory positions.

Regulations Relating to Foreign Ownership Restrictions

On July 13, 2006, the Ministry of Industry and Information Technology issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, which provides that (a) foreign investors can only operate telecommunications business in mainland China through telecommunications enterprises with valid telecommunications business operation license; (b) domestic licensees may not rent, transfer or sell telecommunications business licenses to foreign investors in any form or provide any foreign investors with resources, venues or facilities to promote unlicensed operations of telecommunications businesses in mainland China; (c) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks that are used in their daily operations; (d) each value-added telecommunications service provider must have necessary facilities for its approved business operations and maintain such facilities in the geographic regions specified in its license; and (e) all value-added telecommunications service providers should improve their network and information security, establish an information safety system and set up emergency plans to ensure network and information safety. Provincial communications administration bureaus, which serve as local authorities in charge of regulating telecommunications services, (a) shall require existing qualified value-added telecommunication service providers to conduct internal assessment on their compliance with the this circular and report to the Ministry of Industry and Information Technology before November 1, 2006; (b) may revoke the business license for telecommunications businesses that do not meet the above requirements or fail to correct any non-compliance within specified time limit. However, due to the lack of additional interpretation from regulatory authorities of mainland China, it remains unclear as to what impact this circular may have on us or other mainland China internet companies with similar corporate and contractual structures.

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, as amended, regulate foreign direct investment in telecommunications companies in mainland China. These regulations stipulate that foreign investors are prohibited from holding more than 50% of equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including, among others, provision of internet content.

On December 27, 2021, the National Development and Reform Commission and the Ministry of Finance jointly issued the Special Administrative Measures, or the Negative List, effective on January 1, 2022. Pursuant to the Negative List, if a domestic company engaging in the prohibited business stipulated in the Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operations and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. According to the public responses of officials from the National Development and Reform Commission and the Ministry of Commerce to the reporters’ questions regarding the Negative List, no reduction shareholding percentage of foreign investor is required with respect to those existing enterprises listed overseas, the percentage of foreign shareholding of which have exceeded the stipulated threshold before the promulgation of the Negative List.

To comply with such foreign ownership restrictions, we operate our live streaming platform in mainland China through Guangzhou Huya, the variable interest entity, which is owned by Linzhi Tencent Technology Co., Ltd. We gained control and became the sole beneficiary of Guangzhou Huya through a series of contractual arrangements between Huya Technology, Guangzhou Huya and Linzhi Tencent Technology Co., Ltd. Moreover, Guangzhou Huya is the registered holder of domain names, trademarks and facilities necessary for our daily operations, which we believe is in compliance with the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services. We are advised by our mainland China legal counsel, Commerce & Finance Law Offices, that based on its understanding of the current laws, rules and regulations of mainland China, our corporate structure complies with all existing laws and regulations of mainland China. However, we are further advised by our mainland China legal counsel that there are uncertainties with respect to interpretation and application of existing or future laws and regulations of mainland China and thus there is no assurance that governmental authorities of mainland China would take a view consistent with the opinions of our mainland China legal counsel.

Internet Information Services

The Administrative Measures on Internet Information Services, issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate provision of internet information services in mainland China. According to these administrative measures, internet information services refer to provision of information through internet to online subscribers, including commercial and non-commercial services. Pursuant to the these administrative measures, commercial internet information service providers shall obtain ICP Licenses, from local authorities of mainland China before engaging in commercial internet information services in mainland China. In addition, according to the laws, administrative regulations or rules of mainland China, providers of internet information services with respect to news, publishing, education, medical treatment, health, pharmaceuticals or medical apparatus shall obtain consent of the competent authority of mainland China before applying for operating permit or carrying out record-filing procedures. Guangzhou Huya currently holds the ICP License on internet information services issued by the Guangdong branch of the Ministry of Industry and Information Technology on May 27, 2022.

Besides, the Administrative Measures on Internet Information Services and other relevant measures also prohibit publication of any content that propagates, among others, obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties. If an internet information services provider detects that information transmitted on its system falls under the specified prohibition, such provider must immediately terminate the transmission and delete the information and report to the government authorities. Any provider’s violation of these prohibitions will lead to revocation of its ICP License and, in serious cases, shutdown of its internet systems.

Guideline on Anti-monopoly of Platform Economy Sector

On February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, which became effective on the same day and operates as a compliance guidance under the existing anti-monopoly laws and regulations of mainland China for platform economy operators. This guideline intends to regulate abuse of a dominant position and other anticompetitive practices by online platform operators and the related merchants and service providers on online platforms. Pursuant to this guideline, representative examples of abuse of dominance include unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition.

The Anti-Monopoly Law of China promulgated by the Standing Committee of the National People’s Congress in 2007, which was amended on June 24, 2022 and became effective on August 1, 2022, and the Rules of the State Council on Declaration Threshold for Concentration of Undertakings promulgated by the State Council on August 3, 2008, as last amended on January 22, 2024, require that where a concentration reaches one of the following thresholds, a declaration must be lodged in advance with the anti-monopoly law enforcement agency under the State Council, or otherwise the concentration shall not be implemented: (i) during the previous fiscal year, the total global turnover of all undertakings participating in the concentration exceeded RMB12 billion, and at least two of these undertakings each had a turnover of more than RMB800 million within mainland China; or (ii) during the previous fiscal year, the total turnover within mainland China of all the undertakings participating in the concentration exceeded RMB4 billion, and at least two of these undertakings each had a turnover of more than RMB800 million within mainland China. According to the Anti-monopoly Law, where a concentration of undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be approved by the anti-monopoly authority before parties implement the concentration. If any business operator fails to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to order the operator to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses within certain periods and imposes fines of not more than 10% of its sales amount in the previous year; or not more than RMB5 million if the concentration has no effect of eliminating or restricting competition. The Anti-monopoly Law also requires the government authorities to strengthen the examination of concentration of undertakings in important fields, such as national economy and people’s livelihood, pursuant to the laws, and to enhance penalties for any violation of regulations regarding concentration of undertakings.

On March 10, 2023, the Provisions on the Review of Concentrations of Undertakings was issued by the State Administration for Market Regulation, which became effective on April 15, 2023, to further clarify the factors that should be considered to determine whether an undertaking acquires control over, or may exercise decisive influence on, other undertakings.

Internet Publication and Cultural Products

On February 4, 2016, the government of mainland China issued the Measures for Network Publication Service Administration, which became effective on March 10, 2016. These measures introduced an internet publishing license regime for internet publications. According to these measures, the term “online publications” includes games, animation, audio and video readings in literature, art, science and other fields. The operation of online games is deemed an internet publication activity; therefore, an online game operator must (i) obtain an internet publishing services license so that it can directly operate its online games to the public in mainland China, or (ii) publish its online games through a qualified press entity by entering into a corporation agreement.

As of the date of this annual report, we have not obtained an internet publishing license. As of the date of this annual report, online games developed or operated by us have been published through third-party partners who have internet publishing licenses. Currently, we allow broadcasters to upload their recorded video clips on our platform. We also selectively record and edit live streaming gameplay of certain popular broadcasters and turn them into video clip highlights, which may be considered as the “internet publications.” Thus, we may be required to obtain an internet publishing license by the authorities.

On February 18, 2020, the Ministry of Industry and Information Technology issued a Circular on Employing the New Generation of Information Technology to Support and Serve Epidemic Prevention and Control and Resumption of Work and Production, to support the improvement of online retail services and logistics distribution systems during the epidemic period, strengthen the development of digital cultural products and services in e-books, films and televisions, games and other fields, and to form a rich variety of “zero-contact” shopping and entertainment modes.

Anti-fatigue Compliance System and Real-name Registration System

On April 15, 2007, eight government authorities of mainland China, including the General Administration of Press and Publication, the Ministry of Education, the Ministry of Public Security and the Ministry of Industry and Information Technology, jointly issued a circular requiring the implementation of an anti-fatigue compliance system and a real-name registration system by all online game operators in mainland China. Under the anti-fatigue compliance system, three hours or less of continuous game playing by minors, defined as game players under 18 years of age, is considered to be “healthy,” three to five hours is deemed “fatiguing,” and five hours or more is deemed “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if it discovers that the amount of a time a game player spends online has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online game players to register their real identity information before playing online games. Pursuant to a notice issued by eight government authorities on July 1, 2011, online game operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification as of October 1, 2011.

On October 25, 2019, the National Press and Publication Administration issued the Circular of the National Press and Publication Administration on Preventing Minors from Developing Online Game Addictions. The circular strictly controls the time slot and duration of online game use by minors. From 10:00 PM every day to 8:00 AM the next day, online game enterprises shall not provide game services for minors in any form. The duration of game services provided by online game enterprises for minors shall not exceed a cumulative total of three hours a day on statutory holidays or 1.5 hours on other days.

In addition, pursuant to the Provisions on the Administration of Online Live-streaming Services promulgated by Cyberspace Administration on November 4, 2016, which became effective on December 1, 2016, live streaming service providers should verify the identity of users on a live streaming platform with their information such as mobile phone number. Also, according to the Administrative Measures for Business Activities of Online Performances issued by Ministry of Culture and Tourism on December 2, 2016, which became effective on January 1, 2017, live streaming service providers should require broadcasters on a live streaming platform to make real-name registration.

Moreover, in August 2018, pursuant to the Notice on Strengthen the Management of Live Streaming Service was jointly issued by the National Office of Anti-Pornography and Illegal Publication, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration, and the Cyberspace Administration, an internet live-streaming service provider shall fulfill ICP registration process at telecommunication authorities, and shall also apply to competent authorities for proper approvals and permits if its business involves any telecommunication service and internet news, online performances, visual or audio live broadcasts. The Notice further requires each live streaming service provider to implement real-name registration system for users, strengthen its management of internet broadcasters, establish blacklist system for internet broadcasters, integrate and enhance the monitoring and reviewing system for live broadcasting content and the disposal measures for illegal and harmful content. According to the Law of China on the Protection of Minors (2020 Revision) which became effective on June 1, 2021, live streaming service providers are prohibited from offering online live streaming account registration services to minors under 16, and minors aged 16 or above must obtain consent from their parents or guardians and verify the identity information before registering live streaming accounts.

Furthermore, on August 30, 2021, the National Press and Publication Administration issued the Circular of the National Press and Publication Administration on Further Strengthening Regulation to Effectively Prevent Online Gaming Additions among Minors, effective on September 1, 2021, which mandates that online game companies shall provide minors with online game services within one hour at prescribed periods, namely between 8:00 PM and 9:00 PM on Fridays, Saturdays, Sundays and public holidays. The Circular reinstates that online game companies shall strictly implement the real-name registration and login requirements for online game user accounts. All online games shall be connected to the real-name verification system of the National Press and Publication Administration for anti-online game addiction purpose. Online game users shall use real and valid identity information to register for game accounts and log in to online games. Online game companies shall not provide gaming services in any form (including visitor experience mode) to users who have not registered or logged in with their real names.

On April 12, 2022, the Network Audio-Visual Program Administration Department of National Radio and Television Administration and the Publication Office of the Central Committee of the Communist Party of China jointly issued a Notice on Strengthening the Administration of Live Streaming Games on the Online Audio-Visual Program Platforms, which mandates several provincial branches of the National Press and Publication Administration and the National Radio and Television Administration to strictly control the business operations of online platforms by following methods: (i) strict prohibition of disseminating illegal games, (ii) enhanced management of broadcast content, (iii) strengthened guidance of broadcasters’ behavior, (iv) prohibition of individuals lacking morality or who violating laws from appearing, (v) supervision of the establishment and implement of mechanisms for the protection of minors; and (vi) strict implementation of the classified filing system.

On June 27, 2022, the Administrative Provisions on the Account Information of Internet Users, which was promulgated by the Cyberspace Administration and became effective on August 1, 2022, set out guidelines on the provision the account information of internet users. Internet-based information service providers that provide internet users with information release services shall formulate and make public the rules for the management of accounts of Internet users and platform conventions, enter into service agreements with internet users, and authenticate the real identity information of the users who apply for registration of accounts for production of information content in the fields of economy, education, medical care and health, and justice. Internet-based information service providers shall require these users who apply for registration of accounts to provide relevant materials such as service qualification, professional qualification and professional background, verify these materials and add a special mark to the account information. Any internet-based information service provider in violation of the present administrative provisions shall be punished in accordance with the laws and administrative regulations.

On September 9, 2022, the Administrative Provisions on Internet Pop-up Push Notification Services was issued by the Cyberspace Administration, Ministry of Industry and Information Technology and State Administration for Market Regulation, effective on September 30, 2022, which require that providers of internet pop-up push notification services shall implement the responsibilities as subjects of information content management and establish and improve management systems for censoring of information content, ecological governance, data security and personal information protection, and protection of minors.

On November 25, 2022, the Cyberspace Administration, Ministry of Industry and Information Technology and Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, which became effective on January 10, 2023. According to the these provisions, deep synthesis technology refers to any technology that utilizes deep learning, virtual reality or any other generative or synthetic algorithm to produce text, images, audio, video, virtual scenes or other network information. These provisions emphasize that the providers of deep synthesis services, as the primary entities responsible for the information security, should not use deep synthesis services to engage in activities prohibited by laws and regulations.

On October 16, 2023, the State Council promulgated the Regulation on the Protection of Minors in Cyberspace, effective on January 1, 2024, which prohibits live streaming service providers from providing online live-streaming uploading services for minors who do not conform to legal requirements.

Virtual Currency

On January 25, 2007, the Ministry of Public Security, the Ministry of Culture and Tourism, the Ministry of Industry and Information Technology and the General Administration of Press and Publication jointly issued a circular regarding online gambling which has implications on the issuance and use of virtual currency. To curtail online games that involve online gambling while addressing concerns that virtual currency might be used for money laundering or illicit trade, the circular (a) prohibits online game operators from charging commissions in the form of virtual currency in connection with winning or losing of games; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players. To comply with the relevant section of the circular that bans the conversion of virtual currency into real currency or property, in relation to online music and entertainment, our virtual currency currently can only be used by users to exchange into virtual items to be used to show support for performers or gain access to privileges and special features in the channels which are services in nature instead of “real currency or property.” Once the virtual currency is exchanged by users for virtual items or the relevant privileged services, the conversion transaction is completed and we immediately cancel the virtual item in our internal system.

In February 2007, fourteen regulatory authorities of mainland China jointly issued a circular to further strengthen the oversight of internet cafes and online games. In accordance with the circular, the People’s Bank of China has the authority to regulate virtual currency, including: (a) setting limits on the aggregate amount of virtual currency that can be issued by online game operators and the amount of virtual currency that can be purchased by an individual; (b) stipulating that virtual currency issued by online game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (c) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (d) banning the trading of virtual currency.

On June 4, 2009, the Ministry of Culture and Tourism and the Ministry of Commerce jointly issued a notice to strengthen the administration of online game virtual currency, which requires businesses that (a) issue online game virtual currency (in the form of prepaid cards and/or pre-payment or prepaid card points), or (b) offer online game virtual currency transaction services to apply for approval from the Ministry of Culture and Tourism through its provincial branches within three months after the issuance of the notice. The virtual currency businesses that issue virtual currency for online games are prohibited from offering services that can trade virtual currency. Any company that fails to file the necessary application will be subject to sanctions, including but not limited to mandatory corrective actions and fines. Pursuant to this notice, online games virtual currency trading service provider refers to the business that provides platform services related to trading virtual game of online games among game users. This notice further requires an online game virtual currency transaction service provider to comply with the e-commerce regulations issued by the Ministry of Commerce. According to the Guiding Opinions on Online Trading (Interim) issued by the Ministry of Commerce on March 6, 2007, online platform services are trading services provided to online buyers and sellers through a computer information system operated by the service provider. This notice regulates, among others, the amount of virtual currency a business can issue, the retention period of user records, the function of virtual currency and the return of unused virtual currency upon the termination of online services. Online game operators are prohibited from distributing virtual items or virtual currencies to players through random selection methods such as betting or lottery, and the player directly pays cash or virtual currency. Game operators are prohibited from issuing virtual currency to game players in any way other than legal tender purchases. Any business that provides online game virtual currency transaction services is required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players.

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

According to the Provisions of Functions, Structure and Staffing of the Ministry of Culture and Tourism issued by the General Office of the Central Committee of the Chinese Communist Party and the General Office of the State Council on July 30, 2018, the Ministry of Culture and Tourism will no longer assume the management responsibilities of the online game industry. However, it remains unclear whether further rules or policies regarding the application for virtual currency for online games will be issued. Given the uncertainty in the further regulatory requirements, we may be required to obtain additional approvals or licenses to continue our current business model.

Online Music and Entertainment

On November 20, 2006, the Ministry of Culture and Tourism issued Several Suggestions of the Ministry of Culture and Tourism of China on the Development and Administration of Internet Music, which became effective on the same date. These suggestions, among other things, reiterate the requirement for an internet service provider to obtain an Internet Culture Operation License to carry out any business relating to internet music products. In addition, foreign investors are prohibited from operating internet culture businesses. However, the laws and regulations on internet music products are still evolving, and there have not been any provisions clarifying whether music products will be regulated by these suggestions or how such regulation would be carried out.

On October 23, 2015, the Ministry of Culture and Tourism promulgated the Notice on Further Strengthening and Improving the Content Management of Online Music, stipulating that operating entities shall carry out self-examination with respect to the content management of online music, which shall be regulated by the cultural administration departments in process or afterwards.

Guangzhou Huya holds a valid Internet Culture Operation License which allows us to carry out internet music business. Some performers on our platforms may perform along with recorded music. If any music provided through our platforms is found to lack necessary filings and/or approvals or infringe the copyright of third parties, we could be requested to cease providing such music or be subject to claims from third parties or penalties from the Ministry of Culture and Tourism or its local branches. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations may be materially and adversely affected.”

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

In 2011, the Ministry of Culture and Tourism greatly intensified its regulation of the provision of online music products. According to the series of Notices on Clearing Online Music Products That Are in Violation of Relevant Regulations promulgated by the Ministry of Culture and Tourism since January 12, 2011, entities that provide any of the following will be subject to penalties or sanctions imposed by the Ministry of Culture and Tourism: (a) online music products or relevant services without obtaining corresponding qualifications, (b) imported online music products that have not passed the content review of the Ministry of Culture and Tourism or (c) domestically developed online music products that have not been filed with the Ministry of Culture and Tourism.

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

Moreover, on November 4, 2016, the State Internet Information Office promulgated the Internet Streaming Services Regulations, which was implemented starting from December 1, 2016. The Regulations require that, online performances and online audio-visual programs provided through internet streaming, when involving the above mentioned matters, should obtain a license according to the laws and regulations related to the qualifications.

According to the Administrative Measures for Business Activities of Online Performances, which was issued by Ministry of Culture and Tourism on December 2, 2016 and became effective on January 1, 2017, business activities of transmitting the content of online game skills presented or narrated via information networks in real time, such as internet, mobile communication networks and mobile internet or uploading such content for communication in the audio-visual form, shall be administered by these measures, and online performance shall not use any online game product without content examination and approval number or filing number issued by competent administrative cultural authorities to present or narrate online game skills. If an online performance business entity is found to be providing performance content in violation of Article 6 of these measures, including the presentation or narration of online games without content approval number or filing number issued by competent administrative cultural authorities, it shall be ordered to suspend such online performance, have its illegal proceeds confiscated, and be imposed upon a fine of between RMB10,000 and RMB30,000. In cases of serious offense, online platforms could be ordered to cease their business for rectification or even have their Internet Culture Business Permit revoked.

In 2011, the Ministry of Culture and Tourism promulgated the Provisional Measures on Administration of Internet Culture, which was most recently amended on December 15, 2017, and further issued the Notice on Issues Relating to Implementing the Provisional Measures on Administration of Internet Culture, which apply to entities that engage in activities related to “online cultural products.” “Online cultural products” are classified as cultural products developed, published and disseminated via internet which mainly include: (i) online cultural products particularly developed for publishing via internet, such as, among other things, online music and video files, network games and online animation features and cartoons (including flash animation); and (ii) online cultural products converted from audio and visual products, games, performing arts, artworks and animation features and cartoons, and published via internet. Pursuant to these legislations, entities are required to obtain the Online Culture Operating Permits from the applicable provincial level counterpart of the Ministry of Culture and Tourism if they intend to commercially engage in any of the following types of activities: production, duplication, import, release or broadcasting of online cultural products; publishing of online cultural products on the internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or gaming consoles for the purpose of browsing, reading, reviewing, using or downloading such products by online users; or exhibitions or contests related to online cultural products.

Regulations Related to Commercial Performances

The Administrative Regulations on Commercial Performances (2020 Revision), which was promulgated by the State Council and became effective on February 6, 2016, was amended on November 29, 2020. According to the administrative regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and file an application with the culture administrative department of the people’s government at the county level for approval. To legally engage in commercial performances, a performance brokerage agency shall have three or more full-time performance brokers and funds for the relevant business and file an application with the culture administrative department of the people’s government of a province, autonomous region or municipality directly under central government of China. The culture administrative department shall decide within 20 days from the receipt of the application as to whether to approve the application, and upon approval, it will issue a performance permit. Anyone or any entity engaging in commercial performance activities without approval may be imposed a penalty, in addition to being ordered to cease its actions. Such penalty may include confiscation of his or its performance equipment and illegal proceeds, and a fine of 8 to 10 times of the illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine of RMB50,000 to RMB100,000 will be imposed.

Currently, Guangzhou Huya holds a valid Commercial Performance License issued by the Guangzhou Bureau of Culture, Radio, Television, Tourism and Sport Panyu District Branch.

Online Transmission of Audio-Visual Programs

On April 13, 2005, the PRC Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, the government of mainland China adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. Under these provisions, non-state-owned capital and foreign investors are prohibited from engaging in the business of distributing audiovisual programs through information networks.

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of mainland China, the government of mainland China promulgated the Administrative Provisions on Internet Audio-Visual Program Service on December 20, 2007, which became effective on January 31, 2008 and subsequently was amended on August 28, 2015. Providers of internet audio-visual program services are required to obtain the Audio-Visual License issued by the National Radio and Television Administration, or complete certain registration procedures with the National Radio and Television Administration. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the National Radio and Television Administration.

On May 21, 2008, the government of mainland China issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which further sets out detailed provisions concerning the application and approval process regarding the Audio-Visual License. The notice also stipulates that internet audio-visual program services providers engaging in such services prior to the promulgation of the Administrative Provisions on Internet Audio-Visual Program Service are able to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Administrative Provisions on Internet Audio-Visual Program Service. Furthermore, on March 31, 2009, the government of mainland China promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and bans certain types of internet audiovisual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 17, 2010, the government of mainland China issued the Internet Audio-visual Program Services Categories (Provisional), as amended on March 10, 2017, which classifies internet audio-visual program services into four categories. In addition, the Notice concerning Strengthening the Administration of the Streaming Service of Online Audio-Visual Programs promulgated on September 2, 2016 emphasizes that, unless a specific license is granted, audio-visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events.

The Provisions on the Management of Private Networks and Directed Streaming Audiovisual Programs and Services apply to the radio and TV program and other audio-visual program services with targeted audience through the targeted transmission channels, such as local area network, virtual private network, internet and other information networks, and with TV and handheld electronic equipment as terminal recipients. According to the Administrative Provisions for the Internet Audio-Video Program Service, an Audio-Visual License is required to engage in the transmission and distribution of audio-visual programs. Foreign-invested enterprises are prohibited from engaging in this business.

In addition, the State Internet Information Office promulgated the Administrative Provisions on Internet Live-Streaming Services on November 4, 2016, which came into effect on December 1, 2016. According to these administrative provisions, an internet live-streaming service provider shall (a) establish a live-streaming content review platform; (b) conduct authentication registration of internet live-streaming issuers based on their identity certificates, business licenses and organization code certificates; and (c) enter into a service agreement with internet live-streaming services user to specify both parties’ rights and obligations.

According to the notice issued by the Administration of Press, Publication, Radio, Film and Television of the Guangdong Province on September 26, 2016 for purpose of investigating live streaming businesses, live streaming services on either (i) major political, military, economics, social, cultural, sports activities or reality event streaming or (ii) activities such as general social group cultural activities or sports events are required to apply for an Audio-Visual License. This notice further states that live streaming of online shows, online games and online drama performances do not require an Audio-Visual License. We are also advised by Commerce & Finance Law Office, our mainland China legal counsel, that based on this notice, the Audio-Visual License is not required for our live streaming business as of the date of this annual report. As to our video clip services on our platform, although we currently hold an Audio-Visual License, due to the interpretation and implementation of existing and future laws and regulations, this may not be sufficient to meet regulatory requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations may be materially and adversely affected.”

In March 2018, the government of mainland China issued the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Programs, which requires that, among others, audio-visual platforms shall: (i) not produce or transmit programs intended to parody or denigrate classic works, (ii) not re-edit, re-dub, re-caption or otherwise ridicule classic works, radio and television programs, or original internet audio-visual programs without authorization, (iii) not transmit re-edited programs which unfairly distort the original content, (iv) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content, (v) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions, (vi) strengthen the administration of movie trailers and prevent improper broadcasting of movie clips and trailers prior to authorized release, and (vii) strengthen the administration of sponsorship and endorsement for internet audio-visual programs. Pursuant to this notice, the provincial branches of the National Radio and Television Administration shall have the authority to supervise radio and television stations and websites that offer audio-visual programs within their jurisdictions and require radio and television stations and websites that offer audio-visual programs to further improve content management systems and implement the management requirements set forth in the notice.

According to the Circular on Strengthening the Administration of the Online Show Live Streaming and E-commerce Live Streaming promulgated by the National Radio and Television Administration on November 12, 2020, platforms providing online show live streaming or e-commerce live streaming services should register their information and business operations by November 30, 2020. The overall ratio of front-line content analysts to live streaming rooms shall be 1:50 or higher on such platforms. The training for content analysts shall be strengthened and content analysts who have passed the training shall be registered in the system. Each of these platforms shall report the number of its live streaming rooms, streamers and content analysts to the provincial branch of the National Radio and Television Administration on a quarterly basis. Online show live streaming platforms shall tag content and streamers by category. A streamer cannot change the category of the programs offered in his or her live streaming room without prior approval from the platform. Users that are minors or without real-name registration are forbidden from virtual gifting, and platforms shall limit the maximum amount of virtual gifting per time, per day, and per month. When the virtual gifting by a user reaches half of the daily/monthly limit, a consumption reminder from the platform and a confirmation from the user by text messages or other means are required before the next transaction. When the amount of virtual gifting by a user reaches the daily/monthly limit, the platform shall suspend the virtual gifting function for such user for that day or month. To host any e-commerce promotion events such as E-commerce Festival, E-commerce Day or Promotion Day in the forms of live streaming, live performances, live variety shows and other live programs, the platforms shall register the information of guests, streamers, content and settings with the local branch of the National Radio and Television Administration 14 business days in advance. Online e-commerce live streaming platforms shall conduct relevant qualification examination and real-name authentication on businesses and individuals providing live-streaming marketing services and keep complete examination and authentication records. Online e-commerce live streaming platforms shall not enable imposters or businesses or individuals without qualification or real-name registration to conduct live-streaming marketing services.

In addition, on February 9, 2021, the National Office of Anti-Pornography and Illegal Publication, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration, the Cyberspace Administration and the State Administration for Market Regulation jointly issued the Guiding Opinions on Strengthening the Management of Online Live Streaming, which require that online live streaming platforms to: (i) establish and improve the management system of live streaming account classification, the management rules of virtual gifting and the management system of virtual gifts; (ii) set reasonable limits on the maximum amount of virtual gifting in a single show according to different categories of live streaming accounts; and (iii) set reasonable upper limits on a single virtual gift and amount of virtual gifting to remind the users whose daily consumption amount has triggered the corresponding threshold, and set necessary the reward cooling off period and deferred payment period.

On May 7, 2022, the government of mainland China issued the Opinion on Live Streaming Virtual Gifting and Enhancing the Protection of Minors. This opinion stipulates that internet platforms shall, among other restrictions, (i) terminate all billboard functions that rank users or broadcasters by the volume of virtual gifts that they send or receive, respectively, within one month of the publication of this opinion, (ii) restrict certain interaction and engagement functions between 8:00 p.m. and 10:00 p.m. every day, and (iii) prohibit minors from purchasing virtual gifts.

Production of Radio and Television Programs

On July 19, 2004, the government of mainland China issued the Regulations on the Administration of Production of Radio and Television Programs, which became effective on August 20, 2004 and was amended on August 28, 2015 and October 29, 2020. These regulations require any entities engaging in the production of radio and television programs to obtain a license for such businesses from the National Radio and Television Administration or its provincial branches. Entities with the License for Production and Operation of Radio and TV Programs must conduct their business operations strictly in compliance with the approved scope of production and operations and these entities (except radio and TV stations) must not produce radio and TV programs regarding current political news or similar subjects.

As of the date of this annual report, Guangzhou Huya holds an effective License for Production and Operation of Radio and TV Programs, covering the production, reproduction and publication of Radio and TV Programs (excluding current political, news and similar subjects and columns).

Regulations on Foreign Investment

On March 15, 2019, the Second Session of the 13th National People’s Congress adopted the Foreign Investment Law, which came into effect as of January 1, 2020. The Foreign Investment Law embodies a regulatory trend in mainland China to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

Unlike its first draft which was published in 2015, the approved Foreign Investment Law did not specifically expand the definition of foreign investment to include entities established through the VIE structure, which has been adopted by many mainland China-based companies, including our company, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in mainland China. Under the Foreign Investment Law, it is not entirely certain that VIEs controlled via contractual arrangement would be deemed to be foreign-invested enterprises, if they are ultimately “controlled” by foreign investors.

The Foreign Investment Law may materially impact our corporate governance practice and increase our compliance costs. For instance, the Foreign Investment Law establishes a foreign investment information reporting system. Foreign investors or foreign-funded enterprises shall submit the investment information to competent departments for commerce through the enterprise registration system and the enterprise credit information publicity system. The content and scope of foreign investment information to be reported shall be determined under the principle of necessity. If any company is found to be non-compliant with these information reporting obligations, competent department for commerce will order it to make corrections within a prescribed time limit. If such corrections are not made in time, a penalty of between RMB100,000 and RMB500,000 with be imposed on the company. Aside from the reporting system of foreign investment information, the Foreign Investment Law also establishes a safety review system for foreign investment, under which the safety review shall be conducted for any foreign investment affecting or having the possibility to affect national security. The decisions made by safety reviews in accordance with the law shall be final.

Regulations on Advertising Business and Conditions on Foreign Investment

The State Administration for Market Regulation is the primary governmental authority regulating advertising activities in mainland China. Regulations that are applicable to advertising business primarily include: (i) Advertisement Law, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and amended on April 24, 2015, October 26, 2018, and April 29, 2021; and (ii) Administrative Regulations for Advertising, which was promulgated by the State Council on October 26, 1987 and became effective on December 1, 1987. According to the above regulations, companies that engage in advertising activities must obtain a business license from the State Administration for Market Regulation or its local branches with an advertising business included the permitted business scope. An enterprise engaging in advertising business does not need to apply for an advertising operation license if the business scope of its business license includes advertising business, but this enterprise cannot be a radio station, a television station, a newspaper and magazine publishing house or other any other entity otherwise specified in the laws or administrative regulations. Any enterprise engaging in advertising business without permission may be fined, confiscated advertising revenue, or stopped advertising. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any laws or regulations.

Advertising laws and regulations of mainland China set certain content requirements for advertisements in mainland China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. When providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable laws and regulations of mainland China. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to confirm that such censorship has been performed and an approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In the event that serious violations occur, the State Administration for Market Regulation or its local branches may revoke the offenders’ licenses or permits for their advertising business operations.

On February 25, 2023, the State Administration for Market Regulation promulgated the Measures for Internet Advertisement Administration, which became effective on May 1, 2023. The Measures for Internet Advertisement Administration strengthen the management of pop-up advertisements, link advertisements and advertorials, and so forth. The Measures for Internet Advertisement Administration stipulates that promotion of commodities or services in the form of paid listing on the internet must be conspicuously identified as an advertisement, and it requires advertisers, operators and publishers of internet advertisements containing links to examine the content in the next level link. Furthermore, internet platform operators are obliged to cooperate with advertising monitoring, assist in supervision and provide statistical data.

Intellectual Property Rights

Software Registration

The State Council and the National Copyright Administration have promulgated various rules and regulations relating to the software protection in mainland China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the Copyright Protection Center or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory, software owners, licensees and transferees are encouraged to complete the registration process since registered software rights may be better protected by laws.

Patents

The Patent Law was adopted by the National People’s Congress in 1984 and has been amended in 1992, 2000, 2008 and, most recently, 2020, with the current effective revision becoming effective on June 1, 2021. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

According to the PRC Patent Law, if the Patent Office finds the application of an invention conforming to the legal requirements after its preliminary examination of the application documents, it shall publish the application promptly within 18 months after the date of application. According to the Guidelines of Patent Examination that became effective on July 1, 2006, as amended in 2010, 2013, 2014, 2017, 2019,2020 and 2023, the examination of patent shall include preliminary examination, substantive examination, examination of international applications entering the national phase and review. However, the above-mentioned regulations do not explicitly state how long it takes for a patent application to be approved or denied. In practice, it generally takes up to one year for the Patent Office to review and approve or deny applications of patents in the category of utility model or design and two to five years in the category of invention.

Copyright Law

The Copyright Law of China, which was promulgated in 1990 and was amended in 2001, 2010 and 2020, with the current effective revision becoming effective on June 1, 2021, and its related implementation regulations, promulgated in 2002 and amended in 2013, are the principal laws and regulations governing the copyright related matters. The amended Copyright Law of China covers internet activities, products disseminated over the internet and software products, among the subjects entitled to copyright protections. The registration of copyright is a voluntary action, and it is administrated by the China Copyright Protection Center.

To further clarify some key internet copyright issues, on December 29, 2020, the PRC Supreme People’s Court promulgated the Regulation on Several Issues Concerning Applicable Laws on Trial of Civil Disputes over the Infringement of Information Network Transmission Right. The regulation became effective on January 1, 2020 and mandates that, where an internet information service provider cooperates with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, this behavior constitutes a joint infringement of third parties’ information network transmission right, and the court in mainland China shall order the internet information service provider to assume joint liability for such infringement.

To address the problem of copyright infringement related to content posted or transmitted on the internet, the National Copyright Administration and the Ministry of Industry and Information Technology jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. These measures, which became effective on May 30, 2005, apply to acts of automatically providing services such as uploading, storing, linking or searching works, audio or video products, or other content through the internet based on the instructions of internet users who publish content on the internet without editing, amending or selecting any stored or transmitted content. When administrative penalties are imposed for infringement of any users’ right of communication through information networks, the Measures for Imposing Copyright Administrative Penalties, promulgated in 2009, shall be applied.

Where a copyright holder finds that certain internet content infringes its copyright and therefore the copyright holder sends a notice to the internet information service operator, the internet information service operator is required to (i) immediately take measures to remove the relevant content, and (ii) retain all infringement notices for six months and to record the content, display time and IP addresses or the domain names related to the infringement for 60 days. If the content is removed by an internet information service operator according to the notice of a copyright holder, the content provider may deliver a counter-notice to both the internet information service operator and the copyright holder, stating that the removed content does not infringe upon the copyright of other parties. After the delivery of such counter-notice, the internet information service operator may immediately reinstate the removed content and shall not bear administrative legal liability for such reinstatement. An internet information service operator may be subject to cease-and-desist orders and other administrative penalties such as confiscation of illegal income and fines, if it is clearly aware of a copyright infringement through the internet or, although not aware of such infringement, it fails to take measures to remove relevant content upon receipt of the copyright owner’s notice of infringement and, as a result, damages public interests.

In the event that there is no evidence to indicate that an internet information service operator is clearly aware of the existence of copyright infringement, or the internet information service operator has taken measures to remove relevant content upon receipt of the copyright owner’s notice, the internet information service provider shall not bear administrative legal liabilities.

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

Domain Name

In June 2019, the China Internet Network Information Center issued the Implementation Rules for Registration of National First Tier Domain Names, which became effective on June 18, 2019. On August 24, 2017, the Ministry of Industry and Information Technology promulgated the Measures for the Administration of Internet Domain Names. These measures regulate the registration of domain names, such as the first tier domain name “.cn.” On November 27, 2017, the Ministry of Industry & Information Technology issued the Notice on Regulating the Use of Domain Names in Internet Information Services, which became effective on January 1, 2018. Internet access service providers are required to verify the real identity information about the domain name registrant through the Recordation System and verify the status of domain names used by Internet information service providers through the Recordation System on a regular basis.

Trademark

The Trademark Law, adopted in 1982 and amended in 1993, 2001, 2013 and 2019, together with its implementation rules adopted in 2014, protects registered trademarks in mainland China. The Trademark Office of the State Administration for Market Regulation of China handles trademark registrations and grants a protection term of ten years to registered trademarks, which may be extended for another ten years upon request. Trademark license agreements must be filed with the Trademark Office for record.

Internet Infringement

On May 28, 2020, the National People’s Congress promulgated the Civil Code of China, which became effective on January 1, 2021. Under the Civil Code of China, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act.

Regulations on Internet Content and Information Security

The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are to be examined, approved and regulated by the authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP Licenses or filings. The government of mainland China has promulgated measures relating to internet content through a number of governmental agencies, including the Ministry of Industry and Information Technology, the Ministry of Culture and Tourism of China and the General Administration of Press and Publication. These measures specifically prohibit internet activities, that result in the publication of any content which is found to contain, among others, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise state security or secrets. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offensive content immediately, keep a record of it and report it to the authorities.

On January 13, 2006, the Ministry of Public Security promulgated the Provisions on Technological Measures for Internet Security Protection, which became effective on March 1, 2006. These provisions require all internet information services operators to take proper measures including anti-virus, data back-up and other related measures, and keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations.

The National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, which was amended on August 27, 2009 and mandates that individuals could be subjected to criminal liabilities in mainland China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures to prohibit the uses of the internet which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content.

In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with Internationally Connections. These measures, including the 2011 amendment, prohibit using the internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and the local security bureaus may also have jurisdiction. If an ICP License holder violates these measures, the government of mainland China may revoke its ICP License and shut down its websites.

In December 2012, the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. The decision requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the Ministry of Industry and Information Technology promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in mainland China. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amends the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability.

In November 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The Civil Code of China promulgated in 2020 also provides specific provisions regarding the protection of personal information.

In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which became effective in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. The Data Security Law also requires internet operators to take measures to ensure confidentiality of information of users. On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructures refer to any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, the administration departments of each critical industry and sector shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the government authorities of mainland China may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under law of mainland China. If we are deemed to be a critical information infrastructure operator under the cybersecurity laws of mainland China and regulations, we may be subject to obligations in addition to what we have fulfilled under the cybersecurity laws and regulations of mainland China.

On November 14, 2021, the Cyberspace Administration issued the Administrative Regulations of Cyber Data Security (Draft for Comments), which provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. “Data processors” refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, this draft of regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the draft of regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

On December 28, 2021, the Cyberspace Administration, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of National Security, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, the State Administration for Market Regulation, the National Radio and Television Administration, the China Securities Regulatory Commission, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators with personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before going to list abroad. The cybersecurity review evaluates, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk.

On May 23, 2023, the State Administration for Market Regulation and the Standardization Administration jointly released the Guideline for the Classification of Cybersecurity Incidents, which defines the classification of cybersecurity incidents and expands the scope of identifying cybersecurity incidents.

On December 8, 2023, the Cyberspace Administration promulgated the Administrative Measures for Cybersecurity Incident Reporting (Draft for Comments), pursuant to which, an operator shall promptly activate its emergency plan for disposal upon occurrence of a cybersecurity incident. According to the Guideline for the Classification of Cybersecurity Incidents, a relatively serious, serious or extremely serious cybersecurity incident shall be reported within one hour.

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

Privacy Protection

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology in 2011, an ICP service operator may not collect any user personal information or provide such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose for the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. Laws and regulations of mainland China prohibit internet users who publish content on the internet from disclosing any information transmitted by users through their networks to any third parties without their authorization unless otherwise permitted by law. An ICP service operator is also required to properly keep the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, to make an immediate report to the telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. If an internet content provider violates these regulations, the Ministry of Industry and Information Technology or its local bureaus may impose penalties and the internet content provider may be liable for damages caused to its users. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015. The Ninth Amendment to the Criminal Law amends the standards of crimes related to the infringement of citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law, which requires, among others, that network operators to take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The Civil Code of China promulgated in 2020 also provides specific provisions regarding the protection of personal information.

Furthermore, the Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibit collection of user information through coercive means by online platforms operators. In August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, effective on November 1, 2021, which integrates the scattered rules with respect to personal information rights and privacy protection. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the Cyberspace Administration, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Regulations on Artificial Intelligence

On December 31, 2021, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly promulgated the Administrative Provisions on Algorithm Recommendation of Internet Information Services, which came into effect on March 1, 2022. The Administrative Provisions on Algorithm Recommendation of Internet Information Services implement classification and hierarchical management for algorithm recommendation service providers based on various criteria. Under the Administrative Provisions on Algorithm Recommendation of Internet Information Services, algorithm recommendation service providers shall inform users in a conspicuous manner that algorithm is used in service recommendations, inform users of the basic principles, purpose and intentions, and inform users in an appropriate manner of the main operating mechanisms for the algorithm recommendation services.

According to Administrative Provisions on Deep Synthesis of Internet Information Services, which were jointly promulgated by the Cyberspace Administration of China, the Ministry of Industry and Information Technology and the Ministry of Public Security on November 25, 2022 and came into effect on January 10, 2023, deep synthesis technology refers to the use of technologies in relation to deep learning and virtual reality to produce texts, images, audio, video, virtual scenarios and others. Deep synthesis service providers, technical supporters and users shall fulfill corresponding obligations and responsibilities in accordance with the provisions, including establishing and improving the algorithm management system, taking measures to protect data security and personal information, conducting content review, performing security assessment, and completing filing procedures for algorithms.

In addition, the Interim Measures for the Administration of Generative Artificial Intelligence Services, which were promulgated by the Cyberspace Administration of China together with other government authorities on July 10, 2023 and came into effect on August 15, 2023, specify the compliance requirements for generative artificial intelligence service providers. Individuals or organizations that provide generative artificial intelligence services such as texts, images, audio, video and other content shall bear the responsibility of network information content producers to fulfill the obligations in relation to network information security, and shall bear the responsibility of personal information processors to protect personal information. Where generative artificial intelligence service provider with public opinion attributes or social mobilizing ability shall carry out security assessment in accordance with the PRC regulations, and shall perform the procedures for algorithm filing, alteration and deregistration in accordance with the Provisions on the Administration of Algorithmic Recommendation of Internet Information Services.

Regulations on Foreign Currency Exchange and Dividend Distribution

Foreign currency exchange

The core regulations governing foreign currency exchange in mainland China are the Foreign Exchange Administration Regulations, as amended in August 2008. Certain organizations in mainland China, including foreign-invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, approval of the State Administration of Foreign Exchange is required for capital account transactions. On March 30, 2015, the State Administration of Foreign Exchange issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, which became effective on June 1, 2015 and was amended in 2016, 2019 and 2023. Under this regulation, a foreign-invested enterprise, within the scope of business, may choose to convert its registered capital from foreign currency to Renminbi on a discretionary basis, and the Renminbi capital so converted can be used for equity investments within mainland China, which will be regarded as the reinvestment of foreign-invested enterprise.

Dividend distribution

The Foreign Investment Law and its implementing regulations, which became effective on January 1, 2020, are the key regulations governing distribution of dividends of foreign-invested enterprises. According to these regulations, a wholly foreign-owned enterprise in mainland China, or a WFOE, may pay dividends only out of its accumulated profits, if any, determined in accordance with accounting standards and regulations of mainland China. In addition, a WFOE is required to allocate at least 10% of its accumulated profits each year, if any, to statutory reserve funds unless its reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. The proportional ratio for withdrawal of rewards and welfare funds for employees shall be determined at the discretion of the WFOE. Profits of a WFOE shall not be distributed before the losses thereof before the previous accounting years have been made up. Any undistributed profit for the previous accounting years may be distributed together with the distributable profit for the current accounting year.

Pursuant to the Circular on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 75 issued by the State Administration of Foreign Exchange and becoming effective on July 4, 2014 and its appendixes, mainland China residents, including mainland China institutions and individuals, must register with local branches of the State Administration of Foreign Exchange in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such mainland China residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred as a “special purpose vehicle.” This Circular further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, including but not limited to increase or decrease of capital contributed by mainland China individuals, share transfer or exchange, merger, division or other material event.

In the event that a mainland China shareholder holding interests in a special purpose vehicle fails to fulfill the required registration with the State Administration of Foreign Exchange, the mainland China subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its mainland China subsidiary. Failure to comply with the various registration requirements described above could result in liability under mainland China law for foreign exchange evasion, including (i) of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive, and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our subsidiaries in mainland China who are held directly liable for the violations may be subject to criminal sanctions. These regulations apply to our direct and indirect shareholders who are mainland China residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to mainland China residents. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The regulations in mainland China relating to offshore investment activities by mainland China residents may limit the ability of our subsidiaries in mainland China to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under law of mainland China.”

Stock option rules

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by the State Administration of Foreign Exchange in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are mainland China citizens or who are non-mainland China citizens residing in mainland China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the State Administration of Foreign Exchange through a domestic qualified agent, which could be a subsidiary in mainland China of such overseas listed company, and complete certain other procedures. Failure to complete the registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign owned subsidiaries in mainland China and limit these subsidiaries’ ability to distribute dividends to us. The agents in mainland China shall, on behalf of the mainland China residents who have the right to exercise the employee share options, apply to the State Administration of Foreign Exchange or its local branches for an annual quota for the payment of foreign currencies in connection with the mainland China residents’ exercise of the employee share options. The foreign exchange proceeds received by the mainland China residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in mainland China opened by the mainland China agents before distribution to such mainland China residents. In addition, the agents in mainland China shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with the State Administration of Foreign Exchange or its local branches. We and our citizen employees in mainland China who have been granted share options, or optionees in mainland China, are subject to the Stock Option Rules. If we or our mainland China optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and our mainland China optionees may be subject to fines and other legal sanctions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The regulations in mainland China relating to offshore investment activities by mainland China residents may limit the ability of our subsidiaries in mainland China to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under law of mainland China.”

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in mainland China who exercise share options will be subject to individual income tax of mainland China. Our subsidiaries in mainland China have obligations to file documents related to employee share options with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by the laws and regulations, we may face sanctions imposed by the tax authorities of mainland China or other government authorities of mainland China.

Regulations on Tax

Enterprise income tax in mainland China

The enterprise income tax in mainland China is calculated based on the taxable income determined under the applicable Enterprise Income Tax Law of China and its implementation rules. On March 16, 2007, the National People’s Congress enacted the New Enterprise Income Tax Law, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council promulgated the implementation rules to the New Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2019.

Under the Enterprise Income Tax Law, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 and amended in November 2013 and December 2017 regarding the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of mainland China as “resident enterprises” clarified that dividends and other income paid by such mainland China “resident enterprises” will be considered mainland China source income and subject to mainland China withholding tax, currently at a rate of 10%, when paid to non-mainland China enterprise shareholders. This circular also subjects such mainland China “resident enterprises” to various reporting requirements with the tax authorities of mainland China. Under the implementation regulations to the Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

According to the Notice of the State Administration of Taxation on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, or SAT Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to enterprise income tax of mainland China on its global income only if all of the following conditions set forth in SAT Circular 82 are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in mainland China; and (iv) 50% or more of voting board members or senior executives habitually reside in mainland China.

In addition, the Administrative Measures of Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), which was amended in June 2015, June 2016 and June 2018, provide clarification on the resident status determination, post-determination administration, and competent tax authorities. The measures also specify that, if provided with a copy of mainland China resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain mainland China-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

The Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, or SAT Bulletin 7, was issued on February 3, 2015 and later amended on October 17, 2017 and December 29, 2017 to introduce a tax regime of “indirect” transfers of China taxable properties undertaken by non-resident enterprises, including transactions involving transfer of immovable property in mainland China and assets held under the establishment and place in mainland China of a foreign company through the offshore transfer of a foreign intermediate holding company. The SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely. In addition, it provides clear criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the “indirect transfer” as they have to make self-assessment on whether the transaction should be subject to tax of mainland China and to file or withhold the tax of mainland China accordingly. According to SAT Bulletin 7, “China taxable properties” include assets of a mainland China establishment or place of business, real properties in mainland China, and equity investments in mainland China resident enterprises, with respect to which gains from their transfer by a direct holder, being a non-mainland China resident enterprise, would be subject to enterprise income taxes of mainland China. When determining if there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from mainland China taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in mainland China or if its income mainly derives from mainland China; whether the offshore enterprise and its subsidiaries directly or indirectly holding mainland China taxable properties have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of mainland China taxable properties; and the tax situation of such indirect transfer outside mainland China, and its applicable tax treaties or similar arrangements. With respect to an indirect offshore transfer of assets of a mainland China establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the mainland China establishment or place of business being transferred, and would consequently be subject to mainland China enterprise income tax at a rate of 25%. Where the underlying transfer relates to mainland China real properties or to equity investments in a mainland China resident enterprise, which is not related to a mainland China establishment or place of business of a non-resident enterprise, a mainland China enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Currently, the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We do not meet all of the conditions above, and therefore, we believe that we should not be treated as a “resident enterprise” for mainland China tax purposes even if the standards for “de facto management body” prescribed in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies are applicable to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Under the enterprise income tax law of mainland China, we may be classified as a mainland China “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Value added tax

Our live streaming services, advertising activities, and for any other parts of our business are subject to a value-added tax in mainland China in accordance with in accordance with the Provisional Regulations on Value-added Tax and its implementation rules. The Provisional Regulations on VAT were issued by the State Council in December 1993 and last amended on November 19, 2017. The regulations applicable to the prevailing VAT are the Notice of the Ministry of Finance and the State Taxation Administration on Adjusting Value added Tax Rates, which was issued on April 4, 2018 and became effective on May 1, 2018, and the Notice of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on Relevant Policies for Deepening Value Added Tax Reform, which was issued on March 20, 2019 and became effective on April 1, 2019. The primary rate of VAT applicable to our PRC subsidiaries and the variable interest entity is 6% for the years ended December 31, 2021, 2022 and 2023.

Construction fee of cultural undertakings

According to applicable tax regulations or rules of mainland China, advertising service providers are generally required to pay a construction fee of cultural undertakings at the rate of 3% on the revenues (a) which are generated from providing advertising services and (b) which are also subject to VAT after the VAT reform program. According to the Notice of the Ministry of Finance on Adjusting the Relevant Policies of Certain Government-Managed Funds (Cai Shui [2019] No. 46) issued by the Ministry of Finance, and relevant local policies, from July 1, 2019 to December 31, 2024, construction fee of cultural undertakings has been reduced by 50% in certain jurisdictions. Our subsidiaries in mainland China are subject to this policy.

Labor laws and social insurance

The principle laws that govern employment include: (i) Labor Law, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, which became effective on January 1, 1995 and was amended on August 27, 2009 and December 29, 2018; and (ii) Labor Contract Law, promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and amended on December 28, 2012.

According to the Labor Law and the Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly comply with state rules and standards and provide employees with workplace safety training. Violations of the Labor Contract Law and the Labor Law may result in the imposition of fines and other administrative penalties. Serious violations may lead to criminal liability.

In addition, an employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. The employer also needs to pay compensation to the employee if the employer terminates an indefinite term labor contract. Employers in mainland China are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Administration of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline. Failure to comply with the rectification order may result in an application to a local court for compulsory enforcement.

We have caused all of our full-time employees to enter into written labor contracts with us and have provided and currently provide our employees with the proper welfare and employment benefits.

M&A Regulations and Overseas Listings

On August 8, 2006, six governmental agencies of mainland China jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006, and amended on June 22, 2009. These regulations require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or mainland China time-honored brand. Furthermore, these regulations require offshore special purpose vehicles formed to pursue overseas listing of equity interests in mainland China companies and controlled directly or indirectly by mainland China companies or individuals to obtain the approval of the China Securities Regulatory Commission, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas.

The application of the M&A Rules remains unclear. We are advised by our mainland China legal counsel, Commerce & Finance Law Offices, that based on its understanding on the current mainland China laws, rules and regulations, prior approval from the China Securities Regulatory Commission is not required under the M&A Rules for the listing and trading of our ADSs on the NYSE.

On February 17, 2023, the China Securities Regulatory Commission released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which became effective on March 31, 2023. According to the trial measures, (i) domestic companies that seek to offer or list securities overseas, either directly or indirectly, should fulfill the filing procedure and report relevant information to the China Securities Regulatory Commission; if a domestic company fails to complete the filing procedure, conceals any material fact or falsifies any major content in its filing documents, the domestic company may be subject to administrative penalties, such as order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (x) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (y) its major operational activities are carried out in mainland China or its main places of business are located in mainland China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in mainland China; and (iii) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the China Securities Regulatory Commission. Domestic companies which violate the trial measures by failure in performing filing procedures shall simultaneously be ordered by the China Securities Regulatory Commission to make correction, be given a warning, and be subject to a fine ranging from RMB1 million to RMB10 million. The directly accountable persons in charge and other directly accountable personnel shall simultaneously be given a warning and be subject to a fine ranging from RMB500,000 to RMB5 million.

C.Organizational Structure

The following diagram summarizes our corporate structure chart, including our significant subsidiaries and the VIE, as of the date of this annual report:

Note:

(1)	The shareholder of Guangzhou Huya is Linzhi Tencent Technology Co., Ltd., an affiliate of Tencent, holding 100% of Guangzhou Huya’s equity interest.

Contractual Arrangements with Guangzhou Huya

Laws and regulations of mainland China impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information, value-added telecommunications services. We are a Cayman Islands company and our subsidiaries in mainland China are considered a foreign-invested enterprises. We believe the live streaming services offered through our platform constitute a type of value-added telecommunication services that foreign ownership and investment are restricted; and therefore we should operate our platform through contractual arrangements with a variable interest entity and its shareholders to ensure compliance with the laws and regulations of mainland China. We have entered into a series of contractual arrangements, through Huya Technology, with Guangzhou Huya and the shareholder of Guangzhou Huya to obtain contractual rights over Guangzhou Huya and its subsidiaries, through which we operate our live streaming business.

We currently conduct our business through Guangzhou Huya and its subsidiaries based on these contractual arrangements, which allow us to:

●	exercise contractual rights over Guangzhou Huya and its subsidiaries;
●	receive substantially all of the economic benefits of Guangzhou Huya and its subsidiaries; and
●	have an exclusive option to purchase all or part of the equity interests in Guangzhou Huya when and to the extent permitted by law of mainland China.

As a result of these contractual arrangements, we have a “controlling financial interest” in Guangzhou Huya as defined in FASB ASC 810, making us the primary beneficiary of Guangzhou Huya for accounting purposes. Accordingly, we have consolidated the financial results of this variable interest entity and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Huya Technology, the variable interest entity, Guangzhou Huya, and Linzhi Tencent.

Agreements that provide us with contractual rights over Guangzhou Huya

Shareholder Voting Rights Proxy Agreement. On September 17, 2020, Huya Technology, Guangzhou Huya, and Linzhi Tencent entered into a shareholder voting rights proxy agreement. Under the shareholder voting rights proxy agreement, Linzhi Tencent, as the shareholder of Guangzhou Huya, irrevocably executed a power of attorney and appointed Huya Technology as its attorney-in-fact to exercise such shareholder’s rights in Guangzhou Huya, including, without limitation, the power to vote on its behalf on all matters of Guangzhou Huya requiring shareholder approval under laws and regulations of mainland China and the articles of association of Guangzhou Huya and rights to information relating to all business aspects of Guangzhou Huya. The term of this agreement is ten years from the execution date of this agreement and will be automatically extended for one more year indefinitely. Huya Technology has sole discretion to terminate the agreement at any time by providing 30 days’ prior written notice to Guangzhou Huya.

Equity Interest Pledge Agreement. On September 17, 2020, Huya Technology, Guangzhou Huya and Linzhi Tencent entered into an equity interest pledge agreement. Pursuant to the equity interest pledge agreement, Linzhi Tencent, as the shareholder of Guangzhou Huya, pledged all of its equity interests in Guangzhou Huya to Huya Technology to guarantee the performance by Guangzhou Huya and Linzhi Tencent of their respective obligations under the exclusive business cooperation agreement, the exclusive option agreement and the shareholder voting rights proxy agreement. If Guangzhou Huya or Linzhi Tencent breaches their respective contractual obligations under those agreements, Huya Technology, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. This pledge will become effective on the date the pledged equity interests are registered with the competent administration for market regulation and will remain effective until the pledgor is no longer the shareholder of Guangzhou Huya. The pledged equity interests were registered with the competent administration for market regulation on September 21, 2020.

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

In the opinion of Commerce & Finance Law Offices, our mainland China legal counsel:

●	the ownership structures of Huya Technology and Guangzhou Huya are in compliance with laws or regulations of mainland China currently in effect; and
●	the contractual arrangements among Huya Technology, Guangzhou Huya and Linzhi Tencent governed by mainland China law, are valid, binding and enforceable under law of mainland China, and do not and will not result in any violation of applicable laws or regulations of mainland China currently in effect.

However, there are uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China. If the government of mainland China finds that the agreements that establish the structure for operating our live streaming business do not comply with government restrictions of mainland China on foreign investment in value-added telecommunications services business, such as the internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the government of mainland China finds that the structure we have adopted for our business operations does not comply with laws and regulations of mainland China, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We may be adversely affected by the complexity, uncertainties and changes in the regulation of mainland China relating to the internet industry and companies,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the legal system of mainland China and the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.Property, Plants and Equipment

Our corporate headquarters are located in Guangzhou, China. As of March 31, 2024, we have leased office space with an aggregate area of over 30,481 square meters, of which 19,441 square meters are in our Guangzhou headquarters and the remainder in Foshan, Beijing and other cities within and outside mainland China. We lease certain of our office premises from JOYY under operating lease agreements. Our physical servers are primarily hosted at internet data centers owned by major domestic internet data center providers. In November 2020, we entered into an agreement to obtain the usage right to a piece of land with an area of approximately 29,258 square meters in Foshan City, Guangdong Province, China, through a public auction. Our winning bid price was RMB310.2 million. We are currently developing office space on the land to accommodate future work force expansion and reduce long term operating costs and expenses. We believe that our existing facilities are generally adequate in meeting our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

In December 2023, we acquired a global mobile application service provider from Tencent Holdings Limited for an aggregate cash consideration of US$81 million (equivalent to RMB574.8 million). As this acquisition constituted a business combination under common control, we consolidated the financial results of this mobile application service provider on a retrospective basis since the first quarter of 2022 in accordance with ASC 805, Business Combinations. Accordingly, retrospective adjustments have been made to our consolidated financial information for the year ended December 31, 2022 presented in this annual report, reflecting the consolidation of this mobile application service provider. Given that this was a transaction that involved entities under common control of Tencent Holdings Limited, all assets and assumed liabilities transferred have been recognized at the historical cost of the parent.

A.Operating Results

We are a leading game live streaming platform in mainland China. We offer high-quality content from diversified sources. Through cooperation with e-sports tournament and game event organizers, as well as major game developers and publishers, we have developed e-sports live streaming as one of the most popular content genres on our platform. In addition to rich content in game and e-sports genres, we also offer non-game entertainment content, such as talent shows, anime, outdoor activities, live chats, and online theater. In addition, since 2023, we have begun expanding our presence in the game industry by offering a wider range of game-related offerings to meet the evolving needs of game enthusiasts, content creators and industry partners. Having high-quality content from numerous sources and in different genres enables us to continually provide users with superior experience and enhance user stickiness to our platform.

The average mobile MAUs for Huya Live in 2023 was 84.1 million, compared to 84.3 million in 2022. The number of average quarterly paying users on Huya Live was 4.6 million in 2023, compared to 5.6 million in 2022, primarily due to the soft macroeconomic environment, which adversely affected users’ willingness to pay, as well as our proactive adjustment in support of our strategic transformation and prudent operations. Our management regularly monitors these operating metrics, which are important and direct performance indicators, in managing our business and in making relevant operational and production decisions.

Our business and results of operations are affected by general factors that, among other things, influence the live streaming industry and the game industry in mainland China, including overall macroeconomic growth and users paying sentiment, growth and competitive landscape of the live streaming market and the game market, and governmental policies and initiatives affecting the live streaming industry and the game industry. Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect our results of operations. While our business and results of operations are influenced by the general factors summarized above, we believe that our results of operations are more directly affected by company-specific factors, which include:

●	our ability to attract and grow our user base, as well as to maintain and enhance user engagement;
●	our ability to attract and retain talented and popular broadcasters;
●	our ability to enhance our monetization; and
●	our ability to manage our cost and expense.

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive income (loss) for the years indicated, both in absolute amounts and as percentages of our total net revenues:

	For the year ended December 31,
	2021		2022*		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Live streaming	10,186,204	89.7	8,195,907	88.5	6,450,782	908,574	92.2
Advertising and others	1,165,242	10.3	1,068,444	11.5	543,546	76,557	7.8
Total net revenues	11,351,446	100.0	9,264,351	100.0	6,994,328	985,131	100.0
Cost of revenues(1)	(9,751,160)	(85.9)	(8,610,726)	(92.9)	(6,179,125)	(870,312)	(88.3)
Gross profit	1,600,286	14.1	653,625	7.1	815,203	114,819	11.7
Operating expenses
Research and development expenses(1)	(818,882)	(7.2)	(684,446)	(7.4)	(578,610)	(81,496)	(8.3)
Sales and marketing expenses(1)	(759,507)	(6.7)	(530,482)	(5.7)	(440,605)	(62,058)	(6.3)
General and administrative expenses(1)	(326,772)	(2.9)	(341,243)	(3.7)	(320,838)	(45,189)	(4.6)
Total operating expenses	(1,905,161)	(16.8)	(1,556,171)	(16.8)	(1,340,053)	(188,743)	(19.2)
Other income, net	274,704	2.4	166,307	1.8	81,258	11,445	1.2
Operating loss	(30,171)	(0.3)	(736,239)	(7.9)	(443,592)	(62,479)	(6.3)
Impairment loss of investments	—	—	(55,201)	(0.6)	(225,800)	(31,803)	(3.2)
Interest income and short-term investments income	247,009	2.2	298,205	3.2	479,681	67,562	6.9
Gain on fair value change of investment	44,161	0.4	7,602	0.1	—	—	—
Goodwill impairment	—	—	(34,640)	(0.4)	—	—	—
Foreign currency exchange losses, net	(1,480)	(0.0)	(2,516)	(0.0)	(1,593)	(224)	(0.0)
Income (loss) before income tax expenses	259,519	2.3	(522,789)	(5.6)	(191,304)	(26,944)	(2.7)
Income tax expenses	(55,227)	(0.5)	(24,364)	(0.3)	(13,215)	(1,861)	(0.2)
Income (loss) before share of income (loss) in equity method investments, net of income taxes	204,292	1.8	(547,153)	(5.9)	(204,519)	(28,805)	(2.9)
Share of income (loss) in equity method investments, net of income taxes	379,207	3.3	(520)	(0.0)	—	—	—
Net income (loss)	583,499	5.1	(547,673)	(5.9)	(204,519)	(28,805)	(2.9)

Notes:

*

Our consolidated financial information for the year ended December 31, 2022 has been retrospectively adjusted due to the business combination under common control as discussed in Note 2(d) to our audited consolidated financial statements included elsewhere in this annual report.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	56,629	31,955	16,137	2,273
Research and development expenses	135,316	67,242	40,679	5,730
Sales and marketing expenses	8,318	4,477	2,842	400
General and administrative expenses	89,442	52,804	18,607	2,621

Net revenues

Total net revenues decreased by 18.4% from RMB11,351.4 million in 2021 to RMB9,264.4 million in 2022, and further decreased by 24.5% to RMB6,994.3 million (US$985.1 million) in 2023.

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

Live streaming revenues decreased by 21.3% from RMB8,195.9 million in 2022 to RMB6,450.8 million (US$908.6 million) in 2023, primarily attributable to the continued soft macroeconomic and industry environment, which adversely affected users’ willingness to pay for live streaming services, and our proactive adjustments in support of our strategic transformation and prudent operations.

Live streaming revenues decreased by 19.5% from RMB10,186.2 million in 2021 to RMB8,195.9 million in 2022, primarily attributable to due to the soft macroeconomic and tightening regulatory environment, which adversely affected users’ willingness to pay for live streaming services.

Advertising and other revenues. We generate advertising revenues primarily from sales of various forms of advertising and promotion campaigns, including (i) display advertisements in various areas of our platform, (ii) native advertisements in cooperation with broadcasters, and (iii) game events advertising and campaigns. Advertisements on our platform are generally charged on the basis of duration. We enter into advertising contracts directly with advertisers or with third-party advertising agencies. We generate a portion of revenues from sub-licensing the licensed e-sports content. Our sub-licensing revenues in 2022 was mainly contributed by our sub-licensing rights for matches of League of Legends. Our sub-licensing revenues declined significantly in 2023, because we no longer have sub-licensing rights for those matches of League of Legends from 2023 to 2025, pursuant to the Supplemental Licensing Agreement for Broadcasting League of Legends Matches we entered into in January 2023. In addition, we also generate a small portion of revenues from game-related services and sales of in-game items from certain mobile games that we developed and operated jointly with third-party distribution platforms.

Advertising and other revenues decreased by 49.1% from RMB1,068.4 million in 2022 to RMB543.5 million (US$76.6 million) in 2023, primarily due to a significant decrease in content sub-licensing revenues.

Advertising and other revenues decreased by 8.3% from RMB1,165.2 million in 2021 to RMB1,068.4 million in 2022, primarily due to less demand for advertising services resulting from the challenging macroeconomic environment.

Cost of revenues

The following table sets forth the principal components of our cost of revenues by absolute amount and as a percentage of our total cost of revenues for the years presented.

	For the year ended December 31,
	2021		2022*		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Revenue sharing fees and content costs	8,374,555	85.9	7,535,690	87.5	5,378,413	757,534	87.0
Bandwidth costs	713,672	7.3	537,921	6.2	360,660	50,798	5.8
Salaries and welfare	322,604	3.3	288,141	3.3	241,243	33,978	3.9
Payment handling costs	151,913	1.6	100,367	1.2	64,665	9,108	1.0
Share-based compensation	56,629	0.6	31,955	0.4	16,137	2,273	0.3
Others	131,787	1.3	116,652	1.4	118,007	16,621	2.0
Total cost of revenues	9,751,160	100.0	8,610,726	100.0	6,179,125	870,312	100.0

Note:

*

Our consolidated financial information for the year ended December 31, 2022 has been retrospectively adjusted due to the business combination under common control as discussed in Note 2(d) to our audited consolidated financial statements included elsewhere in this annual report.

Revenue sharing fees and content costs. Revenue sharing fees and content costs consist primarily of payments to broadcasters and talent agencies in accordance with our revenue-sharing arrangements, as well as content licensing and production costs.

Revenue sharing fees and content costs decreased by 28.6% from RMB7,535.7 million in 2022 to RMB5,378.4 million (US$757.5 million) in 2023, primarily due to the decrease in revenue sharing fees associated with the decreased live streaming revenues and lower costs related to e-sports content and content creators. Revenue sharing fees and content costs as a percentage of our total net revenues decreased from 81.3% in 2022 to 76.9% in 2023.

Revenue sharing fees and content costs decreased by 10.0% from RMB8,374.6 million in 2021 to RMB7,535.7 million in 2022, primarily due to the decrease in revenue sharing fees associated with the decreased live streaming revenues and lower costs related to content creators, partially offset by the increase in spending on e-sports content. Revenue sharing fees and content costs as a percentage of our total net revenues increased from 73.8% in 2021 to 81.3% in 2022.

Bandwidth costs. Bandwidth costs consist of fees and charges relating to bandwidth usage in our operations. Bandwidth costs decreased by 33.0% from RMB537.9 million in 2022 to RMB360.7 million (US$50.8 million) in 2023, primarily due to improved bandwidth cost management, favorable pricing terms and continued technology enhancement efforts. Bandwidth costs decreased by 24.6% from RMB713.7 million in 2021 to RMB537.9 million in 2022, primarily due to improved bandwidth cost management, favorable pricing terms and continued technology enhancement efforts.

Others. Salaries and welfare consist of salaries, bonuses and other benefits for our employees involved in the operations of our platform. Payment handling costs consist primarily of channel fees charged by payment channels such as WeChat Pay and Alipay. Other costs consist primarily of share-based compensation, as well as depreciation and amortization expense.

Salaries and welfare decreased by 16.3% from RMB288.1 million in 2022 to RMB241.2 million (US$34.0 million) in 2023, primarily attributable to a decrease in headcount. Payment handling costs decreased by 35.6% from RMB100.4 million in 2022 to RMB64.7 million (US$9.1 million) in 2023, primarily attributable to a decrease in sales of virtual items on our platform. Share-based compensation decreased by 49.5% from RMB32.0 million in 2022 to RMB16.1 million (US$2.3 million) in 2023, primarily due to the decreased awards granted in 2023. Other costs increased by 1.2% from RMB116.7 million in 2022 to RMB118.0 million (US$16.6 million) in 2023.

Salaries and welfare decreased by 10.7% from RMB322.6 million in 2021 to RMB288.1 million in 2022, primarily attributable to a decrease in headcount. Payment handling costs decreased by 33.9% from RMB151.9 million in 2021 to RMB100.4 million in 2022, primarily attributable to a decrease in sales of virtual items on our platform. Share-based compensation decreased by 43.5% from RMB56.6 million in 2021 to RMB32.0 million in 2022, primarily due to the lower price for awards granted in 2022. Other costs decreased by 11.5% from RMB131.8 million in 2021 to RMB116.7 million in 2022, primarily due to the improvement in efficiency.

Gross profit and gross margin

Our gross profit increased by 24.7% from RMB653.6 million in 2022 to RMB815.2 million (US$114.8 million) in 2023, primarily attributable to decreased cost of revenues driven by lower revenue sharing fees and content costs. Our gross margin increased from 7.1% in 2022 to 11.7% in 2023.

Our gross profit decreased by 59.2% from RMB1,600.3 million in 2021 to RMB653.6 million in 2022, primarily attributable to lower revenues and increased content costs related to e-sports content. Our gross margin decreased from 14.1% in 2021 to 7.1% in 2022.

Operating expenses

Operating expenses decreased by 18.3% from RMB1,905.2 million in 2021 to RMB1,556.2 million in 2022, and further decreased by 13.9% to RMB1,340.1 million (US$188.7 million) in 2023.

Research and development expenses. Research and development expenses consist primarily of salaries, welfare and share-based compensation for research and development personnel.

Research and development expenses decreased by 15.5% from RMB684.4 million in 2022 to RMB578.6 million (US$81.5 million) in 2023, primarily attributable to a decrease in personnel-related expenses and share-based compensation expenses.

Research and development expenses decreased by 16.4% from RMB818.9 million in 2021 to RMB684.4 million in 2022, primarily attributable to a decrease in share-based compensation expenses and personnel-related expenses.

Sales and marketing expenses. Sales and marketing expenses consist primarily of advertising and market promotion expenses, salaries and welfare as well as shared-based compensation for sales and marketing personnel.

Sales and marketing expenses decreased by 16.9% from RMB530.5 million in 2022 to RMB440.6 million (US$62.1 million) in 2023, primarily attributable to a decrease in marketing and promotion fees, as well as personnel-related expenses.

Sales and marketing expenses decreased by 30.2% from RMB759.5 million in 2021 to RMB530.5 million in 2022, primarily attributable to a decrease in marketing and promotion fees, as well as personnel-related expenses.

General and administrative expenses. General and administrative expenses consist primarily of salaries and welfare for management and administrative personnel, and share-based compensation expense for management and administrative personnel.

General and administrative expenses decreased by 6.0% from RMB341.2 million in 2022 to RMB320.8 million (US$45.2 million) in 2023, primarily attributable to a decrease in personnel-related expenses and share-based compensation expenses.

General and administrative expenses increased by 4.4% from RMB326.8 million in 2021 to RMB341.2 million in 2022, primarily attributable to an increase in personnel-related expenses.

Other income

Our other income decreased by 51.1% from RMB166.3 million in 2022 to RMB81.3 million (US$11.4 million) in 2023, primarily attributable to lower indirect tax refunds and government subsidies in 2023.

Our other income decreased by 39.5% from RMB274.7 million in 2021 to RMB166.3 million in 2022, primarily attributable to lower indirect tax refunds and government subsidies in 2022 and realized damages received in the first quarter of 2021 from a favorable outcome in a broadcaster-related lawsuit.

Operating loss

Our operating loss was RMB443.6 million (US$62.5 million) in 2023, compared with RMB736.2 million in 2022. Our operating margin increased from a negative 7.9% in 2022 to a negative 6.3% in 2023.

Our operating loss was RMB736.2 million in 2022, compared with RMB30.2 million in 2021. Our operating margin decreased from a negative 0.3% in 2021 to a negative 7.9% in 2022.

Interest income and short-term investments income

Interest income and short-term investments income consist of interest earned on bank deposits and short-term wealth management products.

Our interest income and short-term investments income increased from RMB298.2 million in 2022 to RMB479.7 million (US$67.6 million) in 2023, primarily attributable to increased interest rates and improved management of deposit products.

Our interest income and short-term investments income increased from RMB247.0 million in 2021 to RMB298.2 million in 2022, primarily attributable to increased interest rates for deposits of the funds.

Impairment loss of investments

We recorded impairment loss of investments of RMB225.8 million (US$31.8 million) in 2023 and RMB55.2 million in 2022, primarily due to the recognition of increased impairment charges on our investments attributable to weak financial performance of certain investees. We did not record any impairment loss of investments in 2021.

Income tax expenses

Our income tax expenses decreased from RMB24.4 million in 2022 to RMB13.2 million (US$1.9 million) in 2023, mainly due to the decreased profitability of certain operating entities in mainland China. Our income tax expenses decreased from RMB55.2 million in 2021 to RMB24.4 million in 2022, mainly due to the decreased profitability of certain operating entities in mainland China. For details on such income tax expenses, please see Note 19(b) to our audited consolidated financial statements included elsewhere in this annual report.

Share of (loss) income in equity method investments, net of income taxes

We recorded share of loss in equity method investments, net of income taxes of nil in 2023 and RMB0.5 million in 2022, and share of income in equity method investments, net of income taxes, of RMB379.2 million in 2021. The share of loss in equity method investments in 2022 was mainly attributable to impairment of an equity investment. The share of income in equity method investments in 2021 was mainly attributable to the investment gain related to a disposal of equity investment in the third quarter of 2021.

Net (loss) income attributable to HUYA Inc.

We had a net loss attributable to HUYA Inc. of RMB204.5 million (US$28.8 million) in 2023, as compared to a net loss attributable to HUYA Inc. of RMB547.7 million in 2022.

We had a net loss attributable to HUYA Inc. of RMB547.7 million in 2022, as compared to a net income attributable to HUYA Inc. of RMB583.5 million in 2021.

Taxation

Cayman Islands

According to Maples and Calder (Hong Kong) LLP, our legal counsel as to Cayman Islands law, the Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation, there are no other taxes likely to be material to us levied by the government of the Cayman Islands, except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands.

Hong Kong

Huya Limited, our subsidiary incorporated in Hong Kong, is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any withholding tax in Hong Kong. In 2021, 2022 and 2023, the first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong was taxed at half of the current tax rate (i.e., 8.25%) while the remaining profits continued to be taxed at the existing 16.5% tax rate.

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

Qualified software enterprises are exempt from enterprise income tax for two years, followed by a 50% reduction in the applicable tax rates for the next three years, commencing either from the first year of commercial operations or from the first year of profitable operation after offsetting tax losses generating from prior years. Certified High and New Technology Enterprises are entitled to a preferential tax rate of 15% but are required to re-apply for the preferential tax treatment every three years. During the three-year period, a High and New Technology Enterprise must conduct a self-review of its qualification each year to ensure it meets the criteria of High and New Technology Enterprises. If a High and New Technology Enterprise fails to meet the criteria for any year, the enterprise cannot enjoy the 15% preferential tax rate that year and must instead be subject to the uniform 25% income tax rate. An entity that qualifies as a “Key National Software Enterprise” is entitled to a further reduced preferential income tax rate of 10%. Entities must perform a self-assessment each year to ensure they meet the criteria for qualification, pursuant to the Circular about Issuing the Revised Measures for the Handling of Matters concerning Preferential Enterprise Income Tax Policies (SAT Public Notice [2018] No. 23). If a “Key National Software Enterprise” fails to meet the qualification criteria for the status of a “Key National Software Enterprise” in a given year, the entity would not be eligible to benefit from the 10% preferential tax rate for that year.

An entity registered in Hainan Free Trade Port and operating substantially that qualifies as an “Encouraged Industrial Enterprises” is entitled to a preferential income tax rate of 15% for five years since January 1, 2020. Entities must perform a self-assessment each year to ensure they meet the criteria for qualification, pursuant to the Circular about Preferential Corporate Income Tax Policy for Hainan Free Trade Port (SAT Public Notice [2020] No. 31). According to Hainan Provincial Tax Bureau Public Notice [2021] No. 1, enterprises set up in Hainan Free Trade Port without any branches outside shall have substantive operations in Hainan Free Trade Port, which means that such enterprises shall maintain actual business operation, human resources, finance management as well as assets solely in Hainan Free Trade Port in order to enjoy the preferential tax rate. If an Encouraged Industrial Enterprise fails to meet the qualification criteria for as the status of an “Encouraged Industrial Enterprise” or requirement of substantive operations in a given year, the enterprise would not be eligible to benefit from the 15% preferential tax rate for that year and therefore the regular 25% enterprise income tax rate would be applied instead.

The enterprise income tax applicable to each of our significant subsidiaries in mainland China and the VIE are as follows:

●	Huya Technology enjoyed a preferential tax rate of 12.5% for the year ended December 31, 2021 as a qualified “software enterprise.” Huya Technology obtained the qualification as a High and New Technology Enterprise in 2022 and enjoyed a preferential tax rate of 15% for the years ended December 31, 2022 and 2023.
●	Guangzhou Huya enjoyed a preferential tax rate of 15% for the years ended December 31, 2021, 2022 and 2023 as a qualified High and New Technology Enterprise.
●	Hainan Huya Entertainment Information Technology Co., Ltd., as an enterprise in an encouraged industry registered in the Hainan Free Trade Port and engaging in substantive operations, is entitled to enjoy the preferential tax rate of 15% for five years starting from 2020, pursuant to Cai Shui [2020] No. 31.

Commerce & Finance Law Offices, our legal counsel as to the law of mainland China, has advised us that dividends paid by our subsidiaries in mainland China to our Hong Kong subsidiary will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and submits required application materials to the tax authority, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Should the tax authority later decide that the preferential 5% tax rate is inapplicable based on subsequent reviews of the application, additional tax payable and late payment surcharges may be imposed.

Commerce & Finance Law Offices, our legal counsel as to the law of mainland China, has advised us that if our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Under the enterprise income tax law of mainland China, we may be classified as a mainland China ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China” and “Item 4. Information on the Company— B. Business Overview—Government Regulations.”

B.Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and financing activities. In April 2019, we raised US$313.8 million in net proceeds from our public offering after deducting underwriting commissions and the offering expenses payable by us. As of December 31, 2021, 2022 and 2023, we had RMB1,790.8 million, RMB694.1 million and RMB512.0 million (US$72.1 million), respectively, in cash and cash equivalents; RMB8,351.9 million, RMB9,018.3 million and RMB6,851.2 million (US$965.0 million), respectively, in short-term deposits; and RMB816.3 million, RMB3.1 million and nil, respectively, in short-term investments. Our cash and cash equivalents consist primarily of demand deposits placed with banks. Our short-term deposits consist primarily of time deposits placed with banks with original maturities of more than three months but less than one year. Our short-term investments primarily represent structured deposits with maturities of less than one year.

We declared a special cash dividend on March 19, 2024 of US$0.66 per ordinary share, or US$0.66 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on May 10, 2024. The total amount of cash to be distributed for the dividend is expected to be approximately US$150 million, which will be funded by surplus cash on our balance sheet.

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

As of December 31, 2023, the majority of our cash, cash equivalents and short-term deposits were held by our wholly owned subsidiaries in offshore accounts. Although we consolidate the results of the variable interest entity and its subsidiaries, we only have access to the assets or earnings of the variable interest entity and its subsidiaries through our contractual arrangements with the variable interest entity and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Guangzhou Huya.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

A majority of our future revenues are likely to continue to be in Renminbi. Under existing foreign exchange regulations of mainland China, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-related and service-related foreign exchange transactions.

Our subsidiaries in mainland China may convert Renminbi amounts that they generate in its own business activities, including technical consulting and related service fees pursuant to its contracts with the variable interest entity, as well as dividends it receives from its own subsidiaries, into foreign exchange and pay them to its non-mainland China parent companies in the form of dividends. However, current mainland China regulations permit our subsidiaries in mainland China to pay dividends to us only out of its accumulated profits, if any, determined in accordance with accounting standards and regulations of mainland China. Our subsidiaries in mainland China are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with the State Administration of Foreign Exchange and its local branches. The total amount of loans we can make to our subsidiaries in mainland China cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce of China or its local counterpart and the amount of registered capital of such foreign-invested company.

The following table sets forth a summary of our cash flows data for the years indicated.

	For the year ended December 31,
	2021	2022*	2023
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flows Data
Net cash provided by/(used in) operating activities	327,453	(400,363)	(32,081)	(4,518)
Net cash (used in)/provided by investing activities	(1,880,320)	(848,568)	53,206	7,495
Net cash provided by /(used in) financing activities	10,723	6,049	(202,294)	(28,493)
Net decrease in cash and cash equivalents and restricted cash	(1,542,144)	(1,242,882)	(181,169)	(25,516)
Cash and cash equivalents and restricted cash at the beginning of the year	3,458,462	1,846,454	698,141	98,331
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(69,864)	94,569	13,138	1,850
Cash and cash equivalents and restricted cash at the end of the year	1,846,454	698,141	530,110	74,665

Note:

*

Our consolidated financial information for the year ended December 31, 2022 has been retrospectively adjusted due to the business combination under common control as discussed in Note 2(d) to our audited consolidated financial statements included elsewhere in this annual report.

Operating Activities

Net cash used in operating activities was RMB32.1 million (US$4.5 million) in 2023. In 2023, the difference between our net cash used in operating activities and our net loss attributable to HUYA Inc. of RMB204.5 million (US$28.8 million) was primarily attributable to certain non-cash expenses, including impairment loss of investments of RMB225.8 million (US$31.8 million) and share-based compensation of RMB78.3 million (US$11.0 million), and changes in certain working capital items, including a decrease of RMB183.5 million (US$25.8 million) in accrued liabilities and other current liabilities, an increase of RMB88.9 million (US$12.5 million) in amounts due from related parties and a decrease of RMB60.1 million (US$8.5 million) in advances from customers and deferred revenue.

Net cash used in operating activities was RMB400.4 million in 2022. In 2022, the difference between our net cash used in operating activities and our net loss attributable to HUYA Inc. of RMB547.7 million was primarily attributable to certain non-cash expenses, including share-based compensation of RMB156.5 million, amortization of acquired intangible assets of RMB58.6 million and impairment loss of investments of RMB55.2 million, and changes in certain working capital items, including a decrease of RMB248.8 million in accrued liabilities and other current liabilities, a decrease of RMB83.0 million in amounts due to related parties, partially offset by a decrease of RMB88.9 million in amounts due from related parties as a result of recoveries.

Net cash provided by operating activities was RMB327.5 million in 2021. In 2021, the difference between our net cash provided by operating activities and our net income attributable to HUYA Inc. of RMB583.5 million was primarily attributable to certain non-cash adjustments, including share of income in equity method investments, net of income taxes, of RMB379.2 million, partially offset by share-based compensation expenses of RMB289.7 million, and changes in certain working capital items, including an increase of RMB245.6 million in prepayments and other receivables as a result of increases in prepayments and deposits to vendors and content providers, a decrease of RMB85.5 million in advances from customers and deferred revenue, and an increase of RMB83.8 million in amounts due from related parties, partially offset by an increase of RMB138.1 million in accrued liabilities and other current liabilities and an increase of RMB120.7 million in amounts due to related parties.

Investing Activities

Net cash provided by investing activities was RMB53.2 million (US$7.5 million) in 2023, which was primarily attributable to net maturities of short-term deposits of RMB2,221.5 million (US$312.9 million), partially offset by net cash paid for long-term deposits of RMB1,426.7 million (US$201.0 million), cash paid for acquisition of subsidiaries of RMB546.1 million (US$76.9 million), cash paid for property construction and equipment RMB123.2 million (US$17.4 million), and cash paid for investments of RMB68.3 million (US$9.6 million).

Net cash used in investing activities was RMB848.6 million in 2022, which was primarily attributable to net cash paid for long-term deposits of RMB1,086.7 million, net cash paid for short-term deposits of RMB169.0 million and cash paid for investments of RMB244.5 million, partially offset by net maturities of short-term investments of RMB815.3 million.

Net cash used in investing activities was RMB1,880.3 million in 2021, which was primarily attributable to net cash paid for short-term deposits of RMB2,454.9 million and cash paid for long-term investments of RMB284.1 million, partially offset by net maturities of short-term investments of RMB400.0 million and cash received from disposal of equity investments of RMB554.9 million.

Financing Activities

Net cash used in financing activities was RMB202.3 million (US$28.5 million) in 2023, which was attributable to the repurchase of our ordinary shares.

Net cash provided by financing activities was RMB6.0 million in 2022, which was attributable to proceeds from exercise of vested share options.

Net cash provided by financing activities was RMB10.7 million in 2021, which was attributable to proceeds from exercise of vested share options.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures, operating lease obligations and other contractual obligations and commitments.

Capital Expenditures

We made capital expenditures of RMB98.1 million, RMB164.8 million and RMB131.3 million (US$18.5 million) in 2021, 2022 and 2023, respectively. In these periods, our capital expenditures were mainly used for payment of office building construction, purchasing of servers and other IT infrastructures, as well as for leasehold improvement. We will continue to make capital expenditures to support the growth of our business.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations by specified categories as of December 31, 2023.

	Payment due by period
		Less than			More than
	Total	1 year	1 – 3 years	4 – 5 years	5 years

	(RMB in thousands)
Operating Lease Obligations(1)	98,483	37,563	60,920	—	—

Note:

(1)	Represents our non-cancellable operating leases and property management fees for offices expiring on different dates.

Rental expenses under operating lease for 2021, 2022 and 2023 were RMB56.4 million, RMB58.3 million and RMB53.9 million (US$7.6 million), respectively.

In 2021, we signed a contract to purchase an exclusive license for broadcasting League of Legends matches from another subsidiary of Tencent for the period from 2021 to 2025 at an aggregate purchase price of RMB2,013 million. In January 2023, the license agreement was amended, pursuant to which we were granted a non-exclusive, instead of exclusive, license for broadcasting League of Legends matches from 2023 to 2025 and that the license fee payable is decreased to a total of RMB450 million for these three years. The unpaid purchase price was RMB300 million as of December 31, 2023.

As of December 31, 2023, our total capital commitments were RMB356.7 million, consisting of construction in progress.

We intend to fund our existing and future material cash requirements primarily with our existing cash balance and anticipated cash flows from operations. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than the obligations set forth above, we do not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023.

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

Holding Company Structure

HUYA Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in mainland China, the variable interest entity and its subsidiaries in mainland China. As a result, HUYA Inc.’s ability to pay dividends depends upon dividends paid by our subsidiaries in mainland China. If our existing subsidiaries in mainland China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with accounting standards and regulations of mainland China. Under law of mainland China, each of our subsidiary and the variable interest entity and its subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in mainland China may allocate a portion of its after-tax profits based on accounting standards of mainland China to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the variable interest entity may allocate a portion of its after-tax profits based on accounting standards of mainland China to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by the State Administration of Foreign Exchange. Our subsidiaries in mainland China has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds.

The table below sets forth the respective revenues contribution and assets of HUYA Inc. and our wholly-owned subsidiaries and the variable interest entity and its subsidiaries as of the dates and for the years indicated:

	Net revenues(1)			Total assets(1)
	For the year ended December 31,			As of December 31,
	2021	2022*	2023	2022*	2023
HUYA Inc. and its wholly-owned subsidiaries	4.0%	3.5%	4.4%	88.3%	87.8%
Variable interest entity and its subsidiaries	96.0%	96.5%	95.6%	11.7%	12.2%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Notes:

*

Our consolidated financial information for the year ended December 31, 2022 and as of December 31, 2022 has been retrospectively adjusted due to the business combination under common control as discussed in Note 2(d) to our audited consolidated financial statements included elsewhere in this annual report.

(1)	The percentages exclude the inter-company transactions and balances between HUYA Inc. and its wholly-owned subsidiaries and the variable interest entity and its subsidiaries.

C.Research and Development, Patents and Licenses, etc.

Technology

The success of our business is dependent on our strong technological capabilities that support us in delivering superior user experience, increasing operational efficiency and enabling innovations. Our technology platform has been designed for reliability, scalability and flexibility.

●	AI and big data analytics. AI is used extensively in various aspects of our operations and is particularly useful for reviewing and screening contents through recognizing and analyzing patterns. The massive volume of data, such as viewing history, user interactions and purchase preference, enable us to further optimize our AI technology and enhance its accuracy. As the quantity and variety of content and user interactions continue to grow, AI capability has become increasingly important for us to control our operating costs and enhance our user experience by avoiding extensive manual review. Our big data analytics capability enables us to build a comprehensive interest profile for each user by assigning interest tags to them. Combined with our AI capability, these interest profiles allow us to personalize user interfaces and recommend content to our users. In addition, we are actively exploring the application of AI-generated content (AIGC) across our content production chain to improve content creation quality and efficiency as well as user engagement. For instance, our AI Assistant feature offers intelligent chat, fan interaction, game analysis and mini-game widget functions as well as an array of content creation tools, empowering broadcasters to provide more interactive live streaming content.

●	Live streaming technologies. Our audio and video coding and streaming technologies enable low-latency and low-loss rates in delivering voice and video data on our platform, even with weak internet connection, which provides our users with superior viewing experience. Audio and video technologies have been our main focus since our inception. For instance, we offer stable 8-20M pixels Blu-ray quality and HDR (high-dynamic range) supported live streaming.
●	Servers and other infrastructure. We have deployed hybrid cloud computing technology in our server system. We employ back-end architecture that enables smooth and expedient upgrades of our platform software infrastructure. Our advanced peer-to-peer streaming technologies help us manage bandwidth utilization more efficiently and constantly improving streaming video quality, which further enhanced scalability.

In the years ended December 31, 2021, 2022 and 2023, our research and development expenditures were RMB818.9 million, RMB684.4 million and RMB578.6 million (US$81.5 million), representing 7.2%, 7.4% and 8.3% of our total net revenues for the same year, respectively. Our research and development expenses consist primarily of salaries, welfare and share-based compensation for research and development personnel.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

Revenue

Under ASC 606, revenues is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. We identify our contracts with customers and all performance obligations within those contracts. We then determine the transaction price and allocates the transaction price to the performance obligations within our contracts with customers, recognizing revenue when, or as, we satisfy our performance obligations. Our revenue recognition policies effective upon the adoption of ASC 606.

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

The nature of our key assumptions did not change significantly throughout the periods presented.

See Note 2—“Principal accounting policies” to our audited consolidated financial statements included elsewhere in this annual report for more information regarding revenue recognition and significant judgments.

Impairment of Goodwill

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and between annual tests when an event occurs, or circumstances change that could indicate that the asset might be impaired.

Nature of estimate: Goodwill is subject to periodic assessments of impairment. We test goodwill for impairment in the fourth quarter of each year, or when an event occurs or circumstances change that indicate the asset may be impaired. We assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If a qualitative assessment identifies a possible impairment or we impair the assets of a reporting unit, then a quantitative goodwill impairment test is performed. If the carrying value of the reporting unit is above fair value, an impairment charge is recorded for the amount by which the carrying amount exceeds the reporting unit’s fair value up to a maximum amount of the goodwill balance for the reporting unit.

Assumptions and approach: Application of a goodwill impairment test requires significant management judgment, primarily on determining the fair value of the reporting unit. The judgment in estimating the fair value of the reporting units based on the income approach. Under the income approach, the fair value of the acquiree is derived from the present value of long-term cash flows that the reporting unit is expected to generate. The estimated cash flow projections were based on management’s estimates which include significant judgments and assumptions relating to revenue growth rates, the terminal growth rate, and the discount rate. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit.

As of December 31, 2023, we have performed a goodwill impairment analysis on the reporting unit relating to the recently acquired global mobile application service provider (the only reporting unit with a goodwill balance). When determining the fair value of this reporting unit, we used the income approach. The long-term cash flows are dependent on certain key assumptions including revenue growth rates and the terminal growth rate. These factors, particularly the revenue growth rate, are subject to high degree of judgment and complexity. The carrying amount of goodwill allocated to the reporting unit was RMB457 million. Based on the quantitative assessment results, the fair value of this reporting unit exceeded its carrying amount by 10% as of December 31, 2023. If the revenue growth rate and terminal growth rate decreased by 2% or the discount rate increased by 2% while holding all other assumptions constant, there would be no significant impact to our consolidated results of operations.

Because of the lack of operating history and expected rapid growth of the acquiree, we supplemented our income approach method with the use of a market-based method which considers EBITDA multiples based on market data of comparable companies engaged in similar operations and economic characteristics. Based on the results using both approaches, the fair value of the acquiree was determined to exceeded its carrying value as of December 31, 2023.

Therefore, we concluded that there was no impairment of goodwill as of December 31, 2023.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “Principal accounting policies—(cc) Recently issued accounting pronouncements” of our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Songtao Lin	45	Chairman of Board of Directors
Junhong Huang	43	Director, Acting Co-Chief Executive Officer and Senior Vice President
Qinghua Xie	46	Director
Hai Tao Pu	53	Director
Guang Xu	40	Director
Lei Zheng	47	Director
Hongqiang Zhao	47	Independent Director
Tsang Wah Kwong	71	Independent Director
Ashley Xin Wu	39	Acting Co-Chief Executive Officer and Vice President of Finance

Mr. Songtao Lin has been serving as the chairman of our board of directors since May 2023. Mr. Lin joined Tencent in 2003 and currently serves as the corporate vice president of Tencent. Mr. Lin has held management positions within various Tencent business lines, including QQ, Qzone, Open Platform, GuangDianTong, YingYongBao, and the On-line Video Business Unit. Mr. Lin received his master’s degree in computer application technology from Tianjin University in 2003 and an executive MBA degree from China European International Business School in 2014.

Mr. Junhong Huang has been serving as our director since March 2024 and our acting co-chief executive officer since August 2023. Currently, Mr. Huang also serves as our senior vice president. Prior to joining us, Mr. Huang served as vice president of Tencent Cloud and was responsible for the management and product development of QQ, Tencent Docs, and Tencent Cloud infrastructure products since 2007. Mr. Huang received his master of science degree in network engineering from the University of Paris VI (now Sorbonne University) in 2007.

Mr. Qinghua Xie has been serving as our director since April 2023. Mr. Xie joined Tencent in December 2003, and currently serves as the corporate vice president of Tencent. Mr. Xie has served as a non-executive director of Yixin Group Limited (SEHK: 2858) since April 2022, a non-executive director of Tongcheng Travel Holdings Limited (SEHK: 0780) since April 2023 and a non-executive director of China Literature Limited (SEHK: 0772) since May 2023. Mr. Xie obtained a bachelor’s degree in economics from Sun Yat-Sen University in 2001.

Mr. Hai Tao Pu has been serving as our director since April 2020. Mr. Pu currently serves as the co-head of legal department of Tencent. He served as a member of the Listing Committee of the Hong Kong Stock Exchange from 2018 to 2023 and a listing committee member of Shenzhen Stock Exchange ChiNext from 2020 to 2023. Prior to joining Tencent in 2010, Mr. Pu practiced corporate and M&A, capital markets and commercial law at Slaughter and May and Mallesons Stephen Jaques. Mr. Pu received his Juris Doctor from the Melbourne University Law School in Australia.

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

Mr. Hongqiang Zhao has been serving as our independent director since May 2018. Mr. Zhao currently also serves as an independent director of Li Auto Inc. (Nasdaq: LI; SEHK: 2015), an independent non-executive director of Beisen Holding Limited (SEHK: 9669), Gogox Holdings Limited (SEHK: 2246) and YSB Inc. (SEHK: 9885). Previously, Mr. Zhao served as an executive director and chief financial officer at Bairong Inc. (SEHK: 6608) between June 2018 and May 2023. Prior to that, Mr. Zhao was the chief financial officer of NetEase Lede Technology Co., Ltd. Beijing Branch from October 2014. Previously, Mr. Zhao served as an assistant chief auditor at the PCAOB, a regulatory oversight agency under the SEC of the United States. He worked at KPMG LLP in the United States from August 2001 to February 2009, with the most recent position being an audit manager. Mr. Zhao accumulated corporate governance knowledge and experience through his aforementioned positions and directorships. Mr. Zhao received his bachelor’s degree in accounting from Tsinghua University and his master’s degree in accountancy from George Washington University.

Mr. Tsang Wah Kwong has been serving as our independent director since May 2020. Mr. Tsang currently also serves as an independent non-executive director of China Merchants China Direct Investments Limited (SEHK: 0133), Sihuan Pharmaceutical Holdings Group Limited (SEHK: 0460), Shirble Department Store Holdings (China) Limited (SEHK: 0312) and TK Group (Holdings) Limited (SEHK: 2283). Prior to June 2011, Mr. Tsang was a partner of PricewaterhouseCoopers in Hong Kong and China and has over 30 years of experience in auditing and providing support for initial public offerings and acquisition transactions. Mr. Tsang received his bachelor’s degree in business administration from Chinese University of Hong Kong. He is a fellow member of the Hong Kong Institute of Certified Public Accountants, a member of the Chinese Institute of Certified Public Accountants and a fellow member of the Chartered Association of Certified Accountants.

Ms. Ashley Xin Wu has been serving as our acting co-chief executive officer since August 2023 and our vice president of finance since September 2021. Ms. Wu joined our company in September 2017 and has been a leader of our finance department since then. Prior to joining us, Ms. Wu served in various finance positions in JOYY Inc. (Nasdaq: YY) from July 2012 to September 2017. Between October 2011 and July 2012, Ms. Wu worked as a senior financial analyst at Amway (China) Co., Ltd. Prior to that, Ms. Wu worked as an assistant audit manager at KPMG Huazhen from August 2007 to September 2011. Ms. Wu received her bachelor’s degree in accounting from Sun Yat-sen University in 2007. Ms. Wu is a Certified Public Accountant in the United States and a member of the Chinese Institute of Certified Public Accountants.

B.Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, the compensation we paid to our executive officers and directors in cash amounted to an aggregate of RMB17.0 million (US$2.4 million). We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Our subsidiaries in mainland China, the variable interest entity and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our officers and directors, see “—Share Incentive Plans.”

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

Share Incentive Plans

Amended and Restated 2017 Plan

In July 2017, our board of directors approved the 2017 Share Incentive Plan, as amended and restated in March 2018, to provide incentives to our employees, directors and consultants and promote the success of our business. The maximum number of Class A ordinary shares that may be issued under the Amended and Restated 2017 Plan is 28,394,117. As of March 31, 2024, options to purchase 119,002 Class A ordinary shares are outstanding, and 2,779,503 restricted share units are outstanding under the Amended and Restated 2017 Plan.

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

The following table summarizes, as of March 31, 2024, the outstanding options granted under the Amended and Restated 2017 Plan to grantees. As of March 31, 2024, there are no outstanding options granted to our current directors or executive officers under the Amended and Restated 2017 Plan.

Class A Ordinary
	Shares Underlying	Exercise Price		Date of
Name	Options Awarded	(US$/Share)	Date of Grant	Expiration
Grantees as a group	*	US$2.55	August 9, 2017, March 15, 2018 and July 1, 2018	August 8, 2027, March 14, 2028 and June 30, 2028

Note:

*	Less than 1% of our total outstanding shares.

The following table summarizes, as of March 31, 2024, the outstanding restricted share units granted under the Amended and Restated 2017 Plan to our directors, executive officers and other grantees.

Class A Ordinary Shares
	Underlying Restricted		Date of
Name	Share Units Awarded	Date of Grant	Expiration
Ashley Xin Wu	*	March 31, 2018, August 15, 2019, and May 29, 2020	March 30, 2028, August 14, 2029, and May 28, 2030
Other individuals as a group	2,730,375	March 31, 2018 to December 15, 2021	March 30, 2028 to December 14, 2031

Note:

*	Less than 1% of our total outstanding shares.

Amended and Restated 2021 Plan

In June 2021, our board of directors approved the 2021 Share Incentive Plan, which was amended and restated in September 2022, to provide incentives to our employees, directors and consultants for outstanding performance to generate superior returns to our shareholders. The maximum number of Class A ordinary shares that may be issued under the Amended and Restated 2021 Plan is 8,018,111. As of March 31, 2024, 5,590,592 restricted share units are outstanding under the Amended and Restated 2021 Plan.

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

The shares reserved and to be issued under our Amended and Restated 2021 Plan have been registered on the Registration Statements on Form S-8 on July 8, 2021 and December 23, 2022.

The following table summarizes, as of March 31, 2024, the outstanding restricted share units granted under the Amended and Restated 2021 Plan to our directors, executive officers and other grantees.

Class A Ordinary Shares
Underlying Restricted
Name	Share Units Awarded	Date of Grant	Date of Expiration
Junhong Huang	*	March 4, 2024	March 3, 2034
Ashley Xin Wu	*	June 22, 2021, September 15, 2021, September 9, 2022 and March 4, 2024	June 21, 2031, September 14, 2031, September 8, 2032 and March 3, 2034
Other individuals as a group	5,330,212	June 22, 2021 to March 15, 2023	June 21, 2031 to March 14, 2033

Note:

*	Less than 1% of our total outstanding shares.

C.Board Practices

Board of Directors

Our board of directors consists of eight directors. Pursuant to our memorandum and articles of association, Tencent has the right to appoint, remove and replace at least one director as long as Tencent and its affiliates collectively hold no less than 20% of our issued share capital on a fully diluted basis. For so long as Tencent and its affiliates collectively hold no less than 50% of the voting power in us, Tencent has the right to appoint, remove and replace up to the lowest number of directors that (x) constitutes a majority of the directors and (y) is no less than proportionate to its voting power in us, by delivering a written notice to us. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the foregoing, our shareholders may by special resolution appoint any person to be a director and the board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director to fill a vacancy or as an addition to the existing board of directors. A director may vote with respect to any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds or other securities whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Hongqiang Zhao and Mr. Tsang Wah Kwong. Mr. Hongqiang Zhao is the chairperson of our audit committee. We have determined that Mr. Hongqiang Zhao and Mr. Tsang Wah Kwong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Mr. Hongqiang Zhao and Mr. Tsang Wah Kwong qualify as “audit committee financial experts.” Mr. Hongqiang Zhao currently also serves on the audit committees of Li Auto Inc. (Nasdaq: LI; SEHK: 2015), Beisen Holding Limited (SEHK: 9669), Gogox Holdings Limited (SEHK: 2246) and YSB Inc. (SEHK: 9885). Mr. Tsang Wah Kwong currently also serves on the audit committees of China Merchants China Direct Investments Limited (SEHK: 0133), Sihuan Pharmaceutical Holdings Group Limited (SEHK: 0460), Shirble Department Store Holdings (China) Limited (SEHK: 0312) and TK Group (Holdings) Limited (SEHK: 2283). Our board of directors has determined that the simultaneous service of Mr. Hongqiang Zhao and Mr. Tsang Wah Kwong on the audit committees of these public companies would not impair their ability to effectively serve on the audit committee of our board of directors. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Qinghua Xie, Mr. Hongqiang Zhao and Mr. Tsang Wah Kwong. Mr. Qinghua Xie is the chairperson of our compensation committee. We have determined that Mr. Hongqiang Zhao and Mr. Tsang Wah Kwong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our acting co-chief executive officers may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our acting co-chief executive officers and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements, and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Hongqiang Zhao, Mr. Tsang Wah Kwong and Mr. Songtao Lin. Mr. Hongqiang Zhao is the chairperson of our nominating and corporate governance committee. Mr. Hongqiang Zhao and Mr. Tsang Wah Kwong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board;
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations; and
●	making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office and its responsibilities of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Tencent has the right to appoint, remove and replace at least one director as long as Tencent and its affiliates collectively hold no less than 20% of our issued share capital on a fully diluted basis. For so long as Tencent and its affiliates collectively hold no less than 50% of the voting power in us, Tencent has the right to appoint, remove and replace up to the lowest number of directors that (x) constitutes a majority of the directors and (y) is no less than proportionate to its voting power in us, by delivering a written notice to us. Subject to the foregoing, our directors may be elected by a resolution of our board of directors, or by a special resolution of our shareholders. Our directors are not subject to a term of office (unless otherwise specified in a written agreement between our company and the relevant director) and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provision of our memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

D.Employees

We had 1,345 employees as of December 31, 2023. We had 2,067 and 1,521 employees as of December 31, 2021 and December 31, 2022, respectively. As of December 31, 2023, 77.6%, 9.1% and 13.3% of our employees were located in Guangzhou, Foshan and other cities, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023.

	As of December 31, 2023
	Number	%
Customer services and operations	416	30.9
Research and development	705	52.4
Sales and marketing	59	4.4
General and administrative	165	12.3
Total	1,345	100.0

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A and Class B ordinary shares as of March 31, 2024:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 227,697,240 ordinary shares outstanding as of March 31, 2024, comprising of 77,310,723 Class A ordinary shares (excluding 19,264,539 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan and treasury ADSs) and 150,386,517 Class B ordinary shares.

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

Ordinary Shares Beneficially Owned
			Total	% of total
			ordinary	ordinary	% of
	Class A	Class B	shares on an	shares on an	aggregate
	ordinary	ordinary	as-converted	as converted	voting
	Shares†	Shares††	basis	basis	power†††
Directors and Executive Officers:**
Songtao Lin	—	—	—	—	—
Junhong Huang	—	—	—	—	—
Qinghua Xie	—	—	—	—	—
Hai Tao Pu	—	—	—	—	—
Guang Xu	—	—	—	—	—
Lei Zheng	—	—	—	—	—
Hongqiang Zhao	—	—	—	—	—
Tsang Wah Kwong	—	—	—	—	—
Ashley Xin Wu	*	—	*	*	*
All directors and executive officers as a group	*	—	*	*	*
Principal Shareholders:
Tencent Holdings Limited (1)	—	150,386,517	150,386,517	66.0	95.1

Notes:

*	Less than 1% of total outstanding ordinary shares.
**

The business address for our executive director and officers listed in the table is Building A3, E-Park, 280 Hanxi Road, Panyu District, Guangzhou 511446, the People’s Republic of China. The business address of Mr. Songtao Lin and Qinghua Xie is Tencent Binhai Building, No. 33 Haitian 2nd Road, Nanshan District, Shenzhen, the People’s Republic of China. The business address of Mr. Hai Tao Pu is 29/F, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong. The business address of Mr. Guang Xu is 13/F, Building C, Kexing Science Park, Nanshan District, Shenzhen, the People’s Republic of China. The business address of Mr. Lei Zheng is Building D2, Kexing Science Park, Nanshan District, Shenzhen, the People’s Republic of China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2024, by the sum of the total number of Class A ordinary shares outstanding as of March 31, 2024 and the number of Class A ordinary shares underlying the options held by such person or group that are exercisable within 60 days of March 31, 2024.

††

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group, including Class B ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2024, by the sum of the total number of Class B ordinary shares outstanding as of March 31, 2024 and the number of Class B ordinary shares underlying the options held by such person or group that are exercisable within 60 days of March 31, 2024.

†††

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, including Class A and Class B ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2024, with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)Represents 150,386,517 Class B ordinary shares directly held by Linen Investment Limited, based on our register of members. Tencent Holdings Limited is a Cayman Islands company. Linen Investment Limited is a British Virgin Islands company and a direct wholly owned subsidiary of Tencent Holdings Limited. The principal business address of each of Tencent Holdings Limited and Linen Investment Limited is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

To our knowledge, as of March 31, 2024, we had one record holder of our shares in the United States, namely Deutsche Bank Trust Company Americas, the depositary of our ADS program. Deutsche Bank Trust Company Americas held a total of 96,575,262 Class A ordinary shares of record as of March 31, 2024, including Class A ordinary shares issued for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan and treasury ADSs. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

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

Agreements and Transactions with Tencent

Upon the completion of the issuance of Series B-2 Preferred Shares on March 8, 2018, Tencent became a related party of ours as our major shareholder.

The table below provides a summary of our transactions with Tencent for the years ended December 31, 2021, 2022 and 2023:

	For the year ended December 31,
	2021	2022*	2023
	RMB	RMB	RMB	US$

	(in thousands)
Acquisition under common control*	—	—	574,826	80,963
Content costs charged by Tencent	485,988	539,451	249,536	35,146
Operation support services provided by Tencent	370,393	225,808	142,372	20,053
Advertising, sub-licensing and other revenues from Tencent	80,302	22,073	118,844	16,739
Disposal gain of an investment	360,589	—	—	—
Others	14,617	12,867	6,422	905

Note:

*

In December 2023, we acquired a global mobile application service provider from Tencent Holdings Limited for an aggregate cash consideration of US$81 million (equivalent to RMB574,826 thousand). As this acquisition constituted a business combination under common control, we consolidated the financial results of this mobile application service provider on a retrospective basis since the first quarter of 2022 in accordance with ASC 805, Business Combinations. Accordingly, retrospective adjustments have been made to our consolidated financial information for the year ended December 31, 2022 presented in this annual report, including but not limited to the summary of our transactions with Tencent for the year ended December 31, 2022, reflecting the consolidation of this mobile application service provider. Given that this was a transaction that involved entities under common control of Tencent Holdings Limited, all assets and assumed liabilities transferred have been recognized at the historical cost of the parent. See Note 2(d) to our audited consolidated financial statements included elsewhere in this annual report.

Agreements and Transactions with JOYY

The table below provides a summary of our transactions with JOYY for the years ended December 31, 2021, 2022 and 2023:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Purchase of services by JOYY on behalf of Huya	268	502	—	—
Operation support services provided by JOYY	2,543	351	468	66

We have entered a series of agreements with JOYY in areas of intellectual property and business cooperation. In addition, we entered into a registration rights agreement, under which we granted JOYY certain registration rights, including:

●	Demand registration rights. So long as JOYY holds 25% or more of the voting power of our outstanding shares, it has the right to request us effect a registration for their shares. We are not obligated to effect more than two demand registrations that have been declared and ordered effective.
●	Form F-3 registration rights. If we qualify for registration on Form F-3, JOYY may request us to file a registration statement on Form F-3. We are not obligated to effect more than six registration statements on Form F-3 that have been declared and ordered effective.
●	Piggyback registration rights. If we propose to file a registration statement for a public offering of our securities, we must afford JOYY an opportunity to participate in that offering. We have the right to terminate or withdraw any registration initiated by us under the piggyback registration rights prior to the effectiveness of such registration.

In connection with JOYY’s disposal of its shareholding in HUYA Inc. to Linen Investment Limited, these registration rights have all been assigned to Linen Investment Limited. Furthermore, David Xueling Li resigned from our board of directors in May 2023. As a result of the foregoing, JOYY ceased to be a related party of our company, and our transactions with JOYY thereafter were not recorded as related party transactions for the year ended December 31, 2023 in our consolidated financial statements for accounting purposes.

Agreements and Transactions with Entities over which Tencent and/or Huya Have Significant Influence

On April 3, 2020, Tencent’s related parties became our related parties as a result of Tencent gaining majority voting power in us and consolidating our financial statements. The table below provides a summary of our transactions with entities over which Tencent and/or Huya have significant influence in the years ended December 31, 2021, 2022 and 2023.

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Content cost and revenue sharing fees charged by Tencent and Huya’s related parties	102,311	100,627	61,272	8,630
Advertising, sub-licensing and other revenues from Tencent and Huya’s related parties	188,209	13,072	23,902	3,367
Others	21,013	18,213	29,178	4,110

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Share Option Grants

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and government authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—We may be subject to intellectual property infringement claims or other allegations, which could result in our payment of substantial damages, penalties and fines, removal of relevant content from our platform or seeking license arrangements which may not be available on commercially reasonable terms.”

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

We declared a special cash dividend on March 19, 2024 of US$0.66 per ordinary share, or US$0.66 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on May 10, 2024. The ex-dividend date will be May 9, 2024. The total amount of cash to be distributed for the dividend is expected to be approximately US$150 million, which will be funded by surplus cash on our balance sheet. The payment date for holders of ordinary shares and holders of ADSs is expected to be on or around May 24, 2024. The dividend to be paid to holders of our ADSs through the depositary bank will be subject to the terms of the deposit agreement.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in mainland China for our cash requirements, including any payment of dividends to our shareholders. Regulations of mainland China may restrict the ability of our subsidiaries in mainland China to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Currency Exchange and Dividend Distribution” and “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

If we pay any dividends, we will pay those dividends which are payable with respect to the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.Offering and Listing Details

See “—C. Markets.”

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs, each representing one of our Class A ordinary shares, have been listed on the NYSE since May 11, 2018. Our ADSs trade under the symbol “HUYA.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

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

Voting Rights

With respect to all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters subject to vote at our general meetings. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any shareholders’ meeting shall be decided by way of a poll and not on a show of hands.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is with respect to only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us with respect thereto.

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

Liquidation

On a return of capital on winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares with respect to which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are an exempted company with limited liability registered under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our fourth amended and restated memorandum of association contains a declaration that the liability of our members is so limited.

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

Subject to our fourth amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including but not limited to:

●	the designation of the series;

●	the number of shares of the series and the subscription price thereof if different from the par value thereof;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Anti-takeover Provisions

Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	subject to our fourth amended and restated memorandum and articles of association, authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders

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

Election and Removal of Directors

Unless otherwise determined by our company in general meeting, our fourth amended and restated memorandum and articles of association provide that our board of directors consists of not less than five directors, including no less than two independent directors. The board of directors shall have the right to expand the size of the board of directors and determine the exact number of directors. Tencent has the right to appoint, remove and replace at least one director as long as Tencent and its affiliates collectively hold no less than 20% of our issued share capital on a fully diluted basis. For so long as Tencent and its affiliates collectively hold no less than 50% of the voting power in our Company, Tencent shall be entitled to appoint, remove and replace up to the lowest number of directors that (x) constitutes a majority of the directors and (y) is no less than proportionate to its voting power in our company. There are no provisions relating to retirement of directors upon reaching any age limit.

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

Proceedings of Board of Directors

Our fourth amended and restated memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, is a majority of the directors.

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

Changes in Capital

Our shareholders may from time to time by special resolution:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

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

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are given for up to 30 years);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name in the register of members.

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

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a statement of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. Court approval is not required for a merger or consolidation which is affected in compliance with these statutory procedures.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder or creditor has the right to express to the court the view that the transaction ought not to be approved, the court would nevertheless be likely to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting with respect to his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule, a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, our company to challenge:

●	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders,
●	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and
●	an act which requires a resolution with a qualified (or special) majority (i.e., more than a simple majority) which has not been obtained.

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

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by a special resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our Memorandum and Articles of Association.

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

Exempted Company. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of members is not required to be open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue no par value shares;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are given for up to 30 years);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C.Material Contracts

We have not entered into any material contracts during the two years immediately preceding the date of this annual report other than in the ordinary course of business and other than those described under this item or “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report.

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Currency Exchange and Dividend Distribution.”

E.Taxation

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

Cayman Islands Taxation

Maples and Calder (Hong Kong) LLP, our legal counsel as to Cayman Islands law, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties, which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital with respect to the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued the Notice of the State Administration of Taxation on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the general position of the State Administration of Taxation on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

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

Provided that our Cayman Islands holding company, HUYA Inc., is not deemed to be a mainland China resident enterprise, holders of our ADSs and ordinary shares who are not mainland China residents will not be subject to mainland China income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a mainland China resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the mainland China entity which directly owned such taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the tax authority of mainland China may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland China tax. As a result, gains derived from such indirect transfer may be subject to enterprise income tax of mainland China, and the transferor obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. We and our non-mainland China resident investors may be at risk of being required to file a return and being taxed under the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, and we may be required to expend valuable resources to comply with the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, or to establish that we should not be taxed under this circular. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Under the enterprise income tax law of mainland China, we may be classified as a mainland China ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. holder, as defined below, that holds our ADSs or Class A ordinary shares as “capital assets,” which generally refer to properties held for investment under the United States Internal Revenue Code of 1986, as amended. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and minimum tax considerations, the Medicare tax on net investment income, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;

●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for minimum tax;
●	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of the ownership or disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;
●	an estate the income of which is subject to United States federal income taxation regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the United States Internal Revenue Code of 1986, as amended, or applicable United States Treasury regulations.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible to cash are categorized as a passive asset, and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is unclear, we treat the variable interest entity (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operations of such entities, but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

Based upon the nature and composition of our assets (in particular, the retention of a substantial amount of cash, deposits and investments), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or Class A ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or Class A ordinary shares you hold at their fair market value, and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC, and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or Class A ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

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

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs with respect to such stock) which is readily tradable on an established securities market in the United States. Our ADSs (but not our Class A ordinary shares) are listed on the NYSE and are considered readily tradable on an established securities market in the United States. Since our Class A ordinary shares will not be listed on an established securities markets in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. We believe that our ADSs will be readily tradable, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the United States-mainland China income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose), and in that case, we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares or ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class A ordinary shares. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a mainland China “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to mainland China withholding taxes on dividends paid on our ADSs or Class A ordinary shares. See “—People’s Republic of China Taxation.” In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit with respect to any foreign withholding taxes imposed on dividends received on ADSs or Class A ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, with respect to such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a mainland China “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in mainland China, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and mainland China may elect to treat the gain as mainland China source income. Pursuant to United States Treasury regulations, however, if a U.S. holder is not eligible for the benefits of the U.S.- China income tax treaty or does not elect to apply the U.S.- China income tax treaty then such U.S. holder may not be able to claim a foreign tax credit arising from any tax of mainland China imposed on the disposition of ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the U.S.- China income tax treaty and the potential impact of the United States Treasury regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares, and unless the U.S. holder makes a mark-to-market election as described below, the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or Class A ordinary shares;
●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. For those purposes, our ADSs, but not our Class A ordinary shares, are listed on NYSE, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the Internal Revenue Service determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ADSs are listed on the NYSE, which is a national securities exchange that is registered with the SEC. Consequently, if our ADSs continue to be listed on the NYSE and are being regularly traded, we expect that the mark-to-market election would be available to a U.S. holder that holds our ADSs were we to be or become a PFIC, but no assurances may be given in this regard. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. It should also be noted that only the ADSs and not the Class A ordinary shares are listed on the NYSE. Consequently, if a U.S. holder holds Class A ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If a U.S. holder makes a mark-to-market election with respect to a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

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

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the tax treatment for PFICs described above.

If a U.S. holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual Internal Revenue Service Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

F.Dividends and Paying Agents

Not Applicable.

G.Statement by Experts

Not Applicable.

H.Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information we file with the SEC can be obtained over the internet at SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports, and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

We will post this annual report on our website https://ir.huya.com. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our revenues and expenses are generally denominated in RMB. We do not believe that we currently have significant foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs is affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs are traded in U.S. dollars.

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

As of December 31, 2023, we had U.S. dollar-denominated cash and cash equivalents, short-term deposits, and long-term deposits of US$36.0 million, US$800.0 million and US$64.0 million respectively. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2023 would result in a decrease of RMB25.5 million in cash and cash equivalents, a decrease of RMB566.6 million in short-term deposits and a decrease of RMB45.3 million in long-term deposits. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2023 would result in an increase of RMB25.5 million in cash and cash equivalents, an increase of RMB566.6 million in short-term deposits and an increase of RMB45.3 million in long-term deposits.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income and short-term investments income which consists of interest earned on bank deposits, short-term wealth management products with maturities of less than one year.

We generated interest income and short-term investments income of RMB247.0 million, RMB298.2 million and RMB479.7 million (US$67.6 million) in 2021, 2022 and 2023, respectively. We had cash and cash equivalents of RMB512.0 million (US$72.1 million), short-term deposits of RMB6,851.2 million (US$965.0 million) and long-term deposits of RMB2,553.3 million (US$359.6 million) as of December 31, 2023. Assuming such amount of cash and cash equivalents and term deposits were held entirely in the form of interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately RMB99.2 million (US$14.0 million). We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

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

As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2023, we recorded US$31.5 thousand received from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, as amended (File No: 333-230706) in relation to the public offering of 18,400,000 ADSs representing 18,400,000 of our Class A ordinary shares (including 13,600,000 ADSs sold by us and 4,800,000 ADSs sold by the selling shareholder), at a public offering price of US$24.00 per ADS. The registration statement was declared effective by the SEC on April 9, 2019. Our public offering closed in April 2019. Credit Suisse Security (USA) LLC, Goldman Sachs (Asia) L.L.C., Citigroup Global Markets Inc. and Jefferies LLC were the representatives of the underwriters for our public offering. The aggregate price of the offering amount registered and sold by us were US$326.4 million.

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

In 2021, 2022 and 2023, we used approximately US$29.6 million, approximately US$43.2 million and approximately US$69.3 million of the net proceeds from the public offering in April 2019. We intend to use the remaining proceeds from the public offering as follows. The expected timeline and purposes for the use of proceeds are based on the management’s current outlook, and are subject to uncertainties as well as changes in circumstances.

	Intended use of proceeds from the public offering	Actual amount utilized during the year ended December 31, 2023	Unutilized amount as of December 31, 2023	Expected timeline for utilizing the unutilized amount
	US$ in millions	US$ in millions	US$ in millions
Cultivation of content ecosystem and e-sports partners to expand content genres and improving content quality	94.1 to 125.5	31.4	up to 51.9	Before the end of 2027

Research and development to strengthen technologies and products	78.5 to 94.1	3.8	up to 75.3	Before the end of 2027

Overseas expansion opportunities and potential strategic investments and merger and acquisition opportunities	31.4 to 47.1	3.6	up to 40.0	Before the end of 2027

Expanding and enhancing product and service offerings	15.7 to 31.4	2.1	up to 17.2	Before the end of 2027

General corporate purposes	15.7 to 94.1	28.4	up to 65.2	Before the end of 2027

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our acting co-chief executive officers and vice president of finance, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our acting co-chief executive officers and vice president of finance, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our acting co-chief executive officers who also serve as our senior vice president and vice president of finance assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. We completed the acquisition of a global mobile application service provider during the year ended December 31, 2023. As permitted by relevant rules and regulations, we have excluded the global mobile application service provider business from our evaluation of internal control over financial reporting as of December 31, 2023. Overall, the global mobile application service provider constituted less than 1% of total assets and total net revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2023. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16B.CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our acting co-chief executive officers, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at https://ir.huya.com.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2022	2023
	RMB	RMB

	(in thousands)
Audit fees(1)	10,100	12,600
Tax fees(2)	59	—

Notes:

(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual or quarterly financial statements and other SEC filings.
(2)	“Tax fees” mean the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors associated with certain permitted transfer pricing, tax consulting and other tax advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services and tax services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See “Item 16G. Corporate Governance.”

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 15, 2023, our board of directors authorized a share repurchase plan under which we may repurchase up to US$100 million of our company’s Class A ordinary shares or the ADSs over a 12-month period. The share repurchase plan was publicly announced on August 15, 2023. For the year ended December 31, 2023, we repurchased under this program a total of 9,158,997 Class A ordinary shares in the form of ADSs on the New York Stock Exchange at an aggregate consideration of US$28.8 million.

The following table sets forth a summary of our repurchase of the ADSs under the share repurchase plan described in the paragraph above since its announcement till December 31, 2023. All shares were repurchased in the open market pursuant to the share repurchase plan.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plans	Approximate Dollar value of ADSs that May Yet Be Purchased Under the Plans
August 2023	675,135	US$2.62	675,135	US$98,233,672
September 2023	2,809,686	US$2.56	2,809,686	US$91,031,595
October 2023	158,122	US$2.80	158,122	US$90,589,143
November 2023	2,258,074	US$3.54	2,258,074	US$82,585,589
December 2023	3,257,980	US$3.49	3,257,980	US$71,204,553

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the NYSE, we are subject to the NYSE Listed Company Manual corporate governance listing standards. We are a “controlled company” as defined under the NYSE Listed Company Manual because Tencent beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;
●	the requirement that the compensation committee be composed entirely of independent directors; and
●	the requirement that the nominating committee be composed entirely of independent directors.

Our board of directors is not composed of a majority of independent directors. Furthermore, not all members of our compensation committee and our nominating and corporate governance committee are independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

The NYSE Listed Company Manual permits a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE Listed Company Manual. We follow home country practice and have a two-member audit committee, in lieu of the requirement of NYSE Listed Company Manual Section 303A.07 to have an audit committee with at least three members. Additionally, Section 303A.08 of the NYSE Listed Company Manual requires that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice in this regard and did not seek shareholders’ approval when we approved the 2021 Share Incentive Plan, effective on June 22, 2021, and the Amended and Restated 2021 Plan, effective on September 8, 2022. Furthermore, Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We are a Cayman Islands company, and each of our acting co-chief executive officers is not required under applicable Cayman Islands law to make such a certification. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual. In addition, Section 302.00 of the NYSE Listed Company Manual requires that we must hold an annual general meeting of shareholders during each fiscal year. We have followed our home country practice in lieu of the provisions of Section 302 and did not hold an annual general meeting of shareholders in 2022 and 2023.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external cyber threats. This comprehensive system spans multiple security domains, including network, host and application layers. It integrates a range of security capabilities, such as threat defense, continuous monitoring, in-depth analysis, rapid response, as well as strategic deception and countermeasures. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, continuous testing of aspects of our security posture internally and with third-party business partners and third-party service providers, such as third-party online payment system provider, a solid incident response framework and regular cybersecurity training sessions for our employees. Our Infrastructure Security department is actively engaged in continual monitoring of the performance of our infrastructure to ensure prompt identification and response to potential issues, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management and is informed on risks from cybersecurity threats. Our board of directors shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of our Company.

On the management level, our acting co-chief executive officers are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incidents. Mr. Junhong Huang, who has over 10 years of experience as management and development roles in large technology companies and extensive knowledge and skills in security risk management and security compliance, is primarily responsible for cybersecurity risk management at the management level. He will report to our board of directors (i) from time to time, regarding their assessment, identification and management on material risks from cybersecurity threats (if any) that may be involved in the ordinary course of our business operations, and (ii) on disclosure concerning cybersecurity matters in our Form 6-K for material cybersecurity incidents (if any) and our annual report on Form 20-F.

If a cybersecurity incident occurs, Mr. Junhong Huang will organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, Mr. Junhong Huang will report the incident and relevant assessment results to our board of directors and our board of directors will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, Mr. Junhong Huang and other relevant department(s) shall promptly prepare disclosure material for review and approval by our board of directors before it is disseminated to the public.

PART III.

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of HUYA Inc. and its subsidiaries are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

1.1

Fourth Amended and Restated Memorandum and Articles of Association of the registrant (incorporated by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-38482) furnished with the Securities and Exchange Commission on May 15, 2020)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

2.2

Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

2.3

Deposit Agreement dated May 10, 2018, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-227336) filed with the Securities and Exchange Commission on September 14, 2018)

2.4*	Description of Securities

4.1

The Amended and Restated 2021 Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Form 6-K (File No. 001-38482) furnished with the Securities and Exchange Commission on September 8, 2022)

4.2

The Amended and Restated 2017 Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333 224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.5

English translation of the Equity Interest Pledge agreement among Guangzhou Huya Technology Co., Ltd., Guangzhou Huya Information Technology Co., Ltd., and Linzhi Tencent Technology Co., Ltd. dated September 17, 2020 (incorporated by reference to Exhibit 10.1 to the registration statement on Form F-4 (File No. 333-250016) filed with the Securities and Exchange Commission on November 10, 2020)

4.6

English translation of the Exclusive Business Cooperation Agreement between Guangzhou Huya Technology Co., Ltd. and Guangzhou Huya Information Technology Co., Ltd. dated September 17, 2020 (incorporated by reference to Exhibit 10.2 to the registration statement on Form F-4 (File No. 333-250016) filed with the Securities and Exchange Commission on November 10, 2020)

Exhibit Number	Description of Document

4.7

English translation of the Shareholder Voting Rights Proxy Agreement among Guangzhou Huya Technology Co., Ltd., Guangzhou Huya Information Technology Co., Ltd., and Linzhi Tencent Technology Co., Ltd. dated September 17, 2020 (incorporated by reference to Exhibit 10.3 to the registration statement on Form F-4 (File No. 333-250016) filed with the Securities and Exchange Commission on November 10, 2020)

4.8

English translation of the Exclusive Option Agreement among Guangzhou Huya Technology Co., Ltd., Guangzhou Huya Information Technology Co., Ltd., and Linzhi Tencent Technology Co., Ltd. dated September 17, 2020 (incorporated by reference to Exhibit 10.4 to the registration statement on Form F-4 (File No. 333-250016) filed with the Securities and Exchange Commission on November 10, 2020)

4.9

English translation of Patent License Agreement between Guangzhou Huya and Guangzhou Huaduo dated December 31, 2016 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.10

English translation of Business Cooperation Agreement between Guangzhou Huaduo and Guangzhou Huya dated March 8, 2018 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.11

English translation of Business Cooperation Agreement between Shenzhen Tencent Computer Systems Company Ltd. and Guangzhou Huya dated February 5, 2018 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

4.12

Registration Rights Agreement by and between HUYA Inc. and JOYY Inc. dated April 3, 2020 (incorporated by reference to Exhibit 4.14 to the annual report on Form 20-F (File No. 001-38482), filed with the Securities and Exchange Commission on April 27, 2020)

4.13

Written Acknowledgment to Registration Rights Agreement executed by Linen Investment Limited dated April 3, 2020 (incorporated by reference to Exhibit 4.15 to the annual report on Form 20-F (File No. 001-38482), filed with the Securities and Exchange Commission on April 27, 2020)

4.14†

English translation of License Agreement for Broadcasting League of Legends Matches between Tengjing Sports & Culture Development (Shanghai) Co., Ltd. and Guangzhou Huya dated April 27, 2021 (incorporated by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-38482), filed with the Securities and Exchange Commission on April 27, 2021)

4.15†

English translation of Supplemental Agreement to the License Agreement for Broadcasting League of Legends Matches between Tengjing Sports & Culture Development (Shanghai) Co., Ltd. and Guangzhou Huya dated January 12, 2023 (incorporated by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-38482), filed with the Securities and Exchange Commission on April 26, 2023)

8.1*	List of significant subsidiaries and variable interest entity of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Executive and Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Principal Executive Officers and Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

97.1*	Clawback Policy of the Registrant

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set
*	Filed herewith.
**	Furnished herewith.
†	Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUYA Inc.

By:	/s/ Junhong Huang
	Name:	Junhong Huang
	Title:	Director, Acting Co-Chief Executive Officer and Senior Vice President

Date: April 26, 2024

HUYA INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of HUYA Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of HUYA Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded a global mobile application service provider business (the “acquiree”) from its assessment of internal control over financial reporting as of December 31, 2023 because it was acquired by the Company in a business combination under common control in December 2023. We have also excluded the acquiree from our audit of internal control over financial reporting. The acquiree is a wholly owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent less than 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing  separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition — identification of distinct performance obligations and estimate of standalone selling price

As described in Note 2(q) to the consolidated financial statements, the Company’s sources of revenue include live streaming and other revenues. The Company’s consolidated revenues were RMB6,994 million for the year ended December 31, 2023, of which RMB6,451 million were revenues derived from live streaming. Management identifies multiple distinct performance obligations in certain contracts of its live streaming business. Customers receive a series of services, virtual items and virtual rights by entering into certain contracts with the Company. Management determines the distinct performance obligations and standalone selling price of each identified distinct performance obligation and recognizes revenue upon transfer of control of the promised services in an amount that reflects the consideration the Company expects to receive in exchange for those services.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to the revenue recognition process, including controls over management’s identification of distinct performance obligations and estimation of standalone selling prices used to allocate transaction price to distinct performance obligations in its contracts with customers. These procedures also included, among others, on a sample basis: (i) testing the completeness and accuracy of management’s identification of the distinct performance obligations by evaluating the customer arrangements; (ii) testing management’s process for estimating standalone selling price which included testing the completeness and accuracy of input data used, and evaluating the reasonableness of significant assumptions used by management, related to principally users’ expected spending and renewal patterns based on historical data and other observable inputs such as historical pricing strategies; and (iii) testing management’s process for determining the appropriate amount and timing of revenue recognition based on the respective performance obligations identified in the relevant revenue contracts.

Goodwill impairment assessment

As described in Notes 2(o) and 11 to the consolidated financial statements, the Company’s goodwill balance was RMB457 million  as of December 31, 2023, which arose from the 2023 acquisition of a global mobile application service provider. Management conducts a goodwill impairment test at the reporting unit level annually in the fourth quarter, or more frequently when events or circumstances occur indicating that the recorded goodwill may be impaired. The Company compares the estimated fair value of the reporting unit to the carrying value, with an impairment charge recorded for the amount by which the carrying amount exceeds the reporting unit’s fair value up to a maximum amount of the goodwill balance for the reporting unit. The Company estimated the fair value of the acquiree based on the income approach. Under the income approach, the fair value of the acquiree is derived from the present value of long-term cash flows that the reporting unit is expected to generate. The estimated cash flow projections were based on management’s estimates which include significant judgments and assumptions relating to revenue growth rates, the terminal growth rate, and the discount rate. The Company supplemented the income approach with the use of a market-based approach, making reference to market valuation data of comparable companies engaged in similar business operations and economic characteristics. Based on the result of the two approaches undertaken, management concluded  that the estimated fair value of the reporting unit exceeded its carrying value and therefore no goodwill impairment losses had been recognized for the year ended December 31, 2023.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the reporting unit is a critical audit matter are (i) the significant judgements made by management when developing the fair value of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the revenue growth rates, terminal growth rate and the discount rate for the reporting unit; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Company’s reporting unit. These procedures also included, among others (i) testing management’s process for developing the fair value estimates and market data of comparable companies; (ii) evaluating the appropriateness of the valuation models used in management’s impairment assessments; (iii) testing the completeness, accuracy and relevance of the underlying data used in the valuation models in estimating the fair value of the reporting unit; and (iv) evaluating the reasonableness of the significant assumptions used by management in the income approach related to revenue growth rates, the terminal growth rate and the discount rate. Evaluation of management’s assumptions related to revenue growth rates and the terminal growth rate involved consideration of (i) the current and past performance of the reporting unit; (ii) the consistency with relevant industry forecasts and market developments; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. For the market-based approach, we evaluated the criteria adopted by management in selecting the comparable companies. Professionals with specialized skill and knowledge were used to assist in the evaluation of management's valuation models, selection of comparable companies and in the evaluation of  the applied discount rate.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Guangzhou, the People’s Republic of China

April 26, 2024

We have served as the Company’s auditor since 2017.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2022 AND 2023

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2022*	2023	2023
	RMB	RMB	US$
			(Note 2(f))
Assets
Current assets
Cash and cash equivalents	694,091	511,973	72,110
Restricted cash	4,050	18,137	2,555
Short-term deposits	9,018,298	6,851,160	964,966
Short-term investments	3,117	—	—
Accounts receivable, net	84,240	64,258	9,051
Amounts due from related parties, net	59,702	148,648	20,937
Prepayments and other current assets, net	637,378	556,435	78,371
Total current assets	10,500,876	8,150,611	1,147,990
Non-current assets
Long-term deposits	1,072,548	2,553,293	359,624
Investments	906,215	751,844	105,895
Goodwill	449,357	456,976	64,364
Property and equipment, net	200,893	326,765	46,024
Intangible assets, net	207,101	161,739	22,780
Right-of-use assets, net	345,136	379,006	53,382
Prepayments and other non-current assets	110,874	144,120	20,299
Total non-current assets	3,292,124	4,773,743	672,368
Total assets	13,793,000	12,924,354	1,820,358
Liabilities and shareholders’ equity

Current liabilities (including amounts of the consolidated variable interest entity and its subsidiaries (“VIEs”) without recourse to the Company of RMB992,531 and RMB984,742 as of December 31, 2022 and 2023, respectively)

Accounts payable	22,524	14,961	2,107
Advances from customers and deferred revenue	446,881	412,257	58,065
Income taxes payable	28,924	49,914	7,030
Accrued liabilities and other current liabilities	1,593,949	1,474,827	207,726
Amounts due to related parties	133,646	177,714	25,030
Lease liabilities due within one year	29,801	31,832	4,483
Total current liabilities	2,255,725	2,161,505	304,441
Non-current liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB89,070 and RMB63,580 as of December 31, 2022 and 2023, respectively)
Lease liabilities	8,617	48,069	6,770
Deferred tax liabilities	45,913	42,317	5,960
Deferred revenue	73,354	47,864	6,742
Total non-current liabilities	127,884	138,250	19,472
Total liabilities	2,383,609	2,299,755	323,913
Commitments and contingencies (Note 26)
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 and 750,000,000 shares authorized, 89,401,484 and 82,696,852 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	60	61	9
Class B ordinary shares (US$0.0001 par value; 200,000,000 and 200,000,000 shares authorized, 150,386,517 and 150,386,517 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	98	98	14
Treasury shares	—	(206,345)	(29,063)
Additional paid-in capital	12,496,534	12,000,100	1,690,179
Statutory reserves	122,429	122,429	17,244
Accumulated deficit	(1,847,817)	(2,052,336)	(289,065)
Accumulated other comprehensive income	638,087	760,592	107,127
Total shareholders’ equity	11,409,391	10,624,599	1,496,445
Total liabilities and shareholders’ equity	13,793,000	12,924,354	1,820,358

*HUYA Inc. consolidated 2022 balance sheet has been retrospectively adjusted due to the business combination under common control as discussed in Note 2(d).

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2021	2022*	2023	2023
	RMB	RMB	RMB	US$
				(Note 2(f))
Net revenues
Live streaming	10,186,204	8,195,907	6,450,782	908,574
Advertising and others	1,165,242	1,068,444	543,546	76,557
Total net revenues	11,351,446	9,264,351	6,994,328	985,131
Cost of revenues (1)	(9,751,160)	(8,610,726)	(6,179,125)	(870,312)
Gross profit	1,600,286	653,625	815,203	114,819
Operating expenses (1)
Research and development expenses	(818,882)	(684,446)	(578,610)	(81,496)
Sales and marketing expenses	(759,507)	(530,482)	(440,605)	(62,058)
General and administrative expenses	(326,772)	(341,243)	(320,838)	(45,189)
Total operating expenses	(1,905,161)	(1,556,171)	(1,340,053)	(188,743)
Other income	274,704	166,307	81,258	11,445
Operating loss	(30,171)	(736,239)	(443,592)	(62,479)
Impairment loss of investments	—	(55,201)	(225,800)	(31,803)
Interest income and short-term investments income	247,009	298,205	479,681	67,562
Gain on fair value change of investment	44,161	7,602	—	—
Goodwill impairment	—	(34,640)	—	—
Foreign currency exchange losses, net	(1,480)	(2,516)	(1,593)	(224)
Income (loss) before income tax expenses	259,519	(522,789)	(191,304)	(26,944)
Income tax expenses	(55,227)	(24,364)	(13,215)	(1,861)
Income (loss) before share of income (loss) in equity method investments, net of income taxes	204,292	(547,153)	(204,519)	(28,805)
Share of income (loss) in equity method investments, net of income taxes	379,207	(520)	—	—
Net income (loss) attributable to HUYA Inc.	583,499	(547,673)	(204,519)	(28,805)
Net income (loss) attributable to ordinary shareholders	583,499	(547,673)	(204,519)	(28,805)
Net income (loss)	583,499	(547,673)	(204,519)	(28,805)
Other comprehensive (loss) income:
Foreign currency translation adjustments, net of nil tax	(148,562)	628,390	143,329	20,187
Unrealized securities holding gain (loss), net of tax	—	85,997	(20,824)	(2,933)
Total comprehensive income (loss) attributable to HUYA Inc.	434,937	166,714	(82,014)	(11,551)

*HUYA Inc. consolidated 2022 statement of comprehensive income has been retrospectively adjusted due to the business combination under common control as discussed in Note 2(d).

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2021	2022*	2023	2023
	RMB	RMB	RMB	US$
				(Note 2(f))
Net income (loss) per ADS**
—Basic	2.45	(2.27)	(0.84)	(0.12)
—Diluted	2.41	(2.27)	(0.84)	(0.12)
Weighted average number of ADSs used in calculating net income (loss) per ADS
—Basic	238,198,117	241,437,842	243,025,428	243,025,428
—Diluted	241,790,445	241,437,842	243,025,428	243,025,428
Net income (loss) per ordinary share**
—Basic	2.45	(2.27)	(0.84)	(0.12)
—Diluted	2.41	(2.27)	(0.84)	(0.12)
Weighted average number of ordinary shares used in calculating net income (loss) per ordinary share
—Basic	238,198,117	241,437,842	243,025,428	243,025,428
—Diluted	241,790,445	241,437,842	243,025,428	243,025,428

*  HUYA Inc. consolidated 2022 statement of comprehensive income has been retrospectively adjusted due to the business combination under common control as discussed in Note 2(d).

**Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note 2(f))
Cost of revenues	56,629	31,955	16,137	2,273
Research and development expenses	135,316	67,242	40,679	5,730
Sales and marketing expenses	8,318	4,477	2,842	400
General and administrative expenses	89,442	52,804	18,607	2,621

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except share, ADS, per share and per ADS data)

								Accumulated
					Additional			other	Total
	Class A ordinary shares		Class B ordinary shares		paid-in	Statutory	Accumulated	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	deficit	income (loss)	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	83,490,841	55	152,357,321	100	11,465,575	122,429	(1,883,643)	72,262	9,776,778
Share-based compensation related to Huya Share-based Awards	—	—	—	—	289,705	—	—	—	289,705
Class B ordinary shares converted to Class A ordinary shares	1,280,804	1	(1,280,804)	(1)	—	—	—	—	—
Issuance of ordinary shares for exercised share options	533,425	1	—	—	8,779	—	—	—	8,780
Issuance of ordinary shares for restricted share units	1,688,694	1	—	—	—	—	—	—	1
Net income	—	—	—	—	—	—	583,499	—	583,499
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	(148,562)	(148,562)
Balance as of December 31, 2021	86,993,764	58	151,076,517	99	11,764,059	122,429	(1,300,144)	(76,300)	10,510,201

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

								Accumulated
					Additional			other	Total
	Class A ordinary shares		Class B ordinary shares		paid-in	Statutory	Accumulated	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	deficit	income (loss)	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	86,993,764	58	151,076,517	99	11,764,059	122,429	(1,300,144)	(76,300)	10,510,201
Acquisition of entity under common control	—	—	—	—	573,714	—	—	—	573,714
Share-based compensation related to Huya Share-based Awards	—	—	—	—	156,478	—	—	—	156,478
Class B ordinary shares converted to Class A ordinary shares	690,000	1	(690,000)	(1)	—	—	—	—	—
Issuance of ordinary shares for exercised share options	133,313	—	—	—	2,284	—	—	—	2,284
Issuance of ordinary shares for restricted share units	1,584,407	1	—	—	(1)	—	—	—	—
Net loss	—	—	—	—	—	—	(547,673)	—	(547,673)
Unrealized securities holding gains	—	—	—	—	—	—	—	85,997	85,997
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	628,390	628,390
Balance as of December 31, 2022*	89,401,484	60	150,386,517	98	12,496,534	122,429	(1,847,817)	638,087	11,409,391

*HUYA Inc. consolidated 2022 statement of changes in shareholders’ equity has been retrospectively adjusted due to the business combination under common control as discussed in Note 2 (d).

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

										Accumulated
							Additional			other	Total
	Class A ordinary shares		Class B ordinary shares		Treasury shares		paid-in	Statutory	Accumulated	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	deficit	income (loss)	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022*	89,401,484	60	150,386,517	98	—	—	12,496,534	122,429	(1,847,817)	638,087	11,409,391
Acquisition of entity under common control	—	—	—	—	—	—	(574,826)	—	—	—	(574,826)
Share-based compensation related to Huya Share-based Awards	—	—	—	—	—	—	78,265	—	—	—	78,265
Issuance of ordinary shares for exercised share options	7,000	—	—	—	—	—	127	—	—	—	127
Issuance of ordinary shares for restricted share units	2,447,365	1	—	—	—	—	—	—	—	—	1
Repurchase of common shares	(9,158,997)	—	—	—	9,158,997	(206,345)	—	—	—	—	(206,345)
Net loss	—	—	—	—	—	—	—	—	(204,519)	—	(204,519)
Unrealized securities holding losses	—	—	—	—	—	—	—	—	—	(20,824)	(20,824)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	—	—	143,329	143,329
Balance as of December 31, 2023	82,696,852	61	150,386,517	98	9,158,997	(206,345)	12,000,100	122,429	(2,052,336)	760,592	10,624,599

*HUYA Inc. consolidated 2022 statement of changes in shareholders’ equity has been retrospectively adjusted due to the business combination under common control as discussed in the Note 2(d).

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2021	2022*	2023	2023
	RMB	RMB	RMB	US$
				(Note 2(f))
Cash flows from operating activities
Net income (loss) attributable to HUYA Inc.	583,499	(547,673)	(204,519)	(28,805)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation of property and equipment	49,875	43,413	46,803	6,592
Amortization of acquired intangible assets	39,239	58,599	54,320	7,651
Amortization of right-of-use assets	35,901	41,599	39,277	5,532
(Reversal of) allowance for expected credit losses	(2,360)	(107)	13,394	1,887
(Loss) gain on disposal of property and equipment and other long-term assets	(1,504)	1,388	(594)	(84)
Share-based compensation	289,705	156,478	78,265	11,023
Share of (income) loss in equity method investments, net of income taxes	(379,207)	520	—	—
Deferred income tax expenses (benefits)	32,125	17,500	(4,007)	(564)
Gain on fair value changes of investments	(44,161)	(7,602)	—	—
Impairment loss of investments	—	55,201	225,800	31,803
Impairment of goodwill	—	34,640	—	—
Short-term investments income	(16,331)	(2,081)	—	—
Foreign currency exchange losses, net	1,480	2,516	1,593	224
Changes in operating assets and liabilities, net of effects from acquisition:
Accounts receivable	(16,059)	3,579	4,706	663
Prepayments and other assets	(245,555)	57,747	36,277	5,110
Amounts due from related parties	(83,847)	88,940	(88,861)	(12,516)
Accounts payable	3,839	(3,039)	4,472	630
Amounts due to related parties	120,675	(82,984)	15,286	2,153
Advances from customers and deferred revenue	(85,538)	(58,249)	(60,114)	(8,467)
Lease liabilities	(38,924)	(34,880)	(31,664)	(4,459)
Accrued liabilities and other current liabilities	138,111	(248,848)	(183,505)	(25,847)
Income tax payable	(53,510)	22,980	20,990	2,956
Net cash provided by/(used in) operating activities	327,453	(400,363)	(32,081)	(4,518)
Cash flows from investing activities
Placements of short-term deposits	(7,050,721)	(8,460,370)	(6,064,259)	(854,133)
Maturities of short-term deposits	4,595,849	8,291,399	8,285,719	1,167,019
Placements of short-term investments	(1,950,000)	—	—	—
Maturities of short-term investments	2,350,000	815,295	3,117	439
Placements of long-term deposits	—	(1,086,682)	(2,141,404)	(301,610)
Maturities of long-term deposits	—	—	714,657	100,657
Purchase of property and equipment	(39,483)	(156,350)	(123,207)	(17,353)
Purchase of intangible assets	(58,583)	(8,425)	(8,084)	(1,139)
Cash paid for long-term investments	(284,118)	(244,544)	(68,332)	(9,624)
Cash consideration paid for business combination under common control	—	—	(546,084)	(76,914)
Cash received from a disposal of an investment	554,889	—	—	—
Proceeds from disposal of property and equipment	1,847	1,109	1,083	153
Net cash (used in)/provided by investing activities	(1,880,320)	(848,568)	53,206	7,495
Cash flows from financing activities
Repurchase of common shares	—	—	(202,422)	(28,511)
Proceeds from exercise of vested share options	10,723	6,049	128	18
Net cash provided by/(used in) financing activities	10,723	6,049	(202,294)	(28,493)
Net decrease in cash and cash equivalents and restricted cash	(1,542,144)	(1,242,882)	(181,169)	(25,516)
Cash and cash equivalents and restricted cash at the beginning of the year	3,458,462	1,846,454	698,141	98,331
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(69,864)	94,569	13,138	1,850
Cash and cash equivalents and restricted cash at the end of the year	1,846,454	698,141	530,110	74,665

*HUYA Inc. consolidated 2022 statement of cash flows has been retrospectively adjusted due to the business combination under common control as discussed in Note 2(d).

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note 2(f))
Supplemental disclosure of cash flows information:
- Unpaid cash consideration for business acquisition	—	—	(28,742)	(4,048)
- Income tax paid (received)	96,096	(87,890)	(8,895)	(1,253)
- Unpaid cash consideration for repurchase of treasury shares	—	—	(3,923)	(553)
- Acquisition of property and equipment, included with accrued liabilities and other current liabilities	4,301	17,787	62,357	8,783

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.Organization and principal activities

(a)Organization and principal activities

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

Pursuant to a definitive share transfer agreement dated April 28, 2023 between JOYY and Linen Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”), the transfer of 38,374,463 Class B ordinary shares of HUYA Inc. from JOYY to Tencent was closed on May 5, 2023. Immediately after the closing of such share transfer, JOYY does not hold any shares of Huya, and Tencent holds 150,386,517 Class B ordinary shares of Huya, representing 62.7% of the total issued and outstanding ordinary shares and 94.4% of the total voting power of the Company.

In December 2023,  the Company acquired a 100% equity interest in a global mobile application service provider from a subsidiary of Tencent for an aggregate cash consideration of US$81 million (equivalent to RMB574,826) (the “Acquisition”), which is expected to enhance Huya's ability to promote and distribute game applications in international markets, while creating synergies with Nimo TV, the Company's overseas game live streaming platform. This transaction also aligns with Huya's strategic business transformation emphasizing game - related service offerings and relevant commercialization.

The Acquisition was a transaction between entities under common control, which, under U.S. GAAP requires the assets and liabilities to be transferred at the historical cost of the entity, with prior periods retrospectively adjusted to furnish comparative information. See Note 4, Business combination under common control, within the Notes to these Consolidated Financial Statements for additional information.

(b)Public offering

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.Organization and principal activities (continued)

(c)Principal subsidiaries and VIE

As of December 31, 2023, the Company’s principal subsidiaries and VIE are as follows:

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

(d)Variable interest entities

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

Huya currently conducts its business through Guangzhou Huya and its subsidiaries based on these contractual arrangements, which allow Huya to:

●	exercise effective control over Guangzhou Huya and its subsidiaries;
●	receive substantially all of the economic benefits of Guangzhou Huya and its subsidiaries; and
●	have an exclusive option to purchase all or part of the equity interests in Guangzhou Huya when and to the extent permitted by PRC law.

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

1.Organization and principal activities (continued)

(d)Variable interest entities (continued)

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

(i)	VIE agreements amongst Huya Technology, Guangzhou Huya, Guangzhou Huaduo and Guangzhou Qinlv

The following is a summary of the contractual arrangements entered among Huya Technology, Guangzhou Huya and its shareholders.

●	Exclusive Business Cooperation Agreement

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

●	Exclusive Purchase Option Agreement

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

●	Equity Pledge Agreement

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.Organization and principal activities (continued)

(d)Variable interest entities (continued)

VIE agreements amongst Huya Technology, Guangzhou Huya and its shareholders (continued)

(i)	VIE agreements amongst Huya Technology, Guangzhou Huya, Guangzhou Huaduo and Guangzhou Qinlv (continued)
●	Power of Attorney

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

(ii)	VIE agreements amongst Huya Technology, Guangzhou Huya and Linzhi Tencent

The following is a summary of the currently effective contractual arrangements by and among Huya Technology, Guangzhou Huya and Linzhi Tencent.

●	Exclusive Business Cooperation Agreement

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

●	Exclusive Option Agreement

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

●	Equity Interest Pledge Agreement

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.Organization and principal activities (continued)

(d)Variable interest entities (continued)

VIE agreements amongst Huya Technology, Guangzhou Huya and its shareholders (continued)

(ii)	VIE agreements amongst Huya Technology, Guangzhou Huya and Linzhi Tencent (continued)
●	Shareholder Voting Rights Proxy Agreement

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

Risks in relation to the VIE structure

The Business was primarily conducted through Guangzhou Huya, the VIE, controlled by the wholly foreign-owned enterprise (“WFOE”) through contractual arrangements. In the opinion of management, the contractual arrangements with the VIE and the shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements. In March 2019, the National People’s Congress enacted PRC Foreign Investment Law which would be effective starting from January 1, 2020. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Existing laws or administrative regulations remain unclear whether the contractual arrangements with variable interest entities will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. However, the possibility that such entities will be deemed as foreign invested enterprise and subject to relevant restrictions in the future shall not be excluded. If variable interest entities fall within the definition of foreign investment entities, the Group’s ability to use the contractual arrangements with the VIE and the Group’s ability to conduct business through the VIE could be severely limited. The Group’s ability to control the VIE also depends on the power of attorney that the wholly owned subsidiary of the Group has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Group believes these powers of attorney are legally enforceable but may not be as effective as direct equity ownership. In addition, if the Group’s corporate structure and the contractual arrangements with the VIE through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

●	revoke or refuse to grant or renew the Group’s business and operating licenses;
●	restrict or prohibit related party transactions between the wholly owned subsidiary of the Group and the VIE;
●	impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;
●	require the Group to alter, discontinue or restrict its operations;
●	restrict or prohibit the Group’s ability to finance its operations, and;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.Organization and principal activities (continued)

(d)Variable interest entities (continued)

Risks in relation to the VIE structure (continued)

●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

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

The following table sets forth the financial data for the VIEs on an aggregated basis. For purposes of this presentation, activity within and between the VIEs have been eliminated, but transactions with other entities within the Consolidated Group have been included without elimination. Presentation of the comparative data for 2022 and 2023 have been expanded to conform to the current year presentation.

Selected Condensed Consolidated Balance Sheets Data for the VIEs

	As of December 31,
	2022	2023
	RMB	RMB
Assets
Cash and cash equivalents	14,259	7,730
Restricted cash	4,050	18,137
Short-term deposits	490,000	130,000
Accounts receivable, net	55,305	27,795
Prepayments and other current assets	219,716	232,364
Amounts due from related parties	45,127	147,582
Amounts due from Group companies (1)	1,098,883	954,184
Investments	724,110	600,096
Intangible assets, net	54,660	30,364
Long-term deposits	—	360,000
Other assets	12,866	18,604
Total assets	2,718,976	2,526,856
Deferred revenue and advances from customers	502,682	445,888
Accrued liabilities and other current liabilities	504,218	466,890
Amount due to related parties	48,277	103,055
Other liabilities	26,424	32,489
Total liabilities	1,081,601	1,048,322
Total shareholders’ equity	1,637,375	1,478,534

These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.Organization and principal activities (continued)

(d)Variable interest entities (continued)

Selected Condensed Consolidated Statements of Operation Data for the VIEs

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Third-party revenues	10,897,479	8,937,121	6,686,033
Total cost and expenses (2)	(10,789,307)	(9,161,422)	(6,746,390)
Others, net	195,202	55,551	(94,625)
Income (loss) before income tax expenses	303,374	(168,750)	(154,982)
Income tax expenses	(50,374)	(6,801)	—
Share of loss from equity method investments	(37)	(520)	—
Net income (loss)	252,963	(176,071)	(154,982)

Selected Condensed Consolidated Cash Flows Data for the VIEs

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash provided by operating activities (3)	1,176,397	379,397	56,821
Loans and advances to Group companies	(911,916)	(160,406)	—
Other investing activities	(197,261)	(720,237)	(49,263)
Net cash used in investing activities	(1,109,177)	(880,643)	(49,263)
Net cash used in financing activities	—	—	—

Note:

(1)	Inter-company service fees for technology support, business support and consulting fees (collectively defined as “VIE service fees”) are charged pursuant to the exclusive business cooperation agreement. As of December 31, 2021, 2022, and 2023, the outstanding balance of amounts due from Group companies were inter-company advances. There were no outstanding balances for VIE service fees charged to the VIEs.
(2)	For the years ended December 31, 2021, 2022 and 2023, VIE service fees were charged by the WFOE and other subsidiaries to the VIEs amounting to RMB8,664 million, RMB6,863 million and RMB5,530 million, respectively, which were settled as occurred.
(3)	For the years ended December 31, 2021, 2022 and 2023, cash paid by the VIEs to the WFOE and other subsidiaries for VIE service fees were RMB8,664 million, RMB6,433 million and RMB5,391 million, respectively. For the years ended December 31, 2021, 2022 and 2023, nil, RMB415 million and RMB139 million of the VIE service fees were not settled by cash, but netting against the intercompany receivables from the primary beneficiary of VIE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies

(a)Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the consolidated financial statements are summarized below.

(b)Consolidation

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

(c)Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, related disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period in the consolidated financial statements and accompanying notes. Actual results could differ materially from such estimates. The Company believes that the assessment of whether the Group acts as a principal or an agent in different revenue streams, the determination of estimated selling prices of multiple element revenue contracts, the valuation allowance for deferred tax assets and income tax, subsequent adjustment due to significant observable price change for the equity investments without readily determinable fair values and not accounted for by the equity method, impairment assessment of investments in equity securities without readily determinable fair value, fair value determination for available-for-sale debt investments, impairment assessment of goodwill, valuation of assets acquired and liabilities assumed in acquisition under common control and allowances for credit losses, represent significant accounting policies that reflect significant judgments and estimates used in the preparation of its consolidated financial statements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(d)Acquisition

(i)Business combination

The Group accounts for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations” (“ASC 805”). Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the business acquired, the difference is recognized directly in the consolidated statements of comprehensive loss as gain on bargain purchase. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the initially recorded balances of assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive loss.

(ii)Business combination under common control

The consolidated financial statements incorporate the financial information of a business that was acquired in 2023 from an entity that controls both the Group as well as the acquired business. Under U.S. GAAP this is considered a business combination under common control and the acquiring company’s (the Group’s) prior year financial statements have been adjusted to reflect the acquisition for all periods during which both entities were under common control (2022 with regard to this transaction).

Under U.S. GAAP the acquired assets and assumed liabilities have been consolidated in the Group financial statements at the historical basis of the respective account balances.

(e)Foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Hong Kong, Cayman Islands and Singapore is primarily the United States dollar (“US$”), while the functional currency of the Group’s entities in PRC is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive (loss) income in the statement of comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(e)Foreign currency translation (continued)

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

(f)Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 =RMB7.0999 on December 29, 2023 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(g)Cash and cash equivalents

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

(h)Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is included in the total cash, cash equivalents, and restricted cash in the consolidated statements of cash flows. The Group’s restricted cash is substantially a cash balance on deposit required by its commercial banks, the court, and government department.

(i)Short-term deposits and long-term deposits

Short-term deposits represent time deposits placed with banks with original maturities of more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statement of comprehensive income during the years presented.

Long-term deposits of the Group represent time deposits placed with banks with original maturities of more than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income during the years presented.

(j)Short-term investments

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(k)Receivables

The Group’s accounts receivable, other receivables, amounts due from related parties, prepayments and other current assets are within the scope of ASC Topic 326. Accounts receivable consist primarily of receivables from third-party payment platforms and advertising customers. The activity in the loss allowance for the years ended December 31, 2022 and 2023 is detailed in Note 8, Note 9 and Note 23.

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

(l)Investments

Equity Investments Accounted for Using the Equity Method

The Group accounts for its equity investments over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for share of the earnings or loss of the investee after the date of investment.

The Group assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary. The Group evaluates its equity method investment for impairment under ASC 323-10. An impairment loss on an equity method investment is recognized in the consolidated statement of comprehensive income when the decline in value is determined to be other-than-temporary. The Group recognized impairment losses of nil, RMB414 and nil for the years ended December 31, 2021,2022 and 2023, respectively.

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

For equity investments without readily determinable fair value for which the Group has elected to apply the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date, applying judgment in considering various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss of investments equal to the difference between the carrying value and fair value. The Group recognized impairment losses of nil, RMB55,201 and RMB210,813 for the year ended December 31, 2021, 2022 and 2023, respectively. Refer to Note 10- Investments for further information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(l)Investments (continued)

Available-for-sale Debt Investments

The Group has classified its investments in debt securities, other than those the held to maturity debt securities, as available-for-sale securities. The Group recorded available-for-sale debt investments at estimated fair values with the aggregate unrealized gains and losses, net of tax, being reflected in “accumulated other comprehensive (loss) income” in the consolidated balance sheets. If the amortized cost basis of an available-for-sale investment exceeds its fair value and if the Group has the intention to sell the investment or it is more likely than not that the Group will be required to sell the investment before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of comprehensive income. If the Group does not have the intention to sell the investment and it is not more likely than not that the Group will be required to sell the investment before recovery of the amortized cost basis and the Group determines that the decline in fair value below the amortized cost basis of an available-for-sale investment is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance for credit losses along with the impairment loss of investments in the consolidated statements of comprehensive income. The allowance is measured as the amount by which the debt investment’s amortized cost basis exceeds the Group’s best estimate of the present value of cash flows expected to be collected.

The Group monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

(m)Property and equipment

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(n)Intangible assets

Intangible assets mainly consist of copyrights of video content, license, software, domain names, trademarks, platform content and technology. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. As of December 31, 2022 and 2023, there are no indefinite lived intangibles. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Estimated useful lives
Copyrights of video content	1 – 4 years
License	15 years
Software	1 – 10 years
Domain names	15 years
Trademarks	5-11 years
Platform content	7 years
Technology	4 years

(o)Impairment of goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized. The Group conducts a goodwill impairment test at the reporting unit level annually in the fourth quarter, or more frequently when events or circumstances occur indicating that the recorded goodwill might be impaired. The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value (determined using the income approach) of each reporting unit with its carrying amount. An impairment charge will recorded for the amount by which the carrying amount of the reporting unit exceeds its fair value up to a maximum amount of the goodwill balance for the reporting unit.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows. The estimated cash flow projections were based on management’s estimates which include significant judgments and assumptions relating to revenue growth rates, the terminal growth rate, and the discount rate. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

The Group determined there are two reporting units as of December 31, 2023. One reporting unit relates to the live streaming business, and the other reporting unit relates to the recently acquired global mobile application service provider (the only reporting unit with a goodwill balance). RMB34,640 and nil of impairment loss of goodwill was recognized for the years ended December 31, 2022 and 2023, respectively. Refer to Note 11- Goodwill for further information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(p)Impairment of long-lived assets

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

No impairment of long-lived assets was recognized for the years ended December 31, 2021, 2022 and 2023.

(q)Revenue

Under ASC 606, revenue is recognized when a customer obtains control of promised goods (i.e. virtual items) or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. The Group identifies its contracts with customers and all performance obligations within those contracts. The Group then determines the transaction price and allocates the transaction price to the performance obligations within the Group’s contracts with customers, recognizing revenue when, or as, the Group satisfies its performance obligations.

The following table disaggregates the Group’s revenue by major type for the years ended December 31, 2021, 2022 and 2023:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Live streaming	10,186,204	8,195,907	6,450,782
Advertising and others (i)	1,165,242	1,068,444	543,546
Total	11,351,446	9,264,351	6,994,328
(i)	Advertising and others mainly include advertising, sub-licensing and online games revenues.

Revenue recognition and significant judgments

(i)	Live streaming

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

2.Principal accounting policies (continued)

(q)Revenue (continued)

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

The Group designs, creates and offers various virtual items for sales to users with pre-determined standalone selling price. Sales proceeds are recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use, while time-based items could be used for a fixed period of time. Users can purchase and present consumable items to broadcasters to show support for their favorite broadcasters, or purchase time-based virtual items for one or multiple months at a monthly fee, which provide users with recognized status, such as priority speaking rights or special user symbols over a period of time. Revenue related to each consumable item is recognized as single performance obligation at the point in time when the virtual item is transferred directly to the users and consumed by them, while revenue related to time-based virtual items provided on a subscription basis is recognized ratably over the contract period. The Group does not have any further performance obligations to the user after the virtual items are consumed or after the stated contract period of time for time-based items.

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

2.Principal accounting policies (continued)

(q)Revenue (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(q)Revenue (continued)

Revenue recognition and significant judgments (continued)

(iii)	Online games revenues (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(q)Revenue (continued)

(iv)	Sub - licensing

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

Revenues from barter transactions were recognized during the year ended December 31, 2021 and 2022, in which the e-sports contents are sub-licensed to other live streaming platforms. Barter transactions in which e-sports contents are received in exchange for other e-sports contents are recorded based on the fair values of the e-sports contents received under ASC 606. No revenue from barter transaction was recognized during the year ender December 31, 2023.

Contract balances

Contract liabilities primarily consist of deferred revenue for unconsumed virtual items and unamortized revenue from virtual items in the Group’s platforms, where there is still an obligation to be provided by the Group, which will be recognized as revenue when all of the revenue recognition criteria are met.

During the years ended December 31, 2021, 2022 and 2023, the Group recognized revenue amounting to RMB485,878, RMB459,509 and RMB446,881, respectively, that had been included in the corresponding contract liability balance at the beginning of the years.

As of December 31, 2023, the aggregate amount of transaction price allocated to remaining performance obligations was RMB460,121, the Company expects to recognize the remaining performance obligations as revenue as follows. However, the amount and timing of revenue recognition is largely driven by customer usage, which can extend beyond the original contractual term.

	2024	2025 and after	Total
	RMB	RMB	RMB
Revenue expected to be recognized	412,257	47,864	460,121

(r)	Cost of revenues

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

(s)	Research and development expenses

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

The Company recognizes software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Company had not capitalized any costs related to internal use software during the years ended December 31, 2021, 2022 and 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(t)	Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) advertising and market promotion expenses, (ii) salaries and welfare for sales and marketing personnel, and (iii) share-based compensation for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB655,957, RMB412,553 and RMB348,235 for the years ended December 31, 2021, 2022 and 2023, respectively.

(u)	General and administrative expenses

General and administrative expenses primarily consist of (i) salaries and welfare for management and administrative personnel, and (ii) share-based compensation for management and administrative personnel.

(v)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statement of comprehensive income amounted to RMB187,200, RMB227,008 and RMB194,779 for the years ended December 31, 2021, 2022 and 2023, respectively. During the years ended December 31, 2021, 2022 and 2023, headcount reduction initiatives primiraly related to research and development personnel were undertaken as part of the Group’s business optimization plans.These initiatives resulted in one time employee severance programs with corresponding recorded provisions of nil, RMB53,595 and RMB34,000 respectively. The charges are primarily reported within research and development expenses in the accompanying statements of comprehensive income.

(w)	Share-based compensation

Share-based compensation expense arises from share-based awards, including share options for the purchase of Huya’s ordinary shares and Huya’s restricted share units, granted by the Group to its management, key employees and non-employees.

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

Share-based compensation expense for share options granted to employees is measured based on their grant-date fair values and recognized over the requisite service period, which is generally the vesting period. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and the related compensation expense is not recorded for the number of awards so estimated. No performance based awards were granted or recognized as share-based compensation expense for the years ended December 31, 2021, 2022 and 2023.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(w)	Share-based compensation (continued)

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

(x)	Leases

Under ASC 842, the Group determines if an arrangement is or contains a lease at inception. The Company categorize leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow lessee to substantially utilize or pay for the entire asset over its estimated life. Assets acquired under finance leases are recorded in property and equipment, net. All other leases are categorized as operating leases. All the leases recognized by the Company were classified as operating leases for the years presented.

Lease liabilities are recognized at the present value of the fixed lease payments using a discount rate based on similarly secured borrowings available to us. Lease assets are recognized based on the initial present value of the fixed lease payments plus any direct costs from executing the leases or lease prepayments reclassified from “Prepayments and other current assets” upon lease commencement. Operating lease expense is recognized on a straight-line basis as cost of sales, sales and marketing expenses, general and administrative expenses and research and development expenses over the term of the lease.

For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheets. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows. The Company has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

(y)	Government grants

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

(z)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in statement of comprehensive income in the period enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(z)	Income taxes (continued)

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2021, 2022 and 2023. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

(aa)Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in “Treasury shares” on the consolidated balance sheets. At retirement of the treasury share, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital and retained earnings.

(bb)	Statutory reserves

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

During the years ended December 31, 2021, 2022 and 2023, appropriations to the general reserve and statutory surplus funds amounted to nil, nil and nil, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(cc)	Related parties

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

(dd)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2021, 2022 and 2023. On March 19, 2024, the board of directors of the Company has declared a special cash dividend of US$0.66 per ordinary share, or US$0.66 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on May 10, 2024. The total amount of cash to be distributed for the dividend is expected to be approximately US$150 million, which will be funded by the Company’s surplus cash. The payment date for holders of ordinary shares and holders of ADSs is expected to be on or around May 24, 2024.

(ee)	Income (loss) per share

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

(ff)	Segment reporting

The Group’s chief operating decision maker has been identified as its Acting Co-Chief Executive Officers, who review the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. Therefore, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Company is domiciled in the Cayman Islands while the Group mainly operates its businesses in the PRC and earns majority of the revenues from external customers attributed to the PRC.

(gg)	Newly adopted accounting standard updates

In March 2020, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The amendments in this update provide optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The Company adopted this update in the first quarter of 2022 and the adoption did not have a material impact to the Company’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(gg)	Newly adopted accounting standard updates (continued)

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

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. The ASU is effective for public in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Group did not early adopt and is currently evaluating the impact of adopting this ASU on its consolidated financial statements. The Company adopted this guidance prospectively and the adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. The ASU is effective for annual periods beginning after December 15, 2023. Early adoption is permitted. The Company adopted this guidance prospectively and the adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(hh)	Recently issued accounting pronouncements

In November 2023, the “FASB” issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment's performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in the Group including the additional required disclosures when adopted. The Group are currently evaluating the provisions of this ASU and expect to adopt them for the year ending December 31, 2024.

In December, 2023, the FASB issued ASU 2023-09 “Income Taxes (Topics 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for our annual periods beginning January 1, 2025, with early adoption permitted.

The Group is currently evaluating the impact of the above new accounting pronouncements or guidances on the consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

3.Certain risks

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

As of December 31, 2022 and 2023, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term deposits, short-term investment and long-term deposits were placed with the PRC financial institutions and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or international banks with high credit quality. The Group has not experienced any losses on its deposits of cash and cash equivalents and term deposits for the years ended December 31, 2021, 2022 and 2023 and believes that its credit risk to be minimal. Accounts receivable is typically unsecured and is primarily derived from revenue earned from payment platforms, advertising services, distribution platforms and livestreaming platforms from third parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

4.Business combination under common control

Acquisition of a global mobile application service provider

(i) The acquisition in January 2022

On January 20, 2022, a wholly-owned subsidiary of Tencent consummated the acquisition of 100% equity interest of a global mobile application service provider (the “acquiree”). The acquiree provides mobile application services in the international markets.  The amount of excess of the purchase price over the fair value of the identifiable assets and liabilities acquired is recorded as goodwill. The transaction consideration was allocated based on the fair value of the identifiable assets acquired and liabilities at the acquisition date as summarized as follows:

January 20, 2022
Identifiable intangible assets acquired:
- Platform content	113,468
- Trademark	35,060
- Technology	7,650
Deferred tax liabilities	(26,550)
Goodwill (Note 11)	444,086
Total cash consideration*	573,714

*The global mobile application service provider was acquired at a consideration of US$90 million (equivalent to RMB573,714) in cash.

Significant estimates and judgments were applied in determining the fair value of the acquired assets with assistance of an independent valuation firm. The Company estimated the fair value of the acquired platform content using the excess earnings method, which involved the use of estimates and assumptions related to discount rate and attrition rate. In terms of the fair value of the acquired trademark, the relief from royalty method was used, which involved the use of estimates and assumptions related to revenue growth rate, royalty rate and discount rate.

Pro-forma results related to the acquisition in accordance ASC 805 have not been presented because the contribution of net revenue and net income of the acquiree is less than 1% of the Company’s consolidated net revenue and net income for the year ended December 31, 2021.

(ii) Huya’s acquisition of the acquiree from Tencent in December 2023

In December 22, 2023 (the “Acquisition date”), Huya acquired 100% equity interest in the acquiree from a wholly-owned subsidiary of Tencent for an aggregate cash consideration of US$81 million (equivallent to RMB574,826). Since the acquiree and Huya are under common control of Tencent, the Acquisition has been accounted for as business combination under common control in accordance with ASC 805, Business Combinations. The financial results of the acquiree have been retrospectively combined into Huya’s financial statements from the date when it first came under control of Tencent.

The financial information of the acquiree for the year of 2023 and comparative period:

a. Revenue and net loss of the acquiree for the year ended December 31, 2023 and for the period from January 20, 2022 to  December 31, 2022 are as follows:

		For the period from
	For the year ended	January 20, 2022 to
	December 31, 2023	December 31, 2022
Revenue	61,431	43,889
Net loss	(4,551)	(61,017)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

4.Business combination under common control (continued)

b. The carrying amounts of assets including goodwill, liabilities and equity of the acquiree at the Acquisition date and December 31, 2022 are as follows:

	Acquisition date	December 31, 2022
Total assets	611,533	645,993
Total liabilities	(38,848)	(79,974)
Net assets	572,685	566,019

The assets and liabilities of the acquiree have also been retrospectively reflected in Huya's consolidated financial statements at Tencent's historical cost.

As detailed above, Huya’s consolidated statements of changes in shareholders’ equity have been retrospectively adjusted due to this business combination under common control. RMB573,714 was recorded in additional paid-in capital for the year ended December 31, 2022, which represents the net assets of the acquiree on January 20, 2022. RMB574,826 was debited in additional paid-in capital for the year ended December 31, 2023, which represents the cash considereation of Huya’s acquisition from Tencent on December 22, 2023.

5.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, and all highly liquid investments with maturities of three months or less. Cash and cash equivalents balance as of December 31, 2022 and 2023 primarily consist of the following currencies:

	December 31, 2022		December 31, 2023
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	246,786	246,786	220,876	220,876
US$	52,954	368,802	35,957	254,669
SGD	15,026	77,877	6,658	35,802
Others (i)	N/A	626	N/A	626
Total		694,091		511,973
(i)	As of December 31, 2022 and 2023, the other currencies consist of Hong Kong Dollar, Euro and Japanese Yen.

6.Restricted cash

The Group’s restricted cash represents substantially cash balances on deposit required by its commercial banks, the court (due to lawsuits) and the government. As of December 31, 2022 and 2023, the Group’s restricted cash balances were RMB4,050 and RMB18,137, respectively.

7.Short-term deposits and long-term deposits

Short-term deposits represent time deposits placed with banks with original maturities more than three months but less than one year. Short-term deposits balance as of December 31, 2022 and 2023 primarily consist of the following currencies:

	December 31, 2022		December 31, 2023
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	3,676,450	3,676,450	1,185,000	1,185,000
US$	767,000	5,341,848	800,000	5,666,160
Total		9,018,298		6,851,160

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

7.Short-term deposits and long-term deposits (continued)

Long-term deposits are mainly deposits in commercial banks with maturities of greater than one year and wealth management products issued by commercial banks for which the Group has the positive intent and ability to hold those deposits to maturity with maturities of greater than one year. Long-term deposits balance as of December 31, 2022 and 2023 primarily consist of the following currencies:

	December 31, 2022		December 31, 2023
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	—	—	2,100,000	2,100,000
US$	154,000	1,072,548	64,000	453,293
Total		1,072,548		2,553,293

8.Accounts receivable, net

	December 31,
	2022	2023
	RMB	RMB
Accounts receivable, gross	86,543	79,975
Less: credit loss provision	(2,303)	(15,717)
Accounts receivable, net	84,240	64,258

The following table sets out movements of the credit loss provision for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the year	(4,449)	(2,296)	(2,303)
Current year provision	(715)	(993)	(13,888)
Current year reversal	2,868	986	474
Balance at end of the year	(2,296)	(2,303)	(15,717)

9.Prepayments and other current assets, net

	December 31,
	2022	2023
	RMB	RMB
Input value-added tax to be deducted	258,650	241,682
Interest receivable	174,333	198,531
Prepayments to vendors and content providers	154,207	94,980
Others	50,188	21,307
Less: credit loss provision	—	(65)
Total	637,378	556,435

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

10.Investments

	December 31,
	2022	2023
	RMB	RMB
Equity investments without readily determinable fair values (i)	522,139	323,332
Debt investments (ii)	384,076	428,512
	906,215	751,844
(i)

Equity investments without readily determinable fair values include investment in equity securities of private investee companies over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock.

In 2022 and 2023, the Group acquired equity interests in a number of privately-held investee companies for a total consideration of RMB118,801 and RMB68,332 respectively. In 2023, RMB68,000 was reclassified to an available-for-sale debt investment due to the amendment of shareholder agreement which changed the character of investment to a debt investment

The Group used the measurement alternative for recording equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes. Based on ASU 2016-01, entities that elect the measurement alternative will report changes in the carrying value of the equity investments in current earnings. If the measurement alternative is used, changes in the carrying value of the equity investment will be recognized whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer, and impairment charges will be recorded when any impairment indicators are noted and the fair value is lower than the carrying value.

The Group, with the assistance of an independent valuation expert, assessed for impairment of certain investments as of the balance sheet date and recognized RMB55,201 and RMB210,813  in impairment charges for equity investments without readily determinable fair value for the years ended December 31, 2022 and 2023. The Group’s impairment assessments were triggered as a result of the weak financial performance of certain investees. In the circumstances and as part of management’s assessments, the Group, used unobservable Level 3 inputs including (i) a selection of price-to-sales multiples of comparable companies and multiples, (ii) probability of the different scenarios assumed under the equity allocation model and (iii) a discount for lack of marketability, and with reference to comparable recent transactions (if available) determined ,  respective fair values for the investees were lower than the related carrying values.

(ii)

In 2022, the Group made an investment in debt securities (i.e. certain preferred shares) in a privately-held investee company at a total cash consideration of RMB125,743. In 2023, debt investments increased to RMB80,247, of which RMB68,000 was related to a reclassification from equity investments without readily determinable fair values due to a change in contract terms relating to redemption rights which fundamentally altered the character of the investment. Given that those preferred stocks will become redeemable simply by the passage of time and the intention of the Group is to hold and consider a future disposal, the investments are accounted for as available-for-sale debt investments (see Note 2(l)), wherein the investments are carried at fair value with realized or unrealized gains or losses recorded in accumulative other comprehensive income (loss).

For the year ended December 31, 2023, considering the prolonged business performance of these investments, the quality of the investments’ credit and other adverse conditions, the Company performed a quantitative assessment with the assistance of an independent appraiser. Based on the assessment, the Company recognized a credit impairment in the aggregated amount of RMB14,987 which was reported in net income, and the fair value change associated with the non-credit losses amounted to RMB20,824, which was reported in other comprehensive income (loss).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

11.Goodwill

Goodwill, which is not tax deductible, represents the expected synergy effects of the business combination from the global mobile application service provider. The changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2023 were as follows:

	December 31,
	2022	2023
	RMB	RMB
Balance at the beginning of the year	—	449,357
Goodwill arising from the acquisition during the year(Note 4)	444,086	—
Impairment	(34,640)	—
Foreign currency translation adjustments	39,911	7,619
Balance at the end of the year	449,357	456,976

During 2023, the Group performed a qualitative and quantitative impairment assessment for the goodwill arising from the acquisition of a global mobile application service provider in 2023. The Group estimated the fair value of the acquiree based on the income approach, using a discounted cash flow model, with a cashflow forecast reflecting Group’s best estimate at that time of the future financial performance of the business. Certain key assumptions used in the impairment assessment related to the revenue growth rate,  the discount rate and the terminal growth rate, and they were determined by considering the historical performance of the acquiree, internal forecasts, relevant industry forecasts and market developments. These factors, particularly the revenue growth rate, are subject to a high degree of judgment and complexity, and are highly sensitive.  Because of the lack of operating history and expected rapid growth of the acquiree, the Company supplemented its income approach method with the use of a market-based method which considers EBITDA multiples based on market data of comparable companies engaged in similar operations and economic characteristics. Based on the results using both approaches,  the fair value of the acquiree was determined to exceed its carrying value as of December 31, 2023. Therefore, the Group concluded that there was no impairment of goodwill as of December 31, 2023. In reaching this determination, the Group gave due consideration to its market capitalization when compared with its consolidated net book value. Given the adverse change in the operating and financial performance of the acquiree, management determined that a quantitative assessment was required as of December 31, 2022. Management estimated the fair value by using the income approach, which considered a number of factors, including revenue growth rate, discount rate and terminal growth rate. These factors are subject to a high degree of judgment and subjectivity. Based on the quantitative assessment results, the fair value of the acquiree was below its carrying amount as of December 31, 2022. Therefore, an impairment charge of RMB34.6 million was recorded for the year ended December 31, 2022, reflecting the amount by which the acquiree’s net book value exceeded its fair value, as determined.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

12.Property and equipment, net

Property and equipment consists of the following:

	December 31,
	2022	2023
	RMB	RMB
Gross carrying amount
Servers, computers and equipment	271,692	284,157
Construction in progress	97,786	248,788
Leasehold improvements	32,913	32,387
Others	13,700	12,045
Total	416,091	577,377
Less: accumulated depreciation
Servers, computers and equipment	(181,706)	(210,557)
Construction in progress	(24,957)	(30,536)
Others	(8,535)	(9,519)
Total	(215,198)	(250,612)
Property and equipment, net	200,893	326,765

Depreciation expense for the years ended December 31, 2021, 2022 and 2023 were RMB49,875, RMB43,413 and RMB46,803, respectively.

13.Intangible assets, net

The following table summarizes the Group’s intangible assets:

	December 31,
	2022	2023
	RMB	RMB
Gross carrying amount
Platform content	123,970	126,072
Trademark	39,436	38,955
License	32,000	32,000
Licensed copyrights of video content	136,130	31,133
Technology and domain name	13,641	13,618
Software	31,246	9,665
Total of gross carrying amount	376,423	251,443

Less: accumulated amortization
Platform content	(16,234)	(34,520)
Trademark	(4,324)	(6,787)
License	(9,956)	(12,089)
Licensed copyrights of video content	(110,182)	(25,380)
Technology and domain name	(4,715)	(7,051)
Software	(23,911)	(3,877)
Total accumulated amortization	(169,322)	(89,704)
Intangible assets, net	207,101	161,739

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

13.Intangible assets, net (continued)

Amortization expense for the years ended December 31, 2021, 2022 and 2023 were RMB39,239, RMB58,599 and RMB54,320, respectively.

As of December 31, 2023, intangible assets amortization expense for future years is expected to be as follows:

Amortization expense
Year ended December 31,	of intangible assets
RMB
2024	34,736
2025	27,602
2026	24,485
2027	24,276
2028	24,276

14.Prepayments and other non-current assets

	December 31,
	2022	2023
	RMB	RMB
Interest receivables	10,532	78,440
Prepayments to vendors and content providers	84,241	58,023
Refundable lease deposits	7,788	6,895
Others	8,313	762
Total	110,874	144,120

15.Advances from customers and deferred revenue

	December 31,
	2022	2023
	RMB	RMB
Deferred revenue, current	421,062	394,120
Advances from customers	25,819	18,137
Total current advances from customers and deferred revenue	446,881	412,257
Deferred revenue, non-current	73,354	47,864
Total non-current deferred revenue	73,354	47,864

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

16.Accrued liabilities and other current liabilities

	December 31,
	2022	2023
	RMB	RMB
Revenue sharing fees	928,756	810,718
Salaries and welfare	156,152	172,498
Marketing and promotion expenses	110,159	107,709
Bandwidth costs	120,849	87,818
License fees and content cost	122,033	86,662
Payable for construction in progress	11,981	61,016
Other taxes payable	25,044	32,154
Deposits from content providers, suppliers and advertising customers	35,967	18,867
Others	83,008	97,385
Total	1,593,949	1,474,827

17.Cost of revenues

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenue sharing fees and content costs	8,374,555	7,535,690	5,378,413
Bandwidth costs	713,672	537,921	360,660
Salaries and welfare	322,604	288,141	241,243
Payment handling costs	151,913	100,367	64,665
Share-based compensation	56,629	31,955	16,137
Others	131,787	116,652	118,007
Total	9,751,160	8,610,726	6,179,125

18.Other income

Other income is primarily comprised of gains recognized for government grants which represent cash subsidies received from the PRC government. For the years ended December 31, 2021, 2022 and 2023, the Company recognized government grants as other income amounting to RMB191,723 and RMB148,467 and RMB41,551, respectively.

19.Taxation

(a)PRC value-added tax and related surcharges

The Group is subject to value-added tax (“VAT”) and related surcharges on the revenues earned for services provided in the PRC. Net revenues are presented after netting off the VAT. The primary applicable rate of VAT is 6% for the years ended December 31, 2021, 2022 and 2023. All entities in PRC are also subject to surcharges on value-added tax payments in accordance with PRC law.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.Taxation (continued)

(b)Income taxes

(i)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)	Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any withholding tax in Hong Kong. For the years ended December 31, 2021, 2022 and 2023, the first HK$2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.Taxation (continued)

(b)Income taxes (continued)

(iv)PRC (continued)

The Group’s PRC entities provided for enterprise income tax are as follows:

●	Huya Technology applied an EIT rate of 12.5% (50% reduction in the standard statutory rate) as a Software Enterprise for the taxation year of 2021 and applied an EIT rate of 15% as an HNTE for the taxation years of 2022 and 2023.
●	Guangzhou Huya renewed its HNTE qualification in 2021 and with a continued preferential income tax rate of 15% from 2021 to 2023. The entity will apply for continued HNTE qualification in 2024.
●	Hainan Huya was qualified as an EIE in Hainan free trade port, and enjoyed the preferential tax rate of 15% for five years starting from 2020.
●	Most of the remaining PRC subsidiaries and VIEs were subject to 25% EIT for the years presented.

According to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in March 26 (“Super Deduction”), the additional tax deduction amount for qualified research and development expenses was increased from 75% to 100%, effective from 2023.

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

19.Taxation (continued)

(b)Income taxes (continued)

(iv)PRC (continued)

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

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2022 and 2023 are approximately RMB2,858,529 and RMB2,530,069, respectively. The undistributed earnings and reserves of the Group entities located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends from the undistributed earnings or reserves of the Group entities located in the PRC on its ordinary shares in the foreseeable future and intends to retain its available funds and any future earnings for use in the operation and expansion of its business.

Accordingly, no deferred tax liability on 10% WHT of aggregate undistributed earnings and reserves of the Company’s entities located in the PRC had been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2023.

Composition of income tax expenses

Income (loss) before income tax expenses for the years ended December 31, 2021, 2022 and 2023 were taxed within the following jurisdictions:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
PRC entities	360,160	(492,143)	(406,503)
Non-PRC entities	(100,641)	(30,646)	215,199
Total	259,519	(522,789)	(191,304)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.Taxation (continued)

(b)Income taxes (continued)

Composition of income tax expenses (Continued)

The current and deferred portion of income tax expenses included in the consolidated statements of comprehensive income for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Income tax expenses applicable to China operations
Current income tax expenses	16,046	—	—
Deferred income tax expenses	28,119	19,987	—
Subtotal income tax expenses applicable to China operations	44,165	19,987	—
Income tax expenses applicable to Non-PRC operations
Current income tax expenses	7,056	6,864	17,222
Deferred income tax expenses/(benefits)	4,006	(2,487)	(4,007)
Subtotal income tax expenses applicable to Non-PRC operations	11,062	4,377	13,215
Total income tax expenses	55,227	24,364	13,215

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation between the statutory income tax rate and the effective tax rate is as follows:

	For the year ended December 31,
	2021	2022	2023
PRC Statutory income tax rate	25.0%	25.0%	25.0%
Effect of tax holiday and preferential tax benefits	(15.6)%	(8.4)%	(19.1)%
Effect of varying tax rates available in different jurisdictions (i)	(0.7)%	2.0%	22.8%
Permanent differences (ii)	19.0%	(6.3)%	(10.3)%
Change in valuation allowance	10.7%	(27.8)%	(58.7)%
Effect of Super Deduction available to the Group	(17.1)%	10.8%	33.4%
Effective income tax rate	21.3%	(4.7)%	(6.9)%
Effect of tax holidays inside the PRC on basic earnings per share/ADS (RMB)	(0.11)	0.28	0.28
(i)	For the years ended December 31, 2021, 2022 and 2023, the effect of varying tax rates in different jurisdictions is mainly driven by the interest income derived from short-term deposits and long-term deposits which are subject to an income tax rate of 0% under the tax laws of Cayman Islands, partially offset by the losses arising from overseas business which is subject to an income tax rate of 17% under the tax laws of Singapore.
(ii)	Permanent differences mainly arise from expenses not deductible for tax purposes including primarily share-based compensation costs and expenses incurred by subsidiaries and VIEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.Taxation (continued)

(b)Income taxes (continued)

Deferred tax assets and liabilities

Deferred taxes are measured using the enacted tax rates for the years in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2022 and 2023 are as follows:

	December 31,
	2022	2023
	RMB	RMB
Tax loss carried forwards	296,987	387,083
Impairment loss of investments	7,271	29,570
Unrealized profit arising from elimination of inter-company transactions	5,424	6,326
Deferred revenue	2,408	2,302
Others	4,379	3,428
	316,469	428,709
Less: Valuation allowance (i)	(316,469)	(428,709)
Total deferred tax assets	—	—
Deferred tax liabilities
Identifiable intangible assets arising from the Acquisition	(25,380)	(21,784)
Unrealized gains on investments	(20,533)	(20,533)
Total deferred tax liabilities	(45,913)	(42,317)
Net deferred tax liabilities	(45,913)	(42,317)
(i)	Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowances as of December 31, 2022 and 2023 were provided for net operating loss carry forwards, because such deferred tax assets are not more likely than not to be realized based on the Group’s estimate of the future taxable income to be derived by the subsidiaries. If events including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry forwards; and (iii) tax planning strategies occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Movement of valuation allowance

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the year	143,431	171,236	316,469
Additions	42,252	146,749	114,815
Reversals/write-off	(14,447)	(1,516)	(2,575)
Balance at end of the year	171,236	316,469	428,709

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.Taxation (continued)

(b)Income taxes (continued)

Tax loss carry forwards

As of December 31, 2023, total tax losses carried forward of the Company’s subsidiaries and VIEs in the PRC amounted to RMB1,418,278, which were expected to expire if not utilized between 2023 and 2032. The accumulated tax losses of a subsidiary incorporated in Singapore of RMB919,443 subject to the agreement of the relevant tax authorities, is allowed to be carried forward to offset against future taxable profits. Such carried forward tax losses in Singapore have no time limit.

In accordance with Singapore Tax Administration Law, the Singapore tax authorities generally have up to four years to claw back underpaid tax if the year of assessment is 2008 onwards. Accordingly, tax filings of the Group’s Singapore subsidiary for tax years 2019 through 2022 remain subject to the review by the relevant Singapore tax authorities. There were no ongoing tax examinations as of December 31, 2023 by Singapore tax authorities.

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

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

20.Ordinary shares

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

During the year ended December 31, 2023, 2,454,365 Class A ordinary shares were issued for the exercised share options and vested restricted share units. Besides, no Class B ordinary shares were converted to Class A ordinary shares.

As of December 31, 2023, 82,696,852 Class A ordinary shares and 150,386,517 Class B ordinary shares had been issued and outstanding, respectively.

On August 15, 2023, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$100 million of its ADSs or ordinary shares over a 12-month period. As of December 31, 2023, the Company had repurchased 9,158,997 ADSs with a total aggregate consideration of USD29 million (equivalent to RMB206,345) under this program, of which RMB202,422 has been paid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

21.Share-based compensation

Compensation expense recognized for share-based awards granted by Huya was RMB289,705, RMB156,478 and RMB78,265 respectively during the years ended December 31, 2021, 2022 and 2023.

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

(i)Options

Grant of options

During the years ended December 31, 2021, 2022 and 2023, no share options had been granted to employees or non-employees.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

21.Share-based compensation (continued)

(i)Options (continued)

Vesting of options (continued)

Movements in the number of share options granted and their related weighted average exercise prices are as follows:

			Weighted
		Weighted	average	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual life	value
	options	price (US$)	(years)	(US$)
As of December 31, 2020	792,740	2.5500	6.61	13,778
Forfeited	—
Exercised	(533,425)	2.5500
As of December 31, 2021	259,315	2.5500	5.60	1,138
Forfeited	—
Exercised	(133,313)	2.5500
As of December 31, 2022	126,002	2.5500	4.60	176
Forfeited	—
Exercised	(7,000)	2.5500
As of December 31, 2023	119,002	2.5500	3.60	132
Expected to vest at December 31, 2023	—
Exercisable as of December 31, 2023	119,002	2.5500	3.60	132

Prior to the completion of the IPO, the Company has used the binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions used were as follows:

	2018
Weighted average fair value per option granted	US$	5.2130
Weighted average exercise price	US$	2.47
Risk-free interest rate(1)		2.83%
Expected term (in year)(2)		10
Expected volatility(3)		55%
Dividend yield(4)		—
(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the China Government Bond yield as at the valuation dates.
(2)	The expected term is the contract life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)	The Company has no history or expectation of paying dividend on its ordinary shares. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected term of the option.

As of December 31, 2023, there was no unrecognized share-based compensation expense of options relating to Huya 2017 Share Incentive Plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

21.Share-based compensation (continued)

(ii)Restricted share units

Grant of restricted share units

During the years ended December 31, 2021, 2022 and 2023, the Company granted 3,550,617, 5,084,817 and 2,787,407 restricted share units to employees respectively.

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

The following table summarizes the activity of all restricted share units for the years ended December 31, 2021, 2022 and 2023:

		Weighted
	Number of	average
	restricted	grant-date
	share units	fair value (US$)
Outstanding, December 31, 2020	6,644,306	17.1506
Granted	3,550,617	13.9339
Forfeited	(806,435)	17.9309
Vested	(2,547,290)	16.6645
Outstanding, December 31, 2021	6,841,198	15.5702
Granted	5,084,817	3.1233
Forfeited	(1,731,659)	13.4427
Vested	(2,921,887)	14.4987
Outstanding, December 31, 2022	7,272,469	7.8046
Granted	2,787,407	2.8824
Forfeited	(1,365,256)	7.2654
Vested	(3,546,222)	8.5540
Outstanding, December 31, 2023	5,148,398	4.7664
Expected to vest at December 31, 2023	4,879,173	4.7731

For the years ended December 31, 2021, 2022 and 2023, the Company recorded share-based compensation of RMB289,705, RMB156,478 and RMB78,265 using the graded vesting attribution method.

As of December 31, 2023, total unrecognized compensation expense relating to the restricted share units was RMB61,713. The expense is expected to be recognized over a weighted average period of 0.73 year using the graded-vesting attribution method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

22.Net income (loss) per share

Basic and diluted net income per share for the year ended December 31, 2021, 2022 and 2023 are calculated as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net income (loss)	583,499	(547,673)	(204,519)
Numerator for basic and diluted net income (loss) per share	583,499	(547,673)	(204,519)
Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B ordinary shares outstanding	238,198,117	241,437,842	243,025,428
—Diluted effect of share options	497,861	—	—
—Diluted effect of restricted share units	3,094,467	—	—
Denominator for diluted calculation	241,790,445	241,437,842	243,025,428
Net income (loss) per ordinary share
—Basic	2.45	(2.27)	(0.84)
—Diluted	2.41	(2.27)	(0.84)
Net income (loss) per ADS*
—Basic	2.45	(2.27)	(0.84)
—Diluted	2.41	(2.27)	(0.84)
*	Each ADS represents one Class A ordinary share.

23.Related party transactions

For the years ended December 31, 2021, 2022 and 2023, significant related party transactions were as follows:

Transactions with Tencent

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Acquisition under common control (i)	—	—	574,826
Content costs charged by Tencent (ii)	485,988	539,451	249,536
Operation support services provided by Tencent	370,393	225,808	142,372
Advertising, sub-licensing and other revenues from Tencent	80,302	22,073	118,844
Disposal gain of an investment (iii)	360,589	—	—
Others	14,617	12,867	6,422
(i)	In December 2023, the Company acquired a global mobile application service provider from a fellow subsidiary of Tencent for an aggregate cash consideration of RMB574,826, of which RMB546,084 has been paid by the Company as of December 31, 2023.
(ii)	In April 2021, the Group entered into a related party transaction with a fellow subsidiary of Tencent to purchase an exclusive license for broadcasting League of Legends matches during the period from 2021 to 2025, with a total consideration of RMB2,013 million. In January 2023, the Group has entered into a supplemental agreement to the above-mentioned agreement with Tencent to update the authorised right, licensed scope and total consideration (Note 26).
(iii)	In 2018, the Group invested as one of the limited partners with significant influence in an investment fund (the “Fund”) which owns an equity interest in an online game company, which was accounted for as an equity investment. For the year ended December 31, 2021, the Group disposed of its interest (through sales to two separate parties) in the Fund with a disposal gain of RMB378,679 recognized, of which RMB360,589 was related to the transaction with an entity owned by Tencent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.Related party transactions (continued)

Transactions with JOYY

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operation support services provided by JOYY	2,543	351	468
Purchase of services by JOYY on behalf of Huya	268	502	—

As detailed in Note 1(a), after the closing of share transfer between JOYY and Tencent, JOYY does not hold any shares of Huya. The transactions with JOYY after May 5, 2023 were not disclosed as related party transactions.

Transactions with entities over which Tencent and/or Huya have significant influence (“Tencent and Huya’s related parties”)

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Content costs and revenue sharing fees charged by Tencent and Huya’s related parties	102,311	100,627	61,272
Advertising, sub-licensing and other revenues from Tencent and Huya’s related parties	188,209	13,072	23,902
Others	21,013	18,213	29,178

As of December 31, 2022 and 2023, the amounts due from/to related parties are as follows:

	December 31,
	2022	2023
	RMB	RMB
Amounts due from related parties
Tencent	44,168	147,776
Others	15,836	1,089
Less: credit loss provision	(302)	(217)
Total	59,702	148,648
Amounts due to related parties
Tencent	93,574	141,743
Others	40,072	35,971
Total	133,646	177,714

The following table presents the activity in the credit loss provision related to amounts due from related parties for the years ended December 31, 2022 and 2023:

	For the years ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the year	(299)	(393)	(302)
Current year provision	(387)	(139)	(219)
Current year reversal	293	230	304
Balance at end of the year	(393)	(302)	(217)

The other receivables/payables from/to related parties are unsecured, interest-free and payable on demand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

24.Fair value measurements

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

The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2022 and 2023:

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Short-term investments (i)	—	3,117	—	3,117
Available-for-sale debt investments (ii)	—	—	384,076	384,076

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

24.Fair value measurements (continued)

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Available-for-sale debt investments (ii)	—	—	428,512	428,512
(i)	Short-term investments represent the investments issued by commercial banks and financial institution with a variable interest rate indexed to the performance of underlying assets within one year. For the instruments whose fair values are estimated based on quoted prices of similar products provided by banks at the end of each period, the Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.
(ii)	Available-for-sale debt investments are investments made by the Group without readily determinable fair values as set out in Note 10, which were categorized as Level 3 in the fair value hierarchy. These investments were valued based on a model utilizing unobservable inputs requiring significant management judgment and estimation. The Company uses a combination of valuation methodologies, including income approaches based on the Company’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees, future cash flow forecasts, liquidity factors and multiples of a selection of comparable companies.

Management determined the fair value of Level 3 investments based on income approach or market approach using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for risk-free rate, weighted average cost of capital and probability in equity allocation for income approach; and a selection of price-to-sales multiples of comparable companies and multiples, probability of the different scenarios assumed under the equity allocation model and a discount for lack of marketability for market approach.

For the year ended December 31, 2023, the Company recognized credit impairment and non-credit losses with aggregated amounts of RMB14,987 and RMB20,824 related to these available-for-sale debt investments.

The roll forward of Level 3 investments are as follows:

Total
Fair value of Level 3 investments as at December 31, 2021	157,160
New additions	125,743
The change in fair value of the investments	101,173
Fair value of Level 3 investments as at December 31, 2022	384,076
New additions	80,247
Credit losses provisions	(14,987)
The change in fair value of the investments	(20,824)
Fair value of Level 3 investments as at December 31, 2023	428,512

Fair value measurement on a non-recurring basis

The Group measures investments without readily determinable fair value on a non-recurring basis when impairment charges and fair value change due to observable price change are recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

24.Fair value measurements (continued)

Fair value measurement on a non-recurring basis (continued)

An observable price change is usually resulting from new rounds of financing of the investees. The Group determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Group by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Group, the Group adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Group by using the back-solve method based on the equity allocation model with adoption of some key parameters such as risk-free rate and equity volatility or market approach by using the selection of comparable companies operating in similar businesses and etc. For the years ended December 31, 2021, 2022 and 2023, gain on fair value changes of investment of RMB44,161, RMB7,602 and nil were recognized due to the observable price change of the investments without readily determinable fair value. These non-recurring fair value measurements use similar identifiable transaction prices as Level 2 of fair value measurements.

Certain privately held investments accounted for using the measurement alternative election were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering factors including, but not limited to, (i) adverse performance and cash flow forecasts of investees; (ii) adverse industry developments affecting investees; and (iii) adverse regulatory, social, economic or other developments affecting investees. For the year ended December 31, 2021, 2022 and 2023, an impairment charge of nil, RMB55,201 and RMB210,813 was recognized as an impairment loss for these equity investments without readily determinable fair values. As of December 31, 2022 and 2023, the carrying value of these impaired investments measured at Level 3 inputs were RMB82,140 and RMB65,936 respectively. The fair value of the privately held investments was measured based on significant inputs as detailed in Note 10.

Apart from the short-term investments, equity investments measured at fair value through earnings and available-for-sale debt investments the Group’s other financial instruments principally consist of cash and cash equivalents, short-term deposits, long-term deposits, accounts receivable, other receivables, amounts due to/from related parties, accounts payable, certain accrued expenses. These financial instruments are recorded at cost which approximates fair value.

25.Leases

The Company entered into operating lease agreements primarily for offices and land.

The following table summarizes the lease expense for the years ended December 31, 2021, 2022 and 2023:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating lease expense	40,001	44,754	41,126
Short-term lease expense	16,438	13,543	12,730
Total lease expense	56,439	58,297	53,856
Weighted-average remaining lease term (in years) – operating leases			2.7
Weighted-average discount rate – operating leases			4.8%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

25.Leases (continued)

As of December 31, 2023, future minimum lease payments under non-cancellable operating lease agreements for which the Group has recognized operating lease right-of-use assets and liabilities were as follows:

For the year ending December 31,	Future minimum payments
RMB
2024	32,650
2025	30,260
2026	22,330
Total undiscounted cash flows	85,240
Less: imputed interest	(5,339)
Total	79,901

Supplemental cash flow information related to leases for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the year end December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash paid for operating leases	43,024	38,035	34,090
Lease liabilities arising from obtaining right-of-use assets	26,077	13,567	74,876

26.Commitments and contingencies

(a)Operating commitments

As of December 31, 2023, future minimum payments under non-cancelable agreements consist of the following,

Operating commitments
RMB
2024	4,913
2025	4,680
2026	3,650
13,243

The commitments presented above mainly consist of property management fees, short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of-use assets and lease liabilities.

(b)Purchase obligations

In 2021, the Group signed a contract to purchase an exclusive license for broadcasting League of Legends matches from a fellow subsidiary of Tencent during the period from 2021 to 2025 at an aggregate purchase price of RMB2,013 million. In January 2023, as a result of  a supplemental agreement with Tencent, the Group no longer has any sub-licensing rights and the aggregate purchase price is decreased to RMB450 million, attributable to the  the period from 2023 to 2025.

(c)Capital and other commitments

As of December 31, 2023, the Group had outstanding capital expenditures contracted for construction in progress totalling RMB356,686.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

26.Commitments and contingencies (continued)

(d)Legal proceedings

As of December 31, 2021, the Group involved in a few cases related to unfair competition in live streaming broadcasters recruitment. In 2022, these cases were all withdrawn.

27.Subsequent events

In March 19, 2024, the board of directors of the Company declared a special cash dividend of US$0.66 per ordinary share, or US$0.66 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on May 10, 2024, payable in U.S. dollars. The ex-dividend date will be May 9, 2024. The total amount of cash to be distributed for the dividend is expected to be approximately US$150 million, which will be funded by surplus cash on the Company’s balance sheet. The payment date for holders of ordinary shares and holders of ADSs is expected to be on or around May 24, 2024. The dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement.

28.Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB763,960 and RMB782,614 as of December 31, 2022 and 2023. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company.

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

For the year ended December 31, 2023, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2023 and the condensed financial information of the Company are not required to be presented.