Form 20-F
period 2024-12-31
HUYA Inc.
filed 2025-04-17
CIK 1728190

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

As of December 31, 2024,there were 225,231,915 ordinary shares outstanding, being the sum of 74,845,398 Class A ordinary shares and 150,386,517 Class B ordinary shares.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;
●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;
●	“mobile MAUs” or “mobile monthly active users” for any period refers to the sum of users who accessed our domestic Huya Live platform and related services through mobile devices (including smart TV and other smart devices) at least once during such relevant period. The calculations of our mobile MAUs may not reflect the actual number of people who accessed our platform; for example, it is possible that some people may use more than one device, or some people may share one device, or some people may access our platform through multiple channels. Average mobile MAUs for any period is calculated by dividing (i) the sum of our mobile MAUs for each month during such relevant period, by (ii) the number of months during such relevant period;
●	“paying users” for any period refers to the sum of user accounts that purchased various products and services on our domestic Huya Live platform and related services at least once during such relevant period. Beginning in the fourth quarter of 2023, we added the users who purchased game-related services toward our total paying users without eliminating duplicates, as we rolled out certain new business in the process of our strategic transformation; users who made in-game purchases through our game distribution business but did not pay via our platform or related services are not included. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platform;
●	“RMB” and “Renminbi” refer to the legal currency of mainland China;
●	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“Tencent” refers to Tencent Holdings Limited and its subsidiaries;
●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;
●	“the variable interest entity” or “the VIE” refers to Guangzhou Huya Information Technology Co., Ltd., or Guangzhou Huya; and
●	“we,” “us,” “our company,” “our” and “Huya” refer to HUYA Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include the variable interest entity and its subsidiaries in mainland China.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB7.2993 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2024.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “future,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the live streaming industry and the game industry in mainland China;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our ability to retain and increase the number of users, broadcasters, talent agencies, advertisers and business partners for game-related services and expand our product and service offerings;
●	competition in our industry;
●	general economic and business condition in mainland China and elsewhere;
●	our ability to monetize the user base;
●	laws, government policies, regulations, rules and guidelines relating to our industry; and
●	assumptions underlying or related to any of the foregoing.

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

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE

HUYA Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIE. We conduct our operations primarily through our subsidiaries and the VIE in mainland China. Laws and regulations of mainland China restrict and impose conditions on foreign direct investment in companies that engage in internet and other related businesses, including the provision of internet content. Therefore, we operate such business in mainland China through the variable interest entity, Guangzhou Huya Information Technology Co., Ltd., or Guangzhou Huya, which we may refer to as “the VIE” and “the variable interest entity” in this annual report, and rely on contractual arrangements among Guangzhou Huya Technology Co., Ltd., or Huya Technology, our subsidiary in mainland China, the VIE and its nominee shareholders to control the business operations of the VIE. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Such structure enables investors to share economic interests in mainland China-based companies in sectors where foreign direct investment is prohibited or restricted under laws and regulations in mainland China. Revenues contributed by the VIE accounted for 96.5%, 95.6% and 94.1% of our total net revenues for the fiscal years 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company,” “our” and “Huya” refer to HUYA Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include the VIE and its subsidiaries in mainland China. Investors in our ADSs are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company and may never directly hold equity interest in the VIE in mainland China.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA for the previous fiscal year and do not expect to be so identified after we file this annual report on Form 20-F.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE in mainland China. Our operations in mainland China are governed by laws and regulations of mainland China. As of the date of this annual report, our subsidiaries in mainland China, the VIE and its subsidiaries have obtained the requisite licenses and permits from the government authorities of mainland China that are necessary for our business operations in mainland China, including, among others, a value-added telecommunications business operation license for information services via internet, or ICP License, a permit for internet audio-video program service, a radio and television program production and operating permit, a commercial performance license and an internet culture operation license for music entertainment products, animation products, and online performance. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities of mainland China, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations may be materially and adversely affected.”

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

Under law of mainland China, HUYA Inc. and its offshore subsidiaries may provide funding to our subsidiaries in mainland China only through capital contributions or loans, including advances, and to the VIE only through loans, including advances, subject to satisfaction of applicable government registration and approval requirements. HUYA Inc. and its offshore subsidiaries extended capital contributions of nil, nil and nil in the years ended December 31, 2022, 2023 and 2024, respectively, and advances in the amount of RMB51.0 million and RMB37.6 million (US$5.2 million) as of December 31, 2023 and 2024, respectively, to our subsidiaries in mainland China.

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

The VIE may transfer cash to our subsidiaries in mainland China by paying service fees according to the exclusive business cooperation agreement. Pursuant to this agreement, the VIE agrees to pay our subsidiaries in mainland China fees for technology support, business support and consulting services, subject to conditions therein. In the years ended December 31, 2022, 2023 and 2024, the VIE settled a total amount of RMB6,863.4 million, RMB5,530.3 million and RMB4,622.5 million (US$633.3 million), respectively, for services provided by our subsidiaries. Our subsidiaries in mainland China have the right to determine the service fee to be charged to the VIE under this agreement by considering, among other things, the technical difficulty and the complexity of the services, the time needed for providing such services and the specific content and business value of the services. The term of this agreement is ten years, commencing on September 17, 2020, and will be automatically renewed for an additional ten-year period provided there is no objection from our subsidiaries in mainland China. In the future, to the extent there is any fee owed to our subsidiaries in mainland China under this agreement, the VIE intends to settle it.

Neither our subsidiaries nor the VIE made cash dividends or other distributions to HUYA Inc., the holding company, or its offshore subsidiaries, in the years ended December 31, 2022, 2023 and 2024. Going forward, our subsidiaries and the VIE intend to retain most, if not all, of their available funds and any future earnings.

We declared a special cash dividend on March 19, 2024 of US$0.66 per ordinary share, or US$0.66 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on May 10, 2024, and distributed such dividend in May 2024 in a total amount of approximately US$150 million. In addition, we declared a special cash dividend on August 13, 2024 of US$1.08 per ordinary share, or US$1.08 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on October 9, 2024, and distributed such dividend in October 2024 in a total amount of approximately US$250 million. In March 2025, our board approved a cash dividend plan for the years 2025, 2026, and 2027 (the “2025-2027 Dividend Plan”) for the purpose of enhancing shareholder returns and optimizing our capital structure. The 2025-2027 Dividend Plan consists of a special cash dividend to be paid in 2025 (the “2025 Cash Dividend”) and cash dividends currently expected to be paid in 2026 and 2027 (the “Expected 2026 and 2027 Dividends”). The total amount of the 2025 Cash Dividend is expected to be approximately US$340 million, which will be funded by surplus cash on our balance sheet. The payment date is expected to be on or around June 30, 2025. The Expected 2026 and 2027 Dividends consist of dividends in cash in the aggregate amount expected to be no less than US$30 million in 2026 and no less than US$30 million in 2027. With respect to the Expected 2026 and 2027 Dividends, our board reserves full discretion relating to the determination to make such dividend distributions and the amount, timing, and other specifics of such distributions. The dividends to be paid under the 2025-2027 Dividend Plan to our ADS holders through the depositary bank will be subject to the terms of the deposit agreement. For mainland China and United States federal income tax considerations of an investment in our ADSs and/or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

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

Selected Condensed Consolidating Statements of Operation Data

	For the year ended December 31, 2024
		Other	Primary	VIE and	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	beneficiary of VIE	VIE’s subsidiaries	adjustments	Totals

	(RMB in thousands)
Third-party revenues	—	349,593	10,163	5,719,359	—	6,079,115
Inter-company revenues(1)	—	8,145	4,642,018	6,196	(4,656,359)	—
Total cost and expenses(2)	(6,720)	(367,111)	(4,863,336)	(5,732,001)	4,657,981	(6,311,187)
Share of loss of subsidiaries, VIE and VIE’s subsidiaries(3)	(92,013)	(213,602)	(104,374)	—	409,989	—
Others, net	54,197	140,644	102,073	(97,675)	(1,622)	197,617
Loss before income tax	(44,536)	(82,331)	(213,456)	(104,121)	409,989	(34,455)
Income tax expenses	(3,419)	(9,682)	(146)	(253)	—	(13,500)
Net loss	(47,955)	(92,013)	(213,602)	(104,374)	409,989	(47,955)

	For the year ended December 31, 2023
		Other	Primary	VIE and	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	beneficiary of VIE	VIE’s subsidiaries	adjustments	Totals

	(RMB in thousands)
Third-party revenues	—	306,969	1,326	6,686,033	—	6,994,328
Inter-company revenues(1)	—	16,650	5,534,256	—	(5,550,906)	—
Total cost and expenses(2)	(16,707)	(403,456)	(5,903,519)	(6,746,390)	5,550,894	(7,519,178)
Share of loss of subsidiaries, VIE and VIE’s subsidiaries(3)	(289,783)	(382,321)	(154,982)	—	827,086	—
Others, net	109,030	178,888	140,598	(94,625)	(345)	333,546
Loss before income tax	(197,460)	(283,270)	(382,321)	(154,982)	826,729	(191,304)
Income tax expenses	(6,702)	(6,513)	—	—	—	(13,215)
Net loss	(204,162)	(289,783)	(382,321)	(154,982)	826,729	(204,519)

	For the year ended December 31, 2022*
		Other	Primary	VIE and	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	beneficiary of VIE	VIE’s subsidiaries	adjustments	Totals

	(RMB in thousands)
Third-party revenues	—	321,934	5,296	8,937,121	—	9,264,351
Inter-company revenues(1)	—	67,919	6,854,854	—	(6,922,773)	—
Total cost and expenses(2)	(16,134)	(535,011)	(7,376,333)	(9,161,422)	6,922,003	(10,166,897)
Share of loss of subsidiaries, VIE and VIE’s subsidiaries(3)	(574,309)	(500,350)	(176,071)	—	1,250,730	—
Others, net	46,137	72,213	205,086	55,551	770	379,757
Loss before income tax	(544,306)	(573,295)	(487,168)	(168,750)	1,250,730	(522,789)
Income tax expenses	(3,367)	(1,014)	(13,182)	(6,801)	—	(24,364)
Share of loss from equity method investments	—	—	—	(520)	—	(520)
Net loss	(547,673)	(574,309)	(500,350)	(176,071)	1,250,730	(547,673)

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

(2)

For the years ended December 31, 2022, 2023 and 2024, VIE service fees were charged by the primary beneficiary of the VIE and other subsidiaries to the VIE and VIE’s subsidiaries amounting to RMB6,863.4 million, RMB5,530.3 million and RMB4,622.5 million, respectively. These inter-company charges were eliminated in consolidation.

(3)	It represents the elimination of the investments in the VIE, the VIE’s subsidiaries, the primary beneficiary of the VIE and other subsidiaries by HUYA Inc.

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2024
			Primary	VIE and
		Other	beneficiary	VIE’s	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	of VIE	subsidiaries	adjustments	Totals

	(RMB in thousands)
Assets
Cash and cash equivalents	9,723	866,372	301,076	11,740	—	1,188,911
Restricted cash	—	—	1,140	15,891	—	17,031
Short-term deposits	—	2,940,048	705,000	430,000	—	4,075,048
Accounts receivable, net	—	29,902	597	45,545	—	76,044
Prepayments and other current assets, net	1,446	119,829	113,983	288,416	—	523,674
Amounts due from related parties, net	—	4,564	4,886	198,115	—	207,565
Amounts due from Group companies, net (1)	5,213,715	—	120,977	724,076	(6,058,768)	—
Investments	—	31,838	—	408,952	—	440,790
Long-term deposits	—	—	1,410,000	60,000	—	1,470,000
Investment in subsidiaries, VIE and VIE’s subsidiaries(2)	2,378,739	2,734,833	1,317,199	—	(6,430,771)	—
Intangible assets, net	—	106,219	1,926	45,045	—	153,190
Right of use asset	—	293,786	31,755	13,951	—	339,492
Other assets	—	417,185	193,028	2,440	(383)	612,270
Goodwill	—	463,796	—	—	—	463,796
Total assets	7,603,623	8,008,372	4,201,567	2,244,171	(12,489,922)	9,567,811
Advances from customers and deferred revenue	—	13,249	—	288,165	—	301,414
Amounts due to Group companies(1)	36,544	5,426,145	596,079	—	(6,058,768)	—
Accrued liabilities and other current liabilities	15,523	124,745	798,451	422,230	—	1,360,949
Amount due to related parties	—	9,394	17,966	134,169	—	161,529
Other liabilities	494	56,100	54,238	82,408	—	193,240
Total liabilities	52,561	5,629,633	1,466,734	926,972	(6,058,768)	2,017,132
Total shareholders’ equity(2)	7,551,062	2,378,739	2,734,833	1,317,199	(6,431,154)	7,550,679

	As of December 31, 2023
			Primary	VIE and
		Other	beneficiary	VIE’s	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	of VIE	subsidiaries	adjustments	Totals

	(RMB in thousands)
Assets
Cash and cash equivalents	98,516	272,274	133,453	7,730	—	511,973
Restricted cash	—	—	—	18,137	—	18,137
Short-term deposits	2,053,983	3,692,177	975,000	130,000	—	6,851,160
Accounts receivable, net	—	34,936	1,527	27,795	—	64,258
Prepayments and other current assets, net	93,513	95,118	135,440	232,364	—	556,435
Amounts due from related parties, net	67	552	447	147,582	—	148,648
Amounts due from Group companies, net (1)	5,951,547	—	176,979	954,184	(7,082,710)	—
Investments	—	151,748	—	600,096	—	751,844
Long-term deposits	—	553,293	1,640,000	360,000	—	2,553,293
Investment in subsidiaries, VIE and VIE’s subsidiaries(2)	2,479,528	2,949,910	1,478,534	—	(6,907,972)	—
Intangible assets, net	—	129,085	2,290	30,364	—	161,739
Right of use asset, net	—	307,552	71,454	—	—	379,006
Other assets	55	276,107	176,476	18,604	(357)	470,885
Goodwill	—	456,976	—	—	—	456,976
Total assets	10,677,209	8,919,728	4,791,600	2,526,856	(13,991,039)	12,924,354
Advances from customers and deferred revenue	—	14,140	93	445,888	—	460,121
Amounts due to Group companies(1)	36,378	6,214,172	832,160	—	(7,082,710)	—
Accrued liabilities and other current liabilities	8,363	120,081	879,493	466,890	—	1,474,827
Amount due to related parties	—	38,389	36,270	103,055	—	177,714
Other liabilities	7,512	53,418	93,674	32,489	—	187,093
Total liabilities	52,253	6,440,200	1,841,690	1,048,322	(7,082,710)	2,299,755
Total shareholders’ equity(2)	10,624,956	2,479,528	2,949,910	1,478,534	(6,908,329)	10,624,599

Notes:

(1)

It represents the elimination of inter-company balances among HUYA Inc., the VIE and the VIE’s subsidiaries, and other subsidiaries. As of December 31, 2023 and 2024, the outstanding balance of amounts due from/to Group companies related to inter-company advances. There were no outstanding balances at the balance sheet date related to VIE service fees charged to the VIE and the VIE’s subsidiaries.

(2)	It represents the elimination of the investments in the VIE, the VIE’s subsidiaries, the primary beneficiary of the VIE and other subsidiaries by HUYA Inc.

Selected Condensed Consolidating Cash Flows Data

	For the year ended December 31, 2024
			Primary	VIE and
		Other	beneficiary	VIE’s	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	of VIE	subsidiaries	adjustments	Totals

	(RMB in thousands)
Net cash provided by/(used in) operating activities(1)	151,016	374,861	(456,196)	24,602	—	94,283
Repayment of advances received from Group companies:	796,333	—	55,887	—	(852,220)	—
Other investing activities	2,067,219	1,065,082	569,072	(22,838)	—	3,678,535
Net cash provided by/(used in) investing activities	2,863,552	1,065,082	624,959	(22,838)	(852,220)	3,678,535
Repayment of advances to Group companies:	—	(852,220)	—	—	852,220	—
Other financing activities	(3,104,671)	—	—	—	—	(3,104,671)
Net cash (used in)/provided by financing activities	(3,104,671)	(852,220)	—	—	852,220	(3,104,671)

	For the year ended December 31, 2023
			Primary	VIE and
		Other	beneficiary	VIE’s	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	of VIE	subsidiaries	adjustments	Totals

	(RMB in thousands)
Net cash provided by/(used in) operating activities(1)	33,061	123,828	(245,791)	56,821	—	(32,081)
Repayments/(payments) of advances from Group companies	1,122,769	—	(78,852)	—	(1,043,917)	—
Other investing activities	(881,852)	742,658	241,663	(49,263)	—	53,206
Net cash provided by/(used in) investing activities	240,917	742,658	162,811	(49,263)	(1,043,917)	53,206
Repayments of advances to Group companies	—	(1,043,917)	—	—	1,043,917	—
Other financing activities	(202,294)	—	—	—	—	(202,294)
Net cash (used in)/provided by financing activities	(202,294)	(1,043,917)	—	—	1,043,917	(202,294)

	For the year ended December 31, 2022
			Primary	VIE and
		Other	beneficiary	VIE’s	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	of VIE	subsidiaries	adjustments	Totals

	(RMB in thousands)
Net cash provided by/(used in) operating activities(1)	57,606	(86,487)	(750,879)	379,397	—	(400,363)
Payments of advances from Group companies	(3,278,600)	—	(70,714)	(160,406)	3,509,720	—
Other investing activities	2,898,431	(3,352,583)	325,821	(720,237)	—	(848,568)
Net cash (used in)/provided by investing activities	(380,169)	(3,352,583)	255,107	(880,643)	3,509,720	(848,568)
Receipts of advances to Group companies	—	3,349,314	160,406	—	(3,509,720)	—
Other financing activities	6,049	—	—	—	—	6,049
Net cash provided by/(used in) financing activities	6,049	3,349,314	160,406	—	(3,509,720)	6,049

*The selected condensed consolidating cash flows data for the year ended December 31, 2022 has been retrospectively adjusted due to the business combination under common control as discussed in Note 2(d) to our audited consolidated financial statements included elsewhere in this annual report.

Notes:

(1)	For the years ended December 31, 2022, 2023 and 2024, cash paid by the VIE and the VIE’s subsidiaries to the primary beneficiary of the VIE and other subsidiaries for VIE service fees were RMB6,433.2 million, RMB5,391.5 million and RMB4,410.4 million, respectively. In 2024, RMB212.1 million of the VIE service fees were not settled by cash, but netting against the intercompany receivables from the primary beneficiary of VIE.

B.Capitalization and Indebtedness

Not Applicable.

C.Reasons for the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully following this summary.

Risks Related to Our Business and Our Industry

●	If we fail to keep our existing users highly engaged, to acquire new users, or to increase the proportion of paying users, our business, profitability and prospects may be adversely affected;
●	We may fail to attract and retain talented and popular broadcasters;
●	We may fail to offer attractive content, in particular popular game content, on our platform;
●	We are undertaking a strategic transformation to expand our presence in the game industry. We cannot assure you that the transformation will succeed or achieve anticipated effect, and our results of operations may be materially and adversely affected as a result;
●	We face competition in several major aspects of our business. If we fail to compete effectively, our business, results of operations and financial condition may be negatively impacted;
●	Intensified government regulations, rules or guidelines of the internet industry in mainland China could restrict our ability to maintain or increase the level of user traffic to, and user spending on, our platform as well as our ability to tap into other market opportunities, and negatively impact our businesses, results of operations, or financial condition;
●	If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations may be materially and adversely affected;
●	We cooperate with various talent agencies to manage and recruit our broadcasters. If we are not able to maintain our relationship with talent agencies, in particular the platinum talent agencies which possess the capacity to produce a large volume of high-quality content and manage a considerable pool of talent, our operations may be materially and adversely affected;
●	Significant revenue sharing fees and content costs on our platform have had and may continue to have an adverse effect on our business, financial condition and results of operations;
●	We are subject to risks associated with operating in a rapidly changing industry and a relatively new market;
●	Our revenue model for live streaming may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit; and
●	Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.

Risks Related to Our Relationship with Our Controlling Shareholder

●	Our controlling shareholder will control the outcome of shareholder actions in our company;
●	We may have conflicts of interest with Tencent and, because of Tencent’s controlling ownership interest in our company, we may not be able to resolve such conflicts on favorable terms for us;
●	If we are no longer able to benefit from our business cooperation with Tencent, our business may be adversely affected; and
●	Any negative development in Tencent’s market position and reputation, brand recognition and financial condition may materially and adversely affect our user base and brand image.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct operations in mainland China primarily through (i) our subsidiaries in mainland China and (ii) the VIE, with which we have maintained contractual arrangements, and its subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the government of mainland China finds that the structure we have adopted for our business operations does not comply with laws and regulations of mainland China, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations. Our holding company in the Cayman Islands, the VIE, and investors of our company face uncertainty about potential future actions by the government of mainland China that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. The regulatory authorities of mainland China could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value;
●	We rely on contractual arrangements with the variable interest entity and its shareholders for the operation of our business, which may not be as effective as direct ownership. If the variable interest entity and its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation; and
●	The shareholders of the VIE have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

Risks Related to Doing Business in Mainland China

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections;
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;
●	Our mainland China operations are governed by PRC laws and regulations. The PRC government may have significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as it deems appropriate to advance regulatory and societal goals and policy positions, which could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The significant oversight and discretion of the government of mainland China over our business operation could result in a material adverse change in our operations and the value of our ADSs;”
●	Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model;”

●	Changes in the economic, political or social conditions or government policies in mainland China could have a material adverse effect on our business and operations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Changes in the economic, political or social conditions or government policies in mainland China could have a material adverse effect on our business and operations;”
●	Uncertainties with respect to the legal system of mainland China may adversely affect us. Since the PRC legal system may still be evolving, certain laws and regulations may evolve quickly with little advance notice, and the interpretation and enforcement of these laws and regulations may involve uncertainties and could limit the legal protections available to you and us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the legal system of mainland China and the interpretation and enforcement of laws and regulations of mainland China could limit the legal protections available to you and us;”
●	The PRC government may exert more control over offerings conducted overseas by and/or foreign investment in our company, which could result in a material change in our operations and/or the value of our securities. Any actions by the PRC government to exert more oversight and control over offshore offerings could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. The approval of and filing with the China Securities Regulatory Commission or other government authorities in mainland China may be required in connection with our future offshore offerings and capital raising activities under law of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The approval of and filing with the China Securities Regulatory Commission or other government authorities in mainland China may be required in connection with our future offshore offerings and capital raising activities under law of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing;” and
●	The funds in our subsidiaries in mainland China or the VIE may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries or the VIE by the PRC laws and regulations on currency conversion. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Our subsidiaries in mainland China and the variable interest entity are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

Risks Related to Our ADSs

●	The trading price of our ADSs has been volatile and may be volatile regardless of our operating performance;
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial;
●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs; and
●	We believe that we were likely a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2024, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

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

A decline in our user base may adversely affect the engagement level of our users and vibrancy of our community, which may in turn reduce our monetization opportunities and have a material and adverse effect on our business, financial condition and results of operations. If we are unable to attract and retain users or convert users into paying users, our revenues may decline and our results of operations and financial condition may suffer. In 2024, we experienced a decline in the number of average mobile MAUs and average quarterly paying users, compared with 2023.

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

Among the various types of gaming content on our platform, e-sports tournaments and game events constitute an important genre to generate our user traffic. If we fail to obtain the broadcasting rights for popular e-sports tournaments and game events and fail to produce popular tournaments and events in-house, or we fail to attract users through these e-sports tournaments and game events, we may experience decreased users, viewership and user engagement, which may materially and adversely affect our results of operations and financial condition.

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

While we aim to increase the proportion of revenues from game-related services and achieve a more balanced revenue mix across the value chain through our three-year plan, it may cause some volatility in our results of operations and financial conditions in the near term. Additionally, as we have limited experience in game industry, our efforts in expanding our business presence in the game industry may not succeed and we may not be able to generate sufficient revenue to cover our investment and become profitable. In addition, our success to expand our presence in the game industry depends on our ability to maintain existing relationships and establish new relationships with game companies on terms and conditions acceptable to us, which we may fail to secure.

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

The internet industry in mainland China is highly regulated. See “Item 4. Information on the Company—B. Business Overview—Government Regulation” for details. For example, an internet information service provider shall obtain an ICP License from the Ministry of Industry and Information Technology of China or its local counterparts before engaging in any commercial internet information services. The variable interest entity, Guangzhou Huya, has obtained a valid ICP License for provision of internet information services, a radio and television program production and operating permit, a commercial performance license and an internet culture operation license for music entertainment products, animation products, and online performance.

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

Currently, we allow broadcasters and users to upload their recorded or edited video clips to our platform. We also selectively record and edit live streaming gameplays of certain popular broadcasters and turn them into video clip highlights. Streaming those videos on our platform may be regarded as providing internet audio-video program service. If our practice of offering video clips is deemed as violating the PRC Administrative Provisions for the Internet Audio-Video Program Service, our ability to expand our business scope may be limited and we may be subject to fines or other regulatory actions by the regulators. Moreover, we may be required to obtain additional licenses or approvals for our video clip services if the government of mainland China adopts more stringent policies or regulations on online video clips offerings. As we develop our video service offerings, we may need to obtain additional qualifications, permits, approvals or licenses.

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

Many elements of our business are unique, evolving and relatively unproven. Our business and prospects depend on the continuing development of the live streaming industry in mainland China. The market for our services is relatively new and rapidly changing and is subject to significant challenges. In addition, since we are undertaking a strategic transformation to expand our presence in the game industry and offer more game-related services, the future development and evolvement of the game industry will have an impact on the prospects of our business. Our business relies upon our ability to cultivate, grow and maintain an active game live streaming and game user community and to successfully monetize our user base, so as to increase revenues from our live streaming as well as game-related services and online advertising services. In addition, our business development depends, in part, on our ability to respond to constant changes in the internet industry, including rapid technological evolution, continued shifts in customer demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. Developing and integrating new content, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve at all. For example, our strategic transformation to expand our business in the game industry may not succeed. We cannot assure you that we will succeed in any of these aspects or that these industries in mainland China will continue to change as rapidly as they have in the past.

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

We operate our live streaming platform primarily using a revenue model whereby users can get free access to live streaming of game or other types of content but have the options to purchase our products or services. We have generated, and may continue to generate, a substantial majority of our live streaming revenues using this revenue model, although revenue contribution from live streaming may decline as we continue to impletment a strategic transformation to expand our presence in the game industry and offer more game-related services. In 2022, 2023 and 2024, our live streaming revenues contributed to 88.5%, 92.2% and 78.1% of our total net revenues, respectively. Our live streaming revenues experienced a decline in 2023 and 2024, and we may continue to experience a decline and not be able to achieve a growth in the future, as the user demand for this service may change, decrease substantially or dissipate, we may fail to anticipate and serve user demands effectively, or we may have to make adjustments on our live streaming revenue model under intensified regulations, rules, or guidelines on the live streaming industry and we may not be able to mitigate revenue impacts of those adjustments, or our live streaming revenue model may not be competitive and we may lose market share if competition in the live streaming industry further intensifies.

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

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China and as a result of the conflict between Ukraine and Russia and sanctions on Russia. The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. Recently, President Trump has imposed prohibitively high tariffs on Chinese imports, and China has retaliated with its own tariffs and other counter-measures. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy. While cross-border trade is not a primary area of focus for us, any unfavorable government policies on international trade may affect the demand for our services, or prevent us from providing services in certain countries. If any new tariffs, legislation and/or regulations are implemented, existing trade agreements are renegotiated or, in particular, the U.S. government takes further actions due to ongoing U.S.-China trade tensions, such changes could have an adverse effect on our business, financial condition, and results of operations. In addition, escalating U.S.-China tariff tensions have triggered a chain reaction of economic and political repercussions, including U.S. legislative and policy initiatives that may impose stricter measures on China-based companies listed on U.S. stock exchanges.

The United States has also taken efforts to limit U.S. investment in China. On October 28, 2024, the U.S. Department of the Treasury issued a final rule to prohibit U.S. investment in Chinese companies active in developing certain national security technologies, or the Outbound Investment Rule. The Outbound Investment Rule targets investments involving persons and entities associated with “countries of concern,” a designation currently limited to China. In effect since January 2025, the Outbound Investment Rule imposes investment prohibitions and notification requirements on a range of investments in companies engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum technologies, and (iii) artificial intelligence systems. Persons from countries of concern engaged in these activities are defined as “covered foreign persons.” Investments by U.S. persons subject to the Outbound Investment Rule include the acquisition of equity or a contingent equity interest, the provision of certain debt financing, the conversion of contingent equity interest into equity interest, involvement in a greenfield or brownfield investment, entrance into a joint venture, and the acquisition of a limited partner interest in non-U.S. pooled investment fund. The Outbound Investment Rule is aimed at exerting greater U.S. government oversight of U.S. direct and indirect investments involving China, and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based companies. Importantly, the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities listed on a national stock exchange. U.S. persons’ acquisitions of publicly traded securities, such as our ADSs, will therefore be exempted from the scope of covered transactions under the Outbound Investment Rule. We do not believe we would be considered a “covered foreign person” under the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Besides, in the event that any of our major business partners become subject to sanctions or restrictions by the U.S. government, our business may be negatively and adversely affected. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition, and results of operations. We have an international business and may expand our global footprint in the future. Any rising trade and political tensions or unfavorable government policies on international trade and Chinese companies could impact our competitive position or hinder our commercial activities in certain countries. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

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

Although we primarily rely on revenues generated from live streaming services, we generate a portion of our revenues from advertising. Our revenues from advertising partly depend on the continued development of the online advertising industry in mainland China and advertisers’ willingness to allocate budgets to online advertising. In addition, companies that decide to advertise or promote online may utilize more established methods or channels, such as more established Chinese internet portals or search engines, over advertising on our platform. As we plan to expand our offerings to provide more game-related services, such as game advertisements, the development of the game industry may influence the demand for our advertising services from game companies. If the online advertising market does not continue to grow, or if we are unable to capture and retain a sufficient share of that market, our ability to increase our current level of advertising revenues and our profitability and prospects may be materially and adversely affected.

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

We offer advertising services primarily through contracts entered into with advertisers or advertising agencies and by displaying advertisement on our platform or providing advertising integrated in the content offered on our live streaming platform. We also offer advertisements through cooperation with our popular broadcasters and other content creators. We cannot assure you that we will be able to attract or retain direct advertisers or advertising agencies. If we fail to retain and enhance our business relationships with these advertisers or advertising agencies, or if our cooperation with broadcasters and other content creators to provide advertisements is not successful, we may suffer from a loss of advertisers and our business and results of operations may be materially and adversely affected. If we fail to retain existing advertisers and advertising agencies or attract new direct advertisers and advertising agencies or any of our current advertising methods or promotional activities becomes less effective, our business, financial condition and results of operations may be adversely affected.

Significant revenue sharing fees and content costs on our platform have had and may continue to have an adverse effect on our business, financial condition and results of operations.

We need to continue offering popular and attractive content on our platform to provide our users with engaging and satisfying viewing experiences, and our ability to provide such content is dependent on our ability to attract and retain our broadcasters and talent agencies. We have a revenue sharing arrangement with both our broadcasters and talent agencies under which we share with them a portion of the revenues from the sales of our products and services on our platform, including live streaming services and game-related services. We also pay some popular broadcasters additional fees to sign agreements that contain exclusivity clauses with us. The absolute amounts and revenue percentages that we pay broadcasters and talent agencies may increase. If our competitor platforms offer higher revenue sharing ratios or additional fees with an intent to attract our popular broadcasters, costs to retain our broadcasters may increase. If we are not able to continue to retain our broadcasters and produce high-quality content on our platform at commercially acceptable costs, our business, financial condition and results of operations would be adversely impacted. Furthermore, as our business and user base further develop, we may have to devote more resources in attracting broadcasters and talent agencies to produce more content that meets the varied interests of a diverse user base, which would increase the costs of content on our platform. While we aim to optimize content creators’ income structure in the process of our strategic transformation to boost their financial rewards and better align our content costs with our revenues, we cannot assure you that this initiative will succeed or achieve anticipated effect. The portion of revenues we share with our broadcasters for live streaming services has remained at a relatively high level from 2022 to 2024 and we currently expect it to remain high in 2025, although there are still uncertainties, such as general market conditions. The significant revenue sharing fees with broadcasters has had and will continue to have a material adverse effect on our profitability.

In addition, we pay game developers or publishers, e-sports tournaments and game events organizers and participants, and other content broadcasting right owners for content and increases in prices for these broadcasting rights would also have an adverse effect on our business, financial condition and results of operations. If we fail to procure these content, or if we fail to procure these content at commercially acceptable costs, our business and results of operations may be adversely impacted. In 2022, our e-sports content costs increased significantly due to our procurement of more high-quality events and the increasing prices of some leading e-sports tournaments. Our e-sports content costs decreased in 2023 and 2024, primarily because of our more stringent procurement policy for e-sports content and a decrease in prices of some key licensed e-sports tournaments. Substantial uncertainties remain as to whether we can procure anticipated content at commercially acceptable costs, or at all. As our self-organized e-sports tournaments are gaining popularity on our platform, we may also increase content production costs for in-house produced content. Even though we have put stringent procurement policy in place, we cannot assure you that our revenue sharing fees and content costs or our cost of revenues in general would necessarily decrease as a result. In addition, if we are unable to generate sufficient revenues that outpace our revenue sharing fees and content costs, or we experience a greater decline in revenues than the decline in revenue sharing fees and content costs, our business, financial condition and results of operations may be materially and adversely affected.

We incurred net losses in the past, which may continue in the future.

In 2022, 2023 and 2024, we incurred net loss of RMB547.7 million, RMB204.5 million and RMB48.0 million (US$6.6 million), respectively. We cannot assure you that we will be able to generate net income in the future. Furthermore, although we have been adopting measures to optimize costs and improve operational efficiency, we may continue to incur significant costs and expenses such as costs and expenses to retain and attract content creators, acquire and produce content, maintain and grow our user base and generally expand our business operations, and research and development expenses and bandwidth and server custody fees to support our streaming functions, and personnel costs and expenses to attract and retain key employees, and investments to develop new businesses. We may again not be able to generate sufficient revenues to offset such costs and expenses to sustain profitability in the future. We may also continue to incur impairment losses if we recognize impairment charges on our investments, such as due to the weak financial performance of certain investees, or we may incur goodwill impairment charges as a result of our acquisitions. In addition, we expect to continue to invest heavily in our operations to maintain our current market position, support anticipated future growth and meet our reporting and compliance obligations as a public company.

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

We may experience seasonality in our business, reflecting seasonal fluctuations in online entertainment consumption. As a result, comparing our operating results on a period-to-period basis may not be meaningful. For example, our users, revenues, or profits may be impacted by public holidays, school vacations, e-sports tournaments and game events that we launch from time to time, marketing campaigns and promotional activities that we conduct from time to time, new game launches on the market and game operational activities that game companies conduct from time to time, or regulations, rules and guidelines that government authorities pose from time to time.

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

We have a limited operating history, particularly as a stand-alone company. Our Huya platform was launched in 2014 as a business unit of JOYY Inc. (Nasdaq: JOYY). While we experienced significant growth since our platform was launched, our historical growth rate may not be indicative of our future performance due to our limited operating history and the rapid evolvement of our business environment. We may not be able to replicate our growth trajectory as we achieved in the past. Furthermore, we may adjust our product and service offerings or modify our business model. These adjustments may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations.

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

Our overseas operations may exert pressure on our operating results and net margins in the near term. Our overseas expansion may not progress at the intended pace, or generate the anticipated revenue to cover our investment and be profitable. Furthermore, the monetization of our overseas business may experience fluctuations. We cannot guarantee that we will be able to increase or sustain our overseas revenues in the future, as our current monetization may not continue to work, monetization strategies may change, and our initiatives to diversify revenue sources such as by providing more game-related and adversting services may not be successful. The geographic scope of our overseas markets and the product and service offerings we provide may also further change as we continually adjust our overseas business strategies. For example, we made major adjustments of the geographic coverage of Nimo TV as part of our overall strategy to focus on key markets in 2022, and we may further make adjustments in the future. In addition, the mobile application service provider we acquired may not achieve anticipated business performance or create the expected synergies with Nimo TV in the overseas markets. Our business, financial condition and results of operations may be materially and adversely affected by the risks associated with our overseas operations.

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

We have occasionally received fines and been required to disgorge any illegal income earned for certain inappropriate content generated by broadcasters on our platform. Despite our efforts to closely monitor the content on our platform and the actions of our broadcasters, we may be subject to similar fines and penalties in the future. In addition, if the authorities of mainland China find that we have not adequately managed the content on our platform and identify some incompliant practices and activities on our platform, they may impose other legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform and holding us liable for material civil and/or criminal liability. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Internet Information Services.” Moreover, the costs of compliance may continue to increase when more content is made available on our platform, which may adversely affect our results of operations. Furthermore, the distribution of inappropriate or illegal content by broadcasters may result in the suspension of broadcasters from our platform, and, in some serious cases, the broadcasters may be held criminally liable or be subject to major civil liabilities, which may materially and adversely impact our image, reputation, content offering and our attractiveness to users, thereby negatively impacting our business operations and financial results. In the event popular broadcasters are suspended from our platform as a result of inappropriate or illegal content, we may not be able to recoup or realize the expected returns on our investments made to engage such broadcasters.

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

We rely on certain operating metrics, such as mobile MAUs and paying users, to evaluate the performance of our business. As our business evolves, the scope of such operating metrics may change. Our operating metrics are calculated using internal company data that have not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring these metrics across our large user base. For example, our mobile MAUs may not accurately reflect the actual number of people who accessed our platform and related services through mobile devices, as it is possible that some people may use more than one device, some people may share one device, and some people may access our platform through multiple channels.

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

In addition, we process transactions of many of our services through third-party online payment systems. Most of our users use online payment systems, such as WeChat Pay and Alipay, to make payments for various products and services on our platform. If any of these third-party online payment systems suffer from security breaches, users may lose confidence in such payment systems and refrain from purchasing our products and services online, in which case our results of operations would be negatively impacted. See “—The security of operations of, and fees charged by, third-party online payment platforms may have a material adverse effect on our business and results of operations.”

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

We may extend credit to some of our customers, which could negatively affect our operating cash flow and financial performance.

We may extend credit to some of our customers such as our advertising clients and business partners on game-related services based on our business needs. Offering credit may lead to increased sales and customer loyalty, but it may also expose us to the risk of late payment or defaults, which can strain our cash flow and reduce our liquidity. Accurately assessing the creditworthiness of customers is another challenge. Additionally, managing credit accounts requires administrative resources and can lead to higher operational costs. Economic downturns or shifts in market conditions may further exacerbate these risks.

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

Currently, most of our users use third-party online payment systems to make payments for various products and services on our platform. In all these online payment transactions, secured transmission of confidential information such as paying users’ credit card numbers and personal information over public networks is essential to maintaining consumer confidence.

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

In mainland China, the validity period of utility model patent rights or design patent rights is ten years and not extendable. As of March 31, 2025, we have 1,037 registered patents, 387 patent applications pending in mainland China and 3 additional patent applications under the patent cooperation treaty. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with sufficient protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. There are numerous U.S. and foreign issued patents and pending patent applications owned by others in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. See “—We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.” The Russia-Ukraine conflict, the Hamas-Israel conflict, and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There also have been concerns about the relationship between China and other countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations, investment policies and tariffs. Economic conditions in mainland China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in mainland China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

We do not believe that we are an “investment company” and we do not intend to become registered as an “investment company” under the United States Investment Company Act of 1940, as amended, or the Investment Company Act. Certain of our assets and our future holdings, including long-term and short-term time deposits, may be deemed to be “investment securities” within the meaning of the Investment Company Act. Under the Investment Company Act, a company is deemed to be an “investment company” if it (i) is engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, holding or trading in securities or (ii) owns or proposes to acquire investment securities having a value exceeding 40% of the value of the company’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. On a consolidated basis, a significant portion of our present assets as of December 31, 2024 consists of time deposits held for cash management purposes, which may be deemed to be “investment securities,” rather than cash items, within the meaning of the Investment Company Act. However, we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of providing online live streaming platforms and related services.

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

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in mainland China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. For example, on December 29, 2023, the Standing Committee of the National People’s Congress promulgated the PRC Company Law, which came into effect on July 1, 2024 and supersede the previous PRC Company Law. The changes are considerable in many respects and will have profound implications for companies incorporated in China, such as the five-year capital contribution timeframe for shareholders of limited liability companies to make their capital contributions in full. On July 1, 2024, the State Council issued the Provisions of the State Council on Implementing the Registered Capital Registration Management System under the PRC Company Law, which further strengthen the registration management of companies’ registered capital. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Corporate Governance.” We will closely monitor the legislative developments concerning the PRC Company Law and its implementation measures and ensuring a prompt evaluation of any potential implications for our operations. In response to these changes, we may need to devote significant efforts and resources to adapt and conform our PRC corporate practices to the new regulatory regime. Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalties and our business may be harmed.

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

The regulatory and enforcement regime in mainland China with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different regulatory bodies of mainland China have enforced data privacy and protections laws and regulations with varying standards and applications, such as the Cybersecurity Review Measures, the Regulations on Protection of Critical Information Infrastructure and the Regulations on the Management of Cyber Data Security. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Internet Content and Information Security” and “Item 4. Information on the Company—B. Business Overview—Government Regulations—Privacy Protection.” Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data.

In September 2024, the State Council promulgated the Regulations on the Management of Cyber Data Security, or the Data Security Regulations, which is applicable to network data processing activities and the security supervision and administration thereof conducted within the territory of the PRC and took effect on January 1, 2025. As of the date of this annual report, the Cybersecurity Review Measures and the Regulations on the Management of Cyber Data Security remain unclear on whether relevant requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside mainland China. In addition, there is uncertainty regarding whether we would be classified as a critical information infrastructure operator under the Regulations on Protection of Critical Information Infrastructure. We cannot predict the impact and interpretations of these regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Regulations on the Management of Cyber Data Security mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listing (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our apps from application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration on such basis. In addition, if we are classified as a critical information infrastructure operator by any government authorities, we may be subject to obligations beyond those already met under the cybersecurity laws and regulations of mainland China. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities.

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

We have made investments in applications of foundation models, generative AI and other technological advancements, and may face uncertainties with respect to their commercialization and the evolving laws and regulations applicable to us.

The live streaming platforms and online content communities are evolving with continued technological advancements. To foster the creation of content and better serve users and beyond, we have made investments in applications of foundation models, such as large language model, and generative AI and have also allocated resources in these areas, including human resources and technology updates. Our success will depend on our ability to keep up with these technological advancements. For instance, applications of foundation models and generative AI to our products and services to cater to user needs may be essential for us to remain competitive in the market and any failure in maintaining or improving the effectiveness of these technologies may impede our understanding of user preferences and content creators, consequently adversely affecting our capability to manage content operations and user experience. Therefore, failure to keep up with technological advancement may result in a decline in demand for our products and services, which may in turn materially and adversely affect our business, financial condition, results of operations, and prospects. For example, we are trying to apply AI large models throughout the entire cycle of live streaming content production, distribution, and consumption with the aim to improve broadcasters’ content creation efficiency, foster AI-powered digital IP innovation, and facilitate the design of more distinctive virtual streamers. However, we cannot guarantee the success of implementing these technologies in our products and services, nor the effectiveness of our efforts and investments in these technological advancements. Furthermore, the research and development of technological changes and innovations may require substantial capital expenditures, along with the need for products or services upgrades. We cannot assure you that we will have necessary capital, or access to additional capital in a timely manner or on acceptable terms, to adequately support our investments in these technologies.

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

Furthermore, we may be adversely affected by bank failures or other crises in the financial industry. We have funds in several banks, and if a bank or other financial institution at which a portion of our cash, cash equivalents or deposits is held fails in the future, our ability to access our existing cash, cash equivalents and deposits may be impacted and we may need to obtain capital from elsewhere. Our business and financial condition may be materially adversely affected as a result.

We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in mainland China and globally. Our business operations could be disrupted if one of our employees is suspected of having contracted COVID-19, H1N1 flu, avian flu, Ebola or another epidemic, since it could require our employees to be quarantined or our offices to be disinfected. Our results of operations could be adversely affected to the extent that the outbreak has any negative impact on the Chinese and global economy in general and the Chinese and global mobile internet, live streaming, game and e-sports industries in particular. Additionally, any outbreaks of other health epidemics could pose challenges on us in navigating potential headwinds, affecting our business, financial condition, and results of operations.

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

On April 3, 2020, Linen Investment Limited, a wholly-owned subsidiary of Tencent, exercised its option to acquire 16,523,819 Class B ordinary shares for an aggregate purchase price of US$262.6 million in cash from JOYY Inc. On October 12, 2020, Linen Investment Limited entered into a share transfer agreement with certain affiliates of Mr. Rongjie Dong, our then chief executive officer and director, to purchase an additional 1,970,804 Class B ordinary shares, which agreement was terminated on July 12, 2021 concurrently with the termination of our proposed merger with DouYu in 2021. See “Item 4. Information on the Company.” On April 28, 2023, Linen Investment Limited entered into a definitive share transfer agreement with JOYY Inc. to acquire 38,374,463 Class B ordinary shares and the transaction was closed on May 5, 2023. As of March 31, 2025, Tencent held all of our outstanding Class B ordinary shares, resulting in 95.4% voting power in us calculated based on our total issued and outstanding shares. Tencent’s voting power gives it the power to control over certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NYSE requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

Any negative development in Tencent’s market position and reputation, brand recognition and financial condition may materially and adversely affect our user base and brand image.

We have benefited and expect to continue to benefit from Tencent’s strong brand recognition, broad user base, and content ecosystem, which enhance our services and reputation. Any negative publicity associated with Tencent or any negative development with respect to Tencent’s market position and reputation, brand recognition, financial condition or compliance with legal requirements, including any reputational damages from regulatory developments, may have an adverse impact on our user traffic and engagement as well as our reputation and brand.

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

Investors in our ADSs are not purchasing equity interest in the variable interest entity in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the government of mainland China deems that our contractual arrangements with the variable interest entity do not comply with regulatory restrictions of mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless, if we are unable to assert our contractual rights over the assets of the VIE which contributed to 94.1% of our revenues in 2024. Our holding company in the Cayman Islands, the variable interest entity, and investors of our company face uncertainty about potential future actions by the government of mainland China that could affect the enforceability of the contractual arrangements with the variable interest entity and, consequently, significantly affect the financial performance of the variable interest entity and our company as a group.

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

As of March 31, 2025, our controlling shareholder Tencent held 95.4% voting power in us calculated based on our total issued and outstanding shares. In addition, the shareholder of the variable interest entity, Guangzhou Huya, is Linzhi Tencent Technology Co., Ltd., or Linzhi Tencent, which owns 100% of the equity interests in Guangzhou Huya.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA for the previous fiscal year and do not expect to be so identified after we file this annual report on Form 20-F.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in mainland China which in turn rely on consulting and other fees paid by the variable interest entity for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current regulations of mainland China permit our subsidiaries in mainland China to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in mainland China is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2024, we made appropriations of RMB122.4 million (US$16.8 million) to statutory reserves. Furthermore, if our subsidiaries in mainland China, the variable interest entity and its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the Enterprise Income Tax Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-mainland China-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the central government of mainland China and governments of other countries or regions where the non-mainland China-resident enterprises are incorporated. As of December 31, 2024, the undistributed earnings and reserves of our subsidiaries and the variable interest entity located in mainland China are considered to be indefinitely reinvested, because we do not have any present plan to utilize the funds in these subsidiaries or the variable interest entity located in mainland China for dividend declaration in the foreseeable future, and we intend to retain most of the available funds and any future earnings in these subsidiaries or the variable interest entity for use in the operation and expansion of our business.

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

Under laws of mainland China, all lease agreements are required to be registered with the local housing authorities. We presently lease nine premises in mainland China, and the landlords of these premises have not completed the registration of their ownership rights or the registration of our leases with the authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

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

As of March 31, 2025, Tencent, our controlling shareholder, beneficially owned all of our issued and outstanding Class B ordinary shares, which constituted 67.3% of our total issued and outstanding share capital and 95.4% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, the holder of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holder may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We believe that we were likely a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2024, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States federal income tax consequences.

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

Based upon the nature and composition of our assets (in particular the retention of a substantial amount of cash, deposits, and investments), and the market price of our ADSs, we believe that we were likely a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we or any of our subsidiaries is a PFIC in any taxable year, a U.S. holder, as defined in “Item 10. Additional Information-E. Taxation-United States Federal Income Tax Considerations,” will generally be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. holder may be subject to burdensome reporting requirements. Furthermore, if we are a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. holder were to make a “deemed sale” election with respect to the ADSs or Class A ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations” and “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

We declared a special cash dividend on March 19, 2024 of US$0.66 per ordinary share, or US$0.66 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on May 10, 2024, and distributed such dividend in May 2024 in a total amount of approximately US$150 million. In addition, we declared a special cash dividend on August 13, 2024 of US$1.08 per ordinary share, or US$1.08 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on October 9, 2024, and distributed such dividend in October 2024 in a total amount of approximately US$250 million. In March 2025, our board approved the 2025-2027 Dividend Plan for the purpose of enhancing shareholder returns and optimizing our capital structure. The 2025-2027 Dividend Plan consists of the 2025 Cash Dividend and the Expected 2026 and 2027 Dividends. The total amount of the 2025 Cash Dividend is expected to be approximately US$340 million, which will be funded by surplus cash on our balance sheet. The payment date is expected to be on or around June 30, 2025. The Expected 2026 and 2027 Dividends consist of dividends in cash in the aggregate amount expected to be no less than US$30 million in 2026 and no less than US$30 million in 2027.

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

We adopted our stock incentive plan, or the 2017 Share Incentive Plan, in July 2017, for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We adopted an amended and restated 2017 share incentive plan in March 2018, or the Amended and Restated 2017 Plan. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. Under the Amended and Restated 2017 Plan, we are authorized to grant options to purchase Class A ordinary shares of our company and restricted share units to receive Class A ordinary shares. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2017 Plan is 28,394,117. As of March 31, 2025, options to purchase 81,500 Class A ordinary shares have been granted and are outstanding, and 3,830,074 restricted share units have been granted and are outstanding under the Amended and Restated 2017 Plan.

We adopted the 2021 Share Incentive Plan, effective on June 22, 2021. We may only grant restricted share units pursuant to the 2021 Share Incentive Plan. We adopted an amended and restated 2021 share incentive plan in September 2022, or the Amended and Restated 2021 Plan. Under the Amended and Restated 2021 Plan, the maximum aggregate number of shares of our company available for grant of awards is 8,018,111 Class A ordinary shares. As of March 31, 2025, 5,243,235 restricted share units have been granted and are outstanding under the Amended and Restated 2021 Plan.

We adopted the 2024 Share Incentive Plan, effective on December 22, 2024. We may grant both options and restricted shares units pursuant to the 2024 Share Incentive Plan. Under the 2024 Share Incentive Plan, the maximum aggregate number of shares of our company available for grant of awards is 15,846,000 Class A ordinary shares. As of March 31, 2025, 1,449,407 restricted share units have been granted and are outstanding under the 2024 Share Incentive Plan.

For the fiscal year ended 2024, we recorded share-based compensation of RMB64.5 million (US$8.8 million), related to share incentive plans.

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

As an exempted company incorporated in the Cayman Islands that is listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We follow home country practice and have a two-member audit committee, in lieu of the requirement of NYSE Listed Company Manual Section 303A.07 to have an audit committee with at least three members. Additionally, Section 303A.08 of the NYSE Listed Company Manual requires that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. We have followed our home country practice in this regard and did not seek shareholders’ approval when we approved the 2024 Share Incentive Plan. Furthermore, Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual. In addition, Section 302.00 of the NYSE Listed Company Manual requires that we must hold an annual general meeting of shareholders during each fiscal year. We have followed our home country practice in lieu of the provisions of Section 302 and did not hold an annual general meeting of shareholders in 2024. We may also rely on other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

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

B.Business Overview

We are a leading game live streaming platform in mainland China. Through cooperation with e-sports tournament and game event organizers, as well as major game developers and publishers, we have developed e-sports live streaming as one of the most popular content genres on our platform. In addition to rich content in game and e-sports genres, we also offer non-game entertainment content, such as talent shows, anime, outdoor activities, live chats, and online theater. Having diverse content from numerous sources and in different genres enables us to continually provide users with superior experience and enhance user stickiness to our platform. Building on our success in mainland China, we have started our operations overseas since May 2018 mainly through Nimo TV, our game live streaming platform for overseas markets and further expanded our reach with the acquisition of a global mobile application service provider in December 2023.

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

Our technology platform is designed for reliability, scalability and flexibility. Leveraging our technological capabilities in the fields of artificial intelligence (AI) and big data, live streaming, and infrastructure, we deliver superior user experience and conduct operation in an efficient manner.

Our Users

Our user base consists mainly of the young generation, who are generally more open-minded and tech-savvy, with an interest in games and other forms of entertainment. As we continue to provide rich and high-quality content offerings and various interactive features, we remain committed to engaging our large user base. Our average mobile MAUs in 2024 was 83.2 million.

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

Since 2024, we have strengthened our collaboration with multiple content platforms to selectively bring our content and services to a broader gamer audience, in order to expand our market presence and set the stage for future commercialization initiatives.

Games

Live streaming of game content, such as gameplay, e-sports tournaments and game events, has attracted a large number of users on our platform. Leveraging our close relationship with game developers and publishers as well as popular game broadcasters, e-sports leagues and players, we are able to consistently offer high-quality and engaging game live streams to our users. We actively track viewership growth and community feedback with respect to new game titles to identify trending games and allocate our broadcaster resources accordingly ahead of emerging surge in demand of such game content. Among the game titles streamed on our platform, League of Legends, Honor of Kings, Counter-Strike 2, Valorant and Crossfire, all being e-sports games, were among the most watched games in terms of total viewing time in 2024.

We cooperate with e-sports tournament and game event organizers, game developers and game publishers to identify trending e-sports competitions and secure live streaming rights of matches and tournaments favored by our community. Staring from 2022, we adopted a stricter screening process for content procurement and production to increase our investment efficiency and to offer high-quality live streams of e-sports tournament and game events to our users. For example, under a license agreement entered into in April 2021 and amended in January 2023 and September 2024, we acquired the exclusive broadcasting rights in mainland China for League of Legends Pro League from 2021 to 2022 and the non-exclusive broadcasting rights in mainland China for League of Legends Pro League and League of Legends World Championship from 2023 to 2025. Securing the broadcasting rights for these major e-sports tournaments further demonstrates our platform’s brand value and influence in mainland China’s e-sports industry. We provided live streaming services for approximately 300 licensed e-sports tournaments and game events in 2024.

We also continued to proactively produce and organize e-sports tournaments and game events that further complement the viewing experiences of game enthusiasts, including some organized in collaboration with other game content platforms. Huya Legend Cup, a tournament for League of Legends, Thunder-Honor Cup, a tournament for Honor of Kings, and Wali Cup, a tournament for Valorant are among the most popular e-sports tournaments and game events that were produced and organized by us in 2024. In addition, we hosted a series of Huya Village Games competitions in 2024, encouraging massive participation from local communities, which also helped to broaden the audience for e-sports content.

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

Besides, we also continued to offer our own original content produced in-house or in collaboration with quality third-party partners. In 2024, we produced a number of popular shows such as Streamers Rush Forward.

In 2024, we live streamed approximately 90 in-house produced e-sports tournaments and game events, and entertainment shows.

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

All broadcasters streaming on our platform need to enter into standard broadcaster agreements with us. For certain popular or promising broadcasters, we may also enter into customized cooperation agreements with them to facilitate closer collaboration. These customized cooperation agreements typically have a term ranging from one to five years and generally contain exclusivity clauses that require the contracted broadcasters to live stream exclusively on our platform during the contractual term. Our broadcasters and their talent agencies generally are entitled to share a percentage of the proceeds generated from the sales of products and services attributed to their live streams. To certain popular broadcasters, we also pay additional fees that are mostly associated with specific requirements such as active days, content volume and popularity rankings. We provide guidelines and continually monitor to ensure the legitimacy of the live streams content of our broadcasters. As we have strengthened our collaboration with multiple content platforms since 2024, some live stream content from our broadcasters may now be accessible on other platforms, while some live stream content from broadcasters on those platforms may also be accessible on ours.

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

Watching and following. Watching live streams is the main function of our platform. Video resolution and quality of live streams are adjusted automatically based on the users’ internet connection quality. When watching a live stream, users may choose to follow a broadcaster through our following feature and receive notification in the future when the broadcaster starts streaming. Users are also able to share links to live streams on other social media platforms. For e-sport tournaments and game events content, we also provide features such as live event instant playback and event data visualization to enchance user engagement. Users may choose any specific time interval within a live event to replay, and view pre-match analysis and real-time data based on event statistics.

Content exploring and recommendation. The interfaces of our mobile apps, websites and PC clients are user-friendly and easy to navigate. Leveraging our AI technology and massive user data, we are able to generate a front page with individualized content recommendations matching the interest profile of each returning user. Users may also browse our content genres, or type in key words in the search bar displayed on our mobile apps, websites and PC clients interfaces to look for content that may interest them. In addition, by deploying DeepSeek - R1 model, we have rolled out an “AI Assistant” feature to help users efficiently search for game strategies and live channels of interest.

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

Community interaction. We offer a game community section, which features a wide range of content such as images, text posts, and videos as well as game Q&As, strategies and events. The community section also serves as a discussion board between users and their favorite broadcasters, promoting interactions between broadcasters and their fans to build stronger bonds outside of streaming hours. In the community section, there are segments for different game titles and tournaments, where official accounts operated by game studios can join the community to provide information of game events and game strategies. We also offer a “Huya Ratings” function within the community section, providing users with a professional forum for e - sports ratings and reviews of e - sports players, tournaments, broadcasters and more.

Game-related services. To facilitate our game distribution services, we offer a game center module where users can pre-order and download games, obtain gift game toolkits, and view game information. To faciliate our in-game item sales services, we offer an in-game item mall section that integrates popular game skins, tools and user incentive activities. Users can also purchase in-game items directly from the yellow shopping carts on selected broadcasters’ channels while watching these broadcasters’ live content.

Features for Broadcasters

We provide handy tools for our broadcasters to create quality content. We have designed a series of dedicated mobile apps and PC client for our broadcasters, enabling them to live stream anytime, anywhere. The basic broadcaster features of our platform include streaming and uploading, and analytical tools. We are also leveraging AI technologies to develop new tools to improve broadcasters’ content creation efficiency.

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

Overseas Initiatives

We started our overseas businesses in May 2018 mainly through Nimo TV, our game live streaming platform for overseas markets. In December 2023, we acquired a 100% equity interest in a global mobile application service provider from Tencent, further expanding our overseas reach. Building on our international presence, we began exploring more diverse revenue streams in overseas markets in 2024 by offering game distribution, in-game item sales, and marketing services, and achieved early results.

Monetization

At present, we monetize our user base mainly through live streaming services, advertising services and game-related services. Revenues from live streaming services are primarily generated from the sales of products and services that our users purchase on our live streaming platform. We share revenues generated on our platform with broadcasters and talent agencies. Revenues from advertising services are primarily generated from advertisements placed on our live streaming platform. In addition, we generate revenues from other monetization methods including game-related services, on-line games and sub-licensing.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of March 31, 2025, we have registered 1,014 patents in mainland China, and have applied for 387 additional patents with the PRC State Intellectual Property Office and 3 additional patents under the patent cooperation treaty. In mainland China, it generally takes up to one year for the Patent Office under the State Intellectual Property Office to review, and approve or deny applications of patents in the category of utility model or design and two to five years in the category of invention. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Intellectual Property Rights—Patents.”

We have registered 351 software copyrights and 89 copyrights of artworks with the PRC National Copyright Administration. We have 230 registered domain names, including huya.com. As of March 31, 2025, we have 1,273 registered trademarks in mainland China (including Hong Kong, Macao and Taiwan) and 390 registered trademarks overseas, including our “Huya”, “虎牙” and “虎牙直播” trademarks, and are in the process to register additional 241 trademarks.

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

Seasonality

We may experience seasonality in our business, reflecting seasonal fluctuations in online entertainment consumption. As a result, comparing our operating results on a period-to-period basis may not be meaningful. For example, our users, revenues or profits may be impacted by public holidays, school vacations, e-sport tournaments and game events that we launch from time to time, marketing campaigns and promotional activities that we conduct from time to time, new game launches on the market and game operational activities that game companies conduct from time to time, or regulations, rules and guidelines that government authorities pose from time to time.

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

Regulations on Telecommunications Services

In September 2000, the State Council issued the Regulations on Telecommunications of China, as amended on July 29, 2014 and February 6, 2016, to regulate telecommunications activities in mainland China. The Regulations on Telecommunications set out basic guidelines on different types of telecommunications business activities in mainland China. According to the Catalog of Telecommunications Business (2015 Amendment), attached to the Regulations on Telecommunications, implemented on March 1, 2016 and amended on June 6, 2019, internet information services are a type of value-added telecommunications services. The Regulations on Telecommunications require operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from the Ministry of Industry and Information Technology or its provincial branches prior to the commencement of such services. Currently, Guangzhou Huya, the variable interest entity in mainland China, holds an ICP License, a sub-category of the value-added telecommunications business operation license, covering provisions of internet and mobile network information services, issued by the Guangdong branch of the Ministry of Industry and Information Technology on May 27, 2017.

Regulations on Corporate Governance

On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the PRC Company Law, which came into effect on July 1, 2024. The PRC Company Law superseded the previous existing PRC Company Law amended in October 2018 and introduce significant changes to various key aspects of corporate formation, operations, and governance, including modifications to the statutory timeframe for the payment of registered capital and alterations in the composition of the board of directors and the board of supervisors, among other areas.

Regarding the payment period for registered capital, under the PRC Company Law, all shareholders of a PRC limited liability company are required to fully pay the subscribed registered capital within five years from the company’s establishment date, unless otherwise stipulated by specific laws and regulations. For companies established prior to the effective date of the PRC Company Law, any specified capital contribution timeframe exceeding the requirements must be amended in their articles of association. Moreover, for companies whose capital contribution period or registered capital amount is deemed significantly irregular, the competent governmental authority may require such companies to make adjustments accordingly in a timely manner. The PRC Company Law provides that the detailed implementation measures for the aforementioned provisions will be formulated by the State Council.

On July 1, 2024, the State Council issued the Provisions of the State Council on Implementing the Registered Capital Registration Management System under the PRC Company Law, which further strengthen the registration management of companies’ registered capital. Pursuant to such provisions, there is a three-year transitional period, from July 1, 2024, to June 30, 2027, allowing existing companies to align their capital contribution timelines accordingly.

Regarding corporate governance structures, the PRC Company Law removes the maximum limit on the number of directors for a limited liability company. It mandates the inclusion of an employee representative as a director on the board of directors of such companies, which lack a board of supervisors but employ more than 300 individuals. This representative must be democratically elected through an employee general assembly or other democratic processes. Additionally, pursuant to the PRC Company Law, limited liability companies, joint-stock companies of a smaller scale or with fewer shareholders, and wholly state-owned enterprises are permitted to establish an audit committee in lieu of a board of supervisors. These entities may opt not to establish a board of supervisors or any supervisory positions.

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

On April 8, 2024, MIIT issued Announcement on the Pilot Program for the Expansion of Opening-Up in the Value-Added Telecommunications Services. According to this announcement, in the regions approved for the pilot program, restrictions on foreign equity shares shall be removed for certain businesses including online data processing and transaction processing business, as well as information services for information release platforms and delivery services (excluding internet news information, online publishing, internet audio-visual services, and internet cultural operations). Given the recent enactment of this announcement, there remains uncertainty with respect to the interpretation and practical application.

On September 6, 2024, the National Development and Reform Commission and the Ministry of Finance jointly issued the Special Administrative Measures, or the Negative List, effective on November 1, 2024. Pursuant to the Negative List, if a domestic company engaging in the prohibited business stipulated in the Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operations and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. According to the public responses of officials from the National Development and Reform Commission and the Ministry of Commerce to the reporters’ questions regarding the Negative List, no reduction shareholding percentage of foreign investor is required with respect to those existing enterprises listed overseas, the percentage of foreign shareholding of which have exceeded the stipulated threshold before the promulgation of the Negative List.

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

Internet Information Services

The Administrative Measures on Internet Information Services, issued by the State Council on September 25, 2000 and amended on January 8, 2011 and December 6, 2024, regulate provision of internet information services in mainland China. According to these administrative measures, internet information services refer to provision of information through internet to online subscribers, including commercial and non-commercial services. Pursuant to the these administrative measures, commercial internet information service providers shall obtain ICP Licenses, from local authorities of mainland China before engaging in commercial internet information services in mainland China. In addition, according to the laws, administrative regulations or rules of mainland China, providers of internet information services with respect to news, publishing, education, medical treatment, health, pharmaceuticals or medical apparatus shall obtain consent of the competent authority of mainland China before applying for operating permit or carrying out record-filing procedures. Guangzhou Huya currently holds the ICP License on internet information services issued by the Guangdong branch of the Ministry of Industry and Information Technology on May 27, 2022.

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

On January 10, 2025, the Cyberspace Administration promulgated the Provisions on the Management of Business Activities Related to Multi-channel Information Distribution Services (“MCN”) (Draft for Comment), which provided that, MCN agencies engaging in online content distribution shall complete platform registration, establish content management mechanisms, and comply with legal and ethical standards. According to the draft, MCN agencies shall ensure content authenticity, prevent misinformation, and avoid practices such as traffic fraud and online violence. Platforms shall supervise MCN compliance, establish risk assessment systems, and report violations to authorities.

On March 7, 2025, the Cyberspace Administration, Ministry of Industry and Information Technology, the Ministry of Public Security and National Radio and Television Administration jointly promulgated the Measures for Labeling AI-Generated or Composed Content, which will come into effect as of September 1, 2025. The measures aim to promote the healthy development of AI and regulate the labeling of AI-generated or composed content. According to the measures, both explicit label and implicit label are required for AI-generated or composed content. The explicit label shall be prominently presented in texts, audios, images, videos and virtual scenes, while the implicit label shall record the generated or composed content in the file metadata. The service providers shall ensure the integrity of the label during the dissemination of the content and shall not maliciously delete, tamper with, forge or conceal the labeling of generated or composed content, and the internet application distribution platform shall verify the materials related to the labels for its generated or composed content. In addition, the Cybersecurity Technology—Labeling Method For Content generated by artificial intelligence issued by the State Administration for Market Regulation and the Standardization Administration of the PRC will be simultaneously implemented as of September 1, 2025.

Guideline on Anti-monopoly of Platform Economy Sector

On February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, which became effective on the same day and operates as a compliance guidance under the existing anti-monopoly laws and regulations of mainland China for platform economy operators. This guideline intends to regulate abuse of a dominant position and other anticompetitive practices by online platform operators and the related merchants and service providers on online platforms. Pursuant to this guideline, representative examples of abuse of dominance include unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition. In April 2024, the Anti - monopoly and Anti - unfair Competition Commission Committee of the State Council issued Anti - monopoly Compliance Guideline for Business Operators, which aims to guide and support business operators in establishing and improving anti - monopoly compliance management systems and to enhance their ability to prevent and handle anti - monopoly compliance risks.

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

As of the date of this annual report, we have not obtained an internet publishing license. As of the date of this annual report, online games developed or operated by us have been published through third-party partners who have internet publishing licenses. Currently, we allow broadcasters and users to upload their recorded or edited video clips on our platform. We also selectively record and edit live streaming gameplay of certain popular broadcasters and turn them into video clip highlights, which may be considered as the “internet publications.” Thus, we may be required to obtain an internet publishing license by the authorities.

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

Regulations Related to Commercial Performances

The Administrative Regulations on Commercial Performances (2020 Revision), which was promulgated by the State Council and became effective on July 7, 2005, was amended on July 22, 2008, July 18, 2013, February 6, 2016 and November 29, 2020, respectively. According to the administrative regulations, to legally engage in commercial performances, a culture and arts performance group shall have full-time performers and equipment in line with its performing business, and file an application with the culture administrative department of the people’s government at the county level for approval. To legally engage in commercial performances, a performance brokerage agency shall have three or more full-time performance brokers and funds for the relevant business and file an application with the culture administrative department of the people’s government of a province, autonomous region or municipality directly under central government of China. The culture administrative department shall decide within 20 days from the receipt of the application as to whether to approve the application, and upon approval, it will issue a performance permit. Anyone or any entity engaging in commercial performance activities without approval may be imposed a penalty, in addition to being ordered to cease its actions. Such penalty may include confiscation of his or its performance equipment and illegal proceeds, and a fine of 8 to 10 times of the illegal proceeds. Where there are no illegal proceeds or the illegal proceeds are less than RMB10,000, a fine of RMB50,000 to RMB100,000 will be imposed.

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

On May 21, 2008, the government of mainland China issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which further sets out detailed provisions concerning the application and approval process regarding the Audio-Visual License. The notice also stipulates that internet audio-visual program services providers engaging in such services prior to the promulgation of the Administrative Provisions on Internet Audio-Visual Program Service are able to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Administrative Provisions on Internet Audio-Visual Program Service. Furthermore, on March 30, 2009, the government of mainland China promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and bans certain types of internet audiovisual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

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

To further clarify some key internet copyright issues, on December 29, 2020, the PRC Supreme People’s Court promulgated the Regulation on Several Issues Concerning Applicable Laws on Trial of Civil Disputes over the Infringement of Information Network Transmission Right. The regulation became effective on January 1, 2021 and mandates that, where an internet information service provider cooperates with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, this behavior constitutes a joint infringement of third parties’ information network transmission right, and the court in mainland China shall order the internet information service provider to assume joint liability for such infringement.

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

On September 24, 2024, the State Council promulgated the Regulations on the Management of Cyber Data Security, or the Data Security Regulations, which is applicable to network data processing activities and the security supervision and administration thereof conducted within the territory of the PRC and took effect on January 1, 2025. The Data Security Regulations stipulate that data processors engaging in data processing activities that affect or may affect national security shall be subject to cybersecurity review in accordance with relevant laws and regulations. Furthermore, the Data Security Regulations include, but are not limited to, the following provisions: (i) the Data Security Regulations provide specific guidelines to clarify the Personal Information Protection Law regarding notification, consent, and individuals’ rights; (ii) the Data Security Regulations outline the requirements for establishing an important data catalog and stipulate the responsibilities of network data processors to identify and report important data; (iii) the Data Security Regulations optimize regulations for cross-border data security management, specifying conditions under which network data processors may provide personal information abroad. The regulations clarify that data not identified or publicly disclosed as important data by relevant regions or departments need not undergo cross-border security assessments for important data; (iv) the Data Security Regulations set forth network data security protection requirements for network platform service providers, third-party product and service providers, and other relevant entities.

On February 12, 2025, the Cyberspace Administration of China issued the Administrative Measures for Personal Information Protection Compliance Audit, which will take effect on May 1, 2025. According to these administrative measures, any personal information processor who processes personal information of more than 10 million individuals shall carry out the personal information protection compliance audit at least once each two years. Any personal information processor who processes personal information of more than 1 million individuals shall designate a specific officer to be responsible for the compliance audit of its personal information protection. Any personal information processor providing important internet platform services, with a large number of users and with the complicated business types shall establish an independent institution mainly composed of external personnel to supervise the personal information protection compliance audit. After completion of compliance audit, the personal information processors shall submit the compliance audit report issued by the agency to the protection authorities.

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

Pursuant to the Circular on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37 issued by the State Administration of Foreign Exchange and becoming effective on July 4, 2014 and its appendixes, mainland China residents, including mainland China institutions and individuals, must register with local branches of the State Administration of Foreign Exchange in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such mainland China residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred as a “special purpose vehicle.” This Circular further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, including but not limited to increase or decrease of capital contributed by mainland China individuals, share transfer or exchange, merger, division or other material event.

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

Regulations on Tax

Enterprise income tax in mainland China

The enterprise income tax in mainland China is calculated based on the taxable income determined under the applicable Enterprise Income Tax Law of China and its implementation rules. On March 16, 2007, the National People’s Congress enacted the New Enterprise Income Tax Law, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council promulgated the implementation rules to the New Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2019 and November 6, 2024.

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

Value added tax

Our live streaming services, advertising activities, and for any other parts of our business are subject to a value-added tax in mainland China in accordance with in accordance with the Provisional Regulations on Value-added Tax and its implementation rules. The Provisional Regulations on VAT were issued by the State Council in December 1993 and last amended on November 19, 2017. The regulations applicable to the prevailing VAT are the Notice of the Ministry of Finance and the State Taxation Administration on Adjusting Value added Tax Rates, which was issued on April 4, 2018 and became effective on May 1, 2018, and the Notice of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on Relevant Policies for Deepening Value Added Tax Reform, which was issued on March 20, 2019 and became effective on April 1, 2019. The primary rate of VAT applicable to our PRC subsidiaries and the variable interest entity is 6% for the years ended December 31, 2022, 2023 and 2024.

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

D.Property, Plants and Equipment

Our corporate headquarters are located in Guangzhou, China. As of March 31, 2025, we have leased office space with an aggregate area of over 29,357 square meters, of which 17,767 square meters are in our Guangzhou headquarters and the remainder in Foshan, Beijing and other cities within and outside mainland China. Our physical servers are primarily hosted at internet data centers owned by major domestic internet data center providers. In November 2020, we entered into an agreement to obtain the usage right to a piece of land with an area of approximately 29,258 square meters in Foshan City, Guangdong Province, China, through a public auction. Our winning bid price was RMB310.2 million. We are currently developing office space on the land to accommodate future work force expansion and reduce long term operating costs and expenses. We believe that our existing facilities are generally adequate in meeting our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

Our average mobile MAUs in 2024 was 83.2 million, compared to 84.1 million in 2023, as we reduced marketing spending on user acquisition. Our average quarterly paying users was 4.5 million in 2024, compared to 4.6 million in 2023, primarily due to the soft macroeconomic and industry environment, which adversely affected our users’ willingness to pay.

Our business and results of operations are affected by general factors that, among other things, influence the live streaming industry and the game industry in mainland China, including overall macroeconomic growth and users paying sentiment, growth and competitive landscape of the live streaming market and the game market, and governmental policies and initiatives affecting the live streaming industry and the game industry. Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect our results of operations. While our business and results of operations are influenced by the general factors summarized above, we believe that our results of operations are more directly affected by company-specific factors, which include:

●	our ability to attract and grow our user base, as well as to maintain and enhance user engagement;
●	our ability to attract and retain talented and popular broadcasters;
●	our ability to establish and maintain relationships with advertisers and business partners for game-related services;
●	our ability to enhance our monetization; and
●	our ability to manage our cost and expense.

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive income (loss) for the years indicated, both in absolute amounts and as percentages of our total net revenues:

	For the year ended December 31,
	2022*		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Live streaming	8,195,907	88.5	6,450,782	92.2	4,745,195	650,089	78.1
Game related services, advertising and others	1,068,444	11.5	543,546	7.8	1,333,920	182,746	21.9
Total net revenues	9,264,351	100.0	6,994,328	100.0	6,079,115	832,835	100.0
Cost of revenues(1)	(8,610,726)	(92.9)	(6,179,125)	(88.3)	(5,269,661)	(721,941)	(86.7)
Gross profit	653,625	7.1	815,203	11.7	809,454	110,894	13.3
Operating expenses
Research and development expenses(1)	(684,446)	(7.4)	(578,610)	(8.3)	(512,637)	(70,231)	(8.4)
Sales and marketing expenses(1)	(530,482)	(5.7)	(440,605)	(6.3)	(274,049)	(37,545)	(4.5)
General and administrative expenses(1)	(341,243)	(3.7)	(320,838)	(4.6)	(254,840)	(34,913)	(4.2)
Total operating expenses	(1,556,171)	(16.8)	(1,340,053)	(19.2)	(1,041,526)	(142,689)	(17.1)
Other income, net	166,307	1.8	81,258	1.2	42,496	5,822	0.7
Operating loss	(736,239)	(7.9)	(443,592)	(6.3)	(189,576)	(25,973)	(3.1)
Impairment loss of investments	(55,201)	(0.6)	(225,800)	(3.2)	(232,466)	(31,848)	(3.8)
Interest income	298,205	3.2	479,681	6.9	391,389	53,620	6.4
Gain on fair value change of investment	7,602	0.1	—	—	—	—	—
Goodwill impairment	(34,640)	(0.4)	—	—	—	—	—
Foreign currency exchange losses, net	(2,516)	(0.0)	(1,593)	(0.0)	(3,802)	(521)	(0.1)
Loss before income tax expenses	(522,789)	(5.6)	(191,304)	(2.7)	(34,455)	(4,722)	(0.6)
Income tax expenses	(24,364)	(0.3)	(13,215)	(0.2)	(13,500)	(1,849)	(0.2)
Loss before share of loss in equity method investments, net of income taxes	(547,153)	(5.9)	(204,519)	(2.9)	(47,955)	(6,571)	(0.8)
Share of loss in equity method investments, net of income taxes	(520)	(0.0)	—	—	—	—	—
Net loss	(547,673)	(5.9)	(204,519)	(2.9)	(47,955)	(6,571)	(0.8)

Notes:

*

Our consolidated financial information for the year ended December 31, 2022 has been retrospectively adjusted due to the business combination under common control as discussed in Note 2(d) to our audited consolidated financial statements included elsewhere in this annual report.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	31,955	16,137	15,566	2,133
Research and development expenses	67,242	40,679	27,269	3,736
Sales and marketing expenses	4,477	2,842	1,147	157
General and administrative expenses	52,804	18,607	20,538	2,814

Net revenues

Total net revenues decreased by 24.5% from RMB9,264.4 million in 2022 to RMB6,994.3 million in 2023, and further decreased by 13.1% to RMB6,079.1 million (US$832.8 million) in 2024.

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

Live streaming revenues decreased by 26.4% from RMB6,450.8 million in 2023 to RMB4,745.2 million (US$650.1 million) in 2024, primarily attributable to the continued impact of the macroeconomic and industry environment and our proactive business adjustments in support of its strategic transformation and prudent operations.

Live streaming revenues decreased by 21.3% from RMB8,195.9 million in 2022 to RMB6,450.8 million in 2023, primarily attributable to the continued soft macroeconomic and industry environment, which adversely affected users’ willingness to pay for live streaming services, and our proactive adjustments in support of our strategic transformation and prudent operations.

Game-related services, advertising and other revenues (formerly known as advertising and other revenues). We generate a portion of revenues from game-related services and sales of in-game items from certain mobile games that we developed and operated jointly with third-party distribution platforms. We also generate advertising revenues primarily from sales of various forms of advertising and promotion campaigns, including (i) display advertisements in various areas of our platform, (ii) native advertisements in cooperation with broadcasters, and (iii) game events advertising and campaigns. Advertisements on our platform are generally charged on the basis of duration or per specified action. We enter into advertising contracts directly with advertisers or advertising agencies. In addition, we generated a portion of revenues from sub-licensing the licensed e-sports content in 2022, mainly contributed by our sub-licensing rights for matches of League of Legends. Our sub-licensing revenues declined significantly in 2023 and 2024, because we no longer have sub-licensing rights for those matches of League of Legends from 2023 to 2025, pursuant to the Supplemental Licensing Agreement for Broadcasting League of Legends Matches we entered into in January 2023.

Game-related services, advertising and other revenues increased by 145.4% from RMB543.5 million in 2023 to RMB1,333.9 million (US$182.7 million) in 2024, primarily due to increased revenues from game distribution and advertising services and in-game item sales, which were mainly attributable to our deepened cooperation with Tencent and other game companies.

Game-related services, advertising and other revenues decreased by 49.1% from RMB1,068.4 million in 2022 to RMB543.5 million in 2023, primarily due to a significant decrease in content sub-licensing revenues.

Cost of revenues

The following table sets forth the principal components of our cost of revenues by absolute amount and as a percentage of our total cost of revenues for the years presented.

	For the year ended December 31,
	2022*		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Revenue sharing fees and content costs	7,535,690	87.5	5,378,413	87.0	4,625,077	633,633	87.8
Bandwidth and server custody fees	537,921	6.2	360,660	5.8	237,441	32,529	4.5
Salaries and welfare	288,141	3.3	241,243	3.9	233,669	32,013	4.4
Payment handling costs	100,367	1.2	64,665	1.0	42,303	5,795	0.8
Share-based compensation	31,955	0.4	16,137	0.3	15,566	2,133	0.3
Others	116,652	1.4	118,007	2.0	115,605	15,838	2.2
Total cost of revenues	8,610,726	100.0	6,179,125	100.0	5,269,661	721,941	100.0

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

Revenue sharing fees and content costs decreased by 14.0% from RMB5,378.4 million in 2023 to RMB4,625.1 million (US$633.6 million) in 2024, primarily due to decreased live streaming revenue sharing fees associated with the decline in live streaming revenues as well as lower costs related to licensed e-sports content, partially offset by increased game-related services, advertising and other revenue sharing fees. Revenue sharing fees and content costs as a percentage of our total net revenues decreased from 76.9% in 2023 to 76.1% in 2024.

Revenue sharing fees and content costs decreased by 28.6% from RMB7,535.7 million in 2022 to RMB5,378.4 million in 2023, primarily due to the decrease in revenue sharing fees associated with the decreased live streaming revenues and lower costs related to e-sports content and content creators. Revenue sharing fees and content costs as a percentage of our total net revenues decreased from 81.3% in 2022 to 76.9% in 2023.

Bandwidth and server custody fees. Bandwidth and server custody fees consist of fees and charges relating to bandwidth usage and server custody in our operations. Bandwidth and server custody fees decreased by 34.2% from RMB360.7 million in 2023 to RMB237.4 million (US$32.5 million) in 2024, primarily due to continued technology and management enhancement efforts, as well as favorable pricing terms. Bandwidth and server custody fees decreased by 33.0% from RMB537.9 million in 2022 to RMB360.7 million in 2023, primarily due to improved bandwidth cost management, favorable pricing terms and continued technology enhancement efforts.

Others. Salaries and welfare consist of salaries, bonuses and other benefits for our employees involved in the operations of our platform. Payment handling costs consist primarily of channel fees charged by payment channels such as WeChat Pay and Alipay. Other costs consist primarily of share-based compensation, as well as depreciation and amortization expense.

Salaries and welfare decreased by 3.1% from RMB241.2 million in 2023 to RMB233.7 million (US$32.0 million) in 2024, primarily attributable to a decrease in headcount. Payment handling costs decreased by 34.6% from RMB64.7 million in 2023 to RMB42.3 million (US$5.8 million) in 2024, primarily attributable to a decrease in sales of virtual items on our platform. Share-based compensation decreased by 3.5% from RMB16.1 million in 2023 to RMB15.6 million (US$2.1 million) in 2024, primarily due to the decreased awards granted in 2024. Other costs decreased by 2.0% from RMB118.0 million in 2023 to RMB115.6 million (US$15.8 million) in 2024.

Salaries and welfare decreased by 16.3% from RMB288.1 million in 2022 to RMB241.2 million in 2023, primarily attributable to a decrease in headcount. Payment handling costs decreased by 35.6% from RMB100.4 million in 2022 to RMB64.7 million in 2023, primarily attributable to a decrease in sales of virtual items on our platform. Share-based compensation decreased by 49.5% from RMB32.0 million in 2022 to RMB16.1 million in 2023, primarily due to the decreased awards granted in 2023. Other costs increased by 1.2% from RMB116.7 million in 2022 to RMB118.0 million in 2023.

Gross profit and gross margin

Our gross profit decreased by 0.7% from RMB815.2 million in 2023 to RMB809.5 million (US$110.9 million) in 2024, primarily attributable to the decrease in live streaming revenues outpaced the decrease in bandwidth and server custody fees as well as revenue sharing fees and content costs. Our gross margin increased from 11.7% in 2023 to 13.3% in 2024.

Our gross profit increased by 24.7% from RMB653.6 million in 2022 to RMB815.2 million in 2023, primarily attributable to decreased cost of revenues driven by lower revenue sharing fees and content costs. Our gross margin increased from 7.1% in 2022 to 11.7% in 2023.

Operating expenses

Operating expenses decreased 13.9% from RMB1,556.2 million in 2022 to RMB1,340.1 million in 2023, and further decreased by 22.3% to RMB1,041.5 million (US$142.7 million) in 2024.

Research and development expenses. Research and development expenses consist primarily of salaries, welfare and share-based compensation for research and development personnel.

Research and development expenses decreased by 11.4% from RMB578.6 million in 2023 to RMB512.6 million (US$70.2 million) in 2024, primarily attributable to decreased personnel-related expenses and share-based compensation expenses.

Research and development expenses decreased by 15.5% from RMB684.4 million in 2022 to RMB578.6 million in 2023, primarily attributable to a decrease in personnel-related expenses and share-based compensation expenses.

Sales and marketing expenses. Sales and marketing expenses consist primarily of advertising and market promotion expenses, salaries and welfare as well as shared-based compensation for sales and marketing personnel.

Sales and marketing expenses decreased by 37.8% from RMB440.6 million in 2023 to RMB274.0 million (US$37.5 million) in 2024, primarily attributable to primarily due to decreased marketing and promotion fees, as well as personnel-related expenses.

Sales and marketing expenses decreased by 16.9% from RMB530.5 million in 2022 to RMB440.6 million in 2023, primarily attributable to a decrease in marketing and promotion fees, as well as personnel-related expenses.

General and administrative expenses. General and administrative expenses consist primarily of salaries and welfare for management and administrative personnel, and share-based compensation expense for management and administrative personnel.

General and administrative expenses decreased by 20.6% from RMB320.8 million in 2023 to RMB254.8 million (US$34.9 million) in 2024, primarily attributable to decreased personnel-related expenses, professional service fees and provisions.

General and administrative expenses decreased by 6.0% from RMB341.2 million in 2022 to RMB320.8 million in 2023, primarily attributable to a decrease in personnel-related expenses and share-based compensation expenses.

Other income

Our other income decreased by 47.7% from RMB81.3 million in 2023 to RMB42.5 million (US$5.8 million) in 2024, primarily attributable to lower government subsidies and realized damages received in the third quarter of 2023 from a favorable outcome in a broadcaster-related lawsuit.

Our other income decreased by 51.1% from RMB166.3 million in 2022 to RMB81.3 million in 2023, primarily attributable to lower indirect tax refunds and government subsidies in 2023.

Operating loss

Our operating loss was RMB189.6 million (US$26.0 million) in 2024, compared with RMB443.6 million in 2023. Our operating margin increased from a negative 6.3% in 2023 to a negative 3.1% in 2024.

Our operating loss was RMB443.6 million in 2023, compared with RMB736.2 million in 2022. Our operating margin increased from a negative 7.9% in 2022 to a negative 6.3% in 2023.

Interest income

Interest income consists of interest earned on bank deposits and short-term wealth management products.

Our interest income decreased from RMB479.7 million in 2023 to RMB391.4 million (US$53.6 million) in 2024, primarily attributable to a lower time deposit balance, which was mainly attributable to the special cash dividends paid in May 2024 and October 2024.

Our interest income increased from RMB298.2 million in 2022 to RMB479.7 million in 2023, primarily attributable to increased interest rates and improved management of deposit products.

Impairment loss of investments

We recorded impairment loss of investments of RMB232.5 million (US$31.8 million) in 2024, RMB225.8 million in 2023, and RMB55.2 million in 2022, primarily due to the recognition of impairment charges on our investments attributable to the weak financial performance of certain investees.

Income tax expenses

Our income tax expenses increased from RMB13.2 million in 2023 to RMB13.5 million (US$1.85 million) in 2024, mainly due to increased profitability of certain operating entities overseas. Our income tax expenses decreased from RMB24.4 million in 2022 to RMB13.2 million in 2023, mainly due to the decreased profitability of certain operating entities in mainland China. For details on such income tax expenses, please see Note 19(b) to our audited consolidated financial statements included elsewhere in this annual report.

Net loss attributable to HUYA Inc.

We had a net loss attributable to HUYA Inc. of RMB48.0 million (US$6.6 million) in 2024, as compared to a net loss attributable to HUYA Inc. of RMB204.5 million in 2023.

We had a net loss attributable to HUYA Inc. of RMB204.5 million in 2023, as compared to a net loss attributable to HUYA Inc. of RMB547.7 million in 2022.

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

Hong Kong

Huya Limited, our subsidiary incorporated in Hong Kong, is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any withholding tax in Hong Kong. In 2022, 2023 and 2024, the first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong was taxed at half of the current tax rate (i.e., 8.25%) while the remaining profits continued to be taxed at the existing 16.5% tax rate.

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

The enterprise income tax applicable to each of our significant subsidiaries in mainland China and the VIE are as follows:

●	Huya Technology obtained the qualification as a High and New Technology Enterprise in 2022 and enjoyed a preferential tax rate of 15% for the years ended December 31, 2022, 2023 and 2024.
●	Guangzhou Huya obtained the qualification as a High and New Technology Enterprise in 2024 and enjoyed a preferential tax rate of 15% for the years ended December 31, 2024, 2025 and 2026 as a qualified High and New Technology Enterprise.

●	Hainan Huya Entertainment Information Technology Co., Ltd., as an enterprise in an encouraged industry registered in the Hainan Free Trade Port and engaging in substantive operations, is entitled to enjoy the preferential tax rate of 15% for five years starting from 2020, pursuant to Cai Shui [2020] No. 31.

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

B.Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and financing activities. In April 2019, we raised US$313.8 million in net proceeds from our public offering after deducting underwriting commissions and the offering expenses payable by us. As of December 31, 2022, 2023 and 2024, we had RMB694.1 million, and RMB512.0 million and RMB1,188.9 million (US$162.9 million), respectively, in cash and cash equivalents; RMB9,018.3 million, RMB6,851.2 million and RMB4,075.0 million (US$558.3 million), respectively, in short-term deposits; and RMB3.1 million, nil and nil, respectively, in short-term investments. Our cash and cash equivalents consist primarily of demand deposits placed with banks. Our short-term deposits consist primarily of time deposits placed with banks with original maturities of more than three months but less than one year. Our short-term investments primarily represent structured deposits with maturities of less than one year.

We declared a special cash dividend on March 19, 2024 of US$0.66 per ordinary share, or US$0.66 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on May 10, 2024, and distributed such dividend in May 2024 in a total amount of approximately US$150 million. In addition, we declared a special cash dividend on August 13, 2024 of US$1.08 per ordinary share, or US$1.08 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on October 9, 2024, and distributed such dividend in October 2024 in a total amount of approximately US$250 million. In March 2025, our board approved the 2025-2027 Dividend Plan for the purpose of enhancing shareholder returns and optimizing our capital structure. The 2025-2027 Dividend Plan consists of the 2025 Cash Dividend and the Expected 2026 and 2027 Dividends. The total amount of the 2025 Cash Dividend is expected to be approximately US$340 million, which will be funded by surplus cash on our balance sheet. The payment date is expected to be on or around June 30, 2025. The Expected 2026 and 2027 Dividends consist of dividends in cash in the aggregate amount expected to be no less than US$30 million in 2026 and no less than US$30 million in 2027. With respect to the Expected 2026 and 2027 Dividends, our board reserves full discretion relating to the determination to make such dividend distributions and the amount, timing, and other specifics of such distributions. The dividends to be paid under the 2025-2027 Dividend Plan to our ADS holders through the depositary bank will be subject to the terms of the deposit agreement.

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

As of December 31, 2024, the majority of our cash, cash equivalents and short-term deposits were held by our wholly owned subsidiaries in offshore accounts. Although we consolidate the results of the variable interest entity and its subsidiaries, we only have access to the assets or earnings of the variable interest entity and its subsidiaries through our contractual arrangements with the variable interest entity and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Guangzhou Huya.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

The following table sets forth a summary of our cash flows data for the years indicated.

	For the year ended December 31,
	2022*	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flows Data
Net cash (used in)/provided by operating activities	(400,363)	(32,081)	94,283	12,917
Net cash (used in)/provided by investing activities	(848,568)	53,206	3,678,535	503,957
Net cash provided by/(used in) financing activities	6,049	(202,294)	(3,104,671)	(425,338)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(1,242,882)	(181,169)	668,147	91,536
Cash and cash equivalents and restricted cash at the beginning of the year	1,846,454	698,141	530,110	72,625
Effect of exchange rate changes on cash and cash equivalents and restricted cash	94,569	13,138	7,685	1,052
Cash and cash equivalents and restricted cash at the end of the year	698,141	530,110	1,205,942	165,213

Note:

*

Our consolidated financial information for the year ended December 31, 2022 has been retrospectively adjusted due to the business combination under common control as discussed in Note 2(d) to our audited consolidated financial statements included elsewhere in this annual report.

Operating Activities

Net cash provided by operating activities was RMB94.3 million (US$12.9 million) in 2024. In 2024, the difference between our net cash provided by operating activities and our net loss attributable to HUYA Inc. of RMB48.0 million (US$6.6 million) was primarily attributable to certain non-cash expenses, including impairment loss of investments of RMB232.5 million (US$31.8 million) and share-based compensation of RMB64.5 million (US$8.8 million), and changes in certain working capital items, including a decrease of RMB158.2 million (US$21.7 million) in advances from customers and deferred revenue, a decrease of RMB124.0 million (US$17.0 million) in accrued liabilities and other current liabilities and an increase of RMB59.0 million (US$8.1 million) in amounts due from related parties.

Net cash used in operating activities was RMB32.1 million in 2023. In 2023, the difference between our net cash used in operating activities and our net loss attributable to HUYA Inc. of RMB204.5 million was primarily attributable to certain non-cash expenses, including impairment loss of investments of RMB225.8 million and share-based compensation of RMB78.3 million, and changes in certain working capital items, including a decrease of RMB183.5 million in accrued liabilities and other current liabilities, an increase of RMB88.9 million in amounts due from related parties and a decrease of RMB60.1 million in advances from customers and deferred revenue.

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

Investing Activities

Net cash provided by investing activities was RMB3,678.5 million (US$504.0 million) in 2024, which was primarily attributable to net maturities of short-term deposits of RMB3,837.4 million (US$525.7 million),and net maturities of long-term deposits of RMB80.0 million (US$11.0 million), partially offset by cash paid for property construction and equipment of RMB186.3 million (US$25.5 million), and cash paid for acquisition of subsidiaries of RMB28.8 million (US$3.9 million).

Net cash provided by investing activities was RMB53.2 million in 2023, which was primarily attributable to net maturities of short-term deposits of RMB2,221.5 million, partially offset by net cash paid for long-term deposits of RMB1,426.7 million, cash paid for acquisition of subsidiaries of RMB546.1 million, cash paid for property construction and equipment of RMB123.2 million, and cash paid for investments of RMB68.3 million.

Net cash used in investing activities was RMB848.6 million in 2022, which was primarily attributable to net cash paid for long-term deposits of RMB1,086.7 million, net cash paid for short-term deposits of RMB169.0 million and cash paid for investments of RMB244.5 million, partially offset by net maturities of short-term investments of RMB815.3 million.

Financing Activities

Net cash used in financing activities was RMB3,104.7 million (US$425.3 million) in 2024, which was primarily attributable to the payment of special cash dividends.

Net cash used in financing activities was RMB202.3 million in 2023, which was attributable to the repurchase of our ordinary shares.

Net cash provided by financing activities was RMB6.0 million in 2022, which was attributable to proceeds from exercise of vested share options.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures, operating lease obligations and other contractual obligations and commitments.

Capital Expenditures

We made capital expenditures of RMB164.8 million, RMB131.3 million and RMB210.5 million (US$28.8 million) in 2022, 2023 and 2024, respectively. In these periods, our capital expenditures were mainly used for payment of office building construction, purchasing of servers and other IT infrastructures, as well as for leasehold improvement. We will continue to make capital expenditures to support the growth of our business.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations by specified categories as of December 31, 2024.

	Payment due by period
		Less than			More than
	Total	1 year	1 – 3 years	4 – 5 years	5 years

	(RMB in thousands)
Operating Lease Obligations(1)	59,015	34,029	24,986	—	—

Note:

(1)	Represents our non-cancellable operating leases and property management fees for offices expiring on different dates.

Rental expenses under operating lease for 2022, 2023 and 2024 were RMB58.3 million, RMB53.9 million and RMB54.6 million (US$7.5 million), respectively.

In 2021, we signed a contract to purchase an exclusive license for broadcasting League of Legends matches from another subsidiary of Tencent for the period from 2021 to 2025 at an aggregate purchase price of RMB2,013 million. In January 2023, the license agreement was amended, pursuant to which we were granted a non-exclusive, instead of exclusive, license for broadcasting League of Legends matches from 2023 to 2025 and that the license fee payable was decreased to a total of RMB450 million for these three years. In September 2024, a second supplemental agreement to the license agreement was entered into, pursuant to which the aggregate license fee payable to the subsidiary of Tencent for the years 2024 through 2025 was further decreased to RMB230 million. The unpaid purchase price was RMB155 million as of December 31, 2024.

As of December 31, 2024, our total capital commitments were RMB284.3 million, consisting of construction in progress.

We intend to fund our existing and future material cash requirements primarily with our existing cash balance and anticipated cash flows from operations. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than the obligations set forth above, we do not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

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

The table below sets forth the respective revenues contribution and assets of HUYA Inc. and our wholly-owned subsidiaries and the variable interest entity and its subsidiaries as of the dates and for the years indicated:

	Net revenues(1)			Total assets(1)
	For the year ended December 31,			As of December 31,
	2022*	2023	2024	2023	2024
HUYA Inc. and its wholly-owned subsidiaries	3.5%	4.4%	5.9%	87.8%	84.1%
Variable interest entity and its subsidiaries	96.5%	95.6%	94.1%	12.2%	15.9%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

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

●	AI and big data analytics. AI is used extensively in various aspects of our operations and is particularly useful for reviewing and screening contents through recognizing and analyzing patterns. The massive volume of data, such as viewing history, user interactions and purchase preference, enable us to further optimize our AI technology and enhance its accuracy. As the quantity and variety of content and user interactions continue to grow, AI capability has become increasingly important for us to control our operating costs and enhance our user experience by avoiding extensive manual review. Our big data analytics capability enables us to build a comprehensive interest profile for each user by assigning interest tags to them. Combined with our AI capability, these interest profiles allow us to personalize user interfaces and recommend content to our users. In addition, we are actively exploring the application of AI-generated content (AIGC) across our content production chain to improve content creation quality and efficiency as well as user engagement. We are also trying to apply AI large models throughout the entire cycle of live streaming content production, distribution, and consumption with the aim to improve broadcasters’ content creation efficiency, foster AI-powered digital IP innovation, and facilitate the design of more distinctive virtual streamers.
●	Live streaming technologies. Our audio and video coding and streaming technologies enable low-latency and low-loss rates in delivering voice and video data on our platform, even with weak internet connection, which provides our users with superior viewing experience. Audio and video technologies have been our main focus since our inception. For instance, we offer stable 8-20M pixels Blu-ray quality and HDR (high-dynamic range) supported live streaming.
●	Servers and other infrastructure. We have deployed hybrid cloud computing technology in our server system. We employ back-end architecture that enables smooth and expedient upgrades of our platform software infrastructure. Our advanced peer-to-peer streaming technologies help us manage bandwidth utilization more efficiently and constantly improving streaming video quality, which further enhanced scalability.

In the years ended December 31, 2022, 2023 and 2024, our research and development expenditures were RMB684.4 million, RMB578.6 million and RMB512.6 million (US$70.2 million), representing 7.4%, 8.3% and 8.4% of our total net revenues for the same year, respectively. Our research and development expenses consist primarily of salaries, welfare and share-based compensation for research and development personnel.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Nature of estimate: We must make estimates and apply judgment in determining the performance obligations and the estimated stand alone selling prices for each identified performance obligation.

Assumptions: The standalone selling price for each distinct performance obligation is estimated based on pricing strategies, market factors, individual user’s times of renewal based on historical data of users’ spending pattern and average times of renewal. The estimate of pricing strategies and individual user’s times of renewal are important to our assumptions in these factors. When one of our estimates of individual user’s times of renewal based on historical data of users’ spending pattern and average times of renewal decreased/increased by 5% while holding all other estimates constant, there would be no material impact to our consolidated results of operations.

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

Nature of estimate: Goodwill is subject to periodic assessments of impairment. We test goodwill for impairment in the fourth quarter of each year, or when an event occurs or circumstances change that indicate the asset may be impaired. We assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If a qualitative assessment identifies a possible impairment then a quantitative goodwill impairment test is performed. If the carrying value of the reporting unit is above fair value, an impairment charge is recorded for the amount by which the carrying amount exceeds the reporting unit’s fair value up to a maximum amount of the goodwill balance for the reporting unit.

Assumptions and approach: Application of a goodwill impairment test requires significant management judgment, primarily on determining the fair value of the reporting unit. The judgment in estimating the fair value of the reporting units was based on the income approach. Under the income approach, the fair value of the acquiree is derived from the present value of long-term cash flows that the reporting unit is expected to generate. The estimated cash flow projections were based on management’s estimates which include significant judgments and assumptions relating to revenue growth rates, the terminal growth rate, and the discount rate. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit.

As of December 31, 2024, we have performed a goodwill impairment analysis on the reporting unit relating to the recently acquired global mobile application service provider (the only reporting unit with a goodwill balance). When determining the fair value of this reporting unit, we used the income approach. The long-term cash flows are dependent on certain key assumptions including revenue growth rates, terminal growth rate and the discount rate. These factors, particularly the revenue growth rate, are subject to high degree of judgment and complexity. The carrying amount of goodwill allocated to the reporting unit was RMB464 million. Based on the quantitative assessment results, the fair value of this reporting unit exceeded its carrying amount by 10% as of December 31, 2024. If the revenue growth rate and terminal growth rate decreased by 2% or the discount rate increased by 2% while holding all other assumptions constant, there would be no significant impact to our consolidated results of operations.

Because of the lack of operating history and expected rapid growth of the acquiree, we supplemented our income approach method with the use of a market-based method which considers EBITDA multiples based on market data of comparable companies engaged in similar operations and economic characteristics. Based on the results using both approaches, the fair value of the acquiree was determined to exceed its carrying value as of December 31, 2024.

Therefore, we concluded that there was no impairment of goodwill as of December 31, 2024.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “Principal accounting policies—(cc) Recently issued accounting pronouncements” of our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Songtao Lin	46	Chairman of Board of Directors
Junhong Huang	44	Director, Acting Co-Chief Executive Officer and Senior Vice President
Qinghua Xie	47	Director
Hai Tao Pu	54	Director
Guang Xu	41	Director
Lei Zheng	48	Director
Hongqiang Zhao	48	Independent Director
Tsang Wah Kwong	72	Independent Director
Raymond Peng Lei	53	Acting Co-Chief Executive Officer and Chief Financial Officer

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

Mr. Qinghua Xie has been serving as our director since April 2023. Mr. Xie joined Tencent in December 2003, and currently serves as the corporate vice president and deputy CFO of Tencent. Mr. Xie has served as a non-executive director of Yixin Group Limited (SEHK: 2858) since April 2022, a non-executive director of Tongcheng Travel Holdings Limited (SEHK: 0780) since April 2023 and a non-executive director of China Literature Limited (SEHK: 0772) since May 2023. Mr. Xie obtained a bachelor’s degree in economics from Sun Yat-Sen University in 2001.

Mr. Hai Tao Pu has been serving as our director since April 2020. Mr. Pu currently serves as the joint general counsel of Tencent. Mr. Pu has served as a non-executive director and the chairman of the board of directors of China Literature Limited (SEHK: 0772) since October 2024. He served as a member of the Listing Committee of the Hong Kong Stock Exchange from 2018 to 2023 and a listing committee member of Shenzhen Stock Exchange ChiNext from 2020 to 2023. Prior to joining Tencent in 2010, Mr. Pu practiced corporate and M&A, capital markets and commercial law at Slaughter and May and Mallesons Stephen Jaques. Mr. Pu received his Juris Doctor from the Melbourne University Law School in Australia.

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

Mr. Raymond Peng Lei has been serving as our acting co-chief executive officer and chief financial officer since September 2024. Prior to joining us, Mr. Lei served as the finance director of Tencent Financial Technology (FiT). He first joined Tencent in 2004 and served in various finance roles during his tenure at Tencent of more than 18 years. Previously, Mr. Lei worked at PricewaterhouseCoopers for over 10 years, engaging in auditing and consulting services. Mr. Lei received his bachelor’s degree in economics from Shenzhen University in 1994 and is a member of the Chinese Institute of Certified Public Accountants.

B.Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, the compensation we paid to our executive officers and directors in cash amounted to an aggregate of RMB10.9 million (US$1.5 million). We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Share Incentive Plans

Amended and Restated 2017 Plan

In July 2017, our board of directors approved the 2017 Share Incentive Plan, as amended and restated in March 2018, to provide incentives to our employees, directors and consultants and promote the success of our business. The maximum number of Class A ordinary shares that may be issued under the Amended and Restated 2017 Plan is 28,394,117. As of March 31, 2025, options to purchase 81,500 Class A ordinary shares are outstanding, and 3,830,074 restricted share units are outstanding under the Amended and Restated 2017 Plan.

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

The following table summarizes, as of March 31, 2025, the outstanding options granted under the Amended and Restated 2017 Plan to grantees. As of March 31, 2025, there are no outstanding options granted to our current directors or executive officers under the Amended and Restated 2017 Plan.

Class A Ordinary
	Shares Underlying	Exercise Price		Date of
Name	Options Awarded	(US$/Share)	Date of Grant	Expiration
Grantees as a group	*	US$2.55	August 9, 2017, March 15, 2018 and July 1, 2018	August 8, 2027, March 14, 2028 and June 30, 2028

Note:

*	Less than 1% of our total outstanding shares.

The following table summarizes, as of March 31, 2025, the outstanding restricted share units granted under the Amended and Restated 2017 Plan to our directors, executive officers and other grantees.

Class A Ordinary Shares
	Underlying Restricted		Date of
Name	Share Units Awarded	Date of Grant	Expiration
Songtao Lin	*	October 8, 2024	October 7, 2034
Junhong Huang	*	October 8, 2024	October 7, 2034
Other individuals as a group	3,440,419	March 31, 2018 to December 15, 2024	March 30, 2028 to December 14, 2034

Note:

*	Less than 1% of our total outstanding shares.

Amended and Restated 2021 Plan

In June 2021, our board of directors approved the 2021 Share Incentive Plan, which was amended and restated in September 2022, to provide incentives to our employees, directors and consultants for outstanding performance to generate superior returns to our shareholders. The maximum number of Class A ordinary shares that may be issued under the Amended and Restated 2021 Plan is 8,018,111. As of March 31, 2025, 5,243,235 restricted share units are outstanding under the Amended and Restated 2021 Plan.

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

The following table summarizes, as of March 31, 2025, the outstanding restricted share units granted under the Amended and Restated 2021 Plan to our directors, executive officers and other grantees.

	Class A Ordinary Shares
	Underlying Restricted
Name	Share Units Awarded	Date of Grant	Date of Expiration
Junhong Huang	*	March 4, 2024	March 3, 2034
Other individuals as a group	5,149,425	June 22, 2021 to March 15, 2025	June 21, 2031 to March 14, 2035

Note:

*Less than 1% of our total outstanding shares.

2024 Plan

In December 2024, our board of directors approved and authorized the 2024 Share Incentive Plan, or the 2024 plan, to provide incentives to our directors, employees and consultants, promote the success of our business and enhance the value of our company. The maximum number of Class A ordinary shares that may be issued under the 2024 Plan is 15,846,000. As of March 31, 2025, 1,449,407 restricted share units are outstanding under the 2024 Plan.

The following paragraphs describe the principal terms of the 2024 Plan.

Types of Awards. The 2024 Plan permits the awards of options or restricted share units.

Plan Administration. The 2024 Plan is administered by our board of directors or by a committee of one or more members of our board to whom our board shall delegate the authority to grant or amend awards to any eligible persons other than any of members of the committee serving as the plan administrator. The plan administrator has the power and authority to determine the persons who are eligible to receive awards, as well as other terms and conditions of awards. Any grant or amendment of awards to any committee member serving as the plan administrator shall then require an affirmative vote of a majority of the board members who are not on the committee serving as the plan administrator.

Award Agreement. Any award granted under the 2024 Plan is evidenced by award agreements that set forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. We may grant awards to employees, consultants of our company or any of our subsidiaries, and all members of our board, as determined by the plan administrator.

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

Term of options. The plan administrator determines the term of each option and provides it in the relevant award agreement, but no option shall be exercisable more than ten years after the grant date.

Transfer Restrictions. Except under the laws of descent and distribution or otherwise permitted by the plan administrator, the participant will not be permitted to sell, transfer, pledge, assign or charge any awards. In principle, all awards shall be exercisable only by the participants. However, a participant may also transfer one or more awards to family members or a trust controlled by him or her for estate and/or tax planning purposes subject to prior approval of the plan administrator.

Termination and amendment of the 2024 Plan. Our board of directors may terminate, amend or modify the 2024 Plan, provided, however, that shareholder approval is required for any amendment to the 2024 Plan. No termination, amendment, or modification of the 2024 Plan shall adversely affect in any material way any award previously granted without such participant’s prior written consent.

The shares reserved and to be issued under our 2024 Plan have been registered on the Registration Statements on Form S-8 on March 14, 2025.

As of March 31, 2025, no outstanding options were granted under the 2024 Plan to our directors, executive officers and other grantees.

The following table summarizes, as of March 31, 2025, the outstanding restricted share units granted under the 2024 Plan to our directors, executive officers and other grantees.

Class A Ordinary Shares
	Underlying Restricted		Date of
Name	Share Units Awarded	Date of Grant	Expiration
Songtao Lin	*	March 15, 2025	March 14, 2035
Junhong Huang	*	March 15, 2025	March 14, 2035
Other individuals as a group	1,332,346	March 15, 2025	March 14, 2035

Note:

*	Less than 1% of our total outstanding shares.

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

D.Employees

We had 1,521, 1,345 and 1,251 employees as of December 31, 2022, December 31, 2023 and December 31, 2024, respectively. As of December 31, 2024, 74.7%, 9.0% and 16.3% of our employees were located in Guangzhou, Foshan and other cities, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024.

	As of December 31, 2024
	Number	%
Customer services and operations	401	32.1
Research and development	642	51.3
Sales and marketing	48	3.8
General and administrative	160	12.8
Total	1,251	100.0

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A and Class B ordinary shares as of March 31, 2025:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 223,509,709 ordinary shares outstanding as of March 31, 2025, comprising of 73,123,192 Class A ordinary shares (excluding 10,267,049 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan and 992,521 treasury share in the form of ADSs) and 150,386,517 Class B ordinary shares.

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

Ordinary Shares Beneficially Owned
			Total	% of total
			ordinary	ordinary	% of
	Class A	Class B	shares on an	shares on an	aggregate
	ordinary	ordinary	as-converted	as converted	voting
	Shares†	Shares††	basis	basis	power†††
Directors and Executive Officers:**
Songtao Lin	—	—	—	—	—
Junhong Huang	*	—	*	*	*
Qinghua Xie	—	—	—	—	—
Hai Tao Pu	—	—	—	—	—
Guang Xu	—	—	—	—	—
Lei Zheng	—	—	—	—	—
Hongqiang Zhao	—	—	—	—	—
Tsang Wah Kwong	—	—	—	—	—
Raymond Peng Lei	—	—	—	—	—
All directors and executive officers as a group	*	—	*	*	*
Principal Shareholders:
Tencent Holdings Limited (1)	—	150,386,517	150,386,517	67.3	95.4

Notes:

*	Less than 1% of total outstanding ordinary shares.
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

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2025, by the sum of the total number of Class A ordinary shares outstanding as of March 31, 2025 and the number of Class A ordinary shares underlying the options held by such person or group that are exercisable within 60 days of March 31, 2025.

††

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group, including Class B ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2025, by the sum of the total number of Class B ordinary shares outstanding as of March 31, 2025 and the number of Class B ordinary shares underlying the options held by such person or group that are exercisable within 60 days of March 31, 2025.

†††

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, including Class A and Class B ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2025, with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)

Represents 150,386,517 Class B ordinary shares directly held by Linen Investment Limited, based on our register of members. Tencent Holdings Limited is a Cayman Islands company. Linen Investment Limited is a British Virgin Islands company and a direct wholly owned subsidiary of Tencent Holdings Limited. The principal business address of each of Tencent Holdings Limited and Linen Investment Limited is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

To our knowledge, as of March 31, 2025, we had one record holder of our shares in the United States, namely Deutsche Bank Trust Company Americas, the depositary of our ADS program. Deutsche Bank Trust Company Americas held a total of 84,382,762 Class A ordinary shares of record as of March 31, 2025, including Class A ordinary shares issued for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan and treasury ADSs. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Agreements and Transactions with Tencent

Upon the completion of the issuance of Series B-2 Preferred Shares on March 8, 2018, Tencent became a related party of ours as our major shareholder.

The table below provides a summary of our transactions with Tencent for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31,
	2022*	2023*	2024
	RMB	RMB	RMB	US$

	(in thousands)
Acquisition under common control*	—	574,826	—	—
Content costs charged by Tencent	539,451	249,536	217,527	29,801
Operation support services provided by Tencent	225,808	142,372	104,318	14,292
Game-related services, advertising and other revenuesfrom Tencent	22,073	118,844	651,495	89,254
Others	12,867	6,422	6,422	880

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

Agreements and Transactions with Entities over which Tencent and/or Huya Have Significant Influence

On April 3, 2020, Tencent’s related parties became our related parties as a result of Tencent gaining majority voting power in us and consolidating our financial statements. The table below provides a summary of our transactions with entities over which Tencent and/or Huya have significant influence in the years ended December 31, 2022, 2023 and 2024.

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Content cost and revenue sharing fees charged by Tencent and Huya’s related parties	100,627	61,272	38,069	5,215
Advertising, sub-licensing and other revenues from Tencent and Huya’s related parties	13,072	23,902	17,575	2,408
Others	18,213	29,178	1,810	248

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

We declared a special cash dividend on March 19, 2024 of US$0.66 per ordinary share, or US$0.66 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on May 10, 2024, and distributed such dividend in May 2024 in a total amount of approximately US$150 million. In addition, we declared a special cash dividend on August 13, 2024 of US$1.08 per ordinary share, or US$1.08 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on October 9, 2024, and distributed such dividend in October 2024 in a total amount of approximately US$250 million. In March 2025, our board approved the 2025-2027 Dividend Plan for the purpose of enhancing shareholder returns and optimizing our capital structure. The 2025-2027 Dividend Plan consists of the 2025 Cash Dividend and the Expected 2026 and 2027 Dividends. The total amount of the 2025 Cash Dividend is expected to be approximately US$340 million, which will be funded by surplus cash on our balance sheet. The payment date is expected to be on or around June 30, 2025. The Expected 2026 and 2027 Dividends consist of dividends in cash in the aggregate amount expected to be no less than US$30 million in 2026 and no less than US$30 million in 2027. With respect to the Expected 2026 and 2027 Dividends, our board reserves full discretion relating to the determination to make such dividend distributions and the amount, timing, and other specifics of such distributions. The dividends to be paid under the 2025-2027 Dividend Plan to our ADS holders through the depositary bank will be subject to the terms of the deposit agreement.

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

Cayman Islands Taxation

Maples and Calder (Hong Kong) LLP, our legal counsel as to Cayman Islands law, has advised us that the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties, which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. holder, as defined below, that holds our ADSs or Class A ordinary shares as “capital assets,” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended or the Code. This summary is based on the Code, U.S. Treasury regulations promulgated thereunder, or the Regulations, judicial decisions, administrative pronouncements, the income tax treaty between the United States and mainland China, or the Treaty, and other relevant authorities, all as in effect as of the date hereof and all of which are subject to differing interpretations and change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service will not take, or that a court will not sustain a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and any minimum tax considerations, the Medicare tax on net investment income, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Each U.S. holder should consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of the ownership or disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;
●	an estate the income of which is subject to United States federal income taxation regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code, or applicable Regulations.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and partners in such partnerships should consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ADSs or Class A ordinary shares.

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

Based upon the nature and composition of our assets (in particular, the retention of a substantial amount of cash, deposits and investments), and the market price of our ADSs, we believe that we were likely a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares, and unless the U.S. holder makes a mark-to-market election as described below, the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

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

If a U.S. holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual Internal Revenue Service Form 8621. Each U.S. holder should consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Dividends

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2024 and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. holder, the following rules will generally apply. Any cash distributions (including the amount of any tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a dividend for U.S. federal income tax purposes. A non-corporate recipient of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs with respect to such stock) which is readily tradable on an established securities market in the United States. Our ADSs (but not our Class A ordinary shares) are listed on the NYSE and are considered readily tradable on an established securities market in the United States. Since our Class A ordinary shares will not be listed on an established securities markets in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. We believe that our ADSs will be readily tradable, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose), and in that case, we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares or ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class A ordinary shares. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. As described in “—People’s Republic of China Taxation,” if we are deemed to be a resident enterprise under the Enterprise Income Tax Law of the PRC, we may be eligible for the benefits of the Treaty and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit with respect to any foreign withholding taxes imposed on dividends received on ADSs or Class A ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, with respect to such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As mentioned above, we believe that we were likely a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2024, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. holder, the following rules will generally apply. A U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any such gain or loss will generally be long-term capital gain or loss if the U.S. holder’s holding period in the ADSs or ordinary shares exceeds one year at the time of disposition. Any such gain or loss will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income. However, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the Regulations.

As mentioned above, we believe that we were likely a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.

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

As of December 31, 2024, we had U.S. dollar-denominated cash and cash equivalents, short-term deposits, and long-term deposits of US$114.4 million, US$409.0 million and nil, respectively. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2024 would result in a decrease of RMB82.2 million in cash and cash equivalents and a decrease of RMB294.0 million in short-term deposits. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2024 would result in an increase of RMB82.2 million in cash and cash equivalents and an increase of RMB294.0 million in short-term deposits.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income which consists of interest earned on bank deposits, short-term wealth management products with maturities of less than one year.

We generated interest income of RMB298.2 million, RMB479.7 million and RMB391.4 million (US$53.6 million) in 2022, 2023 and 2024, respectively. We had cash and cash equivalents of RMB1,188.9 million (US$162.9 million), short-term deposits of RMB4,075.0 million (US$558.3 million) and long-term deposits of RMB1,470.0 million (US$201.4 million) as of December 31, 2024. Assuming such amount of cash and cash equivalents and term deposits were held entirely in the form of interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately RMB67.3 million (US$9.2 million). We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2024, we recorded US$2.0 million received from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

In 2022, 2023 and 2024, we used approximately US$43.2 million, approximately US$69.3 million and approximately US$72.6 million of the net proceeds from the public offering in April 2019. We intend to use the remaining proceeds from the public offering as follows. The expected timeline and purposes for the use of proceeds are based on the management’s current outlook, and are subject to uncertainties as well as changes in circumstances.

	Intended use of proceeds from the public offering	Actual amount utilized during the year ended December 31, 2024	Unutilized amount as of December 31, 2024	Expected timeline for utilizing the unutilized amount
	US$ in millions	US$ in millions	US$ in millions
Cultivation of content ecosystem and e-sports partners to expand content genres and improving content quality	94.1 to 125.5	27.7	up to 24.2	Before the end of 2027

Research and development to strengthen technologies and products	78.5 to 94.1	3.6	up to 71.7	Before the end of 2027

Overseas expansion opportunities and potential strategic investments and merger and acquisition opportunities	31.4 to 47.1	4.1	up to 35.9	Before the end of 2027

Expanding and enhancing product and service offerings	15.7 to 31.4	2.3	up to 14.9	Before the end of 2027

General corporate purposes	15.7 to 94.1	34.9	up to 30.3	Before the end of 2027

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our acting co-chief executive officers and chief financial offier, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our acting co-chief executive officers and chief financial offier, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our acting co-chief executive officers who also serve as our senior vice president and our chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	2023	2024
	RMB	RMB

	(in thousands)
Audit fees(1)	12,600	12,600

Notes:

(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual or quarterly financial statements and other SEC filings.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See “Item 16G. Corporate Governance.”

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 15, 2023, our board of directors authorized a share repurchase plan under which we may repurchase up to US$100 million of our company’s Class A ordinary shares or the ADSs over a 12-month period. The share repurchase plan was publicly announced on August 15, 2023. In August 2024, our board of directors authorized an extension of the expiry date of the share repurchase program to March 31, 2025. In March 2025, our board of directors authorized another extension of the share repurchase program to March 31, 2026. For the year ended December 31, 2024, we repurchased under this program a total of 19,053,727 Class A ordinary shares in the form of ADSs on the New York Stock Exchange at an aggregate consideration of US$ 63.6 million.

The table below summarizes the repurchases we made in the periods indicated. All shares were repurchased in the open market pursuant to the share repurchase plan.

			Total Number	Approximate
			of ADSs	Dollar value of
			Purchased as	ADSs that
	Total Number	Average Price	Part of the	May Yet Be
	of ADSs	Paid per	Publicly	Purchased Under
Period	Purchased	ADS	Announced Plans	the Plans
January 2024	2,916,332	US$3.25	2,916,332	US$61,717,554
February 2024	2,955,267	US$3.20	2,955,267	US$52,251,223
March 2024	161,904	US$4.39	161,904	US$51,540,353
April 2024	493,303	US$4.39	493,303	US$49,373,697
May 2024	550,919	US$4.28	550,919	US$47,017,179
June 2024	902,974	US$4.10	902,974	US$43,318,458
August 2024	451,153	US$4.12	451,153	US$41,458,843
September 2024	622,716	US$4.10	622,716	US$38,907,383
November 2024	534,140	US$2.97	534,140	US$37,321,546
December 2024	306,022	US$3.01	306,022	US$36,400,622

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

The NYSE Listed Company Manual permits a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE Listed Company Manual. We follow home country practice and have a two-member audit committee, in lieu of the requirement of NYSE Listed Company Manual Section 303A.07 to have an audit committee with at least three members. Additionally, Section 303A.08 of the NYSE Listed Company Manual requires that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice in this regard and did not seek shareholders’ approval when we approved the 2024 Share Incentive Plan. Furthermore, Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We are a Cayman Islands company, and each of our acting co-chief executive officers is not required under applicable Cayman Islands law to make such a certification. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual. In addition, Section 302.00 of the NYSE Listed Company Manual requires that we must hold an annual general meeting of shareholders during each fiscal year. We have followed our home country practice in lieu of the provisions of Section 302 and did not hold an annual general meeting of shareholders in 2024.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidance on the purchase, sale, and other dispositions of our securities by our directors, officers, employees, consultants and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.

Our Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of HUYA Inc., its subsidiaries, and the VIE and its subsidiaries are included at the end of this annual report.

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

Exhibit Number	Description of Document

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 to the annual report on Form 20 - F (File No. 001 - 38482), filed with the Securities and Exchange Commission on April 26, 2024)

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

4.3	2024 Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Form 6 - K (File No. 001 - 38482) furnished with the Securities and Exchange Commission on December 23, 2024)

4.4

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

English translation of License Agreement for Broadcasting League of Legends Matches between Tengjing Sports & Culture Development (Shanghai) Co., Ltd. and Guangzhou Huya dated April 27, 2021 (incorporated by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-38482), filed with the Securities and Exchange Commission on April 27, 2021)

4.16†

English translation of Supplemental Agreement to the License Agreement for Broadcasting League of Legends Matches between Tengjing Sports & Culture Development (Shanghai) Co., Ltd. and Guangzhou Huya dated January 12, 2023 (incorporated by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-38482), filed with the Securities and Exchange Commission on April 26, 2023)

4.17*

English translation of Second Supplemental Agreement to the License Agreement for Broadcasting League of Legends Matches between Tengjing Sports & Culture Development (Shanghai) Co., Ltd. and Guangzhou Huya dated September 27, 2024

8.1*	List of significant subsidiaries and variable interest entity of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Executive and Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Principal Executive Officers and Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

97.1

Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 to the annual report on Form 20 - F (File No. 001 - 38482), filed with the Securities and Exchange Commission on April 26, 2024)

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

Exhibit Number	Description of Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set
*	Filed herewith.
**	Furnished herewith.
†	Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUYA Inc.

By:	/s/ Junhong Huang
	Name:	Junhong Huang
	Title:	Director, Acting Co-Chief Executive Officer and Senior Vice President

By:	/s/ Raymond Peng Lei
	Name:	Raymond Peng Lei
	Title:	Acting Co-Chief Executive Officer and Chief Financial Officer

Date: April 17, 2025

HUYA INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of HUYA Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of HUYA Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Revenue recognition — identification of distinct performance obligations and estimate of standalone selling price

As described in Note 2(q) to the consolidated financial statements, the Company’s sources of revenue include live streaming and other revenues. The Company’s consolidated revenues were RMB6,079 million for the year ended December 31, 2024, of which RMB4,745 million were revenues derived from live streaming. Management identifies multiple distinct performance obligations in certain contracts of its live streaming business. Customers receive a series of services, virtual items and virtual rights by entering into certain contracts with the Company. Management determines the distinct performance obligations and standalone selling price of each identified distinct performance obligation and recognizes revenue when a customer obtains control of the promised goods or services in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services.

The principal considerations for our determination that performing procedures relating to the identification of performance obligations and estimate of standalone selling price is a critical audit matter are the significant judgment made by management in identifying the distinct performance obligations and estimating the standalone selling price of each distinct performance obligation due to the complexity of the contracts. Certain services are provided to customers over time and have the same pattern of transfer to customers. Management exercises judgement in determining the number of distinct performance obligations by accounting for services that have the same pattern of transfer to customers as a single performance obligation. Certain distinct performance obligations are not separately sold by the Company that management is required to exercise judgement in determining the standalone selling price of each of these distinct performance obligations. This in turn led to significant auditor subjectivity and effort in performing procedures and in evaluating management’s significant judgment exercised in determining whether the distinct performance obligations were appropriately identified; and whether the standalone selling price of each distinct performance obligation was appropriately estimated.

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

Goodwill impairment assessment

As described in Notes 2(o) and 11 to the consolidated financial statements, the Company’s goodwill balance was RMB464 million as of December 31, 2024, which arose from the recently acquired global mobile application service provider. Management conducts a goodwill impairment test at the reporting unit level annually in the fourth quarter, or more frequently when events or circumstances occur indicating that the recorded goodwill may be impaired. The Company compares the fair value of each reporting unit with its carrying amount, with an impairment charge recorded for the amount by which that the carrying amount of the reporting unit exceeds its fair value up to a maximum amount of the goodwill balance for the reporting unit. The Company estimated the fair value of the acquiree based on the income approach. Under the income approach, the fair value of the acquiree is derived from the present value of long-term cash flows that the reporting unit is expected to generate. The estimated cash flow projections were developed based on management’s estimates which include significant judgments and assumptions relating to revenue growth rates, the terminal growth rate, and the discount rate. The Company supplemented the income approach with the use of a market-based method, which considers EBITDA multiples based on market data of comparable companies engaged in similar operations and economic characteristics. Based on the result, management concluded that the fair value of the acquiree was determined to exceed its carrying value as of December 31, 2024.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the reporting unit is a critical audit matter are (i) the significant judgements made by management when developing the fair value of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rates, the terminal growth rate and the discount rate for the reporting unit; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Company’s reporting unit. These procedures also included, among others (i) testing management’s process for developing the fair value estimates and market data of comparable companies; (ii) evaluating the appropriateness of the valuation models used in management’s impairment assessments; (iii) testing the completeness, accuracy and relevance of the underlying data used in the valuation models in estimating the fair value of the reporting unit; and (iv) evaluating the reasonableness of the significant assumptions used by management in the income approach related to revenue growth rates, the terminal growth rate and the discount rate. Evaluation of management’s assumptions related to revenue growth rates and the terminal growth rate involved consideration of (i) the current and past performance of the reporting unit; (ii) the consistency with relevant industry forecasts and market developments; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. For the market-based approach, the procedure included evaluating the criteria adopted by management in selecting the comparable companies. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s valuation models, selection of comparable companies and in the evaluation of the applied discount rate.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 17, 2025

We have served as the Company’s auditor since 2017.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2023 AND 2024

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			(Note 2(f))
Assets
Current assets
Cash and cash equivalents	511,973	1,188,911	162,880
Restricted cash	18,137	17,031	2,333
Short-term deposits	6,851,160	4,075,048	558,279
Accounts receivable, net	64,258	76,044	10,418
Prepaid assets and amounts due from related parties, net	148,648	207,565	28,436
Prepayments and other current assets, net	556,435	523,674	71,743
Total current assets	8,150,611	6,088,273	834,089
Non-current assets
Long-term deposits	2,553,293	1,470,000	201,389
Investments	751,844	440,790	60,388
Goodwill	456,976	463,796	63,540
Property and equipment, net	326,765	484,008	66,309
Intangible assets, net	161,739	153,190	20,987
Right-of-use assets, net	379,006	339,492	46,510
Prepayments and other non-current assets	144,120	128,262	17,572
Total non-current assets	4,773,743	3,479,538	476,695
Total assets	12,924,354	9,567,811	1,310,784
Liabilities and shareholders’ equity

Current liabilities (including amounts of the consolidated variable interest entity and its subsidiaries (“VIEs”) without recourse to the Company of RMB984,742 and RMB884,541 as of December 31, 2023 and 2024, respectively)

Accounts payable	14,961	66,613	9,126
Advances from customers and deferred revenue	412,257	265,628	36,391
Income taxes payable	49,914	54,594	7,479
Accrued liabilities and other current liabilities	1,474,827	1,360,949	186,449
Amounts due to related parties	177,714	161,529	22,129
Lease liabilities due within one year	31,832	28,581	3,916
Total current liabilities	2,161,505	1,937,894	265,490
Non-current liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB63,580 and RMB42,431 as of December 31, 2023 and 2024, respectively)
Lease liabilities	48,069	20,047	2,746
Deferred tax liabilities	42,317	23,405	3,207
Deferred revenue	47,864	35,786	4,903
Total non-current liabilities	138,250	79,238	10,856
Total liabilities	2,299,755	2,017,132	276,346
Commitments and contingencies (Note 26)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2023 AND 2024 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			(Note 2(f))
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2023 and December 31, 2024, respectively; 82,696,852 and 74,845,398 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	61	52	7
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2023 and December 31, 2024, respectively; 150,386,517 and 150,386,517 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively)	98	98	13
Treasury shares	(206,345)	(108,101)	(14,810)
Additional paid-in capital	12,000,100	8,866,492	1,214,704
Statutory reserves	122,429	122,429	16,773
Accumulated deficit	(2,052,336)	(2,100,291)	(287,739)
Accumulated other comprehensive income	760,592	770,000	105,490
Total shareholders’ equity	10,624,599	7,550,679	1,034,438
Total liabilities and shareholders’ equity	12,924,354	9,567,811	1,310,784

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2022*	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2(f))
Net revenues (including transactions with related parties of RMB37,647, RMB142,746 and RMB669,070 for the years ended December 31, 2022, 2023 and 2024, respectively)
Live streaming	8,195,907	6,450,782	4,745,195	650,089
Game-related services, advertising and others	1,068,444	543,546	1,333,920	182,746
Total net revenues	9,264,351	6,994,328	6,079,115	832,835
Cost of revenues (1) (including transactions with related parties of RMB827,234, RMB421,567 and RMB358,613 for the years ended December 31, 2022, 2023 and 2024, respectively)	(8,610,726)	(6,179,125)	(5,269,661)	(721,941)
Gross Profit	653,625	815,203	809,454	110,894
Operating expenses (1)
Research and development expenses (including transactions with related parties of RMB5,290, RMB4,345 and RMB1,861 for the years ended December 31, 2022, 2023 and 2024, respectively)	(684,446)	(578,610)	(512,637)	(70,231)
Sales and marketing expenses (including transactions with related parties of RMB57,881, RMB62,889 and RMB3,533 for the years ended December 31, 2022, 2023 and 2024, respectively)	(530,482)	(440,605)	(274,049)	(37,545)
General and administrative expenses (including transactions with related parties of RMB615, RMB350 and RMB3,478 for the years ended December 31, 2022, 2023 and 2024, respectively)	(341,243)	(320,838)	(254,840)	(34,913)
Total operating expenses	(1,556,171)	(1,340,053)	(1,041,526)	(142,689)
Other income, net	166,307	81,258	42,496	5,822
Operating loss	(736,239)	(443,592)	(189,576)	(25,973)
Impairment loss of investments	(55,201)	(225,800)	(232,466)	(31,848)
Interest income and short-term investments income	298,205	479,681	391,389	53,620
Gain on fair value change of investment	7,602	—	—	—
Goodwill impairment	(34,640)	—	—	—
Foreign currency exchange losses, net	(2,516)	(1,593)	(3,802)	(521)
Loss before income tax expenses	(522,789)	(191,304)	(34,455)	(4,722)
Income tax expenses	(24,364)	(13,215)	(13,500)	(1,849)
Loss before share of loss in equity method investments, net of income taxes	(547,153)	(204,519)	(47,955)	(6,571)
Share of loss in equity method investments, net of income taxes	(520)	—	—	—
Net loss attributable to HUYA Inc.	(547,673)	(204,519)	(47,955)	(6,571)
Net loss attributable to ordinary shareholders	(547,673)	(204,519)	(47,955)	(6,571)
Net loss	(547,673)	(204,519)	(47,955)	(6,571)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	628,390	143,329	73,372	10,052
Unrealized securities holding gain (loss), net of tax	85,997	(20,824)	(63,964)	(8,763)
Total comprehensive income (loss) attributable to HUYA Inc.	166,714	(82,014)	(38,547)	(5,282)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2022*	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2(f))
Net loss per ADS**
—Basic	(2.27)	(0.84)	(0.21)	(0.03)
—Diluted	(2.27)	(0.84)	(0.21)	(0.03)
Weighted average number of ADSs used in calculating net loss per ADS
—Basic	241,437,842	243,025,428	231,533,388	231,533,388
—Diluted	241,437,842	243,025,428	231,533,388	231,533,388
Net loss per ordinary share**
—Basic	(2.27)	(0.84)	(0.21)	(0.03)
—Diluted	(2.27)	(0.84)	(0.21)	(0.03)
Weighted average number of ordinary shares used in calculating net loss per ordinary share
—Basic	241,437,842	243,025,428	231,533,388	231,533,388
—Diluted	241,437,842	243,025,428	231,533,388	231,533,388

*HUYA Inc. consolidated 2022 statement of comprehensive income has been retrospectively adjusted due to the business combination under common control as discussed in Note 2(d).

**	Each ADS represents one Class A ordinary share.
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2(f))
Cost of revenues	31,955	16,137	15,566	2,133
Research and development expenses	67,242	40,679	27,269	3,736
Sales and marketing expenses	4,477	2,842	1,147	157
General and administrative expenses	52,804	18,607	20,538	2,814

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except share, ADS, per share and per ADS data)

								Accumulated
					Additional			other	Total
	Class A ordinary shares		Class B ordinary shares		paid-in	Statutory	Accumulated	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	deficit	(loss) income	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	86,993,764	58	151,076,517	99	11,764,059	122,429	(1,300,144)	(76,300)	10,510,201
Acquisition of entity under common control	—	—	—	—	573,714	—	—	—	573,714
Share-based compensation	—	—	—	—	156,478	—	—	—	156,478
Class B ordinary shares converted to Class A ordinary shares	690,000	1	(690,000)	(1)	—	—	—	—	—
Issuance of ordinary shares for exercised share options	133,313	—	—	—	2,284	—	—	—	2,284
Issuance of ordinary shares for restricted share units	1,584,407	1	—	—	(1)	—	—	—	—
Net loss	—	—	—	—	—	—	(547,673)	—	(547,673)
Unrealized securities holding gains	—	—	—	—	—	—	—	85,997	85,997
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	628,390	628,390
Balance as of December 31, 2022*	89,401,484	60	150,386,517	98	12,496,534	122,429	(1,847,817)	638,087	11,409,391
*	HUYA Inc. consolidated 2022 statement of changes in shareholders’ equity has been retrospectively adjusted due to the business combination under common control as discussed in Note 2 (d).

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

										Accumulated
							Additional			other	Total
	Class A ordinary shares		Class B ordinary shares		Treasury shares		paid-in	Statutory	Accumulated	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	shares	Amount	capital	reserves	deficit	income (loss)	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022*	89,401,484	60	150,386,517	98	—	—	12,496,534	122,429	(1,847,817)	638,087	11,409,391
Acquisition of entity under common control	—	—	—	—	—	—	(574,826)	—	—	—	(574,826)
Share-based compensation	—	—	—	—	—	—	78,265	—	—	—	78,265
Issuance of ordinary shares for exercised share options	7,000	—	—	—	—	—	127	—	—	—	127
Issuance of ordinary shares for restricted share units	2,447,365	1	—	—	—	—	—	—	—	—	1
Repurchase of shares	(9,158,997)	—	—	—	9,158,997	(206,345)	—	—	—	—	(206,345)
Net loss	—	—	—	—	—	—	—	—	(204,519)	—	(204,519)
Unrealized securities holding losses	—	—	—	—	—	—	—	—	—	(20,824)	(20,824)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	—	—	143,329	143,329
Balance as of December 31, 2023	82,696,852	61	150,386,517	98	9,158,997	(206,345)	12,000,100	122,429	(2,052,336)	760,592	10,624,599
*	HUYA Inc. consolidated 2022 statement of changes in shareholders’ equity has been retrospectively adjusted due to the business combination under common control as discussed in the Note 2 (d).

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

										Accumulated
							Additional			other	Total
	Class A ordinary shares		Class B ordinary shares		Treasury shares		paid-in	Statutory	Accumulated	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	shares	Amount	capital	reserves	deficit	income (loss)	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	82,696,852	61	150,386,517	98	9,158,997	(206,345)	12,000,100	122,429	(2,052,336)	760,592	10,624,599
Share-based compensation	—	—	—	—	—	—	64,520	—	—	—	64,520
Issuance of ordinary shares for exercised share options	37,502	—	—	—	—	—	680	—	—	—	680
Issuance of ordinary shares for restricted share units	2,005,774	2	—	—	—	—		—	—	—	2
Repurchase and cancellation of shares	(9,894,730)	(11)	—	—	(5,297,770)	98,244	(346,565)	—	—	—	(248,332)
Net loss	—	—	—	—	—	—		—	(47,955)	—	(47,955)
Unrealized securities holding losses	—	—	—	—	—	—	—	—	—	(63,964)	(63,964)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	—	—	73,372	73,372
Dividends payable	—	—	—	—	—	—	(2,852,243)	—	—	—	(2,852,243)
Balance as of December 31, 2024	74,845,398	52	150,386,517	98	3,861,227	(108,101)	8,866,492	122,429	(2,100,291)	770,000	7,550,679

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2022*	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2(f))
Cash flows from operating activities
Net loss attributable to HUYA Inc.	(547,673)	(204,519)	(47,955)	(6,571)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation of property and equipment	43,413	46,803	39,945	5,472
Amortization of acquired intangible assets	58,599	54,320	36,555	5,008
Amortization of right-of-use assets	41,599	39,277	37,461	5,132
(Reversal of) allowance for expected credit losses	(107)	13,394	(5,797)	(794)
Loss (Gain) on disposal of property and equipment and other long-term assets	1,388	(594)	(831)	(113)
Share-based compensation	156,478	78,265	64,520	8,840
Share of loss in equity method investments, net of income taxes	520	—	—	—
Deferred income tax expenses (benefits)	17,500	(4,007)	(4,041)	(554)
Gain on fair value changes of investments	(7,602)	—	—	—
Impairment loss of investments	55,201	225,800	232,466	31,848
Impairment of goodwill	34,640	—	—	—
Short-term investments income	(2,081)	—	—	—
Foreign currency exchange losses, net	2,516	1,593	3,802	521
Changes in operating assets and liabilities, net of effects from acquisition:
Accounts receivable	3,579	4,706	(9,043)	(1,239)
Prepayments and other assets	57,747	36,277	50,142	6,869
Prepaid assets and amounts due from related parties	88,940	(88,861)	(59,002)	(8,083)
Accounts payable	(3,039)	4,472	50,269	6,887
Amounts due to related parties	(82,984)	15,286	12,585	1,724
Advances from customers and deferred revenue	(58,249)	(60,114)	(158,235)	(21,678)
Lease liabilities	(34,880)	(31,664)	(29,220)	(4,003)
Accrued liabilities and other current liabilities	(248,848)	(183,505)	(124,018)	(16,990)
Income tax payable	22,980	20,990	4,680	641
Net cash (used in)/provided by operating activities	(400,363)	(32,081)	94,283	12,917
Cash flows from investing activities
Placements of short-term deposits	(8,460,370)	(6,064,259)	(3,428,284)	(469,673)
Maturities of short-term deposits	8,291,399	8,285,719	7,265,712	995,397
Placements of short-term investments	—	—	(10,000)	(1,370)
Maturities of short-term investments	815,295	3,117	10,000	1,370
Placements of long-term deposits	(1,086,682)	(2,141,404)	(60,000)	(8,220)
Maturities of long-term deposits	—	714,657	140,000	19,180
Purchase of property and equipment	(156,350)	(123,207)	(186,257)	(25,517)
Purchase of intangible assets	(8,425)	(8,084)	(24,244)	(3,321)
Cash paid for long-term investments	(244,544)	(68,332)	—	—
Cash consideration paid for business combination under common control	—	(546,084)	(28,770)	(3,941)
Proceeds from disposal of property and equipment	1,109	1,083	378	52
Net cash (used in)/provided by investing activities	(848,568)	53,206	3,678,535	503,957

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the year ended December 31,
	2022*	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2(f))
Cash flows from financing activities
Repurchase of shares	—	(202,422)	(247,890)	(33,961)
Dividends paid to shareholders	—	—	(2,857,461)	(391,470)
Proceeds from exercise of vested share options	6,049	128	680	93
Net cash provided by/(used in) financing activities	6,049	(202,294)	(3,104,671)	(425,338)
Net (decrease) increase in cash and cash equivalents and restricted cash	(1,242,882)	(181,169)	668,147	91,536
Cash and cash equivalents and restricted cash at the beginning of the year	1,846,454	698,141	530,110	72,625
Effect of exchange rate changes on cash and cash equivalents and restricted cash	94,569	13,138	7,685	1,052
Cash and cash equivalents and restricted cash at the end of the year	698,141	530,110	1,205,942	165,213

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2(f))
Supplemental disclosure of cash flows information:
- Unpaid cash consideration for business acquisition	—	(28,742)	—	—
- Income tax received (paid)	87,890	8,895	(13,519)	(1,852)
- Unpaid cash consideration for repurchase of treasury shares	—	(3,923)	(4,365)	(598)
- Acquisition of property and equipment, included with accrued liabilities and other current liabilities	17,787	62,357	73,309	10,043
*	HUYA Inc. consolidated 2022 statement of cash flows has been retrospectively adjusted due to the business combination under common control as discussed in Note 2(d).

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

The Group is principally engaged in operating its own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. The primary theme of the Group’s platforms is game live streaming. The Group has also extended themes to life and entertainment topics beyond games to cater for the Group’s users’ growing entertainment demands. In providing these services, the Group has cooperated with talent agencies in broadcaster recruitment, live streaming training and support, promotion strategies development and content management and discipline under the Group’s guidance and supervision. The Company generates majority of its revenue from sales of virtual items in live streaming platforms as well as other services, which substantially consist of advertising, online game-related services and sub - licensing.

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

In December 2023, the Company acquired a 100% equity interest in a global mobile application service provider from a subsidiary of Tencent for an aggregate cash consideration of US$81 million (equivalent to RMB574,826) (the “Acquisition”), which the intention to enhance Huya’s ability to promote and distribute game applications in international markets, while creating synergies with Nimo TV, the Company’s overseas game live streaming platform. This transaction also aligns with Huya’s strategic business transformation emphasizing game - related service offerings and relevant commercialization.

The Acquisition was a transaction between entities under common control, which, under U.S. GAAP, requires the assets and liabilities to be transferred at the historical cost of the entity, with prior periods retrospectively adjusted to furnish comparative information. See Note 4, Business combination under common control, within the Notes to these Consolidated Financial Statements for additional information.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.Organization and principal activities (continued)

(c)Principal subsidiaries and VIE

As of December 31, 2024, the Company’s principal subsidiaries and VIE are as follows:

Name	Place of incorporation	Date of incorporation	% of direct or indirect economic ownership	Principal activities
Principal subsidiaries
Huya Limited	Hong Kong	January 4, 2017	100%	Investment holding
Guangzhou Huya Technology Co., Ltd. (“Huya Technology”)	PRC	June 16, 2017	100%	Software development
HUYA PTE. LTD.	Singapore	July 23, 2018	100%	Internet value added services
Hainan Huya Entertainment Information Technology Co., Ltd. (“Hainan Huya”)	PRC	December 4, 2019	100%	Cultural and Creative services
ELECYBER INTERNATIONAL PTE. LTD.	Singapore	September 27, 2021	100%	Internet value added services
VIE
Guangzhou Huya Information Technology Co., Ltd. (“Guangzhou Huya”)	PRC	August 10, 2016	100%	Internet value added services

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

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.Organization and principal activities (continued)

(d)Variable interest entities (continued)

VIE agreements amongst Huya Technology, Guangzhou Huya and its shareholders (continued)

As detailed in Note 1(a), Tencent became the controlling shareholder of Huya starting from April 3, 2020. Subsequently, the shareholders of Guangzhou Huya were changed from Guangzhou Huaduo Network Technology Co., Ltd. and Guangzhou Qinlv Investment Consulting Co., Ltd. to Linzhi Tencent Technology Co., Ltd. (“Linzhi Tencent”). Huya Technology, Guangzhou Huya and Linzhi Tencent, the new shareholder of Guangzhou Huya, entered into a series of contractual arrangements on 17 September 2020. Based on management’s assessment, there is no substantial change in the contractual arrangements and Huya Technology continues to be the primary beneficiary of Guangzhou Huya.

The following is a summary of the currently effective contractual arrangements by and among Huya Technology, Guangzhou Huya and Linzhi Tencent.

●	Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement, Huya Technology has the exclusive right to provide Guangzhou Huya technology support, business support and consulting services related to Guangzhou Huya’s business, the scope of which is to be determined by Huya Technology from time to time. Huya Technology owns the exclusive intellectual property rights created as a result of the performance of this agreement. The timing and amount of the service fee payments shall be determined at the sole discretion of Huya Technology. The term of this agreement is ten years from the execution date of this agreement and will be automatically extended for another ten years, unless otherwise agreed upon by Huya Technology and Guangzhou Huya.

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

The following table sets forth the financial data for the VIEs on an aggregated basis as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024. For purposes of this presentation, activity within and between the VIEs have been eliminated, but transactions with other entities within the Group have been included without elimination.

Selected Condensed Consolidated Balance Sheets Data for the VIEs

	As of December 31,
	2023	2024
	RMB	RMB
Assets
Cash and cash equivalents	7,730	11,740
Restricted cash	18,137	15,891
Short-term deposits	130,000	430,000
Accounts receivable, net	27,795	45,545
Prepayments and other current assets	232,364	288,416
Amounts due from related parties	147,582	198,115
Amounts due from Group companies (1)	954,184	724,076
Investments	600,096	408,952
Intangible assets, net	30,364	45,045
Long-term deposits	360,000	60,000
Right of use asset	—	13,951
Other assets	18,604	2,440
Total assets	2,526,856	2,244,171
Deferred revenue and advances from customers	445,888	288,165
Accrued liabilities and other current liabilities	466,890	422,230
Amount due to related parties	103,055	134,169
Other liabilities	32,489	82,408
Total liabilities	1,048,322	926,972
Total shareholders’ equity	1,478,534	1,317,199

These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.Organization and principal activities (continued)

(d)Variable interest entities (continued)

Selected Condensed Consolidated Statements of Operation Data for the VIEs

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Third-party revenues	8,937,121	6,686,033	5,719,359
Inter-company revenues	—	—	6,196
Total cost and expenses (2)	(9,161,422)	(6,746,390)	(5,732,001)
Others, net	55,551	(94,625)	(97,675)
Loss before income tax expenses	(168,750)	(154,982)	(104,121)
Income tax expenses	(6,801)	—	(253)
Share of loss from equity method investments	(520)	—	—
Net loss	(176,071)	(154,982)	(104,374)

Selected Condensed Consolidated Cash Flows Data for the VIEs

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash provided by operating activities (3)	379,397	56,821	24,602
Loans and advances to Group companies	(160,406)	—	—
Other investing activities	(720,237)	(49,263)	(22,838)
Net cash used in investing activities	(880,643)	(49,263)	(22,838)
Net cash used in financing activities	—	—	—

Note:

(1)	Inter-company service fees for technology support, business support and consulting fees (collectively defined as “VIE service fees”) are charged pursuant to the exclusive business cooperation agreement. As of December 31, 2022, 2023, and 2024, the outstanding balance of amounts due from Group companies were inter-company advances. There were no outstanding balances for VIE service fees charged to the VIEs.
(2)	For the years ended December 31, 2022, 2023 and 2024, VIE service fees were charged by the WFOE and other subsidiaries to the VIEs amounting to RMB6,863 million, RMB5,530 million and RMB4,622 million, respectively, which were settled as incurred.
(3)	For the years ended December 31, 2022, 2023 and 2024, cash paid by the VIEs to the WFOE and other subsidiaries for VIE service fees were RMB6,433 million, RMB5,391 million and RMB4,410 million, respectively. For the years ended December 31, 2022, 2023 and 2024, RMB415 million, RMB139 million and RMB212 million of the VIE service fees were not settled by cash, but by netting off against the intercompany receivables due from the primary beneficiary of VIE.

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

(c)Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, the determination of estimated selling prices of multiple element revenue contracts, the valuation allowance for deferred tax assets and income tax, impairment assessment of investments in equity securities without readily determinable fair value, fair value determination for available-for-sale debt investments, and impairment assessment of goodwill.

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

(d)Acquisition (continued)

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

There were no acquisitions in the year ended December 31, 2024. Description of our acquisition in the prior period is listed in Note 4.

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

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in foreign currency exchange losses, net in the consolidated statement of comprehensive income.

(f)Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 =RMB 7.2993 on December 31, 2024 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

(k)Receivables

The Group’s accounts receivable, other receivables, amounts due from related parties, prepayments and other current assets are within the scope of ASC Topic 326. Accounts receivable consist primarily of receivables from third-party payment platforms and advertising customers. The activity in the loss allowance for the years ended December 31, 2023 and 2024 is detailed in Note 8, Note 9 and Note 23.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(l)Investments (continued)

Equity Investments Accounted for Using the Equity Method (continued)

The Group assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary. The Group evaluates its equity method investment for impairment under ASC 323-10. An impairment loss on an equity method investment is recognized in the consolidated statement of comprehensive income when the decline in value is determined to be other-than-temporary. The Group recognized impairment losses of RMB414, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

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

For equity investments without readily determinable fair value for which the Group has elected to apply the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date, applying judgment in considering various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss of investments equal to the difference between the carrying value and fair value. The Group recognized impairment losses of RMB55,201, RMB210,813 and RMB166,127 for the year ended December 31, 2022, 2023 and 2024, respectively. Refer to Note 10- Investments for further information.

Available-for-sale Debt Investments

The Group has classified its investments in debt securities, other than those the held to maturity debt securities, as available-for-sale securities. The Group recorded available-for-sale debt investments at estimated fair values with the aggregate unrealized gains and losses, net of tax, being reflected in “accumulated other comprehensive (loss) income” in the consolidated balance sheets. If the amortized cost basis of an available-for-sale investment exceeds its fair value and if the Group has the intention to sell the investment or it is more likely than not that the Group will be required to sell the investment before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of comprehensive income. If the Group does not have the intention to sell the investment and it is not more likely than not that the Group will be required to sell the investment before recovery of the amortized cost basis and the Group determines that the decline in fair value below the amortized cost basis of an available-for-sale investment is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance for credit losses along with the impairment loss of investments in the consolidated statements of comprehensive income. The allowance is measured as the amount by which the debt investment’s amortized cost basis exceeds the Group’s best estimate of the present value of cash flows expected to be collected. The Group recognized impairment losses of nil, RMB35,811 and RMB145,458 for the year ended December 31, 2022, 2023 and 2024, respectively. Refer to Note 10 - Investments for further information.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(m)Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. Residual rate is determined based on the economic value of the property and equipment at the end of the estimated useful lives as a percentage of the original cost. Property and equipment mainly consist of servers, computers and equipment, leasehold improvements, office furniture and others.

	Estimated useful lives	Residual rate
Servers, computers and equipment	3-4 years	0%
Leasehold improvements	Shorter of lease term or the estimated useful lives of the assets	0%
Office furniture and others	3-5 years	0%-5%

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

(n)Intangible assets

Intangible assets mainly consist of copyrights of video content, license, software, domain names, trademarks, platform content and technology. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. As of December 31, 2023 and 2024, there are no indefinite lived intangibles. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

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

Goodwill is not depreciated or amortized. The Group conducts a goodwill impairment test at the reporting unit level annually in the fourth quarter, or more frequently when events or circumstances occur indicating that the recorded goodwill might be impaired. The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value (determined using the income approach) of each reporting unit with its carrying amount. An impairment charge will be recorded for the amount by which the carrying amount of the reporting unit exceeds its fair value up to a maximum amount of the goodwill balance for the reporting unit.

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

The Group determined there are two reporting units as of December 31, 2024. One reporting unit relates to the live streaming business, and the other reporting unit relates to the recently acquired global mobile application service provider (the only reporting unit with a goodwill balance). No impairment loss of goodwill was recognized for the years ended December 31, 2023 and 2024, respectively. Refer to Note 11- Goodwill for further information.

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

No impairment of long-lived assets was recognized for the years ended December 31, 2022, 2023 and 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(q)Revenue

Under ASC 606, revenue is recognized when a customer obtains control of promised goods (i.e. virtual items) or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. The Group identifies its contracts with customers and all performance obligations within those contracts. The Group then determines the transaction price and allocates the transaction price to the performance obligations within the Group’s contracts with customers, recognizing revenue when, or as, the Group satisfies its performance obligations. The following table disaggregates the Group’s revenue by major type for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Live streaming	8,195,907	6,450,782	4,745,195
Game-related services, advertising and others (i)	1,068,444	543,546	1,333,920
Total	9,264,351	6,994,328	6,079,115

(i)Game-related services, advertising and others mainly include in-game item sales, game distribution and advertising services.

Revenue recognition and significant judgments

(i)	Live streaming

The Group is principally engaged in operating its own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. It generates revenue primarily from sales of virtual items in the platforms. The Group has a top-up system for users to purchase the Group’s virtual currency, which can then be utilised to purchase virtual items for use on the live streaming platforms. Users can top up via various online payment platforms, including WeChat Pay, AliPay and other payment platforms. Virtual currency is non-refundable and without expiry. Unconsumed virtual currency is recorded as deferred revenue. Virtual currencies used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed below unless otherwise stated. The Group shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with broadcasters and talent agencies which recruit and manage broadcasters in accordance with their revenue sharing arrangements. As the virtual currency has no stipulated expiry period and it is often consumed soon after it is purchased based on the history of its turnover, the Group considers it does not expect to be entitled to a breakage amount for the virtual currency. Nevertheless, any unconsumed virtual currency which was purchased by inactive users exceeding a certain period, assessed based on historical user activities, is recognized as revenue of the Group. However, the amount has not been significant.

The Group evaluates and determines that it is the principal and views users to be its customers in the revenue generating arrangement and the Group reports live streaming revenues on a gross basis. Accordingly, the amounts billed to users are recorded as revenue and revenue sharing fee paid/payable to broadcasters and talent agencies are recorded as cost of revenues. Where the Group is the principal, it controls the virtual items before they are transferred to users. Its control is evidenced by the Group’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Group being primarily responsible to users and having a level of discretion in establishing pricing.

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

The Group may also enter into contracts that can include various combinations of virtual items, which are generally capable of being distinct and accounted for as separate performance obligations, such as the Huya Noble Member Program. Determining whether those virtual items are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The contract of Huya Noble Member Program, which is normally purchased on a monthly basis, includes three major virtual items, a) the noble member status, b) the virtual currency coupons, and c) the right of subsequent renewal at a discounted price, which are considered distinct and accounted for separately under ASC 606. A noble member status itself cannot be purchased on a standalone basis. The users are eligible to use it for one month and the users can simultaneously purchase multiple months of the package (with effective period of noble member status limited to a maximum of 24 months from date of purchase) at any point in time. The virtual currency coupons, which have the same purchasing power as the Group’s virtual currency but with expiry dates, are valid to purchase virtual items in the live streaming platforms for a fixed period. Judgment is required to determine standalone selling price for each distinct performance obligation. The Group allocates the arrangement consideration to the separate accounting of each distinct performance obligation based on their relative standalone selling prices. For instances where standalone selling price is not directly observable as the Group does not sell the virtual item separately, such as the noble member status and the virtual currency coupons, the Group determines the standalone selling price based on pricing strategies, market factors and strategic objectives. In respect of the right of subsequent renewal at a discounted price, the Group estimates individual user’s times of renewal based on historical data of users’ spending patterns and average times of renewal. The Group recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For revenue allocated to the noble member status, it’s generally recognized ratably over the expected period that the users maintain their noble member status, as users simultaneously consume and receive a series of services, virtual items and virtual rights. For revenue related to virtual currency coupons provided on a consumption basis, virtual currency coupons used to purchase virtual items are recognized as revenue according to the prescribed revenue recognition policies of virtual items addressed above unless otherwise stated. The virtual currency coupons have expiry dates, and historical data shows that virtual currency coupons are consumed shortly after they are released to users and the forfeiture rate remains relatively low for the periods reported, therefore, the Group recognize revenue the earlier of when the virtual currency coupon expires, or when it is consumed. For the right of subsequent renewal at a discounted price, upon each time a subsequent renewal is purchased, the cash received is recorded as deferred revenue and allocated proportionally to the noble member status and virtual currency coupons based on their relative standalone selling price and revenue is then recognized following the revenue recognition method of noble member status and virtual currency coupons as described above.

(ii)	Advertising

The Group generates advertising revenues primarily from sales of various forms of advertising and promotion campaigns, including (i) display advertisements in various areas of our platform, (ii) native advertisements in cooperation with broadcasters, and (iii) game events advertising and campaigns. Advertisements on the Group’s platforms are generally charged on the basis of duration or per specified action. When the service is transferred to customers, revenue from time-based advertising arrangement is recognized ratably over the contract period of display. Revenue from performance-based advertising is recognized at the point in time when the Group is able to deliver the specified actions as requested by the customers. The Group enters advertising agreements with certain advertising agencies or other cooperated programmatic advertising platforms.

When the Group has the latitude in establishing the price and is primarily responsible for delivering the contents by itself, the Group acts as the principal and recognizes revenue on a gross basis for the advertising contracts. Advertisements on the Group’s platforms are generally charged based on duration or per specified action, with revenue recognized ratably over the contract period of display or at the point of delivering the specified actions. Conversely, when the Group is not primarily responsible for the advertising arrangements by itself, it acts as an agent. In such cases, the Group recognizes its entitled share of the revenues in accordance with the cooperation agreements, commencing from the date the advertisements are displayed on the Group’s platforms or when the performance obligations are satisfied.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(q)Revenue (continued)

Revenue recognition and significant judgments (continued)

(ii)Advertising (continued)

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 3 months. Both third-party advertising agencies and direct advertisers are generally billed at the end of the display period, and the cooperated programmatic advertising platforms are generally billed in the following month, all the payments are due usually within 3 months. In instances where the timing of revenue recognition differs from the timing of billing, the Group has determined the advertising contracts generally do not include a significant financing component. The primary purpose of the credits terms is to provide customers with simplified and predictable ways of purchasing the Group’s advertising services, not to receive financing from its customers or to provide customers with financing.

(iii)	Online games revenues

The Group generates revenues from offering virtual items in online games developed by the Group itself or third parties to game users and game distribution revenue. The Group has a top-up system for game users to purchase game tokens for use. Game users can top up via various online payment platforms, including WeChat Pay, AliPay and other payment platforms. Game tokens is non-refundable and without expiry. As the game token is often consumed soon after it is purchased based on history of turnover of the game token, the Group considers it does not expect to be entitled to a breakage amount for the game token.

Majority of online games revenues were derived from the Group’s self-developed games and game distribution services for the years presented.

With respect to the self-developed online games that the Group distributes on other platforms or self-publishes on its own platforms, the Group owns the games’ copyrights and other intellectual property, and takes primary responsibilities of game development and game operation, including designing, development, and updating of the games including the game content, as well as the pricing of virtual items, providing on-going updates of new contents and bug fixing, determining the distribution platforms and payment channels, and providing customer services. Therefore, the Group considers itself to be the principal in these contracts and views users to be its customers. Revenues derived from self-developed games are recorded on a gross basis, and fees to be shared with distribution platforms and payment handling costs charged by payment platforms are recorded as cost of revenues.

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

(iii)Online games revenues (continued)

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

Online games developed by related and third-party game developers are displayed through the Group’s platforms to attract users to play the games. The Group earns revenues from game developers in accordance with the pre-determined arrangements based on the in-game top-up amounts for games downloaded by users through the Group’s platforms. The Group considers itself as agent in these arrangements. Game distribution revenue is recognized at a point in time when the respective share of top-up revenues is agreed with the game developers.

(iv)Sub - licensing

The Group generates licensing revenue primarily from sub-licensing broadcasting rights of e-sports contents, which was purchased from the e-sports contents providers to other livestreaming platforms. The e-sports contents consist of a series of matches. As the licensed e-sports contents are not available for broadcasting and sub-licensing until the e-sports contents of each match is delivered and produced, the sub-licensing revenue is treated as a point of time type of revenue when the e-sports content of each match was broadcasted and sub-licensed to the other platforms.

Revenues from barter transactions were recognized during the year ended December 31, 2022, in which the e-sports contents are sub-licensed to other livestreaming platforms. Barter transactions in which e-sports contents are received in exchange for other e-sports contents are recorded based on the fair values of the e-sports contents received under ASC 606. No revenue from barter transaction was recognized during the year ended December 31, 2023 and 2024.

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

During the years ended December 31, 2022, 2023 and 2024, the Group recognized revenue amounting to RMB459,509, RMB446,881 and RMB412,257, respectively, that had been included in the corresponding contract liability balance at the beginning of the years.

As of December 31, 2024, the aggregate amount of transaction price allocated to remaining performance obligations was RMB301,414, the Company expects to recognize the remaining performance obligations as revenue as follows. However, the amount and timing of revenue recognition is largely driven by customer usage, which can extend beyond the original contractual term.

	2025	2026 and after	Total
	RMB	RMB	RMB
Revenue expected to be recognized	265,628	35,786	301,414

(r)	Cost of revenues

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

The Company recognizes software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Company had not capitalized any costs related to internal use software during the years ended December 31, 2022, 2023 and 2024.

(t)	Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) advertising and market promotion expenses, (ii) salaries and welfare for sales and marketing personnel, and (iii) share-based compensation for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB412,553, RMB348,235 and RMB233,149 for the years ended December 31, 2022, 2023 and 2024, respectively.

(u)	General and administrative expenses

General and administrative expenses primarily consist of (i) salaries and welfare for management and administrative personnel, (ii) professional fees and (ii) share-based compensation for management and administrative personnel.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)
(v)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statement of comprehensive income amounted to RMB227,008, RMB194,779 and RMB142,272 for the years ended December 31, 2022, 2023 and 2024, respectively. During the years ended December 31, 2022, 2023 and 2024, headcount reduction initiatives primarily related to operations and cost-related personnel were undertaken as part of the Group’s business optimization plans. These initiatives resulted in one time employee severance programs with corresponding recorded provisions of RMB53,595, RMB34,000 and RMB25,857 respectively. The charges are primarily reported within cost of revenues and operating expenses in the accompanying statements of comprehensive income.

(w)	Share-based compensation

Share-based compensation expense arises from share-based awards, primarily including share options for the purchase of Huya’s ordinary shares and Huya’s restricted share units, granted by the Group to its management, key employees and non-employees. Certain of the Group’s employees were granted Tencent’s share-based awards and therefore related share-based compensation expenses with regard to Tencent’s share-based awards were recognised in the Group’s financial statements.

Huya’s share options

Prior to the IPO date (Note 1(b)), in determining the fair value of share options granted, the binomial option-pricing model was applied. The determination of the fair value was affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends. Following the listing of the Company, the grant date fair value of share options is based on the stock price of the Company’s ordinary shares listed on the NYSE minus the respective exercise price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(w)Share-based compensation (continued)

Huya’s share options (continued)

Share-based compensation expense for share options granted to employees is measured based on their grant-date fair values and recognized over the requisite service period, which is generally the vesting period. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and the related compensation expense is not recorded for the number of awards so estimated. No performance-based awards were granted or recognized as share-based compensation expense for the years ended December 31, 2022, 2023 and 2024.

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2022, 2023 and 2024. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

(aa)Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in “Treasury shares” on the consolidated balance sheets. At retirement of the treasury share, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated to additional paid-in capital.

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

(bb)Statutory reserves (continued)

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

During the years ended December 31, 2022, 2023 and 2024, there were no appropriations made to the general reserve and statutory surplus funds, respectively.

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

Dividends are recognized when declared.

On March 19, 2024, the Company declared a special cash dividend of US$0.66 per ordinary share, or US$0.66 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on May 10, 2024. On August 13, the Company declared a special cash dividend of US$1.08 per ordinary share, or US$1.08 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on October 9, 2024, payable in U.S. dollars.

(ee)	Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options and the vesting of restrict share units using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

(ff)	Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s Acting Co-Chief Executive Officers have been identified as the CODM. The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, homogeneity of products and technology. The Group’s operating segment is based on such organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment.

The accounting policies of the single segment are the same as described in the significant accounting policies. The CODM assesses performance for the single segment and decides how to allocate resources based on net loss that also is reported on the Consolidated Statements of Comprehensive Income as consolidated net income. The measure of the single segment assets is reported on the Consolidated Balance Sheets as total consolidated assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(ff)Segment reporting (continued)

The CODM reviews revenues and expenses at the consolidated level as disclosed in the Group’s Consolidated Statements of Comprehensive Income and uses net income to evaluate return on assets and to monitor budget versus actual results and in competitive analysis by benchmarking to the Group’s competitors. The competitive analysis and the monitoring of budgeted versus actual results are used in assessing the segment’s performance and in establishing management’s compensation.

Substantially the majority of the Group’s revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group’s long-lived assets are substantially all located in and derived from China, and the amount of long-lived assets attributable to any other individual country is not material. Therefore, no geographical segments are presented.

(gg) Newly adopted accounting standard updates

Segment Reporting (Topic 280). In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures. ASU No. 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Group’s adoption of this standard did not have a material impact on its consolidated financial statements.

Other accounting standards that the Group adopted beginning January 1, 2024 did not have a significant impact on the Group’s consolidated financial statements.

(hh)	Recently issued accounting pronouncements

Income Taxes (Topic 740). In December, 2023, the FASB issued ASU 2023-09“Income Taxes (Topics 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for our annual periods beginning January 1, 2025, with early adoption permitted.

Income Statement(Topic 220). In November 2024, the FASB issued ASU No. 2024-03, Income Statement(Topic 220)- Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted.

The Group does not expect to adopt ASU 2023-09 and ASU No. 2024-03 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

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

The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term deposits, long-term deposits and accounts receivable.

As of December 31, 2023 and 2024, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term deposits and long-term deposits were placed with the PRC financial institutions and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or international banks with high credit quality. The Group has not experienced any losses on its deposits of cash and cash equivalents and term deposits for the years ended December 31, 2022, 2023 and 2024 and believes that its credit risk to be minimal. Accounts receivable is typically unsecured and is primarily derived from revenue earned from payment platforms, advertising services, distribution platforms from third parties.

(c) Concentration of customers

For the year ended December 31, 2022 and 2023, there were no customers who collectively accounted for more than 10% of the Group’s total revenue. For the year ended December 31, 2024, around 11% of the Group’s total revenues were derived from Tencent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

4.Business combination under common control

Acquisition of a global mobile application service provider

(i) The acquisition in January 2022

On January 20, 2022, a wholly-owned subsidiary of Tencent consummated the acquisition of a 100% equity interest of a global mobile application service provider (the “acquiree”). The acquiree provides mobile application services in the international markets. The amount of excess of the purchase price over the fair value of the identifiable assets and liabilities acquired is recorded as goodwill. The transaction consideration was allocated based on the fair value of the identifiable assets acquired and liabilities at the acquisition date as summarized as follows:

January 20, 2022
Identifiable intangible assets acquired:
- Platform content	113,468
- Trademark	35,060
- Technology	7,650
Deferred tax liabilities	(26,550)
Goodwill (Note 11)	444,086
Total cash consideration*	573,714
*	The global mobile application service provider was acquired at a consideration of US$90 million (equivalent to RMB573,714) in cash.

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

(ii) Huya’s acquisition of the acquiree from Tencent in December 2023

On December 22, 2023 (the “Acquisition date”), Huya acquired 100% equity interest in the acquiree from a wholly-owned subsidiary of Tencent for an aggregate cash consideration of US$81 million (equivalent to RMB574,826). Since the acquiree and Huya are under common control of Tencent, the Acquisition has been accounted for as business combination under common control in accordance with ASC 805, Business Combinations. The financial results of the acquiree have been retrospectively combined into Huya’s financial statements from the date when it first came under control of Tencent.

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

(ii) Huya’s acquisition of the acquiree from Tencent in December 2023 (continued)

b. The carrying amounts of assets including goodwill, liabilities and equity of the acquiree at the Acquisition date and December 31, 2022 are as follows:

	Acquisition date	December 31, 2022
Total assets	611,533	645,993
Total liabilities	(38,848)	(79,974)
Net assets	572,685	566,019

The assets and liabilities of the acquiree have also been retrospectively reflected in Huya’s consolidated financial statements at Tencent’s historical cost.

As detailed above, Huya’s consolidated statements of changes in shareholders’ equity have been retrospectively adjusted due to this business combination under common control. RMB 573,714 was recorded in additional paid-in capital for the year ended December 31, 2022, which represents the net assets of the acquiree on January 20, 2022. RMB574,826 was debited in additional paid-in capital for the year ended December 31, 2023, which represents the cash consideration of Huya’s acquisition from Tencent on December 22, 2023.

5.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, and all highly liquid investments with maturities of three months or less. Cash and cash equivalents balance as of December 31, 2023 and 2024 primarily consist of the following currencies:

	December 31, 2023		December 31, 2024
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	220,876	220,876	316,708	316,708
US$	35,957	254,669	114,353	822,013
SGD	6,658	35,802	9,245	49,198
Others (i)	N/A	626	N/A	992
Total		511,973		1,188,911
(i)	As of December 31, 2023 and 2024, the other currencies consist of Hong Kong Dollar, Euro and Japanese Yen.

6.Restricted cash

The Group’s restricted cash represents substantially cash balances on deposit required by its commercial banks, the court (due to lawsuits) and certain local governments in China to be restricted from withdrawal. As of December 31, 2023 and 2024, the Group’s restricted cash balances were RMB18,137 and RMB17,031, respectively. As of December 31, 2024, due to a pending lawsuit, there was an additional amount of RMB61 million subject to potential restriction imposed from the court when there is additional cash amount in the particular bank account up to RMB61 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

7.Short-term deposits and long-term deposits

Short-term deposits represent time deposits placed with banks with original maturities more than three months but less than one year. Short-term deposits balance as of December 31, 2023 and 2024 primarily consist of the following currencies:

	December 31, 2023		December 31, 2024
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	1,185,000	1,185,000	1,135,000	1,135,000
US$	800,000	5,666,160	408,999	2,940,048
Total		6,851,160		4,075,048

Long-term deposits are mainly deposits in commercial banks with maturities of greater than one year and wealth management products issued by commercial banks for which the Group has the positive intent and ability to hold those deposits to maturity with maturities of greater than one year. Long-term deposits balance as of December 31, 2023 and 2024 primarily consist of the following currencies:

	December 31, 2023		December 31, 2024
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	2,100,000	2,100,000	1,470,000	1,470,000
US$	64,000	453,293	—	—
Total		2,553,293		1,470,000

8.Accounts receivable, net

	December 31,
	2023	2024
	RMB	RMB
Accounts receivable, gross	79,975	85,728
Less: credit loss provision	(15,717)	(9,684)
Accounts receivable, net	64,258	76,044

The following table sets out movements of the credit loss provision for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	(2,296)	(2,303)	(15,717)
Current year provision	(993)	(13,888)	(6,501)
Current year reversal	986	474	12,534
Balance at end of the year	(2,303)	(15,717)	(9,684)

9.Prepayments and other current assets, net

	December 31,
	2023	2024
	RMB	RMB
Input value-added tax to be deducted	241,682	283,401
Interest receivable	198,531	154,392
Prepayments to vendors and content providers	94,980	63,437
Others	21,307	22,660
Less: credit loss provision	(65)	(216)
Total	556,435	523,674

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

10.Investments

	December 31,
	2023	2024
	RMB	RMB
Equity investments without readily determinable fair values (i)	323,332	157,736
Debt investments (ii)	428,512	283,054
	751,844	440,790
(i)

Equity investments without readily determinable fair values include investment in equity securities of private investee companies over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock.

In 2023 and 2024, the Group acquired equity interests in a number of privately-held investee companies for a total consideration of RMB68,332 and nil respectively. In 2023, RMB68,000 was reclassified to an available-for-sale debt investment due to the amendment of shareholder agreement which changed the character of investment to a debt investment.

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

The Group, with the assistance of an independent valuation expert, assessed for impairment of certain investments as of the balance sheet date and recognized RMB210,813 and RMB166,127 in impairment charges for equity investments without readily determinable fair value for the years ended December 31, 2023 and 2024. The Group’s impairment assessments were triggered as a result of the weak financial performance of certain investees. In the circumstances and as part of management’s assessments, the Group, used unobservable Level 3 inputs including (i) a selection of price-to-sales multiples of comparable companies, (ii) probability of the different scenarios assumed under the equity allocation model and (iii) a discount for lack of marketability, to determine, respective fair values for the investees which were lower than the related carrying values.

(ii)

In 2023, the Group acquired debt investments in several privately-held investee companies for a consideration of RMB80,247 (2024 – nil). Given that those preferred stocks will become redeemable simply by the passage of time and the intention of the Group is to hold and consider a future disposal, the investments are accounted for as available-for-sale debt investments (see Note 2(l)), wherein the investments are carried at fair value with unrealized gains or losses recorded in accumulated other comprehensive income.

For the year ended December 31, 2023, the Group recorded impairment loss of RMB35,811. Considering the prolonged business performance of these investments, the quality of the investments’ credit and other adverse conditions, the Group performed a quantitative assessment with the assistance of an independent appraiser. Based on the assessment, the Group recognized a credit impairment in the aggregated amount of RMB14,987 which was reported in net income, and the fair value change associated with the non-credit losses amounted to RMB20,824, which was reported in other comprehensive income (loss).

For the year ended December 31, 2024, the Group performed both qualitative and quantitative assessment of these investments. Based on the Group’s assessment and with the assistance of an independent appraiser, the Group recognized impairment loss of RMB66,339 in net loss, of which RMB65,260 was due to that the investments’ amortized cost basis exceeding fair values and the Group’s current intention to sell the investments, RMB1,079 was related to a credit loss, and RMB79,119 of impairment loss was recognised in other comprehensive income (loss), due to the fair value change associated with the non-credit losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

11.Goodwill

Goodwill, which is not tax deductible, represents the expected synergy effects of the business combination from the global mobile application service provider. The changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2024 were as follows:

	December 31,
	2023	2024
	RMB	RMB
Balance at the beginning of the year	449,357	456,976
Foreign currency translation adjustments	7,619	6,820
Balance at the end of the year	456,976	463,796

During 2024, the Group performed a qualitative and quantitative impairment assessment for the goodwill arising from the business combination under common control of a global mobile application service provider in 2023. The Group estimated the fair value of the acquiree based on the income approach, using a discounted cash flow model, with a cashflow forecast reflecting the Group’s best estimate at that time of the future financial performance of the business. Certain key assumptions used in the impairment assessment related to the revenue growth rate, the discount rate and the terminal growth rate, and they were determined by considering the historical performance of the acquiree, internal forecasts, relevant industry forecasts and market developments. These factors, particularly the revenue growth rate, are subject to a high degree of judgment and complexity, and are highly sensitive. Because of the lack of operating history and expected rapid growth of the acquiree, the Company supplemented its income approach method with the use of a market-based method which considers EBITDA multiples based on market data of comparable companies engaged in similar operations and economic characteristics. Based on the results, the fair value of the acquiree was determined to exceed its carrying value as of December 31, 2024. In reaching this determination, the Group gave due consideration to the market capitalization of the Company when compared with its consolidated net book value. Management estimated the fair value of the remaining reporting unit by using the income approach, which considered a number of factors, including revenue growth rate, discount rate and terminal growth rate.

12.Property and equipment, net

Property and equipment consists of the following:

	December 31,
	2023	2024
	RMB	RMB
Gross carrying amount
Servers, computers and equipment	284,157	299,919
Construction in progress	248,788	415,430
Leasehold improvements	32,387	33,474
Others	12,045	12,104
Total	577,377	760,927
Less: accumulated depreciation
Servers, computers and equipment	(210,557)	(234,495)
Leasehold improvements	(30,536)	(31,403)
Others	(9,519)	(11,021)
Total	(250,612)	(276,919)
Property and equipment, net	326,765	484,008

Depreciation expense for the years ended December 31, 2022, 2023 and 2024 were RMB43,413, RMB46,803 and RMB39,945, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

13.Intangible assets, net

The following table summarizes the Group’s intangible assets:

	December 31,
	2023	2024
	RMB	RMB
Gross carrying amount
Platform content	126,072	127,954
Trademark	38,955	39,536
License	32,000	32,000
Licensed copyrights of video content	31,133	55,094
Technology and domain name	13,618	13,745
Software	9,665	11,503
Total of gross carrying amount	251,443	279,832

Less: accumulated amortization
Platform content	(34,520)	(53,314)
Trademark	(6,787)	(10,483)
License	(12,089)	(14,222)
Licensed copyrights of video content	(25,380)	(31,661)
Technology and domain name	(7,051)	(9,609)
Software	(3,877)	(7,353)
Total accumulated amortization	(89,704)	(126,642)
Intangible assets, net	161,739	153,190

Amortization expense for the years ended December 31, 2022, 2023 and 2024 were RMB58,599, RMB54,320 and RMB 36,555, respectively.

As of December 31, 2024, intangible assets amortization expense arising from above intangible assets for future years is expected to be as follows:

Amortization expense
Year ended December 31,	of intangible assets
RMB
2025	36,691
2026	33,259
2027	31,612
2028	24,661
2029	7,857

14.Prepayments and other non-current assets

	December 31,
	2023	2024
	RMB	RMB
Interest receivables	78,440	74,656
Prepayments to vendors and content providers	58,023	47,333
Refundable lease deposits	6,895	6,109
Others	762	164
Total	144,120	128,262

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

15.Advances from customers and deferred revenue

	December 31,
	2023	2024
	RMB	RMB
Deferred revenue, current	394,120	263,603
Advances from customers	18,137	2,025
Total current advances from customers and deferred revenue	412,257	265,628
Deferred revenue, non-current	47,864	35,786
Total non-current deferred revenue	47,864	35,786

16.Accrued liabilities and other current liabilities

	December 31,
	2023	2024
	RMB	RMB
Revenue sharing fees	810,718	778,407
Salaries and welfare	172,498	169,022
License fees and content cost	86,662	74,590
Payable for construction in progress	61,016	72,090
Marketing and promotion expenses	107,709	58,877
Bandwidth costs	87,818	44,096
Deposits from content providers, suppliers and advertising customers	18,867	41,400
Other taxes payable	32,154	34,652
Others	97,385	87,815
Total	1,474,827	1,360,949

17.Cost of revenues

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenue sharing fees and content costs	7,535,690	5,378,413	4,625,077
Bandwidth costs	537,921	360,660	237,441
Salaries and welfare	288,141	241,243	233,669
Payment handling costs	100,367	64,665	42,303
Share-based compensation	31,955	16,137	15,566
Others	116,652	118,007	115,605
Total	8,610,726	6,179,125	5,269,661

18.Other income, net

Other income is primarily comprised of gains recognized for government grants which represent cash subsidies received from the PRC government. For the years ended December 31, 2022, 2023 and 2024, the Company recognized government grants as other income amounting to RMB148,467 and RMB41,551 and RMB27,992, respectively.

19.Taxation

(a)PRC value-added tax and related surcharges

The Group is subject to value-added tax (“VAT”) and related surcharges on the revenues earned for services provided in the PRC. Net revenues are presented after netting off the VAT. The primary applicable rate of VAT is 6% for the years ended December 31, 2022, 2023 and 2024. All entities in PRC are also subject to surcharges on value-added tax payments in accordance with PRC law.

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

Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any withholding tax in Hong Kong. For the years ended December 31, 2022, 2023 and 2024, the first HK$2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

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

The Group’s PRC entities provided for enterprise income tax are as follows:

●	Huya Technology applied an EIT rate of 15% as an HNTE for the taxation years of 2022, 2023 and 2024.
●	Guangzhou Huya renewed its HNTE qualification in 2024 and with a continued preferential income tax rate of 15% from 2024 to 2026.
●	Hainan Huya was qualified as an EIE in Hainan free trade port, and enjoyed the preferential tax rate of 15% for five years starting from 2020.
●	Most of the remaining PRC subsidiaries and VIEs were subject to 25% EIT for the years presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.Taxation (continued)

(b)Income taxes (continued)

(iv)PRC (continued)

According to a new tax incentives policy promulgated by the State Tax Bureau of the PRC on March 26, 2023 (“Super Deduction”), the additional tax deduction amount for qualified research and development expenses was increased from 75% to 100%, effective from 2023.

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at the standard rate of 5% (if the immediate holding company in Hong Kong is the beneficial owner of the FIE and owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and withholding taxes should be accrued accordingly. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely.

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2023 and 2024 are approximately RMB2,530,069 and RMB2,360,401 respectively. The undistributed earnings and reserves of the Group entities located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends from the undistributed earnings or reserves of the Group entities located in the PRC on its ordinary shares in the foreseeable future and intends to retain its available funds and any future earnings for use in the operation and expansion of its business.

Accordingly, no deferred tax liability on 10% WHT of aggregate undistributed earnings and reserves of the Company’s entities located in the PRC had been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.Taxation (continued)

(b)Income taxes (continued)

Composition of income tax expenses (benefits)

Loss before income tax expenses for the years ended December 31, 2022, 2023 and 2024 were taxed within the following jurisdictions:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
PRC entities	(492,143)	(406,503)	(233,630)
Non-PRC entities	(30,646)	215,199	199,175
Total	(522,789)	(191,304)	(34,455)

The current and deferred portion of income tax expenses included in the consolidated statements of comprehensive income for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Income tax expenses applicable to China operations
Current income tax expenses	—	—	518
Deferred income tax expenses	19,987	—	—
Subtotal income tax expenses applicable to China operations	19,987	—	518
Income tax expenses applicable to Non-PRC operations
Current income tax expenses	6,864	17,222	17,023
Deferred income tax benefits	(2,487)	(4,007)	(4,041)
Subtotal income tax expenses applicable to Non-PRC operations	4,377	13,215	12,982
Total income tax expenses	24,364	13,215	13,500

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation between the statutory income tax rate and the effective tax rate is as follows:

	For the year ended December 31,
	2022	2023	2024
PRC Statutory income tax rate	25.0%	25.0%	25.0%
Effect of tax holiday and preferential tax benefits	(8.4)%	(19.1)%	(42.9)%
Effect of varying tax rates available in different jurisdictions (i)	2.0%	22.8%	64.8%
Permanent differences (ii)	(6.3)%	(10.3)%	10.5%
Change in valuation allowance	(27.8)%	(58.7)%	(241.8)%
Effect of Super Deduction available to the Group	10.8%	33.4%	145.2%
Effective income tax rate	(4.7)%	(6.9)%	(39.2)%
Effect of tax holidays inside the PRC on basic earnings per share/ADS (RMB)	0.28	0.28	(0.19)
(i)	For the years ended December 31, 2022, 2023 and 2024, the effect of varying tax rates in different jurisdictions is mainly driven by the interest income derived from short-term deposits and long-term deposits which are subject to an income tax rate of 0% under the tax laws of Cayman Islands, partially offset by the loss arising from overseas business which is subject to an income tax rate of 17% under the tax laws of Singapore for 2022 and 2023, while the impact of tax arising from overseas business was not material for 2024.
(ii)	Permanent differences mainly arise from expenses not deductible for tax purposes including primarily share-based compensation costs and expenses incurred by subsidiaries and VIEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.Taxation (continued)

(b)Income taxes (continued)

Deferred tax assets and liabilities

Deferred taxes are measured using the enacted tax rates for the years in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2023 and 2024 are as follows:

	December 31,
	2023	2024
	RMB	RMB
Tax loss carried forwards	387,083	455,210
Impairment loss of investments	29,570	47,920
Unrealized profit arising from elimination of inter-company transactions	6,326	4,478
Deferred revenue	2,302	1,856
Others	3,428	2,557
	428,709	512,021
Less: Valuation allowance (i)	(428,709)	(512,021)
Total deferred tax assets	—	—
Deferred tax liabilities
Identifiable intangible assets arising from the Acquisition	(21,784)	(18,025)
Unrealized gains on investments	(20,533)	(5,380)
Total deferred tax liabilities	(42,317)	(23,405)
Net deferred tax liabilities	(42,317)	(23,405)
(i)	Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including operating losses incurred in recent periods, future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowances as of December 31, 2023 and 2024 were provided for net operating loss carry forwards, because such deferred tax assets are not more likely than not to be realized based on the Group’s estimate of the future taxable income to be derived by the subsidiaries. If events including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry forwards; and (iii) tax planning strategies occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Movement of valuation allowance

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	171,236	316,469	428,709
Additions	146,749	114,815	85,458
Reversals	(1,516)	(2,575)	(2,146)
Balance at end of the year	316,469	428,709	512,021

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.Taxation (continued)

(b)Income taxes (continued)

Tax loss carry forwards

As of December 31, 2024, total tax losses carried forward of the Company’s subsidiaries and VIEs in the PRC amounted to RMB1,823,935, which were expected to expire if not utilized between 2025 and 2034. The accumulated tax losses of a subsidiary incorporated in Singapore of RMB931,154 subject to the agreement of the relevant tax authorities, is allowed to be carried forward to offset against future taxable profits. Such carried forward tax losses in Singapore have no time limit.

In accordance with Singapore Tax Administration Law, the Singapore tax authorities generally have up to four years to claw back underpaid tax if the year of assessment is 2008 onwards. Accordingly, tax filings of the Group’s Singapore subsidiary for tax years 2019 through 2022 remain subject to the review by the relevant Singapore tax authorities. There were no ongoing tax examinations as of December 31, 2024 by Singapore tax authorities.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax filings from 2020 through 2024 remain open to examination by the respective tax authorities.

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

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

During the year ended December 31, 2024, 2,043,276 Class A ordinary shares were issued for the exercised share options and vested restricted share units. Besides, no Class B ordinary shares were converted to Class A ordinary shares.

As of December 31, 2024, 74,845,398 Class A ordinary shares and 150,386,517 Class B ordinary shares had been issued and outstanding, respectively.

In August, 2023, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$100 million of its ADSs or ordinary shares over a 12-month period. In August 2024, the Board authorized an extension of the expiry date of the share repurchase program to March 31, 2025. In March 2025, the Board has authorized another extension of the share repurchase program to March 31, 2026. During the year ended December 31, 2023 and 2024, the Company had repurchased 9,158,997 ADSs and 9,894,730 ADSs with an aggregate of US$29 million (equivalent to RMB206,345) and US$35 million (equivalent to RMB248,332) under this program, of which RMB202,422 and RMB247,890 has been paid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

21.Share-based compensation

Compensation expense recognized for share-based awards granted by Huya was RMB156,478, RMB74,525 and RMB54,622 respectively during the years ended December 31, 2022, 2023 and 2024.

Compensation expense recognized for share-based awards granted by Tencent was nil, RMB3,740 and RMB9,898 respectively during the years ended December 31, 2022, 2023 and 2024.

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

Huya 2024 Share Incentive Plan

On December 17, 2024, the Board of Directors of the Company approved the establishment of the Huya 2024 Share Incentive Plan for the purpose of providing incentives for employees with outstanding performance to generate superior returns to the Group. The plan shall be valid and effective for 10 years from the establishment date. The maximum number of shares that may be issued pursuant to all awards under the plan shall be 15,846,000 shares, including incentive share options and restricted share units.

(i)Options

Grant of options

During the years ended December 31, 2022, 2023 and 2024, no share options had been granted to employees or non-employees.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

21.Share-based compensation (continued)

(i)Options (continued)

Vesting of options (continued)

Movements in the number of share options granted and their related weighted average exercise prices are as follows:

			Weighted
		Weighted	average	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual life	value
	options	price (US$)	(years)	(US$)
As of December 31, 2021	259,315	2.5500	5.60	1,138
Forfeited	—
Exercised	(133,313)	2.5500
As of December 31, 2022	126,002	2.5500	4.60	176
Forfeited	—
Exercised	(7,000)	2.5500
As of December 31, 2023	119,002	2.5500	3.60	132
Forfeited	—
Exercised	(37,502)	2.5500
As of December 31, 2024	81,500	2.5500	2.60	42
Unvested at December 31, 2024	—
Exercisable as of December 31, 2024	81,500	2.5500	2.60	42

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

As of December 31, 2024, there was no unrecognized share-based compensation expense of options relating to Huya 2017 Share Incentive Plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

21.Share-based compensation (continued)

(ii)Restricted share units

Grant of restricted share units

During the years ended December 31, 2022, 2023 and 2024, the Company granted 5,084,817, 2,787,407 and 2,732,585 restricted share units to employees respectively.

Vesting of restricted share units

There are mainly four types of vesting schedule for employees, which are: i) 50% of the restricted share units will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, ii) restricted share units will be vested in four equal installments over the following 48 months, iii) restricted share units will be vested in two equal installments over the following 24 months, and iv) 25% of the restricted share units will be vested after 9 months of the grant date and the remaining 75% will be vested in three equal installments over the following 36 months.

The following table summarizes the activity of all restricted share units for the years ended December 31, 2022, 2023 and 2024:

		Weighted
	Number of	average
	restricted	grant-date
	share units	fair value (US$)
Outstanding, December 31, 2021	6,841,198	15.5702
Granted	5,084,817	3.1233
Forfeited	(1,731,659)	13.4427
Vested	(2,921,887)	14.4987
Outstanding, December 31, 2022	7,272,469	7.8046
Granted	2,787,407	2.8824
Forfeited	(1,365,256)	7.2654
Vested	(3,546,222)	8.5540
Outstanding, December 31, 2023	5,148,398	4.7664
Granted	2,732,585	4.1986
Forfeited	(459,733)	4.6775
Vested	(3,139,694)	4.7799
Outstanding, December 31, 2024	4,281,556	4.4037
Expected to vest at December 31, 2024	4,010,925	4.3732

For the years ended December 31, 2022, 2023 and 2024, the Company recorded share-based compensation of RMB156,478, RMB78,265 and RMB64,520 using the graded vesting attribution method.

As of December 31, 2024, total unrecognized compensation expense relating to the restricted share units was RMB71,109. The expense is expected to be recognized over a weighted average period of 1.05 year using the graded-vesting attribution method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

22.Net loss per share

Basic and diluted net income per share for the year ended December 31, 2022, 2023 and 2024 are calculated as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders	(547,673)	(204,519)	(47,955)
Numerator for basic and diluted net loss per share	(547,673)	(204,519)	(47,955)
Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B ordinary shares outstanding	241,437,842	243,025,428	231,533,388
Denominator for diluted calculation	241,437,842	243,025,428	231,533,388
Net loss per ordinary share
—Basic	(2.27)	(0.84)	(0.21)
—Diluted	(2.27)	(0.84)	(0.21)
Net loss per ADS*
—Basic	(2.27)	(0.84)	(0.21)
—Diluted	(2.27)	(0.84)	(0.21)

*Each ADS represents one Class A ordinary share.

The share options and restricted share units were excluded in the computation of diluted loss per share for the year ended December 31, 2022, 2023 and 2024 because the inclusion of such share awards would be anti - dilutive.

23.Related party transactions

For the years ended December 31, 2022, 2023 and 2024, significant related party transactions were as follows:

Transactions with Tencent

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Advertising, sub-licensing and other revenues from Tencent	22,073	118,844	651,495
Content costs charged by Tencent (i)	539,451	249,536	217,527
Operation support services provided by Tencent	225,808	142,372	104,318
Acquisition under common control (ii)	—	574,826	—
Others	12,867	6,422	6,422
(i)	In April 2021, the Group entered into a related party transaction with a fellow subsidiary of Tencent to purchase an exclusive license for broadcasting League of Legends tournaments during the period from 2021 to 2025, with a total consideration of RMB2,013 million. In January 2023 and September 2024, the Group has entered into supplemental agreements to the above-mentioned agreement with Tencent to update the authorised right, licensed scope and total consideration respectively (Note 26).
(ii)	In December 2023, the Company acquired a global mobile application service provider from a fellow subsidiary of Tencent for an aggregate cash consideration of RMB574,826, of which RMB546,084 was paid by the Company in 2023 and the remaining balance of RMB28,770 was paid in February 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.Related party transactions (continued)

Transactions with entities over which Tencent and/or Huya have significant influence (“Tencent and Huya’s related parties”)

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Content costs and revenue sharing fees charged by Tencent and Huya’s related parties	100,627	61,272	38,069
Advertising, sub-licensing and other revenues from Tencent and Huya’s related parties	13,072	23,902	17,575
Others	18,213	29,178	1,810

As of December 31, 2023 and 2024, the amounts due from/to related parties are as follows:

	December 31,
	2023	2024
	RMB	RMB
Prepaid assets and amounts due from related parties, net
Tencent	147,776	202,157
Others	1,089	5,710
Less: credit loss provision	(217)	(302)
Total	148,648	207,565
Amounts due to related parties
Tencent	141,743	142,662
Others	35,971	18,867
Total	177,714	161,529

The following table presents the movements of the credit loss provision related to amounts due from related parties for the years ended December 31, 2022, 2023 and 2024:

	For the years ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	(393)	(302)	(217)
Current year provision	(139)	(219)	(100)
Current year reversal	230	304	15
Balance at end of the year	(302)	(217)	(302)

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

The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2023 and 2024:

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Available-for-sale debt investments (i)	—	—	428,512	428,512

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

24.Fair value measurements (continued)

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Available-for-sale debt investments (i)	—	—	283,054	283,054
(i)	Available-for-sale debt investments are investments made by the Group without readily determinable fair values as set out in Note 10, which were categorized as Level 3 in the fair value hierarchy. These investments were valued based on a model utilizing unobservable inputs requiring significant management judgment and estimation. The Company uses a combination of valuation methodologies, including income approaches based on the Company’s best estimate, which is determined by using information including but not limited to future cash flow forecasts, liquidity factors and multiples of a selection of comparable companies.

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

For the year ended December 31, 2024, the Company recognized credit impairment and non - credit losses with aggregated amounts of RMB66,339 and RMB79,119 related to these available - for - sale debt investments.

The roll forward of Level 3 investments are as follows:

Total
Fair value of Level 3 investments as at December 31, 2022	384,076
New additions	80,247
Recognised in net loss	(14,987)
Recognised in other comprehensive income (loss)	(20,824)
Fair value of Level 3 investments as at December 31, 2023	428,512
New additions	—
Recognised in net loss	(66,339)
Recognised in other comprehensive income (loss)	(79,119)
Fair value of Level 3 investments as at December 31, 2024	283,054

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

An observable price change is usually resulting from new rounds of financing of the investees. The Group determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Group by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Group, the Group adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Group by using the back-solve method based on the equity allocation model with adoption of some key parameters such as risk-free rate and equity volatility or market approach by using the selection of comparable companies operating in similar businesses and etc. For the years ended December 31, 2023 and 2024, no gain or loss on fair value changes of investment were recognized due to the observable price change of the investments without readily determinable fair value.

Certain privately held investments accounted for using the measurement alternative election were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering factors including, but not limited to, (i) adverse performance and cash flow forecasts of investees; (ii) adverse industry developments affecting investees; and (iii) adverse regulatory, social, economic or other developments affecting investees. For the year ended December 31, 2022, 2023 and 2024, an impairment charge of RMB55,201, RMB210,813 and RMB166,127 was recognized as an impairment loss for these equity investments without readily determinable fair values. As of December 31, 2023 and 2024, the fair value of these impaired investments measured at Level 3 inputs were RMB65,936 and RMB15,438 respectively. The fair value of the privately held investments was measured based on significant inputs as detailed in Note 10.

Apart from the short-term investments, equity investments measured at fair value through earnings and available-for-sale debt investments, the Group’s other financial instruments principally consist of cash and cash equivalents, short-term deposits, long-term deposits, accounts receivable, net, other receivables, prepaid assets and amounts due from related parties, net, accounts payable, certain accrued expenses. These financial instruments are recorded at cost which approximates fair value.

25.Leases

The Company entered into operating lease agreements primarily for offices and land.

The following table summarizes the lease expense for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating lease expense	44,754	41,126	40,670
Short-term lease expense	13,543	12,730	13,884
Total lease expense	58,297	53,856	54,554
Weighted-average remaining lease term (in years) – operating leases			1.8
Weighted-average discount rate – operating leases			4.8%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

25.Leases (continued)

As of December 31, 2024, future minimum lease payments under non-cancellable operating lease agreements for which the Group has recognized operating lease right-of-use assets and liabilities were as follows:

For the year ending December 31,	Future minimum payments
RMB
2025	29,277
2026	21,459
Total undiscounted cash flows	50,736
Less: imputed interest	(2,108)
Total	48,628

Supplemental cash flow information related to leases for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the year end December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash paid for operating leases	38,035	34,090	32,429
Lease liabilities arising from obtaining right-of-use assets	13,567	74,876	2,120

26.Commitments and contingencies

(a)Operating commitments

As of December 31, 2024, future minimum payments under non-cancelable agreements consist of the following,

Operating commitments
RMB
2025	4,752
2026	3,527
8,279

The commitments presented above mainly consist of property management fees, short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of-use assets and lease liabilities.

(b)Purchase obligations

In 2021, the Group signed a contract to purchase an exclusive license for broadcasting League of Legends matches from a fellow subsidiary of Tencent during the period from 2021 to 2025 at an aggregate purchase price of RMB2,013 million. In January 2023, as a result of a supplemental agreement with Tencent, the Group no longer had any sub-licensing rights and the aggregate purchase price was decreased to RMB450 million, attributable to the period from 2023 to 2025. In September 2024, as a result of a supplemental agreement with Tencent, the aggregate purchase price was further decreased to RMB230 million. The unpaid purchase price was RMB155 million as of December 31, 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

26.Commitments and contingencies (continued)

(c)Capital and other commitments

As of December 31, 2024, the Group had outstanding capital expenditures contracted for construction in progress and investment totaling RMB308,265 are analyzed as follows.

Capital commitments
RMB

Construction in progress	284,265
Investment	24,000
308,265

(d)Legal proceedings

The Group records a liability when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. The Group evaluates, on a regular basis, developments in litigation matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate.

As of December 31, 2024, there were a few significant pending claims related to live streaming broadcasters recruitment and alleged copyright infringement with an aggregate amount of RMB248 million, among which the Group has recorded RMB24 million based on the probable and reasonable estimate. The rest of the potential claims amounts were related to cases which are in the early stage or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions, the Group is unable to estimate the reasonably possible loss as the proceedings timing and outcome of pending litigation is inherently uncertain.

27.Subsequent events

On March 17, 2025, the board of directors of the Company have approved a cash dividend plan for the years 2025, 2026, and 2027 (the “2025-2027 Dividend Plan”) for the purpose of enhancing shareholder returns and optimizing the Company’s capital structure. The 2025-2027 Dividend Plan consists of a special cash dividend to be paid in 2025 (the “2025 Cash Dividend”) and special cash dividends currently expected to be paid in 2026 and 2027 (the “Expected 2026 and 2027 Dividends”).

The 2025 Cash Dividend will be paid to holders of ordinary shares and holders of ADSs of record as of the close of business on June 17, 2025, in U.S. dollars, in an amount of US$1.47 per ordinary share or US$1.47 per ADS. The total amount of cash to be distributed for the 2025 Cash Dividend is expected to be approximately US$340 million, which will be funded by surplus cash on the Company’s balance sheet. The payment date for holders of ordinary shares and holders of ADSs is expected to be on or around June 30, 2025.

The Expected 2026 and 2027 Dividends consist of dividends in cash in the aggregate amount expected to be no less than US$30 million in 2026 and no less than US$30 million in 2027, to be paid to the holders of ordinary shares and ADSs of the Company. With respect to the Expected 2026 and 2027 Dividends, the Board reserves full discretion relating to the determination to make such dividend distributions and the amount, timing, and other specifics of such distributions, depending on the Company’s operations and earnings, cash flow, financial condition, capital requirements and applicable foreign exchange laws and regulations in China, and other factors that the Board may deem relevant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

28.Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB782,614 and RMB1,160,828 as of December 31, 2023 and 2024. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company.

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

For the year ended December 31, 2024, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2024 and the condensed financial information of the Company are not required to be presented.