Form 20-F
period 2025-12-31
HUYA Inc.
filed 2026-04-27
CIK 1728190

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Junhong Huang

Director and Acting Chief Executive Officer

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

As of December 31, 2025, there were 223,533,296 ordinary shares outstanding, being the sum of 73,146,779 Class A ordinary shares and 150,386,517 Class B ordinary shares.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report to:

●	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;
●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;
●	“MAUs” or “monthly active users” for any period refers to the sum of users who accessed our domestic and overseas platforms and services (primarily the domestic Huya Live platform, our global mobile application service platform, our overseas game live streaming platform, and related services), inclusive of users across all devices (mobile, PC and web), at least once during such relevant period. The calculations of our MAUs may not reflect the actual number of people who accessed our platform; for example, it is possible that some people may use more than one device, or some people may share one device, or some people may access our platform through multiple channels. Average MAUs for any period is calculated by dividing (i) the sum of our MAUs for each month during such relevant period, by (ii) the number of months during such relevant period;
●	“paying users” for any period refers to the sum of user accounts that purchased various products and services on our domestic Huya Live platform and related services at least once during such relevant period. Beginning in the fourth quarter of 2023, we added the users who purchased game-related services toward our total paying users without eliminating duplicates, as we rolled out certain new business in the process of our strategic transformation; users who made in-game purchases through our game distribution business but did not pay via our platform or related services are not included. A paying user is not necessarily a unique user, however, as a unique user may set up multiple paying user accounts on our platform;
●	“RMB” and “Renminbi” refer to the legal currency of mainland China;
●	“shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“Tencent” refers to Tencent Holdings Limited and its subsidiaries;
●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;
●	“the variable interest entity” or “the VIE” refers to Guangzhou Huya Information Technology Co., Ltd., or Guangzhou Huya; and
●	“we,” “us,” “our company,” “our” and “Huya” refer to HUYA Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include the variable interest entity and its subsidiaries in mainland China.

We present our financial results in RMB. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the rate at RMB6.9931 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of December 31, 2025.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “future,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the live streaming industry and the game industry in mainland China and internationally;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our ability to retain and grow our user reach, broadcasters, talent agencies, business partners for game-related services and advertisers and expand our product and service offerings;
●	competition in our industry;
●	general economic and business conditions in mainland China and elsewhere;
●	our ability to monetize the user base;
●	laws, government policies, regulations, rules and guidelines relating to our industry; and
●	assumptions underlying or related to any of the foregoing.

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

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE

HUYA Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIE. We conduct our operations primarily through our subsidiaries and the VIE in mainland China. Laws and regulations of mainland China restrict and impose conditions on foreign direct investment in companies that engage in internet and other related businesses, including the provision of internet content. Therefore, we operate such business in mainland China through the variable interest entity, Guangzhou Huya Information Technology Co., Ltd., or Guangzhou Huya, which we may refer to as “the VIE” and “the variable interest entity” in this annual report, and rely on contractual arrangements among Guangzhou Huya Technology Co., Ltd., or Huya Technology, our subsidiary in mainland China, the VIE and its nominee shareholders to control the business operations of the VIE. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Such structure enables investors to share economic interests in mainland China-based companies in sectors where foreign direct investment is prohibited or restricted under laws and regulations in mainland China. Revenues contributed by the VIE accounted for 95.6%, 94.1% and 91.6% of our total net revenues for the fiscal years 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company,” “our” and “Huya” refer to HUYA Inc., a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include the VIE and its subsidiaries in mainland China. Investors in our ADSs are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company and may never directly hold equity interest in the VIE in mainland China.

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

There are also uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new laws or regulations of mainland China relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIE is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the regulatory authorities of mainland China may exercise their discretion in accordance with the applicable laws and regulations in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the government of mainland China finds that the structure we have adopted for our business operations does not comply with laws and regulations of mainland China, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to penalties, including the shutting down of our platform and our business operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. Investors may never directly hold equity interests in the VIE. If the government of mainland China finds that the agreements that establish the structure for operating our business do not comply with laws and regulations of mainland China, or if these regulations or their interpretations change in the future, we could be subject to penalties or be forced to relinquish our interests in those operations. Our holding company, our subsidiaries in mainland China, the VIE, and investors of our company face uncertainty about potential future actions by the government of mainland China that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. The regulatory authorities of mainland China could disallow the VIE structure, which would likely result in a material adverse change in our operations and cause the value of our ADSs to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA for the previous fiscal years and do not expect to be so identified after we file this annual report on Form 20-F.

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

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the legal system of mainland China and the interpretation and enforcement of laws and regulations of mainland China may affect the legal protections available to you and us.”

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

Under law of mainland China, HUYA Inc. and its offshore subsidiaries may provide funding to our subsidiaries in mainland China only through capital contributions or loans, including advances, and to the VIE only through loans, including advances, subject to satisfaction of applicable government registration and approval requirements. HUYA Inc. and its offshore subsidiaries extended capital contributions of nil, nil and nil in the years ended December 31, 2023, 2024 and 2025, respectively, and advances in the amount of RMB51.0 million, RMB37.6 million and nil as of December 31, 2023, 2024 and 2025, respectively, to our subsidiaries in mainland China.

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

The VIE may transfer cash to our subsidiaries in mainland China by paying service fees according to the exclusive business cooperation agreement. Pursuant to this agreement, the VIE agrees to pay our subsidiaries in mainland China fees for technology support, business support and consulting services, subject to conditions therein. In the years ended December 31, 2023, 2024 and 2025, the VIE settled a total amount of RMB5,530.3 million, RMB4,622.5 million and RMB4,782.8 million (US$683.9 million), respectively, for services provided by our subsidiaries. Our subsidiaries in mainland China have the right to determine the service fee to be charged to the VIE under this agreement by considering, among other things, the technical difficulty and the complexity of the services, the time needed for providing such services and the specific content and business value of the services. The term of this agreement is ten years, commencing on September 17, 2020, and will be automatically renewed for an additional ten-year period provided there is no objection from our subsidiaries in mainland China. In the future, to the extent there is any fee owed to our subsidiaries in mainland China under this agreement, the VIE intends to settle it.

Neither our subsidiaries nor the VIE made cash dividends or other distributions to HUYA Inc., the holding company, or its offshore subsidiaries, in the years ended December 31, 2023, 2024 and 2025. Going forward, our subsidiaries and the VIE intend to retain most, if not all, of their available funds and any future earnings.

We declared a special cash dividend on March 19, 2024 of US$0.66 per ordinary share, or US$0.66 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on May 10, 2024, and distributed such dividend in May 2024 in a total amount of approximately US$150 million. In addition, we declared a special cash dividend on August 13, 2024 of US$1.08 per ordinary share, or US$1.08 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on October 9, 2024, and distributed such dividend in October 2024 in a total amount of approximately US$250 million. In March 2025, our board approved a cash dividend plan for the years 2025, 2026, and 2027 (the “2025-2027 Dividend Plan”) for the purpose of enhancing shareholder returns and optimizing our capital structure. The 2025-2027 Dividend Plan consists of a special cash dividend paid in 2025 (the “2025 Cash Dividend”), a special cash dividend to be paid in 2026 (the “2026 Cash Dividend”) and a cash dividend currently expected to be paid in 2027 (the “Expected 2027 Dividend”). We distributed the 2025 Cash Dividend to the holders of our ordinary shares and holders of our ADSs in June 2025. The total amount of the 2025 Cash Dividend was approximately US$340 million, which was funded by surplus cash on our balance sheet. In addition, our board approved the 2026 Cash Dividend in March 2026, which will be paid to the holders of our ordinary shares and holders of our ADSs as of the close of business on June 17, 2026, in U.S. dollars, in an amount of US$0.135 per ordinary share or US$0.135 per ADS. The total amount of cash to be distributed for the 2026 Cash Dividend is expected to be approximately US$31 million, which will be funded by surplus cash on our balance sheet. The aggregate amount of the Expected 2027 Dividend is expected to be no less than US$30 million. With respect to the Expected 2027 Dividend, our board reserves full discretion relating to the determination to make such dividend distribution and the amount, timing, and other specifics of such distribution. The dividends to be paid under the 2025-2027 Dividend Plan to our ADS holders through the depositary bank will be subject to the terms of the deposit agreement. For mainland China and U.S. federal income tax considerations of an investment in our ADSs and/or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

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

Selected Condensed Consolidating Statements of Operation Data

	For the year ended December 31, 2025
		Other	Primary	VIE and	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	beneficiary of VIE	VIE’s subsidiaries	adjustments	Totals

	(RMB in thousands)
Third-party revenues	—	411,050	133,780	5,957,570	—	6,502,400
Inter-company revenues(1)	—	9,894	4,783,206	19,540	(4,812,640)	—
Total cost and expenses(2)	3,795	(409,479)	(5,146,617)	(5,963,899)	4,813,814	(6,702,386)
Share of loss of subsidiaries, VIE and VIE’s subsidiaries(3)	(111,468)	(236,537)	(93,603)	—	441,608	—
Others, net	804	120,388	86,698	(103,820)	(1,174)	102,896
Loss before income tax	(106,869)	(104,684)	(236,536)	(90,609)	441,608	(97,090)
Income tax expenses	(5,722)	(6,784)	(1)	(299)	—	(12,806)
Share of loss from equity method investments	—	—	—	(2,695)	—	(2,695)
Net loss	(112,591)	(111,468)	(236,537)	(93,603)	441,608	(112,591)

	For the year ended December 31, 2024
		Other	Primary	VIE and	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	beneficiary of VIE	VIE’s subsidiaries	adjustments	Totals

	(RMB in thousands)
Third-party revenues	—	349,593	10,163	5,719,359	—	6,079,115
Inter-company revenues(1)	—	8,145	4,642,018	6,196	(4,656,359)	—
Total cost and expenses(2)	(6,720)	(367,111)	(4,863,336)	(5,732,001)	4,657,981	(6,311,187)
Share of loss of subsidiaries, VIE and VIE’s subsidiaries(3)	(92,013)	(213,602)	(104,374)	—	409,989	—
Others, net	54,197	140,644	102,073	(97,675)	(1,622)	197,617
Loss before income tax	(44,536)	(82,331)	(213,456)	(104,121)	409,989	(34,455)
Income tax expenses	(3,419)	(9,682)	(146)	(253)	—	(13,500)
Net loss	(47,955)	(92,013)	(213,602)	(104,374)	409,989	(47,955)

	For the year ended December 31, 2023
		Other	Primary	VIE and	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	beneficiary of VIE	VIE’s subsidiaries	adjustments	Totals

	(RMB in thousands)
Third-party revenues	—	306,969	1,326	6,686,033	—	6,994,328
Inter-company revenues(1)	—	16,650	5,534,256	—	(5,550,906)	—
Total cost and expenses(2)	(16,707)	(403,456)	(5,903,519)	(6,746,390)	5,550,894	(7,519,178)
Share of loss of subsidiaries, VIE and VIE’s subsidiaries(3)	(289,783)	(382,321)	(154,982)	—	827,086	—
Others, net	109,030	178,888	140,598	(94,625)	(345)	333,546
Loss before income tax	(197,460)	(283,270)	(382,321)	(154,982)	826,729	(191,304)
Income tax expenses	(6,702)	(6,513)	—	—	—	(13,215)
Net loss	(204,162)	(289,783)	(382,321)	(154,982)	826,729	(204,519)

Notes:

(1)

It represents the elimination of the inter-company service fees for technology support, business support and consulting fees (collectively defined as “VIE service fees”) that are charged pursuant to the exclusive business cooperation agreement.

(2)

For the years ended December 31, 2023, 2024 and 2025, VIE service fees were charged by the primary beneficiary of the VIE and other subsidiaries to the VIE and VIE’s subsidiaries amounting to RMB5,530.3 million, RMB4,622.5 million and RMB4,782.8 million, respectively. These inter-company charges were eliminated in consolidation.

(3)	It represents the elimination of the investments in the VIE, the VIE’s subsidiaries, the primary beneficiary of the VIE and other subsidiaries by HUYA Inc.

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2025
			Primary	VIE and
		Other	beneficiary	VIE’s	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	of VIE	subsidiaries	adjustments	Totals

	(RMB in thousands)
Assets
Cash and cash equivalents	1,511	181,985	505,353	3,814	—	692,663
Restricted cash	1,666	—	—	10,365	—	12,031
Short-term deposits	—	1,405,760	1,610,000	110,000	—	3,125,760
Accounts receivable, net	—	62,473	54,848	121,248	—	238,569
Prepayments and other current assets, net	2,915	77,769	194,368	272,026	—	547,078
Amounts due from related parties, net	—	24,232	5,151	261,364	—	290,747
Amounts due from Group companies, net (1)	2,740,940	—	401,911	844,155	(3,987,006)	—
Investments	—	31,132	—	265,033	—	296,165
Long-term deposits	—	—	—	—	—	—
Investment in subsidiaries, VIE and VIE’s subsidiaries(2)	2,312,249	2,526,153	1,190,235	—	(6,028,637)	—
Intangible assets, net	—	81,110	1,420	45,103	—	127,633
Right of use asset	—	283,286	14,194	6,537	—	304,017
Other assets	—	569,327	41,453	2,679	(248)	613,211
Goodwill	—	453,498	—	—	—	453,498
Total assets	5,059,281	5,696,725	4,018,933	1,942,324	(10,015,891)	6,701,372
Advances from customers and deferred revenue	—	9,045	—	250,946	—	259,991
Amounts due to Group companies(1)	120,467	3,205,384	661,155	—	(3,987,006)	—
Accrued liabilities and other current liabilities	17,004	106,217	562,085	347,131	—	1,032,437
Amount due to related parties	—	9,620	10,674	129,872	—	150,166
Other liabilities	1,846	54,210	258,866	24,140	—	339,062
Total liabilities	139,317	3,384,476	1,492,780	752,089	(3,987,006)	1,781,656
Total shareholders’ equity(2)	4,919,964	2,312,249	2,526,153	1,190,235	(6,028,885)	4,919,716

	As of December 31, 2024
			Primary	VIE and
		Other	beneficiary	VIE’s	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	of VIE	subsidiaries	adjustments	Totals

	(RMB in thousands)
Assets
Cash and cash equivalents	9,723	866,372	301,076	11,740	—	1,188,911
Restricted cash	—	—	1,140	15,891	—	17,031
Short-term deposits	—	2,940,048	705,000	430,000	—	4,075,048
Accounts receivable, net	—	29,902	597	45,545	—	76,044
Prepayments and other current assets, net	1,446	119,829	113,983	288,416	—	523,674
Amounts due from related parties, net	—	4,564	4,886	198,115	—	207,565
Amounts due from Group companies, net (1)	5,213,715	—	120,977	724,076	(6,058,768)	—
Investments	—	31,838	—	408,952	—	440,790
Long-term deposits	—	—	1,410,000	60,000	—	1,470,000
Investment in subsidiaries, VIE and VIE’s subsidiaries(2)	2,378,739	2,734,833	1,317,199	—	(6,430,771)	—
Intangible assets, net	—	106,219	1,926	45,045	—	153,190
Right of use asset	—	293,786	31,755	13,951	—	339,492
Other assets	—	417,185	193,028	2,440	(383)	612,270
Goodwill	—	463,796	—	—	—	463,796
Total assets	7,603,623	8,008,372	4,201,567	2,244,171	(12,489,922)	9,567,811
Advances from customers and deferred revenue	—	13,249	—	288,165	—	301,414
Amounts due to Group companies(1)	36,544	5,426,145	596,079	—	(6,058,768)	—
Accrued liabilities and other current liabilities	15,523	124,745	798,451	422,230	—	1,360,949
Amount due to related parties	—	9,394	17,966	134,169	—	161,529
Other liabilities	494	56,100	54,238	82,408	—	193,240
Total liabilities	52,561	5,629,633	1,466,734	926,972	(6,058,768)	2,017,132
Total shareholders’ equity(2)	7,551,062	2,378,739	2,734,833	1,317,199	(6,431,154)	7,550,679

Notes:

(1)

It represents the elimination of inter-company balances among HUYA Inc., the VIE and the VIE’s subsidiaries, and other subsidiaries. As of December 31, 2024 and 2025, the outstanding balance of amounts due from/to Group companies related to inter-company advances. There were no outstanding balances at the balance sheet date related to VIE service fees charged to the VIE and the VIE’s subsidiaries.

(2)	It represents the elimination of the investments in the VIE, the VIE’s subsidiaries, the primary beneficiary of the VIE and other subsidiaries by HUYA Inc.

Selected Condensed Consolidating Cash Flows Data

	For the year ended December 31, 2025
			Primary	VIE and
		Other	beneficiary	VIE’s	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	of VIE	subsidiaries	adjustments	Totals

	(RMB in thousands)
Net cash provided by/(used in) operating activities(1)	18,726	148,815	8,576	(352,269)	—	(176,152)
Repayment of advances received from Group companies:	2,473,167	—	(197,451)	—	(2,275,716)	—
Other investing activities	—	1,344,473	501,988	338,817	—	2,185,278
Net cash provided by/(used in) investing activities	2,473,167	1,344,473	304,537	338,817	(2,275,716)	2,185,278
Repayment of advances to Group companies:	—	(2,165,740)	(109,976)	—	2,275,716	—
Other financing activities	(2,498,192)	—	—	—	—	(2,498,192)
Net cash (used in)/provided by financing activities	(2,498,192)	(2,165,740)	(109,976)	—	2,275,716	(2,498,192)

	For the year ended December 31, 2024
			Primary	VIE and
		Other	beneficiary	VIE’s	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	of VIE	subsidiaries	adjustments	Totals

	(RMB in thousands)
Net cash provided by/(used in) operating activities(1)	151,016	374,861	(456,196)	24,602	—	94,283
Repayment of advances received from Group companies:	796,333	—	55,887	—	(852,220)	—
Other investing activities	2,067,219	1,065,082	569,072	(22,838)	—	3,678,535
Net cash provided by/(used in) investing activities	2,863,552	1,065,082	624,959	(22,838)	(852,220)	3,678,535
Repayment of advances to Group companies:	—	(852,220)	—	—	852,220	—
Other financing activities	(3,104,671)	—	—	—	—	(3,104,671)
Net cash (used in)/provided by financing activities	(3,104,671)	(852,220)	—	—	852,220	(3,104,671)

	For the year ended December 31, 2023
			Primary	VIE and
		Other	beneficiary	VIE’s	Eliminating	Consolidated
	HUYA Inc.	subsidiaries	of VIE	subsidiaries	adjustments	Totals

	(RMB in thousands)
Net cash provided by/(used in) operating activities(1)	33,061	123,828	(245,791)	56,821	—	(32,081)
Repayments/(payments) of advances from Group companies	1,122,769	—	(78,852)	—	(1,043,917)	—
Other investing activities	(881,852)	742,658	241,663	(49,263)	—	53,206
Net cash provided by/(used in) investing activities	240,917	742,658	162,811	(49,263)	(1,043,917)	53,206
Repayments of advances to Group companies	—	(1,043,917)	—	—	1,043,917	—
Other financing activities	(202,294)	—	—	—	—	(202,294)
Net cash (used in)/provided by financing activities	(202,294)	(1,043,917)	—	—	1,043,917	(202,294)

Notes:

(1)	For the years ended December 31, 2023, 2024 and 2025, cash paid by the VIE and the VIE’s subsidiaries to the primary beneficiary of the VIE and other subsidiaries for VIE service fees were RMB5,391.5 million, RMB4,410.4 million and RMB4,782.8. million, respectively.

B.Capitalization and Indebtedness

Not Applicable.

C.Reasons for the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully following this summary.

Risks Related to Our Business and Our Industry

●	If we fail to keep our existing users highly engaged, to further expand our user reach, or to effectively monetize our user base, our business, profitability and prospects may be adversely affected;
●	We may fail to attract and retain talented and popular broadcasters;
●	We may fail to offer attractive content, in particular popular game content, on our platform;
●	We are undertaking a strategic transformation to expand our presence in the game industry. We cannot assure you that the transformation will succeed or achieve anticipated effect, and our results of operations may be materially and adversely affected as a result;
●	We face competition in several major aspects of our business. If we fail to compete effectively, our business, results of operations and financial condition may be negatively impacted;
●	Intensified government regulations, rules or guidelines of the internet industry in mainland China could restrict our ability to maintain or increase the level of user traffic to, and user spending on, our platform as well as our ability to tap into other market opportunities, and negatively impact our businesses, results of operations, or financial condition;
●	If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations may be materially and adversely affected;
●	We cooperate with various talent agencies to manage and recruit our broadcasters. If we are not able to maintain our relationship with talent agencies, in particular the platinum talent agencies which possess the capacity to produce a large volume of high-quality content and manage a considerable pool of talent, our operations may be materially and adversely affected;
●	Significant revenue sharing fees and content costs on our platform have had and may continue to have an adverse effect on our business, financial condition and results of operations;
●	We are subject to risks associated with operating in a rapidly changing industry and a relatively new market;
●	We have made investments in applications of AI technologies and other technological advancements, and may face uncertainties with respect to their commercialization and the evolving laws and regulations applicable to us;
●	Our revenue model for live streaming may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit; and

●	Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.

Risks Related to Our Relationship with Our Controlling Shareholder

●	Our controlling shareholder will control the outcome of shareholder actions in our company;
●	We may have conflicts of interest with Tencent and, because of Tencent’s controlling ownership interest in our company, we may not be able to resolve such conflicts on favorable terms for us;
●	If we are no longer able to benefit from our business cooperation with Tencent, our business may be adversely affected; and
●	Any negative development in Tencent’s market position and reputation, brand recognition and financial condition may materially and adversely affect our user base and brand image.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIE and we conduct operations in mainland China primarily through (i) our subsidiaries in mainland China and (ii) the VIE, with which we have maintained contractual arrangements, and its subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the government of mainland China finds that the structure we have adopted for our business operations does not comply with laws and regulations of mainland China, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to penalties, including the shutting down of our platform and our business operations. Our holding company in the Cayman Islands, the VIE, and investors of our company face uncertainty about potential future actions by the government of mainland China that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. The regulatory authorities of mainland China could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value;
●	We rely on contractual arrangements with the variable interest entity and its shareholders for the operation of our business, which may not be as effective as direct ownership. If the variable interest entity and its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation; and
●	The shareholders of the VIE have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

Risks Related to Doing Business in Mainland China

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections;
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment;

●	Our mainland China operations are governed by PRC laws and regulations. The PRC government may have certain oversight and discretion over the conduct of our business, and may regulate or influence our operations to advance regulatory and societal goals and policy positions, which could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The significant oversight and discretion of the government of mainland China over our business operation could result in a material adverse change in our operations and the value of our ADSs;”
●	Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model;”
●	Changes in the economic, political or social conditions or government policies in mainland China could have a material adverse effect on our business and operations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Changes in the economic, political or social conditions or government policies in mainland China could have a material adverse effect on our business and operations;”
●	Uncertainties with respect to the legal system of mainland China may adversely affect us. Since the interpretation and enforcement of certain laws and regulations may involve uncertainties and may affect the legal protections available to you and us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the legal system of mainland China and the interpretation and enforcement of laws and regulations of mainland China may affect the legal protections available to you and us;”
●	The PRC government may exert more control over offerings conducted overseas by and/or foreign investment in our company, which could result in a material change in our operations and/or the value of our securities. Any actions by the PRC government to exert more oversight and control over offshore offerings could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. The approval of and filing with the China Securities Regulatory Commission or other government authorities in mainland China may be required in connection with our future offshore offerings and capital raising activities under law of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The approval of and filing with the China Securities Regulatory Commission or other government authorities in mainland China may be required in connection with our future offshore offerings and capital raising activities under law of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing;” and
●	The funds in our subsidiaries in mainland China or the VIE may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of our holding company, our subsidiaries or the VIE by the PRC laws and regulations on currency conversion. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Our subsidiaries in mainland China and the variable interest entity are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

Risks Related to Our ADSs

●	The trading price of our ADSs has been volatile and may be volatile regardless of our operating performance;
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial;
●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs; and

●	We believe that we were likely a passive foreign investment company for U.S. federal income tax purposes for the taxable year ended December 31, 2025, which could subject United States investors in our ADSs or Class A ordinary shares to adverse U.S. federal income tax consequences.

Risks Related to Our Business and Our Industry

If we fail to keep our existing users highly engaged, to further expand our user reach, or to effectively monetize our user base, our business, profitability and prospects may be adversely affected.

Our success depends on our ability to maintain and grow our user base and keep our users highly engaged. In order to attract, retain and engage users and remain competitive, we must continue to innovate our products and services, implement new technologies and strategies, offer interesting content, improve features of our platform and stimulate interactions in our community.

A decline user activity or engagement may adversely affect the vibrancy of our community, which may in turn reduce our monetization opportunities and have a material and adverse effect on our business, financial condition and results of operations. If we are unable to maintain strong user engagement or effectively monetize our user base, our revenues may decline and our results of operations and financial condition may suffer.

We cannot assure you that our platform will remain sufficiently popular with users to offset the costs incurred to operate and expand it. It is vital to our operations that we remain sensitive and responsive to evolving user preferences and offer content that attracts our users. We must also keep providing our users with new features and functions to enable superior content viewing and social experience. We will need to continue to develop and improve our platform and to enhance our brand awareness, which may require us to incur substantial costs and expenses. We cannot assure you that increased costs and expenses will effectively translate into improved user traffic or engagement. Additionally, if we decide to consciously scale back our marketing and promotional expenditures, we may experience a decline in user base and user engagement on our platform, which may in turn adversely affect our results of operations. Furthermore, as we increasingly expand our user reach beyond our own platforms, our ability to effectively manage and monetize user engagement across diverse third-party content platforms is subject to various uncertainties, which may in turn adversely affect our results of operations.

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

In addition to our most popular broadcasters, we must continue to attract and retain talented and productive broadcasters in order to maintain and increase our content offerings and ensure the sustainable growth of our game live streaming community. We must identify and acquire potential talented broadcasters and provide them with sufficient resources. We cooperate with talent agencies to recruit, manage, train and support our broadcasters. However, we cannot assure you that we can continue to maintain the same level of attractiveness to our broadcasters and talent agencies. Furthermore, as we continue to optimize our operational efficiency and potentially adjust our spending on broadcaster incentives, we may face increased challenges in retaining broadcasters. In addition, we engage in directly managing certain broadcasters to produce and distribute content on our own platforms or on various third-party content platforms, which may pose additional operational complexities and management challenges.

Broadcasters on our platform, including those who have entered into exclusivity agreements with us, may leave us for other platforms which may offer better services and terms than we do. Furthermore, we may lose broadcasters if the talent agencies that manage them are unable to reach or maintain satisfactory cooperation arrangements with such broadcasters. In addition, if talented and popular broadcasters cease to contribute content to our platform, or their live streams fail to attract users, we may experience a decline in user base and user engagement, which may have a material and adverse impact on our results of operations and financial conditions.

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

Moreover, there are uncertainties with respect to the interpretation and implementation in practice of the laws and regulations governing online games. Pursuant to laws and regulations in mainland China, operators who operate online games without governmental pre-approval are prohibited from publishing and operating such games. The grants of pre-approval for online game operation have not be stable historically and the likelihood of successfully obtaining one is uncertain. Additionally, regulatory actions have been taken over the past few years to further regulate the game industry. For example, on August 30, 2018, the government of mainland China issued a notice implementing a plan to protect the eyesight of teenagers, which, among other things, regulates the number of online games and new releases. On August 30, 2021, the government of mainland China issued a Notice on Further Strengthening the Management and Effectively Preventing Minors from Becoming Addicted to Online Games, which became effective on September 1, 2021 and imposes compliance obligations on game operators to limit minors’ gaming time and implement real-name verification. On April 12, 2022, the government of mainland China issued a Notice on Strengthening the Administration of Live Streaming Games on the Online Audio-Visual Program Platforms, which strictly prohibits dissemination of any illegal games. Given that, if game publishers and operators fail to maintain the normal publication and operation of their online games, or if they fail to obtain or make the necessary approvals and filings of their online games, our content offerings may be negatively impacted, and we may be subject to penalties for live streaming or promoting such games on our platform.

In addition, in response to our users’ interests, we also offer other entertainment content genres. We actively track viewership growth and community feedback to identify trending content and encourage our broadcasters and talent agencies to create content that caters to users’ constantly changing taste. We also cooperate with broadcasters, talent agencies and other video content creators to offer video content such as gameplay videos, e-sports videos, and other videos, to cater for the increasing needs for diversified content of our users. However, if we fail to continue to expand and diversify our content offerings, identify trending and popular genres, or maintain the quality of our content, we may experience decreased viewership and user engagement, which may materially and adversely affect our results of operations and financial conditions.

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

We are committed to serving the evolving needs of game enthusiasts, content creators and our partners across the game value chain. We are undertaking a strategic transformation to expand our presence in the game industry, exploring new opportunities that complement our user community and content ecosystem to drive sustainable long-term business development. In doing so, since August 2023, we have been implementing various initiatives to drive a shift in our commercialization roadmap by offering more game-related services, such as game distribution, in-game item sales and game advertising, while also optimizing content creators’ income structure to boost their financial rewards and better align our content costs with our revenues. To achieve these goals, we are proactively adjusting various aspects of our business for a more targeted allocation of internal resources.

While we aim to increase the proportion of revenues from game-related services and achieve a more balanced revenue mix across the value chain, these initiatives may cause some volatility in our results of operations and financial conditions in the near term. We are also exploring game publishing opportunities, For example, we launched our co-published title Goose Goose Duck mobile in the Chinese mainland in January 2026, and we may face additional risks and challenges in connection with such initiatives. Additionally, as we have limited experience in game industry, our efforts in expanding our business presence in the game industry may not succeed and we may not be able to generate sufficient revenue to cover our investment and become profitable. In addition, our success to expand our presence in the game industry depends on our ability to maintain existing relationships and establish new relationships with game companies on terms and conditions acceptable to us, which we may fail to secure.

We face competition in several major aspects of our business. If we fail to compete effectively, our business, results of operations and financial condition may be negatively impacted.

We face competition in several major aspects of our business, particularly from companies that provide game live streaming services and other online entertainment services, including companies that our shareholders operate or invest in and companies that our shareholders may operate or invest in in the future. As we are expanding our presence in the game industry and offer more game-related services, we also face additional competition from the game industry and other game service providers. See “Item 4. Information on the Company—B. Business Overview—Competition.” Some of our competitors may have longer operating histories, significantly larger user bases, more established brand names, broader product or service offerings, significantly greater financial, technical and marketing resources than we do or have long-term strategic relationships with game developers or publishers, and in turn may have an advantage in attracting and retaining users, broadcasters, talent agencies, advertisers and other business partners. Our competitors may also compete with us for content such as games, e-sports tournaments and game events; business partners such as broadcasters, talent agencies, and advertisers; skilled personnel such as management, engineers, product and content personnel; and other resources such as user traffic, user time spent online, and investments. Furthermore, if we are involved in disputes with any of our competitors that result in litigations or negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to a reduced number of users and advertisers. Any legal proceedings or measures we take in response to such disputes may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

If we are not able to effectively compete in one or more of our business lines, our business, results of operations may be negatively impacted, for example, our overall user base and level of user engagement may decrease, which could reduce the number of our paying users or make us less attractive to broadcasters, talent agencies, advertisers, and other business partners. If we are not able to compete effectively, it may lead to decrease in revenues and increase in costs and expenses, which may have a negative impact on our results of operations and financial condition. We may also be required to devote additional resources to increase our brand recognition and promote our products and services, and there can be no assurance that such additional spending will generate anticipated result.

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

On November 12, 2020, the government of mainland China promulgated the Notice on Strengthening the Administration of the Online Show Live Streaming and E-commerce Live Streaming, which sets forth registration requirements for platforms providing online show live streaming or e-commerce live streaming to have their information and business operations registered by November 30, 2020. This regulation also set forth requirements for certain live streaming businesses with respect to real-name registration, limits on user spending on virtual gifting, restrictions on minors on virtual gifting, live stream review personnel requirements, content tagging requirements, and other requirements. For example, this regulation requires live streaming platforms to set a limit to the amount of virtual gifts a user can send per day and per month, as well as the amount that can be gifted at any one time. However, there is currently no clear guidance as to the specific levels of limits on virtual gifting spending to be applied pursuant to this regulation and it is unclear how and to what degree any such limits would be imposed on different platforms.

Furthermore, in recent years, mainland China has seen promulgation of various other regulations and opinions concerning online live streaming platforms, user spending and virtual gifting. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Online Transmission of Audio-Visual Programs.” For example, on May 7, 2022, the government of mainland China issued the Opinion on Live Streaming Virtual Gifting and Enhancing the Protection of Minors, which stipulates that internet platforms shall, among other restrictions, (i) within one month of the publication of this opinion terminate all billboard functions that rank users or broadcasters by the volume of virtual gifts that they send or receive, respectively, (ii) restrict certain interaction and engagement functions between 8:00 p.m. and 10:00 p.m. every day, and (iii) prohibit minors from giving rewards for live-streaming. In response to this opinion, we have proactively sought guidance from and cooperated with government authorities in connection with the efforts that we should devote in complying with this opinion and related implementation rules. While we will continue to comply with all applicable laws and regulations in providing live streaming services, there can be no assurance that the measures that we take will be effective or our compliance efforts will be well received by the governmental authorities.

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

Under the PRC Administrative Provisions for the Internet Audio-Video Program Service, providers of internet audio-visual program services are required to obtain a license for online transmission of audio-visual programs, or the Audio-Visual License, issued by the National Radio and Television Administration, or complete certain registration procedures with the National Radio and Television Administration. In August 2018, the Notice on Strengthen the Management of Live Streaming Service was issued by governmental authorities of mainland China, which requires internet live streaming providers involving internet audio-visual program live streaming services to obtain the Audio-Visual License and complete certain registration procedures with the local public security authority. Guangzhou Huya has registered and filed its business development regarding its live streaming service on Information Management System for National Online Audio-Visual Platforms and the Guangzhou Aowei Information Technology Co., Ltd., a subsidiary of Guangzhou Huya, has obtained the Audio-Visual License on February 28, 2024.

According to the Notice on Issues Concerning Strengthening the Administration of Live Streaming Services of Online Audiovisual Programs issued by the government of mainland China on September 2, 2016, live streaming services covering (i) major political, military, economics, social, cultural, and sports activities and events streaming or (ii) activities such as general social groups cultural activities and sports events are required to apply for an Audio-Visual License.

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

We have made investments in applications of AI technologies and other technological advancements, and may face uncertainties with respect to their commercialization and the evolving laws and regulations applicable to us.

The live streaming platforms and online content communities are evolving with continued technological advancements. To enhance content creation and user experience and beyond, we have made investments in applications of AI technologies, including AI-powered live-streaming, AI-powered game tools, among others, and have also allocated resources in these areas, including human resources and technology updates. Our success will depend on our ability to keep up with these technological advancements. For instance, applications of foundation models and generative AI to our products and services to cater to user needs may be essential for us to remain competitive in the market and any failure in maintaining or improving the effectiveness of these technologies may impede our understanding of user preferences and content creators, consequently adversely affecting our capability to manage content operations and user experience. Therefore, failure to keep up with technological advancement may result in a decline in demand for our products and services, which may in turn materially and adversely affect our business, financial condition, results of operations, and prospects. For example, we continue to integrate AI technologies throughout the entire cycle of live streaming content production, distribution, and consumption with the aim to improve broadcasters’ content creation efficiency, foster AI-powered digital IP innovation, and facilitate the design of more distinctive virtual streamers. However, we cannot guarantee the success of implementing these technologies in our products and services, nor the effectiveness of our efforts and investments in these technological advancements. Furthermore, the research and development of technological changes and innovations may require substantial capital expenditures, along with the need for products or services upgrades. We cannot assure you that we will have necessary capital, or access to additional capital in a timely manner or on acceptable terms, to adequately support our investments in these technologies.

In addition, the regulatory and legal framework on generative AI of mainland China is also evolving rapidly. In recent years, the government authorities of mainland China have released a series of laws and regulations related to generative AI services, including the Administrative Provisions on Algorithm Recommendation of Internet Information Services, the Administrative Provisions on Deep Synthesis of Internet Information Services and the Interim Measures for the Administration of Generative Artificial Intelligence Services. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Artificial Intelligence.” However, these laws and regulations related to generative AI services are relatively new, and the competent government authorities of mainland China may introduce additional or more detailed laws and regulations to oversee the generative AI services. Therefore, we may need to comply with more compliance requirements in the field of generative AI, which may increase our compliance costs. We also face uncertainties with respect to such evolving laws and regulations as well as their interpretations and our business operations and development may be affected as a result.

Our revenue model for live streaming may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

We operate our live streaming platform primarily using a revenue model whereby users can get free access to live streaming of game or other types of content but have the options to purchase our products or services. We have generated, and may continue to generate, a substantial majority of our live streaming revenues using this revenue model, although revenue contribution from live streaming may decline as we continue to implement a strategic transformation to expand our presence in the game industry and offer more game-related services. In 2023, 2024 and 2025, our live streaming revenues contributed to 92.2%, 78.1% and 70.7% of our total net revenues, respectively. Our live streaming revenues experienced a decline in 2023, 2024 and 2025, and we may continue to experience a decline and not be able to achieve a growth in the future, as the user demand for this service may change, decrease substantially or dissipate, we may fail to anticipate and serve user demands effectively, or we may have to make adjustments on our live streaming revenue model under intensified regulations, rules, or guidelines on the live streaming industry and we may not be able to mitigate revenue impacts of those adjustments, or our live streaming revenue model may not be competitive and we may lose market share if competition in the live streaming industry further intensifies.

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

The United States has also taken efforts to limit U.S. investment in China. On October 28, 2024, the U.S. Department of the Treasury issued a final rule to prohibit U.S. investment in Chinese companies active in developing certain national security technologies, or the Outbound Investment Rule. The Outbound Investment Rule targets investments involving persons and entities associated with “countries of concern,” a designation currently limited to China. In effect since January 2025, the Outbound Investment Rule imposes investment prohibitions and notification requirements on a range of investments in companies engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum technologies, and (iii) artificial intelligence systems. Persons from countries of concern engaged in these activities are defined as “covered foreign persons.” Investments by U.S. persons subject to the Outbound Investment Rule include the acquisition of equity or a contingent equity interest, the provision of certain debt financing, the conversion of contingent equity interest into equity interest, involvement in a greenfield or brownfield investment, entrance into a joint venture, and the acquisition of a limited partner interest in non-U.S. pooled investment fund. The Outbound Investment Rule is aimed at exerting greater U.S. government oversight of U.S. direct and indirect investments involving China, and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based companies. Importantly, the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities listed on a national stock exchange. U.S. persons’ acquisitions of publicly traded securities, such as our ADSs, will therefore be exempted from the scope of covered transactions under the Outbound Investment Rule. We do not believe we would be considered a “covered foreign person” under the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was signed into law. The COINS Act largely preserves the core framework of the Outbound Investment Rule, while expanding its scope and coverage in certain respects. The COINS Act will not become effective until the U.S. Department of the Treasury issues implementing regulations, which must be promulgated through notice-and-comment rulemaking and no later than March 13, 2027. Accordingly, the Treasury may amend, expand or otherwise modify existing outbound investment prohibitions and restrictions pursuant to the COINS Act. In addition, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

In addition, on September 29, 2025, the U.S. Department of Commerce’s Bureau of Industry and Security (BIS) issued an immediately effective interim final rule that, among others, extends Entity List and Military End-User List restrictions to entities that are 50% or more owned, directly or indirectly, by parties designated on those lists. This rule is currently suspended for one year. If implemented, these measures are expected to have significant impact on the targeted countries, markets and/or entities, making compliance more complicated and time-consuming and increasing the risk of inadvertent omissions.

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

Although we primarily rely on revenues generated from live streaming services, we generate a portion of our revenues from advertising. Our revenues from advertising partly depend on the continued development of the online advertising industry in mainland China and advertisers’ willingness to allocate budgets to online advertising. In addition, companies that decide to advertise or promote online may utilize more established methods or channels, such as more established Chinese internet portals or search engines, over advertising on our platform. As we expand our offerings to provide more game-related services, such as game advertisements, the development of the game industry may influence the demand for our advertising services from game companies. If the online advertising market does not continue to grow, or if we are unable to capture and retain a sufficient share of that market, our ability to increase our current level of advertising revenues and our profitability and prospects may be materially and adversely affected.

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

On February 25, 2023, the State Administration for Market Regulation of China promulgated the Measures for the Administration of Internet Advertisements, which became effective on May 1, 2023. The regulation stipulates that the promotion of commodities or services through paid listings on the internet must be clearly identified as advertisements to distinguish them from the natural search results. Furthermore, the measures require advertisers, operators and publishers of internet advertisements containing links to examine the content of the next-level link. It is also noted that the Chinese government may, from time to time, promulgate new advertising laws and regulations in the future. We cannot assure you that we will be in compliance with the requirements under these new laws and regulations. Failure to comply with these obligations may subject us to fines and other administrative penalties and may negatively impact our relationships with advertisers or other third parties. We may suffer from a loss of advertisers and our business and results of operations may be materially and adversely affected.

We offer advertising services primarily through contracts entered into with advertisers or advertising agencies and by displaying advertisement on our platform or providing advertising integrated in the content offered on our live streaming platform. We also offer advertisements through cooperation with our popular broadcasters and other content creators. We cannot assure you that we will be able to attract or retain direct advertisers or advertising agencies. If we fail to retain and enhance our business relationships with these advertisers or advertising agencies, or if our cooperation with broadcasters and other content creators to provide advertisements is not successful, we may suffer from a loss of advertisers and our business and results of operations may be materially and adversely affected. If we fail to retain existing advertisers and advertising agencies or attract new direct advertisers and advertising agencies or any of our current advertising methods or promotional activities becomes less effective, our business, financial condition and results of operations may be adversely affected. We continue to evolve our advertising offerings, including incorporating more performance-based advertising, which require additional technologies and sophisticated data analytics to track and measure advertising effectiveness. We also collaborate with third-party advertising partners and strategic partners to support these initiatives and extend our advertising reach. However, we cannot assure you that these initiatives will be as effective or competitive as those offered by more established platforms, which could limit our ability to further grow our advertising revenues.

Significant revenue sharing fees and content costs on our platform have had and may continue to have an adverse effect on our business, financial condition and results of operations.

We need to continue offering popular and attractive content on our platform to provide our users with engaging and satisfying viewing experiences, and our ability to provide such content is dependent on our ability to attract and retain our broadcasters and talent agencies. We have a revenue sharing arrangement with both our broadcasters and talent agencies under which we share with them a portion of the revenues from the sales of our products and services, including live streaming services and game-related services. We also pay some popular broadcasters additional fees to sign agreements that contain exclusivity clauses with us. The absolute amounts and revenue percentages that we pay broadcasters and talent agencies may increase. If our competitor platforms offer higher revenue sharing ratios or additional fees with an intent to attract our popular broadcasters, costs to retain our broadcasters may increase. If we are not able to continue to retain our broadcasters and produce high-quality content on our platform at commercially acceptable costs, our business, financial condition and results of operations would be adversely impacted. Furthermore, as our business and user base further develop, we may have to devote more resources in attracting broadcasters and talent agencies to produce more content that meets the varied interests of a diverse user base, which would increase the costs of content on our platform. While we aim to optimize content creators’ income structure in the process of our strategic transformation to boost their financial rewards and better align our content costs with our revenues, we cannot assure you that this initiative will succeed or achieve anticipated effect. The portion of revenues we share with our broadcasters for live streaming services has remained at a relatively high level from 2023 to 2025 and we currently expect it to remain high in 2026, although there are still uncertainties, such as general market conditions. The significant revenue sharing fees with broadcasters has had and will continue to have a material adverse effect on our profitability.

In addition, we pay game developers or publishers, e-sports tournaments and game events organizers and participants, and other content broadcasting right owners for content and increases in prices for these broadcasting rights would also have an adverse effect on our business, financial condition and results of operations. If we fail to procure these content, or if we fail to procure these content at commercially acceptable costs, our business and results of operations may be adversely impacted. Our licensed e-sports content costs decreased in 2023, 2024 and 2025, primarily because of our more stringent procurement policy for e-sports content and a decrease in prices of some key licensed e-sports tournaments. Substantial uncertainties remain as to whether we can procure anticipated content at commercially acceptable costs, or at all. As our self-organized e-sports tournaments are gaining popularity on our platform, we may also increase content production costs for in-house produced content. Even though we have put stringent procurement policy in place, we cannot assure you that our revenue sharing fees and content costs or our cost of revenues in general would necessarily decrease as a result. In addition, if we are unable to generate sufficient revenues that outpace our revenue sharing fees and content costs, or we experience a greater decline in revenues than the decline in revenue sharing fees and content costs, our business, financial condition and results of operations may be materially and adversely affected.

We incurred net losses in the past, which may continue in the future.

In 2023, 2024 and 2025, we incurred net loss of RMB204.5 million, RMB48.0 million and RMB112.6 million (US$16.1 million), respectively. We cannot assure you that we will be able to generate net income in the future. Furthermore, although we have been adopting measures to optimize costs and improve operational efficiency, we may continue to incur significant costs and expenses, such as costs and expenses to support our expansion into new business areas in particular game-related services, retain and attract content creators, acquire and produce content, maintain and grow our user base and generally expand our business operations, and research and development expenses and bandwidth and server custody fees to support our streaming functions, and personnel costs and expenses to attract and retain key employees, and investments to develop new businesses. We may again not be able to generate sufficient revenues to offset such costs and expenses to sustain profitability in the future. Our financial results may also be adversely affected by one-off provisions or charges related to our commercial arrangements. For instance, in 2025, we recognized a provision of RMB66.0 million (US$9.4 million) related to a receivable arising from a 2021 arrangement with a broadcaster, which was deemed to have a heightened risk of non-recoverability. We may also continue to incur impairment losses if we recognize impairment charges on our investments, such as due to the weak financial performance of certain investees, or we may incur goodwill impairment charges as a result of our acquisitions. In addition, we expect to continue to make necessary investments in our operations to maintain our current market position, support anticipated future growth and meet our reporting and compliance obligations as a public company.

Our profitability is also affected by other factors beyond our control. For example, live streaming as a form of entertainment may not continue to retain or increase its viewership levels or popularity. In addition, advertisers may not increase or maintain their spending on live streaming platforms, including our platform. Furthermore, our expansion into game-related services may fail to gain sufficient market traction or achieve the anticipated financial results. We may not succeed in developing or promoting game-related service offerings that appeal to our users, and these new initiatives may not generate enough revenue to offset the associated costs and expenses. The continued success of our business depends on our ability to identify which services will appeal to our user base and to offer them on commercially acceptable terms. Our profitability also depends in part on our ability to monetize our user base, attract advertisers, enhance cooperation with game companies and successfully compete in a very competitive market. In addition, factors including regulatory trends, economic environment and monetary policies in mainland China and globally also affect our profitability.

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

We began our business operations overseas in May 2018. Furthermore, we acquired a 100% equity interest in a global mobile application service provider from Tencent in December 2023. Our global operation strategy might not be successfully executed and may expose us to a number of risks, including but not limited to:

●	challenges in formulating effective local sales and marketing strategies targeting internet and mobile users from various jurisdictions and cultures, who have a diverse range of preferences and demands;
●	challenges in identifying appropriate local third-party business partners such as game developers and publishers, e-sports tournament and game event organizers, broadcasters and talent agencies, and establishing and maintaining good working relationships with them;
●	challenges in recruiting quality local broadcasters to attract and engage local users;
●	challenges in effectively managing overseas operations from our headquarters and establishing overseas IT systems and infrastructure;
●	challenges in selecting suitable geographical regions for global expansion and the general economic condition of various regions we operate;
●	challenges in increasing and diversifying revenues, controlling costs and expenses, and making profits;
●	fluctuations in currency exchange rates;
●	regulatory actions, including sanctions brought against us or our business partners, initiated by local authorities;
●	compliance with applicable foreign laws and regulations, including but not limited to internet content requirements, foreign exchange controls, cash repatriation restrictions, intellectual property protection rules, data privacy requirements, anti-money laundering laws and regulations, tax regulations and rules; and
●	competition situations in various regions we operate.

Our overseas operations may exert pressure on our operating results and net margins in the near term. Our overseas expansion may not progress at the intended pace, or generate the anticipated revenue to cover our investment and be profitable. Furthermore, the monetization of our overseas business may experience fluctuations. We cannot guarantee that we will be able to increase or sustain our overseas revenues in the future, as our current monetization may not continue to work, monetization strategies may change. In particular, our initiatives to diversify revenue sources, such as by providing more game-related and advertising services, or exploring other new product and service offerings, may not be successful. The geographic scope of our overseas markets and the product and service offerings we provide may also further change as we continually adjust our overseas business strategies. For example, we made major adjustments of the geographic coverage of Nimo TV as part of our overall strategy to focus on key markets in 2022, and we may further make adjustments in the future. In addition, the mobile application service provider we acquired may not achieve anticipated business performance or create the expected synergies with Nimo TV in the overseas markets. Our business, financial condition and results of operations may be materially and adversely affected by the risks associated with our overseas operations.

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

If any of our executive officers and key employees terminates their services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. Further, labor disputes, work stoppages or slowdowns at our company or any of our third-party service providers could significantly disrupt our daily operation or our expansion plans and have a material adverse effect on our business. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, as advised by our mainland China legal counsel, Commerce & Finance Law Offices, certain provisions under the non-compete agreement may be deemed invalid or unenforceable under laws of mainland China. If any dispute arises between our executive officers and key employees and us, we cannot assure you that we would be able to enforce these non-compete agreements in mainland China, where these executive officers reside, in light of variations in judicial interpretation and enforcement practice in mainland China. See “—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the legal system of mainland China and the interpretation and enforcement of laws and regulations of mainland China may affect the legal protections available to you and us.”

We may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and government authorities may impose legal sanctions on us, including, in serious cases, suspending or revoking the licenses needed to operate our platform.

Our interactive live streaming platform enables users and broadcasters to exchange information and engage in various other online activities. We have required broadcasters, to complete the real-name registration. In August 2018, a notice jointly issued by National Office of Anti-Pornography and Illegal Publication and other five authorities called for the adoption of a real-name registration system for users. In November 2020, a notice issued by the National Radio and Television Administration sets forth real-name registration requirements for certain broadcasters and users. However, there are still considerable uncertainties in the interpretation and enforcement of such notices in actual practice. As such, we are unable to verify the sources of the information posted by our users. In addition, while we have consistently regulated and monitored the information and content displayed on our platform, because a majority of the communications on our platform is conducted in real time, we are unable to examine the content generated by users and broadcasters before they are posted or streamed.

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

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, are uncertain and still evolving. As we face increasing competition and as litigation becomes a more common way to resolve disputes in mainland China, we face a higher risk of being the subject of intellectual property infringement claims. Under laws and regulations of mainland China, online service providers which provide storage space for users to upload works or links to other services or content could be held liable for copyright infringement under various circumstances, including situations where an online service provider knows or should reasonably have known that the relevant content uploaded or linked to on its platform infringes the copyrights of others and the provider realizes economic benefits from such infringement activities. In particular, there have been cases in mainland China in which courts have found online service providers to be liable for the posting of copyrighted content by users which was accessible from and stored on such providers’ servers. For example, in August 2018, a game publisher filed a suit against us as a co-defendant, claiming that one of the mobile games developed by us infringed the plaintiff’s licensed mobile game. The game publisher sought RMB20 million in damages and requested us to remove each version of such game from our platform. In November 2020, a local court in mainland China in charge of this case passed a first-instance judgment which was unfavorable to us. In this judgment, the local court held that one of the mobile games developed by us infringed the copyright of plaintiff’s licensed mobile game and our actions constitute unfair competition, and therefore we were ordered to pay the game publisher RMB20 million in damages and stop all the actions relative to unfair competition. We filed an appeal to overturn the first-instance judgment and the court handling our appeal ruled in favor of us in June 2023, overturning the first-instance judgment. In December 2023, the game publisher appealed for a retrial of the second-instance judgment, which was dismissed by the relevant court in Novemebr 2025, and the case was finally concluded. We are also subject to the risk of being held liable for unauthorized postings or live performances of copyrighted content by our user, such as live-streaming of games over which we do not have license or copyright. In that event, our business, results of operations and financial conditions may be materially and adversely affected.

In addition, we may also be subject to allegations that are associated with the broadcasters and talent agencies on our platform. Even though we prevailed in a number of cases where the court rejected the plaintiff’s claims historically, we cannot assure you that we will always prevail in the cases we have been involved or may be involved. Regardless of the merits of such cases, if the final outcome is unfavorable to us, we may suffer certain damage to our financial position and reputation. In the ordinary course of our business, we have entered, and may in the future enter, into various contractual arrangements with broadcasters, talent agencies, and other participants on our platform. Certain of these arrangements may survive or give rise to obligations or claims after the underlying business relationship has been terminated or has otherwise concluded.

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

We use certain operating metrics to evaluate the performance of our business, and real or perceived inaccuracies in such metrics, or changes in our metric reporting practices, including discontinuation of certain operating metrics, may harm our reputation and negatively affect our business.

We have used certain operating metrics, such as MAUs and paying users, to evaluate the performance of our business. As our business evolves and we further expand into game-related services and other new initiatives, the relevance and importance of our existing operating metrics may change. Certain metrics that were previously considered as key indicators of our performance, such as MAUs and paying users, may no longer accurately reflect our business or be meaningfully related to our financial and operational performance. We may, from time to time, modify the definition of our existing metrics, adopt new metrics to better reflect our business developments, or cease to track or disclose certain metrics that we believe are no longer representative of our performance. Any such change or discontinuation, including any decision to cease the regular disclosure of MAUs and paying users, may lead to confusion among investors and analysts, reduce analyst coverage, alter the valuation methodologies applied to our business, or otherwise adversely affect the market price of our ADSs. For example, starting from 2026, we have decided to cease the regular disclosure of MAUs and paying users, as we believe our current and future strategic progress can be more meaningfully reflected through our overall financial and operational performance.

Our operating metrics are calculated using internal company data that have not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring these metrics across our large user base. For example, our MAUs may not accurately reflect the actual number of people who accessed our platforms and related services, as it is possible that some people may use more than one device, some people may share one device with others, and some people may access our platform through multiple channels.

Our measures of operating metrics may differ from estimates published or adopted by third parties, including but not limited to users, business partners, market research institutions, investors and media, or from similarly titled metrics used by our competitors or other companies in the relevant industries due to differences in methodology and assumptions. If these third parties do not perceive our operating metrics to be accurate representations of operations, or if we discover material inaccuracies in our operating metrics, our brand value and reputation may be materially harmed, and our business and operating results may be negatively impacted. If operating metrics we have disclosed are later found to be inaccurate, we may also face potential lawsuits, regulatory scrutiny, or disputes.

Our business is highly dependent on the proper functioning and improvement of our information technology systems and infrastructure. Our business and operating results may be harmed by service disruptions, cybersecurity-related threats or by our failure to timely and effectively scale up and adjust our existing technology and infrastructure.

The popularity of our platform and services and our ability to further monetize user base depend on our ability to adapt to rapidly changing technologies as well as our ability to continually innovate in response to evolving consumer demands and expectations and intense market competition. Our ability to provide a superior user experience on our platform depends on the continuous and reliable operation of our IT systems.

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

As our offerings become more comprehensive and our users generate more content on our platform, we may be required to expand and adjust our technology and infrastructure to continue to reliably store and process content. It may become increasingly difficult to maintain and improve the performance of our platform, particularly during peak usage times, as our services become more complex and the demands on our computing and storage resources increase.

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in disruptions to our business, negative publicity, a slowdown in the growth of our users or even a decline of our user base and engagement, which could materially and adversely affect our business, financial condition and results of operations.

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

User reach and engagement depend upon effective interoperation with mobile operating systems, networks, mobile devices and standards that we do not control.

We make our services available across a variety of mobile operating systems and devices. We are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android and iOS. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. In order to deliver high-quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards. In the event that it is difficult for our users to access and use our services, particularly on their mobile devices, our user reach and user engagement could be harmed, and our business and operating results could be adversely affected.

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

In addition, there are currently only a limited number of reputable third-party online payment systems in mainland China that meet our operational and compliance requirements. If any of these major payment systems decides to cease to provide services to us, or significantly increase the percentage they charge us for using their payment systems for our products and services, our results of operations may be materially and adversely affected.

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

As of March 31, 2026, we have 1,124 registered patents and 371 patent applications pending in mainland China. For our pending application, we cannot assure you that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with sufficient protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. There are numerous U.S. and foreign issued patents and pending patent applications owned by others in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

Our business is sensitive to economic conditions. A severe or prolonged downturn in the global economy could materially and adversely affect our business, financial condition and results of operations.

The global macroeconomic environment faces numerous challenges. The Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas as far west as Israel and Lebanon, and the restrictions at various times on shipping through the straits of Hormuz and the Red Sea have heightened geopolitical tensions across the world. The impact of the regional conflicts may create disruptions and uncertainties to oil prices, inflation, the international finance market and global economy. There also have been concerns about the relationship between China and other countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations, investment policies and tariffs. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

We do not believe that we are an “investment company” and we do not intend to become registered as an “investment company” under the United States Investment Company Act of 1940, as amended, or the Investment Company Act. Certain of our assets and our future holdings, including long-term and short-term time deposits, may be deemed to be “investment securities” within the meaning of the Investment Company Act. Under the Investment Company Act, a company is deemed to be an “investment company” if it (i) is engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, holding or trading in securities or (ii) owns or proposes to acquire investment securities having a value exceeding 40% of the value of the company’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. On a consolidated basis, a significant portion of our present assets as of December 31, 2025 consists of time deposits held for cash management purposes, which may be deemed to be “investment securities,” rather than cash items, within the meaning of the Investment Company Act. However, we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we are primarily engaged in the business of providing online live streaming platforms and related services.

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

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in mainland China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. For example, on December 29, 2023, the Standing Committee of the National People’s Congress promulgated the PRC Company Law, which came into effect on July 1, 2024 and superseded the previous PRC Company Law. The changes are considerable in many respects and will have profound implications for companies incorporated in China, such as the five-year capital contribution timeframe for shareholders of limited liability companies to make their capital contributions in full. On July 1, 2024, the State Council issued the Provisions of the State Council on Implementing the Registered Capital Registration Management System under the PRC Company Law, and on December 20, 2024, the State Administration for Market Regulation promulgated the Implementing Measures for the Administration of Company Registration (effective on February 10, 2025), both of which further strengthen the registration management of companies’ registered capital. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Corporate Governance.” We will closely monitor the legislative developments concerning the PRC Company Law and its implementation measures and ensuring a prompt evaluation of any potential implications for our operations. In response to these changes, we may need to devote significant efforts and resources to adapt and conform our PRC corporate practices to the new regulatory regime. Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalties and our business may be harmed.

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

On December 28, 2021, the Cyberspace Administration of China, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of National Security, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, the State Administration for Market Regulation, the National Radio and Television Administration, the China Securities Regulatory Commission, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the Cybersecurity Review Measures, which became effective on February 15, 2022. In September 2024, the State Council promulgated the Regulations on the Management of Network Data Security, or the Data Security Regulations, which is applicable to network data processing activities and the security supervision and administration thereof conducted within the territory of the PRC and took effect on January 1, 2025. On November 22, 2025, the Cyberspace Administration of China, and the Ministry of Public Security promulgated the Public Comments Solicitation for the Provisions on Personal Information Protection for Large Online Platforms (Draft for Comment), which provides that the national cyberspace administration, together with the Ministry of Public Security under the State Council and other relevant departments, shall formulate and publish a catalogue of large online platforms and update it dynamically, and a large network platform service provider is a network data processor providing large online platform services. As of the date of this annual report, the Cybersecurity Review Measures and the Regulations on the Management of Network Data Security remain unclear on whether relevant requirements will be applicable to companies that are already listed in the United States, such as us, if we were to pursue another listing outside mainland China. In addition, there is uncertainty regarding whether we would be classified as a critical information infrastructure operator under the Regulations on Protection of Critical Information Infrastructure. We cannot predict the impact and interpretations of these regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Regulations on the Management of Network Data Security mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listing (should we decide to pursue them), subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our apps from application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China on such basis. In addition, if we are classified as a critical information infrastructure operator by any government authorities, we may be subject to obligations beyond those already met under the cybersecurity laws and regulations of mainland China. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities.

In general, compliance with the existing laws and regulations of mainland China, as well as any additional laws and regulations enacted by regulatory bodies of mainland China in the future, related to data security and personal information protection, may involve ongoing efforts to meet evolving requirements, and any deficiencies in compliance may result in negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how these laws and regulations will be implemented and interpreted in practice. On June 11, 2021, the Cyberspace Administration of China issued a notice requiring 129 named apps to rectify certain non-compliance related to collection of personal information, including our Huya Live app which was named for “collecting personal information that is not related to the functioning of the app.” We submitted a rectification report to the authorities on July 1, 2021. On July 19, 2021. The Ministry of Industry and Information Technology issued a notice requiring 145 apps named for infringement of users’ rights to complete rectification before July 26, 2021, including our Huya Live app which was named for “deceiving, misleading, and forcing users” by way of pop-up ads when users log onto the platform. We submitted a rectification report to the authorities on July 22, 2021. We have taken actions in response to the identified issues and completed the rectification as required. However, we cannot guarantee that we will not be involved in future regulatory actions and be subject to penalties as a result.

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

To support our business development and remain competitive, we may require additional capital from time to time for our daily operation. For example, in November 2020, we entered into an agreement to obtain the usage right to a piece of land in Guangdong Province on which we are in the process of developing office space, which requires a significant amount of capital. See “Item 4. Information on the Company—D. Property, Plants and Equipment.” Our ability to obtain additional capital is subject to a variety of uncertainties, including:

●	our market position and competitiveness in the live streaming service, in particular, game live streaming, and our ability to successfully expand into game-related services;
●	our future profitability, overall financial condition, results of operations and cash flows;
●	general market conditions for capital raising activities by game, live streaming and other internet and content companies in mainland China and internationally;
●	foreign currency restrictions; and
●	economic, political and other conditions in mainland China and internationally.

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

On April 3, 2020, Linen Investment Limited, a wholly-owned subsidiary of Tencent, exercised its option to acquire 16,523,819 Class B ordinary shares for an aggregate purchase price of US$262.6 million in cash from JOYY Inc. On October 12, 2020, Linen Investment Limited entered into a share transfer agreement with certain affiliates of Mr. Rongjie Dong, our then chief executive officer and director, to purchase an additional 1,970,804 Class B ordinary shares, which agreement was terminated on July 12, 2021 concurrently with the termination of our proposed merger with DouYu in 2021. See “Item 4. Information on the Company.” On April 28, 2023, Linen Investment Limited entered into a definitive share transfer agreement with JOYY Inc. to acquire 38,374,463 Class B ordinary shares and the transaction was closed on May 5, 2023. As of March 31, 2026, Tencent held all of our outstanding Class B ordinary shares, resulting in 95.0% voting power in us calculated based on our total issued and outstanding shares. Tencent’s voting power gives it the power to control over certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NYSE requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

We may have conflicts of interest with Tencent and, because of Tencent’s controlling interest in our company, we may not be able to resolve such conflicts on favorable terms for us. Conflicts of interest may arise between Tencent and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Agreements with Tencent. We may enter into agreements with Tencent from time to time. Tencent may use its control over us to prevent us from bringing a legal claim against it in the event of a contractual breach by Tencent, notwithstanding our contractual rights under these agreements.

●	Developing business relationships with Tencent’s competitors. So long as Tencent remains as our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to serve the best interests of our company and our other shareholders.
●	Employee recruiting and retention. Because both Tencent and we are engaged in live streaming, online entertainment businesses, and game-related services in mainland China, we may compete with Tencent in the hiring of new employees and retaining talents.
●	Allocation of business opportunities. There may arise other business opportunities that both we and Tencent find attractive. If Tencent decides to take up such opportunities itself, we may be prevented from taking advantage of those opportunities.
●	Our directors may have conflicts of interest. As of the date of this annual report, a majority of our directors were appointed by Tencent. This relationship could create, or appear to create, conflicts of interest when these directors are faced with decisions with potentially different implications for Tencent and us.
●	Sales of shares in our company. Tencent may decide to sell all or a portion of our shares that it holds to a third party, including our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders.

Although we are a stand-alone public company, we expect to operate, for as long as Tencent is our controlling shareholder, as an affiliate of Tencent. Tencent may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Tencent’s decisions with respect to us or our business may be resolved in ways that favor Tencent and therefore Tencent’s own shareholders, which may not coincide with the interests of our other shareholders. Although we have an audit committee to review and approve all proposed related party transactions, including any transactions between us and Tencent, we may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder. Even if both parties seek to do business on an arm’length term, the transaction may not meet the practical requirements of the arm’s length standard. Furthermore, if Tencent were to compete with us in the game live streaming services or our other key business initiatives, including game-related services, our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

Risks Related to Our Corporate Structure

If the government of mainland China finds that the structure we have adopted for our business operations does not comply with laws and regulations of mainland China, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to penalties, including the shutting down of our platform and our business operations.

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

Investors in our ADSs are not purchasing equity interest in the variable interest entity in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the government of mainland China deems that our contractual arrangements with the variable interest entity do not comply with regulatory restrictions of mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to penalties or be forced to relinquish our interests in those operations, and our ADSs may decline in value or become worthless, if we are unable to assert our contractual rights over the assets of the VIE which contributed to 91.6% of our revenues in 2025. Our holding company in the Cayman Islands, the variable interest entity, and investors of our company face uncertainty about potential future actions by the government of mainland China that could affect the enforceability of the contractual arrangements with the variable interest entity and, consequently, significantly affect the financial performance of the variable interest entity and our company as a group.

In the opinion of our mainland China legal counsel, Commerce & Finance Law Offices, based on its understanding of the laws and regulations in mainland China, each of the contracts among our subsidiary in mainland China, the variable interest entity and its shareholders is valid, binding and enforceable in accordance with its terms under currently effective laws and regulations. There are, however, uncertainties regarding the interpretation and application of current or future laws and regulations in mainland China. Thus, future governmental interpretations or enforcement practices may differ from those currently reflected in our mainland China legal counsel’s opinion. If we are found in violation of any laws or regulations of mainland China or if the contractual arrangements among Huya Technology, Guangzhou Huya and its shareholders are determined as illegal or invalid by the court in mainland China, arbitral tribunal or regulatory authorities, the governmental authorities may exercise their discretion in accordance with the applicable laws and regulations in dealing with such violation, including, without limitation:

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

All of these contractual arrangements are governed by and interpreted in accordance with law of mainland China. Disputes arising from these contractual arrangements between us and the variable interest entity will be resolved through arbitration in mainland China, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. Uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in mainland China, which could limit our ability to enforce these contractual arrangements and exert contractual rights over the variable interest entity. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the legal system of mainland China and the interpretation and enforcement of laws and regulations of mainland China may affect the legal protections available to you and us.”

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

As of March 31, 2026, our controlling shareholder Tencent held 95.0% voting power in us calculated based on our total issued and outstanding shares. In addition, the shareholder of the variable interest entity, Guangzhou Huya, is Linzhi Tencent Technology Co., Ltd., or Linzhi Tencent, which owns 100% of the equity interests in Guangzhou Huya.

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

We conduct our business primarily in mainland China. Our operations in mainland China are governed by laws and regulations in mainland China. The government of mainland China has certain oversight and discretion over the conduct of our business, and may regulate or influence our operations to advance regulatory and social goals and policy positions. The government of mainland China has published policies that significantly affected certain industries and we cannot rule out the possibility that the government of mainland China will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation, and our ADSs may decline in value or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the mainland China government affecting our business.

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

Uncertainties with respect to the legal system of mainland China and the interpretation and enforcement of laws and regulations of mainland China may affect the legal protections available to you and us.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six regulatory agencies of mainland China in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China domestic companies and controlled by persons or entities of mainland China to obtain the approval of the China Securities Regulatory Commission prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain uncertain, and our offshore offerings may ultimately require approval of the China Securities Regulatory Commission. If the approval of the China Securities Regulatory Commission is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the approval of the China Securities Regulatory Commission for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the China Securities Regulatory Commission or other regulatory authorities of mainland China, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On February 17, 2023, the China Securities Regulatory Commission released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “Overseas Listing Filing Rules”), which were formally implemented starting on March 31, 2023. Subsequently, the China Securities Regulatory Commission promulgated supporting guideline No. 6, which became effective on May 16, 2023, and supporting guideline No. 7, which became effective on May 7, 2024. According to the Overseas Listing Filing Rules, a filing-based regulatory system will be applied to “indirect overseas offerings and listings” of domestic companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically. Pursuant to the Announcement Relating to the Notice on Filing Management Arrangements for Overseas Securities Offering and Listing by Domestic Companies issued by the China Securities Regulatory Commission, domestic companies that had been listed overseas prior to March 31, 2023 are “existing enterprises” that are not required to file with the China Securities Regulatory Commission with regard to their previous listing immediately. However, such companies are required to fulfill the filing requirements when they pursue any future securities offerings and listings for which filings are required as provided in the Overseas Listing Filing Rules, including but not limited to follow-on offerings, secondary listings and going private transactions.

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

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in mainland China which in turn rely on consulting and other fees paid by the variable interest entity for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current regulations of mainland China permit our subsidiaries in mainland China to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in mainland China is required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of December 31, 2025, we made appropriations of RMB122.4 million (US$17.5 million) to statutory reserves. Furthermore, if our subsidiaries in mainland China, the variable interest entity and its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the Enterprise Income Tax Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-mainland China-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the central government of mainland China and governments of other countries or regions where the non-mainland China-resident enterprises are incorporated. As of December 31, 2025, the undistributed earnings and reserves of our subsidiaries and the variable interest entity located in mainland China are considered to be indefinitely reinvested, because we do not have any present plan to utilize the funds in these subsidiaries or the variable interest entity located in mainland China for dividend declaration in the foreseeable future, and we intend to retain most of the available funds and any future earnings in these subsidiaries or the variable interest entity for use in the operation and expansion of our business.

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

The E-commerce Law establishes obligations to protect consumers for operators of e-commerce platforms, such as obligations to protect consumers’ personal information and record information of deals concluded on their platforms, obligations to refund guarantee deposits to consumers in a timely manner and obligations to noticeably label commodities or services ranked under competitive bidding with the word “Advertisement.” E-commerce operators shall not conduct false or misleading commercial publicity by fabricating transactions, making up user reviews or any other means, to cheat or mislead consumers. E-commerce platform operators shall not delete consumers’ ratings of commodities sold or services provided on the platform. We have carried out compliance work in accordance with these regulatory requirements. In addition, on December 18, 2024, the State Administration for Market Regulation promulgated the Interim Measures for Assistance in Law Enforcement Investigation Relating to Online Transactions (effective on January 20, 2025); on March 18, 2025, the State Administration for Market Regulation amended the Measures for the Supervision and Administration of Online Transactions (effective on May 1, 2025); and on December 18, 2025, the State Administration for Market Regulation and the Cyberspace Administration of China jointly promulgated the Measures for the Supervision and Administration of Rules of Online Transaction Platforms (effective on February 1, 2026), all of which further strengthen and specify the obligations of operators of online transaction platforms. However, there are uncertainties with respect to the interpretation and implementation of the E-commerce Law and the related regulations, and how these laws and regulations may impact our business operations. We cannot guarantee that the compliance measures we have taken are fully consistent with the interpretation of regulators, and there is a risk that the company will be punished by those regulators because of any non-compliance activities. In April 2022, the Cyberspace Administration of China launched the “Clear and Bright” campaign to rectify a variety of online misconduct, in response to which certain enforcement actions were launched. If the governmental authorities of mainland China determine that we are not in compliance with all the requirements under applicable laws and regulations relating to Internet content, we may be subject to fines and/or other sanctions such as an order to correct the violation, confiscation of illegal earnings, suspension or shutdown of the related business and website, cessation of business operation for rectification, and revocation of business license, any of which could disrupt our operations.

In conducting anti-monopoly and competition laws and regulations related scrutiny or action, governmental agencies and regulators may, among other things, prohibit future acquisitions, divestitures, or combinations we plan to make, impose significant fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify our operations. On July 10, 2021, the State Administration for Market Regulation decided to prohibit our proposed merger with DouYu following its antitrust review, as a result of which the proposed merger was terminated. The anti-monopoly regulators may also issue implementation rules or guidelines from time to time to reinforce their regulation on certain industrial sectors. For instance, on February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day, aiming at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. This guideline intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related merchants and service providers on online platforms, such as unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition. On June 24, 2022, the revised version of Anti-Monopoly Law was promulgated by the Standing Committee of the National People’s Congress. According to the revised Anti-monopoly Law, where a concentration of undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be approved by the anti-monopoly authority before parties implement the concentration. Furthermore, the Provisions on the Review of Concentrations of Undertakings issued by the State Administration for Market Regulation on March 10, 2023 further clarified the factors that should be considered to determine whether an undertaking acquires control over, or may exercise decisive influence on, other undertakings. On January 28, 2026, the State Administration for Market Regulation promulgated the Guidelines on Anti-Monopoly Compliance for Internet Platforms, which further provide compliance standards under the Guideline. As of the date of this annual report, other than the decision of the State Administration for Market Regulation to prohibit our proposed merger with DouYu in 2021, we have not been subject to any regulatory actions or investigations in connection with anti-monopoly and we do not expect that the Guideline will have a material impact on our business. However, there remains uncertainties as to how these guidelines and the revised Anti-Monopoly Law will be implemented, and we cannot assure you that the governmental authorities will not take an opposite opinion. Any failure or perceived failure by us to comply with these guidelines and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

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

In addition to the advertisements that were placed by the advertising agencies or advertisers we directly cooperate with, our platform also displays side-bar advertisements placed by broadcasters on their own streaming channels and offers native advertisements in cooperation with broadcasters. While we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable laws and regulations of mainland China, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations. If we are found to be in violation of applicable advertising laws and regulations of mainland China, we may be subject to penalties and our reputation may be harmed, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Pursuant to the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, which became effective on June 1, 2015, and the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, which was promulgated in June 2016, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. These regulations, therefore, have substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. According to these regulations, foreign-invested enterprises can use these Renminbi capital, foreign debt and repatriated funds raised through overseas listing at their discretion and the State Administration of Foreign Exchange will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, it is still unclear whether foreign-invested enterprises, such as our subsidiaries in mainland China, are permitted to provide intercompany loans to the VIE and the VIE’s subsidiaries. In addition, the State Administration of Foreign Exchange promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, pursuant to which all foreign-invested enterprises can make equity investments in mainland China with their capital funds in accordance with the law. Furthermore, on September 12, 2025, the State Administration of Foreign Exchange promulgated the Circular Regarding Matters Concerning Deepening the Reform of Foreign Exchange Administration for Cross-Border Investment and Financing, or SAFE Circular 43, which became effective on the same day. SAFE Circular 43 provides that registration procedures are not required to complete when foreign-invested enterprises use their foreign exchange capital and the Renminbi funds obtained from its settlement for domestic reinvestment in mainland China, and the relevant funds for such domestic reinvestment may be directly transferred to the relevant accounts, on the condition that the special administrative measures for foreign investment access are not violated and such investment project is genuine and compliant. As the relevant government authorities have certain discretion in interpreting the regulation, there still remains uncertainties regarding the use of these capital funds for equity investments in mainland China in practice. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Currency Exchange and Dividend Distribution.”

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

Shareholder claims or regulatory investigations may face procedural complexities when pursued in mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

As of March 31, 2026, Tencent, our controlling shareholder, beneficially owned all of our issued and outstanding Class B ordinary shares, which constituted 65.4% of our total issued and outstanding share capital and 95.0% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, the holder of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holder may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We believe that we were likely a passive foreign investment company for U.S. federal income tax purposes for the taxable year ended December 31, 2025, which could subject U.S. investors to adverse U.S. federal income tax consequences.

We will be a passive foreign investment company (“PFIC”) for a taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are generally categorized as passive assets, and goodwill and other unbooked intangibles associated with active business activity are generally taken into account as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, we treat the variable interest entity (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities, but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

Based upon the nature and composition of our assets (in particular the retention of a substantial amount of cash, deposits, and investments), and the market price of our ADSs, we believe that we were likely a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and that we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC for any taxable year, a U.S. holder, as defined in “Item 10. Additional Information-E. Taxation-U.S. Federal Income Tax Considerations,” will generally be subject to burdensome reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our ADSs or Class A ordinary shares and on the receipt of distributions on our ADSs or Class A ordinary shares to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Furthermore, if we are a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. holder were to make a “deemed sale” election with respect to our ADSs or Class A ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations” and “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

We declared a special cash dividend on March 19, 2024 of US$0.66 per ordinary share, or US$0.66 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on May 10, 2024, and distributed such dividend in May 2024 in a total amount of approximately US$150 million. In addition, we declared a special cash dividend on August 13, 2024 of US$1.08 per ordinary share, or US$1.08 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on October 9, 2024, and distributed such dividend in October 2024 in a total amount of approximately US$250 million. In March 2025, our board approved the 2025-2027 Dividend Plan for the purpose of enhancing shareholder returns and optimizing our capital structure. The 2025-2027 Dividend Plan consists of the 2025 Cash Dividend, the 2026 Cash Dividend and the Expected 2027 Dividend. We distributed the 2025 Cash Dividend to the holders of our ordinary shares and holders of our ADSs in June 2025. The total amount of the 2025 Cash Dividend was approximately US$340 million, which was funded by surplus cash on our balance sheet. In addition, our board approved the 2026 Cash Dividend in March 2026, which will be paid to the holders of our ordinary shares and holders of our ADSs as of the close of business on June 17, 2026, in U.S. dollars, in an amount of US$0.135 per ordinary share or US$0.135 per ADS. The total amount of cash to be distributed for the 2026 Cash Dividend is expected to be approximately US$31 million, which will be funded by surplus cash on our balance sheet. The aggregate amount of the Expected 2027 Dividend is expected to be no less than US$30 million. With respect to the Expected 2027 Dividend, our board reserves full discretion relating to the determination to make such dividend distribution and the amount, timing, and other specifics of such distribution.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for the memorandum and articles of association, the register of mortgages and charges, a list of the names of our current directors upon payment of fees to the Cayman Registrar and special resolutions of shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

We adopted our stock incentive plan, or the 2017 Share Incentive Plan, in July 2017, for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We adopted an amended and restated 2017 share incentive plan in March 2018, or the Amended and Restated 2017 Plan. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. Under the Amended and Restated 2017 Plan, we are authorized to grant options to purchase Class A ordinary shares of our company and restricted share units to receive Class A ordinary shares. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2017 Plan is 28,394,117. As of March 31, 2026, options to purchase 72,500 Class A ordinary shares have been granted and are outstanding, and 956,845 restricted share units have been granted and are outstanding under the Amended and Restated 2017 Plan.

We adopted the 2021 Share Incentive Plan, effective on June 22, 2021. We may only grant restricted share units pursuant to the 2021 Share Incentive Plan. We adopted an amended and restated 2021 share incentive plan in September 2022, or the Amended and Restated 2021 Plan. Under the Amended and Restated 2021 Plan, the maximum aggregate number of shares of our company available for grant of awards is 8,018,111 Class A ordinary shares. As of March 31, 2026, 1,000,327 restricted share units have been granted and are outstanding under the Amended and Restated 2021 Plan.

We adopted the 2024 Share Incentive Plan, effective on December 22, 2024. We may grant both options and restricted shares units pursuant to the 2024 Share Incentive Plan. Under the 2024 Share Incentive Plan, the maximum aggregate number of shares of our company available for grant of awards is 15,846,000 Class A ordinary shares. As of March 31, 2026, options to purchase 4,562,919 Class A ordinary shares have been granted and are outstanding, and 3,679,699 restricted share units have been granted and are outstanding under the 2024 Share Incentive Plan.

For the fiscal year ended 2025, we recorded share-based compensation of RMB73.6 million (US$10.5 million), related to share incentive plans.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations with respect to a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring principal shareholders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and
●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

As an exempted company incorporated in the Cayman Islands that is listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We follow home country practice and have a two-member audit committee, in lieu of the requirement of NYSE Listed Company Manual Section 303A.07 to have an audit committee with at least three members. Additionally, Section 303A.08 of the NYSE Listed Company Manual requires that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. We have followed our home country practice in this regard and did not seek shareholders’ approval when we approved the 2024 Share Incentive Plan. Furthermore, Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual. In addition, Section 302.00 of the NYSE Listed Company Manual requires that we must hold an annual general meeting of shareholders during each fiscal year. We have followed our home country practice in lieu of the provisions of Section 302 and did not hold an annual general meeting of shareholders in 2025. We may also rely on other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

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

B.Business Overview

We are a leading game-related entertainment and services provider. We deliver dynamic live streaming and video content and a rich array of services spanning games, e-sports, and other interactive entertainment genres to a large, highly engaged community of game enthusiasts. We have cultivated a robust entertainment ecosystem powered by AI and other advanced technologies, serving users and partners across the gaming universe, including game companies, e-sports tournament organizers, broadcasters and talent agencies. Leveraging this strong foundation, we have also expanded into innovative game-related services, such as game distribution, in-game item sales, advertising and more. We continue to extend our footprint in China and abroad, meeting the evolving needs of gamers, content creators, and industry partners worldwide.

We have created a vibrant community for game enthusiasts of the young generation. With our game live streaming and video content, we have established ourselves as a platform where game lovers come together to connect and share common interests and passion. In addition to our core game and e-sports offerings, we provide a wide range of non-game entertainment content, such as talent shows, anime, outdoor activities, live chats, and online theater. Our users interact with one another with the support of our platform’s social functions, such as bullet chatting, real-time commenting and gifting, which cultivate a sense of belonging and enhance user stickiness. This real-time interaction creates a dynamic, user-generated content environment that is integral to the overall entertainment experience we provide.

Our open platform also functions as a marketplace for broadcasters and talent agencies to congregate and collaborate with us. We have set up operating standards and incentive mechanisms to encourage healthy competition, good performance and regulatory compliance. The monetization opportunities for broadcasters and talent agencies are linked to their performance, which motivates them to supply high-quality content and services that enrich our ecosystem.

Our technology platform is designed for reliability, scalability and flexibility. Leveraging our technological capabilities in the fields of AI and big data, live streaming, and infrastructure, we deliver superior user experience and conduct operations in an efficient manner.

Building on our strong foundation in game live streaming, starting from 2023, we have been undertaking a strategic transformation to expand our presence in the game industry, through deepening cooperation with game companies and exploring new opportunities that complement our user community and content ecosystem to drive sustainable long-term business development. We have been implementing various initiatives to drive a shift in our commercialization roadmap by offering more game-related services such as game distribution, in-game item sales, and game advertising, while also optimizing content creators’ income structure to boost their financial rewards and better align our content costs with our revenues. To support these goals, we are proactively adjusting various aspects of our business for a more targeted allocation of internal resources.

We have started our operations overseas since May 2018, and further expanded our international reach with the acquisition of a global mobile application service provider in December 2023. We remain focused on improving the product experience and strengthening our content ecosystem to explore more overseas game-related services and advertising opportunities.

Our Users

Our user base consists mainly of the young generation, who are generally more open-minded and tech-savvy, with an interest in games and other forms of entertainment. As we continue to provide rich and high-quality content offerings and various interactive features, we remain committed to engaging our large user base. Our average MAUs in 2025 was 161.1 million. By distributing our content and services through an expanded network of content platforms, we have extended our market presence. In addition to our own platforms, we believe our robust network of content creators allows us to reach a vast additional audience across the wider gaming and streaming landscape, further expanding our influence and potential monetization touchpoints.

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

Since 2024, we have strengthened our collaboration with multiple content platforms to selectively bring our content and services to a broader gamer audience, in order to expand our market presence and set the stage for future commercialization initiatives, particularly in game-related services.

Games

Live streaming of game content, such as gameplay, e-sports tournaments and game events, has attracted a large number of users on our platform. Leveraging our close relationship with game developers and publishers as well as popular game broadcasters, e-sports leagues and players, we are able to consistently offer high-quality and engaging game live streams to our users. We actively track viewership growth and community feedback with respect to new game titles to identify trending games and allocate our broadcaster resources accordingly ahead of emerging surge in demand of such game content. Among the game titles streamed on our platform, League of Legends, Honor of Kings, Counter-Strike 2, Teamfight Tactics, and Valorant, all being e-sports games, were among the most watched games in terms of total viewing time in 2025.

We cooperate with e-sports tournament and game event organizers, game developers and game publishers to identify trending e-sports competitions and secure live streaming rights of matches and tournaments favored by our community. Starting from 2022, we adopted a stricter screening process for content procurement and production to increase our investment efficiency and to offer high-quality live streams of e-sports tournament and game events to our users. For example, under a license agreement entered into in April 2021 and following various amendments, we acquired the exclusive broadcasting rights in mainland China for League of Legends Pro League from 2021 to 2022 and the non-exclusive broadcasting rights in mainland China for League of Legends Pro League and League of Legends World Championship from 2023 to 2025. Securing the broadcasting rights for these major e-sports tournaments further demonstrates our platform’s brand value and influence in mainland China’s e-sports industry. We provided live streaming services for approximately 340 licensed e-sports tournaments and game events in 2025.

We also continued to proactively produce and organize e-sports tournaments and game events that further complement the viewing experiences of game enthusiasts, including some organized in collaboration with other game content platforms. Huya Legend Cup, a tournament for League of Legends, Thunder Cup Gold Tournament, a tournament for Honor of Kings, Immortal Cup for DOTA 2, and Delta Force Diamond Champions, a tournament for Delta Force are among the most popular e-sports tournaments and game events that were produced and organized by us in 2025. In addition, we hosted a series of Huya Village Games competitions in 2025, encouraging massive participation from local communities, which also helped to broaden the audience for e-sports content.

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

Besides, we also continued to offer our own original content produced in-house or in collaboration with quality third-party partners. In 2025, we produced a number of popular shows such as Pig & Chicken Catcher Streamer Challenge, and Clear the Billiards Table, Girls!.

In 2025, we live streamed approximately 150 in-house produced e-sports tournaments and game events, and entertainment shows.

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

We manage, support and promote our broadcasters based on their respective level of popularity and quality of content. For the most popular broadcasters, we cooperate with them and their talent agencies to develop individualized promotion strategies and help them continue to generate top-quality content. We also utilize our data analytic capability to identify broadcasters that have shown great potential, based on ranking and popularity trends, and devote appropriate resources to them. Leveraging our strong data analytic capability and AI-enabled technology, we are able to recommend content generated by promising broadcasters to interested users, thus enhancing user engagement and improving their popularity. We are also committed to nurturing and promoting our amateur broadcasters, which we believe is important for the sustainable growth of our broadcaster community and the development of our diversified content. We help those amateur broadcasters improve their content quality as well as their attractiveness on our platform by providing technical support and pairing them with talent agencies if necessary. We also allow broadcasters to upload their recorded video clips to our platform, and we selectively record and edit live streaming gameplays of certain popular broadcasters and turn them into video clip highlights.

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

Our Platform

Our platform includes the mobile apps, websites, and PC clients through which users can access our content anywhere, anytime. We offer a variety of features, tools and services to our users on our platform. Viewers primarily access our platform through our “Huya Live” mobile app, including its associated mini programs and the app on smart TV and other smart devices, our website “www.huya.com”, or our PC clients. Broadcasters primarily live stream through our “Huya Assistant” mobile app and our PC clients. Our mobile apps are primarily available for download from Apple app store and various Android app stores of smart devices.

We have expanded our platform to cater to users outside our home market since 2018. In May 2018, we launched Nimo TV, which provides game live streaming services in overseas markets. Furthermore, we have enhanced our international reach through a global mobile application service provider acquired in December 2023, enabling us to offer a broader range of game-related services and advertising opportunities to a global audience. Our overseas users and broadcasters primarily access our platform through our “Nimo TV” mobile app, our websites “www.nimo.tv” and other mobile applications and websites within our overseas ecosystem.

Features for Users

Through our platform, users can watch live streams and chat with their favorite broadcasters and other users anytime, anywhere. Features of our platform have been carefully designed to create a seamless viewing experience, an interactive environment, and a vibrant culture for our users. The basic features of our platform dedicated to users include watching and following, content exploring and recommendation, bullet chatting and messaging, purchasing and gifting, game-related services, and community interaction.

Watching and following. Watching live streams is the main function of our platform. Video resolution and quality of live streams are adjusted automatically based on the users’ internet connection quality. When watching a live stream, users may choose to follow a broadcaster through our following feature and receive notification in the future when the broadcaster starts streaming. Users are also able to share links to live streams on other social media platforms. For e-sport tournaments and game events content, we also provide features such as live event instant playback and event data visualization to enhance user engagement. Users may choose any specific time interval within a live event to replay, and view pre-match analysis and real-time data based on event statistics.

Content exploring and recommendation. The interfaces of our mobile apps, websites and PC clients are user-friendly and easy to navigate. Leveraging our AI technology and massive user data, we are able to present a front page with individualized content recommendations tailored to the interest profile of each returning user. Users may also browse by content genre, or type in keywords in the search bar displayed on our mobile apps, websites and PC clients to look for content that may interest them. In addition, by deploying advanced foundation models, we have enhanced our content discovery and search capabilities to improve the overall user experience.

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

Game-related services. To facilitate our game distribution services, we offer a game center module where users can pre-order and download games, obtain gift game toolkits, and view game information. To facilitate our in-game item sales services, we offer an in-game item mall section that integrates popular game skins, tools and user incentive activities. Users can also purchase in-game items directly from the yellow shopping carts on selected broadcasters’ channels while watching these broadcasters’ live content. In addition, we have launched AI-powered game tools to further enrich users’ game-related experience, and to expand our user reach and engagement in the broader gaming ecosystem. For example, we introduced a Delta Force map tool, which provides rich, immersive 3D environments to help players better navigate and engage with the game.

Community interaction. We offer a game community section, which features a wide range of content such as images, text posts, and videos as well as game Q&As, strategies and events. The community section also serves as a discussion board between users and their favorite broadcasters, promoting interactions between broadcasters and their fans to build stronger bonds outside of streaming hours. In the community section, there are segments for different game titles and tournaments, where official accounts operated by game studios can join the community to provide information of game events and game strategies. We also offer a “Huya Ratings” function within the community section, providing users with a professional forum for e-sports ratings and reviews of e-sports players, tournaments, broadcasters and more.

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

Overseas Initiatives

We started our overseas businesses in May 2018 mainly through Nimo TV, our game live streaming platform for overseas markets. In December 2023, we acquired a 100% equity interest in a global mobile application service provider from Tencent, further expanding our overseas reach. Building on our international presence, we began exploring more diverse revenue streams in overseas markets in 2024 by offering game distribution, in-game item sales, and marketing services.

Monetization

At present, we monetize our user base mainly through live streaming services, advertising services and game-related services. Revenues from live streaming services are primarily generated from the sales of products and services that our users purchase on our live streaming platform. We share revenues generated on our platform with broadcasters and talent agencies. Revenues from advertising services are primarily generated from advertisements placed on our live streaming platforms. In addition, we generate revenues from game-related services and online games.

Live Streaming

We generate revenues from users purchasing our live streaming services. Our users can purchase various products and services offered by us, mainly including consumable virtual items and time-based virtual items, or multiple virtual items sold in bundles. Broadcasters may be entitled to share a percentage of the proceeds generated from the sales of these products and services attributed to their live streams.

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

Advertising Services

We derive part of our revenues from advertising services on our platform. We offer customized advertising services aimed at targeted demographics.

There are various forms of advertising on our platform. We offer display advertisements, which include (i) background advertisements that appear on the side of a live stream screen, (ii) advertisements placed in various areas of our platform, and (iii) advertisements placed on the launch screen of our mobile apps. We also offer native advertisements through providing monetary incentives to our popular broadcasters in exchange for product placement or game promotion in their live streams. We also utilize our integrated platform to provide event-driven advertising solutions for advertisers such as advertising campaigns during e-sports tournaments and game events. We strive to creatively design tailored advertising campaigns for advertisers without compromising user experience. We focus on content, style, design and interactive features of the advertisements so that they will not be disruptive to our users. We also operate performance-based advertising distribution mechanisms that optimize advertising distribution processes with precise targeting and customized promotional strategies. We also collaborate with third-party advertising partners and strategic partners to extend the reach and effectiveness of our advertising services.

Our advertising revenue is derived from advertisers in the games industry, including game developers, publishers and e-sports organizers, as well as from international and domestic companies that operate across a variety of industries, including electronics, online retail and automobiles.

Game-related Services and Others

In addition to the advertising services mentioned above, we also generate a portion of our revenues from game distribution and in-game item sales services in pursuit of our strategic transformation to expand our presence in the game industry and offer more game-related services. Furthermore, we are exploring opportunities in game publishing. We collaborate with Kingsoft Shiyou to co-publish the popular social deduction game, Goose Goose Duck mobile version, in the Chinese mainland. Since its open beta launch in the Chinese mainland on January 7, 2026, this title has received strong market recognition. As the co-publisher, we play a key role in the title’s launch by spearheading content-driven marketing and publishing initiatives.

We develop and operate certain mobile games jointly with third-party distribution platforms and game-related apps. Our users can access those games through our platform and purchase in - game items that enhance their playing experience.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of March 31, 2026, we have registered 1,124 patents in mainland China and have applied for 371 additional patents with the PRC State Intellectual Property Office. In mainland China, it generally takes up to one year for the Patent Office under the State Intellectual Property Office to review, and approve or deny applications of patents in the category of utility model or design and two to five years in the category of invention. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Intellectual Property Rights—Patents.”

We have registered 430 software copyrights and 89 copyrights of artworks with the PRC National Copyright Administration. We have 291 registered domain names, including huya.com. As of March 31, 2026, we have 1,457 registered trademarks in mainland China, Hong Kong, Macao and Taiwan and 418 registered trademarks overseas, including our “Huya”, “虎牙” and “虎牙直播” trademarks, and are in the process to register additional 153 trademarks.

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

Competition

As a leading player in the online live streaming market of mainland China, we face competition from providers of similar services, such as DouYu, and other online entertainment platforms, such as Bilibili, Kuaishou, and Douyin. Online live streaming platforms that focus on games content compete directly with us for users and broadcasters. In addition, we compete with other large video streaming platforms, social media platforms and other platforms offering online entertainment. We also compete with other advertising channels in providing online advertising services. As we expand our presence in the game industry and offer more game-related services, we also face additional competition from that industry. Some of our competitors may have longer operating histories, significantly larger user bases, more established brand names, broader product or service offerings, significantly greater financial, technical and marketing resources than we do or have long-term strategic relationships with game developers or publishers, and in turn may have an advantage in attracting and retaining users, broadcasters, talent agencies, advertisers and other business partners. We believe that our ability to compete effectively for users depends upon many factors, including the variety of our content, user experience on our platform, retention of key broadcasters, effectiveness of content monitoring and review, our relationship with business partners, our marketing efforts and reputation of our brands.

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

Regulations on Telecommunications Services

In September 2000, the State Council issued the Regulations on Telecommunications of China, as amended on July 29, 2014 and February 6, 2016, to regulate telecommunications activities in mainland China. The Regulations on Telecommunications set out basic guidelines on different types of telecommunications business activities in mainland China. According to the Catalog of Telecommunications Business (2015 Amendment), attached to the Regulations on Telecommunications, implemented on March 1, 2016 and amended on June 6, 2019, internet information services are a type of value-added telecommunications services. The Regulations on Telecommunications require operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from the Ministry of Industry and Information Technology or its provincial branches prior to the commencement of such services. Currently, Guangzhou Huya, the variable interest entity in mainland China, holds an ICP License, a sub-category of the value-added telecommunications business operation license, covering provisions of internet and mobile network information services, issued by the Guangdong branch of the Ministry of Industry and Information Technology on November 28, 2025.

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

On July 1, 2024, the State Council issued the Provisions of the State Council on Implementing the Registered Capital Registration Management System under the PRC Company Law, and on December 20, 2024, the State Administration for Market Regulation promulgated the Implementing Measures for the Administration of Company Registration (effective on February 10, 2025), both of which further strengthen the registration management of companies’ registered capital. Pursuant to such provisions, there is a three-year transitional period, from July 1, 2024, to June 30, 2027, allowing existing companies to align their capital contribution timelines accordingly.

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

On September 6, 2024, the National Development and Reform Commission and the Ministry of Commerce jointly issued the Special Administrative Measures, or the Negative List, effective on November 1, 2024. Pursuant to the Negative List, if a domestic company engaging in the prohibited business stipulated in the Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operations and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. According to the public responses of officials from the National Development and Reform Commission and the Ministry of Commerce to the reporters’ questions regarding the Negative List, no reduction shareholding percentage of foreign investor is required with respect to those existing enterprises listed overseas, the percentage of foreign shareholding of which have exceeded the stipulated threshold before the promulgation of the Negative List.

To comply with such foreign ownership restrictions, we operate our live streaming platform in mainland China through Guangzhou Huya, the variable interest entity, which is owned by Linzhi Tencent Technology Co., Ltd. We gained control and became the sole beneficiary of Guangzhou Huya through a series of contractual arrangements between Huya Technology, Guangzhou Huya and Linzhi Tencent Technology Co., Ltd. Moreover, Guangzhou Huya is the registered holder of domain names, trademarks and facilities necessary for our daily operations, which we believe is in compliance with the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services. We are advised by our mainland China legal counsel, Commerce & Finance Law Offices, that based on its understanding of the current laws, rules and regulations of mainland China, our corporate structure complies with all existing laws and regulations of mainland China. However, we are further advised by our mainland China legal counsel that there are uncertainties with respect to interpretation and application of existing or future laws and regulations of mainland China and thus future governmental interpretations or enforcement practices may differ from those currently reflected in our mainland China legal counsel’s opinion.

Internet Information Services

The Administrative Measures on Internet Information Services, issued by the State Council on September 25, 2000 and amended on January 8, 2011 and December 6, 2024, regulate provision of internet information services in mainland China. According to these administrative measures, internet information services refer to provision of information through internet to online subscribers, including commercial and non-commercial services. Pursuant to the these administrative measures, commercial internet information service providers shall obtain ICP Licenses, from local authorities of mainland China before engaging in commercial internet information services in mainland China. In addition, according to the laws, administrative regulations or rules of mainland China, providers of internet information services with respect to news, publishing, education, medical treatment, health, pharmaceuticals or medical apparatus shall obtain consent of the competent authority of mainland China before applying for operating permit or carrying out record-filing procedures. Guangzhou Huya currently holds the ICP License on internet information services issued by the Guangdong branch of the Ministry of Industry and Information Technology on November 28, 2025.

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

On January 10, 2025, the Cyberspace Administration of China promulgated the Provisions on the Management of Business Activities Related to Multi-channel Information Distribution Services (“MCN”) (Draft for Comment), which provided that, MCN agencies engaging in online content distribution shall complete platform registration, establish content management mechanisms, and comply with legal and ethical standards. According to the draft, MCN agencies shall ensure content authenticity, prevent misinformation, and avoid practices such as traffic fraud and online violence. Platforms shall supervise MCN compliance, establish risk assessment systems, and report violations to authorities. Separately, the Measures for the Supervision and Administration of Live-streaming E-commerce, jointly issued by the State Administration for Market Regulation and the Cyberspace Administration of China on January 6, 2026, effective as of February 1, 2026, has explicitly established MCN agencies (referred to as “live-streaming marketing personnel service institutions” under the Measures) as independent liable parties and imposed compliance obligations on their operations.

On March 7, 2025, the Cyberspace Administration of China, Ministry of Industry and Information Technology, the Ministry of Public Security and National Radio and Television Administration jointly promulgated the Measures for Labeling AI-Generated or Composed Content, which came into effect as of September 1, 2025. The measures aim to promote the healthy development of AI and regulate the labeling of AI-generated or composed content. According to the measures, both explicit label and implicit label are required for AI-generated or composed content. The explicit label shall be prominently presented in texts, audios, images, videos and virtual scenes, while the implicit label shall record the generated or composed content in the file metadata. The service providers shall ensure the integrity of the label during the dissemination of the content and shall not maliciously delete, tamper with, forge or conceal the labeling of generated or composed content, and the internet application distribution platform shall verify the materials related to the labels for its generated or composed content. In addition, the Cybersecurity Technology—Labeling Method For Content generated by artificial intelligence issued by the State Administration for Market Regulation and the Standardization Administration of the PRC has been implemented as of September 1, 2025. Furthermore, on September 27, 2025, the Cyberspace Administration of China promulgated the Notice on Public Solicitation of Comments on the Interim Measures for the Administration of Anthropomorphic Interactive Artificial Intelligence Services (Draft for Comments), which aims to promote the sound development and regulated application of anthropomorphic interactive artificial intelligence services.

Guideline on Anti-monopoly of Platform Economy Sector

On February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day and operates as a compliance guidance under the existing anti-monopoly laws and regulations of mainland China for platform economy operators. This guideline intends to regulate abuse of a dominant position and other anticompetitive practices by online platform operators and the related merchants and service providers on online platforms. Pursuant to this guideline, representative examples of abuse of dominance include unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition. In April 2024, the Anti-monopoly and Anti-unfair Competition Commission Committee of the State Council issued Anti-monopoly Compliance Guideline for Business Operators, which aims to guide and support business operators in establishing and improving anti-monopoly compliance management systems and to enhance their ability to prevent and handle anti-monopoly compliance risks. On January 28, 2026, the State Administration for Market Regulation promulgated the Guidelines on Anti-Monopoly Compliance for Internet Platforms, which further provide compliance standards under the Guideline.

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

In addition, pursuant to the Provisions on the Administration of Online Live-streaming Services promulgated by Cyberspace Administration of China on November 4, 2016, which became effective on December 1, 2016, live streaming service providers should verify the identity of users on a live streaming platform with their information such as mobile phone number. Also, according to the Administrative Measures for Business Activities of Online Performances issued by Ministry of Culture and Tourism on December 2, 2016, which became effective on January 1, 2017, live streaming service providers should require broadcasters on a live streaming platform to make real-name registration.

Moreover, in August 2018, pursuant to the Notice on Strengthen the Management of Live Streaming Service jointly issued by the National Office of Anti-Pornography and Illegal Publication, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration, and the Cyberspace Administration of China, an internet live-streaming service provider shall fulfill ICP registration process at telecommunication authorities, and shall also apply to competent authorities for proper approvals and permits if its business involves any telecommunication service and internet news, online performances, visual or audio live broadcasts. The Notice further requires each live streaming service provider to implement real-name registration system for users, strengthen its management of internet broadcasters, establish blacklist system for internet broadcasters, integrate and enhance the monitoring and reviewing system for live broadcasting content and the disposal measures for illegal and harmful content. According to the Law of China on the Protection of Minors (2020 Revision) which became effective on June 1, 2021, live streaming service providers are prohibited from offering online live streaming account registration services to minors under 16, and minors aged 16 or above must obtain consent from their parents or guardians and verify the identity information before registering live streaming accounts.

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

On June 27, 2022, the Administrative Provisions on the Account Information of Internet Users, which was promulgated by the Cyberspace Administration of China and became effective on August 1, 2022, set out guidelines on the provision the account information of internet users. Internet-based information service providers that provide internet users with information release services shall formulate and make public the rules for the management of accounts of Internet users and platform conventions, enter into service agreements with internet users, and authenticate the real identity information of the users who apply for registration of accounts for production of information content in the fields of economy, education, medical care and health, and justice. Internet-based information service providers shall require these users who apply for registration of accounts to provide relevant materials such as service qualification, professional qualification and professional background, verify these materials and add a special mark to the account information. Any internet-based information service provider in violation of the present administrative provisions shall be punished in accordance with the laws and administrative regulations.

On September 9, 2022, the Administrative Provisions on Internet Pop-up Push Notification Services was issued by the Cyberspace Administration of China, Ministry of Industry and Information Technology and State Administration for Market Regulation, effective on September 30, 2022, which require that providers of internet pop-up push notification services shall implement the responsibilities as subjects of information content management and establish and improve management systems for censoring of information content, ecological governance, data security and personal information protection, and protection of minors.

On November 25, 2022, the Cyberspace Administration of China, Ministry of Industry and Information Technology and Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, which became effective on January 10, 2023. According to the these provisions, deep synthesis technology refers to any technology that utilizes deep learning, virtual reality or any other generative or synthetic algorithm to produce text, images, audio, video, virtual scenes or other network information. These provisions emphasize that the providers of deep synthesis services, as the primary entities responsible for the information security, should not use deep synthesis services to engage in activities prohibited by laws and regulations.

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

Currently, Guangzhou Huya holds a valid Commercial Performance License issued by the Guangzhou Bureau of Culture, Radio, Television, Tourism and Sport.

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

According to the Notice on Issues Concerning Strengthening the Administration of Live Streaming Services of Online Audiovisual Programs issued by the government of mainland China on September 2, 2016, live streaming services on either (i) major political, military, economics, social, cultural, sports activities and events streaming or (ii) activities such as general social group cultural activities or sports events are required to apply for an Audio-Visual License. Guangzhou Huya has registered and filed its business development regarding its live streaming service on Information Management System for National Online Audio-Visual Platforms and the Guangzhou Aowei Information Technology Co., Ltd., a subsidiary of Guangzhou Huya, has obtained the Audio-Visual License on February 28, 2024. As to our video clip services on our platform, although we currently hold an Audio-Visual License, due to the interpretation and implementation of existing and future laws and regulations, this may not be sufficient to meet regulatory requirements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Our Industry—If we fail to obtain and maintain the licenses and approvals required under the complex regulatory environment for internet-based businesses in mainland China, our business, financial condition and results of operations may be materially and adversely affected.”

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

In addition, on February 9, 2021, the National Office of Anti-Pornography and Illegal Publication, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration, the Cyberspace Administration of China and the State Administration for Market Regulation jointly issued the Guiding Opinions on Strengthening the Management of Online Live Streaming, which require that online live streaming platforms to: (i) establish and improve the management system of live streaming account classification, the management rules of virtual gifting and the management system of virtual gifts; (ii) set reasonable limits on the maximum amount of virtual gifting in a single show according to different categories of live streaming accounts; and (iii) set reasonable upper limits on a single virtual gift and amount of virtual gifting to remind the users whose daily consumption amount has triggered the corresponding threshold, and set necessary the reward cooling off period and deferred payment period. Furthermore, on April 4, 2026, the Office of the Central Cyberspace Affairs Commission issued the Notice on Strengthening the Regulated Management of Online Live Streaming Gifting, which became effective on the same day. The notice requires platforms to explicate gifting rules, set gifting limits and reminders, regulate rankings of the gifting amount, regulate the gifting interactions, strengthen protection of minors, establish a negative list for gifting monetization, strengthen the identification and disposal of abnormal gifting, improve complaint handling system, and increase penalty and disclosure degree for violations, so as to regulate live streaming gifting practices and foster sound industry development.

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

In November 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law, which was amended on October 28, 2025 (effective on January 1, 2026), requiring, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The Civil Code of China promulgated in 2020 also provides specific provisions regarding the protection of personal information.

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

On December 28, 2021, the Cyberspace Administration of China, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of National Security, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, the State Administration for Market Regulation, the National Radio and Television Administration, the China Securities Regulatory Commission, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators with personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before going to list abroad. The cybersecurity review evaluates, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk.

On May 23, 2023, the State Administration for Market Regulation and the Standardization Administration jointly released the Guideline for the Classification of Cybersecurity Incidents, which has been implemented on December 1, 2023, defining the classification of cybersecurity incidents and expanding the scope of identifying cybersecurity incidents. According to the Guideline for the Classification of Cybersecurity Incidents, a relatively serious, serious or extremely serious cybersecurity incident shall be reported within one hour.

On September 11, 2025, the Cyberspace Administration of China promulgated the Measures for the Administration of National Cybersecurity Incident Reporting, which came into effect on November 1, 2025. Pursuant to the Measures, an operator shall promptly activate its emergency plan for disposal upon occurrence of a cybersecurity incident.

On September 24, 2024, the State Council promulgated the Regulations on the Management of Network Data Security, or the Data Security Regulations, which is applicable to network data processing activities and the security supervision and administration thereof conducted within the territory of the PRC and took effect on January 1, 2025. The Data Security Regulations stipulate that data processors engaging in data processing activities that affect or may affect national security shall be subject to cybersecurity review in accordance with relevant laws and regulations. Furthermore, the Data Security Regulations include, but are not limited to, the following provisions: (i) the Data Security Regulations provide specific guidelines to clarify the Personal Information Protection Law regarding notification, consent, and individuals’ rights; (ii) the Data Security Regulations outline the requirements for establishing an important data catalog and stipulate the responsibilities of network data processors to identify and report important data; (iii) the Data Security Regulations optimize regulations for cross-border data security management, specifying conditions under which network data processors may provide personal information abroad. The regulations clarify that data not identified or publicly disclosed as important data by relevant regions or departments need not undergo cross-border security assessments for important data; (iv) the Data Security Regulations set forth network data security protection requirements for network platform service providers, third-party product and service providers, and other relevant entities. On November 22, 2025, the Cyberspace Administration of China and the Ministry of Public Security promulgated the Public Comments Solicitation for the Provisions on Personal Information Protection for Large Online Platforms (Draft for Comment), which provides that the national cyberspace administration, together with the Ministry of Public Security under the State Council and other relevant departments, shall formulate and publish a catalogue of large online platforms and update it dynamically, and a large network platform service provider is a network data processor providing large online platform services.

On February 12, 2025, the Cyberspace Administration of China issued the Administrative Measures for Personal Information Protection Compliance Audit, which took effect on May 1, 2025. According to these administrative measures, any personal information processor who processes personal information of more than 10 million individuals shall carry out the personal information protection compliance audit at least once each two years. Any personal information processor who processes personal information of more than 1 million individuals shall designate a specific officer to be responsible for the compliance audit of its personal information protection. Any personal information processor providing important internet platform services, with a large number of users and with the complicated business types shall establish an independent institution mainly composed of external personnel to supervise the personal information protection compliance audit. After completion of compliance audit, the personal information processors shall submit the compliance audit report issued by the agency to the protection authorities.

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

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. If an internet content provider violates these regulations, the Ministry of Industry and Information Technology or its local bureaus may impose penalties and the internet content provider may be liable for damages caused to its users. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015. The Ninth Amendment to the Criminal Law amends the standards of crimes related to the infringement of citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law, which was amended on October 28, 2025 (effective on January 1, 2026), requiring, among others, that network operators to take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The Civil Code of China promulgated in 2020 also provides specific provisions regarding the protection of personal information. Furthermore, the Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibit collection of user information through coercive means by online platforms operators. In August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, effective on November 1, 2021, which integrates the scattered rules with respect to personal information rights and privacy protection. On April 25, 2025, the State Administration for Market Regulation and the Standardization Administration of the PRC issued the Security Requirements for Processing of Sensitive Personal Information, which became effective on November 1, 2025, and further specifies technical requirements for sensitive personal information processing activities. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the Cyberspace Administration of China, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

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

According to the Administrative Provisions on Deep Synthesis of Internet Information Services, which were jointly promulgated by the Cyberspace Administration of China, the Ministry of Industry and Information Technology and the Ministry of Public Security on November 25, 2022 and came into effect on January 10, 2023, deep synthesis technology refers to the use of technologies in relation to deep learning and virtual reality to produce texts, images, audio, video, virtual scenarios and others. Deep synthesis service providers, technical supporters and users shall fulfill corresponding obligations and responsibilities in accordance with the provisions, including establishing and improving the algorithm management system, taking measures to protect data security and personal information, conducting content review, performing security assessment, and completing filing procedures for algorithms.

In addition, the Interim Measures for the Administration of Generative Artificial Intelligence Services, which were promulgated by the Cyberspace Administration of China together with other government authorities on July 10, 2023 and came into effect on August 15, 2023, specify the compliance requirements for generative artificial intelligence service providers. Individuals or organizations that provide generative artificial intelligence services such as texts, images, audio, video and other content shall bear the responsibility of network information content producers to fulfill the obligations in relation to network information security, and shall bear the responsibility of personal information processors to protect personal information. Where generative artificial intelligence service provider with public opinion attributes or social mobilizing ability shall carry out security assessment in accordance with the PRC regulations, and shall perform the procedures for algorithm filing, alteration and deregistration in accordance with the Provisions on the Administration of Algorithmic Recommendation of Internet Information Services. Furthermore, on September 27, 2025, the Cyberspace Administration of China promulgated the Notice on Public Solicitation of Comments on the Interim Measures for the Administration of Anthropomorphic Interactive Artificial Intelligence Services (Draft for Comments), which aims to promote the sound development and regulated application of anthropomorphic interactive artificial intelligence services.

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

Pursuant to the Circular on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37 issued by the State Administration of Foreign Exchange and becoming effective on July 4, 2014 and its appendixes, mainland China residents, including mainland China institutions and individuals, must register with local branches of the State Administration of Foreign Exchange in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such mainland China residents’ legally owned assets or equity interest in domestic enterprises or offshore to assets or interests, referred to as a “special purpose vehicle.” This Circular further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, including but not limited to increase or decrease of capital contributed by mainland China individuals, share transfer or exchange, merger, division or other material event.

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

Value added tax

Our live streaming services, advertising activities, and for any other parts of our business are subject to a value-added tax in mainland China in accordance with in accordance with the Provisional Regulations on Value-added Tax and its implementation rules. The Provisional Regulations on VAT were issued by the State Council in December 1993 and last amended on November 19, 2017. The regulations applicable to the prevailing VAT are the Notice of the Ministry of Finance and the State Taxation Administration on Adjusting Value added Tax Rates, which was issued on April 4, 2018 and became effective on May 1, 2018, and the Notice of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on Relevant Policies for Deepening Value Added Tax Reform, which was issued on March 20, 2019 and became effective on April 1, 2019. The primary rate of VAT applicable to our PRC subsidiaries and the variable interest entity is 6% for the years ended December 31, 2023, 2024 and 2025.

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

C.Organizational Structure

The following diagram summarizes our corporate structure chart, including our significant subsidiaries and the VIE, as of the date of this annual report:

HUYA Inc.
(Cayman Islands)
100%
Tiger Information Technology Inc
(Cayman Islands)
100%
HUYA PTE. LTD.
(Sigapore)
100%
Huya Limited
(Hong Kong)
100%
Tiger Jungle Inc
(Cayman Islands)
100%
SMART SKYLINE INC
(Cayman Islands)
100%
Syspace International Limited
(Cayman Islands)
100%
ELECYBER INTERNATIONAL PTE. LTD.
(Singapore)
Offshore
Onshore
100%
Guangzhou Huya Technology Co., Ltd.
("Huya Technology")
100%
Guangzhou Huya Information Technology Co., Ltd.
("Guangzhou Huya")(1)
Hainan Huya Entertainment Information Technology Co., Ltd.
("Hainan Huya")
Equity Interest
Contractual arrangements

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

In the opinion of Commerce & Finance Law Offices, our mainland China legal counsel:

●	the ownership structures of Huya Technology and Guangzhou Huya are in compliance with laws or regulations of mainland China currently in effect; and
●	the contractual arrangements among Huya Technology, Guangzhou Huya and Linzhi Tencent governed by mainland China law, are valid, binding and enforceable under law of mainland China, and do not result in any violation of applicable laws or regulations of mainland China currently in effect.

However, there are uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China. If the government of mainland China finds that the agreements that establish the structure for operating our live streaming business do not comply with government restrictions of mainland China on foreign investment in value-added telecommunications services business, such as the internet content provision services, we could be subject to penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the government of mainland China finds that the structure we have adopted for our business operations does not comply with laws and regulations of mainland China, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to penalties, including the shutting down of our platform and our business operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We may be adversely affected by the complexity, uncertainties and changes in the regulation of mainland China relating to the internet industry and companies,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties with respect to the legal system of mainland China and the interpretation and enforcement of laws and regulations of mainland China may affect the legal protections available to you and us,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.Property, Plants and Equipment

Our corporate headquarters are located in Guangzhou, China. As of March 31, 2026, we have leased office space with an aggregate area of over 30,836 square meters, of which 17,553 square meters are in our Guangzhou headquarters and the remainder in Foshan, Beijing and other cities within and outside mainland China. Our physical servers are primarily hosted at internet data centers owned by major domestic internet data center providers. In November 2020, we entered into an agreement to obtain the usage right to a piece of land with an area of approximately 29,258 square meters in Foshan City, Guangdong Province, China, through a public auction. Our winning bid price was RMB310.2 million. We are currently developing office space on the land to accommodate future work force expansion and reduce long term operating costs and expenses. We believe that our existing facilities are generally adequate in meeting our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

A.Operating Results

We are a leading game-related entertainment and services provider. We deliver dynamic live streaming and video content and a rich array of services spanning games, e-sports, and other interactive entertainment genres to a large, highly engaged community of game enthusiasts. We have cultivated a robust entertainment ecosystem powered by AI and other advanced technologies, serving users and partners across the gaming universe, including game companies, e-sports tournament organizers, broadcasters and talent agencies. Leveraging this strong foundation, we have also expanded into innovative game-related services, such as game distribution, in-game item sales, advertising and more. We continue to extend our footprint in China and abroad, meeting the evolving needs of gamers, content creators, and industry partners worldwide.

Our average MAUs in 2025 were 161.1 million. In prior periods, we reported mobile MAUs, which measured the sum of users who accessed our domestic Huya Live platform and related services through mobile devices (including smart TV and other smart devices) at least once during such relevant period. Beginning in the second quarter of 2025, we shifted to reporting MAUs, which measured the sum of users who accessed our domestic and overseas platforms and services (primarily the domestic Huya Live platform, our global mobile application service platform, our overseas game live streaming platform, and related services), inclusive of users across all devices (mobile, PC and web), to provide a more comprehensive view of user activity across our evolving ecosystem. Accordingly, our MAU for 2025 is not directly comparable to those of previous periods. In addition, restating prior-period figure on MAU basis is not practicable due to differences in data tracking.

Our average quarterly paying users were 4.4 million in 2025, compared to 4.5 million in 2024, primarily due to the continued soft macroeconomic and industry environment affecting user spending sentiment for live streaming services.

As our business continues to evolve, we have further expanded into game-related services and other new initiatives, which increasingly generate revenues and income through user engagement beyond our own platforms as well as from game industry partners directly. As a result, we believe that MAUs and paying users are becoming less representative of our overall business performance. Consequently, starting from 2026, we have decided to cease the regular disclosure of MAUs and paying users. Going forward, we believe our current and future strategic progress can be more meaningfully evaluated through our overall financial and operational performance.

Our business and results of operations are affected by general factors that, among other things, influence the live streaming industry and the game industry in mainland China, including overall macroeconomic growth and users paying sentiment, growth and competitive landscape of the live streaming market and the game market, and governmental policies and initiatives affecting the live streaming industry and the game industry. Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect our results of operations. While our business and results of operations are influenced by the general factors summarized above, we believe that our results of operations are more directly affected by company-specific factors, which include:

●	our ability to retain and grow our user reach, as well as to maintain and enhance user engagement;
●	our ability to attract and retain talented and popular broadcasters, and enhance our content offerings;
●	our ability to establish and maintain relationships with business partners for game-related services and advertisers;
●	our ability to enhance and diversify our monetization; and
●	our ability to manage our cost and expense.

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive income (loss) for the years indicated, both in absolute amounts and as percentages of our total net revenues:

	For the year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Live streaming	6,450,782	92.2	4,745,195	78.1	4,594,014	656,935	70.7
Game related services, advertising and others	543,546	7.8	1,333,920	21.9	1,908,386	272,896	29.3
Total net revenues	6,994,328	100.0	6,079,115	100.0	6,502,400	929,831	100.0
Cost of revenues(1)	(6,179,125)	(88.3)	(5,269,661)	(86.7)	(5,630,267)	(805,117)	(86.6)
Gross profit	815,203	11.7	809,454	13.3	872,133	124,714	13.4
Operating expenses
Research and development expenses(1)	(578,610)	(8.3)	(512,637)	(8.4)	(496,677)	(71,024)	(7.6)
Sales and marketing expenses(1)	(440,605)	(6.3)	(274,049)	(4.5)	(266,567)	(38,119)	(4.1)
General and administrative expenses(1)	(320,838)	(4.6)	(254,840)	(4.2)	(308,875)	(44,169)	(4.8)
Total operating expenses	(1,340,053)	(19.2)	(1,041,526)	(17.1)	(1,072,119)	(153,312)	(16.5)
Other income, net	81,258	1.2	42,496	0.7	37,481	5,360	0.6
Operating loss	(443,592)	(6.3)	(189,576)	(3.1)	(162,505)	(23,238)	(2.5)
Impairment loss of investments	(225,800)	(3.2)	(232,466)	(3.8)	(120,156)	(17,182)	(1.8)
Interest income	479,681	6.9	391,389	6.4	190,789	27,282	2.9
Disposal gain of investments	—	—	—	—	1,500	214	0.02
Foreign currency exchange losses, net	(1,593)	(0.0)	(3,802)	(0.1)	(6,718)	(961)	(0.1)
Loss before income tax expenses	(191,304)	(2.7)	(34,455)	(0.6)	(97,090)	(13,885)	(1.5)
Income tax expenses	(13,215)	(0.2)	(13,500)	(0.2)	(12,806)	(1,831)	(0.2)
Loss before share of loss in equity method investments, net of income taxes	(204,519)	(2.9)	(47,955)	(0.8)	(109,896)	(15,716)	(1.7)
Share of loss in equity method investments, net of income taxes	—	—	—	—	(2,695)	(385)	(0.04)
Net loss	(204,519)	(2.9)	(47,955)	(0.8)	(112,591)	(16,101)	(1.7)

Notes:

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	16,137	15,566	12,091	1,729
Research and development expenses	40,679	27,269	22,772	3,256
Sales and marketing expenses	2,842	1,147	1,141	163
General and administrative expenses	18,607	20,538	37,588	5,375

Net revenues

Total net revenues decreased by 13.1% from RMB6,994.3 million in 2023 to RMB6,079.1 million in 2024, and increased by 7.0% to RMB6,502.4 million (US$929.8 million) in 2025.

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

Live streaming revenues decreased by 3.2% from RMB4,745.2 million in 2024 to RMB4,594.0 million (US$656.9 million) in 2025, primarily due to the continued impact of the macroeconomic and industry environment, partially offset by improved monetization efficiency, as reflected in higher average spending per paying user for live streaming services in the second half of 2025.

Live streaming revenues decreased by 26.4% from RMB6,450.8 million in 2023 to RMB4,745.2 million in 2024, primarily attributable to the continued impact of the macroeconomic and industry environment and our proactive business adjustments in support of its strategic transformation and prudent operations.

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

Game-related services, advertising and other revenues increased by 43.1% from RMB1,333.9 million in 2024 to RMB1,908.4 million (US$272.9 million) in 2025, primarily due to higher revenues from game-related services and advertising, which were mainly attributable to our deepened cooperation with game companies.

Game-related services, advertising and other revenues increased by 145.4% from RMB543.5 million in 2023 to RMB1,333.9 million in 2024, primarily due to increased revenues from game distribution and advertising services and in-game item sales, which were mainly attributable to our deepened cooperation with game companies.

Cost of revenues

The following table sets forth the principal components of our cost of revenues by absolute amount and as a percentage of our total cost of revenues for the years presented.

	For the year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Revenue sharing fees and content costs	5,378,413	87.0	4,619,735	87.7	4,872,318	696,732	86.5
Costs of in-game virtual items	10,283	0.2	15,762	0.3	197,918	28,302	3.5
Bandwidth and server custody fees	360,660	5.8	237,441	4.5	179,189	25,624	3.2
Salaries and welfare	241,243	3.9	233,669	4.4	222,454	31,810	4.0
Payment handling costs	64,665	1.0	42,303	0.8	42,628	6,096	0.8
Share-based compensation	16,137	0.3	15,566	0.3	12,091	1,729	0.2
Others	107,724	1.8	105,185	2.0	103,669	14,824	1.8
Total cost of revenues	6,179,125	100.0	5,269,661	100.0	5,630,267	805,117	100.0

Revenue sharing fees and content costs. Revenue sharing fees and content costs consist primarily of payments to broadcasters and talent agencies in accordance with our revenue-sharing arrangements, as well as content licensing and production costs.

Revenue sharing fees and content costs increased by 5.5% from RMB4,619.7 million in 2024 to RMB4,872.3 million (US$696.7 million) in 2025, primarily due to increased revenues. Revenue sharing fees and content costs as a percentage of our total net revenues decreased from 76.0% in 2024 to 74.9% in 2025.

Revenue sharing fees and content costs decreased by 14.0% from RMB5,378.4 million in 2023 to RMB4,625.1 million in 2024, primarily due to decreased live streaming revenue sharing fees associated with the decline in live streaming revenues as well as lower costs related to licensed e-sports content, partially offset by increased game-related services, advertising and other revenue sharing fees. Revenue sharing fees and content costs as a percentage of our total net revenues decreased from 76.9% in 2023 to 76.0% in 2024.

Costs of in-game virtual items. Costs of in-game virtual items consist primarily of costs incurred in purchasing in-game virtual items from game publishers.

Costs of in-game virtual items increased by 53.3% from RMB10.3 million in 2023 to RMB15.8 million in 2024, and further by 1,155.7% to RMB197.9 million (US$28.3 million) in 2025, primarily due to the development of our in-game item sales business.

Bandwidth and server custody fees. Bandwidth and server custody fees consist of fees and charges relating to bandwidth usage and server custody in our operations. Bandwidth and server custody fees decreased by 24.5% from RMB237.4 million in 2024 to RMB179.2 million (US$25.6 million) in 2025, primarily due to our continued technology and management enhancement efforts. Bandwidth and server custody fees decreased by 34.2% from RMB360.7 million in 2023 to RMB237.4 million in 2024, primarily due to continued technology and management enhancement efforts, as well as favorable pricing terms.

Others. Salaries and welfare consist of salaries, bonuses and other benefits for our employees involved in the operations of our platform. Payment handling costs consist primarily of channel fees charged by payment channels such as WeChat Pay and Alipay. Other costs consist primarily of share-based compensation, as well as depreciation and amortization expense.

Salaries and welfare decreased by 4.8% from RMB233.7 million in 2024 to RMB222.5 million (US$31.8 million) in 2025, primarily attributable to a decrease in headcount. Payment handling costs slightly increased by 0.8% from RMB42.3 million in 2024 to RMB42.6 million (US$6.1million) in 2025, primarily attributable to the increase in sales of in-game items. Share-based compensation decreased by 22.3% from RMB15.6 million in 2024 to RMB12.1 million (US$1.7 million) in 2025, primarily due to a decrease in awards granted in 2025. Other costs decreased by 1.4% from RMB105.2 million in 2024 to RMB103.7 million (US$14.8 million) in 2025.

Salaries and welfare decreased by 3.1% from RMB241.2 million in 2023 to RMB233.7 million in 2024, primarily attributable to a decrease in headcount. Payment handling costs decreased by 34.6% from RMB64.7 million in 2023 to RMB42.3 million in 2024, primarily attributable to a decrease in sales of virtual items on our platform. Share-based compensation decreased by 3.5% from RMB16.1 million in 2023 to RMB15.6 million in 2024, primarily due to the decreased awards granted in 2024. Other costs decreased by 2.4% from RMB107.7 million in 2023 to RMB105.2 million in 2024.

Gross profit and gross margin

Our gross profit increased by 7.7% from RMB809.5 million in 2024 to RMB872.1 million (US$124.7 million) in 2025, primarily attributable to the fact that the increase in total net revenues outpaced the increase in revenue sharing fees and content costs, as well as a decrease in bandwidth and server custody fees. Our gross margin increased from 13.3% in 2024 to 13.4% in 2025.

Our gross profit decreased by 0.7% from RMB815.2 million in 2023 to RMB809.5 million in 2024, primarily attributable to the decrease in live streaming revenues outpaced the decrease in bandwidth and server custody fees as well as revenue sharing fees and content costs. Our gross margin increased from 11.7% in 2023 to 13.3% in 2024.

Operating expenses

Operating expenses decreased by 22.3% from RMB1,340.1 million in 2023 to RMB1,041.5 million in 2024 and increased by 2.9% to RMB1,072.1 million (US$153.3 million) in 2025.

Research and development expenses. Research and development expenses consist primarily of salaries, welfare and share-based compensation for research and development personnel.

Research and development expenses decreased by 3.1% from RMB512.6 million in 2024 to RMB496.7 million (US$71.0 million) in 2025, primarily attributable to decreased staff costs as a result of enhanced efficiency.

Research and development expenses decreased by 11.4% from RMB578.6 million in 2023 to RMB512.6 million in 2024, primarily attributable to decreased personnel-related expenses and share-based compensation expenses.

Sales and marketing expenses. Sales and marketing expenses consist primarily of advertising and market promotion expenses, salaries and welfare as well as shared-based compensation for sales and marketing personnel.

Sales and marketing expenses decreased by 2.7% from RMB274.0 million in 2024 to RMB266.6 million (US$38.1 million) in 2025, primarily attributable to decreased channel promotion fees.

Sales and marketing expenses decreased by 37.8% from RMB440.6 million in 2023 to RMB274.0 million in 2024, primarily attributable to primarily due to decreased marketing and promotion fees, as well as personnel-related expenses.

General and administrative expenses. General and administrative expenses consist primarily of salaries and welfare for management and administrative personnel, credit loss provision, depreciation and amortization expenses and share-based compensation expense for management and administrative personnel.

General and administrative expenses increased by 21.2% from RMB254.8 million in 2024 to RMB308.9 million (US$44.2 million) in 2025, primarily attributable to an RMB66.0 million (US$9.4 million) provision related to a receivable arising from a 2021 arrangement with a broadcaster, which was deemed to have a heightened risk of non-recoverability.

General and administrative expenses decreased by 20.6% from RMB320.8 million in 2023 to RMB254.8 million in 2024, primarily attributable to decreased personnel-related expenses, professional service fees and provisions.

Other income

Our other income decreased by 11.8% from RMB42.5 million in 2024 to RMB37.5 million (US$5.4 million) in 2025, primarily attributable to lower government subsidies.

Our other income decreased by 47.7% from RMB81.3 million in 2023 to RMB42.5 million in 2024, primarily attributable to lower government subsidies and realized damages received in the third quarter of 2023 from a favorable outcome in a broadcaster-related lawsuit.

Operating loss

Our operating loss was RMB162.5 million (US$23.2 million) in 2025, compared with RMB189.6 million in 2024. Our operating margin increased from a negative 3.1% in 2024 to a negative 2.5% in 2025.

Our operating loss was RMB189.6 million in 2024, compared with RMB443.6 million in 2023. Our operating margin increased from a negative 6.3% in 2023 to a negative 3.1% in 2024.

Interest income

Interest income consists of interest earned on bank deposits and short-term wealth management products.

Our interest income decreased from RMB391.4 million in 2024 to RMB190.8 million (US$27.3 million) in 2025, primarily due to a lower time deposit balance, which was mainly attributable to the special cash dividends paid in 2025.

Our interest income decreased from RMB479.7 million in 2023 to RMB391.4 million in 2024, primarily attributable to a lower time deposit balance, which was mainly attributable to the special cash dividends paid in May 2024 and October 2024.

Impairment loss of investments

We recorded impairment loss of investments of RMB120.2 million (US$17.2 million) in 2025, RMB232.5 million in 2024, and RMB225.8 million in 2023, primarily due to the recognition of impairment charges on our investments attributable to the weak financial performance of certain investees.

Income tax expenses

Our income tax expenses decreased from RMB13.5 million in 2024 to RMB12.8 million (US$1.8 million) in 2025, mainly due to decreased profitability of certain operating entities overseas. Our income tax expenses increased from RMB13.2 million in 2023 to RMB13.5 million in 2024, mainly due to increased profitability of certain operating entities overseas. For details on such income tax expenses, please see Note 19(b) to our audited consolidated financial statements included elsewhere in this annual report.

Net loss attributable to HUYA Inc.

We had a net loss attributable to HUYA Inc. of RMB112.6 million (US$16.1 million) in 2025, as compared to a net loss attributable to HUYA Inc. of RMB48.0 million in 2024.

We had a net loss attributable to HUYA Inc. of RMB48.0 million in 2024, as compared to a net loss attributable to HUYA Inc. of RMB204.5 million in 2023.

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

Hong Kong

Huya Limited, our subsidiary incorporated in Hong Kong, is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any withholding tax in Hong Kong. In 2023, 2024 and 2025, the first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong was taxed at half of the current tax rate (i.e., 8.25%) while the remaining profits continued to be taxed at the existing 16.5% tax rate.

Singapore

HUYA PTE. LTD. and ELECYBER INTERNATIONAL PTE. LTD., our subsidiaries incorporated in Singapore, are subject to income tax at a rate of 17% on their assessable profits.

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

The enterprise income tax applicable to each of our significant subsidiaries in mainland China and the VIE are as follows:

●	Huya Technology obtained the qualification as a High and New Technology Enterprise in 2025 and enjoyed a preferential tax rate of 15% for the years ended December 31, 2025. 2026 and 2027.
●	Guangzhou Huya obtained the qualification as a High and New Technology Enterprise in 2024 and enjoyed a preferential tax rate of 15% for the years ended December 31, 2024, 2025 and 2026 as a qualified High and New Technology Enterprise.
●	Hainan Huya Entertainment Information Technology Co., Ltd., as an enterprise in an encouraged industry registered in the Hainan Free Trade Port and engaging in substantive operations, is entitled to enjoy the preferential tax rate of 15% for eight years starting from 2020, pursuant to Cai Shui [2025] No. 2.

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

B.Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities and financing activities. As of December 31, 2023, 2024 and 2025, we had RMB512.0 million, RMB1,188.9 million and RMB692.7 million (US$99.0 million), respectively, in cash and cash equivalents; RMB6,851.2 million, RMB4,075.0 million and RMB3,125.8 million (US$447.0 million), respectively, in short-term deposits. Our cash and cash equivalents consist primarily of demand deposits placed with banks. Our short-term deposits consist primarily of time deposits placed with banks with original maturities of more than three months but less than one year.

We declared a special cash dividend on March 19, 2024 of US$0.66 per ordinary share, or US$0.66 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on May 10, 2024, and distributed such dividend in May 2024 in a total amount of approximately US$150 million. In addition, we declared a special cash dividend on August 13, 2024 of US$1.08 per ordinary share, or US$1.08 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on October 9, 2024, and distributed such dividend in October 2024 in a total amount of approximately US$250 million. In March 2025, our board approved the 2025-2027 Dividend Plan for the purpose of enhancing shareholder returns and optimizing our capital structure. The 2025-2027 Dividend Plan consists of the 2025 Cash Dividend, the 2026 Cash Dividend and the Expected 2027 Dividend. We distributed the 2025 Cash Dividend to the holders of our ordinary shares and holders of our ADSs in June 2025. The total amount of the 2025 Cash Dividend was approximately US$340 million, which was funded by surplus cash on our balance sheet. In addition, our board approved the 2026 Cash Dividend in March 2026, which will be paid to the holders of our ordinary shares and holders of our ADSs as of the close of business on June 17, 2026, in U.S. dollars, in an amount of US$0.135 per ordinary share or US$0.135 per ADS. The total amount of cash to be distributed for the 2026 Cash Dividend is expected to be approximately US$31 million, which will be funded by surplus cash on our balance sheet. The Expected 2027 Dividend consists of a cash dividend in the aggregate amount expected to be no less than US$30 million in 2027. With respect to the Expected 2027 Dividend, our board reserves full discretion relating to the determination to make such dividend distribution and the amount, timing, and other specifics of such distribution. The dividends to be paid under the 2025-2027 Dividend Plan to our ADS holders through the depositary bank will be subject to the terms of the deposit agreement.

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

As of December 31, 2025, the majority of our cash, cash equivalents and short-term deposits were held by our wholly owned subsidiaries in offshore accounts. Although we consolidate the results of the variable interest entity and its subsidiaries, we only have access to the assets or earnings of the variable interest entity and its subsidiaries through our contractual arrangements with the variable interest entity and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Guangzhou Huya.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

The following table sets forth a summary of our cash flows data for the years indicated.

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flows Data
Net cash (used in)/provided by operating activities	(32,081)	94,283	(176,152)	(25,191)
Net cash provided by investing activities	53,206	3,678,535	2,185,278	312,492
Net cash used in financing activities	(202,294)	(3,104,671)	(2,498,192)	(357,237)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(181,169)	668,147	(489,066)	(69,936)
Cash and cash equivalents and restricted cash at the beginning of the year	698,141	530,110	1,205,942	172,447
Effect of exchange rate changes on cash and cash equivalents and restricted cash	13,138	7,685	(12,182)	(1,742)
Cash and cash equivalents and restricted cash at the end of the year	530,110	1,205,942	704,694	100,769

Operating Activities

Net cash used in operating activities was RMB176.2 million (US$25.2 million) in 2025. In 2025, the difference between our net cash used in operating activities and our net loss attributable to HUYA Inc. of RMB112.6 million (US$ 16.1 million) was primarily attributable to certain non-cash expenses, including impairment loss of investments of RMB120.2 million (US$17.2 million) and share-based compensation of RMB73.6 million (US$10.5 million), and changes in certain working capital items, including a decrease of RMB314.6 million (US$45.0 million) in accrued liabilities and other current liabilities, an increase of RMB175.6 million (US$25.1 million) in accounts payable and an increase of RMB163.7 million (US$23.4 million) in accounts receivable.

Net cash provided by operating activities was RMB94.3 million in 2024. In 2024, the difference between our net cash provided by operating activities and our net loss attributable to HUYA Inc. of RMB48.0 million was primarily attributable to certain non-cash expenses, including impairment loss of investments of RMB232.5 million and share-based compensation of RMB64.5 million, and changes in certain working capital items, including a decrease of RMB158.2 million in advances from customers and deferred revenue, a decrease of RMB124.0 million in accrued liabilities and other current liabilities and an increase of RMB59.0 million in amounts due from related parties.

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

Investing Activities

Net cash provided by investing activities was RMB2,185.3 million (US$312.5 million) in 2025, which was primarily attributable to net maturities of short-term deposits of RMB2,340.3 million (US$334.7 million), and net maturities of long-term deposits of RMB50.0 million (US$7.2 million), partially offset by cash paid for property construction and equipment of RMB167.8 million (US$24.0 million), and cash paid for an equity method investment of RMB24.0 million (US$3.4 million).

Net cash provided by investing activities was RMB3,678.5 million in 2024, which was primarily attributable to net maturities of short-term deposits of RMB3,837.4 million, and net maturities of long-term deposits of RMB80.0 million, partially offset by cash paid for property construction and equipment of RMB186.3 million, and cash paid for acquisition of subsidiaries of RMB28.8 million.

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

Financing Activities

Net cash used in financing activities was RMB2,498.2 million (US$357.2 million) in 2025, which was primarily attributable to the payment of special cash dividends.

Net cash used in financing activities was RMB3,104.7 million in 2024, which was primarily attributable to the payment of special cash dividends.

Net cash used in financing activities was RMB202.3 million in 2023, which was attributable to the repurchase of our ordinary shares.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures, operating lease obligations and other contractual obligations and commitments.

Capital Expenditures

We made capital expenditures of RMB131.3 million, RMB210.5 million and RMB188.8 million (US$27.0 million) in 2023, 2024 and 2025, respectively. In these periods, our capital expenditures were mainly used for payment of office building construction, purchasing of servers and other IT infrastructures, as well as for leasehold improvement. We will continue to make capital expenditures to support the growth of our business.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations by specified categories as of December 31, 2025.

	Payment due by period
		Less than			More than
	Total	1 year	1 – 3 years	4 – 5 years	5 years

	(RMB in thousands)
Operating Lease Obligations(1)	46,435	27,135	10,885	8,415	—

Note:

(1)	Represents our non-cancellable operating leases and property management fees for offices expiring on different dates.

Rental expenses under operating lease for 2023, 2024 and 2025 were RMB53.9 million, RMB54.6 million and RMB47.2 million (US$6.7 million), respectively.

In 2021, we signed a contract to purchase an exclusive license for broadcasting League of Legends matches from a subsidiary of Tencent for the period from 2021 to 2025 at an aggregate purchase price of RMB2,013 million. In January 2023, the license agreement was amended, pursuant to which we were granted a non-exclusive, instead of exclusive, license for broadcasting League of Legends matches from 2023 to 2025 and that the license fee payable was decreased to a total of RMB450 million for these three years. In September 2024, a second supplemental agreement to the license agreement was entered into, pursuant to which the aggregate license fee payable to the subsidiary of Tencent for the years 2024 through 2025 was further decreased to RMB230 million. The unpaid purchase price was RMB65 million as of December 31, 2025.

As of December 31, 2025, our total capital commitments were RMB223.1 million, consisting of construction in progress and investment.

We intend to fund our existing and future material cash requirements primarily with our existing cash balance and anticipated cash flows from operations. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than the obligations set forth above, we do not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

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

Holding Company Structure

HUYA Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in mainland China, the variable interest entity and its subsidiaries in mainland China. As a result, HUYA Inc.’s ability to pay dividends depends upon dividends paid by our subsidiaries in mainland China. If our existing subsidiaries in mainland China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with accounting standards and regulations of mainland China. Under law of mainland China, each of our subsidiary and the variable interest entity and its subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiaries in mainland China and the variable interest entity may allocate a portion of its after-tax profits based on accounting standards of mainland China to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by the State Administration of Foreign Exchange. Our subsidiaries in mainland China has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds.

The table below sets forth the respective revenues contribution and assets of HUYA Inc. and our wholly-owned subsidiaries and the variable interest entity and its subsidiaries as of the dates and for the years indicated:

	Net revenues(1)			Total assets(1)
	For the year ended December 31,			As of December 31,
	2023	2024	2025	2024	2025
HUYA Inc. and its wholly-owned subsidiaries	4.4%	5.9%	8.4%	84.1%	83.6%
Variable interest entity and its subsidiaries	95.6%	94.1%	91.6%	15.9%	16.4%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Notes:

(1)	The percentages exclude the inter-company transactions and balances between HUYA Inc. and its wholly-owned subsidiaries and the variable interest entity and its subsidiaries.

C.Research and Development, Patents and Licenses, etc.

Technology

The success of our business is dependent on our strong technological capabilities that support us in delivering superior user experience, increasing operational efficiency and enabling innovations. Our technology platform has been designed for reliability, scalability and flexibility.

●	AI and big data analytics. AI is used extensively in various aspects of our operations and is particularly useful for reviewing and screening contents through recognizing and analyzing patterns. The massive volume of data, such as viewing history, user interactions and purchase preference, enable us to further optimize our AI technology and enhance its accuracy. As the quantity and variety of content and user interactions continue to grow, AI capability has become increasingly important for us to control our operating costs and enhance our user experience by reducing the need for extensive manual review. Our big data analytics capability enables us to build a comprehensive interest profile for each user by assigning interest tags to them. Combined with our AI capability, these interest profiles allow us to personalize user interfaces and recommend content to our users. In addition, we are leveraging AI-generated content (AIGC) capabilities across our content production chain to improve content creation quality and efficiency as well as user engagement. We continue to integrate AI technologies throughout the entire cycle of live streaming content production, distribution, and consumption with the aim to improve broadcasters’ content creation efficiency, foster AI-powered digital IP innovation, and facilitate the design of more distinctive virtual streamers.
●	Live streaming technologies. Our audio and video coding and streaming technologies enable low-latency and low-loss rates in delivering voice and video data on our platform, even with weak internet connection, which provides our users with superior viewing experience. Audio and video technologies have been our main focus since our inception. For instance, we offer stable 8-20M pixels Blu-ray quality and HDR (high-dynamic range) supported live streaming.
●	Servers and other infrastructure. We have deployed hybrid cloud computing technology in our server system. We employ back-end architecture that enables smooth and expedient upgrades of our platform software infrastructure. Our advanced peer-to-peer streaming technologies help us manage bandwidth utilization more efficiently and constantly improving streaming video quality, which further enhanced scalability.

In the years ended December 31, 2023, 2024 and 2025, our research and development expenditures were RMB578.6 million, RMB512.6 million and RMB496.7 million (US$71.0 million), representing 8.3%, 8.4% and 7.6% of our total net revenues for the same year, respectively. Our research and development expenses consist primarily of salaries, welfare and share-based compensation for research and development personnel.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Assumptions and approach: Application of a goodwill impairment test requires significant management judgment, primarily on determining the fair value of the reporting unit. The judgment in estimating the fair value of the reporting units was based on the income approach. Under the income approach, the fair value of the acquiree is derived from the present value of long-term cash flows that the reporting unit is expected to generate. The estimated cash flow projections were based on management’s estimates which include significant judgments and assumptions relating to revenue growth rates, the gross profit ratio, and the discount rate. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit.

As of December 31, 2025, we have performed a goodwill impairment analysis on the reporting unit relating to the recently acquired global mobile application service provider (the only reporting unit with a goodwill balance). When determining the fair value of this reporting unit, we used the income approach. The long-term cash flows are dependent on certain key assumptions including revenue growth rates, the gross profit ratio and the discount rate. These factors, particularly the revenue growth rate and the gross profit ratio, are subject to high degree of judgment and complexity. The carrying amount of goodwill allocated to the reporting unit was RMB453.5 million. Based on the quantitative assessment results, the fair value of this reporting unit exceeded its carrying amount by 1.2% as of December 31, 2025. If the revenue growth rate decreased by 3%, or the gross profit ratio decreased by 1% or the discount rate increased by 1% while holding all other assumptions constant, there would be significant impact to our consolidated results of operations.

Because of the lack of operating history and expected rapid growth of the acquiree, we supplemented our income approach method with the use of a market-based method which considers EBITDA multiples based on market data of comparable companies engaged in similar operations and economic characteristics. Based on the results using both approaches, the fair value of the acquiree was determined to exceed its carrying value as of December 31, 2025.

Therefore, we concluded that there was no impairment of goodwill as of December 31, 2025.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “Principal accounting policies—(cc) Recently issued accounting pronouncements” of our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Songtao Lin	47	Chairman of Board of Directors
Junhong Huang	45	Director and Acting Chief Executive Officer
Qinghua Xie	48	Director
Hai Tao Pu	55	Director
Guang Xu	42	Director
Lei Zheng	49	Director
Hongqiang Zhao	49	Independent Director
Tsang Wah Kwong	73	Independent Director
Raymond Peng Lei	54	Chief Financial Officer

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

Mr. Junhong Huang has been serving as our director since March 2024 and our acting chief executive officer since April 2026 (having served as our acting co-chief executive officer from August 2023 to April 2026). Currently, Mr. Huang also serves as our senior vice president. Prior to joining us, Mr. Huang served as vice president of Tencent Cloud and was responsible for the management and product development of QQ, Tencent Docs, and Tencent Cloud infrastructure products since 2007. Mr. Huang received his master of science degree in network engineering from the University of Paris VI (now Sorbonne University) in 2007.

Mr. Qinghua Xie has been serving as our director since April 2023. Mr. Xie joined Tencent in December 2003, and currently serves as the corporate vice president and deputy CFO of Tencent. Mr. Xie has served as a non-executive director of Tongcheng Travel Holdings Limited (SEHK: 0780) since April 2023 and a non-executive director of China Literature Limited (SEHK: 0772) since May 2023. Previously, he served as a non-executive director of Yixin Group Limited (SEHK: 2858) from April 2022 to May 2025. Mr. Xie obtained a bachelor’s degree in economics from Sun Yat-Sen University in 2001.

Mr. Hai Tao Pu has been serving as our director since April 2020. Mr. Pu currently serves as the Head of investment and corporate legal, financial policy and consumer protection departments of Tencent. Mr. Pu has also served as a non-executive director and the chairman of the board of directors of China Literature Limited (SEHK:0772) since October 2024. He served as a member of the Listing Committee of the Hong Kong Stock Exchange from 2018 to 2023 and a listing committee member of Shenzhen Stock Exchange ChiNext from 2020 to 2023. Prior to joining Tencent in 2010, Mr. Pu practiced corporate and M&A, capital markets and commercial law at Slaughter and May and Mallesons Stephen Jaques. Mr. Pu received his Juris Doctor from the Melbourne University Law School in Australia.

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

Mr. Raymond Peng Lei has been serving as our chief financial officer since September 2024. He served as our acting co-chief executive officer from September 2024 to April 2026. Prior to joining us, Mr. Lei served as the finance director of Tencent Financial Technology (FiT). He first joined Tencent in 2004 and served in various finance roles during his tenure at Tencent of more than 18 years. Previously, Mr. Lei worked at PricewaterhouseCoopers for over 10 years, engaging in auditing and consulting services. Mr. Lei received his bachelor’s degree in economics from Shenzhen University in 1994 and is a member of the Chinese Institute of Certified Public Accountants.

B.Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, the compensation we paid to our executive officers and directors in cash amounted to an aggregate of RMB9.9 million (US$1.4 million). We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Share Incentive Plans

Amended and Restated 2017 Plan

In July 2017, our board of directors approved the 2017 Share Incentive Plan, as amended and restated in March 2018, to provide incentives to our employees, directors and consultants and promote the success of our business. The maximum number of Class A ordinary shares that may be issued under the Amended and Restated 2017 Plan is 28,394,117. As of March 31, 2026, options to purchase 72,500 Class A ordinary shares are outstanding, and 956,845 restricted share units are outstanding under the Amended and Restated 2017 Plan.

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

The following table summarizes, as of March 31, 2026, the outstanding options granted under the Amended and Restated 2017 Plan to grantees. As of March 31, 2026, there are no outstanding options granted to our current directors or executive officers under the Amended and Restated 2017 Plan.

	Class A Ordinary
	Shares Underlying	Exercise Price		Date of
Name	Options Awarded	(US$/Share)	Date of Grant	Expiration
Grantees as a group	72,500	2.55	August 9, 2017, March 15, 2018 and July 1, 2018	August 8, 2027, March 14, 2028 and June 30, 2028

The following table summarizes, as of March 31, 2026, the outstanding restricted share units granted under the Amended and Restated 2017 Plan to our directors, executive officers and other grantees.

	Class A Ordinary Shares
	Underlying Restricted		Date of
Name	Share Units Awarded	Date of Grant	Expiration
Songtao Lin	214,848	October 8, 2024	October 7, 2034
Junhong Huang	77,393	October 8, 2024	October 7, 2034
Other individuals as a group	664,604	March 31, 2018 to December 15, 2024	March 30, 2028 to December 14, 2034

Amended and Restated 2021 Plan

In June 2021, our board of directors approved the 2021 Share Incentive Plan, which was amended and restated in September 2022, to provide incentives to our employees, directors and consultants for outstanding performance to generate superior returns to our shareholders. The maximum number of Class A ordinary shares that may be issued under the Amended and Restated 2021 Plan is 8,018,111. As of March 31, 2026, 1,000,327 restricted share units are outstanding under the Amended and Restated 2021 Plan.

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

The following table summarizes, as of March 31, 2026, the outstanding restricted share units granted under the Amended and Restated 2021 Plan to our directors, executive officers and other grantees.

	Class A Ordinary Shares
	Underlying Restricted
Name	Share Units Awarded	Date of Grant	Date of Expiration
Junhong Huang	46,904	March 4, 2024	March 3, 2034
Other individuals as a group	953,423	June 22, 2021 to March 15, 2025	June 21, 2031 to March 14, 2035

2024 Plan

In December 2024, our board of directors approved and authorized the 2024 Share Incentive Plan, or the 2024 plan, to provide incentives to our directors, employees and consultants, promote the success of our business and enhance the value of our company. The maximum number of Class A ordinary shares that may be issued under the 2024 Plan is 15,846,000. As of March 31, 2026, options to purchase 4,562,919 Class A ordinary shares are outstanding, and 3,679,699 restricted share units are outstanding under the 2024 Plan.

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

The following table summarizes, as of March 31, 2026, the outstanding options granted under the 2024 Plan to our directors, executive officers and other grantees.

	Class A Ordinary
	Shares Underlying	Exercise Price		Date of
Name	Options Awarded	(US$/Share)	Date of Grant	Expiration
Songtao Lin	2,059,852	2.30	August 20,2025	August 19,2035
Junhong Huang	818,412	2.30	August 20,2025	August 19,2035
Raymond Peng Lei	265,718	2.30	August 20,2025	August 19,2035
Other individuals as a group	1,418,937	2.30	August 20,2025	August 19,2035

The following table summarizes, as of March 31, 2026, the outstanding restricted share units granted under the 2024 Plan to our directors, executive officers and other grantees.

	Class A Ordinary Shares
	Underlying Restricted		Date of
Name	Share Units Awarded	Date of Grant	Expiration
Songtao Lin	173,622	March 15, 2025 to August 29,2025	March 14, 2035 to August 28,2035
Junhong Huang	108,720	March 15, 2025 to August 29,2025	March 14, 2035 to August 28,2035
Raymond Peng Lei	75,920	August 20,2025	August 19,2035
Other individuals as a group	3,321,437	March 15, 2025 to March 15,2026	March 14, 2035 to March 14,2036

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

Compensation Committee. Our compensation committee consists of Mr. Qinghua Xie, Mr. Hongqiang Zhao and Mr. Tsang Wah Kwong. Mr. Qinghua Xie is the chairperson of our compensation committee. We have determined that Mr. Hongqiang Zhao and Mr. Tsang Wah Kwong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our acting chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our acting chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements, and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

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

Terms of Directors and Officers

Tencent has the right to appoint, remove and replace at least one director as long as Tencent and its affiliates collectively hold no less than 20% of our issued share capital on a fully diluted basis. For so long as Tencent and its affiliates collectively hold no less than 50% of the voting power in us, Tencent has the right to appoint, remove and replace up to the lowest number of directors that (x) constitutes a majority of the directors and (y) is no less than proportionate to its voting power in us, by delivering a written notice to us. Subject to the foregoing, our directors may be elected by a resolution of our board of directors, or by a special resolution of our shareholders. Our directors are not subject to a term of office (unless otherwise specified in a written agreement between our company and the relevant director) and hold office until such time as they are removed from office by special resolution of the shareholders (other than directors appointed by Tencent pursuant to the memorandum and articles). A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provision of our memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

D.Employees

We had 1,345, 1,251 and 1,176 employees as of December 31, 2023. December 31, 2024 and December 31, 2025, respectively. As of December 31, 2025, 73.9%, 7.3% and 18.8% of our employees were located in Guangzhou, Foshan and other cities, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

	As of December 31, 2025
	Number	%
Customer services and operations	376	32
Research and development	600	51
Sales and marketing	40	3.4
General and administrative	160	13.6
Total	1,176	100.0

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Class A and Class B ordinary shares as of March 31, 2026:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 229,791,192 ordinary shares outstanding as of March 31, 2026, comprising of 79,404,675 Class A ordinary shares (excluding 4,914,953 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan and 63,134 treasury shares in the form of ADSs) and 150,386,517 Class B ordinary shares. For the avoidance of doubt, the total outstanding ordinary shares include 5,655,480 Class A ordinary shares beneficially owned by participants of our share incentive plans.

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

Ordinary Shares Beneficially Owned
			Total	% of total
			ordinary	ordinary	% of
	Class A	Class B	shares on an	shares on an	aggregate
	ordinary	ordinary	as-converted	as converted	voting
	Shares†	Shares††	basis	basis	power†††
Directors and Executive Officers:*
Songtao Lin(1)	48,447	—	48,447	0.0	0.0
Junhong Huang(2)	89,660	—	89,660	0.0	0.0
Qinghua Xie	—	—	—	—	—
Hai Tao Pu	—	—	—	—	—
Guang Xu	—	—	—	—	—
Lei Zheng	—	—	—	—	—
Hongqiang Zhao	—	—	—	—	—
Tsang Wah Kwong	—	—	—	—	—
Raymond Peng Lei	—	—	—	—	—
All directors and executive officers as a group	138,107	—	138,107	0.1	0.0
Principal Shareholders:
Tencent Holdings Limited (3)	—	150,386,517	150,386,517	65.4	95.0

Notes:

*

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

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A ordinary shares beneficially owned by such person or group, including Class A ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2026, by the sum of the total number of Class A ordinary shares outstanding as of March 31, 2026 and the number of Class A ordinary shares underlying the options held by such person or group that are exercisable within 60 days of March 31, 2026.

††

For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B ordinary shares beneficially owned by such person or group, including Class B ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2026, by the sum of the total number of Class B ordinary shares outstanding as of March 31, 2026 and the number of Class B ordinary shares underlying the options held by such person or group that are exercisable within 60 days of March 31, 2026.

†††

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group, including Class A and Class B ordinary shares that such person or group has the right to acquire within 60 days of March 31, 2026, with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of our Class B ordinary shares is entitled to ten votes per Class B ordinary share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.

(1)	Represents 48,447 Class A ordinary shares in the form of ADSs held by Mr. Songtao Lin.
(2)	Represents 89,660 Class A ordinary shares in the form of ADSs held by Mr. Junhong Huang.
(3)	Represents 150,386,517 Class B ordinary shares directly held by Linen Investment Limited, based on our register of members. Tencent Holdings Limited is a Cayman Islands company. Linen Investment Limited is a British Virgin Islands company and a direct wholly owned subsidiary of Tencent Holdings Limited. The principal business address of each of Tencent Holdings Limited and Linen Investment Limited is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

To our knowledge, as of March 31, 2026, we had one record holder of our shares in the United States, namely Deutsche Bank Trust Company Americas, the depositary of our ADS program. Deutsche Bank Trust Company Americas held a total of 84,382,762 Class A ordinary shares of record as of March 31, 2026, including Class A ordinary shares issued for bulk issuance of ADSs reserved for issuances upon the exercise or vesting of awards under our share incentive plan and treasury ADSs. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Agreements and Transactions with Tencent

Upon the completion of the issuance of Series B-2 Preferred Shares on March 8, 2018, Tencent became a related party of ours as our major shareholder.

The table below provides a summary of our transactions with Tencent for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023*	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Acquisition under common control*	574,826	—	—	—
Content costs charged by Tencent	249,536	217,527	346,421	49,538
Operation support services provided by Tencent	142,372	104,318	85,256	12,191
Game-related services, advertising and other revenues from Tencent	118,844	651,495	478,152	68,375
Others	6,422	6,422	6,217	889

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

Agreements and Transactions with Entities over which Tencent and/or Huya Have Significant Influence

On April 3, 2020, Tencent’s related parties became our related parties as a result of Tencent gaining majority voting power in us and consolidating our financial statements. The table below provides a summary of our transactions with entities over which Tencent and/or Huya have significant influence in the years ended December 31, 2023, 2024 and 2025.

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Content cost and revenue sharing fees charged by Tencent and Huya’s related parties	61,272	38,069	29,454	4,212
Advertising, sub-licensing and other revenues from Tencent and Huya’s related parties	23,902	17,575	8,566	1,225
Others	29,178	1,810	11,358	1,624

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

We declared a special cash dividend on March 19, 2024 of US$0.66 per ordinary share, or US$0.66 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on May 10, 2024, and distributed such dividend in May 2024 in a total amount of approximately US$150 million. In addition, we declared a special cash dividend on August 13, 2024 of US$1.08 per ordinary share, or US$1.08 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on October 9, 2024, and distributed such dividend in October 2024 in a total amount of approximately US$250 million. In March 2025, our board approved the 2025-2027 Dividend Plan for the purpose of enhancing shareholder returns and optimizing our capital structure. The 2025-2027 Dividend Plan consists of the 2025 Cash Dividend, the 2026 Cash Dividend and the 2027 Dividend. We distributed the 2025 Cash Dividend to the holders of our ordinary shares and holders of our ADSs as of June 30, 2025. The total amount of the 2025 Cash Dividend was approximately US$340 million, which was funded by surplus cash on our balance sheet. In addition, our board approved the 2026 Cash Dividend in March 2026, which will be paid to the holders of our ordinary shares and holders of our ADSs as of the close of business on June 17, 2026, in U.S. dollars, in an amount of US$0.135 per ordinary share or US$0.135 per ADS. The total amount of cash to be distributed for the 2026 Cash Dividend is expected to be approximately US$31 million, which will be funded by surplus cash on our balance sheet. The aggregate amount of the Expected 2027 Dividend is expected to be no less than US$30 million. With respect to the Expected 2027 Dividend, our board reserves full discretion relating to the determination to make such dividend distribution and the amount, timing, and other specifics of such distribution. The dividends to be paid under the 2025-2027 Dividend Plan to our ADS holders through the depositary bank will be subject to the terms of the deposit agreement.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, our register of mortgages and charges, a list of the names of our current directors upon payment of fees to the Cayman Registrar and special resolutions of our shareholders).

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fourth amended and restated memorandum and articles of association allow our shareholders holding not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition a shareholder’s meeting, in which case our directors shall convene an extraordinary general meeting. Other than this right to requisition a shareholders’ meeting, our Memorandum and Articles of Association do not provide our shareholders other right to put proposal before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

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

E.Taxation

The following discussion of Cayman Islands, mainland China and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of tax law of mainland China, it represents the opinion of Commerce & Finance Law Offices, our mainland China legal counsel.

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

U.S. Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. holder, as defined below, that holds our ADSs or Class A ordinary shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder(the “Regulations”), judicial decisions, administrative pronouncements, the income tax treaty between the United States and mainland China (the “Treaty”), and other relevant authorities, all as in effect as of the date hereof and all of which are subject to differing interpretations and change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service will not take, or that a court will not sustain a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for any minimum tax;
●	holders that acquire our ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold our ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Moreover, this discussion does not address the U.S. federal estate, gift, or any minimum tax considerations, the Medicare tax on net investment income, or any state, local or non-U.S. tax considerations relating to the ownership or disposition of our ADSs or Class A ordinary shares. Each U.S. holder should consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of the ownership or disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and the control of one or more United States persons that have the authority to control all of its substantial decisions or (B) that has in effect a valid election to be treated as a United States person under the Code and applicable Regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. holder of our ADSs will be treated as the beneficial owner of the underlying shares represented by our ADSs and the remainder of this discussion assumes that a U.S. holder of our ADSs will be treated as the beneficial owner of the Class A ordinary shares represented by our ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be a PFIC for a taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are generally categorized as passive assets, and goodwill and other unbooked intangibles associated with active business activity are generally taken into account as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Although the law in this regard is unclear, we treat the variable interest entity (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operations of such entities, but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

Based upon the nature and composition of our assets (in particular, the retention of a substantial amount of cash, deposits and investments), and the market price of our ADSs, we believe that we were likely a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and that we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. holder for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares, even if we cease to be a PFIC. However, if we cease to be a PFIC, any such U.S. holder that has not made a mark-to-market election (described below) may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to our ADSs or Class A ordinary shares, as applicable. If such an election is made, the U.S. holder will be deemed to have sold our ADSs or Class A ordinary shares at their fair market value, and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” The rules described below with respect to any “excess distribution” received from us or any gain from an actual sale or other disposition of our ADSs or Class A ordinary shares will generally not apply to any of our ADSs or Class A ordinary shares with respect to which the U.S. holder makes such an election made for as long as we do not subsequently become a PFIC. The rules governing deemed sale elections are complex. Each U.S. holder should consult its tax advisors regarding the possibility of and considerations regarding a deemed sale election.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and that we will likely be classified as a PFIC for our current taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares, and unless the U.S. holder makes a mark-to-market election as described below, the U.S. holder will generally be subject to special tax rules that have a penalizing effect with respect to (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for our ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated pro rata over the U.S. holder’s holding period for our ADSs or Class A ordinary shares;
●	any amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be subject to tax as ordinary income;
●	any amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect with respect to the U.S. holder for that year; and an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each such prior taxable year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. holder will generally be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable Regulations. For those purposes, our ADSs, but not our Class A ordinary shares, are listed on NYSE, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the Internal Revenue Service determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ADSs (but not our Class A ordinary shares) are listed on the NYSE, which is a national securities exchange that is registered with the SEC. Consequently, if our ADSs continue to be listed on the NYSE and are being regularly traded, we expect that the mark-to-market election to be available to a U.S. holder that holds our ADSs, but no assurances may be given in this regard. A U.S. holder holds Class A ordinary shares that are not represented by ADSs, will generally not be eligible to make a mark-to-market election

If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year for which we are a PFIC the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in our ADSs will be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year for which we are a PFIC any gain recognized upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.

If a U.S. holder makes a mark-to-market election and we subsequently cease to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period for which we are not a PFIC.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that a PFIC may own, a U.S. holder that makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the tax treatment for PFICs described above.

If we are a PFIC with respect to a U.S. Holder for any taxable year, such U.S. Holder generally will be required to file an annual information return on IRS Form 8621 regarding distributions received on our ADSs or Class A ordinary shares and any gain realized on the disposition of our ADSs or Class A ordinary shares, and certain U.S. Holders will be required to file an annual information return (also on IRS Form 8621) relating to their ownership of our ADSs or Class A ordinary shares. Each U.S. holder should consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including with respect to the inability to make a QEF election, the possibility of making a mark-to-market election, and any applicable reporting requirements.

Dividends

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2025 and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or Class A ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. holder, the following rules will generally apply.

Any cash distributions (including the amount of any tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of our ADSs. Because we do not intend to determine our earnings and profits for U.S. federal income tax purposes, any distribution paid will generally be reported as a dividend for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

A non-corporate recipient of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced tax rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain requirements are met. We will generally be considered to be a qualified foreign corporation (a) if we are eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of these rules and which includes an exchange of information program, or (b) with respect to any dividend we pay on our ADSs or Class A ordinary shares if our ADSs or Class A ordinary shares are readily tradable on an established securities market in the United States. Our ADSs (but not our Class A ordinary shares) are listed on the NYSE and are considered readily tradable on an established securities market in the United States, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in subsequent years. Our Class A ordinary shares will not be listed on an established securities markets in the United States. Accordingly, we do not believe that dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. In the event we are deemed to be a resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose), and in that case, we would be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or Class A ordinary shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class A ordinary shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. As described in “—People’s Republic of China Taxation,” if we are deemed to be a resident enterprise under the Enterprise Income Tax Law of the PRC, we may be eligible for the benefits of the Treaty and in that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit with respect to any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. holder that does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a U.S. federal income tax deduction with respect to such withholding, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit in light of their particular circumstances.

As mentioned above, we believe that we were likely a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or Class A ordinary shares in their particular circumstances.

Sale or Other Disposition of our ADSs or Class A Ordinary Shares

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2025, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. holder, the following rules will generally apply.

A U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any such gain or loss will generally be long-term capital gain or loss if the U.S. holder’s holding period in our ADSs or Class A ordinary shares exceeds one year at the time of disposition. Any such gain or loss will generally be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC and gain from the disposition of our ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income. However, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be eligible to claim a foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares. A U.S. Holder may instead claim a U.S. federal income tax deduction in respect of any such tax, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules regarding foreign tax credits and the deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty.

THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ADSs OR CLASS A ORDINARY SHARES AND NOTHING IN THIS DISCUSSION IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE. HOLDERS OF OUR ADSs OR CLASS A ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR ADSs OR CLASS A ORDINARY SHARES UNDER U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

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

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports, and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

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

As of December 31, 2025, we had U.S. dollar-denominated cash and cash equivalents, and short-term deposits of US$24.9 million and US$200.0 million, respectively. A 10% depreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2025 would result in a decrease of RMB17.5 million in cash and cash equivalents and a decrease of RMB140.6 million in short-term deposits. A 10% appreciation of U.S. dollar against the Renminbi based on the foreign exchange rate on December 31, 2025 would result in an increase of RMB17.5 million in cash and cash equivalents and an increase of RMB140.6 million in short-term deposits.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income which consists of interest earned on bank deposits, short-term wealth management products with maturities of less than one year.

We generated interest income of RMB479.7 million, RMB391.4 million and RMB190.8 million (US$27.3 million) in 2023, 2024 and 2025, respectively. We had cash and cash equivalents of RMB692.7 million (US$99.0 million) and short-term deposits of RMB3,125.8 million (US$447.0 million) as of December 31, 2025. Assuming such amount of cash and cash equivalents and term deposits were held entirely in the form of interest-bearing bank deposits, a hypothetical one percentage point (100 basis-point) decrease in interest rates would decrease our interest income from these interest-bearing bank deposits for one year by approximately RMB38.2 million (US$5.5 million). We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2025, we recorded US$2.2 million received from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

In 2023, 2024 and 2025, we used approximately US$69.3 million, approximately US$72.6 million and approximately US$53.5 million of the net proceeds from the public offering in April 2019. We intend to use the remaining proceeds from the public offering as follows. The expected timeline and purposes for the use of proceeds are based on the management’s current outlook, and are subject to uncertainties as well as changes in circumstances.

	Intended use of proceeds from the public offering	Actual amount utilized during the year ended December 31, 2025	Unutilized amount as of December 31, 2025	Expected timeline for utilizing the unutilized amount
	US$ in millions	US$ in millions	US$ in millions
Cultivation of content ecosystem and e-sports partners to expand content genres and improving content quality	94.1 to 125.5	10.9	up to 13.3	Before the end of 2027

Research and development to strengthen technologies and products	78.5 to 94.1	3.2	up to 68.5	Before the end of 2027

Overseas expansion opportunities and potential strategic investments and merger and acquisition opportunities	31.4 to 47.1	22.3	up to 13.6	Before the end of 2027

Expanding and enhancing product and service offerings	15.7 to 31.4	4.5	up to 10.4	Before the end of 2027

General corporate purposes	15.7 to 94.1	12.6	up to 17.7	Before the end of 2027

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our acting chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our acting chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our acting chief executive officer and our chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16B.CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. Certain provisions of the code apply specifically to our acting chief executive officer, chief financial officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at https://ir.huya.com.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2024	2025
	RMB	RMB

	(in thousands)
Audit fees(1)	12,600	12,600

Notes:

(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual or quarterly financial statements and other SEC filings.

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See “Item 16G. Corporate Governance.”

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 15, 2023, our board of directors authorized a share repurchase program (the “2023 Share Repurchase Program”) under which we may repurchase up to US$100 million of our company’s Class A ordinary shares or the ADSs over a 12-month period. The 2023 Share Repurchase Program was publicly announced on August 15, 2023. In August 2024, our board of directors authorized an extension of the expiry date of the 2023 Share Repurchase Program to March 31, 2025. In March 2025, our board of directors authorized another extension of the 2023 Share Repurchase Program to March 31, 2026. On March 18, 2026, our board of directors authorized a new share repurchase program (the “2026 Share Repurchase Program”) under which we may repurchase up to US$50 million of our company’s Class A ordinary shares or the ADSs over a 24-month period, effective immediately. Upon the effectiveness of the 2026 Share Repurchase Program, the 2023 Share Repurchase Program was terminated, and any of the unutilized quota of US$24.5 million thereunder was cancelled. By December 31, 2025, we repurchased under the 2023 Share Repurchase Program a cumulative total of 22,904,215 Class A ordinary shares in the form of ADSs on the New York Stock Exchange at an aggregate consideration of US$75.5 million.

The table below summarizes the repurchases we made in the periods indicated. All shares were repurchased in the open market pursuant to the 2023 Share Repurchase Program.

			Total Number	Approximate
			of ADSs	Dollar value of
			Purchased as	ADSs that
	Total Number	Average Price	Part of the	May Yet Be
	of ADSs	Paid per	Publicly	Purchased Under
Period	Purchased	ADS	Announced Plans	the Plans
January 2025	998,739	US$2.97	998,739	US$33,436,228
March 2025	992,521	US$3.26	992,521	US$30,199,112
April 2025	1,799,333	US$3.09	1,799,333	US$24,638,165
November 2025	59,895	US$2.65	59,895	US$24,479,555

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

The NYSE Listed Company Manual permits a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE Listed Company Manual. We follow home country practice and have a two-member audit committee, in lieu of the requirement of NYSE Listed Company Manual Section 303A.07 to have an audit committee with at least three members. Additionally, Section 303A.08 of the NYSE Listed Company Manual requires that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice in this regard and did not seek shareholders’ approval when we approved the 2024 Share Incentive Plan. Furthermore, Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We are a Cayman Islands company, and our acting chief executive officer is not required under applicable Cayman Islands law to make such a certification. Pursuant to the exception granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual. In addition, Section 302.00 of the NYSE Listed Company Manual requires that we must hold an annual general meeting of shareholders during each fiscal year. We have followed our home country practice in lieu of the provisions of Section 302 and did not hold an annual general meeting of shareholders in 2025.

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

On the management level, our acting chief executive officer and chief financial officer are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incidents. Mr. Junhong Huang, who has over 10 years of experience as management and development roles in large technology companies and extensive knowledge and skills in security risk management and security compliance, is primarily responsible for cybersecurity risk management at the management level. He will report to our board of directors (i) from time to time, regarding their assessment, identification and management on material risks from cybersecurity threats (if any) that may be involved in the ordinary course of our business operations, and (ii) on disclosure concerning cybersecurity matters in our Form 6-K for material cybersecurity incidents (if any) and our annual report on Form 20-F.

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

Exhibit Number	Description of Document

4.17

English translation of Second Supplemental Agreement to the License Agreement for Broadcasting League of Legends Matches between Tengjing Sports & Culture Development (Shanghai) Co., Ltd. and Guangzhou Huya dated September 27, 2024 (incorporated by reference to Exhibit 4.17 to the annual report on Form 20 - F (File No. 001 - 38482), filed with the Securities and Exchange Commission on April 17, 2025)

8.1*	List of significant subsidiaries and variable interest entity of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-224202), as amended, initially filed with the Securities and Exchange Commission on April 9, 2018)

11.2

Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated by reference to Exhibit 11.2 to the annual report on Form 20 - F (File No. 001 - 38482), filed with the Securities and Exchange Commission on April 17, 2025)

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Commerce & Finance Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

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

HUYA Inc.

By:	/s/ Junhong Huang
	Name:	Junhong Huang
	Title:	Director and Acting Chief Executive Officer

Date: April 27, 2026

HUYA INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of HUYA Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of HUYA Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Revenue recognition — identification of distinct performance obligations and estimate of standalone selling price

As described in Note 2(q) to the consolidated financial statements, the Company’s sources of revenue include live streaming and other revenues. The Company’s consolidated revenues were RMB6,502 million for the year ended December 31, 2025, of which RMB4,594 million were revenues derived from live streaming. Management identifies multiple distinct performance obligations in certain contracts of its live streaming business. Customers receive a series of services, virtual items and virtual rights by entering into certain contracts with the Company. Management determines the distinct performance obligations and standalone selling price of each identified distinct performance obligation and recognizes revenue when a customer obtains control of the promised goods or services in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services.

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

Goodwill impairment assessment

As described in Notes 2(o) and 10 to the consolidated financial statements, the Company’s goodwill balance was RMB453 million as of December 31, 2025, which arose from the acquired global mobile application service provider. Management conducts a goodwill impairment test at the reporting unit level annually in the fourth quarter, or more frequently when events or circumstances occur indicating that the recorded goodwill may be impaired. The Company compares the fair value of the reporting unit with its carrying amount, with an impairment charge recorded for the amount by which the carrying amount of the reporting unit exceeds its fair value up to a maximum amount of the goodwill balance for the reporting unit. The Company estimated the fair value of the reporting unit based on the income approach. Under the income approach, the fair value of the reporting unit is derived from the present value of long-term cash flows that the reporting unit is expected to generate. The estimated cash flow projections were developed based on management’s estimates which include significant judgments and assumptions relating to the revenue growth rate, the gross profit ratio, and the discount rate. The Company supplemented the income approach with the use of a market-based method, which considers EBITDA multiples based on market data of comparable companies engaged in similar operations and economic characteristics. Based on the result, management concluded that the fair value of the reporting unit was determined to exceed its carrying value as of December 31, 2025.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the reporting unit is a critical audit matter are (i) the significant judgements made by management when developing the fair value of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the revenue growth rate, the gross profit ratio and the discount rate for the reporting unit; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Company’s reporting unit. These procedures also included, among others (i) testing management’s process for developing the fair value estimates; (ii) evaluating the appropriateness of the valuation models used in management’s impairment assessments; (iii) testing the completeness, accuracy and relevance of the underlying data used in the valuation models in estimating the fair value of the reporting unit; and (iv) evaluating the reasonableness of the significant assumptions used by management in the income approach related to the revenue growth rate, the gross profit ratio and the discount rate. Evaluation of management’s assumptions related to the revenue growth rate and the gross profit ratio involved consideration of (i) the current and past performance of the reporting unit; (ii) the consistency with relevant industry forecasts and market developments; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s valuation model and the applied discount rate.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 27, 2026

We have served as the Company’s auditor since 2017.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2024 AND 2025

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			(Note 2(f))
Assets
Current assets
Cash and cash equivalents	1,188,911	692,663	99,049
Restricted cash	17,031	12,031	1,720
Short-term deposits	4,075,048	3,125,760	446,978
Accounts receivable, net	76,044	238,569	34,115
Prepaid assets and amounts due from related parties, net	207,565	290,747	41,576
Prepayments and other current assets, net	523,674	547,078	78,232
Total current assets	6,088,273	4,906,848	701,670
Non-current assets
Long-term deposits	1,470,000	—	—
Investments	440,790	296,165	42,351
Goodwill	463,796	453,498	64,849
Property and equipment, net	484,008	604,368	86,423
Intangible assets, net	153,190	127,633	18,251
Right-of-use assets, net	339,492	304,017	43,474
Prepayments and other non-current assets	128,262	8,843	1,265
Total non-current assets	3,479,538	1,794,524	256,613
Total assets	9,567,811	6,701,372	958,283
Liabilities and shareholders’ equity

Current liabilities (including amounts of the consolidated variable interest entity and its subsidiaries (“VIEs”) without recourse to the Company of RMB884,541 and RMB719,725 as of December 31, 2024 and 2025, respectively)

Accounts payable	66,613	237,903	34,020
Advances from customers and deferred revenue	265,628	228,167	32,627
Income taxes payable	54,594	61,479	8,791
Accrued liabilities and other current liabilities	1,360,949	1,032,437	147,637
Amounts due to related parties	161,529	150,166	21,473
Lease liabilities due within one year	28,581	18,982	2,714
Total current liabilities	1,937,894	1,729,134	247,262
Non-current liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB42,431 and RMB32,364 as of December 31, 2024 and 2025, respectively)
Lease liabilities	20,047	1,766	253
Deferred tax liabilities	23,405	18,932	2,707
Deferred revenue	35,786	31,824	4,551
Total non-current liabilities	79,238	52,522	7,511
Total liabilities	2,017,132	1,781,656	254,773
Commitments and contingencies (Note 25)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2024 AND 2025 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			(Note 2(f))
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2024 and December 31, 2025, respectively; 74,845,398 and 73,146,779 shares issued and outstanding as of December 31, 2024 and December 31, 2025, respectively)	52	54	8
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2024 and December 31, 2025, respectively; 150,386,517 and 150,386,517 shares issued and outstanding as of December 31, 2024 and December 31, 2025, respectively)	98	98	14
Treasury shares	(108,101)	(128,056)	(18,312)
Additional paid-in capital	8,866,492	6,466,101	924,640
Statutory reserves	122,429	122,429	17,507
Accumulated deficit	(2,100,291)	(2,219,365)	(317,365)
Accumulated other comprehensive income	770,000	678,455	97,018
Total shareholders’ equity	7,550,679	4,919,716	703,510
Total liabilities and shareholders’ equity	9,567,811	6,701,372	958,283

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				(Note 2(f))
Net revenues (including transactions with related parties of RMB142,746, RMB669,070 and RMB486,718 for the years ended December 31, 2023, 2024 and 2025, respectively)
Live streaming	6,450,782	4,745,195	4,594,014	656,935
Game-related services, advertising and others	543,546	1,333,920	1,908,386	272,896
Total net revenues	6,994,328	6,079,115	6,502,400	929,831
Cost of revenues (1) (including transactions with related parties of RMB421,567, RMB358,613 and RMB460,683 for the years ended December 31, 2023, 2024 and 2025, respectively)	(6,179,125)	(5,269,661)	(5,630,267)	(805,117)
Gross Profit	815,203	809,454	872,133	124,714
Operating expenses (1)
Research and development expenses (including transactions with related parties of RMB4,345, RMB1,861 and RMB1,049 for the years ended December 31, 2023, 2024 and 2025, respectively)	(578,610)	(512,637)	(496,677)	(71,024)
Sales and marketing expenses (including transactions with related parties of RMB62,889, RMB3,533 and RMB13,014 for the years ended December 31, 2023, 2024 and 2025, respectively)	(440,605)	(274,049)	(266,567)	(38,119)
General and administrative expenses (including transactions with related parties of RMB350, RMB3,478 and RMB3,603 for the years ended December 31, 2023, 2024 and 2025, respectively)	(320,838)	(254,840)	(308,875)	(44,169)
Total operating expenses	(1,340,053)	(1,041,526)	(1,072,119)	(153,312)
Other income, net	81,258	42,496	37,481	5,360
Operating loss	(443,592)	(189,576)	(162,505)	(23,238)
Impairment loss of investments	(225,800)	(232,466)	(120,156)	(17,182)
Interest income and short-term investments income	479,681	391,389	190,789	27,282
Disposal gain of investments	—	—	1,500	214
Foreign currency exchange losses, net	(1,593)	(3,802)	(6,718)	(961)
Loss before income tax expenses	(191,304)	(34,455)	(97,090)	(13,885)
Income tax expenses	(13,215)	(13,500)	(12,806)	(1,831)
Loss before share of loss in equity method investments, net of income taxes	(204,519)	(47,955)	(109,896)	(15,716)
Share of loss in equity method investments, net of income taxes	—	—	(2,695)	(385)
Net loss attributable to HUYA Inc.	(204,519)	(47,955)	(112,591)	(16,101)
Net loss attributable to ordinary shareholders	(204,519)	(47,955)	(112,591)	(16,101)
Net loss	(204,519)	(47,955)	(112,591)	(16,101)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	143,329	73,372	(47,999)	(6,864)
Unrealized securities holding loss, net of tax	(20,824)	(63,964)	(43,546)	(6,227)
Total comprehensive loss attributable to HUYA Inc.	(82,014)	(38,547)	(204,136)	(29,192)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				(Note 2(f))
Net loss per ADS*
—Basic	(0.84)	(0.21)	(0.49)	(0.07)
—Diluted	(0.84)	(0.21)	(0.49)	(0.07)
Weighted average number of ADSs used in calculating net loss per ADS
—Basic	243,025,428	231,533,388	228,840,636	228,840,636
—Diluted	243,025,428	231,533,388	228,840,636	228,840,636
Net loss per ordinary share*
—Basic	(0.84)	(0.21)	(0.49)	(0.07)
—Diluted	(0.84)	(0.21)	(0.49)	(0.07)
Weighted average number of ordinary shares used in calculating net loss per ordinary share
—Basic	243,025,428	231,533,388	228,840,636	228,840,636
—Diluted	243,025,428	231,533,388	228,840,636	228,840,636
*	Each ADS represents one Class A ordinary share.
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				(Note 2(f))
Cost of revenues	16,137	15,566	12,091	1,729
Research and development expenses	40,679	27,269	22,772	3,256
Sales and marketing expenses	2,842	1,147	1,141	163
General and administrative expenses	18,607	20,538	37,588	5,375
	78,265	64,520	73,592	10,523

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

										Accumulated
							Additional			other	Total
	Class A ordinary shares		Class B ordinary shares		Treasury shares		paid-in	Statutory	Accumulated	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	shares	Amount	capital	reserves	deficit	income (loss)	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	82,696,852	61	150,386,517	98	9,158,997	(206,345)	12,000,100	122,429	(2,052,336)	760,592	10,624,599
Share-based compensation	—	—	—	—	—	—	64,520	—	—	—	64,520
Issuance of ordinary shares for exercised share options	37,502	—	—	—	—	—	680	—	—	—	680
Issuance of ordinary shares for restricted share units	2,005,774	2	—	—	—	—	—	—	—	—	2
Repurchase and cancellation of shares	(9,894,730)	(11)	—	—	(5,297,770)	98,244	(346,565)	—	—	—	(248,332)
Net loss	—	—	—	—	—	—	—	—	(47,955)	—	(47,955)
Unrealized securities holding losses	—	—	—	—	—	—	—	—	—	(63,964)	(63,964)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	—	—	73,372	73,372
Dividends payable	—	—	—	—	—	—	(2,852,243)	—	—	—	(2,852,243)
Balance as of December 31, 2024	74,845,398	52	150,386,517	98	3,861,227	(108,101)	8,866,492	122,429	(2,100,291)	770,000	7,550,679

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

										Accumulated
							Additional			other	Total
	Class A ordinary shares		Class B ordinary shares		Treasury shares		paid-in	Statutory	Accumulated	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	shares	Amount	capital	reserves	deficit	income (loss)	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2024	74,845,398	52	150,386,517	98	3,861,227	(108,101)	8,866,492	122,429	(2,100,291)	770,000	7,550,679
Share-based compensation	—	—	—	—	—	—	73,592	—	—	—	73,592
Treasury shares reissuance for vested share-based awards	—	—	—	—	(2,619,966)	66,025	(59,542)	—	(6,483)	—	—
Issuance of ordinary shares for restricted share units	2,151,869	2	—	—	—	—	—	—	—	—	2
Repurchase of shares	(3,850,488)	—	—	—	3,850,488	(85,980)	—	—	—	—	(85,980)
Net loss	—	—	—	—	—	—	—	—	(112,591)	—	(112,591)
Unrealized securities holding losses	—	—	—	—	—	—	—	—	—	(43,546)	(43,546)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	—	—	(47,999)	(47,999)
Dividends payable	—	—	—	—	—	—	(2,414,441)	—	—	—	(2,414,441)
Balance as of December 31, 2025	73,146,779	54	150,386,517	98	5,091,749	(128,056)	6,466,101	122,429	(2,219,365)	678,455	4,919,716

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				(Note 2(f))
Cash flows from operating activities
Net loss attributable to HUYA Inc.	(204,519)	(47,955)	(112,591)	(16,101)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation of property and equipment	46,803	39,945	35,475	5,073
Amortization of acquired intangible assets	54,320	36,555	39,545	5,655
Amortization of right-of-use assets	39,277	37,461	33,016	4,721
Allowance (Reversal of) for expected credit losses	13,394	(5,797)	67,832	9,700
Gains on disposal of property and equipment and other long-term assets	(594)	(831)	(928)	(133)
Share-based compensation	78,265	64,520	73,592	10,523
Share of loss in equity method investments, net of income taxes	—	—	2,695	385
Deferred income tax benefits	(4,007)	(4,041)	(4,059)	(580)
Impairment loss of investments	225,800	232,466	120,156	17,182
Foreign currency exchange losses, net	1,593	3,802	6,718	961
Gain on disposal of investments	—	—	(1,500)	(214)
Gain on disposal of other asset	—	—	(5,215)	(746)
Changes in operating assets and liabilities, net of effects from acquisition:
Accounts receivable	4,706	(9,043)	(163,745)	(23,415)
Prepayments and other assets	36,277	50,142	26,303	3,760
Prepaid assets and amounts due from related parties	(88,861)	(59,002)	(83,136)	(11,888)
Accounts payable	4,472	50,269	175,647	25,117
Amounts due to related parties	15,286	12,585	(11,363)	(1,625)
Advances from customers and deferred revenue	(60,114)	(158,235)	(41,423)	(5,923)
Lease liabilities	(31,664)	(29,220)	(25,421)	(3,636)
Accrued liabilities and other current liabilities	(183,505)	(124,018)	(314,635)	(44,992)
Income tax payable	20,990	4,680	6,885	985
Net cash (used in) provided by operating activities	(32,081)	94,283	(176,152)	(25,191)
Cash flows from investing activities
Placements of short-term deposits	(6,064,259)	(3,428,284)	(3,475,510)	(496,991)
Maturities of short-term deposits	8,285,719	7,265,712	5,815,847	831,655
Placements of short-term investments	—	(10,000)	(1,342,297)	(191,946)
Maturities of short-term investments	3,117	10,000	1,342,297	191,946
Placements of long-term deposits	(2,141,404)	(60,000)	—	—
Maturities of long-term deposits	714,657	140,000	50,000	7,150
Purchase of property and equipment	(123,207)	(186,257)	(167,830)	(23,999)
Purchase of intangible assets	(8,084)	(24,244)	(20,982)	(3,000)
Cash paid for long-term investments	(68,332)	—	(24,000)	(3,432)
Cash consideration paid for business combination under common control	(546,084)	(28,770)	—	—
Cash received from disposal of investments	—	—	3,000	429
Proceeds from disposal of property and equipment	1,083	378	1,076	154
Proceeds from disposal of other assets	—	—	3,677	526
Net cash provided by investing activities	53,206	3,678,535	2,185,278	312,492

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				(Note 2(f))
Cash flows from financing activities
Repurchase of shares	(202,422)	(247,890)	(90,345)	(12,919)
Dividends paid to shareholders	—	(2,857,461)	(2,407,847)	(344,318)
Proceeds from exercise of vested share options	128	680	—	—
Net cash used in financing activities	(202,294)	(3,104,671)	(2,498,192)	(357,237)
Net (decrease) increase in cash and cash equivalents and restricted cash	(181,169)	668,147	(489,066)	(69,936)
Cash and cash equivalents and restricted cash at the beginning of the year	698,141	530,110	1,205,942	172,447
Effect of exchange rate changes on cash and cash equivalents and restricted cash	13,138	7,685	(12,182)	(1,742)
Cash and cash equivalents and restricted cash at the end of the year	530,110	1,205,942	704,694	100,769

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				(Note 2(f))
Supplemental disclosure of cash flows information:
- Unpaid cash consideration for business acquisition	(28,742)	—	—	—
- Income tax received (paid)	8,895	(13,519)	(6,116)	(875)
- Unpaid cash consideration for repurchase of treasury shares	(3,923)	(4,365)	—	—
- Acquisition of property and equipment, included with accrued liabilities and other current liabilities	62,357	73,309	61,460	8,789

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

The Group is principally engaged in operating its own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. The primary theme of the Group’s platforms is game live streaming. The Group has also extended themes to life and entertainment topics beyond games to cater for the Group’s users’ growing entertainment demands. In providing these services, the Group has cooperated with talent agencies in broadcaster recruitment, live streaming training and support, promotion strategies development and content management and discipline under the Group’s guidance and supervision. The Company generates majority of its revenue from sales of virtual items in live streaming platforms as well as other services, which substantially consist of advertising, online game-related services and others.

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

In December 2023, the Company acquired 100% equity interest in a global mobile application service provider from a subsidiary of Tencent for an aggregate cash consideration of US$81 million (equivalent to RMB574,826) (the “Acquisition”), which the intention to enhance Huya’s ability to promote and distribute game applications in international markets, while creating synergies with Nimo TV, the Company’s overseas game live streaming platform. This transaction also aligns with Huya’s strategic business transformation emphasizing game - related service offerings and relevant commercialization.

The Acquisition was a transaction between entities under common control, which, under U.S. GAAP, requires the assets and liabilities to be transferred at the historical cost of the entity, with prior periods retrospectively adjusted to furnish comparative information. See Note 2(d) for additional information.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.Organization and principal activities (continued)

(c)Principal subsidiaries and VIE

As of December 31, 2025, the Company’s principal subsidiaries and VIE are as follows:

Name	Place of incorporation	Date of incorporation	% of direct or indirect economic ownership	Principal activities
Principal subsidiaries
Huya Limited	Hong Kong	January 4, 2017	100%	Investment holding
Guangzhou Huya Technology Co., Ltd. (“Huya Technology”)	PRC	June 16, 2017	100%	Software development
HUYA PTE. LTD.	Singapore	July 23, 2018	100%	Internet value added services
Hainan Huya Entertainment Information Technology Co., Ltd. (“Hainan Huya”)	PRC	December 4, 2019	100%	Cultural and Creative services
ELECYBER INTERNATIONAL PTE. LTD.	Singapore	September 27, 2021	100%	Internet value added services
Foshan Hurong Technology Co., Ltd.	PRC	October 19, 2020	100%	Property management
VIE
Guangzhou Huya Information Technology Co., Ltd. (“Guangzhou Huya”)	PRC	August 10, 2016	100%	Internet value added services

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

The following table sets forth the financial data for the VIEs on an aggregated basis as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025. For purposes of this presentation, activity within and between the VIEs have been eliminated, but transactions with other entities within the Group have been included without elimination.

Selected Condensed Consolidated Balance Sheets Data for the VIEs

	As of December 31,
	2024	2025
	RMB	RMB
Assets
Cash and cash equivalents	11,740	3,814
Restricted cash	15,891	10,365
Short-term deposits	430,000	110,000
Accounts receivable, net	45,545	121,248
Prepayments and other current assets	288,416	272,026
Amounts due from related parties	198,115	261,364
Amounts due from Group companies (1)	724,076	844,155
Investments	408,952	265,033
Intangible assets, net	45,045	45,103
Long-term deposits	60,000	—
Right of use asset	13,951	6,537
Other assets	2,440	2,679
Total assets	2,244,171	1,942,324
Deferred revenue and advances from customers	288,165	250,946
Accrued liabilities and other current liabilities	422,230	347,131
Amount due to related parties	134,169	129,872
Other liabilities	82,408	24,140
Total liabilities	926,972	752,089
Total shareholders’ equity	1,317,199	1,190,235

These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

1.Organization and principal activities (continued)

(d)Variable interest entities (continued)

Selected Condensed Consolidated Statements of Operation Data for the VIEs

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Third-party revenues	6,686,033	5,719,359	5,957,570
Inter-company revenues	—	6,196	19,540
Total cost and expenses (2)	(6,746,390)	(5,732,001)	(5,963,899)
Others, net	(94,625)	(97,675)	(103,820)
Loss before income tax expenses	(154,982)	(104,121)	(90,609)
Income tax expenses	—	(253)	(299)
Share of loss from equity method investments	—	—	(2,695)
Net loss	(154,982)	(104,374)	(93,603)

Selected Condensed Consolidated Cash Flows Data for the VIEs

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash provided by (used in) operating activities(3)	56,821	24,602	(352,269)
Other investing activities	(49,263)	(22,838)	338,817
Net cash (used in) provided by investing activities	(49,263)	(22,838)	338,817
Net cash used in financing activities	—	—	—

Note:

(1)	Inter-company service fees for technology support, business support and consulting fees (collectively defined as “VIE service fees”) are charged pursuant to the exclusive business cooperation agreement. As of December 31, 2024 and 2025, the outstanding balance of amounts due from Group companies were inter-company advances. There were no outstanding balances for VIE service fees charged to the VIEs.
(2)	For the years ended December 31, 2023, 2024 and 2025, VIE service fees were charged by the WFOE and other subsidiaries to the VIEs amounting to RMB5,530 million, RMB4,622 million and RMB4,783 million, respectively, which were settled as incurred.
(3)	For the years ended December 31, 2023, 2024 and 2025, cash paid by the VIEs to the WFOE and other subsidiaries for VIE service fees were RMB5,391 million, RMB4,410 million and RMB4,783 million, respectively. For the years ended December 31, 2023, 2024 and 2025, RMB139 million, RMB212 million and nil of the VIE service fees were not settled by cash, but by netting off against the intercompany receivables due from the primary beneficiary of VIE.

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

On December 22, 2023 (the “Acquisition date”), Huya acquired 100% equity interest in a global mobile application service provider (the “Acquiree”) from a wholly-owned subsidiary of Tencent for an aggregate cash consideration of US$81 million (equivalent to RMB574,826). Revenue and net loss of the Acquiree for the year ended December 31, 2023 were RMB61,431 and RMB4,551 respectively.

As a business combination under common control, Huya’s consolidated statements of changes in shareholders’ equity have been retrospectively adjusted. RMB574,826 was debited in additional paid-in capital for the year ended December 31, 2023, which represents the cash consideration of Huya’s acquisition from Tencent on December 22, 2023.

There were no acquisitions for the years ended December 31, 2024 and 2025.

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

(f)Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00 =RMB6.9931 on December 31, 2025 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(k)Receivables

The Group’s accounts receivable, other receivables, amounts due from related parties, prepayments and other current assets are within the scope of ASC Topic 326. Accounts receivable consist primarily of receivables from third-party payment platforms, advertising customers and third party distribution platforms. The activity in the loss allowance for the years ended December 31, 2023, 2024 and 2025 is detailed in Note 7, Note 8 and Note 22.

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

The Group assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary. The Group evaluates its equity method investment for impairment under ASC 323-10. An impairment loss on an equity method investment is recognized in the consolidated statement of comprehensive income when the decline in value is determined to be other-than-temporary. No impairment loss was recognized for the years ended December 31, 2023, 2024 and 2025.

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

For equity investments without readily determinable fair value for which the Group has elected to apply the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date, applying judgment in considering various factors and events including a) adverse performance of investees; b) adverse industry developments affecting investees; and c) adverse regulatory social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss of investments equal to the difference between the carrying value and fair value. The Group recognized impairment losses of RMB210,813, RMB166,127 and RMB43,698 for the years ended December 31, 2023, 2024 and 2025, respectively. Refer to Note 9- Investments for further information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(l)Investments (continued)

Available-for-sale Debt Investments

The Group has classified its investments in debt securities, other than those the held to maturity debt securities, as available-for-sale securities. The Group recorded available-for-sale debt investments at estimated fair values with the aggregate unrealized gains and losses, net of tax, being reflected in “accumulated other comprehensive income” in the consolidated balance sheets. If the amortized cost basis of an available-for-sale investment exceeds its fair value and if the Group has the intention to sell the investment or it is more likely than not that the Group will be required to sell the investment before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of comprehensive income. If the Group does not have the intention to sell the investment and it is not more likely than not that the Group will be required to sell the investment before recovery of the amortized cost basis and the Group determines that the decline in fair value below the amortized cost basis of an available-for-sale investment is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance for credit losses along with the impairment loss of investments in the consolidated statements of comprehensive income. The allowance is measured as the amount by which the debt investment’s amortized cost basis exceeds the Group’s best estimate of the present value of cash flows expected to be collected. The Group recognized fair value changes of RMB35,811, RMB145,458 and RMB120,027 for the years ended December 31, 2023, 2024 and 2025, respectively. Refer to Note 9 - Investments for further information.

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

	Estimated useful lives	Residual rate
Servers, computers and equipment	3-4 years	—%
Leasehold improvements	Shorter of lease term or the estimated useful lives of the assets	—%
Office furniture and others	3-5 years	—%-5%

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(n)Intangible assets

Intangible assets mainly consist of copyrights of video content, license, software, domain names, trademarks, platform content and technology. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. As of December 31, 2024 and 2025, there are no indefinite lived intangibles. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

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

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows. The estimated cash flow projections were based on management’s estimates which include significant judgments and assumptions relating to revenue growth rate, the gross profit ratio, and the discount rate. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

The Group determined there are two reporting units as of December 31, 2025. One reporting unit relates to providing live streaming, game-related and advertising services through the Group’s live streaming platforms, and the other reporting unit relates to the recently acquired global mobile application service provider (the only reporting unit with a goodwill balance). No impairment loss of goodwill was recognized for the years ended December 31, 2023, 2024 and 2025, respectively. Refer to Note 10- Goodwill for further information.

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

No impairment of long-lived assets was recognized for the years ended December 31, 2023, 2024 and 2025.

(q)Revenue

Under ASC 606, revenue is recognized when a customer obtains control of promised goods (i.e. virtual items) or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. The Group identifies its contracts with customers and all performance obligations within those contracts. The Group then determines the transaction price and allocates the transaction price to the performance obligations within the Group’s contracts with customers, recognizing revenue when, or as, the Group satisfies its performance obligations. The following table disaggregates the Group’s revenue by major type for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Live streaming	6,450,782	4,745,195	4,594,014
Game-related services, advertising and others (i)	543,546	1,333,920	1,908,386
Total	6,994,328	6,079,115	6,502,400
(i)	Game-related services, advertising and others mainly include in-game virtual item sales, game distribution and advertising services.

Revenue recognition and significant judgments

(i)	Live streaming

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

Majority of online games revenues were derived from the Group’s self-developed games, game distribution services and in-game virtual item sales for the years presented.

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

Online games developed by related and third-party game developers are displayed through the Group’s platforms to attract users to play the games. In accordance with ASC 606, the Group assesses whether it acts as the principal or as an agent in the arrangement with each party respectively. When the Group has the latitude in establishing the price and is primarily responsible for fulfillment and acceptability of the game services by itself, the Group acts as the principal. The group recognizes revenue based on the proceeds earned from selling in-game virtual items on a gross basis at point-in-time when the performance obligations are satisfied. Proceeds earned from selling in-game virtual items are shared between the Group and the third-party game developers, with the amount paid to the third-party game developers generally calculated based on amounts paid by paying players, after deducting the fees paid to the payment channels and the distribution channels. Fees paid to the game developers, distribution channels and payment channels are recorded as cost of revenues. When the Group considered it does not have the primary responsibility for fulfillment and acceptability of the game services, the Group considers itself as agent in these arrangements. Accordingly, the Group records the in-game virtual item sales revenue on a net basis based on the ratios pre-determined with the game developers at point-in-time when the performance obligations are satisfied, which is generally when the paying players purchase virtual currencies issued by the third-party game developers.

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

During the years ended December 31, 2023, 2024 and 2025, the Group recognized revenue amounting to RMB446,881, RMB412,257 and RMB265,628, respectively, that had been included in the corresponding contract liability balance at the beginning of the years.

As of December 31, 2025, the aggregate amount of transaction price allocated to remaining performance obligations was RMB259,991, the Company expects to recognize the remaining performance obligations as revenue as follows. However, the amount and timing of revenue recognition is largely driven by customer usage, which can extend beyond the original contractual term.

	2026	2027 and after	Total
	RMB	RMB	RMB
Revenue expected to be recognized	228,167	31,824	259,991

(r)	Cost of revenues

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists primarily of (i) revenue sharing fees to broadcasters and content costs, including payments to e-sports content providers and other various content providers, (ii) costs of in-game virtual items, (iii) bandwidth and server custody fees, (iv) salaries and welfare, (v) payment handling costs, (vi) depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platform, (vii) share-based compensation, (viii) other taxes and surcharges, and (ix) other costs.

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

The Company recognizes software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. The Company had not capitalized any costs related to internal use software during the years ended December 31, 2023, 2024 and 2025.

(t)	Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) advertising and market promotion expenses, (ii) salaries and welfare for sales and marketing personnel, and (iii) share-based compensation for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB348,235, RMB233,149 and RMB229,478 for the years ended December 31, 2023, 2024 and 2025, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.	Principal accounting policies (continued)
(u)	General and administrative expenses

General and administrative expenses primarily consist of (i) salaries and welfare for management and administrative personnel, (ii) credit loss provision, (iii) depreciation and amortization expenses and (iv) share-based compensation for management and administrative personnel.

(v)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. Employee social security and welfare benefits included as expenses in the accompanying statement of comprehensive income amounted to RMB194,779, RMB142,272 and RMB136,623 for the years ended December 31, 2023, 2024 and 2025, respectively. During the years ended December 31, 2023, 2024 and 2025, headcount reduction initiatives primarily related to operations and cost-related personnel were undertaken as part of the Group’s business optimization plans. These initiatives resulted in one time employee severance programs with corresponding recorded provisions of RMB34,000, RMB25,857 and RMB23,458 respectively. The charges are primarily reported within cost of revenues and operating expenses in the accompanying statements of comprehensive income.

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

Huya’s share options

Prior to the IPO date (Note 1(b)) and during the year of 2025, in determining the fair value of share options granted, the binomial option-pricing model was applied. The determination of the fair value was affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rates, exercise multiples, expected forfeiture rates, the expected share price volatility rates, and expected dividends.

Share-based compensation expense for share options granted to employees is measured based on their grant-date fair values and recognized over the requisite service period, which is generally the vesting period. The number of share-based awards for which the service is not expected to be rendered over the requisite period is estimated, and the related compensation expense is not recorded for the number of awards so estimated. No performance-based awards were granted or recognized as share-based compensation expense for the years ended December 31, 2023, 2024 and 2025.

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Group did not recognize any interest and penalties associated with uncertain tax positions for the years ended December 31, 2023, 2024 and 2025. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

2.Principal accounting policies (continued)

(aa)Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in “Treasury shares” on the consolidated balance sheets. At retirement of the treasury share, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is charged to additional paid-in capital.

(bb)	Statutory reserves

The Group’s PRC entities are required to make appropriations to certain non-distributable reserve funds.

In accordance with the relevant laws and regulations established in the PRC, the Group’s entities registered as WFOEs and PRC domestic companies must make appropriations from its after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under the PRC GAAP. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The use of the statutory surplus fund and discretionary surplus fund are restricted to the off-setting of losses or increasing capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to staff and for the collective welfare of employees. All these reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

During the years ended December 31, 2023, 2024 and 2025, there were no appropriations made to the statutory surplus funds, respectively.

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

Dividends are recognized when declared.

On March 19, 2024, the Company declared a special cash dividend of US$0.66 per ordinary share, or US$0.66 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on May 10, 2024. On August 13, 2024, the Company declared a special cash dividend of US$1.08 per ordinary share, or US$1.08 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on October 9, 2024, payable in U.S. dollars.

On March 18, 2025, the company declared a cash dividend of US$1.47 per ordinary share, or US$1.47 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on June 17, 2025, payable in U.S. dollars.

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

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s Acting Chief Executive Officer and Chief Financial Officer have been identified as the CODM.

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

The accounting policies of the single segment are the same as described in the principal accounting policies. The CODM assesses performance for the single segment and decides how to allocate resources based on net loss that also is reported on the Consolidated Statements of Comprehensive Income as consolidated net loss. The measure of the single segment assets is reported on the Consolidated Balance Sheets as total consolidated assets.

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

(gg)	Newly adopted accounting standard updates

Income Taxes (Topic 740). In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)- Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective on a prospective basis for fiscal year beginning after December 15, 2024. The Group adopted this ASU for the year ended December 31, 2025 prospectively, and disclosed additional descriptive information as required under Accounting Standards Codification 740(Note 18).

Other accounting standards that the Group adopted beginning January 1, 2025 did not have a significant impact on the Group’s consolidated financial statements.

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

Financial Instruments—Credit Losses (Topic 326). In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326)- Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU No. 2025-05 provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods.

Intangibles (Topic 350). In July 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other - Internal-Use Software (Subtopic 350-40). ASU No. 2025-06 modernizes the accounting for internal-use software to reflect current development practices, clarifies when to begin capitalizing costs, and enhances disclosure requirements. The guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted.

Government Grants (Topic 832). In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2029, and interim reporting periods within those annual reporting periods. Early adoption is permitted.

The Group does not expect to adopt ASU 2024-03, ASU No. 2025-05, ASU No. 2025-06 and ASU No. 2025-10 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

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

As of December 31, 2024 and 2025, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term deposits and long-term deposits were placed with the PRC financial institutions and international financial institutions. Management chooses these institutions because of their reputations and track records for stability, and their known large cash reserves, and management periodically reviews these institutions’ reputations, track records, and reported reserves. Management expects that any additional institutions that the Group uses for its cash and bank deposits will be chosen with similar criteria for soundness. Nevertheless under the PRC law, it is required that a commercial bank in the PRC that holds third party cash deposits should maintain a certain percentage of total customer deposits taken in a statutory reserve fund for protecting the depositors’ rights over their interests in deposited money. PRC banks are subject to a series of risk control regulatory standards; PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. The Group believes that it is not exposed to unusual risks as these financial institutions are either PRC banks or international banks with high credit quality. The Group has not experienced any losses on its deposits of cash and cash equivalents and term deposits for the years ended December 31, 2023, 2024 and 2025 and believes that its credit risk to be minimal. Accounts receivable is typically unsecured and is primarily derived from revenue earned from third-party payment platforms, advertising customers and third party distribution platforms.

(c)Concentration of customers

For the year ended December 31, 2023, there were no customers who collectively accounted for more than 10% of the Group’s total revenue. For the year ended December 31, 2024, around 11% of the Group’s total revenues were derived from Tencent. For the year ended December 31, 2025, there were no customers who collectively accounted for more than 10% of the Group’s total revenue.

4.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, and all highly liquid investments with maturities of three months or less. Cash and cash equivalents balance as of December 31, 2024 and 2025 primarily consist of the following currencies:

	December 31, 2024		December 31, 2025
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	316,708	316,708	510,076	510,076
US$	114,353	822,013	24,925	175,190
SGD	9,245	49,198	1,342	7,328
Others (i)	N/A	992	N/A	69
Total		1,188,911		692,663
(i)	As of December 31, 2024 and 2025, the other currencies consist of Hong Kong Dollar, Euro and Japanese Yen.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

5.Restricted cash

The Group’s restricted cash represents substantially cash balances on deposit required by its commercial banks, the court (due to lawsuits) and certain local governments in China to be restricted from withdrawal. As of December 31, 2024 and 2025, the Group’s restricted cash balances were RMB17,031 and RMB12,031, respectively.

As of December 31, 2025, due to a pending lawsuit, there may be an additional amount up to RMB20 million subject to potential restriction imposed from the court when there is additional cash amount in the particular bank account.

6.Short-term deposits and long-term deposits

Short-term deposits represent time deposits placed with banks with original maturities more than three months but less than one year. Short-term deposits balance as of December 31, 2024 and 2025 primarily consist of the following currencies:

	December 31, 2024		December 31, 2025
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	1,135,000	1,135,000	1,720,000	1,720,000
US$	408,999	2,940,048	200,000	1,405,760
Total		4,075,048		3,125,760

Long-term deposits are mainly deposits in commercial banks with maturities of greater than one year and wealth management products issued by commercial banks for which the Group has the positive intent and ability to hold those deposits to maturity with maturities of greater than one year. Long-term deposits balance as of December 31, 2024 and 2025 primarily consist of the following currencies:

	December 31, 2024		December 31, 2025
		RMB		RMB
	Amount	equivalent	Amount	equivalent
RMB	1,470,000	1,470,000	—	—
Total		1,470,000		—

7.Accounts receivable, net

	December 31,
	2024	2025
	RMB	RMB
Accounts receivable, gross	85,728	250,959
Less: credit loss provision	(9,684)	(12,390)
Accounts receivable, net	76,044	238,569

The following table sets out movements of the credit loss provision for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	(2,303)	(15,717)	(9,684)
Current year provision	(13,888)	(6,501)	(3,874)
Current year reversal	474	12,534	1,168
Balance at end of the year	(15,717)	(9,684)	(12,390)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

8.Prepayments and other current assets, net

	December 31,
	2024	2025
	RMB	RMB
Input value-added tax to be deducted	283,401	301,042
Interest receivable	154,392	173,574
Other receivable(i)	—	66,038
Prepayments to vendors and content providers	63,437	49,366
Others	22,660	23,294
Less: credit loss provision	(216)	(66,236)
Total	523,674	547,078
(i)

The other receivable was arose from a 2021 arrangement with a broadcaster. Based on a heightened risk of non-recoverability, the provision of RMB66,038 was recognized for this receivable for the year ended December 31, 2025.

9.Investments

	December 31,
	2024	2025
	RMB	RMB
Equity investments without readily determinable fair values (i)	157,736	111,833
Debt investments (ii)	283,054	163,027
Equity method investments (iii)	—	21,305
	440,790	296,165
(i)	Equity investments without readily determinable fair values include investment in equity securities of private investee companies over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock.

In 2024 and 2025, the Group did not acquire such equity interests in any privately-held investee companies.

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

The Group, with the assistance of an independent valuation expert, assessed for impairment of certain investments as of the balance sheet date and recognized RMB210,813, RMB166,127 and RMB43,698 in impairment charges for equity investments without readily determinable fair value for the years ended December 31, 2023, 2024 and 2025. The Group’s impairment assessments were triggered as a result of the weak financial performance of certain investees. In the circumstances and as part of management’s assessments, the Group, used unobservable Level 3 inputs including (i) a selection of price-to-sales multiples and enterprise value-to-sales multiples of comparable companies, (ii) probability of the different scenarios assumed under the equity allocation model and (iii) a discount for lack of marketability, to determine, respective fair values for the investees which were lower than the related carrying values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

9.Investments (continued)

(ii)	For the year ended December 31, 2023, the Group recorded fair value change of RMB35,811. Considering the prolonged business performance of these investments, the quality of the investments’ credit and other adverse conditions, the Group performed a quantitative assessment with the assistance of an independent appraiser. Based on the assessment, the Group recognized a credit impairment in the aggregated amount of RMB14,987 which was reported in net loss, and the fair value change associated with the non-credit losses amounted to RMB20,824, which was reported in other comprehensive income (loss).

For the year ended December 31, 2024, the Group performed both qualitative and quantitative assessment of these investments. Based on the Group’s assessment and with the assistance of an independent appraiser, the Group recognized fair value change of RMB145,458, of which RMB65,260 was reported in net loss, due to that the investments’ amortized cost basis exceeding fair values and the Group’s current intention to sell the investments, RMB1,079 was reported in net loss, due to the fair value change related to a credit loss, and RMB79,119 of impairment loss was reported in other comprehensive income (loss), due to the fair value change associated with the non-credit losses.

For the year ended December 31, 2025, the Group performed both qualitative and quantitative assessment of these investments. Based on the Group’s assessment and with the assistance of an independent appraiser, the Group recognized fair value change of RMB120,027, of which RMB76,458 was reported in net loss, due to the fair value change related to a credit loss, and the fair value change associated with the non-credit losses amounted to RMB43,569, which was reported in other comprehensive income (loss).

(iii)	In 2025, the Group made an investment in equity securities of a privately-held investee company at a cash consideration of RMB24,000, over which the Group had significant influence. For the year ended December 31, 2025, the Group recognized the share of cumulative loss of this equity method investment with amount of RMB2,695.

10.Goodwill

Goodwill, which is not tax deductible, represents the expected synergy effects of the business combination from the global mobile application service provider. The changes in the carrying amount of goodwill for the years ended December 31, 2024 and 2025 were as follows:

	December 31,
	2024	2025
	RMB	RMB
Balance at the beginning of the year	456,976	463,796
Foreign currency translation adjustments	6,820	(10,298)
Balance at the end of the year	463,796	453,498

During 2025, the Group performed a qualitative and quantitative impairment assessment for the goodwill arising from the business combination under common control of a global mobile application service provider in 2023. The Group estimated the fair value of the Acquiree based on the income approach, using a discounted cash flow model, with a cashflow forecast reflecting the Group’s best estimate at that time of the future financial performance of the business. Certain key assumptions used in the impairment assessment related to the revenue growth rate, the gross profit ratio and the discount rate, and they were determined by considering the historical performance of the Acquiree, internal forecasts, relevant industry forecasts and market developments. These factors, particularly revenue growth rate and gross profit ratio, are subject to a high degree of judgment and complexity, and are highly sensitive. Because of the lack of operating history and expected rapid growth of the Acquiree, the Company supplemented its income approach method with the use of a market-based method which considers EBITDA multiples based on market data of comparable companies engaged in similar operations and economic characteristics. As of December 31, 2025, the quantitative assessment indicated that the fair value of the Acquiree exceeded its carrying amount by 1.2%. Although the carrying value of goodwill is currently supported, the Group acknowledges that it remains subject to estimation uncertainty. Should actual operating results fall short of forecasts, an impairment charge may be required. Sensitivity analyses demonstrate that if the revenue growth rate decrease by 3%, or the gross profit ratio decrease by 1%, or the discount rate increase by 1%, while holding other assumptions constant, could have a material effect on the consolidated financial position and results of operations. The Group will continue to monitor actual performance against forecasts to assess the recoverability of goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

11.Property and equipment, net

Property and equipment consists of the following:

	December 31,
	2024	2025
	RMB	RMB
Gross carrying amount
Construction in progress	415,430	568,883
Servers, computers and equipment	299,919	266,752
Leasehold improvements	33,474	33,551
Others	12,104	11,539
Total	760,927	880,725
Less: accumulated depreciation
Servers, computers and equipment	(234,495)	(232,536)
Leasehold improvements	(31,403)	(32,594)
Others	(11,021)	(11,227)
Total	(276,919)	(276,357)
Property and equipment, net	484,008	604,368

Depreciation expense for the years ended December 31, 2023, 2024 and 2025 were RMB46,803, RMB39,945 and RMB35,475, respectively.

12.Intangible assets, net

The following table summarizes the Group’s intangible assets:

	December 31,
	2024	2025
	RMB	RMB
Gross carrying amount
Platform content	127,954	125,113
Licensed copyrights of video content	55,094	37,076
Trademark	39,536	38,658
License	32,000	32,000
Software	11,503	13,306
Technology and domain name	13,745	13,553
Total of gross carrying amount	279,832	259,706

Less: accumulated amortization
Platform content	(53,314)	(70,003)
Licensed copyrights of video content	(31,661)	(11,717)
Trademark	(10,483)	(13,764)
License	(14,222)	(16,356)
Technology and domain name	(9,609)	(11,919)
Software	(7,353)	(8,314)
Total accumulated amortization	(126,642)	(132,073)
Intangible assets, net	153,190	127,633

Amortization expense for the years ended December 31, 2023, 2024 and 2025 were RMB54,320, RMB36,555 and RMB39,545, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

12.Intangible assets, net (continued)

As of December 31, 2025, intangible assets amortization expense arising from above intangible assets for future years is expected to be as follows:

Amortization expense
Years ended December 31,	of intangible assets
RMB
2026	38,699
2027	35,763
2028	26,563
2029	7,743
2030	6,006

13.Prepayments and other non-current assets

	December 31,
	2024	2025
	RMB	RMB
Refundable lease deposits	6,109	4,739
Prepayments to vendors and content providers	47,333	2,039
Interest receivables	74,656	—
Others	164	2,065
Total	128,262	8,843

14.Advances from customers and deferred revenue

	December 31,
	2024	2025
	RMB	RMB
Deferred revenue, current	263,603	222,724
Advances from customers	2,025	5,443
Total current advances from customers and deferred revenue	265,628	228,167
Deferred revenue, non-current	35,786	31,824
Total non-current deferred revenue	35,786	31,824

15.Accrued liabilities and other current liabilities

	December 31,
	2024	2025
	RMB	RMB
Broadcasters cost and revenue sharing fees	778,407	570,483
Salaries and welfare	169,022	170,420
Payable for construction in progress	72,090	62,124
Marketing and promotion expenses	58,877	53,013
License fees and content cost	74,590	44,611
Other taxes payable	34,652	41,783
Bandwidth and server custody fees	44,096	32,014
Deposits from content providers, suppliers and advertising customers	41,400	5,630
Others	87,815	52,359
Total	1,360,949	1,032,437

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

16.Cost of revenues

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenue sharing fees and content costs	5,378,413	4,619,735	4,872,318
Salary and welfare	241,243	233,669	222,454
Costs of in-game virtual items	10,283	15,762	197,918
Bandwidth and server custody fees	360,660	237,441	179,189
Payment handling costs	64,665	42,303	42,628
Share-based compensation	16,137	15,566	12,091
Others	107,724	105,185	103,669
Total	6,179,125	5,269,661	5,630,267

17.Other income, net

Other income is primarily comprised of gains recognized for government grants which represent cash subsidies received from the PRC government and compensation related to live streaming broadcasters who breached the arrangement clause. For the years ended December 31, 2023, 2024 and 2025, the Company recognized government grants as other income amounting to RMB41,551, RMB27,992 and RMB19,895, respectively.

18.Taxation

(a)PRC value-added tax and related surcharges

The Group is subject to value-added tax (“VAT”) and related surcharges on the revenues earned for services provided in the PRC. Net revenues are presented after netting off the VAT. The primary applicable rate of VAT is 6% for the years ended December 31, 2023, 2024 and 2025. All entities in PRC are also subject to surcharges on value-added tax payments in accordance with PRC law.

(b)Income taxes

(i)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

(ii)	Hong Kong

Subsidiaries in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The payments of dividends by these companies to their shareholders are not subject to any withholding tax in Hong Kong. For the years ended December 31, 2023, 2024 and 2025, the first HK$2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

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

18.Taxation (continued)

(b)Income taxes (continued)

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

An entity registered in Hainan Free Trade Port (“FTP”) and operating substantially that qualifies as an “Encouraged Industrial Enterprises” (an “EIE”) is entitled to a preferential income tax rate of 15% for eight years since January 1, 2020. Entities must perform a self-assessment each year to ensure they meet the criteria for qualification, pursuant to SAT Public Notice 2020 No.31 (“Circular 31”). According to Hainan Provincial Tax Bureau Public Notice 2021 No.1 (“Circular 1”), enterprises set up in Hainan FTP without any branches outside shall have substantive operations in Hainan FTP, which means that such enterprises shall maintain actual business operation, human resources, finance management as well as assets solely in Hainan FTP in order to enjoy the preferential tax rate. If an EIE fails to meet the criteria for qualification as an EIE or requirement of substantive VIE operations in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year and must instead use the regular 25% EIT rate.

The Group’s PRC entities provided for enterprise income tax are as follows:

●	Huya Technology renewed its HNTE qualification in 2025 and with a continued preferential income tax rate of 15% from 2025 to 2027.
●	Guangzhou Huya renewed its HNTE qualification in 2024 and with a continued preferential income tax rate of 15% from 2024 to 2026.
●	Hainan Huya was qualified as an EIE in Hainan free trade port, and enjoyed the preferential tax rate of 15% for eight years starting from 2020.
●	Most of the remaining PRC subsidiaries and VIEs were subject to 25% EIT for the years presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.Taxation (continued)

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a standard rate of 5% (if the immediate holding company in Hong Kong is the beneficial owner of the FIE and owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and withholding taxes should be accrued accordingly. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely.

Aggregate undistributed earnings and reserves of the Group entities located in the PRC that are available for distribution to the Company as of December 31, 2024 and 2025 are approximately RMB2,360,401 and RMB2,184,195 respectively. The undistributed earnings and reserves of the Group entities located in the PRC are considered to be indefinitely reinvested, because the Group does not have any present plan to pay any cash dividends from the undistributed earnings or reserves of the Group entities located in the PRC on its ordinary shares in the foreseeable future and intends to retain its available funds and any future earnings for use in the operation and expansion of its business.

Accordingly, no deferred tax liability on 10% WHT of aggregate undistributed earnings and reserves of the Company’s entities located in the PRC had been accrued that would be payable upon the distribution of those amounts to the Company as of December 31, 2024 and 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.Taxation (continued)

(b)Income taxes (continued)

Composition of income tax expenses (benefits)

Loss before income tax expenses for the years ended December 31, 2023, 2024 and 2025 were taxed within the following jurisdictions:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
PRC entities	(406,503)	(233,630)	(260,092)
Non-PRC entities	215,199	199,175	163,002
Total	(191,304)	(34,455)	(97,090)

The current and deferred portion of income tax expenses included in the consolidated statements of comprehensive income for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Income tax expenses applicable to China operations
Current income tax expenses	—	518	390
Deferred income tax expenses	—	—	—
Subtotal income tax expenses applicable to China operations	—	518	390
Income tax expenses applicable to Non-PRC operations
Current income tax expenses	17,222	17,023	16,475
Deferred income tax benefits	(4,007)	(4,041)	(4,059)
Subtotal income tax expenses applicable to Non-PRC operations	13,215	12,982	12,416
Total income tax expenses	13,215	13,500	12,806

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.Taxation (continued)

(b)Income taxes (continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate

After the prospective adoption of ASU 2023-09 for the year ended December 31, 2025, the reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the statutory tax rate of the Company against the Group’s income before income taxes is as follows.

	For the year ended
	December 31, 2025
	Amount	Percent

PRC Statutory income tax rate	(24,273)	25.0%
Foreign Tax Effects
Singapore
Statutory tax rate difference between Singapore and PRC	(2,847)	2.9%
Others	54	(0.1)%

Hong Kong
Statutory tax rate difference between Hong Kong and PRC	(7,282)	7.5%
Non-taxable income	(13,493)	13.9%
Others	(1)	0.0%

Cayman Islands
Statutory tax rate difference between Cayman Islands and PRC	(10,437)	10.8%

United States
Withholding tax	4,059	(4.2)%

Changes in valuation allowances	72,032	(74.1)%
Nontaxable or Nondeductible items
Effect of preferential tax benefits	12,582	(13.0)%
Effect of Super Deduction available to the Group	(54,855)	56.5%
Permanent differences	35,650	(36.7)%
Other Adjustments
Withholding tax	1,612	(1.7)%
Others	5	0.0%
Income tax expense	12,806	(13.2)%
(i)	Income taxes paid (net of refunds) by jurisdiction for the year ended December 31, 2025 is as follows:

For the year ended
December 31, 2025

PRC	6,057
Others	59
Total	6,116

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.Taxation (continued)

(b)Income taxes (continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate (Continued)

The reconciliation between the statutory income tax rate and the effective tax rate for years ended December 31, 2023, 2024 and is as follows:

	For the years ended December 31,
	2023	2024
PRC Statutory income tax rate	25.0%	25.0%
Effect of tax holiday and preferential tax benefits	(19.1)%	(42.9)%
Effect of varying tax rates available in different jurisdictions (i)	22.8%	64.8%
Permanent differences (ii)	(10.3)%	10.5%
Change in valuation allowance	(58.7)%	(241.8)%
Effect of Super Deduction available to the Group	33.4%	145.2%
Effective income tax rate	(6.9)%	(39.2)%
Effect of tax holidays inside the PRC on basic earnings per share/ADS (RMB)	0.28	0.19
(i)	For the years ended December 31, 2023 and 2024, the effect of varying tax rates in different jurisdictions is mainly driven by the interest income derived from short-term deposits and long-term deposits which are subject to an income tax rate of 0% under the tax laws of Cayman Islands, partially offset by the loss arising from overseas business which is subject to an income tax rate of 17% under the tax laws of Singapore for 2023, while the impact was not material in for 2024

(ii)	Permanent differences mainly arise from expenses not deductible for tax purposes including primarily share-based compensation costs and expenses incurred by subsidiaries and VIEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.Taxation (continued)

(b)Income taxes (continued)

Deferred tax assets and liabilities

Deferred taxes are measured using the enacted tax rates for the years in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2024 and 2025 are as follows:

	December 31,
	2024	2025
	RMB	RMB
Tax loss carried forwards	455,210	503,635
Impairment loss of investments	47,920	65,943
Unrealized profit arising from elimination of inter-company transactions	4,478	33
Deferred revenue	1,856	2,120
Others (i)	2,557	12,757
	512,021	584,488
Less: Valuation allowance (ii)	(512,021)	(584,488)
Total deferred tax assets	—	—
Deferred tax liabilities
Identifiable intangible assets arising from the Acquisition	(18,025)	(13,575)
Unrealized gains on investments	(5,380)	(5,357)
Total deferred tax liabilities	(23,405)	(18,932)
Net deferred tax liabilities	(23,405)	(18,932)
(i)	Others primarily include the expected credit loss provision as of December 31, 2025, which mainly arose from the other receivable of a 2021 arrangement with a broadcaster (Note 8).
(ii)	Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including operating losses incurred in recent periods, future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowances as of December 31, 2024 and 2025 were provided for net operating loss carry forwards, because such deferred tax assets are not more likely than not to be realized based on the Group’s estimate of the future taxable income to be derived by the subsidiaries. If events including (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carry forwards; and (iii) tax planning strategies occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Movement of valuation allowance

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	316,469	428,709	512,021
Additions	114,815	85,458	96,078
Reversals	(2,575)	(2,146)	(654)
Expiration of loss carry forward and impact of close of subsidiaries	—	—	(22,957)
Balance at end of the year	428,709	512,021	584,488

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

18.Taxation (continued)

(b)Income taxes (continued)

Tax loss carry forwards

As of December 31, 2025, total tax losses carried forward of the Company’s subsidiaries and VIEs in the PRC amounted to RMB2,106,255 which were expected to expire if not utilized between 2026 and 2035. The accumulated tax losses of a subsidiary incorporated in Singapore of RMB937,292 subject to the agreement of the relevant tax authorities, is allowed to be carried forward to offset against future taxable profits. Such carried forward tax losses in Singapore have no time limit.

In accordance with Singapore Tax Administration Law, the Singapore tax authorities generally have up to four years to claw back underpaid tax if the year of assessment is 2008 onwards. Accordingly, tax filings of the Group’s Singapore subsidiary for tax years 2021 through 2024 remain subject to the review by the relevant Singapore tax authorities. There were no ongoing tax examinations as of December 31, 2025 by Singapore tax authorities.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation. Accordingly, the PRC entities’ tax filings from 2021 through 2025 remain open to examination by the respective tax authorities.

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

19.Ordinary shares

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

During the year ended December 31, 2025, 2,151,869 Class A ordinary shares were issued for the vested restricted share units. Besides, no Class B ordinary shares were converted to Class A ordinary shares.

As of December 31, 2025, 73,146,779 Class A ordinary shares and 150,386,517 Class B ordinary shares had been issued and outstanding, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

19.Ordinary shares (continued)

In August, 2023, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$100 million of its ADSs or ordinary shares over a 12-month period. In August 2024, the Board authorized an extension of the expiry date of the share repurchase program to March 31, 2025. In March 2025, the Board has authorized another extension of the share repurchase program to March 31, 2026. During the years ended December 31, 2023, 2024 and 2025, the Company had repurchased 9,158,997 ADSs, 9,894,730 ADSs and 3,850,488 ADSs with an aggregate of US$29 million (equivalent to RMB206,345), US$35 million (equivalent to RMB248,332) and US$12 million (equivalent to RMB85,980) under this program, of which RMB202,422, RMB247,890 and RMB90,345 has been paid.

20.Share-based compensation

Compensation expense recognized for share-based awards granted by Huya was RMB74,525, RMB54,622 and RMB68,160 respectively during the years ended December 31, 2023, 2024 and 2025.

Compensation expense recognized for share-based awards granted by Tencent was RMB3,740, RMB9,898 and RMB5,432 respectively during the years ended December 31, 2023, 2024 and 2025.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

20.Share-based compensation (continued)

(i)Options

Grant of options

During the years ended December 31, 2023, 2024, no share options had been granted to employees or non-employees.

During the year ended December 31, 2025, the company granted 4,562,919 share options to employees.

Vesting of options

There are mainly four types of vesting schedule, which are: i) 50% of the options will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, ii) options will be vested in four equal installments over the following 48 months, iii) options will be vested in four equal installments over the following 24 months and iv) 25% of the options will be vested after 10 months and the remaining 75% will be vested in three equal installments over the following 36 months.

These options shall (i) be exercisable during its term cumulatively according to the vesting schedule set out in the grant notice and with the applicable provisions of Huya 2017 Share Incentive Plan and Huya 2024 Share Incentive Plan, provided that the performance conditions otherwise agreed by the parties (if any) to which the option is subject have been fulfilled upon each corresponding vesting date; (ii) be deemed vested and exercisable immediately in the event of a change of control, regardless of the vesting schedule; (iii) be exercisable upon any arrangement as otherwise agreed by the parties based on their discussion in good faith.

Movements in the number of share options granted and their related weighted average exercise prices are as follows:

			Weighted
		Weighted	average	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual life	value
	options	price (US$)	(years)	(US$)
As of December 31, 2022	126,002	2.5500	4.60	176
Forfeited	—	—	—	—
Exercised	(7,000)	2.5500	—	—
As of December 31, 2023	119,002	2.5500	3.60	132
Forfeited	—	—	—	—
Exercised	(37,502)	2.5500	—	—
As of December 31, 2024	81,500	2.5500	2.60	42
Granted	4,562,919	2.3000	—	—
Forfeited	—	—	—	—
Exercised	—	—	—	—
As of December 31, 2025	4,644,419	2.3044	9.49	2,673
Unvested at December 31, 2025	4,562,919	2.3000	9.64	2,646
Vested and exercisable as of December 31, 2025	81,500	2.5500	1.60	27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

20.Share-based compensation (continued)

(i)Options (continued)

Prior to the completion of the IPO and during the year of 2025, the Company has used the binomial option-pricing model to determine the fair value of the share options as of the grant dates. Key assumptions used were as follows:

	2018		2025
Weighted average fair value per option granted	US$	5.2130	US$	1.7740
Weighted average exercise price	US$	2.47	US$	2.30
Risk-free interest rate(1)		2.83%		4.52%
Expected term (in year)(2)		10		10
Expected volatility(3)		55%		62%
Dividend yield(4)		—		2.47%
(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the China Government Bond yield for the year of 2018 and US Government Bond yield for the year of 2025 as at the valuation dates.
(2)	The expected term is the contract life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)	The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected term of the option.

For the years ended December 31, 2023, 2024 and 2025, the Group recorded share-based compensation in general and administrative expenses of nil, nil and RMB11,992 for the share options granted to employees using the graded-vesting attribution method.

As of December 31, 2025, there was no unrecognized share-based compensation expense of options relating to Huya 2017 Share Incentive Plan and there was RMB45,327 unrecognized share-based compensation expense of options related to Huya 2024 Share Incentive Plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

20.Share-based compensation (continued)

(ii)Restricted share units

Grant of restricted share units

During the years ended December 31, 2023, 2024 and 2025, the Company granted 2,787,407, 2,732,585 and 4,972,103 restricted share units to employees respectively.

Vesting of restricted share units

There are mainly five types of vesting schedule for employees, which are: i) 50% of the restricted share units will be vested after 24 months of the grant date and the remaining 50% will be vested in two equal installments over the following 24 months, ii) restricted share units will be vested in four equal installments over the following 48 months, iii) restricted share units will be vested in two equal installments over the following 24 months, iv) 25% of the restricted share units will be vested after 9 months of the grant date and the remaining 75% will be vested in three equal installments over the following 36 months, and v) 25% of the restricted share units will be vested after 10 months of the grant date and the remaining 75% will be vested in three equal installments over the following 36 months.

The following table summarizes the activity of all restricted share units for the years ended December 31, 2023, 2024 and 2025:

		Weighted
	Number of	average
	restricted	grant-date
	share units	fair value (US$)
Outstanding, December 31, 2022	7,272,469	7.8046
Granted	2,787,407	2.8824
Forfeited	(1,365,256)	7.2654
Vested	(3,546,222)	8.5540
Outstanding, December 31, 2023	5,148,398	4.7664
Granted	2,732,585	4.1986
Forfeited	(459,733)	4.6775
Vested	(3,139,694)	4.7799
Outstanding, December 31, 2024	4,281,556	4.4037
Granted	4,972,103	1.3082
Forfeited	(292,445)	3.4153
Vested	(3,214,736)	3.0354
Outstanding, December 31, 2025	5,746,478	2.5411
Expected to vest at December 31, 2025	5,473,862	2.4913

For the years ended December 31, 2023, 2024 and 2025, the Company recorded share-based compensation of RMB78,265, RMB64,520 and RMB61,600 using the graded vesting attribution method.

As of December 31, 2025, total unrecognized compensation expense relating to the restricted share units was RMB56,279. The expense is expected to be recognized over a weighted average period of 1.06 year using the graded-vesting attribution method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

21.Net loss per share

Basic and diluted net income per share for the years ended December 31, 2023, 2024 and 2025 are calculated as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net loss attributable to ordinary shareholders	(204,519)	(47,955)	(112,591)
Numerator for basic and diluted net loss per share	(204,519)	(47,955)	(112,591)
Denominator:
Denominator for basic calculation—weighted average number of Class A and Class B ordinary shares outstanding	243,025,428	231,533,388	228,840,636
Denominator for diluted calculation	243,025,428	231,533,388	228,840,636
Net loss per ordinary share
—Basic	(0.84)	(0.21)	(0.49)
—Diluted	(0.84)	(0.21)	(0.49)
Net loss per ADS*
—Basic	(0.84)	(0.21)	(0.49)
—Diluted	(0.84)	(0.21)	(0.49)

*Each ADS represents one Class A ordinary share.

The share options and restricted share units were excluded in the computation of diluted loss per share for the years ended December 31, 2023, 2024 and 2025 because the inclusion of such share awards would be anti - dilutive.

22.Related party transactions

For the years ended December 31, 2023, 2024 and 2025, significant related party transactions were as follows:

Transactions with Tencent

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Advertising, game distribution and other revenues from Tencent	118,844	651,495	478,152
Content costs charged by Tencent (i)	249,536	217,527	346,421
Operation support services provided by Tencent	142,372	104,318	85,256
Acquisition under common control (ii)	574,826	—	—
Others	6,422	6,422	6,217
(i)	In April 2021, the Group entered into a related party transaction with a fellow subsidiary of Tencent to purchase an exclusive license for broadcasting League of Legends tournaments during the period from 2021 to 2025, with a total consideration of RMB2,013 million. In January 2023, September 2024 and August 2025, the Group has entered into supplemental agreements to the above-mentioned agreement with Tencent to update the authorised right, licensed scope and total consideration respectively.
(ii)	In December 2023, the Company acquired a global mobile application service provider from a fellow subsidiary of Tencent for an aggregate cash consideration of RMB574,826, of which RMB546,084 was paid by the Company in 2023 and the remaining balance of RMB28,770 was paid in February 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

22.Related party transactions (continued)

Transactions with entities over which Tencent and/or Huya have significant influence (“Tencent and Huya’s related parties”)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Content costs and revenue sharing fees charged by Tencent and Huya’s related parties	61,272	38,069	29,454
Advertising and other revenues from Tencent and Huya’s related parties	23,902	17,575	8,566
Others	29,178	1,810	11,358

As of December 31, 2024 and 2025, the amounts due from/to related parties are as follows:

	December 31,
	2024	2025
	RMB	RMB
Prepaid assets and amounts due from related parties, net
Tencent	202,157	286,867
Others	5,710	4,138
Less: credit loss provision	(302)	(258)
Total	207,565	290,747
Amounts due to related parties
Tencent	142,662	123,394
Others	18,867	26,772
Total	161,529	150,166

The following table presents the movements of the credit loss provision related to amounts due from related parties for the years ended December 31, 2023, 2024 and 2025:

	For the years ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	(302)	(217)	(302)
Current year provision	(219)	(100)	(67)
Current year reversal	304	15	111
Balance at end of the year	(217)	(302)	(258)

The other receivables/payables from/to related parties are unsecured, interest-free and payable on demand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.Fair value measurements

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

The following table sets forth the financial instruments measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2024 and 2025:

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Available-for-sale debt investments (i)	—	—	283,054	283,054

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.Fair value measurements (continued)

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Available-for-sale debt investments (i)	—	—	163,027	163,027
(i)	Available-for-sale debt investments are investments made by the Group without readily determinable fair values as set out in Note 9, which were categorized as Level 3 in the fair value hierarchy. These investments were valued based on a model utilizing unobservable inputs requiring significant management judgment and estimation. The Company uses a combination of valuation methodologies, including income approaches based on the Company’s best estimate, which is determined by using information including but not limited to future cash flow forecasts, liquidity factors and multiples of a selection of comparable companies.

Management determined the fair value of Level 3 investments based on income approach using various unobservable inputs. The determination of the fair value required significant judgement by management with respect to the assumptions and estimates for risk-free rate, weighted average cost of capital and probability in equity allocation for income approach.

For the year ended December 31, 2024, the Company recognized credit impairment and non - credit losses with aggregated amounts of RMB66,339 and RMB79,119 respectively related to these available - for - sale debt investments.

For the year ended December 31, 2025, the Company recognized credit impairment and non - credit losses with aggregated amounts of RMB76,458 and RMB43,569 respectively related to these available - for - sale debt investments.

The roll forward of Level 3 investments are as follows:

Total
Fair value of Level 3 investments as at December 31, 2023	428,512
New additions	—
Recognised in net loss	(66,339)
Recognised in other comprehensive income (loss)	(79,119)
Fair value of Level 3 investments as at December 31, 2024	283,054
New additions	—
Recognised in net loss	(76,458)
Recognised in other comprehensive income (loss)	(43,569)
Fair value of Level 3 investments as at December 31, 2025	163,027

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

23.Fair value measurements (continued)

Fair value measurement on a non-recurring basis

The Group measures investments without readily determinable fair value on a non-recurring basis when impairment charges and fair value change due to observable price change are recognized.

An observable price change is usually resulting from new rounds of financing of the investees. The Group determines whether the securities offered in new rounds of financing are similar to the equity securities held by the Group by comparing the rights and obligations of the securities. When the securities offered in new rounds of financing are determined to be similar to the securities held by the Group, the Group adjusts the observable price of the similar security to determine the amount that should be recorded as an adjustment in the carrying value of the security to reflect the current fair value of the security held by the Group by using the back-solve method based on the equity allocation model with adoption of some key parameters such as risk-free rate and equity volatility or market approach by using the selection of comparable companies operating in similar businesses and etc. For the years ended December 31, 2024 and 2025, no gain or loss on fair value changes of investment were recognized due to the observable price change of the investments without readily determinable fair value.

Certain privately held investments accounted for using the measurement alternative election were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering factors including, but not limited to, (i) adverse performance and cash flow forecasts of investees; (ii) adverse industry developments affecting investees; and (iii) adverse regulatory, social, economic or other developments affecting investees. For the years ended December 31, 2023, 2024 and 2025, an impairment charge of RMB210,813, RMB166,127 and RMB43,698 was recognized as an impairment loss for these equity investments without readily determinable fair values. As of December 31, 2024 and 2025, the fair value of these impaired investments measured at Level 3 inputs were RMB15,438 and RMB33,541 respectively. The fair value of the privately held investments was measured based on significant inputs as detailed in Note 9.

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

24.Leases

The Company entered into operating lease agreements primarily for offices and land.

The following table summarizes the lease expense for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease expense	41,126	40,670	34,376
Short-term lease expense	12,730	13,884	12,815
Total lease expense	53,856	54,554	47,191
Weighted-average remaining lease term (in years) – operating leases			1.1
Weighted-average discount rate – operating leases			4.0%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

24.Leases (continued)

As of December 31, 2025, future minimum lease payments under non-cancellable operating lease agreements for which the Group has recognized operating lease right-of-use assets and liabilities were as follows:

For the years ending December 31,	Future minimum payments
RMB
2026	19,327
2027	1,779
Total undiscounted cash flows	21,106
Less: imputed interest	(358)
Total	20,748

Supplemental cash flow information related to leases for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the years end December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash paid for operating leases	34,090	32,429	26,001
Lease liabilities arising from obtaining right-of-use assets	74,876	2,120	9,305

25.Commitments and contingencies

(a)Operating commitments

As of December 31, 2025, future minimum payments under non-cancelable agreements consist of the following,

Operating commitments
RMB
2026	7,808
2027	4,649
2028	4,457
2029	8,415
25,329

The commitments presented above mainly consist of property management fees, short-term lease commitments and leases that have not yet commenced but that create significant rights and obligations for the Company, which are not included in operating lease right-of-use assets and lease liabilities.

(b)Capital and other commitments

As of December 31, 2025, the Group had outstanding capital expenditures contracted for construction in progress and investment totaling RMB223,134 are analyzed as follows.

Capital commitments
RMB
Construction in progress	208,134
Investment	15,000
223,134

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

25.Commitments and contingencies (continued)

(c)Legal proceedings

The Group records a liability when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. The Group evaluates, on a regular basis, developments in litigation matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate.

As of December 31, 2025, there were a few significant pending claims related to live streaming broadcasters recruitment and alleged copyright infringement with an aggregate amount of RMB226 million. Given that potential claims amounts were related to cases which are in the early stage or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions, the Group is unable to estimate the reasonably possible loss as the proceedings timing and outcome of pending litigation is inherently uncertain.

26.Subsequent events

On March 13, 2026, to implement its cash dividend plan for the years 2025, 2026, and 2027 (the “2025-2027 Dividend Plan”) declared on March 18, 2025, the board of directors of the Company have approved a special cash dividend for the year 2026 (the “2026 Cash Dividend”). The 2026 Cash Dividend, declared on March 17, 2026, will be paid to holders of ordinary shares and holders of ADSs of record as of the close of business on June 17, 2026, in U.S. dollars, in an amount of US$0.135 per ordinary share or US$0.135 per ADS. The total amount of cash to be distributed for the 2026 Cash Dividend is expected to be approximately US$31 million, which will be funded by surplus cash on the Company’s balance sheet. The payment date for holders of ordinary shares and holders of ADSs is expected to be on or around June 30, 2026.

On March 18, 2026, the Company’s board of directors authorized and declared a new share repurchase program (the “2026 Share Repurchase Program”) under which the Company may repurchase up to US$50 million of its ADSs and/or ordinary shares over a 24 -month period ending on March 18, 2028. The Company’s previous share repurchase program, which was originally adopted on August 15, 2023 (the “2023 Share Repurchase Program”), was scheduled to expire on March 31, 2026. Upon the effectiveness of the 2026 Share Repurchase Program on March 18, 2026, the 2023 Share Repurchase Program was terminated, and any of the unutilized quota of US$24.5 million under the 2023 Share Repurchase Program was cancelled.

Repurchases under the 2026 Share Repurchase Program may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the 2026 Share Repurchase Program periodically and may authorize adjustments to its terms and size. The Company expects to fund repurchases made under the 2026 Share Repurchase Program from its existing funds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data, unless otherwise stated)

27.Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the entities incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s entities in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s entities incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB1,160,828 and RMB1,019,480 as of December 31, 2024 and 2025. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and VIE to satisfy any obligations of the Company.

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

For the year ended December 31, 2025, the Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Company as of December 31, 2025 and the condensed financial information of the Company are not required to be presented.